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As filed with the U.S. Securities and Exchange Commission on August 4, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QLT INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dori Assaly
Vice President, Legal Affairs and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Mia Bacic James Beeby McCullough O'Connor Irwin LLP Suite 2600, Oceanic Plaza 1066 West Hastings Street Vancouver, BC V6E 3X1 (604) 687-7077	James E. Dawson, Esq. Nutter McClennen & Fish, LLP 155 Seaport Boulevard Boston, MA 02210 (617) 439-2000	Andrew I. Koven Chief Administrative Officer, General Counsel and Secretary Auxilium Pharmaceuticals, Inc. 640 Lee Road Chesterbrook, PA 19087 (484) 321-5900	Paul T. Schnell, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus and management proxy circular.

            If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

            If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

            Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

            Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Shares, without par value	350,408,933(1)	Not Applicable	$2,010,018,754(2)	$258,891(3)

(1)
Represents the estimated maximum number of the Registrant's common shares to be issuable in connection with the merger described herein. The number of common shares is based on the product obtained by multiplying (a) the maximum equity exchange ratio of 3.2321 under the merger agreement after giving effect to the maximum possible adjustment thereto by (b) the sum of (i) the 50,353,638 shares of Auxilium Pharmaceuticals, Inc. ("Auxilium") common stock issued and outstanding, (ii) 19,188,575, the maximum number of shares of Auxilium common stock issuable upon conversion of Auxilium's 1.5% Convertible Senior Notes due 2018, (iii) the 30,213,900 shares of Auxilium common stock issuable upon exercise of warrants issued by Auxilium, and (iv) the 8,659,138 shares of Auxilium common stock reserved and available for issuance pursuant to outstanding equity awards issued under various Auxilium equity plans, in each case as of July 30, 2014.

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant's common shares was calculated based upon the market value of shares of Auxilium common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (a) $18.54, the average of the high and low prices per share of Auxilium common stock on July 28, 2014, as quoted on the NASDAQ Stock Market and (b) 108,415,251, the estimated number of shares of Auxilium common stock issued and outstanding, issuable or reserved and available for issuance as described above.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $128.80 per $1,000,000 of the proposed maximum aggregate offering price.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus and management proxy circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION
DATED AUGUST 4, 2014

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

, 2014

          As previously announced, on June 25, 2014, Auxilium Pharmaceuticals, Inc. ("Auxilium") and QLT Inc. ("QLT") agreed to a business combination under the terms of the Agreement and Plan of Merger by and among Auxilium, QLT, QLT Holding Corp. and QLT Acquisition Corp. (the "merger agreement"). In order to effect the combination of Auxilium and QLT, QLT Acquisition Corp., an indirect wholly owned subsidiary of QLT, will be merged with and into Auxilium (the "merger"). Auxilium will be the surviving corporation and, through the merger, will become an indirect wholly owned subsidiary of QLT. We expect that, following completion of the merger, the name of the combined company will be changed to Auxilium International Corp. ("New Auxilium").

          If the merger is completed, Auxilium stockholders will receive a fixed ratio (the "equity exchange ratio") of 3.1359 QLT common shares for each share of Auxilium common stock that they own. The equity exchange ratio may be increased by up to 0.0962 QLT common shares depending on the amount of aggregate cash consideration (if any) that is received by QLT or its subsidiary at or immediately after the merger effective time in respect of any sale, license, sublicense or similar transaction related to QLT's proprietary synthetic retinoid product in development. The equity exchange ratio will not be adjusted to reflect stock price changes for either Auxilium or QLT prior to the closing of the merger. QLT shareholders will continue to own their existing QLT common shares after the merger.

          Based on the number of QLT and Auxilium common shares estimated to be outstanding immediately prior to the closing of the merger, we estimate that, upon the closing, current QLT shareholders will own approximately 24% of the combined company and former Auxilium stockholders will own approximately 76% of the combined company, in each case, on a fully diluted basis (using the treasury stock method). QLT common shares are traded on the NASDAQ Stock Market ("NASDAQ") under the symbol QLTI and on the Toronto Stock Exchange (the "TSX") under the symbol QLT, and shares of Auxilium common stock are traded on NASDAQ under the symbol AUXL. It is a condition to completion of the merger that the QLT common shares will delist from the TSX effective on the closing date of the merger. Following the closing of the merger, the shares of the combined company are expected to trade on NASDAQ under the symbol AUXL.

          Auxilium is soliciting proxies for use at a special meeting of its stockholders to consider and vote upon (1) a proposal to adopt the merger agreement and approve the transactions contemplated thereby, (2) a proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger and (3) a proposal for an adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the merger agreement and approve the transactions contemplated thereby. Approval of the second and third proposals at the Auxilium special meeting is not a condition to the completion of the merger.

          QLT is soliciting proxies for use at an annual general and special meeting of its shareholders to consider and vote upon (1) a proposal to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement, (2) the election of six directors of QLT and, effective upon completion of the merger, nine directors of QLT, (3) a proposal to approve the appointment of Deloitte LLP, as independent auditors of QLT, for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors, (4) a proposal to approve, on a non-binding advisory basis, the compensation of QLT's named executive officers for 2013 (5) a proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between QLT and its named executive officers relating to the merger and (6) ratification and approval of QLT's advance notice policy. Approval of the second through sixth proposals at the QLT annual general and special meeting is not a condition to the completion of the merger.

          We cannot complete the merger unless the stockholders of Auxilium and the shareholders of QLT approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Auxilium or QLT meetings in person, please vote your shares as promptly as possible so that your shares may be represented and voted at your meeting. If you are an Auxilium stockholder, please note that a failure to vote your shares of Auxilium common stock has the same effect as a vote against the adoption of the merger agreement and approval of the transactions contemplated thereby. If you are a QLT shareholder, please note that a failure to vote your QLT common shares may result in a failure to establish a quorum for the QLT annual general and special meeting.

          After careful consideration, the Boards of Directors of Auxilium and QLT have each unanimously approved the merger agreement and the transactions contemplated thereby. The Auxilium Board of Directors unanimously recommends that the Auxilium stockholders vote "FOR" each of the proposals to be submitted at the Auxilium special meeting. The QLT Board of Directors unanimously recommends that the QLT shareholders vote "FOR" each of the proposals to be submitted at the QLT annual general and special meeting.

          The obligations of Auxilium and QLT to complete the merger are subject to the satisfaction or waiver of the conditions in the merger agreement. Additional information about Auxilium, QLT and the merger is contained in this joint proxy statement/prospectus and management proxy circular. You should read this entire joint proxy statement/prospectus and management proxy circular carefully. In particular, we urge you to read the section entitled "Risk Factors" beginning on page 33.

          We thank you for your consideration and continued support.

Sincerely,
Adrian Adams	Jeffrey Meckler
Chief Executive Officer and President	Chairman, Executive Transition Committee
Auxilium Pharmaceuticals, Inc.	QLT Inc.

          Neither the Securities and Exchange Commission nor any state securities commission, nor any securities regulatory authority in Canada, has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus and management proxy circular or determined that this joint proxy statement/prospectus and management proxy circular is accurate or complete. Any representation to the contrary is a criminal offense.

          This joint proxy statement/prospectus and management proxy circular is dated                , 2014, and is first being mailed to Auxilium stockholders and QLT shareholders on or about                 , 2014.

AUXILIUM PHARMACEUTICALS, INC.
640 Lee Road
Chesterbrook, Pennsylvania 19087
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                  , 2014

To the stockholders of Auxilium Pharmaceuticals, Inc.:

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Auxilium Pharmaceuticals, Inc., a Delaware corporation ("Auxilium"), will be held at the offices of Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, Pennsylvania, on                  ,    , 2014, at       a.m., local time. The purpose of the meeting shall be to consider and act upon the following matters:

  (1)
  To adopt the Agreement and Plan of Merger, dated as of June 25, 2014, by and among Auxilium, QLT Inc., QLT Holding Corp. and QLT Acquisition Corp., and approve the transactions contemplated thereby;

  (2)
  To approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger;

  (3)
  To approve any motion to adjourn the special meeting, or any adjournment thereof, to another time or place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby; and

  (4)
  To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

        These items of business, including the merger agreement and the proposed merger, are described in detail in the accompanying joint proxy statement/prospectus and management proxy circular. Please read these documents carefully in deciding how to vote. The Auxilium Board of Directors, by unanimous vote, has determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Auxilium and its stockholders and recommends that Auxilium stockholders vote "FOR" the proposal to adopt the merger agreement and approve the transactions contemplated thereby, "FOR" the proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger, and "FOR" the Auxilium meeting adjournment proposal.

        The record date for the Auxilium special meeting is                  , 2014. Only holders of Auxilium's common stock of record at the close of business on                  , 2014 are entitled to notice of, and to vote at, the Auxilium special meeting, or any adjournment or postponement thereof. A complete list of such stockholders will be open to the examination of any such stockholder at Auxilium's principal executive offices at 640 Lee Road, Chesterbrook, Pennsylvania 19087, for a period of ten days prior to the Auxilium special meeting and on the day of the Auxilium special meeting.

        Adoption of the merger agreement and approval of the transactions contemplated thereby by Auxilium stockholders is a condition to the merger and requires the affirmative vote, in person or by proxy, of holders of a majority of the shares of Auxilium common stock outstanding and entitled to vote thereon. Therefore, your vote is very important. Your failure to vote your shares will have the same effect as a vote "against" the adoption of the merger agreement and approval of the transactions contemplated thereby. Whether or not you plan to attend the special meeting, please promptly vote your shares and provide your proxy by telephone or by accessing the Internet site following the instructions in the accompanying joint proxy statement/prospectus and management proxy circular or by marking, dating, signing and returning the accompanying proxy card as promptly as practicable. By providing your proxy, you do not restrict your right to vote in person at the special meeting.

By Order of the Board of Directors,
Andrew I. Koven Secretary
Chesterbrook, Pennsylvania , 2014

887 Great Northern Way, Suite 250
Vancouver, British Columbia, V5T 4T5
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2014

To the shareholders of QLT Inc.:

        NOTICE IS HEREBY GIVEN that an annual general and special meeting of shareholders of QLT Inc., a British Columbia corporation ("QLT"), will be held at                    on                 ,    , 2014, at       a.m., local time. The purpose of the meeting shall be to consider and act upon the following matters:

  (1)
  To consider and, if thought fit, approve with or without variation, an ordinary resolution authorizing QLT to issue common shares in the capital of QLT necessary to complete the merger (the "merger") of an indirect wholly owned subsidiary of QLT with and into Auxilium Pharmaceuticals, Inc. ("Auxilium"), and the issuance of such other QLT common shares as contemplated by the merger agreement;

  (2)
  To receive the Annual Report on Form 10-K, and the Audited Consolidated Financial Statements of QLT for the year ended December 31, 2013, together with the Report of the Independent Registered Public Accounting Firm on those financial statements;

  (3)
  To elect six directors and, effective upon completion of the merger, to elect nine directors;

  (4)
  To approve the appointment of Deloitte LLP as independent auditors of QLT for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors;

  (5)
  To approve, on a non-binding advisory basis, the compensation of QLT's named executive officers for 2013;

  (6)
  To approve, on a non-binding advisory basis, certain compensatory arrangements between QLT and its named executive officers relating to the merger;

  (7)
  To ratify and approve QLT's advance notice policy; and

  (8)
  To transact such other business as may properly come before the annual general and special meeting, or at any adjournments or postponements thereof.

These items of business, including the merger agreement and the proposed merger, are described in detail in the accompanying joint proxy statement/prospectus and management proxy circular. Please read these documents carefully in deciding how to vote. The QLT Board of Directors, by unanimous vote, has determined that the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of QLT and its shareholders and recommends that QLT shareholders vote "FOR" the proposal to issue shares in the capital of QLT necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement, "FOR" the election of six directors of QLT and, effective upon completion of the merger, nine directors of QLT, "FOR" the appointment of Deloitte LLP as independent auditors of QLT for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to the auditors, "FOR" the proposal to approve, on a non-binding advisory basis, the compensation of QLT's named executive officers for 2013, "FOR" the proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between QLT and its named executive officers relating to the merger, and "FOR" the proposal to ratify and approve QLT's advance notice policy.

        Approval by QLT shareholders of the issuance of shares necessary to effect the merger and the issuance of such other QLT common shares as contemplated by the merger agreement is a condition to the merger and requires the affirmative vote, in person or by proxy, of a majority of the votes cast on such proposal at the annual general and special meeting of QLT. Therefore, your vote is very important. Whether or not you plan to attend the annual general and special meeting, please promptly vote your proxy by telephone or by accessing the Internet site following the instructions in the accompanying joint proxy statement/prospectus and management proxy circular or by marking, dating, signing and returning the accompanying instrument of proxy as promptly as practicable. If you are able to attend the annual general and special meeting and wish to vote your shares in person, you may do so at any time before the proxy is exercised.

        Important Notice Regarding the Availability of Proxy Materials for the annual general and special meeting to be held on                  , 2014:

        This joint proxy statement/prospectus and QLT's Annual Report for the fiscal year ended December 31, 2013 are available at www.qltinc.com by clicking on "2014 Proxy Materials and Annual Report" or directly at:                   .

        You are entitled to receive notice of and attend the annual general and special meeting, and may vote at the annual general and special meeting, if you were a shareholder of QLT at the close of business on                  , 2014, which we refer to as the "record date." If you were a registered shareholder on                  , 2014 and you are unable to attend the annual general and special meeting in person, you may vote by proxy on the matters to be considered at the annual general and special meeting. Please read the notes accompanying the instrument of proxy enclosed with these materials and then follow the instructions for voting by proxy contained in the accompanying joint proxy statement/prospectus. If on                  , 2014, your shares in QLT were held of record in your brokerage firm, securities dealer, trust company, bank or another similar organization, you may vote at the annual general and special meeting if you complete a voting information form received from that organization issued in your name and carefully follow any instructions that are provided to you in connection with that voting information form, or if you follow the instructions contained in the accompanying joint proxy statement/prospectus for submitting another form of written documentation to appoint yourself, or your nominee, as a proxyholder.

        In order for it to be voted at the annual general and special meeting, a proxy must be received (whether delivered by mail, telephone or Internet) by no later than 6:00 AM (Pacific Time)/9:00 AM (Eastern Time)                  , 2014 by QLT's registrar and transfer agent, Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, telephone number: 1-866-732-VOTE (8683), website: www.investorvote.com. The Chairman of the annual general and special meeting may determine, in his sole discretion, to accept or reject an instrument of proxy that is delivered in person to the Chairman at the annual general and special meeting as to any matter in respect of which a vote has not already been cast.

The enclosed instrument of proxy is solicited by the QLT Board of Directors and management, but you may amend it if you wish by striking out the names listed in the instrument of proxy and inserting in the space provided the name of the person you wish to represent you at the annual general and special meeting.

        DATED at Vancouver, British Columbia, this          day of                  , 2014.

By Order of the Board of Directors,
Jeffrey Meckler Chairman, Executive Transition Committee
Vancouver, British Columbia , 2014

ADDITIONAL INFORMATION

        The accompanying joint proxy statement/prospectus and management proxy circular incorporates by reference important business and financial information about Auxilium and QLT from documents that are not included in or delivered with this joint proxy statement/prospectus and management proxy circular. The management proxy circular of QLT that is included as part of this joint proxy statement/prospectus and management proxy circular also incorporates by reference information about QLT, but does not incorporate by reference information regarding Auxilium. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus and management proxy circular, see "Where You Can Find More Information" beginning on page 481.

        This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus and management proxy circular by requesting them in writing or by telephone from the appropriate company or its representative at the following addresses and telephone numbers:

Georgeson Inc.	Georgeson Shareholder Communications Canada Inc.
480 Washington Blvd., 26th Floor	100 University Avenue, 11th Floor
Jersey City, NJ 07310	Toronto, Ontario M5J 2Y1
Banks and Brokers Call: (212) 440-9800	Banks and Brokers Call:
All Others Call Toll-Free: (866) 482-4943	All Others Call Toll-Free:
OR	OR
Auxilium Pharmaceuticals, Inc.	QLT Inc.
640 Lee Road	887 Great Northern Way, Suite 250
Chesterbrook, PA 19087	Vancouver, British Columbia
(484) 321-5900	Canada V5T 4T5
Attn: Investor Relations	(604) 707-7000
Attn: Investor Relations

        If you would like to request documents, please do so by                        , 2014, in order to receive them before the meetings. For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and management proxy circular and how you may obtain it, see "Where You Can Find More Information" beginning on page 481 of the accompanying joint proxy statement/prospectus and management proxy circular.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

        For ease of reference, when we refer to this "joint proxy statement/prospectus," we mean the joint proxy statement/prospectus and management proxy circular described below.

        This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the "SEC") by QLT, constitutes a prospectus of QLT under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the QLT common shares to be issued or that are issuable pursuant to the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement of both Auxilium and QLT under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a management information circular of QLT under National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators (the "CSA"). This joint proxy statement/prospectus does not constitute a prospectus of QLT under the applicable Canadian Securities laws. This joint proxy statement/prospectus constitutes a notice of meeting with respect to the special meeting of Auxilium stockholders and a notice of meeting with respect to the annual general and special meeting of QLT shareholders.

        You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                  , 2014. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither Auxilium's mailing of this joint proxy statement/prospectus to Auxilium stockholders or QLT shareholders nor the issuance by QLT of common shares necessary to effect the merger or the issuance of other QLT common shares as contemplated by the merger agreement will create any implication to the contrary.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding Auxilium has been provided by Auxilium, and information contained in this joint proxy statement/prospectus regarding QLT has been provided by QLT.

i

Page
Delisting from TSX; Supplemental Listing of QLT Shares on NASDAQ	169
Restrictions on Resales	169
Litigation Related to the Merger	169
Procedures for Exchange of Auxilium Common Stock for QLT Common Shares	170
CERTAIN TAX CONSEQUENCES OF THE MERGER	171
Certain U.S. Federal Income Tax Consequences	171
Certain Canadian Federal Income Tax Consequences	178
AUXILIUM PROPOSAL 1: VOTE OF AUXILIUM STOCKHOLDERS REQUIRED TO ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY; BOARD RECOMMENDATION	181
QLT PROPOSAL 1: VOTE OF QLT SHAREHOLDERS REQUIRED TO APPROVE THE ISSUANCE OF QLT COMMON SHARES NECESSARY TO COMPLETE THE MERGER AND THE ISSUANCE OF SUCH OTHER QLT COMMON SHARES AS CONTEMPLATED BY THE MERGER AGREEMENT; BOARD RECOMMENDATION	181
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	182
Auxilium	182
QLT	184
THE COMPANIES	187
Auxilium Pharmaceuticals, Inc.	187
QLT Inc.	187
QLT Holding Corp.	187
QLT Acquisition Corp.	187
Intercorporate Relationships of the Companies	188
THE MERGER AGREEMENT	191
Closing of the Merger	191
Merger Consideration to Auxilium Stockholders	192
Treatment of Outstanding Auxilium Equity Awards	192
Treatment of Auxilium Convertible Notes	193
Treatment of Auxilium Warrants and Call Options	193
Governing Documents Following the Merger	194
Exchange of Auxilium Stock Certificates Following the Merger	194
Representations and Warranties	195
Material Adverse Effect	197
Covenants	198
Board Recommendations; Auxilium Special Meeting and QLT Annual General and Special Meeting	203
Third Party Acquisition Proposals	204
Regulatory Approvals	206
Additional Agreements	206
Financing Covenant	207
Retinoid Transaction	208
Pre-Acquisition Reorganization	208
Officers and Directors upon Completion of the Merger	209
Conditions to the Completion of the Merger	209
Indemnification	211
Termination of the Merger Agreement	211
Termination Fees; Effect of Termination	213
Obligations in Event of Termination	214
Expenses	214
Amendment	214

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETINGS

        Set forth below are questions that you, as a stockholder of Auxilium or a shareholder of QLT, may have regarding the merger and the other matters to be considered at the special meeting of stockholders of Auxilium or the annual general and special meeting of shareholders of QLT and the answers to those questions. Auxilium and QLT urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters to be considered at such meetings. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. All references in this joint proxy statement/prospectus to "Auxilium" refer to Auxilium Pharmaceuticals, Inc., a Delaware corporation; all references in this joint proxy statement/prospectus to "QLT" refer to QLT Inc., a British Columbia corporation; unless otherwise indicated or as the context requires, all references in this joint proxy statement/prospectus to "we," "our" and "us" refer to both Auxilium and QLT; and all references to the "merger agreement" refer to the Agreement and Plan of Merger, dated as of June 25, 2014, among Auxilium, QLT, QLT Holding Corp., a Delaware corporation and wholly owned subsidiary of QLT ("HoldCo"), and QLT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of HoldCo ("AcquireCo"), a copy of which is included as Annex A to this joint proxy statement/prospectus. QLT following completion of the merger, which is expected to be renamed Auxilium International Corp., is sometimes referred to in this joint proxy statement/prospectus as the "combined company" or "New Auxilium". All references to USD or $ are to United States dollars, and all references to C$ are to Canadian dollars.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
Auxilium and QLT have agreed to combine pursuant to the terms of the merger agreement. In order to effect the combination of Auxilium and QLT, an indirectly wholly owned subsidiary of QLT, AcquireCo, will be merged with and into Auxilium. Auxilium will be the surviving corporation and, through the merger, will become an indirect wholly owned subsidiary of QLT. Upon completion of the merger, stockholders of Auxilium will receive common shares of QLT in exchange for their Auxilium common stock.

  In order to complete the merger:

  •
  Auxilium stockholders must adopt the merger agreement and approve the transactions contemplated thereby; and

  •
  QLT shareholders must approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement.

  Auxilium will hold a special meeting of its stockholders and QLT will hold an annual general and special meeting of its shareholders to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger, the special meeting of stockholders of Auxilium and the annual general and special meeting of shareholders of QLT, and you should read it carefully.

Q:
What are the proposals on which I am being asked to vote?

A:
Auxilium:    At the special meeting of Auxilium stockholders, Auxilium stockholders will vote upon proposals to:

•
adopt the merger agreement and approve the transactions contemplated thereby;

•
approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger; and

•
approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby.

  The Auxilium Board of Directors (the "Auxilium Board of Directors") recommends that Auxilium stockholders vote their shares "FOR" approval of each of the above proposals.

  QLT:    At the annual general and special meeting of QLT shareholders, QLT shareholders will vote upon proposals to:

  •
  consider, and if thought fit, approve with or without variation, an ordinary resolution authorizing QLT to issue common shares in the capital of QLT necessary to complete the merger and to issue such other QLT common shares as contemplated by the merger agreement;

  •
  elect six directors of QLT and, effective upon completion of the merger, nine directors of QLT;

  •
  approve the appointment of Deloitte LLP as independent auditors of QLT for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors; and

  •
  approve, on a non-binding advisory basis, the compensation of QLT's named executive officers for 2013;

  •
  approve, on a non-binding advisory basis, certain compensatory arrangements between QLT and its named executive officers relating to the merger; and

  •
  ratify and approve QLT's advance notice policy.

  The QLT Board of Directors (the "QLT Board of Directors") recommends that QLT shareholders vote their shares "FOR" approval of each of the above proposals.

Q:
What will I receive in the merger?

A:
If the merger is completed, holders of shares of Auxilium common stock (except for shares of Auxilium common stock owned by Auxilium, all of which will be cancelled) will receive, for each share of Auxilium common stock outstanding immediately prior to the merger, 3.1359 QLT common shares (the "equity exchange ratio"). The equity exchange ratio is subject to increase depending on the extent to which, at or immediately after the merger effective time, QLT or its subsidiary receives aggregate cash consideration of less than $25 million pursuant to any sale, license, sublicense or similar transaction related to its proprietary synthetic retinoid product in development known as "QLT091001" (a "retinoid transaction"). If such aggregate cash consideration received is:

•
less than $25 million but equal to or greater than $20 million, then the equity exchange ratio shall be increased by 0.0192;

•
less than $20 million but equal to or greater than $15 million, then the equity exchange ratio shall be increased by 0.0385;

•
less than $15 million but equal to or greater than $10 million, then the equity exchange ratio shall be increased by 0.0577;

•
less than $10 million but equal to or greater than $5 million, then the equity exchange ratio shall be increased by 0.0770; or

•
less than $5 million, or in the event that no retinoid transaction is consummated at or immediately after the merger effective time, then the equity exchange ratio shall be increased by 0.0962.

  The increase in the equity exchange ratio referred to above will not apply in the event Auxilium withholds its consent, for any reason, with respect to a retinoid transaction which meets certain economic requirements previously agreed to between the parties.

  No fractional shares will be issued as a result of the merger. In the event that an Auxilium stockholder's holdings of QLT common shares resulting from the merger would result in the issuance of a fractional share, the holdings of that stockholder will, if the fraction is less than one-half of one share, be rounded down to the nearest whole number of QLT common shares, and if the fraction is at least one half of one share, be rounded up to the nearest whole number of QLT common shares.

  QLT shareholders will not receive any merger consideration and will continue to hold their QLT common shares after giving effect to the merger.

Q:
What is the value of the merger consideration?

A:
Because QLT will issue a fixed number of QLT common shares in exchange for each share of Auxilium common stock, the market value of the merger consideration that Auxilium stockholders will receive will depend on the price per share of QLT common shares at the time the merger is completed. That price will not be known at the time of the Auxilium special meeting or the QLT annual general and special meeting and may be less or more than the current market price or the market price at the time of the shareholder meetings.

Q:
What percentage of the outstanding QLT common shares will Auxilium and QLT shareholders own following the merger?

A:
Upon consummation of the merger, the former stockholders of Auxilium are expected to own approximately 76% of the outstanding QLT common shares and the pre-merger shareholders of QLT are expected to own approximately 24% of the outstanding common shares of QLT, in each case calculated on a fully-diluted basis (using the treasury method).

Q:
When and where will the shareholder meetings be held?

A:
Auxilium:    The Auxilium special meeting will be held at the offices of Auxilium located at 640 Lee Road, Chesterbrook, Pennsylvania, on                    , 2014, at           a.m., local time.

  QLT:    The QLT annual general and special meeting will be held at                    , on                    , 2014, at           a.m., local time.

Q:
Who is entitled to attend the Auxilium and QLT meetings?

A:
Auxilium:    All Auxilium stockholders as of the record date for the Auxilium special meeting, or their duly appointed proxies, are invited to attend the Auxilium special meeting. Stockholders may be asked to present valid picture identification, such as a driver's license or passport. If an Auxilium stockholder holds shares through a broker or other nominee, the stockholder must bring a copy of a brokerage statement reflecting his or her stock ownership as of the record date. All stockholders will be required to check in at the registration desk at the special meeting.

  QLT:    All QLT shareholders are invited to attend the QLT annual general and special meeting, including shareholders whose shares are held by their brokerage firm or another similar organization, or who otherwise do not hold their common shares in their own name (referred to herein as "Beneficial Shareholders"). Beneficial Shareholders fall into two categories—those who object to their identity being made known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Beneficial Shareholders should note that only proxies deposited by shareholders who appear on the records maintained by QLT's registrar and transfer agent as registered holders of common shares will be recognized for the purposes of attending and voting at the QLT annual general and special meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder's name. Such common shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the QLT annual general and special meeting.

  Although a Beneficial Shareholder may not be recognized directly at the QLT annual general and special meeting for the purposes of voting common shares registered in the name of such shareholders' broker, a Beneficial Shareholder may attend the QLT annual general and special meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. A Beneficial Shareholder who wishes to attend the QLT annual general and special meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the voting instruction form and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Alternatively, National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") allows a Beneficial Shareholder to submit to the applicable intermediary any document in writing that requests that the Beneficial Shareholder, or a nominee of the Beneficial Shareholder, be appointed as proxyholder. If such a request is received, the applicable intermediary must arrange, without expense to the Beneficial Shareholder, to appoint such Beneficial Shareholder or its nominee as a proxyholder and to deposit that proxy within the time specified in this joint proxy statement/prospectus, provided that the intermediary receives such written instructions from the Beneficial Shareholder at least one business day prior to the time by which proxies are to be submitted at the QLT annual general and special meeting, with the result that such a written request must be received by 6:00 AM (Pacific Time)/9:00 AM (Eastern Time) on the day which is at least three business days prior to the QLT annual general and special meeting.

Q:
Who is entitled to vote at the Auxilium and QLT meetings?

A:
Auxilium:    Auxilium has fixed                    ,                    , 2014 as the record date for the Auxilium special meeting. If you were an Auxilium stockholder as of the close of business on such date, you are entitled to vote on matters that come before the Auxilium special meeting.

  QLT:    QLT has fixed                    ,                     , 2014 as the record date for the QLT annual general and special meeting. If you were a QLT shareholder as of the close of business on such date, you are entitled to vote on matters that come before the QLT annual general and special meeting. All votes made by proxy must be received (whether delivered by mail, telephone or Internet) no later than 6:00 AM (Pacific Time) 9:00 AM (Eastern Time) on                , 2014 or 48 hours before any adjournment of the QLT annual general and special meeting.

Q:
How many votes do I have?

A:
Auxilium:    You are entitled to one vote for each share of Auxilium common stock that you owned as of the close of business on the Auxilium record date. As of the close of business on the Auxilium record date, there were approximately                outstanding shares of Auxilium common stock.

  QLT:    On a show of hands every shareholder present in person has one vote, and on a poll every shareholder present in person or by proxy has one vote for each QLT common share registered in the shareholder's name as of the close of business on the QLT record date. As of the close of business on the QLT record date, there were approximately                 outstanding QLT common shares. There are no other classes of voting securities other than the common shares. Cumulative voting is not permitted.

Q:
How do I vote?

A:
Auxilium:    If you are a record holder of Auxilium common stock as of the close of business on the record date for the Auxilium special meeting, you may vote in person by attending such meeting or, to ensure your shares are represented at the meeting, you may authorize a proxy to vote your shares by:

•
accessing the Internet website specified on your proxy card;

•
calling the toll-free number specified on your proxy card; or

•
signing and returning your proxy card in the postage-paid envelope provided.

  If you hold shares of Auxilium common stock in "street name" through a stock brokerage account or through a bank or other nominee, please follow the voting instructions provided by your broker, bank or other nominee to ensure that your shares are represented at the meeting of the company in which you hold shares.

  QLT:    If you are a registered shareholder of QLT (that is, if your shares are registered in your name, as opposed to being held through a broker or other intermediary), you may vote in any of the following ways:

  •
  in person at the QLT annual general and special meeting;

  •
  by mail—complete, sign and date the enclosed instrument of proxy and return it as soon as possible to QLT's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), Attn: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1;

  •
  by telephone—call 1-866-732-VOTE (8683) toll free from your touch-tone phone and follow the instructions (you will need the control number located on the enclosed instrument of proxy). You do not need to return your instrument of proxy if you vote by telephone; or

  •
  using the Internet—go to www.investorvote.com and follow the instructions on the screen (you will need the control number located on the enclosed instrument of proxy). You do not need to return your instrument of proxy if you vote using the Internet.

  All votes made by proxy must be received (whether delivered by mail, telephone or Internet) no later than                        at 6:00 AM (Pacific Time)/9:00 AM (Eastern Time) or 48 hours before any adjournment of the QLT annual general and special meeting.

  If you are a Beneficial Shareholder, then you will have received this material from your broker or the intermediary seeking your instructions as to how you wish your shares to be voted. In that case, follow the instructions given to you by your broker or the other intermediary.

  QLT shareholders have the right to appoint another person to attend and act on their behalf at the annual general and special meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, QLT shareholders should strike out the names of the persons named in the instrument of proxy and insert the name of their nominee in the blank space provided. A person appointed as a proxy holder need not be a shareholder of QLT.

Q:
My shares are held in "street name" by my broker, or I am a non-registered shareholder. Will my broker automatically vote my shares for me?

A:
Auxilium:    No. If your shares are held in the name of a broker, bank or other nominee, you are considered the "beneficial owner" of the shares held for you in what is known as "street name". You are not the "record holder" or "registered holder" of such shares. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. As the beneficial owner, unless your broker, bank or other nominee has discretionary authority over your shares, you generally have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions, your shares will not be voted on any proposal on which your broker, bank or other nominee does not have discretionary authority. This is often called a "broker non-vote".

  Please follow the voting instructions provided by your broker, bank or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to Auxilium or by voting in person at your meeting unless you first provide a proxy from your broker, bank or other nominee.

  If you are an Auxilium stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares over which they do not have discretionary authority. This broker non-vote will have the same effect as a vote against the proposal to adopt the merger agreement and approve the transactions contemplated thereby, and will have no effect on the proposal to adjourn the Auxilium special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the merger agreement and approve the transactions contemplated thereby at the time of the Auxilium special meeting, or on the proposal to approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger.

  QLT:    Existing Canadian regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the QLT annual general and special meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by QLT. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. A Beneficial Shareholder who receives a voting instruction form from its broker or other intermediary cannot use that form to vote common shares directly at the QLT annual general and special meeting. The voting instruction form must be returned to your broker or other intermediary (or instructions respecting the voting of common shares must otherwise be communicated to your broker or other intermediary) well in advance of the QLT annual general and special meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

  This joint proxy statement/prospectus and the instrument of proxy and voting instruction form, as applicable, are being provided to both registered shareholders and Beneficial Shareholders. Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly to such NOBOs.

  QLT has distributed copies of this joint proxy statement/prospectus, instrument of proxy and voting instruction form to intermediaries for distribution to NOBOs. Unless you have waived your right to receive these materials, intermediaries are required to deliver them to you as a NOBO of QLT and to seek your instructions on how to vote your common shares.

  QLT's OBOs can expect to be contacted by their brokers or their broker's agents. QLT will assume the costs associated with the delivery of the Notice of Meeting, Proxy Statement and voting instruction form, as set out above, to OBOs by intermediaries.

Q:
What vote is required to approve each proposal?

A:
Auxilium:    The proposal at the Auxilium special meeting to adopt the merger agreement and approve the transactions contemplated thereby requires the affirmative vote of holders of a majority of the shares of Auxilium common stock outstanding and entitled to vote as of the close of business on the Auxilium record date.

  The proposal to approve, on an advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger requires the affirmative vote of at least a majority of the shares of Auxilium common stock represented either in person or by proxy at the special meeting and entitled to vote, although such vote will not be binding on Auxilium.

  The proposal to approve the adjournment of the Auxilium special meeting, if necessary or appropriate to solicit additional proxies, if there are not sufficient votes to adopt the merger agreement at the time of the Auxilium special meeting, requires the affirmative vote of holders of a majority of the shares of Auxilium common stock present in person or represented by proxy at the Auxilium special meeting and entitled to vote thereon.

  QLT:    Issuance of Shares in the Merger.    The proposal to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement requires the affirmative vote of a majority of the common shares voted on such proposal at the QLT annual general and special meeting.

  Election of Directors.    With respect to the election of directors of QLT, under the Business Corporations Act (British Columbia) (the "BCA"), directors are elected by a plurality of the votes cast at the annual general and special meeting. This means that the applicable number of nominees with the most votes for the election will be elected. Shareholders will be asked to vote on an initial group of six directors and a conditional group of nine directors, with the second group to take office conditional upon the completion of the merger. You may choose to vote, or withhold your vote, separately for each nominee director.

  Appointment of Auditors.    The proposal to approve the appointment of Deloitte LLP as independent auditors of QLT and to authorize the QLT Board of Directors to fix the remuneration to be paid to the auditors requires the affirmative vote of a majority of the common shares voted on such proposal at the QLT annual general and special meeting.

  Advisory Vote on the Compensation of Named Executive Officers.    The proposal to approve the compensation of QLT's named executive officers for 2013, as disclosed in this joint proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC, requires the affirmative vote of a majority of the QLT common shares voted at the annual general and special meeting. Because your vote is advisory, it will not be binding on the QLT Board of Directors, the Compensation Committee of QLT or QLT. However, the Compensation Committee of QLT and the QLT Board of Directors will review the voting results and take them into consideration when making future decisions about executive compensation.

  Advisory Vote on the Compensation of Named Executive Officer in Respect of Merger Related Compensation.    The proposal to approve certain compensatory arrangements between QLT and its named executive officers relating to the merger, as disclosed in this joint proxy statement/prospectus, pursuant to the compensation disclosure rules of the SEC, requires the affirmative vote of a majority of the common shares voted on such proposal at the annual general and special meeting. Because your vote is advisory, it will not be binding on the QLT Board of Directors, the Compensation Committee of QLT or QLT. However, the Compensation Committee of QLT and the QLT Board of Directors will review the voting results and take them into consideration when making future decisions about executive compensation.

  Ratification and Approval of Advance Notice Policy.    The proposal to ratify and approve the advance notice policy, as previously adopted by the QLT Board of Directors and as disclosed in this joint proxy statement/prospectus, requires the affirmative vote of a majority of the common shares voted on such proposal at the QLT annual general and special meeting.

Q:
What will happen if I fail to vote or I abstain from voting?

A:
Auxilium:    If you are an Auxilium stockholder and fail to vote, fail to instruct your broker, bank or other nominee to vote, or mark your proxy or voting instructions to abstain, this will have the effect of a vote against the proposal to adopt the merger agreement and approve the transactions contemplated thereby. If you are an Auxilium stockholder and are present in person at the Auxilium special meeting and abstain from voting or mark your proxy or voting instructions to abstain, this will have the effect of a vote against the proposal to approve, on an advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger and against the proposal to approve the adjournment of the Auxilium special meeting. If you are an Auxilium stockholder and are not present in person at the Auxilium special meeting and do not respond by proxy, this will have no effect on the vote held on the proposal to approve, on an advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger or on the proposal to approve the adjournment of the Auxilium special meeting. Failure to instruct your broker, bank or other nominee to vote will also have no effect on the votes held on the proposals described in the previous sentence.

  QLT:    If you are a QLT shareholder and fail to vote or fail to instruct your broker, bank or other nominee to vote, it will have no effect on any of the QLT proposals, assuming a quorum is present.

  Common shares that are represented by "broker non-votes" (i.e., common shares held by a bank, broker or other holder of record holding shares for a Beneficial Owner that are represented at the QLT annual general and special meeting but with respect to which the bank, broker or other holder of record is not empowered to vote on a particular proposal) and common shares held by holders who abstain from voting (or vote "withhold") on any matter will have no effect on the legal outcome of the matter, but are included for quorum purposes. We encourage all shareholders of QLT that hold shares through a bank, broker or other holder of record to provide voting instructions to such parties well in advance of the QLT annual general and special meeting to ensure that their shares are voted at the QLT annual general and special meeting.

Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you are a holder of record of shares of Auxilium common stock or a registered holder of QLT common shares and sign and return your proxy card without indicating how to vote on any particular proposal, the Auxilium common stock or QLT common shares represented by your proxy will be voted in accordance with the recommendations of the Board of Directors of Auxilium or QLT, as applicable.

Q:
What constitutes a quorum?

A:
Auxilium:    A majority of the outstanding shares of Auxilium common stock entitled to vote at the Auxilium special meeting must be represented in person or by proxy at the Auxilium special meeting in order to constitute a quorum for the transaction of business at the Auxilium special meeting. All shares of Auxilium common stock represented at the Auxilium special meeting, including shares of Auxilium common stock that are represented but that abstain from voting will be treated as present and entitled to vote for purposes of determining the presence or absence of a quorum. Broker non-votes will not be treated as present for purposes of determining the presence or absence of a quorum.

  QLT:    At least two persons present, each being a shareholder entitled to vote at the QLT annual general and special meeting or a duly appointed proxyholder or representative for a shareholder so entitled, and together holding or representing QLT common shares having not less than 33 1/3% of the outstanding votes entitled to be cast at the QLT annual general and special meeting, constitute a quorum for the transaction of business at the QLT annual general and special meeting. All QLT common shares represented at the QLT annual general and special meeting, including shares that are represented but that abstain from voting, will be treated as present and entitled to vote for purposes of determining the presence or absence of a quorum.

Q:
Can I change my vote after I have returned a proxy or voting instruction card?

A:
If you are a record holder of Auxilium common stock as of the close of business on the record date for the Auxilium special meeting: You can change your vote at any time before the start of Auxilium's special meeting. In addition to revocation in any other manner permitted by law, you can revoke your proxy in one of the following ways:

•
you can grant a new, valid proxy bearing a later date (including by telephone or Internet);

•
you can send a signed notice of revocation; or

•
you can attend the Auxilium special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

  If you hold shares of Auxilium common stock or QLT common shares in "street name":    You may change your vote by submitting another later-dated voting instruction form to your broker, bank or other nominee or by voting again by telephone or by Internet. In order to simply revoke a previous instruction, you must notify your broker, bank or other nominee in writing of your revocation. In order to ensure that the broker, bank or other nominee acts upon revocation, the written notice should be received by the broker, bank or other nominee well in advance of the applicable special meeting.

  If you are a record holder of QLT common shares as of the close of business on the record date for the QLT annual general and special meeting:    You can change your vote at any time before the start of the QLT annual general and special meeting, unless otherwise noted. In addition to revocation in any other manner permitted by law, you can revoke your proxy by voting in person at the annual general and special meeting or by an instrument in writing stating that the proxy is revoked and signed and delivered as follows:

  •
  the instrument revoking the proxy must be signed by you or by the person to whom you have granted a power of attorney in writing. If the shareholder is a corporation, the instrument of revocation must be signed under that corporate shareholder's corporate seal or by a duly authorized officer or attorney of the corporation; and

  •
  the instrument revoking the proxy must be (i) delivered to QLT's registered and records office at Suite 2600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1, on or before                (Pacific Time) /                (Eastern Time) or 48 hours before the date of any adjournment of the annual general and special meeting at which the proxy is to be voted, or (ii) deposited with the Chairman on the date of the annual general and special meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.

  If your shares are held in the name of an intermediary such as a brokerage firm, securities dealer, trust company, bank or other nominee institution, you may change your vote by submitting new voting instructions to your intermediary, as applicable. You will need to contact your brokerage firm, securities dealer, trust company, bank or other nominee institution to learn how to make that change.

Q:
What are the material U.S. federal income tax consequences of the merger to U.S. holders of Auxilium common stock?

A:
Auxilium expects that, generally, a U.S. stockholder of Auxilium should recognize gain, if any, but not loss, on the receipt of QLT common shares in exchange for Auxilium common stock pursuant to the merger. The amount of gain recognized should equal the excess, if any, of the fair market value of the QLT common shares received in the merger over the U.S. stockholder's adjusted tax basis in the shares of Auxilium common stock. A U.S. stockholder will be subject to U.S. federal income tax on any gain recognized without a corresponding receipt of cash. Auxilium recommends that each of its U.S. shareholders consult its own tax adviser as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws. See "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders" beginning on page 175.

Q:
When do you expect the merger to be completed?

A:
Auxilium and QLT are working to complete the merger before the end of 2014. However, the merger is subject to the adoption of the merger agreement by the required vote of Auxilium stockholders and the approval of the issuance of the QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement by the required vote of QLT shareholders, as well as the obtaining of various regulatory and third party approvals and other conditions, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. See "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 209 and "Risk Factors" beginning on page 33. Auxilium and QLT hope to complete the merger as soon as reasonably practicable.

Q:
Are shareholders entitled to appraisal/dissent rights?

A:
Auxilium:    The stockholders of Auxilium are not entitled to appraisal rights in connection with the merger. See "The Merger—Appraisal/Dissent Rights" beginning on page 169.

  QLT:    Under the BCA, the shareholders of QLT are not entitled to dissent rights in connection with the merger or any of the proposals to be voted on at the QLT annual general and special meeting. See "The Merger—Appraisal/Dissent Rights" beginning on page 169.

Q:
What do I need to do now?

A:
Carefully read and consider the information contained in, and incorporated by reference into, this joint proxy statement/prospectus, including its Annexes, then please authorize a proxy to vote your shares as soon as possible so that your shares may be represented at the applicable shareholder meeting.

Q:
Do I need to do anything with my shares now?

A:
No.

  Auxilium:    After the merger is completed, your shares of Auxilium common stock will be converted automatically into the right to receive 3.1359 QLT common shares, subject to possible increase as described above. You do not need to take any action at the current time.

  QLT:    You are not required to take any action with respect to your QLT common shares.

Q:
What happens if I sell my shares before the Auxilium or QLT meeting?

A:
The record date of each of the Auxilium and QLT meetings is                    , 2014 and                    , 2014, respectively. If you transfer your shares after the record date but before the meeting of the company in which you hold shares, you will retain (subject to any arrangements made with the purchaser of your shares) your right to vote at your meeting. In order for Auxilium stockholders to receive the merger consideration, they must hold their shares of Auxilium common stock through the effective time of the merger.

Q:
Who is soliciting my proxy?

A:
Auxilium:    The Auxilium Board of Directors and management are soliciting your proxy for use at the Auxilium special meeting and any adjournment or postponement thereof. All associated costs of the proxy solicitation will be borne by Auxilium. In addition to the use of the mail, proxies may be solicited directly by directors, officers and other employees of Auxilium, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Auxilium will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares and will provide customary reimbursement to such firms for the cost of forwarding these materials. Auxilium has retained Georgeson Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $12,500, plus reasonable out-of-pocket expenses, for these services.

  QLT:    The QLT Board of Directors and management are soliciting your proxy for use at the QLT annual general and special meeting and any adjournment or postponement thereof. All associated costs of the proxy solicitation will be borne by QLT. In addition to the use of the mail, proxies may be solicited by directors, officers and other employees of QLT, without additional remuneration, by personal interview, telephone, facsimile or otherwise. QLT will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares and will provide customary reimbursement to such firms for the cost of forwarding these materials. QLT has retained Georgeson Shareholder Communications Canada Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $20,000, plus reasonable expenses, for these services.

Q:
What if I hold shares in both Auxilium and QLT?

A:
If you are a shareholder of both Auxilium and QLT, you will receive two separate packages of proxy materials. A vote as an Auxilium stockholder will not count as a vote as a QLT shareholder, and a vote as a QLT shareholder will not count as a vote as an Auxilium stockholder. Therefore, please separately vote each of your shares of Auxilium common stock and QLT common shares.

Q:
Who can help answer my questions?

A:
Auxilium stockholders who have questions about the merger or the other matters to be voted on at the Auxilium special meeting or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

  Georgeson Inc.
  480 Washington Blvd., 26th Floor
  Jersey City, NJ 07310
  Banks and Brokers Call: (212) 440-9800
  All Others Call Toll-Free: (866) 482-4943

  QLT shareholders who have questions about the merger or the other matters to be voted on at the QLT annual general and special meeting or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

  Georgeson Shareholder Communications Canada Inc.
  100 University Avenue, 11th Floor
  Toronto, Ontario M5J 2Y1
  Banks and Brokers Call: (212) 440-9800
  All Others Call Toll-Free: (866) 482-4943

 SUMMARY

        This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference, to fully understand the transactions and the voting procedures for the special meeting of Auxilium stockholders and the annual general and special meeting of QLT shareholders. See also the section entitled "Where You Can Find More Information" beginning on page 481. The page references have been included in this summary to direct you to a more complete description of the topics presented below.

The Companies (Page 187)

Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087
(484) 321-5900

        Auxilium, a Delaware corporation, is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men's healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products (including one product with two indications). Among other products in the U.S., Auxilium markets Testim® (testosterone gel), as well as an authorized generic version of Testim through Prasco, LLC ("Prasco"), each for the topical treatment of hypogonadism, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy ("TRT") product, STENDRA® (avanafil), an oral erectile dysfunction ("ED") therapy, Edex® (alprostadil for injection), an injectable treatment for ED, Osbon ErecAid®, the leading vacuum device for aiding ED, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie's disease ("PD") and XIAFLEX for the treatment of Dupuytren's contracture ("DC"). Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. Auxilium's mission is to improve the lives of patients throughout the world by successfully identifying, developing and commercializing innovative specialty biopharmaceutical products. Auxilium's vision is to be the most consistently successful and most admired specialty biopharmaceutical company.

        Additional information about Auxilium and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

        QLT, a British Columbia corporation, is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT is focused on developing its synthetic retinoid program for the treatment of certain inherited retinal diseases. QLT's head office is based in Vancouver, Canada, and QLT's common shares are publicly traded on the Toronto Stock Exchange (symbol: QLT) and the NASDAQ Stock Market (symbol: QLTI).

        Additional information about QLT and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

QLT Holding Corp.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

        QLT Holding Corp., a Delaware corporation and wholly owned subsidiary of QLT, was formed on June 24, 2014, for the sole purpose of effecting the merger and related transactions. To date, QLT Holding Corp. has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the merger and related transactions. QLT Holding Corp. is the sole stockholder of QLT Acquisition Corp.

QLT Acquisition Corp.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

        QLT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of QLT Holding Corp., was formed on June 24, 2014, for the sole purpose of effecting the merger. To date, QLT Acquisition Corp. has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the merger and related transactions. In the merger, QLT Acquisition Corp. will be merged with and into Auxilium, with Auxilium surviving as a wholly owned subsidiary of QLT Holding Corp.

The Merger (Page 103)

        Auxilium and QLT have agreed to a business combination under the terms of the merger agreement. In order to effect the combination of Auxilium and QLT, AcquireCo will be merged with and into Auxilium. Auxilium will survive the merger and will become an indirect wholly owned subsidiary of QLT and stockholders of Auxilium will receive common shares of QLT in exchange for their Auxilium common stock.

  Terms of the Merger (Page 103)

        In order to effect the combination of Auxilium and QLT, the merger agreement provides for the merger of AcquireCo with and into Auxilium, with Auxilium surviving the merger. In the merger, each share of Auxilium common stock issued and outstanding immediately prior to the completion of the merger, except for any shares of Auxilium common stock held by Auxilium (all of which will be cancelled), will be converted into the right to receive 3.1359 QLT common shares, which we refer to as the "equity exchange ratio". The equity exchange ratio is subject to potential increase depending on the extent to which, at or immediately after the merger effective time, QLT or its subsidiary receives aggregate cash consideration of less than $25 million pursuant to any sale, license, sublicense or similar transaction related to its proprietary synthetic retinoid product in development known as "QLT091001". If such aggregate cash consideration received is:

  •
  less than $25 million but equal to or greater than $20 million, then the equity exchange ratio will be increased by 0.0192;

  •
  less than $20 million but equal to or greater than $15 million, then the equity exchange ratio shall be increased by 0.0385;

  •
  less than $15 million but equal to or greater than $10 million, then the equity exchange ratio shall be increased by 0.0577;

  •
  less than $10 million but equal to or greater than $5 million, then the equity exchange ratio shall be increased by 0.0770; or

  •
  less than $5 million, or in the event that no such transaction is consummated at or immediately after the effective time of the merger, then the equity exchange ratio will be increased by 0.0962.

    The increase in the equity exchange ratio referred to above will not apply in the event Auxilium withholds its consent, for any reason, with respect to a retinoid transaction which meets certain economic requirements previously agreed between the parties.

    No fractional shares will be issued as a result of the merger. In the event that an Auxilium stockholder's holdings of QLT common shares resulting from the merger would result in the issuance of a fractional share, the holdings of that stockholder will, if the fraction is less than one-half of one share, be rounded down to the nearest whole number of QLT common shares, and if the fraction is at least one half of one share, be rounded up to the nearest whole number of QLT common shares.

    QLT shareholders will not receive any merger consideration and will continue to hold their QLT common shares after giving effect to the merger.

  Treatment of Auxilium Equity Incentive Awards (Page 192)

        Each incentive stock option and nonqualified stock option to purchase Auxilium common stock under Auxilium equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such option before the merger effective time, into an option to acquire QLT common shares equal to the number of shares subject to the Auxilium option immediately prior to the merger effective time multiplied by the equity exchange ratio, at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the merger effective time divided by the equity exchange ratio.

        Each other equity award that is outstanding immediately prior to the merger effective time under Auxilium's equity incentive plans, including outstanding Auxilium restricted shares, restricted share units, performance share units and deferred share units held by Auxilium's employees and non-employee directors, will be converted, on substantially the same terms and conditions as were applicable under such equity award before the merger effective time, into a right to receive the number of QLT common shares equal to the number of shares subject to such equity award immediately prior to the merger effective time multiplied by the equity exchange ratio.

        Each right to purchase Auxilium common stock under the employee stock purchase program that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such right before the merger effective time, into a right to acquire QLT common shares equal to the number of shares subject to the Auxilium right immediately prior to the merger effective time multiplied by the equity exchange ratio, at an exercise price per share equal to the exercise price per share applicable to such right immediately prior to the merger effective time divided by the equity exchange ratio.

        Each of the current Auxilium equity incentive plans and the Auxilium employee stock purchase program will be assumed by QLT as of the merger effective time.

  Effect of the Merger on Auxilium's Convertible Notes (Page 193)

        As of June 30, 2014, Auxilium had outstanding $350.0 million aggregate principal amount of Convertible Senior Notes due 2018 ("Convertible Senior Notes"). The Convertible Senior Notes were issued under an indenture, dated as of January 30, 2013, between Auxilium and Wells Fargo, National Association, as trustee, as supplemented by a first supplemental indenture, dated as of January 30, 2013 (together, the "indenture").

        On June 27, 2014, Auxilium provided a notice to the trustee for the Convertible Senior Notes and the holders of the Convertible Senior Notes that, in connection with the merger, the Convertible Senior Notes may be surrendered for conversion from the date that is 70 scheduled trading days prior to the anticipated effective date of the merger until the date that is 35 trading days after the actual effective date of the merger.

        Under the terms of the indenture, after completion of the merger, the note holders will be entitled, when the Convertible Senior Notes are convertible under the terms of the indenture, to convert their notes into the number of common shares of New Auxilium they would have received in the merger if they had converted the notes into Auxilium common stock immediately prior to the merger.

        The merger will not constitute a "fundamental change" as defined in the indenture, which would give the note holders the right to require Auxilium to repurchase the Convertible Senior Notes, or a "make-whole fundamental change" as defined in the indenture, which would result in an upward adjustment in the number of shares into which the Convertible Senior Notes may be converted.

        It is anticipated that QLT will become a guarantor of the Convertible Senior Notes upon consummation of the merger. Subject to compliance with all applicable laws and the receipt of all required consents, Auxilium and QLT have agreed to take such actions as are required under the terms of each Convertible Senior Note issued and outstanding immediately prior to the merger to reflect the fact that after giving effect to the merger, Auxilium will become a subsidiary of the combined company.

  Treatment of Auxilium Warrants and Call Options (Page 193)

        Subject to compliance with all applicable laws and the receipt of all required consents, Auxilium and QLT have agreed to take commercially reasonable steps to (i) restructure the terms of each outstanding warrant to purchase Auxilium common stock issued and outstanding immediately prior to the merger in connection with certain convertible note hedge transactions between Auxilium and four financial institutions that are counterparties thereto (the "hedge counterparties") to reflect the fact that after giving effect to the merger, Auxilium will be a wholly-owned subsidiary of QLT and (ii) ensure that the outstanding call options purchased by Auxilium from the hedge counterparties to purchase shares of Auxilium common stock will not be terminated as a result of the merger.

Management of New Auxilium (Page 209)

        The New Auxilium executive officers after the merger are expected to be the same as the executive officers of Auxilium immediately prior to the effective time of the merger.

Recommendation of the Auxilium Board of Directors; Auxilium's Reasons for the Merger (Page 123)

        At a special meeting held on June 25, 2014, the Auxilium Board of Directors unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are fair and reasonable and in the best interests of Auxilium and its stockholders.

        The Auxilium Board of Directors unanimously recommends that Auxilium stockholders vote:

  •
  "FOR" adoption of the merger agreement and approval of the transactions contemplated thereby;

  •
  "FOR" approval, on a non-binding advisory basis, of certain compensatory arrangements between Auxilium and its named executive officers relating to the merger;

  •
  "FOR" adjournment of the Auxilium special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby.

        The Auxilium Board of Directors considered many factors in making its determination that the merger agreement and the transactions contemplated thereby were fair and in the best interests of Auxilium and Auxilium's stockholders. For a more complete discussion of these factors, see "The Merger—Recommendation of Auxilium's Board of Directors; Auxilium's Reasons for the Merger" beginning on page 123.

        In considering the recommendation of the Auxilium Board of Directors, you should be aware that certain of the executive officers and all of the directors of Auxilium have interests in the transactions that may be different from, or in addition to, the interests of Auxilium's stockholders generally. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 160.

Recommendation of the QLT Board of Directors; QLT's Reasons for the Merger (Page 126)

        At a meeting held on June 25, 2014, the QLT Board of Directors unanimously approved the merger and the other transactions contemplated by the merger agreement, including the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement, and determined that the merger and the issuance of QLT shares pursuant to the merger were advisable and in the best interests of QLT and its shareholders. Accordingly, the QLT Board of Directors unanimously recommends that the QLT shareholders vote:

  •
  "FOR" the proposal to issue QLT common shares necessary to complete the merger and such other QLT common shares as contemplated by the merger agreement; and

  •
  "FOR" each of the other proposals set forth in this joint proxy statement/prospectus to be considered at the QLT annual general and special meeting.

        The QLT Board of Directors considered many factors in making its determination that the merger agreement and the transactions contemplated thereby were fair and in the best interests of QLT and QLT's shareholders. For a more complete discussion of these factors, see "The Merger—Recommendation of QLT's Board of Directors; QLT's Reasons for the Merger" beginning on page 126.

        In considering the recommendation of the QLT Board of Directors, you should be aware that certain of the executive officers and all of the directors of QLT have interests in the transactions that may be different from, or in addition to, the interests of QLT's shareholders generally. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 160.

Opinions of Auxilium's Financial Advisors (Page 133)

  Opinion of Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc., which is referred to in this joint proxy statement/prospectus as "Deutsche Bank," financial advisor to Auxilium, rendered its oral opinion to the Auxilium Board of Directors (which was subsequently confirmed in writing by delivery of Deutsche Bank's written opinion addressed to Auxilium's Board of Directors dated June 25, 2014) that, as of June 25, 2014, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the equity exchange ratio of 3.1359 QLT common shares per share of Auxilium common stock was fair, from a financial point of view, to the holders of the outstanding Auxilium common stock. Deutsche Bank did not express any opinion with respect to the potential increase to the equity exchange ratio pursuant to the merger agreement relating to any retinoid transaction, except in the case where the equity exchange ratio is increased to 3.2321 because there has not been any retinoid transaction.

        The full text of Deutsche Bank's written opinion, dated June 25, 2014 which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken in connection with the opinion, is included in this joint proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of the opinion of Deutsche Bank set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. The opinion of Deutsche Bank was addressed to, and for the use and benefit of, the Auxilium Board of Directors (in its capacity as such) in connection with its consideration of the merger. Deutsche Bank's opinion does not constitute a recommendation as to how any holder of common stock of Auxilium or any other entity should vote or act with respect to the merger or any related matter. The opinion of Deutsche Bank was limited solely to the fairness, from a financial point of view, of the equity exchange ratio to the holders of the outstanding Auxilium common stock, and Deutsche Bank did not express any opinion as to the underlying decision by Auxilium to engage in the merger or the relative merits of the merger as compared to any alternative transactions or business strategies. See "The Merger—Opinions of Auxilium's Financial Advisors—Opinion of Deutsche Bank Securities Inc." beginning on page 133.

  Opinion of Houlihan Lokey Financial Advisors, Inc.

        On June 25, 2014, Houlihan Lokey Financial Advisors, Inc. (which is referred to in this joint proxy statement/prospectus as "Houlihan Lokey") verbally rendered its opinion to Auxilium's Board of Directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey's written opinion addressed to Auxilium's Board of Directors dated as of June 25, 2014), that, as of June 25, 2014, taking into account the merger, the equity exchange ratio provided for in the merger pursuant to the merger agreement is fair, from a financial point of view, to the holders of Auxilium's common stock immediately prior to the closing of the merger.

        Houlihan Lokey's opinion was directed to Auxilium's Board of Directors (in its capacity as such) and only addressed the equity exchange ratio from a financial point of view provided to the holders of Auxilium common stock in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey's opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to Auxilium's Board of Directors, any security holder of Auxilium or any other person as to how to act or vote with respect to any matter relating to the merger. See "The Merger—Opinions of Auxilium's Financial Advisors."

Opinion of QLT's Financial Advisor (Page 155)

        In connection with the merger, QLT's financial advisor, Credit Suisse Securities (USA) LLC, referred to as "Credit Suisse," delivered an opinion, dated June 25, 2014, to the QLT Board of Directors as to the fairness, from a financial point of view and as of the date of such opinion, to QLT of the equity exchange ratio provided for in the merger. The full text of Credit Suisse's written opinion, dated June 25, 2014, is attached to this joint proxy statement/prospectus as Annex D and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse's opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse's opinion. Credit Suisse's opinion was provided to the QLT Board of Directors (in its capacity as such) for its information in connection with its evaluation of the equity exchange ratio from a financial point of view to QLT and did not address any other aspect of the merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to QLT or the underlying business decision of QLT to proceed with the merger. Credit Suisse's opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the merger or otherwise. See "The Merger—Opinion of QLT's Financial Advisor" beginning on page 155.

The Special Meeting of Auxilium Stockholders

  Date, Time & Place of the Auxilium Special Meeting

        Auxilium will hold its special meeting of stockholders at                        on                ,         , at              local time.

  Proposals

        At the Auxilium special meeting, Auxilium stockholders will vote upon proposals to:

  •
  Auxilium Proposal 1:    adopt the merger agreement and approve the transactions contemplated thereby;

  •
  Auxilium Proposal 2:    approve, on a non-binding advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger; and

  •
  Auxilium Proposal 3:    approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby.

  Record Date; Outstanding Shares; Shares Entitled to Vote

        Only stockholders of record of Auxilium at the close of business on                , 2014, will be entitled to vote at the Auxilium special meeting. On this record date, there were                shares of Auxilium common stock outstanding and entitled to vote. Each share of Auxilium common stock outstanding as of                 , 2014, is entitled to one vote on each proposal and any other matter properly coming before the Auxilium special meeting. On this record date, there were            record holders of Auxilium common stock.

  Stock Ownership and Voting by Auxilium's Directors and Officers

        As of the record date, Auxilium's executive officers and directors, together with the stockholders with which certain of Auxilium's directors are affiliated or associated, had the right to vote approximately                shares of Auxilium common stock, representing approximately        % of the shares of Auxilium common stock then outstanding and entitled to vote at the special meeting. Auxilium expects that its executive officers and directors will vote "FOR" each of the proposals described above.

  Vote Required

  •
  Auxilium Proposal 1:    The proposal to adopt the merger agreement and approve the transactions contemplated thereby must receive a "FOR" vote from the holders of at least a majority of the shares of Auxilium common stock outstanding on the record date for the Auxilium special meeting.

  •
  Auxilium Proposal 2:    The proposal to approve, on an advisory basis, certain compensatory arrangements between Auxilium and its named executive officers relating to the merger must receive a "FOR" vote from at least a majority of the shares of Auxilium common stock represented either in person or by proxy at the special meeting and entitled to vote, although such vote will not be binding on Auxilium.

  •
  Auxilium Proposal 3:    The proposal to approve the adjournment of the Auxilium special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the transactions contemplated thereby must receive a "FOR" vote from at least a majority of the shares of Auxilium common stock represented either in person or by proxy at the Auxilium special meeting and entitled to vote.

        The Auxilium Board of Directors recommends that Auxilium stockholders vote "FOR" each of the proposals set forth above.

The Annual General and Special Meeting of QLT Shareholders

        Date, Time & Place of the QLT Annual General and Special Meeting

        QLT will hold the QLT annual general and special meeting at                        , on                , 2014, at          a.m., local time.

  Proposals

        At the QLT annual general and special meeting, QLT shareholders will be asked to vote on the following items of business:

  •
  QLT Proposal 1:    to consider and, if thought fit, approve with or without variation, an ordinary resolution authorizing the issuance of common shares in the capital of QLT necessary to complete the merger and the issuance of such other QLT Common Shares as contemplated by the merger agreement;

  •
  QLT Proposal 2:    the election of six directors of QLT and, effective upon completion of the merger, nine directors of QLT;

  •
  QLT Proposal 3:    the appointment of Deloitte LLP as independent auditors of QLT for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors;

  •
  QLT Proposal 4:    to approve, on a non-binding advisory basis, the compensation of QLT's named executive officers for 2013;

  •
  QLT Proposal 5:    to approve, on a non-binding advisory basis, certain compensatory arrangements between QLT and its named executive officers relating to the merger; and

  •
  QLT Proposal 6:    to ratify and approve QLT's advance notice policy.

        It is anticipated that, effective upon completion of the merger, Deloitte LLP will resign and will be replaced by PricewaterhouseCoopers LLP, the current auditors of Auxilium.

        Pursuant to the rules of the TSX and NASDAQ, securityholder approval is required in instances where the number of securities issued or issuable in payment of the purchase price in a transaction such as the merger exceeds 25% and 20%, respectively, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Because the merger agreement contemplates the issuance of greater than 25% of the current outstanding QLT common shares on a non-diluted basis, the rules of the TSX and NASDAQ require that QLT obtain approval of the resolution approving the issuance of the QLT common shares necessary to effect the merger and the issuance of such other QLT common shares as contemplated by the merger agreement by the holders of a majority of the QLT common shares represented in person or by proxy at the QLT annual general and special meeting.

        As of the close of business on the date of this joint proxy statement/prospectus, there were approximately            outstanding QLT common shares. If the merger is completed, QLT currently estimates that it will issue or reserve for issuance approximately            QLT common shares (equal to approximately            of QLT's current issued and outstanding common shares) pursuant to or as contemplated by the merger agreement, including approximately the number equal to the product obtained by multiplying (a) the maximum equity exchange ratio of 3.2321 under the merger agreement after giving effect to the maximum possible adjustment thereto by (b) the sum of (i) the            shares of Auxilium common stock issued and outstanding, (ii) the maximum number of shares of Auxilium common stock issuable upon conversion of the Convertible Senior Notes, (iii) the            shares of Auxilium common stock issuable upon exercise of warrants issued by Auxilium, and (iv) the            shares of Auxilium common stock reserved and available for issuance pursuant to outstanding equity awards issued under various Auxilium equity plans, in each case as of                     , 2014.

  Record Date; Outstanding Shares; Shares Entitled to Vote

        Only holders of QLT common shares at the close of business on                , 2014, the record date for the QLT annual general and special meeting, will be entitled to notice of, and to vote at, the QLT annual general and special meeting or any adjournments or postponements thereof. On the record date, there were             QLT common shares outstanding. Each outstanding QLT common share is entitled to one vote on each proposal and any other matter properly coming before the QLT annual general and special meeting. On this record date, there were            record holders of QLT common shares.

  Share Ownership; Voting by QLT's Directors and Executive Officers

        As of the close of business on the QLT record date, QLT's directors and executive officers and their affiliates beneficially owned and had the right to vote                QLT common shares at the QLT annual general and special meeting, representing approximately        % of the QLT common shares entitled to vote at the QLT annual general and special meeting. We expect that QLT's directors and executive officers will vote their shares in favor of the QLT proposals.

  Vote Required

  •
  QLT Proposal 1:    The proposal to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement must receive a "FOR" vote from a majority of the common shares voted on the proposal.

  •
  QLT Proposal 2:    Under the BCA, directors are elected by a plurality of the votes cast at the annual general and special meeting. This means that the applicable number of nominees with the most votes for election will be elected. Shareholders will be asked to vote on the election of two separate groups of nominees, with the second group to take office conditional upon completion of the merger.

  •
  QLT Proposal 3:    The proposal to approve the appointment of Deloitte LLP as independent auditors of QLT, and authorization of the QLT Board of Directors to fix the remuneration to be paid to the auditors must receive a "FOR" vote from a majority of the common shares voted on such proposal.

  •
  QLT Proposal 4:    The proposal to approve the compensation of QLT's named executive officers for 2013, as disclosed in this joint proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC, must receive a "FOR" vote from a majority of the common shares voted on such proposal, on an advisory basis, although such vote will not be binding on QLT.

  •
  QLT Proposal 5:    The proposal to approve the compensation of QLT's named executive officers, as disclosed in this joint proxy statement/prospectus pursuant to the compensation disclosure rules of the SEC, in respect of merger-related compensation, must receive a "FOR" vote from a majority of the common shares voted on such proposal, on an advisory basis, although such vote will not be binding on QLT.

  •
  QLT Proposal 6:    The proposal to ratify and approve the advance notice policy as previously adopted by the QLT Board of Directors, and as disclosed in this joint proxy statement/prospectus, must receive a "FOR" vote from a majority of the common shares voted on such proposal.

        The QLT Board of Directors recommends that QLT shareholders vote "FOR" each of the proposals set forth above.

Interests of Certain Persons in the Merger (Page 160)

  Auxilium

        In considering the recommendation of the Auxilium Board of Directors with respect to the merger, Auxilium stockholders should be aware that the executive officers and directors of Auxilium have certain interests in the merger that may be different from, or in addition to, the interests of Auxilium stockholders generally. The Auxilium Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that the Auxilium stockholders adopt the merger agreement and approve the transactions contemplated thereby. These interests are described in further detail in "The Merger—Interests of Certain Persons in the Merger" beginning on page 160.

        As described below under heading "The Merger—Interests of Certain Persons in the Merger—Auxilium—Golden Parachute Compensation," to the extent that as a result of the merger, those individuals who were Auxilium's executive officers and directors during the twelve month period commencing six months before the consummation of the merger are subject to excise tax under Section 4985 of the Internal Revenue Code of 1986, as amended (the "Code"), on the value of certain stock compensation held by them, Auxilium will provide such individuals with a payment with respect to such excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied.

  QLT

        In considering the recommendation of the QLT Board of Directors with respect to the merger, QLT shareholders should be aware that the executive officers and directors of QLT have certain interests in the merger that may be different from, or in addition to, the interests of QLT shareholders generally. The QLT Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that the QLT shareholders approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement. These interests are described in further detail in "The Merger—Interests of Certain Persons in the Merger" beginning on page 160.

        None of QLT's current named executive officers or directors is party to a change in control agreement or other agreement that provides for benefits solely upon the occurrence of the transactions contemplated by the merger agreement except as discussed below relating to certain equity awards. The written employment agreements between QLT and its named executive officers are described in the section entitled "Executive Compensation of QLT".

        However, as described below under the heading "Executive Compensation of QLT—Post-Employment Compensation and Change in Control—Deferred Share Units and Restricted Stock Units," the vesting of Deferred Share Units ("DSUs") and Restricted Stock Units ("RSUs") held by directors of QLT will be automatically accelerated at the effective time of the merger. In addition, on June 25, 2014, the QLT Board of Directors determined that, effective as of the effective time of the merger, all unvested stock options held by directors, named executive officers and employees of QLT will be automatically accelerated.

  Directors of New Auxilium

        Under the terms of the merger agreement, upon the effective time of the merger, the Board of Directors of New Auxilium will consist of seven individuals designated by Auxilium and two individuals designated by QLT who are acceptable to Auxilium. The seven current members of Auxilium's Board of Directors and two current members of QLT's Board of Directors nominated to serve on the Board of Directors of New Auxilium effective upon completion of the merger are described in "QLT Proposal 2: Election of QLT Directors" beginning on page 216.

  Management of New Auxilium

        The New Auxilium executive officers after the merger are expected to be the same as the executive officers of Auxilium immediately prior to the effective time of the merger.

  Indemnification/D&O Insurance

        Under the merger agreement, all indemnification or exculpation rights existing in favor of present or former directors and officers of Auxilium and QLT and any of their subsidiaries as provided in the organizational documents of such party or contracts to which such party is bound and which is in effect as of the date of the merger agreement will continue in full force and effect and without modification for the period contemplated in such constating documents. In addition, under the merger agreement, Auxilium and QLT have agreed to maintain in effect for seven years from the closing date directors' and officers' liability insurance covering those persons who are currently covered by the directors' and officers' liability insurance policies of Auxilium and QLT on terms not less favorable than such existing insurance coverage.

Certain U.S. Federal Tax Consequences of the Merger (Page 171)

Tax Residence of New Auxilium for U.S. Federal Income Tax Purposes

        Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, QLT, which is a British Columbia incorporated entity, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code, however, contains specific rules (more fully discussed below) that can cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is little or no guidance as to their application.

        As more fully described under "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—Tax Residence of New Auxilium for U.S. Federal Income Tax Purposes" beginning on page 173, Section 7874 is currently expected to apply in a manner such that New Auxilium should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the rules of Section 7874 have been satisfied will be finally determined after the closing of the merger and there could be adverse changes to the relevant facts and circumstances. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be a change in law under Section 7874 of the Code, the regulations promulgated thereunder, or otherwise that could cause New Auxilium to be treated as a U.S. corporation for U.S. federal income tax purposes. In such event, New Auxilium could be liable for substantial additional U.S. federal income tax.

        Auxilium's obligation to complete the merger is subject to a condition that there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and there shall have been no bills that would implement such a change which have been passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case prior to October 31, 2014, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Auxilium to be treated as a U.S. domestic corporation for U.S. federal income tax purposes. Any such event after October 31, 2014 would not relieve Auxilium of its obligation to complete the merger.

        In addition, Auxilium's obligation to complete the merger is subject to a condition that it receive a legal opinion from Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), dated as of the closing date of the merger and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in a manner so as to cause QLT to be treated as a domestic corporation for U.S. federal income tax purposes from and after the closing date. Auxilium and QLT have agreed that Skadden's Section 7874 opinion will be based only on the tax laws in effect on or before October 31, 2014. Accordingly, in the event of a change of tax law described in the previous paragraphs after October 31, 2014 but before the closing date of the merger (other than as a result of bills that have been passed by both houses of Congress on or prior to October 31, 2014), Auxilium would be required to complete the merger even though New Auxilium would be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

        Regardless of the application of Section 7874 of the Code, New Auxilium is expected to be treated as a Canadian resident company for Canadian tax purposes because New Auxilium is incorporated under British Columbia law. The remaining discussion assumes that New Auxilium will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium and QLT

        Neither Auxilium nor QLT will be subject to U.S. federal income tax as a result of the merger, although Auxilium (and its U.S. affiliates) may be subject to limitations on the utilization of its tax attributes, as described below under "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—Potential Limitation on the Utilization of Auxilium's (and Its U.S. Affiliates') Tax Attributes" beginning on page 174.

Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders

        Auxilium expects that, generally, a U.S. stockholder of Auxilium should recognize gain, if any, but not loss, on the receipt of QLT common shares in exchange for Auxilium common stock pursuant to the merger. The amount of gain recognized should equal the excess, if any, of the fair market value of the QLT common shares received in the merger over the U.S. stockholder's adjusted tax basis in the shares of Auxilium common stock. Accordingly, a U.S. stockholder will be subject to U.S. federal income tax on any gain recognized without a corresponding receipt of cash. Auxilium recommends that each of its U.S. stockholders consult its own tax adviser as to the particular tax consequences of the merger, including the effect of U.S. federal, state and local tax laws or foreign tax laws. See "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Considerations—Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders" beginning on page 175 for a more detailed description of the U.S. federal income tax consequences of the merger.

Appraisal/Dissent Rights (Page 169)

        Appraisal rights are statutory rights under Delaware law that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Auxilium stockholders in connection with the merger.

        Dissent rights refer to the right, under British Columbia law, of shareholders to receive a cash payment for the fair value of their shares when they have dissented from a shareholder vote to approve certain fundamental corporate transactions (e.g., amalgamation, continuance). Dissent rights are not available to QLT shareholders in connection with the merger or any of the proposals to be voted upon at the QLT annual general and special meeting.

Regulatory Approvals Required (Page 168)

U.S. Regulatory Approvals

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the "HSR Act," and the rules and regulations promulgated thereunder by the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the "FTC," the merger cannot be consummated until notifications have been submitted and certain information has been furnished to the Antitrust Division of the U.S. Department of Justice, which we refer to as the "Antitrust Division," and the FTC, and specified waiting period requirements have been satisfied.

        Auxilium and QLT each filed a pre-merger notification and report form pursuant to the HSR Act with the Antitrust Division and the FTC on July 18, 2014. On July 30, 2014, the FTC granted early termination of the HSR waiting period.

Canadian Regulatory Approvals

Competition Act

        The transactions contemplated by the merger agreement are not notifiable under Part IX of the Competition Act (Canada). The Commissioner of Competition can, however, apply to the Competition Tribunal on substantive grounds to challenge the merger (namely whether the merger prevents or lessens competition substantially or is likely to do so), on both an interim and permanent basis, for a remedial order under Section 92 of the Competition Act (Canada) at any time before the merger has been completed, or if completed, within one year after it was substantially completed.

Investment Canada Act

        Under the Investment Canada Act, as amended, including the regulations promulgated thereunder, certain transactions involving the "acquisition of control" of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister of Industry is satisfied that the transaction is likely to be of "net benefit" to Canada. The transactions contemplated by the merger agreement are not subject to review under the Investment Canada Act.

Supplemental Listing of QLT Common Shares on NASDAQ and Delisting from TSX (Page 169)

        The completion of the merger is conditioned upon the approval for listing of the QLT common shares issuable pursuant to the merger (subject to official notice of issuance) on NASDAQ and the delisting of the QLT common shares from the TSX on the date the merger becomes effective. QLT intends to apply to list on NASDAQ the QLT common shares that are necessary to complete the merger and such other QLT common shares as contemplated by the merger agreement, and to change the trading symbol to AUXL, upon completion of the merger. Listing will be subject to the combined company fulfilling all the supplemental listing requirements of NASDAQ.

        Auxilium common stock will be delisted from NASDAQ following completion of the merger.

Conditions to the Completion of the Merger (Page 209)

        As more fully described in this joint proxy statement/prospectus and as fully set forth in the merger agreement attached as Annex A to this joint proxy statement/prospectus, the completion of the merger depends upon a number of conditions to both parties' obligations to complete the merger being satisfied or, to the extent permitted by applicable law, waived, including the following mutual conditions:

  •
  approval by Auxilium's stockholders of the adoption of the merger agreement;

  •
  approval by QLT's shareholders of the issuance of QLT common shares necessary to complete the merger and such other QLT common shares as contemplated by the merger agreement;

  •
  the registration statement of which this joint proxy statement/prospectus is a part shall be effective, and no stop order suspending the effectiveness of such registration statement shall be in effect;

  •
  the QLT common shares necessary to complete the merger and such other QLT common shares as contemplated by the merger agreement shall have been approved for listing on NASDAQ, subject only to official notice of issuance;

  •
  QLT shall have received notice from the TSX approving the delisting of the QLT common shares from the TSX effective upon the merger effective date;

  •
  the expiration or termination of the applicable waiting period under the HSR Act, and the obtaining of approval under Canada's Competition Act (to the extent required under applicable law);

  •
  no law or order shall be in effect which imposes, and no proceeding shall be pending or threatened by any governmental authority which seeks to impose, any material limitations on QLT's ownership of Auxilium or any subsidiary or any requirement that Auxilium, HoldCo and AcquireCo or QLT or their subsidiaries agree to any action that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on QLT or Auxilium;

  •
  no governmental authority shall have enacted a law or order that prevents the consummation of the transactions or instituted a proceeding to prohibit consummation of the transactions; and

  •
  Auxilium shall have received all necessary third party and lender consents or amendments as may be required under certain Auxilium debt instruments, or shall have consummated a suitable refinancing of some or all of certain Auxilium debt on terms and conditions substantially set forth in the DB facility commitment letter (as defined herein).

        In addition, each party's obligations are further subject to the following conditions being satisfied or, to the extent permitted by applicable law, waived:

  •
  the other party shall have complied in all material respects with its obligations, covenants and agreements in the merger agreement to be performed or complied with on or before the closing date;

  •
  certain representations and warranties made by the other party shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date;

  •
  the other representations and warranties made by the other party shall be true and correct in all respects as of the date of the merger agreement and as of the closing date, except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such other party;

  •
  since the date of the merger agreement, no material adverse effect on the other party shall be continuing and there shall not have occurred a result, fact, change, effect, event, circumstance, occurrence or development that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

  •
  each of Auxilium and QLT shall have received a certificate dated the closing date and validly executed by a senior officer of the other party to the effect that certain conditions have been satisfied; and

  •
  in the case of Auxilium only, (i) receipt by Auxilium of an opinion of counsel stating that Section 7874 of the Code (or any other U.S. tax law), regulations promulgated thereunder, and official interpretation thereof as set forth in published guidance should not apply in such a manner so as to cause QLT to be treated as a domestic corporation for U.S. federal income tax purposes from and after the closing date of the merger, provided that such opinion may only take into account the law in effect on the earlier of the date of the merger and October 31, 2014 and (ii) on or before October 31, 2014, there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than news releases) (whether or not such change in official interpretation is yet effective, and there shall have been no bills that would implement such a change passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes).

Termination of the Merger Agreement (Page 211)

        Either Auxilium or QLT can terminate the merger agreement under certain circumstances, which would prevent the merger from being consummated, including:

  •
  by mutual written consent of Auxilium and QLT; or

  •
  by either Auxilium or QLT if:

  •
  the merger is not completed by December 31, 2014;

  •
  certain legal restraints regarding the merger become final and non-appealable;

  •
  QLT shareholders fail to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement;

  •
  Auxilium stockholders fail to adopt the merger agreement;

  •
  the other party breaches or fails to perform any of its covenants and agreements contained in the merger agreement or any of the other party's representations and warranties fail to be true and correct, in each case in a way that would entitle the party seeking to terminate the merger agreement not to complete the merger, subject to the right of the breaching party to cure the breach;

  •
  there is a material adverse effect on the other party;

  •
  any of the conditions to such party's obligations shall have become incapable of being satisfied by the outside date, other than as a result of a breach by such party; or

  •
  the other party withdraws or modifies in any adverse manner, or proposes publicly to withdraw or modify in any adverse manner, its approval or recommendation with respect to the merger, or approves or recommends, or proposes publicly to approve, recommend or declare advisable, any alternative transaction with a third party.

        In addition, in the event that Auxilium or QLT receives a "superior proposal" (as defined in this joint proxy statement/prospectus) for such party prior to the date of its shareholder meeting and the failure to terminate the merger agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable laws, such party shall have the right, subject to compliance with certain provisions of the merger agreement including the payment of a termination fee as referred to below, to terminate the merger agreement to concurrently enter into an acquisition agreement for such superior proposal.

Termination Fees; Effect of Termination (Page 213)

        Under the merger agreement, QLT will be required to pay Auxilium a termination fee equal to $14,200,000, which is referred to in this joint proxy statement/prospectus as the "QLT termination fee," if the merger agreement is terminated:

  •
  by QLT to permit QLT to enter into an agreement that constitutes a "superior proposal" for QLT;

  •
  by Auxilium if the QLT Board of Directors has changed its recommendation to approve the issuance of QLT common shares necessary to complete the merger and such other QLT common shares as contemplated by the merger agreement; or

  •
  in circumstances in which each of the following shall have occurred:

  •
  the merger agreement is terminated (i) by Auxilium or QLT if the closing of the merger does not occur by December 31, 2014, (ii) by Auxilium or QLT if the QLT shareholders fail to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement or (iii) by Auxilium if QLT materially breaches its non-solicitation covenants under the merger agreement,

  •
  prior to such termination, an acquisition proposal for QLT shall have been made public and not withdrawn prior to the annual general and special meeting of QLT shareholders, and

  •
  within twelve months following such termination, QLT or its subsidiaries shall have consummated any transaction in respect to such acquisition proposal for QLT.

        Under the merger agreement, Auxilium will be required to pay QLT a termination fee equal to $28,400,000 if the merger agreement is terminated:

  •
  by Auxilium to permit Auxilium to enter into an agreement that constitutes a "superior proposal" for Auxilium;

  •
  by QLT if the Auxilium Board of Directors has changed its recommendation to approve the merger (other than a change in recommendation in any way related to a change in applicable law on or before October 31, 2014 (whether or not such change in law is effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than news releases) (whether or not such change in official interpretation is yet effective), or on or before October 31, 2014 there shall have been bills that would implement such change passed by the U.S. House of Representatives and the U.S. Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a U.S. domestic corporation for U.S. federal income tax purposes);

  •
  in circumstances in which each of the following shall have occurred:

  •
  the merger agreement is terminated (i) by Auxilium or QLT if the closing of the transactions does not occur by December 31, 2014, (ii) by Auxilium or QLT if the Auxilium stockholders fail to approve the merger or (iii) by QLT if Auxilium materially breaches its non-solicitation covenants under the merger agreement,

  •
  prior to such termination, an acquisition proposal for Auxilium shall have been made public and not withdrawn prior to the special meeting of Auxilium stockholders, and

  •
  within twelve months following such termination, Auxilium or its subsidiaries shall have consummated any transaction in respect of such acquisition proposal for Auxilium; or

  •
  by Auxilium or QLT if the closing of the transaction does not occur by December 31, 2014, if all of the conditions have been satisfied or waived, other than conditions solely for the benefit of QLT, other than the condition that Auxilium will have received all necessary third party and lender consents or amendments or shall have consummated a suitable refinancing of certain Auxilium debt on terms and conditions substantially as set forth in the DB facility commitment letter, or if the merger agreement is terminated as a result of such condition being incapable of being satisfied before December 31, 2014.

Voting Agreements (Page 215)

        Concurrently with the execution and delivery of the merger agreement, certain shareholders of QLT—Axial Capital Management, LLC, Kingstown Capital Partners, LLC and Visium Balanced Master Fund, Ltd.—who owned in the aggregate approximately 32.2% of the outstanding QLT common shares as of the date of the merger agreement entered into voting agreements with Auxilium.

        Under the voting agreements, each such shareholder agreed to vote (or cause to be voted) all QLT common shares owned, indirectly or directly, whether beneficially or of record, by it at any meeting of the shareholders of QLT, or at any adjournment or postponement thereof, and on every action by written consent taken by the shareholders of QLT where votes on the merger resolution is sought:

  •
  in favor of the transactions, including the approval of the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement and any actions required in furtherance thereof;

  •
  against any other acquisition proposal or merger, takeover bid or similar transaction involving QLT;

  •
  against any reorganization, recapitalization, dissolution, liquidation or winding up of QLT or its subsidiaries; any amendment of QLT's incorporation documents that would reasonably be regarded as being directed towards or likely to prevent, delay or impede consummation of the transactions; and

  •
  against any action that would result in a breach of representation, warranty or covenant of QLT under the merger agreement; or any other action that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the transactions.

        The voting agreements will terminate upon the earlier of (i) the termination of the merger agreement or (ii) the consummation of the transactions. The voting agreements may also be terminated (x) in writing by mutual agreement of the parties prior to the effective time, or (y) by the shareholder, if (i) the merger effective date has not occurred by December 31, 2014, or (ii) the merger agreement is amended by the parties resulting in an increase in the equity exchange ratio.

Financing (Page 166)

        To ensure that Auxilium has sufficient proceeds available to refinance its senior secured credit facility in the event the existing senior secured lenders do not consent to the merger or condition their respective consents on terms that Auxilium determines are unfavorable, Auxilium has entered into a commitment letter for a $225 million loan facility with Deutsche Bank AG New York Branch ("DBNY") and Deutsche Bank Securities Inc. ("DBS" and together with DBNY, "DB Group") (the "DB facility commitment letter"). Auxilium believes the funds under the DB facility commitment letter, together with Auxilium's and QLT's current cash on hand, would provide Auxilium with the resources necessary to refinance the approximately $259 million of principal outstanding under its current senior secured credit facility, together with any accrued interest and prepayment penalties that may be due, should such financing be needed.

Accounting Treatment of the Merger (Page 168)

        Auxilium will account for the transactions contemplated by the merger agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. Auxilium will be the accounting acquirer based upon the terms of the merger agreement, including relative voting rights and the composition of the combined company's Board of Directors. Auxilium will measure the QLT assets acquired and QLT liabilities assumed at their fair values as of the closing of the merger transaction. The purchase price will be based upon Auxilium's share price as of the date of the merger. Any excess of the purchase price over those fair values of QLT's net assets will be recorded as goodwill.

Litigation Related to the Merger (Page 169)

        On July 21, 2014, James Novak, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas, Chester County, Pennsylvania (the "Court of Common Pleas"), against Auxilium's Board of Directors, seeking to enjoin the proposed merger between Auxilium and QLT on the grounds that the Board of Directors of Auxilium breached their fiduciary duties by approving a proposed transaction with QLT that purportedly does not reflect the true value of Auxilium. The complaint also names as defendants Auxilium, QLT, Holdco and AcquireCo for allegedly aiding and abetting the Auxilium Board of Directors' purported breach of fiduciary duty. On July 25, 2014, Raymon Hall, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas, seeking to enjoin the proposed merger with QLT on the grounds that the board of directors of Auxilium breached their fiduciary duties by approving a proposed transaction that purportedly does not reflect the true value of Auxilium. Plaintiff has also brought suit against QLT, Holdco and AcquireCo for allegedly aiding and abetting the Auxilium directors' purported breach of fiduciary duty. On July 28, 2014, James Wernicke, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas against the Auxilium Board of Directors, seeking to enjoin the proposed merger between Auxilium and QLT on the grounds that the Auxilium Board of Directors breached their fiduciary duties by approving a proposed transaction with QLT that purportedly does not reflect the true value of the Auxilium. The complaint also names as defendants Auxilium and QLT for allegedly aiding and abetting the Auxilium Board of Directors' purported breach of fiduciary duty. Auxilium and QLT intend to vigorously defend against these lawsuits.

Restrictions on Resales (Page 169)

        All QLT common shares received by Auxilium stockholders in the merger will be freely tradable, except that QLT common shares received in the merger by persons who become affiliates of QLT for purposes of Rule 144 under the Securities Act of 1933, as amended, which is referred to in this joint proxy joint statement/prospectus as the "Securities Act," may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

        All QLT common shares received by Auxilium stockholders in the merger will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (a) the trade is not a "control distribution" (as defined in National Instrument 45-102—Resale of Securities); (b) no unusual effort is made to prepare the market or create a demand for those securities; (c) no extraordinary commission or consideration is paid in respect of that trade; and (d) if the selling security holder is an insider (as defined under applicable Canadian securities legislation) or officer of New Auxilium, the insider or officer has no reasonable grounds to believe that New Auxilium is in default of that legislation. Each Auxilium stockholder is urged to consult the holder's professional advisors with respect to restrictions applicable to trades in common shares of New Auxilium under applicable Canadian securities legislation.

Comparison of the Rights of Holders of Auxilium Common Stock and QLT Common Shares (Page 462)

        As a result of the merger, the holders of Auxilium common stock will become holders of QLT common shares and their rights will be governed by British Columbia law and the notice of articles and articles of QLT instead of the Delaware General Corporation Law, which is referred to in this joint proxy statement/prospectus as the "DGCL," and Auxilium's sixth restated certificate of incorporation and amended and restated bylaws, which are collectively referred to in this joint proxy statement/prospectus as the "Auxilium charter documents." Following the merger, former Auxilium stockholders will have different rights as QLT shareholders than they did as Auxilium stockholders. For a summary of the material differences between the rights of Auxilium stockholders and QLT shareholders, see "Comparison of Rights of Auxilium Stockholders and QLT Shareholders" beginning on page 462.

 COMPARATIVE PER SHARE DATA

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for shares of Auxilium common stock and QLT common shares.

        The following information should be read in conjunction with the audited financial statements of Auxilium and QLT, which are included and incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the "Unaudited Pro Forma Condensed Combined Financial Statements" and "Selected Historical Consolidated Financial Data of QLT" sections of this joint proxy statement/prospectus, beginning on pages 305 and 284, respectively, of this joint proxy statement/prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
Auxilium Historical Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(1.12)	$(0.37)
Cash dividends declared per common share	$—	$—
Book value per common share	$4.18	$5.06
QLT Historical Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(0.13)	$(0.51)
Cash dividends declared per common share	$—	$—
Book value per common share	$2.97	$3.09
Combined Unaudited Pro Forma Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(0.29)	$(0.24)
Cash dividends declared per common share	$—	$—
Book value per common share	$2.27
Equivalent Combined Unaudited Pro Forma Data Per Common Share(1)
Basic and diluted loss per common share from continuing operations	$(0.93)	$(0.76)
Cash dividends declared per common share	$—	$—
Book value per common share	$7.33

(1)
Combined unaudited pro forma data multiplied by exchange ratio of 3.2310

Comparative Per Share Market Price Data and Dividend Information (Page 459)

        Auxilium common stock is listed on NASDAQ under the symbol "AUXL". QLT common shares are listed on NASDAQ under the symbol "QLTI" and on the TSX under the symbol "QLT". The following table shows the closing prices of Auxilium common stock as reported on NASDAQ and of QLT common shares as reported on NASDAQ and the TSX on June 25, 2014, the last trading day before entry into the merger agreement was announced, and on                    , 2014, the last practicable day before the printing of this joint proxy statement/prospectus. This table also shows the equivalent value of the consideration per share of Auxilium common stock, which was calculated by multiplying the closing price of QLT common shares as of the specified date multiplied by the exchange ratio of 3.1359.

					Equivalent Value of Merger Consideration Per Auxilium Share
		QLT Common Shares
	Auxilium Common Stock
		NASDAQ	TSX		NASDAQ	TSX
June 25, 2014	$21.23	$5.40	C$	6.04	$16.93	C$	18.94
, 2014

RISK FACTORS

        In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the Auxilium proposals, in the case of Auxilium stockholders, or the QLT proposals, in the case of QLT shareholders. In addition, you should read and consider the risks associated with each of the businesses of Auxilium and QLT because these risks will also affect the combined company—these risks can be found in Auxilium's and QLT's respective Annual Reports on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and, in the case of QLT, the CSA, and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus, including the Annexes, and the other documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either Auxilium's stock price or QLT's share price.

        In the merger, each outstanding share of Auxilium common stock (except for shares of Auxilium common stock owned by Auxilium (all of which will be cancelled)) will be converted into the right to receive 3.1359 QLT common shares, subject to potential increase related to the retinoid transaction as described elsewhere in this joint proxy statement/prospectus. This exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either Auxilium common stock or QLT common shares. Changes in the price of QLT common shares prior to completion of the merger will affect the market value that Auxilium stockholders will receive on the date of the merger. Share price changes may result from a variety of factors (many of which are beyond Auxilium's control), including the following:

  •
  changes in Auxilium's and QLT's respective businesses, operations and prospects, or the market assessments thereof;

  •
  market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger; and

  •
  general market and economic conditions and other factors generally affecting the price of Auxilium's common stock and QLT's common shares.

        The price of QLT common shares at the closing of the merger may vary from the price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meeting of Auxilium and the annual general and special meeting of QLT. As a result, the market value represented by the equity exchange ratio will also vary. For example, based on the range of closing prices of QLT common shares during the period from June 25, 2014, the last trading day before the public announcement of the execution of the merger agreement, through      ,      , the last trading date before the date of this joint proxy statement/prospectus, the equity exchange ratio (without giving effect to any adjustment thereto) represented a market value ranging from a low of $      to a high of $      for each share of Auxilium common stock.

Because the merger will be completed after the date of the Auxilium special meeting and QLT annual general and special meeting, you will not know, at the time of the shareholder meeting of the company in which you hold shares, the exact market value of the QLT common shares that Auxilium stockholders will receive upon completion of the merger.

        If the price of QLT common shares increases between the time of the shareholder meetings and the effective time of the merger, Auxilium stockholders will receive QLT common shares that have a market value that is greater than the market value of such shares at the time of the shareholder meetings. If the price of QLT common shares decreases between the time of the shareholder meetings and the effective time of the merger, Auxilium stockholders will receive QLT common shares that have a market value that is less than the market value of such shares at the time of the shareholder meetings. Therefore, because the equity exchange ratio is fixed, stockholders of Auxilium and shareholders of QLT cannot be sure at the time of the respective shareholder meeting of the market value of the consideration that will be paid to Auxilium stockholders upon completion of the merger.

Obtaining required governmental approvals necessary to satisfy closing conditions may delay or prevent completion of the merger.

        Completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders or other approvals, including the expiration or termination of the waiting period under the HSR Act in the United States and the SEC declaring effective the registration statement of which this joint proxy statement/prospectus is a part. QLT and Auxilium have agreed to use their reasonable best efforts to obtain all required approvals in accordance with the merger agreement. These approvals may impose conditions on, or require divestitures relating to, the operations or assets of Auxilium or QLT. Such conditions or divestitures may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger. Each of Auxilium and QLT has agreed that the other party would not be required, or permitted without prior written consent, to take any actions with respect to such conditions or divestitures if such actions would, or would reasonably be expected to, result (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) in a "material adverse effect" (as defined in the merger agreement) on QLT or Auxilium. No assurance can be given that the required approvals will be obtained, and, even if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement. See "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 209 for a discussion of the conditions to the completion of the merger and "The Merger—Regulatory Approvals Required" beginning on page 168 for a description of the regulatory approvals necessary in connection with the merger.

Failure to complete the merger could negatively impact the share prices and the future business and financial results of Auxilium and QLT.

        If the merger is not completed, the ongoing businesses of Auxilium and QLT may be adversely affected. Additionally, if the merger is not completed and the merger agreement is terminated, in certain circumstances, either Auxilium may be required to pay to QLT a termination fee of $28.4 million or QLT may be required to pay to Auxilium a termination fee of $14.2 million. In addition, Auxilium and QLT may incur significant transaction expenses in connection with the merger regardless of whether the merger is completed. The foregoing risks, or other risks arising in connection with the failure of the merger, including the diversion of management attention from conducting the business of the respective company and pursuing other opportunities during the pendency of the merger, may have an adverse effect on the business, operations, financial results and share prices of Auxilium and QLT. In addition, either of Auxilium or QLT could be subject to litigation related to any failure to consummate the merger transaction or any related action that could be brought to enforce a party's obligation under the merger agreement.

The merger agreement contains provisions that could discourage a potential competing acquiror of either Auxilium or QLT.

        The merger agreement contains "no shop" provisions that, subject to limited exceptions, restrict Auxilium's and QLT's ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire shares or assets of Auxilium or QLT. Further, even if the Auxilium Board of Directors or the QLT Board of Directors withdraws or qualifies its recommendation with respect to the merger, it will still be required to submit the applicable matters to a vote at its meeting of stockholders or shareholders, respectively. In certain specified circumstances, upon termination of the merger agreement, one of the parties will be required to pay a termination fee to the other party. In the event that QLT receives an alternative acquisition proposal, Auxilium has the right to match the alternative acquisition proposal upon the terms, and subject to the conditions, set forth in the merger agreement before the QLT Board of Directors may withdraw or qualify its recommendation with respect to the merger. See "The Merger Agreement—Third Party Acquisition Proposals" beginning on page 204, "The Merger Agreement—Termination of the Merger Agreement" beginning on page 211 and "The Merger Agreement—Termination Fees; Effect of Termination" beginning on page 213.

        These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Auxilium or QLT from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. Auxilium's right to match certain alternative acquisition proposals with respect to QLT could also discourage potential competing acquirors from considering or proposing that acquisition.

        If the merger agreement is terminated and either Auxilium or QLT determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger.

Future potential changes to the tax laws could result in New Auxilium being treated as a U.S. corporation for U.S. federal income tax purposes, and, if adopted prior to October 31, 2014, could jeopardize or delay the consummation of the merger.

        Under current U.S. federal income tax law, New Auxilium is expected to be treated as a foreign corporation for U.S. federal income tax purposes. Changes to Section 7874 of the Code, or the U.S. Treasury regulations promulgated thereunder, could affect New Auxilium's status as a foreign corporation for U.S. federal income tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted after the transaction is consummated. If New Auxilium were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantially greater U.S. income tax liability than currently contemplated as a non-U.S. corporation.

        Specifically, if New Auxilium were to be treated as a U.S. corporation for U.S. federal income tax purposes, New Auxilium would be subject to U.S. corporate income tax on its worldwide income, and the income of its foreign subsidiaries would be subject to U.S. tax when repatriated or when deemed recognized under the U.S. tax rules for controlled foreign subsidiaries, including as a result of such subsidiaries having any investments in U.S. property (within the meaning of Section 956 of the Code) such as stock or debt obligations of U.S. affiliates. In such case, New Auxilium would be subject to substantially greater U.S. income tax liability than currently contemplated. Additionally, any restructurings of New Auxilium and its subsidiaries after the transaction that may be undertaken to rationalize the overall structure of New Auxilium may give rise to U.S. taxable gain. Moreover, in such case, a non-U.S. shareholder of New Auxilium would be subject to U.S. withholding tax on the gross amount of any dividends paid by New Auxilium to such shareholder.

        Auxilium's obligation to complete the merger is subject to a condition that there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and there having been no bills that would implement such a change which has been passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case prior to October 31, 2014, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Auxilium to be treated as a U.S. corporation for U.S. federal income tax purposes. Accordingly, in the event of a change of tax law described in the previous paragraphs after October 31, 2014 but before the closing date of the merger (other than as a result of a bill that has been passed by both houses of Congress prior to October 31, 2014), Auxilium would be required to complete the merger even though New Auxilium would be treated as a domestic corporation for U.S. federal income tax purposes, which would adversely affect the expected benefits anticipated to result from the merger.

        Since Section 7874 of the Code was enacted, there have been various proposals to broaden the scope of Section 7874, including, most recently, (i) a provision in the Obama Administration's 2015 budget proposals which, if enacted in its present form, would be effective for transactions completed after December 31, 2014, and (ii) proposals introduced by certain Democratic members of both Houses of Congress which, if enacted in their present form, would be effective retroactively to any transactions completed after May 8, 2014. Each proposal would, among other things, treat a foreign acquiring corporation as a U.S. corporation under Section 7874 of the Code if the former shareholders of the U.S. corporation own more than 50% of the shares of the foreign acquiring corporation after the transaction, or if the foreign corporation's affiliated group has substantial business activities in the United States and the foreign corporation is primarily managed and controlled in the United States. These proposals, if enacted in their present form and made retroactively effective to transactions completed during the period in which the effective time of the merger occurs, would cause New Auxilium to be treated as a U.S. corporation for U.S. federal income tax purposes.

The directors and executive officers of Auxilium and QLT have interests in the merger that may be different from, or in addition to, those of other Auxilium stockholders and QLT shareholders, which could have influenced their decisions to support or approve the merger.

        In considering whether to approve the proposals at the meetings, Auxilium stockholders and QLT shareholders should recognize that the directors and executive officers of Auxilium and QLT have interests in the merger that are in addition to their interests as stockholders of Auxilium or shareholders of QLT. These interests include, among others, continued service as a director or an executive officer of the combined company, the accelerated vesting of certain equity awards or certain severance benefits (in the case of certain QLT directors and executive officers) and payment of certain amounts in respect of excise taxes that are otherwise payable by Auxilium directors and executive officers in connection with the merger. These interests, among others, may influence the directors and executive officers of Auxilium to support or approve the proposals at the Auxilium special meeting or the directors and executive officers of QLT to support or approve the proposals at the QLT annual general and special meeting. See "Security Ownership of Certain Beneficial Owners and Management" beginning on page 182.

Auxilium may not be able to obtain consents from its existing lenders.

        Under Auxilium's existing senior secured credit facility, completion of the merger would result in an event of default as a result of the merger being deemed a change in control (as defined in the Credit Agreement as defined herein) and as a result of the delisting of Auxilium's common stock from NASDAQ upon completion of the merger, unless consent is obtained from the lenders thereunder representing a majority in principal amount of the outstanding term loans thereunder. Auxilium intends to seek to obtain the consents of its existing lenders in order to keep its current credit facility in place. There can be no assurance that Auxilium will be able to obtain the necessary consents to prevent the occurrence of an event of default under the existing credit facility. Further, there can be no assurance that any consent will contain terms that are the same as the existing credit facility, and it is possible that the existing credit facility terms will be amended to be less favorable, including, among other things, requiring a paydown of the principal amount of such indebtedness, increasing interest rates and imposing financial maintenance covenants. In the event that Auxilium is unable to obtain such consents or determines that the conditions imposed in order to obtain such consents are unfavorable, Auxilium may be required to obtain funds under the DB facility commitment letter, the terms of which may result in higher borrowing costs and less favorable terms to the combined company, including a lower initial principal amount of such indebtedness, increased interest rates and financial maintenance covenants.

Auxilium may not be able to obtain consents from the hedge counterparties to leave its call options and warrants outstanding, and New Auxilium may incur significant Canadian federal income tax as a result of any amendments made to, and the subsequent exercise or settlement of, the call options and warrants.

        Completion of the merger may give counterparties to the call options entered into in connection with Auxilium's convertible notes the right to terminate those options. Furthermore, completion of the merger may result in the termination of the warrants entered into concurrently with the entry into such call options. There can be no assurance that Auxilium will be able to obtain consents or amendments from the hedge counterparties such that the call options and warrants will remain outstanding following completion of the merger. In the event that such call options and warrants are terminated, New Auxilium would be subject to greater dilution as a result of the issuance of the convertible notes, and may lose certain U.S. federal income tax benefits associated with such instruments. Furthermore, any amendments made to, and the subsequent exercise or settlement of, the call options and warrants may result in Canadian federal income tax liabilities depending on the value of the Auxilium common stock and the New Auxilium common shares at the relevant time. To the extent that New Auxilium incurs losses, such losses may be significant, and can affect New Auxilium's cash position and financial results.

Lawsuits have been filed against Auxilium and QLT relating to the merger and an adverse ruling in any such lawsuit may prevent the merger from being completed.

        Since the merger was announced on June 26, 2014, Auxilium, Auxilium's directors, QLT, HoldCo and AcquireCo have been named as defendants in purported stockholder class actions filed in the Court of Common Pleas, Chester County, Pennsylvania seeking to enjoin the proposed merger on the grounds that the Board of Directors of Auxilium breached their fiduciary duties by approving a proposed transaction that purportedly does not reflect the true value of Auxilium. It is possible that additional lawsuits making similar or additional claims relating to the merger may be brought. One of the conditions to the closing of the merger is that no order (whether temporary, preliminary or permanent) shall be in effect that prevents or prohibits completion of the merger. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the defendants from completing the merger, then such injunction may prevent the the merger from becoming effective, or from becoming effective within the expected time frame. See "The Merger—Litigation Related to the Merger" beginning on page 169 for more information about the lawsuits related to the merger that have been filed.

Risk Factors Relating to the Combined Company Following the Merger

The failure to integrate successfully the businesses of Auxilium and QLT in the expected timeframe would adversely affect the combined company's future results.

        The combined company's ability to successfully integrate the operations of QLT and Auxilium will depend, in part, on the combined company's ability to realize the anticipated benefits and cost savings (including any potential reduction in New Auxilium's effective tax rate) from the merger. If the combined company is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of New Auxilium's common shares may be adversely affected. In addition, the integration of QLT's and Auxilium's respective businesses will be a time-consuming and expensive process. Proper planning and effective and timely implementation will be critical to avoid any significant disruption to New Auxilium's operations. It is possible that the integration process could result in the loss of key employees, the disruption of its ongoing business or the identification of inconsistencies in standards, controls, procedures and policies that adversely affect its ability to maintain relationships with customers, suppliers, distributors, creditors, lessors, clinical trial investigators or managers or to achieve the anticipated benefits of the merger. Delays encountered in the integration process could have a material adverse effect on New Auxilium's revenues, expenses, operating results and financial condition, including the value of its common shares.

        Specifically, risks in integrating QLT's and Auxilium's operations in order to realize the anticipated benefits and cost savings of the merger include, among other factors, the combined company's inability to effectively:

  •
  coordinate standards, compliance programs, controls, procedures and policies, business cultures and compensation structures;

  •
  integrate and harmonize financial reporting and information technology systems of the two companies;

  •
  coordinate research and drug candidate development efforts to effectuate New Auxilium's product capabilities;

  •
  coordinate research and development activities to enhance the introduction of new drug development methodologies and drug discovery platforms to be pursued in connection with the merger;

  •
  compete against companies already serving the broader market opportunities expected to be available to New Auxilium and its expanded product offerings;

  •
  manage Auxilium's lack of experience in new markets;

  •
  transition all facilities to a common information technology and financial reporting and controls environment;

  •
  manage inefficiencies associated with integrating the operations of the companies;

  •
  identify and eliminate redundant or underperforming personnel, operations and assets;

  •
  manage the diversion of management's attention from business matters to integration issues; and

  •
  control additional costs and expenses in connection with, and as a result of, the merger.

        In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than the companies expect and may take longer to achieve than anticipated. If New Auxilium is not able to adequately address these challenges, it may be unable to successfully integrate the operations of the business of QLT and Auxilium, or to realize the anticipated benefits and New Auxilium's anticipated cost synergy savings of the integration. The anticipated benefits and cost savings assume a successful integration and are based on projections, which are inherently uncertain, and other assumptions. Even if integration is successful, anticipated benefits and cost savings may not be as expected.

        As a result of the merger, New Auxilium will become a larger company than Auxilium and QLT, and New Auxilium's business and corporate structure will become more complex. There can be no assurance that New Auxilium will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Significant management time and effort is required to effectively manage the increased complexity of the combined business and New Auxilium's failure to successfully do so could have a material adverse effect on New Auxilium's business, financial condition, results of operations and growth prospects. In addition, as a result of the merger, New Auxilium's financial statements and results of operations in prior years may not provide meaningful guidance to form an assessment of the prospects or potential success of New Auxilium's future business operations.

The combined company's future results will suffer if the combined company does not effectively manage its expanded operations.

        The size of the combined company's business will be larger than the size of each of Auxilium's and QLT's businesses today. The combined company's future success depends, in part, upon its ability to manage this expanded business, which will pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Auxilium and QLT cannot assure you that the combined company will be successful or that the combined company will realize the expected benefits currently anticipated from the merger.

The combined company's actual financial performance may differ materially from the prospective financial information or pro forma financial data included in this joint proxy statement/prospectus.

        The prospective financial information and pro forma financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of what New Auxilium's financial position or results of operations will in fact be after giving effect to the merger. The prospective financial information is based on numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Auxilium's and QLT's businesses. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Auxilium and QLT and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. Differences between preliminary estimates used in preparing pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company's financial position and future results of operations.

        In addition, the assumptions used in preparing the prospective and pro forma financial information may not prove to be accurate, and other factors may affect New Auxilium's financial condition or results of operations following the completion of the merger. Any potential decline in New Auxilium's financial condition or results of operations may cause significant variations in the share price of New Auxilium. See "The Merger—Certain Unaudited Prospective Financial Information" beginning on page 130 and "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 305.

The merger may not allow us to maintain competitive global cash management and a competitive effective corporate tax rate.

        Auxilium believes that the merger will give New Auxilium the ability to maintain competitive global cash management and a competitive worldwide effective corporate tax rate. Auxilium cannot give any assurance as to what New Auxilium's effective tax rate will be after the merger, however, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where New Auxilium will operate and uncertainty regarding the level of net income that New Auxilium will earn in those jurisdictions in the future. New Auxilium's actual effective tax rate may vary from this expectation and that variance may be material. Additionally, the tax laws of Canada and other jurisdictions could change in the future, and such changes could cause a material change in New Auxilium's effective tax rate.

        New Auxilium's provision for income taxes will be based on certain estimates and assumptions made by management in consultation with its tax and other advisors. New Auxilium's consolidated income tax rate will be affected by the amount of net income earned in its various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. New Auxilium will enter into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. New Auxilium will therefore make estimates and judgments based on its knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to its business, in determining its consolidated tax provision. For example, certain countries could seek to tax a greater share of income than will be provided for by the combined company. The final outcome of any audits of Auxilium and QLT by taxation authorities may differ from the estimates and assumptions New Auxilium may use in determining its consolidated tax provisions and accruals. This could result in a material adverse effect on the combined company's consolidated income tax provision, financial condition and the net income for the period in which such determinations are made.

The IRS may not agree with the conclusion that New Auxilium should be treated as a foreign corporation for U.S. federal tax purposes following the completion of the merger.

        A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because New Auxilium will be a British Columbia incorporated entity, it would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Even so, the IRS may assert that New Auxilium should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

        Under Section 7874 of the Code, if the former shareholders of Auxilium hold 80% or more of the vote or value of the shares of New Auxilium by reason of holding stock in Auxilium (the "ownership test"), and New Auxilium's expanded affiliated group after the transaction does not have substantial business activities in Canada relative to its worldwide activities (the "substantial business activities" test), New Auxilium would be treated as a U.S. corporation. Based on the rules for determining share ownership under Section 7874 of the Code, Auxilium stockholders will receive approximately 76% of the common shares of New Auxilium (by both vote and value) by reason of holding stock in Auxilium. Therefore, under current law, New Auxilium should not be treated as a U.S. corporation for U.S. federal income tax purposes.

        The IRS may not agree with the position that the ownership test is satisfied. There is limited guidance regarding the application of Section 7874 of the Code, including with respect to the provisions regarding the application of the ownership test. In addition, as described in more detail in the risk factors above, new statutory or regulatory provisions under Section 7874 of the Code or otherwise could be enacted or promulgated that adversely affect New Auxilium's status as a non-U.S. corporation for U.S. federal tax purposes, and any such provisions could have retroactive application.

        Auxilium's obligation to complete the merger is subject to a condition that it receive an opinion from Skadden, dated as of the closing date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause New Auxilium to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the completion of the merger. However, an opinion of tax counsel is not binding on the IRS or a court. Therefore, the IRS could take a position contrary to Skadden's Section 7874 opinion and a court could agree with the IRS in the event of litigation. Auxilium and QLT have agreed that Skadden's Section 7874 opinion will be based only on the tax laws in effect on or before October 31, 2014. Accordingly, in the event of a change of tax law as described in the risk factor "Future potential changes to the tax laws could result in New Auxilium being treated as a U.S. corporation for U.S. federal income tax purposes, and, if adopted prior to October 31, 2014, could jeopardize or delay the consummation of the merger", after October 31, 2014 but before the closing date of the merger (other than as a result of bills that have been passed by both houses of Congress prior to October 31, 2014), Auxilium would be required to complete the merger even though New Auxilium would be treated as a domestic corporation for U.S. federal income tax purposes.

        As described in the risk factor "Future potential changes to the tax laws could result in New Auxilium being treated as a U.S. corporation for U.S. federal income tax purposes, and, if adopted prior to October 31, 2014, could jeopardize or delay the consummation of the merger", if New Auxilium were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

        See "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—Tax Residence of New Auxilium for U.S. Federal Income Tax Purposes" beginning on page 173 of this joint proxy statement/prospectus for a more detailed discussion of the application of Section 7874 of the Code to the merger.

New Auxilium's tax position may be adversely affected by changes in tax law relating to multinational corporations, or increased scrutiny by tax authorities.

        In addition to potential changes to Section 7874 of the Code, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, limit the ability of foreign-owned corporations to deduct interest expense, and to make other changes in the taxation of multinational corporations.

        Additionally, the U.S. Congress, government agencies in non-U.S. jurisdictions where New Auxilium and its affiliates will do business, and the Organization for Economic Co-operation and Development have recently focused on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting", where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which New Auxilium and its affiliates do business could change on a prospective or retroactive basis, and any such changes could materially adversely affect New Auxilium.

        Moreover, U.S. and international tax authorities may carefully scrutinize companies that have re-domiciled, such as New Auxilium, which may lead such authorities to assert that New Auxilium owes additional taxes.

New Auxilium may face potential limitations on the utilization of Auxilium's (and its U.S. affiliates') tax attributes following the completion of the transaction.

        Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions as more fully described in "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—Potential Limitation on the Utilization of Auxilium's (and Its U.S. Affiliates') Tax Attributes" beginning on page 174 of this joint proxy statement/prospectus. Auxilium currently expects that, following the completion of the merger, this limitation will apply and, as a result, Auxilium and its U.S. affiliates could be limited in their ability to utilize their U.S. tax attributes to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions.

The merger is expected to result in an ownership change for Auxilium under Section 382 of the Code, potentially limiting the use of Auxilium's net operating loss carryforwards in future taxable years. In addition, Auxilium's ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

        As of December 31, 2013, Auxilium had approximately $135.9 million of net operating loss carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an "ownership change" generally occurs if there is a cumulative change in ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. The merger is expected to result in an ownership change under Section 382 of the Code for Auxilium, potentially limiting the use of Auxilium's net operating loss carryforwards in future taxable years. These limitations may affect the timing of when these net operating loss carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Auxilium and have a negative impact on New Auxilium's financial position and results of operations. In addition, Auxilium's ability to use its net operating loss carryforwards will be dependent on its ability to generate taxable income. Some portion of the net operating loss carryforwards could expire before Auxilium generates sufficient taxable income.

The merger will result in a limitation on the use of QLT's loss carryforwards for Canadian federal income tax purposes.

        QLT will be subject to a "loss restriction event" (as defined in the Income Tax Act (Canada) (the "Tax Act")) as a result of the acquisition of QLT common shares by Auxilium stockholders under the merger agreement. For Canadian federal income tax purposes, the consequences of the loss restriction event will generally include the following: (a) QLT will be deemed to have a taxation year end immediately before the merger and a new fiscal period will then begin; (b) none of QLT's "net capital losses" or, except as described below, "non-capital losses" (each as defined in the Tax Act) for taxation years ending before the merger may be carried forward to offset income or gains arising in subsequent years; and (c) QLT's non-capital losses from carrying on a business for taxation for years ending before the merger will generally be deductible by QLT in subsequent years (subject to certain other limitations in the Tax Act) only to the extent of income from either (i) that same business or (ii) if properties were sold, leased, rented or developed or services rendered in the course of carrying on that business before the merger, any other business (a "similar business") substantially all the income of which was derived from the sale, leasing, rental or development, as the case may be, of similar properties or the rendering of similar services. There can be no assurance that New Auxilium will be considered to carry on the same business or a "similar business" after the merger for Canadian federal income tax purposes.

The parties may not be able to effect a retinoid transaction on acceptable terms.

        Although Auxilium and QLT have been in negotiations with third parties for a potential retinoid transaction, there can be no assurance that any agreement for a retinoid transaction will be entered into, or, if it is entered into, that it will be consummated. Moreover, Auxilium has the right under the merger agreement to withhold its consent to any retinoid transaction. In the event that QLT does not complete a retinoid transaction at or immediately after the merger effective time or if it completes such a transaction for proceeds of less than $25 million payable at or immediately after the merger effective time (except, in any such case as a result of Auxilium withholding its consent with respect to a retinoid transaction which meets certain economic requirements as previously agreed between the parties), then the equity exchange ratio will be increased. If Auxilium and QLT fail to consummate a retinoid transaction, they will not receive any cash consideration for the retinoid product and, for the retinoid product to have further value would require New Auxilium to expend cash and resources on continued development of the retinoid product. Such failure to consummate a retinoid transaction and receive an upfront cash payment or such additional development expenditures could have an adverse effect on the combined company.

The market price of New Auxilium's common shares after the merger may be affected by factors different from those currently affecting the shares of Auxilium or QLT.

        Upon completion of the merger, holders of Auxilium common stock will become holders of QLT common shares. The businesses of Auxilium differ from those of QLT in important respects and, accordingly, the results of operations of the combined company and the market price of QLT's common shares following the merger may be affected by factors different from those currently affecting the independent results of operations of Auxilium and QLT. For a discussion of the businesses of Auxilium and QLT and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus referred to under the section entitled "Where You Can Find More Information" beginning on page 481.

The combined company is expected to incur substantial expenses related to the integration of Auxilium and QLT.

        The combined company is expected to incur substantial expenses in connection with the merger and the integration of Auxilium and QLT. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, billing, payroll, research and development, marketing and benefits. In addition, the combined company will make a significant payment in respect of certain excise taxes to be incurred by Auxilium's directors and executive officers as described below under "The Merger—Interests of Certain Persons in the Merger." While Auxilium and QLT have assumed that a certain level of expenses will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

If goodwill or other intangible assets that the combined company records in connection with the merger become impaired, the combined company could have to take significant charges against earnings.

        In connection with the accounting for the merger, the combined company expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, the combined company must assess, at least annually and potentially more frequently, whether the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect the combined company's results of operations and shareholders' equity in future periods.

Auxilium, QLT and, subsequently, the combined company must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of the uncertainty regarding the merger, and failure to do so could negatively affect the combined company.

        For the merger to be successful, during the period before the merger is completed, both Auxilium and QLT must continue to retain, recruit and motivate executives and other key employees. The combined company also must be successful at retaining, recruiting and motivating key employees following the completion of the merger. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense. Employees of both Auxilium and QLT may experience uncertainty about their future role with the combined company until, or even after, strategies with regard to the combined company are announced or executed. These potential distractions of the merger may adversely affect the ability of Auxilium, QLT or the combined company to attract, motivate and retain executives and other key employees and keep them focused on applicable strategies and goals. A failure by Auxilium, QLT or the combined company to retain and motivate executives and other key employees during the period prior to or after the completion of the merger could have an adverse impact on the business of Auxilium, QLT or the combined company.

The QLT common shares to be received by Auxilium stockholders as a result of the merger will have different rights from the shares of Auxilium common stock.

        Upon completion of the merger, Auxilium stockholders will become QLT shareholders and their rights as shareholders will be governed by QLT's articles and the BCA. The rights associated with Auxilium common stock are different from the rights associated with QLT common shares. See "Comparison of Rights of Auxilium Stockholders and QLT Shareholders" beginning on page 462 for a discussion of the different rights associated with QLT common shares.

The merger is expected to cause significant dilution to the combined company's earnings per share, which may negatively affect the market price of the combined company's common shares.

        Auxilium and QLT currently anticipate that the merger will be dilutive to earnings per share of the combined company for the first three years after the merger and accretive thereafter. This expectation is based on preliminary estimates, which may materially change. The combined company could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger, including those discussed in "Recommendation of the Auxilium Board of Directors; Auxilium's Reasons for the Merger" beginning on page 123. All of these factors could cause further dilution to the combined company's earnings per share and cause a decrease in the market price of the combined company's common shares.

The combined company will be obligated to repay the significant indebtedness incurred by Auxilium through the sale of Auxilium's Convertible Senior Notes and under a credit agreement between Auxilium, Morgan Stanley Senior Funding, Inc., as administrative and collateral agent and the lenders from time to time party thereto, as amended (the "Credit Agreement") providing for a $225.0 million senior secured term loan and an additional uncommitted incremental facility not to exceed $50.0 million (collectively, the "Term Loan"), and the combined company may incur additional indebtedness in the future. The indebtedness created by the sale of the notes, the Term Loan and any future indebtedness exposes the combined company to risks that could adversely affect its business, results of operations and financial condition.

        Auxilium incurred $350.0 million of senior indebtedness in January 2013 when it sold $350.0 million aggregate principal amount of the Convertible Senior Notes. Auxilium incurred $225.0 million in senior secured term loans in connection with the acquisition of Actient in April 2013, which, pursuant to the Credit Agreement, will amortize at a rate of 5% per annum and has a final maturity date of April 26, 2017. Auxilium also incurred an additional $50.0 million in senior secured term loans in September 2013 under the Credit Agreement with the same amortization and maturity terms, raising the total principal amount of the Term Loan to $275.0 million. The combined company may also incur additional long-term indebtedness or obtain additional working capital lines of credit to meet future financing needs. Such indebtedness could have significant negative consequences for the business, results of operations and financial condition of the combined company including:

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  increasing its vulnerability to adverse economic and industry conditions;

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  limiting its ability to obtain additional financing;

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  requiring the dedication of a substantial portion of cash flow from operations to service such indebtedness, thereby reducing the amount of cash flow available for other purposes;

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  limiting flexibility in planning for, or reacting to, changes in the business; and

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  placing the combined company at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

        The combined company cannot assure shareholders that it will continue to maintain sufficient cash reserves or that the combined company's business will continue to generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on the combined company's indebtedness, or that the combined company's cash needs will not increase. If the combined company is unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if the combined company fails to comply with the various requirements of the Convertible Senior Notes or the Credit Agreement, the combined company would be in default, which may permit the holders of the Convertible Senior Notes, the lenders under the Credit Agreement and holders of other indebtedness to accelerate the maturity of the Convertible Senior Notes, the Term Loan and such other indebtedness, as the case may be, and could cause defaults thereunder. Any acceleration of the Convertible Senior Notes, the Term Loan or any indebtedness which the combined company may incur in the future could have a material adverse effect on the business, results of operations and financial condition, including without limitation, the combined company's liquidity and net working capital.

Additional Risk Factors Related to Auxilium

        Auxilium's businesses are, and will continue to be, subject to the following additional risks. Following completion of the merger, New Auxilium will be subject to these same risks.

Risks Related to Auxilium's 2013 Acquisition of Actient Holdings LLC ("Actient")

Auxilium may fail to realize some or all of the anticipated benefits and synergies of its 2013 acquisition of Actient, which may adversely affect any of its revenues, expenses, operating results or the value of Auxilium's common stock.

        Auxilium's ability to successfully complete the integration of Actient's operations into Auxilium will depend, in part, on Auxilium's ability to realize the anticipated benefits and cost savings from its acquisition of Actient. To realize these anticipated benefits, which include expected revenue and profit growth, and cost savings, Auxilium must successfully finalize the combination of its respective operations, technologies and personnel. If Auxilium is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the acquisition may not be realized fully, or at all, or may take longer to realize than expected, and the value of its common stock may be adversely affected. In addition, the integration of Actient's business has been and may continue to be a complex, time-consuming and expensive process. Proper planning and effective and timely implementation is critical to avoid any significant disruption to Auxilium's operations and to achieve the desired results. It is possible that the integration process could identify inconsistencies in standards, controls, procedures and policies that adversely affect its ability to maintain relationships with customers, suppliers, distributors, creditors, lessors, clinical trial investigators or managers or to achieve the anticipated benefits of the acquisition. Delays encountered in finalizing the integration process could have a material adverse effect on Auxilium's revenues, expenses, operating results and financial condition, including the value of its common stock.

        In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies may be lower than Auxilium expects and may take longer to achieve than anticipated. If Auxilium is not able to adequately address these challenges, it may be unable to successfully realize the anticipated benefits and Auxilium's anticipated cost synergy savings of the integration. The anticipated benefits and synergies assume a successful integration and are based on projections, which are inherently uncertain, and other assumptions. Even if integration is successful, anticipated benefits and synergies may not be as expected.

        As a result of this transaction, Auxilium has become a significantly larger company and Auxilium's business and corporate structure have become substantially more complex. There can be no assurance that Auxilium will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Significant management time and effort is required to effectively manage the increased complexity of the combined business and Auxilium's failure to successfully do so could have a material adverse effect on Auxilium's business, financial condition, results of operations and growth prospects. In addition, as a result of these transactions, Auxilium's financial statements and results of operations in prior years may not provide meaningful guidance to form an assessment of the prospects or potential success of Auxilium's future business operations.

The risks arising with respect to the historic business and operations of Actient and its subsidiaries may be different than Auxilium anticipates, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect Auxilium's operations going forward.

        Although Auxilium performed significant financial, legal, manufacturing and business due diligence with respect to Actient and its subsidiaries, Auxilium may not have appreciated or understood the extent of the risks associated with the acquisition. Auxilium has secured indemnification for certain matters from the former equity holders of Actient in order to mitigate the consequence of breaches of the provisions of the acquisition agreement and the risks associated with historic operations, including those with respect to compliance with laws, accuracy of financial statements, financial reporting controls and procedures, tax matters and undisclosed liabilities, and certain matters known to Auxilium. Auxilium believes that the indemnification provisions of the Actient merger agreement, together with the insurance policies that Auxilium and Actient and its subsidiaries have in place, will limit the economic consequence of the issues Auxilium has identified in Auxilium's due diligence to acceptable levels. Notwithstanding Auxilium's due diligence exercise and risk mitigation strategies, the risks of the acquisition and the costs associated with these risks may be greater than Auxilium anticipated. Auxilium may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect Auxilium's ability to execute on Auxilium's business plan, integrate operations or continue as a viable going concern.

Auxilium may not have accurately estimated the tax benefit that Auxilium expects to receive as a result of Auxilium's acquisition of Actient, which could cause Auxilium's forecasts and projections to be inaccurate and have an adverse effect on Auxilium's stock price.

        Auxilium has estimated that it will receive a tax benefit of approximately $60 million as a consequence of Auxilium's acquisition of Actient in the form of a step-up in basis resulting in tax deductible amortization of the goodwill associated with the acquisition. Auxilium may not receive this tax benefit or it may be less than Auxilium anticipates. Additionally, even if the tax benefit is as or greater than Auxilium has estimated, Auxilium may not be able to use the full amount of the tax benefit associated with the Actient acquisition.

Risks Related to Commercialization

If medical doctors do not prescribe Auxilium's products or the medical profession or patients do not accept Auxilium's products, Auxilium's ability to grow or maintain Auxilium's revenues will be limited.

        Auxilium's business is dependent on market acceptance of Auxilium's products and, if approved, Auxilium's product candidates by physicians, healthcare payors, patients and the medical community. Medical doctors' willingness to prescribe, and patients' willingness to accept, Auxilium's products depend on many factors, including:

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  perceived safety and efficacy of Auxilium's products;

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  convenience and ease of administration;

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  prevalence and severity of adverse side effects in both clinical trials and commercial use;

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  availability of alternative treatments or products, including generics;

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  cost effectiveness and the pricing of Auxilium's products;

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  the adequacy and effectiveness of Auxilium's sales force and that of any co-promotion partner's or international partner's sales force;

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  the adequacy and effectiveness of Auxilium's production, distribution and marketing capabilities and those of Auxilium's international partners;

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  publicity concerning Auxilium's products or competing products; and

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  existence and level of third-party coverage or reimbursement for Auxilium's products and, in the cases of XIAFLEX for the treatment of DC, TESTOPEL for testosterone replacement for congenital or acquired primary hypogonadism, congenital or acquired hypogonadotropic hypogonadism, or to stimulate puberty in carefully selected males with clearly delayed puberty, and XIAFLEX for the treatment of PD, the procedures performed by physicians while treating patients with these therapies.

        Even though Auxilium has received regulatory approval for the products that it markets currently, and even if Auxilium receives regulatory approval and satisfies the above criteria for any of Auxilium's product candidates, physicians may not prescribe, and patients may not accept, Auxilium's products if Auxilium does not promote its products effectively. If any of Auxilium's products or product candidates fails to achieve market acceptance, Auxilium may not be able to market and sell the products successfully, which would limit its ability to generate revenue and could harm its business.

Auxilium recently lost Auxilium's litigation with Upsher-Smith regarding the alleged infringement of Upsher-Smith's proposed generic testosterone gel product, and the launch of a generic version of Testim could have a material adverse effect on Auxilium's business.

        On or about December 28, 2012, Auxilium and FCB became aware of a notice from Upsher-Smith that advised us and FCB of Upsher-Smith's filing of a 505(b)(2) NDA containing a Paragraph IV certification under 21 U.S.C. Section 314.52(c) for testosterone gel (the "Upsher-Smith NDA"). This Paragraph IV certification notice refers to the 10 U.S. patents, covering Testim, that are listed in the Orange Book. These 10 patents are owned by FCB and are exclusively licensed to Auxilium and will expire between 2023 and 2025. On January 28, 2013, Auxilium and FCB filed a lawsuit in the United States District Court for the District of Delaware against Upsher-Smith for infringement of FCB's 10 patents listed in the Orange Book as covering Testim testosterone gel ("Delaware Upsher-Smith

505(b)(2) NDA Litigation"). A hearing on Upsher-Smith's previously filed motion for summary judgment was held on June 28, 2013, and by request of the Court, the parties submitted additional briefing in the weeks following the hearing. On December 4, 2013, the Court granted Upsher-Smith's motion for summary judgment, and the Court entered a final judgment of non-infringement in favor of Upsher-Smith on December 30, 2013. On January 24, 2014, Auxilium filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit in Washington, D.C. appealing the final judgment of non-infringement entered by the United States District Court for the District of Delaware.

        The Upsher-Smith NDA was granted final approval by the U.S. Food and Drug Administration (the "FDA") on June 4, 2014 with a brand name VogelxoTM. Upsher-Smith launched Vogelxo and an authorized generic version of Vogelxo, known as testosterone gel, on or about July 2, 2014.

        On March 26, 2013, Auxilium submitted a Citizen's Petition to the FDA with respect to the Upsher-Smith NDA referencing Testim in particular, and generic testosterone gels in general. Auxilium requested that, in the event of FDA approval of the Upsher-Smith NDA, the FDA: (i) refrain from designating Upsher-Smith's testosterone gel as therapeutically equivalent to Testim and (ii) require that the label for the Upsher-Smith testosterone gel state that the product is not interchangeable with other testosterone transdermal gels. Since any such approval by the FDA was pursuant to a 505(b)(2) NDA and not pursuant to an ANDA, it remains unclear at this time whether Vogelxo or its authorized generic will receive a therapeutically equivalent rating to Testim or a different rating.

        It is unclear whether the Upsher-Smith product, Vogelxo, or its recently launched authorized generic, will receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it will receive a different rating to, and perhaps not be freely substitutable for, Testim. These Upsher-Smith products, whatever the rating, could have a materially adverse impact on Auxilium's Testim revenues, but Auxilium believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on Auxilium's Testim revenues. The introduction of a generic or different version of Testim at any time, such as the Upsher-Smith product, whatever the rating could significantly and potentially permanently reduce the revenue Auxilium derives from Testim or its authorized generic. Auxilium's strategies to mitigate the effects of such a generic or different version of Testim may not be effective. A significant reduction in Auxilium's TRT gel revenue could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, Auxilium's liquidity and net working capital and could materially and adversely affect Auxilium's ability to execute on Auxilium's short and long-term business plans.

The market for TRT products generally and for Testim may continue to decline and the market for Auxilium's other TRT products may decline similarly.

        The TRT gel market has declined significantly recently, and sales of Testim have also declined significantly. The exact reasons for this decline are difficult to pinpoint. Auxilium believes, however, that recent FDA communications regarding its plans to study the safety of TRT products, recent medical journal publications suggesting potential health risks associated with TRT products, the commencement of product liability litigation against Auxilium and other companies who market TRT products, and massive advertisement efforts regarding such litigation have contributed to this market decline. The market for Auxilium's other TRT products, TESTOPEL, Striant® and the authorized generic version of Testim may also decline for these or other reasons. The market for Auxilium's TRT products may decline more rapidly than the overall TRT gel market or the overall TRT market. Continued decline of Auxilium's Testim sales or any significant decline in the sales of its other TRT products could have a material adverse impact on the revenues Auxilium derives from its TRT products. A significant reduction in the revenue Auxilium derives from its TRT Products could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, its liquidity and net working capital and could materially and adversely affect its ability to execute on its short and long-term business plans.

Auxilium does not have experience commercializing an authorized generic product.

        In June 2014, Auxilium launched an authorized generic version of Testim (or the Testim AG), known in the market as testosterone gel, through its distribution partner, Prasco. Testim AG is the first authorized generic product that Auxilium has launched. Accordingly, Auxilium does not have experience or expertise in the generic market. Auxilium relies significantly on Prasco for matters relating to Testim AG. Recent revenue related to Testim AG may not continue at similar levels for a number of reasons, including, without limitation, the entry of additional generic TRT products, the ratings for any existing or potential additional generic TRT products, and the effect of increased generic TRT competition on pricing. In certain circumstances, unsold Testim AG or Testim inventory may be returned to Auxilium, and such a return could have an adverse effect on the revenue derived from the Testim AG or Testim. In contrast, it is also possible that Auxilium's ability to supply Testim AG is unable to meet Prasco's demand, and such a failure to supply could have an adverse effect on the revenue derived from the Testim AG. A significant reduction in the revenue Auxilium derives from Testim AG could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, its liquidity and net working capital and could materially and adversely affect its ability to execute on its short and long-term business plans.

Liability and costs resulting from litigation relating to Auxilium's TRT products or from any potential investigations involving any of Auxilium's TRT products could have a material adverse effect on Auxilium's revenues and impair its ability to execute its business plans.

        As of July 31, 2014, Auxilium was involved in 37 individual civil actions related to its TRT products, Testim and TESTOPEL, wherein the plaintiffs allege, among other things, bodily injury and, in some cases, wrongful death, based on theories of strict liability, fraud and inadequacy of the product warning labels. The first complaint was served on Auxilium on February 27, 2014, shortly after the FDA announced that it had commenced a safety investigation into TRT products. These lawsuits have been filed in certain federal and state courts. In several of the complaints filed against Auxilium, Auxilium is named as a co-defendant with certain of its competitors who also sell TRT products such as AbbVie Inc. ("AbbVie"), Eli Lilly and Company ("Lilly"), Endo Health Solutions, Inc. ("Endo") and Pfizer Inc. ("Pfizer") and, in one complaint, with its former co-promotion partner, GlaxoSmithKline LLC ("GSK"). In four of the lawsuits in which Auxilium is a co-defendant, DPT and CPL, both contract manufacturers of Testim, have also been named as co-defendants. Pursuant to the terms of Auxilium's respective manufacturing agreements with DPT and CPL, Auxilium has acknowledged a duty to indemnify and defend DPT and CPL in these matters. Auxilium has timely notified the carriers of those of its insurance policies with coverage it believes is applicable to the liability of the litigation related to its TRT products. Auxilium's primary insurer has acknowledged that it has a duty to defend and indemnify Auxilium with respect to the allegations made in plaintiffs' complaints as originally filed with the relevant courts; it has, however, reserved its rights to deny coverage on the basis of certain allegations in the relevant complaints related to dishonest, fraudulent, malicious or intentionally wrongful acts.

        Additionally, similar lawsuits have been filed against other manufacturers of TRT products. In some of these lawsuits, certain parties have moved to request consolidation of various of the existing lawsuits into a multi-district litigation ("MDL"). On June 6, 2014, a Transfer Order was issued by the United States Judicial Panel on Multidistrict Litigation which created an industry-wide MDL in the Northern District of Illinois with Judge Kennelly presiding and captioned as In re: Testosterone Replacement Therapy Products Liability Litigation ("TRT MDL"). The Transfer Order further ordered that certain lawsuits be transferred to the TRT MDL, upon consent of the transferring court, for coordination or consolidation of pre-trial proceedings.

        Based upon the number of similar complaints served on other manufacturers of TRT products, Auxilium believes it is reasonable to expect that Auxilium will be named as a defendant and/or co-defendant in additional complaints.

        The TRT-related complaints against Auxilium have only been filed recently by the respective plaintiffs. None of the complaints alleges specific damage amounts. Auxilium is investigating the underlying causes of actions upon which the complaints are based. Auxilium filed a Motion to Dismiss in the first-filed case, in the U.S. District Court for the Central District of California. Subsequently, the plaintiff in that case voluntarily withdrew his lawsuit. Auxilium filed similar motions in other matters and are in the process of preparing responses to the additional suits.

        Auxilium intends to vigorously defend against the civil actions. These pending matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable Auxilium to determine or estimate a range of possible loss, if any. Auxilium is unable to estimate the possible loss or range of loss for the legal proceedings described above. Litigation is unpredictable and, while it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these items currently pending could have a material adverse effect on Auxilium's consolidated results of operations, financial position or cash flows. Auxilium has incurred and expects to continue to incur significant legal fees in the defense of these actions, which legal fees Auxilium currently expenses as incurred.

        Litigation is inherently unpredictable, and excessive verdicts do occur. The defense costs related to these matters, as well as any judgments or settlements of claims in these matters, could be significant and Auxilium's available insurance may not be adequate to cover these potential liabilities. If Auxilium's available insurance coverage does not adequately mitigate the financial consequence of these or any future matters related to its TRT products, the associated costs could have a material adverse effect on Auxilium's results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid or may exceed its then available financial resources Auxilium's revenues also may be materially adversely affected by these pending actions as any negative publicity relating to, or adverse finding in, any of these matters may cause a reduction in the sales of its TRT products or the removal of its TRT products from the market.

        In addition to the civil actions currently pending and that may be filed against Auxilium, state and federal governments or other enforcement bodies may commence investigation of, and/or bring actions related to, its TRT products. If any such investigation is commenced against it, Auxilium could incur significant costs in connection with complying with or defending itself in such an investigation. Moreover, any such investigation could result in fines or penalties being assessed against Auxilium, or additional civil claims or criminal charges being brought against Auxilium. Additional product liability claims or lawsuits including those being brought by individuals or by groups seeking to represent a class or establish MDL proceedings may be commenced against Auxilium and it may be named as an additional defendant in any of those class actions or MDLs currently pending against other manufacturers of TRT products. Also, Auxilium's former co-promotion partner, GSK, or its other collaborators may incur liabilities related to our TRT products for which it may be obligated to indemnify them pursuant to the terms of Auxilium's commercial agreements. If any of the foregoing were to occur, the defense costs related to any such matter, as well as any judgments or settlements of claims in any such matters could be significant, and may have a material adverse effect on Auxilium's results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid. Auxilium's revenues also may be materially adversely affected by any such matter as any negative publicity relating to, or adverse finding in, any such matters may cause a reduction in the sales of its TRT products or the removal of its TRT products from the market.

Auxilium may incur substantial liabilities in connection with current product liability lawsuits brought against it as well as potential future product liability lawsuits.

        The commercialization of Auxilium products and the clinical testing, manufacture and commercialization of its product candidates, if approved, involves significant exposure to product liability claims. Auxilium's products liability insurance that covers its products and the clinical trials of its product candidates that it believes is adequate in both scope and amount and has been placed with what Auxilium believes to be reputable insurers. This insurance has a self-insurance retention for the first $1.0 million of liability. Auxilium's product liability policies have been written on a claims-made basis. If any of Auxilium's product candidates are approved for marketing, it may seek additional coverage. Auxilium cannot predict all of the adverse health events that its products or product candidates may cause, or the degree to which current litigation pending against it will reduce the amount of insurance available to mitigate the financial impact of potential future litigation. As a result, its current and future coverages may not be adequate to protect it from all the liabilities that it may incur, including in connection with the various civil litigations against Auxilium involving its TRT products. If losses from product liability claims exceed Auxilium's insurance coverage and indemnities, Auxilium may incur substantial liabilities that exceed its financial resources. In addition, Auxilium may not be able to maintain its clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses. If Auxilium is required to pay a product liability claim, it may not have sufficient financial resources and its business and results of operations may be harmed. Whether or not Auxilium is ultimately successful in product liability litigation, such litigation could also consume substantial amounts of Auxilium's financial and managerial resources, and might result in adverse publicity, all of which would impair its business. Additionally, Auxilium enters into various agreements where it indemnifies third parties such as manufacturers, investigators and collaborative partners for certain product liability claims related to its products. These indemnification obligations may require Auxilium to pay significant sums of money for claims that are covered by these indemnifications.

        As a result of Auxilium's 2013 acquisition of Actient, it now has a medical device business that exposes it to potential product liability risks that are inherent in the design, manufacture and marketing of those medical devices that Auxilium sell. There are a number of factors that could result in an unsafe condition or injury of a patient with respect to those medical devices that Auxilium manufactures or sells, including quality issues, component failures, manufacturing flaws, unanticipated or improper uses of its medical devices, design defects or inadequate disclosure of product-related risks or product-related information. Any of these issues could lead to a recall of, or safety alert relating to, one or more of Auxilium's medical devices and could ultimately result in claims against Auxilium. Any recall, whether voluntary or required by the FDA or similar governmental authorities in other countries, could result in significant costs and significant negative publicity. Negative publicity, including regarding a quality or safety issue, whether accurate or inaccurate, could reduce market acceptance of its medical devices, harm its reputation, decrease demand for its medical devices, result in the loss of customers, lead to product withdrawals and/or harm its ability to successfully launch and market medical devices in the future. The foregoing problems could also result in enforcement actions by state and federal governments or other enforcement bodies, or product liability claims or lawsuits including those being brought by individuals or by groups seeking to represent a class or establish multi-district litigation proceedings. Moreover, in some circumstances adverse events arising from or associated with the design, manufacture, quality or marketing of its medical devices could result in the FDA suspending or delaying its review of Auxilium's applications for new medical device approvals. Any of the foregoing problems could have a material adverse effect on Auxilium's or New Auxilium's business, results of operations, financial condition and/or liquidity.

If testosterone replacement therapies are perceived, or are found, to create health risks, Auxilium's sales of Testim, Testim AG, TESTOPEL and Striant may decrease and Auxilium's operations may be harmed.

        Publications have, from time to time, suggested potential health risks associated with TRT. Potential health risks are described in various articles, including a 2014 study published in PLOS One, a 2013 study published in the Journal of the American Medical Association, a 2009 study published in the New England Journal of Medicine, a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed include increased risk of heart disease, heart attack or stroke in men with a history of heart disease, fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, increased cardiovascular disease risk and the suppression of sperm production. In March 2014, the FDA notified Auxilium that it had conducted a review of all post-marketing adverse event reports of venous thromboembolic events associated with testosterone use. The FDA considered this to be "new safety information" and noted that it believes that this new safety information should be included consistently in the labeling for testosterone products including, but not limited to, Testim, TESTOPEL and Striant. In April 2009, the FDA informed Auxilium that it had become aware, through spontaneous post-marketing adverse event reports and peer-reviewed biomedical literature, of cases of secondary exposure of children and female partners to testosterone due to drug transfer (known as transference) from adult males using testosterone gel drug products. The FDA considered this information to be "new safety information" and requested changes to the prescribing information for Testim, including a "boxed warning", which is used to highlight warning information that is especially important to the prescriber. The FDA also required a REMS that includes assessments and a Medication Guide to inform patients. It is possible that studies on the effects of TRT could demonstrate these or other health risks. Most recently, the FDA announced in January 2014 that it is investigating the risk of stroke, heart attack, and death in men taking FDA-approved TRT products. The FDA has also scheduled an Advisory Committee meeting for September 17, 2014 to discuss the appropriate indicated population for TRT and the potential for adverse cardiovascular outcomes associated with TRT. Health Canada is currently working with manufacturers to update the Canadian product label for TRT products regarding possible cardiovascular risks including heart attack, stroke, blood clots in the lungs or legs, and irregular heart rate, has communicated to Canadians on the possible cardiovascular risk associated with TRT products, and is collaborating with foreign regulators including the FDA and the European Medicines Agency ("EMA") regarding this safety concern. The EMA has recently commenced a similar review. These regulatory reviews, as well as negative publicity about the risks of hormone replacement therapy, including TRT, could adversely affect patient or prescriber attitudes and impact the TRT product sales. These factors could adversely affect Auxilium's business.

Auxilium's products and any of Auxilium's product candidates, if approved, and Auxilium's competitors' branded products may face competition from lower cost generic, branded generic or follow-on products and such generic competition could have a material adverse effect on Auxilium's business.

        Testim, the authorized generic version of Testim known as testosterone gel, XIAFLEX, TESTOPEL, Edex, and Auxilium's other marketed products are approved under the provisions of the U.S. Food, Drug and Cosmetic Act that renders each susceptible to potential competition from generic manufacturers via the ANDA or the 505(b)(2) NDA procedure for drug products and via the biosimilar pathway under the Biologics Price Competition and Innovation Act of 2009 ("BPCIA") for biologics. Generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure and the 505(b)(2) NDA procedure include provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long before the generic manufacturer actually commercializes their products through the paragraph IV certification procedure. In recent years, generic manufacturers have used paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and Auxilium expects this trend to continue and to implicate drug products with even relatively small total revenues. Similarly, for biologics like XIAFLEX, the BPCIA sets forth a procedure whereby the innovator may assert patents against the biosimilar applicant prior to FDA approving the biosimilar.

        TESTOPEL and Edex and certain other of Auxilium's products do not currently have any patent protection and, as a result, potential competitors face fewer barriers in introducing competing products. Therefore, Auxilium must rely on trade secrets and other unpatented proprietary information in order to obtain a competitive advantage, which Auxilium may be unable to do. While Auxilium attempts to protect its proprietary information as trade secrets effectively, it cannot guarantee that the measures it has taken will provide effective protection for Auxilium's proprietary information. It is possible that Auxilium's competitors will independently develop products that compete with TESTOPEL and Edex and Auxilium's other products.

  Upsher-Smith ANDA Litigation

        Separate from the Delaware Upsher-Smith 505(b)(2) NDA Litigation described above, Auxilium is also currently engaged in litigation with Upsher-Smith in Federal court in Delaware regarding Upsher-Smith's attempts to bring a testosterone gel product to market via an ANDA using Testim as its reference listed drug. Upsher-Smith will not be able to lawfully launch a generic or branded generic version of Testim via an ANDA in the U.S. without the necessary approval from the FDA.

        In October 2008, Auxilium and Auxilium's licensor, CPEX Pharmaceuticals, Inc. (FCB's predecessor in interest to Testim), received notice that Upsher-Smith filed an ANDA containing a paragraph IV certification seeking approval from the FDA to market a generic version of Testim prior to the January 2025 expiration of U.S. Patent No. 7,320,968 ("'968 Patent"). Shortly after, Auxilium sued Upsher-Smith in the U.S. District Court of Delaware (the "Delaware Upsher-Smith ANDA Litigation"). Although it would seem unlikely based on (i) the FDA's public statements in its responses to the Citizen's Petitions submitted by each of Auxilium and AbbVie and (ii) Upsher-Smith's public stance that its generic product has different penetration enhancers than Testim, the FDA could approve the generic product proposed in Upsher-Smith's ANDA. With FDA approval, even if the Delaware Upsher-Smith ANDA Litigation remains pending, Upsher-Smith may nevertheless choose to launch this generic product at risk of infringing the '968 patent. Although administratively closed in December 2011, the Delaware Upsher-Smith ANDA Litigation has not been dismissed or finally resolved and could also result in a finding that Upsher-Smith's proposed testosterone product does not infringe Auxilium's applicable patents or that Auxilium's applicable patents are invalid and/or unenforceable. All discovery obligations of the parties continue to be in effect. In April 2012, Auxilium and FCB received a notice from Upsher-Smith in connection with its ANDA advising Auxilium and FCB of Upsher-Smith's Paragraph IV certification relating to the eight additional patents listed in the Orange Book in addition to the '968 patent-in-suit, and asserting that Upsher-Smith does not believe that the product for which it is seeking approval infringes any of the Orange Book listed Testim patents and that those patents are invalid. A 10th U.S. patent issued to FCB on May 15, 2012 and was listed in the Orange Book.

  ANDA Litigation with Actavis

        On May 24, 2012, Auxilium and FCB filed a lawsuit against Actavis (then known as Watson Pharmaceuticals, Inc.) for infringement of FCB's 10 patents listed in the Orange Book as covering Testim testosterone gel (the "Actavis Litigation"). The lawsuit was filed in the United States District Court for the District of New Jersey on May 23, 2012 in response to a notice letter, dated April 12, 2012, sent by Actavis Laboratories, Inc. (NV) regarding its filing with the FDA of an ANDA for a generic 1% testosterone gel product. This letter also stated that the ANDA contained Paragraph IV certifications with respect to the nine patents listed in the Orange Book on that date as covering Testim. Auxilium's lawsuit filed against Actavis involves those nine patents, as well as a 10th patent covering Testim that was issued on May 15, 2012 and is listed in the Orange Book.

        An adverse outcome in the Delaware Upsher-Smith ANDA Litigation, the Actavis Litigation, or any other such legal action, could result in one or more generic or branded generic versions of Testim being launched in the U.S. immediately after such adverse outcome and before the expiration of the last to expire of the 10 Orange Book patents relating to Testim in January 2025. It is also unclear whether the Upsher-Smith product, Vogelxo, or its recently launched authorized generic, will receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it would receive a different rating to or no rating, and perhaps not be freely substitutable for, Testim. Any such Upsher-Smith product, whatever the rating, could have a materially adverse impact on Auxilium's Testim revenues, but Auxilium believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on Auxilium's Testim revenues. The introduction of a generic or different version of Testim at any time, whatever the rating, or the introduction of a generic or different version of AbbVie's AndroGel® franchise (which could be on or before August 2015) or of any other branded testosterone gel could significantly and potentially permanently reduce the revenue Auxilium derives from Testim or its authorized generic. A significant reduction in Auxilium's TRT gel revenue could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, Auxilium's liquidity and net working capital and could materially and adversely affect Auxilium's ability to execute on Auxilium's short and long-term business plans.

        In addition, the Patient Protection and Affordable Care Act (the "PPACA"), enacted in March 2010, includes provisions covering biological product exclusivity periods and a specific reimbursement methodology for biosimilars. As a new biological product, Auxilium expects that XIAFLEX will be eligible for 12 years of marketing exclusivity from the date of its approval by the FDA (although this could change as the regulations are enacted) which was February 2, 2010. PPACA also establishes an abbreviated licensure pathway for products that are biosimilar to or interchangeable with FDA-approved biological products, such as XIAFLEX. As a result, Auxilium could face competition from other pharmaceutical companies that develop biosimilar versions of XIAFLEX that do not infringe Auxilium's patents or other proprietary rights. Similar legislation has also been adopted in the European Union (the "EU").

Failure to accurately forecast demand for Auxilium's products could result in additional charges for excess inventories, or future charges for excess or idle plant capacity.

        Auxilium continually evaluates the need for reserves for inventory of its products on hand that is in excess of expected future demand or that is not expected to meet approved or anticipated specifications. Inventories expected to be utilized in the next 12-month period are classified as current, and inventories expected to be utilized beyond that period are classified as non-current. In the event that demand for any of Auxilium's products declines, or demand does not meet Auxilium's sales forecasts for any such products, Auxilium could have additional charges for excess inventories. In addition, with respect to products which it manufactures, if Auxilium reduces production levels as a result of these potential conditions, Auxilium may be required to record charges for excess or idle plant capacity. If Auxilium is required to recognize these types of charges, such charges could have a material adverse effect on Auxilium's financial condition and results of operations.

Auxilium makes business decisions based on forecasts of future sales of Auxilium's products and product candidates that may be inaccurate.

        Auxilium's market estimates are based on many assumptions, including, but not limited to, reliance on external market research, Auxilium's own internal research, population estimates, estimates of disease diagnostic rates, treatment trends, and market estimates by third parties. Any of these assumptions can materially impact Auxilium's forecasts and Auxilium cannot be assured that the assumptions are accurate. If the market for any of Auxilium's products or product candidates is less than this data would suggest, the potential sales for the product or product candidate in question could be adversely affected, and Auxilium's inventories could increase.

If third-party payors do not adequately reimburse customers for Auxilium's products, for any of Auxilium's product candidates that are ultimately approved for marketing, or for medical procedures associated with Auxilium's products, Auxilium's products might not be used or purchased, and Auxilium's revenues and profits will not grow.

        Auxilium's revenues and profits depend heavily upon the availability of adequate coverage and reimbursement for the use of Auxilium's products (both Auxilium's pharmaceutical products and Auxilium's medical device products), any of Auxilium's product candidates that are approved for marketing and medical procedures administered in connection with Auxilium's products, from third-party healthcare and state and federal government payors, both in the U.S. and in foreign markets. Demand for many of Auxilium's existing and new products and Auxilium's new medical device product is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse Auxilium's customers for patients' medical expenses in the countries where Auxilium does business. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that the product and related procedures are:

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  competitively priced;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective;

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  in alignment with the product's label; and

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  neither experimental nor investigational.

        Since reimbursement approval for a product is required from third-party and government payors, seeking this approval, particularly when seeking approval for a preferred form of reimbursement over other competitive products, is a time-consuming and costly process. Third-party payors may require cost-benefit analysis data from Auxilium in order to demonstrate the cost-effectiveness of any product Auxilium might bring to market. For any individual third-party payor, Auxilium may not be able to provide data sufficient to gain reimbursement on a basis similar or preferred to competitive products or at all. If reimbursement is approved, it may be at prices below that which Auxilium believes to be appropriate. Once reimbursement at an agreed level is approved by a third-party payor, Auxilium may lose that reimbursement entirely or Auxilium may lose the similar or better reimbursement Auxilium receives compared to competitive products. In addition, as a result of their purchasing power, third party payors are implementing cost cutting measures such as seeking discounts, price reductions or other incentives from pharmaceutical products and medical device products suppliers and imposing limitations on coverage and reimbursements for pharmaceutical and medical device technologies and procedures. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. These trends could compel Auxilium to reduce prices for Auxilium's existing products and potential new products and could cause a decrease in the size of the market or a potential increase in competition that could negatively affect Auxilium's business, financial condition and results of operations.

        Physicians may perceive the reimbursement levels associated with Auxilium's marketed products to be inadequate, which could affect the use of such codes by physicians and have a material adverse effect on Auxilium's business.

Testim, the authorized generic version of Testim known as testosterone gel, TESTOPEL and Striant (together Auxilium's "TRT Products") and Edex, Osbon ErecAid and STENDRA (together Auxilium's "ED Products") compete in a very competitive market, and if Auxilium is unable to compete effectively with the other companies that market products for the treatment of urologic or sexual health disorders, Auxilium's ability to generate revenues will be limited.

        The TRT and ED markets are highly competitive. Auxilium's success will depend, in part, on Auxilium's ability to grow Auxilium's prescription volume and protect Auxilium's share of the markets from competitors. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology firms, universities and other research institutions and government agencies, and also include compounding pharmacy companies. As competition has increased, access to managed care plans has also become more competitive in the TRT and ED markets. Pricing, rebate and discount strategies required to gain or maintain access or, in some cases, preferential access to certain managed care plans may have a material adverse effect on the revenue Auxilium derives from Auxilium's TRT Products and ED Products. The loss of preferred status or any access at all for certain managed care plans may have a material adverse effect on Auxilium's TRT Products' and/or Auxilium's ED Products' share of their respective markets.

        Other pharmaceutical or medical device companies may develop generic versions of Auxilium's TRT Products or Auxilium's ED Products or any products that compete with Auxilium's TRT Products or ED Products that do not infringe Auxilium's patents or other proprietary rights, and, as a result, Auxilium's business may be adversely affected. Because the ingredients of Auxilium's products and parts for Auxilium's devices are commercially available to third parties, it is possible that competitors may design formulations, propose dosages or develop methods of administration that would be outside the scope of the claims of one or more, or of all, of the patent and other proprietary rights that Auxilium in-licenses. This would enable their products to effectively compete with Auxilium's products. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products. The strategies that Auxilium deploys to make products price-competitive with lower cost generic products may reduce Auxilium's profit margins on Auxilium's products significantly. Consequently, increased competition from the sale of competing generic products could cause a material decrease in revenue from Auxilium's products and adversely affect Auxilium's business.

International commercialization of Auxilium's products and Auxilium's product candidates faces significant obstacles.

        Auxilium may commercialize some of Auxilium's products, and product candidates, if approved, internationally on Auxilium's own or through collaborative relationships with foreign partners. Auxilium's foreign regulatory, clinical and commercial resources are limited, and accordingly, Auxilium's ability to expand Auxilium's business outside of the U.S. on Auxilium's own is limited. Auxilium may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future and current collaborations with foreign partners may not be effective or profitable for Auxilium. Any international commercialization may carry risks that Auxilium does not foresee due to Auxilium's limited international resources.

Auxilium's ability to generate revenue is somewhat dependent upon the growth of the markets in which Auxilium sells Auxilium's products. If these markets do not continue to grow, Auxilium's ability to maintain Auxilium's revenue and generate profits, if any, could be negatively impacted.

        Large pharmaceutical companies with greater resources than Auxilium has compete in and continue to enter the TRT and ED markets. As large pharmaceutical companies continue to promote or launch products that compete with the TRT Products and the ED Products, the amount of promotional activities to increase awareness of the benefits of TRT and ED therapies has increased significantly. Auxilium believes that the increase in promotional activities has been the primary driver of the growth of the overall TRT and ED markets. The amount of resources Auxilium devotes to promotional activities is significantly less than that of Auxilium's competitors. Consequently, Auxilium does not influence the growth of the TRT or ED market in any material manner. If Auxilium's competitors do not continue to devote significant resources to consumer awareness, advertising, promotional and other activities, the growth of the overall TRT and ED markets, and the gel segment of the TRT market specifically, would likely continue to slow or decline. Any continued slowing or decline in the growth of the markets in which Auxilium sells products, could negatively impact Auxilium's ability to maintain Auxilium's revenue and generate profits.

Risks Related to Auxilium's Manufacturing Operations

Auxilium's limited experience in manufacturing pharmaceutical and biologic products and may encounter difficulties in manufacturing processes, which could materially adversely affect Auxilium's results of operations or delay or disrupt manufacture of those of Auxilium's products that are reliant upon Auxilium's manufacturing operations.

        The manufacture of pharmaceutical and biologic products requires significant expertise and capital investment. Although Auxilium leased Auxilium's facilities in Horsham in order to have direct control over the manufacturing of the active ingredient of XIAFLEX, for which Auxilium is the sole supplier, Auxilium has limited experience in manufacturing XIAFLEX or any other pharmaceutical product. Biologics, such as XIAFLEX, require processing steps that are highly complex and generally more difficult than those required for most chemical pharmaceuticals. In addition, TESTOPEL is manufactured using a unique, proprietary process. If Auxilium's manufacturing processes at the Rye, New York facility or Auxilium's Horsham facility are disrupted, it may be difficult to find an alternate manufacturing site. Auxilium may encounter difficulties with the manufacture of the active ingredient of XIAFLEX or TESTOPEL, which could delay, disrupt or halt Auxilium's manufacture of XIAFLEX and TESTOPEL, respectively, require write-offs which may affect Auxilium's financial results, result in product recalls or product liability claims or otherwise materially affect Auxilium's results of operations. These problems with manufacturing may include:

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  Auxilium's ability to develop, implement and improve Auxilium's internal manufacturing capability;

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  Auxilium's ability to manage XIAFLEX or TESTOPEL's unique manufacturing processes;

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  difficulties with production and yields, including, with respect to XIAFLEX, the viability of the working cell bank and cell growth at lower than expected levels, scale-up and achieving adequate capacity for such supply;

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  adequately aligning production and inventory with sales;

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  availability of raw materials and supplies at a commercially reasonable price or at all;

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  contamination issues;

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  equipment failures;

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  issues with quality control and assurance;

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  shortages of qualified personnel;

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  demand for Auxilium's products may exceed Auxilium's capacity;

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  compliance with strictly enforced federal, state and foreign regulations; and

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  lack of capital funding.

        Furthermore, Auxilium's manufacturing operations expose Auxilium to a variety of significant risks, including:

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  product defects and potential product liability claims;

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  contamination of product or product loss;

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  environmental liabilities or claims resulting from Auxilium's production process or contamination at Auxilium's manufacturing facilities;

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  sudden loss of inventory;

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  termination by any of Auxilium's licensees of its license agreement for breach of contract or otherwise; and

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  inability to manufacture products at a cost that is competitive with third party manufacturing operations, below the prices at which Auxilium is contractually obligated to supply to Auxilium's partners or consistent with Auxilium's costs of goods expectations.

If Auxilium is unable to maintain regulatory approval for XIAFLEX and TESTOPEL, Auxilium may not have an alternate use for Auxilium's Horsham or Rye facilities and, in the case of Auxilium's Horsham facility, Auxilium will still be required to make payments under Auxilium's lease.

        Auxilium has entered into leases for Auxilium's facilities in Horsham, the first of which expires on January 1, 2017. Auxilium also owns a facility in Rye, New York, where Auxilium manufactures TESTOPEL. If Auxilium is unable to maintain regulatory approval for TESTOPEL, Auxilium may not have an alternate use for Auxilium's Rye facility. If Auxilium is unable to maintain regulatory approval for XIAFLEX for DC or XIAFLEX for PD, Auxilium may not have an alternate use for the Horsham facilities but will be required to make payments under Auxilium's leases. As of December 31, 2013, the total future minimum lease payments of the Horsham leases during their initial non-cancellable terms were approximately $15.1 million.

Auxilium's Horsham and Rye facilities and the facilities of the manufacturer who Auxilium is in the process of qualifying as an alternate manufacturer for XIAFLEX (such manufacturer, the "Proposed Alternate Manufacturer" and such facility, the "Proposed Alternate Facility") are subject to regulatory oversight, which may delay or disrupt Auxilium's development and commercialization efforts for XIAFLEX or TESTOPEL.

        Auxilium must ensure that all of the processes, methods, equipment and facilities employed in the manufacturing operations at Auxilium's Horsham and Rye facilities and the Proposed Alternate Facility are compliant with the current cGMP requirements. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Compliance with cGMP requires record keeping and quality control to assure that the clinical and commercial product meets applicable specifications and other requirements. If Auxilium or the Proposed Alternate Manufacturer fail to comply with these requirements, Auxilium may not be permitted to sell Auxilium's products or may be limited in the jurisdictions in which Auxilium is permitted to sell them. Auxilium's manufacturing facilities and the Proposed Alternate Facility are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies including non-compliance with regulatory requirements, Auxilium could be required to take remedial actions, stop production or close Auxilium's Horsham and/or Rye facilities or the Proposed Alternate Facility, which would disrupt the manufacturing processes, limit the supplies of XIAFLEX and TESTOPEL and delay clinical trials and subsequent licensure, and/or limit the sale of commercial supplies.

        Future noncompliance with any applicable regulatory requirements may result in refusal by regulatory authorities to allow use of XIAFLEX made at Auxilium's Horsham facilities or the Proposed Alternate Facility or TESTOPEL made at Auxilium's Rye facilities in clinical trials, refusal of the government to allow distribution of XIAFLEX or TESTOPEL for commercialization, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts.

Auxilium has never conducted a product recall, so Auxilium cannot be assured that Auxilium can execute a product recall successfully.

        Auxilium has never had to conduct a product recall for any of Auxilium's products, and so Auxilium cannot be assured that Auxilium has the proper personnel and expertise to conduct a recall effectively. Additionally, Auxilium's employees may have insufficient training and expertise to efficiently conduct a product recall, which could increase the time and expense incurred to execute a product recall. Similarly, Auxilium's crisis management strategies may not successfully mitigate any problems in the marketplace or to Auxilium's reputation as a result of any such crisis, including a product recall. Auxilium's failure to manage a product recall or other crisis effectively could have an adverse effect on Auxilium's reputation, product availability, revenue and business plans.

Risks Related to Auxilium's Dependence on Third-Party Manufacturers, Service Providers, Testing Laboratories and Suppliers

Since Auxilium currently relies on third-party manufacturers, suppliers and packagers, it may be unable to control the availability or cost of manufacturing and packaging Auxilium's products, which could adversely affect Auxilium's results of operations.

        Auxilium currently does not manufacture any of Auxilium's marketed products or devices or any of Auxilium's product candidates, except for TESTOPEL and the active ingredient for XIAFLEX, for which, in each case, Auxilium is the sole source of supply. Auxilium relies on third party manufacturers for Auxilium's products, except as described in the preceding sentence, as well as third parties for certain packaging services for Auxilium's products.

        The manufacture of pharmaceutical products requires significant expertise and capital investment. Auxilium's third-party manufacturers or packagers may encounter difficulties in production. These problems may include:

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  difficulties with production costs and yields;

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  availability of raw materials and supplies;

  •
  issues with quality control and assurance;

  •
  damage to, or complete loss of, raw materials, supplies or finished product;

  •
  shortages of qualified personnel;

  •
  compliance with strictly enforced federal, state and foreign regulations; and

  •
  lack of capital funding.

        Auxilium's third-party manufacturers and packagers may not perform as agreed. Likewise, Auxilium may not perform as agreed under Auxilium's contracts with these manufacturers and packagers. In either event, the applicable manufacturer or packager or Auxilium, as the case may be, may terminate the applicable agreement, which would adversely impact Auxilium's ability to produce and sell Auxilium's products or produce Auxilium's product candidates for use in clinical trials. Also, any of Auxilium's third-party manufacturers and packagers could become insolvent or cease operations. The number of third-party manufacturers with the expertise, required regulatory approvals and facilities to manufacture bulk drug substance or finished products on a commercial scale is limited, and it would take a significant amount of time to arrange and receive regulatory approval for alternative arrangements. Auxilium may not be able to contract for the manufacturing of Auxilium's products or any of Auxilium's product candidates on acceptable terms, if at all, which would materially impair Auxilium's business.

        Any of these factors could increase Auxilium's costs and result in Auxilium's being unable to effectively commercialize or develop Auxilium's products. Furthermore, if any third-party manufacturer fails to deliver the required commercial quantities of finished product on a timely basis and at commercially reasonable prices, Auxilium may be unable to meet the demand for Auxilium's products and Auxilium may lose potential revenues.

Because Auxilium depends on third parties to conduct certain laboratory tests, clinical trials and other critical services, including regulatory review services, Auxilium has limited control and may encounter delays in Auxilium's efforts to develop product candidates.

        Auxilium commonly relies on third parties to conduct laboratory tests, clinical trials and other critical services for Auxilium, including regulatory review services. If Auxilium is unable to obtain these services on acceptable terms, Auxilium may be unable to complete Auxilium's product development efforts in a timely manner. Also, to the extent Auxilium will rely on third parties for laboratory tests and clinical trials, Auxilium will have limited control over these activities and may be unable to manage them appropriately. If such third parties fail to adequately handle complaints, report adverse events and calculate and report all required U.S. federal and state drug prices, Auxilium, which acquired Actient, could face significant regulatory issues. Communicating with third parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Third parties may:

  •
  have staffing difficulties;

  •
  fail to comply with contractual obligations;

  •
  experience regulatory compliance issues; or

  •
  undergo changes in priorities or may become financially distressed.

        These third parties may not complete the tests or trials on Auxilium's schedule, and the tests or trials may be methodologically flawed, may not comply with applicable laws or may be otherwise defective. Auxilium may experience unexpected cost increases that are beyond Auxilium's control. Problems with the timeliness or quality of the work of a contract research organization may lead Auxilium to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay Auxilium's trials, and contractual restrictions may make such a change difficult. Auxilium's contracts with the contract research organizations on which Auxilium currently relies are generally terminable upon 30-days prior written notice. If Auxilium must replace any of these contract research organizations or any other contract research organization Auxilium may use in the future to conduct Auxilium's clinical trials, Auxilium's trials may have to be suspended until Auxilium finds another contract research organization that offers comparable services. The time that it takes Auxilium to find alternative organizations may cause a delay in the commercialization of Auxilium's product candidates or may cause it to incur significant expenses to replicate data that may be lost. Although Auxilium does not believe that the contract research organizations on which Auxilium relies offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct Auxilium's trials in an acceptable manner and at an acceptable cost.

Auxilium's third-party manufacturers are subject to regulatory oversight, which may delay or disrupt Auxilium's development and commercialization efforts.

        Third-party manufacturers of Auxilium's products or product candidates must ensure that all of the processes, methods and equipment are compliant with cGMP, and conduct extensive audits of vendors, contract laboratories and suppliers. If they fail to comply with these requirements, Auxilium also may be required to curtail the clinical trials of Auxilium's product candidates, which are also supplied by these manufacturers, and may not be permitted to sell Auxilium's products or may be limited in the jurisdictions in which Auxilium is permitted to sell them. Manufacturing facilities are subject to inspection by regulatory agencies at any time. If an inspection by regulatory authorities indicates that there are deficiencies, third-party manufacturers could be required to take remedial actions, stop production or close the facility, which would disrupt the manufacturing processes and limit the ability of JHS to continue to lyophilize and fill XIAFLEX product or limit the ability of other third parties to supply us with Testim, STENDRA, Edex, Auxilium's other marketed products or Auxilium's product candidates.

        If Auxilium or its suppliers fail to comply with the FDA's Quality System Regulation or equivalent global regulations and standards for medical devices, the manufacture and processing of Auxilium's medical devices could be delayed and Auxilium may be subject to an enforcement action by the FDA or other government agencies.

        Auxilium and its suppliers are required to comply with the FDA's Quality System Regulation, and other applicable standards and requirements, which cover the methods and documentation of the design, testing, production or processing, control, quality assurance, labeling, packaging, storage and shipping of Auxilium's medical devices. The FDA and other regulatory bodies enforce compliance with regulatory requirements and standards through periodic inspections. If Auxilium or one or none of Auxilium's suppliers fail an inspection or if any corrective action plan implemented following an inspection is not sufficient, the release of Auxilium's medical devices could be delayed. A failure by Auxilium or its suppliers to comply with applicable regulatory requirements can result in enforcement action against Auxilium by the FDA, which may include any of the following sanctions:

  •
  fines, injunctions, civil penalties and criminal prosecution;

  •
  recall or seizure of Auxilium's products;

  •
  operating restrictions, partial suspension or total shutdown of production;

  •
  refusing Auxilium's request for 510(k) clearance or premarket approval of new products; and

  •
  withdrawing 510(k) clearance or premarket approvals that have already been granted.

Auxilium currently relies on single source suppliers for certain raw materials and services for manufacturing of Auxilium's marketed products, and on only three suppliers for a primary ingredient for Testim, and the loss of any of these suppliers could prevent Auxilium from selling its marketed products, which would materially harm Auxilium's business.

        Auxilium relies on third-party suppliers for Auxilium's supply of raw materials for the manufacture of the ingredients of Auxilium's marketed products. Certain raw materials are available to Auxilium from only limited sources and are sole sourced, including with respect to avanafil, the active pharmaceutical ingredient in STENDRA, and the testosterone for TESTOPEL. Testosterone for Testim and its authorized generic is available to Auxilium from only three sources, and Auxilium relies exclusively on two outside sources for Auxilium's supply of cyclopentadecanolide ("CPD"), a primary ingredient for Testim. Auxilium does not have supply agreements in place with all of Auxilium's raw material suppliers, including Auxilium's suppliers of testosterone and CPD. If any of the suppliers stops manufacturing, or if Auxilium is unable to procure raw materials or services on commercially favorable terms, or if Auxilium is not able to obtain them in a timely manner, Auxilium may be unable to continue to produce or sell Auxilium's marketed products on commercially viable terms, if at all. In addition, the limited number of suppliers of these raw materials and services with whom Auxilium do not have supply agreements in place may provide such companies with greater opportunity to raise their prices. Any increase in price for these raw materials or services may reduce Auxilium's gross margins.

Risks Related to Collaborators

Auxilium is dependent upon Auxilium's collaborative relationships with third parties to further develop and commercialize XIAFLEX (or Xiapex as it is known in the EU) outside of the U.S., to commercialize Testim outside of the U.S., and to supply and distribute Auxilium's generic testosterone gel in the U.S. There may be circumstances that delay or prevent any of these third parties' ability to develop and commercialize XIAFLEX or to commercialize Testim or its authorized generic.

        Auxilium has entered into agreements with each of Swedish Orphan Biovitrium AB ("Sobi"), Asahi Kasei Pharma Corporation ("Asahi Kasei") and Actelion Pharmaceuticals Ltd ("Actelion") under which Auxilium has granted them the right to develop and commercialize XIAFLEX/Xiapex in 71 Eurasian and African countries, in Japan, and in Australia and Canada, respectively. In addition, Auxilium may seek to enter into similar arrangements with other third parties with respect to the development and commercialization of XIAFLEX/Xiapex in the rest of the world. Auxilium has entered into agreements with Ferring and Paladin under which Auxilium has granted them the right to commercialize Testim in Europe and Canada, respectively. Auxilium has also entered into a supply and distribution agreement with Prasco for the commercialization of Auxilium's generic testosterone gel in the U.S. Auxilium is subject to a number of risks associated with Auxilium's dependence on Auxilium's collaborative relationship with these third parties, including:

  •
  adverse decisions by a third party regarding the amount and timing of resource expenditures for the development and commercialization of XIAFLEX/Xiapex or Testim or its authorized generic;

  •
  possible disagreements as to the timing, nature and extent of Auxilium's development plans, including clinical trials or regulatory approval strategy;

  •
  lack of alignment between specifications for product that Auxilium has agreed to provide to a third party and specifications that have or might be approved by regulatory authorities;

  •
  the right of a third party to terminate its collaboration agreement with Auxilium on limited notice upon the occurrence of certain defined events;

  •
  loss of significant rights if Auxilium fail to meet Auxilium's obligations under the collaboration agreement;

  •
  withdrawal of support by a third party following change of that third party's corporate strategy or due to competing priorities;

  •
  changes in key management personnel at a third party that are members of the collaboration's various operating committees; and

  •
  possible disagreements with a third party regarding the collaboration agreement or ownership of proprietary rights, including with respect to inventions discovered under the applicable collaborative agreement.

        Due to these factors and other possible disagreements with a third party, including potential disputes over intellectual property ownership, Auxilium may be delayed or prevented from further developing, manufacturing or commercializing XIAFLEX/Xiapex outside the U.S., further commercializing Testim outside the U.S., commercializing Auxilium's generic testosterone gel in the U.S., or Auxilium may become involved in litigation or arbitration, which would be time consuming and expensive.

        If a third party were to unilaterally terminate its collaboration agreement with Auxilium, Auxilium would need to undertake development and marketing activities for XIAFLEX/Xiapex, marketing activities for Testim, or distribution and sale activities for Auxilium's generic testosterone gel in the U.S., as the case may be, in that third party's territory solely at Auxilium's own expense and/or seek another partner for some or all of these activities in that territory. If Auxilium pursued these activities in that territory on Auxilium's own, it would significantly increase Auxilium's capital and infrastructure requirements, and might limit the indications Auxilium is able to pursue and could prevent Auxilium from effectively developing and commercializing XIAFLEX/Xiapex and could prevent it from effectively commercializing Testim or its authorized generic, as the case may be. If Auxilium sought to find another pharmaceutical company partner for some or all of these activities, Auxilium may not be successful in such efforts, or they may result in a collaboration that has Auxilium expending greater funds and efforts than the relationship with the terminating third party.

        In general, Auxilium cannot control the amount and timing that Auxilium's third party partners may devote to Auxilium's collaborations. Auxilium is relying on Auxilium's third-party partners to obtain regulatory approvals for and successfully commercialize XIAFLEX/Xiapex in the relevant territories. If a third party fails to adequately market and promote XIAFLEX/Xiapex in its territory, Auxilium may be unable to obtain any remedy against that third party and sales of XIAFLEX/Xiapex may be harmed, which would negatively impact Auxilium's business, results of operations, cash flows and liquidity due to reduced milestone and royalty payments under the applicable third party agreement.

Auxilium does not control the actions of Auxilium's collaborators, and breaches of Auxilium's agreements by any of them as well as disagreements over strategic goals could affect Auxilium's business, Auxilium's regulatory approvals or Auxilium's reputation.

        Auxilium has agreements in place with Auxilium's collaborators, including Sobi, Asahi Kasei, Actelion, VIVUS, Inc. ("VIVUS"), FCB I Holdings Inc. ("FCB"), Prasco and BioSpecifics Technologies Corp. ("BioSpecifics"), and Auxilium expects that any future collaborators would similarly be engaged under contract. Auxilium also has entered into agreements with Ferring and Paladin under which Auxilium has granted them the right to commercialize Testim in Europe and Canada, respectively. Nevertheless, for reasons that Auxilium may not have an ability to foresee or control, any of Auxilium's collaborators may breach their respective agreements. Auxilium may also may disagree with Auxilium's collaborators as to strategic issues or the manner in which Auxilium's rights should be enforced. Depending on its nature, a breach could affect Auxilium's regulatory approvals for Auxilium's products and could affect Auxilium's reputation if the consequences of a breach are imputed to Auxilium. Auxilium may need to engage in costly litigation to enforce Auxilium's rights, and Auxilium may not prevail in such litigation. A breach by, or disagreement with, one of Auxilium's collaborators may lead to termination of the applicable agreement, which, in the case of a license agreement, may affect the scope of Auxilium's license, such as modifying an exclusive license to a non-exclusive license. Any such breach or disagreement and its consequences could have a material adverse effect on Auxilium's business and financial condition.

Risks Related to Business Development

Auxilium's failure to successfully in-license or acquire additional technologies, product candidates or approved products could impair Auxilium's ability to grow.

        Auxilium intends to in-license, acquire, develop and market additional products and product candidates so that Auxilium is not solely reliant on sales from Auxilium's currently approved products for Auxilium's revenues. The success of this strategy depends upon Auxilium's ability to identify, select and acquire the right pharmaceutical or medical device product candidates, products and technologies. Auxilium has a limited number of product candidates in Auxilium's development pipeline. Auxilium may not be able to acquire or in-license the rights to additional product candidates and approved products on terms that Auxilium find acceptable, or at all. Auxilium faces extensive competition in the acquisition or in-licensing of pharmaceutical or medical device products or small companies to enhance Auxilium's portfolio of products. A number of more established companies, which have strategies to in-license or acquire products, may have competitive advantages, as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical, medical device and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over Auxilium due to their size, resources and experience. If Auxilium is unable to in-license or acquire additional commercial products or product candidates, Auxilium may be reliant solely on sales of Auxilium's currently approved products for revenues. As a result, Auxilium's ability to grow Auxilium's business or increase Auxilium's profits could be severely limited.

Auxilium faces strong competition in the medical device business. Auxilium's failure to successfully develop and market new products could adversely affect Auxilium's business.

        The medical device industry is highly competitive. Auxilium competes with many domestic and foreign medical device companies ranging from small start-up enterprises that might sell only a single or limited number of competitive products or compete only in a specific market segment, to companies that are larger and more established than Auxilium, have a broad range of competitive products, participate in numerous markets and have access to significantly greater financial and marketing resources than Auxilium does.

        In addition, the medical device industry is characterized by extensive product research and development and rapid technological advances. The future success of Auxilium's business will depend, in part, on Auxilium's ability to design and manufacture or acquire new competitive products and enhance existing products. Auxilium's product development efforts may require Auxilium to make substantial investments. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of new technologies or products, such as Auxilium's inability to:

  •
  identify viable new products;

  •
  obtain adequate intellectual property protection;

  •
  gain market acceptance of new products; or

  •
  successfully obtain regulatory approvals.

        In addition, Auxilium's competitors currently may be developing, or may develop in the future, products that are more effective than those that Auxilium currently offer or subsequently develop. Auxilium's failure to successfully develop and market new products or enhance existing products could have an adverse effect on Auxilium's business, financial condition and results of operations.

If Auxilium engages in any acquisition, Auxilium will incur a variety of costs, and Auxilium may never realize the anticipated benefits of the acquisition.

        If Auxilium undertakes an acquisition, the process of integrating any newly acquired business, technology, service or product into Auxilium's existing operations could be expensive and time consuming and may result in unforeseen operating difficulties and expenditures and may divert significant management attention from Auxilium's ongoing business operations. Moreover, Auxilium may fail to realize the anticipated benefits of any acquisition for a variety of reasons, such as an acquired product candidate proving to not be safe or effective in later clinical trials or not reaching its forecasted commercial potential. Auxilium may fund any future acquisition by issuing equity or debt securities, which could dilute Auxilium's current stockholders' ownership percentage or limit Auxilium's financial or operating flexibility as a result of restrictive covenants related to new debt. Acquisition efforts can consume significant management attention and require substantial expenditures, which could detract from Auxilium's other programs. In addition, Auxilium may devote resources to potential acquisitions that are never completed. In pursuing Auxilium's acquisition strategy, Auxilium may expend significant management time, consulting costs and legal expenses without consummating a transaction.

Risks Related to Regulatory Approval of Auxilium's Products and Product Candidates

Auxilium is subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm Auxilium's business.

        Auxilium's products and product candidates are subject to regulation by numerous governmental authorities in the U.S., Canada, Europe and the rest of the world. These regulations govern or affect the research and development, testing, manufacturing, labeling, distribution, safety, storage, record-keeping, approval, advertising, promotion, sampling, marketing and import and export of Auxilium's products and Auxilium's product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve facilities for testing or manufacture of products as well as refusal to approve products for commercialization. Noncompliance with any applicable regulatory requirements also can result in criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. The FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. Currently, there is a substantial amount of congressional and administrative review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S. In addition, the regulatory requirements relating to the manufacturing, testing, labeling, promotion, marketing and distribution of Auxilium's products may change in the U.S. or the other jurisdictions in which Auxilium may have obtained or be seeking regulatory approval for Auxilium's products or product candidates. Such changes may increase Auxilium's costs and adversely affect Auxilium's operations.

        Additionally, failure to comply with, or changes to, the regulatory requirements that are applicable to Auxilium's products or Auxilium's other product candidates may result in a variety of consequences, including the following:

  •
  restrictions on Auxilium's products or manufacturing processes;

  •
  warning letters from a governmental authority;

  •
  withdrawal of a product or a product candidate from the market;

  •
  voluntary or mandatory recall of a product or a product candidate;

  •
  fines against Auxilium;

  •
  suspension or withdrawal of regulatory approvals for a product or a product candidate;

  •
  suspension or termination of any of Auxilium's ongoing clinical trials of a product candidate;

  •
  refusal to permit import or export of Auxilium's products;

  •
  refusal to approve pending applications or supplements to approved applications that Auxilium submit;

  •
  denial of permission to file an application or supplement in a jurisdiction;

  •
  product seizure; and

  •
  injunctions, consent decrees, or the imposition of civil or criminal penalties against Auxilium.

        Testosterone is listed by the DEA as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution, and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances Auxilium can obtain for clinical trials and commercial distribution is limited by the DEA and Auxilium's quota may not be sufficient to complete clinical trials or meet commercial demand, if any. In addition to federal scheduling, Auxilium's TRT products are subject to state-controlled substance regulation and may be placed in more restrictive schedules than those determined by the DEA and the FDA. However, to date, with the exception of the State of New York where TESTOPEL is manufactured, which has given testosterone a Schedule II classification, testosterone has not been placed in a more restrictive schedule by any state.

        Entities must be registered annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records, file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration.

        Products containing controlled substances may generate public controversy. As a result, these products may have their marketing rights or regulatory approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of Auxilium's product candidates. For some scheduled substances or any product, the FDA may require Auxilium to develop a comprehensive risk management program to reduce the inappropriate use of Auxilium's products and product candidates, including the manner in which they are marketed and sold, so as to reduce the risk of improper patient selection and diversion or abuse of the product. Developing such a program in consultation with the FDA may be a time-consuming process and could delay approval of any of Auxilium's product candidates. Such a program or delays of any approval from the FDA could increase Auxilium's product development costs and may allow Auxilium's competitors additional time to develop or market competing products. In addition, in many foreign markets, including the countries in the EU, pricing of pharmaceutical products is subject to governmental control. In the U.S., there have been, and Auxilium expect that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control. While Auxilium cannot predict whether such legislative or regulatory proposals will be adopted, the implementation of such proposals could have a material adverse effect on Auxilium's business, financial condition and profitability. Failure to obtain pricing approval in a timely manner or approval of pricing which would support an adequate return on investment or generate a sufficient margin to justify the economic risk might delay or prohibit the commercial launch of the product in those countries.

        The products and business activities of medical device companies are subject to rigorous regulation by the FDA and other federal, state and international governmental authorities, as well as comparable government agencies in other countries. The regulations govern the development, design, testing, approval, manufacturing, labeling, importing and exporting and sale and marketing of many of Auxilium's medical devices. Moreover, these regulations are subject to future change. Failure to comply with applicable regulations could lead to manufacturing shutdowns, product shortages, delays in medical device manufacturing, medical device seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the U.S. Auxilium could be required to expend significant financial and human resources to remediate failures to comply with applicable regulations and quality assurance guidelines. In addition, civil and criminal penalties, including exclusion under Medicaid or Medicare, could result from regulatory violations. Any one or more of these events could have a material adverse effect on Auxilium's business, financial condition and results of operations.

        These authorities and members of Congress have been increasing their scrutiny over the medical device industry. In recent years, the U.S. Congress, the Department of Justice, the Office of Inspector General of the Department of Health and Human Services, and the Department of Defense have issued subpoenas and other requests for information to, and conducted investigations of and commenced civil and criminal litigation against, medical device manufacturers, primarily related to financial arrangements with health care providers, regulatory compliance and product promotional practices. Auxilium anticipates that these governmental authorities will continue to scrutinize Auxilium's industry closely, and that additional regulation by government authorities may increase compliance costs, exposure to the risks of civil and criminal litigation, and other potentially adverse effects on Auxilium's operations. Auxilium's defense of these claims and governmental actions, whether ongoing or filed in the future and regardless of the merits of the action or complaint, could divert the attention of Auxilium's technical and management personnel away from the development and marketing of Auxilium's products and services for significant periods of time. The costs incurred to defend these actions and claims could have a material adverse effect on Auxilium's results of operations or financial condition, even if Auxilium's defense is ultimately successful.

        In the U.S., before Auxilium can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, Auxilium generally must first receive either 510(k) clearance or approval of a premarket approval, or PMA, application from the FDA. In order for Auxilium to obtain 510(k) clearance, the FDA must determine that Auxilium's proposed product is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness. Obtaining PMA approval is more difficult, requiring Auxilium to demonstrate the safety and effectiveness of the device based, in part, on data obtained in human clinical trials. Similarly, most major markets for medical devices outside the U.S. also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device, particularly from the FDA and certain foreign governmental authorities, can be costly and time consuming, and clearances and approvals might not be granted for new products on a timely basis, if at all. In addition, once a device has been cleared or approved, a new clearance or approval may be required before the device may be modified or its labeling changed. Furthermore, the FDA or a foreign governmental authority may make its review and clearance or approval process more rigorous, which could require Auxilium to generate additional clinical or other data, and expend more time and effort, in obtaining future medical device clearances or approvals. The regulatory clearance and approval process may result in, among other things, delayed realization of medical device revenues, substantial additional costs or limitations on indicated uses of medical devices, any one of which could have a material adverse effect on Auxilium's financial condition and results of operations.

        Even after a medical device has received marketing approval or clearance, such medical device approval or clearance can be withdrawn or limited due to unforeseen problems with the device or issues relating to its application. Violations of FDA requirements for medical devices could result in FDA enforcement actions, including warning letters, fines, delays in obtaining new regulatory clearances, product seizures or recalls, injunctions, advisories or other field actions, and/or operating restrictions. Medical devices are cleared or approved for one or more specific intended uses. Promoting a device for an off-label use could result in government enforcement action.

        Furthermore, Auxilium's and Auxilium's third party suppliers' facilities are subject to periodic inspections by the FDA and other federal, state and foreign government authorities, which require manufacturers of medical devices to adhere to certain regulations, including the FDA's Quality System Regulation, which requires periodic audits, design controls, quality control testing and documentation procedures, as well as complaint evaluations and investigation. The FDA also requires the reporting of certain adverse events, certain recalls or other field safety corrective actions. Issues identified through such inspections and reports may result in warning letters, manufacturing shutdowns, medical device shortages, medical device seizures or recalls, fines and delays in medical device manufacturing, and may require significant resources to resolve.

As a condition for approval of XIAFLEX for DC and XIAFLEX for PD, Auxilium is required to comply with post-marketing requirements. Failure to comply with these requirements or any future post-marketing requirements, or the cost of compliance with such requirements, may harm Auxilium's business.

        The FDA or, for products outside the U.S. for which Auxilium holds the regulatory approvals, international regulatory agencies can establish requirements for approved products with which Auxilium must comply. For example, the law allows the FDA to require Auxilium as the sponsor of a marketing application to conduct and report the results of certain studies or clinical trials for certain purposes ("post-marketing requirements") if the FDA makes certain findings required by the statute. Failure to report or conduct the studies is considered a violation and can result in enforcement action. Additionally, the FDA can request that Auxilium voluntarily conducts studies or clinical trials to address questions or concerns ("post-marketing commitments"). These studies or clinical trials could be time-consuming and costly and the results could have negative effects on Auxilium's ability to market the product.

        Now that the marketing authorization for Xiapex in the EU and certain Eurasian countries has been transferred to Auxilium after the mutual termination of the Pfizer Agreement, Auxilium will be required to comply with post-marketing requirements applicable to maintaining the approval of Xiapex in those territories until such time as Auxilium has transferred the marketing authorization to Sobi.

For XIAFLEX for DC, XIAFLEX for PD, Testim, and the authorized generic version of Testim known as testosterone gel, Auxilium is required to implement a REMS, a REMS with an ETASU, and a REMS, respectively. Failure to comply, or the cost of compliance with such REMS or REMS with an ETASU or any future REMS, may harm Auxilium's business.

        The FDA is authorized to require Auxilium as the sponsor of an approved or unapproved marketing application to submit a proposed REMS if the FDA determines that a REMS is necessary to ensure that the benefits of a drug outweigh the risks of the drug. Failure to comply with the requirements of the approved REMS can render the drug misbranded. A violation of a REMS requirement is subject to civil penalties. Complying with the requirements of a REMS can be costly and time-consuming and adversely affect Auxilium's operations.

        As a condition of approval for XIAFLEX for PD, the FDA required a REMS with an ETASU. The goal of the REMS with an ETASU is to certify that the appropriate physicians and practice sites are trained in the use of XIAFLEX for PD and to attempt to mitigate the serious risk of penile fracture (corporal rupture) and other serious injuries to the penis such as hematoma. The REMS with an ETASU requires Auxilium to ensure that healthcare providers who prescribe XIAFLEX for the treatment of PD are specially certified, including the completion of a training program, and to maintain a validated secure database of healthcare providers who prescribe XIAFLEX for PD and their specialties.

        As a condition of approval for XIAFLEX for DC, the FDA required a REMS. The goal of the REMS is to inform and train healthcare providers about the risks of tendon rupture, serious adverse reactions affecting the injected extremity, and the potential risk of serious hypersensitivity reactions (including the potential for anaphylaxis) associated with XIAFLEX. The REMS consists of a medication guide, a communication plan, and a timetable for submission of assessments of the REMS. The communication plan includes a Dear Healthcare Provider Letter and educational materials (i.e., training guide and procedure training video).

        On May 7, 2009, the FDA announced that it was requiring the manufacturers of two prescription topical testosterone gels, Solvay S.A. (since acquired by Abbott, which is now AbbVie) and Auxilium, to make changes to the prescribing information and develop REMS for the products. The FDA stated that it was requiring this action after it became aware, through spontaneous post-marketing adverse event reports and peer-reviewed biomedical literature, of cases of secondary exposure of children and female partners to testosterone due to drug transfer from adult males using testosterone gel drug products (known as transference). The FDA considered this information to be "new safety information". Auxilium believes that all topical testosterone gels have a potential for transference. Testim's prescribing information has described the risk and procedures for avoidance of transference since the product was launched in 2003. The changes to the prescribing information for Testim include a "boxed warning", which is used to highlight warning information that is especially important to the prescriber. The goal of the REMS is to inform patients about the serious risk of transference or secondary exposure associated with the use of Testim and AbbVie's AndroGel. The REMS includes assessments and a Medication Guide to inform patients. The revised prescribing information and REMS for Testim was approved in September 2009.

Auxilium may not be able to obtain or maintain orphan drug exclusivity for Auxilium's products or product candidates, and Auxilium's competitors may obtain orphan drug exclusivity prior to Auxilium, which could significantly harm Auxilium's business.

        Some jurisdictions, including Europe and the U.S., may designate drugs intended to treat relatively small patient populations as orphan drugs. The FDA granted orphan drug status to XIAFLEX in the U.S. for the treatment of DC and PD. Orphan drug designation must be requested before submitting an application for marketing authorization. Orphan drug designation may not convey any advantage in, or shorten the duration of, the regulatory review and approval process, but does make the product eligible for orphan drug exclusivity and, in the U.S., specific tax credits. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to 10 years in Europe and for a period of seven years in the U.S. Maintaining orphan drug designations and orphan drug exclusivity for XIAFLEX for the treatment of DC and PD may be critical to their success. Auxilium's competitors may obtain orphan drug exclusivity for products competitive with Auxilium's product candidates before Auxilium does, in which case Auxilium would be excluded from that market. Even if Auxilium obtains orphan drug exclusivity for any of Auxilium's product candidates, Auxilium may not be able to maintain it. For example, if a competitive product is shown to be different or clinically superior to Auxilium's product, any orphan drug exclusivity Auxilium has obtained will not block the approval of such competitive product. In addition, even if Auxilium obtains orphan drug exclusivity for any of Auxilium's product candidates, a viable commercial market may never develop and Auxilium may never derive any meaningful revenues from the sales of these products.

Auxilium may not be able to develop product candidates into viable commercial products, which would impair Auxilium's ability to grow and could cause a decline in the price of Auxilium's stock.

        The process of developing product candidates, such as XIAFLEX for the treatment of Frozen Shoulder syndrome and cellulite, and any other product candidates, involves a high degree of risk and may take several years. Developing product candidates is very expensive and will have a significant impact on Auxilium's ability to generate profits. Product candidates may fail to reach the market for several reasons, including:

  •
  clinical trials may show Auxilium's product candidates to be ineffective or not as effective as anticipated or to have harmful side effects or any unforeseen result;

  •
  Auxilium's inability to enroll patients in clinical trials within the expected timeframes;

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  Auxilium's inability to obtain authorization from the FDA or other regulatory authority to initiate clinical trials within the expected timeframes;

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  product candidates may fail to receive regulatory approvals required to bring the products to market;

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  the FDA may not accept for review any applications for marketing approval that Auxilium submit;

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  adverse events arising out of investigator initiated trials over which Auxilium does not exercise control;

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  Auxilium's ability to raise any additional funds that Auxilium needs to complete Auxilium's trials;

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  manufacturing costs and delays and manufacturing problems in general, the inability to scale up to produce supplies for clinical trials or commercial supplies, or other factors may make Auxilium's product candidates uneconomical;

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  the proprietary rights of others and their competing products and technologies may prevent Auxilium's product candidates from being effectively commercialized or obtaining exclusivity; and

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  failure to meet one or more of management's target product profile criteria.

        Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. Any changes to the U.S. regulatory approval process could significantly increase the timing or cost of regulatory approval for Auxilium's product candidates making further development uneconomical or impossible.

        Auxilium's product development efforts also could result in large and immediate write-offs, significant milestone payments, incurrence of debt and contingent liabilities or amortization of expenses related to intangible assets, any of which could negatively impact Auxilium's financial results. Additionally, if Auxilium is unable to develop Auxilium's product candidates into viable commercial products, Auxilium will be reliant solely on sales of Auxilium's currently approved products for Auxilium's revenues, potentially limiting Auxilium's growth opportunities.

If clinical trials for Auxilium's product candidates are delayed, Auxilium would be unable to commercialize Auxilium's product candidates on a timely basis, or at all, which could materially harm Auxilium's business.

        Clinical trials that Auxilium may conduct, or that may be conducted by Auxilium's partners, may not begin on time or may need to be restructured or temporarily suspended after they have begun. Clinical trials can be delayed or may need to be restructured for a variety of reasons, including delays or restructuring related to:

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  changes to the regulatory approval process for product candidates in those jurisdictions, including the U.S., in which Auxilium may be seeking approval for Auxilium's product candidates;

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  obtaining an IND, or other regulatory approval to commence a clinical trial;

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  timing of responses required from regulatory authorities;

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  negotiating acceptable clinical trial agreement terms with prospective investigators or trial sites;

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  obtaining institutional review board, or equivalent, approval to conduct a clinical trial at a prospective site;

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  recruiting subjects to participate in a clinical trial;

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  competition in recruiting clinical investigators;

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  shortage or lack of availability of clinical trial supplies from external and internal sources;

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  the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;

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  failure to validate a patient-reported outcome questionnaire;

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  the placement of a clinical hold on a study;

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  the failure of third parties conducting and overseeing the operations of Auxilium's clinical trials to perform their contractual or regulatory obligations in a timely fashion;

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  exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial; and

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  manufacturing and/or distribution issues associated with clinical supplies.

        Auxilium has two projects currently in clinical development, specifically CCH for the treatment of Frozen Shoulder syndrome and cellulite. Completion of clinical trials for each product candidate will be required before commercialization. If Auxilium experiences delays in, or termination of, clinical trials, or fails to enroll patients in clinical trials in a timely manner, or if the cost or timing of the regulatory approval process increases, Auxilium's financial results and the commercial prospects for Auxilium's product candidates will be adversely impacted. In addition, Auxilium's product development costs would increase and Auxilium's ability to generate additional revenue from new products could be impaired.

If Auxilium is not successful in expanding the label for XIAFLEX for DC or Auxilium's strategic partner, VIVUS, is not successful in expanding the label for STENDRA to include a 15-minute onset of action, Auxilium's sales of XIAFLEX for DC or STENDRA, as the case may be, may be adversely affected.

        Auxilium has submitted an sBLA for XIAFLEX for DC seeking to expand Auxilium's label to include the treatment of multiple cords simultaneously, and Auxilium's partner, VIVUS, has submitted a supplemental NDA ("sNDA") to seek a label expansion for STENDRA indicating 15-minute onset of action. These label expansions may help grow Auxilium's revenues related to these two products, and, if either or both of these label expansion efforts is not approved by the FDA, or not approved in a timely manner, Auxilium's sales of the applicable product or products may be adversely affected.

Risks Related to Intellectual Property

Auxilium has only limited patent protection for Auxilium's products and Auxilium's product candidates, and it may not be able to obtain, maintain or protect proprietary rights necessary for the development and commercialization of Auxilium's products or Auxilium's product candidates.

        Auxilium's business and competitive positions are in part dependent upon Auxilium's ability to obtain and protect Auxilium's proprietary position for Auxilium's products and Auxilium's product candidates in the U.S., Canada, Europe and elsewhere throughout the world. Auxilium attempts to protect Auxilium's intellectual property position by filing, or obtaining licenses to, patents and patent applications related to Auxilium's proprietary technology, inventions and improvements that are important to the development of Auxilium's business.

        Auxilium's and its licensors' patents and patent applications may not protect Auxilium's technologies and products because, among other things:

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  there is no guarantee that any of Auxilium's or Auxilium's licensors' pending patent applications will result in issued patents;

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  it may develop additional proprietary technologies that are not patentable;

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  there is no guarantee that any patents issued to Auxilium, Auxilium's collaborators or Auxilium's licensors will provide it with any competitive advantage or cover Auxilium's product candidates;

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  there is no guarantee that any patents issued to us or Auxilium's collaborators or Auxilium's licensors will not be challenged, interfered with, circumvented or invalidated by third parties; and

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  there is no guarantee that any patents previously issued to others or issued in the future will not have an adverse effect on Auxilium's ability to do business.

        If Auxilium fails to obtain adequate patent protection for Auxilium's products, Auxilium's ability to compete could be impaired.

        Auxilium may not control the patent prosecution, maintenance or enforcement of Auxilium's in-licensed technology. Consequently, such licensed patents could be held invalid or unenforceable or could have claims construed in a manner adverse to Auxilium's interests in litigation, which Auxilium would not control or to which Auxilium would not be a party. If any of the intellectual property rights of Auxilium's licensors is found to be invalid, this could have a material adverse impact on Auxilium's operations.

        Testosterone, the active ingredient in Auxilium's TRT Products, and alprostadil, the active ingredient in Edex, are off-patent and are included in competing products. In the U.S., the '968 Patent covers a method for maintaining blood serum testosterone levels for treating a hypogonadal male using Testim and is listed in the Orange Book. The '968 Patent expires in January 2025. Nine additional U.S. patents issued between 2009 and 2012 covering the composition of Testim and methods of its use and have been listed in the Orange Book. They expire in April 2023. Auxilium's licensor, FCB, also has filed continuation applications that are currently pending.

        Auxilium is currently party to patent infringement litigations against each of Upsher-Smith and Actavis relating to Upsher-Smith's and Actavis' respective intentions to market a different version of Testim via an ANDA approval pathway prior to the expiration of the patents listed in the Orange Book covering Testim. Also, in December 2013, Upsher-Smith obtained a summary judgment against Auxilium in the Delaware Upsher-Smith 505(b)(2) Litigation with respect to its 505(b)(2) NDA seeking approval from the FDA to market a competing testosterone gel product listing Testim as the reference listed drug prior to expiration of the same patent and has now launched an authorized generic of its FDA-approved testosterone gel product, Vogelxo.

        An adverse impact in the Delaware Upsher-Smith ANDA Litigation, the Actavis Litigation, or any other such legal action, could result in one or more generic or branded generic versions of Testim being launched in the U.S. immediately after such adverse outcome and before the expiration of the last to expire of the 10 Orange Book patents relating to Testim in January 2025. Now that Upsher-Smith has prevailed in the Delaware Upsher-Smith 505(b)(2) NDA Litigation, it has launched both Vogelxo and an authorized generic of Vogelxo, using Testim as the reference drug. Auxilium has filed a Notice of Appeal in the Delaware Upsher-Smith 505(b)(2) Litigation and an oral hearing for such appeal is expected to take place in the near future. It is unclear whether the approved Upsher-Smith product or its authorized generic will receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it will receive a different rating to, and perhaps not be freely substitutable for, Testim. The Upsher-Smith product, whatever the rating, could have a materially adverse impact on Auxilium's TRT gel revenues, but Auxilium believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on Auxilium's Testim or TRT products revenues. The Upsher-Smith products or the introduction of a generic or different version of Testim at any time, whatever the rating, or the introduction of a generic or different version of AbbVie's AndroGel franchise (which could be on or before August 2015) could significantly and potentially permanently reduce the revenue Auxilium derives from TRT gels. A significant reduction in Auxilium's TRT gel revenue could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, Auxilium's liquidity and net working capital and could materially and adversely affect Auxilium's ability to execute on Auxilium's short and long-term business plans.

        The standards that the USPTO and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S. and the differences in what constitutes patentable subject matter in these countries may limit the protection Auxilium seeks outside of the U.S. In the U.S., issued patent claims may be broadened, narrowed, or even cancelled as a result of post-issuance procedures instituted by Auxilium or third parties, including reissue, re-examination, and the new supplemental examination procedure enacted as part of the Leahy-Smith America Invents Act. In addition, laws of foreign countries may not protect Auxilium's intellectual property to the same extent as would laws of the U.S. Also, some countries will not grant patents on patent applications that are filed after the public sale or disclosure of the material claimed in the patent application. Failure to obtain adequate patent protection for Auxilium's proprietary product candidates and technology would impair Auxilium's ability to be commercially competitive in these markets. Accordingly, Auxilium does not know the degree of future protection for Auxilium's proprietary rights or the breadth of claims allowed in any patents issued to Auxilium or others.

        Auxilium also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain Auxilium's competitive position. To maintain the confidentiality of trade secrets and proprietary information, Auxilium generally seeks to enter into confidentiality agreements with Auxilium's employees, consultants and collaborators upon the commencement of a relationship with Auxilium. However, Auxilium may not obtain these agreements in all circumstances. Nor can Auxilium guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, or that Auxilium will have an adequate remedy for any such breach. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. Others may have developed, or may develop in the future, substantially similar or superior know-how and technology. In addition, Auxilium's research collaborators and scientific advisors may have contractual rights to publish Auxilium's data and other proprietary information, subject to Auxilium's prior review. Publications by Auxilium's research collaborators and scientific advisors containing such information, either with Auxilium's permission or in contravention of the terms of their agreements with Auxilium, may impair Auxilium's ability to obtain patent protection or protect Auxilium's proprietary information. The loss or exposure of Auxilium's trade secrets, know-how and other proprietary information, as well as independent development of similar or superior know-how, could harm Auxilium's operating results, financial condition and future growth prospects. Many of Auxilium's employees and consultants were, and many of Auxilium's consultants may currently be, parties to confidentiality agreements with other companies. Although Auxilium's confidentiality agreements with these employees and consultants require that they do not bring to Auxilium, or use without proper authorization, any third party's proprietary technology, if they violate their agreements, Auxilium could suffer claims or liabilities.

If Auxilium breaches any of the agreements under which it licenses development or commercialization rights to products or technology from others, it could lose license rights that are critical to Auxilium's business.

        Auxilium is a party to a number of license and other agreements by which it has rights to use the intellectual property of third parties that are necessary to operate Auxilium's business. In particular, Auxilium has obtained the exclusive right to develop and commercialize Testim pursuant to a license agreement with FCB. FCB may unilaterally terminate the agreement if Auxilium fails to make payments under this agreement and this failure continues for a period of 30 days following written notice to Auxilium by FCB. If the agreement is properly terminated by FCB, Auxilium may not be able to manufacture or sell Testim.

        Auxilium has also obtained exclusive worldwide rights from BioSpecifics to develop, market and sell products, other than dermal formulations labeled for topical administration, that contain BioSpecifics's enzyme, which we refer to as XIAFLEX, for the treatment of DC, and for the treatment of PD, and, potentially, for the treatment of Frozen Shoulder syndrome and cellulite. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. Auxilium may terminate this agreement in its entirety, or on a country-by-country basis, on an indication-by-indication basis, or on a product-by-product basis, at any time upon 90 days prior written notice to BioSpecifics. If this agreement is properly terminated by BioSpecifics, Auxilium may not be able to execute its strategy to commercialize XIAFLEX for Dupuytren's or XIAFLEX for the treatment of Peyronie's, or to develop and potentially commercialize CCH for the treatment of Frozen Shoulder syndrome, cellulite or future product candidates utilizing BioSpecifics' enzyme. If this agreement is properly terminated by Auxilium, it will retain a non-exclusive license for these rights.

        VIVUS granted Auxilium the exclusive right to commercialize its pharmaceutical product STENDRA for the treatment of any urological disease or condition in humans, including male erectile dysfunction, in the U.S. and Canada and their respective territories. Either party may terminate this agreement as a result of the other party's material breach or bankruptcy. VIVUS may terminate this agreement immediately upon written notice to Auxilium if Auxilium is excluded from participation in the U.S. federal healthcare programs. After the first anniversary of the product launch in the U.S., Auxilium may terminate the agreement for any reason upon 180 days written notice. If this agreement is properly terminated by VIVUS, Auxilium will no longer be able to commercialize STENDRA.

        Auxilium expects to enter into additional licenses and other similar agreements in the future. These licenses and agreements may impose various development, commercialization, funding, royalty, diligence or other obligations on Auxilium. If Auxilium breaches any of these obligations, the licensor may have the right to terminate the license or render the license non-exclusive, which could make it impossible for Auxilium to develop, manufacture or sell the products covered by the license.

        Disputes may arise with respect to Auxilium's licensing and other agreements regarding manufacturing, development and commercialization of any products relating to or resulting from the enforcement of Auxilium's in-licensed intellectual property. These disputes could lead to delays in or termination of the development, manufacture and commercialization of Auxilium's products or Auxilium's product candidates or to litigation and could have a material adverse effect on Auxilium's business.

If Auxilium's products or Auxilium's future products infringe the intellectual property of Auxilium's competitors or other third parties, Auxilium may be required to pay license fees or cease these activities and pay damages, which could significantly harm Auxilium's business.

        Even though Auxilium's products and Auxilium's product candidates may be covered by patents, they may nonetheless infringe the patents or violate the proprietary rights of third parties. In these cases, Auxilium may be required to obtain licenses to patents or proprietary rights of others in order to continue to sell and use Auxilium's products and develop and commercialize Auxilium's product candidates. Auxilium may not, however, be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if Auxilium were able to obtain rights to a third party's intellectual property, these rights may be non-exclusive, thereby giving Auxilium's competitors potential access to the same intellectual property.

        Third parties may assert patent or other intellectual property infringement claims against Auxilium, or Auxilium's licensors or collaborators, with respect to technologies used in Auxilium's products or Auxilium's potential product candidates. For example, Auxilium is aware of competing intellectual property relating to the TRT gel market. While Auxilium currently believes that it has freedom to operate in the TRT gel market, others may challenge Auxilium's position in the future. Any claims that might be brought against Auxilium relating to infringement of patents may cause us to incur significant expenses and, if successfully asserted against Auxilium, may cause Auxilium to pay substantial damages. Auxilium may not have sufficient resources to effectively litigate these claims. Even if Auxilium were to prevail, any litigation could be costly and time-consuming and could divert the attention of Auxilium's management and key personnel from business operations. In addition, any patent claims brought against Auxilium's licensors or collaborators could affect their ability to carry out their obligations to Auxilium.

        Furthermore, if a patent infringement suit were brought against Auxilium, or Auxilium's licensors or collaborators, the development, manufacture or potential sale of product candidates claimed to infringe a third party's intellectual property may have to cease or be delayed. Ultimately, Auxilium may be unable to commercialize one or more of Auxilium's product candidates, Auxilium's patent claims may be substantially limited or Auxilium may have to cease some portion of Auxilium's operations as a result of patent infringement claims, which could severely harm Auxilium's business.

Auxilium may have to engage in costly litigation to enforce or protect Auxilium's proprietary technology or to defend challenges to Auxilium's proprietary technology by Auxilium's competitors or collaborators, which may harm Auxilium's business, results of operations, financial condition and cash flow.

        The medical device and pharmaceutical fields are characterized by a large number of patent filings involving complex legal and factual questions, and, therefore, Auxilium cannot predict with certainty whether Auxilium's licensed patents will be enforceable. Competitors or collaborators may have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights related to products or processes that compete with or are similar to Auxilium's. Auxilium may not be aware of all of the patents potentially adverse to Auxilium's interests that may have been issued to others. Litigation may be necessary to protect Auxilium's proprietary rights, and Auxilium cannot be certain that it will have the required resources to pursue litigation or otherwise to protect Auxilium's proprietary rights.

        An adverse determination in any intellectual property litigation or interference or other post-grant review proceedings could prohibit Auxilium from selling a product or service, subject Auxilium to significant immediate payments to third parties and require Auxilium to seek licenses from third parties. The costs associated with these license arrangements may be significant and could include substantial up-front payments and ongoing royalties. Furthermore, the necessary licenses may not be available to Auxilium on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent Auxilium from manufacturing and selling a product or service.

        Competitors or collaborators may infringe Auxilium's patents or successfully avoid them through design innovation. Some companies in the medical device industry have employed intellectual property litigation in an attempt to gain a competitive advantage. To prevent infringement or unauthorized use, Auxilium may need to file infringement lawsuits, which are expensive and time-consuming. In any such proceeding, a court may decide that a patent of Auxilium's or one that Auxilium has licensed is not valid or is unenforceable, may narrowly interpret Auxilium's patent claims or may refuse to stop the other party from using the technology at issue on the grounds that Auxilium's patents do not cover its technology.

        Auxilium is currently party to patent infringement litigations against each of Upsher-Smith and Actavis relating to Upsher-Smith's and Actavis' respective intentions to market a different version of Testim via an ANDA approval pathway prior to the expiration of the patents listed in the Orange Book covering Testim. Also, in December 2013, Upsher-Smith obtained a summary judgment against Auxilium in the Delaware Upsher-Smith 505(b)(2) Litigation with respect to its 505(b)(2) NDA seeking approval from the FDA to market a competing testosterone gel product listing Testim as the reference listed drug prior to expiration of the same patents and has now launched its branded TRT gel product, Vogelxo, and an authorized generic of Vogelxo.

        An adverse impact in the Delaware Upsher-Smith ANDA Litigation, the Actavis Litigation, or any other such legal action, could result in one or more generic or branded generic versions of Testim being launched in the U.S. immediately after such adverse outcome and before the expiration of the last to expire of the 10 Orange Book patents relating to Testim in January 2025. Now that Upsher-Smith has prevailed in the Delaware Upsher-Smith 505(b)(2) NDA Litigation, it has launched Vogelxo and an authorized generic of its FDA-approved testosterone gel product, Vogelxo using Testim as the reference drug. Auxilium has filed a Notice of Appeal in the Delaware Upsher-Smith 505(b)(2) Litigation and expects the oral hearing to take place in the near future. It is unclear whether the approved Upsher-Smith product will receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it will receive a different rating to, and perhaps not be freely substitutable for, Testim. The Upsher-Smith product, whatever the rating, could have a materially adverse impact on Auxilium's TRT gel revenues, but Auxilium believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on Auxilium's TRT gel revenues. The Upsher-Smith product or the introduction of a generic or different version of Testim at any time, whatever the rating, or the introduction of a generic or different version of AbbVie's AndroGel franchise (which could be on or before August 2015) could significantly and potentially permanently reduce the revenue Auxilium derives from TRT gel. A significant reduction in Auxilium's TRT gel revenue could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, Auxilium's liquidity and net working capital and could materially and adversely affect Auxilium's ability to execute on Auxilium's short and long-term business plans.

Risks Related to Healthcare Reform

Legislative or regulatory reform of the healthcare system may affect Auxilium's ability to sell Auxilium's products profitably, may increase competition and may increase governmental oversight and compliance costs.

        In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare systems in ways that could impact Auxilium's ability to sell Auxilium's products profitably. In March 2010, PPACA and the associated reconciliation bill became law (collectively, the "Healthcare Reform Law"), and it includes a number of healthcare reform provisions and requires most U.S. citizens to have health insurance. Effective January 1, 2010, the Healthcare Reform Law increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or "donut hole". The Healthcare Reform Law also revised the definition of "average manufacturer price" for reporting purposes (effective October 1, 2010), which could increase the amount of Auxilium's Medicaid drug rebates to states. The Healthcare Reform Law also imposed annual fees on companies that manufacture or import branded prescription drug and biological products, which began in 2011. Substantial new provisions affecting compliance were also added, which may require Auxilium to modify its business practices with healthcare practitioners.

        In addition, the Healthcare Reform Law included provisions covering biological product exclusivity periods and a specific reimbursement methodology for biosimilars. As a new biological product, Auxilium expects that XIAFLEX will be eligible for 12 years of marketing exclusivity from the date of its approval by the FDA (although this is subject to change as the regulations are enacted). The Healthcare Reform Law also established an abbreviated licensure pathway for products that are biosimilar to or interchangeable with FDA-approved biological products, such as XIAFLEX. As a result, Auxilium could face competition from other pharmaceutical companies that develop biosimilar versions of Auxilium's biological product XIAFLEX that do not infringe Auxilium's patents or other proprietary rights.

        The full effects of the Healthcare Reform Law cannot be known until these provisions are fully implemented and CMS and other federal and state agencies issue applicable regulations or guidance. Furthermore, legislation repealing, replacing or modifying all or part of the Healthcare Reform Law may be enacted or courts may issue rulings suspending, interpreting or otherwise affecting all or part of the Healthcare Reform Law, and these changes could significantly alter any advantages or disadvantages to Auxilium currently stemming from the Healthcare Reform Law. Specifically, any repeal or modification of the exclusivity for biological products could have an adverse effect on Auxilium's business. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of Auxilium's products.

        The cost of pharmaceuticals and medical devices continues to generate substantial governmental interest. Auxilium expects to experience pricing pressures in connection with the sale of Auxilium's products due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. Auxilium's results of operations could be adversely affected by current and future healthcare reforms.

        The PPACA was enacted in March 2010. Under the PPACA, beginning in 2013, medical device manufacturers will pay a 2.3% excise tax on U.S. sales of certain medical devices. Currently, Actient's medical device, Osbon ErecAid, will likely be considered exempt from the medical device excise tax under the "retail exemption" for devices generally purchased by the public at retail for individual use by non-medical professional customers and in a home setting. If the retail exemption is eliminated or modified, Actient's medical device may be subject to the excise tax.

        Lastly, the Healthcare Reform Law provisions known as the "Physicians Payments Sunshine Act" require reporting to the federal government of all transfers of value that Auxilium makes to physicians and teaching hospitals, including honoraria, consulting fees, payment for research, gifts, speakers' fees, entertainment, meals, travel, lodging, education and royalties. Required data submission includes a recipient's name, address, medical specialty, amount received, date of payment, type of payment (cash, stock, items, or services), and if the payment is related to a specific drug or medical product. Several states currently have similar laws and more states may enact similar legislation. Reporting and potential public disclosure of these expenses may make it more difficult to recruit physicians for assistance with activities that would be helpful or necessary to Auxilium's business. In addition, there are significant civil penalties associated with errors or omissions in a company's data reporting. Tracking and reporting the required expenses has resulted in considerable expense.

Risks Related to Compliance and Data Security

Auxilium's corporate compliance program cannot guarantee that Auxilium is in compliance with all potentially applicable regulations.

        Auxilium is a relatively small company and Auxilium relies heavily on third parties to conduct many important functions. As a biopharmaceutical and now medical device company, Auxilium is subject to a large body of legal and regulatory requirements. Auxilium is also subject to a new regulatory regime with respect to Auxilium's medical device products, with which Auxilium does not have experience, as a consequence of Auxilium's acquisition of Actient. In addition, as a publicly traded company Auxilium is subject to significant regulations, some of which have either only recently been adopted or are currently proposals subject to change. Auxilium cannot give assurances that Auxilium is or will be in compliance with all potentially applicable laws and regulations. Auxilium cannot verify that the past procedures, programs, and polices of Actient or its subsidiaries were compliant with all potentially applicable laws and regulations. Any such past compliance failures could increase the costs of the Actient acquisition and adversely affect Auxilium's operations and revenues. Failure to comply with all potentially applicable federal, state, and foreign laws and regulations could lead to the imposition of fines, result in Auxilium's exclusion from participation in state and federal healthcare programs, cause the value of Auxilium's common stock to decline, impede Auxilium's ability to raise capital or lead to the de-listing of Auxilium's stock.

If Auxilium fails to comply with applicable requirements of the Health Insurance Portability Accountability Act of 1996, as amended ("HIPAA") and the HIPAA regulations or state health information privacy or identity theft laws with respect to its durable medical equipment ("DME") supplier business, Auxilium could be subject to significant monetary penalties and loss of reputation, which could have a material adverse effect on Auxilium.

        The Administrative Simplification provisions of HIPAA, directed the Secretary of HHS to promulgate regulations establishing protections for the privacy and security of individually identifiable health information, known as "protected health information." The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of protected health information. The HIPAA security regulations establish minimum standards for the protection of protected health information that is stored or transmitted electronically. The breach notification regulations require that certain notifications be made to individuals, to HHS and potentially to the media in the event of breaches of the privacy of protected health information. Violations of the HIPAA regulations are punishable by civil and criminal penalties.

        The Health Information Technology for Economic and Clinical Health Act ("HITECH"), part of the American Recovery and Economic Reinvestment Act of 2009, contained significant changes to HIPAA, including major changes to the enforcement provisions. Among other things, HITECH significantly increased the amount of civil monetary penalties that can be imposed for violations of HIPAA. HITECH also authorized state attorneys general to bring civil enforcement actions under

HIPAA. These enhanced penalties and enforcement provisions went into effect immediately upon enactment of HITECH. A number of HITECH's changes to HIPAA required the issuance of implementing regulations by HHS. The breach notification regulations were promulgated as a result of HITECH. In addition, on January 25, 2013, the HHS Office for Civil Rights ("OCR") published a comprehensive set of final regulations designed to implement a number of the HITECH changes and to make other changes to the HIPAA regulations. The new regulations required compliance by September 23, 2013.

        The changes to HIPAA enacted as part of HITECH reflect a Congressional intent that HIPAA's privacy and security provisions be more strictly enforced. It is likely that these changes will stimulate increased enforcement activity and enhance the potential that health care providers will be subject to financial penalties for violations of HIPAA.

        In addition to the federal HIPAA regulations, most states also have laws that protect the confidentiality of health information. Also, in response to concerns about identity theft, many states have adopted so-called "security breach" notification laws that may impose requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers, and that impose an obligation to notify persons when their personal information has or may have been accessed by an unauthorized person. Some state security breach notification laws may also impose physical and electronic security requirements. Violation of state security breach notification laws can trigger significant monetary penalties. Auxilium, through its acquisition of Actient's DME supplier business, is subject to HIPAA and the HIPAA regulations and may be subject to the foregoing fines and penalties, which may be significant.

Auxilium's controls over external financial reporting may fail or be circumvented.

        Auxilium regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies. In addition, Auxilium is required under the Sarbanes-Oxley Act of 2002, as amended, to report annually on Auxilium's internal control over financial reporting. If Auxilium, or its independent registered public accounting firm, determine that Auxilium's internal control over financial reporting is not effective, this shortcoming could have an adverse effect on Auxilium's business and financial results and the price of Auxilium's common stock could be negatively affected. This reporting requirement could also make it more difficult or more costly for Auxilium to obtain certain types of insurance, including director and officer liability insurance, and Auxilium may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulation concerning control and procedures could have a material effect on Auxilium's business, results of operations and financial condition. The impact of these events could also make it more difficult for Auxilium to attract and retain qualified persons to serve on Auxilium's Board of Directors, Auxilium's Board committees and as executive officers.

Auxilium could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws, false claims laws and federal and state anti-referral laws.

        Auxilium is subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, Department of Defense and Veterans' health programs. To date, Auxilium has not been challenged by a governmental authority under any of these laws.

        However, because of the far-reaching nature of these laws, Auxilium may be required to alter one or more of Auxilium's practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on Auxilium's business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, Auxilium may have to change Auxilium's business practices or Auxilium's existing business practices could be challenged as unlawful, which could have a material adverse effect on Auxilium's business, financial condition and results of operations.

        Auxilium could become subject to false claims litigation under federal or state statutes, which can lead to civil monetary penalties, criminal fines and imprisonment, and/or exclusion from participation in federal health care programs. These false claims statutes include the federal False Claims Act, which allows any person and/or the government to bring suit alleging the false or fraudulent submission of claims for payment under federal programs or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like Auxilium may have to defend a false claim action. Auxilium could also become subject to similar false claims litigation under state statutes. If Auxilium must defend any such action and/or if Auxilium is unsuccessful in defending any such action, such action may have a material adverse effect on Auxilium's business, financial condition and results of operations.

        Auxilium is required to report pricing information to the Federal and state governments as part of Auxilium's participation in programs such as the Medicaid Drug Rebate Program, Medicare Part B, and programs run by the Public Health Service, and the Department of Defense. If these reports are not filed in a timely and accurate fashion, Auxilium could be subjected to fines and liability under the False Claims Act.

        Auxilium also become subject to liability arising from Actient's role as a DME supplier, notwithstanding the fact that Auxilium is no longer a DME supplier since it outsourced these activities. DME suppliers are subject to the Stark Law (i.e., the physician self-referral law), the Anti-Kickback Statute, the False Claims Act, and other federal healthcare program fraud and abuse laws, other federal healthcare program laws that regulate DME suppliers specifically, and federal and state privacy laws. Violations of these laws can result in significant penalties. Auxilium also may be liable to third-party payors, including Medicare, Medicaid and other federal healthcare programs, for repayment of overpayments of claims for DME products that are asserted by such payors or their contractors, or Auxilium may incur expenses appealing any such overpayment determinations. For example, Auxilium has been subject to Zone Program Integrity ("ZPIC") audits in connection with Auxilium's and Actient's sales of ErecAid and such audits have resulted in reimbursement payments by Auxilium to Medicare. Future ZPIC audits could result in additional and higher reimbursement payment obligations by Auxilium.

Auxilium's medical device business faces periodic and routine reviews, audits and investigations under Auxilium's contracts with Federal and state government agencies and private payors, and these audits could have adverse findings that may negatively impact Auxilium's business.

        As a result of Auxilium's participation in the Medicare and Medicaid programs, Auxilium's medical device business is subject to various governmental reviews, audits and investigations to verify Auxilium's compliance with these programs and applicable laws and regulations. Auxilium's medical device business is also subject to audits under various government programs, including the Recovery Audit Contractor ("RAC") and ZPIC programs, in which third party firms engaged by CMS conduct extensive reviews of claims data and medical and other records to identify potential improper payments under the Medicare program for Auxilium's devices. Private pay sources also reserve the right to conduct audits. If billing errors are identified in the sample of reviewed claims, the billing error can be extrapolated to all claims filed which could result in a larger overpayment than originally identified in the sample of reviewed claims. Auxilium's costs to respond to and defend reviews, audits and investigations may be significant. Moreover, an adverse review, audit or investigation could result in:

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  required refunding or retroactive adjustment of amounts Auxilium has been paid for Auxilium's medical devices pursuant to the Federal or state programs or from private payors;

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  state or Federal agencies imposing fines, penalties and other sanctions on Auxilium;

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  loss of Auxilium's right to participate in the Medicare program, state programs, or one or more private payor networks; or

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  damage to Auxilium's business and reputation in various markets.

        These results could have a material adverse effect on Auxilium's business and consolidated financial condition, results of operations and cash flows.

Auxilium faces risks associated with having foreign operations, including compliance with applicable foreign laws and regulations.

        Auxilium is faced with increasingly complex standards for complying with foreign laws and regulations that may differ substantially from country to country and may conflict with corresponding U.S. laws and regulations. Auxilium may not be able to operate in, or maintain, compliance with foreign laws and regulations. In addition, there may be unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements, data privacy safeguards, financial reporting controls and procedures, and reimbursement procedures of which Auxilium may not become aware. Any changes to such regulatory requirements could require Auxilium to alter one or more of Auxilium's practices to maintain compliance, which could significantly increase Auxilium's costs and have a material adverse effect on Auxilium's business and Auxilium's ability to manufacture, market and sell Auxilium's products. If Auxilium does not comply with foreign laws and regulations it could be faced with significant penalties that could impose considerable costs on Auxilium or prevent it from operating in those jurisdictions, either of which could have an adverse effect on Auxilium's business operations, financial condition and results of operations.

Auxilium may be exposed to liability claims associated with the use of hazardous materials and chemicals.

        Auxilium's research and development activities and Auxilium's commercial TRT products involve the use of testosterone and large amounts of alcohol which are classified as hazardous materials and chemicals. In addition, Auxilium manufactures TESTOPEL at Auxilium's Rye, New York facility due to Auxilium's acquisition of Actient. XIAFLEX is a biologic product. Biologic products may present a manufacturing health hazard due to risk of infection with the bacterial cell line used to produce the product or with potential bacteriophage contamination with the fermentation. Although Auxilium believes that Auxilium's safety procedures for using, storing, handling, manufacturing and disposing of these materials comply with federal, state and local laws and regulations, Auxilium cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, Auxilium could be held liable for any resulting damages and any liability could materially adversely affect Auxilium's business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products may require us to incur substantial compliance costs that could materially adversely affect Auxilium's business and financial condition. To Auxilium's knowledge, Auxilium has not been the subject of any investigation by any agency or authority for failure to comply with any rules or regulations applicable to hazardous materials or chemicals. Auxilium does not maintain specific insurance for the handling of biological, hazardous and radioactive materials. Auxilium has contracts with third-party providers for the storage and disposal of hazardous waste and believe that any claims against us in these areas would be the responsibility of these third parties. However, Auxilium may be held responsible for these claims despite the fact that it has contracted with third parties for the storage and disposal of hazardous waste. If Auxilium is exposed to these types of claims, it could be held responsible for liabilities that exceed Auxilium's financial resources, which could severely affect Auxilium's operations.

Significant disruptions of information technology systems or breaches of information security could adversely affect Auxilium's business.

        Auxilium relies upon sophisticated information technology systems to operate Auxilium's business. In the ordinary course of Auxilium's business, Auxilium collects and stores sensitive data and confidential information, including Auxilium's intellectual property and proprietary business information, and that of Auxilium's suppliers, customers and business partners. The secure maintenance of this information is critical to Auxilium's operations and business strategy. Auxilium also uses Auxilium's technology to maintain Auxilium's manufacturing infrastructure to effectively manage and maintain Auxilium's inventory and internal reports, to manufacture and ship products and prepare timely invoices. Any failure, inadequacy, or interruption of that infrastructure or security lapse of that technology, including cybersecurity incidents could harm Auxilium's ability to operate Auxilium's business effectively.

        Despite Auxilium's security measures, Auxilium may be susceptible to third-party attacks on Auxilium's information security systems. Auxilium may also be vulnerable to breaches due to employee error, malfeasance or other disruptions. Any such breach or service disruption could compromise Auxilium's networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Such a breach or disruption could also affect Auxilium's ability to manage and maintain Auxilium's inventory and internal reports and result in delays in product fulfillment and reduced efficiency of Auxilium's operations. Any such attack, access, disclosure or other loss of information could result in significant financial, legal, business or reputational harm.

Risks Related to Auxilium's Financial Results, Auxilium's Need for Additional Financing and Auxilium's Stock Price

Auxilium has incurred significant losses since Auxilium's inception in July 1999 and, although Auxilium achieved initial year-end profitability for 2012, Auxilium may not remain profitable every quarter or every year.

        Prior to 2012, Auxilium has incurred significant losses since Auxilium's inception. As of December 31, 2013, Auxilium had an accumulated deficit of $340.2 million. Auxilium achieved initial year-end GAAP profitability for 2012 but did not maintain year-end GAAP profitability in 2013. Auxilium cannot be assured that it will achieve profitability in future quarters or years. If Auxilium fails to achieve or maintain profitability on a quarter-to-quarter or year-to-year basis, the value of Auxilium's common stock may decline substantially.

Auxilium's future results are unpredictable, and therefore, Auxilium's common stock is a highly speculative investment.

        Auxilium's future results are unpredictable and Auxilium's success is dependent upon many factors. Accordingly, Auxilium's stockholders and prospective stockholders must consider Auxilium's prospects in light of the risks and difficulties Auxilium may encounter. Auxilium's stock price may be volatile and Auxilium's stockholders may lose some or all of their investment. For the foreseeable future, if Auxilium is unable to grow sales of Auxilium's products and out-licensing revenues, Auxilium will be unable to increase Auxilium's revenues or maintain profitability and Auxilium may be forced to delay or change its current plans to develop Auxilium's product candidates.

Auxilium's results of operations and earnings may not meet guidance or expectations.

        Auxilium provides public guidance on Auxilium's expected results of operations for future periods. This guidance is comprised of forward-looking statements subject to risks and uncertainties, including the risks and uncertainties described in this joint proxy statement/prospectus and Auxilium's other public filings and public statements, and is based necessarily on assumptions Auxilium makes at the time we provide such guidance. Auxilium's actual results may not always be consistent with such guidance, especially in light of Auxilium's acquisition of Actient, with whose products Auxilium has limited experience, or with respect to volatile market conditions for TRT products, rendering it difficult to provide guidance. If, in the future, Auxilium's results of operations for a particular period do not meet Auxilium's guidance or the expectations of investment analysts or if Auxilium guidance is reduced for future periods, the market price of Auxilium's common stock could decline significantly.

Outstanding options and warrants could result in substantial dilution.

        As of June 30, 2014, options to purchase 7,720,218 shares of Auxilium's common stock were outstanding. In addition, as of June 30, 2014, a total of 3,675,919 stock options were available for grant under Auxilium's 2004 Equity Compensation Plan, amended and restated as of May 21, 2014. A total of 4,310,042 of the outstanding options were "in the money" and exercisable as of June 30, 2014. "In the money" means that the current market price of the common stock is above the exercise price of the shares subject to the option. In addition, Auxilium had 842,719 restricted stock units (including performance share units) outstanding as of June 30, 2014. The issuance of common stock upon the exercise of these options or the vesting of any restricted stock units could adversely affect the market price of the common stock or result in substantial dilution to Auxilium's existing stockholders.

        As part of the consideration delivered to Actient's shareholders, Auxilium issued warrants to purchase an aggregate of 1.25 million shares of Auxilium's common stock on April 26, 2013, at an exercise price of $17.80 per share. In connection with Auxilium's issuance of Auxilium's Convertible Senior Notes, Auxilium issued warrants to purchase 14.48 million shares of Auxilium's common stock at an exercise price of $27.36 per share. To the extent the warrants are exercised, additional shares of Auxilium's common stock will be issued that will be eligible for resale in the public market, which will result in dilution to Auxilium's security holders. The issuance of additional securities could also have an adverse effect on the market price of Auxilium's common stock.

If Auxilium's financial resources and sources of liquidity are not sufficient to satisfy Auxilium's liquidity requirements or fund Auxilium's anticipated operations, it may either need or choose to borrow money or issue additional equity or debt or it may be required to limit, scale back or cease Auxilium's operations.

        Based on Auxilium's current plans and expectations, Auxilium believes that its current financial resources and sources of liquidity will be adequate to fund Auxilium's anticipated operations for the next twelve months. Auxilium may elect to raise additional funds in order to enhance Auxilium's sales and marketing efforts for additional products Auxilium may license or acquire, commercialize any product candidates that receive regulatory approval, enhance Auxilium's ability to acquire businesses or companies or acquire or in-license approved products or product candidates or technologies for development, and to maintain adequate cash reserves to minimize financial market fundraising risks. If additional funds are required, Auxilium may raise such funds from time to time through public or private sales of equity or debt securities or from bank or other loans. Financing may not be available on acceptable terms, or at all, and Auxilium's failure to raise capital when needed could materially adversely impact Auxilium's growth plans and Auxilium's financial condition or results of operations. Additional equity financing, if available, may be dilutive to the holders of Auxilium's common stock and may involve significant cash payment obligations and covenants that restrict Auxilium's ability to operate Auxilium's business. If Auxilium is unable to obtain this additional financing, it may be required to:

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  reduce the size or scope, or both, of Auxilium's sales and marketing efforts for Auxilium's current products or any of Auxilium's future products;

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  delay or reduce the scope of, or eliminate one or more of Auxilium's planned development, commercialization or expansion activities;

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  seek collaborators for Auxilium's product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and/or

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  relinquish, license or otherwise dispose of rights to technologies, product candidates or products that it currently markets or would otherwise seek to develop or commercialize itself on terms that are less favorable than might otherwise be available.

Auxilium may become subject to stockholder activism efforts that each could cause material disruption to Auxilium's business.

        Certain influential institutional investors and hedge funds have taken steps to involve themselves in the governance and strategic direction of certain companies due to governance or strategic related disagreements between such companies and such stockholders. If Auxilium becomes subject to such stockholder activism efforts, it could result in substantial costs and a diversion of management's attention and resources, which could harm Auxilium's business and adversely affect the market price of Auxilium's common stock.

Provisions in Auxilium's certificate of incorporation and bylaws and under Delaware law may prevent or frustrate a change in control in management that stockholders believe is desirable.

        Provisions of Auxilium's certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which Auxilium stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by Auxilium's stockholders to replace or remove Auxilium's management. These provisions include:

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  limitations on the removal of directors;

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  advance notice requirements for stockholder proposals and nominations;

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  the inability of stockholders to act by written consent or to call special meetings; and

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  the ability of Auxilium's Board of Directors to designate the terms of, and issue, new series of preferred stock without stockholder approval, which could be used to institute a rights plan that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by Auxilium's Board of Directors.

        The affirmative vote of the holders of at least two-thirds of Auxilium's shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of Auxilium's certificate of incorporation. In addition, absent approval of Auxilium's Board of Directors, Auxilium's bylaws may only be amended or repealed by the affirmative vote of the holders of at least two-thirds of Auxilium's shares of capital stock entitled to vote.

        In addition, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of Auxilium's voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of Auxilium.

Conversion of the Convertible Senior Notes may result in dilution to existing stockholders or a negative impact on liquidity.

        On June 27, 2014, Auxilium provided a notice to the trustee for the Convertible Senior Notes and the holders of the Convertible Senior Notes that, in connection with the merger, the Convertible Senior Notes may be surrendered for conversion from the date that is 70 scheduled trading days prior to the anticipated effective date of the merger until the date that is 35 trading days after the actual effective date of the merger. In addition, the Convertible Senior Notes may again become convertible after the expiration of such period in accordance with their terms, and will be convertible on or after January 15, 2018 until maturity (July 15, 2018). Upon consummation of the merger, holders of the Convertible Senior Notes will be entitled to convert their notes into the number of common shares of New Auxilium they would have received if they had converted the notes into Auxilium common stock immediately prior to the merger. If one or more holders elect to convert their Convertible Senior Notes, unless Auxilium elects to satisfy Auxilium's conversion obligation by delivering solely shares of Auxilium's common stock, Auxilium would be required to make cash payments to satisfy all or a portion of Auxilium's conversion obligation based on the applicable conversion rate. If Auxilium is unable to satisfy any portion of such obligation, Auxilium would be in default. In addition, the expenditure of cash to satisfy such obligation could adversely affect Auxilium's liquidity. In addition, even if holders do not elect to convert their Convertible Senior Notes, Auxilium could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Senior Notes as a current rather than long-term liability, which could result in a material reduction of Auxilium's net working capital.

Provisions in the indenture for the Convertible Senior Notes may deter or prevent a business combination.

        If a fundamental change occurs prior to the maturity date of the Convertible Senior Notes, holders of the Convertible Senior Notes will have the right, at their option, to require Auxilium to repurchase all or a portion of their Convertible Senior Notes. In addition, if a fundamental change occurs prior to the maturity date of Convertible Senior Notes, Auxilium will in some cases be required to increase the conversion rate for a holder that elects to convert its Convertible Senior Notes in connection with such fundamental change. In addition, the indenture for the Convertible Senior Notes prohibits Auxilium from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes Auxilium's obligations under the Convertible Senior Notes. These and other provisions could prevent or deter a third party from acquiring Auxilium even where the acquisition could be beneficial to Auxilium's stockholders.

The convertible note hedge and warrant transactions Auxilium entered into in connection with Auxilium's Convertible Senior Notes issuance may affect the trading price of Auxilium's common stock.

        In connection with Auxilium's offering of the Convertible Senior Notes, Auxilium entered into convertible note hedge transactions with four financial institutions, or the hedge counterparties. Auxilium entered into these convertible note hedge transactions with the expectation that they will reduce the potential dilution to Auxilium's common stock and/or offset potential cash payments in excess of the principal amount of the Convertible Senior Notes, as the case may be, upon conversion of the Convertible Senior Notes. In the event that the hedge counterparties fail to deliver shares to Auxilium or potential cash payments, as the case may be, as required under the convertible note hedge documents, Auxilium would not receive the benefit of such transactions. Separately, Auxilium also entered into warrant transactions with the hedge counterparties. The warrant transactions could separately have a dilutive effect from the issuance of common stock pursuant to the warrants.

        In connection with hedging these transactions, the hedge counterparties and/or their affiliates may enter into various derivative transactions with respect to Auxilium's common stock, and may enter into, or may unwind, various derivative transactions and/or purchase or sell Auxilium's common stock or other securities of Auxilium's in secondary market transactions prior to maturity of the Convertible

Senior Notes (and are likely to do so during any conversion period related to any conversion of the Convertible Senior Notes). These activities could have the effect of increasing or preventing a decline in, or could have a negative effect on, the value of Auxilium's common stock and could have the effect of increasing or preventing a decline in the value of Auxilium's common stock during any cash settlement averaging period related to a conversion of the Convertible Senior Notes.

        In addition, Auxilium intends to exercise options under the convertible note hedge transactions whenever the Convertible Senior Notes are converted. Depending upon the method Auxilium elect to exercise such options, in order to unwind its hedge position with respect to the options Auxilium exercise, the hedge counterparties and/or their affiliates may sell shares of Auxilium's common stock or other securities in secondary market transactions or unwind various derivative transactions with respect to Auxilium's common stock during the cash settlement averaging period for the converted Convertible Senior Notes. The effect, if any, of any of these transactions and activities on the trading price of Auxilium's common stock or the Convertible Senior Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of Auxilium's common stock and the value of the Convertible Senior Notes. The derivative transactions that the hedge counterparties and/or their affiliates expect to enter into to hedge these transactions may include cash-settled equity swaps referenced to Auxilium's common stock. In certain circumstances, the hedge counterparties and/or their affiliates may have derivative positions that, when combined with the hedge counterparties' and their affiliates' ownership of Auxilium's common stock, if any, would give them economic exposure to the return on a significant number of shares of Auxilium's common stock. In the event that the hedge positions were unwound, Auxilium stockholders could face dilution at a lower price than would otherwise be the case with the hedge positions in place.

The accounting method for convertible debt securities that may be settled in cash, such as the Convertible Senior Notes, is the subject of recent changes that could have a material effect on Auxilium's reported financial results.

        In May 2008, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement), which has subsequently been codified as Accounting Standards Codification 470-20, Debt with Conversion and Other Options, which we refer to as ASC 470-20. Under ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the Convertible Senior Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of ASC 470-20 on the accounting for the Convertible Senior Notes is that the equity component is required to be included in the additional paid-in capital section of stockholders' equity on Auxilium's consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the Convertible Senior Notes . As a result, Auxilium will be required to record a greater amount of non-cash interest expense in current periods presented as a result of the amortization of the discounted carrying value of the Convertible Senior Notes to their face amount over the term of the Convertible Senior Notes. Auxilium will report lower net income in Auxilium's financial results because ASC 470-20 requires interest to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect Auxilium's reported or future financial results, the trading price of Auxilium's common stock and the trading price of the Convertible Senior Notes.

        In addition, convertible debt instruments (such as the Convertible Senior Notes) that may be settled entirely or partly in cash are, where the issuer has the intent and policy to settle such instruments partly in a cash amount equal to the principal amount, currently accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of the Convertible Senior Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the Convertible Senior Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of shares of common stock that would be necessary to settle such excess, if Auxilium elected to settle such excess in shares, are issued. Auxilium cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method. If Auxilium is unable to use the treasury stock method in accounting for the shares issuable upon conversion of the Convertible Senior Notes, then Auxilium's diluted earnings per share would be adversely affected.

Issuances of Auxilium's common stock upon settlement of the conditional conversion feature of the Convertible Senior Notes would be dilutive to common stockholders, and could lower the market price for Auxilium's common stock.

        A substantial number of shares of Auxilium's common stock are reserved for issuance upon conversion of the Convertible Senior Notes. If the Convertible Senior Notes are converted or if Auxilium settles the Convertible Senior Notes in shares, there would be an issuance of substantial amounts of common stock, which could be dilutive to common stockholders and could adversely affect the trading price of Auxilium's common stock. Auxilium cannot predict the size of future issuances or the effect, if any, that they may have on the market price for Auxilium's common stock. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the market price of Auxilium's common stock and impair Auxilium's ability to raise capital through the sale of additional equity securities.

Restrictive covenants in the Credit Agreement or in any potential amendment to the Credit Agreement or in any credit agreement contemplated by the DB facility commitment letter may adversely affect the combined company.

        Auxilium will be required to comply with operating and financing restrictions set forth in its Credit Agreement, any potential amendment to the Credit Agreement or in any new credit agreement entered into in connection with the DB facility commitment letter. Auxilium may also have similar restrictions with any future debt. These restrictions affect, and in many respects limit or prevent Auxilium from:

  •
  incurring additional indebtedness;

  •
  incurring liens;

  •
  merging or consolidating with or into other companies or selling substantially all Auxilium's assets;

  •
  selling assets;

  •
  making restricted payments, including dividends or other distributions;

  •
  making investments, including joint venture and partnership investments;

  •
  repurchasing Auxilium's debt and Auxilium's capital stock; and

  •
  entering into transactions with affiliates.

        Under the Credit Agreement, Auxilium is required to make regularly scheduled quarterly payments and payments from excess positive cash flow, if any, and other mandatory payments upon the occurrence of certain events, including the issuance of debt, the sale of assets and the receipt of condemnation or casualty proceeds, in each case subject to certain limitations and conditions set forth in the Credit Agreement.

        The foregoing restrictions or any other restrictions or covenants in any potential amendment to the Credit Agreement or the DB facility could limit the ability of Auxilium to plan for, or react to, market conditions or meet extraordinary capital needs or otherwise could restrict its activities. These restrictions could also adversely affect the ability of Auxilium to finance future operations, capital needs or engage in other business activities that would be in Auxilium's interest.

Downgrades by credit rating agencies of Auxilium or its debt could affect Auxilium's ability to access future borrowings and could adversely affect Auxilium's business plans and Auxilium's stock price.

        Both Auxilium and its debt are rated by credit ratings agencies. These agencies may downgrade Auxilium's rating at any time. Any downgrade of Auxilium or its debt could limit or eliminate its ability to access the debt markets for additional financing and adversely affect Auxilium's business plans. In addition, any such downgrade could have a negative impact on Auxilium's share price. Furthermore, the credit rating for New Auxilium following completion of the merger may be less than expected.

Additional Risk Factors Related to QLT

        QLT's business is, and will continue to be, subject to the following additional risks. Following completion of the merger, New Auxilium will be subject to many of the same risks.

QLT's strategic restructuring may not result in anticipated savings, could result in total costs and expenses that are greater than expected, could make it more difficult to attract and retain qualified personnel and may disrupt its operations, each of which could have a material adverse effect on QLT's business.

        In connection with QLT's strategic restructuring, in 2012 QLT implemented a significant reduction in its work force, followed by additional reductions in 2013 and 2014. The cumulative cost of the restructuring to date is $19.6 million.

        QLT may not realize in full the anticipated benefits, savings and improvements in its cost structure from its restructuring efforts due to unforeseen difficulties, delays, disruptions or unexpected costs. For example, the departure of several members of senior management from 2012 to 2014 may be disruptive to daily operating activities or the execution of short and long term corporate strategies; cost saving measures may distract remaining and new management from QLT's remaining business; damage to QLT's reputation or branding; or yield unanticipated consequences, such as attrition beyond planned workforce reductions, increased difficulties in day-to-day operations, deficiencies in internal controls, reduced employee productivity and deterioration of employee morale. QLT's workforce reductions could also harm its ability to attract and retain qualified management, and scientific and other personnel who are critical to QLT's business. Any failure to attract or retain key personnel, could result in unexpected delays in the development of QLT's synthetic oral retinoid program, QLT091001, or could otherwise negatively impact QLT's business. As a result, these factors may adversely impact QLT's business and result of operations.

        Although QLT believes it is necessary to reduce the cost of operations to improve performance, these initiatives may preclude QLT from taking actions or making investments that could improve its competitiveness over the longer term. QLT cannot guarantee that the cost reduction measures, or other measures taken in the future, will result in the expected cost savings, or that any cost savings will be unaccompanied by these or other unintended consequences.

QLT no longer generates revenues from continuing operations and continues to incur operating expenses. In order to fund its operations, QLT may need additional capital in the future, and QLT's prospects for obtaining it are uncertain.

        Although QLT's divestment of non-core assets in 2008 and 2009 and QLT's sale of the assets related to Visudyne® in September 2012 and QLT's assets related to QLT's PPDS Technology in April 2013 generated significant cash, QLT no longer generates revenues from the sale of products and QLT will not generate any revenues from its products in development until such time, if ever, that they are approved for sale. In June 2013, QLT completed a special cash distribution to QLT's shareholders in the amount of $200.0 million, by way of a reduction of paid-up capital of QLT's common shares, which has significantly reduced QLT's cash resources. Going forward QLT will continue to incur operating expenses and, as a result, may not be able fund QLT's operations or any anticipated growth beyond the near term. Insufficient funds may require QLT to delay, scale back, or eliminate some or all of QLT's activities or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than QLT would otherwise choose, and, if QLT is unable to obtain additional funding, may adversely affect QLT's ability to operate as a going concern. The amount required to fund QLT's operating expenses will depend on many factors, including the success of QLT's research and development programs, the extent and success of any collaborative research arrangements, and the results of product, technology or other acquisitions or business combinations. QLT could seek additional funds in the future from a combination of sources, including out-licensing, joint development, sale of assets and other financing arrangements. In addition, QLT may issue debt or equity securities if QLT determines that additional cash resources could be obtained under favorable conditions or if future development funding requirements cannot be satisfied with available cash resources. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit and the availability of credit to QLT's industry, the volume of trading activities, QLT's credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of QLT's long-term or short-term financial prospects if QLT incurs large investment losses or if the level of QLT's business activity decreases due to a market downturn. Disruptions, uncertainty or volatility in the capital and credit markets may also limit QLT's access to capital required to operate QLT's business. As a result of any or all of these factors, QLT may not be able to successfully obtain additional financing on favourable terms, or at all.

A portion of the consideration related to the sale of QLT's Visudyne business and PPDS Technology in 2012 and 2013 in connection with QLT's strategic restructuring is contingent upon the occurrence of certain milestones and other events. If QLT does not receive all or a material portion of these funds it may adversely impact QLT's financial condition and results of operations.

        Under QLT's asset purchase agreement with Valeant pursuant to which QLT sold its Visudyne business to Valeant, QLT is entitled to receive up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million for sales of Visudyne outside of the United States by Novartis and a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the FDA. Additionally, QLT is entitled to receive up to $5.0 million upon receipt of the registration required for the commercial sale of the Qcellus laser in the U.S. (the "Laser Earn-Out Payment"). On September 26, 2013, the FDA approved the premarket approval application ("PMA") supplement for the Qcellus laser and QLT has invoiced Valeant for the $5.0 million Laser Earn-Out Payment. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with respect to the Qcellus laser. While QLT believes that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and QLT may have difficulty collecting the Laser Earn-Out Payment in full.

        Under QLT's asset purchase agreement with Mati Therapeutics Inc ("Mati") pursuant to which QLT sold its PPDS Technology to Mati, it is eligible to receive potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales.

        With respect to Visudyne, as well as any future products resulting from the PPDS Technology, QLT's success depends on the success of third parties to market these products. For example, under the Visudyne asset purchase agreement, the contingent consideration depends on the sales of Visudyne outside of the United States, which is the responsibility of Novartis. Consequently, a portion of QLT's income depends on the efforts of Novartis to market and sell Visudyne outside the U.S. and on the efforts of Valeant to collect royalties due to it from Novartis. To the extent such third parties do not perform adequately, or do not comply with applicable laws or regulations in performing their obligations, QLT's income may be adversely affected.

        QLT's receipt of contingent consideration may also be adversely affected by, among other things:

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  lower than expected Visudyne sales;

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  product manufacturing or supply interruptions or recalls;

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  the development of competitive products, including generics, by other companies that compete with Visudyne;

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  marketing or pricing actions by competitors or regulatory authorities;

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  changes in foreign exchange rates;

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  changes in the reimbursement or substitution policies of third-party payors;

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  changes in or withdrawal of regulatory approvals;

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  disputes relating to patents or other intellectual property rights;

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  the commercial efforts of Visudyne marketing licensees;

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  changes in laws or regulations that adversely affect the ability to market Visudyne;

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  decline in the commercial supply and technical support for laser light devices necessary to administer Visudyne therapy;

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  failure to receive the full Laser Earn-Out Payment related to the Qcellus laser, which is currently subject to a dispute with Valeant;

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  failure to develop and commercialize any new indications for Visudyne; and

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  failure or delay by Mati in obtaining regulatory approval and commercializing the products related to the PPDS Technology.

        If QLT does not ultimately receive all or a material portion of the consideration provided for under the asset purchase agreements due to the risks noted above or for any other reason, QLT's cash position will suffer.

QLT believes that it may be deemed a passive foreign investment company for the taxable year ended December 31, 2013, which could result in adverse United States federal income tax consequences to U.S. Holders and may deter certain U.S. investors from purchasing QLT's stock, which could have an adverse impact on QLT's stock price.

        Based on the price of QLT's common shares and the composition of QLT's assets, QLT believes that it may be deemed a "passive foreign investment company" ("PFIC") for United States federal income tax purposes for the taxable years ended December 31, 2008 through 2013. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either 75% or more of its gross income is "passive income" or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. There can be no assurance that QLT will not be treated as a PFIC for any taxable year.

        If New Auxilium was a PFIC for any taxable year during a U.S. Holder's holding period for New Auxilium common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders. See "Certain Tax Consequences of the Merger—Certain U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of New Auxilium Common Shares—Passive Foreign Investment Company Status" beginning on page 177.

QLT's success is dependent upon obtaining regulatory approval for QLT's product candidates for QLT091001. The regulatory approval process is costly and lengthy and QLT may not be able to successfully obtain all required regulatory approvals. If QLT fails to obtain all required regulatory approvals, QLT's business may suffer.

        As part of the regulatory approval process, QLT must conduct, at its own expense, preclinical studies and clinical trials on humans for each product candidate. Generally, in order to gain approval for a product, QLT must provide the FDA and other applicable regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of that product for the intended disease or condition applied for in the NDA or respective regulatory file. QLT expects the number and size of clinical trials that the regulatory authorities will require will vary depending on the product candidate, the disease or condition the product is being developed to address, the expected size of the patient population and regulations applicable to the particular product. The length of time necessary to complete clinical trials and to submit an application for marketing approval varies significantly and may be difficult to predict. Further, the approval procedure varies among countries and can involve different testing or data review. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage in QLT's clinical trials. Product candidates that appear promising in research or development may be delayed or fail to reach later stages of development or the market for several reasons, including:

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  preclinical studies may show the product to be toxic or lack efficacy in animal models;

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  the interim or final results of clinical trials are inconclusive, negative, or not as favorable as results of previous trials, or show the product candidate to be less safe or effective than desired;

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  patients die or experience adverse side effects or events for a variety of reasons, including those related to QLT's product candidates (whether administered in clinical trials or compassionate use programs) or due to the patient's advanced stage of disease or medical problems, which may or may not be related to QLT's product candidates;

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  the FDA, EMA or other regulatory authorities do not permit QLT to proceed with a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

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  QLT's trial design, although approved, is inadequate for demonstration of safety and/or efficacy;

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  the FDA, EMA or other regulatory authorities determine that any study endpoints used in clinical trials are not sufficient for movement into a next stage clinical trial or for product approval;

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  delay in or failure to enroll or retain a sufficient number of patients, or difficulty diagnosing, identifying and recruiting suitable patients, including, for example, due to the rarity of the disease being studied;

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  inability to attract or retain personnel with appropriate expertise;

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  third party clinical investigators do not perform QLT's clinical trials on QLT's anticipated schedule or consistent with the clinical trial protocol or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

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  difficulties formulating the product;

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  inability to manufacture sufficient quantities of the product candidate which conform to design and performance specifications;

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  QLT's clinical trial expenditures are constrained by QLT's budgetary considerations;

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  changes in governmental regulations, policies or administrative actions; or

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  regulatory inspections of QLT's clinical trials or manufacturing facilities, which may, among other things, require QLT to undertake corrective action or suspend or terminate QLT's clinical trials if inspectors find QLT not to be in compliance with regulatory requirements.

        For example, a significant challenge for QLT's clinical trials of QLT091001 for the treatment of LCA and RP has been and will likely continue to be patient recruitment due to the small population of patients with these conditions, and in particular with the specific genetic mutations causing LCA and RP QLT is currently investigating. The challenge in recruiting subjects from this small population is further exacerbated by the lack of public awareness of such conditions and resulting delay in (or lack of) available genetic testing and diagnosis. Further, patients may be discouraged from enrolling in QLT's clinical trials if the trial protocol requires them to undergo extensive procedures to assess the safety and effectiveness of QLT's products, or they may be persuaded to participate in contemporaneous trials of competitive products. Delay in, or failure of, enrolment of sufficient patients or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial. QLT's clinical trial costs will also increase if QLT has material delays in QLT's clinical trials for other reasons or if QLT needs to perform more or larger clinical trials than anticipated.

        From time to time, QLT engages in discussions with the FDA, EMA and other regulatory authorities to determine the regulatory requirements for QLT's development programs. These discussions may include deliberations on number and size of clinical trials, definition of patient population, study end points and safety. The final determination on these matters by the applicable regulatory authority may be difficult to predict, in particular where there are no approved precedents to establish drug development norms in a particular class of drug disease area, such as orphan drug development, and may be different, including more onerous, than QLT anticipated, which may delay, limit or prevent approval of QLT's product candidates.

        In addition, the FDA, EMA and other regulatory authorities have substantial discretion in deciding whether any of QLT's product candidates should be granted approval for the treatment of the particular disease or condition. Even if QLT believes that a clinical trial or trials has demonstrated the safety and efficacy of any of QLT's product candidates, the results may not be satisfactory to the regulator. Preclinical and clinical data can be interpreted by regulators in different ways, which could delay, limit or prevent regulatory approval of QLT's product candidates.

Even if regulatory authorities approve QLT's product candidates for the treatment of the diseases or conditions QLT is targeting, QLT's product candidates may not be marketed or commercially successful. If QLT's product candidates are not marketed or commercially successful, it would seriously harm QLT's ability to generate revenue.

        The successful commercialization of QLT's technology, and in particular QLT's synthetic retinoid, QLT091001, is crucial for QLT's success. Successful product commercialization in the pharmaceutical industry is highly uncertain and very few product commercialization initiatives or research and development projects progress through all phases of development and/or produce a successful commercial product. Even if QLT's products or product candidates are successfully developed, receive all necessary regulatory approvals and are commercially produced, there are number of risks and uncertainties involved in commercializing a product in this industry including the following:

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  negative safety or efficacy data from post-approval marketing experience or production-quality problems could cause sales of QLT's products to decrease or a product to be recalled;

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  negative safety or efficacy data from clinical studies conducted by any party could cause sales of QLT's products to decrease or a product to be recalled;

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  QLT may face significant or unforeseen difficulties or expenses in manufacturing QLT's products, which may only become apparent when scaling-up the manufacturing to commercial scale;

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  QLT may need to obtain licenses under third-party patents which can be costly, or may not be available at all;

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  QLT's intellectual property rights could be challenged by third parties or QLT could be found to be infringing on intellectual property rights of third parties;

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  small patient populations may impact distribution and marketing strategy, which may increase QLT's distribution, marketing and per-patient or per-treatment costs;

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  QLT may be unable to obtain or maintain sufficient market share at a price high enough to justify commercialization of the product; and

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  effectiveness of QLT's distribution and marketing strategy, including establishing and maintaining key relationships with distributors and suppliers.

        Numerous other factors may impact market acceptance and demand for QLT's products, including but not limited to:

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  size of the target populations for a product and ability to identify and reach such target populations with the product;

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  QLT's pricing decisions, including a decision to increase or decrease the price of a product, and the pricing decisions of QLT's competitors;

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  formulation of products in a manner in which they are marketable or subject to appropriate third-party coverage or reimbursement, or the inability to obtain appropriate third-party coverage or reimbursement for any other reason;

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  availability and rate of market penetration by competing products;

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  relative convenience and ease of administration;

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  perceived safety or efficacy relative to other available therapies, including efficacy data from clinical studies conducted by a party showing similar or improved treatment benefit at a lower dose or shorter duration of therapy; and

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  acceptance in the medical community and target patient populations to new products, treatment paradigms or standards of care.

If QLT is unsuccessful in dealing with any of these risks, or if QLT is unable to successfully commercialize QLT's product candidates for some other reason, it would seriously harm QLT's ability to generate revenue.

Product development is a long, expensive and uncertain process, and QLT may terminate one or more of QLT's development programs. If QLT terminates a development program or product candidate, or if QLT decides to modify or continue a development program that does not succeed, QLT's prospects may suffer and QLT may incur significant expenses that could adversely affect QLT's financial condition or results of operations.

        QLT may determine that certain programs or product candidates do not have sufficient potential to warrant the continued allocation of resources to them. Accordingly, QLT may elect to terminate or modify one or more of QLT's programs, which could include changing QLT's clinical or business model for further development, including by attempting to extract or monetize value from the program by either selling, out-licensing or potentially partnering part or all of the program. If QLT terminates and seeks to monetize part or all of a program in which QLT has invested significant resources, or QLT modifies a program and expend further resources on it, and subsequently fail to achieve QLT's intended goals, QLT's prospects may suffer, as QLT will have expended resources on a program that may not provide a suitable return, if any, on QLT's investment and QLT may have missed the opportunity to allocate those resources to potentially more productive uses. In addition, in the event of a termination of a product candidate or program, QLT may incur significant expenses and costs associated with the termination of the program, which could adversely affect QLT's financial condition or results of operations.

If QLT does not achieve QLT's projected development goals in the timeframes QLT expects and announces, marketing approval and commercialization of QLT's product candidates may be delayed and QLT's credibility may be adversely affected and, as a result, QLT's stock price may decline.

        For strategic and operational planning purposes, QLT estimates the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, QLT publicly announces the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to QLT's estimates, in many cases for reasons beyond QLT's control. If QLT does not meet these milestones as publicly announced, the market approval and commercialization of QLT's product candidates may be delayed and QLT's credibility may be adversely affected and, as a result, QLT's stock price may decline.

QLT's commercial success depends in part on QLT's ability and the ability of QLT's licensors to obtain and maintain patent protection on QLT's product candidates and technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others.

        QLT has applied for and continues to apply for patents for certain aspects of QLT's product candidates and technology. QLT may not be able to obtain patent protection on aspects of QLT's product candidates and technology. For example, while U.S. Patent No. 7,951,841 was issued on May 31, 2011 covering various methods of use of QLT 091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency until 2027, the molecule in QLT 091001 is not eligible for composition of matter protection in the U.S. or elsewhere because it was previously known in the scientific community. Therefore, QLT may not be able to prevent competitors from commercializing the molecule in QLT 091001 for the treatment of diseases that fall outside of the scope of QLT's patents protecting these methods.

        QLT's patent position and proprietary technologies are subject to certain risks and uncertainties. Although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to its validity or as to enforceability of its claims. Accordingly, there can be no assurance that QLT's patents will afford legal protection against competitors, nor can there be any assurance that the patents will not be infringed by others, nor that others will not obtain patents that QLT would need to license. In the United States, issued patent claims may be broadened, narrowed, otherwise amended, or even cancelled as a result of various post-issuance proceedings instituted by QLT or third parties at the United States Patent and Trademark Office. These proceedings include post-grant reviews, inter partes reviews, ex parte reexaminations, supplemental examinations, reissue applications, and challenges under the transitional program for covered business method patents. Further, at least some foreign jurisdictions in which QLT and QLT's licensors have filed patent applications also have procedures that allow for post-issuance challenges at the respective intellectual property or patent office of that jurisdiction. Such challenges may result in the broadening, narrowing, otherwise amending, or even cancellation of issued patent claims in those jurisdictions. Post-issuance challenges at patent offices in the United States or in foreign jurisdictions can be an alternative to, or in addition to, challenges made by third parties using the appropriate jurisdiction's judicial system. QLT's issued patents are subject to challenges through the judicial system of the appropriate jurisdiction.

        With respect to pending patent applications QLT owns or licenses, QLT does not know whether or not patent applications will result in issued patents. Securing patent protection for a product is a complex process involving many legal and factual questions. The patent applications that QLT and QLT's licensors have filed in the United States and elsewhere are at varying stages of examination, the timing of which is outside of QLT's control. Certain of these applications have not yet commenced examination in the United States Patent Office and other international patent offices, and QLT cannot predict the timing or results of such examinations. Further, because each country has its own requirements for determining patentable subject matter, the patent protection conferred by patent applications owned and licensed by QLT may result in varying scopes of protection, including but not limited to receiving no patent protection in some jurisdictions.

        Likewise, to the extent a preferred position is conferred by patents QLT own or license, upon expiry of such patents, or if such patents are successfully challenged, invalidated or circumvented, QLT's preferred position may be lost.

        Patents issued or licensed to QLT may be infringed by the products or processes of other parties. The cost of enforcing QLT's patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with QLT's normal operations.

        It is also possible that a court may find QLT to be infringing validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, QLT may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, QLT may need to materially alter QLT's processes, may be unable to launch a product or may lose the right to manufacture and sell a product entirely or for a period of time.

        Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to QLT's scientific and commercial success. Although QLT attempt to, and will continue to attempt to, protect QLT's proprietary information through reliance on trade secret laws and the use of confidentiality agreements with QLT's collaborators, contract manufacturers, licensees, clinical investigators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of or access to QLT's proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

If QLT fails to obtain or maintain orphan drug designation or other market exclusivity for QLT091001, QLT's competitive position may be harmed.

        Since the extent and scope of QLT's patent protection for QLT 091001 is limited, orphan drug designation is especially important for this product candidate. QLT 091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT or RPE65genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT 091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also covers QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT and RPE65 mutations ("IRD") including severe early childhood onset retinal dystrophy which disease QLT believes subsumes both LCA and RP. These designations provide market exclusivity in the applicable jurisdiction for seven years and 10 years, respectively, if a product is approved. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs.

        Additionally, upon FDA approval, QLT believes that the active pharmaceutical ingredient in QLT 091001 may qualify as a new chemical entity, or NCE, which provides for five years of exclusivity following approval. QLT intends to seek New Chemical Entity exclusivity; however, there is no assurance that QLT 091001 will qualify and gain the additional five-year exclusivity period, even if QLT 091001 is approved. QLT also plans to seek regulatory exclusivity for QLT 091001 in the EU; however, there can be no assurance that QLT will be successful in securing approval or regulatory exclusivity in the EU.

QLT may become involved in legal proceedings from time to time and if there is an adverse outcome in QLT's litigation or other legal actions, QLT's business may be harmed.

        QLT may become involved in legal actions in the ordinary course of QLT's business. Litigation may result in verdicts against QLT, including excessive verdicts, which may include a judgment with a significant monetary award, as occurred in 2008 in the litigation with Massachusetts Eye and Ear Infirmary, including the possibility of punitive damages, a judgment that certain of QLT's patent or other intellectual property rights are invalid or unenforceable and, as occurred in 2006 in the litigation with TAP Pharmaceuticals in the U.S., the risk that an injunction could be issued preventing the manufacture, marketing and sale of QLT's products that are the subject of the litigation.

        In addition, QLT may become involved in disputes or legal actions as a result of QLT's past strategic corporate restructurings. Under the strategic restructuring undertaken in 2008 and 2009, QLT divested Eligard (as part of the sale of QLT USA), Aczone® and Atrigel and sold the land and building comprising QLT's Canadian headquarters. Additionally, QLT sold all of QLT's assets related to Visudyne to Valeant pursuant to the terms of an asset purchase agreement, and QLT agreed to perform certain transition services for Valeant. Most recently, QLT entered into an asset purchase agreement in April 2013 with Mati pursuant to which QLT sold QLT's PPDS Technology to Mati. Transactions such as these may result in disputes regarding representations and warranties, indemnities, future payments or other matters, and QLT may not realize some or all of the anticipated benefits of these transactions. For example, QLT is currently in a disagreement with Valeant over whether QLT is entitled to the $5 million Laser Earn-Out Payment as a result of the FDA's approval of the premarket application supplement for the Qcellus laser. If QLT cannot favourably resolve this dispute, QLT may not receive all of the contingent consideration pertaining to regulatory approval of the Qcellus laser.

        If disputes are resolved unfavorably, QLT's financial condition and results of operations may be adversely affected. Additionally, any litigation, whether or not successful, may damage QLT's reputation. Furthermore, QLT will have to incur substantial expense in defending these lawsuits and the time demands of such lawsuits could divert management's attention from ongoing business concerns and interfere with QLT's normal operations.

        In addition, the testing, manufacturing, marketing and sale of human pharmaceutical products entail significant inherent risks of allegations of product liability. QLT's use of such products and medical devices in clinical trials exposes QLT to liability claims allegedly resulting from the use of these products or devices. These risks exist even with respect to those products or devices that are approved for commercial sale by the FDA or applicable foreign regulatory authorities and manufactured in facilities licensed and regulated by those regulatory authorities.

        QLT's current insurance may not provide coverage or adequate coverage against potential claims, losses or damages resulting from such litigation. QLT also cannot be certain that QLT's current coverage will continue to be available in the future on reasonable terms, if at all. If QLT were found liable for any claims in excess of QLT's coverage or outside of QLT's coverage, the cost and expense of such liability could materially harm QLT's business and financial condition.

QLT's use of hazardous materials exposes QLT to the risk of environmental liabilities, and QLT may incur substantial additional costs to comply with environmental laws.

        QLT's research, development and manufacturing activities involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. QLT is subject to federal, state/provincial and local government regulation in the use, storage, handling and disposal of hazardous and radioactive materials. If any of these materials resulted in contamination or injury, or if QLT fail to comply with these regulations, QLT could be subject to fines and other liabilities, and any such liabilities could exceed QLT's resources. QLT's insurance may not provide adequate coverage against potential claims or losses related to QLT's use of any such materials, and QLT cannot be certain that QLT's current insurance coverage will continue to be available on reasonable terms, if at all. In addition, any new regulation or change to an existing regulation could require QLT to implement costly capital or operating improvements for which QLT has not budgeted.

QLT's provision for income taxes and effective income tax rate may vary significantly and may adversely affect QLT's results of operations and cash resources.

        Significant judgment is required in determining QLT's provision for income taxes. Various internal and external factors may have favorable or unfavorable effects on QLT's future provision for income taxes, income taxes receivable, and QLT's effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, results of audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, the impact of transactions QLT completes, future levels of research and development spending, changes in the overall mix of income among the different jurisdictions in which QLT operates, and changes in overall levels of income before taxes. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements can have a material impact on QLT's effective income tax rate.

        QLT files income tax returns and pays income taxes in jurisdictions where QLT believes it is subject to tax. In jurisdictions in which QLT does not believe it is subject to tax and therefore does not file income tax returns, QLT can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since QLT's inception) to examination. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by QLT, the result of which could have a material adverse effect on QLT's financial condition and results of operations.

QLT's operating expenses may fluctuate, which may cause QLT's financial results to be below expectations and the market price of QLT's securities to decline.

        QLT's operating expenses may fluctuate from period to period for a number of reasons, some of which are beyond QLT's control. An increase in operating expenses could arise from any number of factors, such as:

  •
  increased costs associated with the research and development of QLT's product candidates;

  •
  fluctuations in currency exchange rates; and

  •
  product, technology or other acquisitions or business combinations.

If QLT fails to manage QLT's exposure to global financial, securities market and foreign exchange risk successfully, QLT's operating results and financial statements could be materially impacted.

        The primary objective of QLT's investment activities is to preserve principal while at the same time maintaining liquidity and maximizing yields without significantly increasing risk. To achieve this objective, QLT invests its cash and cash equivalents in high credit quality, liquid, money market instruments. If the carrying value of QLT's investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, QLT will be required to write down the value of QLT's investments, which could materially harm QLT's results of operations and financial condition. Moreover, the performance of certain securities in QLT's investment portfolio may correlate with the credit condition of governments, government agencies, financial institutions and corporate issuers. If the credit environment were to become unstable, as it did in the second half of 2008 and throughout much of 2009, QLT might incur significant realized, unrealized or impairment losses associated with these investments.

        The functional currency of QLT is the U.S. dollar. As a result, to the extent that foreign currency-denominated (i.e., non-USD) monetary assets do not equal the amount of QLT's foreign currency-denominated monetary liabilities, foreign currency gains or losses could arise and materially impact QLT's financial statements.

        Any of these events could have a significant negative impact on QLT's business and financial results.

Other Risk Factors

        Auxilium's and QLT's businesses are and will be subject to the risks described above. In addition, Auxilium's and QLT's businesses are, and will continue to be, subject to the risks described in Auxilium's and QLT's respective Annual Reports on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and, in the case of QLT, the CSA and incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481 for the location of information incorporated by reference in this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, "forward-looking statements").

        These forward-looking statements relate to, among other things, the resulting percentages of ownership of the combined company of existing QLT shareholders and Auxilium stockholders; whether the current executive officers of Auxilium will continue to serve as executive officers of New Auxilium following completion of the merger; the degree to which the transaction is expected to accelerate Auxilium's ongoing transformation into a leading diversified North American specialty pharmaceutical company; the degree to which the transaction is expected to enhance Auxilium's growth profile, expand its geographic reach or the efficiencies of Auxilium's platform to drive shareholder value creation through increased investments in research and development; the degree to which any additional cash generated by the transaction will strengthen Auxilium's balance sheet or will be used by Auxilium to fund acquisitions and licensing transactions as opposed to general working capital needs or debt service; whether Auxilium is able to realize the benefits of the merger described in the section "The Merger—Recommendation of the Auxilium Board of Directors; Auxilium's Reasons for the Merger" beginning on page 123; the degree to which the transaction is expected to transform QLT into a stronger diversified specialty pharmaceutical company; the projections of Auxilium and QLT described in "The Merger—Certain Unaudited Prospective Financial Information" beginning on page 130; whether the transaction allows QLT to create shareholder value through focused investments in research and development, and the continued pursuit of new products and mergers and acquisitions on a more competitive basis; whether QLT's research and development efforts remain focused on QLT091001; whether the transaction broadens QLT's portfolio and geographic reach; the degree to which the transaction will give QLT access to cash and better access to capital markets; whether the transaction results in an opportunity to effect a sale, license, sublicense or co-development arrangement involving QLT's retinoid development program and whether that transaction would result in further financial benefits to the combined company; whether QLT is able to realize the benefits of the merger described in the section "The Merger—Recommendation of the QLT Board of Directors; QLT's Reasons for the Merger" beginning on page 126; whether QLT will become a guarantor of the Convertible Senior Notes upon consummation of the merger; whether Auxilium pursues or obtains a potential partnering agreement to maximize the value of QLT's late-stage retinoid program; whether the transaction enables Auxilium to create a more competitive and efficient global platform, continue its product or therapeutic diversification, capitalize on greater market opportunities, positions Auxilium to deliver value for its shareholders, or enhances Auxilium's ability to invest in or offer innovative products; whether the combined company is positioned to achieve growth, sustained or otherwise; whether Auxilium's or QLT's management team will execute this transaction, advance Auxilium's strategic growth plan or create value for shareholders; whether Auxilium will further build out its men's healthcare portfolio or establish new specialty therapeutic areas; the degree to which the closing of the transaction results in any changes to Auxilium's current U.S. operations or employment agreements, whether Auxilium will grow its presence in either the U.S. or Canada; whether QLT's synthetic retinoid program augments Auxilium's existing orphan drug portfolio or allows Auxilium to expand its orphan drug reach outside of the U.S.; whether the transaction will give Auxilium the ability or infrastructure to directly commercialize certain of its existing and future products in Canada; when the merger will close, if at all; the expected benefits of the merger such as efficiencies, cost savings, tax benefits and consequences, enhanced cash management flexibility, growth potential, market profile and financial strength; whether the funds available after the merger will allow Auxilium to refinance; whether the combined company's profitability will significantly increase; whether or when the merger will be accretive; whether Auxilium will maintain financial discipline or manage financial performance; the competitive ability and position of the combined company; whether Auxilium will be able to obtain the necessary third party and lender consents under, or necessary amendments to, its debt instruments in connection with the merger or arrange for a suitable refinancing of some or all of the debt instruments; the securities exchange on which shares of the combined entity will trade or whether Auxilium will advance its development programs in cellulite and Frozen Shoulder Syndrome, VIVUS' efforts to obtain FDA approval for a 15-minute label expansion for STENDRA or Auxilium's ability to secure multicord label expansion for XIAFLEX.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "appear", "can", "expect", "estimate", "future", "intend", "look forward", "continue", "plan", "predict", "pro forma", "project", "will", "may", "seek", "seem", "should", "could", "would", "target", "potential" or the negative of these terms and other similar expressions, although not all forward-looking statements contain these identifying words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements. Although Auxilium and QLT believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve known and unknown risks and uncertainties, and undue reliance should not be placed on such statements. Actual results, performance, achievements or prospects may differ materially from those expressed or implied in such statements.

        Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions including:

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  the anticipated market capitalization, balance sheet, liquidity and capital structure of Auxilium, QLT and the combined company;

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  the anticipated business, operations, financial condition, strategy and future prospects of Auxilium, QLT and the combined company;

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  that Auxilium's and QLT's product lines and geographic footprints are complementary and do not present significant areas of overlap;

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  the value represented by the expected cash position and access to credit of the combined company;

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  the history of Auxilium's management team in successfully completing corporate transactions and integrating the businesses and products acquired in such transactions with its own business;

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  the terms of the merger agreement, the conditions to Auxilium's and QLT's obligations to complete the transactions and the likelihood that the merger will be completed on a timely basis;

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  that if Auxilium is unable to obtain necessary third party and lender consents under, or necessary amendments to, its debt instruments in connection with the transaction, the DB facility commitment letter provides comfort that Auxilium will be able to arrange for a suitable refinancing of some or all of its debt instruments on terms and conditions substantially as set forth in the DB facility commitment letter;

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  the current and prospective economic environment in the healthcare industry, including the potential for further consolidation;

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  the cash management and expected tax benefits to Auxilium through the combination with a corporation incorporated in British Columbia, the benefits of which are expected to accrue to the combined company following the merger;

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  the potential for a change to Section 7874 of the Code and other relevant U.S. tax laws;

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  the current and prospective economic condition of Auxilium and QLT and increasing competitive challenges and constraints facing Auxilium and QLT; and

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  the impact of the merger on holders of Auxilium common stock and QLT common shares.

        Important factors that could cause actual results to differ materially from these expectations include, among other things, the following:

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  the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium stockholders and QLT shareholders and government or regulatory agencies (including the terms of such approvals);

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  the risk that a condition to closing of the merger may not be satisfied;

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  the risk that the retinoid transaction will not be completed or will be completed on terms that are less favorable than expected;

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  the increase in the fixed equity exchange ratio in the event that a retinoid transaction on the contemplated economic terms is not consummated, or the cash proceeds received in connection with such a transaction are less than $25 million at closing of the merger;

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  the possibility that the anticipated benefits and cost savings (including any potential reduction in New Auxilium's effective tax rate) from the proposed merger cannot be fully realized, if at all, or may take longer to realize than expected;

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  actual results of operations of New Auxilium may be materially different than indicated in the pro forma and prospective financial data included in this joint proxy statement/prospectus;

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  the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected;

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  the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of New Auxilium;

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  the ability of Auxilium and QLT to obtain consents from, or enter into amendments with, the hedge counterparties that are party to Auxilium's outstanding warrants and call options;

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  the risk that the merger may not be consummated despite the parties' efforts or that consummation may be unduly delayed and the potential resulting disruptions to Auxilium's and QLT's respective businesses and relationships and the negative impact that may have to the share prices and the future business and financial results of Auxilium and QLT;

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  the market price of New Auxilium's common shares after the merger may be affected by factors different from those currently affecting the shares of Auxilium or QLT;

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  the merger is expected to cause significant dilution to the combined company's earnings per share, which may negatively affect the market price of the combined company's common shares;

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  the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners;

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  the adverse impact that business uncertainty pending the effective time of the transactions could have on Auxilium's and QLT's ability to attract, retain and motivate key personnel until the effective time of the merger;

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  the challenges posed by the combination of two business enterprises of the size and scope of Auxilium and QLT, including the possibility that the anticipated benefits sought to be obtained from the merger might not be achieved in the time frame contemplated or at all or the other numerous risks and uncertainties which could adversely affect Auxilium's or QLT's operating results;

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  the existing high leverage of Auxilium and increased leverage of the combined company which will result in high interest payments and could limit access to credit markets or make such access more expensive and reduce operational and strategic flexibility;

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  the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase New Auxilium's or Auxilium's consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Auxilium being treated as a domestic corporation for United States federal tax purposes;

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  the risk that the credit ratings of the combined company may be different from what the companies expect;

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  the outcome of litigation brought in connection with the merger; and

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  other risk factors relating to Auxilium and QLT, and the biopharmaceutical and biotechnology industries in general, as detailed from time to time in each of Auxilium's and QLT's reports filed with the SEC and, in QLT's case, the CSA.

        Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this joint proxy statement/prospectus, as well as under Item 1.A. in each of Auxilium's and QLT's respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium's and QLT's most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014. These important factors also include those set forth under the section entitled "Risk Factors," beginning on page 33.

        Auxilium and QLT caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither QLT nor Auxilium undertakes any obligation to update or revise any forward-looking statement, except as may be required by law. Auxilium and QLT qualify all forward-looking statements by these cautionary statements.

 THE MERGER

The Merger

        Under the terms of the merger agreement, Auxilium will combine with QLT pursuant to the merger, in which AcquireCo will merge with and into Auxilium, with Auxilium as the surviving corporation in the merger. As a result of the merger, Auxilium will become an indirect wholly owned subsidiary of QLT.

        At the effective time of the merger, Auxilium stockholders will be entitled to receive 3.1359 QLT common shares (the "equity exchange ratio") for each share of Auxilium common stock held immediately prior to the effective time of the merger. The equity exchange ratio is subject to increase depending on the extent to which, at or immediately after the merger effective time, QLT or its subsidiary receives aggregate cash consideration pursuant to the sale, license, sublicense or similar transaction related to its proprietary synthetic retinoid product in development known as "QLT091001". If such aggregate cash consideration received is:

  •
  less than $25 million but equal to or greater than $20 million, then the equity exchange ratio shall be increased by 0.0192;

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  less than $20 million but equal to or greater than $15 million, then the equity exchange ratio shall be increased by 0.0385;

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  less than $15 million but equal to or greater than $10 million, then the equity exchange ratio shall be increased by 0.0577;

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  less than $10 million but equal to or greater than $5 million, then the equity exchange ratio shall be increased by 0.0770; or

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  less than $5 million, or in the event that no retinoid transaction is consummated at or immediately after the merger effective time, then the equity exchange ratio shall be increased by 0.0962.

        The increase in the equity exchange ratio referred to above will not apply in the event Auxilium withholds its consent, for any reason, with respect to a retinoid transaction which meets certain economic requirements previously agreed to between the parties.

        No fractional shares will be issued as a result of the merger. In the event that an Auxilium stockholder's holdings of QLT common shares resulting from the merger would result in the issuance of a fractional share, the holdings of that stockholder will if the fraction is less than one-half of one share, be rounded down to the nearest whole number of QLT common shares, and if the fraction is at least one half of one share, be rounded up to the nearest whole number of QLT common shares.

        QLT shareholders will not receive any merger consideration and will continue to hold their QLT common shares after the merger.

        Pursuant to the rules of the TSX and NASDAQ, securityholder approval is required in instances where the number of securities issued or issuable in payment of the purchase price in a transaction such as the merger exceeds 25% and 20%, respectively, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Because the merger agreement contemplates the issuance of greater than 25% of the current outstanding QLT common shares on a non-diluted basis, the rules of the TSX and NASDAQ require that QLT obtain approval of the resolution approving the issuance of the QLT common shares necessary to effect the merger and the issuance of such other QLT common shares as contemplated by the merger agreement by the holders of a majority of the QLT common shares represented in person or by proxy at the QLT annual general and special meeting, including the number equal to the product obtained by multiplying (a) the maximum equity exchange ratio of 3.2321 under the merger agreement after giving effect to the maximum possible adjustment thereto by (b) the sum of (i) the             shares of Auxilium common stock issued and outstanding, (ii) the maximum number of shares of Auxilium common stock issuable upon conversion of Auxilium's

1.5% Convertible Senior Notes due 2018, (iii) the             shares of Auxilium common stock issuable upon exercise of warrants issued by Auxilium, and (iv) the              shares of Auxilium common stock reserved and available for issuance pursuant to outstanding equity awards issued under various Auxilium equity plans, in each case as of                         , 2014.

Background of the Merger

        As part of the ongoing evaluation of each of Auxilium's and QLT's businesses, members of Auxilium's senior management and the Auxilium Board of Directors and QLT's senior management and the QLT Board of Directors, respectively, have periodically reviewed and assessed their respective company's financial performance and operations, financial condition and industry and regulatory developments in the context of their respective company's long-term strategic goals and plans, including the consideration of potential opportunities to enhance shareholder value, through licensing transactions, acquisitions, business combinations and other financial and strategic alternatives.

        On July 9, 2012, as a result of a comprehensive business and portfolio review by the QLT Board of Directors, the QLT Board of Directors announced a new corporate strategy and plans to restructure its operations in order to concentrate resources on its clinical development programs related to its synthetic retinoid program, QLT091001, for the treatment of certain inherited retinal diseases. At this time, QLT also formed the Strategic Action Committee to provide guidance to management and the QLT Board of Directors with respect to the strategic direction of QLT and potential strategic transactions. In connection with the strategic restructuring of QLT, over the course of 2012 and 2013, QLT completed the sale of its Visudyne® business to Valeant Pharmaceuticals International, Inc. and the sale of its punctal plug drug delivery system to Mati Therapeutics Inc. In June 2013, QLT completed a special $200 million cash distribution to its shareholders by way of a reduction of the capital of QLT's common shares.

        During the past few years, as part of its ongoing review and assessment of opportunities to enhance shareholder value and diversify its portfolio, Auxilium evaluated a significant number of potential licensing transactions, acquisitions and business combinations with third parties, including potential combinations with companies incorporated outside of the United States (including QLT) that could, among other things, enhance Auxilium's ability to implement its long-term strategy of diversifying and expanding its portfolio of products through future acquisitions and licensing transactions. Representatives of Auxilium's management engaged in preliminary discussions and negotiations with respect to such transactions. As part of this strategy, in 2013, Auxilium consummated the acquisition of Actient Holdings, LLC and a licensing transaction for STENDRA® with Vivus, Inc.

        On November 5, 2013, Adrian Adams, Auxilium's Chief Executive Officer and President, contacted Jason Aryeh, QLT's Chairman, to explore the possibility of a potential transaction between Auxilium and QLT. On the same date, Messrs. Adams and Aryeh agreed to meet in New York City on November 12, 2013.

        On November 7, 2013, the QLT Board of Directors convened a meeting, together with QLT's management and a representative from Nutter McClennen & Fish ("Nutter"), U.S. counsel to QLT. The QLT Board of Directors received an update from the Scientific Review Committee on QLT's synthetic retinoid program and potential plans and designs for a pivotal Phase 3 clinical trial expected to be commenced in 2014. The QLT Board of Directors considered whether QLT should continue to develop the program on its own or pursue potential out-license or co-development of the program. The QLT Board of Directors also considered QLT's current governance structure and discussed whether QLT should continue to be led by the Executive Transition Committee, which the QLT Board of Directors formed in 2012 to perform the function of the CEO on an interim basis, or if a CEO or interim CEO should be sought to lead QLT. In addition, the QLT Board of Directors considered whether it should investigate and potentially pursue various strategic alternatives available to QLT, including a possible sale or merger, strategic divestitures, acquisitions or other transactions designed to enhance shareholder value. The QLT Board of Directors discussed the transaction announced on November 5, 2013 between Endo Health Solutions Inc. and Paladin Labs Inc. and the potential for QLT to pursue a similar transaction. Mr. Aryeh updated the QLT Board of Directors on the communication from and proposed meeting with Mr. Adams from Auxilium. The QLT Board of Directors also discussed whether to engage a financial advisor to assist QLT and which financial advisors should be considered. Credit Suisse was suggested by several directors because of, among other things, its experience in cross-border transactions, such as the Endo-Paladin merger. After further discussion, the meeting was adjourned until November 9, 2013.

        On November 8, 2013, QLT and Auxilium signed a mutual non-disclosure agreement.

        On November 9, 2013, the QLT Board of Directors meeting reconvened and the QLT Board of Directors, among other things, resumed its discussion of the strategic direction of QLT. Following these discussions, upon the recommendation of the Strategic Action Committee, the QLT Board of Directors directed the Strategic Action Committee to commence discussions with representatives of Credit Suisse regarding Credit Suisse's potential engagement as QLT's financial advisor to assist with QLT's review of potential strategic alternatives and related matters.

        On November 12, 2013, Mr. Adams, Jim Fickenscher, Alan Wills, Andrew Koven and James Tursi, each of Auxilium, and Mr. Aryeh and Stephen Sabba, directors of QLT, met in New York City to discuss a possible transaction between QLT and Auxilium.

        On November 19, 2013, the QLT Board of Directors held a meeting to discuss the potential engagement of Credit Suisse as QLT's financial advisor in connection with its review of potential strategic alternatives, including Credit Suisse's qualifications and the terms of such engagement. After discussion, the QLT Board of Directors approved the engagement of Credit Suisse as QLT's financial advisor based on, among other factors, Credit Suisse's qualifications, experience, reputation and familiarity with QLT's business, which the QLT Board of Directors believed would enable QLT to pursue its strategic review process and a potential transaction in an effective manner.

        On November 20, 2013, QLT publicly announced that the QLT Board of Directors had determined to explore strategic alternatives for QLT and that it had retained Credit Suisse as its financial advisor. QLT also provided a clinical and regulatory update on its synthetic retinoid program, announcing that, following meetings with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA), QLT believed that it was close to finalizing a pivotal trial protocol for QLT091001 for the treatment of inherited retinal disease such as Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP) due to mutations in the LRAT and RPE65 genes, both orphan indications.

        From November 21, 2013 through January 9, 2014, in accordance with the directives of the QLT Board of Directors, Credit Suisse contacted 26 potential parties, including Auxilium, in connection with QLT's strategic review process to solicit such parties' potential interest in pursuing either a business combination transaction involving QLT in its entirety or an acquisition of QLT's synthetic retinoid program. These parties were selected based on, among other factors, the knowledge of QLT's Board of Directors of QLT's industry and industry participants, including the financial profile of such participants and the view of QLT's Board of Directors that such parties were likely to be interested in, and have the ability to consummate, a transaction with QLT. During this period, a total of 12 parties, including Auxilium, expressed preliminary interest in considering a business combination transaction with QLT, entered into confidentiality agreements to the extent not already a party to a confidentiality agreement with QLT and were granted access to QLT's online data room. In addition, nine of these parties, including Auxilium, held in-person meetings or conference calls with QLT's management and members of QLT's Strategic Action Committee.

        During the week of December 2, 2013, Auxilium and its advisors commenced a due diligence review of information made available by QLT to Auxilium in QLT's online data room. On December 9, 2013, QLT hosted a management presentation, which was attended by representatives of Auxilium as well as representatives of Auxilium's financial advisor, Deutsche Bank, and Auxilium's special legal counsel, Skadden.

        On December 16, 2013, at QLT's direction, Credit Suisse sent bid procedure letters on behalf of QLT to seven parties, including Auxilium, requesting non-binding indications of interest by January 8, 2014. On January 8, 2014, QLT received non-binding expressions of interest from (i) Auxilium and Company B with respect to the acquisition of the entire company and (ii) Company X and Company Y with respect to the acquisition of QLT's synthetic retinoid program.

        On January 9, 2014, the QLT Board of Directors held a meeting to discuss the four preliminary proposals received by QLT. Members of QLT's senior management, and representatives of Nutter and McCullough O'Connor Irwin LLP, QLT's Canadian corporate and securities counsel ("MOI"), also attended the meeting. At that meeting, in light of a potential conflict of interest concerning one of the four bidders, the QLT Board of Directors authorized the formation of a special committee of the QLT Board of Directors composed of three independent directors (the "Special Committee"), for purposes of managing and controlling QLT's strategic review process. The QLT Board of Directors delegated to the Special Committee authority to, among other things, (i) review details of and evaluate all proposals in the strategic review process, (ii) discuss any proposed transactions with QLT's advisors and management, as well as any other member of the QLT Board of Directors (so long as no conflict existed between such director and the party making the bid), (iii) make a recommendation to the QLT Board of Directors with respect to any such proposed transaction, (iv) direct QLT's management to cooperate with the Special Committee and QLT's advisors in such manner as the Special Committee may reasonably consider necessary; and (v) if the Special Committee deemed it necessary, engage an independent legal advisor and/or an independent qualified financial advisor.

        On January 13, 2014, the Special Committee held a meeting, at which representatives of MOI and Nutter were present, to discuss and approve various organizational matters. Among other things, the Special Committee considered whether to engage separate legal or financial advisors to the Special Committee, and determined that it was not necessary to do so at such time.

        On January 22, 2014, at the direction of the Special Committee after its review of the preliminary proposals received by QLT, Credit Suisse sent final round process letters to Auxilium and Company B, each of which had submitted a proposal with respect to the entire company, requesting definitive binding proposals on or before February 21, 2014 and outlining deadlines for the completion of due diligence and related matters.

        On January 24, 2014, members of QLT's management, together with representatives of MOI, Nutter and Credit Suisse, held a telephonic due diligence session with representatives of Company B, during which management of Company B presented information with respect to its business prospects, products and revenue streams. On that same day, Company Y withdrew its proposal to acquire QLT's synthetic retinoid program.

        On January 27, 2014, members of QLT's management, together with representatives of MOI, Nutter and Credit Suisse, held a telephonic due diligence session with representatives of Auxilium. At this meeting, Auxilium's senior management presented an overview of Auxilium's business and operations and its views as to the potential benefits to QLT of a potential business combination transaction between Auxilium and QLT.

        On January 30, 2014, Company B withdrew its proposal to acquire the entire company.

        On January 31, 2014, the QLT Board of Directors held a meeting at which it received an update on QLT's strategic review process from the Special Committee and representatives of Credit Suisse, including the fact that Company B and Company Y had withdrawn their respective proposals. At this time, since there was no potential conflict of interest with respect to any of the remaining bidders, it was determined that the Special Committee was no longer necessary and that the Strategic Action

Committee would thereafter resume responsibility for managing and controlling the strategic review process.

        Prior to this meeting, MOI circulated to the QLT Board of Directors a draft arrangement agreement relating to a sale of QLT proposed to be used in the strategic review process. At the meeting, representatives of MOI summarized the draft arrangement agreement and presented details of various legal matters relevant to the draft arrangement agreement and underlying legal structure of the proposed transaction, and answered various questions from the directors. Following discussion, the QLT Board of Directors instructed QLT's management to make certain changes to the draft arrangement agreement and once such changes had been completed, to include the draft arrangement agreement in QLT's online data room and make it available to bidders in the strategic review process that had expressed interest in pursuing an acquisition of the entire company.

        On February 4, 2014, QLT made available the draft arrangement agreement in its online data room to the remaining bidders in the strategic review process that had expressed interest in pursuing an acquisition of the entire company.

        In February 2014, QLT received an expression of interest from Company C with respect to the potential acquisition of the entire company, a synthetic retinoid licensing proposal from Company Z and a revised synthetic retinoid licensing proposal from Company X. In addition, during this time, QLT's management conducted in-depth due diligence on, among other things, financial, legal and product matters with respect to Auxilium. On or about February 17, 2014, QLT's management delivered a detailed due diligence memorandum, prepared with the assistance of MOI, Nutter and other outside legal counsel to QLT, to the Strategic Action Committee, which included a comprehensive summary of Auxilium's products, products in development, revenue streams and other financial data, as well as intellectual property, legal and regulatory matters.

        QLT also conducted telephonic due diligence sessions with each of Company C, Company X and Company Z in early February.

        On February 19, 2014, the Auxilium Board of Directors held a meeting to review, among other things, various opportunities relating to potential strategic and licensing transactions, including a potential transaction with QLT. Members of Auxilium's senior management and representatives of Morgan Lewis & Bockius LLP ("Morgan Lewis"), outside legal counsel to Auxilium, also attended the meeting. At the meeting, senior management described QLT's retinoid product and revenue stream and the potential benefits and risks to Auxilium and its stockholders of a potential transaction with QLT.

        At a meeting of the QLT Board of Directors on February 24, 2014, the Strategic Action Committee updated the QLT Board of Directors on the strategic review process, including the status of discussions with Auxilium and Company C to acquire QLT in its entirety, and discussions with two other parties with respect to acquiring QLT's synthetic retinoid program. Representatives of Nutter and a member of QLT's senior management also attended the meeting.

        On February 27, 2014, QLT announced positive preliminary results from its international, multi-center, Phase 1b clinical trial of repeated treatments of oral QLT091001 in subjects with LCA or RP due to inherited genetic mutations in LRAT or RPE65. As a result of these preliminary results, QLT refined its proposed pivotal trial design for the orphan drug program.

        On March 10, 2014, the Auxilium Board of Directors held a meeting to consider the possible transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden and Morgan Lewis, also attended the meeting. At the meeting, Auxilium's senior management and representatives of Deutsche Bank provided an update on the proposed transaction with QLT, including an overview of QLT's business. Auxilium's management further provided an assessment of the potential benefits and risks to Auxilium and its stockholders of a transaction with QLT. Representatives of Deutsche Bank also reviewed with the Auxilium Board of Directors certain preliminary financial analyses relating to QLT, Auxilium and the proposed transaction, including certain financial assumptions provided by Auxilium's management and certain financial implications of the proposed transaction on Auxilium. Representatives of Deutsche Bank further discussed with the members of the Auxilium Board of Directors certain potential benefits and risks of the transaction, including with respect to enhancing the ability of Auxilium to implement its long-term strategy of broadening its portfolio of products through future acquisitions and licensing transactions. At the conclusion of this meeting, the Auxilium Board of Directors expressed its unanimous support for moving to the next phase of the bidding process for the transaction, subject, among other things, to additional due diligence and further analysis. At this meeting, the Auxilium Board of Directors created a Transaction Committee of its Board of Directors to consider potential transaction opportunities.

        On March 16, 2014, the Transaction Committee of Auxilium's Board of Directors held a meeting to consider the transaction with QLT. Members of Auxilium's senior management also attended the meeting. At the meeting, Auxilium's management updated the members of the Transaction Committee on the potential transaction with QLT and reviewed Auxilium's near-term strategic alternatives, including (i) continuing to pursue a transaction with QLT or other alternative transaction with another company that Auxilium had engaged in discussions, (ii) raising capital through an equity offering and pursuing acquisitions and licensing opportunities and (iii) continuing to execute on Auxilium's existing core business. Auxilium's management and the Transaction Committee discussed the benefits, risks and challenges to Auxilium and its stockholders of a transaction with QLT as compared to other strategic alternatives. In light of, among other factors, the relatively high trading prices of Auxilium's stock at that time and the implied QLT value in the then-contemplated transaction structure, the potential ownership dilution to Auxilium stockholders and the anticipated substantial costs of developing QLT's synthetic retinoid program, management recommended, and the Transaction Committee determined, to terminate discussions with QLT at that time. Following this meeting, the Auxilium Board of Directors was informed of the Transaction Committee's decision.

        On March 17, 2014, Auxilium withdrew its proposal.

        From March 19, 2014 through April 2014, at the direction of the Strategic Action Committee, Credit Suisse contacted an additional 30 potential participants in QLT's strategic review process to solicit such parties' potential interest in pursuing either a business combination transaction involving QLT in its entirety or an acquisition of QLT's synthetic retinoid program. As a result of these additional contacts, QLT signed non-disclosure agreements with an additional nine interested parties, seven of which participated in presentations with QLT.

        At a meeting of the QLT Board of Directors held on March 31, 2014, the QLT Board of Directors discussed the strategic and development plans for QLT091001 and the anticipated timeline for development of QLT091001 and the review of strategic alternatives. In addition, the Strategic Action Committee reported on the withdrawal of Auxilium's proposal and the possible reasons for such withdrawal, and provided an update to the QLT Board of Directors regarding ongoing discussions with Company C in respect of the acquisition of QLT. The Strategic Action Committee reported that certain members of the Strategic Action Committee had met in person with representatives of Company X to discuss a possible acquisition of the synthetic retinoid program, and updated the QLT Board of Directors with respect to other parties that had been granted access to QLT's data room and were interested in pursuing discussions regarding an acquisition of the synthetic retinoid program. The QLT Board of Directors determined to continue to pursue in parallel both the development or out-license of QLT091001 and a possible business combination transaction.

        In April 2014, Company C indicated that it required more time to consider whether it would continue with the process and discussions with QLT ceased.

        At a meeting of the QLT Board of Directors held on April 30, 2014, the Strategic Action Committee provided an update to the QLT Board of Directors on the status of the strategic review process and the parties who continued to remain interested in a transaction involving QLT. The Strategic Action Committee informed the QLT Board of Directors that Company D, which had been contacted in March 2014, had expressed an interest in discussions regarding a possible business combination with QLT.

        On May 5, 2014, in light of developments since Auxilium had withdrawn its proposal on March 17, 2014, including, among other things, QLT's progress in potentially out-licensing its synthetic retinoid program to a third party, Auxilium's first quarter earnings results, changes in Auxilium's cash position and the decline in the trading price of Auxilium's shares (and the resulting impact on the implied value of QLT in the potential contemplated transaction structure), Auxilium indicated to QLT that it was considering re-entering the process and was consulting with Deutsche Bank regarding a possible transaction. Also on May 5, 2014, QLT's Strategic Action Committee, together with representatives of Credit Suisse, met with representatives of Company D to discuss a possible transaction for the acquisition of QLT.

        On May 15, 2014, the Strategic Action Committee and representatives of QLT, Nutter and MOI had a telephonic meeting with representatives of Company D regarding the possible structure and financial terms of a potential transaction between QLT and Company D.

        On May 20, 2014, QLT received a written acquisition proposal and a revised draft of the proposed arrangement agreement from Company D.

        Also on May 20, 2014, Auxilium's Transaction Committee held a telephonic meeting to discuss the potential transaction with QLT. Members of Auxilium's senior management, representatives of Deutsche Bank and Morgan Lewis attended the meeting. At the meeting, members of the Transaction Committee discussed Auxilium's cash position and operations after the announcement of Auxilium's first quarter earnings results. The Transaction Committee also reviewed developments since Auxilium had withdrawn its proposal for a strategic transaction with QLT. The Transaction Committee and Auxilium's advisors discussed and reviewed the benefits and risks to Auxilium and its stockholders of a potential transaction with QLT, including, among other things, QLT's retinoid program and the potential to out-license such program to a third party, the potential to raise additional cash, the potential ownership dilution to Auxilium stockholders resulting from the transaction and the potential financial and other benefits of a transaction. Prior to the conclusion of the meeting, the Transaction Committee expressed its unanimous support of Auxilium's management's proposal to continue to evaluate a potential strategic transaction with QLT and directed such management to continue to work with representatives of Deutsche Bank and Auxilium's other advisors to develop a potential proposal for QLT.

        Also on May 20, 2014 the Auxilium Board of Directors convened a meeting that continued on May 21, 2014, during which the Auxilium Board of Directors, along with members of Auxilium's senior management and representatives of Deutsche Bank and Morgan Lewis, discussed in detail the benefits and risks to Auxilium and its stockholders of pursuing a transaction with QLT as well as not pursuing a transaction with QLT. The discussion included the topics discussed at the May 20 meeting of the Transaction Committee as well as additional topics, including the risk of tax law changes that could adversely impact the transaction and the management structure of the combined company if Auxilium were to consummate a transaction with QLT. Prior to the conclusion of the meeting, the Auxilium Board of Directors expressed its unanimous support for the Transaction Committee to continue to work with Auxilium's management to evaluate and pursue a potential strategic transaction with QLT.

        Following the May 20, 2014 meeting of Auxilium's Transaction Committee, members of Auxilium's senior management and representatives of Deutsche Bank engaged in further communications with members of QLT's senior management and representatives of Credit Suisse regarding a potential transaction. The parties also discussed QLT's efforts to negotiate a license and development agreement for QLT's retinoid product in development.

        On May 22, 2014, the Strategic Action Committee reviewed the proposal from Company D with representatives of Credit Suisse. The Strategic Action Committee considered the value to QLT and its shareholders of the proposal, discussed the risks and benefits of the proposal and determined that the proposed consideration was insufficient.

        Also on May 22, 2014, at the direction of the Strategic Action Committee, representatives of Credit Suisse relayed to Company D the Strategic Action Committee's view regarding Company D's proposal, including that the proposed consideration was competitive but not sufficient, and that QLT was willing to continue to engage in discussions with Company D regarding a possible transaction, including mutual due diligence, if Company D could improve the consideration under its proposal.

        Also on May 22, 2014, Auxilium's Transaction Committee held a telephonic meeting to further discuss the potential transaction with QLT. Members of Auxilium's senior management, representatives of Deutsche Bank, Morgan Lewis, Skadden and Ernst & Young Americas LLC, special transaction advisor to Auxilium ("E&Y"), also attended the meeting. At the meeting, members of the Transaction Committee reviewed the discussions that had occurred among representatives of Auxilium, Deutsche Bank, QLT and Credit Suisse. Representatives of Skadden reviewed with the Transaction Committee certain tax considerations in connection with the proposed transaction and representatives of Deutsche Bank reviewed with the Transaction Committee certain preliminary financial analyses relating to the proposed transaction. As part of this discussion, representatives of Deutsche Bank discussed with the Transaction Committee potential equity consideration that could be offered in the transaction, including potential offer scenarios of 16.0 million shares or more of the newly-formed ultimate parent entity in the proposed transaction (assuming that Auxilium stockholders would exchange shares of Auxilium common stock on a one-for-one basis for shares in such ultimate parent entity), as well as ranges of potential premiums to QLT's share price that might be paid in a potential transaction. Following discussion with representatives of Deutsche Bank and Auxilium's management, the Transaction Committee expressed its unanimous support to proceed with an initial proposal to QLT that QLT shareholders would receive between 15.0 million and 15.5 million shares of such newly-formed ultimate parent entity (and Auxilium stockholders would exchange shares of Auxilium common stock on a one-for-one basis for shares in such ultimate parent entity), and authorized Auxilium's management to submit a proposal to QLT, the exact amount of such initial bid within the indicated range to be determined by Auxilium's management with the assistance of the Auxilium's outside advisors.

        Following the May 22, 2014 meeting of Auxilium's Transaction Committee, in accordance with the instructions of Auxilium's Transaction Committee and Auxilium's management, representatives of Deutsche Bank conveyed to representatives of Credit Suisse that Auxilium was prepared to make a proposal whereby QLT shareholders would receive 15.25 million shares of a newly-formed ultimate parent entity that would hold, directly and indirectly, both companies.

        Later that evening and on May 23, 2014, QLT's Strategic Action Committee met to discuss Auxilium's proposal. Representatives of Credit Suisse reviewed with the Strategic Action Committee Auxilium's and Company D's respective proposals. The Strategic Action Committee reviewed and compared the two proposals and discussed the value of Auxilium's business, including its cash and debt position, outlook for TRT products and litigation risk, and current and potential revenue streams, and the potential risks that QLT's shareholders could bear as a result of receiving new parent entity stock as compared to receiving Company D common stock. Following discussion, the Strategic Action Committee determined that Auxilium's proposal was competitive, but not sufficient, and directed representatives of Credit Suisse to communicate to Deutsche Bank that Auxilium's transaction proposal would need to be premised on the economic equivalent of at least 16.0 million shares of Auxilium common stock.

        Also, on May 23, 2014, representatives of Skadden delivered to MOI a revised version of the form of arrangement agreement with proposed changes.

        On May 24, 2014, at the direction of the Strategic Action Committee, representatives of Credit Suisse communicated to representatives of Deutsche Bank the Strategic Action Committee view that Auxilium's proposal would need to be premised on the economic equivalent of 16.0 million shares of

Auxilium common stock. Representatives of Deutsche Bank indicated to representatives of Credit Suisse that Auxilium would discuss QLT's counterproposal with Auxilium's Transaction Committee.

        Also on May 24, 2014, Auxilium's Transaction Committee held a telephonic meeting to discuss the potential transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden and Morgan Lewis also attended the meeting. At this meeting, representatives of Deutsche Bank updated the Transaction Committee on the discussions between representatives of Deutsche Bank and representatives of Credit Suisse, including QLT's counterproposal that the QLT shareholders would need to receive consideration premised on the economic equivalent of at least 16.0 million shares of Auxilium common stock. Following an extensive discussion of QLT's proposal with Auxilium's advisors and management, including the benefits and risks to Auxilium and its stockholders of the transaction, the Transaction Committee unanimously expressed the view that proceeding to seek to negotiate a transaction on the basis of QLT's counter-proposal would be in the best interests of Auxilium's stockholders. Auxilium's management also reviewed with the Transaction Committee its view that consummation of the transaction with QLT would result in an event of default under the terms of Auxilium's credit agreement unless consent from the lenders was obtained. Auxilium's management and representatives of Deutsche Bank discussed with the Transaction Committee their views as to the ability to obtain such consents and representatives of Deutsche Bank also reviewed the work that Deutsche Bank AG, New York Branch and Deutsche Bank had undertaken to determine if they could provide a commitment to refinance Auxilium's credit facility, which could be used as a "backstop" in the event that Auxilium could not obtain the consent of the lenders under Auxilium's current credit agreement on favorable terms.

        Also on May 24, 2014, at the direction of the Auxilium's Transaction Committee, representatives of Deutsche Bank reported to representatives of Credit Suisse that Auxilium's Transaction Committee had authorized Auxilium to continue to pursue the proposed transaction premised on the economic equivalent of at least 16.0 million shares of Auxilium common stock.

        At this time, and over the next several weeks, QLT and its legal advisors continued their due diligence investigation of Auxilium, including requesting additional and more detailed information with respect to Auxilium's recently completed acquisitions, products, credit facility, convertible notes and related hedge facility, existing litigation and regulatory matters, and requesting that Auxilium's senior management provide responses to specific questions regarding such matters. In addition, QLT and its legal advisors continued their due diligence review of information provided by Company D.

        On May 26 and 27, 2014, QLT's Strategic Action Committee met multiple times with QLT's legal advisors and representatives of Credit Suisse to discuss the proposed changes to the transaction agreements received from each of Auxilium and Company D and the potential value that could be received by QLT's shareholders under each of Auxilium's and Company D's respective proposals. At these meetings, representatives of Credit Suisse updated the Strategic Action Committee on the communications between Credit Suisse and Deutsche Bank, including that Deutsche Bank had informed Credit Suisse that Auxilium had been authorized to continue to advance the proposed transaction based on the economic terms set forth in QLT's counterproposal. In addition, representatives of Credit Suisse updated the Strategic Action Committee on the status of Company D's proposal. Following discussion of the financial terms of Auxilium's and Company D's respective proposals, representatives of MOI presented a summary of the legal terms of each proposal, including the legal structure, the conditions to closing, the termination events, the risk of completion of each transaction, the required third party regulatory or court consents and approvals in each transaction, the potential that QLT would pay or receive a termination fee in the event that a transaction was not completed and the restrictions on QLT's ability to conduct its business and consider or solicit offers from third parties. At the conclusion of the meeting, the Strategic Action Committee determined to continue negotiations with both Auxilium and Company D in parallel in order to maintain the competitive process and maximize the potential value of a transaction to QLT and its shareholders.

        On May 28, 2014, members of QLT's Strategic Action Committee, together with QLT's management and advisors (some of whom participated by teleconference), met with Auxilium's management and advisors to discuss and negotiate the proposed terms of the transaction and opportunities for each of the companies in the proposed transaction, as well as to discuss due diligence matters.

        On May 29, 2014, Company Z informed representatives of Credit Suisse that it was terminating its pursuit of a transaction with respect to QLT's synthetic retinoid product.

        On May 29 and 30, 2014, the QLT Board of Directors held an in-person meeting in Toronto, Canada, together with QLT's management and representatives of Nutter, MOI and Credit Suisse (some of whom participated by teleconference). The QLT Board of Directors considered the then-current proposals received from Auxilium and Company D. QLT's legal counsel presented a summary of the changes to the arrangement agreement proposed by each of Auxilium and Company D and discussed the legal process involved and the likely timetable for each of the proposed transactions. QLT's management discussed with the QLT Board of Directors its due diligence review of Auxilium and Company D. The Strategic Action Committee updated the QLT Board of Directors regarding the meeting held with Auxilium's management the previous day. Credit Suisse provided a process update and reviewed and discussed with the QLT Board of Directors preliminary financial information regarding Auxilium and Company D. In addition, the QLT Board of Directors discussed with legal counsel the specific terms and conditions of the proposed arrangement agreements and possible deal protections in the event of a loss in the value of the products or stock price of Auxilium or Company D. The QLT Board of Directors directed the Strategic Action Committee to continue negotiations with Auxilium and Company D regarding the terms of the proposed transactions. At this meeting, in-house counsel reviewed with the QLT Board of Directors its fiduciary duties in connection with the strategic review process and possible transaction. The QLT Board of Directors also discussed execution and financing risks related to the possible out-license of the synthetic retinoid program to Company X. The QLT Board of Directors then invited a representative of Company X to join the meeting and to present information with respect to the status of Company X's discussions with potential financing sources, plans to develop the retinoid program, and other risks of the potential transaction with Company X. After the representative of Company X left the meeting, the QLT Board of Directors discussed the possible structure and terms of a retinoid licensing transaction. The QLT Board of Directors considered the risks and benefits to QLT's shareholders of the proposed transaction with Company X as compared to the risks and benefits of continuing to develop the synthetic retinoid program, and determined that it was in the best interest of QLT to continue to pursue in parallel both the development of QLT091001 and the strategic review process.

        On May 29, 2014, the Auxilium Board of Directors held a telephonic meeting to further discuss the potential transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. At this meeting, representatives of Skadden reviewed certain tax considerations under Section 7874 of the Code relating to the proposed structure for the transaction and the status of potential changes in the tax laws that could reduce the benefits of the transaction to the combined company.

        On May 30, 2014, Auxilium's Transaction Committee held a telephonic meeting to discuss the potential transaction with QLT. Representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. The Transaction Committee and representatives of Skadden and E&Y discussed a proposed change in structure of the transaction from an arrangement agreement (in which each of Auxilium and QLT would be acquired by a newly formed company which would be the ultimate parent entity) to a merger agreement (in which QLT would be the ultimate parent entity with former stockholders of Auxilium having the same pro forma ownership of QLT, through the issuance to them of QLT shares, as was proposed under the arrangement agreement with respect to the newly formed company) and the degree to which the transaction would be taxable to Auxilium stockholders. Auxilium's management and representatives of Deutsche Bank then updated the Transaction

Committee on the anticipated process for obtaining consent under Auxilium's credit facility and updated the Transaction Committee on the ability of Deutsche Bank AG, New York Branch and Deutsche Bank to provide a commitment for the refinancing of that facility, if necessary, as a backstop if Auxilium was not able to obtain consents for its existing credit facility. The Transaction Committee, Auxilium's management and Auxilium's advisors also discussed the execution risks around the proposed out-license of QLT's retinoid product and the consents that Auxilium would need to secure in order to close the transaction with QLT.

        In early June, 2014, in light of Deutsche Bank's potential additional role in providing a backstop financing commitment for the transaction in addition to serving as financial advisor to Auxilium, Auxilium engaged in discussions with Houlihan Lokey to act as an additional financial advisor to Auxilium in connection with a potential transaction with QLT.

        On June 1, 2014, Auxilium's Transaction Committee (other than Mr. Adams, who was not present) held a telephonic meeting. At this meeting, the Transaction Committee further discussed the potential transaction, including its current status, structure and benefits and risks to Auxilium and its stockholders. The Transaction Committee also discussed the work that Auxilium's management had performed with respect to updated financial forecasts of Auxilium to be provided to Deutsche Bank for the purpose of its financial analyses in connection with the proposed transaction, and to QLT for the purpose of its due diligence review of Auxilium.

        During the period of June 2 to June 5, 2014, QLT's management and its Strategic Action Committee continued its due diligence review of Auxilium. In addition, QLT and Auxilium began negotiations with respect to the key terms of the proposed transaction under a revised structure of the business combination transaction proposed by Auxilium which resulted in a change to the form of transaction agreement from an arrangement agreement to a merger agreement as described above. QLT and Auxilium discussed the equity exchange ratio that would determine the number of shares of QLT to be issued to Auxilium stockholders in connection with the merger and whether an agreement to out-license the synthetic retinoid program would be a condition to completion of the proposed merger. QLT's Strategic Action Committee met multiple times, together with QLT's management and legal and financial advisors, to discuss various proposed changes to the draft merger agreement with Auxilium, the risks and benefits to QLT's shareholders of the proposed transaction with Auxilium and the terms of a potential licensing transaction with respect to the synthetic retinoid program.

        On June 2, 2014, the Compensation Committee of the Auxilium Board of Directors held a telephonic meeting to discuss certain issues related to an excise tax under the Code that could be payable by members of the Auxilium Board of Directors and Auxilium's Section 16 officers with respect to their stock-based compensation upon the consummation of the proposed transaction with QLT. Representatives of Radford, Auxilium's independent compensation consultant, Skadden, Morgan Lewis and E&Y also attended this meeting. At this meeting, members of the Compensation Committee also discussed potential actions that could be taken to address the impact of the excise tax on members of the Auxilium Board of Directors and affected officers.

        On June 4, 2014, Auxilium's Compensation Committee held a telephonic meeting, which was also attended by representatives of Radford, Skadden, Morgan Lewis and E&Y. At this meeting, the members of the Compensation Committee continued their earlier discussion of matters relating to an excise tax under the Code that could be payable by Auxilium's Section 16 officers and the members of the Auxilium Board of Directors in connection with the proposed transaction with QLT. The members of the Compensation Committee and Auxilium's advisors discussed the possible alternatives for addressing the impact of the excise tax on director and executive management stock-based compensation grants if the proposed transaction with QLT were to be consummated, including the reimbursement of covered individuals for the excise tax and resulting additional income tax. In weighing the various alternatives, the Compensation Committee considered its compensation goals of aligning the interests of Auxilium stockholders and executives and directors and paying for performance

(including avoiding the windfall that could result from accelerating unearned performance awards) (see "Interests of Certain Persons in the Merger—Auxilium—Golden Parachute Compensation" beginning on page 163 of this joint proxy statement/prospectus for further discussion of these considerations). In addition, the Compensation Committee considered the approaches toward the excise tax that other companies have taken in recent similar transactions. The Compensation Committee unanimously expressed support for this approach in the event that the proposed transaction with QLT was to be consummated.

        On June 6, 2014, Auxilium's Transaction Committee held a meeting to discuss the potential transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. At this meeting, Mr. Adams summarized the history of Auxilium's acquisitions and the status of the transaction with QLT. Mr. Adams discussed Auxilium's options for growth and raising cash in the public markets and the reasons why management believed the proposed transaction with QLT was the most strategically attractive alternative currently available. The Transaction Committee further discussed how to continue to build value for Auxilium's stockholders and how the transaction would enhance the ability of Auxilium to execute on a growth strategy that includes future acquisitions and licensing transactions. The Transaction Committee discussed the various benefits and risks to Auxilium and its stockholders associated with the transaction. Representatives of Deutsche Bank reviewed with the Transaction Committee certain preliminary financial analyses relating to the transaction and certain financial assumptions provided by Auxilium's management, including how such assumptions had been updated based on information made available during due diligence since the last presentation to the Transaction Committee. Representatives of Deutsche Bank also reviewed information relating to QLT's cash position and uses of its cash resources. Members of the Transaction Committee also discussed with representatives of Deutsche Bank alternatives for raising cash and the dilutive impact of such alternatives on Auxilium's stockholders. Members of Auxilium management and representatives of Deutsche Bank then updated the Transaction Committee on the status of negotiations with QLT. Members of Auxilium management reviewed the retention of Houlihan Lokey as an additional financial advisor to Auxilium and the status of Auxilium's management's diligence regarding a potential out-license of QLT's retinoid product to a third party. A representative of Deutsche Bank then updated the Transaction Committee on the ability of Deutsche Bank AG, New York Branch and Deutsche Bank to provide a commitment to refinance Auxilium's credit facility, if necessary, as a backstop if Auxilium was not able to obtain required consents under its existing credit facility. The Transaction Committee unanimously expressed its support for continuing to pursue the proposed transaction with QLT.

        On June 6 and 7, 2014, QLT's Strategic Action Committee participated in multiple telephone calls with representatives of MOI, Nutter and Credit Suisse and discussed proposed revisions to the draft merger agreement with Auxilium, including a downward adjustment in the number of shares of QLT that would be issued to Auxilium's stockholders in the event of a decline in Auxilium's share price following the signing of a merger agreement and an adjustment to the equity exchange ratio based on certain aspects of the potential retinoid transaction. In addition, representatives of MOI provided a summary of the most recent revisions to the draft arrangement agreement with Company D. The Strategic Action Committee and QLT's legal advisors then considered and compared the current proposals of each of Auxilium and Company D from a structural, economic and legal perspective, including the proposed conditions to closing of each transaction, the expected time to complete each transaction and the required regulatory, shareholder and third party consents for each transaction. In addition, the Strategic Action Committee considered tax aspects of each of the proposed transactions, the potential value to be received by QLT shareholders in each transaction and the impact on QLT's other stakeholders. The Strategic Action Committee considered the potential risks and benefits of each of the transactions to QLT and its shareholders and determined to continue with negotiations with both Auxilium and Company D and maintain the competitive process in order to maximize the value of a potential transaction to QLT and its shareholders.

        On June 7, 2014, representatives of Skadden delivered to Auxilium's management a legal due diligence memorandum regarding the diligence conducted by Skadden regarding QLT.

        On the evening of June 7, 2014, representatives of Auxilium and its advisors engaged in negotiations with representatives of QLT and its advisors, following which representatives of MOI provided a revised draft of the merger agreement to Skadden. On June 8, 2014, representatives of MOI provided a revised draft of the arrangement agreement to Company D.

        During the week of June 9, 2014, QLT's Strategic Action Committee met numerous times with QLT's legal and financial advisors to discuss the risks and benefits of the revised terms of the draft merger agreement with Auxilium and the draft arrangement agreement with Company D and the relative terms of the two proposed transactions, including the value of each transaction to QLT and its shareholders, the impact on QLT's other stakeholders, the terms of the transactions, including termination fees, price collars, conditions to closing, third party consents and officers and directors of the surviving company in each case, as well as the potential terms of a retinoid licensing transaction with Company X. QLT's management and legal advisors also continued their due diligence investigation of both Auxilium and Company D during this week. In addition, QLT's management and Company X reached a preliminary, non-binding understanding on the economic terms of the proposed out-license of the synthetic retinoid program to Company X, subject to negotiation of a term sheet and a definitive agreement. The Strategic Action Committee considered the proposed terms of the proposed out-license, including the ability of Company X to obtain the necessary financing and the risk to QLT if such financing could not be obtained and the out-license could not be completed with Company X, and determined to instruct QLT's management to proceed with the negotiation of a term sheet with Company X.

        On June 10, 2014, representatives of Auxilium and its advisors engaged in negotiations with representatives of QLT and its advisors, following which representatives of Skadden provided a revised draft of the merger agreement to MOI and Nutter.

        QLT's management and representatives from Nutter prepared a detailed non-binding term sheet containing the structure and proposed terms of the out-license of the synthetic retinoid program to Company X. On June 10, 2014 representatives of Nutter provided Auxilium with a draft of the proposed term sheet with Company X.

        On June 12, 2014, QLT informed Company D that it needed to increase the value of its proposal in order to remain in QLT's strategic review process. Company D responded that it was prepared to do so, provided that QLT agreed to negotiate exclusively with Company D.

        Also on June 12, 2014, Auxilium's Transaction Committee held a telephonic meeting to further discuss the potential transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. At this meeting, Mr. Adams summarized the progress that had been made on the transaction negotiations since the Transaction Committee's last meeting. Mr. Adams also summarized the status of the potential out-licensing transaction involving QLT's retinoid product. A representative of Deutsche Bank then summarized his discussion with representatives of Credit Suisse regarding certain modifications to the merger agreement requested by QLT, including a downward adjustment to the number of shares of QLT that would be issued to Auxilium stockholders in the event that the trading price of Auxilium's common stock were negatively impacted following the signing of the merger agreement. The Transaction Committee expressed its unanimous support for management continuing to negotiate with QLT but without agreeing to the downward adjustment requested by QLT.

        Also on June 12, 2014, immediately following Auxilium's Transaction Committee meeting, Auxilium's full Board of Directors held a telephonic meeting to discuss the potential transaction. Members of Auxilium's senior management and representatives of Skadden and Morgan Lewis also attended the meeting. At this meeting, the Auxilium Board of Directors discussed, among other things, the progress of the proposed transaction with QLT and the status of the proposed out-licensing of the QLT retinoid product to a third party.

        On June 13, 2014, the QLT Board of Directors held a meeting, together with QLT's management and representatives of MOI, Nutter and Credit Suisse, to discuss the status of the negotiations with Auxilium and the request from Company D that QLT agree to negotiate exclusively with Company D. The QLT Board of Directors again considered and compared the two proposals, including the terms, pricing, structure and timing with respect to each proposal and business, products, prospects and due diligence matters with respect to Auxilium and Company D, as well as the changes to such matters and the applicable transaction agreements since the last meeting of the QLT Board of Directors. QLT's management also updated the QLT Board of Directors on their ongoing due diligence review of both Auxilium and Company D. Given the status of the negotiations with both parties, and the assessment of the value of the two proposals with the business and prospects of Auxilium and Company D at such time, the QLT Board of Directors determined that it would not agree to negotiate exclusively with Company D. The QLT Board of Directors and QLT's legal advisors then held an in-depth discussion regarding the outstanding issues with respect to the terms of the proposed merger agreement with Auxilium, including the request for a downward adjustment in the number of shares of QLT to be issued to Auxilium stockholders in the event of a decline in Auxilium's share price, potential conditions to closing (including the closing of a retinoid transaction, the receipt of consents from Auxilium's lenders and the absence of any changes in tax laws on or before October 31, 2014), an adjustment to the equity exchange ratio based on certain aspects of the retinoid transaction, the amount of termination fees payable by each party and the circumstances under which such fees would be payable, and the composition of the board of directors of QLT upon consummation of the proposed transaction.

        After the meeting, Messrs. Aryeh and Meckler communicated to Company D QLT's decision not to negotiate exclusively with Company D and Company D declined to modify the consideration under its proposal but indicated that it was planning to continue their scientific and financial diligence to determine if its proposal could be improved and was open to continuing discussions. Thereafter, Company D made no new proposals.

        Following the meeting of QLT's Board of Directors on June 13, 2014, representatives of MOI communicated to Skadden a summary of the outstanding issues discussed at the QLT Board of Directors meeting. Over the next two days, QLT's and Auxilium's respective senior management, together with representatives of MOI, Nutter, Credit Suisse, Skadden and Deutsche Bank participated in numerous calls to negotiate the outstanding issues and possible revisions to the proposed merger agreement. On June 15, 2014, representatives of Skadden provided Auxilium's response to the outstanding issues previously presented by QLT.

        During the week of June 15, 2014, members of the Strategic Action Committee participated in regular calls with QLT's legal and financial advisors during which they reviewed updates on the negotiations with respect to the merger agreement with Auxilium. The Strategic Action Committee discussed the progress that had been made, noting that Auxilium had agreed that the signing or closing of a retinoid transaction would not be a condition to closing and had agreed to QLT's proposed adjustment to the equity exchange ratio based on the failure to close a retinoid transaction concurrently with the merger, and had agreed to QLT's proposed termination fees. The Strategic Action Committee also discussed the risks associated with accepting Auxilium's position on issues that remained outstanding, including whether Auxilium would bear the risk of changes in tax law after October 31, 2014 that could reduce the benefits of the transaction to the combined company and whether there would be any adjustment to the equity exchange ratio in the event of a decline in Auxilium's share price following the signing of the merger agreement.

        On June 16, 2014, Auxilium's Transaction Committee held a telephonic meeting to discuss the status of the proposed transaction between Auxilium and QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. At this meeting, Mr. Adams summarized the progress that had been made since the Transaction Committee's last meeting, including QLT's proposal to sign a definitive transaction agreement with a term sheet for the proposed out-license of QLT's retinoid product instead of a definitive licensing agreement, and in the event that QLT received aggregate cash consideration of less than $25 million pursuant to a out-licensing transaction for QLT's retinoid product (or if no such out-licensing transaction occurred), there would be an upward adjustment to the number of shares of QLT that would be issued to Auxilium shareholders. The Transaction Committee, Auxilium's management and representatives of Deutsche Bank discussed the potential consequences to Auxilium of moving forward with a transaction with QLT without certainty that the QLT retinoid product would be out-licensed.

        A representative of Deutsche Bank then provided an update on the principal transaction issues raised by QLT that remained outstanding, including, among others, (i) QLT's proposal that Auxilium bear the risk of changes in tax law that could reduce the benefits of the transaction to the combined company and (ii) QLT's request for a downward adjustment to the number of shares of QLT that would be issued to Auxilium stockholders in the event of a decline in Auxilium's share price following the signing of a merger agreement. The Transaction Committee, Auxilium's management and representatives of Deutsche Bank discussed such proposed terms of QLT and related risks. The Transaction Committee then asked management to convene a subsequent meeting to discuss the downward adjustment provision proposed by QLT.

        The Transaction Committee also discussed the potential refinancing of Auxilium's credit facility. A representative of Deutsche Bank outlined the terms of a proposed commitment by Deutsche Bank AG, New York Branch and Deutsche Bank to provide backstop financing in an amount of $225 million to refinance Auxilium's outstanding credit facility in the event that Auxilium was not able to obtain required consents for a transaction under its existing facility. Thereafter, Mr. Adams outlined a proposal submitted by another institution, referred to in this joint proxy statement/prospectus as "Financing Source B" to refinance the credit facility. Mr. Adams stated that Financing Source B was in the process of revising its proposed terms.

        On the following day, June 17, 2014, Auxilium's Transaction Committee held a telephonic meeting. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, E&Y and Morgan Lewis also attended. The purpose of the meeting was to discuss in further detail several transaction issues: a proposal by QLT for a downward adjustment to the number of shares of QLT that would be issued to Auxilium stockholders in the event of a decline in Auxilium's share price following the signing of a merger agreement, a proposal by QLT that Auxilium bear the risk of tax law changes occurring after October 31, 2014, that could reduce the benefits of the transaction to the combined company, and the lack of certainty of an out-license of the QLT retinoid product being agreed to by the signing of the transaction with QLT. The Transaction Committee, Auxilium's management, and representatives of Deutsche Bank and Skadden discussed QLT's proposed changes, how the changes would affect the potential benefits and risks of the proposed transaction to Auxilium and its stockholders and the strategic opportunities that the proposed transaction presented, including strengthening Auxilium's M&A growth strategy going forward. After this discussion, the Transaction Committee determined that QLT's request for a downward adjustment to the number of shares of QLT that would be issued to Auxilium stockholders in the event of a decline in Auxilium's share price following the signing of a merger agreement was unacceptable, but that in lieu thereof it would support an approximately 3% reduction to the proposed equity exchange ratio, and that the other changes proposed by QLT were acceptable.

        On the same day, QLT's Strategic Action Committee held a telephonic meeting with representatives of Nutter and Credit Suisse. The Strategic Action Committee discussed the risk to QLT's shareholders of eliminating the proposed downward adjustment, including the possibility of a decline in the price of Auxilium's common stock following a signing of the merger agreement. After this discussion, the Strategic Action Committee determined that it would consider foregoing a downward adjustment if Auxilium agreed to a reduction in the equity exchange ratio.

        Also on June 17, 2014, representatives of Skadden provided their comments on the draft of the term sheet for the out-license of the retinoid program with Company X.

        Between June 17 and June 19, 2014, revised drafts of the merger agreement were exchanged between representatives of Skadden and representatives of MOI and Nutter, and QLT and Auxilium continued to negotiate the terms of the proposed transaction. Over the course of the negotiations, Auxilium agreed to enhance the value of its proposal by, among other things, decreasing the equity exchange ratio by approximately 3%, and agreeing to the conditions under which the termination fee would be payable to QLT in the event the merger agreement is terminated for certain specified reasons. In exchange, QLT agreed to forego a downward adjustment to the number of shares of QLT that would be issued to Auxilium stockholders in the event of a decline in Auxilium's share price following the signing of a merger agreement.

        On June 19, 2014, the Auxilium Board of Directors held an in person meeting to discuss the proposed transaction with QLT. Members of Auxilium's senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and E&Y also attended the meeting. At this meeting, Skadden made a presentation regarding the fiduciary duties of directors in considering the proposed transaction, the standards used by the courts in reviewing the directors' discharge of their fiduciary duties and considerations for the Auxilium Board of Directors in connection with considering a possible transaction. Mr. Adams next reviewed Auxilium's management's strategic rationale for the transaction. The Transaction Committee then described the actions and process undertaken by the Transaction Committee in reviewing and evaluating the proposed transaction and indicated that it expected that it would unanimously recommend the transaction with QLT to the full Auxilium Board of Directors for approval as being in the best interests of Auxilium and its stockholders provided the remaining open issues could be resolved in a satisfactory manner. Members of management then reviewed the transaction issues that had been resolved since the last meeting of Auxilium's Board of Directors and summarized the issues that remained open. Representatives of Deutsche Bank described how the recommended transaction structure had changed since the prior meeting of the Auxilium Board of Directors, and that under the current proposed transaction, Auxilium stockholders' pro-forma ownership of the combined company on a fully diluted basis would be approximately 76% of the outstanding shares. The Auxilium Board of Directors and management also discussed the status of the proposed out-licensing of QLT's retinoid program to a third party, the strategic implications of not executing a definitive agreement for the proposed out-license at the time of signing the merger agreement, including the potential consequences to the combined company's cash flow of not consummating the proposed out-license.

        At this meeting, representatives of Deutsche Bank reviewed with the Auxilium Board of Directors certain preliminary financial analyses relating to the transaction and discussed changes to certain assumptions since the prior meeting of the Auxilium Board of Directors. Representatives of Skadden then summarized the material terms of the merger agreement, the changes thereto since the prior meeting of the Auxilium Board of Directors and the issues that remained open. Auxilium's management then discussed its plans for implementing Auxilium's M&A strategy post-closing. The Auxilium Board of Directors also received an update on the lender consents under its existing credit facility that would be required as a condition precedent to the closing of a transaction with QLT as well as the terms of the two potential alternative backstop sources of financing in the event that Auxilium was not able to obtain the required consent under its existing facility: the proposed commitment by Deutsche Bank AG, New York Branch and Deutsche Bank for a backstop facility and the revised proposal for refinancing received from Financing Source B. The Auxilium Board of Directors reviewed the differences between the two potential backstop sources of financing.

        Also on June 19, 2014, representatives of Skadden delivered a draft voting agreement to MOI and Nutter, the execution of which by certain major shareholders of QLT was a condition to the signing of the merger agreement. Over the course of the next several days, confidentiality agreements were entered into with several significant QLT shareholders. During the course of the following week, representatives of Nutter and Skadden negotiated the terms of the voting agreements with the three QLT shareholders and made certain changes on behalf of QLT's shareholders, and on June 25, 2014, voting agreements were entered into with three QLT shareholders representing approximately 32.2% of the outstanding QLT shares.

        On June 21, 2014, the QLT Board of Directors held a meeting at which the Strategic Action Committee provided an update on the negotiations with Auxilium, as well the proposed out-licensing of QLT's retinoid program to Company X. Members of QLT's senior management and representatives of Credit Suisse, Nutter and MOI also attended the meeting. At this meeting, a representative of MOI provided a summary of the changes in the terms of the proposed merger agreement with Auxilium and summarized the issues that had been resolved since the last meeting of the QLT Board of Directors, as well as those issues that remained open. The Strategic Action Committee also updated the QLT Board of Directors on Auxilium's negotiations with two potential sources of financing to provide a backstop in the event that Auxilium was unable to obtain the consent of its lenders to the proposed merger. The Strategic Action Committee also updated the QLT Board of Directors on the status of negotiations with respect to the potential out-license of the retinoid program to Company X and informed the QLT Board of Directors that Nutter had prepared a proposed term sheet, which had been reviewed by Skadden on behalf of Auxilium. The term sheet was delivered to Company X on June 21, 2014.

        The meeting of the QLT Board of Directors was followed by a meeting of the Strategic Action Committee to discuss in detail the remaining open issues with respect to the proposed merger, including which party would bear the risks of changes in tax law, whether the closing of the merger would be conditional on receipt of an opinion from counsel with respect to the tax treatment of the merger and Auxilium's consent rights to the terms of a retinoid transaction. The Strategic Action Committee reviewed the transaction as a whole and considered the effect on the value of the transaction to QLT's shareholders of various possible resolutions of the open issues and instructed QLT's management to continue to negotiate with Auxilium on the open issues.

        Also on June 21, 2014, representatives of Skadden provided a revised draft of the merger agreement to MOI and Nutter.

        On June 22, 2014, Auxilium's Transaction Committee held a telephonic meeting. Members of Auxilium senior management and representatives of Deutsche Bank, Skadden, Morgan Lewis and Houlihan Lokey also attended the meeting. At this meeting, representatives of Skadden reviewed the remaining open points in the merger agreement, including, among others, (i) whether the delivery to Auxilium of a Skadden tax opinion that the combined company would not be treated as a U.S. domestic corporation for federal tax purposes under Section 7874 of the Code would be a condition precedent to the closing of the transaction, (ii) whether the number of QLT designees who would continue to serve on the board of directors of QLT upon consummation of the proposed transaction would be one of eight or two of nine, and (iii) the potential consequence to Auxilium and its stockholders of not out-licensing the QLT retinoid program, and of QLT's proposal that if Auxilium withheld its consent to an out-licensing of the QLT retinoid program to a third party on terms no less favorable than those set forth in the proposed term sheet from the current potential counterparty to the out-licensing transaction, the equity exchange ratio would not increase. A representative of Deutsche Bank reviewed the status of the issues with respect to the proposed out-licensing of QLT's retinoid program. The Transaction Committee, Auxilium's management and representatives of Deutsche Bank then discussed the potential financial and economic consequence for Auxilium and its stockholders of not out-licensing QLT's retinoid program, and of QLT's proposal that if Auxilium were to withhold consent to an out-licensing of QLT's retinoid program on terms no less favorable than those set forth in the proposed term sheet, the equity exchange ratio would not increase. The Transaction Committee also received an update from Houlihan Lokey on the status of Houlihan Lokey's valuation analyses. The Transaction Committee also discussed the scope of issues outstanding with regard to the backstop financing alternatives then being pursued in a dual track negotiation process with each of Deutsche Bank AG, New York Branch and Deutsche Bank, on the one hand, and Financing Source B, on the other, as well as the proposed communication plan relating to the announcement of the proposed transaction.

        On the same day, representatives of MOI provided a revised draft of the merger agreement to Skadden.

        On June 23, 2014, Company X provided QLT with a revised draft of the term sheet with respect to the out-license of the retinoid program. Also on June 23, 2014, Auxilium provided draft documents with respect to the backstop facility to QLT and its legal advisors for review.

        On June 23 and 24, 2014, the QLT Board of Directors held an in-person meeting in Toronto, Canada, together with QLT's management and legal and financial advisors (some of whom participated by teleconference), to discuss legal and financial matters relating to the proposed transaction. At this meeting, a representative of MOI updated the QLT Board of Directors on the matters relating to the merger agreement with Auxilium that had been resolved since the last meeting. At this time, open issues were the determination of the final exchange ratio, the precise requirements of the Skadden tax opinion that the combined company would not be treated as a U.S. domestic corporation for federal tax purposes under Section 7874 of the Code that would be delivered to Auxilium as a condition precedent to the closing of the transaction and the number of current members of the QLT Board of Directors who would serve on the board of directors of QLT upon the consummation of the proposed transaction. After lengthy discussion and consideration of all relevant factors, including the likelihood that Auxilium would be able to obtain the tax opinion and potential impact to QLT if the merger were to fail to close, the QLT Board of Directors determined that the receipt of the Skadden tax opinion was an acceptable condition precedent to the closing of the merger. In addition, QLT's management and representatives of Nutter and MOI discussed with the QLT Board of Directors their due diligence review of Auxilium and their views with respect to prospects of Auxilium's business, including its existing product lines and products in development and its cash position. MOI provided a review of the terms of the merger agreement and the fiduciary obligations of a board of directors of a corporation organized under the laws of British Columbia when considering a business combination. Credit Suisse reviewed with the QLT Board of Directors its preliminary financial analysis of the equity exchange ratio. The QLT Board of Directors then discussed status of the proposed out-license of QLT's retinoid program to Company X, including the proposed changes to the terms of the transaction reflected in Company X's comments to the term sheet, the consequences of not executing the proposed out-license on the value of the transaction to QLT's shareholders, and the potential consequences to the combined company of not consummating the proposed out-license. In addition, the QLT Board of Directors discussed the adequacy of the backstop facility that Auxilium proposed to obtain and the risks associated with Auxilium failing to obtain the required consents under its existing facility. Finally, the QLT Board of Directors considered possible alternatives to the proposed merger and out-license, the cost of pursuing a different strategic alternative, and the risks and benefits to QLT and its shareholders of the proposed transaction.

        After lengthy discussion and due consideration of all related matters, including other matters described under "—Recommendation of the QLT Board of Directors; QLT Reasons for the Merger" beginning on page 126 of this joint proxy statement/prospectus, the QLT Board of Directors unanimously determined that entering into the merger agreement with Auxilium was in the best interests of QLT and its shareholders and authorized and approved, conditional upon approval by the directors of the final exchange ratio, the merger agreement on substantially the terms presented to the QLT Board of Directors, subject to the final approval of the Strategic Action Committee of the final form of the merger agreement.

        On June 23, 2014, Auxilium's Transaction Committee held a telephonic meeting. Members of Auxilium's senior management and representatives of Deutsche Bank, Houlihan Lokey, Skadden and Morgan Lewis also attended the meeting. At this meeting, representatives of Skadden provided an update on the transaction issues that had been discussed at the prior meeting of the Transaction Committee and noted that the delivery of a Skadden tax opinion to Auxilium as a condition precedent to the closing of the transaction remained an unresolved issue. After discussion, the Transaction Committee expressed its unanimous support for requiring the Skadden tax opinion condition and instructed management and the advisors to convey this position to QLT. The Transaction Committee and Auxilium's management discussed the status of the potential proposed financing commitment of $225 million as a backstop from Deutsche Bank AG, New York Branch and Deutsche Bank in the event Auxilium was not able to obtain required consents for the transaction under its current credit facility. The Transaction Committee and Auxilium's management discussed the potential financial and other impact of consummating the proposed transaction with the Deutsche Bank backstop. Auxilium's management also provided an update that discussions with Financing Source B for a refinancing of Auxilium's current credit facility had terminated and described the issues that could not be resolved with Financing Source B.

        On June 24, 2014, representatives of Skadden provided a revised draft of the merger agreement to MOI and Nutter.

        Also on June 24, 2014, the Transaction Committee held a telephonic meeting. Members of Auxilium's senior management and representatives of Deutsche Bank, Houlihan Lokey, Skadden and Morgan Lewis also attended the meeting. At this meeting, representatives of Skadden indicated that QLT had accepted Auxilium's position that conditions to closing under the merger agreement would include the delivery of the tax opinion from Skadden that the combined company would not be treated as a U.S. domestic corporation for federal tax purposes under Section 7874 of the Code. Auxilium's management then described QLT's request to have two of its board members serve on the Board of Directors of QLT upon the consummation of the proposed transaction and the Transaction Committee expressed its support for providing two seats, provided that the Board of Directors of QLT upon the consummation of the proposed transaction would be expanded from seven to nine directors and that the individuals selected to serve have the necessary qualifications, as determined by the Nominating and Corporate Governance Committee of the Board of Directors of Auxilium. The Transaction Committee determined it would support unanimously recommending to the full Auxilium Board of Directors that it proceed to approving and entering into the merger agreement on the terms reviewed with the Transaction Committee.

        On June 25, 2014, representatives of Skadden provided a further revised draft of the merger agreement to MOI and Nutter.

        On the evening of June 25, 2014, the QLT Board of Directors held a telephonic meeting to review and consider the final terms of the proposed merger agreement, including the final equity exchange ratio (which had not changed from the previous day). Members of QLT senior management and representatives of MOI, Nutter and Credit Suisse also attended the meeting. At this meeting, Credit Suisse reviewed with the QLT Board of Directors its financial analysis of the equity exchange ratio and rendered to the Board of Directors an oral opinion, confirmed by delivery of a written opinion dated June 25, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the equity exchange ratio provided for in the merger was fair, from a financial point of view, to QLT. Also at this meeting, representatives of MOI provided a review of the final terms of the merger agreement. After discussion of such matters and the other matters described under "—Recommendation of the QLT Board of Directors; QLT Reasons for the Merger" beginning on page 126 of this joint proxy statement/prospectus and due consideration of all relevant matters, the QLT Board of Directors unanimously authorized and approved the final exchange ratio and determined that the merger is fair, from a financial point of view, to QLT and is in the best interests of QLT and its shareholders and, accordingly, authorized QLT to enter into, execute and perform all of its obligations under the merger agreement. The QLT Board of Directors also unanimously recommended that QLT shareholders vote in favor of approval of the issuance of QLT common shares necessary to effect the merger and the issuance of such other common shares of QLT as contemplated by the merger agreement.

        On the evening of June 25, 2014, the Auxilium Board of Directors held a telephonic meeting to discuss the approval of the merger agreement and related documentation. Prior to this meeting, members of the Auxilium Board of Directors had received a description of the material provisions of the merger agreement and voting agreements, as well as draft resolutions and presentation materials from each of Skadden, Deutsche Bank and Houlihan Lokey. Also attending this meeting were representatives of Deutsche Bank, Houlihan Lokey, Skadden, Morgan Lewis and Radford.

        At this meeting, representatives of Skadden reviewed the fiduciary duties of directors in considering the transaction and described the terms of the merger agreement and the changes since the meeting of the Auxilium Board of Directors on June 19, 2014. Representatives of Skadden also reviewed the background for, and operation of, the 15% excise tax potentially payable with respect to stock-based compensation grants held by directors and Section 16 officers and described the process and analysis undertaken by the Compensation Committee that led to the Committee's recommending that the excise tax, together with the resulting additional income tax, be reimbursed. Dr. Fetzer, as Chairman of the Compensation Committee, then explained the basis for the Compensation Committee's unanimous determination that the reimbursement was the best alternative as discussed at the June 4, 2014 Compensation Committee meeting, and recommended the reimbursement alternative to the Board of Directors for approval. Members of Auxilium's senior management also reviewed the status of the proposed terms of the retinoid out-license transaction as well as the need to obtain consent from Auxilium's lenders under the terms of Auxilium's senior secured credit facility, and representatives of Morgan Lewis described the material terms of the $225 million backstop financing from Deutsche Bank, in the event that Auxilium is not able to obtain the lender consent under Auxilium's existing facility on favorable terms.

        Representatives of Deutsche Bank reviewed with the Auxilium Board of Directors their presentation regarding the financial aspects of the proposed transaction that had been provided to the Auxilium Board of Directors, including their valuation analyses. At the conclusion of their presentation, representatives of Deutsche Bank rendered an oral opinion, which was later confirmed by delivery of a written opinion dated June 25, 2014, that, as of June 25, 2014 and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, that the equity exchange ratio of 3.1359 per share of Auxilium's common stock was fair, from a financial point of view, to holders of Auxilium common stock.

        Representatives of Houlihan Lokey (without representatives of Deutsche Bank being present) then reviewed with the Auxilium Board of Directors the presentation that had been provided to the Auxilium Board of Directors regarding their valuation analyses of the proposed transaction. At the conclusion of its presentation, Houlihan Lokey verbally rendered its opinion to the Auxilium Board of Directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey's written opinion addressed to the Auxilium Board of Directors dated as of June 25, 2014) to the effect that, as of that date and based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion, and taking into account the transactions, that the equity exchange ratio of 3.1359 per share of Auxilium's common stock was fair to Auxilium's stockholders from a financial point of view.

        Following these presentations, the Auxilium Board of Directors discussed the proposed transaction and unanimously approved, among other things, the merger agreement, substantially in the form presented to the Auxilium Board of Directors, the transactions contemplated by the merger agreement and certain related matters. The Auxilium Board of Directors also unanimously determined to recommend that Auxilium stockholders vote in favor of adoption of the merger agreement and approval of the transactions contemplated thereby and directed management to convene a special meeting of, and solicit voting proxies from, Auxilium stockholders for the approval of the proposed merger.

        On the evening of June 25, 2014, representatives of MOI provided the final version of the merger agreement to Skadden and Auxilium and the parties executed and delivered the merger agreement and the QLT stockholder voting agreements. See "The Merger Agreement" beginning on page 191 of this joint proxy statement/prospectus for a discussion of the terms of the merger agreement. Prior to the opening of the U.S. financial markets on June 26, 2014, QLT and Auxilium issued a joint press release publicly announcing the execution of the merger agreement and the details of the proposed merger.

Recommendation of the Auxilium Board of Directors; Auxilium's Reasons for the Merger

        At its meeting on June 25, 2014, the Auxilium Board of Directors unanimously approved the merger agreement and the transactions contemplated thereby, including the merger. The Auxilium Board of Directors unanimously recommends that the stockholders of Auxilium vote for the adoption of the merger agreement and approval of the transactions contemplated thereby and for the other proposals to be considered at the Auxilium special meeting.

        The Auxilium Board of Directors considered many factors in making its decision to recommend the adoption of the merger agreement and approval of the transactions contemplated thereby. In arriving at its decision, the Auxilium Board of Directors consulted with Auxilium's senior management, legal advisors, financial advisors, accounting advisors and other advisors, reviewed a significant amount of information, considered a number of factors and concluded in their business judgment that the transactions are likely to result in significant strategic and financial benefits to Auxilium and its stockholders, including:

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  the creation of a stronger diversified specialty pharmaceutical company with a capital structure that will position Auxilium to accelerate its medium and long-term strategy of expansion and growth;

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  the creation of an efficient platform to drive expected shareholder value creation through focused investments in R&D and the continued pursuit of new products and mergers and acquisitions on a more competitive basis due to the operational, financial and tax benefits associated with a Canadian domicile;

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  the broadening of Auxilium's portfolio and geographic reach through its combination with QLT's Canadian businesses;

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  the combination with a corporation incorporated in British Columbia will provide a more efficient international holding company structure for Auxilium, resulting, longer term, in enhanced global cash management flexibility and reduced tax costs;

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  the anticipated credit profile of the combined company, which is expected to provide the combined company with increased access to cash and better access to capital markets;

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  the opportunity for ongoing transaction benefits resulting from the expected reduction in the combined company's effective tax rate;

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  the addition of another orphan disease program with the potentially phase 3-ready asset in retinal disease and a broad portfolio of long-dated patents issued and in application; and

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  the potential opportunity to effect a sale, license, sublicense or co-development arrangement involving QLT's retinoid development program that could result in further financial benefits to the combined company, and increase in the equity exchange ratio under the merger agreement in the event such an arrangement on the contemplated economic terms is not consummated, or the cash proceeds received in connection with such an arrangement are less than $25 million, at closing of the proposed merger.

        These beliefs are based in part on the following factors considered by the Auxilium Board of Directors:

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  the anticipated market capitalization, strong balance sheet, liquidity and capital structure of the combined company;

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  that Auxilium's and QLT's product lines and geographic footprints are complementary and do not present significant areas of overlap;

  •
  the value represented by the expected cash position of the combined company;

  •
  QLT's business, operations, financial condition and future prospects;

  •
  the likelihood that the transactions will be completed on a timely basis and the limited number of conditions to QLT's obligation to complete the transactions;

  •
  the fact that the transactions are subject to the adoption of the merger agreement by the Auxilium stockholders;

  •
  the fact that Auxilium's obligation to consummate the transactions is subject to (i) Auxilium's receipt of the Section 7874 opinion from Skadden, dated as of the closing date of the transactions, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause QLT to be treated as a U.S. domestic corporation for U.S. federal income tax purposes from and after such date, provided that such opinion may only take into account the law in effect on the earlier of the Closing Date and October 31, 2014 and (ii) on or before October 31, 2014, there shall have been no change in applicable tax law or official interpretation set forth in published guidance by the IRS, and there shall have been no bills passed by the U.S. House of Representatives and Senate that would implement such a change that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a U.S. domestic corporation for U.S. federal income tax purposes;

  •
  that, subject to certain limited exceptions, QLT is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing any information to any third party regarding or entering into any agreement providing for any other acquisition of QLT;

  •
  that QLT must pay a termination fee of $14.2 million if the merger agreement is terminated under certain circumstances specified therein;

  •
  the need for Auxilium to obtain necessary third party and lender consents under, or necessary amendments to, its debt instruments in connection with the transaction, or arrange for a suitable refinancing of some or all of its debt instruments on terms and conditions substantially set forth in the DB facility commitment letter;

  •
  the financial statements of QLT and the unaudited prospective financial information of Auxilium and QLT;

  •
  the current and prospective economic environment in the healthcare industry, including the potential for further consolidation;

  •
  the cash management and resultant tax benefits to Auxilium through the combination with a corporation incorporated in British Columbia, the benefits of which will accrue to Auxilium stockholders as shareholders of the combined company following the merger;

  •
  the financial analyses reviewed and discussed with the Auxilium Board of Directors by representatives of Deutsche Bank, as well as the oral opinion of Deutsche Bank rendered to the Auxilium Board of Directors on June 25, 2014 (which was subsequently confirmed in writing by delivery of a written opinion dated June 25, 2014) that, subject to the assumptions, limitations, qualifications and conditions contained in the written opinion, the equity exchange ratio of 3.1359 was fair, from a financial point of view, to the holders of Auxilium common stock;

  •
  the financial analyses reviewed by Houlihan Lokey with the Auxilium Board of Directors as well as the verbal opinion of Houlihan Lokey rendered to the Auxilium Board of Directors on June 25, 2014 (which was subsequently confirmed in writing by delivery of Houlihan Lokey's written opinion addressed to the Auxilium Board of Directors dated as of June 25, 2014), as to the fairness, from a financial point of view and as of such date, to the holders of Auxilium common stock of the equity exchange ratio provided for in the merger pursuant to the merger agreement, which opinion took into account the merger, and was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion (See "The Merger—Opinions of Auxilium's Financial Advisors"); and

  •
  the current and prospective economic condition of Auxilium and increasing competitive challenges and constraints facing Auxilium.

        In the course of its deliberations, the Auxilium Board of Directors also considered a variety of risks and other potentially negative factors, including the following:

  •
  the fixed exchange ratio will not adjust upwards to compensate for changes in the price of Auxilium's common stock or QLT's common shares prior to the effective time of the merger;

  •
  the earnings dilution to Auxilium stockholders resulting from the proposed merger;

  •
  the risk arising from provisions in the merger agreement relating to the potential payment of a $28.4 million termination fee by Auxilium under certain circumstances specified in the merger agreement;

  •
  the fact that, subject to certain limited exceptions, Auxilium is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing any information to any third party regarding or entering into any agreement providing for the acquisition of Auxilium;

  •
  the possibility of a change in tax law after October 31, 2014 that would result in the combined company being subject to U.S. federal income tax as a domestic corporation from and after the closing date;

  •
  the fact that the merger is expected to be taxable for U.S. federal income tax purposes to the Auxilium stockholders;

  •
  the restrictions on the conduct of Auxilium's business prior to the completion of the transactions, which could delay or prevent Auxilium from undertaking any potential business opportunities that may arise pending completion of the merger;

  •
  the adverse impact that business uncertainty pending the effective time of the transactions could have on Auxilium's and QLT's ability to attract, retain and motivate key personnel until the effective time of the merger;

  •
  the fact that Auxilium has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated;

  •
  the risk that the forecasted results in the unaudited prospective financial information of Auxilium and QLT will not be obtained;

  •
  the risk that the merger may not be consummated despite the parties' efforts or that consummation may be unduly delayed and the potential resulting disruptions to Auxilium's businesses and relationships;

  •
  the risk that the merger may not be consummated due to a failure of any condition to closing to be satisfied, including due to a failure of QLT shareholders to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement or due to an inability of Auxilium's tax counsel to deliver the Section 7874 opinion as described above;

  •
  the risk that New Auxilium may not be able to execute on its mergers and acquisitions, commercial development and licensing strategy and, thereby, realize the operational, financial and tax benefits of its Canadian domicile;

  •
  the risk that New Auxilium may not generate the levels of EBITDA necessary to realize the anticipated benefits of the merger;

  •
  the challenges posed by the combination of two business enterprises of the size and scope of Auxilium and QLT, including the possibility that the anticipated benefits sought to be obtained from the transactions might not be achieved in the time frame contemplated or at all or the other numerous risks and uncertainties which could adversely affect Auxilium's operating results; and

  •
  the risk that changes in law or regulation could adversely impact the expected benefits of the merger to Auxilium and its stockholders.

        After considering the foregoing potentially negative and potentially positive factors, the Auxilium Board of Directors unanimously concluded, in their business judgment, that the potentially positive factors relating to the merger agreement and the transactions contemplated thereby (including the merger) substantially outweighed the potentially negative factors.

        The foregoing discussion of the information and factors considered by the Auxilium Board of Directors is not exhaustive but is intended to reflect the material factors considered by the Auxilium Board of Directors in its consideration of the merger. In view of the complexity, and the large number, of the factors considered, the Auxilium Board of Directors, both individually and collectively, did not find it practicable to and did not attempt to quantify or assign any relative or specific weight to the various factors. Rather, the Auxilium Board of Directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Auxilium Board of Directors may have given different weights to different factors.

        The foregoing discussion of the information and factors considered by the Auxilium Board of Directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99.

Recommendation of the QLT Board of Directors; QLT's Reasons for the Merger

        At a meeting held on June 25, 2014, the QLT Board of Directors unanimously approved the merger and the other transactions contemplated by the merger agreement, including the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement and determined that the merger and the issuance of QLT shares pursuant to the merger were advisable and in the best interests of QLT and its shareholders. Accordingly, the QLT Board of Directors recommends that QLT shareholders vote "FOR" the resolution approving the issuance of the QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement and the other proposals set forth in this joint proxy statement/prospectus to be considered at the annual general and special meeting of QLT.

        The QLT Board of Directors considered many factors in making its decision to recommend the approval of the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement. In evaluating the merger, the QLT Board of Directors consulted with QLT's senior management and legal, financial, accounting and other advisors, reviewed a significant amount of information, considered a number of factors and concluded in its business judgment that the merger is likely to result in significant strategic and financial benefits to QLT and its shareholders and is in the best interests of QLT, including:

  •
  the creation of a stronger diversified specialty pharmaceutical company with a capital structure that will position the combined company to pursue an aggressive medium and long-term strategy of expansion and growth;

  •
  the creation of an efficient platform to drive expected shareholder value creation through focused investments in research and development, and the continued pursuit of new products and mergers and acquisitions on a more competitive basis due to the increased market capitalization, liquidity and cash flow of the combined company together with the operational, financial and tax benefits associated with a Canadian domicile;

  •
  the broadening of QLT's portfolio and geographic reach through its combination with Auxilium's businesses;

  •
  the anticipated credit profile of the combined company, which is expected to provide the combined company with increased access to cash and better access to capital markets; and

  •
  the potential opportunity to effect a sale, license, sublicense or co-development arrangement involving QLT's retinoid development program that could result in further financial benefits to the combined company.

        These beliefs are based in part on the following factors considered by the QLT Board of Directors:

  •
  the 25% premium to QLT shareholders implied by the equity exchange ratio, based on a calculation of the closing NASDAQ stock prices of Auxilium and QLT on June 25, 2014, the last trading day prior to the announcement of the merger;

  •
  the equity exchange ratio was negotiated on an arm's length basis as a part of a competitive process and provided greater value to QLT shareholders than the proposed consideration in other potential businesses combinations under consideration by the QLT Board of Directors;

  •
  the merger agreement was negotiated and executed following a lengthy process during which the QLT Board of Directors considered a number of strategic alternatives and potential business combinations with its financial and other advisors;

  •
  its view of the prospects of QLT as a stand-alone company;

  •
  the anticipated market capitalization, liquidity and capital structure of the combined company;

  •
  that Auxilium's and QLT's product lines and geographic footprints are complementary and do not present significant areas of overlap;

  •
  the value represented by the expected cash position and access to credit of the combined company;

  •
  its due diligence review and investigations of the business, operations, financial condition, products, strategy and future prospects of Auxilium and of the parties to the other business combinations under consideration by the QLT Board of Directors;

  •
  the history of Auxilium's management team in successfully completing corporate transactions and integrating the businesses and products acquired in such transactions with its own business;

  •
  the terms of the merger agreement, the limited number of conditions to Auxilium's obligation to complete the merger and the likelihood that the merger will be completed on a timely basis;

  •
  the fact that closing of the merger is subject to obtaining the approval of the QLT shareholders of the issuance of the QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement and that the holders of approximately 32.2% of the issued and outstanding QLT common shares have entered into agreements to vote their shares in favor of the resolutions approving such matters;

  •
  the fact that QLT is in discussions with a third party regarding a potential retinoid transaction which, if consummated at or immediately after the merger effective time, may result in no increase to the equity exchange ratio;

  •
  that, subject to certain limited exceptions, Auxilium is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing any information to any third party regarding or entering into any agreement providing for the acquisition of Auxilium;

  •
  that Auxilium must pay a termination fee of $28.4 million if the merger agreement is terminated under certain circumstances specified in the merger agreement;

  •
  that if Auxilium is unable to obtain necessary third party and lender consents under, or necessary amendments to, its debt instruments in connection with the transaction, the DB facility commitment letter provides comfort that Auxilium will be able to arrange for a suitable refinancing of some or all of its debt instruments on terms and conditions substantially as set forth in the DB facility commitment letter;

  •
  the financial statements of Auxilium and the unaudited prospective financial information of Auxilium and QLT;

  •
  the current and prospective economic environment in the healthcare industry, including the potential for further consolidation;

  •
  anticipated cash management and resultant tax benefits to Auxilium through the merger with a corporation incorporated in British Columbia, the benefits of which are expected to accrue to the combined company following the merger;

  •
  the potential for a change to Section 7874 of the Code and other relevant U.S. tax laws which may limit the desirability to other U.S. companies of merging with QLT in the future;

  •
  the opinion, dated June 25, 2014, of Credit Suisse to the QLT Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, to QLT of the equity exchange ratio provided for in the merger, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse. The full text of Credit Suisse's opinion is attached hereto as Annex D. For further discussion of Credit Suisse's opinion, see "The Merger—Opinion of QLT's Financial Advisor" below;

  •
  the fact that two of the current directors of QLT will initially continue to be members of the Board of Directors of the combined company following closing of the merger; and

  •
  the impact of the merger on all stakeholders in QLT, including holders of QLT common shares.

        In the course of its deliberations, the QLT Board of Directors also considered a variety of risks and other potentially negative factors, including the following:

  •
  the fixed exchange ratio will not adjust downwards to compensate for changes in the price of Auxilium's common stock or QLT's common shares prior to the effective time of the merger;

  •
  the potential increase to the equity exchange ratio under the merger agreement in the event that a retinoid transaction on the contemplated economic terms is not consummated, or the cash proceeds received in connection with such a transaction are less than $25 million at the effective time of the merger;

  •
  the dilution to QLT shareholders resulting from the merger;

  •
  the risk arising from provisions in the merger agreement relating to the potential payment of a $14.2 million termination fee by QLT under certain circumstances specified in the merger agreement;

  •
  the fact that, subject to certain limited exceptions, QLT is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing any information to any third party regarding or entering into any agreement providing for the acquisition of QLT;

  •
  the possibility of a change in tax law that would result in the combined company being subject to U.S. federal income tax as a U.S. domestic corporation from and after the completion of the merger;

  •
  the restrictions on the conduct of QLT's business prior to the completion of the merger, which could delay or prevent QLT from undertaking any potential business opportunities that may arise pending completion of the merger;

  •
  the adverse impact that business uncertainty pending the effective time of the merger could have on Auxilium's and QLT's ability to attract, retain and motivate key personnel until the effective time of the merger;

  •
  the fact that Auxilium is currently party to certain product-related litigation;

  •
  the fact that certain executive officers and directors of QLT have certain interests in the merger that may be different from, or in addition to, the interest of QLT shareholders generally;

  •
  the fact that QLT has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, regardless of whether the merger is consummated, including payments in respect of certain excise taxes incurred by Auxilium's directors and officers in connection with the merger (if consummated);

  •
  the risk that the forecasted results in the unaudited prospective financial information of Auxilium and QLT will not be obtained;

  •
  the risk that the merger may not be consummated despite the parties' efforts or that consummation may be unduly delayed and the potential resulting disruptions to Auxilium's and QLT's respective businesses and relationships;

  •
  the risk that the merger may not be consummated due to a failure of any condition to closing to be satisfied, including due to a failure of Auxilium stockholders to approve the adoption of the merger agreement due to a change in tax law prior to October 31, 2014, due to an inability of Auxilium's tax counsel to deliver the necessary tax opinion or due to an inability of Auxilium to obtain all necessary third party and lender consents under Auxilium debt instruments or to consummate a suitable refinancing or some or all of its debt instruments on the terms and conditions set out in the DB facility commitment letter;

  •
  the challenges posed by the combination of two business enterprises of the size and scope of Auxilium and QLT, including the possibility that the anticipated benefits sought to be obtained from the merger might not be achieved in the time frame contemplated or at all or the other numerous risks and uncertainties which could adversely affect Auxilium's or QLT's operating results;

  •
  the existing high leverage of Auxilium and leverage of the combined company which will result in high interest payments and could limit access to credit markets or make such access more expensive and reduce operational and strategic flexibility;

  •
  the possible impact on QLT employees, including the possible loss of employment as a result of the merger;

  •
  the risk that changes in law or regulation could adversely impact the expected benefits of the merger to QLT and its shareholders; and

  •
  the risks of the type and nature described under the heading "Risk Factors" beginning on page 33 and the matters described under "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99.

        After considering the foregoing potentially negative and potentially positive factors, the QLT Board of Directors unanimously concluded, in their business judgment, that the potentially positive factors relating to the merger agreement and the transactions contemplated thereby (including the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement) substantially outweighed the potentially negative factors and that the merger and related transactions are in the best interest of QLT.

        The foregoing discussion of the information and factors considered by the QLT Board of Directors includes the principal potentially positive and potentially negative factors considered by the QLT Board of Directors, but is not intended to be exhaustive and may not include all of the factors considered by the QLT Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated in connection with the merger, and the complexity of these matters, the QLT Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated in connection with the merger and to make its recommendations to QLT shareholders. Rather, the QLT Board of Directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the QLT Board of Directors may have given differing weights to different factors.

        The foregoing discussion of the information and factors considered by the QLT Board of Directors is forward-looking in nature. This information should be read in light of the factors described under the section entitled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99.

Certain Unaudited Prospective Financial Information

        Auxilium does not, as a matter of course, make public long term projections as to future revenues, earnings or other results. However, in connection with the evaluation of the merger, Auxilium made available to QLT and its Board of Directors and financial advisors certain unaudited prospective financial information on a stand-alone, pre-transaction basis. The accompanying prospective financial information was not prepared with a view towards public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Auxilium's management, the projections prepared by it were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of Auxilium's knowledge and belief, the expected course of action and expected future financial performance of Auxilium and QLT on a standalone basis. Auxilium prepared the projections for QLT that are presented below based on information provided to Auxilium in its due diligence review of QLT, and reflect certain assumptions and judgments made by Auxilium with respect to such information. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

        Neither Auxilium's independent registered public accounting firm nor QLT's independent registered public accounting firm have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or the achievability and assume no responsibility for and disclaim any association with, the prospective financial information. The PricewaterhouseCoopers LLP report included in this joint proxy statement/prospectus relates to Auxilium's historical financial information. The Deloitte LLP report included and incorporated by reference in this joint proxy statement/prospectus relates to QLT's historical financial information. The reports do not extend to the prospective financial information and should not be read to do so.

        In connection with the merger, Auxilium's financial advisors, Deutsche Bank and Houlihan Lokey, were provided with, among other things, (i) projections for Auxilium prepared by Auxilium management, (ii) projections for QLT prepared by Auxilium management assuming a retinoid transaction on the terms described under "The Merger—Retinoid Transaction" is completed at closing and (iii) projections for QLT prepared by Auxilium management assuming a retinoid transaction is not completed at closing and, accordingly, QLT's retinoid product is retained; however, for purposes of its fairness opinion, Houlihan Lokey did not take into account the projections for QLT prepared by Auxilium management for the scenario where QLT's retinoid asset is retained. These projections were also made available to the Board of Directors of Auxilium in connection with the presentation of financial analyses of its financial advisors. The inclusion of information about Auxilium and QLT projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Auxilium, QLT or any other recipient of this information considered, or now considers, such projections to be predictive of actual future results. The information about projections included in this joint proxy statement/prospectus is presented solely to give Auxilium stockholders and QLT shareholders access to the information that was made available to Auxilium and QLT and their respective representatives.

        The projections included in this joint proxy statement/prospectus are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, and considered reasonable by management at the time they were prepared, such projections reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Auxilium's and QLT's businesses, including, but not limited to, the launch of products currently in Auxilium's and QLT's respective pipelines, the commercial performance of certain products, and cost savings unrelated to the transaction which may ultimately prove to be incorrect; and the factors listed in this joint proxy statement/prospectus under the section entitled "Risk Factors," as well as the risk factors set out in Auxilium's and QLT's respective public disclosure documents incorporated by reference in this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond Auxilium's or QLT's control. Furthermore, Auxilium's projections were not internally prepared or adopted by QLT management. The information contained in the projections was prepared at the time for purposes unrelated to the management of Auxilium's business and was based on assumptions when prepared. In addition, since the projections cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of projections in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as guidance.

        The projections were based on each of Auxilium and QLT as a standalone company. Such forecasts do not take into account the transactions contemplated by the merger agreement, including the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the potential synergies that may be achieved by the combined company as a result of the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which likely would have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

        Auxilium stockholders and QLT shareholders are urged to read the section entitled "Risk Factors" beginning on page 33 of this joint proxy statement/prospectus and to review QLT's most recent Canadian Securities Administrators (CSA) filings and Auxilium's most recent SEC filings for a description of risk factors with respect to Auxilium's and QLT's businesses. You should read the section entitled "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99 of this joint proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the financial projections and "Where You Can Find More Information" beginning on page 481 of this joint proxy statement/prospectus.

        The projections were not prepared with a view toward public disclosure or for complying with the published guidelines of the SEC or any Canadian securities regulators regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Auxilium's independent registered public accounting firm, nor QLT's external registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections, nor have they expressed any opinion or any other form of assurance on such projections or the achievability of the results reflected in such projections, and they assume no responsibility for such projections. The PricewaterhouseCoopers LLP and Ernst & Young LLP reports incorporated by reference in this joint proxy statement/prospectus relate to Auxilium's historical financial information, and the Deloitte LLP reports incorporated by reference in this joint proxy statement/prospectus relate to QLT's historical financial information. They do not extend to the prospective financial information and should not be read to do so.

        Certain of the financial projections set forth herein may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used by Auxilium may not be comparable to similarly titled amounts used by other companies. Quantitative reconciliations of the prospective non-GAAP measures included herein to the most directly comparable U.S. GAAP financial measures have not been provided. Not all of the information necessary for quantitative reconciliations is available to Auxilium at this time without unreasonable efforts. This is due primarily to variability and difficulty in making accurate detailed forecasts and projections. Accordingly, Auxilium does not believe that reconciling information for such projected figures would be meaningful.

        Neither Auxilium nor QLT has made any representation to the other, or to any stockholder of Auxilium or shareholder of QLT, in the merger agreement and neither makes any representation to Auxilium's stockholders or QLT's shareholders concerning any of the Auxilium or QLT projections included in this joint proxy statement/prospectus.

        The following tables present a summary of the projections prepared by Auxilium. These financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Auxilium or QLT. Important factors that may affect actual results and cause these financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to Auxilium's and QLT's businesses (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions, future acquisition and disposition activity and other factors described or referenced under "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99 of this joint proxy statement/prospectus. In addition, the forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Auxilium's or QLT's businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Accordingly, there can be no assurance that these financial forecasts will be realized or that Auxilium's or QLT's future financial results will not materially vary from these financial forecasts. Inclusion of the prospective financial information in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such forecasts were made. Auxilium does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operation. Accordingly, Auxilium has not updated and does not intend to update, or otherwise revise the financial forecasts or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which such forecasts were based are shown to be in error. Furthermore, Auxilium does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions or forecasts.

	Auxilium's Auxilium Projections (in thousands) Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018
Net Revenue	414,167	549,660	649,133	745,966	805,096
Non-GAAP EBITDA(1)	30,822	140,003	181,787	269,566	317,441
Non-GAAP Income before taxes(2)	(879)	109,164	153,410	247,186	302,503
Non-GAAP Income after taxes(3)	(1,217)	108,824	153,070	148,312	181,502
Unlevered Cash Flow(4)	(35,783)	56,567	36,800	122,683	159,594

	Auxilium's QLT Projections Retinoid asset licensing scenario (in thousands) Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue(5)(7)	—	—	—	—	2,654	22,608	34,528	19,464	42,730	25,673
Non-GAAP Income before taxes(6)	(22,980)	(1,900)	(6,450)	(5,210)	(2,097)	18,180	24,157	2,983	30,928	13,194

	Auxilium's QLT Projections Retinoid asset retained scenario (in thousands) Fiscal Year Ended December 31,(8)
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue(5)	—	—	—	—	—	25,294	54,218	88,415	127,147	141,115
Non-GAAP Income before taxes(6)	(22,780)	(11,500)	(19,650)	(23,353)	(16,298)	(2,300)	26,162	51,428	80,407	97,441

(1)
Non-GAAP measure. For this purpose, Non-GAAP EBITDA represents GAAP Income before taxes adjusted for interest, depreciation, amortization of intangible assets, changes in the fair value of contingent consideration, stock based compensation, integration, severance, inventory step up and other non-recurring costs associated with acquisitions.

(2)
Non-GAAP measure. For this purpose, Non-GAAP Income before taxes represents GAAP Income before taxes adjusted for amortization of intangible assets, changes in the fair value of contingent consideration, stock based compensation, integration, severance, inventory step up and other non-recurring costs associated with acquisitions and non-cash interest expense.

(3)
Non-GAAP measure. For this purpose, Non-GAAP Net Income represents Non-GAAP Income before taxes as defined above less certain income tax expenses which are recurring to Auxilium's core business and excludes Auxilium's deferred tax asset valuation release. Auxilium projects recording income tax expense at a 40% effective tax rate beginning in 2017.

(4)
Non-GAAP measure. For this purpose, Unlevered Cash Flow represents Non-GAAP EBITDA plus stock based compensation expense ($18,604, $16,200, $17,800, $24,079 and $26,487 in 2014 through 2018, respectively), depreciation and cash taxes due on the sum of these items. This subtotal is then adjusted for depreciation, integration, severance, capital expenditures, payment of contingent consideration liabilities, equity activity and changes in net working capital.

(5)
Net Revenue represents probability of success adjusted revenues, milestones and royalties related to QLT's Retinoid asset.

(6)
Non-GAAP measure. For this purpose, Non-GAAP Income before taxes represents probability of success adjusted GAAP Income before taxes adjusted for changes in the fair value of contingent consideration, integration, severance, and other non-recurring costs associated with acquisitions.

(7)
Houlihan Lokey took into account the following net revenue projections for the retinoid asset licensing scenario in its analyses with respect to its fairness opinion which reflected different probability of success assumptions than used above.

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Revenue	—	—	—	—	2,700	22,500	26,600	21,900	49,600	24,800
(8)
For purposes of its fairness opinion, Houlihan Lokey did not take into account the projections for QLT prepared by Auxilium management for the scenario where QLT's retinoid product is retained.

Opinions of Auxilium's Financial Advisors

  Opinion of Deutsche Bank Securities Inc.

        Deutsche Bank has acted as financial advisor to Auxilium in connection with the transaction. At the June 25, 2014, meeting of the Auxilium Board of Directors, Deutsche Bank delivered its oral opinion to the Auxilium Board of Directors, subsequently confirmed in writing, to the effect that, as of June 25, 2014, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank's opinion, the equity exchange ratio of 3.1359 QLT common shares per share of Auxilium common stock was fair, from a financial point of view, to the holders of the outstanding Auxilium common stock. Deutsche Bank did not express any opinion with respect to the potential increase in the equity exchange ratio pursuant to the merger agreement relating to any retinoid transaction, except in the case where the equity exchange ratio is increased to 3.2321 because there has not been any retinoid transaction.

        The full text of Deutsche Bank's written opinion, dated June 25, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with the opinion, is included in this joint proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of Deutsche Bank's opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank's opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Auxilium Board of Directors in connection with and for the purpose of its evaluation of the transaction. Deutsche Bank expressed no opinion, and its opinion does not constitute a recommendation, as to how any holder of securities of Auxilium or any other entity should vote or act with respect to the transaction or any other matter. Deutsche Bank's opinion was limited to the fairness of the equity exchange ratio, from a financial point of view, to the holders of the outstanding Auxilium common stock as of the date of the opinion. Deutsche Bank's opinion did not address any other terms of the transaction or the merger agreement (including any pre-acquisition reorganization), nor did it address the terms of any retinoid transaction or any other agreement entered into in connection with the transaction. Auxilium did not ask Deutsche Bank to, and Deutsche Bank's opinion did not, address the fairness of the transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Auxilium, nor did it address the fairness of the contemplated benefits of the transaction. Deutsche Bank expressed no opinion as to the merits of the underlying business decision by Auxilium to engage in the transaction or the relative merits of the transaction as compared to any alternative transaction or business strategies. Further, Deutsche Bank expressed no opinion with respect to the decision by Auxilium or QLT to pursue any retinoid transaction, whether prior to or after the consummation of the merger, or any pre-acquisition reorganization. Nor did Deutsche Bank express any opinion, and Deutsche Bank's opinion does not constitute a recommendation, as to how any holder of the outstanding Auxilium common stock should vote with respect to the transaction or any other manner. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any the officers, directors, or employees of any parties to the transaction, or any class of such persons, in connection with the transaction relative to the equity exchange ratio or otherwise. Deutsche Bank's opinion does not in any manner address the prices at which the QLT common shares, the Auxilium common stock or any other securities will trade following the announcement or consummation of the transaction.

        In connection with its role as financial advisor to Auxilium, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning QLT and Auxilium. Deutsche Bank also reviewed certain internal analyses, financial forecasts and other information relating to QLT prepared by management of QLT and approved for its use by Auxilium. In addition, Deutsche Bank reviewed certain internal analyses, financial forecasts and other information relating to QLT, Auxilium and the combined company prepared by management of Auxilium, including financial forecasts for QLT prepared by management of Auxilium assuming both that QLT does not complete the retinoid transaction and that QLT does complete the retinoid transaction on terms and conditions provided to it by Auxilium. Deutsche Bank also held discussions with certain senior officers and other representatives and advisors of QLT regarding the businesses and prospects of QLT and with certain senior officers and other representatives and advisors of Auxilium regarding the businesses and prospects of QLT, Auxilium and the combined company (including with respect to the potential retinoid transaction) and the strategic rationale for, and benefits of, the transaction. In addition, Deutsche Bank:

  •
  reviewed the reported prices and trading activity for the QLT common shares and the Auxilium common stock;

  •
  to the extent publicly available, compared certain financial and stock market information for Auxilium with similar information for certain other companies it considered relevant whose securities are publicly traded;

  •
  reviewed the merger agreement; and

  •
  performed such other studies and analyses and considered such other factors as it deemed appropriate.

        Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning QLT, Auxilium or the combined company, including, without limitation, any financial information considered in connection with the rendering of its opinion.

        Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the Auxilium Board of Directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of QLT, Auxilium or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of QLT, Auxilium or the combined company (or the impact of the transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain tax benefits, cost savings and other strategic and financial benefits projected by Auxilium to be achieved as a result of the transaction, which are collectively referred to in this joint proxy statement/prospectus as the "synergies," made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed, with the knowledge and permission of the Auxilium Board of Directors, that such forecasts, including the synergies, had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Auxilium as to the matters covered thereby, and that the financial results, including the synergies, reflected in such forecasts will be realized in the amounts and at the times projected and has relied on such forecasts in arriving at its opinion. At the direction of Auxilium, Deutsche Bank further assumed, with the knowledge and permission of the Auxilium Board of Directors, that the transaction would have the tax effects that it discussed with Auxilium. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including, without limitation, the synergies, or the assumptions on which they are based, including with respect to the terms of any retinoid transaction. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of its opinion.

        For purposes of rendering its opinion, Deutsche Bank assumed, with the knowledge and permission of the Auxilium Board of Directors, that in all respects material to its analysis, the transaction would be consummated in accordance with the terms of the merger agreement, without any waiver, modification or amendment of any term, condition or agreement, and no adjustments or modifications to the structure of the transaction would be made, in each case that would be material to its analysis, and without any increase in the equity exchange ratio attributable to changes in the outstanding shares of capital stock of QLT or Auxilium by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon. To the extent relevant to its analysis, Deutsche Bank further assumed that the final terms of any retinoid transaction will be consistent with the terms provided to it by Auxilium in all respects material to its analysis. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transaction (or, if applicable, the retinoid transaction) will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to its analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by Auxilium and its other advisors with respect to such issues.

        Auxilium selected Deutsche Bank as its financial advisor in connection with the transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between Auxilium and Deutsche Bank, dated June 24, 2014, Auxilium has agreed to pay Deutsche Bank a transaction fee of $5.0 million for its services as financial advisor to Auxilium, of which approximately $1.3 million became payable upon the delivery of Deutsche Bank's opinion (or would have become payable if Deutsche Bank had advised the Auxilium Board of Directors that it was unable to render an opinion) and the remainder of which is contingent upon consummation of the transaction. Auxilium has also agreed to reimburse Deutsche Bank for its reasonable fees, expenses and disbursements of Deutsche Bank's outside counsel and Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of Deutsche Bank, in each case on the terms set forth in its engagement letter. Auxilium has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the transaction.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to in this joint proxy statement/prospectus as the "DB Group." One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Auxilium or its affiliates for which they have received compensation of less than €600,000 since January 1, 2012, and for which they may receive compensation in the future, including acting as one of several counterparties to a convertible note hedge transaction with Auxilium in connection with Auxilium's offering of the Convertible Senior Notes in January 2013 and pursuant to which a member of the DB Group received warrants to purchase 724,097 shares of Auxilium common stock (which hedge transaction and warrants are expected to remain in place following the transaction, subject to customary adjustments). In addition, one or more members of the DB Group have agreed to provide backstop financing to Auxilium in connection with the transaction, for which Deutsche Bank expects members of the DB Group will receive compensation. See "The Merger—Financing" beginning on page 166. The DB Group may also provide investment and commercial banking services to QLT, Auxilium and their respective affiliates in the future, for which Deutsche Bank would expect the DB Group to receive compensation. However, no member of the DB Group has received any compensation from QLT for such services since January 1, 2012. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of QLT and Auxilium (or their respective affiliates) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

  Summary of Material Financial Analyses of Deutsche Bank

        The following is a summary of the material financial analyses presented by Deutsche Bank to the Auxilium Board of Directors at its meeting held on June 25, 2014, and that were used in connection with rendering its opinion described above.

        The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Deutsche Bank's analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 24, 2014, and is not necessarily indicative of current market conditions. Any analyses described below which take into account the "retinoid transaction" take into account, and are based upon, certain assumptions with respect to the retinoid transaction provided by Auxilium management to Deutsche Bank.

  Relative Ownership Analysis

        In assessing the relative ownership analysis, Deutsche Bank derived values for each of Auxilium and QLT using the valuation methodologies, described in the summaries under the captions "—Sum-of-the-Parts Analysis—QLT," "—Selected Public Companies Analysis—Auxilium" and "—Discounted Cash Flow Analysis—Auxilium," set forth below. Each of these methodologies was used to generate implied valuation ranges for Auxilium and QLT. For each methodology, an implied pro forma QLT ownership range was then calculated based on these implied valuation ranges.

        The following table outlines the implied pro forma QLT ownership ranges derived using each of these methodologies. With respect to any given range of ownership percentages, the upper ownership percentage assumes the maximum QLT equity value (including transaction benefits) and minimum Auxilium equity value, while the lower ownership percentage assumes the minimum QLT equity value (including transaction benefits) and maximum Auxilium equity value (as described in more detail below). The equity value ranges for QLT in the table below do not take into account a $1 million adjustment for cash to be paid in respect of QLT deferred share units, which was taken into account in calculating the ownership percentage ranges in the table below.

	Implied pro forma QLT ownership (based on QLT Sum- of-the-Parts Analysis)	Equity value range ($mm)
		Auxilium	QLT
Auxilium Trading comparables
TEV/EBITDA (2015E) (assuming completion of the Retinoid Transaction)	24.5% - 49.5%	$655 - $1,285	$419 - $643
TEV/EBITDA (2015E) (assuming no Retinoid Transaction)	28.2% - 53.9%	$655 - $1,285	$507 - $768
TEV/EBITDA (2016E) (assuming completion of the Retinoid Transaction)	22.2% - 46.6%	$737 - $1,464	$419 - $643
TEV/EBITDA (2016E) (assuming no Retinoid Transaction)	25.7% - 51.0%	$737 - $1,464	$507 - $768
Auxilium Discounted Cash Flow
Assuming completion of the Retinoid Transaction	18.0% - 44.4%	$803 - $1,900	$419 - $643
Assuming no Retinoid Transaction	21.0% - 48.8%	$803 - $1,900	$507 - $768

        Deutsche Bank noted that the 3.1359:1 exchange ratio of QLT common shares to be received per share of Auxilium common stock implied an approximate 24.0% pro forma QLT ownership of the combined company on a fully-diluted basis following consummation of the transaction (excluding any potential increase to the equity exchange ratio in respect of any retinoid transaction), based upon the volume weighted average price of the Auxilium common stock of $21.50 per share for the 5-trading day period ended June 20, 2014.

  Historical Trading Analysis—QLT

        Deutsche Bank reviewed the historical closing trading prices for QLT common shares during the 52-week period ended June 20, 2014, which ranged from a low of $4.11 per share on August 28, 2013 to a high of $7.00 per share on January 30, 2014. Deutsche Bank also noted that the closing price of QLT common shares on June 20, 2014 was $5.15 per share, and the unaffected closing price of QLT common shares on November 19, 2013, the day before QLT announced the initiation of a review of strategic alternatives, was $4.63. Deutsche Bank also noted that the 52-week high and low closing trading prices for the QLT common shares for the period ended November 19, 2013 were $3.60 on December 27, 2012 and $5.06 on April 1, 2013, respectively. The closing prices for the QLT common shares for all periods prior to June 28, 2013 were adjusted for a one-time cash dividend of $3.92 per share paid by QLT to its shareholders on June 28, 2013.

        Deutsche Bank further noted to the Auxilium Board of Directors that, based on the terms of the transaction, an implied 24.0% pro forma QLT ownership of the combined company on a fully-diluted basis following consummation of the transaction (excluding any potential increase in respect of any retinoid transaction), and the five-day volume weighted average share price of $21.50 for Auxilium common stock as of June 20, 2014, the nominal value per common share of QLT to be paid in the transaction was $6.86.

  Analyst Price Targets—QLT

        Deutsche Bank reviewed the stock price targets for QLT common shares in three recently published, publicly available research analysts' reports, which indicated low and high stock price targets ranging from $6.00 to $7.50 per share for reports published after January 1, 2014. Deutsche Bank noted that all of the price targets included some element of value relating to a potential strategic transaction involving QLT.

  Sum-of-the-Parts Analysis—QLT

        Deutsche Bank performed a sum-of-the-parts analysis of QLT using financial forecasts and other information and data provided by management of both Auxilium and QLT to calculate a range of implied net present values of QLT and per QLT common share on a standalone basis as of March 31, 2014, under (i) a scenario in which QLT completes the retinoid transaction on terms and conditions provided to it by Auxilium's management and (ii) a scenario in which QLT does not complete any retinoid transaction.

  Retinoid Transaction Scenario

        In performing the discounted cash flow analysis in the scenario where QLT completes the retinoid transaction, Deutsche Bank applied a range of discount rates of 10.0% to 12.0% to Auxilium management's estimates of the after-tax unlevered free cash flows of QLT's synthetic retinoid business under such scenario for the period from April 1, 2014 through December 31, 2028 (including Auxilium management estimates of probability of success of regulatory approval for indications of Leber Congenital Amaurosis and Retinitis Pigmentosa), assuming a range of perpetuity growth rates of (20.0%) to 0.0%.

        Taking into account Auxilium management's assumption of a $25 million upfront payment in connection with the retinoid transaction, $10 million of contingent payments to be received by QLT as reflected on QLT's March 31, 2014 balance sheet and $140 million of cash as reflected on QLT's March 31, 2014 balance sheet, this analysis resulted in a range of implied present values of the equity of QLT as of March 31, 2014 of approximately $183 million to $185 million on a standalone basis. This illustrative range of equity value resulted in a range of implied present value per QLT common share as of March 31, 2014 of approximately $3.56 to $3.61 on a standalone basis.

        Deutsche Bank also performed a discounted cash flow analysis on the net present values of the transaction benefits prepared by Auxilium management by applying a range of discount rates of 10.0% to 12.0%, and assuming a range of perpetuity growth rates of 0.0% to 3.0% where applicable, to Auxilium management's estimates of the after-tax unlevered free cash flows for the period from April 1, 2014 through December 31, 2028, using the mid-year convention and net of certain transaction-related costs and fees.

        Taking into account the net present value of the transaction benefits resulted in a range of implied present values of the equity of QLT as of March 31, 2014 of approximately $419 million to $643 million on a standalone basis. This illustrative range of equity value resulted in a range of implied present values per QLT common share as of March 31, 2014 of approximately $8.07 to $12.33 on a standalone basis.

  No Retinoid Transaction Scenario

        In performing the discounted cash flow analysis in the scenario where QLT does not complete any retinoid transaction, Deutsche Bank applied a range of discount rates of 10.0% to 12.0% to Auxilium management's estimates of the after-tax unlevered free cash flows of QLT's synthetic retinoid business under such scenario (including Auxilium management estimates of probability of success of regulatory approval for indications of Leber Congenital Amaurosis and Retinitis Pigmentosa), assuming the same range of perpetuity growth rates described above, for the period from April 1, 2014 through December 31, 2029.

        Taking into account Auxilium management's assumption of $10 million of contingent payments to be received by QLT as reflected on QLT's March 31, 2014 balance sheet and $140 million of cash as reflected on QLT's March 31, 2014 balance sheet, this analysis resulted in a range of implied present values of the equity of QLT as of March 31, 2014 of approximately $224 million to $257 million on a standalone basis. This illustrative range of equity values resulted in a range of implied present values per QLT common share as of March 31, 2014 of approximately $4.36 to $4.99 on a standalone basis.

        Deutsche Bank also performed a discounted cash flow analysis on the net present values of the transaction benefits prepared by Auxilium management by applying a range of discount rates of 10.0% to 12.0%, and assuming a range of perpetuity growth rates of 0.0% to 3.0% where applicable, to Auxilium management's estimates of the after-tax unlevered free cash flows for the period from April 1, 2014 through December 31, 2029, using the mid-year convention and net of certain transaction-related costs and fees.

        Taking into account the net present value of the transaction benefits resulted in a range of implied present values of the equity of QLT as of March 31, 2014 of approximately $507 million to $768 million on a standalone basis. This illustrative range of equity values resulted in a range of implied present values per QLT common share as of March 31, 2014 of approximately $9.74 to $14.70 on a standalone basis.

  Historical Trading Analysis—Auxilium

        Deutsche Bank reviewed the historical closing trading prices for Auxilium common stock during the 52-week period ended June 20, 2014, which ranged from a low of $16.33 per share on June 25, 2013 to a high of $32.01 per share on March 4, 2014.

        Deutsche Bank also noted that the closing price of Auxilium common stock on June 20, 2014 was $21.18 per share and its five-day volume weighted average share price as of June 20, 2014 was $21.50 per share.

  Analyst Price Targets—Auxilium

        Deutsche Bank reviewed the stock price targets for Auxilium common stock in 12 recently published, publicly available research analysts' reports, which indicated low and high stock price targets ranging from $13.00 to $37.00 per share for reports published following Auxilium's announcement of its First Quarter 2014 earnings on May 5, 2014.

  Selected Public Companies Analysis—Auxilium

        Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Auxilium with corresponding financial information and valuation measurements for the following five mid-cap commercially established branded specialty pharmaceutical companies:

  •
  Jazz Pharmaceuticals plc

  •
  Salix Pharmaceuticals, Inc.

  •
  United Therapeutics Corporation

  •
  The Medicines Company

  •
  Horizon Pharma, Inc.

        Although none of the above selected companies is directly comparable to Auxilium, the companies included were chosen because they are publicly traded companies with financial and operating characteristics that, for purposes of analysis, may be considered similar to those of Auxilium. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

        Based on the closing prices of the common stock of the selected companies on June 20, 2014, information contained in the most recent public filings of the selected companies and analyst consensus estimates of 2015 and 2016 earnings before interest, taxes, depreciation and amortization, which is referred to in this joint proxy statement/prospectus as "EBITDA", for each of the selected companies, Deutsche Bank calculated the multiples of total enterprise value (defined as equity value plus net debt), which is referred to in this joint proxy statement/prospectus as "TEV," to the 2015 and 2016 estimated EBITDA for each of the selected companies.

        Information for The Medicines Company and Horizon Pharma, Inc. was adjusted to take into account the pro forma financial impact of recently announced acquisitions based on publicly available information.

        The results of this analysis are summarized as follows:

	TEV/EBITDA (2015E)	TEV/EBITDA (2016E)
High	13.3x	11.2x
Mean	10.6x	8.8x
Median	12.2x	9.7x
Low	5.6x	5.2x

        Based in part upon the trading multiples of the selected companies described above and estimates of EBITDA for Auxilium as provided by management of Auxilium, and taking into account its professional judgment and experience, Deutsche Bank calculated a range of estimated implied values per share of Auxilium common stock by applying multiples of TEV to 2015 estimated EBITDA of 8.5x to 13.0x and multiples of TEV to 2016 estimated EBITDA of 7.0x to 11.0x, resulting in ranges of implied aggregate equity values of approximately $655 million to $1.285 billion and approximately $737 million to $1.464 billion, respectively. These illustrative ranges of implied equity values resulted in ranges of implied present values per share of Auxilium common stock of approximately $12.78 to $24.42 and $14.38 to $27.52, respectively.

  Discounted Cash Flow Analysis—Auxilium

        Deutsche Bank performed a discounted cash flow analysis of Auxilium using financial forecasts and other information and data provided by Auxilium's management to calculate a range of implied net present values per share of Auxilium common stock as of March 31, 2014.

        In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 10.0% to 12.0% to (i) Auxilium's management estimates of the after-tax unlevered free cash flows for the period from April 1, 2014 through December 31, 2018, using the mid-year convention, and (ii) estimated terminal values using a range of perpetuity growth rates of 3.0% to 5.0%, as adjusted for the net present values of certain contingent payments and other tax deductible items following December 31, 2018.

        This analysis resulted in a range of implied net present values of the equity of Auxilium as of March 31, 2014 of approximately $803 million to $1.9 billion. This illustrative range of implied equity values resulted in a range of implied present values per share of Auxilium common stock of approximately $15.66 to $33.46.

  Other Information

        Deutsche Bank also noted for the Auxilium Board of Directors certain additional factors that were not considered in its financial analysis with respect to its opinion but that were referenced for informational purposes.

        Specifically, Deutsche Bank reviewed the premiums paid in 26 selected transactions involving U.S. listed life sciences companies with transaction equity values between $200 million and $1.0 billion announced since January 2009, seven of which included at least some portion of contingent consideration. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company's common stock for the date that is one day prior to the earlier of the date of announcement of the transaction or the date of release of a press report referencing a potential transaction, (ii) the closing price of the target company's common stock on the 30th day prior to such date and (iii) the 52-week high closing price of the target company's common stock prior to such date. For the seven transactions including a contingent component of consideration, Deutsche Bank calculated these premiums based upon the upfront consideration and the maximum potential consideration (without taking into account any present value discount).

        The following table presents the results of this analysis:

	Premium (Upfront Consideration Only)			Premium (Incl. Max. CVR Payment)
	1-day	30-day	52-week high	1-day	30-day	52-week high
Life Sciences Transactions
High	256%	368%	122%	356%	400%	218%
Mean	64%	72%	13%	88%	101%	30%
Median	39%	52%	13%	51%	58%	21%
Low	0%	9%	(44)%	2%	9%	(42)%
Transaction (Premia to QLT unaffected closing price of $4.63 as of November 19, 2013)	48%	60%	35%	48%	60%	35%
Transaction (Premia to QLT closing price of $5.15 as of June 20, 2014)	33%	26%	(2)%	33%	26%	(2)%

        The high, mean, median and low premiums described in the column entitled "Premium incl. Max. CVR Payment" above were calculated for all 26 transactions and not just for the seven transactions involving contingent payments.
        Deutsche Bank also reviewed the premiums paid in 18 selected stock-for-stock transactions involving U.S. listed companies in various industries with transaction equity values between $200 million and $1.0 billion announced since January 2009, and where the target pro forma ownership was less than 40%. The premia in this analysis also were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company's common stock for the date that is one day prior to the earlier of the date of announcement of the transaction or the date of release of a press report referencing a potential transaction, (ii) the closing price of the target company's common stock on the 30th day prior to such date and (iii) the 52-week high closing price of the target company's common stock prior to such date.

        The following table presents the results of this analysis:

	Premium (Upfront Consideration Only)
	1-day	30-day	52-week high
Stock-for Stock Transactions
High	74%	134%	42%
Mean	30%	37%	10%
Median	27%	31%	8%
Low	7%	(4)%	(12)%
Transaction (Premia to QLT unaffected closing price of $4.63 as of November 19, 2013)	48%	60%	35%
Transaction (Premia to QLT closing price of $5.15 as of June 20, 2014)	33%	26%	(2)%

  Miscellaneous

        This summary is not a complete description of Deutsche Bank's opinion or the analyses underlying, and factors considered in connection with, Deutsche Bank's opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Deutsche Bank believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Deutsche Bank opinion. In arriving at its fairness determination, Deutsche Bank considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to QLT, Auxilium, the combined company or the transaction.

        In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Auxilium Board of Directors as to the fairness of the equity exchange ratio, from a financial point of view, to the holders of the outstanding Auxilium common stock as of the date of the opinion and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described above, in connection with its analyses, Deutsche Bank made, and was provided by the managements of Auxilium and QLT with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, Auxilium or QLT. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Auxilium or QLT or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The terms of the transaction, including the equity exchange ratio, were determined through arm's-length negotiations between Auxilium and QLT and were approved by the Auxilium Board of Directors. Although Deutsche Bank provided advice to the Auxilium Board of Directors during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Auxilium Board of Directors. Deutsche Bank did not recommend any specific consideration to Auxilium or the Auxilium Board of Directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction. As described above, the opinion of Deutsche Bank and its presentation to the Auxilium Board of Directors were among a number of factors taken into consideration by the Auxilium Board of Directors in making its determination to approve the merger agreement and the transaction contemplated thereunder.

  Opinion of Houlihan Lokey Financial Advisors, Inc.

        On June 25, 2014, Houlihan Lokey verbally rendered its opinion to Auxilium's Board of Directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey's written opinion addressed to Auxilium's Board of Directors dated as of June 25, 2014), that, as of June 25, 2014, taking into account the merger, the equity exchange ratio provided for in the merger pursuant to the merger agreement is fair, from a financial point of view, to the holders of Auxilium common stock that are issued and outstanding immediately prior to the closing of the merger.

        Houlihan Lokey's opinion was directed to Auxilium's Board of Directors (in its capacity as such) and only addressed the equity exchange ratio from a financial point of view provided to the holders of Auxilium common stock in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey's opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this joint proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to Auxilium's Board of Directors, any security holder of Auxilium or any other person as to how to act or vote with respect to any matter relating to the merger.

        In arriving at its opinion, Houlihan Lokey, among other things:

  1.
  reviewed the following agreements and documents:

  a.
  a draft of the Agreement and Plan of Merger dated as of June 25, 2014, but not including any schedules attached thereto; and

  b.
  "Project Bond—Acquisition Structure, IP Migration and Leverage Insertion" memorandum, prepared by Ernst & Young LLP, dated June 3, 2014;

  2.
  reviewed certain publicly available business and financial information relating to Auxilium and QLT that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of each of Auxilium and QLT;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Auxilium and QLT made available to Houlihan Lokey by Auxilium, including (a) financial projections prepared by and discussed with the management of Auxilium relating to Auxilium for the fiscal years ending 2014 through 2018, (b) financial projections prepared by and discussed with the management of Auxilium relating to worldwide net sales of QLT's proprietary synthetic retinoid product in development known as "QLT091001" (the "Product") for the fiscal years ending 2014 through 2026 (the "Product Sales Projections"), and (c) certain forecasts and estimates of potential tax benefits expected to result from the merger, all as prepared by or at the direction of the management of Auxilium (the "Tax Benefits");

  4.
  reviewed the Co-Development Agreement, dated as of April 4, 2006, between QLT and Retinagenix, LLC (the "Retinagenix Agreement");

  5.
  reviewed proposed non-binding terms (the "Proposed Terms") that were under negotiation prior to the execution of the Agreement and Plan of Merger between QLT and a third party regarding the sale or license of the Product (the "Product Agreement");

  6.
  spoke with certain members of the management of Auxilium and certain of its representatives and advisors regarding the business of Auxilium and QLT, operations, financial condition and prospects of Auxilium and QLT, the merger and related matters;

  7.
  spoke with certain members of the management of QLT regarding the business, operations, financial condition and prospects of QLT and related matters;

  8.
  compared the financial and operating performance of Auxilium and QLT with that of other public companies that Houlihan Lokey deemed to be relevant;

  9.
  considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

  10.
  reviewed the current and historical market prices and trading volume for certain of Auxilium's and QLT's publicly-traded securities, and the current and historical market prices and trading volume of the publicly-traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

  11.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, management of Auxilium advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best then available estimates and judgments of such management as to the future financial results and condition of Auxilium and QLT, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of the management of Auxilium, Houlihan Lokey relied upon and assumed that the Tax Benefits reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best then available estimates and judgments of the management of Auxilium and that the Tax Benefits will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such Tax Benefits or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Auxilium and QLT since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to Houlihan Lokey's analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. In addition, Houlihan Lokey understood that the terms of the Product Agreement were being negotiated at the time it delivered its opinion. Houlihan Lokey relied upon and assumed, without independent verification and with the consent of Auxilium's Board of Directors, that (a) the Product Agreement will be entered into prior to the consummation of the merger on terms that will not have a material effect on Houlihan Lokey's analysis or its opinion, (b) a $25,000,000 upfront payment will be paid to QLT (the "Upfront Payment") concurrently with or immediately after the consummation of the merger, (c) the payment by QLT of the royalties and milestone payments would become payable by QLT under the Retinagenix Agreement based on the Product Sales Projections, and (d) the payment to QLT of the royalties and milestone payments under the Product Agreement based on the Proposed Terms and the Product Sales Projections would be made. Management of Auxilium advised Houlihan Lokey, and Houlihan Lokey assumed, that (i) QLT's existing capital losses will be applicable and sufficient to fully offset any income or capital gains taxes that might be owed by QLT as a result of receipt of the Upfront Payment, and (ii) QLT's net operating loss carryforwards in Canada and the United States will be inapplicable following the consummation of the merger. In addition, management of Auxilium advised Houlihan Lokey, and Houlihan Lokey assumed, that following consummation of the merger, rights relating to the Product will be sold or licensed to a newly formed Bermuda entity.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the draft merger agreement identified in item 1.a. above and all other related documents and instruments referred to therein are true and correct, (b) each party to such merger agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in such merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Auxilium or QLT, or otherwise have an effect on the merger, Auxilium, QLT or HoldCo or any expected benefits of the merger that would be material to Houlihan Lokey's analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of Auxilium, that any increase in the equity exchange ratio pursuant to the merger agreement will not be material to Houlihan Lokey's analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents that Houlihan Lokey reviewed.

        Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Auxilium, QLT or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Auxilium or QLT was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Auxilium or QLT was or may be a party or is or may have been subject.

        Auxilium did not request that Houlihan Lokey, and Houlihan Lokey did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Auxilium, QLT, HoldCo or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the Auxilium Board of Directors, Auxilium, QLT or any other party with respect to alternatives to the merger. Houlihan Lokey's opinion necessarily assumed the absence of further material changes in the financial, economic and market conditions from those prevailing on June 25, 2014, the date Houlihan Lokey gave its opinion. Houlihan Lokey's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, June 25, 2014. Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey's attention after June 25, 2014. Subsequent events that could materially affect the conclusion set forth in its opinion include, without limitation, changes in industry performance or market conditions, changes to the business, financial condition or results of operations of Auxilium or QLT, changes in the terms of the merger, and the failure to consummate the merger within a reasonable period of time.

        Houlihan Lokey did not express any opinion as to what the value of Auxilium common stock actually will be when exchanged pursuant to the merger agreement or the price or range of prices at which Auxilium common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the QLT common shares to be issued in the merger to the holders of Auxilium common stock immediately prior to the merger will be listed on the NASDAQ Global Market. In addition, Houlihan Lokey did not expressing any opinion as to the terms of any refinancing of convertible notes or other debt of Auxilium.

        Houlihan Lokey's opinion was furnished for the use of the Auxilium Board of Directors (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent. Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. Houlihan Lokey's opinion is not intended to be, and does not constitute, a recommendation to the Auxilium Board of Directors, the holders of Auxilium common stock or any other party as to how to act, vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the merger or otherwise.

        Houlihan Lokey's opinion only addresses the matters set forth below as of June 25, 2014, and does not in any manner address any other aspect of the merger or any part thereof or any agreement, arrangement or understanding entered into in connection therewith or otherwise. Houlihan Lokey was not requested to opine as to, and Houlihan Lokey's opinion does not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of Auxilium, its affiliates, their respective security holders or any other party to proceed with or effect any portion or aspect of the merger, (b) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (except if and only to the extent expressly specified in its opinion), (c) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Auxilium or its affiliates, or to any other party, except if and only to the extent expressly set forth in its written opinion, (d) the relative merits of the merger as compared to any alternative business strategies or transactions that might be available for Auxilium, QLT, their affiliates or any other party or the effect of any other transaction in which any party might engage, (e) the fairness of any portion or aspect of the merger to any one class or group of Auxilium's or any other party's security holders or other constituents vis-à-vis any other class or group of Auxilium's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (f) how the Auxilium Board of Directors, the holders of Auxilium common stock or any other securityholder of Auxilium, or any other party should act with respect to any portion or aspect of the merger (including, without limitation, how to vote with respect to the merger) or any investment decision, (g) the solvency, creditworthiness or fair value of Auxilium, QLT, HoldCo, their affiliates or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the equity exchange ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Auxilium Board of Directors, on the assessments by Auxilium and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Auxilium, QLT, HoldCo, AcquireCo and the merger or otherwise. The issuance of Houlihan Lokey's opinion was approved by a committee authorized to approve opinions of this nature.

        In preparing its opinion to Auxilium's Board of Directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey's analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey's overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion.

        In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of June 25, 2014, the date of its opinion. No company, transaction or business used in Houlihan Lokey's analyses for comparative purposes is identical to Auxilium or QLT, or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the low, high, median and mean) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts prepared by or at the direction of the management of Auxilium, or made available to Houlihan Lokey by Auxilium, and the implied reference range values indicated by Houlihan Lokey's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Auxilium. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion was only one of many factors considered by Auxilium's Board of Directors in evaluating the proposed merger. Neither Houlihan Lokey's opinion nor its analyses were determinative of the equity exchange ratio offered to holders of Auxilium common stock or of the views of Auxilium's Board of Directors or management with respect to the merger or the equity exchange ratio offered to holders of Auxilium common stock. The type and amount of consideration payable in the merger were determined through negotiation between Auxilium and QLT, and the decision to enter into the merger agreement was solely that of Auxilium's Board of Directors.

        The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with Auxilium's Board of Directors on June 25, 2014. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey's analyses. For purposes of Houlihan Lokey's financial analyses and opinion as described in this joint proxy statement/prospectus, the term "equity exchange ratio" refers to the exchange of one share of Auxilium common stock held by the holders of Auxilium common stock immediately prior to the merger for 3.1359 QLT common shares.

        For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

  •
  "Enterprise value"—generally, the value as of a specified date of the relevant company's outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount, as applicable, of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

  •
  "EBITDA"—generally, the amount of the relevant company's earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items, for a specified time period.

        In conducting its analyses, Houlihan Lokey used various methodologies to review the valuations of Auxilium and QLT on a stand-alone basis and of Auxilium and QLT on a relative basis, taking into account the impact of pro forma effects of the merger, including the synergies and other benefits of the merger, to assess the fairness of the equity exchange ratio of one share of Auxilium common stock held by the existing holders of Auxilium common stock immediately prior to the merger for 3.1359 QLT common shares after the merger. Specifically, for purposes of its opinion, Houlihan Lokey conducted analyses of selected publicly-traded companies, selected precedent transactions and discounted cash flow, and conducted a has / gets analysis (as described below) that compared (a) the implied aggregate value reference ranges of all Auxilium common stock held by the existing holders of Auxilium common stock immediately prior to the merger with (b) the implied aggregate value reference ranges of all QLT common shares after the merger that would be held by the existing holders of Auxilium common stock immediately prior to the merger. Houlihan Lokey calculated the implied aggregate value reference ranges of QLT common shares after the merger attributable to existing holders of Auxilium common stock immediately prior to the merger based on a "sum of the parts" approach, which incorporated, among other things, implied enterprise value reference ranges for Auxilium and implied enterprise value reference ranges for QLT, in each case, as described below, and the impact of benefits of the transaction, including synergies, and other pro forma effects of the transaction.

  Selected Publicly-Traded Companies Analyses

        Analysis of Selected Publicly-Traded Companies—Generally.    Houlihan Lokey selected the companies listed below because, based on its professional judgment and experience, their businesses and operating profiles are relevant to those of Auxilium. However, because of the inherent differences between the businesses, operations and prospects of Auxilium and the business, operations, and prospects of the selected companies, no company is exactly the same as Auxilium. Therefore, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected publicly-traded companies analysis. Accordingly, Houlihan Lokey also made qualitative judgments concerning differences between the financial and operating characteristics and prospects Auxilium relative to selected companies that would affect the public trading values of it in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk associated with Auxilium and selected companies.

        Unless the context indicates otherwise, enterprise values and equity values used in the selected publicly-traded companies analyses were calculated using the closing price of the common stock of the selected companies listed below as of June 23, 2014. The estimates of the future financial and operating performance of Auxilium relied upon by Houlihan Lokey for the financial analyses described below were based on the financial projections prepared by or at the direction of the management of Auxilium, or made available to Houlihan Lokey by Auxilium. The estimates of adjusted EBITDA of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

The financial data reviewed included:

  •
  Enterprise value as a multiple of estimated calendar year 2014 revenues;

  •
  Enterprise value as a multiple of estimated calendar year 2015 revenues; and

  •
  Enterprise value as a multiple of estimated calendar year 2015 adjusted EBITDA.

        Analysis of Selected Publicly-Traded Companies—As Applied to Auxilium.    Houlihan Lokey reviewed certain data for selected publicly-traded companies that Houlihan Lokey deemed relevant to Auxilium, including:

  •
  Acorda Therapeutics, Inc.

  •
  Cubist Pharmaceuticals Inc.

  •
  DepoMed Inc.

  •
  Horizon Pharma, Inc.

  •
  Impax Laboratories Inc.

  •
  The Medicines Company

  •
  Salix Pharmaceuticals Inc.

  •
  Sucampo Pharmaceuticals, Inc.

  •
  United Therapeutics Corporation

        The following table summarizes the results of Houlihan Lokey's analysis:

	Enterprise Value Calendar Year 2014 Revenues	Enterprise Value Calendar Year 2015 Revenues	Enterprise Value Calendar Year 2015 Adjusted EBITDA
Low	2.8x	2.3x	6.2x
High	7.1x	5.8x	25.3x
Median	3.3x	3.1x	12.4x
Mean	4.0x	3.4x	13.5x

        Taking into account the results of the selected publicly-traded companies analysis, Houlihan Lokey applied selected multiple ranges of 3.75x to 4.25x, 3.00x to 3.50x and 13.00x to 15.00x, to Auxilium management's estimates of calendar year 2014 revenues, calendar year 2015 revenues and calendar year 2015 adjusted EBITDA for Auxilium, respectively. The selected publicly-traded companies analysis indicated implied enterprise value reference ranges for Auxilium of approximately $1,553,100,000 to $1,760,200,000 based on the multiples of calendar year 2014 revenue; $1,649,000,000 to $1,923,800,000 based on the multiples of calendar year 2015 revenue; and $1,609,400,000 to $1,857,100,000 based on the multiples of calendar year 2015 adjusted EBITDA, respectively. The selected publicly-traded companies analysis indicated implied aggregate value reference ranges of all Auxilium common stock held by the holders of Auxilium common stock immediately prior to the merger of approximately $847,500,000 to $1,054,600 based on the multiples of calendar year 2014 revenue; $943,400,000 to $1,218,200,000 based on the multiples of calendar year 2015 revenue; and $903,800,000 to $1,151,400,000 based on the multiples of calendar year 2015 adjusted EBITDA, respectively.

  Selected Precedent Transactions Analyses

        Analysis of Selected Precedent Transactions—Generally.    The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of Auxilium and those of the companies included in the selected precedent transactions analysis. Accordingly, Houlihan Lokey believed that a purely quantitative selected precedent transactions analysis would not be particularly meaningful in its analyses. Houlihan Lokey therefore also made qualitative judgments concerning differences between the characteristics of Auxilium relative to the targets in the selected precedent transactions.

        Unless the context indicates otherwise, transaction values and adjusted EBITDA for the selected precedent transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement.

        Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.

        The financial data reviewed included:

  •
  Transaction value as a multiple of latest 12 months revenues;

  •
  Transaction value as a multiple of latest 12 months adjusted EBITDA;

  •
  Transaction value as a multiple of estimated next fiscal year revenues; and

  •
  Transaction value as a multiple of estimated next fiscal year adjusted EBITDA.

        Analysis of Selected Precedent Transactions—As Applied to Auxilium.    Houlihan Lokey reviewed the transaction value and financial multiples in selected transactions that Houlihan Lokey, based on its experience with merger and acquisition transactions, deemed relevant to Auxilium, including:

Date Announced	Target	Acquirer
6/19/14	Shire Plc.	AbbVie Inc.
4/22/14	Allergan Inc.	Valeant Pharmaceuticals International, Inc.
4/7/14	Questcor Pharmaceuticals Inc.	Mallinckrodt plc
3/20/14	Revive Pharmaceuticals, Donnatal	Concordia Healthcare
11/11/13	ViroPharma Inc	Shire Plc
11/7/13	Santarus, Inc.	Salix Pharmaceuticals, Inc.
11/5/13	Paladin Labs Inc.	Endo Health Solutions Inc.
9/9/13	Laboratorios Andromaco S.A.	Grünenthal GmbH
8/29/13	Veropharm Co. Ltd.	GardenHills OOO
8/27/13	Hi-Tech Pharmacal Co., Inc.	Akorn, Inc.
8/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.
7/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals Inc.
7/29/13	Elan Corporation, plc	Perrigo Company
5/27/13	Bausch & Lomb Holdings Incorporated	Valeant Pharmaceuticals International Inc.
5/20/13	Warner Chilcott plc	Actavis, Inc.
4/29/13	Actient Pharmaceuticals, LLC	Auxilium Pharmaceuticals Inc.
9/3/12	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.
7/16/12	Par Pharmaceutical Companies Inc.	TPG Capital, L.P.; TPG Partners VI, L.P.
6/29/12	Amylin Pharmaceuticals Inc.	Bristol-Myers Squibb Company
4/25/12	Actavis Group Hf.	WATSON PHARMA S.à r.l.
11/18/11	Graceway Pharmaceuticals, LLC	Medicis Pharmaceutical Corporation
5/24/11	Prometheus Laboratories Inc.	Nestlé Health Science S.A.
5/19/11	Nycomed SICAR S.C.A.	Takeda Pharmaceutical Company Limited
5/2/11	Cephalon, Inc.	Teva Pharmaceuticals USA, Inc.
2/21/11	ProStrakan Group plc	Kyowa Hakko Kirin Co., Ltd.
10/12/10	King Pharmaceuticals LLC	Pfizer Inc.
9/28/10	Generics Bidco I, LLC	Endo Pharmaceuticals Holdings Inc. (nka:Endo Health Solutions Inc.)
8/9/10	Penwest Pharmaceuticals Co.	Endo Pharmaceuticals Holdings Inc. (nka:Endo Health Solutions Inc.)
6/3/10	Exelixis, Inc.	Deerfield Management Company, L.P.; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P

        The following table summarizes the results of Houlihan Lokey's analysis:*

Transaction Value NFY Revenues**
Low	1.9x
High	38.1x
Median	5.1x
Mean	7.7x

*
Low, high, median and mean figures shown above exclude transactions for which no meaningful information was available.

**
NFY refers to the next fiscal year for which financial information has not been made public.

        Taking into account the results of the selected precedent transactions analysis, Houlihan Lokey applied a selected multiple range of 4.25x to 4.75x to Auxilium management's estimates of calendar year 2014 revenues for Auxilium. The selected precedent transactions analysis indicated an implied enterprise value reference range for Auxilium of approximately $1,760,200,000 to $1,967,300,000 and an implied aggregate value reference range of all Auxilium common stock held by the existing holders immediately prior to the transaction of approximately $1,054,600,000 to $1,261,700,000 based on the multiples of estimated calendar year 2014 revenues.

  Discounted Cash Flow Analyses

        Analysis of Discounted Cash Flow—Generally.    A discounted cash flow analysis is a valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows to be generated by the asset. Present value refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        Analysis of Discounted Cash Flow—As Applied to Auxilium.    Houlihan Lokey performed a discounted cash flow analysis of Auxilium by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Auxilium based on the financial projections prepared by or at the direction of the management of Auxilium, or made available to Houlihan Lokey by Auxilium. Houlihan Lokey calculated terminal values for Auxilium by applying a range of terminal value EBITDA multiples of 7.50x to 8.50x to Auxilium's fiscal year 2018 estimated EBITDA. The net present values of Auxilium's projected future cash flows and terminal values were then calculated using discount rates ranging from 9.00% to 11.00%. The discounted cash flow analysis indicated an implied enterprise value reference range for Auxilium of approximately $1,747,900,000 to $2,082,100,000 and an implied aggregate value reference range of all Auxilium common stock held by the existing holders of Auxilium common stock immediately prior to the transaction of approximately $1,138,500,000 to $1,472,700,000.

        Discounted Cash Flow Analysis—As Applied to QLT.    Houlihan Lokey performed a discounted cash flow analysis of QLT by calculating the estimated net present value of the projected adjusted net income of QLT based on the financial projections prepared by or at the direction of the management of Auxilium, or made available to Houlihan Lokey by Auxilium. The net present values of QLT's projected future cash flows between FY 2014 and FY 2028 were then calculated using discount rates ranging from 13.0% to 15.0%. The discounted cash flow analysis indicated an implied total enterprise value reference range (including cash and cash equivalents, the Upfront Payment, and certain receivables) for QLT of approximately $199,800,000 to $204,000,000.

  Has / Gets Analysis

        Houlihan Lokey compared, (a) the implied aggregate value reference ranges of all Auxilium common stock held by the existing holders of Auxilium common stock immediately prior to the merger (see the "Has" columns in the tables below) to (b) the implied aggregate value reference ranges of all QLT common shares after the merger that would be held immediately after by the existing holders of Auxilium common shares immediately prior to the merger (see the "Gets" columns in the tables below) across each of its financial analyses. It should be noted that the implied enterprise value range of QLT which is incorporated into the "Gets" is based only on discounted cash flow analysis. The results are shown in the tables below.

        In each case Houlihan Lokey calculated the "Gets" based on a "sum-of-the parts" approach, which incorporated, among other things, implied enterprise value reference ranges for Auxilium, implied enterprise value reference ranges for QLT, the impact of tax and other benefits of the merger, including synergies, and other pro forma effects of the merger.

  Selected Publicly-Traded Companies Analysis

	Has	Gets:
2014E Revenues	$843,900,000 - $1,042,500,000	$959,500,000 - $1,159,100,000
2015E Revenues	$937,000,000 - $1,195,900,000	$1,028,900,000 - $1,276,000,000
2015E Adjusted EBITDA	$899,200,000 - $1,133,500,000	$1,000,400,000 - $1,228,400,000

  Selected Precedent Transactions Analysis

	Has	Gets:
2014E Revenues	$1,042,500,000 - $1,236,500,000	$1,108,900,000 - $1,307,000,000

  Discounted Cash Flow Analysis

Has	Gets:
$1,121,400,000 - $1,420,400,000	$1,175,200,000 - $1,451,300,000

  Other Matters

        Houlihan Lokey was engaged by Auxilium's Board of Directors to provide an opinion to Auxilium's Board of Directors as to the fairness, from a financial point of view and as of June 25, 2014, the date of its opinion, to the holders of Auxilium common stock of the equity exchange ratio to be provided to them in the merger pursuant to the merger agreement, which opinion took into account the merger, and was based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. Auxilium engaged Houlihan Lokey based on Houlihan Lokey's experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by Auxilium, Houlihan Lokey is entitled to a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey's engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey's opinion. No portion of Houlihan Lokey's fee is contingent upon the consummation of the merger. Auxilium also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to Houlihan Lokey's engagement.

        In the ordinary course of business, certain of Houlihan Lokey's employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, Auxilium, QLT or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

        Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to Auxilium, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties

(including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Auxilium, QLT, other participants in the merger or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Opinion of QLT's Financial Advisor

        QLT retained Credit Suisse to act as its financial advisor in connection with its strategic review process and the merger. As part of this engagement, the QLT Board of Directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to QLT of the equity exchange ratio provided for in the merger. On June 25, 2014, at a meeting of the QLT Board of Directors held to evaluate the proposed merger, Credit Suisse rendered to the QLT Board of Directors an oral opinion, confirmed by delivery of a written opinion dated June 25, 2014, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the equity exchange ratio provided for in the merger was fair, from a financial point of view, to QLT.

        The full text of Credit Suisse's written opinion, dated June 25, 2014, to the QLT Board of Directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The description of Credit Suisse's opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse's opinion. Credit Suisse's opinion was provided to the QLT Board of Directors (in its capacity as such) for its information in connection with its evaluation of the equity exchange ratio from a financial point of view to QLT and did not address any other aspect of the merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to QLT or the underlying business decision of QLT to proceed with the merger. Credit Suisse's opinion does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the merger or otherwise.

        In arriving at its opinion, Credit Suisse reviewed a draft, dated June 25, 2014, of the merger agreement and certain publicly available business and financial information relating to QLT and Auxilium. Credit Suisse also reviewed certain other information relating to QLT and Auxilium provided to or discussed with Credit Suisse by QLT and Auxilium, including financial forecasts and estimates relating to QLT and Auxilium prepared by the managements of QLT and Auxilium, and met with the managements of QLT and Auxilium to discuss the businesses and prospects of QLT and Auxilium. Credit Suisse also considered certain financial and stock market data of QLT and Auxilium, and considered that data with similar data for publicly held companies in businesses it deemed similar to those of Auxilium. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. Credit Suisse noted for the QLT Board of Directors that Credit Suisse did not, for purposes of its analyses and opinion, evaluate QLT or the merger relative to selected companies or selected precedent transactions given that QLT is a development stage biotechnology company with insufficient near-term or historical financial data for comparative purposes.

        In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for QLT and Auxilium that Credit Suisse utilized in its analyses, including estimates of the managements of QLT and Auxilium as to potential net operating loss carryforwards expected to be utilized by each of QLT and Auxilium on a standalone basis, QLT and Auxilium advised Credit Suisse, and Credit Suisse assumed with QLT's consent, that such forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of QLT and Auxilium, as the case may be, as to the future financial performance of QLT and Auxilium and the other matters covered thereby. Credit Suisse also assumed, with QLT's consent, that the potential net operating loss carryforwards expected to be utilized by each of QLT and Auxilium would be realized in the amounts and at the times projected. Credit Suisse relied, with QLT's consent and without independent verification, upon the assessments of the managements of QLT and Auxilium as to (i) the proposed retinoid transaction, including the timing and financial and other terms thereof, (ii) the potential impact on QLT and Auxilium of market and other trends and prospects for, including governmental and regulatory policies relating to or affecting, the healthcare industry and (iii) the validity of, and risks associated with, the products, product candidates and related indications of QLT and Auxilium (including, without limitation, the timing and probability of successful development and commercialization of such products, product candidates and related indications, approval thereof by appropriate governmental authorities, the validity of patents or other intellectual property and the potential impact of generic competition). Credit Suisse assumed, with QLT's consent, that there would be no developments with respect to any such matters that would be meaningful to its analyses or opinion.

        Credit Suisse assumed, with QLT's consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger or related transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on QLT, Auxilium, the merger or related transactions (including the contemplated benefits thereof) and that the merger and related transactions would be consummated in accordance with the terms of the merger agreement and related documents without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of QLT advised Credit Suisse, and Credit Suisse also assumed, that the terms of the merger agreement, when executed, would conform in all material respects to the terms reflected in the draft reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of QLT or Auxilium, nor was Credit Suisse furnished with any such evaluations or appraisals and Credit Suisse assumed, with QLT's consent, that appropriate reserves and other provisions were made with respect to, and that there were no undisclosed, liabilities of or relating to QLT or Auxilium. With respect to outstanding litigation involving Auxilium for which significant damages have been alleged, QLT directed Credit Suisse to assume that the outcome of such litigation would not have a material adverse effect on the financial condition or results of operations of Auxilium, the combined company, the merger or related transactions (including the contemplated benefits thereof) or otherwise be meaningful in any respect to Credit Suisse's analyses or opinion. Credit Suisse did not express any opinion with respect to accounting, tax, regulatory, legal or similar matters and Credit Suisse relied, with QLT's consent, upon the assessments of representatives of QLT as to such matters.

        Credit Suisse's opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the equity exchange ratio and did not address any other aspect or implication of the merger or related transactions, including, without limitation, the terms for determining the adjustments to the equity exchange ratio, the form or structure of the merger, the subscription (by QLT for shares of HoldCo common stock and by HoldCo for QLT common shares) as contemplated by the merger agreement, or the retinoid transaction, any reorganizations or other related transactions or any voting or other agreement, arrangement or understanding entered into in connection with the merger, any related transactions or otherwise. Credit Suisse's opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger or related transactions, or class of such persons, relative to the equity exchange ratio or otherwise. The issuance of Credit Suisse's opinion was approved by Credit Suisse's authorized internal committee.

        Credit Suisse's opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of QLT common shares actually would be when issued pursuant to the merger or the prices at which QLT common shares or Auxilium common stock would trade at any time. Credit Suisse did not address the relative merits of the merger or related transactions as compared to alternative transactions or strategies that might be available to QLT, nor did it address the underlying business decision of QLT to proceed with the merger or related transactions.

        In preparing its opinion to the QLT Board of Directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse's analyses described below is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond QLT's and Auxilium's control. No company or business used for comparative purposes in Credit Suisse's analyses is identical to QLT, Auxilium or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed. The estimates contained in Credit Suisse's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse's analyses are inherently subject to substantial uncertainty.

        Credit Suisse's opinion and financial analyses were only one of many factors considered by the QLT Board of Directors in its evaluation of the merger and should not be viewed as determinative of the views of the QLT Board of Directors or management with respect to the merger and related transactions or the equity exchange ratio.

        The following is a summary of the material financial analyses reviewed with the QLT Board of Directors on June 25, 2014 in connection with Credit Suisse's opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse's financial analyses. For purposes of the discounted cash flow analyses described below, (i) the low-end of implied exchange ratio reference ranges was calculated by dividing the low-end of the approximate implied per share equity value reference ranges for Auxilium by the high-end of the approximate implied per share equity value reference ranges for QLT derived from such analyses and (ii) the high-end of implied exchange ratio reference ranges was calculated by dividing the high-end of the approximate implied per share equity value reference ranges for Auxilium by the low-end of the approximate implied per share equity value reference ranges for QLT derived from such analyses. In addition, for purposes of such analyses, the term "unadjusted equity exchange ratio" refers to the equity exchange ratio of 3.1359x assuming no increase in the equity exchange ratio provided for in the merger based on the aggregate cash consideration received from the proposed retinoid transaction and the term "maximum adjusted equity exchange ratio" refers to the equity exchange ratio of 3.2321x, assuming the maximum increase in the equity exchange ratio provided for in the merger based on the aggregate cash consideration received from the proposed retinoid transaction.

        Selected Public Companies Analysis.    Credit Suisse reviewed financial and stock market information of Auxilium and the following six selected publicly traded companies which Credit Suisse in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the specialty biopharmaceuticals industry, referred to as the selected companies:

  •
  Endo Health Solutions Inc.

  •
  Cubist Pharmaceuticals, Inc.

  •
  Jazz Pharmaceuticals Public Limited Company

  •
  The Medicines Company

  •
  Salix Pharmaceuticals, Ltd.

  •
  United Therapeutics Corporation

        Credit Suisse reviewed enterprise values, calculated as fully-diluted equity values based on closing stock prices as of June 24, 2014 plus debt and minority interests (as applicable) less cash and cash equivalents and equity investments (as applicable), as multiples of calendar year 2014 and calendar year 2015 estimated revenue. The overall low to high calendar year 2014 and calendar year 2015 estimated revenue multiples observed for the selected companies were 2.4x to 8.7x (with a mean of 5.4x and a median of 5.5x) and 2.2x to 7.2x (with a mean of 4.7x and a median of 5.0x), respectively. Credit Suisse noted that calendar year 2014 and calendar year 2015 estimated revenue multiples observed for Auxilium were 4.0x and 3.3x, respectively, based on analysts' estimates, and 3.9x and 2.9x, respectively, based on internal estimates of the management of Auxilium. Credit Suisse then applied selected ranges of calendar year 2014 and calendar year 2015 estimated revenue multiples of 4.0x to 5.0x and 3.0x to 4.0x, respectively, derived from the selected companies to corresponding data of Auxilium. Financial data of the selected companies were based on publicly available research analysts' consensus estimates, public filings and other publicly available information. Financial data of Auxilium was based on publicly available research analysts' estimates and internal estimates of Auxilium's management. This analysis indicated the following approximate implied per share equity value reference range for Auxilium, as compared to Auxilium's per share closing stock price on June 24, 2014:

Implied Per Share Equity Value Reference Range	Per Share Closing Stock Price on June 24, 2014
$21.57 - $30.39	$20.86

        Discounted Cash Flow Analyses.    Credit Suisse performed a discounted cash flow analysis of QLT to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that QLT was forecasted to generate during the last nine months of the fiscal year ending December 31, 2014 through the full calendar year ending December 31, 2026 based on QLT's public filings and internal estimates of QLT's management. The terminal value of QLT was calculated at the end of the forecast period by using a range of negative perpetuity growth rates of 90.0% to 70.0%. The present values (as of March 31, 2014) of the cash flows and terminal values were then calculated using discount rates of 14.0% to 17.0%. This analysis indicated an approximate implied per share equity value reference range for QLT of $6.59 per share to $8.60 per share.

        Credit Suisse also performed a discounted cash flow analysis of Auxilium to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that Auxilium was forecasted to generate during the last nine months of the fiscal year ending December 31, 2014 through the full fiscal year ending December 31, 2018 based on Auxilium's public filings and internal estimates of Auxilium's management. The terminal value of Auxilium was calculated by applying to Auxilium's calendar year 2018 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, a range of EBITDA multiples of 9.5x to 11.5x. The present values (as of March 31, 2014) of the cash flows and terminal values were then calculated using discount rates of 8.5% to 11.0%. This analysis indicated an approximate implied per share equity value reference range for Auxilium of $24.78 per share to $33.56 per share.

        Based on the approximate implied per share equity value reference ranges for QLT common shares and Auxilium common stock described above, Credit Suisse calculated the following implied exchange ratio reference range, as compared to the unadjusted equity exchange ratio and the maximum adjusted equity exchange ratio:

Implied Equity Exchange Ratio Reference Range	Unadjusted Equity Exchange Ratio	Maximum Adjusted Equity Exchange Ratio
2.8803x - 5.0946x	3.1359x	3.2321x

        Other Information.    Credit Suisse also observed certain additional information that was not considered part of Credit Suisse's financial analyses with respect to its opinion but was referenced for informational purposes, including, among other things, the following:

  •
  historical trading prices during the 52-week period ended November 19, 2013 (the last trading day prior to QLT's public announcement of its strategic alternatives review process) for QLT common shares and June 24, 2014 for Auxilium common stock, which ranged from $3.69 per share to $5.06 per share for QLT (adjusted, in the case of QLT's historical trading prices prior to June 27, 2013, for the payment by QLT on such date of a special dividend) as compared to the closing prices of QLT common shares on November 19, 2013 and June 24, 2014 of $4.63 per share and $5.32 per share, respectively, and which ranged from $16.11 per share to $32.89 per share for Auxilium as compared to Auxilium's closing stock price on June 24, 2014 of $20.86 per share;

  •
  publicly available research analysts' stock price targets for QLT common shares and Auxilium common stock, which indicated standalone and acquisition stock price targets for QLT common shares of $5.00 per share to $6.00 per share and $6.00 per share to $7.50 per share, respectively, and standalone stock price targets for Auxilium common stock of $13.00 per share to $37.00 per share, resulting in an implied exchange ratio reference range utilizing such standalone and acquisition stock price targets of 2.1667x to 7.4000x and 1.7333x to 6.1667x, respectively, as compared to the unadjusted equity exchange ratio of 3.1359x and the maximum adjusted equity exchange ratio of 3.2321x; and

  •
  the premiums paid in 30 selected transactions announced from February 27, 2009 through July 15, 2013 with transaction values ranging from $92 million to $2.529 billion involving publicly traded biotechnology and pharmaceutical companies relative to the closing stock prices of such companies one-day and 30-days prior to the transaction announcement date; applying a selected range of median to mean one-day and 30-day premiums derived from nine selected transactions for which such information was publicly available of 67% to 94% and 75% to 105%, respectively, to QLT's closing share prices on November 19, 2013 (the last trading day prior to

    QLT's public announcement of its strategic alternatives review process) and October 18, 2013 (the last trading day 30 days prior to such public announcement) of $4.63 per share and $4.65 per share, respectively, indicated an implied per share equity value reference range for QLT of approximately $7.73 per share to $9.53 per share as compared to (i) the closing price of QLT common shares on June 24, 2014 of $5.32 per share, (ii) the implied per share equity value for QLT of approximately $6.86 per share based on the unadjusted equity exchange ratio of 3.1359x and Auxilium's five-day volume weighted average stock price as of June 20, 2014 of $21.50 per share, and (iii) the implied per share equity value for QLT of approximately $6.65 per share based on the maximum adjusted equity exchange ratio of 3.2321x and such five-day volume weighted average stock price for Auxilium.

  Miscellaneous

        QLT selected Credit Suisse to act as its financial advisor in connection with the merger based on Credit Suisse's qualifications, experience, reputation and familiarity with QLT and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        QLT has agreed to pay Credit Suisse for its financial advisory services to QLT in connection with the merger and related transactions an aggregate fee currently estimated to be approximately $6.6 million, a portion of which was payable upon delivery of Credit Suisse's opinion and approximately $5.6 million of which is contingent upon completion of the merger. In addition, QLT has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse's and its affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of QLT, Auxilium and their respective affiliates and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Interests of Certain Persons in the Merger

        In considering the recommendation of the Auxilium Board of Directors and the QLT Board of Directors with respect to the merger, Auxilium stockholders and QLT shareholders should be aware that certain executive officers and all of the directors of Auxilium, and certain executive officers and directors of QLT, have certain interests in the merger that may be different from, or in addition to, the interests of Auxilium stockholders and QLT shareholders generally. The Auxilium Board of Directors and QLT Board of Directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the merger and making their recommendations to Auxilium stockholders and QLT shareholders, respectively. These interests are described below.

  Auxilium—Directors Following the Merger

        The New Auxilium Board of Directors after the merger is expected to include each of the current directors of Auxilium, in addition to two of the current QLT directors agreed upon by Auxilium. See "QLT Proposal 2: Election of QLT Directors" for information regarding such individuals who are expected to serve as directors of New Auxilium effective upon completion of the merger.

  Auxilium—Employment Following the Merger

        The New Auxilium executive officers after the merger are expected to be the same as the executive officers of Auxilium immediately prior to the effective time of the merger.

  Auxilium—Merger-Related Compensation

        Under Auxilium's written employment agreements with its named executive officers, the merger does not constitute a "change in control," and therefore the merger will not trigger any benefits solely under the employment agreements. Likewise, the merger does not constitute a "change in control" under the equity compensation plans of Auxilium and therefore will not cause any acceleration of outstanding Auxilium equity awards. However, in connection with the merger, certain payments may be made, as described below under "—Auxilium—Golden Parachute Compensation."

  QLT—Merger-Related Compensation

        None of QLT's current named executive officers or directors is party to a change in control agreement or other agreement that provide for benefits solely upon the occurrence of the transaction contemplated by the merger agreement except as discussed below relating to certain equity awards. The written employment agreements between QLT and its named executive officers are described in "Executive Compensation of QLT".

        As described under the heading "Executive Compensation of QLT—Post-Employment Compensation and Change in Control Arrangements—Deferred Share Units and Restricted Stock Units" the vesting of DSUs and RSUs will be automatically accelerated at the effective time of the merger. In addition, on June 25, 2014, the QLT Board of Directors determined to accelerate the vesting of all unvested stock options held by directors, named executive officers and employees effective upon the closing of the merger.

        The following table sets forth the amounts of payments and benefits that each of QLT's named executive officers will receive in connection with the merger, assuming (1) the merger was completed on June 30, 2014, (2) that each of the named executive officers incurred a severance-qualifying termination under such officer's employment or change of control agreement on or before such date and (iii) the price per share of QLT's common shares is C$6.62 (US $6.20), which was the average closing price of QLT's common shares on the TSX for the first five business days following the first announcement of the merger. As discussed above, Mr. Aryeh, as Chairman of the Executive Transition Committee from June 4, 2012 through February 16, 2013 and Mr. Meckler, as Chairman of the Executive Transition Committee from February 16, 2013, are included in this table because the Executive Transition Committee served the function of QLT's CEO during such time. Because of this and solely for the reason of providing shareholders with comprehensive disclosure in accordance with principles of transparency and good corporate governance, QLT has included Messrs. Aryeh and Meckler as named executive officers in the following table. Neither Mr. Aryeh nor Mr. Meckler was employed by QLT nor compensated by QLT other than as a director.

        These payments and benefits are the subject of an advisory (non-binding) vote of QLT stockholders, as described below under "QLT Proposal 5: Advisory Vote on Merger-Related Compensation of QLT's Named Executive Officers," beginning on page 229 of this joint proxy statement/prospectus.

Golden Parachute Compensation

Name	Cash ($)		Equity ($)(3)		Tax Reimbursement ($)		Total ($)
Jason M. Aryeh	143,923	(1)	108,130	(4)	—		252,053
Jeffrey A. Meckler	71,958	(1)	54,066	(5)	—	(7)	126,024
Sukhi Jagpal	93,673	(2)	135,045	(6)	—		228,718
Alexander Lussow(8)	—		—		—		—

The DSU, RSU and stock option amounts reflected in table above were measured based on the C$6.62 average closing price of QLT's common shares on the TSX for the first five business days following the announcement of the merger. For presentation purposes, the summary table above reflects the $6.20 U.S. dollar equivalent of these amounts converted using the 1.06754 average of the noon buying foreign exchange rates published by the Federal Reserve Bank of New York for the first five business days following the announcement of the merger.

(1)
Amounts reflect the value of the accelerated vesting of any unvested DSUs held by each director, calculated by multiplying the quantity of such unvested DSUs by the C$6.62 (US $6.20) average stock price, which is described above. As at June 30, 2014, Mr. Aryeh had 23,223 unvested DSUs and Mr. Meckler had 11,611 unvested DSUs.

  In accordance with the terms of the Director's Deferred Share Unit Plan, a vested DSU can only be settled by conversion to cash (no shares are issued) and can only be converted after the director ceases to be a member of the Board unless the director is removed from the Board for just cause. If the merger is completed, all unvested DSUs will automatically vest. If Mr. Aryeh and Mr. Meckler cease to be directors upon completion of the merger, all DSUs held by Messrs. Aryeh and Meckler will be settled in cash and paid out as a lump sum immediately following the date on which they cease to be directors. The expected value of the cash payment to Mr. Aryeh would be US $272,687 based on an aggregate 44,000 DSUs vested following the merger effective time. The expected value of the cash payment to Mr. Meckler would be US $136,343 based on an aggregate 22,000 DSUs vested following the merger effective time.

(2)
Based on the letter agreement entered into with Mr. Jagpal effective on July 17, 2014, he is eligible to receive a retention bonus of C$100,000 (US $93,673 based on the average foreign exchange rate of 1.06754 described above), which is payable as a lump sum less applicable statutory withholding taxes, on the later of 90 days following the completion of the merger or February 28, 2015. However, in the event that the merger agreement is terminated by either Auxilium or QLT, Mr. Jagpal will still receive the cash retention bonus on the later of 30 days following the date the termination is announced or February 28, 2015. See "Executive Compensation of QLT—Post-Employment Compensation and Change in Control Arrangements—Employment Agreement with Sukhi Jagpal."

(3)
Amounts reflect the value of the accelerated vesting of all unvested stock options and RSUs. Pursuant to the terms of the RSUs, all RSUs will automatically vest upon completion of the merger. The vesting provisions applicable to unvested stock options may be accelerated at the Board's discretion. Consistent with the Board's determination to accelerate vesting of all stock options and RSUs upon completion of the Merger discussed below under "Executive Compensation of QLT—Post-Employment Compensation and Change in Control Arrangements—Deferred Share Units and Restricted Stock Units" the amounts in this row reflect the vesting of all unvested options and unvested RSUs, notwithstanding the lack of automatic vesting. All unvested stock options and RSUs will vest upon completion of the merger, unless such named executive officers' or directors' services are terminated prior to the closing of the merger.

(4)
The market value of Mr. Aryeh's RSUs was calculated by multiplying his 12,000 unvested RSUs by the C$6.62 (US $6.20) average stock price, which is described above. The presumed value realized upon exercise of Mr. Aryeh's stock options was calculated by multiplying his 17,361 unvested stock options as at June 30, 2014 by the difference between the C$6.62 (US $6.20) average stock price described above and the C$4.54 (USD $4.25) exercise price.

(5)
The market value of Mr. Meckler's RSUs was calculated by multiplying his 6,000 unvested RSUs by the C$6.62 (US $6.20) average stock price, which is described above. The presumed value realized upon exercise of Mr. Meckler's stock options was calculated by multiplying his 8,681 unvested stock options by the difference between the C$6.62 (US $6.20) average stock price described above and the C$4.54 (USD $4.25) exercise price.

(6)
The presumed value realized upon exercise of Mr. Jagpal's stock options was calculated by multiplying his 69,444 unvested stock options by the difference between the C$6.62 (US $6.20) average stock price described above and the C$4.50 (USD $4.25) exercise price.

(7)
The QLT Board of Directors has authorized QLT to, and QLT intends to enter, into an agreement pursuant to which QLT will reimburse Mr. Meckler for any taxes that would be payable (including any excise tax payable under Section 4999 of the Code) in connection with any compensation he will receive as a result of the consummation of the merger. It is not currently anticipated that Mr. Meckler will be subject to the excise taxes under Section 4999 of the Code as a result of the consummation of the merger, and accordingly, the amount reflected in the table is nil. In the event that the price of QLT's common shares were to increase substantially, Mr. Meckler could become subject to the excise taxes specified under Section 4999 and QLT would be required to reimburse him for such amounts.

(8)
Dr. Lussow's employment with QLT was terminated effective May 31, 2014, and therefore he will not receive any compensation that is based on or otherwise relates to the merger.

  Auxilium—Golden Parachute Compensation

        As discussed in "Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders," while for U.S. federal income tax purposes the merger is intended to qualify as a non-taxable "reorganization," Auxilium stockholders will be required to recognize gain (but not loss) on the Auxilium share exchange. Because Auxilium stockholders are required to recognize gain, any individuals which are each referred to in this joint proxy statement/prospectus as a "covered individual," who is or was an executive officer or director of Auxilium or New Auxilium and subject to the reporting requirements of Section 16(a) of the Exchange Act at any time during the six months before and six months after the closing of the merger will be subject to an excise tax (15% in 2014) under Section 4985 of the Code on the value of certain stock compensation held at any time during the same period by the covered individual.

        The excise tax applies to all payments (or rights to payment) granted to the covered individuals by Auxilium or New Auxilium in connection with the performance of services if the value of such payment is based on (or determined by reference to) the value of stock in Auxilium or New Auxilium (excluding certain statutory incentive stock options and holdings in tax qualified plans). This includes any outstanding (1) nonqualified stock options, whether vested or unvested, (2) restricted stock awards that remain subject to forfeiture, (3) unvested restricted share unit awards, (4) vested but deferred share units and (5) unvested performance restricted share units awards, held by the covered individuals during this twelve month period. However, even if the excise tax is applicable generally, the excise tax will not apply to (A) any stock option which is exercised prior to the closing date of the merger, or to the stock acquired in such exercise, if the related income is recognized on or before the closing date, and (B) any other specified stock compensation which is exercised, sold, distributed, cashed-out, or otherwise paid prior to the closing date in a transaction in which income is recognized.

        The Auxilium Board of Directors carefully considered the impact of the Section 4985 excise tax on the covered individuals, determining that the imposition of the tax on the covered individuals, when the vesting of outstanding equity awards subject to the excise tax is not being accelerated and covered individuals are receiving no additional benefit in connection with the transaction, would result in the affected individuals being deprived of a substantial portion of the value of their equity awards. The Auxilium Board of Directors concluded that it would not be appropriate to permit a significant burden arising from a transaction expected to bring significant strategic and financial benefits to Auxilium and its stockholders, including operational and tax synergies, to be imposed on the individuals most responsible for consummating the transaction and promoting the success of the combined company.

        The Auxilium Board of Directors assessed and compared the relative costs and benefits of three approaches for mitigating the possible impact of the Section 4985 excise tax: (1) reimbursing the covered individuals for the Section 4985 excise tax that would be payable by them as a result of the transaction (and any resulting income), (2) accelerating the vesting of and/or canceling these officers' and directors' equity awards and (3) and a hybrid approach involving the vesting and/or cancellation of certain equity incentive awards and reimbursing the covered individuals for the Section 4985 excise tax that would be payable by them as a result of the transaction (and any resulting income) with respect to the rest of the equity awards. In weighing these alternatives, and deciding in favor of reimbursing the covered individuals for the Section 4985 excise tax and the resulting income, as opposed to accelerating the vesting and delivery of outstanding equity awards, the Auxilium Board of Directors considered the following:

  •
  Alignment of Interests with Stockholders.  The Auxilium Board of Directors considered the strong desire to continue to align the interests of executive officers and directors with stockholder interests through substantial and meaningful officer and director equity ownership. Auxilium's executive officers hold a significant number of outstanding option awards. In addition, Auxilium made a significant number of incentive awards in 2014. As a result, Auxilium's executive officers have a significant number of unvested equity awards. The Board determined that the effect of accelerating the vesting of, or canceling, such awards would be to lose significant retention value during a crucial period. Accelerated awards would therefore have to be repeated following the merger resulting in additional cost and dilution to New Auxilium.

  •
  Pay for Performance.  The Auxilium Board of Directors considered the preference of Auxilium's investors that Auxilium's executive officers hold long-term performance-based compensation, which represents a large percentage of the unvested awards outstanding, and that accelerating the vesting of these performance-based awards, particularly those granted in 2014, could result in unearned compensation being paid to the executives.

        Therefore, after careful consideration, the Compensation Committee of the Auxilium Board of Directors concluded that, if the excise tax becomes applicable, Auxilium would provide the covered individuals with a payment with respect to the excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax, which is referred to in this joint proxy statement/prospectus as the "excise tax payment", had been applied. The actual amounts to be paid to the covered individuals by Auxilium, if any, will not be determinable until after the consummation of the merger. These amounts would be paid following the closing of the merger, which is subject to adoption of the merger agreement and approval of the merger by Auxilium stockholders. These payments are intended only to place them in the same position as other equity compensation holders after the merger, not provide them with additional compensation. The covered individuals will retain the obligation to pay income and other taxes on all of their individual equity awards when due. The outstanding equity awards held by the covered individuals will continue to reflect the same terms, including vesting schedules, at the combined entity. Furthermore, these gross-up payments will not cover any capital gains tax imposed on the exchange of any Auxilium shares held by its directors or executive officers, and such directors and executive officers will be responsible for paying such capital gains tax just like all other Auxilium stockholders.

        The estimated value of the excise tax payment for each of the named executive officers (and each additional executive officer identified) is set forth below in the table entitled "Golden Parachute Compensation." When compared against the enhanced value of the transactions to Auxilium stockholders, the potential cost of the excise tax payment is relatively modest. The estimated aggregate excise tax payment to be paid to the Auxilium executive officers not set forth in the table below (which includes five additional individuals) is approximately U.S.$2,927,876. The estimated aggregate excise tax payment to Auxilium's six non-employee directors is approximately U.S.$2,603,114. In each case, the value of the payments was calculated based on certain assumptions as set forth in footnote 2 to the

"Golden Parachute Compensation" table and does not include any tax reimbursement related to any stock-based compensation grants that may be made to the covered individuals during the 6-month period following the merger. Any such grants will be made at the discretion of the Compensation Committee of the New Auxilium Board of Directors as determined to be appropriate in furtherance of a compensation philosophy intended to support New Auxilium's business strategy by attracting and retaining highly-talented individuals and motivating them to achieve competitive corporate performance. The value of any such grants (and any related tax reimbursement) is not determinable at this time.

        The following table and the related footnotes present information about the compensation payable to the named executive officers of Auxilium in connection with the merger, assuming it occurs on October 31, 2014. The compensation shown in the table below is subject to a nonbinding advisory vote of the shareholders of Auxilium at the Auxilium special meeting, as described in this joint proxy statement/prospectus under "Auxilium Proposal 2: Advisory Vote on Certain Compensatory Arrangements Between Auxilium and Its Named Executive Officers Relating to the Merger."

Golden Parachute Compensation

Named Executive Officer(1)	Tax Reimbursement USD(2)	Total USD(3)
Adrian Adams Chief Executive Officer and President	$4,933,941	$4,933,941
James Fickenscher Chief Financial Officer(4)	$1,838,003	$1,838,003
Andrew I. Koven Chief Administrative Officer, General Counsel and Secretary	$1,885,794	$1,885,794
James P. Tursi, M.D. Chief Medical Officer	$1,314,894	$1,314,894
Alan J. Wills Executive Vice President, Corporate Development	$1,428,154	$1,428,154

(1)
Under applicable SEC rules, Auxilium's named executive officers for this purpose include the individuals who served as Auxilium's principal executive officer and principal financial officer during 2013 as well as Auxilium's three other most highly compensated executive officers during 2013.

(2)
Represents the potential aggregate payments in U.S. dollars to be made in respect of certain equity awards, as described in greater detail above in the section entitled "—Auxilium—Golden Parachute Compensation".

  The amounts in this column are in U.S. dollars and consist of the excise tax payments to be made to the individuals set forth in this table if such individuals become subject to the excise tax under Section 4985 of the Code as a result of the consummation of the proposed transaction. The amount of the payment would be calculated based on the closing price of Auxilium's stock as of the consummation of the merger and each individual's relevant equity awards held as of that date. For purposes of the table above, the payment is based on: (1) an assumed price of Auxilium's stock of U.S.$20.50 (the average closing price per Auxilium share over the first five business days following the public announcement of the transactions on June 26, 2014); (2) the assumption that the transactions will be consummated on October 31, 2014; (3) the individuals' relevant stock-based compensation held as of June 25, 2014, except for any restricted stock units or performance share units that are scheduled to vest prior to October 31, 2014; (4) the assumption that no stock options are exercised between June 25, 2014 and October 31, 2014; (5) a 15% excise tax rate; and (6) each individual's estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The amounts in this column do not include any tax reimbursement related to any stock-based compensation grants that may made to the covered individuals during the six-month period following the merger. The actual amount of the excise tax payment for each covered individual, if any, will be determinable following the consummation of the merger.

(3)
Since no other payments are triggered by this transaction, amounts in this column only include the value of excise tax reported in the previous column.

(4)
On June 2, 2014, Auxilium announced that Mr. Fickenscher will be leaving Auxilium and that his employment will end on August 15, 2014. The departure of Mr. Fickenscher is not related to the transaction with QLT.

Indemnification

        Auxilium had obtained directors and officers indemnification insurance coverage. This insurance covers directors and officers individually where exposures exist, other than those for which Auxilium is able to provide indemnification.

        QLT's articles include customary indemnification provisions for the directors and officers of a British Columbia corporation. In addition, QLT has entered into indemnification agreements with all of its directors and officers and certain outside directors of its subsidiaries in respect of liability reasonably incurred by such persons in connection with any proceeding that relates to or arises from such persons service as officer or director of QLT or as officer or director of any other entity at the request of QLT. QLT's indemnification obligations under such agreements are conditional upon such persons (i) having acted honestly and in good faith with a view to the best interests of QLT, or as the case may be, to the best interests of the other entity for which such persons acted as officer or director at the request of QLT; and (ii) in the case of a criminal or administrative action that is enforced by a monetary proceeding, such persons had reasonable ground for believing that their conduct was lawful.

        All indemnification or exculpation rights existing in favor of present or former directors and officers of QLT, Auxilium or any of their respective subsidiaries as provided in the constating documents of such party or contracts to which such a party is bound and which is in effect as of the date of the merger agreement will continue in full force and effect and without modification for the period contemplated therein.

        In addition, under the merger agreement, each of Auxilium and QLT will maintain in effect for seven years from the closing date directors' and officers' liability insurance covering those persons who are currently covered by the directors' and officers' liability insurance policies of Auxilium and QLT, as applicable, on terms not less favorable than such existing insurance coverage. However, in the event that any claim is brought under such directors' and officers' liability insurance policy, such policy will be maintained until its final disposition.

Directors

        Upon completion of the merger, it is anticipated that the combined company Board of Directors will include all seven current directors of Auxilium and two current directors of QLT as approved by Auxilium. See "QLT Proposal 2: Election of QLT Directors" beginning on page 216 for further information.

Financing

        As previously reported on the Current Report on Form 8-K filed by Auxilium with the SEC on April 29, 2013, Auxilium and its existing domestic subsidiaries entered into a Credit Agreement and related security and other agreements on April 26, 2013 with Morgan Stanley Senior Funding, Inc. ("MSSF"), as administrative and collateral agent and certain lenders party thereto, providing for a $225,000,000 senior secured term loan (the "First Term Loan"), an amendment thereto, as previously reported on the Current Report on Form 8-K filed by Auxilium with the SEC on June 13, 2013 and an Incremental Assumption Agreement with MSSF and certain incremental lenders party thereto pursuant to and under the Existing Credit Agreement which provided for a $50,000,000 senior secured incremental term loan (the "Second Term Loan" and together with the First Term Loan, the "Term Loans"), as previously reported on the Current Report on Form 8-K filed by Auxilium with the SEC on September 19, 2013 (as amended through the date hereof, the "Existing Credit Agreement").

        Completion of the merger would result in an event of default under the Existing Credit Agreement as a result of the change in control (as defined in the Existing Credit Agreement) and the delisting of Auxilium's common stock from NASDAQ that would result from the merger. Therefore, the consent of the holders of a majority in principal amount of the term loans thereunder is required to avoid such event of default occurring, which is expected to take the form of an amendment to the Existing Credit Agreement (the "Amendment"). Auxilium expects that the Amendment, if entered into, would provide for, among other things, (i) the consent to the consummation of the merger and the delisting of Auxilium from public stock exchanges, (ii) the provision of guarantees and collateral from, and the application of representations, covenants and defaults to New Auxilium and certain of its domestic and foreign subsidiaries, and (iii) such other provisions as may be mutually agreed, provisions which may materially change other existing terms of the Credit Agreement such as the applicable interest rate, the principal amount and financial covenants.

        In the event that a majority of the lenders under the Existing Credit Agreement do not approve the terms of the Amendment, Auxilium has entered into the DB facility commitment letter providing for a $225,000,000 senior secured term loan (the "Backstop Term Loan") which is a lower original principal amount than is currently outstanding under the Existing Credit Agreement. If needed, the Backstop Term Loan will be used along with cash on hand of Auxilium and QLT to repay the Term Loans and to pay certain costs and expenses incurred in connection with the merger. The Backstop Term Loan will be collateralized by a first priority security interest on (i) certain real and all personal property of the combined company and certain of its subsidiaries including (a) a pledge of all of the equity interests held by the combined company and such subsidiaries and (b) a lien encumbering all intellectual property owned by the combined company and such subsidiaries and (ii) a pledge of all of the equity interests held by QLT and the combined company, as guarantors.

        The principal amount under the Backstop Term Loan plus interest accrued and unpaid thereon, will be due and payable in full at maturity, which will be four years from the date of the closing of the merger (or 91 days prior to the maturity of the Convertible Senior Notes, if the same have not been redeemed, converted or refinanced in full prior to such time), and will amortize at a rate of 5.00% for the first 3 3/4 years. The principal amount outstanding will also be subject to mandatory prepayments upon terms that are substantially similar to those in the Existing Credit Agreement. As in the Existing Credit Agreement, the loans can be converted to bear interest at a rate equal either to the base rate or the LIBOR rate plus a margin. The base rate interest margin is 4.75% (with base rate loans subject to a floor of 2.00%) and the LIBOR interest rate margin is 5.75% (with LIBOR loans subject to a floor of 1.00%).

        The Backstop Term Loan will contain a financial maintenance covenant in the form of a maximum consolidated first lien net debt ratio and will contain usual and customary operating and restrictive covenants for a facility of its type that are substantially similar to those in the Existing Credit Agreement, subject to exceptions to be agreed. The Backstop Term Loan will also contain hard call protection ending on the third anniversary of the closing date.

        On June 25, 2014, Auxilium also entered into a fee letter with DB. The fee letter provides, among other things, that DB has the flexibility to modify certain of the terms in the Backstop Term Loan if advisable to facilitate a successful syndication or if a successful syndication is not achieved on the closing date of the merger.

Retinoid Transaction

        QLT has been in preliminary discussions with third parties regarding a potential retinoid transaction involving the license or sublicense of QLT's proprietary synthetic retinoid product to the third party (other than in Canada, where QLT would retain rights to the retinoid product). The terms of such transaction currently contemplate the payment of an upfront payment of $25 million and certain milestone and royalty payments based on net sales of the retinoid product. There can be no assurance that agreement for a retinoid transaction will be reached on these or any other terms or that a retinoid transaction will be completed. Any such transaction could be subject to the completion of the merger and other closing conditions, including the receipt of financing by the third party and certain third party consents.

Regulatory Approvals Required

U.S. Regulatory Approvals

        Under the HSR Act, and the rules and regulations promulgated thereunder by the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the "FTC," the merger cannot be consummated until notifications have been submitted and certain information has been furnished to the Antitrust Division and the FTC, and the specified waiting period requirements have been satisfied.

        Auxilium and QLT each filed a pre-merger notification and report form pursuant to the HSR Act with the Antitrust Division and the FTC on July 18, 2014. On July 30, 2014, the FTC granted early termination of the HSR waiting period.

Canadian Regulatory Approvals

Competition Act Approval

        The transactions contemplated by the merger agreement are not notifiable under Part IX of the Competition Act (Canada). The Commissioner of Competition can, however, apply to the Competition Tribunal on substantive grounds to challenge the merger (namely whether the merger prevents or lessens competition substantially or is likely to do so), on both an interim and permanent basis, for a remedial order under Section 92 of the Competition Act (Canada) at any time before the merger has been completed, or if completed, within one year after it was substantially completed.

Investment Canada Act

        Under the Investment Canada Act, as amended, including the regulations promulgated thereunder, certain transactions involving the "acquisition of control" of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister of Industry is satisfied that the transaction is likely to be of "net benefit" to Canada. The transactions contemplated by the merger agreement are not subject to the Investment Canada Act.

Accounting Treatment of the Merger

        Auxilium will account for the transactions contemplated by the merger agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. Auxilium will be the accounting acquirer based upon the terms of the merger agreement, including relative voting rights and the composition of the combined company's Board of Directors. Auxilium will measure the QLT assets acquired and QLT liabilities assumed at their fair values as of the closing of the merger. The purchase price will be based upon Auxilium's share price as of the date of the merger. Any excess of the purchase price over the fair value of QLT's net assets will be recorded as goodwill.

Appraisal/Dissent Rights

        Appraisal rights are statutory rights under Delaware law that enable stockholders who object to certain extraordinary transactions to demand that Auxilium pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to Auxilium stockholders in connection with the merger.

        Dissent rights refer to the right, under British Columbia law, of shareholders to receive a cash payment for the fair value of their shares when they have dissented from a shareholder vote to approve certain fundamental corporate transactions (e.g., amalgamation, continuance). Dissent rights are not available to QLT shareholders in connection with the merger or any of the proposals to be voted on at the QLT annual general and special meeting.

Delisting from TSX; Supplemental Listing of QLT Shares on NASDAQ

        It is a mutual condition to the completion of the merger that the QLT common shares be delisted from the TSX effective as of the merger effective date. QLT intends to apply to list the additional QLT common shares issuable pursuant to the merger on NASDAQ. Listing will be subject to QLT fulfilling all the supplemental listing requirements of NASDAQ.

Restrictions on Resales

        All QLT common shares received by Auxilium stockholders in the merger will be freely tradable, except that QLT common shares received in the merger by persons who become affiliates of New Auxilium for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of New Auxilium generally include individuals or entities that control, are controlled by or are under common control with, New Auxilium and may include the executive officers and directors of New Auxilium as well as its principal shareholders.

        The QLT common shares received by Auxilium stockholders in the merger will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (a) the trade is not a "control distribution" (as defined in National Instrument 45-102—Resale of Securities); (b) no unusual effort is made to prepare the market or create a demand for those securities; (c) no extraordinary commission or consideration is paid in respect of that trade; and (d) if the selling security holder is an insider (as defined under applicable Canadian securities legislation) or officer of New Auxilium, the insider or officer has no reasonable grounds to believe that New Auxilium is in default of that legislation. Each Auxilium stockholder is urged to consult the holder's professional advisors with respect to restrictions applicable to trades in common shares of New Auxilium under applicable Canadian securities legislation.

Litigation Related to the Merger

        On July 21, 2014, James Novak, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas, Chester County, Pennsylvania (the "Court of Common Pleas"), against the Auxilium Board of Directors, seeking to enjoin the proposed merger between Auxilium and QLT on the grounds that the Auxilium Board of Directors breached their fiduciary duties by approving a proposed transaction with QLT that purportedly does not reflect the true value of Auxilium. The complaint also names as defendants Auxilium, QLT, Holdco and AcquireCo for allegedly aiding and abetting the board of directors' purported breach of fiduciary duty. On July 25, 2014, Raymon Hall, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas against the Auxilium Board of Directors, seeking to enjoin the proposed merger with QLT on the grounds that the Auxilium Board of Directors breached their fiduciary duties by approving a proposed transaction that purportedly does not reflect the true value of Auxilium. The complaint also names as defendants QLT, Holdco and

AcquireCo for allegedly aiding and abetting the Auxilium directors' purported breach of fiduciary duty. On July 28, 2014, James Wernicke, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas against the Auxilium Board of Directors, seeking to enjoin the proposed merger between Auxilium and QLT on the grounds that the Auxilium Board of Directors breached their fiduciary duties by approving a proposed transaction with QLT that purportedly does not reflect the true value of the Auxilium. The complaint also names as defendants Auxilium and QLT for allegedly aiding and abetting the Auxilium Board of Directors' purported breach of fiduciary duty. Auxilium and QLT intend to vigorously defend against these lawsuits.

Procedures for Exchange of Auxilium Common Stock for QLT Common Shares

        At the merger effective time, New Auxilium will deposit with the exchange agent certificates, or at New Auxilium's option, evidence of shares in book entry form, representing the total number of QLT common shares deliverable to the Auxilium stockholders pursuant to the merger. As soon as reasonably practicable (and in any event within four business days) after the merger effective time, the exchange agent will mail each holder of record of shares of Auxilium common stock a letter of transmittal and instructions for use in surrendering the shares of Auxilium common stock in exchange for the consideration owed to them pursuant to the merger. See "The Merger Agreement—Merger Consideration to Auxilium Stockholders" beginning on page 192.

        Upon surrender of shares of Auxilium common stock for cancellation to the exchange agent, together with a duly executed letter of transmittal and any other documents reasonably required by the exchange agent, the holder of such shares of Auxilium common stock is entitled to receive in exchange that number of QLT common shares into which such holder's shares of Auxilium common stock were converted pursuant to the terms of the merger agreement (see "The Merger Agreement—Merger Consideration to Auxilium Stockholders" beginning on page 192). The properly surrendered shares of Auxilium common stock will be cancelled.

CERTAIN TAX CONSEQUENCES OF THE MERGER

Certain U.S. Federal Income Tax Consequences

Scope of Discussion

        The following is a summary of certain U.S. federal income tax consequences of the merger to Auxilium and New Auxilium and to U.S. holders and non-U.S. holders (each as defined below) of Auxilium common stock. This summary also describes certain U.S. federal income tax consequences of the subsequent ownership and disposition by U.S. holders of New Auxilium common shares.

        This summary does not address the U.S. federal income tax consequences of the ownership and disposition by non-U.S. holders of New Auxilium common shares. Accordingly, non-U.S. holders should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of New Auxilium common shares.

        This summary is based on provisions of the Code, United States Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Convention between the United States of America and Canada with Respect to Taxes on Income and Capital Gains, signed September 26, 1980, as amended ,which is referenced in this joint proxy statement/prospectus as the "Canada-U.S. Tax Treaty," all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the merger or as a result of the ownership and disposition of New Auxilium common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such U.S. holder, including specific tax consequences to a holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the merger or the ownership and disposition of New Auxilium common shares. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances.

        Auxilium's obligation to complete the merger is subject to a condition that it receive an opinion from Skadden regarding certain U.S. federal income tax consequences of the merger under Section 7874 of the Code. However, an opinion of tax counsel is not binding on the IRS or a court. Therefore, the IRS could take a position contrary to Skadden's opinion and a court could agree with the IRS in the event of litigation. In addition, Auxilium and QLT have agreed that Skadden's Section 7874 opinion will be based only on the tax laws in effect on or before October 31, 2014. Accordingly, in the event of a change of tax law after October 31, 2014 but before the closing date of the merger (other than as a result of bills that have been passed by both houses of Congress on or prior to October 31, 2014), Auxilium would be required to complete the merger even though New Auxilium would be treated as a domestic corporation for U.S. federal income tax purposes. See "—Tax Residence of New Auxilium for U.S. Federal Income Tax Purposes" beginning on page 173.

        No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the merger or any other matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

        This summary is limited to considerations relevant for investors holding Auxilium common stock, and, after the completion of the merger, New Auxilium common shares, as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:

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  banks, financial institutions, underwriters, insurance companies;

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  real estate investment trusts and regulated investment companies;

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  tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

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  expatriates or former long-term residents of the United States;

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  persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;

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  dealers or traders in securities, commodities or currencies;

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  grantor trusts;

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  persons subject to the alternative minimum tax;

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  U.S. persons whose "functional currency" is not the U.S. dollar;

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  regulated investment companies and real estate investment trusts;

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  persons who received Auxilium common stock, or, after the merger, New Auxilium common shares, through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan;

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  persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Auxilium common stock, or, after the merger, the outstanding New Auxilium common shares; or

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  holders holding Auxilium common stock, or, after the merger, New Auxilium common shares, as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset.

        Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the merger and the ownership and disposition of New Auxilium common shares.

        As used in this joint proxy statement/prospectus, the term "U.S. holder" means a beneficial owner of Auxilium common stock, and, or, after the completion of the merger, New Auxilium common shares, that is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        As used in this joint proxy statement/prospectus, the term "non-U.S. holder" means a beneficial owner of Auxilium common stock and, after the completion of the merger, New Auxilium common shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

        The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is the beneficial owner of Auxilium common stock, and, after the completion of the merger, New Auxilium common shares generally will depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its tax advisor regarding the associated tax consequences.

Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium

        Auxilium will not be subject to U.S. federal income tax on the merger; however, Auxilium will continue to be subject to U.S. tax after the merger. Auxilium (and its U.S. affiliates) may be subject to limitations on the utilization of certain tax attributes, as described below. In conjunction with the merger, QLT and its respective subsidiaries may engage in certain intercompany transactions. This discussion does not address any tax considerations relating to such intercompany transactions.

Tax Residence of New Auxilium for U.S. Federal Income Tax Purposes

        Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, New Auxilium, which is a British Columbia incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is little or no guidance as to their application.

        Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (2) the non-U.S. corporation's expanded affiliated group does not have substantial business activities in the non-U.S. corporation's country of organization or incorporation relative to the expanded affiliated group's worldwide activities, and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (which includes the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares), which is referred to in this joint proxy statement/prospectus as the "ownership test."

        At the merger effective time, QLT will acquire all of Auxilium's assets through the indirect acquisition of all of Auxilium's outstanding shares, but New Auxilium, including its expanded affiliated group, is not expected to have substantial business activities in Canada. As a result, New Auxilium will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 unless, after the merger, the former shareholders of Auxilium are treated as owning (within the meaning of

Section 7874) less than 80% (by both vote and value) of New Auxilium's common shares by reason of holding shares in Auxilium.

        Based on the rules for determining share ownership under Section 7874 and certain factual assumptions, after the merger, Auxilium stockholders are expected to be treated as holding less than 80% (by both vote and value) of the New Auxilium common shares by reason of their ownership of Auxilium common stock. However, whether the ownership test has been satisfied must be finally determined after the closing of the merger, by which time there could be adverse changes to the relevant facts and circumstances. Further, as described above under "Risk Factors—Risk Factors Relating to the Merger" and "—Risk Factors Relating to the Combined Company Following the Merger," it is possible that there could be a change in law under Section 7874 or otherwise that could, prospectively or retroactively, affect New Auxilium's status as a foreign corporation for U.S. federal income tax purposes. The disclosure that follows assumes that New Auxilium will not be treated as a U.S. corporation. The U.S. tax consequences of the merger to holders of Auxilium common shares, and the consequences of owning New Auxilium common shares, would be materially different if, notwithstanding Auxilium's expectation, New Auxilium were to be treated as a U.S. corporation. See the discussion above under "Risk Factors—Risk Factors Relating to the Merger" and "—Risk Factors Relating to the Combined Company Following the Merger."

        In addition, Auxilium's obligation to complete the merger is subject to a condition that it receive a legal opinion from Skadden, dated as of the closing date and subject to certain qualifications and limitations set forth therein, to the effect that Section 7874 of the Code and the regulations promulgated thereunder should not apply in such a manner so as to cause New Auxilium to be treated as a U.S. corporation for U.S. federal income tax purposes from and after the closing date. As described above under "Risk Factors—Risk Factors Relating to the Combined Company Following the Merger," Auxilium and QLT have agreed that Skadden's Section 7874 opinion will be based only on the tax laws in effect on or before October 31, 2014. Accordingly, in the event of a change of tax law described in the previous paragraphs after October 31, 2014 but before the closing date of the merger (other than as a result of bills that have been passed by both houses of Congress on or prior to October 31, 2014), Auxilium would be required to complete the merger even though New Auxilium would be treated as a domestic corporation for U.S. federal income tax purposes.

Potential Limitation on the Utilization of Auxilium's (and Its U.S. Affiliates') Tax Attributes

        Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (1) substantially all the assets of a U.S. corporation are directly or indirectly acquired by a foreign corporation, (2) the shareholders of the acquired U.S. corporation hold at least 60% (but less than 80%), by either vote or value, of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. corporation, and (3) the foreign corporation does not satisfy the substantial business activities test, the taxable income of the U.S. corporation (and any person related to the U.S. corporation) for any given year, within a 10-year period beginning on the last date the U.S. corporation's properties were acquired, will be no less than that person's "inversion gain" for that taxable year. A person's inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a foreign related person.

        Pursuant to the merger, New Auxilium will indirectly acquire all of Auxilium's assets at the effective time of the merger. The Auxilium stockholders are expected to receive at least 60% (but less than 80%) of the vote and value of the New Auxilium common shares by reason of holding Auxilium common shares. Auxilium currently expects that the substantial business activities test will not be satisfied. As a result, Auxilium and its U.S. affiliates could be limited in their ability to utilize their U.S. tax attributes to offset their inversion gain, if any. However, neither Auxilium nor its U.S. affiliates expect to recognize any inversion gain as part of the proposed transaction, nor do they currently intend to engage in any transaction in the near future that would generate inversion gain. In addition, Auxilium expects that it will undergo an "Ownership Change" under Section 382 of the Code, potentially limiting the rate of its net operating losses in future taxable years. Nevertheless, Auxilium expects that it will be able to fully utilize its U.S. net operating losses prior to their expiration, to offset U.S. taxable income generated after the proposed transaction through ordinary business operations. If, however, Auxilium or its U.S. affiliates were to engage in any transaction that would generate any inversion gain in the future, they would not be able to offset such gain with their U.S. tax attributes. Additionally, if Auxilium does not generate taxable income consistent with its expectations, it is possible that Auxilium and its U.S. affiliates may not be able to fully utilize their U.S. tax attributes prior to their expiration.

Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders

        U.S. holders.    The merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Notwithstanding such fact, as discussed above, it is expected that New Auxilium should be respected as a foreign corporation for U.S. federal income tax purposes. In such event, special rules contained in Section 367(a) of the Code and the Treasury Regulations promulgated thereunder will require that U.S. holders of Auxilium common stock exchanging shares of Auxilium common stock for New Auxilium common shares pursuant to the merger recognize gain, if any, but not loss on such exchange. The amount of gain recognized will equal the excess, if any, of the fair market value of the New Auxilium common shares received in the merger over the U.S. holder's adjusted tax basis in the Auxilium common stock. Any such gain will be capital gain, and generally will be long-term capital gain if the U.S. holder's holding period for the Auxilium common stock exceeded one year at the time of the Auxilium share exchange. The adjusted tax basis in the New Auxilium common shares received will be equal to the adjusted tax basis of the Auxilium common shares exchanged therefor, increased by the amount of any gain recognized. The holding period for any New Auxilium common share received by such holder will include the holding period of the Auxilium common share exchanged therefor.

        Non-U.S. holders.    A non-U.S. holder generally will not be subject to U.S. federal income or tax on any gain realized on such share exchange unless,

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  the gain is effectively connected with a U.S. trade or business conducted by such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); or

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  such non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the merger is completed, and certain other conditions are met.

        Gain described in the first bullet point above will be subject to U.S. federal income taxation in the same manner as gain of a U.S. holder (and, in the case of a non-U.S. holder that is a non-U.S. corporation, may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be applicable under an applicable income tax treaty)).

        Gain described in the second bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by the non-U.S. holder's U.S. source capital losses, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

        A Non-U.S. holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (generally on an IRS Form W-8). Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of New Auxilium Common Shares

  Distributions on New Auxilium Common Shares

        Subject to the discussion under "—Passive Foreign Investment Company Status" below, the gross amount of any distribution on New Auxilium common shares (including withheld taxes, if any) made out of New Auxilium's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. Distributions in excess of New Auxilium's current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder's basis in its New Auxilium common shares, and thereafter as capital gain.

        Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will be treated as from sources within the United States for U.S. foreign tax credit purposes.

        Dividends received by non-corporate U.S. holders (including individuals) from a "qualified foreign corporation" may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Canada-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the New Auxilium common shares, which are expected to be listed on the NASDAQ, will be considered readily tradable on an established securities market in the United States. There can be no assurance that the New Auxilium common shares will be considered readily tradable on an established securities market in future years. New Auxilium will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, or "PFIC" for the taxable year in which it pays a dividend or for the preceding taxable year. QLT believes that it may have been a PFIC for its taxable year ending December 31, 2013, though New Auxilium is not currently expected to be a PFIC the taxable year that includes the merger. See "—Passive Foreign Investment Company Status" below.

        Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by New Auxilium may be treated as foreign taxes eligible for credit against a U.S. holder's U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on New Auxilium common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S.

foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

  Sale, Exchange, Redemption or Other Taxable Disposition of New Auxilium Common Shares

        Subject to the discussion under "—Passive Foreign Investment Company Status" below, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of New Auxilium common shares in an amount equal to the difference between the amount realized on the disposition and such holder's tax basis in the shares. The tax basis of New Auxilium common shares received by a U.S. holder in the Auxilium share exchange is discussed above under "—Certain U.S. Federal Income Tax Consequences of the Merger to Auxilium Stockholders." Any gain or loss recognized by a U.S. holder on a taxable disposition of New Auxilium common shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder's holding period in such shares (which will include the holder's holding period in the shares of Auxilium common stock surrendered in the Auxilium share exchange (assuming the merger qualifies as a reorganization as described above)) exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of New Auxilium common shares will generally be treated as U.S. source gain or loss.

  Passive Foreign Investment Company Status

        Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if New Auxilium is treated as a PFIC for any taxable year during which the U.S. holder holds New Auxilium common shares. A non-U.S. corporation, such as New Auxilium, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

        QLT believes that it may have been treated as a PFIC for U.S. federal income tax purposes for its taxable years ending December 31, 2008 through 2013. Nonetheless, New Auxilium is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for the taxable year that includes the merger or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that New Auxilium will not be treated as a PFIC for any taxable year.

        If New Auxilium were to be treated as a PFIC, U.S. holders holding New Auxilium common shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to New Auxilium common shares would not constitute qualified dividend income eligible for preferential tax rates if New Auxilium is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the New Auxilium common shares.

  Information Reporting and Backup Withholding

  U.S. Holders

        Except in the case of corporations or other exempt holders, dividends paid by New Auxilium to a U.S. holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

        Individual U.S. holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the New Auxilium common shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders should consult their own tax advisors concerning the application of these rules to their investment in New Auxilium, including the application of the rules to their particular circumstances.

  Non-U.S. Holders

        Non-U.S. holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends or capital gains in respect of New Auxilium common shares.

        As noted above and discussed more fully under "Risk Factors—Risk Factors Relating to the Merger," the consequences of owning New Auxilium common shares would be materially different if New Auxilium were to be treated as a U.S. corporation.

        Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF AUXILIUM COMMON STOCK OR NEW AUXILIUM COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR AS TO THE CONSEQUENCES OF THE MERGER AND AN INVESTMENT IN NEW AUXILIUM COMMON SHARES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Consequences

        The following is a general summary, as of the date hereof, of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the "Tax Act") of the holding and disposition of New Auxilium common shares generally applicable to a holder of Auxilium common stock who acquires New Auxilium common shares under the merger agreement and who, for the purposes of the Tax Act and at all relevant times, (i) beneficially owns New Auxilium common shares as capital property, (ii) deals at arm's length with, and is not affiliated with, New Auxilium, (iii) is not (and is not deemed to be) resident in Canada, and (iv) will not use or hold (and will not be deemed to use or hold) the New Auxilium common shares in, or in the course of, carrying on a business or part of a business in Canada (a "Non-Resident Holder"). The New Auxilium common shares will generally be considered to be capital property for this purpose unless either the Non-Resident Holder holds (or will hold) such New Auxilium common shares in the course of carrying on a business, or the Non-Resident Holder has acquired (or will acquire) such New Auxilium common shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is not applicable to: (i) a Non-Resident Holder that is a "financial institution", as defined in the Tax Act, for purposes of the mark-to-market rules; (ii) a Non-Resident Holder, an interest in which is, or for whom a New Auxilium common share would be, a "tax shelter investment", as defined in the Tax Act; (iii) a Non-Resident Holder that is a "specified financial institution", as defined in the Tax Act; (iv) a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; or (v) a Non-Resident Holder that is an "authorized foreign bank", as defined in the Tax Act. In addition, this summary does not apply to a Non-Resident Holder that is or may become subject to the proposed "treaty shopping" rules announced in the 2014 Canadian federal budget released on February 11, 2014. Any such Non-Resident Holder should consult its own tax advisor.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations") in force as of the date hereof, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency which have been made publicly available prior to the date hereof. The summary also takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular person. Accordingly, Auxilium stockholders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of New Auxilium common shares.

  Dividends on New Auxilium common shares

        Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends on New Auxilium common shares paid or credited, or deemed to be paid or credited, to a Non-Resident Holder. The rate of withholding tax applicable to a dividend paid on New Auxilium common shares to a Non-Resident Holder who is a resident of the U.S. for purposes of the Canada U.S. Tax Treaty, beneficially owns the dividend and qualifies for the benefits of the Convention will generally be reduced to 15% or, if the Non-Resident Holder is a company that owns at least 10% of the voting shares of New Auxilium, to 5%. Not all persons who are residents of the U.S. for purposes of the Convention will qualify for the benefits of the Convention. Non-Resident Holders who are resident of the U.S. are advised to consult their own tax advisors in this regard. The rate of withholding tax on dividends may also be reduced under certain other bilateral income tax treaties or conventions to which Canada is a signatory.

  Dispositions of New Auxilium common shares

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition (or deemed disposition) of New Auxilium common shares unless the New Auxilium common shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the New Auxilium common shares are then listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes the NASDAQ, the New Auxilium common shares will generally not constitute taxable Canadian property of a Non-Resident Holder, unless either they are otherwise deemed to be taxable

Canadian property or at any time during the 60-month period immediately preceding the disposition both (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length for the purposes of the Tax Act, partnerships in which the Non-Resident Holder (or such non-arm's length persons) hold a membership interest (either directly or indirectly through one or more partnerships), or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of New Auxilium, and (ii) the New Auxilium common shares derived, directly or indirectly, more than 50% of their fair market value from one or any combination of (a) real or immoveable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act), and (d) options in respect of, or an interest in, such property. If the New Auxilium common shares are considered to be taxable Canadian property to a Non-Resident Holder, an applicable income tax treaty or convention may exempt that Non-Resident Holder from tax under the Tax Act in respect of the disposition thereof. Non-Resident Holders whose New Auxilium common shares may constitute taxable Canadian property should consult their own tax advisors.

AUXILIUM PROPOSAL 1: VOTE OF AUXILIUM STOCKHOLDERS REQUIRED TO ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY; BOARD RECOMMENDATION

        The affirmative vote of the holders of a majority of the Auxilium common stock outstanding on the record date for the special meeting is required for the approval of the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

        The Auxilium Board of Directors recommends that the Auxilium stockholders vote "FOR" the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

 QLT PROPOSAL 1: VOTE OF QLT SHAREHOLDERS REQUIRED TO APPROVE THE ISSUANCE OF QLT COMMON SHARES NECESSARY TO COMPLETE THE MERGER AND THE ISSUANCE OF SUCH OTHER QLT COMMON SHARES AS CONTEMPLATED BY THE MERGER AGREEMENT; BOARD RECOMMENDATION

        The affirmative vote of a majority of the votes cast on such resolution by QLT shareholders present in person or represented by proxy at the QLT annual general and special meeting is required to approve the proposal to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the proposal to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Auxilium

        The following table sets forth information known to Auxilium concerning the beneficial ownership of Auxilium's common stock as of June 30, 2014 for:

  •
  each person known by Auxilium to beneficially own more than 5% of Auxilium's common stock;

  •
  each of Auxilium's directors;

  •
  each of Auxilium's named executive officers; and

  •
  all of Auxilium's directors and current executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2014 are considered outstanding. These shares, however, are not considered outstanding as of June 30, 2014 when computing the percentage ownership of each other person.

        Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 50,273,874 shares of Auxilium's common stock outstanding on June 30, 2014.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(23)
Certain Beneficial Owners:
Deerfield Mgmt, L.P.(3) James E. Flynn 780 Third Avenue, 37th Floor New York, New York 10017	6,267,382	12.5%
FMR LLC(4) 245 Summer Street Boston, MA 02210	6,059,735	12.1%
Palo Alto Investors, LLC(5) Patrick Lee, M.D. Anthony Joonkyoo Yun, M.D. Palo Alto Healthcare Master Fund, L.P. 470 University Avenue Palo Alto, CA 94301	4,883,879	9.7%
BlackRock, Inc.(6) 40 East 52nd Street New York, New York 10022	3,694,598	7.3%
The Vanguard Group(7) P.O. Box 2600, V26 Valley Forge, PA 19482-2600	3,131,050	6.2%
Putnam Investments, LLC d/b/a Putnam Investments(8) One Post Office Square Boston, MA 02109	3,033,197	6.0%
Invus Public Equities, L.P.(9) 750 Lexington Avenue, 30th Floor New York, New York 10022	2,700,000	5.4%

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(23)
Invesco Ltd.(10) 1555 Peachtree Street NE Atlanta, GA 30309	2,672,299	5.3%
Directors, named executive officers and all directors and current executive officers as a group:
Adrian Adams(11)	404,894	*
Peter C. Brandt(12)	65,000	*
Rolf A. Classon(13)	333,822	*
Oliver S. Fetzer, Ph.D.(14)	129,197	*
James E. Fickenscher(15)	336,633	*
Paul. A. Friedman, M.D.(16)	60,054	*
Andrew I. Koven(17)	145,081	*
Nancy S. Lurker(18)	37,430	*
William T. McKee(19)	78,000	*
James P. Tursi, M.D.(20)	129,029	*
Alan J. Wills(21)	141,343	*
All directors and current executive officers as a group (15 persons)(22)	2,165,194	4.3%

*
Less than 1%

(1)
Unless otherwise provided, all addresses are care of Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, Pennsylvania 19087.

(2)
The amounts shown in this column do not include unvested performance-based or time-based restricted stock units granted to Auxilium's executive officers and also do not include vested or unvested deferred stock units granted to Auxilium's directors and executive officers.

(3)
The information for Deerfield Mgmt, L.P. and James E. Flynn and their affiliates was obtained from Amendment No. 2 to Schedule 13G filed by Deerfield Mgmt, L.P. with the SEC on June 10, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc. The information for Deerfield Mgmt, L.P. and James E. Flynn and their affiliates was obtained from Amendment No. 2 to Schedule 13G filed by Deerfield Mgmt, L.P. with the SEC on June 10, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc. Based on such information and assuming no further change in its ownership, it is anticipated that Deerfield Mgmt, L.P. would hold approximately 9.4% in New Auxilium upon completion of the merger based on the equity exchange ratio of 3.1359 and the number of Auxilium and QLT shares outstanding as of July 30, 2014.

(4)
The information for FMR LLC was obtained from Amendment No. 1 to Schedule 13G filed by FMR LLC with the SEC on April 10, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc. Based on such information and assuming no further change in its ownership, it is anticipated that FMR LLC would hold approximately 9.1% in New Auxilium upon completion of the merger based on the equity exchange ratio of 3.1359 and the number of Auxilium and QLT shares outstanding as of June 30, 2014.

(5)
The information for Palo Alto Investors, LLC; Patrick Lee, M.D.; Anthony Joonkyoo Yun, M.D.; and Palo Alto Healthcare Master Fund II, L.P. was obtained from Amendment to Schedule 13G filed by Palo Alto Investors, LLC with the SEC on February 14, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(6)
The information for BlackRock, Inc. and its affiliates was obtained from Amendment No. 4 to Schedule 13G filed by BlackRock, Inc. with the SEC on January 28, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(7)
The information for The Vanguard Group was obtained from Amendment No. 1 to Schedule 13G filed by The Vanguard Group with the SEC on February 11, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(8)
The information for Putnam Investments, LLC d/b/a Putnam Investments was obtained from Amendment No. 1 to Schedule 13G filed by Putnam Investments, LLC with the SEC on February 14, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(9)
The information for Invus Public Equities, L.P. and its affiliates was obtained from Amendment No. 4 to Schedule 13G filed by Invus Public Equities, L.P. with the SEC on February 14, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(10)
The information for Invesco Ltd. and its affiliates was obtained from Schedule 13G filed by Invesco Ltd. with the SEC on February 10, 2014 reporting beneficial ownership in the common stock of Auxilium Pharmaceuticals, Inc.

(11)
Includes 307,250 shares underlying options that are exercisable within 60 days of June 30, 2014.

(12)
Includes 5,000 unvested shares of restricted stock and 40,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(13)
Includes 310,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(14)
Includes 115,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(15)
Includes 250 unvested shares of restricted stock and 303,775 shares underlying options that are exercisable within 60 days of June 30, 2014.

(16)
Includes 5,000 unvested shares of restricted stock and 40,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(17)
Includes 334 unvested shares of restricted stock and 134,375 shares underlying options that are exercisable within 60 days of June 30, 2014.

(18)
Includes 25,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(19)
Includes 70,000 shares underlying options that are exercisable within 60 days of June 30, 2014.

(20)
Includes 119,562 shares underlying options that are exercisable within 60 days of June 30, 2014.

(21)
Includes 3,000 unvested shares of restricted stock and 124,125 shares underlying options that are exercisable within 60 days of June 30, 2014.

(22)
Includes 15,584 unvested shares of restricted stock and 1,862,844 shares underlying options that are exercisable within 60 days of June 30, 2014.

(23)
On a fully diluted basis, the ownership percentages would be as follows: Deerfield Mgmt, L.P. (7.0%); FMR LLC (6.8%); Palo Alto Investors, LLC (5.5%); BlackRock, Inc. (4.1%); The Vanguard Group (3.5%); Putnam Investments, LLC d/b/a Putnam Investments (3.4%); Invus Public Equities, L.P. (3.0%); Invesco Ltd. (3.0%); and all directors and executive officers as a group (2.4%).

QLT

        The following table sets forth the common shares in QLT's authorized share structure beneficially owned by (1) each of QLT's current directors and director nominees, (2) each of QLT's named executive officers listed in the Summary Compensation Table below, (3) all of QLT's directors, director nominees and executive officers as a group, and (4) all persons known by QLT to beneficially own more than 5% of QLT's outstanding voting shares. QLT has determined the beneficial ownership shown on this table in accordance with the rules of the SEC and the applicable Canadian securities regulators. Under those rules, shares are considered beneficially owned if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. Except as otherwise indicated in the accompanying footnotes, beneficial ownership is shown as of June 30, 2014.

	Amount and Nature of Beneficial Ownership
		Shares for Which Beneficial Ownership Can Be Acquired Within 60 Days(1)		Total Beneficial Ownership
Name of Beneficial Owner	Shares Beneficially Owned		Number of DSUs Vested(2)	Number of Shares	Percent of Class(3)
Directors
Jason M. Aryeh	155,078	9,028	20,777	164,106	*
Dr. Geoffrey F. Cox	—	4,514	10,389	4,514	*
Dr. John W. Kozarich	10,000	4,514	10,389	14,514	*
Jeffrey A. Meckler	50,000	229,514	10,389	279,514	*
Dr. Stephen L. Sabba	—	4,514	10,389	4,514	*
John C. Thomas, Jr.	—	4,514	10,389	4,514	*
Officers
Sukhi Jagpal	1,200	36,111	—	37,311	*
All directors, nominees and executive officers as a group (7 persons)	216,278	292,709	72,722	508,987	*
Former Officers
Alexander R. Lussow(4)	20,000	100,000	—	120,000	*
5% Shareholders
Auxilium Pharmaceuticals, Inc.(5)	16,434,436	—	—	16,434,436	32.2%
Axial Capital Management, LLC(6)	8,865,036	—	—	8,865,036	17.4%
NB Public Equity K/S(7)	7,447,626	—	—	7,447,626	14.6%
Visium Balanced Master Fund, Ltd.(8)	4,319,400	—	—	4,319,400	8.5%
Kingstown Capital Management LP(9)	3,250,000	—	—	3,250,000	6.4%

*
Represents less than 1%.

(1)
Indicates common shares that may be acquired upon exercise of outstanding stock options that are presently exercisable or will be exercisable within 60 days of June 30, 2014 by the persons named in the table above and by all directors and executive officers as a group, except where otherwise described in the Notes to the above table.

(2)
DSUs are payable only in cash. The number of DSUs represented in this table consists of DSUs that have vested as of June 30, 2014. A description of the DSUs is set out above, below the heading "Executive Compensation of QLT—2013 Independent Director Compensation Program—Equity Based Compensation."

(3)
Percentage ownership of QLT common shares is based on 51,081,878 common shares of QLT outstanding on June 30, 2014.

(4)
Dr. Lussow ceased to be an executive officer of QLT on May 31, 2014. In accordance with the terms of the QLT 2000 Incentive Stock Plan, Dr. Lussow's stock options will expire on August 29, 2014, which represents 90 days following his May 31, 2014 termination date.

(5)
The information in the table and this note is derived from a Schedule 13D filed by Auxilium Pharmaceuticals, Inc. on July 7, 2014. Auxilium may be deemed to have beneficial ownership of such shares solely as a result of entering into the Voting Agreements (as defined herein). The shares subject to the Voting Agreements are held of record by Axial Capital Management, LLC,

  Visium Balanced Master Fund, Ltd. and Kingstown Capital Management LP and are separately included in this table as beneficially owned by each of Axial Capital Management, LLC, Visium Balanced Master Fund, Ltd. and Kingstown Capital Management LP. Auxilium has disclaimed beneficial ownership with respect to the shares and does not otherwise own any common shares of QLT. The address of Auxilium is 640 Lee Road, Chesterbrook, PA 19087.

(6)
The information in the table and this note is derived from a Schedule 13D/A filed by Axial Capital Management, LLC with the SEC on July 7, 2014. Based on information contained in the Schedule 13D/A, each of Axial Capital Management, LLC, Marc Andersen and Eliav Assouline is deemed to beneficially own, and has shared voting and dispositive power over, 8,865,036 shares, and Axial Capital Master, L.P. is deemed to beneficially own, and has shared voting and dispositive power over, 7,563,053 shares. The address of Axial Capital Master, L.P. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The address of all other beneficial owners is 101 Park Avenue, 20th Floor, New York City, New York 10178. Pursuant to the Voting Agreement with Auxilium, the shares may be deemed for U.S. securities law purposes to be beneficially owned by Auxilium, and are included in this table as beneficially owned by each of Axial Capital Management, LLC and Auxilium. To QLT's knowledge, the number of QLT common shares held by Axial Capital Management, LLC will not change following the effective time of the merger.

(7)
The information in the table and this note is derived from a Schedule 13D/A filed by NB Public Equity K/S with the SEC on June 5, 2012. Based on information contained in the Schedule 13D/A, NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen and Florian Schönharting (collectively, the "NB Entities") are deemed beneficial owners of 7,447,626 shares. Each of the NB Entities has shared voting and dispositive power over all shares they are deemed to beneficially own. The business address of NB Public Equity K/S is Ostergade 24A, 1, DK-1100, Copenhagen K, Denmark. To QLT's knowledge, the number of QLT common shares held by NB Public Equity K/S will not change following the effective time of the merger.

(8)
The information in the table and this note is derived from the Voting Agreement, dated as of June 25, 2014, by and between Auxilium and Visium Balanced Master Fund, Ltd. and the Schedule 13G/A filed by Visium Balanced Master Fund, Ltd., Visium Asset Management, LP, JG Asset, LLC, and Jacob Gottlieb (collectively, the "Visium Entities") with the SEC on February 14, 2014. Based on information contained in the Schedule 13G/A, each of the Visium Entities are deemed to beneficially own 3,480,000 shares. Each of the Visium Entities has shared voting and dispositive power over all shares they are deemed to beneficially own. The business address of each of the Visium Entities is c/o Visium Asset Management, LP, 888 Seventh Avenue, New York, NY 10019. Pursuant to the Voting Agreement with Auxilium, the shares may be deemed for U.S. securities law purposes to be beneficially owned by Auxilium, and are included in this table as beneficially owned by each of Visium Balanced Master Fund, Ltd. and Auxilium.

(9)
The information in the table and this note is derived from the Schedule 13D/A filed by Kingstown Partners Master Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingstown Capital Partners, LLC, Kingstown Capital Management L.P., Kingstown Management GP LLC, Michael Blitzer and Guy Shannon (collectively, the "Kingstown Entities") with the SEC on July 9, 2014. Based on information contained in the Schedule 13D/A, Kingstown Partners Master Ltd. beneficially owns 2,488,132 shares, Kingstown Partners II, L.P. beneficially owns 316,212 shares, Ktown, L.P. beneficially owns 445,656 shares, Kingstown Capital Partners, LLC beneficially owns 3,250,000 shares, and each of Kingstown Capital Management L.P., Kingstown Management GP LLC, Michael Blitzer and Guy Shannon may be deemed to be the beneficial owner of 3,250,000 shares. Each of the Kingstown Entities has shared voting and dispositive power over all shares they are deemed to beneficially own. The business address of Kingstown Partners Master Ltd. is c/o Walkers Corporate Services Limited, Walkers House, 87 Mary Street, George Town, Grand Cayman Ky1-9005, Cayman Islands. The business address of each of the other Kingstown Entities is 100 Park Avenue, 21st Floor, New York City, New York, 10017. Pursuant to the Voting Agreement with Auxilium, the shares may be deemed for U.S. securities law purposes to be beneficially owned by Auxilium, and are included in this table as beneficially owned by each of Kingstown Capital Management LP and Auxilium.

THE COMPANIES

Auxilium Pharmaceuticals, Inc.

        Auxilium, a Delaware corporation, is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men's healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products (including one product with two indications). Among other products in the U.S., Auxilium markets Testim (testosterone gel) for the topical treatment of hypogonadism, TESTOPEL (testosterone pellets) a long-acting implantable TRT product, STENDRA (avanafil), an oral erectile dysfunction ("ED") therapy, Edex (alprostadil for injection), an injectable treatment for ED, Osbon ErecAid, the leading vacuum device for aiding ED, XIAFLEX (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie's disease ("PD") and XIAFLEX for the treatment of Dupuytren's contracture ("DC"). Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. Auxilium's mission is to improve the lives of patients throughout the world by successfully identifying, developing and commercializing innovative specialty biopharmaceutical products. Auxilium's vision is to be the most consistently successful and most admired specialty biopharmaceutical company.

        Additional information regarding Auxilium and its subsidiaries is included in "The Business of Auxilium" beginning on page 324 and in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

QLT Inc.

        QLT, a British Columbia corporation, is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT is focused on developing its synthetic retinoid program for the treatment of certain inherited retinal diseases. QLT's head office is based in Vancouver, British Columbia, Canada and QLT's common shares are publicly traded on NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT).

        Additional information regarding QLT and its subsidiaries is included under "The Business of QLT" beginning on page 353 and in documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

QLT Holding Corp.

        QLT Holding Corp., a wholly owned subsidiary of QLT, is a Delaware corporation that was formed on June 24, 2014, for the sole purpose of effecting the merger. To date, QLT Holding Corp. has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the merger and related transactions. QLT Holding Corp. is the sole stockholder of QLT Acquisition Corp.

QLT Acquisition Corp.

        QLT Acquisition Corp. a wholly owned subsidiary of QLT Holding Corp., is a Delaware corporation that was formed on June 24, 2014, for the sole purpose of effecting the merger. To date, QLT Holding Corp. has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the merger and related transactions. In the merger, QLT Acquisition Corp. will be merged with and into Auxilium, with Auxilium surviving as a wholly owned subsidiary of QLT Holding Corp.

Intercorporate Relationships of the Companies

        The following is an organization chart showing the intercorporate relationships of each of Auxilium and QLT immediately before the completion of the merger and the intercorporate relationships of New Auxilium immediately after completion of the merger:*

Auxilium

*
Entities are 100% owned unless otherwise indicated.

QLT

New Auxilium

THE MERGER AGREEMENT

        The following is a summary of certain material terms of the merger agreement and is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated into this joint proxy statement/prospectus by reference in its entirety and is attached as Annex A to this joint proxy statement/prospectus. This summary may not contain all of the information concerning the merger agreement that is important to you. Auxilium and QLT urge you to read carefully this entire joint proxy statement/prospectus, including the annexes and the documents incorporated by reference. You should also review the section entitled "Where You Can Find More Information" beginning on page 481.

        The merger agreement has been included to provide you with information regarding its terms, and Auxilium and QLT recommend that you read the merger agreement carefully and in its entirety. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the merger, Auxilium and QLT do not intend for the merger agreement to be a source of factual, business or operational information about the companies. The merger agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the merger agreement and are qualified in several important respects, which you should consider as you read them in the merger agreement. The representations and warranties are qualified in their entirety by certain information filed by Auxilium and QLT with the SEC, or filed by QLT with the Canadian Securities Administrators prior to the date of the merger agreement, as well as by confidential disclosure letters that Auxilium and QLT delivered to each other in connection with the execution of the merger agreement, and are qualified by contractual standards of materiality that may differ from what shareholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as accurate statements as of the date of the merger agreement or any other date.

Closing of the Merger

        Unless the merger agreement is terminated prior to such time (see "The Merger Agreement—Termination of the Merger Agreement" beginning on page 211), the closing of the merger will occur on the earlier of (i) the third business day following the satisfaction or waiver of all of the conditions set forth in the merger agreement (other than conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) and (ii) the day prior to December 31, 2014, provided that all conditions set forth the merger agreement have been satisfied or waived as of such date, or such other date as the parties may mutually agree.

        As of the date of this joint proxy statement/prospectus, the parties expect to complete the merger before the end of 2014, subject to receipt of required shareholder and regulatory approvals and the satisfaction or waiver of the conditions to the merger described in the merger agreement. There can be no assurance as to when, or if, the merger will occur. If the merger is not completed by December 31, 2014, either QLT or Auxilium may terminate the merger agreement, except that the right to terminate the merger agreement under such circumstances will not be available to any party if such failure of the merger to be completed is a result of a breach of the merger agreement by such party or the failure of any representation or warranty of such party contained in the merger agreement to be true and correct.

        As soon as practicable on the closing date, Auxilium shall file the certificate of merger with the Secretary of State of the State of Delaware and make any and all other filings required under the

DGCL. On the terms and subject to the conditions of the merger agreement, at the merger effective time, AcquireCo will be merged with and into Auxilium and the separate existence of AcquireCo will cease. Auxilium will survive the merger as an indirect wholly owned subsidiary of QLT. For purposes of this section, Auxilium following the merger effective time is referred to as the "surviving corporation".

Merger Consideration to Auxilium Stockholders

        At the merger effective time, each outstanding share of Auxilium common stock, other than shares owned by Auxilium as treasury stock or owned directly by Auxilium, will be converted into the right to receive 3.1359 QLT common shares (the "equity exchange ratio"), provided that in the event that, at or immediately after the merger effective time, QLT or its subsidiary receives aggregate cash consideration pursuant to the sale, license, sublicense or similar transaction related to its proprietary synthetic retinoid product in development known as "QLT091001", which is:

  •
  less than $25 million but equal to or greater than $20 million then, the equity exchange ratio shall be increased by 0.0192;

  •
  less than $20 million but equal to or greater than $15 million, then the equity exchange ratio shall be increased by 0.0385;

  •
  less than $15 million but equal to or greater than $10 million, then the equity exchange ratio shall be increased by 0.0577;

  •
  less than $10 million but equal to or greater than $5 million, then the equity exchange ratio shall be increased by 0.0770; or

  •
  less than $5 million, or in the event that no such transaction is consummated at or immediately after the merger effective time, then the equity exchange ratio shall be increased by 0.0962.

        The increase referred to above will not apply in the event Auxilium withholds its consent for any reason, with respect to such a transaction which meets certain economic requirements previously agreed to between the parties.

        No fractional shares will be issued as a result of the merger. In the event that an Auxilium stockholder's holdings of QLT common shares resulting from the merger would result in the issuance of a fractional share, the holdings of that stockholder will, if the fraction is less than one-half of one share, be rounded down to the nearest whole number of QLT common shares, and if the fraction is at least one half of one share, be rounded up to the nearest whole number of QLT common shares.

        Upon completion of the merger, Auxilium stockholders will own approximately 76% of the outstanding common shares of the combined company on a fully diluted basis and current QLT shareholders will own approximately 24% of the outstanding common shares of the combined company on a fully diluted basis, subject to certain adjustments. QLT shareholders will not receive any merger consideration and will continue to hold their QLT common shares after the merger.

Treatment of Outstanding Auxilium Equity Awards

        Each incentive stock option and nonqualified stock option to purchase Auxilium common stock under the Auxilium equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such option before the merger effective time, into an option to acquire QLT common shares equal to the number of shares subject to the Auxilium option immediately prior to the merger effective time multiplied by the equity exchange ratio rounded to the nearest whole share, at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the merger effective time divided by the equity exchange ratio.

        Each other equity award that is outstanding immediately prior to the merger effective time under Auxilium's equity incentive plans including outstanding Auxilium restricted shares, restricted share units, performance share units and deferred share units will be converted, on substantially the same terms and conditions as were applicable under such equity award before the merger effective time, into a right to receive the number of QLT common shares equal to the number of shares subject to such equity award immediately prior to the merger effective time multiplied by the equity exchange ratio and rounded to the nearest whole share. Each right to purchase Auxilium common stock under the Auxilium Employee Stock Purchase Program, that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such right before the merger effective time, into a right to acquire QLT common shares equal to the number of shares subject to the Auxilium right immediately prior to the merger effective time multiplied by the equity exchange ratio, at an exercise price per share equal to the exercise price per share applicable to such right immediately prior to the merger effective time divided by the equity exchange ratio and rounded to the nearest whole share.

        Each of the current Auxilium equity incentive plans and the Employee Stock Purchase Program will be assumed by QLT as of the merger effective time and number of shares reserved for equity grants will be adjusted to reflect the equity exchange ratio.

Treatment of Auxilium Convertible Notes

        As of June 30, 2014, Auxilium had outstanding $350.0 million aggregate principal amount of Convertible Senior Notes.

        On June 27, 2014, Auxilium provided a notice to the trustee for the Convertible Senior Notes and the holders of the Convertible Senior Notes that, in connection with the merger, the Convertible Senior Notes may be surrendered for conversion from the date that is 70 scheduled trading days prior to the anticipated effective date of the merger until the date that is 35 trading days after the actual effective date of the merger.

        Under the terms of the indenture, after consummation of the merger, the note holders will be entitled, when the Convertible Senior Notes are convertible under the terms of the indenture, to convert their notes into the number of shares of QLT that they would have received in the merger if they had converted the notes into Auxilium common stock immediately prior to the merger.

        The merger will not constitute a "fundamental change" as defined in the indenture, which would give the note holders the right to require Auxilium to repurchase the Convertible Senior Notes, or a "make-whole fundamental change" as defined in the indenture, which would result in an upward adjustment in the number of shares into which the Convertible Senior Notes may be converted.

        It is anticipated that QLT will become a guarantor of the Convertible Senior Notes upon consummation of the merger. Subject to compliance with all applicable laws and the receipt of all required consents, Auxilium and QLT have agreed to take such actions as are required under the terms of each Convertible Senior Note issued and outstanding immediately prior to the merger to reflect the fact that after giving effect to the merger, Auxilium will become a subsidiary of the combined company.

Treatment of Auxilium Warrants and Call Options

        Subject to compliance with all applicable laws and the receipt of all required consents, Auxilium and QLT have agreed to take commercially reasonable steps to (i) restructure the terms of each outstanding warrant to purchase Auxilium common stock issued in connection with certain convertible note hedge transactions between Auxilium and the hedge counterparties and outstanding immediately prior to the merger to reflect the fact that after giving effect to the merger, Auxilium will be a subsidiary of the combined company and (ii) ensure that the outstanding call options purchased by

Auxilium from the hedge counterparties to purchase shares of Auxilium common stock will not be terminated as a result of the merger.

Governing Documents Following the Merger

        Surviving Corporation.    The certificate of incorporation of the surviving corporation immediately following the merger effective time will be the certificate of incorporation of AcquireCo as in effect immediately prior to the merger effective time. The bylaws of the surviving corporation will be the bylaws of AcquireCo as in effect immediately prior to the merger effective time.

        The notice of articles and articles of QLT immediately following the merger effective time will be the notice of articles and articles of QLT as in effect immediately prior to the merger effective time. It is anticipated that the name of QLT will be changed to Auxilium International Corp. following completion of the merger.

Exchange of Auxilium Stock Certificates Following the Merger

        Prior to the merger effective time, QLT will appoint a bank or trust company reasonably acceptable to Auxilium to act as exchange agent for the payment and delivery of the merger consideration, which is referred to in this joint proxy statement/prospectus as the "exchange agent".

        At or prior to the merger effective time, HoldCo will deposit with the exchange agent, for the benefit of the holders of certificates of Auxilium common stock, for exchange through the exchange agent, certificates representing the QLT common shares to be issued as merger consideration (or if uncertificated QLT common shares will be issued, QLT shall make appropriate alternative arrangements).

        As promptly as reasonably practicable after the merger effective time, QLT will cause, and in any event within four business days after the merger effective time, the exchange agent to mail to each holder of record of a certificate for Auxilium common stock and each holder of record of non-certificated outstanding Auxilium common stock, which are referred to in this joint proxy statement/prospectus as "book-entry shares," a letter of transmittal and instructions for effecting the surrender of those certificates or book-entry shares in exchange for certificates representing the appropriate number of QLT common shares as provided by the merger agreement.

        Auxilium stockholders should not return their certificates with the enclosed Auxilium proxy card. Stock certificates should be returned with a letter of transmittal that will be sent to Auxilium stockholders following the merger effective time as described above, validly executed in accordance with the instructions you will receive.

        Upon surrender of a duly executed letter of transmittal and a certificate representing Auxilium common stock or a book-entry share of Auxilium common stock, the holder of such certificate or book-entry share will be entitled to receive such number of QLT common shares equal to the number of shares of Auxilium common stock represented by such certificate or book-entry share, multiplied by the equity exchange ratio. No interest will be paid or accrued on any amount payable upon surrender of certificates or book-entry shares representing Auxilium common stock. QLT and the exchange agent will be entitled to deduct and withhold from any amount payable as consideration to shareholders such amounts as required with respect to making any payment for taxes, and such amounts withheld will be treated as having been paid to such shareholder.

        After the merger effective time, the stock transfer books of Auxilium will be closed and there will be no further registration of transfers on the stock transfer books of Auxilium. If, after the merger effective time, certificates representing Auxilium common stock or book-entry Auxilium common stock are presented to New Auxilium or the exchange agent, they will be canceled and exchanged as provided above. If a certificate representing Auxilium common stock has been lost, stolen or destroyed, the exchange agent shall issue to such shareholder the consideration described above in respect of the Auxilium common stock represented by such certificate only upon such shareholder making an affidavit regarding the loss, theft or destruction, and, if required by New Auxilium, posting a bond in such reasonable and customary amount as New Auxilium may reasonably direct as indemnity, against any claim that may be made against New Auxilium or the exchange agent in respect of the certificate alleged to have been lost, stolen or destroyed.

        Any portion of the consideration deposited with the exchange agent that has not been transferred to the holders of certificates representing Auxilium common stock or of book-entry Auxilium common stock as of the one year anniversary of the merger effective time shall be delivered to New Auxilium or its designee and the remaining New Auxilium common shares included in such consideration shall be sold at the best price and former holders of Auxilium common stock shall thereafter only look to New Auxilium for payment of the merger consideration without any interest thereon for payment of such holder's portion of the cash proceeds of the sale of the New Auxilium common shares.

Representations and Warranties

        Auxilium and QLT made representations and warranties in the merger agreement on behalf of themselves and QLT made representations and warranties with respect to its respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement (including qualifications by concepts of knowledge, materiality and/or dollar thresholds) and are further modified and limited by confidential disclosure letters delivered by Auxilium and QLT to each other. The representations and warranties made by Auxilium are also subject to and qualified by certain information included in Auxilium's filings made with the SEC from December 31, 2011 to the date of the merger agreement and the representations and warranties made by QLT are also subject to and qualified by certain information included in QLT's filings with the SEC and filings on the System for Electronic Document Analysis and Retrieval, referred to in this joint proxy statement/prospectus as "SEDAR," website maintained by the Canadian Securities Administrators at www.sedar.com, from December 31, 2011 to the date of the merger agreement.

        The representations and warranties made by QLT relate to the following subject matters, among other things:

  •
  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

  •
  the authority of QLT to enter into the merger agreement and due execution and delivery of the merger agreement and the completion of the transactions contemplated thereby;

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  required approvals;

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  the absence of the violation of applicable laws, constating documents, material contracts or material permits as a result of the merger;

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  the capital structure and equity securities of QLT;

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  QLT subsidiaries;

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  "reporting issuer" status under and compliance with applicable Canadian and U.S. securities laws and stock exchange rules;

  •
  certain financial statements;

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  internal controls and disclosure controls;

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  the absence of certain undisclosed liabilities;

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  the absence of certain changes and events since December 31, 2013;

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  compliance with applicable laws;

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  litigation;

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  leases of real property;

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  assets;

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  material contracts, including the absence of violation or breach in any material respect of each such contract;

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  taxes;

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  labor and other employment matters, including benefit plans;

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  intellectual property;

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  compliance with certain regulatory matters;

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  books and records;

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  opinion of QLT's financial advisor;

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  QLT Board of Directors approval;

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  full disclosure;

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  environmental matters;

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  insurance;

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  no collateral benefits;

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  QLT shareholder approval;

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  brokers and finders; and

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  classification as Canadian under the Investment Canada Act.

        The representations and warranties made by Auxilium relate to the following subject matters, among other things:

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  corporate organization and similar corporate matters;

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  the authority of Auxilium to enter into the merger agreement and due execution and delivery of the merger agreement and the completion of the transactions contemplated thereby;

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  required approvals;

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  the absence of the violation of applicable laws, organizational documents, material contracts or material permits as a result of the merger;

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  the capital structure and equity securities of Auxilium;

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  Auxilium material subsidiaries;

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  compliance with U.S. securities laws and stock exchange rules;

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  certain financial statements;

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  absence of certain liabilities;

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  absence of certain changes and events since December 31, 2013;

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  compliance with applicable laws;

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  litigation;

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  leases of real property;

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  assets;

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  material contracts, including the absence of violation or breach in any material respect of each such contract;

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  taxes;

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  intellectual property;

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  regulatory matters;

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  insurance;

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  Auxilium stockholder approval;

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  classification as non-Canadian under Investment Canada Act;

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  Auxilium Board of Directors approval;

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  fairness opinions from Auxilium's financial advisors;

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  full disclosure; and

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  brokers and finders.

        Under the merger agreement, Auxilium and QLT agreed that except for the representations and warranties expressly contained in the merger agreement, each party does not make any other representation or warranty.

  Survival of Representations and Warranties

        The representations and warranties of Auxilium and QLT contained in the merger agreement will terminate and expire immediately following the closing (or, if the merger agreement is earlier terminated, at the time of the termination).

Material Adverse Effect

        Several of the representations, warranties, covenants, closing conditions and termination provisions contained in the merger agreement refer to the concept of a "material adverse effect".

        For purposes of the merger agreement, a "material adverse effect" with respect to each of Auxilium or QLT means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or in the aggregate with all other adverse results, facts, changes, effects, events, circumstances, occurrences or developments, has, or would reasonably be expected to have, a material and adverse effect on (i) the business, operations, results of operations or condition (whether financial or otherwise) of the subject company and its subsidiaries, taken as a whole, or (ii) the ability of the subject company or its subsidiaries to perform their covenants or obligations under the merger agreement or consummate the transactions contemplated thereby, except as arising out of or resulting from any of the following:

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  changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions, or political, economic or financial or capital market conditions in any jurisdiction in which the subject company or any of its subsidiaries operates or carries on business;

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  changes, developments or conditions resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

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  any natural disaster;

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  changes or developments in or relating to currency exchange or interest rates;

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  changes or developments affecting the pharmaceutical industry in general;

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  any change in applicable laws (other than orders against a party or its subsidiaries) or U.S. GAAP;

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  except for purposes of certain representations, the announcement of the execution of the merger agreement or the transactions contemplated thereby;

  •
  any actions taken (or omitted to be taken) by the subject company upon the express written request of the other party; or

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  (A) any changes in share price or trading volume of the subject company's shares or the credit rating or in any analyst's recommendation with respect to the subject company or (B) any failure by the subject company to meet projections, guidance, milestones, forecasts or published financial or operating projections or measures (it being understood that the facts and circumstances giving rise to any of the foregoing may constitute or be taken into account in determining whether a material adverse effect has occurred, or is reasonably likely to occur, unless otherwise excluded under this definition);

  •
  in the case of QLT, certain scheduled matters relating to results, outcomes, findings or events related to or arising out of certain QLT clinical studies or involving QLT's compassionate use program, so long as such results, outcomes, findings or events do not, and would not reasonably be expected to, result in the termination, discontinuance, or a significant restriction on QLT's ability to continue development of its retinoid development program that was previously unknown to Auxilium or QLT as of the date of the merger agreement; or

  •
  in the case of Auxilium, adverse consequences resulting from certain litigation involving Auxilium's TRT products or the entry into the market of generic or branded generic versions of products competitive with TRT products, or grant of a therapeutic equivalence rating to any product or product candidates competitive with TRT products;

provided, however, that the effect of the changes or developments described in the first six bullets above shall not be excluded to the extent that any of the changes or developments therein disproportionately adversely affect the subject company and its subsidiaries, taken as a whole, in comparison to other persons who operate in the same industry.

Covenants

  QLT Interim Operating Covenants

        QLT made covenants in the merger agreement relating to the conduct of its business prior to the completion of the merger or the earlier termination of the merger agreement. Unless Auxilium otherwise consents in writing (to the extent that such consent is permitted by applicable law), which such consent shall not (subject to certain exceptions) be unreasonably withheld, conditioned or delayed, or except as expressly permitted or specifically contemplated by the merger agreement or the confidential disclosure letter delivered by QLT to Auxilium in connection with the merger agreement, or as is otherwise required by applicable law or order, QLT:

  •
  and its subsidiaries will maintain their respective facilities and will continue to operate and conduct their respective businesses in the ordinary course;

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  and its subsidiaries will comply in all material respects with the terms of all material contracts and QLT will use its commercially reasonable efforts to maintain and preserve intact its and its subsidiaries' respective business organizations, assets, permits, properties, rights, goodwill and business relationships and keep available the services of its and its subsidiaries' respective officers and employees as a group;

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  will not, and will cause its subsidiaries not to, directly or indirectly:

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  amend or otherwise change their respective charter documents, except for amendments by HoldCo and AcquireCo as may be required to effect the transaction;

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  declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of QLT common shares (whether in cash or property);

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  split, divide, consolidate, combine or reclassify QLT common shares or any other securities of QLT;

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  issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any QLT common shares or other securities of QLT or its subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, QLT common shares, other than the issuance of QLT common shares issuable pursuant to the merger, the issuance of QLT equity awards in replacement of Auxilium equity awards in accordance with the merger agreement, the exercise of options outstanding on the date hereof or otherwise to a holder of QLT restricted stock units in accordance with a certain QLT employee share purchase plan;

  •
  grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants, except for increases in the compensation of employees in the ordinary course of business consistent with past practice whose annual compensation is less than $100,000; or except as contemplated by the merger agreement, as required by applicable law or terms of QLT benefit plans (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee; (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any QLT benefit plan; (iii) enter into, terminate or materially amend any QLT benefit plan (or, except as provided in the merger agreement, any plan, program, agreement, or arrangement that would constitute a QLT benefit plan if in effect on the date hereof) or make any loans to employees; (iv) grant any equity or equity based awards except as provided by the merger agreement; (v) terminate any person who is, or hire any person to be, employed by or a consultant of QLT or any of its subsidiaries, other than the hiring or termination of employees or consultants with total annual compensation not in excess of $200,000 in the ordinary course of business consistent with past practice, and solely with respect to the hiring of employees, to replace employees or consultants essential to QLT; or (vi) loan or advance any money to employees or individual independent contractors of QLT or any of its subsidiaries;

    •
    redeem, purchase or otherwise acquire any outstanding QLT common shares or other securities convertible into or exchangeable or exercisable for QLT common shares, other than in transactions between two or more QLT wholly owned subsidiaries or between QLT and a QLT wholly owned subsidiary;

    •
    amend the terms of any securities of QLT or any of its subsidiaries;

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    adopt a plan of liquidation or resolution providing for the liquidation or dissolution of QLT or any of its subsidiaries;

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    reorganize, amalgamate or merge, other than pursuant to the merger;

    •
    make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures) or as contemplated by the merger agreement or in connection with any transactions contemplated by the merger agreement, except as required by applicable laws or U.S. GAAP;

    •
    except for sales in the ordinary course of business, or as contemplated by the merger agreement or in connection with any transactions contemplated by the merger agreement, sell, pledge, lease, license, abandon or dispose of any assets or properties of QLT (including the shares or other equity securities of any subsidiary of QLT) or of any of its subsidiaries having a value greater than $150,000 in the aggregate;

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    acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities (other than investments made in accordance with QLT's Treasury Policy), contribution of capital, property transfer, or purchase of any property or assets of any other person or entity that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than $150,000 in the aggregate other than pursuant to the merger or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

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    incur any indebtedness, other than trade payables in the ordinary course of business, enter into any hedging, derivative or swap transaction or contract, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person or entity, or make any loans or advances;

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    pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in QLT financial statements, or voluntarily waive, release, assign, settle or compromise any proceeding, where such waivers, releases, assignments, settlements or compromises exceed $150,000 in the aggregate or in any case would entail any non-monetary damages;

    •
    settle or compromise any action, claim or other proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the merger agreement;

    •
    enter into any material new line of business, enterprise or other activity;

    •
    expend or commit to expend any amounts with respect to capital expenses, where such expenditures or commitments exceed $100,000 in the aggregate;

    •
    other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date of the merger agreement, be a QLT material contract, or materially modify, materially amend or terminate any QLT material contract or waive, release or assign any material rights or claims thereunder;

    •
    make, change, revoke or rescind in any material manner that is material and adverse to QLT any election relating to taxes, settle or compromise any tax controversy, or make any material amendment with respect to any tax return, change any method of tax accounting or change in annual tax accounting period, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or surrender any right to claim a material tax refund;

    •
    other than pursuant to the transactions contemplated by the merger agreement, take any action, or knowingly fail to take any action, which action or failure to act causes, or could reasonably be expected to cause, QLT to be treated as a U.S. domestic corporation for U.S. federal income tax purposes from and after the closing date;

    •
    take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the merger;

    •
    make, or permit any of QLT's subsidiaries to, make, any loan to any officer or director of QLT or any of its subsidiaries;

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    subject to certain other provisions of the merger agreement, negotiate or enter into any contract, letter of intent, agreement in principle, agreement or understanding with respect to a retinoid transaction or except to the extent required under a material contract, commence any Phase III clinical trials unless a development plan with respect thereto has been mutually agreed to by Auxilium and QLT, each acting reasonably, and such trials are conducted substantially in accordance with such development plan;

    •
    in any two contiguous three month periods commencing July 1, 2014 average more than $5,000,000 in quarterly cash expenditures except for expenditures (A) related to advisory fees and expenses for the negotiation and completion of the transactions contemplated by the merger agreement and the retinoid transaction, (B) incurred with respect to severance of employees, (C) with respect to directors' and officers' liability insurance premiums or (D) as otherwise approved or directed by Auxilium;

    •
    negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

    •
    enter into, modify or terminate any contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing; and

  •
  will promptly notify Auxilium in writing of any event which would have a material adverse effect on QLT.

  Auxilium Interim Operating Covenants

        Auxilium made covenants in the merger agreement relating to the conduct of its business prior to the completion of the merger or the earlier termination of the merger agreement. Unless QLT otherwise consents in writing (to the extent that such consent is permitted by applicable law), which consent shall not be unreasonably withheld, conditioned or delayed, or except as is otherwise expressly permitted or specifically contemplated by the merger agreement or the confidential disclosure letter delivered by Auxilium to QLT in connection with the merger agreement or as is otherwise required by applicable law or order, Auxilium:

  •
  and its material subsidiaries will maintain their respective facilities and will continue to operate and conduct their respective businesses, on an aggregate basis in all material respects, in the ordinary course of business;

  •
  will not, and will not permit any of its material subsidiaries to, directly or indirectly:

  •
  amend or otherwise change their respective charter documents in a manner adverse to QLT shareholders or inconsistent with the merger agreement;

  •
  declare, set aside, make or pay any dividend or other distribution with respect to any of its equity securities except (A) the payment of interest or other amounts as and when due pursuant to the terms of Auxilium's Convertible Senior Notes and (B) for dividends payable to Auxilium or among Auxilium's wholly owned subsidiaries;

  •
  split, divide, consolidate, combine or reclassify Auxilium common stock;

  •
  issue any Auxilium equity securities or securities convertible into Auxilium equity securities other than pursuant to Auxilium's employee stock purchase program or upon conversion of Auxilium's Convertible Senior Notes or exercise of any Auxilium warrants in accordance with their terms or in settlement of any outstanding equity compensation awards or grants of new equity compensation awards in the ordinary course of business (including to new hires or in connection with promotions) or issuing warrants in connection with a debt financing by Auxilium;

  •
  redeem, purchase or otherwise acquire any outstanding shares of Auxilium common stock or other securities convertible into or exchangeable for shares of Auxilium common stock, other than (A) in transactions between two or more wholly owned subsidiaries or between Auxilium and a wholly owned subsidiary of Auxilium, (B) pursuant to the terms of employee or director equity awards, including any awards issued under Auxilium equity plans or (C) upon conversion of Auxilium's Convertible Senior Notes or exercise of Auxilium call options in accordance with their respective terms;

  •
  amend the material terms of any equity securities of Auxilium or securities convertible into Auxilium equity securities;

  •
  adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Auxilium;

  •
  amalgamate or merge with any other person other than pursuant to the merger and other than any amalgamation or merger solely involving wholly owned subsidiaries of Auxilium;

  •
  acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person that, together with all other such acquisitions, investments, contributions, transfers or purchases, has guaranteed cash payments of $60 million or greater in the aggregate; or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

  •
  enter into any contract that would, if entered into prior to the date hereof, be an Auxilium material contract and which is reasonably expected to involve payment in the amount of

      $60 million or greater or materially modify, materially amend or terminate any such material contract or waive, release or assign any material rights or claims thereunder; or

    •
    take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the merger; or

    •
    enter into, modify or terminate any contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing;

  •
  will promptly notify Auxilium in writing of any event which would have a material adverse effect on QLT.

Board Recommendations; Auxilium Special Meeting and QLT Annual General and Special Meeting

        The Auxilium Board of Directors has unanimously adopted resolutions approving the merger agreement, recommending that the holders of Auxilium common stock vote to adopt the merger agreement and directing that the adoption of the merger agreement be submitted to a vote of the Auxilium stockholders. The QLT Board of Directors has adopted resolutions approving the merger agreement and recommending that the holders of QLT common shares vote to adopt the resolution approving the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement. In furtherance thereof and subject to the requirements of applicable law, Auxilium and QLT have agreed to take all lawful action to convene a meeting of their respective stockholders or shareholders, at which Auxilium stockholders will consider the adoption of the merger agreement and QLT shareholders will consider approving the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement, as promptly as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part, is declared effective.

        Under the merger agreement, subject to the exceptions set forth below, the Auxilium Board of Directors agreed to recommend that Auxilium stockholders vote in favor of the adoption of the merger agreement, the QLT Board of Directors agreed to recommend that QLT shareholders vote in favor of the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement. The merger agreement further provides that each of the Auxilium and QLT Boards of Directors may, subject to certain provisions of the merger agreement, withdraw or modify its recommendation if, prior to the meeting of its stockholders or shareholders, as the case may be, the Auxilium or QLT Board of Directors, respectively, determines in good faith, after consultation with its outside legal and financial advisors, that it has received a "superior proposal" (as defined below) and, after consultation with its outside legal counsel, that the failure to take the relevant action would be reasonably likely to be inconsistent with its fiduciary duties to its stockholders or shareholders under applicable law. The merger agreement will be submitted to the holders of Auxilium common stock for adoption at the Auxilium special meeting regardless of whether the Auxilium Board of Directors changes its recommendation or approval after the date of the merger agreement unless the merger agreement is terminated prior to the date of such meeting pursuant to the terms thereof. The QLT shareholder resolution approving the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement will be submitted to the holders of QLT common shares for approval at the annual general and special meeting, regardless of whether the QLT Board of Directors changes its recommendation or approval after the date of the merger agreement unless the merger agreement is terminated prior to the date of such meeting pursuant to the terms thereof.

Third Party Acquisition Proposals

        Subject to the exceptions described below, Auxilium and QLT have each agreed that it will not, and none of its subsidiaries will, directly or indirectly, through any of their representatives or otherwise:

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  initiate, solicit, facilitate or knowingly encourage any inquiries or the making of any acquisition proposal or potential acquisition proposal (which, for the purposes of the merger agreement, is defined as any proposal or offer with respect to (a) the acquisition or purchase by any person or group of persons acting jointly or in concert of any capital stock or other voting securities or securities convertible into or exercisable or exchangeable for any voting securities of Auxilium or QLT or its subsidiaries, respectively, representing 20% or more of its voting equity securities then outstanding, (b) any acquisition or purchase by any person or group of persons acting jointly or in concert of any assets of Auxilium or QLT, respectively, and/or its subsidiaries which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or the total asset value of Auxilium or QLT, respectively, and its subsidiaries taken as a whole, whether in a single or in a series of related transactions, except pursuant to the retinoid transaction, or (c) a merger, amalgamation, recapitalization, reorganization or other business combination involving Auxilium or QLT or any of its subsidiaries, in each case excluding the transactions contemplated by the merger agreement and excluding any transaction between only Auxilium or QLT and/or one or more of its subsidiaries);

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  participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other person (other than it or its affiliates) to make or complete an acquisition proposal;

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  effect any change of recommendation by its Board of Directors; or

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  accept or enter into or publicly propose to accept or enter into any letter of intent, memorandum of understanding, agreement in principle, transaction agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, any acquisition proposal.

        However, if, prior to the QLT annual general and special meeting or the Auxilium special meeting, as applicable, QLT or Auxilium receives a written acquisition proposal that was not solicited after the date of the merger agreement in contravention of the restrictions described above:

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  QLT or Auxilium, as applicable, may contact the person making the acquisition proposal (or such person's representatives) solely for the purpose of clarifying the terms of such acquisition proposal and the likelihood of consummation of such acquisition proposal, and, in the case of Auxilium, Auxilium may contact any other person for the purpose of initiating, soliciting, facilitating or encouraging an acquisition proposal for Auxilium or the making of any proposal or offer with respect to an acquisition proposal for Auxilium; and

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  if the QLT Board of Directors determines in good faith, following consultation with its outside legal counsel and financial advisors, that such acquisition proposal is, or could reasonably be expected to lead to, a "superior proposal" and, after consultation with its outside legal counsel, that the failure to take the applicable action would be reasonably likely to be inconsistent with the QLT Board of Directors' fiduciary duties under applicable law, then QLT may:

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  furnish to such person (and such person's representatives) non-public information relating to QLT pursuant to a confidentiality agreement that is no less favorable to QLT than the confidentiality agreement between QLT and Auxilium; and

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  engage in discussions and negotiations with such person and its representatives with respect to such acquisition proposal;

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  Auxilium may furnish to any person who has expressed an interest in making an acquisition proposal for Auxilium (and such person's representatives) non-public information relating to Auxilium pursuant to a confidentiality agreement that is no less favorable to Auxilium than the confidentiality agreement between QLT and Auxilium; and

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  Auxilium may engage in discussions and negotiations with any person who has expressed interest in making an acquisition proposal for Auxilium (and such person's representatives).

        A "superior proposal" with respect to Auxilium or QLT for the purpose of this joint proxy statement/prospectus means, in general terms, an unsolicited (or in the case of Auxilium solicited in accordance with the merger agreement) bona fide acquisition proposal for Auxilium or QLT, respectively, involving an acquisition of its securities or assets at the 50% level in the case of Auxilium and, in the case of QLT, at the 100% level as it relates to securities of QLT and "all or substantially all" as it relates to assets of QLT, by a third party which: (a) the Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel: (i) would, if consummated, taking into account all of the terms and conditions of such acquisition proposal (but not assuming away any risk of non-completion), result in a transaction which is more favorable to the shareholders from a financial point of view than the transactions contemplated by the merger agreement (including any adjustment to the terms and conditions thereof proposed by the other party); (ii) is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such acquisition proposal and the person or persons making such acquisition proposal; and (iii) that funds, securities or other consideration necessary for the acquisition proposal are or are reasonably likely to be available; and (c) is made available to all of the Auxilium stockholders or the QLT shareholders as applicable, on the same terms and conditions.

        QLT may, prior to the QLT annual general and special meeting, terminate the merger agreement or enter into an agreement in respect of an acquisition proposal or effect a change of recommendation of its Board of Directors if and only if:

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  such acquisition proposal did not result from a breach of QLT's non-solicitation covenants under the merger agreement;

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  the QLT Board of Directors has determined in good faith, after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes a superior proposal, as applicable, and that, after consultation with its outside legal counsel, the failure to take the relevant action would be reasonably likely to be inconsistent with its Board of Directors' fiduciary duties;

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  QLT has delivered a written notice to Auxilium promptly (but in any event within one day) after the determination by the QLT Board of Directors that a superior proposal exists advising Auxilium that QLT has received a superior proposal and including written notice of the determination of the QLT Board of Directors that the acquisition proposal constitutes a superior proposal and provided Auxilium with the document containing the acquisition proposal;

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  a period of five business days has elapsed from the date on which Auxilium received from QLT the notice relating to a superior proposal and the document containing the acquisition proposal;

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  Auxilium offered to amend the terms of the merger agreement and the merger during such five day period and the QLT Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such acquisition proposal continues to be a superior proposal as compared to the merger agreement and, after consultation with its outside legal counsel, that the failure to take the relevant action would be reasonably likely to be inconsistent with the QLT Board of Directors' fiduciary duties; and

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  the QLT Board of Directors determines to terminate the merger agreement to enter into any agreement in respect of a superior proposal, it terminates the merger agreement and pays the termination fee as required under the merger agreement.

        Auxilium may, prior to the special meeting of Auxilium stockholders, terminate the merger agreement or enter into an agreement in respect of an acquisition proposal or effect a change of recommendation of its Board of Directors if and only if:

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  such acquisition proposal did not result from a breach of Auxilium's non-solicitation covenants under the merger agreement;

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  the Auxilium Board of Directors has determined in good faith, after consultation with its outside legal and financial advisors, that such acquisition proposal constitutes a superior proposal, and that the failure to take the relevant action would be reasonably likely to be inconsistent with its Board of Directors' fiduciary duties; and

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  if the Auxilium Board of Directors determines to terminate the merger agreement to enter into any agreement in respect of a superior proposal, it terminates the merger agreement and pays the termination fee as required under the merger agreement.

Regulatory Approvals

        Each party to the merger agreement shall use commercially reasonable efforts to:

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  as promptly as practicable, obtain from any governmental authority all waivers, consents, clearances and approvals required to be obtained in connection with the consummation of the transactions contemplated by the merger agreement; and

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  as promptly as reasonably practicable, take reasonable actions to provide notice to any third party, or obtain from any third party any waivers, consents and approvals required to be obtained, in connection with the consummation of the transactions contemplated by the merger agreement.

        Each of the parties to the merger agreement agrees to cooperate and to use commercially reasonable efforts to obtain any waivers, consents, clearances and approvals required in connection with the consummation of the transactions contemplated under the merger agreement under the HSR Act and the Competition Act (Canada) (to the extent required) and any other federal, provincial, state or foreign law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or foreign investment, and respond to any requests of any governmental authority for information or documentary material under any such relevant laws. In furtherance of the foregoing, each of Auxilium and QLT also agrees to take any and all steps necessary to resolve any objections from governmental authorities and to avoid or eliminate impediments under any relevant law that may be asserted by any governmental authority with respect to the transactions so as to enable the closing to occur as promptly as practicable and in any event no later than December 31, 2014 (or such later date as agreed to by the parties of the merger agreement); provided, however, that Auxilium and QLT are not required to take any action or consent to taking any action that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on QLT or Auxilium.

Additional Agreements

        The merger agreement contains certain other covenants, including covenants relating to cooperation between Auxilium and QLT in the preparation of this joint proxy statement/prospectus, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information and performing their respective obligations regarding public announcements. Auxilium and

QLT have further agreed, as applicable, to the following additional covenants and agreements in the merger agreement, among others:

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  Auxilium and QLT have agreed to take all required steps to cause (i) dispositions of Auxilium shares resulting from the merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Auxilium immediately prior to the merger effective time to be exempt under Rule 16b-3 of the Exchange Act and (ii) acquisitions of New Auxilium common shares or Auxilium shares resulting from the merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Auxilium immediately prior to the merger effective time to be exempt under Rule 16b-3 of the Exchange Act; and

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  QLT shall use all commercially reasonable efforts to cause the New Auxilium common shares to be issued in the merger to be approved for listing on NASDAQ subject only to official notice of issuance; and

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  QLT and Auxilium have agreed to cooperate with each other in taking, or causing to be taken, all actions necessary to have (i) Auxilium common stock delisted from NASDAQ and its registration terminated under the 1934 Exchange Act and (ii) the QLT common shares delisted from the TSX, provided that, in each case, such delisting or termination shall not be effective until after the merger effective time.

Financing Covenant

        QLT agreed in the merger agreement to, and to cause its wholly owned subsidiaries and its and their representatives to, use their commercially reasonable efforts to provide customary and reasonable cooperation with respect to the arrangement of debt financing in connection with the consummation of closing, which is referred to in this joint proxy statement/prospectus as a debt financing, including, subject to certain conditions and exceptions, among other things:

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  promptly furnishing Auxilium with any information and documentation required under applicable "know your customer" and anti-money laundering rules and regulations;

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  promptly furnishing Auxilium with financial and other pertinent information regarding QLT and its subsidiaries as may be required in writing by Auxilium, including all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act (including pro forma financial information), and other documents required to satisfy any customary negative assurance opinion, to consummate such financing at closing of the merger, including all information and data necessary to satisfy any conditions set forth in any commitment letter, credit agreement or other similar documentation related to such financing;

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  participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and cooperating with marketing or solicitation efforts of Auxilium, in each case in connection with the arrangement of any such financing, including by consenting to the use of QLT's and its subsidiaries' logos in connection therewith; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage QLT or any of its subsidiaries;

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  assisting with the timely preparation of materials for rating agency and lender presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with such financing;

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  obtaining a certificate of the chief financial officer of QLT with respect to solvency matters of QLT or its subsidiaries to the extent required by any financing source, customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to any financing;

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  using reasonable commercial efforts to obtain accountants' comfort letters and legal opinions at the expense of and as reasonably requested by Auxilium; and

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  taking all corporate or other actions, subject to the occurrence of the closing, reasonably necessary to permit the consummation of any such financing and to permit the proceeds thereof to be made available to QLT, including assisting in the preparation of and executing one or more credit agreements (or amendments thereto), indentures, purchase agreements, currency or interest hedging agreements and other definitive documentation, certificates and related deliverables relating to any financing and reasonably facilitating the provision of guarantees, the grant (and perfection) of a security interest in collateral and provision of related lender protections.

        Notwithstanding the provisions above, none of QLT, the QLT subsidiaries or their respective representatives shall be required to take any action which would, in the opinion of QLT, acting reasonably:

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  create enforceable obligations of any of QLT or its subsidiaries under any financing arrangements, or other arrangements required to be undertaken by QLT or its subsidiaries pursuant to the financing covenant prior to the Closing of the merger;

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  require QLT to obtain the approval of the QLT shareholders (other than at the QLT annual general and special meeting);

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  unreasonably interfere in the operations of QLT or any of its subsidiaries prior to the effective time of the merger; or

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  require QLT or any subsidiary to contravene any applicable laws or their respective organizational documents or breach any contract of QLT or its subsidiaries.

Retinoid Transaction

        Auxilium and QLT agreed in the merger agreement to, and to cause their respective subsidiaries to, cooperate with each other in connection with the arrangement of a sale, license, sublicense or similar transaction involving any or all of the assets related to QLT's proprietary synthetic retinoid product in development known as "QLT091001". Neither QLT nor Auxilium will participate in any meeting or discussion (other than non-substantive calls) with any third party concerning a retinoid transaction unless it consults with the other party in advance, and gives the other party the opportunity to attend such meeting or discussion.

        Under the merger agreement, no agreement regarding the retinoid transaction that may be entered into on or before the closing shall require the consummation of the retinoid transaction prior to the closing. In addition, if Auxilium withholds its consent, for any reason, with respect to negotiations of, or entering into, a retinoid transaction providing for economic terms substantially no less favorable, in aggregate to QLT (with the exception of the amount of any upfront payment made at closing of the transaction) than the terms set forth in a disclosure schedule to the merger agreement, then the increase in the equity exchange ratio shall no longer apply.

Pre-Acquisition Reorganization

        The merger agreement also provides that QLT will and will cause its subsidiaries to use their commercially reasonable efforts to effect such reorganization of QLT or its subsidiaries business,

operations and assets and the integration of other affiliated businesses of QLT as Auxilium may reasonably request and cooperate with Auxilium and its advisors to determine the nature of the pre-acquisition reorganizations that might be undertaken and the manner in which they most effectively could be undertaken. The merger agreement imposes certain limitations on any such pre-acquisition reorganization and provides that Auxilium will, upon QLT's request, reimburse (or in certain cases advance) QLT's reasonable fees and expenses incurred in connection with any pre-acquisition reorganization and indemnify QLT and its subsidiaries and their respective representatives for any liabilities incurred in connection with or as a result of their cooperation or assistance with any pre-acquisition reorganization.

Officers and Directors upon Completion of the Merger

        The directors of the surviving corporation shall be designated by the Auxilium Board of Directors prior to the closing date and shall serve until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified. The officers of Auxilium immediately prior to the merger effective time shall be the officers of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified.

        Auxilium and QLT shall take all actions necessary so that, as of the merger effective time, the Board of Directors of New Auxilium shall consist of seven individuals designated by Auxilium and two individuals designated by QLT who are acceptable to Auxilium.

Conditions to the Completion of the Merger

        The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived by Auxilium and/or QLT, as applicable.

        The following conditions must be satisfied or waived before QLT or Auxilium is obligated to complete the merger:

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  QLT shareholders shall have approved the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement at the annual general and special meeting of QLT shareholders;

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  Auxilium stockholders shall have adopted the merger agreement at the special meeting of Auxilium stockholders;

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  the registration statement of which this joint proxy statement/prospectus is a part shall be effective, and no stop order suspending the effectiveness of such registration statement shall be in effect;

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  the QLT common shares (i) to be issued as merger consideration, (ii) issuable on exercise of options issued in replacement of Auxilium options, (iii) issuable in respect of each share of restricted stock or restricted stock units issued in replacement of Auxilium restricted stock or restricted stock units, (iv) issuable upon exercise of Auxilium warrants and (iv) issuable upon conversion of Auxilium's Convertible Senior Notes shall have been approved for listing on NASDAQ, subject only to official notice of issuance;

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  QLT shall have received notice from the TSX approving the delisting of the QLT common shares from the TSX effective on the date on which the merger becomes effective;

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  the expiration or termination of the applicable waiting period under the HSR Act, and the obtaining of approval under Canada's Competition Act (to the extent required under applicable law);

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  no applicable law or order shall be and remain in effect which imposes, and no suit, action, claim, proceeding or investigation shall be pending or threatened by any governmental authority which seeks to impose, any material limitations on QLT's ownership of Auxilium or any subsidiary of Auxilium or any requirement that Auxilium, HoldCo and AcquireCo or QLT or any of their respective subsidiaries agree to or implement any action that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on QLT or Auxilium;

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  no governmental authority shall have enacted a law or order that prevents the consummation of the transactions or instituted a proceeding to prohibit consummation of the transactions;

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  Auxilium shall have obtained all necessary third party and lender consents under, or all necessary amendments to, certain Auxilium debt instruments, or shall have consummated a suitable refinancing of some or all of certain Auxilium debt on the terms and conditions substantially set forth in the commitment letter entered into among Auxilium, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc.; and

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  the merger agreement shall not have been terminated in accordance with its terms.

        The obligations of QLT to complete the merger are also conditioned on the satisfaction or waiver of the following conditions:

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  Auxilium shall have complied in all material respects with its obligations, covenants and agreements in the merger agreement to be performed or complied with on or before the closing date;

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  as of the date of the merger agreement and as of the closing date, certain representations and warranties made by Auxilium in the merger agreement relating to organization, authority, capitalization, the Auxilium Board of Directors and stockholder approval and absence of brokers shall be true and correct in all respects;

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  the remaining representations and warranties made by Auxilium in the merger agreement shall be true and correct in all respects (disregarding all materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Auxilium;

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  since the date of the merger agreement, no material adverse effect on Auxilium shall be continuing and there shall not have occurred a result, fact, change, effect, event, circumstance, occurrence or development that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Auxilium; and

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  QLT shall have received a certificate dated the closing date and validly executed by a senior officer of Auxilium to the effect that the foregoing conditions have been satisfied.

        The obligations of Auxilium to complete the merger are also conditioned on the satisfaction or waiver of the following conditions:

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  QLT shall have complied in all material respects with its obligations, covenants and agreements in the merger agreement to be performed or complied with on or before the closing date;

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  as of the date of the merger agreement and as of the closing date, certain representations and warranties made by QLT in the merger agreement relating to organization, capitalization, the QLT Board of Directors and shareholder approval and the absence of brokers shall be true and correct in all material respects;

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  the remaining representations and warranties made by QLT in the merger agreement shall be true and correct in all respects (disregarding all materiality or material adverse effect qualifications) as of the closing date (other than representations and warranties which by their terms are made as of a specific date, which will be accurate as of such date), except for breaches of, individually or in the aggregate, representations and warranties which have not and would not reasonably be expected to have a material adverse effect on QLT;

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  Auxilium shall have received a certificate dated the closing date and validly executed by a senior officer of QLT to the effect that the foregoing conditions have been satisfied; and

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  Auxilium shall have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP stating that Section 7874 of the Code (or any other U.S. tax law), regulations promulgated thereunder, and official interpretation thereof as set forth in published guidance should not apply in such a manner so as to cause QLT to be treated as a domestic corporation for U.S. federal income tax purposes from and after the closing date of the merger, provided that such opinion may only take into account the law in effect on the earlier of the date of the merger and October 31, 2014 and (ii) on or before October 31, 2014, there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than news releases) (whether or not such change in official interpretation is yet effective), and there shall have been no bills that would implement such a change passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes.

Indemnification

        All indemnification or exculpation rights existing in favor of present or former directors and officers of QLT, Auxilium or any of their respective subsidiaries as provided in the constating documents of such party or contracts to which such a party is bound and which is in effect as of the date of the merger agreement will continue in full force and effect and without modification for the period contemplated therein.

        In addition, QLT, Auxilium and their respective subsidiaries have agreed to maintain in effect for seven years from the closing date directors' and officers' liability insurance covering those persons who are currently covered by the directors' and officers' liability insurance policies of Auxilium and QLT, as applicable, on terms not less favorable than such existing insurance coverage; provided that each of QLT and Auxilium may, prior to the closing date, purchase prepaid non-cancellable run-off directors' and officers' liability insurance on such terms providing coverage for a period of seven years from the closing date with respect to claims arising from or related to facts or events which occurred on or prior to the closing date; provided, further, that in no event shall either QLT, Auxilium or their respective subsidiaries spend premiums for any of such insurance to the extent it would exceed 300% of the relevant party's current annual premium for directors' and officers' liability insurance.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the closing in the following ways:

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  by mutual written consent of Auxilium and QLT;

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  by either Auxilium or QLT if the closing shall not have occurred on or before December 31, 2014 (or such later date as agreed to by the parties to the merger agreement)(the "outside date"), except that the right to so terminate the merger agreement will not be available to Auxilium or QLT if its failure to fulfill any obligation under the merger agreement has been a principal cause of, or resulted in the failure of the closing to occur by such date;

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  by either Auxilium or QLT if the requisite vote for approval of the merger by the Auxilium stockholders shall not have been obtained upon the taking of such vote(s) at a duly held meeting of stockholders of Auxilium, or at any adjournment thereof;

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  by either Auxilium or QLT if the requisite vote for approval of the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement by the QLT shareholders shall not have been obtained upon the taking of such vote(s) at a duly held meeting of shareholders of QLT, or at any adjournment thereof;

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  by either Auxilium or QLT if there shall be passed any law that makes consummation of the transaction illegal or otherwise prohibited or if any governmental authority shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the merger and such order or other action shall have become final and nonappealable;

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  by Auxilium, (i) if the QLT Board of Directors changes its recommendation to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement, (ii) to permit Auxilium to enter into an agreement providing for a "superior proposal," (iii) if QLT materially breaches its non-solicitation covenants in the merger agreement, (iv) if QLT breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure would render the conditions precedent to Auxilium's obligations under the merger agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time, (v) if a material adverse effect on QLT shall have occurred since the date of the merger agreement or (vi) if any of the conditions to Auxilium's obligations to complete the merger shall have become incapable of being satisfied on or prior to the outside date other than as a result of breach by Auxilium of any of its covenants or agreements contained in the merger agreement or as a result of any representation or warranty of Auxilium in the merger agreement being untrue or incorrect; or

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  by QLT, (i) if the Auxilium Board of Directors changes its recommendation to approve the transactions contemplated by the merger agreement, (ii) to permit QLT to enter into an agreement providing for a "superior proposal," (iii) if Auxilium materially breaches its non-solicitation covenants in the merger agreement, (iv) if Auxilium breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure would render the conditions precedent to QLT's obligations under the merger agreement not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time, (v) if a material adverse effect on Auxilium shall have occurred since the date of the merger agreement, or (vi) if any of the conditions to QLT's obligations to complete the merger shall have become incapable of being satisfied on or prior to the outside date other than as a result of breach by QLT of any of its covenants or agreements contained in the merger agreement or as a result of any representation or warranty of QLT in the merger agreement being untrue or incorrect.

Termination Fees; Effect of Termination

        Under the merger agreement, QLT will be required to pay Auxilium a termination fee of $14,200,000 if the merger agreement is terminated:

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  by QLT to permit QLT to enter into an agreement that constitutes a superior proposal;

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  by Auxilium if the QLT Board of Directors has changed its recommendation to approve the merger; or

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  in circumstances in which each of the following shall have occurred:

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  the merger agreement is terminated (i) by QLT or Auxilium if the closing of the transactions does not occur by December 31, 2014, (ii) by Auxilium or QLT if the QLT shareholders fail to approve the merger or (iii) by Auxilium if QLT materially breaches its non-solicitation covenants under the merger agreement;

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  prior to such termination, an acquisition proposal for QLT shall have been made public and not withdrawn prior to the annual general and special meeting of QLT shareholders, and

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  within twelve months following such termination, QLT or its subsidiaries shall have consummated any transaction in respect to an acquisition proposal for QLT.

        Under the merger agreement, Auxilium will be required to pay QLT a termination fee of $28,400,000 if the merger agreement is terminated:

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  by Auxilium to permit Auxilium to enter into an agreement that constitutes a superior proposal;

  •
  by QLT if the Auxilium Board of Directors has changed its recommendation to approve the merger (other than a change in recommendation in any way related to a change in applicable law on or before October 31, 2014 (whether or not such change in law is effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than news releases) (whether or not such change in official interpretation is yet effective), or on or before October 31, 2014 there shall have been bills that would implement such change passed by the U.S. House of Representatives and the U.S. Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a U.S. domestic corporation for U.S. federal income tax purposes);

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  in circumstances in which each of the following shall have occurred:

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  the merger agreement is terminated (i) by Auxilium or QLT if the closing of the transactions does not occur by December 31, 2014; (ii) by Auxilium or QLT if the Auxilium stockholders fail to approve the merger or (iii) by QLT if Auxilium materially breaches its non-solicitation covenants under the merger agreement,

  •
  prior to such termination, an acquisition proposal for Auxilium shall have been made public and not withdrawn prior to the special meeting of Auxilium stockholders, and

  •
  within twelve months following such termination, Auxilium or its subsidiaries shall have consummated any transaction in respect to an acquisition proposal for Auxilium; or

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  by Auxilium or QLT if the closing of the transaction does not occur by December 31, 2014, if all of the conditions have been satisfied or waived, other than conditions solely for the benefit of QLT, other than the condition that Auxilium will have received all necessary third party and lender consents or amendments or shall have consummated a suitable refinancing of certain Auxilium debt on terms and conditions substantially as set forth in the DB facility letter, or if the merger agreement is terminated as a result of such condition being incapable of being satisfied before December 31, 2014.

Obligations in Event of Termination

        In the event of a termination as described above, the merger agreement will become void and of no effect except for certain sections of the merger agreement. Such termination shall not relieve any party to the merger agreement of any liability for damages resulting from an intentional or willful breach of the merger agreement.

Expenses

        Whether the transactions contemplated by the merger agreement are or are not consummated, all legal and accounting costs and expenses incurred in connection with the merger agreement and the transactions thereunder will be paid by the party incurring such costs and expenses, subject to certain exceptions, including the following:

  •
  fees associated with any filings shall be split evenly between Auxilium and QLT; and

  •
  Auxilium shall advance all material, reasonable out-of-pocket expenses incurred by QLT or any QLT subsidiary, and shall reimburse QLT for all reasonable fees and expenses (including any professional fees and expenses) and taxes incurred by QLT and the QLT subsidiaries, in connection with any documented out-of-pocket costs and expenses incurred by QLT in connection with its cooperation with respect to the debt financing.

Amendment

        The merger agreement may, at any time prior to closing, be amended by written agreement of Auxilium and QLT without, subject to applicable law, notice or authorization on the part of Auxilium stockholders or QLT shareholders; provided however, that the sections with respect to the governing law, waiver of jury trial, third party beneficiaries, amendments and no recourse may not be amended, modified or waived with respect to the rights of the sources of debt financing without the prior written consent of such source of debt financing.

Governing Law

        The merger agreement is governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Injunctive Relief

        Auxilium and QLT have acknowledged and agreed, subject to the provisions described under "The Merger Agreement—Termination of the Merger Agreement" beginning on page 211, that each would be irreparably harmed if any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached for which money damages would not be an adequate remedy at law. Accordingly, Auxilium and QLT will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of the merger agreement, any requirement for the securing or posting of any bond in connection with the obtaining of such injunctive or other equitable relief is waived.

 THE VOTING AGREEMENTS

        The following is a summary of the material provisions of the voting agreements entered into by Auxilium and certain shareholders of QLT, and is qualified in its entirety by reference to the full text of such voting agreements, a form of which is attached as Schedule II to Annex A to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus.

        Concurrently with the execution and delivery of the merger agreement, Auxilium entered into a voting agreement with each of Axial Capital Management, LLC, Kingstown Capital Management LP and Visium Balanced Master Fund, Ltd., which persons are collectively referred to in this joint proxy statement/prospectus as QLT's "locked up shareholders". The locked up shareholders owned in the aggregate approximately 32.2% of the outstanding QLT common shares as of the date of the merger agreement. Each of the locked up shareholders has agreed to vote (or cause to be voted) all QLT common shares owned, indirectly or directly, now or in the future, whether beneficially or of record, by such shareholder, which shares are referred to in this joint proxy statement/prospectus as the "subject QLT common shares," at any meeting of the shareholders of QLT, or at any adjournment or postponement thereof, and on every action by written consent taken by the shareholders of QLT where votes related to the merger are sought:

  •
  in favor of the transactions, including the approval of the shareholder resolution to approve the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement and any actions required in furtherance thereof; and

  •
  against any acquisition proposal or merger, takeover bid or similar transaction involving QLT; any reorganization, recapitalization, dissolution, liquidation or winding up of QLT or its subsidiaries; any amendment of QLT's articles that would reasonably be regarded as being directed towards or likely to prevent, delay or impede consummation of the transactions; any action that would result in a breach of representation, warranty or covenant of QLT under the merger agreement; or any other action that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the transactions.

Restrictions on Common Shares Held by the Locked Up Shareholders

        The locked up shareholders have agreed to certain transfer restrictions for the subject QLT common shares. In particular, prior to the termination of the voting agreements, the locked up shareholders may not (i) directly or indirectly, sell, transfer, tender, pledge, encumber, gift, assign or otherwise dispose of or exchange any or all of their subject QLT common shares or enter into any related contract, option, agreement, arrangement or understanding (including any profit sharing agreement), (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all such subject QLT common shares or (iii) deposit any such subject QLT common shares into a voting trust or enter into a voting agreement with respect to such shares. The voting agreement will terminate upon consummation of the transactions and, accordingly, the restrictions contained therein will no longer apply.

Termination of the Voting Agreements

        The voting agreements will terminate upon the earlier of (i) the termination of the merger agreement or (ii) the consummation of the merger. The voting agreements may also be terminated in writing by mutual agreement of the parties prior to the effective time, or by a locked up shareholder, (i) if the merger has not been completed by December 31, 2014, or (ii) if the merger agreement is amended by the parties resulting in an increase in the equity exchange ratio.

QLT PROPOSAL 2: ELECTION OF QLT DIRECTORS

        At the QLT annual general and special meeting, the QLT shareholders will be asked to elect six directors for the ensuing year, being the six current directors of QLT (the "initial nominees"). Each initial nominee so elected will hold office until the earlier of: (i) the close of the next annual meeting of the QLT shareholders following his election; (ii) until his successor is elected or appointed; or (iii) the effective time of the merger.

        Pursuant to the merger agreement, QLT and Auxilium have agreed to take all actions necessary so that, at the effective time of the merger, the QLT Board of Directors shall consist of seven individuals designated by Auxilium and two individuals designated by QLT and acceptable to Auxilium. The QLT Board of Directors has set the number of directors for QLT to be six for the upcoming year; however, the QLT board has conditionally set the number of directors following the merger effective time to be nine. Concurrent with completion of the merger four of the current members of the QLT Board of Directors of QLT will cease to be directors and each of the current directors of Auxilium will become a director of QLT. In order to accomplish this the QLT shareholders will also be asked to vote at the QLT annual general and special meeting on the separate election of directors to take effect only upon the successful completion of the merger. Each conditional nominee so elected will hold office from the date of completion of the merger until the close of the next annual meeting of the QLT shareholders following his election or until his successor is elected or appointed.

        The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of QLT or Auxilium, unless the QLT shareholder who has given such proxy has directed that the QLT common shares represented by such proxy be withheld from voting in respect of the election of directors of QLT. Management of QLT does not contemplate that any of the nominees will be unable to serve as a director of QLT for the ensuing year; however, if that should occur for any reason at or prior to the QLT annual general and special meeting or any adjournment thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

        There is no family relationship between any of QLT's directors, the proposed nominees for election as directors or any of QLT's executive officers. The number of QLT common shares owned by each of the nominees, for election as a director is set forth under "Security Ownership of Certain Beneficial Owners and Management" in this joint proxy statement/prospectus.

Nominees for Election Effective Immediately Following Annual General and Special Meeting

        The names of the six nominees to serve as directors of QLT effective immediately following the annual general and special meeting of QLT shareholders, and certain information about them, are set forth below:

Name of Nominee and Residence	Age	Position(s) With QLT	Independent	Director Since
Jason M. Aryeh	45	Chairman and Director	Yes	2012
New York, USA
Dr. Geoffrey F. Cox	70	Director	Yes	2012
Massachusetts, USA
Dr. John W. Kozarich	65	Director	Yes	2012
California, USA
Jeffrey A. Meckler	47	Director	Yes	2012
New York, USA
Dr. Stephen L. Sabba	55	Director	Yes	2012
New York, USA
John C. Thomas, Jr.	60	Director	Yes	2012
Georgia, USA

        Jason M. Aryeh is the Chairman of the QLT Board of Directors and a Director of QLT (since 2012) and serves as the Chairman of both its Corporate Governance and Nominating Committee and its Strategic Action Committee. Currently, Mr. Aryeh is also the Founder and Managing General Partner of JALAA Equities, LP (since 1997), a private hedge fund focused on the biotechnology and specialty pharmaceutical sector. Mr. Aryeh also serves on the Board of Directors of Ligand Pharmaceuticals Incorporated ("Ligand") (since 2006), a public biotechnology company, CorMatrix Cardiovascular, Inc. ("CorMatrix") (since 2010), a privately-held medical device company, and the Cystic Fibrosis Foundation's Therapeutics Board (since 2011). Previously, Mr. Aryeh served as a Director of both Nabi Biopharmaceuticals, prior to its merger with Biota Pharmaceuticals, Inc. ("Biota") in November 2012, and of Myrexis, Inc. (2011 to 2013), both of which are public biotechnology companies. Mr. Aryeh earned a B.A. in economics, with honors, from Colgate University, and is a member of the Omnicron Delta Epsilon Honor Society in economics.

        The QLT Board of Directors has concluded that Mr. Aryeh is well-qualified to serve as a director and has the requisite qualifications, skills and perspectives stemming from his experience in the biotechnology and specialty pharmaceutical sector as a hedge fund manager and serving on the boards of publicly-traded companies. The QLT Board of Directors believes that Mr. Aryeh's strategic insight and in-depth understanding of health care trends and capital markets add significant value to the board.

        Dr. Geoffrey F. Cox, Ph.D. is a Director of QLT (since 2012) and serves as Chair of its Compensation Committee and a member of its Corporate Governance and Nominating Committee and Audit and Risk Committee. Dr. Cox has extensive pharmaceutical and biotechnology experience holding a broad range of senior management and board positions with private and public companies. Currently, Dr. Cox is Principal of Beacon Street Advisors LLC (since 2013) which provides corporate, operational and organizational strategic advice and interim management support to life sciences companies. Previously, he was a partner with Red Sky Partners LLC from 2011 to 2013. Dr. Cox served as a Director (2000 to 2012) and the Non-Executive Chairman (2007 to 2012) of Nabi Biopharmaceuticals prior to its merger with Biota in 2012 and continues to serve as a Director on the Board of Biota, a public anti-infective drug development company. He is also a Director of Gallus

Biopharmaceuticals LLC (since 2011), a biologics contract manufacturing and development company, and of Lakewood-Amedex LLC (since 2013), a company developing novel antibiotics and RNA silencing technology. Dr. Cox was Chairman, President and CEO of GTC Biotherapeutics Inc. (now rEVO Biologics) (2001 to 2010), a company focused on the development of recombinant therapeutic proteins, including proteins for the treatment of rare diseases, using transgenic animal production technology. Prior to 2001, Dr. Cox was Executive VP, Operations, of Genzyme Corporation and later Chairman, President and CEO of Aronex Pharmaceuticals Inc. Dr. Cox is a past Chairman of the Board of the Massachusetts Biotechnology Council and previously served on the Board of the Biotechnology Industries Association and as a member of its Health Governing and Emerging Companies Sections. Dr. Cox received a B.Sc. (Hons) in biochemistry from the University of Birmingham, UK, and a Ph.D. in biochemistry from the University of East Anglia, UK.

        The QLT Board of Directors has concluded that Dr. Cox is well-qualified to serve on the board and has the requisite qualifications, skills and perspectives derived from his extensive leadership experience in the biopharmaceutical industry, including as a director and executive officer of publicly-traded biotechnology companies. The QLT Board of Directors believes that Dr. Cox's strategic consulting, operations and business development expertise as well as his scientific background bring significant value to the board.

        Dr. John W. Kozarich, Ph.D. is a Director of QLT (since 2012) and is the Chair of its Scientific Review Committee and a member of its Executive Transition Committee. Dr. Kozarich has over 35 years of experience in academic and pharmaceutical research. Currently, Dr. Kozarich is also Chairman and President of ActivX Biosciences, Inc. (since 2001), a wholly-owned subsidiary of the international pharmaceutical company KYORIN Pharmaceutical Co., Ltd.; Chairman of Ligand (since 2003), a public biotechnology company; a Director of Corium International, Inc. (since 2006), a public transdermal drug delivery company; and a Senior Scientific Advisor to KinDex Therapeutics, Inc. (since 2009), a privately-held company developing molecules that modulate key metabolic regulatory networks. Dr. Kozarich is also an adjunct professor of chemical physiology at the Scripps Research Institute and previously held faculty positions at the University of Maryland and Yale University School of Medicine. He has authored over 150 primary scientific publications. Dr. Kozarich earned his B.S. in chemistry from Boston College (summa cum laude; Phi Beta Kappa), his Ph.D. in biological chemistry from the Massachusetts Institute of Technology, and was a National Institutes of Health ("NIH") postdoctoral fellow at Harvard University.

        The QLT Board of Directors has concluded that Dr. Kozarich is well-qualified to serve on the board and has the requisite qualifications, skills and perspectives based on his academic achievements and international experience as an advisor, executive officer and director of biotechnology companies. The QLT Board of Directors believes that Dr. Kozarich is well-versed in the challenges of research and development given his extensive academic and pharmaceutical research and leadership background in the life sciences, and provides the board with invaluable insight into a broad range of issues that impact QLT's research and development efforts.

        Jeffrey A. Meckler is a Director of QLT (since 2012) and is the Chair of QLT's Executive Transition Committee and a member of its Strategic Action Committee. Mr. Meckler has over 20 years of experience in the life sciences sector. Currently, Mr. Meckler is also the Managing Director of The Andra Group (since 2009), a life sciences consulting firm that assists clients with strategic planning and business development. Previously, Mr. Meckler acted as a Director (2011 to 2012) and Interim-CEO (2011) of Cypress Bioscience Inc. after its acquisition by Royalty Pharma; a Director of ClearFarma USA (2010 to 2012), a private sustainable food supply research and development company; a Director of Kyalin Bioscience (2011 to 2012), a private company developing therapies for autistic spectrum disorder acquired by Retrophin, Inc.; an Investment Analyst with Ridgeback Capital Management (2007 to 2009); a Director of Alveolus Inc. (2007 to 2009), a private, coated stent company acquired by Merit Medical; and held a series of positions at Pfizer Inc. in Manufacturing Systems, Market Research,

Business Development, Strategic Planning and Corporate Finance which included playing a significant role in acquisitions and divestitures (1990 to 2007). Mr. Meckler is the past President and continues to serve on the Board of Children of Bellevue, a non-profit organization focused on advocating and developing pediatric programs at Bellevue Hospital Center (since 2001) and is past President and continues to serve on the Alumni Board of the Carnegie Mellon Tepper School of Business (since 2009). Mr. Meckler received a B.S. in Industrial Management and M.S. in Industrial Administration from Carnegie Mellon University. In addition, Mr. Meckler received a J.D. from Fordham University School of Law.

        The QLT Board of Directors has concluded that Mr. Meckler is well-qualified to serve on its board and has the requisite qualifications, skills and perspectives stemming from his extensive pharmaceutical industry, consulting and financial background. The QLT Board of Directors believes that Mr. Meckler's experience regarding strategic business development, operations and corporate finance opportunities as well as health care trends bring significant industry-specific insight to the board.

        Dr. Stephen L. Sabba, M.D. is a Director of QLT (since 2012) and serves as Chair of its Audit and Risk Committee and a member of its Scientific Review, Strategic Action and Compensation Committees. Currently, Dr. Sabba is also a Partner and Health Care Portfolio Manager at Knott Partners, LP (since 2006), an investment fund, and a Director of Ligand (since 2008), a public biotechnology company. Previously, he was a Partner and Director of Research with Kilkenny Capital Management (2001 to 2006), a Chicago-based hedge fund. Dr. Sabba received his medical degree from the New York University School of Medicine, and completed a residency in internal medicine and a fellowship in gastroenterology at the Veterans Administration Medical Center in New York City. He earned a Bachelor of Science degree with honors at Cornell University.

        The QLT Board of Directors has concluded that Dr. Sabba is well-qualified to serve on its board and has the requisite qualifications, skills and perspectives based on his capital markets and financial expertise gained from his experience working in the hedge fund and investment fund industries. The QLT Board of Directors believes that Dr. Sabba's deep understanding of the biotechnology industry, medicine and health care trends add significant value to its board.

        John C. Thomas, Jr. is a Director of QLT (since 2012) and is a member of QLT's Audit and Risk, Corporate Governance and Nominating and Compensation Committees. Mr. Thomas has more than 38 years of experience in a variety of financial and accounting positions, with the last 28 years spent in the medical, pharmaceutical and device fields. Currently, Mr. Thomas also serves as Chief Financial Officer, Secretary and Director of CorMatrix (since 2001), a privately-held medical device company, and as Chief Financial Officer, Secretary and Director of Motion Reality, Inc. (since 1991), a motion capture and simulation company. In the past ten years, Mr. Thomas served as acting Chief Financial Officer for DemeRx, Inc. (2010 to 2011); as Chief Financial Officer for MRI Interventions, Inc. (1998 to 2010), MiMedx Group, Inc. (2007 to 2008) and DARA BioSciences (2003 to 2009); and as a director of MRI Interventions, Inc. (2004 to 2011) and DARA BioSciences (2012). Previously, Mr. Thomas also served as a Trustee and subsequently the Chairman of the Finance Committee of The Walker School, a private Pre-K through 12 grade school (1999 to 2012). Mr. Thomas is a Certified Public Accountant and graduated from the University of Virginia, McIntire School of Commerce with a Bachelor of Science in Commerce (with distinction) degree in 1975.

        The QLT Board of Directors has concluded that Mr. Thomas is well-qualified to serve on the board and has the requisite qualifications, skills and perspectives based on his financial and development stage company expertise and service on the Boards of pharmaceutical companies. The QLT Board of Directors believes that Mr. Thomas' background and experience serving as Chief Financial Officer of a number of life sciences companies provides him with valuable perspective on financial management, performance and strategy for a biotechnology company such as QLT.

Nominees for Election Effective Upon Completion of the Merger

        The names of the nine nominees to serve as director of QLT effective upon completion of the merger, and certain information about them as of June 30, 2014, are set forth below:

Name of Nominee and Residence	Age	Position(s) With Auxilium/QLT	Independent	Beneficial Share Holdings in QLT
Adrian Adams	63	Director; Chief Executive Officer	No	0
Pennsylvania, USA
Peter Brandt	57	Director	Yes	0
Connecticut, USA
Rolf A. Classon	68	Chairman and Director	Yes	0
New Jersey, USA
Oliver S. Fetzer Ph.D.	49	Director	Yes	0
Massachusetts, USA
Paul A. Friedman, M.D.	71	Director	Yes	0
Pennsylvania, USA
Nancy S. Lurker	56	Director	Yes	0
New Jersey, USA
William T. McKee	52	Director	Yes	0
New Jersey, USA

        Adrian Adams has served as Auxilium's President and Chief Executive Officer and as a director since December 2011. Prior to joining Auxilium, he served as Chief Executive Officer and Chairman of the Board of Directors of Neurologix, Inc. from September 2011 until November 2011. Previously, he served as President and Chief Executive Officer and as a director of Inspire Pharmaceuticals, Inc. from February 2010 until May 2011, at which time Inspire was acquired by Merck & Co., Inc. Prior to joining Inspire, Mr. Adams served as President and Chief Executive Officer of Sepracor Inc. from March 2007 until February 2010, at which time Sepracor was acquired by Dainippon Sumitomo Pharma Co., Ltd. Prior to joining Sepracor, Mr. Adams was President and Chief Executive Officer of Kos Pharmaceuticals, Inc. from 2002 until its acquisition by Abbott Laboratories in December 2006. Mr. Adams was appointed Chairman of the Board of Directors of AcelRx Pharmaceuticals, Inc. in February 2013 and recently served on the Board of Directors of Amylin Pharmaceuticals, Inc., from October 2007 to August 2012.

        With over 30 years' experience in the pharmaceutical industry, including extensive prior experience as a public company chief executive, Mr. Adams brings vision, leadership and proven experience in growing organizations, driving corporate development activities and successfully building pipelines to create value for stockholders.

        Peter C. Brandt has served as one of Auxilium's directors since December 2010. From February 2011, Mr. Brandt served on the Board of Directors, and from December 2012 also served as Chairman of the Board of Directors, of ePocrates, Inc. until March 2013 when ePocrates, Inc. was acquired by athenahealth, Inc. Also, from November 2011 until March 2012, Mr. Brandt served as interim Chief Executive Officer and President of ePocrates, Inc. Since September 2010, Mr. Brandt has served on the Board of Directors of Rexahn Pharmaceuticals, Inc. Mr. Brandt was also President and Chief Executive Officer of Noven Pharmaceuticals, a specialty pharmaceutical company. He served as President, Chief

Executive Officer, and as a member of the Board of Directors from early 2008 to late 2009, at which time Noven was acquired by Hisamitsu. Before leading Noven, Mr. Brandt was the President of U.S. Pharmaceuticals Operations at Pfizer in 2006. Prior to leading Pfizer's U.S. Pharmaceuticals Operations, Mr. Brandt held roles at Pfizer with both operational responsibilities—as President of Latin America Pharmaceuticals Operations—and global pharmaceuticals staff responsibilities—as Senior Vice President of Finance, Information Technology, Planning and Business Development, and Pfizer Health Solutions. Mr. Brandt began his 28-year career at Pfizer in Finance. Mr. Brandt holds a BA from the University of Connecticut and an MBA from the Columbia School of Business.

        Through his years of experience in the pharmaceutical industry, Mr. Brandt brings valuable strategic development, corporate leadership, operations and finance experience to the Board of Directors.

        Rolf A. Classon joined the Auxilium Board of Directors in May 2004 and was appointed as the Chairman of the Auxilium Board of Directors in April 2005. He formerly served as Vice Chairman from March 2005 to April 2005. Mr. Classon currently serves as Chairman of the Board of Directors of Hill-Rom Corporation, where he also served as Interim CEO from May 2005 until March 2006. Mr. Classon also currently serves as Chairman of the Board of Directors of Tecan Group Ltd. and as a member of the Board of Directors of Fresenius Medical Care and of Catalent Pharma Solutions, Inc. He also served as a member of the Board of Directors of Enzon Pharmaceuticals, Inc. from January 1997 until May 2011 and as Chairman of the Board of Directors and an independent director of EKR Therapeutics, Inc. from May 2011 until October 2011. From October 2002 until July 2004, Mr. Classon was Chairman of the Executive Committee of Bayer HealthCare AG, a subsidiary of Bayer AG. Between 1995 and 2002, he served as President of Bayer Diagnostics, and from 1991 to 1995, he served as Executive Vice President of Bayer Diagnostics. Prior to that, he held various management positions with Pharmacia Corporation. Mr. Classon received his Chemical Engineering Certificate from the Gothenburg School of Engineering in 1965 and a Business Degree from the Gothenburg University in 1969.

        With over 40 years in the pharmaceutical industry, Mr. Classon brings valuable insights into all facets of Auxilium's business. In addition, as a result of Mr. Classon's years of Board experience for numerous companies, he brings valuable knowledge of corporate governance and provides valuable oversight.

        Oliver S. Fetzer, Ph.D., has served as one of Auxilium's directors since December 2005. In April 2009, Dr. Fetzer was appointed President, Chief Executive Officer and a member of the Board of Directors of Cerulean Pharma Inc. Since April 2011, Dr. Fetzer has served as a member of the Board of Directors of Tecan Group Ltd. From July 2004 until September 2007, Dr. Fetzer served as Senior Vice President, Corporate Development and Research & Development at Cubist Pharmaceuticals, Inc. From January 2003 to July 2004, he served as Cubist Pharmaceuticals, Inc.'s Senior Vice President, Corporate Development and Chief Business Officer and, from July 2002 until January 2003, he served as its Senior Vice President, Business Development. Before his time at Cubist Pharmaceuticals, Inc., commencing in 1993, Dr. Fetzer held various positions of increasing responsibility at the Boston Consulting Group ("BCG"), a leading management consulting firm, including Consultant, Project Leader, Manager and Vice President and Director. Dr. Fetzer received a B.S. in Biochemistry from the College of Charleston (South Carolina), a Ph.D. in Pharmaceutical Sciences from the Medical University of South Carolina and an M.B.A. from Carnegie Mellon University.

        Through his years of experience as an executive in the pharmaceutical industry, Dr. Fetzer brings valuable strategy and corporate development, drug discovery and development, medical affairs and project management experience to the Board of Directors.

        Paul A. Friedman, M.D., has served as one of Auxilium's directors since June 2010. Dr. Friedman was elected to the Board of Directors of Cerulean Pharma, Inc. in January 2014 and has served as a director of both Gliknik, Inc. and Durata Therapeutics, Inc. since 2013. On January 13, 2014, Dr. Friedman retired as Chief Executive Officer and President, but continues to serve as a director of, Incyte Corporation. From 1994 to 1998, Dr. Friedman served as President of Research & Development for the DuPontMerck Pharmaceutical Company; and from 1998 to 2001 as President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of the DuPont Company. From 1991 to 1994, he served as Senior Vice President at Merck Research Laboratories. Prior to his tenures at Merck and DuPont, Dr. Friedman was an Associate Professor of Medicine and Pharmacology at Harvard Medical School. Dr. Friedman is a diplomat of the American Board of Internal Medicine and a member of the American Society of Clinical Investigation. Dr. Friedman was a director of Bausch & Lomb Incorporated from June 2004 until its acquisition in October 2007 and a director of Sirtris Pharmaceuticals, Inc. from March 2008 until its acquisition in June 2008. He received his A.B. in Biology from Princeton University and his M.D. from Harvard Medical School.

        Dr. Friedman's more than 20 years of experience in the pharmaceutical industry brings management and research and development expertise to the Board of Directors. In addition, his experience as a director of another publicly held life sciences company brings further oversight and corporate governance experience to the Board of Directors.

        Nancy S. Lurker has served as one of Auxilium's directors since June 2011. She has served as Chief Executive Officer and a director of PDI, Inc. ("PDI") since November 2008. She has also served as a director of Mallinckrodt plc since June 2013. Prior to joining PDI, Ms. Lurker was Senior Vice President and Chief Marketing Officer of Novartis Pharmaceuticals Corporation, the U.S. subsidiary of Novartis AG, where she oversaw a product portfolio in multiple therapeutic areas from June 2006 to December 2007. Prior to that, she served as President and Chief Executive Officer of ImpactRx, Inc. since 2003. From 2000 to 2003, Ms. Lurker served as Group Vice President—Global Primary Care Products for Pharmacia Corporation and as Global and U.S. Vice-President for Detrol from 1998-2000 at Pharmacia. From 1984 to 1998, Ms. Lurker rose from senior sales representative at Bristol Myer Squibb to various product management and business development positions, ultimately becoming Senior Director-Worldwide Cardiovascular Franchise Management of Bristol-Myers Squibb. Ms. Lurker was a director of Elan Pharmaceuticals during 2005 and 2006; and of ConjuChem Biotechnologies Inc. from 2004 to 2006. Ms. Lurker received a B.S. in Biology with high honors from Seattle Pacific University and an M.B.A. from the University of Evansville.

        Ms. Lurker's more than 25 years of experience in the life sciences industry brings valuable commercial, operations and general management experience to the Board of Directors. In addition, her experience as a director of other publicly held life sciences companies brings further oversight and corporate governance experience to the Board of Directors.

        William T. McKee has served as one of Auxilium's directors since March 2009. Mr. McKee was elected to the Board of Directors of Cerulean Pharma, Inc. in January 2014 and to the Board of Directors of Agile Therapeutics, Inc. in March 2014. Mr. McKee served as Chief Operating Officer and Chief Financial Officer for EKR Therapeutics, Inc. ("EKR") from July 2010 until June 2012 when EKR was sold to Cornerstone Therapeutics Inc. ("Cornerstone"). He is also the owner of MBJC Associates, LLC, a consulting firm. Until March 2010, Mr. McKee served as the Executive Vice President and Chief Financial Officer of Barr Pharmaceuticals, LLC, a subsidiary of Teva Pharmaceutical Industries Limited ("Teva") and the successor entity to Barr Pharmaceuticals, Inc. ("Barr"), a NYSE listed company, which was acquired by Teva in December 2008. Mr. McKee was also Executive Vice President and Chief Financial Officer of Barr prior to its acquisition by Teva, after having served in positions of increasing responsibility at Barr from 1995 until its acquisition. Prior to joining Barr, Mr. McKee served as Director of International Operations and Vice President—Finance at Absolute Entertainment, Inc. from June 1993 until December 1994. From 1990 until June 1993, Mr. McKee worked at Gramkow & Carnevale, CPA's, and from 1983 until 1990, he worked at

Deloitte & Touche. Mr. McKee received his Bachelor of Business Administration degree from the University of Notre Dame.

        Through his years of experience as a chief financial officer and a public accountant, Mr. McKee provides valuable financial and leadership experience to the Board of Directors.

        Biographical information for Messrs.         and        is included above under "Nominees for Election Effective Immediately Following Annual General and Special Meeting".

        New Auxilium is expected to have the following committees of the Board of Directors: an Audit Committee, which will consist of                    ,                     and                    ; a Compensation Committee, which will consist of                    ,                     and                    ; and a Nominating and Corporate Governance Committee, which will consist of                    ,                     and                    .

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        To the knowledge of Auxilium and QLT, as applicable, as at the date of this joint proxy statement/prospectus, no proposed director or executive officer of New Auxilium is, or within the ten years prior to the date of the proxy statement/prospectus has been, a director, chief executive officer or chief financial officer of any company, that while that person was acting in that capacity:

  •
  was subject to:

  •
  a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

  •
  an order similar to a cease trade order, or

  •
  an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or

  •
  was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

        To the knowledge of Auxilium and QLT, as applicable, as at the date of this joint proxy statement/prospectus, except as described below, no proposed director or executive officer is, or within the ten years prior to the date of this joint proxy statement/prospectus has:

  •
  been a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

  •
  become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

        Mr. Adams was the Chairman of the Board of Directors and Chief Executive Officer, and Mr. Koven was the President and Chief Administrative Officer, of Neurologix, Inc. from September to November 2011. On March 16, 2012, Neurologix, Inc. filed for bankruptcy protection under the U.S. Bankruptcy Code.

        To the knowledge of Auxilium and QLT, as applicable, as at the date of this joint proxy statement/prospectus, no proposed director or executive officer has been subject to:

  •
  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  •
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

        To the knowledge of Auxilium and QLT, as applicable, as at the date of this joint proxy statement/prospectus, there are no existing or potential material conflicts of interest between New Auxilium and any proposed director or officer of New Auxilium, except that certain of its directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to New Auxilium and their duties as a director or officer of such other companies.

Required Vote: and Board of Directors' Recommendation

        Under the BCA, directors are elected by a plurality of the votes cast at the QLT annual general and special meeting. This means that the six initial nominees and nine conditional nominees with the most votes for election would be elected.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the election of all six initial nominees for directors to take and hold office upon completion of QLT annual general and special meeting. In addition, the QLT Board of Directors recommends that the QLT shareholders vote "FOR" the election of all nine conditional nominees for directors to take and hold office upon completion of the merger. The proxyholders intend to vote the shares represented by proxies "FOR" the election of the six initial nominees and nine conditional nominees named in the instrument of proxy unless authority to vote for those persons is withheld.

MAJORITY VOTING POLICY

        The TSX has adopted amendments to its policies which require listed companies to disclose whether they have adopted a "majority voting" policy for the election of directors at uncontested shareholders' meetings and, if not, explain their practices for electing directors and why they have not adopted a "majority voting" policy. If adopted, a "majority voting" policy would require a director of QLT to offer his or her resignation if the director receives more "withheld" votes than "for" votes at any uncontested meeting of shareholders at which directors are elected, including the QLT annual general and special meeting.

        After due consideration, the QLT Board of Directors has determined not to adopt a "majority voting" policy at this time. In evaluating whether to adopt such policy, both the Corporate Governance and Nominating Committee of QLT and the QLT Board of Directors considered numerous factors, including the board's "open door" policy with shareholders and frequent conversations with shareholders regarding their questions, thoughts and suggestions, the fact that QLT's shareholders were able to elect a shareholder-nominated slate of directors at QLT's 2012 annual general meeting, and the QLT Board of Directors' belief, based upon frequent discussions with shareholders, that it enjoys continued strong support from shareholders for the board's members, policies and practices.

        In addition, pursuant to applicable corporate and securities laws and QLT's policies, there are several mechanisms available to shareholders that wish to put forward alternative nominees for election, including submitting candidate nominations to QLT's Corporate Governance and Nominating Committee. See "Director Nomination Process" and "Procedure for Shareholder Proposals" for additional information.

        The QLT Board of Directors has also adopted an advance notice policy that is being proposed to be ratified and approved by QLT shareholders at the QLT annual general and special meeting. The intention of the advance notice policy is to facilitate an orderly and efficient annual general or, where the need arises, special meeting, to ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. Although the QLT Board of Directors believes that QLT's director election voting policy is appropriate at this time, it will continue to evaluate this and other policies as part of its ongoing commitment to best practices in corporate governance. In this regard, the QLT Board of Directors will continue to actively engage in discussion with its shareholders on corporate governance issues in general, and monitor evolving market practices regarding director election and "majority voting" policies in particular, and will continue to comply with all applicable TSX policies in connection with this matter.

 QLT PROPOSAL 3: APPROVAL OF QLT AUDITORS

        Deloitte LLP, an independent registered public accounting firm, served as QLT's independent auditor for the year ended December 31, 2013. PricewaterhouseCoopers LLP, an independent registered public accounting firm, served as Auxilium's independent auditors for the year ended December 31, 2013 and was approved by Auxilium's stockholders at Auxilium's annual meeting of stockholders on May 21, 2014 to serve as Auxilium's independent auditors for the year ended December 31, 2014. Upon the unanimous recommendation of QLT's Audit and Risk Committee, the QLT Board has proposed that Deloitte LLP serve as QLT's independent auditor for the ensuing year, at a remuneration to be fixed by the QLT Audit and Risk Committee. QLT's shareholders are being asked to approve this proposal at the annual general and special meeting. QLT has been advised that representatives of Deloitte LLP and PricewaterhouseCoopers LLP will attend the annual general and special meeting and each will have the opportunity to make a statement if he or she decides to do so and will be available to respond to appropriate questions from shareholders.

Required Vote: and Board of Directors' Recommendation

        The affirmative vote of a simple majority of the common shares voted at the annual general and special meeting will be required for approval of this proposal. If the proposal is not approved, the BCA provides that the current auditors, Deloitte LLP, will continue to act for QLT until such time as the shareholders approve alternate auditors. It is anticipated that, effective upon completion of the merger, Deloitte LLP will resign and will be replaced by PricewaterhouseCoopers LLP.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the proposal to approve the appointment of Deloitte LLP as QLT's independent auditor for 2014 at a remuneration to be fixed by the Directors of QLT.

 QLT PROPOSAL 4: ADVISORY VOTE ON THE COMPENSATION OF QLT'S NAMED EXECUTIVE OFFICERS FOR 2013 ("SAY-ON-PAY VOTE")

Background

        Under the Dodd-Frank Act and Section 14A of the Exchange Act, QLT shareholders are entitled to vote to approve, on an advisory (non-binding) basis, the compensation of QLT's named executive officers as such compensation is described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth and disclosed in this joint proxy statement/prospectus in accordance with the SEC's rules. At the 2011 annual general meeting, QLT shareholders voted, on a non-binding, advisory basis, for QLT to hold future, non-binding advisory votes on the compensation of its named executive officers on an annual basis. After taking into consideration this voting result, the QLT Board of Directors determined that it intends to hold non-binding advisory votes on the compensation of its named executive officers every year.

        At QLT's 2013 annual general and special meeting, shareholders approved by a majority of 98.8% of shares voted, in a non-binding advisory vote, the compensation of QLT's named executive officers as disclosed in QLT's proxy statement for its 2013 annual general and special meeting. The QLT Compensation Committee has considered and will consider this shareholder advisory vote on executive compensation in determining the compensation of QLT's named executive officers for 2014.

        As more fully described under "Executive Compensation of QLT—Compensation Discussion and Analysis" starting on page 376, QLT's compensation philosophy is to provide a compensation package that attracts, retains and motivates executives and rewards business successes that have the potential to increase shareholder value. More specifically, the Compensation Committee of QLT's Board of Directors seeks to:

  •
  provide a total compensation program that is competitive with other companies in the pharmaceutical and biotechnology industries with which QLT competes for executive talent;

  •
  place a significant portion of executive compensation at risk by linking cash incentive compensation to the achievement of pre-established corporate financial and operational performance objectives and other individual key objectives within the executive's area of responsibility and by using equity as a key component of QLT's compensation program;

  •
  provide long-term incentive compensation that focuses executives' efforts on building shareholder value by aligning their interests with those of QLT's shareholders; and

  •
  promote stability and retention of QLT's management team.

        Consistent with QLT performance-based philosophy, a significant portion of potential compensation is based upon performance- and equity-based programs. These programs include awards that are based on QLT's operational and financial performance and provide compensation in the form of cash, and equity-based incentive awards that are tied to both QLT's short-term and long-term performance and achievement of goals. The performance-based bonus program rewards short-term performance; while QLT's equity awards, coupled with its stock ownership guidelines, reward long-term performance and align the interests of management with those of QLT's shareholders.

Required Vote; Board of Directors' Recommendation

        Assuming the presence of a quorum, in order to become effective, this proposal requires the affirmative vote of the holders of a majority of the QLT common shares properly cast on this proposal at the QLT annual general and special meeting. Abstentions, failures to submit a proxy (if you do not attend the annual general and special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

        QLT's Board of Directors believes that the information provided above and within the "Executive Compensation of QLT—Compensation Discussion and Analysis" section of this joint proxy statement/prospectus demonstrates that QLT's executive compensation program will ensure that management's interests are aligned with QLT's shareholders' interests and support long-term value creation.

        The following resolution will be submitted for a shareholder vote at the QLT annual general and special meeting:

        "BE IT RESOLVED, that the shareholders of QLT Inc. approve, on an advisory basis compensation that may be payable to QLT's named executive officers for the year ended 2013, as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this joint proxy statement/prospectus dated                        , 2014 and the agreements or understandings pursuant to which such compensation may be payable."

        The say-on-pay vote is advisory, and therefore not binding on QLT, its Compensation Committee or its Board of Directors. However, QLT's Board of Directors will review the voting results and take them into consideration when making future decisions about executive compensation.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the proposal to approve the compensation of QLT's named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this joint proxy statement/prospectus.

 QLT PROPOSAL 5: ADVISORY VOTE ON MERGER-RELATED COMPENSATION OF QLT'S NAMED EXECUTIVE OFFICERS

Background; Shareholder Resolution

        Under the Dodd-Frank Act and Section 14A of the Exchange Act, QLT shareholders are entitled to vote to approve, on an advisory basis, the compensation of the named executive officers of QLT that is based on or otherwise relates to the merger as disclosed in this joint proxy statement/prospectus (such compensation is referred to herein as the "merger-related compensation"). The terms of the merger-related compensation are described in this joint proxy statement/prospectus under "The Merger—Interest of Certain Persons in the Merger—QLT—Merger-Related Compensation" beginning on page 161.

        The vote on the compensation payable in connection with the merger is a vote separate and apart from the votes on the other proposals described in this joint proxy statement/prospectus. You may vote to approve this proposal and vote not to approve another proposal, or you may vote against this proposal and vote to approve some or all of the other proposals. Because the vote on this proposal is advisory in nature only, it will not be binding on QLT. Accordingly, because QLT is contractually obligated to pay the compensation covered by this proposal, such compensation will be payable, subject only to the applicable conditions, if the merger is approved and regardless of the outcome of the advisory vote.

Required Vote; Board of Directors' Recommendation

        Assuming the presence of a quorum, in order to become effective, this proposal requires the affirmative vote of the holders of a majority of the QLT common shares properly cast on this proposal at the annual general and special meeting. Abstentions, failures to submit a proxy (if you do not attend the annual general and special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

        If the Advance Notice Policy is ratified and approved by the QLT Shareholders at the QLT annual general and special meeting, it will be subject to review by the QLT Board of Directors from time to time. The QLT Board of Directors may update the Advance Notice Policy to reflect any changes required by the securities regulatory authorities and applicable stock exchange or as otherwise determined to be in the best interest of QLT and its shareholders.

        The following resolution will be submitted for a shareholder vote at the QLT annual general and special meeting:

        "BE IT RESOLVED, that the shareholders of QLT Inc. approve, on an advisory basis, compensation that may be payable to QLT's named executive officers in connection with the merger, as disclosed in the table captioned "Golden Parachute Compensation" beginning on page 165 of the joint proxy statement/prospectus dated                        , 2014 under "The Merger—Interest of Certain Persons in the Merger—QLT—Merger-Related Compensation" including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be payable."

        The vote on merger-related compensation of QLT's named executed officers is advisory, and therefore not binding on QLT, its Compensation Committee or the QLT Board of Directors. If the merger is completed, the merger-related compensation may be paid to QLT's named executive officers to the extent payable in accordance with the terms of their compensation arrangements and outstanding awards, even if QLT shareholders fail to approve the merger-related compensation.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the proposal to approve, on an advisory basis, the merger-related compensation as described in this joint proxy statement/prospectus.

 QLT PROPOSAL 6: RATIFICATION AND APPROVAL OF ADVANCE NOTICE POLICY

Background; Shareholder Resolution

        Effective July 30, 2014, the QLT Board of Directors adopted an advance notice policy (the "Advance Notice Policy") with immediate effect, a copy of which is attached as Annex E to this joint proxy statement/prospectus.

        The QLT Board of Directors is committed to facilitating an orderly and efficient process for the nomination of directors at shareholder meetings, ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees to make an informed vote.

        The purpose of the Advance Notice Policy is to provide shareholders, directors and management of QLT with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline prior to any shareholders' meeting called for the election of directors by which director nominations must be submitted, and sets forth the information that the nominating shareholder must include in the notice to QLT in order for a nominee to be eligible for election.

  Terms of the Advance Notice Policy

        The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy. Briefly, the Advance Notice Policy:

  •
  provides that advance notice to QLT must be given where nominations of persons for election to the QLT Board of Directors are made by shareholders of QLT other than pursuant to: (i) a requisition made in accordance with section 167 of the BCA; or (ii) a "proposal" made in accordance with Part 5, Division 7 of the BCA;

  •
  fixes a deadline by which director nominations must be submitted to QLT prior to any annual general or special meeting and sets out the specific information that must be included in the written notice to QLT for an effective nomination to occur;

  •
  provides that, in the case of an annual general meeting, notice to QLT must be not less than 35 days nor more than 65 days prior to the date of the meeting; provided that if the meeting is to be held on a date that is fewer than 50 days after the date on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the tenth day following such public announcement;

  •
  provides that in the case of a special meeting that is not also an annual meeting, general notice to QLT must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made; and

  •
  provides that the QLT Board of Directors, in its sole discretion, may waive any requirement of the Advance Notice Policy.

        In addition, if the Advance Notice Policy is not approved by ordinary resolution of shareholders of QLT present in person or voting by proxy at the QLT annual general and special meeting, then the Advance Notice Policy shall terminate and be void and of no further force and effect following the termination of the QLT annual general and special meeting.

Required Vote; Board of Directors' Recommendation

        Assuming the presence of a quorum, in order to become effective, this proposal requires the affirmative vote of the holders of a majority of the QLT common shares properly cast on this proposal at the annual general and special meeting. Abstentions, failures to submit a proxy (if you do not attend the annual general and special meeting in person) and any broker non-votes will have no effect on the outcome of the vote on this proposal.

        The following resolution will be submitted for a shareholder vote at the QLT annual general and special meeting:

        "BE IT RESOLVED THAT, that the shareholders of QLT Inc. ratify and approve QLT's Advance Notice Policy (the "Advance Notice Policy"), a copy of which is attached as Annex E to the joint proxy statement/prospectus dated                        , 2014, and the Board of Directors of QLT be and is authorized in its absolute discretion to administer the Advance Notice Policy and to amend or modify the Advance Notice Policy to the extent needed to reflect changes required by securities regulatory authorities and applicable stock exchanges, or as otherwise determined to be in the best interests of QLT and its shareholders."

        The vote on the Advance Notice Policy is a vote separate and apart from the votes on the other proposals described in this joint proxy statement/prospectus. You may vote to approve this proposal and vote not to approve another proposal, or you may vote against this proposal and vote to approve some or all of the other proposals.

        The QLT Board of Directors recommends that the QLT shareholders vote "FOR" the proposal to ratify and approve the Advance Notice Policy.

 AUXILIUM PROPOSAL 2: ADVISORY VOTE ON CERTAIN COMPENSATORY ARRANGEMENTS BETWEEN AUXILIUM AND ITS NAMED EXECUTIVE OFFICERS RELATING TO THE MERGER

        The affirmative vote of the holders of at least a majority of the Auxilium common stock represented and voting either in person or by proxy at the special meeting and entitled to vote is required for approval of the proposal to approve the merger-related compensation. However, because the vote on this proposal is advisory, it will not be binding on the Auxilium Board of Directors. Thus, regardless of the outcome of this advisory vote, such compensation may be payable, subject only to the Auxilium Board's discretion and the conditions applicable thereto, if the merger is approved.

        The advisory vote on the merger-related compensation is a vote separate and apart from the vote to adopt the merger agreement and approve the merger, and is a vote separate and apart from the votes on each of the other proposals. Accordingly, you may vote to approve this proposal and vote against any of the other proposals, or you may vote against this proposal and vote to adopt the merger agreement and approve the transactions contemplated by the merger agreement. Advisory approval of this proposal to approve the merger-related compensation is not a condition to the completion of the merger and whether or not this proposal is approved will have no impact on the completion of the merger.

        The Auxilium Board of Directors recommends that the Auxilium stockholders vote "FOR" the proposal to approve, on an advisory basis, the merger-related compensation as described in this joint proxy statement/prospectus.

 AUXILIUM PROPOSAL 3: POSSIBLE ADJOURNMENT OF THE AUXILIUM SPECIAL MEETING

        If Auxilium fails to receive a sufficient number of votes to approve the proposal to adopt the merger agreement and approve the transactions contemplated thereby, Auxilium may propose to adjourn the special meeting, if a quorum is present, for the purpose of soliciting additional proxies to approve the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

        The affirmative vote of the holders of at least a majority of the shares of Auxilium common stock represented and voting either in person or by proxy at the special meeting and entitled to vote is required for approval of the proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the proposal to adopt the merger agreement and approve the transactions contemplated thereby.

        The Auxilium Board of Directors recommends that the Auxilium stockholders vote "FOR" the proposal to adjourn the special meeting, if necessary, if a quorum is present.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AUXILIUM

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Auxilium" and Auxilium's consolidated financial statements and the related notes in the Financial Statements section of this joint proxy statement/prospectus. The consolidated statements of operations data for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements, which are included in the Financial Statements section of this joint proxy statement/prospectus. The consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from audited financial statements which do not appear in this joint proxy statement/prospectus. The financial information as of and for the three months ended March 31, 2014 and 2013 from the unaudited consolidated financial statements which include, in the opinion of Auxilium's management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates are included in the Financial Statements section of this document. The historical results presented are not necessarily indicative of results to be expected in any future period.

	Three Months Ended March 31, (unaudited)		Years Ended December 31,
(in thousands, except share and per share data)	2014	2013	2013(a)	2012(b)	2011	2010	2009
Consolidated Statement of Operations Data:
Net revenues	$88,519	$66,172	$400,715	$395,281	$264,315	$211,429	$164,039

Operating expenses(c):
Cost of goods sold	18,094	15,089	112,015	78,337	55,662	49,725	37,077
Research and development	10,994	11,858	50,211	45,932	61,948	48,005	51,398
Selling, general, and administrative	78,016	44,310	250,190	185,535	179,887	164,675	129,181
Amortization of purchased intangibles	19,761	0	44,988
Contingent consideration	7,717	0	11,396

Total operating expenses	134,582	71,257	468,800	309,804	297,497	262,405	217,656

Income (loss) from operations	(46,063)	(5,085)	(68,085)	85,477	(33,182)	(50,976)	(53,617)
Other income (expense), net	(9,576)	(3,075)	(28,277)	467	266	(255)	160

Income (loss) before income taxes	(55,639)	(8,160)	(96,362)	85,944	(32,916)	(51,231)	(53,457)
Income tax benefit (expense)	(338)	0	78,297	0	0	0	0

Net income (loss) applicable to common stockholders	$(55,977)	$(8,160)	$(18,065)	$85,944	$(32,916)	$(51,231)	$(53,457)

Net income (loss) per common share:
Basic	$(1.12)	$(0.17)	$(0.37)	$1.76	$(0.69)	$(1.08)	$(1.22)

Diluted	$(1.12)	$(0.17)	$(0.37)	$1.74	$(0.69)	$(1.08)	$(1.22)

Shares used to compute net income (loss) per common share(d)
Basic	49,798,485	49,247,332	49,337,724	48,770,229	47,886,672	47,426,849	43,650,775

Diluted	49,798,485	49,247,332	49,337,724	49,277,570	47,886,672	47,426,849	43,650,775

	As of March 31, (unaudited)	As of December 31,
	2014	2013(a)	2012(b)	2011	2010	2009
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$76,665	$71,186	$157,430	$154,257	$128,207	$181,977
Total assets	1,195,886	1,201,176	327,392	300,971	243,904	260,564
Long term obligations	535,533	535,283	—	—	—	—
Total stockholders' equity	210,148	251,889	199,888	84,398	94,443	120,519

(a)
Includes the operations of Actient Holdings LLC from date of acquisition, April 26, 2013.

(b)
Includes the impact of the change in estimate of the life of the Pfizer Agreement amounting to net income of $83.7 million, or $1.70 per diluted share (representing the recognition of $92.0 million of revenue offset by $8.3 million of related cost).

(c)
Includes the following amounts of stock-based compensation expense:

	As of March 31, (unaudited)		As of December 31,
	2014	2013	2013	2012	2011	2010	2009
Cost of goods sold	$40	$30	$154	$84	$65	$155	$—
Research and development	669	698	2,757	2,919	3,184	2,698	5,048
Selling, general and administrative	3,414	3,031	12,611	12,004	14,029	15,109	12,852
(d)
The increase in weighted average common shares outstanding is primarily the result of the issuances of common shares in the September 2009 public offering.

SELECTED QUARTERLY HISTORICAL FINANCIAL DATA OF AUXILIUM

2014	1st Qtr
Net Revenues	88,519
Gross Margin	70,425
Income (loss) from Operations	(46,063)
Net Income (loss)	(55,977)
Net income (loss) per common share:
Basic	(1.12)

Diluted	(1.12)

2013	1st Qtr	2nd Qtr(a)	3rd Qtr(a)	4th Qtr
Net Revenues	66,172	100,519	108,140	125,884
Gross Margin	51,083	73,303	74,587	89,727
Income (loss) from Operations	(5,085)	(28,370)	(19,794)	(14,385)
Net Income (loss)	(8,160)	42,650	(28,602)	(23,952)
Net income (loss) per common share:(b)
Basic	(0.17)	0.87	(0.58)	(0.48)

Diluted	(0.17)	0.86	(0.58)	(0.48)

2012	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net Revenues	73,606	78,171	71,043	172,461
Gross Margin	57,004	60,367	55,194	89,727
Income (loss) from Operations	(1,935)	7,596	(10,741)	90,509
Net Income (loss)	(1,748)	7,724	(10,488)	90,456
Net income (loss) per common share:(b)
Basic	(0.04)	0.16	(0.21)	1.84

Diluted	(0.04)	0.16	(0.21)	1.83

(a)
The amounts of income tax benefit, net income (loss) and net income (loss) per common share have been revised from those reported in Auxilium's Quarterly Report on Form 10-Q for the quarters ended June 30 and September 30, 2013 to retroactively reflect changes to the Actient business combination accounting during the measurement period.

(b)
Basic and diluted (loss) income per common share are determined separately for each quarter. As a result, the sum of the quarterly amounts may differ from the annual amounts disclosed in the consolidated financial statements due to the use of different weighted average numbers of shares outstanding

 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following selected unaudited pro forma condensed combined financial data as of and for the three months ended March 31, 2014 and for the year ended December 31, 2013 gives effect to the merger of Auxilium and QLT, which will be accounted for as a "reverse merger" under the acquisition method of accounting for business combinations. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read in conjunction with, the historical financial statements of Auxilium and QLT included and incorporated by reference into this joint proxy statement/prospectus and "Unaudited Pro Forma Condensed Combined Financial Statements" section of this joint proxy statement/prospectus. See the sections entitled, "Where You Can Find More Information" and "Unaudited Pro Forma Condensed Combined Financial Statements," for additional information.

        The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the merger had been completed as of the dates indicated in the unaudited pro forma condensed combined financial statements or that will be realized upon the consummation of the merger.

	As of and for the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
	(in thousands, except for share and per share data)
Statement of Operations Data
Net revenues	88,519	449,854
Net loss from continuing operations	(61,769)	(50,349)
Shares used to compute net loss per common share	213,547,624	213,547,624
Basic and diluted loss per common share from continuing operations	(0.29)	(0.24)
Balance Sheet Data
Cash and cash equivalents	195,846
Total assets	1,530,464
Current portion of long term debt	252,510
Total debt, excluding current portion	296,632
Total stockholders' equity	484,459

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AUXILIUM

        Set forth below is the management's discussion and analysis for Auxilium for (i) the year ended December 31, 2013 compared to the year ended December 31, 2012, as derived from Auxilium's audited annual consolidated financial statements for the year ended December 31, 2013, (ii) the year ended December 31, 2012 compared to the year ended December 31, 2011, as derived from Auxilium's audited annual consolidated financial statements for the year ended December 31, 2012, and (iii) the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013 as derived from Auxilium's consolidated interim financial statements for the interim period ended March 31, 2014. Terms used but not otherwise defined below are defined in the "Business of Auxilium" section beginning on page 320.

        You should read the following discussion and analysis of Auxilium's financial condition and results of operations together with Auxilium's consolidated financial statements and the related notes appearing in this joint proxy statement/prospectus beginning on page F-1. Some of the information contained in this discussion and analysis or set forth elsewhere in this joint proxy statement/prospectus, including information with respect to Auxilium's plans and strategy for its business and related financings, includes forward-looking statements that involve risks and uncertainties. Auxilium's actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" beginning on page 33. You should review the "Risk Factors" section of this joint proxy statement/prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

        In some cases you can identify forward-looking statements by terminology such as "may," "will," "should," "would," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "seem," "seek," "future," "continue," or "appear" or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. Such risks and uncertainties include, among other things:

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  Auxilium's ability to forecast its performance accurately;

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  the effect of the significant decline in sales of Testim, the decline of the TRT market in general and the future TRT market dynamics;

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  the commercial success of Auxilium's products in the U.S. and, through Auxilium's collaborators, internationally, including demand for Auxilium's products;

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  Auxilium's ability to continue successfully launching STENDRA and XIAFLEX for the treatment of PD, and Auxilium's ability to obtain label expansions for STENDRA and for XIAFLEX for the treatment of multiple DC cords;

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  the success of the efforts of VIVUS to seek a 15-minute onset of action label expansion for STENDRA;

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  obtaining and maintaining third-party payor coverage and reimbursement at reasonable reimbursement rates for Auxilium's products and, if approved, Auxilium's product candidates;

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  achieving greater market acceptance of Auxilium's products by physicians and patients;

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  obtaining approval from regulatory agencies in other countries for XIAFLEX for DC and PD;

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  the size of addressable markets for Auxilium's products and product candidates;

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  maximizing revenues of Auxilium's products in the currently approved indications;

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  competing effectively with other products in Auxilium's products' therapeutic areas, including potential additional generic and branded generic competition;

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  Auxilium's ability to successfully defend its intellectual property, including the various litigations regarding Testim in which it are currently involved;

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  Auxilium's ability to successfully defend itself in the various litigations regarding, among other things, alleged negative effects of Auxilium's testosterone replacement therapy products;

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  growth in sales of Auxilium's products;

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  growth of the ED markets;

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  Auxilium's ability to successfully and timely close the merger with QLT, and, if the closing occurs, to integrate the operations of QLT into its operations successfully and efficiently;

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  Auxilium's ability to integrate the remaining operations of Actient and its subsidiaries into its operations successfully and efficiently;

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  Auxilium's ability to materialize the remaining synergies and benefits, including revenue and profit growth, from the acquisition of Actient;

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  the risks or costs associated with the Actient acquisition being greater than Auxilium anticipates;

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  the risks associated with entering the medical device business as a result of the Actient acquisition;

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  the ability to manufacture or have manufactured Auxilium's products and other product candidates in commercial quantities at reasonable costs and compete successfully against other products and companies;

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  the ability to leverage Auxilium's investment in Auxilium's sales force, as well as its expertise in clinical development and regulatory strategy, with the addition of new products;

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  the availability of, and ability to obtain, additional funds through public or private offerings of debt or equity securities;

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  the ability to service all of Auxilium's outstanding indebtedness;

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  obtaining and maintaining all necessary patents or licenses;

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  the costs associated with acquiring and/or developing, and the ability to acquire and/or develop, additional product candidates or approved products;

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  the ability to enroll patients in clinical trials for Auxilium's product candidates in the expected timeframes;

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  the ability to obtain authorization from the FDA or other regulatory authorities to initiate clinical trials of Auxilium's product candidates within the expected timeframes;

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  the ability to deliver on Auxilium's current or future pipeline;

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  the ability to build out Auxilium's business and development pipeline in specialty therapeutic areas through corporate development and licensing activities or acquisition activities;

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  demonstrating the safety and efficacy of product candidates at each stage of development;

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  results of clinical trials;

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  meeting applicable regulatory standards, filing for, and receiving, required regulatory approvals;

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  complying with the terms of Auxilium's licenses and other agreements;

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  changes in industry practice;

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  changes in the markets for, acceptance by the medical community of, and exclusivity protection for, Auxilium's products and product candidates as a result of the Patient Protection and Affordable Care Act and the associated reconciliation bill or any amendments thereto or any full or partial repeal thereof; and

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  one-time events.

        These risks and uncertainties are not exhaustive. For a more detailed discussion of risks and uncertainties, see the section entitled "Risk Factors" beginning on page 33. Other sections of this joint proxy statement/prospectus and Auxilium's other SEC filings, verbal or written statements and presentations may include additional factors which could materially and adversely impact Auxilium future results, performance, achievements and prospects. Moreover, Auxilium operates in a very competitive and rapidly changing environment. Given these risks and uncertainties, Auxilium cannot guarantee that the future results, performance, achievements and prospects reflected in forward-looking statements will be achieved or occur. Therefore, you should not place undue reliance on forward-looking statements. Auxilium undertakes no obligation to update publicly any forward-looking statement other than as required under the federal securities laws. Auxilium qualifies all forward-looking statements by these cautionary statements.

  Special Note Regarding Market and Competitive Position Data and Clinical Data

        Auxilium obtained the market and competitive position data used throughout this joint proxy statement/prospectus from its own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While Auxilium believes that each of these studies and publications is reliable, Auxilium has not independently verified such data. Similarly, Auxilium believes its internal research is reliable but it has not been verified by any independent sources.

        This joint proxy statement/prospectus may include discussion of certain clinical studies relating to its products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data.

Management's Discussion and Analysis (December 31, 2013)

  Review of 2013

        All historical information in this section and all forward-looking statements were made, and should only be read as representing Auxilium's understanding and expectations, as of February 28, 2014 unless otherwise indicated.

        For the year ending December 31, 2013, total revenues were $400.7 million, compared to $395.3 million recorded in 2012. In 2012, Auxilium recorded a change in estimate of $92.0 million in revenue amortization of deferred up-front and milestone payments related to the mutual termination of Auxilium's European collaboration with Pfizer Inc. ("Pfizer").

        As of December 31, 2013, Auxilium had $71.2 million in cash, cash equivalents and short-term investments and outstanding convertible debt of $293.7 million ($350.0 million at par value) and $255.1 million ($265.4 million par value) in a senior secured term loan.

  Certain Significant Developments in 2013

        Significant business developments that occurred during 2013 or that impacted 2013 include:

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  On December 20, 2013, Auxilium announced the submission of a supplemental Biologics License Application ("sBLA") to the FDA requesting approval of XIAFLEX for the treatment of multiple DC cords concurrently. This submission followed release of top-line data from Auxilium's 600 patient study with XIAFLEX for the concurrent treatment of multiple palpable cords.

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  On December 13, 2013, Auxilium announced that the first patient was dosed in Auxilium's Phase 2b study of CCH for the treatment of adult patients with adhesive capsulitis, commonly known as Frozen Shoulder syndrome.

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  On December 6, 2013, the FDA approved XIAFLEX, an in-office, biologic, for the treatment of PD. XIAFLEX is now the first and only FDA-approved treatment proven effective for PD in men with a palpable plaque and a curvature deformity of 30 degrees or greater at the start of therapy.

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  On December 4, 2013, the U.S. District Court for the District of Delaware granted Upsher-Smith's motion for summary judgment in Auxilium's litigation against Upsher-Smith regarding its efforts to bring a testosterone gel to market via the 505(b)(2) NDA pathway using Testim as a reference drug. Upsher-Smith's NDA was granted tentative approval by the FDA on August 16, 2013 with a brand name Vogelxo. On January 24, 2014, Auxilium filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit in Washington, D.C. appealing the final judgment of non-infringement entered by the United States District Court for the District of Delaware on December 30, 2013. The FDA finally approved Vogelxo on June 4, 2014, and Upsher-Smith launched an authorized generic version of Vogelxo, known as testosterone gel on July 2, 2014.

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  On October 23, 2013, Auxilium announced the dosing of the first cohort of patients in Auxilium's Phase 2a study of CCH for the treatment of EFP, commonly known as cellulite.

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  On October 10, 2013, Auxilium entered into an agreement with VIVUS whereby Auxilium obtained the exclusive right to market VIVUS's ED product, STENDRA, in the U.S. and Canada. The parties also simultaneously signed a Commercial Supply Agreement pursuant to which VIVUS will be initially responsible for the manufacture and supply of STENDRA to Auxilium.

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  On October 5, 2013, at the 68th Annual Meeting of the American Society for Surgery of the Hand ("ASSH"), Auxilium announced results from Year 4 of the Collagenase Optimal Reduction of Dupuytren's—Long-term Evaluation of Success Study ("CORDLESS") regarding XIAFLEX for the treatment of DC. The study assessed 623 joints in adult DC patients with a palpable cord from earlier Auxilium studies, indicating that 42.1% of patients previously successfully treated with XIAFLEX experienced disease recurrence and 57.9% did not experience disease recurrence based on the study's definition. Study authors also presented an update on XIAFLEX safety data following three years (36 months) of post-approval use at the ASSH Annual Meeting. After an estimated 49,078 XIAFLEX injections were administered to approximately 36,500 adult patients in the U.S. for the treatment of DC with a palpable cord, there was no clinically meaningful change in the nature of events reported relative to the one year post-marketing safety profile.

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  On September 19, 2013, Auxilium entered into an Incremental Assumption Agreement ("Incremental Agreement") with Morgan Stanley Senior Funding, Inc. ("MSSF") under its existing Credit Agreement, dated April 26, 2013, with the lenders from time to time party thereto and MSSF (the "Term Loan"), which originally provided for a $225,000,000 senior secured term loan. Under the Incremental Agreement, Auxilium raised an additional $50,000,000 from a syndicate of lenders, and this additional amount is on terms consistent with Auxilium's initial $225,000,000 senior secured credit facility under the Term Loan.

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  On August 1, 2013, Auxilium and GlaxoSmithKline LLC announced the mutual termination of their U.S. co-promotion of Testim for the treatment of male hypogonadism, effective August 2, 2013.

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  On July 15, 2013, Auxilium and Sobi announced a long-term collaboration for the development, supply and commercialization of Xiapex (EU tradename for XIAFLEX) in 71 Eurasian and African countries.

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  On April 29, 2013, Auxilium announced the completion of the acquisition of Actient, a private urology specialty therapeutics company, for $585 million in upfront cash plus certain contingent consideration and warrants to purchase Auxilium's common stock. Actient was a private company focused on both drugs and devices for primarily men's health specialty therapeutic areas, including urology. Actient's urology portfolio included TESTOPEL, Edex, Striant, and Osbon ErecAid. Actient also had a non-promoted respiratory franchise, including Theo-24® and Semprex®-D, along with other non-promoted products. Actient had approximately 165 employees, including approximately 100 sales representatives in two focused field forces. Auxilium financed the acquisition with cash on hand, which included proceeds from Auxilium's issuance of the Convertible Senior Notes in January 2013, and Auxilium's $225 million Term Loan.

  •
  On March 28, 2013, Auxilium and Auxilium's wholly-owned subsidiaries, Auxilium UK Ltd, and Auxilium International Holdings, Inc., and Pfizer entered into a Transition Services Agreement relating to the transition from Pfizer to Auxilium of the development and commercialization activities related to Xiapex for the treatment of Dupuytren's and, if approved, for the treatment of Peyronie's in the EU. In accordance with a November 2012 amendment, the original Development, Commercialization and Supply Agreement, dated as of December 17, 2008 with Pfizer terminated on April 24, 2013. Post-termination, the Transition Services Agreement provided, and set out schedules, for, among other matters, an orderly transition of regulatory approvals and licenses, packaging and labeling responsibilities, distribution activities, pharmacovigilance obligations, recall obligations, product testing activities, ongoing clinical trial activities and redesign of packaging.

  •
  On March 27, 2013, Auxilium and FCB learned that Judge Linares of the United States District Court for the District of New Jersey ruled in favor of Auxilium and FCB on Auxilium's motion to dismiss the lawsuit previously filed by Upsher-Smith on September 10, 2012. Although Upsher-Smith initially appealed, Auxilium and Upsher-Smith have since jointly agreed to dismiss the appeal. The lawsuit had sought a declaration of non-infringement and/or invalidity of FCB's U.S. Patent Nos.: 7,608,605; 7,608,606; 7,608,607; 7,608,608; 7,608,609; 7,608,610; 7,935,690; and 8,063,029.

  •
  On March 26, 2013, Auxilium submitted a Citizen Petition to the FDA with respect to Upsher-Smith's 505(b)(2) NDA. Auxilium requested that, in the event of FDA approval of the Upsher-Smith 505(b)(2) NDA, the FDA: (i) refrain from designating Upsher-Smith's testosterone gel as therapeutically equivalent to Testim and (ii) require that the label for the Upsher-Smith testosterone gel state that the product is not interchangeable with other testosterone transdermal gels. To date, the FDA has not yet responded to Auxilium's Citizen Petition.

  •
  On February 1, 2013, Auxilium announced that The Journal of Urology had electronically published the uncorrected proof of Auxilium's pivotal IMPRESS (The Investigation for Maximal

    Peyronie's Reduction Efficacy and Safety Studies) trials, the phase 3 studies that assessed XIAFLEX for the potential treatment of Peyronie's on its website www.jurology.com. The article may be found at http://www.jurology.com/article/S0022-5347(13)00227-9/abstract. The manuscript appeared in print in the July 2013 print version of The Journal of Urology.

  •
  In January 2013, Auxilium issued $350 million aggregate principal amount of the Convertible Senior Notes in a public offering. The net proceeds from the offering were approximately $338.7 million after deducting underwriters' discounts and commissions and estimated offering expenses. Auxilium used approximately $28.5 million of the net proceeds from the offering to pay the cost of the note hedge transactions (after such cost was partially offset by the proceeds from the sale of the warrants) and Auxilium used the remainder of the net proceeds from the offering (together with subsequent term loan financing) for the acquisition of Actient.

  •
  In January 2013, Auxilium expanded Auxilium's exclusive license for XIAFLEX from BioSpecifics to include the potential treatment of cellulite as an additional indication for development by paying BioSpecifics $0.5 million.

  Net revenues

        Prior to 2013, Auxilium's net revenues were generated by two products-Testim and XIAFLEX. In 2013, Auxilium's U.S. product offerings were significantly expanded with the acquisition Actient in April, the license and commercialization agreement with VIVUS in October, and the FDA approval of Auxilium's sBLA for XIAFLEX for the treatment of PD in December. The Actient acquisition provided a urology portfolio which includes TESTOPEL, the only long-acting implantable testosterone replacement therapy, Edex, an injectable drug for ED, Striant, a buccal system for testosterone delivery, and Osbon ErecAid, a device for aiding ED. Actient also provided a non-promoted respiratory franchise, including Theo-24 and Semprex-D, along with other non-promoted products. Under the license and commercialization agreement with VIVUS, Auxilium acquired the exclusive right to commercialize their pharmaceutical product, STENDRA, for the treatment of any urological disease or condition in humans, including male erectile dysfunction, in the U.S. and Canada.

        In the U.S., Auxilium sells its products to pharmaceutical wholesalers, specialty distributor and specialty pharmacy customers, which are provided fees for services based on shipment activity. Under these contractual agreements, Auxilium pays a fee for service to Auxilium's wholesaler customers based on shipment activity. The agreements also provide for targeted levels of required inventory. Otherwise, these distributors independently manage their inventories with no intervention by Auxilium. Aside from the service fees required under these agreements, Auxilium does not offer incentives for wholesalers to take shipment of product.

        Auxilium records U.S. product sales net of wholesaler service fees and net of allowances for prompt payment discounts, managed care contract rebates and government health plan charge backs, product coupons and product returns. Outside the U.S., Auxilium markets its products under collaboration and license agreements with third parties. To date, all of Auxilium's international net revenues have been generated by the out-licensing of Testim and XIAFLEX.

        Auxilium uses a third-party logistics company, ICS, a division of AmerisourceBergen Corporation ("ABC") for commercial distribution of its pharmaceutical products. The majority of Auxilium's sales are to pharmaceutical wholesalers that, in turn, distribute products to chain and other retail pharmacies, hospitals, mail-order providers and other institutional customers. For Auxilium's non-drug medical devices, Auxilium uses a specialty logistics company which manages these inventories and distributes these products to end users. The following individual customers each accounted for at least 10% of total product shipments for 2013: 29% to AmerisourceBergen Corporation, 25% to Cardinal Health, Inc. and 27% to McKesson Corporation.

        Outside of the U.S., Auxilium currently relies on third parties to market, sell and distribute Auxilium's products. For Testim, Auxilium has an agreement with Paladin to market and distribute Testim in Canada. Auxilium also has an agreement with Ferring to market and distribute Testim in Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Norway, Poland, Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the U.K. In December 2008, Auxilium entered into a development, commercialization and supply agreement with Pfizer (the "Pfizer Agreement") under which Auxilium sub-licensed its commercialization rights for DC and PD for the 27 countries that at that time were included in the EU and 19 additional Eastern European and Eurasian countries (the "Pfizer Territory"). On November 6, 2012, Auxilium and Pfizer agreed to mutually terminate the Pfizer Agreement, effective April 24, 2013. In March 2010, Auxilium entered into the Asahi Agreement under which Auxilium sub-licensed Auxilium's commercialization rights for DC and PD for the Japanese market. In February 2012, Auxilium entered into the Actelion Agreement for development and commercialization of XIAFLEX for DC and PD in Australia, Brazil, Canada and Mexico. Auxilium has been granted approval of XIAFLEX for the treatment of DC in adults with a palpable cord in Canada and Australia in July 2012 and 2013, respectively. In 2013, Actelion notified Auxilium that it intended to no longer pursue commercialization of XIAFLEX in Mexico. Auxilium has agreed to waive any further milestone payments in connection with Mexico as Auxilium and Actelion formulate a transition arrangement with respect to Mexico. On July 15, 2013, Auxilium and Sobi announced that they had entered into a license and collaboration agreement (the "Sobi Agreement"). Under the Sobi Agreement, Sobi was granted the right to develop and commercialize Xiapex (the European Union tradename for XIAFLEX) for the treatment in humans of PD, if approved, and DC in the Sobi Territory. Auxilium is currently evaluating its options for continuing sales of Xiapex in the Pfizer Territory, and for selling XIAFLEX in other indications and territories throughout the rest of the world.

        The up-front and milestone payments Auxilium has received under its out-licensing agreements are being amortized to revenue, net of associated transaction costs, over the estimated term of the related agreement. Auxilium follows the contingency-adjusted performance model of accounting. Under this model of accounting, when a milestone payment is earned under the respective contract, Auxilium records as revenue a cumulative catch-up adjustment for the period of time since contract commencement through the date of the milestone and the remaining amount of the milestone is amortized over the remaining estimated term of the contract. These agreements also include payment of increasing, tiered royalties on all revenues recorded by the licensee in its territory. These royalty payments are recognized when earned as payment for the product supplied to the licensee. As a result of the agreement to mutually terminate the Pfizer Agreement, Auxilium recorded in the fourth quarter of 2012 the change in estimate of the term of the Pfizer Agreement by adjusting the deferred revenue and cost balances related to the Pfizer Agreement that were previously being amortized to income over the original estimated contract term of 20 years. The deferred revenue and deferred cost balances remaining at December 31, 2012 were recognized in income in 2013.

  Cost of goods sold

        Costs of goods consist of the following types of costs:

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  raw materials;

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  fees paid to Auxilium's contract manufacturers and related costs;

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  costs of the operation of the Horsham manufacturing facilities that have been capitalized as the production cost of XIAFLEX bulk product, or recognized as a period cost due to underutilization of the plant, if any;

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  provisions for damaged, obsolete and excess inventories;

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  Testim royalty payments;

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  XIAFLEX royalty payments and payments on license income to BioSpecifics discussed below;

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  personnel costs associated with quality assurance and manufacturing oversight; and

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  distribution costs, including warehousing, freight and product liability insurance.

        As Auxilium continues to market XIAFLEX, Auxilium may experience variability in its gross margin rate and it is difficult to estimate when Auxilium will achieve a more predictable steady state. Factors influencing the gross margin on XIAFLEX will include the selling price per vial and the cost of product manufactured. Although Auxilium utilizes a manufacturing resource planning system for production planning and inventory control, it is not uncommon in biologics manufacturing to experience unusual charges and write-offs in the initial years of commercial production. Auxilium has limited experience in manufacturing pharmaceutical and biologic products and may encounter difficulties in its manufacturing processes, which could materially adversely affect its results of operations or delay or disrupt manufacture those of Auxilium's products that are reliant upon its manufacturing processes.

        Other than TESTOPEL, products acquired with the Actient acquisition are supplied under agreements with various contract manufacturers. TESTOPEL is produced at the Rye, New York manufacturing facility that was also acquired in the Actient acquisition. Auxilium has contracted with VIVUS for Auxilium's required supply of STENDRA. Under the acquisition method of accounting for the Actient acquisition Auxilium was required to record inventory acquired at its net realizable value. This step-up in inventory valuation of $11.7 million was expensed in 2013 with the sale of the inventory.

        It is Auxilium's policy to continually evaluate and provide reserves for inventory on hand that is in excess of expected future demand. In making this evaluation, Auxilium must make judgments concerning future product demand and monitor the expiration dates of Auxilium's products. While Auxilium believed that potential additional inventory obsolescence was not probable as of December 31, 2013, it is possible that Auxilium may be required in future periods to record charges for additional excess inventories if demand for Auxilium's products declines, or demand does not meet Auxilium's sales forecasts for DC and PD. It is also Auxilium's policy to limit the amount of Horsham overhead costs capitalized as inventory to those amounts consistent with normal capacity levels and record as period costs those overhead costs that represent excess or idle capacity. To date, Auxilium has not experienced production below normal capacity levels. However, it is possible in the future that production could fall below normal capacity and result in recognition of period expense for excess or idle capacity. The incurrence of such costs would decrease overall XIAFLEX margins compared to those reported in 2013 and prior years since manufacturing overhead representing excess capacity will be immediately expensed as cost of goods sold.

        Under Auxilium's license with BioSpecifics, Auxilium paid BioSpecifics 8.5% of the up-front and milestone payments received from Pfizer under the Pfizer Agreement and 5.0% of the up-front payment received under the Actelion Agreement and the Asahi Agreement. These payments to BioSpecifics are amortized as a cost of goods sold on a straight-line basis over the estimated life of the respective contract. When a milestone payment is earned, BioSpecifics's share of the milestone payment is recognized as cost of goods sold, or deferred costs, in proportion to the related amount revenue catch-up adjustment or deferral. In addition, as discussed above, Auxilium recorded in 2012 an adjustment of the deferred cost related to the Pfizer Agreement to reflect the revised term of the Pfizer Agreement.

        Auxilium is obligated to pay BioSpecifics 8.5% of all future milestone payments and Xiapex sales under the Sobi Agreement, a specified percentage (dependent on indication) of all future milestone payments and XIAFLEX sales under the Asahi Agreement and the Actelion Agreement, and, on a country-by-country and product-by-product basis, a specified royalty percentage of all other XIAFLEX sales.

  Research and development

        Auxilium's research and development expenses consist of:

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  salaries and expenses for Auxilium's development personnel;

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  costs of the operation of the Horsham manufacturing facilities to the extent they are related to research activities taking place at this location.

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  payments to consultants, investigators, contract research organizations and manufacturers in connection with Auxilium's preclinical and clinical trials;

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  costs of developing and obtaining regulatory approvals; and

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  product license and milestone fees paid prior to regulatory approval.

        Auxilium has two projects currently in clinical development, specifically XIAFLEX for the treatment of Frozen Shoulder syndrome and cellulite. Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development cannot be reasonably estimated. Results from clinical trials may not be favorable. Further, data from clinical trials are subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines. In addition, the current regulatory and political environment at the FDA could lead to increased data requirements, which could impact regulatory timelines and costs. Auxilium could also experience further significant increases in its expenditures to develop any other potential new product candidates that Auxilium would in-license or acquire.

  Selling, general and administrative

        Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel, marketing and promotion costs, professional fees and facilities costs.

  Amortization of purchased intangibles

        Auxilium's purchased intangibles are the product rights obtained in the April 2013 acquisition of Actient and under Auxilium's October 2013 license and commercialization agreement with VIVUS. Auxilium amortizes these purchased intangibles over their estimated useful lives of up to 12 years. These assets are regularly tested for impairment and abandonment.

  Contingent consideration

        Auxilium's contingent consideration liabilities as of December 31, 2013 were acquired in the April 2013 acquisition of Actient and under the October 2013 license and commercialization agreement with VIVUS. Contingent consideration is recorded on the balance sheet at the acquisition date fair value based on the consideration expected to be transferred, discounted to present value of such payments. The discount rate is determined at the time of measurement in accordance with accepted valuation methods. For each period thereafter, the fair value of contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense in operating income. Increases or decreases in fair value of contingent consideration can result from updates to assumptions such as the expected timing or probability of achieving the specified milestones, changes in projected revenues or changes in discount rates.

Results of Operations

  Changes in XIAFLEX Revenue Recognition

        As part of the Pfizer Agreement, Auxilium received up front and milestone cash payments from Pfizer. Auxilium's agreement with its licensor for XIAFLEX, BioSpecifics, required that Auxilium pay a portion of this amount to them. These amounts were recorded as deferred revenues and deferred costs, respectively, on Auxilium's balance sheet at the time paid and Auxilium was required under U.S. generally accepted accounting principles ("GAAP") to amortize the deferred revenues and deferred costs into Auxilium's income statement over the course of the Pfizer collaboration agreement. Auxilium originally estimated that the life of the Pfizer Agreement would be 20 years. When the agreement to mutually terminate the collaboration was reached, with a termination date of April 24, 2013, the balance of the deferred revenues and costs that existed at that time on Auxilium's balance sheet was required to be adjusted to record the cumulative impact of the revised, shorter life of the agreement.

        At September 30, 2012 the balance of deferred revenues related to the Pfizer Agreement was $103.4 million and the balance of the deferred costs was $9.3 million. In the fourth quarter of 2012, Auxilium recorded $93.6 million in revenue and $8.4 million in cost of goods sold as the amortization of these deferred revenues and costs, respectively. Had Auxilium not reached agreement with Pfizer to mutually terminate the Pfizer Agreement, Auxilium would have recognized $1.6 million and $0.1 million of revenue and costs, respectively. Therefore, the impact of this change in estimate of the life of the Pfizer Agreement was an increase in 2012 revenues of $92.0 million, cost of goods sold of $8.3 million and net income of $83.7 million, or $1.70 per share, fully diluted (representing the incremental $92.0 million in deferred revenues less the incremental $8.3 million in deferred costs). The remaining deferred revenue and deferred cost balances of $9.8 million and $0.9 million, respectively, was amortized into Auxilium's income statement through April 24, 2013, the date that the Pfizer collaboration terminated.

        As discussed in Note 2(e) to the 2013 consolidated financial statements contained herein, in the first quarter of 2011 Auxilium began recognizing revenue for XIAFLEX sales at the time of shipment to its specialty distributor, specialty pharmacy and wholesale customers. In 2010, Auxilium deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. As a result of this change in revenue recognition, net revenues for 2011 include a benefit of $1.8 million (representing revenue previously deferred, net of allowances of $0.1 million) and the net loss for 2011 includes a benefit of $1.7 million, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

  Years Ended December 31, 2013 and 2012

        Net revenues.    Net revenues for the two years ended December 31, 2013 comprise the following:

	Years ended December 31,
	2013	2012	Change	% Change
	(in millions)
Testim revenues
Net U.S. product sales	$206.2	$233.4	$(27.2)	-12%
International revenues	4.9	4.0	0.9	22%

	211.2	237.5	(26.3)	-11%

XIAFLEX revenues
Net U.S. product sales	62.5	55.2	7.4	13%
International revenues	17.6	102.6	(85.0)	-83%

	80.1	157.8	(77.7)	-49%

Other net U.S. revenues
TESTOPEL	60.0	0	60.0
Edex	21.9	0	21.9
Other	27.5	0	27.5

	109.4	0	109

Total net revenues	$400.7	$395.3	$5.4	1%

Revenue allowances as a percentage of gross U.S. revenues	31%	32%	-1%

        Net U.S. product sales shown in the above table represent the product sales of Auxilium within the U.S. net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments Auxilium has received through its out-licensing agreements, together with royalties earned on product sales by the licensees.

        During the first quarter of 2012, Auxilium recorded a correction of an error in its financial statements for the year ended December 31, 2011 that resulted from an understatement of the accrual for government health plan charge-backs. This correction reduced Net revenues and Net income reported for the nine months ended September 30, 2012 in the amount of $0.8 million.

  Testim

        Total revenues for Testim for 2013 were $211.2 million compared to $237.5 million for 2012. Net U.S. product sales of Testim were $206.2 million compared to the $233.4 million for 2012. The decrease in Testim net U.S. revenues is principally due to a loss in market share as a result of the continued efforts of competing products and changes in Auxilium's managed care coverage. According to NPA data from IMS, a pharmaceutical market research firm, Testim total prescriptions for 2013 decreased 18% compared to 2012. Testim net U.S. product sales for 2013 benefited from an increase in net selling price of 3% compared to 2012 as contract rebates and government health plan charge-backs principally offset the benefit of the cumulative impact of gross price increases. Testim international revenues for 2013 increased compared to 2012 as result of an increase in international product shipments.

  XIAFLEX

        Total revenues for XIAFLEX for 2013 were $80.1 million compared to $157.8 million for 2012, which included the impact of the agreement to mutually terminate the Pfizer Agreement discussed above. Net revenues for 2013 include $62.5 million of net U.S. product sales of XIAFLEX compared to the $55.2 million for 2012. This increase represents the growth in product shipments and an increase in net selling price of 2%. The decrease in XIAFLEX international contract revenue for 2013 compared to 2012 is primarily due to the incremental revenue amortization in 2012 for the Pfizer Agreement.

  Other net U.S. revenues

        Other net U.S. revenues for 2013 are sales of the products Auxilium acquired in the April 26, 2013 acquisition of Actient. These revenues included sales of TESTOPEL, Edex and other U.S. products of $60.0 million, $21.9 million and $27.5 million, respectively. Auxilium did not have any sales of such products in the prior year since Auxilium had not yet acquired Actient.

  Revenue allowances

        Revenue allowances as a percentage of gross U.S. revenues for 2013 compared to that of 2012 decreased due to lower level of allowances on sales of Actient products offset in part by higher levels of managed care contract rebates and government health plan charge-backs on sales of Testim.

        Cost of goods sold.    Cost of goods sold were $112.0 million and $78.3 million for the years ended December 31, 2013 and 2012, respectively. Cost of goods sold reflects the cost of product sold, royalty obligations due to Auxilium's licensors, and the amortization of the deferred costs associated with the collaboration agreements with Actelion, Asahi, Pfizer and Sobi. The increase in cost of goods sold in 2013 over 2012 was principally attributable to the Actient acquisition, offset in part by reduction in deferred costs related to Pfizer Agreement. The gross margin rate on Auxilium's net revenues was 72% for 2013 compared to 80% for 2012. The decrease in the gross margin rate is due to the $11.7 million acquisition accounting step-up of the acquired Actient inventory, a decline in XIAFLEX U.S. product sales margins due to lower production volumes and costs related to XIAFLEX manufacturing initiatives and write-downs of Xiapex international inventories to estimated net realizable value, offset in part by the higher margin contribution of Actient products before the acquisition accounting step-up.

        Research and development expenses.    Auxilium currently has two projects in clinical development, specifically XIAFLEX for the treatment of Frozen Shoulder syndrome and cellulite. A significant portion of the research and development expenses are for the internal personnel and infrastructure costs common to the support of these development efforts. Since Auxilium does not allocate these common costs to individual projects for external reporting purposes, Auxilium does not report research and development cost by project.

        Research and development expenses were $50.2 million and $45.9 million for the years ended December 31, 2013 and 2012, respectively. This increase in expense results principally from spending on XIAFLEX multi-cord phase 3 clinical trial for DC, partially offset by lower spending on the XIAFLEX clinical trials for the treatment of PD.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $250.2 million and $185.5 million for the years ended December 31, 2013 and 2012, respectively. This increase was primarily due to the added expenses of acquired Actient operations, transaction and integration costs of the Actient acquisition and merger related restructuring expenses and an increase in marketing and advertising spend related to the launch of XIAFLEX for the treatment of PD and STENDRA, partially offset by lower advertising spending for DC and non-cash costs included in 2012 for the now mutually terminated Testim co-promotion agreement with GSK.

        Amortization of purchased intangibles.    Amortization of purchased intangibles relates to the amortization of the finite-lived intangible assets acquired in the 2013 acquisitions of Actient and STENDRA.

        Contingent consideration.    Contingent consideration was recorded on the balance sheet at the acquisition date fair value of the Actient and STENDRA acquisitions, based on the consideration expected to be transferred in the form of milestone and royalty obligations, discounted to present value of such payments. Contingent consideration in the Consolidated statement of operations represents the change in the fair value of this contingent consideration. The contingent consideration expensed in 2013 results from the interest accretion of the obligation and an increase in forecasted TESTOPEL royalty obligations, offset in part by a decrease in the time value of money due to a rise in the risk-free interest rate. This expense may fluctuate significantly in future periods depending on changes in estimates, including probabilities associated with achieving forecasted product revenues on which royalties are payable, the periods in which Auxilium estimates sales levels and sales level milestones will be achieved and the discount rates used.

        Interest expense.    Interest expense in 2013 represents accrual of the cash interest and the amortization of the debt discount and issuance costs relating to the $350 million aggregate principal amount of the Convertible Senior Notes Auxilium issued in January 2013 and the $275 million Term Loan facility.

        Other income, net.    Other income (expense) relates primarily to interest earned on cash, cash equivalents and short-term investments.

        Income tax benefit.    The tax benefit for 2013 represents the $77.9 million release of the valuation allowance for deferred tax assets related to the Actient acquisition and a net benefit of $0.4 million related to current and deferred state and foreign income taxes. As part of the required accounting for the Actient acquisition, Auxilium recorded deferred tax liabilities related to differences between the book basis and the tax basis of certain Actient amortizable assets. These deferred tax liabilities will serve as reversible temporary differences that give rise to future taxable income and, therefore, they serve as a source of income that permits the recognition of certain existing deferred tax assets of Auxilium.

        At December 31, 2013, Auxilium had Federal tax return net operating loss carryforwards of approximately $135.9 million, which will expire in 2019 through 2031, if not utilized, and Federal Orphan Drug and research and development credits of approximately $58.0 million, which will expire in 2020 through 2033, if not utilized. In addition, Auxilium had overall state tax return net operating loss carryforwards of approximately $136.2 million, of which $86.6 million relate to Pennsylvania, which will expire 2013 through 2031 if not utilized. Future utilization of Pennsylvania net operating losses is limited to the greater of 25% of Pennsylvania taxable income or $4.0 million per year for tax years ending before January 1, 2015. Thereafter, future utilization of Pennsylvania net operating loss carryforwards is limited to the greatest of 30% of Pennsylvania taxable income or $5,000 per year. The Tax Reform Act of 1986 (the "Act") provides for a limitation on the annual use of net operating loss and credit carryforwards following certain ownership changes (as defined in the Act) that could limit Auxilium's ability to utilize these carryforwards. Auxilium conducted a study to determine whether Auxilium had experienced any such ownership changes. Based on this study, Auxilium concluded that Auxilium had undergone multiple ownership changes in previous years. Accordingly, Auxilium's ability to utilize the aforementioned net operating loss carryforwards will be limited on an annual basis.

Years Ended December 31, 2012 and 2011

        Net revenues.    Net revenues for the two years ended December 31, 2012 comprise the following:

	Years ended December 31,
	2012	2011	Change	% Change
	(in millions)
Testim revenues
Net U.S. product sales	$233.4	$205.1	$28.4	14%
International revenues	4.0	2.8	1.2	42%

	237.5	207.9	29.6	14%

XIAFLEX revenues
Net U.S. product sales	55.2	44.0	11.2	25%
International revenues	102.6	12.4	90.2	727%

	157.8	56.4	101.4	180%

Total net revenues	$395.3	$264.3	$131.0	50%

Revenue allowances as a percentage of gross U.S. revenues	32%	28%	4%

        Net U.S. product sales shown in the above table represent the product sales of Auxilium within the U.S. net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments Auxilium has received through its out-licensing agreements, together with royalties earned on product sales by the licensees.

        During the first quarter of 2012, Auxilium recorded a correction of an error in its financial statements for the year ended December 31, 2011 that resulted from an understatement of the accrual for government health plan charge-backs. This correction reduced Net revenues and Net income reported for the year ended December 31, 2012 in the amount of $0.8 million.

  Testim

        Total revenues for Testim for 2012 were $237.5 million compared to $207.9 million for 2011. Net U.S. product sales of Testim were $233.4 million compared to the $205.1 million for 2011. The increase in Testim net U.S. revenues for 2012 compared to 2011 resulted primarily from growth in Testim demand resulting from increased prescriptions and increases in pricing, partially offset by an increase in revenue allowances. According to NPA data from IMS, a pharmaceutical market research firm, Testim total prescriptions for 2012 grew 8% compared to 2011. Auxilium believed that Testim prescription growth in the 2012 period over the 2011 period benefited from overall market growth and the continued focus of Auxilium's sales force on the promotion of Testim to urologists, endocrinologists and select primary care physicians. Testim net U.S. revenues for 2012 also benefited from an increase in the net selling price of 3%, consisting of gross price increases having a cumulative impact of 12% over 2011, offset in part by an increase in revenue allowances for managed care contract rebates and government health plan charge-backs. Testim international revenues for 2012 increased compared to 2011 as result of an increase in international product shipments.

  XIAFLEX

        Including the impact of the agreement to mutually terminate the Pfizer Agreement discussed above, total revenues for XIAFLEX for 2012 were $157.8 million compared to $56.4 million for 2011. Net revenues for 2012 include $55.2 million of net U.S. product sales of XIAFLEX compared to the $42.2 million for 2011, excluding the $1.8 million benefit of the 2011 change in revenue recognition.

The increase in XIAFLEX international contract revenue for 2012 compared to 2011 is primarily due to the incremental revenue amortization for the Pfizer Agreement and the Actelion Agreement.

  Revenue allowances

        Revenue allowances as a percentage of gross U.S. revenues for 2012 compared to 2011 increased due to higher levels of managed care contract rebates and government health plan charge-backs resulting from certain new managed care contracts for Testim acquired in mid-2011 and the $0.8 million prior period correction of government health plan charge-backs discussed above, partially offset by the higher mix of XIAFLEX U.S. revenues, which carries a lower revenue allowance percentage compared to that of Testim.

        Cost of goods sold.    Cost of goods sold were $78.3 million and $55.7 million for the years ended December 31, 2012 and 2011, respectively. Cost of goods sold reflects the cost of product sold, royalty obligations due to Auxilium's licensors, and the amortization of the deferred costs associated with the collaboration agreements with Actelion, Asahi and Pfizer. The increase in cost of goods sold in 2012 over 2011 was directly attributable to the increase in products sold and the cumulative adjustment of deferred costs related to Pfizer Agreement. The gross margin rate on Auxilium's net revenues was 80% for 2012 compared to 79% for 2011. The increase in the gross margin rate is principally due to the cumulative adjustments of deferred revenue and related costs relating to termination of the Pfizer Agreement. Excluding this impact, the gross margin rate declined primarily due to costs incurred in 2012 for XIAFLEX manufacturing initiatives and the $1.9 million benefit recorded in 2011 for past claims from Auxilium's licensor of XIAFLEX, offset in part by the impact of year-over-year net price increases on Testim U.S. product sales.

        Research and development expenses.    In 2012, Auxilium had only two products in development, XIAFLEX and a high concentration testosterone gel product. A significant portion of the research and development expenses are for the internal personnel and infrastructure costs common to the support of these development efforts. Since Auxilium does not allocate these common costs to individual projects for external reporting purposes, Auxilium does not report research and development cost by project.

        Research and development expenses were $45.9 million and $61.9 million for the years ended December 31, 2012 and 2011, respectively. This decrease in expense results principally from a reduction in 2012 of activities related to development of a larger scale XIAFLEX production process and the completion of the phase III XIAFLEX clinical trials for Peyronie's disease in third quarter 2012, partially offset by spending in 2012 related to the DC multi-cord study and new indications for XIAFLEX.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $185.5 million and $179.9 million for the years ended December 31, 2012 and 2011, respectively. This increase was primarily due to marketing spending for DC and for the potential future launch of PD, increased business development and legal expenses, and costs incurred in 2012 related to the relocation of Auxilium's headquarters, offset in part by costs incurred in 2011 related to management changes.

        Investment income, net.    Interest income was $0.5 million in both 2012 and 2011 and relates primarily to interest earned on investment of available cash.

        Interest expense.    Interest expense relates to letters of credits and, for 2011, to the costs associated with Auxilium's two year $30 million revolving credit line that expired under its terms in August 2011.

        Income Taxes.    At December 31, 2012, Auxilium had Federal tax return net operating loss carryforwards of approximately $126.3 million, which will expire in 2019 through 2030, if not utilized, and Federal Orphan Drug and research and development credits of approximately $53.4 million, which will expire in 2020 through 2032, if not utilized. In addition, Auxilium had overall state tax return net operating loss carryforwards of approximately $137.7 million, of which $86.6 million relate to Pennsylvania, which will expire 2013 through 2031 if not utilized. Future utilization of Pennsylvania net operating losses is limited to the greater of 20% of Pennsylvania taxable income or $3.0 million per year. The Tax Reform Act of 1986 (the "Act") provides for a limitation on the annual use of net operating loss and credit carryforwards following certain ownership changes (as defined in the Act) that could limit Auxilium's ability to utilize these carryforwards. Auxilium conducted a study to determine whether Auxilium had experienced any such ownership changes. Based on this study, Auxilium concluded that Auxilium had undergone multiple ownership changes in previous years. Accordingly, Auxilium's ability to utilize the aforementioned carryforwards will be limited on an annual basis..

Sources and Uses of Cash

        Cash provided by (used in) operations was $(11.9) million, $(2.3) million, and $30.7 million for 2013, 2012 and 2011, respectively. Cash used in operations in 2013 resulted primarily from the net loss for the period, net of the non-cash income tax benefit and non-cash charges to income. Cash used in operations in 2012 resulted primarily from the build in inventories, offset in part by the $10.5 million of up-front and milestone payments received from Actelion. Cash provided by operations for 2011 resulted primarily from the $15.0 million up-front payment received from Asahi Kasei and the $41.1 million of net milestone payments received from Pfizer, offset by BioSpecifics's share of these up-front and milestone payments which totaled $4.6 million, and operating losses (net of stock compensation expenses and other non-cash charges).

        Cash used in investing activities was $531.2 million, $12.4 million, and $125.1 million for 2013, 2012 and 2011, respectively. Cash used in investing activities for 2013 principally represents $620.5 million of cash paid in the acquisitions of Actient and STENDRA, and investments in property and equipment, offset by redemptions (net of purchases) of short-term marketable debt securities. The cash impact of investing activities in both 2012 and 2011 relates primarily to net purchases of short-term investments in marketable debt securities, investments in property and equipment, and the investment of $1.9 million to secure a letter of credit relating to the Horsham manufacturing facility. Auxilium's investments in property and equipment relate primarily to improvements made to its Horsham biological manufacturing facility and its information technology infrastructure for the production of XIAFLEX.
        Cash provided by financing activities was $555.0 million, $13.0 million, and $3.8 million in 2013, 2012 and 2011, respectively. Cash provided by financing activities in 2013 principally represents the net proceeds of $338.9 million and $262.9 million from the issuance of the Convertible Senior Notes and the Term Loan, respectively, offset by net payments of $28.5 related to Auxilium's hedge transactions for the convertible notes, $11.8 million payments of contingent consideration and $9.6 million of repayments on the Term Loan. Cash provided by financing activities for both 2011 and 2010 resulted primarily from cash receipts from stock option exercises, net of treasury shares acquired in satisfaction of tax withholding requirements on stock awards to certain officers, and from Employee Stock Purchase Plan purchases.

Liquidity and Capital Resources

        Auxilium had approximately $71.2 million, $157.4 million, and $154.3 million in cash, cash equivalents and short-term investments as of December 31, 2013, December 31, 2012, and December 31, 2011, respectively.

        Auxilium believed on February 28, 2014 that Auxilium's then current financial resources, when combined with cash generated from operations, would be adequate for Auxilium to fund its anticipated operations for at least the next 12 months. Auxilium may, however, elect to raise additional funds to enhance its sales and marketing efforts for additional products Auxilium may acquire, commercialize any product candidates that receive regulatory approval, acquire or in-license approved products, product candidates or companies or technologies for development and to maintain adequate cash reserves to minimize financial market fundraising risks. Insufficient funds may cause Auxilium to delay, reduce the scope of, or eliminate one or more of its development, commercialization or expansion activities.

        If additional funds are required, Auxilium may raise such funds from time to time through public or private sales of equity or debt securities or from bank or other loans. Financing may not be available on acceptable terms, or at all, and Auxilium's failure to raise capital when needed could materially adversely impact its growth plans and its financial condition or results of operations. Additional equity financing, if available, may be dilutive to the holders of Auxilium's common stock and may involve significant cash payment obligations and covenants that restrict Auxilium's ability to operate its business.

Contractual Commitments

        Auxilium is involved with in-licensing of products which are generally associated with payments to the partner from whom Auxilium has licensed the product. Such payments frequently take the form of:

  •
  an up-front payment, the size of which varies depending on the phase of the product and how many other companies would like to obtain the product, which is paid very soon after signing a license agreement;

  •
  milestone payments which are paid when certain parts of the overall development program are accomplished, or in some cases, when a patent issues;

  •
  payments upon certain regulatory events, such as the filing of an IND, an NDA or BLA, approval of an NDA or BLA, or the equivalents in other countries;

  •
  payments upon the commencement of sale;

  •
  payments based on a percentage of sales; and

  •
  payments for achievement of certain sales thresholds, such as a payment due the first year a product achieves a certain dollar value in sales.

        Auxilium may also out-license products, for which Auxilium holds the rights, to other companies for commercialization in other territories, or at times, for other uses. When this happens, the payments to Auxilium would also take the same form as described above.

  Summary of Contractual Commitments

        The following summarizes Auxilium's contractual commitments as of December 31, 2013 (in millions):

	Payments Due By Period
	Less than
			1 - 3 years	3 - 5 years
Contractual obligations	Total	1 year			5+ years
Operating leases	$42.1	$7.7	$15.1	$6.4	$12.9
Term loan	265.4	13.6	27.2	224.6
Convertible Senior Notes	350.0			350.0
Interest(1)	77.1	21.5	40.5	15.1

	$734.6	$42.9	$82.8	$596.0	$12.9

(1)
Interest on term loan calculated based on interest rate at December 31, 2013.

        In April 2013, Auxilium entered into a Term Loan agreement with a syndicate of banks to borrow $225 million in principal value. In September 2013, Auxilium borrowed an additional $50 million under such agreement. The Term Loan principal must be repaid in equal quarterly installments of 1.25% per quarter commencing on June 30, 2013, with the remainder of the borrowings to be paid on the maturity date of April 26, 2017, unless otherwise prepaid prior to such date in accordance with the terms of the Term Loan. Auxilium can elect this loan to bear interest at a rate equal to either Base Rate (as defined in the agreement) or LIBOR, plus a margin. The Base Rate interest rate margin is 4.00% and the LIBOR interest rate margin is 5.00%. The Term Loan agreement also establishes a floor rate for both the Base Rate and LIBOR options. As of the date hereof, Auxilium has elected to base the interest rate of the borrowings on LIBOR. As of December 31, 2013, the total interest rate on the Term Loan principal was 6.25%.

        Under the BioSpecifics Agreement, Auxilium is obligated to make quarterly royalty payments to BioSpecifics based on a specified percentage within the range of 5-15% of net sales of XIAFLEX by Auxilium in the U.S., by Sobi (or any successor or subsequent licensee) in the EU and certain Eurasian countries, and by Asahi Kasei in Japan. The royalty percentage decreases if a generic to XIAFLEX is marketed in these territories. In the event that Auxilium sublicenses the right to sell XIAFLEX in any country outside of the U.S., the EU and certain Eurasian countries or Japan—as Auxilium did in February 2012 to Actelion for Australia, Brazil, Canada and Mexico—Auxilium must pay BioSpecifics a specified fraction of the royalty Auxilium receives from such sublicense (which payment to BioSpecifics is capped at a specified percentage—within the range of 5-15%—of net sales of XIAFLEX within the applicable country), and a specified mark-up on Auxilium's cost of goods related to supply of XIAFLEX (which mark-up is capped at a specified percentage—within the range of 5-15%—of Auxilium's cost of goods of XIAFLEX for the applicable country).

        In addition, Auxilium did not include in the above Summary of Contractual Commitments contingent payments related to business acquisitions completed in 2013. The present value of these future royalty and sales-based and regulatory milestone payments amounted to $218.6 million as of December 31, 2013. Such royalty and sales based milestone payments are dependent upon future sales of the products acquired in such acquisitions.

Off-Balance Sheet Arrangements

        Auxilium did not have any off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Critical Accounting Policies and Significant Judgments and Estimates

        Auxilium's management's discussion and analysis of Auxilium's financial condition and results of operations discusses Auxilium's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires Auxilium to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. Auxilium based its estimates on historical experience and on various other factors that Auxilium believed are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Auxilium is subject to uncertainties that may cause actual results to differ from these estimates, such as changes in the healthcare environment, competition, legislation and regulation. Auxilium believed the following accounting policies, which have been discussed with Auxilium's audit committee, are the most critical because they involve the most significant judgments and estimates used in the preparation of Auxilium's consolidated financial statements:

  •
  revenue recognition;

  •
  valuation of goodwill and purchased intangibles;

  •
  valuation of contingent consideration;

  •
  and

  •
  inventory valuation.

  Revenue Recognition.

        Revenue is recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured.

  U.S. product sales—

        In the U.S., Auxilium's products are sold to wholesalers, which are provided fees for service based on shipment activity. The product return policies of Auxilium permit product returns during a specified period, dependent on the specific product, prior to the product's expiration date until a certain number of months subsequent to the expiration date. Future product returns are estimated based on historical experience of Auxilium. Auxilium accrues the contractual rebates per unit of product for each individual payor plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction. In addition, Auxilium provides coupons to physicians for certain of Auxilium's products for use with prescriptions as promotional incentives and Auxilium established in September 2011 a co-pay assistance program for XIAFLEX prescriptions. A contract service provider is utilized to process and pay claims to patients for actual coupon usage. All revenue from product sales are recorded net of the applicable estimated provisions for wholesaler management fees, returns, rebates, and discounts in the same period the related sales are recorded. As products of Auxilium become more widely used and as Auxilium continues to add managed care and PBMs, actual results may differ from Auxilium's previous estimates. To date, differences between Auxilium estimates and actual experience have not resulted in any material adjustments to its operating results.

        Auxilium began selling XIAFLEX through a network of wholesalers, specialty distributors and specialty pharmacies in March 2010. As discussed in Note 2(e) to the consolidated financial statements contained herein, in the first quarter of 2011 Auxilium began recognizing revenue for XIAFLEX sales at the time of shipment to these customers. In 2010, Auxilium deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. As a result of this change in revenue recognition, net revenues for 2011 include a benefit of $1.8 million (representing revenue previously deferred, net of allowances of $0.1 million) and the net loss for 2011 includes a benefit of $1.7 million, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

  Collaboration and out-license agreements—

        The collaboration and out-license agreements Auxilium has entered into contain multiple elements. Auxilium evaluates all deliverables within an arrangement to determine whether or not each deliverable has stand-alone value to Auxilium's partners. Based on this evaluation, deliverables are separated into units of accounting. Several deliverables may be combined into a single unit of accounting in order to establish stand-alone value. Arrangement consideration is allocated to each unit of accounting based on estimated selling price. For units of accounting for which delivery has been made and there is no further performance obligations, revenue is recognized when the related consideration is fixed and determinable and collectability is reasonably assured.

        Where Auxilium has continuing performance obligations, revenue is recognized over the performance period. In the case of license, development and marketing deliverables, such deliverables are normally combined into a single unit of accounting. The related consideration is recognized as revenue over the estimated term of the arrangement. In addition, unless evidence suggests otherwise, revenue from consideration received is recognized on a straight-line basis over the expected period of the arrangement during which Auxilium has continuing performance obligations. If the estimated term of the arrangement changes, a cumulative catch-up adjustment on the date of such change is recorded under the contingency-adjusted performance model of accounting in order to reflect the revised contract term.

        As part of the Pfizer Agreement, Auxilium received up front and milestone cash payments from Pfizer. Auxilium's agreement with its licensor for XIAFLEX, BioSpecifics, required that Auxilium pay a portion of this amount to them. These amounts were recorded as deferred revenues and deferred costs, respectively, on Auxilium's balance sheet at the time paid and Auxilium was required under GAAP to amortize the deferred revenues and deferred costs into Auxilium's income statement over the course of the Pfizer collaboration agreement. Auxilium originally estimated that the life of the Pfizer Agreement would be 20 years. When the agreement to mutually terminate the collaboration was reached, with a termination date of April 24, 2013, the balance of the deferred revenues and costs that existed at that time on Auxilium's balance sheet was required to be adjusted to record the cumulative impact of the revised, shorter life of the agreement.

        At September 30, 2012 the balance of deferred revenues related to the Pfizer Agreement was $103.4 million and the balance of the deferred costs was $9.3 million. In the fourth quarter of 2012, Auxilium recorded $93.6 million in revenue and $8.4 million in cost of goods sold as the amortization of these deferred revenues and costs, respectively. Had Auxilium not reached agreement with Pfizer to mutually terminate the Pfizer Agreement, Auxilium would have recognized $1.6 million and $0.1 million of revenue and costs, respectively. Therefore, the impact of this change in estimate of the life of the Pfizer Agreement was an increase in 2012 revenues of $92.0 million, cost of goods sold of $8.3 million and net income of $83.7 million, or $1.70 per share, fully diluted (representing the incremental $92.0 million in deferred revenues less the incremental $8.3 million in deferred costs). The remaining deferred revenue and deferred cost balances of $9.8 million and $0.9 million, respectively, was amortized into its income statement by April 24, 2013, the date that the Pfizer collaboration terminated.

        In addition, in the case of contingent consideration related to this single unit of accounting is earned during the performance period, Auxilium will record as revenue a cumulative catch-up adjustment on the date the contingent consideration is earned for the period of time since contract commencement through the date the milestone.

  Revenue allowances

        Auxilium records product sales net of the following allowances: (a) prompt payment discounts, (b) fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, (c) product returns, (d) managed care contract rebates and government health plan charge backs, and

(e) product coupons. The table below provides the balances of accruals relating to each of these allowances as of December 31, 2013 and 2012.

	December 31,
	2013	2012
	(in thousands)
Accounts receivable reserves:
Prompt pay discounts	$1,751	$1,375

Accrued liabilities:
Wholesaler service agreements	3,501	4,037
Product returns	7,607	2,000
Rebates and chargebacks	39,680	30,569
Product coupons and co-pay assistance	1,256	1,260

Subtotal	52,044	37,866

Total	$53,795	$39,241

        The nature of each of these allowances and the methodology Auxilium uses to determine the reserve accrual with respect to each allowance are described as follows:

  Prompt pay discounts—Prompt payment discounts are offered to all wholesalers in return for payment within 30 days following the invoice date. Based on historical experience, which indicates that virtually all wholesaler payments reflect a deduction for prompt payment discounts, Auxilium records sales net of the discount amount. Auxilium adjusts the reserve at the end of each reporting period to approximate the percentage discount applicable to the outstanding gross accounts receivable balances.

  Wholesaler service agreements—Under contractual agreements with Auxilium's wholesalers, Auxilium provides a fee for service based on shipment activity. The fee rates are set forth in the individual contracts. Auxilium tracks shipments to each wholesaler every period and accrue a liability relating to the unpaid portion of these fees by applying the contractual rates to such shipments.

  Product returns—Auxilium's return policy permits product returns during a specified period, dependent on the specific product, prior to the product's expiration date until a certain number of months subsequent to the expiration date. However, once dispensed, the product may not be returned. In order to estimate product returns, Auxilium monitors the remaining shelf life of the product when shipped to customers, actual product returns by individual production batches, NPA data (representing retail prescription information) obtained from IMS, and estimated inventory levels in the distribution channel. By analyzing these factors, Auxilium estimates potential product returns and records a return reserve.

  Rebates and charge-backs—Rebates and charge-backs are payments provided by Auxilium under managed care contracts, government health plans and volume pricing discounts provided to certain end-user customers. Auxilium accrues the contractual rebates per unit of product for each individual plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction and estimated inventory levels in Auxilium's wholesale and retail channels. The accrual is continually validated through the payment process, typically within a three to six month cycle.

  Product coupons and co-pay assistance—Product coupons are used for the promotion of certain of Auxilium's products. These coupons offer patients the ability to receive free or discounted product through their prescribing physician, to whom Auxilium provides an inventory of coupons. In September 2011, Auxilium commenced a co-pay assistance program for XIAFLEX. Auxilium uses a third party administrator who invoices Auxilium on a monthly basis for the cost of these programs in the period. Prior to the completion of the financial statements, Auxilium generally receives invoices for which the reserve was established. At the end of a reporting period, the accrual for these programs represents these unpaid invoice amounts, and estimates of usage for unexpired coupons (if any) outstanding and of co-pay assistance claims in process. Auxilium bases its estimates on historical redemption rates and data from comparable plans provided by Auxilium's service provider. Auxilium maintains the accrual for unexpired coupons and unprocessed XIAFLEX co-pay claims based on inventory in the distribution channel and the historical coupon usage, and adjusts the accrual whenever changes in coupon usage rate occur.

        During 2012, Auxilium implemented a program to statistically measure inventory levels in Auxilium's retail channel. As a result of the finding from this study, Auxilium recorded in 2012 revisions of the estimates of the reserves for product returns and rebates and charge-backs of approximately offsetting amounts.

        The following table provides a roll-forward of the revenue allowances discussed above, in the aggregate, for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
	(in thousands)
Beginning balance	$39,241	$32,879	$19,799
Acquisition of Actient	5,636	0	0
Current estimate related to sales in current period	155,289	123,740	83,537
Current estimate related to sales in prior periods	1,108	789	81
Actual returns / credits in current period related to sales in current period	(107,954)	(85,544)	(53,949)
Actual returns / credits in current period related to sales in prior period	(39,525)	(32,623)	(16,589)

Ending balance	$53,795	$39,241	$32,879

  Valuation of Goodwill and Purchased Intangibles

        Auxilium has recorded goodwill through the April 2013 acquisition of Actient and purchased intangible assets representing product rights through this acquisition and under Auxilium's October 2013 license and commercialization agreement with VIVUS. When identifiable intangible assets are acquired, Auxilium determines the fair values of these assets as of the acquisition date. Discounted cash flow models are typically used in these valuations and the models require the use of significant estimates and assumptions including but not limited to:

  •
  projecting regulatory approvals,

  •
  estimating future cash flows from product sales resulting from completed products, and

  •
  developing appropriate discount rates and probability rates.

        Goodwill represents the excess of purchase price over fair value of net assets acquired in a business combination accounted for by the acquisition method of accounting and is not amortized, but subject to impairment testing at least annually or when a triggering event occurs that could indicate a potential impairment. Auxilium tests its goodwill annually for impairment each November 30. Auxilium is organized as a single reporting unit and therefore the goodwill impairment test is done using Auxilium's overall market value, as determined by Auxilium's traded share price, as compared to Auxilium's book value of net assets.

        Purchased intangible assets with definite useful lives are amortized to their estimated residual values over their estimated useful lives and reviewed for impairment if certain events occur. Impairment testing and assessments of remaining useful lives are also performed when a triggering event occurs that could indicate a potential impairment. Such test entails completing an updated discounted cash flow model to estimate the fair value of the asset.

  Valuation of Contingent Consideration

        Auxilium records contingent consideration resulting from a business combination at its fair value on the acquisition date. The discount rate is determined at the time of measurement in accordance with accepted valuation methods. For each subsequent reporting period, Auxilium revalues these obligations and records increases or decreases in their fair value as an adjustment to operating earnings in the consolidated statements of income. Changes to contingent consideration obligations can result from adjustments to discount rates and periods, updates in the assumed achievement or timing of any sales milestones and royalty obligations, or changes in the assumed probability associated with regulatory approval. Auxilium's contingent consideration liabilities as of December 31, 2013 were acquired in the acquisition of Actient and under a license and commercialization agreement with VIVUS. The fair value of Auxilium's contingent consideration was based on the discount rate, probability and estimated timing of milestone and royalty payments to the former owners of Actient and to VIVUS. The assumptions related to determining the value of contingent consideration include a significant amount of judgment and any changes in the assumptions could have a material impact on the amount of contingent consideration expense recorded in any given period.

  Inventory Valuation

        Inventory is valued using the first-in, first-out method, assuming full absorption of direct and indirect manufacturing costs and normal capacity utilization of Auxilium's internal manufacturing operations for XIAFLEX. Excess or idle capacity costs, resulting from the plant utilization below normal capacity are recognized as Cost of goods sold in the period incurred. Determination of excess or idle plant costs requires significant judgment in establishing what level of production should be considered normal. Through December 31, 2012, Auxilium has not incurred any excess or idle plant costs.

        Auxilium states inventories at the lower of cost or market. Inventory costs are based on Auxilium's judgment of probable future commercial use and net realizable value. Auxilium continually evaluates and provides reserves for inventory on hand that is in excess of expected future demand or that is not expected to meet approved or anticipated specifications. These reserves are based on estimates of forecasted product demand and the likelihood of consumption in the normal course of business and forecasted consumption driven by the approval of new indications, considering the expiration dates of the inventories on hand, planned production volumes and lead times required for restocking of customer inventories. Although Auxilium makes every effort to ensure that Auxilium's forecasts and assessments are reasonable, changes to these assumptions are possible. In such cases, Auxilium's estimates may prove inaccurate and result in an understatement or overstatement of the reserves required to fairly state such inventories.

Management's Discussion and Analysis (December 31, 2012)

        All historical information in this section and all forward-looking statements were made, and should only be read as representing Auxilium's understanding and expectations, as of February 26, 2013 unless otherwise indicated.

        Auxilium reported net revenues in 2012 of $395.3 million compared to $264.3 million reported in 2011. Auxilium's fourth quarter 2012 net revenues included $93.6 million related to previously received and deferred up-front and milestone payments related to Auxilium's European collaboration with Pfizer, which were recognized as a result of Auxilium's and Pfizer's agreement to mutually terminate the collaboration effective April 24, 2013, as previously announced on November 7, 2012.

        Auxilium reported net income of $85.9 million, or $1.74 per share, fully diluted, compared to a net loss of ($32.9) million, or ($0.69) per share, fully diluted, reported for 2011. As a result of the agreement to mutually terminate the Pfizer European collaboration agreement, Auxilium's fourth quarter 2012 net income included $85.2 million, reflecting the recognition of the $93.6 million in deferred revenues noted above, offset by the recording of $8.4 million in previously deferred expenses.

        As of December 31, 2012, Auxilium had $157.4 million in cash, cash equivalents and short-term investments and no debt. In January 2013, Auxilium raised $350 million through the issuance of the Convertible Senior Notes. The net proceeds from the Convertible Senior Notes offering were approximately $338.7 million after deducting underwriters' discounts and commissions and estimated offering expenses. Auxilium used approximately $28.5 million of the net proceeds from the offering to pay the cost of the note hedge transactions (after such cost was partially offset by the proceeds from the sale of the warrants).

        Testim worldwide net revenues for 2012 were $237.5 million, a 14% increase over the $207.9 million recorded in 2011.

        U.S. XIAFLEX net revenues increased 31% to $55.2 million in 2012, compared to $42.2 million in 2011, excluding the $1.8 million revenue benefit from a 2011 change in revenue recognition. Worldwide net revenues for XIAFLEX were $157.8 million for the year ended December 31, 2012, compared to $56.4 million for the year ended December 31, 2011. The 2012 net revenues include $93.6 million related to previously received and deferred up-front and milestone payments related to Auxilium's European collaboration with Pfizer, which were recognized as a result of the mutual termination of the collaboration. Of the $93.6 million revenue recorded, $92.0 million represents the change in estimate recorded in the fourth quarter of 2012 to reflect the shortened term of the European collaboration contract.

Certain Significant Developments in 2012

        Significant business developments that occurred during 2012 or that impacted 2012 include:

  •
  Worldwide revenues for Testim were $237.5 million for the year ending December 31, 2012, up 14% over 2011. Testim U.S. revenues were up 14% over the prior year to a record $233.4 million. Testim U.S. prescriptions grew by 8% over 2011. Total prescriptions for the testosterone replacement gel market segment grew 32% in 2012. Testim's total prescription market share of the once daily gel segment at the end of December 2012 was 15%, compared to 20% at the end of December 2011.

  •
  2012 sales of XIAFLEX in the U.S. represented approximately 18,600 vials of XIAFLEX compared to approximately 13,900 vials in 2011, an increase of approximately 34%.

  •
  In December 2012, Auxilium announced top-line 30-day data from the XIAFLEX phase Ib study in cellulite.

  •
  In November 2012, Auxilium submitted an sBLA to the FDA for XIAFLEX for the potential treatment of PD. In December 2012, the FDA accepted Auxilium's sBLA.

  •
  On November 6, 2012, Auxilium and Pfizer agreed to mutually terminate Auxilium's European collaboration arrangement for the development and commercialization of XIAFLEX for DC and, if approved, PD, effective April 24, 2013.

  •
  In the third quarter of 2012, Auxilium completed enrollment in Auxilium's Frozen Shoulder phase IIa, and phase IV XIAFLEX Dupuytren's retreatment clinical trials.

  •
  In the third quarter of 2012, Auxilium began enrollment for a 600 patient study with XIAFLEX for the concurrent treatment of multiple palpable cords that, if successful, may allow us to seek FDA approval and expansion of the DC label.

  •
  In July 2012, in anticipation of the December 31, 2013 expiration of the lease for Auxilium's current corporate headquarters in Malvern, PA, Auxilium entered into the New Lease, pursuant to which Auxilium leased a building located at 640 Lee Road, Wayne, Pennsylvania 19087 (the "Facility"). The Facility consists of approximately 74,516 rentable square feet. The Facility serves as Auxilium's new corporate headquarters. Auxilium moved into the Facility in January 2013.

  •
  In July 2012 Auxilium announced positive top-line data from Auxilium's open-label phase IIIb trial evaluating XIAFLEX for the treatment of adult DC patients with multiple palpable cords.

  •
  In June 2012, Auxilium announced positive top-line results from both phase III trials of XIAFLEX for the potential treatment of PD. XIAFLEX demonstrated statistically significant improvement in the co-primary endpoints of penile curvature deformity and patient-reported bother versus placebo.

  •
  In May 2012, Auxilium and GSK entered into an agreement for the co-promotion of Testim, which is indicated for testosterone replacement therapy in adult males for conditions associated with a deficiency or absence of testosterone. GSK began promoting Testim using a sizeable established field sales force in the U.S. in mid-July 2012.

  •
  On February 23, 2012, Auxilium announced that Auxilium had granted Actelion exclusive rights to commercialize XIAFLEX for the treatment of DC and PD in Australia, Brazil, Canada and Mexico. Actelion will be primarily responsible for the clinical development, regulatory and commercialization activities for XIAFLEX in these markets. Auxilium received a $10 million up-front payment from Actelion in the first quarter of 2012, and paid Auxilium's licensor, BioSpecifics, approximately $0.6 million of this up-front payment. In July 2012, Auxilium were granted a Notice of Compliance (approval) by Health Canada for XIAFLEX for the treatment of DC in adults with a palpable cord in Canada.

  •
  Beginning January 1, 2012, new XIAFLEX-applicable CPT codes became available for use in the U.S.

  Net revenues

        Auxilium records product sales net of allowances for prompt payment discounts, fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, managed care contract rebates and government health plan charge backs, product coupons and product returns. To date, all of Auxilium's net revenues have been generated by the sales and out-licensing of two products: Testim and XIAFLEX. Auxilium sells Testim in the U.S. to pharmaceutical wholesalers. Auxilium began selling XIAFLEX in the U.S. through a network of wholesalers, specialty distributors and specialty pharmacies in March 2010. In the first quarter of 2011, Auxilium began recognizing revenue at the time of shipment to these customers. Prior to 2011, Auxilium deferred the recognition of revenue and related product costs of XIAFLEX product shipments until the product was shipped to physicians for administration to patients.

        Auxilium's revenues from product sales may fluctuate due to:

  •
  market acceptance and pricing of Auxilium's products;

  •
  regulatory approvals and market acceptance of new and competing products, including generics;

  •
  government or private healthcare reimbursement policies for Auxilium's products; and

  •
  promotional efforts of Auxilium's competitors.

        Auxilium uses a third-party logistics company, ICS, a division of ABC for commercial distribution of Testim and XIAFLEX. The majority of Testim sales in the U.S. are to pharmaceutical wholesalers that, in turn, distribute product to chain and other retail pharmacies, hospitals, mail-order providers and other institutional customers. All XIAFLEX sales in the U.S. are to a small network of third party specialty distributors and specialty pharmacies that will generally distribute XIAFLEX to hospitals and to physician practices. Over 90% of Auxilium's product sales are to three customers: ABC, Cardinal Health, Inc. and McKesson Corporation.

        Outside of the U.S., Auxilium currently relies on third parties to market, sell and distribute Auxilium's products. For Testim, Auxilium has an agreement with Paladin to market and distribute Testim in Canada. Auxilium also has an agreement with Ferring to market and distribute Testim in Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania Luxembourg, Malta, The Netherlands, Norway, Poland , Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the U.K. In December 2008, Auxilium entered into a development, commercialization and supply agreement with Pfizer (the "Pfizer Agreement") under which Auxilium sub-licensed Auxilium's commercialization rights for Dupuytren's and Peyronie's for the 27 countries that at that time were included in the EU and 19 additional Eastern European and Eurasian countries (the "Pfizer Territory"). On November 6, 2012, Auxilium and Pfizer agreed to mutually terminate the Pfizer Agreement, effective April 24, 2013. In March 2010, Auxilium entered into a development, commercialization and supply agreement with Asahi Kasei (the "Asahi Agreement") under which Auxilium sub-licensed Auxilium's commercialization rights for DC and PD for the Japanese market. In February 2012, Auxilium entered into a collaboration agreement with Actelion (the "Actelion Agreement") for development and commercialization of XIAFLEX for DC and PD in Australia, Brazil, Canada and Mexico. In July 2012, Auxilium was granted a Notice of Compliance (approval) by Health Canada for XIAFLEX for the treatment of DC in adults with a palpable cord in Canada. Auxilium's collaboration partner, Actelion, expected to make XIAFLEX available to patients in Canada in the first half of 2013. Auxilium was then currently evaluating Auxilium's options for continuing sales of Xiapex in the Pfizer Territory, and for selling Xiapex in other indications and territories throughout the rest of the world.

        The up-front and milestone payments Auxilium has received under Auxilium's out-licensing agreements are being amortized to revenue, net of associated transaction costs, over the estimated term of the related agreement. When a milestone payment is earned under the respective contract, Auxilium records as revenue a cumulative catch-up adjustment for the period of time since contract commencement through the date of the milestone and the remaining amount of the milestone is amortized over the remaining estimated term of the contract. These agreements also include payment of increasing, tiered royalties on all revenues recorded by the licensee in its territory. These royalty payments are recognized when earned as payment for the product supplied to the licensee. As a result of the agreement to mutually terminate the Pfizer Agreement, Auxilium recorded in the fourth quarter of 2012 the change in estimate of the term of the Pfizer Agreement by adjusting the deferred revenue and cost balances related to the Pfizer that were previously being amortized to income over the original estimated contract term of 20 years. The deferred revenue and deferred cost balances remaining at December 31, 2012 will be recognized in income in 2013 over the remaining term of the Pfizer Agreement.

        Under contractual agreements, Auxilium pays a fee for service to Auxilium's wholesaler, specialty distributor and specialty pharmacy customers based on shipment activity. The agreements also provide for targeted levels of required inventory. Otherwise, distributors independently manage their inventories with no intervention by Auxilium. Aside from the service fees required under these agreements, Auxilium does not offer incentives for wholesalers to take shipment of product.

  Cost of goods sold

        Costs of goods consist of the following types of costs:

  •
  raw materials;

  •
  fees paid to Testim and XIAFLEX contract manufacturers and related costs;

  •
  costs of the operation of the Horsham manufacturing facilities that have been capitalized as the production cost of XIAFLEX bulk product, or recognized as a period cost due to underutilization of the plant, if any;

  •
  provisions for damaged, obsolete and excess inventories;

  •
  Testim royalty payments;

  •
  XIAFLEX royalty payments and payments on license income to BioSpecifics discussed below;

  •
  personnel costs associated with quality assurance and manufacturing oversight; and

  •
  distribution costs, including warehousing, freight and product liability insurance.

        As Auxilium continues to market XIAFLEX, Auxilium may experience variability in Auxilium's gross margin rate and it is difficult to estimate when Auxilium will achieve a more predictable steady state. Factors influencing the gross margin on XIAFLEX will include the selling price per vial and the cost of product manufactured. Although Auxilium utilizes a manufacturing resource planning system for production planning and inventory control, it is not uncommon in biologics manufacturing to experience unusual charges and write-offs in the initial years of commercial production.

        It is Auxilium's policy to continually evaluate and provide reserves for inventory on hand that is in excess of expected future demand. In making this evaluation, Auxilium must make judgments concerning future product demand and monitor the expiration dates of its products. Prior to the approval and launch of XIAFLEX, Auxilium produced finished packaged inventories sufficient to meet a significant demand. In 2010, Auxilium concluded that $3.9 million of this inventory may expire prior to its expected sale and charged this cost to Cost of goods sold for 2010. During 2012 and 2011, this reserve was utilized in the physical disposal of such expiring inventory. It is also Auxilium's policy to limit the amount of Horsham overhead costs capitalized as inventory to those amounts consistent with normal capacity levels and record as period costs those overhead costs that represent excess or idle capacity. To date, Auxilium has not experienced production below normal capacity levels.

        Under Auxilium's license with BioSpecifics, Auxilium paid BioSpecifics 8.5% of the up-front and milestone payments received from Pfizer under the Pfizer Agreement and 5.0% of the up-front payment received under the Actelion Agreement and the Asahi Agreement. These payments to BioSpecifics are amortized as a cost of goods sold on a straight-line basis over the estimated life of the respective contract. When a milestone payment is earned, BioSpecifics's share of the milestone payment is recognized as cost of goods sold, or deferred costs, in proportion to the related amount of revenue catch-up adjustment or deferral. In addition, as discussed above, Auxilium recorded an adjustment of the Pfizer Agreement deferred cost to reflect the revised term of the Pfizer Agreement.

        Auxilium is obligated to pay BioSpecifics 8.5% of all future milestone payments and Xiapex sales under the Pfizer Agreement, a specified percentage (dependent on indication) of all future milestone payments and XIAFLEX sales under the Asahi Agreement and the Actelion Agreement, and, on a country-by-country and product-by-product basis, a specified royalty percentage of all other XIAFLEX sales.

  Research and development

        Auxilium's research and development expenses consist of:

  •
  salaries and expenses for Auxilium's development personnel;

  •
  costs of the operation of the Horsham manufacturing facilities to the extent they are related to research activities taking place at this location.

  •
  payments to consultants, investigators, contract research organizations and manufacturers in connection with Auxilium's preclinical and clinical trials;

  •
  costs of developing and obtaining regulatory approvals; and

  •
  product license and milestone fees paid prior to regulatory approval.

        Due to the significant risks and uncertainties inherent in the clinical development and regulatory approval processes, the cost to complete projects in development cannot be reasonably estimated. Results from clinical trials may not be favorable. Further, data from clinical trials are subject to varying interpretation, and may be deemed insufficient by the regulatory bodies reviewing applications for marketing approvals. As such, clinical development and regulatory programs are subject to risks and changes that may significantly impact cost projections and timelines. In addition, the current regulatory and political environment at the FDA could lead to increased data requirements, which could impact regulatory timelines and costs. Auxilium could also experience further significant increases in Auxilium's expenditures to develop any other potential new product candidates that Auxilium would in-license or acquire.

  Selling, general and administrative

        Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel, marketing and promotion costs, professional fees and facilities costs.

Results of Operations

Years Ended December 31, 2012 and 2011

  Changes in XIAFLEX Revenue Recognition

        As part of the Pfizer Agreement, Auxilium has received up front and milestone cash payments from Pfizer. Auxilium's agreement with its licensor for XIAFLEX, BioSpecifics, required that Auxilium pay a portion of this amount to them. These amounts were recorded as deferred revenues and deferred costs, respectively, on Auxilium's balance sheet at the time paid and Auxilium was required under U.S. generally accepted accounting principles ("GAAP") to amortize the deferred revenues and deferred costs into Auxilium's income statement over the course of the Pfizer collaboration agreement. Auxilium originally estimated that the life of the Pfizer Agreement would be 20 years. When the agreement to mutually terminate the collaboration was reached, with a termination date of April 24, 2013, the balance of the deferred revenues and costs that existed at that time on Auxilium's balance sheet was required to be adjusted to record the cumulative impact of the revised, shorter life of the agreement.

        At September 30, 2012 the balance of deferred revenues related to the Pfizer Agreement was $103.4 million and the balance of the deferred costs was $9.3 million. In the fourth quarter of 2012 Auxilium recorded $93.6 million in revenue and $8.4 million in cost of goods sold as the amortization of these deferred revenues and costs, respectively. Had Auxilium not reached agreement with Pfizer to mutually terminate the Pfizer Agreement, Auxilium would have recognized $1.6 million and $0.1 million of revenue and costs, respectively. Therefore, the impact of this change in estimate of the life of the Pfizer Agreement was an increase in 2012 revenues of $92.0 million, cost of goods sold of $8.3 million and net income of $83.7 million, or $1.70 per share, fully diluted (representing the incremental $92.0 million in deferred revenues less the incremental $8.3 million in deferred costs). The remaining deferred revenue and deferred cost balances of $9.8 million and $0.9 million, respectively, will be amortized into Auxilium's income statement by April 24, 2013, the date that the Pfizer collaboration terminates.

        As discussed in Note 2 (e) to the consolidated financial statements contained herein, in the first quarter of 2011 Auxilium began recognizing revenue for XIAFLEX sales at the time of shipment to its specialty distributor, specialty pharmacy and wholesale customers. In 2010, Auxilium deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. As a result of this change in revenue recognition, net revenues for 2011 include a benefit of $1.8 million (representing revenue previously deferred, net of allowances of $0.1 million) and the net loss for 2011 includes a benefit of $1.7 million, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

        Net revenues.    Net revenues for the two years ended December 31, 2012 comprise the following:

	Years ended December 31,
	2012	2011	Change	% Change
	(in millions)
Testim revenues
Net U.S. product sales	$233.4	$205.1	$28.4	14%
International revenues	4.0	2.8	1.2	42%

	237.5	207.9	29.6	14%

XIAFLEX revenues
Net U.S. product sales	55.2	44.0	11.2	25%
International revenues	102.6	12.4	90.2	727%

	157.8	56.4	101.4	180%

Total net revenues	$395.3	$264.3	$131.0	50%

Revenue allowances as a percentage of gross U.S. revenues	32%	28%	4%

        Net U.S. product sales shown in the above table represent the product sales of Auxilium within the U.S. net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments Auxilium has received through its out-licensing agreements, together with royalties earned on product sales by the licensees.

        During the first quarter of 2012, Auxilium recorded a correction of an error in its financial statements for the year ended December 31, 2011 that resulted from an understatement of the accrual for government health plan charge-backs. This correction reduced Net revenues and Net income reported for the nine months ended September 30, 2012 in the amount of $0.8 million.

  Testim

        Total revenues for Testim for 2012 were $237.5 million compared to $207.9 million for 2011. Net U.S. product sales of Testim were $233.4 million compared to the $205.1 million for 2011. The increase in Testim net U.S. revenues for 2012 compared to 2011 resulted primarily from growth in Testim demand resulting from increased prescriptions and increases in pricing, partially offset by an increase in revenue allowances. According to NPA data from IMS, a pharmaceutical market research firm, Testim total prescriptions for 2012 grew 8% compared to 2011. Auxilium believed that Testim prescription growth in the 2012 period over the 2011 period benefited from overall market growth and the continued focus of Auxilium's sales force on the promotion of Testim to urologists, endocrinologists and select primary care physicians. Testim net U.S. revenues for 2012 also benefited from an increase in the net selling price of 3%, consisting of gross price increases having a cumulative impact of 12% over 2011, offset in part by an increase in revenue allowances for managed care contract rebates and government health plan charge-backs. Testim international revenues for 2012 increased compared to 2011 as result of an increase in international product shipments.

  XIAFLEX

        Including the impact of the agreement to mutually terminate the Pfizer Agreement discussed above, total revenues for XIAFLEX for 2012 were $157.8 million compared to $56.4 million for 2011. Net revenues for 2012 include $55.2 million of net U.S. product sales of XIAFLEX compared to the $42.2 million for 2011, excluding the $1.8 million benefit of the 2011 change in revenue recognition. The increase in XIAFLEX international contract revenue for 2012 compared to 2011 is primarily due to the incremental revenue amortization for the Pfizer Agreement and the Actelion Agreement.

  Revenue allowances

        Revenue allowances as a percentage of gross U.S. revenues for 2012 compared to 2011 increased due to higher levels of managed care contract rebates and government health plan charge-backs resulting from certain new managed care contracts for Testim acquired in mid-2011 and the $0.8 million prior period correction of government health plan charge-backs discussed above, partially offset by the higher mix of XIAFLEX U.S. revenues, which carries a lower revenue allowance percentage compared to that of Testim.

        Cost of goods sold.    Cost of goods sold were $78.3 million and $55.7 million for the years ended December 31, 2012 and 2011, respectively. Cost of goods sold reflects the cost of product sold, royalty obligations due to Auxilium's licensors, and the amortization of the deferred costs associated with the collaboration agreements with Actelion, Asahi and Pfizer. The increase in cost of goods sold in 2012 over 2011 was directly attributable to the increase in products sold and the cumulative adjustment of deferred costs related to Pfizer Agreement. The gross margin rate on Auxilium's net revenues was 80% for 2012 compared to 79% for 2011. The increase in the gross margin rate is principally due to the cumulative adjustments of deferred revenue and related costs relating to termination of the Pfizer Agreement. Excluding this impact, the gross margin rate declined primarily due to costs incurred in 2012 for XIAFLEX manufacturing initiatives and the $1.9 million benefit recorded in 2011 for past claims from Auxilium's licensor of XIAFLEX, offset in part by the impact of year-over-year net price increases on Testim U.S. product sales.

        Research and development expenses.    Auxilium currently has only two products in development, XIAFLEX and a high concentration testosterone gel product. A significant portion of the research and development expenses are for the internal personnel and infrastructure costs common to the support of these development efforts. Since Auxilium does not allocate these common costs to individual projects for external reporting purposes, Auxilium does not report research and development cost by project.

        Research and development expenses were $45.9 million and $61.9 million for the years ended December 31, 2012 and 2011, respectively. This decrease in expense results principally from a reduction in 2012 of activities related to development of a larger scale XIAFLEX production process and the completion of the phase III XIAFLEX clinical trials for Peyronie's disease in third quarter 2012, partially offset by spending in 2012 related to the DC multi-cord study and new indications for XIAFLEX.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $185.5 million and $179.9 million for the years ended December 31, 2012 and 2011, respectively. This increase was primarily due to marketing spending for DC and for the potential future launch of Peyronie's, increased business development and legal expenses, and costs incurred in 2012 related to the relocation of Auxilium's headquarters, offset in part by costs incurred in 2011 related to management changes.

        Investment income, net.    Interest income was $0.5 million in both 2012 and 2011 and relates primarily to interest earned on investment of available cash.

        Interest expense.    Interest expense relates to letters of credits and, for 2011, to the costs associated with Auxilium's two year $30 million revolving credit line that expired under its terms in August 2011. Future interest expense will reflect the cash interest and the amortization of the debt discount and issuance costs relating to the $350.0 million aggregate principal amount of the Convertible Senior Notes Auxilium issued in January 2013.

        Income Taxes.    At December 31, 2012, Auxilium had Federal tax return net operating loss carryforwards of approximately $126.3 million, which will expire in 2019 through 2030, if not utilized, and Federal Orphan Drug and research and development credits of approximately $53.4 million, which will expire in 2020 through 2032, if not utilized. In addition, Auxilium had overall state tax return net operating loss carryforwards of approximately $137.7 million, of which $86.6 million relate to Pennsylvania, which will expire 2013 through 2031 if not utilized. Future utilization of Pennsylvania net operating losses is limited to the greater of 20% of Pennsylvania taxable income or $3.0 million per year. The Tax Reform Act of 1986 (the "Act") provides for a limitation on the annual use of net operating loss and credit carryforwards following certain ownership changes (as defined in the Act) that could limit Auxilium's ability to utilize these carryforwards. Auxilium conducted a study to determine whether it had experienced any such ownership changes. Based on this study, Auxilium concluded that Auxilium had undergone multiple ownership changes in previous years. Accordingly, Auxilium's ability to utilize the aforementioned carryforwards will be limited on an annual basis.

Years Ended December 31, 2011 and 2010

        Net revenues.    Net revenues for the two years ended December 31, 2011 comprise the following:

	Years ended December 31,
	2011	2010	Change	% Change
	(in millions)
Testim revenues
Net U.S. product sales	$205.1	$189.9	$15.2	8%
International revenues	2.8	3.1	(0.3)	-10%

	207.9	193.0	14.9	8%

XIAFLEX revenues
Net U.S. product sales	44.0	14.1	29.9
International revenues	12.4	4.3	8.1	212%

	56.4	18.4	38.0	170%

Total net revenues	$264.3	$211.4	$52.9	206%

				25%
Revenue allowances as a percentage of gross U.S. revenues	28%	22%	6%

        Net U.S. product sales shown in the above table represent the product sales of Auxilium within the U.S. net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments Auxilium has received through its out-licensing agreements, together with royalties earned on product sales by the licensees.

  Testim

        Total revenues for Testim for 2011 were $207.9 million compared to $193.0 million for 2010. Net U.S. product sales of Testim were $205.1 million compared to the $189.9 million for 2010. The increase in Testim net U.S. revenues for 2011 compared to 2010 resulted primarily from growth in Testim prescriptions resulting from increased demand and increases in pricing, partially offset by an increase in revenue allowances. According to NPA data from IMS, a pharmaceutical market research firm, Testim total prescriptions for 2011 grew 9% compared to 2010. Auxilium believed that Testim prescription growth in the 2011 period over the 2010 period was driven by physician and patient acceptance that Testim provides better patient outcomes and the continued focus of Auxilium's sales force on the promotion of Testim to urologists, endocrinologists and select primary care physicians, as well as Auxilium's tactics with select managed care organizations. Testim net U.S. revenues for 2011 also benefited from price increases having a cumulative impact of 9% over 2010. Testim international revenues for 2011 decreased compared to 2010 as result of lower international product shipments.

  XIAFLEX

        Including the change in revenue recognition in 2011 discussed above, total revenues for XIAFLEX for 2011 were $56.4 million compared to $18.4 million for 2010. Excluding the $1.8 million benefit of the change in revenue recognition, net U.S. product sales of XIAFLEX were $42.2 million compared to the $14.1 million for 2010. The increase in XIAFLEX international revenue for 2011 compared to 2010 is principally due to cumulative catch-up revenue adjustments aggregating $4.8 million related to the $45.0 million of regulatory milestones earned under the Pfizer Agreement during 2011, and incremental revenue amortization relating to these milestone payments and the $15.0 million up-front payment received under the Asahi Agreement.

  Revenue allowances

        Revenue allowances as a percentage of gross U.S. revenues for 2011 compared to 2010 increased due to higher levels of managed care contract rebates and government health plan charge-backs resulting from certain new managed care contracts for Testim acquired in 2011 and from 2011 price increases, partially offset by a lower revenue allowance percentage on XIAFLEX gross U.S. revenues.

        Cost of goods sold.    Cost of goods sold were $55.7 million and $49.7 million for the years ended December 31, 2011 and 2010, respectively. Cost of goods sold reflects the cost of product sold, royalty obligations due to Auxilium's licensors, and the amortization of the deferred costs associated with the Pfizer Agreement and Asahi Agreement. The increase in cost of goods sold in 2011 over 2010 was directly attributable to the increase in products sold, offset in part by a non-recurring $3.9 million provision taken in 2010 for short dated XIAFLEX inventory. The gross margin rate on Auxilium's net revenues was 79% for 2011 compared to 76% for 2010. The increase in the gross margin rate is principally due to the non-recurring $3.9 million inventory provision taken in 2010 and increased high margin XIAFLEX product sales in 2011, offset by the net negative impact of higher Testim rebates and year-over-year price increases on U.S. Testim revenues.

        Research and development expenses.    Research and development expenses were $61.9 million and $48.0 million for the years ended December 31, 2011 and 2010, respectively. This increase in expense results principally from activities related to the phase III XIAFLEX clinical trials for Peyronie's disease, phase IIa trial for Frozen Shoulder syndrome, planning for new XIAFLEX indications and costs related to development of a larger scale XIAFLEX production process.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $179.9 million and $164.7 million for the years ended December 31, 2011 and 2010, respectively. The increase in 2011 over 2010 was due primarily to selling and marketing expenses increasing by $13.6 million as a result of the promotional and training activity in support of the launch of XIAFLEX, and targeted XIAFLEX direct-to-consumer spending for DC in the U.S. General and administrative expenses increased by $1.6 million as a result of termination costs related to management changes, offset in part by lower stock-compensation expense.

        Investment income, net.    Interest income was $0.5 million and $0.2 million for the years ended 2011 and 2010, respectively, and relates primarily to interest earned on investment of available cash.

        Interest expense.    Interest expense in 2011 and 2010 relates primarily to the costs associated with Auxilium's two year $30 million revolving credit line which expired under its terms in August 2011.

Sources and Uses of Cash

        Cash provided by (used in) operations was $(2.3) million, $30.7 million, and $(48.9) million for 2012, 2011 and 2010, respectively. Cash used in operations in 2012 resulted primarily from the build in inventories, offset in part by the $10.5 million of up-front and milestone payments received from Actelion. Cash provided by operations for 2011 resulted primarily from the $15.0 million up-front payment received from Asahi Kasei and the $41.1 million of net milestone payments received from Pfizer, offset by BioSpecifics's share of these up-front and milestone payments which totaled $4.6 million, and operating losses (net of stock compensation expenses and other non-cash charges). Cash used in operations for 2010 resulted primarily from operating losses, net of stock compensation expenses and other non-cash charges. This cash usage reflects the build of inventory supporting the launch of XIAFLEX and an offsetting net cash receipt of approximately $13.7 million under Auxilium's XIAFLEX license agreements, representing the $15 million European MAA milestone payment received from Pfizer and the associated payment of approximately $1.3 million to BioSpecifics for their share of this milestone.

        Cash used in investing activities was $12.4 million, $125.1 million, and $10.5 million for 2012, 2011 and 2010, respectively. The cash impact of investing activities in both 2012 and 2011 relates primarily to net purchases of short-term investments in marketable debt securities, investments in property and equipment, and the investment of $1.9 million to secure a letter of credit relating to the Horsham manufacturing facility. Investing activities in 2010 represent Auxilium's investments in property and equipment, net of redemptions of investments. Auxilium's investments in property and equipment relate primarily to improvements made to Auxilium's Horsham biological manufacturing facility and Auxilium's information technology infrastructure for the production of XIAFLEX.

        Cash provided by financing activities was $13.0 million, $3.8 million, and $5.7 million in 2012, 2011 and 2010, respectively. Cash provided by financing activities for each year resulted primarily from cash receipts from stock option exercises, net of treasury shares acquired in satisfaction of tax withholding requirements on stock awards to certain officers, and from Employee Stock Purchase Plan purchases.

Liquidity and Capital Resources

        Auxilium had approximately $157.4 million and $154.3 million in cash, cash equivalents and short-term investments as of December 31, 2012 and December 31, 2011, respectively. In January 2013, Auxilium issued $350.0 million aggregate principal amount of the Convertible Senior Notes due 2018 (the "Convertible Senior Notes") in a public offering. The net proceeds from the Convertible Senior Notes offering were approximately $338.7 million after deducting underwriters' discounts and commissions and estimated offering expenses. Auxilium used approximately $28.5 million of the net proceeds from the offering to pay the cost of note hedge transactions (after such cost was partially offset by the proceeds from the sale of the warrants).

  Contractual Commitments

        Auxilium is involved with in-licensing of products which are generally associated with payments to the partner from whom Auxilium has licensed the product. Such payments frequently take the form of:

  •
  an up-front payment, the size of which varies depending on the phase of the product and how many other companies would like to obtain the product, which is paid very soon after signing a license agreement;

  •
  milestone payments which are paid when certain parts of the overall development program are accomplished, or in some cases, when a patent issues;

  •
  payments upon certain regulatory events, such as the filing of an IND, an NDA or BLA, approval of an NDA or BLA, or the equivalents in other countries;

  •
  payments upon the commencement of sale;

  •
  payments based on a percentage of sales; and

  •
  payments for achievement of certain sales thresholds, such as a payment due the first year a product achieves a certain dollar value in sales.

        Auxilium may also out-license products, for which Auxilium holds the rights, to other companies for commercialization in other territories, or at times, for other uses. When this happens, the payments to Auxilium would also take the same form as described above.

  Summary of Contractual Commitments

        The following summarizes Auxilium's contractual commitments as of December 31, 2012 (in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	5+ years
Operating leases	$42,346	$6,320	$12,553	$8,508	$14,965

        Auxilium may be obligated to pay $3.0 million of contingent milestone payments in the future, representing Auxilium's milestone commitments to BioSpecifics. These contingent milestones relate primarily to filing of regulatory applications and receipt of regulatory approval.

        In addition, under the BioSpecifics Agreement, Auxilium is obligated to make quarterly royalty payments to BioSpecifics based on a specified percentage within the range of 5-15% of net sales of XIAFLEX by Auxilium in the U.S., by Pfizer (or any successor or subsequent licensee) in the EU and certain Eurasian countries, and by Asahi Kasei in Japan. The royalty percentage decreases if a generic to XIAFLEX is marketed in these territories. In the event that Auxilium sublicenses the right to sell XIAFLEX in any country outside of the U.S., the EU and certain Eurasian countries or Japan—as Auxilium did in February 2012 to Actelion for Australia, Brazil, Canada and Mexico—Auxilium must pay BioSpecifics a specified fraction of the royalty Auxilium receives from such sublicense (which payment to BioSpecifics is capped at a specified percentage—within the range of 5-15%—of net sales of XIAFLEX within the applicable country), and a specified mark-up on Auxilium's cost of goods related to supply of XIAFLEX (which mark-up is capped at a specified percentage—within the range of 5-15%—of Auxilium's cost of goods of XIAFLEX for the applicable country).

Off-Balance Sheet Arrangements

        Auxilium does not have any off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

Critical Accounting Policies and Significant Judgments and Estimates

        Our management's discussion and analysis of Auxilium's financial condition and results of operations discusses Auxilium's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. Auxilium based its estimates on historical experience and on various other factors that Auxilium believed are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Auxilium is subject to uncertainties that may cause actual results to differ from these estimates, such as changes in the healthcare environment, competition, legislation and regulation. Auxilium believed the following accounting policies, which have been discussed with Auxilium's audit committee, are the most critical because they involve the most significant judgments and estimates used in the preparation of Auxilium's consolidated financial statements:

  •
  revenue recognition;

  •
  estimating the value of Auxilium's equity instruments for use in stock-based compensation calculations; and

  •
  inventory valuation.

  Revenue Recognition.

        Revenue is recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured.

  U.S. product sales

        In the U.S., Auxilium sells XIAFLEX and Testim to pharmaceutical wholesalers. Auxilium's return policy permits product returns for Testim during a period from six months prior to the product's expiration date until 12 months subsequent to the expiration date and for XIAFLEX during a period from two months prior to the product's expiration date until six months subsequent to the expiration date. Accordingly, product revenue is recognized net of estimated product returns based on Auxilium's historical experience. Auxilium accrues the contractual rebates per unit of product for each individual payor plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction. In addition, Auxilium provided coupons to physicians for use with Testim prescriptions as promotional incentives and Auxilium established in September 2011 a co-pay assistance program for XIAFLEX prescriptions. Auxilium utilized a contract service provider to process and pay claims to patients for actual coupon usage and co-pay reimbursement applications. As Auxilium's products become more widely used and as Auxilium continued to add managed care and PBMs, actual results may differ from Auxilium's previous estimates. To date, differences between Auxilium's estimates and actual experience have not resulted in any material adjustments to Auxilium's operating results.

        Auxilium began selling XIAFLEX through a network of wholesalers, specialty distributors and specialty pharmacies in March 2010. As discussed in Note 1 (e) to the consolidated financial statements contained herein, in the first quarter of 2011 Auxilium began recognizing revenue for XIAFLEX sales at the time of shipment to these customers. In 2010, Auxilium deferred the recognition of revenues, and related product costs, on XIAFLEX product shipments until the time the product was shipped to physicians for administration to patients. As a result of this change in revenue recognition, net revenues for 2011 include a benefit of $1.8 million (representing revenue previously deferred, net of allowances of $0.1 million) and the net loss for 2011 includes a benefit of $1.7 million, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

  Collaboration and out-license agreements

        The collaboration and out-license agreements Auxilium has entered into contain multiple elements. Auxilium evaluates all deliverables within an arrangement to determine whether or not each deliverable has stand-alone value to Auxilium's partners. Based on this evaluation, deliverables are separated into units of accounting. Several deliverables may be combined into a single unit of accounting in order to establish stand-alone value. Arrangement consideration is allocated to each unit of accounting based on estimated selling price. For units of accounting for which delivery has been made and there is no further performance obligations, revenue is recognized when the related consideration is fixed and determinable and collectability is reasonably assured.

        Where Auxilium has continuing performance obligations, revenue is recognized over the performance period. In the case of license, development and marketing deliverables, such deliverables are normally combined into a single unit of accounting. The related consideration is recognized as revenue over the estimated term of the arrangement. In addition, unless evidence suggests otherwise, revenue from consideration received is recognized on a straight-line basis over the expected period of the arrangement during which Auxilium has continuing performance obligations. If the estimated term of the arrangement changes, a cumulative catch-up adjustment on the date of such change is recorded in order to reflect the revised contract term.

        As part of the Pfizer Agreement, Auxilium has received up front and milestone cash payments from Pfizer. Auxilium's agreement with Auxilium's licensor for XIAFLEX, BioSpecifics, required that Auxilium pay a portion of this amount to them. These amounts were recorded as deferred revenues and deferred costs, respectively, on Auxilium's balance sheet at the time paid and Auxilium was required under U.S. generally accepted accounting principles ("GAAP") to amortize the deferred revenues and deferred costs into Auxilium's income statement over the course of the Pfizer collaboration agreement. Auxilium originally estimated that the life of the Pfizer Agreement would be 20 years. When the agreement to mutually terminate the collaboration was reached, with a termination date of April 24, 2013, the balance of the deferred revenues and costs that existed at that time on Auxilium's balance sheet was required to be adjusted to record the cumulative impact of the revised, shorter life of the agreement.

        At September 30, 2012 the balance of deferred revenues related to the Pfizer Agreement was $103.4 million and the balance of the deferred costs was $9.3 million. In the fourth quarter of 2012, Auxilium recorded $93.6 million in revenue and $8.4 million in cost of goods sold as the amortization of these deferred revenues and costs, respectively. Had Auxilium not reached agreement with Pfizer to mutually terminate the Pfizer Agreement, Auxilium would have recognized $1.6 million and $0.1 million of revenue and costs, respectively. Therefore, the impact of this change in estimate of the life of the Pfizer Agreement was an increase in 2012 revenues of $92.0 million, cost of goods sold of $8.3 million and net income of $83.7 million, or $1.70 per share, fully diluted (representing the incremental $92.0 million in deferred revenues less the incremental $8.3 million in deferred costs). The remaining deferred revenue and deferred cost balances of $9.8 million and $0.9 million, respectively, will be amortized into Auxilium's income statement by April 24, 2013, the date that the Pfizer collaboration terminates.

        In addition, in the case of contingent consideration related to this single unit of accounting is earned during the performance period, Auxilium will record as revenue a cumulative catch-up adjustment on the date the contingent consideration is earned for the period of time since contract commencement through the date the milestone.

  Revenue allowances

        Auxilium records product sales net of the following allowances: (a) prompt payment discounts, (b) fees to wholesalers based on shipment activity under the terms of wholesaler service agreements, (c) product returns, (d) managed care contract rebates and government health plan charge backs, and (e) product coupons. The table below provides the balances of accruals relating to each of these allowances as of December 31, 2012 and 2011.

	December 31,
	2012	2011
	(in thousands)
Accounts receivable reserves:
Prompt pay discounts	$1,375	$885

Accrued liabilities:
Wholesaler service agreements	4,037	3,611
Product returns	2,000	3,612
Rebates and chargebacks	30,569	23,863
Product coupons and co-pay assistance	1,260	908

Subtotal	37,866	31,994

Total	$39,241	$32,879

        The nature of each of these allowances and the methodology Auxilium uses to determine the reserve accrual with respect to each allowance are described as follows:

  Prompt pay discounts—Prompt payment discounts are offered to all wholesalers in return for payment within 30 days following the invoice date. Based on historical experience, which indicates that virtually all wholesaler payments reflect a deduction for prompt payment discounts, Auxilium records sales net of the discount amount. Auxilium adjusts the reserve at the end of each reporting period to approximate the percentage discount applicable to the outstanding gross accounts receivable balances.

  Wholesaler service agreements—Under contractual agreements with Auxilium's wholesalers, Auxilium provides a fee for service based on shipment activity. The fee rates are set forth in the individual contracts. Auxilium tracks shipments to each wholesaler every period and accrue a liability relating to the unpaid portion of these fees by applying the contractual rates to such shipments.

  Product returns—Auxilium's return policy permits product returns for Testim during a period from six months prior to the product's expiration date until 12 months subsequent to the expiration date and for XIAFLEX during a period from two months prior to the product's expiration date until six months subsequent to the expiration date. However, once dispensed, the product may not be returned. In order to estimate product returns, Auxilium monitors the remaining shelf life of the product when shipped to customers, actual product returns by individual production batches, NPA data for Testim (representing retail prescription information) obtained from IMS, and estimated inventory levels in the distribution channel. By analyzing these factors, Auxilium estimates potential product returns and record a return reserve.

  Rebates and charge-backs—Managed care contract rebates and government health plan charge backs are rebates and payments provided by Auxilium under agreements with private and government health plans. Auxilium accrues the contractual rebates per unit of product for each individual plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction and estimated inventory levels in Auxilium's wholesale and retail channels. The accrual is continually validated through the payment process, typically within a three month cycle.

  Product coupons and co-pay assistance—Product coupons are used for Testim promotion. These coupons offer patients the ability to receive free or discounted product through their prescribing physician, to whom Auxilium provided an inventory of coupons. In September 2011, Auxilium commenced a co-pay assistance program for XIAFLEX. Auxilium used a third party administrator who invoices us on a monthly basis for the cost of these programs in the period. Prior to the completion of the financial statements, Auxilium generally receives invoices for which the reserve was established. At the end of a reporting period, the accrual for these programs represents these unpaid invoice amounts and an estimate for unexpired Testim coupons (if any) outstanding and co-pay assistance claims in process. Auxilium based its estimates on historical redemption rates and data from comparable plans provided by Auxilium's service provider. Auxilium maintained the accrual for unexpired Testim coupons and unprocessed XIAFLEX co-pay claims based on inventory in the distribution channel and the historical coupon usage, and adjust the accrual whenever changes in coupon usage rate occur.

        During 2012, Auxilium implemented a program to statistically measure inventory levels in Auxilium's retail channel. As a result of the finding from this study, Auxilium recorded in 2012 revisions of the estimates of the reserves for product returns and rebates and charge-backs of approximately offsetting amounts.

        The following table provides a roll-forward of the revenue allowances discussed above, in the aggregate, for the years ended December 31, 2012, 2011 and 2010.

	Year ended December 31
	2012	2011	2010
	(in thousands)
Beginning balance	$32,879	$19,799	$16,592
Current estimate related to sales in current period	123,740	83,537	53,246
Current estimate related to sales in prior periods	789	81	(759)
Actual returns / credits in current period related to sales in current period	(85,544)	(53,949)	(36,916)
Actual returns / credits in current period related to sales in prior period	(32,623)	(16,589)	(12,364)

Ending balance	$39,241	$32,879	$19,799

  Valuation of Equity Instruments used in Stock-Based Compensation.

        Auxilium measures stock-based compensation cost for all share-based awards made to employees and directors, including stock options and employee stock purchases, at the grant date based on the fair value of the award. The fair value of stock options is estimated using the Black-Scholes option-pricing model. Pre-vesting forfeitures are estimated in the determination of total stock-based compensation cost based on Company experience. The value of the portion of the award that is ultimately expected to vest is expensed ratably over the requisite service period as compensation expense in the consolidated statement of operations. The determination of fair value of share-based payment awards on the grant date requires significant judgment. Assumptions concerning Auxilium's stock price volatility and projected employee exercise behavior over the contractual life of the award can significantly impact the estimated fair value of an award. If Auxilium's actual experience differs significantly from the assumptions used to compute stock-based compensation cost, or if different assumptions had been used, Auxilium may have recorded too much or too little expense for Auxilium's share-based payment awards.

  Inventory Valuation.

        Inventory is valued using the first-in, first-out method, assuming full absorption of direct and indirect manufacturing costs and normal capacity utilization of Auxilium's internal manufacturing operations for XIAFLEX. Excess or idle capacity costs, resulting from the plant utilization below normal capacity are recognized as Cost of goods sold in the period incurred. Determination of excess or idle plant costs requires significant judgment in establishing what level of production should be considered normal. Through December 31, 2012, Auxilium has not incurred any excess or idle plant costs.

        Auxilium states inventories at the lower of cost or market. Inventory costs are based on Auxilium's judgment of probable future commercial use and net realizable value. Auxilium continually evaluates and provides reserves for inventory on hand that is in excess of expected future demand or that is not expected to meet approved or anticipated specifications. These reserves are based on estimates of forecasted product demand and the likelihood of consumption in the normal course of business and forecasted consumption driven by the approval of new indications, considering the expiration dates of the inventories on hand, planned production volumes and lead times required for restocking of customer inventories. Although Auxilium makes every effort to ensure that Auxilium's forecasts and assessments are reasonable, changes to these assumptions are possible. In such cases, Auxilium's estimates may prove inaccurate and result in an understatement or overstatement of the reserves required to fairly state such inventories.

Management's Discussion and Analysis (March 31, 2014)

Overview

        All historical information in this section and all forward-looking statements were made, and should only be read as representing Auxilium's understanding and expectations, as of May 5, 2014 unless otherwise indicated.

        For the quarter ended March 31, 2014, Auxilium reported net revenues of $88.5 million, compared to net revenues of $66.2 million in the first quarter of 2013, an increase of 34%. For the first quarter of 2014, XIAFLEX U.S. net revenues increased by 38% over the comparable 2013 period to $16.6 million, which amount includes sales related to XIAFLEX for PD. XIAFLEX for PD was launched in January 2014. For the first quarter of 2014, U.S. Testim net revenues decreased by 76% from the first quarter of 2013 to $10.9 million. U.S. revenues from Auxilium's acquired subsidiary, Actient, resulted in U.S. net revenues of $45.3 million for the first quarter of 2014 and included TESTOPEL net revenues of $32.0 million, Edex net revenues of $5.5 million and other U.S. net revenues of $7.8 million. Net revenues for STENDRA, which was launched in January 2014, were $11.6 million. Auxilium reported a net loss of ($56.0) million, or ($1.12) per share (basic and fully diluted), compared to a net loss of ($8.2) million, or ($0.17) per share (basic and fully diluted), reported for the first quarter of 2013. As of March 31, 2014, Auxilium had $76.7 million in cash, cash equivalents and short-term investments, compared to $71.2 million at December 31, 2013, and outstanding debt of $296.6 million ($350.0 million at par value) in the form of the Convertible Senior Notes and $252.5 million ($262.0 million par value) in the Term Loan.

  Certain Significant Developments During the First Quarter of 2014

        Significant business developments that occurred during the first quarter of 2014 or that impacted this period include:

  •
  As of May 5, 2014, there were 13 individual civil actions related to Auxilium's TRT products wherein the plaintiffs allege bodily injury and, in some cases, wrongful death, based on theories of strict liability, fraud and inadequacy of the product warning labels.

  •
  On April 14, 2014, Auxilium and Sobi announced that encore data were presented from multiple clinical trials evaluating the use of XIAFLEX / Xiapex in adult patients with PD. These data were presented at the 29th Annual European Association of Urology (EAU) Congress held April 11-15, 2014 in Stockholm, Sweden.

  •
  On April 7, 2014, Auxilium and Sobi announced that Sobi became the Market Authorisation Holder (MAH) for Xiapex in 28 EU member countries, Norway, and Iceland on April 3, 2014. As the MAH, Sobi has now elected to file for market authorization for Xiapex for the treatment of PD and work is on-going for that filing in the EU.

  •
  On February 24, 2014, Auxilium announced that the FDA accepted its submission of an sBLA requesting approval of XIAFLEX for the treatment of two DC cords concurrently. The PDUFA date for the sBLA filing is October 20, 2014.

  •
  On January 24, 2014, Auxilium filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit in Washington, D.C. appealing the final judgment of non-infringement entered by the United States District Court for the District of Delaware on December 30, 2013 in Auxilium Pharmaceuticals, Inc., et al. v. Upsher-Smith Laboratories, Inc., No. 13-148-SLR (D. Del.), following the District Court's December 4, 2013 granting of summary judgment in favor of Upsher-Smith Laboratories, Inc.

  •
  On January 21, 2014, Auxilium and VIVUS, Inc. announced that the FDA accepted VIVUS' supplemental application that proposes to revise the STENDRA prescribing information with efficacy and safety information from Study TA-501, entitled "A Randomized, Double-Blind, Placebo-Controlled Evaluation of Avanafil for On-Demand Treatment of Men with Erectile Dysfunction".

  •
  On January 8, 2014, Auxilium announced that interim data from its Phase 4 retreatment study (AUX-CC-862) evaluating XIAFLEX in adult patients with DC and a recurrent contracture with a palpable cord will be presented for the first time at the American Association for Hand Surgery (AASH) 2014 Annual Meeting being held January 8-11, 2014 in Kauai, Hawaii.

  •
  In January 2014, Auxilium launched XIAFLEX, the first and only proven safe and effective FDA-approved treatment for PD in men with a palpable plaque and a curvature deformity of ≥30° at the start of therapy. PD can be a devastating disease for patients and their partners and is estimated to be prevalent in 3-9% of adult men.

  •
  In January, 2014, Auxilium also launched STENDRA, a PDE5 inhibitor and the first new drug entry into the $3 billion ED market in nearly a decade.

  •
  As discussed in more detail below under "—Results of Operations", Testim revenue suffered a significant decline in the first quarter of 2014 compared to the first quarter of 2013.

Results of Operations

Revision to previously issued financial statements

        In connection with the preparation of the consolidated financial statements for the third quarter of 2013, an incorrect classification was identified with respect to the manner in which Auxilium classified the tenant improvement allowance of $3.2 million provided by the lessor in the lease for its new corporate headquarters which commenced on January 1, 2013. At recognition of the tenant improvement allowance provided, Auxilium properly recorded in its Consolidated Balance Sheets the cost of the improvements as a fixed asset and the tenant improvement allowance as a deferred rent credit. In the Consolidated Statement of Cash Flows provided in Auxilium's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, the tenant improvements were incorrectly classified as cash used in investing activities and the offsetting increase in deferred rent was incorrectly classified as an adjustment of cash flows provided by operating activities. Auxilium has now determined that the tenant improvement allowance should have been netted against the Purchases of property and equipment to reflect the non-cash nature of these transactions in the periods presented. The effect of the misclassification in the Consolidated Statement of Cash Flows for the three months ended March 31, 2013 and the six months ended June 30, 2013 was a $3.2 million overstatement of both net cash provided by operating activities and net cash used in investing activities. Auxilium assessed this misclassification and concluded that it was not material to its previously issued financial statements. Auxilium has properly presented the tenant improvement transaction in the Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 and the year ended December 31, 2013. The revision of the three month period ended March 31, 2013 was reflected in Auxilium's Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2014 and Auxilium has stated that the revision to the six month period ended June 30, 2013 will be reflected in its second quarter filing of fiscal 2014. Auxilium's Consolidated Statements of Operations for first and second quarters of 2013 and its Consolidated Balance Sheets as of March 31, 2013 and June 30, 2013 were not affected by this misclassification and remain unchanged.

Three Months Ended March 31, 2014 and 2013

        Net revenues.    Net revenues for the three months ended March 31, 2014 and 2013 comprise the following:

	Three months ended March 31,
	2014	2013	Change	% Change
	(in millions)
Testim revenues—
Net U.S. product sales	$10.9	$45.3	$(34.4)	-76
International revenues	0.9	0.2	0.7	350

	11.8	45.5	(33.7)	-74

XIAFLEX revenues—
Net U.S. product sales	16.6	12.0	4.6	38
International revenues	3.2	8.7	(5.5)	-63

	19.8	20.7	(0.9)	-4

Other net U.S. revenues—
TESTOPEL	32.0	0	32.0	n/a
STENDRA	11.6	0	11.6	n/a
Edex	5.5	0	5.5	n/a
Other	7.8	0	7.8	n/a

	56.9	0	56.9	n/a

Total net revenues	$88.5	$66.2	$22.3	34

Revenue allowance as a percentage of gross U.S. revenues	38%	35%	3%

        Net U.S. product sales shown in the above table represent the product sales of Auxilium within the U.S. net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments Auxilium has received through its out-licensing agreements, together with royalties earned on product sales by the licensees.

  Testim

        Total revenues for Testim for the three months ended March 31, 2014 were $11.8 million compared to $45.5 million for 2013. The decrease in Testim net U.S. revenues is principally due to the following factors:

  •
  a shrinking TRT gel market and lower Testim market share, as evidenced by a decline of 26% in total Testim prescriptions for the three months ended March 31, 2014 as compared to the same period in 2013 according to National Prescription Audit data from IMS, a pharmaceutical market research firm;

  •
  destocking of Testim inventory in the wholesale and retail distribution channels;

  •
  a decrease in Auxilium's highest-margin non-contracted prescriptions, resulting in a higher gross-to-net discount applying to Testim sales as a whole; and

  •
  specifically for the first quarter of 2014, Auxilium's being required to accrue a liability for the higher rebates and allowances on all Testim units estimated to be in the wholesale and retail distribution channels.

  XIAFLEX

        Total revenues for XIAFLEX in the first quarter of 2014 were $19.8 million compared to $20.7 million in the first quarter of 2013. Net revenues for the three months ended March 31, 2014 include $16.6 million of net U.S. product sales of XIAFLEX compared to the $12.0 million recorded in the first quarter of 2013. This increase was due to growth in product shipments for XIAFLEX for DC as well the launch of XIAFLEX for PD in January 2014. XIAFLEX international revenues for the three months ended March 31, 2014 amounted to $3.2 million compared to $8.7 million recorded in the first quarter of 2013. The decrease in XIAFLEX international revenues resulted from the amortization of deferred revenue during the three months ended March 31, 2013 related to the Pfizer Agreement. There was no revenue recognized for the three months ended March 31, 2014 related to the Pfizer Agreement, as this agreement was terminated during the second quarter of 2013. This decrease was partially offset by increased sales of XIAFLEX by Auxilium's collaboration partner, Sobi, which resulted in higher royalties for the three months ended March 31, 2014 as compared to the same period in 2013.

  Other net U.S. revenues

        Other U.S. net revenues for the three months ended March 31, 2014 include sales of the products Auxilium acquired in the April 2013 acquisition of Actient as well as its in-licensing of STENDRA in October 2013. The Actient revenues included sales of TESTOPEL, Edex and other U.S. products of $32.0 million, $5.5 million and $7.8 million, respectively. Auxilium did not have any sales of such products in the prior year period since Auxilium had not yet acquired Actient. Auxilium announced a price increase on TESTOPEL at the beginning of March, with an effective date of April 1, 2014. In addition, Auxilium launched STENDRA, a new first-line oral therapy for ED licensed from VIVUS during January 2014, and recognized total sales of $11.6 for the three months ended March 31, 2014.

  Revenue allowances

        Revenue allowances as a percentage of gross U.S. revenues for the first quarter of 2014 compared to the first quarter of 2013 increased due principally to a decrease in Auxilium's highest-margin non-contracted prescriptions of Testim during the first quarter of 2014, resulting in a higher gross-to-net discount applying to Testim sales as a whole; and specifically for the first quarter of 2014, an accrual for a liability relating to the higher rebates and allowances on all Testim units estimated to be in the wholesale and retail channels at December 31, 2013. In addition, the higher percentage in the first quarter of 2014 was impacted by coupons offered on sales of STENDRA in conjunction with the product launch. These increases were partially offset by a lower level of allowances on sales of Actient products which were acquired during the second quarter of 2013.

        Cost of goods sold.    Cost of goods sold were $18.1 million and $15.1 million for the three months ended March 31, 2014 and 2013, respectively. Cost of goods sold reflects the cost of product sold, royalty obligations due to Auxilium's licensors, and the amortization of the deferred costs associated with the collaboration agreements with Actelion, Asahi, Pfizer and Sobi. Cost of goods sold excludes the amortization of product rights associated with the Actient and STENDRA acquisitions. The increase in cost of goods sold in the first quarter of 2014 over the same period in 2013 was principally attributable to the Actient acquisition, offset in part by decreased Testim sales as well as a reduction in deferred costs related to the Pfizer Agreement. The gross margin rate on Auxilium's net revenues was 80% for the three months ended March 31, 2014 compared to 77% for the same period in 2013. The increase in the gross margin rate is due to a higher margin contribution on the acquired Actient products, offset partially by a decrease in Auxilium's Testim net revenues as discussed above.

        Research and development expenses.    Auxilium currently has two projects in clinical development, specifically XIAFLEX for the treatment of Frozen Shoulder syndrome and cellulite. A significant portion of the research and development expenses are for the internal personnel and infrastructure costs common to the support of these development efforts. Since Auxilium does not allocate these common costs to individual projects for external reporting purposes, Auxilium does not report research and development cost by project.

        Research and development expenses were $11.0 million and $11.9 million for the three months ended March 31, 2014 and 2013, respectively. This decrease in expense resulted principally from lower spending on the XIAFLEX multi-cord phase 3 clinical trial for DC and decreased spending on the Phase 3 trials for XIAFLEX for the treatment of Peyronie's. These decreases were partially offset by increased spending on the XIAFLEX Phase 2 trials for cellulite and Frozen Shoulder syndrome, which commenced during the fourth quarter of 2013.

        Selling, general and administrative expenses.    Selling, general and administrative expenses were $78.0 million and $44.3 million for the three months ended March 31, 2014 and 2013, respectively. This increase was primarily due to the added expenses of the acquired Actient operations and an increase in marketing and advertising spend related to the launch of XIAFLEX for the treatment of PD and STENDRA.

        Amortization of purchased intangibles.    Amortization of purchased intangibles of $19.8 million for the three months ended March 31, 2014 relates to the amortization of the finite-lived intangible assets acquired in the acquisitions of Actient and STENDRA.

        Contingent consideration.    Contingent consideration was recorded on the balance sheet at the acquisition date fair value of the Actient and STENDRA acquisitions, based on the consideration expected to be transferred in the form of milestone and royalty obligations, discounted to present value of such payments. Contingent consideration in the Consolidated statement of operations represents the change in the fair value of this contingent consideration. The $7.7 million of contingent consideration expensed during the three months ended March 31, 2014 resulted primarily from an increase in STENDRA royalty and milestone obligations due to higher revenue projections for STENDRA, offset partially by the reversal of an Actient product net sales milestone that Auxilium does not expect to achieve.

        Interest expense.    Interest expense was $9.5 million and $3.0 million for the three months ended March 31, 2014 and 2013, respectively. The increase period-over-period is principally due to interest expense on Auxilium's Term Loan, which was entered into in April 2013, as well as slightly higher interest expense on Auxilium's $350 million aggregate principal amount Convertible Senior Notes issued in January 2013 due to a full quarter of interest expense.

        Other expense, net.    Other expense, net for the three months ended March 31, 2014 and 2013 relates primarily to realized losses on investments, partially offset by interest earned on cash, cash equivalents and short-term investments.

        Income tax expense.    The income tax expense for the three months ended March 31, 2014 represents income taxes payable in certain state jurisdictions. There was no income tax expense/benefit for the comparable period in 2013.

Liquidity and Capital Resources

        Auxilium had approximately $76.7 million and $71.2 million in cash, cash equivalents and short-term investments as of March 31, 2014 and December 31, 2013, respectively.

        As of May 5, 2014, Auxilium believed that its then current financial resources, when combined with cash generated from operations, would be adequate for Auxilium to fund its anticipated operations for at least the next 12 months. Auxilium may, however, elect to raise additional funds to enhance its sales and marketing efforts for additional products Auxilium may acquire, commercialize any product candidates that receive regulatory approval, acquire or in-license approved products, product candidates or companies or technologies for development and to maintain adequate cash reserves to minimize financial market fundraising risks. Insufficient funds may cause Auxilium to delay, reduce the scope of, or eliminate one or more of its development, commercialization or expansion activities. Auxilium's future capital needs and the adequacy of its financial resources will depend on many factors, including:

  •
  Auxilium's ability to successfully market its products;

  •
  Auxilium's ability to manage the maturity and decline of the TRT market and any decline in revenues related to its TRT products;

  •
  Auxilium's ability to continue successfully launching STENDRA and XIAFLEX for the treatment of PD, and its ability to obtain label expansions for STENDRA and for XIAFLEX for the treatment of multiple DC cords;

  •
  the success of the efforts of VIVUS to seek a 15-minute onset of action label expansion for STENDRA,

  •
  entry into the marketplace of competitive products, including generics or branded generics to Testim or a competing product;

  •
  Auxilium's ability to integrate the remaining operations of Actient and its subsidiaries into its operations successfully and efficiently;

  •
  Auxilium's ability to materialize the remaining synergies and benefits, including revenue and profit growth, from the acquisition of Actient;

  •
  the risks or costs associated with the Actient acquisition being greater than Auxilium anticipates;

  •
  third-party payor coverage and reimbursement for Auxilium's products;

  •
  the cost of manufacturing, distributing, marketing and selling Auxilium's products;

  •
  the scope, rate of progress and cost of Auxilium's product development activities;

  •
  the costs of supplying and commercializing Auxilium's products and product candidates;

  •
  the effect of competing technological and market developments;

  •
  the cost of defending various civil litigations relating to Auxilium's TRT products;

  •
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and

  •
  the extent to which Auxilium acquires or invests in businesses and technologies.

        If additional funds are required, Auxilium may raise such funds from time to time through public or private sales of equity or debt securities or from bank or other loans. Financing may not be available on acceptable terms, or at all, and Auxilium's failure to raise capital when needed could materially adversely impact its growth plans and financial condition or results of operations. Additional equity financing, if available, may be dilutive to the holders of Auxilium's common stock and may involve significant cash payment obligations and covenants that restrict Auxilium's ability to operate its business.

Sources and Uses of Cash

        Cash provided by operations was $3.9 million for the three months ended March 31, 2014 compared to $1.9 million for the three months ended March 31, 2013. Cash provided by operations for the three months ended March 31, 2014 resulted primarily from an increase in accounts payable and accrued expenses due to the timing of payments associated with operating expenses and increased revenue, which resulted in higher accruals for revenue allowances. This increase was partially offset by higher inventory levels required to meet Auxilium's growth in product sales. Cash provided by operations for the three months ended March 31, 2013 resulted primarily from the collection of accounts receivable and an increase in accounts payable and accrued expenses, offset partially by a decrease in deferred revenue.

        Cash provided by investing activities was $0.8 million for the three months ended March 31, 2014 compared to cash used in investing activities of $12.4 million for the three months ended March 31, 2013. The cash impact of investing activities relates primarily to net redemptions of $3.3 million and net purchases of $10.5 million of short-term investments in marketable debt securities for the three months ended March 31, 2014 and 2013, respectively, as well as Auxilium's investments in property and equipment in both periods. Auxilium's investments in property and equipment for the three months ended March 31, 2014 related primarily to the implementation of a new accounting system as well as investments in other software projects. The property and equipment cash outflows for the same period in 2013 relate primarily to investments made in Auxilium's new headquarters facility.

        Cash provided by financing activities was $3.9 million and $310.3 million for the three months ended March 31, 2014 and 2013, respectively. Cash provided by financing activities for the first quarter of 2014 reflects $11.0 million of cash received from the exercise of stock options, partially offset by a principal payment on Auxilium's term loan of $3.4 million and contingent consideration payments of $2.7 million related to the Actient acquisition. Cash provided by financing activities for the three months ended March 31, 2013 principally represents the net proceeds of $338.9 million after deducting underwriters' discounts and commissions and offering expenses from the issuance of the Convertible Senior Notes and net payments of $28.5 related to Auxilium's related hedge transactions.

Commitments and Contractual Obligations

        During the three months ended March 31, 2014, there were no material changes outside of the ordinary course of business to Auxilium's commitments and contractual obligations.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements as defined in Item 303(a) (4) of Regulation S-K.

New Accounting Pronouncements

        See the section entitled "Significant Accounting Policies—Recently Issued Accounting Pronouncements" in the Auxilium's Notes to the Consolidated Financial Statements for the year ended December 31, 2013.

Quantitative and Qualitative Disclosures About Market Risk

        Auxilium's financial instruments consist of cash, cash equivalents, short-term investments, trade accounts receivable, accounts payable and long-term obligations. Auxilium considers investments that, when purchased, have a remaining maturity of three months or less to be cash equivalents.

        Auxilium invests in marketable securities in accordance with its investment policy. The primary objectives of Auxilium's investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Its investment policy specifies credit quality standards for its investments. The maximum allowable duration of a single issue is two years.

        Auxilium's investment portfolio is subject to interest rate risk, although limited given the nature of the investments, and will fall in value in the event market interest rates increase. All of its cash, cash equivalents and short-term investments at December 31, 2013, amounting to approximately $71.2 million, were maintained in bank demand accounts, money market accounts, U.S. government obligations, U.S. government-backed securities and corporate notes. Auxilium does not hedge its interest risks, as it believes reasonably possible near-term changes in interest rates would not materially affect its results of operations, financial position or cash flows.

        Transactions relating to Auxilium UK, Limited are recorded in pounds sterling. Upon consolidation of this subsidiary into Auxilium's consolidated financial statements, Auxilium translates the balance sheet asset and liability accounts to the U.S. dollar based on exchange rates as of the balance sheet date; balance sheet equity accounts are translated into the U.S. dollar at historical exchange rates; and all statements of operations and cash flows amounts are translated into the U.S. dollar at the average exchange rates for the period. Exchange gains or losses resulting from the translation are included as a separate component of stockholders' equity. In addition, Auxilium conducts clinical trials in Australia and certain European countries, exposing it to cost increases if the U.S. dollar declines in value compared to the Australian Dollar and the Euro. Auxilium does not hedge its foreign exchange risks, as it believes reasonably possible near-term fluctuations of exchange rates would not materially affect our results of operations, financial position or cash flows.

        In order to reduce the potential equity dilution that would result upon conversion of the 2018 Convertible Notes Auxilium issued in January 2013, Auxilium entered into note hedge transactions with one or more of the underwriters of the 2018 Convertible Notes or their respective affiliates and other financial institutions. The note hedge transactions are expected generally to reduce the potential dilution to Auxilium's common stock and/or offset potential cash payments in excess of the principal amount upon any conversion of 2018 Convertible Notes in the event that the market value per share of the Auxilium's common stock, as measured under the terms of the note hedge transactions, is greater than the strike price of the note hedge transactions (which corresponds to the initial conversion price of the 2018 Convertible Notes and is subject to certain adjustments substantially similar to those contained in the 2018 Convertible Notes). In addition, in order to partially offset the cost of the note hedge transactions, Auxilium issued warrants to purchase approximately 14.5 million shares of its common stock at a strike price of $27.36 to the hedge counterparties at a higher strike price. The warrants would separately have a dilutive effect to the extent that the market value per share of Auxilium's common stock exceeds the applicable strike price of the warrants. In addition, non-performance by the counterparties under the hedge transactions would potentially expose Auxilium to dilution of our common stock to the extent its stock price exceeds the conversion price.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QLT

        The summary set forth below contains selected information and should be read in conjunction with the historical audited consolidated financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of QLT " included in this joint proxy statement/prospectus. The condensed historical financial data presented below is not necessarily indicative of future results of operations. For more information, see the section titled "Where You can Find More Information" beginning on page 481 of this joint proxy statement/prospectus.

        The selected data presented from the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheet as of December 31, 2013 and 2012 are derived from QLT's audited consolidated financial statements, which are included in this joint proxy statement/prospectus. The selected data presented from the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2010 and 2009 and the consolidated balance sheet as of December 31, 2011, 2010 and 2009 are derived from QLT's audited financial statements which do not appear in this joint proxy statement/prospectus. The selected data presented from the condensed consolidated statement of operations for the three months ended March 31, 2014 and 2013 and the condensed consolidated balance sheet as at March 31, 2014 are derived from the interim unaudited financial statements included in this joint proxy statement/prospectus. In QLT management's opinion, all normal and recurring adjustments have been recognized in the interim financial results to fairly present the financial position of QLT as at March 31, 2014 as well as the results of operations and cash flows for the three months ended March 31, 2014.

	Three Months Ended March 31, (unaudited)		Years Ended December 31,
	2014	2013	2013(a)	2012(b)	2011	2010(d)	2009(e)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	4,813	4,080	18,509	24,578	23,043	11,456	2,492
Purchase of IPR&D	—	—	—	—	—	—	7,517
Selling, general, and administrative	2,156	2,082	6,986	15,082	17,059	13,881	13,465
Depreciation	229	235	964	1,165	1,292	1,075	1,354
Restructuring Charges	571	822	2,031	13,850	—	—	(263)

Total operating expenses	7,769	7,219	28,490	54,675	41,394	26,412	24,565

Income (loss) from operations	(7,769)	(7,219)	(28,490)	(54,675)	(41,394)	(26,412)	(24,565)
Other income (expense), net	1,522	786	3,251	8,511	11,216	19,268	12,800

Income (loss) before income taxes	(6,247)	(6,433)	(25,239)	(46,164)	(30,178)	(7,144)	(11,765)
Income tax benefit (expense)	(215)	(183)	(599)	3,900	(1,201)	(2,126)	4,120

Net loss from continuing operations	(6,462)	(6,616)	(25,838)	(42,264)	(31,379)	(9,270)	(7,645)
Income (loss) from discontinued operations, net of tax:	—	189	967	87,962	963	(8,269)	107,079
Net income (loss) applicable to common shareholders(c)	$(6,462)	$(6,427)	$(24,871)	$45,698	$(30,416)	$(17,539)	$99,434

Net income (loss) per common share:
Basic	$(0.13)	$(0.13)	$(0.49)	$0.91	$(0.61)	$(0.33)	$1.77

Diluted	$(0.13)	$(0.13)	$(0.49)	$0.91	$(0.61)	$(0.33)	$1.77

Weighted average number of common shares used to compute net income (loss) per common share
Basic	51,081,878	50,588,614	50,908,953	50,112,389	50,104,788	52,382,373	56,193,599

Diluted	51,081,878	50,588,614	50,908,953	50,112,389	50,104,788	52,382,373	56,193,599

	As of March 31, (unaudited)		As of December 31,
	2014	2013	2013(a)	2012(b)	2011	2010(d)	2009(e)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$139,909	$298,345	$118,527	$307,384	$205,597	$209,478	$188,114
Total assets	157,615	380,391	163,867	401,218	344,544	387,783	419,637
Total stockholders' equity	151,874	372,121	157,784	388,318	329,005	372,944	404,454

The comparability of the foregoing information was impacted by certain divestitures that have occurred since 2009. The following footnotes have been provided to supplement the financial data summarized above.

(a)
On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology to Mati Therapeutics Inc. pursuant to an asset purchase agreement. During the year ended December 31, 2013, QLT recognized a $1.1 million gain within discontinued operations, which represented $1.2 million of sale proceeds net of the $0.2 million carrying value of certain equipment sold and a negligible amount of other transaction fees.

(b)
On September 24, 2012, QLT completed the sale of its Visudyne business to Valeant Pharmaceuticals International, Inc. Pursuant to the asset purchase agreement, QLT received $112.5 million at closing, of which $7.5 million was held in escrow and released to QLT on September 26, 2013. During the year ended December 31, 2012, QLT recognized a pre-tax gain of $101.4 million related to this transaction within discontinued operations.

(c)
Net income (loss) per common share includes the following amounts of stock-based compensation expense:

	As of March 31, (unaudited)		As of December 31,
	2014	2013	2013	2012	2011	2010	2009
Research and development	$335	$30	$358	$1,537	$708	420	85
Selling, general and administrative	$203	$15	$209	$1,787	$1,316	935	1,309
Discontinued Operations	$—	$3	$—	$2,431	$949	1,139	767
(d)
The net loss for the year ended December 31, 2010 reflects a tax provision of $10.9 million which was primarily due to a net increase in QLT's valuation allowance resulting from lack of sufficient evidence available to support QLT's continued recognition of certain future tax benefits.

(e)
On October 1, 2009, the Eligard product line was divested as part of the sale of all of the shares of QLT's U.S. subsidiary, QLT USA, to TOLMAR Holding, Inc. ("Tolmar") for up to an aggregate $230 million plus cash on hand of $118.3 million. Pursuant to the stock purchase agreement with Tolmar, QLT received $20.0 million on closing and $10.0 million on October 1, 2010. In addition, QLT is entitled to other contingent consideration payable on a quarterly basis in amounts equal to 80% of royalties paid by Tolmar under certain license agreements. For the year ended December 31, 2009, QLT recognized a pre-tax gain of $107.4 million within discontinued operations related to this transaction.

(f)
On June 27, 2013, QLT completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of QLT's common shares (the "Cash Distribution"). The Cash Distribution was approved by QLT's shareholders at QLT's annual and special shareholders' meeting on June 14, 2013. All shareholders of record as at June 24, 2013 (the "Record Date") were eligible to participate in the Cash Distribution and received a payment of approximately $3.92 per share based upon the 51,081,878 common shares issued and outstanding on the Record Date.

  For all years presented there were no cash dividends per common share.

 SELECTED QUARTERLY HISTORICAL FINANCIAL DATA OF QLT

2014	March 31
(in thousands of U.S. dollars except per share information)
Research and development expenses	$4,813
Net loss from continuing operations	(6,462)
Net loss	(6,462)
Basic and diluted net (loss) income per common share(c)
Continuing operations	$(0.13)
Discontinued operations	$—

Net (loss) income per common share	$(0.13)

2013(a)	December 31	September 30	June 30	March 31
Research and development expenses	$4,794	$5,243	$4,392	$4,080
Net loss from continuing operations	(5,701)	(7,492)	(6,029)	(6,616)
Net loss	(4,849)	(7,396)	(6,199)	(6,427)
Basic and diluted net (loss) income per common share(c)
Continuing operations	$(0.11)	$(0.15)	$(0.12)	$(0.13)
Discontinued operations	$0.02	$0.00	$0.00	$0.00

Net (loss) income per common share	$(0.10)	$(0.14)	$(0.12)	$(0.13)

2012(b)	December 31	September 30	June 30	March 31
Research and development expenses	$4,958	$5,639	$7,465	$6,517
Net loss from continuing operations	(8,061)	(12,618)	(12,211)	(9,375)
Net (loss) income	(9,181)	81,460	(16,304)	(10,277)
Basic and diluted net (loss) income per common share(c)
Continuing operations	$(0.16)	$(0.25)	$(0.25)	$(0.19)
Discontinued operations	$(0.02)	$1.86	$(0.08)	$(0.02)

Net (loss) income per common share	$(0.18)	$1.61	$(0.33)	$(0.21)

(a)
On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology to Mati pursuant to an asset purchase agreement.

(b)
On September 24, 2012, QLT completed the sale of its Visudyne business to Valeant. Pursuant to the asset purchase agreement, QLT received $112.5 million at closing, of which $7.5 million was held in escrow and released to QLT on September 26, 2013. During the third quarter of 2012, QLT recognized a pre-tax gain of $101.4 million related to this transaction within discontinued operations.

(c)
Basic and diluted (loss) income per common share are determined separately for each quarter. As a result, the sum of the quarterly amounts may differ from the annual amounts disclosed in the consolidated financial statements due to the use of different weighted average numbers of shares outstanding.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF QLT

        Set forth below is the management's discussion and analysis for QLT for (i) the year ended December 31, 2013 compared to the year ended December 31, 2012 and the year ended December 31, 2012 compared to the year ended December 31, 2011, as derived from QLT's audited annual consolidated financial statements for the year ended December 31, 2013, and (ii) the quarter ended March 31, 2014 compared to the quarter ended March 31, 2013, as derived from QLT's condensed unaudited consolidated financial statements for the interim period ended March 31, 2014. These financial statements are and notes thereto are prepared in accordance with generally accepted principals in the United States ("U.S. GAAP") and all of the following amounts are expressed in U.S. dollars unless otherwise indicated.

  Forward-Looking Statements

        The following discussion and analysis of QLT's financial condition and results of operations should be read in conjunction with QLT's consolidated financial statements and related notes included elsewhere this joint proxy statement/prospectus. This discussion and analysis includes certain forward-looking statements that involve risks, uncertainties and assumptions. QLT's actual results could differ materially from those discussed below. For a detailed discussion of factors that could cause or contribute to such differences, refer to the sections titled "Risk Factors" beginning on page 33 and "Cautionary Note Regarding Forward-Looking Statements" beginning on page 99 of this joint proxy statement/prospectus.

Overview

  Strategic Restructuring

        QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by QLT's Board of Directors (the "Board"), QLT announced a new corporate strategy and plans to restructure its operations in order to concentrate its resources on its clinical development programs related to the synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring of QLT, over the course of 2012 and 2013 QLT completed the sale of its Visudyne business to Valeant Pharmaceuticals International, Inc. ("Valeant") and the sale of its punctal plug drug delivery system ("PPDS") to Mati Therapeutics Inc. ("Mati"), and, as a result, significantly reduced its workforce by approximately 180 employees. The remaining employees are focused on the development of QLT091001.

        In connection with the restructuring, following the departure of Robert Butchofsky, QLT's former President and Chief Executive Officer, on August 2, 2012, the Board formed an Executive Transition Committee currently composed of Directors Jeffrey Meckler and Dr. John Kozarich to perform the function of the Chief Executive Officer on an interim basis while the Board determines the resources and management necessary to pursue QLT's new strategy. Jeffrey Meckler serves as Chairman of the Executive Transition Committee.

        In 2013, QLT met with the U.S. Food and Drug Administration ("FDA") and the European Medicines Agency ("EMA"), including an end-of-phase II meeting with the FDA, with a goal to progress QLT091001 for the treatment of certain inherited retinal diseases toward pivotal trials. QLT also initiated a Phase IIa trial of QLT091001 for the treatment of impaired dark adaptation (IDA) to investigate the safety and efficacy of the drug in a larger patient population. In parallel with QLT's continued development efforts on QLT091001, in November 2013 it announced that it had commenced a review of strategic alternatives for QLT.

  Return of Capital

        In connection with the strategic restructuring, the following transactions were executed during 2013 to return capital to QLT's shareholders:

  (a)
  Cash Distribution

        On June 27, 2013, QLT completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of QLT's common shares (the "Cash Distribution"). The Cash Distribution was approved by the QLT's shareholders at QLT's annual general and special shareholders' meeting on June 14, 2013. All shareholders of record as at June 24, 2013 (the "Record Date") were eligible to participate in the Cash Distribution and received a payment of approximately $3.92 per share based upon the 51,081,878 common shares issued and outstanding on the Record Date.

  (b)
  Share Repurchase Program

        On October 2, 2012, QLT commenced a normal course issuer bid to repurchase up to 3,438,683 of its common shares, which represented 10% of its public float as of September 26, 2012. All purchases were effected in the open market through the facilities of the NASDAQ Stock Market in accordance with all applicable regulatory requirements. During the years ended December 31, 2013 and 2012, QLT repurchased 1,691,479 and 1,747,204 common shares under the terms of this bid at a cost of $13.5 million (average price of $7.97 per common share) and $13.7 million (average price of $7.84 per common share), respectively. The bid was completed on March 12, 2013. QLT retired all of these shares as they were acquired. In connection with this retirement, QLT recorded an increase in additional paid-in capital of $2.0 million in 2013 and $2.4 million in 2012.

  Sales of Assets and Discontinued Operations

  Punctal Plug Delivery Program

        On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology (the "PPDS Technology") to Mati. Mati is a development company founded by Robert L. Butchofsky, QLT's former President and Chief Executive Officer, whose employment with QLT was terminated on August 2, 2012 as part of the strategic restructuring described above. In July 2012, QLT retained Goldman Sachs to explore the sale or spin-out of QLT's PPDS Technology and after an assessment of these alternatives; on December 24, 2012 QLT granted Mati a 90-day exclusive option to acquire the PPDS Technology in exchange for $0.5 million. On April 3, 2013, following Mati's exercise of the option, QLT entered into an asset purchase agreement with Mati and completed the sale of the PPDS Technology to Mati. Under the terms of the asset purchase agreement with Mati (the "Mati Agreement"), QLT received an additional payment of approximately $0.8 million at closing and is eligible to receive potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales. Under the terms of the Mati Agreement, QLT has not had any significant ongoing involvement in the operations or cash flows related to the PPDS Technology other than minor transition services which it agreed to provide. The activities related to the transition services were complete as at September 30, 2013.

  Visudyne

        In connection with QLT's strategic restructuring, on September 24, 2012, QLT completed the sale of its only commercial product, Visudyne, to Valeant. Pursuant to the asset purchase agreement between QLT and Valeant (the "Valeant Agreement"), QLT sold all of its assets related to its Visudyne business, including the Qcellus laser then under development by QLT and certain other photodynamic therapy intellectual property. Upon closing QLT received a payment of $112.5 million, of which $7.5 million (previously held in escrow) was released to QLT on September 26, 2013. These funds were held in escrow for one year following the closing date to satisfy any potential indemnification claims that Valeant may have had. Subject to the achievement of certain future milestones, QLT is also eligible to receive the following additional consideration: (i) a milestone payment of $5.0 million if receipt of the registration required for commercial sale of the Qcellus laser in the United States (the "Laser Registration") is obtained by December 31, 2013, $2.5 million if the Laser Registration is obtained after December 31, 2013 but before January 1, 2015, and $0 if the Laser Registration is obtained thereafter ("Laser Earn-Out Payment"); (ii) up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million pursuant to the Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement with Novartis Pharma AG ("Novartis"), which QLT transferred to Valeant in connection with the sale, or from other third-party sales of Visudyne outside of the United States ("U.S."); and (iii) a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the FDA. During 2013, QLT did not receive any contingent consideration related to annual net royalties payable to Valeant pursuant to the Novartis Agreement in respect of the sale of Visudyne outside of the U.S.

        On September 26, 2013, the FDA approved the premarket approval application ("PMA") supplement for the Qcellus laser and QLT invoiced Valeant for the $5.0 million Laser Earn-Out Payment on October 10, 2013. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with respect to the Qcellus laser. While QLT believes that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and QLT may have difficulty collecting the Laser Earn-Out Payment in full.

        In connection with the sale of QLT's Visudyne business, it entered into a transition services agreement with Valeant, pursuant to which it has been providing transition services to Valeant concerning most of the aspects of the Visudyne and Qcellus laser business. In the third quarter of 2013, QLT completed all of its transition services under the transition services agreement with Valeant related to Visudyne, the commercial sale of Visudyne, and obtaining FDA approval of the Qcellus laser through the PMA process.

  Eligard

        On October 1, 2009, QLT divested the Eligard line of products to TOLMAR Holding, Inc. ("Tolmar") as part of the sale of all of the shares of its U.S. subsidiary, QLT USA, Inc. ("QLT USA"). Pursuant to the stock purchase agreement, QLT is entitled to future consideration payable quarterly in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. ("Sanofi") for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft ("MediGene"), which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd. ("Astellas"), for the commercial marketing of Eligard in Europe. In accordance with the terms of the 2009 Stock Purchase Agreement, we are entitled to these payments until the earlier of QLT's receipt of $200.0 million of such royalties or October 1, 2024.

        Effective March 17, 2014, QLT entered into a consent and amendment agreement (the "Consent and Amendment Agreement") to the 2009 Stock Purchase Agreement with Tolmar, under which Tolmar obtained QLT's consent to consummate certain transactions that would affect the Sanofi License described above. Pursuant to the terms of the Consent and Amendment Agreement, in exchange for its consent, QLT received $17.0 million (the "Sanofi Prepayment") on March 17, 2014 as pre-payment and full satisfaction of the remaining contingent consideration owing with respect to potential royalties under the Sanofi License. Among other things, Tolmar and its parent corporation, Dodley International Ltd ("Dodley"), also guaranteed payment of the remaining contingent consideration owing under the 2009 Stock Purchase Agreement with respect to the Astellas License on or before November 30, 2014.

        As of March 31, 2014, QLT received an aggregate of $190.0 million of contingent consideration. Given that Tolmar and Dodley have guaranteed payment of the remaining contingent consideration balance on or before November 30, 2014, the $10.0 million face value of the expected payment was reclassified from contingent consideration to accounts receivable on the condensed consolidated balance sheet as at March 31, 2014.

  Research and Development

        QLT's research and development efforts are currently focused solely on QLT091001.

        QLT091001 orphan drug program for the treatment of Leber Congenital Amaurosis and Retinitis Pigmentosa. QLT is currently evaluating QLT091001 for the treatment of Leber Congenital Amaurosis ("LCA") and Retinitis Pigmentosa ("RP"). Results from QLT's initial Phase Ib clinical proof-of-concept study in patients with LCA and RP were reported for the 14 subject cohort of LCA patients in 2011 and for the 18 subject cohort of early-onset RP patients in March 2012. QLT also reported positive preliminary results from the Phase Ib retreatment study in these subjects. On February 27, 2014 and expects to report final clinical data in the third quarter of 2014. QLT believes it has gained further insight into QLT091001 from the analysis of these preliminary results and recently made submissions to the FDA to further refine its proposed pivotal trial design for the orphan drug program.

        QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in lecithin:retinol acyltransferase ("LRAT") or retinal pigment epithelium protein 65 ("RPE65") genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also cover QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT or RPE65 mutations ("IRD"), including severe early childhood onset retinal dystrophy ("SECORD"), which disease/condition QLT believes subsumes both LCA and RP. The drug has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the LRAT and RPE65 genes. QLT continues its dialogue with the regulatory authorities in the U.S. and EU related to pivotal trial design, indication, protocol requirements and development plans to determine whether future clinical trials could pursue the IRD indication (subsuming both LCA and RP patients at once), or separate LCA or RP indications.

        In addition, QLT has begun a compassionate use program for QLT091001 on a named-patient basis. Under the compassionate use program, QLT091001 may be made available to patients who participated in QLT's completed Phase Ib clinical trial of QLT091001 for the treatment of LCA and RP. The program commenced in Ireland and participation for other patients will be determined on a case-by-case basis in accordance with applicable regulatory laws. Compassionate use programs provide experimental therapeutics to patients with serious or life-threatening diseases that cannot be treated satisfactorily with authorized therapies prior to final FDA, EMA or other applicable regulatory approval.

        In May 2011, the United States Patent and Trademark Office issued Patent No. 7,951,841, a key patent related to this program, covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency, expiring on July 27, 2027, including the period of patent term adjustment. Outside of the US, counterpart patents and patent applications to US Patent No. 7,951,841 with varying scope of protection are pending or have been granted, including European Patent No. 1765322 which was granted on November 6, 2013 and subsequently validated into national patents in 35 European countries, all of which are set to expire in 2025.

        QLT091001 for the treatment of Impaired Dark Adaptation.    In late 2013, QLT initiated a Phase IIa proof-of-concept randomized, multi-center, parallel-group, placebo-controlled trial of QLT091001 in adult subjects with Impaired Dark Adaptation ("IDA"), a condition that results in decreased ability to recover visual sensitivity in the dark after exposure to bright lights. The trial is designed to evaluate the safety profile and effects of QLT091001 on impaired dark adaptation time, glare recovery time and low luminance low contrast best corrected visual acuity.

Critical Accounting Policies and Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods presented. Significant estimates are used for, but not limited to, the fair value of contingent consideration, allocation of overhead expenses to research and development, stock-based compensation, restructuring costs and provisions for taxes, tax assets and liabilities. Actual results may differ from estimates made by management. The significant accounting policies which QLT believes are the most critical to aid in fully understanding and evaluating its reported financial results include those which follow:

Contingent Consideration

        QLT's contingent consideration assets relate to former sales of its Visudyne business and QLT USA, Inc. Contingent consideration is measured at fair value and revalued at the end of each reporting period. Fair value changes are reported as part of Investment and Other Income related to continuing operations. The fair value change in contingent consideration is positively impacted by the passage of time, since all remaining expected cash flows are closer to collection, thereby increasing their present value. The fair value change in contingent consideration is also impacted by the projected amount and timing of expected future cash flows as well as the cost of capital used to discount these cash flows.

        As at December 31, 2013, the fair value of contingent consideration related to QLT's sale of QLT USA, Inc. was $36.6 million. To estimate the fair value of contingent consideration at December 31, 2013, management used a discounted cash flow model based on estimated timing and amount of future cash flows, discounted using a cost of capital of 9% for the contingent consideration related to the Eligard royalties determined by management after considering available market and industry information. Future cash flows were estimated based on historical sales data, expected competition and current exchange rates. If the discount rate were to increase by 1%, the contingent consideration related to the sale of QLT USA would decrease by $0.2 million, from $36.6 million to $36.4 million. If estimated future sales of Eligard were to decrease by 10%, the contingent consideration related to the sale of QLT USA would decrease by $0.3 million, from $36.6 million to $36.3 million.

        As at March 31, 2014 and December 31, 2013, the fair value of contingent consideration related to the Laser Earn-Out Payment, which was previously reclassified to current accounts receivable, was $4.0 million. The $4.0 million estimated fair value represents the $5.0 million face value of the Laser Earn-Out Payment net of $1.0 million of potential collection costs to account for increased uncertainty related to collection risk.

Stock-Based Compensation

        Accounting Standards Codification ("ASC") topic 718 requires stock-based compensation to be recognized as compensation expense in the statement of earnings based on their fair values on the date of the grant, with the compensation expense recognized over the period in which a grantee is required to provide service in exchange for the stock award. Compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date.

        QLT uses the Black-Scholes option pricing model to estimate the value of QLT's stock option awards at each grant date. The Black-Scholes option pricing model was developed for use in estimating the value of such options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. QLT projects expected volatility and expected life of such options based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates that coincide with the terms of its options.

        For the year ended December 31, 2013, stock-based compensation expense of $0.6 million was expensed as follows: $0.4 million to research and development costs, $0.2 million to selling, general and administrative costs, and nil to discontinued operations. The weighted average assumptions used to value the options granted during 2013 included: volatility of 46.0%, a 6.5 year expected life, and a 2.0% risk-free interest rate.

        For the year ended December 31, 2012, stock-based compensation expense of $5.8 million was expensed as follows: $1.5 million to research and development costs, $1.8 million to selling, general and administrative costs, and $2.4 million to discontinued operations. The weighted average assumptions used to value options granted during 2012 included: volatility of 46.8%, a 3.8 year expected life, and a 1.0% risk-free interest rate.

        For the year ended December 31, 2011, stock-based compensation of $3.0 million was expenses as follows: $0.7 million for research and development costs, $1.3 million to selling, general and administrative costs, and $0.9 million to discontinued operations. The weighted average assumptions used for options granted during 2011 included a volatility factor or 48.8%, a 3.7 year term until exercise, and a 2.1% risk-free interest rate.

Research and Development

        Research and development ("R&D") costs are expensed as incurred and consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses associated with QLT's various R&D programs. Overhead expenses comprise general and administrative support provided to the R&D programs and involve costs associated with support activities such as rent, facility maintenance, utilities, office services, information technology, legal, accounting and human resources. Significant judgment is required in the selection of an appropriate methodology for the allocation of overhead expenses. QLT's methodology for the allocation of overhead expenses utilizes the composition of its workforce as the basis for the allocation. Specifically, QLT determines the proportion of its workforce that is dedicated to R&D activities and allocates to R&D expense the equivalent proportion of overhead expenses. QLT considers this method the most reasonable method of allocation based on the nature of its business and workforce. Changes in the composition of QLT's workforce and the types of support activities are factors that may influence the allocation of overhead expenses. Costs related to the acquisition of development rights for which no alternative use exists are classified as research and development and expensed as incurred. Patent application, filing and defense costs are also expensed as incurred.

Income Taxes

        Income taxes are reported using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (i) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (ii) operating loss and tax credit carryforwards using applicable enacted tax rates. An increase or decrease in these tax rates will increase or decrease the carrying value of future net tax assets resulting in an increase or decrease to net income. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes. Significant estimates are required in determining QLT's provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on

QLT's future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, changes in financial statement presentation related to discontinued operations, and changes in overall levels of pre-tax earnings. The realization of QLT's deferred tax assets is primarily dependent on generating sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

        QLT records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. QLT has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will be sustained upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See the "Income Taxes" notes in the Consolidated Financial Statements.

Recently Issued and Recently Adopted Accounting Standards

        Refer to the "Significant Accounting Policies" notes in the Consolidated Financial Statements for a discussion of recently adopted and new accounting pronouncements.

Comparison of Three Months Ended March 31, 2014 and 2013

        All historical information in this section and all forward looking statements were made, and should only be read as representing QLT's understanding and expectations as of April 30, 2014 unless otherwise indicated.

        The following table sets out QLT's net loss from operations for the three months ended March 31, 2014 and 2013:

	Three months ended March 31,
(In thousands of U.S. dollars, except per share data)	2014	2013
Net loss and comprehensive loss	$(6,462)	$(6,427)
Basic and diluted net loss per common share	$(0.13)	$(0.13)

        Detailed discussion and analysis of QLT's results of operations are as follows:

Costs and Expenses

  Research and Development

        During the three months ended March 31, 2014, research and development ("R&D") expenditures from continuing operations were $4.8 million compared to $4.1 million for the same period in 2013. The $0.7 million (17%) increase was primarily due to costs incurred in connection with QLT's current toxicity studies, IDA study and preparatory activities for QLT's QLT091001 pivotal trial. These cost increases were partially offset by lower R&D costs related to QLT's LCA and RP Phase Ib Study, which was substantially completed in 2013; and net overall savings related to QLT's 2012 workforce reduction and other restructuring activities.

  Selling, General and Administrative Expenses

        During the three months ended March 31, 2014, selling, general and administrative ("SG&A") expenses were $2.2 million compared to $2.1 million for the same period in 2013. The net $0.1 million (5%) increase in SG&A expenses was primarily due to fees incurred in connection with the exploration of certain strategic alternatives, which were partially offset by net overall savings related to QLT's 2012 workforce reduction and other restructuring activities.

  Restructuring Charges

        During the three months ended March 31, 2014, QLT recorded restructuring charges of $0.6 million, which primarily related to severance and termination benefits accrued for the pending termination of its Senior Vice President of Business Development and Commercial Operations, Alexander R. Lussow. Effective December 18, 2013, QLT entered into a letter agreement with Dr. Lussow, in which QLT, among other things, agreed to terminate his employment on either March 31, 2014, April 30, 2014 or May 31, 2014, at QLT's discretion. The estimated cost of Dr. Lussow's remaining severance and termination benefits are expected to be approximately $0.9 million.

        During the three months ended March 31, 2013, QLT recorded restructuring charges of $0.8 million which primarily consisted of severance and termination benefits and contract termination costs related to QLT's 2012 restructuring activities.

Investment and Other Income

  Net Foreign Exchange Gains (Losses)

        For the three months ended March 31, 2014 and 2013, net foreign exchange gains (losses) comprised gains and losses from the impact of foreign exchange fluctuations on QLT's monetary assets and liabilities that are denominated in currencies other than the U.S. dollar (principally the Canadian dollar). See "Management's Discussion And Analysis of Financial Condition and Results of Operations of Auxilium—Liquidity and Capital Resources—Interest and Foreign Exchange Rates" above.

  Fair Value Change in Contingent Consideration

        During the three months ended March 31, 2014, QLT recorded fair value gains on its contingent consideration of $1.5 million, compared to fair value gains of $0.8 million for the same period in 2013. The $0.7 million increase in fair value gains is primarily due to the $17.0 million Sanofi Prepayment received on March 17, 2014 and the guarantee of payment of the remaining contingent consideration balance by Tolmar and Dodley on or before November 30, 2014. For more detailed information, refer to the discussion under the "—Sales of Assets and Discontinued Operations—Eligard" section above.

  Income from Discontinued Operations

        During the three months ended March 31, 2014, QLT incurred a negligible loss from discontinued operations.

        During the three months ended March 31, 2013, QLT earned $0.2 million of income earned from discontinued operations, which primarily related to sale proceeds received from the sale of QLT's PPDS Technology, which was completed in April 2013.

        See Note 9—Discontinued Operations in the Notes to QLT's unaudited condensed consolidated financial statements for the three months ended March 31, 2014.

  Income Taxes

        During the three months ended March 31, 2014 and March 31, 2013, the provision for income taxes was $0.2 million for both periods. The provision in each period primarily relates to the gain on the fair value change of QLT's Eligard related contingent consideration. The provisions also reflected that QLT had insufficient evidence to support current or future realization of the tax benefits associated with its development expenditures.

        During the three months ended March 31, 2014, QLT's net deferred tax asset were reduced to nil as a result of the fair value change, which was primarily due to the receipt of the $17.0 million Sanofi Prepayment and the reclassification of the $10.0 million remaining Eligard related contingent consideration to accounts receivable. Refer to Note 2—Contingent Consideration of the unaudited condensed consolidated financial statements for the three months ended March 31, 2014 for more information.

        As insufficient evidence exists to support current or future realization of the tax benefits associated with the vast majority of QLT's current and prior period operating expenditures, the benefit of certain tax assets was not recognized during the three months ended March 31, 2014 and March 31, 2013.

        As of March 31, 2014, QLT had a valuation allowance against specifically identified tax assets. The valuation allowance is reviewed periodically and if management's assessment of the "more likely than not" criterion for accounting purposes changes, the valuation allowance is adjusted accordingly.

Liquidity and Capital Resources

General

        As at March 31, 2014, QLT believed that its then current cash resources, working capital, cash from divestitures, and other available financing resources were sufficient to service then current product research and development needs, operating requirements, liability requirements, milestone payments, and restructuring and change in control obligations.

        However, as at March 31, 2014, factors that could affect QLT's future capital availability or requirements include returns of capital to shareholders, including future share repurchases; the status of competitors and their intellectual property rights; receipt of royalties owing to QLT under the terms of the 2009 Stock Purchase Agreement and related Consent and Amendment Agreement with Tolmar; levels of future sales of Visudyne and receipt of certain earn-out payments and future contingent consideration under the Valeant Agreement; levels of any future payments under the Mati Agreement; the progress of QLT's R&D programs, including preclinical and clinical testing; the timing and cost of obtaining regulatory approvals; the levels of resources that QLT devotes to the development of manufacturing and other support capabilities; technological advances; the cost of filing, prosecuting and enforcing patent claims and other intellectual property rights; pre-launch costs related to commercializing products in development; acquisition and licensing activities; milestone payments and receipts; QLT's ability to establish collaborative arrangements with other organizations; and the pursuit of future financial and/or strategic alternatives.

        There is no guarantee that QLT's future liquidity and capital resources will be sufficient to service its operating needs and financial obligations. In this event, QLT's business could be materially and adversely affected and it would be required to seek other financing alternatives.

Sources and Uses of Cash

        QLT finances operations, product development and capital expenditures primarily through existing cash, sales of assets and contingent consideration received.

        During the three months ended March 31, 2014, QLT used $5.1 million of cash in operations compared to $9.3 million for the same period in 2013. The $4.2 million positive cash flow variance was primarily attributable to the following:

  •
  A positive operating cash flow variance from lower operational spending of $2.9 million related to the continuing impact of 2012 restructuring initiatives;

  •
  A positive operating cash flow variance from lower spending on restructuring costs of $0.8 million; and

  •
  A positive operating cash flow variance from a $0.5 million increase in other income.

        During the three months ended March 31, 2014, cash flows provided by investing activities consists of $26.6 million of contingent consideration received in connection with QLT's previous sale of QLT USA. During the three months ended March 31, 2013, cash flows provided by investing activities consisted of $9.6 million of contingent consideration received and $0.2 million of proceeds received from the sale of certain property, plant and equipment. The overall $16.9 million increase in cash flows provided by investing activities is primarily due to the $17.0 Sanofi Prepayment received on March 17, 2014, which is discussed in more detail under the "—Sales of Assets and Discontinued Operations—Eligard" section above.

        During the three months ended March 31, 2014, there were no cash flows related to financing activities. During the three months ended March 31, 2013, cash flows used in financing activities consisted of $14.1 million used to repurchase common shares, offset by $4.8 million received for the issuance of common shares related to the exercise of stock options.

Interest and Foreign Exchange Rates

        QLT is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of its current assets and liabilities. At March 31, 2014, QLT had $139.9 million in cash and cash equivalents and QLT's cash equivalents had an average remaining maturity of approximately 24 days. If market interest rates were to increase immediately and uniformly by one hundred basis points from levels at March 31, 2014, the fair value of the cash equivalents would decline by an immaterial amount due to the short remaining maturity period.

        The functional currency of QLT Inc. and its U.S. subsidiaries is the U.S. dollar and, therefore, its U.S. dollar-denominated cash and cash equivalents holdings do not result in foreign currency gains or losses in operations. To the extent that QLT Inc. holds a portion of its monetary assets and liabilities in Canadian dollars, QLT is subject to translation gains and losses. These translation gains and losses are included in operations for the period.

        At March 31, 2014, QLT had no outstanding forward foreign currency contracts and no collateral was pledged for security.

Contractual Obligations

        As of March 31, 2014, QLT's material contractual obligations consist of its clinical and development agreements. QLT currently has a two year operating lease commitment, which commenced on September 1, 2013, for approximately 20,000 square feet of office and laboratory space.

Comparison of Years Ended December 31, 2013, 2012 and 2011

        All historical information in this section and all forward looking statements were made, and should only be read as representing QLT's understanding and expectations as of February 28, 2014 unless otherwise indicated.

        The following table presents QLT's net income (losses) for the years ended December 31, 2013, 2012 and 2011:

	Year ended December 31
(In thousands of U.S. dollars, except per share data)	2013	2012	2011
Net (loss) income and comprehensive (loss) income	$(24,871)	$45,698	$(30,416)
Basic and diluted net loss per common share	$(0.49)	$0.91	$(0.61)

        Detailed discussion and analysis of QLT's results of operations are as follows:

Expenses

  Research and Development

        During the year ended December 31, 2013, research and development ("R&D") expenditures from continuing operations were $18.5 million compared to $24.6 million for the same period in 2012. The $6.1 million (25%) decrease was primarily due to: (i) $4.8 million of savings resulting from QLT's 2012 workforce reduction and lower spending on the synthetic retinoid program QLT091001, and (ii) the $1.2 million impact of the accelerated vesting of certain stock options recorded in 2012 in connection with the election of a new Board of Directors on June 4, 2012.

        During the year ended December 31, 2012, R&D expenditures from continuing operations were $24.6 million compared to $23.0 million for the same period in 2011. The $1.6 million (7%) increase was primarily due to the $1.2 million charge discussed above related to the accelerated vesting of certain stock options and higher spending on the synthetic retinoid program QLT091001 in 2012 relative to 2011.

        R&D expenditures related to QLT's former Visudyne business and PPDS Technology are presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive (Loss) Income. For additional discussion on these expenditures, refer to the "—Income from Discontinued Operations, Net of Income Taxes" section below and Note 12—Discontinued Operations and Assets Held for Sale" in Notes to the Consolidated Financial Statements for the year ended December 31, 2013.

        Total cumulative costs incurred through December 31, 2013 related to QLT091001 were $94.4 million.

        For a more detailed description of QLT's significant development programs, refer to the "Research and Development" section above.

  Selling, General and Administrative Expenses

        For the year ended December 31, 2013, selling, general and administration ("SG&A") expenses were $7.0 million compared to $15.1 million for the same period in 2012. The $8.1 million (54%) decrease was primarily due to: (i) $6.9 million of savings resulting from QLT's 2012 workforce reduction, a decrease in discretionary spending and other restructuring activities; and (ii) higher compensation expense incurred in 2012 related to the $1.2 million impact of the accelerated vesting of certain stock options and directors' deferred stock units in connection with the election of a new Board of Directors on June 4, 2012.

        For the year ended December 31, 2012, SG&A expenses were $15.1 million compared to $17.1 million for the same period in 2011. The $2.0 million (11.6%) decrease was primarily due to savings resulting from QLT's 2012 workforce reduction, which were partially offset by the $1.2 million charge noted above related to accelerated vesting of certain stock options and deferred stock units discussed above.

  Depreciation

        During the year ended December 31, 2013, depreciation expense was $1.0 million compared to $1.2 million for the same period in 2012. The $0.2 million (17%) decrease was primarily due to the continuing impact of the 2012 $1.1 million impairment write-down of certain property, plant and equipment related to the restructuring, which was announced in July 2012.

        During the year ended December 31, 2012, depreciation expense was $1.2 million compared to $1.3 million for the same period in 2011. The $0.1 million (8%) decrease was primarily due to the $1.1 million impairment charge discussed above.

  Restructuring charges

        During the year ended December 31, 2012, QLT restructured its operations to focus its resources on its clinical development programs related to the synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. Following the sale of Visudyne to Valeant, QLT further reduced its workforce to better align resources with QLT's corporate objectives. Approximately 180 employees were affected by the restructuring to date. Severance and support provisions were made to assist these employees with outplacement. As at December 31, 2013, annualized operating savings specifically related to the workforce reduction is approximately $25.0 million.

        Effective December 18, 2013, QLT entered into a letter agreement with Alexander R. Lussow, the Senior Vice President, Business Development and Commercial Operations, in which QLT, among other things, agreed to terminate his employment on either March 31, 2014, April 30, 2014 or May 31, 2014, at the QLT's discretion. The estimated cost of Dr. Lussow's severance and termination benefits were expected to range between $1.0 million to $1.1 million depending on his actual termination date. As at December 31, 2013, QLT recognized $0.1 million of this expected obligation in its restructuring accrual and expense in accordance with ASC No. 420—Exit or Disposal Cost Obligations. Based on the terms of Dr. Lussow's current termination arrangement, QLT expects that his severance and termination benefits will be substantially paid out by the end of the second quarter of 2014. Refer to Note 9—Restructuring Charges in the Notes to the Consolidated Financial Statements for the year ended December 31, 2013.

        During the year ended December 31, 2013, QLT recorded $2.0 million of restructuring charges, which primarily consisted of $1.7 million of severance and termination benefits, $0.4 million of lease termination costs related to excess office space which was vacated in 2012 and 2013, and $0.2 million of relocation charges related to the downsizing of QLT's office space. These charges were partially offset by a $0.3 million recovery from sales of certain property, plant and equipment that was previously written off in 2012 and/or classified as held for sale.

        During the year ended December 31, 2012, we recorded $16.9 million of restructuring charges ($3.1 million of this amount was included in discontinued operations), which primarily consisted of $14.6 million of severance and termination benefits, $1.1 million of property, plant and equipment impairment charges, and $1.3 million of contract termination costs.

Investment and Other Income (Expense)

  Net Foreign Exchange Losses

        For the years ended December 31, 2013, 2012 and 2011, net foreign exchange losses represent the impact of foreign exchange fluctuations on QLT's monetary assets and liabilities that are denominated in currencies other than the U.S. dollar (principally the Canadian dollar). See the "—Liquidity and Capital Resources—Interest and Foreign Exchange Rates" section below.

  Interest Income

        Interest income was $0.2 million for the years ended December 31, 2013 and 2012. During the year ended December 31, 2012, interest income decreased by 71% to $0.2 million from $0.7 million in 2011. The decrease was primarily driven by the $0.5 million of interest income earned in 2011 on the mortgage receivable from Discovery Parks Holdings Ltd.

  Fair Value Change in Contingent Consideration

        During the year ended December 31, 2013, QLT recorded fair value gains on its contingent consideration of $2.9 million, compared to fair value gains of $8.2 million and $10.1 million for the same periods in 2012 and 2011, respectively. Fair value gains arise from the accretion of QLT's contingent consideration assets, which are measured and recorded as the present value of future expected payments. The year-over-year declines in fair value gains are primarily driven by the impact of cash collected during the period, which decreases the balance of future expected cash flows owed to QLT.

  Related to the Sale of QLT USA, Inc.

        During the year ended December 31, 2013, QLT received $38.7 million of proceeds and recorded a $4.1 million fair value gain related to the contingent consideration associated with its previous sale of QLT USA. Similarly, during the years ended December 31, 2012 and 2011, QLT received $37.1 million and $40.7 million of proceeds and recorded $8.4 million and $10.1 million of fair value gains, respectively.

  Related to the Sale of Visudyne

        As a result of the dispute with Valeant described under the "The Business of QLT—Overview—Sales of Assets and Discontinued Operations" section below, during the year ended December 31, 2013, QLT recorded a $0.8 million decrease in the fair value of its contingent consideration pertaining to the Laser Earn-Out Payment to reflect the increased uncertainty related to collection risk. In addition to the $0.8 million fair value decrease described above, QLT also recorded a net $0.5 million decrease in the fair value of our contingent consideration related to a revision in its estimate of potential future QLT's royalties owing. As at December 31, 2013, the $4.0 million estimated fair value of the $20.0 million of aggregate potential contingent payments represents the fair value of the $5.0 million Laser Earn-Out Payment net of $1.0 million of potential collection costs to account for the increased uncertainty related to collection risk. The remaining estimated fair value of the contingent consideration, which relates to estimated future net royalties pursuant to the Novartis Agreement, is currently valued at nil. The estimated $4.0 million is recorded as current accounts receivable on QLT's consolidated balance sheet.

        During the year ended December 31, 2012, QLT recorded a $0.2 million of fair value decrease related to the Visudyne contingent consideration.

Income from Discontinued Operations, Net of Income Taxes

        In accordance with the accounting standard for discontinued operations, the results of operations relating to both QLT's PPDS Technology and Visudyne business were excluded from continuing operations and reported as discontinued operations for all periods presented.

        During the year ended December 31, 2013, income from discontinued operations, net of taxes, was $1.0 million and primarily consisted of a $1.1 million gain derived from the sale of QLT's PPDS Technology. For more information refer to the "The Business of QLT—Overview—Sales of Assets and

Discontinued Operations" section above and Note 12—Discontinued Operations and Assets Held for Sale in Notes to the Consolidated Financial Statements for the year ended December 31, 2013.

        During the year ended December 31, 2012, income from discontinued operations, net of taxes, was $88.0 million compared to $1.0 million reported in 2011. The increase was driven by a pre-tax gain of $101.4 million on the divestment of QLT's Visudyne business during the third quarter of 2012.

Income Taxes

        During the year ended December 31, 2013, the provision for income taxes related to continuing operations was $0.6 million. The provision primarily relates to the current period gain on the fair value change of QLT's Eligard related contingent consideration. In addition, the provision also reflects QLT's position of having insufficient evidence to support current or future realization of the tax benefits associated with its development expenditures.

        During the year ended December 31, 2012, we recorded a net income tax recovery from continuing operations of $3.9 million. The recovery primarily related to the recognition of the tax benefit of its operating losses from continuing operations. As a result of the sale of Visudyne to Valeant, QLT benefited from a portion of its operating losses from continuing operations.

        During the year ended December 31, 2011, the provision for income taxes from continuing operations was $1.2 million. The provision primarily relates to the drawdown of the tax asset associated with the gain on the fair value change of the contingent consideration and reflects QLT's position of having insufficient evidence to support current or future realization of the tax benefits associated with QLT's development expenditures at that time.

        During the year ended December 31, 2013, the provision for income taxes related to discontinued operations was $0.2 million. The provision primarily relates to the drawdown of a prepaid tax asset that was recorded in a prior year in connection with the intercompany transfer of certain intellectual property and the subsequent sale of such technology to Mati in April 2013. The provision also reflects QLT's position of having insufficient evidence to support current or future realization of the tax benefits associated with expenditures related to its discontinued operations.

        During the year ended December 31, 2012, the provision for income taxes related to discontinued operations was $5.8 million. The provision primarily relates to the recognition of the tax cost of utilizing the tax shield associated with QLT's operating losses realized from continuing operations. The provision also reflected that substantially all of the remaining balance of the tax impact of the gain on sale from discontinued operations was offset by tax basis and other tax attributes (e.g. loss carryforwards), which previously had a valuation allowance.

        During the year ended December 31, 2011, the provision for income taxes related to discontinued operations was $1.6 million. The provision primarily relates to income taxes associated with QLT's income allocable to its activities in the U.S., as well as the reversal of a prepaid tax asset set up in 2010 in connection with certain profits on intercompany sales of inventory that had not been sold to third parties at that time.

        As at December 31, 2013 and 2012, the respective net deferred tax assets of $0.3 million and $1.0 million were largely due to contingent consideration, and other temporary differences against which a valuation allowance was not applied.

        As at December 31, 2013 and 2012, QLT had a full valuation allowance applied against specific tax assets. The valuation allowance is reviewed periodically and if management's assessment of the "more likely than not" criterion for accounting purposes changes, the valuation allowance is adjusted accordingly. See Note 11—Income Taxes in Notes to the Consolidated Financial Statements for the year ended December 31, 2013.

Liquidity and Capital Resources

General

        As at December 31, 2013, QLT believed that its then current cash resources, working capital, cash from divestitures, cash collected from contingent consideration, and other available financing resources were sufficient to service then current product research and development needs, operating requirements, liability requirements, milestone payments, and restructuring and change in control obligations.

        However, as at December 31, 2013 factors that could affect QLT's future capital availability or requirements included: returns of capital to shareholders, including future share repurchases; the status of competitors and their intellectual property rights; levels of future sales of Eligard and QLT's receipt of contingent consideration under the QLT USA stock purchase agreement with Tolmar; levels of future sales of Visudyne and receipt of contingent consideration under the Valeant Agreement; the progress of QLT's R&D programs, including preclinical and clinical testing; the timing and cost of obtaining regulatory approvals; the levels of resources that QLT devotes to the development of manufacturing and other support capabilities; technological advances; the cost of filing, prosecuting and enforcing patent claims and other intellectual property rights; pre-launch costs related to commercializing QLT's products in development; acquisition and licensing activities; milestone payments and receipts; QLT's ability to establish collaborative arrangements with other organizations; and the pursuit of future financial and/or strategic alternatives.

        There is no guarantee that QLT's future liquidity and capital resources will be sufficient to service its operating needs and financial obligations. In this event, QLT's business could be materially and adversely affected and QLT would be required to seek other financing alternatives.

Sources and Uses of Cash

        QLT finances operations, product development and capital expenditures primarily through existing cash, sales of assets and contingent consideration received.

        For the year ended December 31, 2013, QLT used $25.8 million of cash in operations as compared to $41.6 million for the same period in 2012. The $15.8 million positive cash flow variance is primarily attributable to:

  •
  A positive operating cash flow variance from lower operational spending of $37.1 million associated with QLT's 2012 restructuring initiatives;

  •
  A positive operating cash flow variance from lower spending on restructuring costs of $11.1 million;

  •
  A positive operating cash flow variance from higher tax recoveries of $1.0 million;

  •
  A positive operating cash flow variance from other income items of $0.6 million;

  •
  A negative operating cash flow variance from lower cash receipts from previous product sales and royalties of $29.9 million; and

  •
  A negative operating cash flow variance related to the fair value change in contingent consideration of $4.1 million.

        For the year ended December 31, 2012, QLT used $41.6 million of cash in operations as compared to $16.6 million for the same period in 2011. The $25.0 million negative cash flow variance is primarily attributable to:

  •
  A negative cash flow variance from restructuring costs of $14.9 million;

  •
  A negative operating cash flow variance from lower cash receipts from product sales and royalties of $11.0 million;

  •
  A negative operating cash flow variance from proceeds related to the fair value change in contingent consideration of $1.9 million;

  •
  A negative operating cash flow variance from lower net tax recoveries of $1.6 million;

  •
  A negative operating cash flow variance from lower other income of $1.6 million; and

  •
  A positive operating cash flow variance from lower operating and inventory related expenditures of $6.0 million.

        During the year ended December 31, 2013, cash flows provided by investing activities consisted of $34.6 million of contingent consideration received in connection with QLT's previous sale of QLT USA, Inc. and $8.5 million of proceeds from the sale of discontinued operations, which includes: (i) $7.5 million of proceeds released from escrow as described above; (ii) $0.8 million of proceeds related to the sale of QLT's PPDS Technology; and (iii) $0.2 million of proceeds from the sale of certain assets and property, plant and equipment, that was previously designated as held for sale. These cash inflows were partially offset by $0.2 million of capital expenditures.

        During the year ended December 31, 2012, cash flows provided by investing activities consisted of $101.5 million of net proceeds from the sale of Visudyne; $28.9 million of contingent consideration collected; $5.9 million of proceeds from collection of the mortgage receivable; $0.5 million of proceeds related to the 90-day option granted to Mati to acquire assets related to QLT's PPDS Technology; and $0.3 million of proceeds related to the out-license and sale of certain non-core assets. These cash inflows were partially offset by $0.9 million of capital expenditures.

        During the year ended December 31, 2013, cash flows used in financing activities included the $200.0 million Cash Distribution to shareholders and $14.1 million of cash used to repurchase common shares, including repurchase costs. These cash outflows were partially offset by $8.3 million of cash received for the issuance of common shares related to the exercise of stock options.

        During the year ended December 31, 2012, cash flows provided by financing activities consisted of $20.4 million received for the issuance of common shares related to the exercise of stock options, offset by common shares repurchased for $13.1 million.

Interest and Foreign Exchange Rates

        QLT is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of its current assets and liabilities. At December 31, 2013, QLT had $118.5 million in cash and cash equivalents and its cash equivalents had an average remaining maturity of approximately 7.5 days. If market interest rates were to increase immediately and uniformly by one hundred basis points from levels at December 31, 2013, the fair value of the cash equivalents would decline by an immaterial amount due to the short remaining maturity period.

        The functional currency of QLT Inc. and its U.S. subsidiaries is the U.S. dollar, therefore QLT's U.S. dollar-denominated cash and cash equivalents holdings do not result in foreign currency gains or losses in operations. To the extent that QLT Inc. holds a portion of its monetary assets and liabilities in Canadian dollars, QLT is subject to translation gains and losses. These translation gains and losses are included in operations for the period.

        At December 31, 2013 and 2012, QLT had no outstanding forward foreign currency contracts.

Contractual Obligations

        In the normal course of business, QLT enters into purchase commitments related to daily operations. In addition, QLT has entered into operating lease agreements related to office space, vehicles and office equipment. As at December 31, 2013, the minimum annual commitments related to these agreements are as follows:

	Payments Due by Period
(in thousands of U.S. dollars) Contractual Obligations(1)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating Leases(2)	$1,062	$632	$430	$—	$—
Purchase Obligations(3)	7,355	7,205	150	—	—
Milestone Obligations(4)	1,000	1,000	—	—	—

Total	$9,417	$8,837	$580	$—	$—

(1)
At December 31, 2013, QLT had approximately $1.8 million of long-term liabilities associated with uncertain tax positions. At this time, QLT is unable to make a reasonably reliable estimate of the timing of future payments, if any, due to uncertainties in the timing of future outcomes of tax audits that may arise. As a result, uncertain tax liabilities are not included in the table above.

(2)
Operating leases comprise the long-term lease of office space and photocopiers.

(3)
In accordance with U.S. GAAP, these purchase obligations relate to expected future expenditures that are not reflected on QLT's Consolidated Balance Sheet as at December 31, 2013. Total purchase obligations of $7.4 million consist of $4.2 million in ongoing research contracts with third-party organizations and $3.2 million in other outstanding purchase commitments related to the normal course of business. Although all of QLT's material research contracts with third-party organizations are cancelable, it does not intend to cancel such contracts. These amounts reflect commitments based on existing contracts and do not reflect any future modifications to, or terminations of, existing contracts or anticipated or potential new contracts.

(4)
QLT has also committed to make potential future milestone payments to certain third parties as part of its licensing, development, and purchase agreements. Payments under these arrangements generally become due and payable upon achievement of certain developmental, regulatory or commercial milestones. Where the achievement of these milestones was probable, as of December 31, 2013, QLT included them in the table above. For more information refer to Note 15 (b)—Contingencies, Commitments and Guarantees—Milestone and Royalty Obligations under the Notes to the Consolidated Financial Statements and Item 1. Business—Our Products in Development, QLT091001- Synthetic Retinoid Program of the Annual Report on Form 10-K for the year ended December 31, 2013.

Off-Balance Sheet Arrangements

        In connection with the sale of assets and businesses, QLT provides indemnities with respect to certain matters, including product liability, patent infringement, contractual breaches and misrepresentations, and QLT provides other indemnities to third parties under the clinical trial, license, service, manufacturing, supply, distribution and other agreements that QLT enters into in the normal course of QLT's business. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, QLT would be required to reimburse the loss. These indemnities are generally subject to threshold amounts, specified claims periods and other restrictions and limitations. As at December 31, 2013, no amounts have been accrued in connection with such indemnities.

        Except as described above and the contractual arrangements described in the "—Contractual Obligations" section above, QLT does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on QLT's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Outstanding Share Data

        On April 25, 2013, the QLT's Board of Directors amended and restated the QLT 2000 Incentive Stock Plan (the "Plan") to increase the number of shares of QLT's common stock, without par value, available for grant under the Plan from 7,800,000 to 11,800,000 and to make certain other amendments to the Plan, including to permit the granting of restricted stock units ("RSU's") under the Plan. The amendment and restatement of the Plan was subject to shareholder approval, which was obtained on June 14, 2013. On July 29, 2013, QLT filed a registration statement to register the issuance of up to an additional 4,000,000 common shares that may be issued under the Plan as a result of the amendment to the Plan.

        As of June 30, 2014, there were 51,081,878 common shares issued and outstanding, which totaled $[466.2] million in share capital. As of June 30, 2014, QLT had 1,405,532 stock options outstanding of which 704,680 were exercisable at a weighted average exercise price of C$5.23 per share. Each stock option is exercisable for one common share. As of June 30, 2014, QLT had 42,000 RSUs outstanding, none of which are vested. Upon vesting, each RSU represents the right to receive one common share of QLT. As of June 30, 2014, QLT had 154,000 deferred stock units outstanding of which 72,722 are vested. The cash value of the deferred stock units outstanding as at June 30, 2014 is $0.9 million.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        As previously announced, on June 25, 2014, Auxilium and QLT agreed to a business combination under the terms of the merger agreement. In order to effect the combination of Auxilium and QLT, AcquireCo, an indirect wholly owned subsidiary of QLT, will be merged with and into Auxilium. Auxilium will be the surviving corporation and, through the merger, will become an indirect wholly owned subsidiary of QLT.

        Upon completion of the merger, Auxilium stockholders will own approximately 76% of the outstanding common shares of the combined company on a fully diluted basis and current QLT stockholders will own approximately 24% of the outstanding common shares of the combined company on a fully diluted basis, subject to certain adjustments.

        Auxilium will account for the transactions contemplated by the merger agreement as a "reverse acquisition" under the acquisition method of accounting for business combinations. Auxilium will be the accounting acquirer based upon the terms of the merger agreement and other factors, such as the voting rights and the composition of the combined company's board of directors. Auxilium will measure the QLT assets acquired and QLT liabilities assumed at their fair values as of the closing of the merger transaction. The purchase price will be based upon Auxilium's share price as of the date of the merger. Any excess of the purchase price over the fair value of QLT's net assets will be recorded as goodwill.

        The closing of the merger transaction is contingent upon, among other things, the approval by Auxilium and QLT stockholders, regulatory approvals and other conditions.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2014 and the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 and for the year ended December 31, 2013, set forth below give effect to:

  •
  the proposed merger;

  •
  merger impact on the senior secured credit facility; and

  •
  the acquisition of Actient by Auxilium completed on April 26, 2013 (the "Actient acquisition").

        The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 give effect to the merger and the Actient acquisition as if both had occurred on January 1, 2013. The unaudited pro forma condensed combined balance sheet as of March 31, 2014 gives effect to the merger as if it had occurred on March 31 2014, except for the Actient acquisition, which was already reflected in Auxilium's historical balance sheet as of March 31, 2014.

        The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the merger and the Actient acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results.

        The unaudited pro forma combined condensed financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or combined results of operations that would have been realized had the merger and the Actient acquisition both occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future combined results of operations after the merger. The accompanying unaudited pro forma condensed combined statements of operations do not include any expected cost savings, synergies or restructuring actions which may be achievable subsequent to the merger or the impact of any non-recurring activity and one-time transaction related costs to be incurred in the subsequent reporting periods. Certain financial information of QLT and

Actient as presented in their respective consolidated financial statements has been reclassified to conform to the historical presentation in Auxilium's consolidated financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information.

        The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma condensed combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The acquisition method of accounting is dependent upon certain valuation and other studies that have yet to be completed or have not progressed sufficiently to support definitive measurement, analysis or conclusions. Since the merger has not been consummated, information to make estimates is limited and therefore, certain market based assumptions were used when data was not available. The following unaudited pro forma condensed combined balance sheet as of March 31, 2014 and unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 are based upon, derived from and should be read in conjunction with the accompanying notes, assumptions and historical unaudited consolidated financial statements of Auxilium and QLT included in this proxy statement/prospectus. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 is based upon and derived from and should be read in conjunction with the accompanying notes, assumptions and the historical audited consolidated financial statements of Auxilium, QLT and Actient included in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF
AUXILIUM PHARMACEUTICALS, INC. & QLT INC
MARCH 31, 2014

(in thousands)

	Historical Auxilium	Historical QLT	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$56,426	$139,909	$(489	) 6(a)	$195,846
Short-term investments	20,239	—	—		20,239
Accounts receivable, trade, net	95,183	14,374	—		109,557
Accounts receivable, other	815	—	—		815
Inventories, current	47,101	—	—		47,101
Prepaid expenses and other current assets	9,513	1,695	—		11,208
Deferred tax assets	14,737	—	—		14,737

Total current assets	244,014	155,978	(489)		399,503
Inventories, non-current	62,980	—	—		62,980
Property and equipment, net	36,220	1,637	—		37,857
Other assets	18,835	—	—		18,835
Intangible assets, net	729,691	—	65,361	6(b)	795,052
Goodwill	104,146	—	112,091	6(c)	216,237

Total assets	$1,195,886	$157,615	$176,963		$1,530,464

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$18,783	$2,645	$—		$21,428
Accrued expenses	135,088	1,469	37,532	6(d)	174,089
Deferred revenue, current portion	2,122	—	—		2,122
Deferred rent, current portion	1,371	—	—		1,371
Current portion of term loan	13,609	—	238,901	6(e)	252,510
Contingent consideration, current	68,799	—	—		68,799

Total current liabilities	239,772	4,114	276,433		520,319
Term loan, long-term portion	238,901	—	(238,901	) 6(e)	—
Senior convertible notes	296,632	—	—		296,632
Deferred revenue, long-term portion	24,668	—	—		24,668
Deferred rent, long-term portion	7,166	—	—		7,166
Uncertain tax position liabilities	—	1,627	—		1,627
Contingent consideration, long-term portion	154,562	—	—		154,562
Deferred tax liability	24,037	—	16,994	6(f)	41,031

Total liabilities	985,738	5,741	54,526		1,046,005

Commitments and contingencies	—	—	—		—
Stockholders' Equity:
Preferred stock	—	—	—		—
Common stock	504	466,229	(156,235	) 6(g)	310,498
Additional paid-in capital	610,543	96,396	(96,565	) 6(h)	610,374
Accumulated deficit	(396,157)	(513,720)	473,735	6(i)	(436,142)
Treasury stock, at cost	(4,471)	—	4,471	6(j)	—
Accumulated other comprehensive (loss) / income	(271)	102,969	(102,969	) 6(k)	(271)

Total stockholders' equity	210,148	151,874	122,437		484,459

Total liabilities and stockholders' equity	$1,195,886	$157,615	$176,963		$1,530,464

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF

AUXILIUM PHARMACEUTICALS, INC. & QLT INC.

FOR THE THREE MONTHS ENDED

MARCH 31, 2014

(in thousands, except share and per share data)

	Historical Auxilium	Historical QLT	QLT Reclassifications		Pro Forma Adjustments		Pro Forma Combined
Net revenues	$88,519	$—	$—		$—		$88,519

Operating expenses:
Cost of goods sold	18,094	—	—		—		18,094
Research and development	10,994	5,042	—		—		16,036
Selling, general, and administrative	78,016	2,727	—		(670	) 7(b)	80,073
Amortization of purchased intangibles	19,761	—	—		—		19,761
Contingent consideration	7,717	—	(1,466	) 7(a)	—		6,251

Total operating expense	134,582	7,769	(1,466)		(670)		140,215

Loss from operations	(46,063)	(7,769)	1,466		670		(51,696)
Interest expense	(9,520)	—	—		—		(9,520)
Other income (expense), net	(56)	1,522	(1,466	) 7(a)	—		—

Loss from continuing operations before income taxes	(55,639)	(6,247)	—		670		(61,216)
Provision for income taxes	(338)	(215)	—		—	7(c)	(553)

Net loss from continuing operations	$(55,977)	$(6,462)	$—		$670		$(61,769)

Basic and diluted loss per common share from continuing operations	(1.12)	(0.13)					(0.29)
Shares used to compute net loss per common share	49,798,485	51,081,878					213,547,624

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF
AUXILIUM PHARMACEUTICALS, INC. & ACTIENT HOLDINGS LLC & QLT INC.

FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2013

(in thousands, except share and per share data)

	Historical Auxilium	Actient from 1/1/2013 to 4/25/2013	Actient Reclassifications		Pro Forma Adjustments		Auxilium & Actient	Historical QLT	QLT Reclassifications		Pro Forma Combined
Net revenues	$400,715	$49,139	$—		$—		$449,854	$—	$—		$449,854

Operating expenses:
Cost of goods sold	112,015	10,109	(1,484	) 7(d)	—		120,640	—	—		120,640
Research and development	50,211	682	—		—		50,893	19,473	—		70,366
Selling, general, and administrative	250,190	25,208	—		(15,796	) 7(e)	259,602	9,017	—		268,619
Amortization of purchased intangibles	44,988	10,046	1,484	7(d)	11,977	7(f)	68,495	—	—		68,495
Contingent consideration	11,396	—	—		5,887	7(g)	17,283	—	(2,865	) 7(a)	14,418

Total operating expense	468,800	46,045	—		2,068		516,913	28,490	(2,865)		542,538

Income (loss) from operations	(68,085)	3,094	—		(2,068)		(67,059)	(28,490)	2,865		(92,864)
Interest expense	(28,655)	(7,279)	—		193	7(h)	(35,741)	—	—		(35,741)
Other income (expense), net	378	(497)	—		—		(119)	3,251	(2,865	) 7(a)	267

Loss from continuing operations before income taxes	(96,362)	(4,682)	—		(1,875)		(102,919)	(25,239)	—		(128,158)
Income tax benefit (expense)	78,297	1,690	—		(1,579	) 7(i)	78,408	(599)	—		77,809

Net income (loss) from continuing operations	$(18,065)	$(2,992)	$—		$(3,454)		$(24,511)	$(25,838)	$—		$(50,349)

Basic and diluted loss per common share from continuing operations	$(0.37)							(0.51)			(0.24)
Shares used to compute net loss per common share	49,337,724							50,908,953			213,547,624

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

1.     Basis of Pro forma Presentation

        The unaudited pro forma condensed combined financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Auxilium, QLT and Actient, after giving effect to the merger and the acquisition.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2014 is based on the historical consolidated balance sheets of Auxilium and QLT, after giving effect to the merger and reclassification of the long-term borrowings under the senior secured credit facility to current as if the merger occurred on March 31, 2014 and includes estimated pro forma adjustments for the preliminary valuations of the QLT's assets acquired and liabilities assumed. These adjustments are subject to further revision as additional information becomes available.

        The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013 are based on historical consolidated statements of operations of Auxilium and QLT, after giving effect to the merger as if it occurred on January 1, 2013. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 also include impact of the acquisition of Actient by Auxilium which was completed on April 26, 2013 as if it occurred on January 1, 2013.

        Following the acquisition, Auxilium will conduct a review of QLT's accounting policies to determine if differences in accounting policies require adjustment or reclassification of QLT's results of operations or reclassification of assets or liabilities to conform to Auxilium's accounting policies and classifications. As a result of that review, Auxilium may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements. During the preparation of these unaudited pro forma condensed combined financial statements, Auxilium was not aware of any material differences between the accounting policies of the two companies, except for certain reclassifications necessary to conform to Auxilium's financial presentation, and accordingly, this unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies between the two companies.

        The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been completed as of the dates indicated above.

2.     Senior Secured Credit Facility (Term Loan) and Senior Convertible Notes

        In order to partially fund a portion of the costs and related expenses of the acquisition of Actient, Auxilium entered into a Term Loan agreement (senior secured credit facility) with a syndicate of banks to borrow $225 million in principal value. In September 2013, Auxilium borrowed an additional $50 million under the senior secured credit facility.

        The senior secured credit facility contains no financial covenants but contains usual and customary operating and restrictive covenants for a facility of this type including a change in control provision consequent to the merger. If the investors currently holding participations in the senior secured credit facility do not consent to the merger or impose conditions to their respective consents on terms that Auxilium determines are unfavorable, the amount due under the senior secured credit facility shall become due and payable immediately upon consummation of the merger. To reflect the lenders' right to demand repayment upon a change in control, such as the merger, Auxilium's $238.9 million of long-term borrowings under the senior secured credit facility as of March 31, 2014, which is reflected net of

$9.5 million of an issue discount and debt issuance costs, have been reclassified from non-current liabilities to current liabilities on the pro forma unaudited condensed combined balance sheet.

        To ensure that Auxilium has sufficient proceeds available to refinance its senior secured credit facility if those financial investors currently holding participations in Auxilium's senior secured credit facility do not consent to the merger, or impose conditions to their respective consents on terms that Auxilium determines are unfavorable, Auxilium has entered into a commitment letter for a $225 million loan facility with Deutsche Bank AG New York Branch and Deutsche Bank Securities, Inc. (the "DB facility commitment letter"). Auxilium believes the funds under the DB facility commitment letter, together with Auxilium's current cash on hand, would provide Auxilium with the resources necessary to refinance approximately $262 million of principal outstanding as of March 31, 2014 under its current senior secured credit facility, together with any accrued interest and prepayment penalties that may be due, in the event that such financing is needed. Additional information regarding this facility can be found in the section titled "The Merger—Financing".

        Given that the process of engaging Auxilium's financial investors to obtain consents for the merger has not formally begun, no pro forma adjustments have been made to reflect possible changes to the terms of the existing senior secured credit facility or a refinancing event under the terms of the DB Facility Commitment Letter.

        As of March 31, 2014, Auxilium has outstanding Convertible Senior Notes with a book value of $296.6 million, due 2018. On June 27, 2014, Auxilium provided a notice to the trustee for Convertible Senior Notes and the holders of the Convertible Senior Notes that, in connection with the merger, the Convertible Senior Notes may be surrendered for conversion from the date that is 70 scheduled trading days prior to the anticipated effective date of the merger until the date that is 35 trading days after the actual effective date of the merger. There are no adjustments to the pro forma combined statement of balance sheet as the assumption is that holders of the Convertible Senior Notes will not convert at the current market price.

3.     Accounting Treatment of Equity Awards

3.1
Treatment of Auxilium's equity incentive awards upon consummation of the merger:

        Each incentive stock option to purchase Auxilium common stock under Auxilium equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such option before the merger effective time, into an option to acquire QLT common shares equal to the number of shares subject to the Auxilium stock option immediately prior to the merger effective time multiplied by the equity exchange ratio (as defined below), at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the merger effect date divided by the equity exchange ratio.

        Each of the other equity awards that are outstanding immediately prior to the merger effective time under Auxilium's equity incentive plans, including outstanding Auxilium restricted stock awards, restricted stock units and performance-based restricted stock units held by Auxilium's employees and nonemployee directors, will be converted, on substantially the same terms and conditions as were applicable under such equity award before the merger effective time, into a right to receive the number of QLT common shares equal to the number of shares subject to such equity award immediately prior to the merger effective time multiplied by the equity exchange ratio and after making appropriate adjustments to market vesting metrics, as applicable.

        The exchange of the Auxilium equity incentive awards for QLT equity incentive awards will be treated as a modification of the equity incentive awards. The modification of the equity incentive awards is not expected to result in incremental compensation expense to be recognized upon closing of the merger.

3.2
Treatment of QLT equity incentive awards upon consummation of the merger:

        The QLT 2000 Plan and QLT's Directors' Deferred Share Unit Plan will continue in full force and effect in accordance with their respective terms following the merger. On June 25, 2014, the QLT Board of Directors determined to accelerate the vesting of all unvested stock options held by directors, executive officers and employees effective upon closing of the merger. In addition, the vesting of DSUs and RSUs held by directors of QLT will be automatically accelerated at the effective time of the merger.

        All QLT stock options issued and outstanding under the 2000 Plan will become fully vested upon merger, but will remain issued and outstanding. To determine the appropriate accounting treatment, the decision to accelerate the vesting provisions of QLT's option awards was analyzed to determine if the modification was for the economic benefit of the acquiree or acquirer (or combined company). For accounting purposes, QLT stock options were assumed to have been exchanged for Auxilium's stock options and were measured at fair value at the assumed merger date. Based on the accounting analysis performed, $1.8 million of the acquisition-date fair value estimate of the QLT stock options attributable to pre-merger services was treated as a component of the purchase consideration. The remaining $2.0 million of the acquisition-date fair value estimate of the QLT stock options attributable to post-merger services was treated as compensation cost to be recognized in the post-merger consolidated financial statements of Auxilium over the remaining service period. Given that there will be no future service requirement associated with the QLT stock options that will fully vest upon consummation of the merger, the $2.0 million acquisition-date fair value attributable to the post-merger services will be recognized immediately in the post-merger consolidated financial statements of Auxilium.

        All of the RSUs issued and outstanding under the 2000 Plan will become fully vested upon merger, but will remain issued and outstanding. Given all of the issued and outstanding RSUs will be fully vested and converted into shares upon consummation of the merger, they will be included in the QLT's common shares when determining purchase consideration.

        In accordance with the terms of the Director's Deferred Share Unit Plan, a vested DSU can only be settled by conversion to cash (no shares are issued) and can only be converted after the director ceases to be a member of the QLT Board of Directors unless the director is removed from the QLT Board of Directors for just cause. If the merger is completed, all unvested DSUs will automatically vest and only two out of six directors will continue serving on the combined company's board of directors. Therefore, the DSUs previously awarded to directors ceasing their membership will be settled in cash and recognized as a compensation cost and the DSUs previously awarded to directors continuing with the combined company will be recognized as a liability and a compensation cost.

4.     Preliminary Purchase Price

        In order to effect the merger of Auxilium and QLT, each share of Auxilium common stock issued and outstanding immediately prior to the completion of the merger, except for any shares of Auxilium common stock held by Auxilium (all of which will be cancelled), will be converted into the right to receive 3.1359 QLT common shares, subject to potential adjustment related to the retinoid transaction noted below, further referred to as the equity exchange ratio.

        The equity exchange ratio is subject to potential upward adjustment depending on the extent to which, at or immediately after the merger effective time, QLT or its subsidiary receives aggregate cash consideration of less than $25 million pursuant to any sale, license, sublicense or similar transaction related to its proprietary synthetic retinoid product in development known as "QLT091001." If such aggregate cash consideration received is:

  •
  less than $25 million but equal to or greater than $20 million, then the equity exchange ratio will be increased by 0.0192;

  •
  less than $20 million but equal to or greater than $15 million, then the equity exchange ratio shall be increased by 0.0385;

  •
  less than $15 million but equal to or greater than $10 million, then the equity exchange ratio shall be increased by 0.0577;

  •
  less than $10 million but equal to or greater than $5 million, then the equity exchange ratio shall be increased by 0.0770; or

  •
  less than $5 million, or in the event that no such transaction is consummated at or immediately after the effective time of the merger, then the equity exchange ratio will be increased by 0.0962.

        Upon completion of the merger, Auxilium stockholders will own approximately 76% of the outstanding common shares of the combined company on a fully diluted basis and current QLT stockholders will own approximately 24% of the outstanding common shares of the combined company on a fully diluted basis, subject to certain adjustments.

        The merger will be accounted for as a "reverse acquisition" under the acquisition method of accounting for business combinations with Auxilium treated as the accounting acquirer. Auxilium was determined to be the accounting acquirer based upon the terms of the merger and other factors, such as relative voting rights and the composition of the combined company's board of directors.

        The accompanying unaudited pro forma condensed combined financial statements reflect a preliminary estimated purchase price which is computed as follows:

Number of shares of common stock of Auxilium as of March 31, 2014	50,253,317
Multiplied by the equity exchange ratio[1]	3.2321

Number of common shares of QLT to be issued to Auxilium shareholders	162,423,746
Add: QLT's common shares as of March 31, 2014 including fully vested RSUs	51,123,878

Estimated number of common shares of the combined company	213,547,624
Multiplied by assumed percentage of QLT's ownership of the combined company	23.94%
Estimated number of common stock Auxilium would have to issue to acquire the same ownership interest in QLT	15,817,542
Multiplied by market value of Auxilium's share of common stock as of July 29, 2014	$19.63

Estimated fair value of common stock Auxilium would have to issue to acquire the same ownership interest in QLT (in thousands)	$310,498
Add: Preliminary estimated fair value of assumed QLT equity awards attributable to pre-merger services[2] (in thousands)	$1,834

Total preliminary estimated purchase consideration (in thousands)	$312,332

1
The base equity exchange ratio of 3.1359 was increased by 0.0962 assuming that no retinoid transaction was consummated at or immediately after the effective time of the merger.

2
Represents the portion of the preliminary estimated acquisition-date fair value of the QLT stock options attributable to pre-merger services to QLT.

        The preliminary purchase price is subject to fluctuations upon the change in equity exchange ratio, market value of Auxilium's share of common stock and number of Auxilium and QLT shares outstanding until the effective time of the merger. A 10% difference in the market value of Auxilium's share of common stock would change the preliminary estimated purchase price by approximately $31.1 million with a corresponding change to goodwill. Additionally, if the base equity exchange ratio of 3.1359 is not increased assuming that QLT or its subsidiaries received aggregate cash consideration of no less than $25 million related to retinoid transaction at or immediately after the effective time of the merger, the preliminary estimated purchase price will increase by approximately $9.5 million with a corresponding increase to cash and decrease to goodwill.

5.     Preliminary Purchase Price Allocation

        As an accounting acquirer, Auxilium will account for the merger under the acquisition method of accounting as if Auxilium acquired QLT. Accordingly, QLT's tangible assets and identifiable intangible assets acquired and liabilities assumed will be recorded at fair value, with the remaining purchase price recorded as goodwill. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred tax liabilities. The following table summarizes the estimated preliminary fair values of the net assets acquired.

March 31, 2014
(in thousands)
Cash and cash equivalents	$139,909
Accounts receivable	14,374
Prepaid and other assets	1,695
Property and equipment	1,637
In-process research and development intangible asset	65,361
Goodwill	112,091

Total assets acquired	$335,067
Accounts payable	2,645
Accrued liabilities	3,096
Deferred tax liabilities	16,994

Total liabilities assumed	$22,735

Net assets acquired	$312,332

        For acquired working capital accounts, such as accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, Auxilium determined that no preliminary fair value adjustments were required due to the short timeframe until settlement for these assets and liabilities. For property and equipment Auxilium also determined that no preliminary fair value adjustments were required as net book value is expected to approximate the fair value of acquired property and equipment.

        The in-process research and development ("IPR&D") will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the project. Upon successful completion of the project and launch of the product, Auxilium will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangible is not currently marketed, no amortization of this item is reflected in the unaudited pro forma condensed combined statements of operations for either the year ended December 31, 2013 or the three months ended March 31, 2014.

        The establishment of the fair value of consideration for acquisitions requires the extensive use of significant estimates and judgment to establish the fair value. Significant judgment is required in determining the estimated fair value of IPR&D. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs, using appropriate discount rates and current market profit margins. The fair value estimate for IPR&D is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for the IPR&D intangible asset, may differ from this preliminary determination.

        The deferred tax liability of $17.0 million was estimated using 26% Canadian statutory tax rate and represents the temporary difference between the tax basis of the IPR&D asset and its preliminary estimated fair value of $65.4 million.

        As of December 31, 2013 QLT had approximately $284.6 million of Canadian capital loss carryforwards and $102.9 million of Canadian non-capital loss carryforwards for which it had recorded a deferred tax asset of $37.0 million and $26.8 million, respectively. QLT had a full valuation allowance recorded against these deferred tax assets. Auxilium's acquisition of QLT is expected to constitute an Acquisition of Control ("AOC") under Canadian tax law. Capital loss carryforwards for taxation years prior to an AOC expire upon AOC, therefore it is more likely than not that these losses will not be utilized. The non-capital loss carryforwards may also not be utilizable following an AOC. As a result, the deferred tax assets along with the corresponding valuation allowances recorded against them will likely be written off upon the merger.

        The pro forma purchase price allocation presented is for illustrative purposes only and these amounts are not intended to represent or be indicative of the purchase price allocation that would have been reported to give effect to the acquisition as if it had occurred as of the pro forma balance sheet date. The final purchase price allocation could result in a materially different allocation than that presented in these unaudited pro forma condensed combined financial statements. Such adjustments may result in, among other things, an increase or decrease in tangible fixed assets and goodwill and the establishment of intangible assets. If it is ultimately determined that the fair value of acquired assets and liabilities, including any identifiable intangible assets is different, the amount allocated to goodwill may be materiality different. The goodwill of $112.1 million represents the excess of the preliminary estimated purchase consideration over the preliminary fair value of QLT's tangible and separately identified intangible assets acquired and liabilities assumed. Goodwill is comprised of the value of intangible assets that do not qualify for separate recognition; for example expected synergies, income tax savings and other benefits arising from the merger. None of the goodwill recognized is expected to be deductible for income tax purposes.

6.     Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

  a.
  Reflects cash settlement of DSU's previously awarded to QLT directors ceasing their membership upon merger. See Note 3.2, "Treatment of QLT equity incentive awards upon consummation of the merger", for additional information.

  b.
  To record fair value of the IPR&D intangible asset. See Note 5, "Preliminary Purchase Price Allocation", for additional information.

  c.
  To reflect the excess of the purchase price over the fair value of the tangible and intangible assets acquired and liabilities assumed. See Note 5, "Preliminary Purchase Price Allocation", for additional information.

  d.
  Reflects adjustments to accrued expenses:

  •
  To accrue $11.3 million and $9.3 million of estimated transaction costs directly related to the merger for Auxilium and QLT, respectively, expected to be incurred subsequent to March 31, 2014 with a corresponding increase to accumulated deficit. Estimated preliminary transaction costs relate to financial advisory, accounting, tax, consulting and legal fees.

  •
  To accrue for acceleration of vesting of DSUs previously awarded to QLT directors continuing with the combined company. See Note 3.2, "Treatment of QLT equity incentive awards upon consummation of the merger", for additional information.

  •
  To accrue for estimated excise tax on certain stock compensation of current Auxilium executive officers and directors. As described under the heading "The Merger—Interests of Certain Persons in the Merger—Auxilium—Golden Parachute Compensation," to the extent that as a result of the merger, those individuals who were Auxilium's executive officers and directors during the twelve month period commencing six months before the consummation of the merger are subject to excise tax under Section 4985 of the Internal Revenue Code of 1986, as amended, on the value of certain stock compensation held by them, Auxilium will provide such individuals with a payment with respect to such excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied.

(in thousands)
Accrual for merger-related transaction costs	$20,567
Accrual for acceleration of vesting of QLT's DSUs	33
Accrual for excise tax on certain stock compensation	16,932

Net pro forma adjustment to accrued expenses	$37,532

  e.
  Reflects reclassification of net outstanding balance of long-term borrowings under the senior secured credit facility to current to reflect lenders rights to demand repayment upon change in control. See Note 2, "Senior Secured Credit Facility", for additional information.

  f.
  To record a deferred tax liability of $17 million on the temporary difference between the tax basis of QLT's IPR&D asset and its preliminary fair value of $65.4 million. See Note 5, "Preliminary Purchase Price Allocation", for additional information.

  g.
  Reflects adjustment to common stock to reflect the combined company common stock:

(in thousands)
Preliminary estimated purchase consideration	$312,332
Preliminary estimated fair value of assumed QLT equity awards attributable to pre-merger services	(1,834)
Elimination of QLT's historical common stock	(466,229)
Reclassification of Auxilium's historical common stock to additional paid-in capital	(504)

Net pro forma adjustment to common stock	$(156,235)

  h.
  Reflects adjustments to additional paid-in capital:

  •
  To eliminate QLT's historical additional paid in capital.

  •
  To reflect the portion of the preliminary estimated purchase consideration related to preliminary estimated fair value of QLT equity awards attributable to pre-merger services as additional paid-in capital

  •
  To reclassify Auxilium's historical common stock and eliminate treasury stock.

  •
  To reflect acquisition-date fair value estimate of the QLT stock options attributable to post-merger services as an increase in additional paid-in capital with a corresponding increase in accumulated deficit. See Note 3.2, "Treatment of QLT equity incentive awards upon consummation of the merger", for additional information.

(in thousands)
Elimination of QLT's historical additional paid-in capital	$(96,396)
Preliminary estimated fair value of assumed QLT equity awards attributable to pre-merger services	1,834
Reclassification of Auxilium's historical common stock	504
Elimination of Auxilium's historical treasury stock	(4,471)
Acquisition-date fair value estimate of the QLT stock options attributable to post-merger services	1,964

Net pro forma adjustment to additional paid-in capital	$(96,565)

  i.
  Reflects adjustments to accumulated deficit:

  •
  To eliminate QLT's historical accumulated deficit.

  •
  To accrue for estimated transaction costs directly related to the merger for Auxilium and QLT as explained in footnote d above.

  •
  To reflect compensation expense related to accelerated vesting of QLT's DSU's with a corresponding increase in accrued expenses and decrease in cash. See Note 3.2, "Treatment of QLT equity incentive awards upon consummation of the merger", for additional information.

  •
  To reflect acquisition-date fair value measure of the QLT stock options attributable to post-merger services as an increase in accumulated deficit with a corresponding increase in additional paid-in capital. See Note 3.2, "Treatment of QLT equity incentive awards upon consummation of the merger", for additional information.

(in thousands)
Elimination of QLT's historical accumulated deficit	$513,720
Accrual of merger-related transaction costs	(20,567)
Accrual of excise tax on certain stock compensation	(16,932)
Compensation costs related to accelerated vesting of DSUs	(522)
Acquisition-date fair value estimate of the QLT stock options attributable to post-merger services	(1,964)

Net pro forma adjustment to accumulated deficit	$473,735

  j.
  To eliminate Auxilium's treasury stock as it will not convert into common shares of QLT. Upon merger treasury stock will no longer be outstanding and will automatically be cancelled without consideration.

  k.
  Reflects elimination of QLT's accumulated other comprehensive income.

7.     Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Pro forma adjustments related to QLT merger:

  a.
  Reflects the reclassification of fair value change in contingent consideration to conform to Auxilium's financial statement presentation.

  b.
  Reflects the elimination merger-related transaction costs reflected in the historical consolidated statement of operations of QLT for the three months ended March 31, 2014.

  c.
  No tax adjustment is required since a valuation allowance would be recorded against any deferred tax benefit.

Pro forma adjustments related to Actient acquisition:

        Auxilium completed the acquisition of Actient on April 26, 2013 to expand its specialty therapeutic offering. The Actient acquisition was already reflected in Auxilium's historical statement of operations from the date of acquisition and historical balance sheet as of March 31, 2014. Pro forma adjustments represent the results of operations of Actient for the pre-acquisition period from January 1, 2013 to April 25, 2013 as if Actient acquisition occurred on January 1, 2013.

  d.
  Reflects reclassifications to conform to Auxilium's financial statement presentation.

  e.
  Reflects the elimination of transaction costs of $9.6 million and $6.2 million included in the historical financial statements of Auxilium and Actient for the year ended December 31, 2013, respectively.

  f.
  Represents the amortization expense related to the fair value in intangible assets acquired in the Actient acquisition of $20.4 million, offset by the elimination of Actient's previously recorded amortization expense of $8.4 million.

  g.
  Represents the change in contingent consideration of $15.5 million, offset by the elimination of the actual change in contingent consideration of $9.6 million charged to operations by Auxilium during the year ended December 31, 2013.

  h.
  Represents the following adjustments made to interest expense:

  •
  To eliminate Actient's historical interest expense related to its debt which was repaid at the closing of the Actient acquisition.

  •
  To record interest expense at the rate of 6.25% on the $225 million senior secured term loan borrowed from Morgan Stanley to fund the acquisition of Actient. A change in the interest rate of one-eighth percent (12.5 basis points) would increase or decrease pro forma annual interest expense by $0.093 million.

    •
    To record the interest expense related to the January 2013 convertible notes as if the notes had been issued on January 1, 2013.

Period from 1/1/2013 to 4/25/2013
(in thousands)
Eliminate historical Actient interest expense	$7,279
Senior secured term loan interest expense	(5,583)
January convertible notes interest expense	(1,503)

Net pro forma adjustment to interest expense	$193

  i.
  To record a pro forma income tax expense adjustment related to Actient's stub period operating results from January 1, 2013 to April 25, 2013. The adjustment reflects actual cash state income taxes paid in connection with Actient's stub period income tax returns, that were filed.

8.     Basic and Diluted Loss per Share

        The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma combined net loss for the three months ended March 31, 2014 and the year ended December 31, 2013. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the merger.

        The estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the merger is 213,547,624. See Note 4, "Preliminary Purchase Price", for additional information.

        If the base equity exchange ratio of 3.1359 is not increased assuming that QLT or its subsidiaries received aggregate cash consideration of no less than $25 million related to retinoid transaction at or immediately after the effective time of the merger, the pro forma basic and diluted loss per common share from continuing operations will not increase significantly.

 THE BUSINESS OF AUXILIUM

        Auxilium is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men's healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products (including one product with two indications). Among other products in the U.S., Auxilium markets Testim (testosterone gel) for the topical treatment of hypogonadism (including, through its partner, Prasco, an authorized version of Testim known as testosterone gel ("Testim AG")), TESTOPEL (testosterone pellets) a long-acting implantable TRT product, STENDRA (avanafil), an oral ED therapy, Edex (alprostadil for injection), an injectable treatment for ED, Osbon ErecAid, the leading vacuum device for aiding ED, XIAFLEX (CCH) for the treatment of PD and XIAFLEX for the treatment of DC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. Auxilium's mission is to improve the lives of patients throughout the world by successfully identifying, developing and commercializing innovative specialty biopharmaceutical products. Auxilium's vision is to be the most consistently successful and most admired specialty biopharmaceutical company.

Marketed Products

        With the April 26, 2013 Actient acquisition, Auxilium now currently markets 12 products (including one product with two indications) in the urology, orthopedic, respiratory and other areas in the U.S. and, where indicated below, internationally through Auxilium's respective collaborators:

  •
  Testim (testosterone gel), a topical TRT for the treatment of hypogonadism, including the Testim AG

  •
  Ferring International Center S.A. ("Ferring") markets Testim in certain countries of the EU and Paladin Labs Inc. ("Paladin") (which is in the process of being acquired by Endo Health Solutions Inc. ("Endo")) markets Testim in Canada

  •
  TESTOPEL, a long-acting implantable TRT product

  •
  STENDRA, a new first-line oral therapy for ED, for which Auxilium also have Canadian marketing rights, launched in the U.S. in January 2014

  •
  Edex the leading branded non-oral drug for ED

  •
  Osbon ErecAid, the leading vacuum device for treating ED

  •
  Striant, a buccal TRT product

  •
  XIAFLEX for the treatment of adult DC patients with a palpable cord

  •
  Sobi has marketing rights for Xiapex® (the EU tradename for CCH) in 71 Eurasian and African countries;

  •
  Asahi Kasei has development and commercial rights for XIAFLEX in Japan; and

  •
  Actelion has development and commercial rights for XIAFLEX in Canada, Australia and Brazil

  •
  XIAFLEX for the treatment of PD in men with a palpable plaque and a curvature deformity of thirty degrees or greater at the start of therapy which was launched in the U.S. in January 2014 and is the first and only FDA-approved non-surgical treatment for PD

  •
  Five non-promoted products, including the following two respiratory products:

  •
  Theo-24 for the treatment of COPD and asthma; and

  •
  Semprex-D® for the treatment of seasonal allergic rhinitis.

        Auxilium's promoted products are sold through three focused sales forces, totaling approximately 339 field personnel. These sales forces are currently organized as follows:

  •
  Team PRIMERA consists of approximately 150 territories and is responsible for Testim, STENDRA and Edex

  •
  Team INNOVIA consists of approximately 60 territories and is responsible for selling TESTOPEL, XIAFLEX for PD and Osbon ErecAid

  •
  Team AGILIS consists of 46 territories and is responsible for selling XIAFLEX for DC.

Development Pipeline

        As of June 30, 2014, Auxilium's pipeline included:

  Regulatory Review:

  •
  Auxilium submitted in December 2013 a supplemental Biologics License Application ("sBLA") to the FDA seeking approval of XIAFLEX for the treatment of multiple DC cords concurrently, which currently has a Prescription Drug Users Fee Act ("PDUFA") date of October 20, 2014.

  •
  Auxilium's strategic partner, VIVUS, Inc. ("VIVUS") submitted in November 2013 a request for a label expansion for an approximately 15-minute onset of action efficacy claim for STENDRA, which currently has a PDUFA date of September 20, 2014.

  Phase 2:

  •
  XIAFLEX for the treatment of edematous fibrosclerotic panniculopathy ("EFP"), commonly known as cellulite, with a Phase 2a trial having commenced in October 2013.

  •
  XIAFLEX for the treatment of Adhesive Capsulitis, commonly known as Frozen Shoulder syndrome, with a Phase 2b trial having commenced in December 2013.

  CCH Potential Future Indications

  Cellulite

        Disease state and market.    Cellulite is a pathologic inflammatory condition, in which lobules of subcutaneous adipose tissue extend into the dermal layer. These changes can visibly affect the shape of the epidermis and resemble an orange peel-like dimpling of the skin. In the normal subcutaneous fat layer directly under the skin, there are both perpendicular columnar and net-like fibrous connective tissue called septae. These fibrous septae, made of types I and III collagen, connect the epidermis to the dermis and create a network of compartmentalized adipose deposits. Women tend to have a higher proportion of columnar septae that are perpendicular to the epidermis, while men tend to have more of the net-like system. In cellulite, the subcutaneous fat cells swell and push upwards. As a result, the skin between the septae is pushed up and the perpendicular septae act as an anchor to pull the epidermis downwards and form the classic cellulite dimple. The surrounding adipose tissue forms small bulges under the epidermis around the dimple that can give skin an orange peel-like texture. Cellulite has been reported to occur in 85 to 98% of post-pubertal females and rarely in men. The condition is prevalent in women of all races.

        Current treatment options.    Current treatments for cellulite include massage devices, creams, unapproved injectables, laser-based procedures or liposuction. There are no drugs currently approved by the FDA to treat cellulite, and devices cleared by the FDA to treat the condition have varying degrees of success in eliminating cellulite.

        R&D Status.    BioSpecifics has granted Auxilium an exclusive license to research, develop, manufacture, commercialize and use CCH in connection with the treatment of EFP.

        Auxilium filed an Investigational New Drug ("IND") with the FDA in November 2011.

        A phase 1b clinical trial designed to assess the safety and efficacy of CCH in the treatment of cellulite commenced in the first quarter of 2012. On December 13, 2012, Auxilium announced top-line 30-day data from the phase 1b study. Across all dosing arms, 60 patients (63%) who were treated experienced some improvement in the volume of their target cellulite dimple at Day 30. Overall, 17% of patients had a greater than or equal to 30% improvement in their target dimple at Day 30; however, multiple CCH dosing arms had more than 40% of patients experience an improvement greater than or equal to 30% in their target dimple at Day 30.

        In October 2013, the first patient was dosed in Auxilium's Phase 2a study of CCH for the treatment of cellulite. The Phase 2a study is a randomized, double-blind multiple-dose study that is expected to enroll approximately 144 women between the ages of 18 and 45 in the U.S. Treatment effectiveness will be evaluated by investigator and patient assessments, as well as 3-D photographic imaging techniques. Safety will be evaluated through the collection of adverse events. To qualify for the study, participants must have EFP in the posterolateral thighs and/or buttocks for at least 12 months prior to a screening visit. Each subject may receive up to three treatment sessions of study drug according to randomization and each treatment session will be approximately 21 days apart. In this study, only the dimples treated on Day 1 may be retreated on Day 22 (Treatment Session 2) and Day 43 (Treatment Session 3) if, in the opinion of the investigator, the dimple continues to be evident. A variable number of dimples may be treated within one treatment quadrant. Following screening and determination of eligibility, study participants will be assigned to one of Auxilium's groups that vary in treatment dose (low, medium, high, and placebo). Subjects will be randomized to low-dose CCH, mid-dose CCH, high-dose CCH, or placebo in a 5:5:5:3 ratio. Total treatment doses per treatment session include doses both lower and higher than the dose used in Dupuytren's contracture with a palpable cord. This study will be conducted in two stages. If the safety and local tolerability profile from the first stage has been found to be acceptable, subjects will be enrolled in stage 2. Topline results from the study are expected in the fourth quarter of 2014.

  Frozen Shoulder Syndrome

        Disease state and market.    Frozen Shoulder syndrome is a disorder of diminished shoulder motion, characterized by restriction in both active and passive range of motion of the shoulder joint. Frozen Shoulder syndrome usually affects patients aged 40 to 70 years. It is estimated that 3% of the population develops Frozen Shoulder syndrome over its lifetime and that women tend to be affected more frequently than men. The condition may affect both shoulders, either simultaneously or in sequence, in up to 16% of patients. Recurrence of Frozen Shoulder syndrome is common within five years of the onset of the disorder. A higher incidence of Frozen Shoulder syndrome exists among patients with diabetes (10-20%) compared to the general population (2-5%) and incidence among patients with insulin-dependent diabetes is even higher (36%), with an increased frequency of bilateral shoulder involvement.

        Current treatment options.    The most common treatment for Frozen Shoulder syndrome is extensive physical therapy, corticosteroids and/or arthroscopy. Drugs are used to manage pain, but none have been demonstrated to have an impact on Frozen Shoulder syndrome.

        R&D status.    BioSpecifics, from whom Auxilium has licensed exclusive worldwide rights to develop, market and sell certain products containing the collagenase enzyme, has conducted a phase 2 clinical trial using CCH for the treatment of Frozen Shoulder syndrome. Three different doses of the enzyme were compared to placebo in this prospective, randomized, 60-subject trial. The results from this trial suggest that local injection of the enzyme is well-tolerated and may be effective in patients suffering from Frozen Shoulder syndrome.

        Auxilium commenced a phase 2a escalation trial in December 2011 to assess the safety and efficacy of CCH in the treatment of Frozen Shoulder syndrome in comparison to an exercise-only control group. The phase 2a study was an open-label, controlled dose-ranging study designed to assess the safety and efficacy of CCH for the treatment of Stage 2 unilateral idiopathic Frozen Shoulder in comparison to an exercise-only control group. The study involved 50 adult men and women at 11 sites throughout the U.S. Four cohorts of 10 patients each received up to three ultrasound-guided extra-articular injections of varying doses of CCH (ranging from 0.29 mg to 0.58 mg in three different volumes; 0.5, 1.0, or 2.0 mL), separated by a minimum of 21 days. All patients were instructed to perform home shoulder exercises. The fifth cohort of 10 patients received no CCH injections and only performed home shoulder exercises. The study's primary endpoint was the change (in degrees) from baseline to the day 92 follow-up in active forward flexion in the affected shoulder compared to the exercise-only cohort. Safety assessments were made during all study visits and immunogenicity testing was performed at screening and day 92. In March 2013, Auxilium announced positive top-line results. Both the 0.58mg(1mL) and 0.58mg(2mL) dosing arms showed positive, statistically significant improvement from baseline in forward flexion vs. the exercise-only group. The 0.58mg (1mL) dosing arm also showed statistically significant improvement from baseline in shoulder abduction vs. the exercise-only group. Positive trends with improvement in degrees were also seen in other active range of motion ("AROM") assessments vs. the exercise-only group. Twenty-nine study patients (72.5%) received three CCH injections with five subjects receiving two injections and six subjects receiving one injection only. Patients were also assessed using the American Shoulder and Elbow Surgeons ("ASES") Scale for function and pain. Both the 0.58 mg(1mL) and 0.58 mg (2mL) cohort demonstrated statistically significant improvement in pain and function over baseline scores vs. the exercise-only group (p<0.05).

        On December 13, 2013, Auxilium announced that the first patient was dosed in Auxilium's Phase 2b study of CCH for the treatment of adult patients with Frozen Shoulder syndrome. The Phase 2b study is a double-blind, placebo-controlled study of the safety and efficacy of CCH for the treatment of Stage 2 (frozen stage) unilateral idiopathic Frozen Shoulder syndrome. The study intends to enroll approximately 300 adult men and women at approximately 35 sites in the U.S. and Australia. Subjects will be randomized 3:1 to receive CCH or placebo and will receive up to three ultrasound-guided injections of study drug. Each injection will be separated by a minimum of 21 days. All subjects will also perform home shoulder exercises after the first injection. The Phase 2b study's primary endpoint is the change (degrees) from baseline to the Day 95 follow-up visit in active forward flexion in the affected shoulder compared to placebo. Patients will also be assessed using the ASES Scale for function and pain as well as additional patient reported outcome measures. Safety assessments will be made during all study visits and immunogenicity testing will be performed at screening and at the end of the study. Topline results from the study are expected in the first quarter of 2015.

  Pipeline and Research and Development Process

        In the R&D area, Auxilium is engaged in innovative research investigating potential treatments. A sBLA for XIAFLEX is under review by the FDA seeking a label expansion to inject multiple DC joints concurrently, which if approved, could provide a non-surgical option for treating two cords in one office visit. It is estimated that 35-40% of annual DC surgical procedures in the U.S. are performed to treat more than one DC cord at a time, so Auxilium believes such a potential label expansion, if approved, could provide physicians with another meaningful tool to combat DC effectively and efficiently. Auxilium is also conducting research in the area of Frozen Shoulder syndrome and cellulite with CCH, the active ingredient in XIAFLEX. Auxilium is particularly enthusiastic about its efforts to expand CCH in these other treatment areas, underscoring Auxilium's core research competencies to develop revenue-generating opportunities for Auxilium's future.

        In addition, Auxilium has ongoing collaborative programs with its partner, BioSpecifics, to study CCH in the area of human and canine lipoma. This R&D innovation, together with diversifying Auxilium's approved product portfolio, is all in the interest of delivering what Auxilium believes will be long-term value to its shareholders and new treatment options to the patients Auxilium hopes to serve.

        The product candidates in Auxilium's pipeline are at various stages of preclinical and clinical development. The path to regulatory approval includes several phases of nonclinical and clinical study to collect data to support an application to regulatory authorities to allow Auxilium to market a product for treatment of a specified disease indication. There are many difficulties and uncertainties inherent in research and development and the introduction of new products. There is a high rate of failure inherent in new drug discovery and development. To bring a drug from the discovery phase to regulatory approval, and ultimately to market, takes many years and incurs significant cost. Failure can occur at any point in the process, including after the product is approved based on post-market factors. New product candidates that appear promising in development may fail to reach the market or may have only limited commercial success because of efficacy or safety concerns, inability to obtain necessary regulatory approvals, limited scope of approved uses, reimbursement challenges, difficulty or excessive costs to manufacture, or infringement of the patents or intellectual property rights of others. Delays and uncertainties in the FDA approval process and the approval processes in other countries can result in delays in product launches and lost market opportunity. Consequently, it can be very difficult to predict which products will ultimately be submitted for approval, which have the highest likelihood of obtaining approval, and which will be commercially viable and generate profits for Auxilium. Successful results in preclinical or phase 1/2 clinical studies may not be an accurate predictor of the ultimate safety or effectiveness of a drug or product candidate.

  Phase 1 Clinical Trials

        Phase 1 human clinical trials begin when regulatory agencies allow a request to initiate clinical investigations of a new drug or product candidate and usually involve small numbers of healthy volunteers or subjects. The trials are designed to determine the safety, metabolism, dosing and pharmacologic actions of a drug in humans, the potential side effects of the product candidates associated with increasing drug doses and, if possible, to gain early evidence of the product candidate's effectiveness. Phase 1 clinical studies generally take from 6 to 12 months or more to complete.

  Phase 2 Clinical Trials

        Phase 2 clinical trials are conducted on a limited number of patients with the targeted disease, usually involving no more than several hundred patients, to evaluate appropriate dosage and the effectiveness of a drug for a particular indication or indications and to determine the common short-term side effects and risks associated with the drug. An initial evaluation of the drug's effectiveness on patients is performed and additional information on the drug's safety and dosage range is obtained. Auxilium's Phase 2 clinical trials typically include up to 200 patients and may take approximately two years to complete.

  Phase 3 Clinical Trials

        Phase 3 clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. Phase 3 clinical trials are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. They typically include controlled multi-center trials and involve a larger target patient population, typically including from several hundred to several thousand patients to ensure that study results are statistically significant. During Phase 3 clinical trials, physicians monitor patients to determine efficacy and to gather further information on safety. These trials are generally global in nature and are designed to generate data necessary to submit the product to regulatory agencies for marketing approval. Phase 3 testing varies and can often last from 2 to 5 years.

  Regulatory Review

        If a product successfully completes a Phase 3 clinical trial and is submitted to governmental regulators, such as the FDA in the U.S. or the EMA in the EU, the time to final marketing approval can vary from six months (for a U.S. filing that is designated for priority review by the FDA) to several years, depending on a number of variables, such as the disease state, the strength and complexity of the data presented, the novelty of the target or compound, risk-management approval and the time required for the agency(ies) to evaluate the submission. There is no guarantee that a potential treatment will receive marketing approval, or that decisions on marketing approvals or indications will be consistent across geographic areas.

  Other

        Under Auxilium's agreement with BioSpecifics, Auxilium has exclusive worldwide rights to develop, market and sell products containing XIAFLEX, other than dermal formulations labeled for topical administration. Auxilium may expand Auxilium's agreement with BioSpecifics, at Auxilium's option, to cover other indications as they are developed by Auxilium or BioSpecifics. Auxilium plans to prioritize Auxilium's development of additional pipeline indications for XIAFLEX. In addition to the indications mentioned above, other areas of interest could include canine and human lipomas, which BioSpecifics is developing.

Strategic Relationships

        Auxilium has entered into various agreements for the licensing of technology and products. Auxilium intends to pursue other licensing agreements and collaborations in the future. Auxilium has also secured collaboration partners for the sale of products in geographic locations where Auxilium does not have its own sales force. Auxilium may pursue other collaborations in the future.

  Testim

  License from FCB

        In May 2000, Bentley Pharmaceuticals, Inc. ("Bentley") granted Auxilium an exclusive, worldwide, royalty-bearing license to make and sell products incorporating its patented transdermal gel formulation technology that contains testosterone (the "May 2000 License"). Auxilium produces and commercializes Testim under the May 2000 License. The term of the May 2000 License is determined on a country-by-country basis and extends until the later of patent expiration in a country or 10 years from the date of first commercial sale. Under this agreement, Auxilium was required to make up-front and milestone payments upon contract signing, the decision to develop the underlying product, and the receipt of FDA approval. In June 2008, CPEX Pharmaceuticals, Inc. ("CPEX") was spun out of Bentley and became the assignee of certain Bentley assets, including the license agreement governing the May 2000 License and patents Auxilium licensed under that agreement. In April 2011, CPEX was acquired by FCB I Holdings Inc. ("FCB"), a newly formed company which is controlled by Footstar Corporation, and the licensed patents were assigned to FCB. The rights and obligations under the May

2000 License Agreement inure to FCB and continue to be effective, as will Auxilium's rights and obligations thereunder. FCB is an indirect majority owned subsidiary of Xstelos Holdings, Inc. Xstelos is a holding company formed for the purpose of holding the assets of CPEX Pharmaceuticals, Inc., an indirect, majority owned subsidiary of Xstelos, and the predecessor owner of the FCB patents. See "—Patents and Proprietary Rights" for a discussion of the patents Auxilium license from FCB.

        Under the May 2000 License, Auxilium is obligated to make quarterly royalty payments to FCB based on tiered percentages of the annual net sales of Testim. For net sales of Testim in countries in which FCB holds an applicable enforceable patent, the royalty percentage is within the range of 5-15% for annual net sales per country in the U.S. and Canada and, in all other countries, is equal to a single digit percentage plus a portion of certain additional payments received by Auxilium for the sale of Testim. For net sales of Testim in countries in which FCB does not hold an applicable enforceable patent, the royalty percentage is a single digit percentage, the precise value of which is dependent upon whether FCB holds any applicable enforceable patents in other countries at the applicable time of sale.

        Each party may terminate the May 2000 License as a result of the other party's bankruptcy, provided that FCB may not so terminate the May 2000 License so long as it continues to receive royalty payments from Auxilium under the May 2000 License. Auxilium may terminate the May 2000 License as a result of FCB's breach or dissolution or cessation of operations. FCB may terminate the May 2000 License as a result of material non-payment by Auxilium that continues for thirty days after FCB provides notice of such non-payment.

  License to Ferring

        In November 2008, Auxilium entered into a distribution and license agreement with Ferring (the "Ferring Agreement"). Pursuant to the Ferring Agreement, Auxilium appointed Ferring as Auxilium's exclusive distributor of Testim in Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania Luxembourg, Malta, The Netherlands, Norway, Poland , Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the U.K. and all other EU countries where Ferring obtains marketing authorization (the "Ferring Territory"). Ferring gained approval in July 2012 to distribute Testim in the following additional territories: Bulgaria, Cyprus, Czech Republic, Estonia, France, Hungary, Lichtenstein, Latvia, Lithuania, Malta, Poland, Romania, Slovenia and the Slovak Republic. Auxilium also granted Ferring an exclusive, royalty-bearing license to import, market, sell and distribute Testim in the Ferring Territory. Ferring is required to purchase all Testim supply from Auxilium and to make certain sales milestone and royalty payments. In addition, Ferring was required to make certain up-front and milestone payments to Auxilium related to the transfer to Ferring of the marketing authorizations in each country within the Ferring Territory. The initial term of the Ferring Agreement expires on a country-by-country basis 10 years after the first commercial sale of Testim in each such country, subject to automatic five-year renewal terms unless either party elects not to renew at least one year prior to the expiration of the then current term. Either party may terminate the Ferring Agreement as a result of the other party's breach or bankruptcy. Auxilium may terminate the Ferring Agreement on a country-by-country basis if Ferring fails to meet specified commercial targets or if Ferring or its affiliates commercializes a competing product in any country of the Ferring Territory. Auxilium may also terminate the Ferring Agreement in the event of the termination of the May 2000 License or in the event of unauthorized sales of Testim by Ferring outside of the Ferring Territory. Ferring may terminate the Ferring Agreement on a country-by-country basis upon specified regulatory or intellectual property events. Ferring may also terminate the Ferring Agreement upon specified supply disruptions.

        Under the Ferring Agreement, Ferring paid Auxilium $6.2 million in upfront and milestone payments, and may pay Auxilium up to an aggregate of $30 million in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones, which have not yet been achieved. In addition, under the Ferring Agreement, Ferring is obligated to make quarterly royalty payments to Auxilium based on a single digit percentage of net sales of Testim on a country-by-country basis. The precise applicable royalty percentage is greater for net sales in countries where Testim is covered by an applicable valid patent.

  License to Paladin

        Auxilium entered into a license and distribution agreement with Paladin in December 2006 (the "Paladin Agreement"). Auxilium granted Paladin an exclusive license to sell Testim in Canada. The terms of the Paladin Agreement require Paladin to purchase all Testim supply from Auxilium. The initial term of the Paladin Agreement expires on the later of 15 years from its effective date and the expiration of the last valid patent covering Testim in Canada, subject to automatic three-year renewal terms. Either party may terminate the Paladin Agreement as a result of the other party's breach or bankruptcy. Auxilium may terminate the Paladin Agreement if Paladin fails to meet specified commercial targets or make specified payments in lieu thereof. Auxilium may also terminate the Paladin Agreement if Paladin sells competitive products in Canada or in the event of material unauthorized sales of Testim by Paladin outside of Canada. Paladin may terminate the Paladin Agreement upon specified regulatory or intellectual property events or upon specified supply disruptions.

        Under the Paladin Agreement, Paladin paid Auxilium $1.0 million in upfront and milestone payments, and may pay Auxilium up to an aggregate of $5.0 million in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones, which have not yet been achieved. In addition, under the Paladin Agreement, Paladin is obligated to make quarterly royalty payments to Auxilium on net sales in Canada in an amount equal to the royalty payments Auxilium is obligated to make to FCB under the terms of the May 2000 License.

  Distribution and Supply Agreement with Prasco

        On June 9, 2014, Auxilium provided notice (a "Commencement Notice") to Prasco, LLC ("Prasco") authorizing Prasco to commence purchasing, distributing and selling Testim AG in 5 gram tubes which contain 50mg of testosterone in the U.S. and its territories and possessions (the "Prasco Territory") pursuant to a Distribution and Supply Agreement, dated as of April 1, 2014 (the "Prasco Agreement") entered into between Auxilium and Prasco. Prasco commenced initial commercialization activities for Testim AG on June 9, 2014 and Prasco commenced shipping Testim AG on June 10, 2014.

        The Prasco Agreement also provides general terms and conditions for the potential future distribution and supply of generic versions of other Auxilium branded products (such branded products, together with Testim, the "Branded Products," and such generic versions, together with Testim AG, the "Generic Products"), should Auxilium (i) decide to pursue such efforts during the term of the Prasco Agreement and (ii) agree to economic terms with Prasco relating to any such potential future product. Auxilium does not have any current plans to distribute generic versions of any of its Branded Products other than Testim. A summary of certain terms of the Agreement is set forth below.

        Auxilium will provide Commencement Notices to Prasco authorizing Prasco to commence selling a given package configuration of a given dosage strength of a Generic Product (each, a "SKU") under the Prasco Agreement. Auxilium will provide individual Commencement Notices to Prasco for a particular SKU of a Generic Product. Auxilium will grant to Prasco, on the commencement date set forth in each Commencement Notice (the "Commencement Date"), a non-sublicensable, nontransferable license to distribute, promote, market and sell a particular SKU of a Generic Product in the Prasco Territory as an authorized generic version of the applicable Auxilium Branded Product. On the Commencement Date for each SKU, Prasco will provide Auxilium with an order identifying the initial quantities of such SKU of such Generic Product Auxilium is to supply. During the term of the

Prasco Agreement, Auxilium will supply Prasco with all of Prasco's requirements for any Generic Product for marketing, distribution and sale as a Generic Product in the Territory.

        During the term of the Prasco Agreement, Prasco will pay Auxilium a price agreed to by the parties for each Generic Product on a SKU-by-SKU basis. Any such price will remain unchanged for an initial period of time and may thereafter be adjusted based on changes to costs and materials. During the term of the Prasco Agreement beginning on the first Commencement Date, Prasco will pay Auxilium, for each Generic Product, the percentage of net sales of such Generic Product that Auxilium owes to any licensor of the applicable Branded Product and a percentage of certain net distributable profits per quarter for each applicable SKU of such Generic Product, less a certain percentage of net sales as a distribution fee and less Prasco's out-of-pocket expenses.

        For each calendar month following the first Commencement Date, Prasco will provide a forecast to Auxilium for each Generic Product that covers a twelve (12) month period starting with the calendar month after which Prasco provides such forecast (a "Rolling Forecast"). At the time of each Rolling Forecast, Prasco will provide Auxilium with a binding purchase order for Generic Products to be received by Prasco during a firm period of the Rolling Forecast.

        Auxilium will have control over, and authority and responsibility for monitoring and coordinating all maintenance of, regulatory actions with respect to, and communications and filings with, the Food and Drug Administration with respect to any Generic Products and the distribution and sale of any Generic Products under the Agreement. Prasco shall be solely responsible for communications and filings with, and submissions to, regulatory agencies specifically and solely related to Generic Product sales, prices, discounts, rebates, fees, charge-backs and other payments associated with Prasco's distribution and sale of Generic Products under the Agreement. Prasco is solely responsible for all federal, state and local government and private purchasing, pricing or reimbursement programs with respect to any Generic Products sold by Prasco.

        Subject to each party's termination rights, the term of the Prasco Agreement will continue, on a Generic Product-by-Generic Product basis, for a period of three years after the first commercial sale of each such Generic Product. The Prasco Agreement will automatically renew on a Generic Product-by-Generic Product basis, for an additional one-year term unless either party elects not to renew the Agreement by providing written notice to the other party within a specified period of time prior to the expiration of the applicable term. Auxilium may terminate the Prasco Agreement at any time, for any reason, after having given prior written notice to Prasco within a specified period of time in advance of the termination. Auxilium may also terminate the Agreement in the event of delays in the first commercial sale of a particular SKU for any Generic Product, if there is a Prasco change in control, or in certain instances involving settlements of patent infringement lawsuits. Prasco may terminate the Prasco Agreement in the event of delays with respect to a particular SKU for any Generic Product launch and the receipt of a Commencement Notice and/or for certain significant selling price decreases. Either party may terminate the Agreement as a result of the other party's material breach or bankruptcy.

  Co-promotion Agreement with GlaxoSmithKline LLC

        On May 18, 2012, Auxilium and GSK entered into a co-promotion agreement (the "GSK Agreement"). Under the GSK Agreement, Auxilium granted to GSK the exclusive right to co-promote the sale of Testim in the U.S. and its territories and possessions (the "GSK Territory"). Subject to certain rights of early termination, the GSK Agreement was scheduled to terminate on September 30, 2015. GSK began promoting Testim using a sizeable established field sales force in the U.S. in mid-July 2012. On July 31, 2013, Auxilium and GSK mutually agreed to terminate the GSK Agreement.

  XIAFLEX

  License from BioSpecifics

        In June 2004, Auxilium entered into a development and license agreement with BioSpecifics and amended this agreement in May 2005, December 2005, December 2008 and August 2011 (the "BioSpecifics Agreement"). Under the BioSpecifics Agreement, Auxilium has exclusive worldwide rights to develop, market and sell certain products containing the collagenase enzymes, which Auxilium refers to as XIAFLEX. Auxilium's licensed rights concern the development and commercialization of products, other than dermal formulations labeled for topical administration, and currently, Auxilium's licensed rights cover the indications of DC, PD, Frozen Shoulder syndrome and cellulite. Auxilium may further expand its rights under the BioSpecifics Agreement, at Auxilium's option, to cover other indications as they are developed by Auxilium or BioSpecifics.

        The BioSpecifics Agreement extends, on a country-by-country and product-by-product basis, for the longer of any applicable patent life, the expiration of any regulatory exclusivity period or 12 years. Either party may terminate this agreement in the event of bankruptcy or insolvency by the other party. Additionally, either party may terminate this agreement if the other party is in material breach of its obligations under the agreement which continues for a period of 90 days following receipt of written notice of such material breach. Auxilium may terminate this agreement in its entirety, or on a country-by-country basis, on an indication-by-indication basis, or on a product-by-product basis, at any time upon 90 days prior written notice to BioSpecifics. If this agreement is properly terminated by Auxilium, Auxilium will retain a non-exclusive license for these rights. See "—Patents and Proprietary Rights" below for a discussion of the patents Auxilium license from BioSpecifics.

        Auxilium is responsible, at its own cost and expense, for developing the formulation and finished dosage form of products and arranging for the clinical supply of products.

        Auxilium has been, and will be, obligated to make contingent milestone payments to BioSpecifics upon the filing of regulatory applications and receipt of regulatory approval. Auxilium has paid BioSpecifics $25.3 million under the BioSpecifics Agreement, of which Auxilium paid $4.6 million in 2011, $0.6 million in 2012 and $2.5 million in 2013. The 2011 payments included a payment of approximately $3.8 million, which represented BioSpecifics's share of the net $41.1 million which Pfizer, Inc. ("Pfizer") paid to Auxilium as milestone payments under the Pfizer Agreement (as described below). The 2011 payments also included a payment of approximately $0.8 million, which represented BioSpecifics's share of the $15 million which Asahi Kasei paid to Auxilium as milestone payments under the Asahi Agreement (as described below). In 2012, after Auxilium received the $10 million up-front payment and a subsequent $0.5 million milestone payment from Actelion under the Actelion Agreement (as described below), Auxilium made payments to BioSpecifics totaling $0.6 million. Additional milestone obligations will be due to BioSpecifics upon further acceptance of filings, approvals and achievement of certain sales levels by Auxilium's partners. Also, Auxilium exercised Auxilium's option to include cellulite as an additional indication by making a one-time license fee payment of $0.5 million to BioSpecifics in January 2013. Also in January 2013, Auxilium paid BioSpecifics $1.0 million upon the acceptance by the FDA of Auxilium's sBLA for XIAFLEX for the treatment of PD. In December 2013, Auxilium also paid BioSpecifics a $2 million milestone payment related to the FDA's approval of XIAFLEX for the treatment of PD. Additionally, if Auxilium exercises an option to develop and license XIAFLEX for additional indications, an exercised indication fee will be due. Pursuant to the BioSpecifics Agreement, the exercised indication fee for each additional indication is $0.5 million.

        In addition, under the BioSpecifics Agreement, Auxilium is obligated to make quarterly royalty payments to BioSpecifics based on a specified percentage within the range of 5-15% of net sales of XIAFLEX by Auxilium in the U.S., by Sobi in the EU and certain Eurasian countries, and by Asahi

Kasei in Japan. The royalty percentage decreases if a generic to XIAFLEX is marketed in these territories.

        In the event that Auxilium sublicenses the right to sell XIAFLEX in any country outside of the U.S., the EU and certain Eurasian countries or Japan—as Auxilium did in February 2012 to Actelion for Australia, Brazil, Canada and Mexico (although Actelion is no longer pursuing commercialization in Mexico or Brazil)—Auxilium must pay BioSpecifics a specified fraction of the royalty Auxilium receives from such sublicense (which payment to BioSpecifics is capped at a specified percentage—within the range of 5-15%—of net sales of XIAFLEX within the applicable country), and a specified mark-up on Auxilium's cost of goods related to supply of XIAFLEX (which mark-up is capped at a specified percentage—within the range of 5-15%—of Auxilium's cost of goods of XIAFLEX for the applicable country).

        Under the BioSpecifics Agreement, Auxilium has the exclusive right to manufacture any pharmaceutical product containing the collagenase enzyme as an active ingredient:

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  for the indications of Dupuytren's, Peyronie's, Frozen Shoulder syndrome and cellulite (such indications, together with such indications that may be added under the terms of the BioSpecifics Agreement, the "Field"), and for any indications outside the Field which BioSpecifics elects not to pursue; and

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  for early-stage development activities through phase 2 clinical trials for any indications.

        Auxilium has the non-exclusive right to manufacture any pharmaceutical product containing the collagenase enzyme as an active ingredient:

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  for supply to BioSpecifics for in vitro development; and

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  for post-phase 2 development (including submissions for regulatory approval) and commercialization of indications outside the Field which Auxilium elects not to pursue.

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  BioSpecifics currently retains the right to manufacture;

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  collagenase for use as a reagent for tissue disassociation;

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  collagenase for performing in vitro research and development unless Auxilium elects to supply product for such purposes;

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  collagenase for purposes of development and commercialization of any indications outside the Field which Auxilium elects not to pursue; and

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  collagenase for any early-stage development activities conducted by BioSpecifics through phase 2 clinical trials for any indications outside the Field, but only if Auxilium fails to supply product, diluent or placebo for such purpose.

  License to Pfizer

        In December 2008, Auxilium entered into a development, commercialization and supply agreement with Pfizer (the "Pfizer Agreement"). Under the Pfizer Agreement, Auxilium granted to Pfizer the right to develop and commercialize, with the right to sublicense, Xiapex (EU tradename for XIAFLEX) for the treatment of PD and DC upon receipt of the applicable regulatory approvals in the 27 member countries of the EU as it existed as of the effective date of the Pfizer Agreement (Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the UK), as well as Albania, Armenia, Azerbaijan, Belarus, Bosnia & Herzegovina, Croatia, Georgia, Iceland, Kazakhstan, Kirghiz Republic, Macedonia, Moldova, Montenegro, Norway, Serbia, Switzerland, Tajikistan, Turkey and Uzbekistan (the "Pfizer Territory").

        Pfizer received marketing authorization by the European Commission on February 28, 2011 and Xiapex is now available in Austria, Belgium, Czech Republic, Denmark, Finland, Hungary, Iceland, Ireland, Italy, Luxembourg, Netherlands, Norway, Poland, Portugal, Romania, Spain, Sweden, Switzerland and the United Kingdom.

        On November 6, 2012, Auxilium and Pfizer entered into an amendment (the "Pfizer Amendment") to the Pfizer Agreement. As a result of the Pfizer Amendment, the Pfizer Agreement terminated effective April 24, 2013 (the "Termination Date"). Prior to this mutual Termination Date (and, subject to the terms of the Pfizer Agreement, thereafter with respect to certain responsibilities), the Parties continued to perform all of their obligations as described in the Pfizer Agreement. After the Termination Date, all rights held by Pfizer to commercialize Xiapex (with certain exceptions) and the responsibility for regulatory activities for Xiapex in the aforementioned countries reverted, at no cost, to Auxilium. In addition, Pfizer maintained, as provided in the Pfizer Agreement, the right to sell its remaining Xiapex inventory for the six month period following the Termination Date so long as Pfizer continued to make the commercialization and royalty payments on such sales that were established pursuant to the Pfizer Agreement.

        On March 28, 2013, Auxilium and Pfizer entered into a transition services agreement (the "Transition Services Agreement") relating to the transition from Pfizer to Auxilium of the development and commercialization activities related to Xiapex for the treatment of Dupuytren's and for the treatment of Peyronie's. Notwithstanding the Pfizer Amendment, the Transition Services Agreement provided, and set out schedules, for, among other matters, an orderly transition of regulatory approvals and licenses, packaging and labeling responsibilities, distribution activities, pharmacovigilance obligations, recall obligations, product testing activities, ongoing clinical trial activities and redesign of packaging.

        A summary of certain terms of the Transition Services Agreement is set forth below:

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  Pfizer assigned to Auxilium the ongoing management and continued performance of certain clinical trials for Xiapex, including the transfer of data, effective May 31, 2013;

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  Until July 31, 2013, Pfizer continued to sell in the Pfizer Territory any of its Xiapex inventory that remained on hand and paid to Auxilium any commercialization payments due under the original Pfizer Agreement;

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  Auxilium and Pfizer cooperated in working toward the transfer of the EU and the Swiss marketing authorizations to Auxilium or Auxilium's designees. In addition to Pfizer's selling of its own inventory, Pfizer distributed Xiapex on Auxilium's behalf until July 31, 2013.

  •
  After February 28, 2014, Pfizer will not provide any further support with respect to the supply of Xiapex.

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  The term of the Transition Services Agreement commenced on March 28, 2013 and ended on April 24, 2014; provided that the rights and obligations of Pfizer and Auxilium that expressly terminate on a date prior to April 24, 2014, terminated on such date.

  License to Sobi

        On July 15, 2013, Auxilium entered into a collaboration agreement with Sobi (the "Sobi Agreement"). Under the Sobi Agreement, Sobi was granted the right to develop and commercialize Xiapex for the treatment in humans of PD and DC in 28 EU member countries, Switzerland, Norway, Iceland, 18 Central Eastern Europe/Commonwealth of Independent countries, including Russia and Turkey, and 22 Middle Eastern & North African countries (the "Sobi Territory"). Under the Sobi Agreement, Sobi will be responsible for all development costs specific to the Sobi Territory and Auxilium will be responsible for development costs not specific to the Sobi Territory. In addition, Sobi will be solely responsible for costs associated with obtaining and maintaining regulatory approval for Xiapex in the Sobi Territory as well as post-regulatory approval filing date development activities. Auxilium will be responsible for all clinical and commercial manufacturing and supply of Xiapex for the Sobi Territory.

        Under the terms of the Sobi Agreement, Auxilium expects to receive significant tiered royalties, within the range of 55-65%, 50-60% and 45-55% based on sales of Xiapex in the Sobi Territory, which include payment for product supply. The tiered royalty percentages will decrease by approximately 10% upon the occurrence of certain manufacturing milestones or July 1, 2016, whichever is earlier. Additionally, Sobi could make up to $40 million in potential sales milestone payments to Auxilium.

        Subject to each party's termination rights, the term of the Sobi Agreement extends on a product-by-product basis from the date of the Sobi Agreement until the 10th anniversary of the date of the Sobi Agreement. The term of the Sobi Agreement will be automatically extended for sequential two year periods unless a notice of non-renewal is provided in writing to the other party at least six months prior to expiration of the then current term.

  License to Asahi Kasei

        On March 22, 2011, Auxilium entered into the Asahi Agreement. Under the Asahi Agreement, Auxilium granted Asahi Kasei the exclusive right to develop and commercialize XIAFLEX for the treatment of DC and PD in Japan upon receipt of the applicable regulatory approvals. Auxilium also granted Asahi Kasei the right of first negotiation to obtain exclusive rights to commercialize any new XIAFLEX indications in Japan during the term of the Asahi Agreement. Asahi Kasei paid Auxilium an up-front payment of $15 million in March 2011. In addition, Asahi Kasei may make up to $247 million in potential payments, with $37 million tied to development and regulatory milestones and $210 million tied to achievement of aggregate annual net sales thresholds. In addition, the Asahi Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in Japan. Subject to the requirement that Asahi Kasei make certain specified minimum royalty payments, the royalty percentage tiers feature royalty percentages within the ranges of 30-40% and 35-45%. The applicable royalty percentage increases from tier to tier upon the achievement of a specified threshold of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in Japan.

        Under the Asahi Agreement, Asahi Kasei is responsible for all clinical development, regulatory and commercialization activities for XIAFLEX for the treatment of DC and PD for the Japanese market and Auxilium will be reimbursed for all costs Auxilium may incur in connection with these activities. Auxilium is responsible for all clinical and commercial manufacturing and supply of XIAFLEX for the Japanese market. Each party may terminate the Asahi Agreement as a result of the other party's breach or bankruptcy. In the event that, based on consultation with Japanese regulatory authorities, unexpected additional investment would be imposed on Asahi Kasei due to the necessity of expanding clinical studies beyond specified cost thresholds, Asahi Kasei may terminate the Asahi Agreement with respect to Peyronie's upon written notice following the third anniversary of the Asahi Agreement's effective date. In the event of termination, all licenses and rights granted to Asahi Kasei under the Asahi Agreement will revert, or be assigned, to Auxilium and Asahi Kasei will provide certain assistance with respect to transferring certain of Asahi Kasei's know-how. In the event of termination by Asahi Kasei, all licenses and rights granted to Auxilium under the Asahi Agreement will terminate. Subject to each party's termination rights, the term of the Asahi Agreement extends on a product-by-product basis from the date of the Asahi Agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, (ii) the 15th anniversary of the first commercial sale of the product, or (iii) the entry of a generic to XIAFLEX in the Japanese market.

  License to Actelion

        On February 22, 2012, Auxilium entered into the Actelion Agreement. Under the terms of the Actelion Agreement, Auxilium granted Actelion exclusive rights to develop and commercialize XIAFLEX for the treatment of DC and PD in Australia, Brazil, Canada and Mexico upon receipt of the applicable regulatory approvals. Auxilium also granted Actelion the right of first negotiation to obtain exclusive rights to commercialize any new XIAFLEX indications in these countries during the term of the Actelion Agreement. In 2014, Actelion notified Auxilium that it no longer intended to pursue commercialization of XIAFLEX in Brazil, following a similar decision for Mexico in 2013. Subsequent to discussions with Actelion and at Auxilium's request, Actelion withdrew its regulatory filings for XIAFLEX for DC in Mexico and Brazil and is in the process of returning all regulatory documentation to Auxilium. Auxilium has agreed to waive any further milestone payments in connection with Mexico or Brazil.

        Actelion paid Auxilium an up-front payment of $10 million in the first quarter of 2012. In July 2012 and 2013, respectively, Auxilium was granted approval of XIAFLEX for the treatment of DC in adults with a palpable cord in Canada and Australia. As a result of these milestones, Actelion paid Auxilium $0.5 million for each approval. Actelion may make up to $53.5 million in potential payments to Auxilium, with $11.0 million tied to regulatory, pricing, and reimbursement milestones and $42.5 million tied to achievement of aggregate annual net sales thresholds. In addition, the Actelion Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in these countries. The royalty percentage tiers feature royalty percentages within the ranges of 15-25%, 20-30%, and 25-35%. The applicable royalty percentage increases from tier to tier upon the achievement of specified thresholds of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in these countries.

        Under the Actelion Agreement, Actelion is responsible for all clinical development, regulatory and commercialization activities for XIAFLEX for the treatment of DC and PD for Australia, Brazil, and Canada and Actelion will reimburse Auxilium for all out-of-pocket costs Auxilium may incur in connection with these activities. Auxilium is responsible for all clinical and commercial manufacturing and supply of XIAFLEX for these countries. Each party may terminate the Actelion Agreement as a result of the other party's breach or bankruptcy. Auxilium may terminate the Actelion Agreement if Actelion fails to meet specified sales thresholds for specified time periods. After the second anniversary of the first commercial sale by Actelion of XIAFLEX, Actelion may terminate the Actelion Agreement (in whole or on a country-by-country basis) upon 180 days' prior written notice to Auxilium. Subject to each party's termination rights, the term of the Actelion Agreement extends on a product-by-product and country-by-country basis from the date of the Actelion Agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, (ii) the 15th anniversary of the first commercial sale of the product, (iii) the achievement of a specified market share of generic versions of the product in such country or (iv) the loss of certain marketing rights or data exclusivity in such country.

  STENDRA

  License from VIVUS

        On October 10, 2013, Auxilium entered into a license and commercialization agreement with VIVUS (the "VIVUS License Agreement"). Under the VIVUS License Agreement, Auxilium was granted the exclusive right to commercialize VIVUS's pharmaceutical product STENDRA for the treatment of any urological disease or condition in humans, including male erectile dysfunction, in the U.S. and Canada and their respective territories.

        Auxilium paid to VIVUS a one-time license fee of $30 million in the fourth quarter of 2013, along with $2.1 million in reimbursement for certain post-regulatory approval studies. Auxilium is required to make a $15 million regulatory milestone payment to VIVUS if the FDA approves the STENDRA 15-minute onset of action label expansion accepted by the FDA in January 2014. Auxilium may make up to an aggregate of $255 million in potential milestone payments to VIVUS if Auxilium achieves certain net sales targets.

        Auxilium will make royalty payments to VIVUS based on tiered percentages of the aggregate annual net sales of STENDRA in the U.S. and, if approved and launched there, in Canada, on a quarterly basis. The percentage of Auxilium's aggregate annual net sales to be paid to VIVUS increases in accordance with the achievement of specified thresholds of aggregate annual net sales of STENDRA in Auxilium's licensed territory. At the lowest tier, the royalty payable is in the range of 5% to 10% and, at the highest tier, the royalty payable is in the range of 15% to 20%. If Auxilium's net sales of STENDRA in either the U.S. or Canada are reduced by certain amounts following the entry of a generic product to the market, Auxilium's royalty payments will be reduced by an amount that will be a function of the degree to which Auxilium and VIVUS agree the market for STENDRA has been reduced. Auxilium may also make royalty payments and, if a certain annual sales threshold is met, a milestone payment to VIVUS in satisfaction of VIVUS's payment obligations to Mitsubishi Tanabe Pharma Corporation ("MTPC") set forth in an agreement between MTPC and VIVUS, as amended, pursuant to which MTPC granted VIVUS certain intellectual property rights relating to STENDRA in exchange for certain royalty and milestone payments to MTPC. Should any royalties be payable to MTPC, they will be in a range of 4% to 7%. The maximum amount payable for the future milestone (assuming there are no sales anywhere outside of the U.S.) is $6 million and is payable only if annual sales exceed a certain threshold.

        Subject to each party's termination rights, the VIVUS License Agreement will remain in effect until the later of, on a country by country basis:

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  10 years from the date STENDRA launches in such country, and

  •
  the expiration of the last to expire patent covering STENDRA in such country.

        Upon the expiration of the term of the VIVUS Agreement, the license grant by VIVUS to Auxilium will become fully paid-up, royalty-free, perpetual and irrevocable.

        Neither of the parties is permitted to directly or indirectly develop, commercialize, or in-license any product that competes with STENDRA in Auxilium's licensed territory during a period of five years from the effective date of the VIVUS License Agreement.

        Auxilium will obtain STENDRA exclusively from VIVUS pursuant to the VIVUS Supply Agreement entered into between Auxilium and VIVUS, as further described below. At a time selected by Auxilium, but no later than the third anniversary of the effective date of the VIVUS License Agreement, Auxilium may elect to transfer control of the supply chain for STENDRA to Auxilium or Auxilium's designee (the "Supply Chain Transfer").

        VIVUS shall be responsible for conducting any post-regulatory approval studies that are required by the FDA. The costs of conducting such studies shall be shared equally, up to a maximum aggregate payment by Auxilium of $4 million, and once such maximum is reached, VIVUS shall be solely responsible for such costs. VIVUS has billed Auxilium $2.4 million of such costs so far, $2.1 million of which were incurred prior to Auxilium's entering into the VIVUS License Agreement. Any additional post-regulatory approval studies that Auxilium determines to conduct with respect to STENDRA shall be conducted by Auxilium at its sole expense. VIVUS was responsible for preparing and filing at its expense with the FDA the appropriate documents to obtain the 15 minute onset of action label expansion for STENDRA, which it submitted in November 2013. VIVUS shall use its commercially reasonable efforts to obtain approval of such label expansion filing.

        Auxilium is solely responsible for commercializing STENDRA in Auxilium's licensed territory during the term of the VIVUS License Agreement and are solely responsible for all costs and expenses associated with such commercialization activities.

        Either Party may terminate the VIVUS License Agreement as a result of the other party's material breach or bankruptcy. VIVUS may terminate the VIVUS License Agreement immediately upon written notice to Auxilium if Auxilium is excluded from participation in the U.S. federal healthcare programs. After the first anniversary of the STENDRA launch in the U.S., Auxilium may terminate the VIVUS License Agreement for any reason upon 180 days written notice. Auxilium may terminate the VIVUS License Agreement upon a generic entry into the market upon 30 days written notice.

  Commercial Supply Agreement with VIVUS

        On October 10, 2013, Auxilium entered into a commercial supply agreement with VIVUS (the "VIVUS Supply Agreement"). Under the VIVUS Supply Agreement, VIVUS will be Auxilium's exclusive supplier of STENDRA. VIVUS will manufacture STENDRA, directly or through one or more third party subcontractors. VIVUS currently obtains STENDRA solely from MTPC and will continue to obtain it solely from MTPC (who will have an obligation to supply VIVUS until June 30, 2015) unless and until VIVUS qualifies with the FDA a third party manufacturer who is able to manufacture STENDRA in accordance with required specifications and applicable laws.

        Auxilium must purchase all of its requirements for STENDRA from VIVUS, subject to the Supply Chain Transfer described above. For 2015 and each subsequent year during the term, should Auxilium fail to purchase an agreed minimum amount of STENDRA from VIVUS, Auxilium will reimburse VIVUS for the shortfall as it relates to VIVUS's out-of-pocket costs to acquire certain raw materials needed to manufacture STENDRA. Auxilium will pay to VIVUS its manufacturing cost plus a certain percentage mark up for each unit of STENDRA.

        Subject to each party's termination rights, the term of the VIVUS Supply Agreement will remain until December 31, 2018. Either party may terminate the VIVUS Supply Agreement as a result of the other party's material breach or bankruptcy. Either party may terminate the VIVUS Supply Agreement if the VIVUS License Agreement is terminated. The VIVUS Supply Agreement will automatically terminate upon the completion of the Supply Chain Transfer.

Manufacturing

        Auxilium produces the active pharmaceutical ingredient ("API") of XIAFLEX and Auxilium produces TESTOPEL. Auxilium currently uses, and expects to continue to depend on, contract manufacturers to manufacture all of Auxilium's other products and to handle certain aspects of the manufacture of XIAFLEX. Auxilium also may depend on contract manufacturers to manufacture any products for which Auxilium receives marketing approval and to produce sufficient quantities of Auxilium's product candidates for use in preclinical and clinical studies. Auxilium and Auxilium's contract manufacturers are subject to an extensive governmental regulation process. Regulatory authorities in Auxilium's markets require that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices ("cGMP"). The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. Auxilium has established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications, that Auxilium believes is cGMP-compliant.

  Testim

        DPT.    Testim and Testim AG are manufactured for Auxilium by DPT Laboratories, Ltd. ("DPT") pursuant to a manufacturing and supply agreement that expires on December 31, 2015, unless terminated earlier by either party. The manufacturing agreement automatically renews for 18-month periods unless either party gives written notice not to renew at least 18 months prior to the expiration of the initial term or any renewal term. During the term of this agreement, DPT is required to manufacture, and Auxilium is required to purchase, a specified percentage of Auxilium's annual requirements for Testim.

        The DPT manufacturing agreement may be terminated by either Auxilium or DPT upon: (1) the failure of either party to comply with its obligations under this manufacturing agreement, if such failure is not remedied within sixty (60) days after written notice; or (2) notice by either party to the other upon the insolvency or bankruptcy of the other party. In addition, Auxilium may terminate this manufacturing agreement immediately upon written notice, if: (1) a failure to supply the required product continues for more than ninety (90) days after the delivery date; (2) an applicable regulatory authority refuses to grant, or withdraws, marketing approval; (3) Auxilium decides to discontinue the marketing of the product in the U.S.; or (4) DPT's manufacturing license is revoked or suspended. In the event of termination under certain circumstances, Auxilium will be required to pay DPT for certain costs and accrued expenses.

        Auxilium has qualified Contract Pharmaceuticals Limited Canada ("CPL") as a secondary supplier under a contract that expires on July 31, 2014, and they supply us with certain quantities of Testim pursuant to an agreement with CPL, dated July 31, 2007.

  XIAFLEX

        Horsham.    Auxilium leases a 50,000 square foot biological manufacturing facility in Horsham, Pennsylvania that Auxilium uses to produce the active ingredient of XIAFLEX. The initial term of the lease expires on January 1, 2017. In 2009, Auxilium also leased approximately 56,000 square feet of laboratory, warehouse and office space in two other Horsham locations. Auxilium believes it has sufficient capacity to manufacture Auxilium's commercial supply needs for the foreseeable future.

        Auxilium currently is the sole supplier of the active pharmaceutical ingredient for commercial supply of XIAFLEX, but Auxilium is currently in the process of qualifying a new secondary manufacturer for XIAFLEX.

        Jubilant HollisterStier.    Auxilium uses a contract manufacturer, Jubilant HollisterStier LLC ("JHS"), to fill and lyophilize the XIAFLEX bulk drug substance that Auxilium manufactures and produces sterile diluent. In June 2008, Auxilium entered into a supply agreement with JHS pursuant to which JHS provides these services. The initial term of the supply agreement was three years, and it automatically renews for subsequent two year terms, unless terminated earlier. Auxilium is currently in the first of the two subsequent renewal periods of this agreement.

        Catalent.    Auxilium uses a contract packager, Catalent Pharma Solutions, LLC ("Catalent"), to label and package XIAFLEX.

  TESTOPEL

        Rye.    Auxilium owns an approximately 3,000 square foot manufacturing facility in Rye, New York that Auxilium uses to produce TESTOPEL. Auxilium believes it has sufficient capacity to manufacture Auxilium's commercial supply needs for the foreseeable future. Auxilium currently is the sole supplier of TESTOPEL.

  STENDRA

        Auxilium obtains STENDRA exclusively from VIVUS pursuant to the VIVUS Supply Agreement described above. At a time selected by Auxilium, but no later than the third anniversary of the effective date of the VIVUS License Agreement, Auxilium may make a Supply Chain Transfer. Until the Supply Chain Transfer occurs, if ever, VIVUS will manufacture STENDRA, directly or through one or more third party subcontractors. VIVUS currently obtains STENDRA solely from MTPC and will continue to obtain it solely from MTPC (who will have an obligation to supply VIVUS until June 30, 2015) unless and until VIVUS qualifies with the FDA a third party manufacturer who is able to manufacture STENDRA in accordance with required specifications and applicable laws.

  OTHER PRODUCTS

        Auxilium relies on various third party manufacturers for the supply of Auxilium's remaining products, some through contractual relationships and some on a purchase order basis.

Dependence on Certain Customers

        Auxilium sells its products to wholesale drug distributors, specialty pharmacies, specialty distributors and chain drug stores who generally sell products to retail pharmacies, hospitals and other institutional customers. Auxilium does not promote its products to these customers, and they do not determine product demand. Auxilium also sells certain products directly to physicians. The following individual customers each accounted for at least 10% of total product shipments for 2013: 29% to AmerisourceBergen Corporation, 25% to Cardinal Health, Inc. and 27% to McKesson Corporation. Auxilium's business would be harmed if any of these customers refused to distribute Auxilium's products or refused to purchase Auxilium's products on commercially favorable terms to Auxilium.

Competition

        Auxilium's research and development and commercialization initiatives face, and will continue to face, intense competition from other companies that are developing treatments for the disease states for which Auxilium markets products and may be developing treatments for the disease states for which Auxilium is developing product candidates. These companies include both private and public entities, including well-known, large pharmaceutical companies, generic pharmaceutical companies, chemical companies, biotechnology companies, research institutions, universities and government agencies.

        Many companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources, larger research and development operations, larger development and commercial staffs and significantly greater experience than Auxilium does. Accordingly, Auxilium's competitors may succeed in obtaining patent protection, receiving FDA and other regulatory approval or commercializing products that compete with Auxilium's products or Auxilium's product candidates.

        From the corporate development and licensing perspective, Auxilium faces extensive competition in the acquisition or in-licensing of pharmaceutical products or small companies to enhance Auxilium's portfolio of products. A number of more established companies, which have strategies to in-license or acquire products, may have competitive advantages, as may other emerging companies taking similar or different approaches to product acquisitions. In addition, a number of established research-based pharmaceutical and biotechnology companies may acquire products in late stages of development to augment their internal product lines. These established companies may have a competitive advantage over Auxilium due to their size, resources and experience.

  Generic Competition in TRT

        Other pharmaceutical companies may develop generic versions of Testim or Auxilium's other TRT products, or any products that compete with Auxilium's TRT products that do not infringe Auxilium's patents or other proprietary rights. For example, because the ingredients of Testim are commercially available to third parties, it is possible that competitors may design formulations, propose dosages or develop methods of administration that would be outside the scope of the claims of one or more, or of all, of the patent rights that Auxilium in-licenses. This would enable their products to effectively compete with Testim. Governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for these generic products or allow physicians to substitute AB-rated generics.

        Upsher-Smith Laboratories, Inc. ("Upsher-Smith") received final approval from the FDA on June 4, 2014 for its testosterone gel product, Vogelxo, which it had filed pursuant to a 505(b)(2) New Drug Application ("505(b)(2) NDA") using Testim as its reference drug. Upsher-Smith launched Vogelxo and an authorized generic version of Vogelxo on or about July 2, 2014. Auxilium had been engaged in litigation with Upsher-Smith regarding its 505(b)(2) NDA in the Federal courts of Delaware and Upsher-Smith prevailed in that litigation in December 2013 after having its motion for summary judgment granted. Auxilium has appealed the lower court ruling and that appeal is currently pending in the U.S. Court of Appeals for the Federal Circuit.

        Auxilium is also currently engaged in a separate litigation in Federal court in Delaware with Upsher-Smith regarding Upsher-Smith's attempts to bring a generic testosterone gel product to market via an Abbreviated New Drug Application ("ANDA") procedure using Testim as its reference drug. Auxilium is also engaged in litigation in Federal courts in New Jersey with Actavis regarding Actavis' attempts to bring a generic testosterone gel product to market via an ANDA.

        An adverse outcome in any of these litigations or any other such legal action could result in one or more additional generic or branded generic versions of Testim being launched in the U.S. before the expiration of the 10 FCB patents. The introduction of an additional generic or branded generic version of Testim could have a material adverse effect on Auxilium's ability to successfully execute Auxilium's business strategy to maximize the value of Testim and Testim AG and therefore could have a material negative impact on Auxilium's financial condition and results of operations.

        Separately, Auxilium expects that a generic version of AndroGel, the market leader in the TRT gel market, could enter the market in mid-2015. The introduction of a generic version of AndroGel, or any other branded testosterone gel, would likely have an adverse impact on the branded gel market.

  Other Delivery Options in TRT

        Endo International plc ("Endo") received approval from the FDA in March 2014 for Aveed™(known as "Nebido" outside of the U.S.), an injectable TRT product candidate, and launched Aveed in March 2014. In addition to Aveed, there are also generic injectable TRT products on the market.

        In addition to further potential generic competition, several other pharmaceutical companies have TRT products in development that may be approved for marketing in the U.S. and the rest of the world. Clarus Therapeutics, Inc. ("Clarus") filed an NDA in January 2014 for its product candidate, RextoroTM, an oral TRT product candidate. Repros Therapeutics, Inc. ("Repros") is conducting Phase 3 studies to evaluate Androxal®, an oral selective estrogen receptor modulator product candidate with the goal of restoring normal pituitary response in men resulting in normalization of testosterone and luteinizing hormone levels. Repros has announced it expects to file its NDA with the FDA by the end of 2014. Lipocine Inc. ("Lipocine") is developing LPCN-1021, an oral form of testosterone. Lipocine is now conducting a Phase 3 study for LPCN 1021. Antares Pharma, Inc. is currently conducting Phase 2 study for Vibex™ QST, a subcutaneous injectable TRT product candidate.

Government Regulation

        Government authorities in the U.S., at the federal, state, and local level, and in foreign countries extensively regulate, among other things, the following areas relating to Auxilium's products and product candidates:

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  research and development;

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  testing, manufacture, labeling and distribution;

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  advertising, promotion, sampling and marketing; and

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  import and export.

        All of Auxilium's products require regulatory approval by government agencies prior to commercialization. Testim has been approved for marketing for the indication of male hypogonadism in the U.S., Canada, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Norway, Poland , Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the U.K.. XIAFLEX has been approved for the treatment of adult Dupuytren's patients with a palpable cord in the U.S. and Canada and as Xiapex in Austria, Belgium, Czech Republic, Denmark, Finland, Hungary, Iceland, Ireland, Italy, Luxemburg, Netherlands, Norway, Poland, Portugal, Romania, Spain, Sweden, Switzerland and the United Kingdom.

        Human therapeutic products are subject to rigorous preclinical and clinical trials to demonstrate safety and efficacy and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal, state, local, and foreign statutes and regulations also govern testing, manufacturing, labeling, distribution, storage and record-keeping related to such products and their promotion and marketing.

  Regulation in the U.S.

        In the U.S., drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, labeling, promotion and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to administrative sanctions or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, and total or partial suspension of product marketing and/or approvals. In addition, non-compliance may result in the FDA's refusal to approve pending NDAs or Biologics License Applications ("BLAs") or supplements to approved NDAs or BLAs or in the withdrawal of an NDA or BLA.

        The steps ordinarily required before a new pharmaceutical product containing a new chemical entity may be marketed in the U.S. include:

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  preclinical laboratory tests, preclinical studies in animals and formulation studies;

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  the submission to the FDA of a notice of claimed investigational exemption for a new drug, which must become effective before clinical testing may commence;

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  adequate and well-controlled clinical human trials to establish the safety and efficacy of the drug for each indication;

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  the submission of an NDA or BLA to the FDA; and

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  FDA review and approval of the NDA or BLA prior to any commercial sale or shipment of the drug. Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of the product.

        Preclinical tests must be conducted in compliance with Good Laboratory Practice regulations. The results of preclinical testing are submitted to the FDA as part of an IND. A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day period or at any time thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND application process can result in substantial delay and expense.

        Clinical trials to support NDAs or BLAs are typically conducted in three sequential phases, but the phases may overlap. In phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase 2 usually involves studies in a limited patient population to (1) assess the efficacy of the drug in specific, targeted indications, (2) assess dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks. If a compound is found to be potentially effective and to have an acceptable safety profile in phase 2 evaluations, phase 3 trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical study sites.

        After successful completion of the required clinical testing, generally an NDA or BLA is submitted. FDA approval of the NDA or BLA is required before marketing may begin in the U.S. The FDA reviews all NDAs or BLAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA or BLA for filing. In such an event, the NDA or BLA must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA. The FDA generally has 10 months in which to review the NDA or BLA and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. In the last few years, FDA review times have lengthened. The FDA may refer the application to an appropriate Advisory Committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an Advisory Committee. If the FDA's evaluation of the NDA or BLA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or BLA or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. If FDA evaluations of the NDA or BLA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or a complete response letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA or BLA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. Furthermore, approval may entail ongoing requirements for post-marketing studies, and marketed products, manufacturers and manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

        Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a disease or condition that affects populations of fewer than 200,000 individuals in the U.S. or disease whose incidence rates number more than 200,000 where the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. The sponsor that obtains the first marketing approval for a designated orphan drug for a given rare disease is eligible to receive marketing exclusivity for use of that drug for the orphan indication for a period of seven years. XIAFLEX for the treatment of DC and PD has been granted orphan drug status.

        The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls, prescription and order form requirements and restrictions on prescription refills on some kinds of pharmaceutical products. A principal factor in determining the particular requirements of this act, if any, applicable to a product is its actual or potential abuse profile. A pharmaceutical product may be listed as a Schedule I, II, III, IV or V substance, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest. Testosterone, the active drug substance in Testim, has been scheduled under the Controlled Substances Act as a

Schedule III substance. All regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Furthermore, the amount of Schedule III substances Auxilium can obtain for clinical trials and commercial distribution is limited by the Drug Enforcement Agency ("DEA"), and Auxilium's quota may not be sufficient to complete clinical trials or meet commercial demand, if any. In addition to federal scheduling, Testim is subject to state-controlled substance regulation and may be placed in more restrictive schedules than those determined by the DEA and the FDA. However, to date, with the exception of the State of New York, which has given testosterone a Schedule II classification, testosterone has not been placed in a more restrictive schedule by any state.

  Regulation Outside of the U.S.

        Outside the U.S., the ability to market a drug is contingent upon receiving marketing authorizations from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials and marketing authorizations vary widely from country to country. Currently, foreign marketing authorizations are applied for at a national level, although within the EU procedures are available to companies wishing to market a product in more than one EU member state. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

        Furthermore, Auxilium must obtain pricing approval in addition to regulatory approval prior to launching the product in the approving country.

  Fraud and Abuse Laws

        Auxilium is subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal, civil and/or administrative sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid and veterans' health programs. Because of the far-reaching nature of these laws, there can be no assurance that the occurrence of one or more violations of these laws would not result in a material adverse effect on Auxilium's business, financial condition and results of operations.

        Anti-Kickback Laws.    Auxilium's operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act prohibit entities such as Auxilium from knowingly and willingly offering, paying, soliciting or receiving any form of remuneration (including any kickbacks, bribes or rebates) in return for the referral of items or services for which payment may be made under a federal health care program, or in return for the recommendation, arrangement, purchase, lease or order of items or services for which payment may be made under a federal health care program. Violation of the federal anti-kickback law is a felony, punishable by criminal fines and imprisonment for up to five years or both. In addition, the Department of Health and Human Services ("HHS") may impose civil penalties and exclude violators from participation in federal health care programs such as Medicare and Medicaid. Many states have adopted similar prohibitions against payments intended to induce referrals of products or services paid by Medicaid or other third party payors.

        Physician Self-Referral Laws.    Auxilium also may be subject to federal and/or state physician self-referral laws. Federal physician self-referral legislation (the "Stark law") prohibits, subject to certain exceptions, a physician from referring Medicare or Medicaid patients to an entity to provide designated health services, including, among other things, certain radiology and radiation therapy services and clinical laboratory services in which the physician or a member of his immediate family has an ownership or investment interest or has entered into a compensation arrangement. The Stark law also prohibits the entity receiving the improper referral from billing any good or service furnished pursuant to the referral. The penalties for violations include a prohibition on payment by these government programs and civil penalties for participation in a circumvention scheme. Various state laws also contain similar provisions and penalties.

        False Claims.    The federal False Claims Act imposes civil and criminal liability on individuals or entities who submit, cause the submission of, or conspire to file false or fraudulent claims for payment to the government. Violations of the federal False Claims Act may result in penalties equal to three times the damages that the government sustained, an assessment, civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs.

        The federal False Claims Act also allows a private individual to bring a qui tam suit on behalf of the government against an individual or entity for violations of the False Claims Act. In a qui tam suit, the private plaintiff is responsible for initiating a lawsuit that may eventually lead to the government recovering money of which it was defrauded. After the private plaintiff has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and become the primary prosecutor. In the event the government declines to join the lawsuit, the private plaintiff may choose to pursue the case alone, in which case the private plaintiff's counsel will have primary control over the prosecution (although the government must be kept apprised of the progress of the lawsuit). In return for bringing the suit on the government's behalf, the statute provides that the private plaintiff is entitled to receive up to 30% of the recovered amount from the litigation proceeds if the litigation is successful plus reasonable expenses and attorneys' fees. Recently, the number of qui tam suits brought against entities in the health care industry has increased dramatically. In addition, a number of states have enacted laws modeled after the False Claims Act that allow those states to recover money which was fraudulently obtained from the state.

        Other Fraud and Abuse Laws.    The Health Insurance Portability and Accountability Act of 1996 created, in part, two new federal crimes: Health Care Fraud and False Statements Relating to Health Care Matters. The Health Care Fraud statute prohibits the knowing and willful execution of a scheme or artifice to defraud any health care benefit program. A violation of the statute is a felony and may result in fines and/or imprisonment. The False Statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

        An increasing number of states are passing legislation requiring the reporting and disclosure of gifts or other value given to health care providers, the disclosure of certain advertising and promotion expenditures, the disclosure of product pricing information, the licensing of sales representatives, the adoption of codes of conduct that meet state requirements and the posting of Auxilium's compliance plan on Auxilium's web site.

        The Federal Physician Payment Sunshine Provisions were passed as part of PPACA. The provisions require pharmaceutical manufacturers to report certain payments or transfer of value to a physician or teaching hospital to the federal government. This includes the cost of meals provided to a physician. It also includes fees and reimbursed expenses associated with contracted services such as speaker programs, advisory boards, and consulting and research related payments. The Federal Physician Payment Sunshine Provisions also require that companies report on drug samples distributed by the company. The first report for aggregate data was due on March 31, 2014. This report was required to capture the aggregated reportable physician and teaching hospital spending from August 1, 2013 through December 31, 2013. The statute requires the federal government to make reported information available to the public starting September 2014.

        Auxilium is required to report pricing information to the Federal and state governments as part of Auxilium's participation in programs such as the Medicaid Drug Rebate Program, Medicare Part B, and programs run by the Public Health Service, and the Department of Defense. If these reports are not filed in a timely and accurate fashion, Auxilium could be subjected to fines and liability under the False Claims Act.

  Compliance Program

        The healthcare laws and fraud and abuse laws and various guidances applicable to Auxilium's business are complex and subject to variable interpretations. Auxilium develops and maintain certain compliance policies, education and training, monitoring and auditing and remediation as well as other programs to further Auxilium's commitment to high standards of ethical and legal conduct and to minimize the likelihood that Auxilium would engage in conduct or enter into arrangements in violation of applicable authorities. For example, Auxilium has (i) established a compliance team consisting of a Chief Compliance Officer and Auxilium's Internal Auditor, and three other compliance personnel; (ii) established a compliance hotline that permits Auxilium's employees to report anonymously any compliance issues that may arise; and (iii) instituted other safeguards intended to help prevent any violations of the applicable fraud and abuse laws and healthcare laws, and to remediate any situations that could give rise to violations. Auxilium also reviews its transactions and agreements, both past and present, to help assure they are compliant. Through Auxilium's compliance efforts, Auxilium constantly strives to structure Auxilium's business operations and relationships with Auxilium's customers to comply with all applicable legal requirements. In addition, Auxilium has established a Compliance Committee, comprised of designated senior executives and managers from various functions and disciplines within Auxilium. The Compliance Committee meets periodically and is responsible for reviewing, identifying and, when appropriate, raising to Board of Directors, compliance matters that may have an impact on Auxilium's business operations, financial performance or public image. The Compliance Committee also reviews, monitors and makes recommendations to the Board on corporate policies and practices with regard to applicable legal and regulatory requirements, industry standards, and the Code of Conduct.

  Healthcare Reform Legislation

        On March 23, 2010, PPACA was enacted in the U.S., which contains several provisions that impact Auxilium's business. Although many provisions of the new legislation do not take effect immediately, several provisions became effective in the first quarter of 2010. These include:

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  an increase in the minimum Medicaid rebate to states participating in the Medicaid program from 15.1% to 23.1% on Auxilium's branded prescription drugs;

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  the extension of the Medicaid rebate to Managed Care Organizations that dispense drugs to Medicaid beneficiaries; and

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  the expansion of the 340(B) Public Health Services (PHS) drug pricing program, which provides outpatient drugs at reduced rates, to include additional hospitals, clinics, and healthcare centers.

        Beginning in 2011, PPACA required that drug manufacturers provide a 50% discount to Medicare beneficiaries whose prescription drug costs cause them to be subject to the Medicare Part D coverage gap, which is known as the "donut hole". Also, beginning in 2011, Auxilium was assessed Auxilium's share of a new fee assessed on all branded prescription drug manufacturers and importers. This fee is calculated based upon each organization's percentage share of total branded prescription drug sales to U.S. government programs (such as Medicare, Medicaid and Veterans Administration and PHS discount programs) made during the previous year. This new legislation did not have a material effect on Auxilium's results of operations or financial position for 2012 and 2013 and, based on Auxilium's current understanding, Auxilium expects that its impact for 2014 will also not be material. The U.S. government is currently drafting rules and regulations for provisions of the law which Auxilium believes will provide further guidance on the full effects of the new legislation.

        Section 6002 of PPACA, known as the "Physician Payment Sunshine Provision", requires reporting by pharmaceutical manufacturers to the federal government of certain payments and other transfers of value to physicians and teaching hospitals in excess of $10 or that aggregate to $100 per recipient annually. Examples of such payments or transfers of value include honoraria, consulting fees, payment for research, gifts, speakers' fees, fees paid for conducting clinical trials, entertainment, travel, education and royalties. Several states currently have similar laws and more states may enact similar legislation.

Third-Party Reimbursement and Pricing Controls

        In the U.S. and elsewhere, sales of pharmaceutical products depend in significant part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors increasingly are challenging the prices charged for medical products and services and implementing other cost containment mechanisms. It is, and will be, time consuming and expensive for Auxilium to go through the process of maintaining or seeking reimbursement to the consumer for Auxilium's products from Medicaid, Medicare and private payors. Auxilium's products may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow Auxilium to sell its products on a competitive and profitable basis, potentially resulting in contract changes with these major payors.

        Auxilium's sales representatives are supplemented with field-based reimbursement specialists and reimbursement hotlines available to assist physicians with reimbursement questions and issues. For patients who may have difficulty affording XIAFLEX, Auxilium established a patient assistance program and support a co-pay assistance foundation.

        In many foreign markets, including the countries in the EU, pricing of pharmaceutical products is subject to governmental control. In the U.S., there have been, and Auxilium expects that there will continue to be, a number of federal and state proposals to implement similar governmental pricing control.

Patents and Proprietary Rights

        Auxilium's success will depend in part on Auxilium's ability to protect its existing products and the products it acquires or in-licenses by obtaining and maintaining a strong proprietary position both in the U.S. and in other countries. To develop and maintain such a position, Auxilium intends to continue relying upon patent protection, trade secrets, know-how, continuing technological innovations and licensing opportunities. In addition, Auxilium intends to seek patent protection whenever appropriate for any products or product candidates and related technology Auxilium develops or acquires in the future.

        The scope of the intellectual property rights held by pharmaceutical firms involves complex legal, scientific and factual questions and consequently is generally uncertain. In addition, the scope of rights claimed in a patent application can be significantly reduced before the patent is issued. As a result, Auxilium does not know whether any of its currently pending patent applications, or the products or product candidates Auxilium develops, acquires or licenses will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be challenged, circumvented or invalidated. Because patent applications in the U.S. and some other jurisdictions are sometimes maintained in secrecy until 18 months after filing, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Auxilium cannot be certain of the priority of inventions covered by pending patent applications. Moreover, Auxilium may have to participate in interference or other post-grant proceedings declared by the U.S. Patent and Trademark Office ("USPTO") to determine priority of invention, or in opposition proceedings in a foreign patent office, either of which could result in substantial cost to Auxilium, even if the eventual outcome is favorable to Auxilium. There can be no assurance that the patents, if issued and challenged in a court of competent jurisdiction, would be found valid or enforceable. An adverse outcome in any such proceeding, or a successful assertion of third-party rights could subject Auxilium to significant liabilities to third parties, require disputed rights to be licensed from third parties or require Auxilium to cease using such technology.

        Although Auxilium believes its issued and granted patents, owned or in-licensed, and Auxilium's pending patent applications, if they issue as patents, will provide a competitive advantage, the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions. Auxilium may not be able to develop patentable products or processes and may not be able to obtain patents from pending applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect Auxilium's technology. In the U.S., issued patent claims may be broadened, narrowed, or even canceled as a result of post-issuance procedures instituted by Auxilium or third parties, including reissue, reexamination, and the new post-grant review procedure enacted as part of the Leahy-Smith America Invents Act. In addition, any patents or patent rights Auxilium obtains may be circumvented, challenged or invalidated by Auxilium's competitors.

        While Auxilium attempts to ensure that its product candidates and the methods it employs to manufacture them do not infringe other parties' patents and proprietary rights, competitors or other parties may assert that Auxilium infringes on their proprietary rights. Additionally, because patent prosecution can proceed in secret prior to issuance of a patent, third-parties may obtain other patents without Auxilium's knowledge prior to the issuance of patents relating to Auxilium's product candidates which they could attempt to assert against Auxilium.

        Although Auxilium believes that its product candidates, production methods and other activities do not currently infringe the intellectual property rights of third parties, Auxilium cannot be certain that a third party will not challenge Auxilium's position in the future. If a third party alleges that Auxilium is infringing its intellectual property rights, Auxilium may need to obtain a license from that third party, but there can be no assurance that any such license will be available on acceptable terms or at all. Any infringement claim that results in litigation could result in substantial cost to Auxilium and the diversion of management's attention away from Auxilium's core business and could also prevent Auxilium from marketing its products. To enforce patents issued to Auxilium or in-licensed or to determine the scope and validity of other parties' proprietary rights, Auxilium may also become involved in litigation or in interference or post-grant review proceedings, which could result in substantial costs to Auxilium or an adverse decision as to the priority of Auxilium's inventions. Auxilium believes there will continue to be litigation in the pharmaceutical industry regarding patent and other intellectual property rights.

        Auxilium also relies on trade secret protection for Auxilium's confidential and proprietary information. No assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Auxilium's trade secrets or disclose such technology or that Auxilium can meaningfully protect its trade secrets.

        It is Auxilium's policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Auxilium. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Auxilium is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual shall be Auxilium's exclusive property. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for Auxilium's trade secrets in the event of unauthorized use or disclosure of such information.

  Orphan Drug Status

        The Orphan Drug provisions of the Federal Food, Drug, and Cosmetic Act provide incentives to drug and biologics suppliers to develop and supply drugs for the treatment of rare diseases, currently defined as diseases that affect fewer than 200,000 individuals in the U.S. or, for a disease that affects more than 200,000 individuals in the U.S. where there is no reasonable expectation that the cost of developing and making available in the U.S. a drug for such disease or condition will be recovered from its sales in the U.S. Under these provisions, a supplier of a designated orphan product can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for that product for the orphan indication. The marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug for the same indication except under limited circumstances. It would not prevent other drugs from being approved for the same indication.

        The FDA granted orphan drug status to XIAFLEX in the U.S. for each of the treatments of DC and PD in 1996. The designations for the treatment of DC and PD have been transferred to Auxilium. Orphan drug status means that, because XIAFLEX was the first product to receive FDA approval for the orphan indication of DC, another application to market the same drug for the same indication may not be approved, except in limited circumstances, for a period of up to seven years in the U.S. With an approval date of February 2, 2010, the orphan status exclusivity period for XIAFLEX for DC would expire February 2, 2017. Also, for PD, since the approval date was December 6, 2013, the orphan status exclusivity period for XIAFLEX for PD would expire December 6, 2020.

  The Hatch-Waxman Act

        Under the U.S. Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active ingredient. The Hatch-Waxman Act prohibits an ANDA where the applicant does not own or have a legal right of reference to all the data required for approval, to be submitted by another company for another version of such drug during the five-year exclusive period. Protection under the Hatch-Waxman Act will not prevent the filing or approval of another full NDA; however, the applicant would be required to conduct its own pre-clinical, adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new NDAs with new clinical trials for previously approved drugs and supplemental NDAs, for example, for new indications, dosages, or strengths of an existing drug, if new clinical investigations are essential to the approval. This three-year exclusivity covers only the new changes associated with the supplemental NDA and does not prohibit the FDA from approving ANDAs for drugs containing the original active ingredient or indications.

        If an ANDA applicant were to file a paragraph IV certification under the Hatch-Waxman Act in connection with the submission to the FDA of an ANDA for approval of a generic version of any of Auxilium's products for which Auxilium believed it held a valid patent, then Auxilium could initiate a lawsuit against the applicant claiming patent infringement and defending the relevant patent's validity and enforceability. Depending on the facts and circumstances, the FDA may not approve the ANDA for a generic version of any of Auxilium's products for 30 months so long as Auxilium initiates litigation against the filer of the ANDA within 45 days of receiving the paragraph IV certification. If a court found that Auxilium's patents were invalid or not infringed, then the FDA would be permitted to approve the competitor's ANDA resulting in a competitive generic product. Once the FDA is permitted to approve the competitor's ANDA; however, Auxilium could engage in legal proceedings, such as seeking an injunction, to attempt to preclude the generic competitor from entering the market during the pendency of the patent litigation, but Auxilium may not prevail in which event the competitor could enter the market, despite the ongoing patent litigation.

        The Hatch-Waxman Act also permits a patent extension term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and it must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for patent term extension.

Employees

        Auxilium had approximately 639 employees at the end of 2013, including approximately 369 employees in Auxilium's commercial organization, 141 employees in manufacturing and quality, 60 employees in research and development and 69 employees in administrative support. Auxilium believes that its relations with Auxilium's employees are good, and Auxilium has no history of work stoppages. Generally, Auxilium's employees are at-will employees. However, Auxilium has entered into employment agreements with Auxilium's executive officers and certain other employees.

Research and Development Spending

        Over the last three fiscal years, Auxilium has spent approximately $158 million on company-sponsored research and development activities. Auxilium spent $61.9 million in 2011, $45.9 million in 2012 and $50.2 million in 2013.

Properties

        Chesterbrook. In anticipation of the December 31, 2013 expiration of the lease for Auxilium's previous corporate headquarters in Malvern, PA (the "Malvern Lease"), it, on July 16, 2012, entered into an Agreement of Lease (the "New Lease") with Chesterbrook Partners, LP ("Landlord"), pursuant to which it now leases a building located at 640 Lee Road, Wayne, Pennsylvania (the "Facility"). The Facility consists of approximately 75,000 rentable square feet. Auxilium moved into the Facility in January 2013 and it now serves as its corporate headquarters. The initial term of the New Lease is 132 months. Auxilium was not required to pay rent under the New Lease for the first year of its term, subject to its obligation to repay the unamortized portion of the abated first year's rent on terms specified in the New Lease if the New Lease or its right to possess the premises is terminated early, in either case, due to an uncured default by Auxilium.

        Horsham.    In Horsham, Pennsylvania, Auxilium leases an approximately 50,000 square foot biological manufacturing facility that it is using to produce the active ingredient contained in XIAFLEX. Auxilium also leases approximately 56,000 square feet of laboratory, warehouse and office space in two other Horsham locations. The initial terms of these leases end on January 1, 2017, March 31, 2017 and July 31, 2022, respectively. In general, Auxilium's properties are well maintained, adequate and suitable for the purposes for which they are used.

        Rye.    In connection with the Actient acquisition, Auxilium acquired title to an approximately 3,000 square foot manufacturing facility in Rye, New York, where it manufactures TESTOPEL.

Legal Proceedings

  Hatch-Waxman Litigation

        Testim, XIAFLEX, TESTOPEL, Edex, and Auxilium's other marketed pharmaceutical products are approved under the provisions of the U.S. Food, Drug and Cosmetic Act that renders each susceptible to potential competition from generic manufacturers via the ANDA procedure or the 505(b)(2) NDA procedure for drug products and via the biosimilar pathway under the BPCIA for biologics. Generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure and the 505(b)(2) NDA procedure include provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long before the generic manufacturer actually commercializes the products through the paragraph IV certification procedure. In recent years, generic manufacturers have used paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and Auxilium expects this trend to continue and to implicate drug products with even relatively small total revenues. Similarly, for biologics like XIAFLEX, the BPCIA sets forth a procedure whereby the innovator may assert patents against the biosimilar applicant prior to FDA approving the biosimilar.

        TESTOPEL and Edex and certain other of Auxilium's products do not currently have any patent protection and, as a result, potential competitors face fewer barriers in introducing competing products. Therefore, Auxilium must rely on trade secrets and other unpatented proprietary information in order to obtain a competitive advantage, which it may be unable to do. While Auxilium attempts to protect its proprietary information as trade secrets effectively, Auxilium cannot guarantee that the measures it has taken will provide effective protection for its proprietary information. It is possible that Auxilium's competitors will independently develop products that compete with TESTOPEL and Edex and certain other of Auxilium's products.

  Upsher-Smith NDA Litigation

        On or about December 28, 2012, Auxilium and FCB became aware of a notice from Upsher-Smith that advised Auxilium and FCB of Upsher-Smith's filing of the Upsher-Smith NDA. This Paragraph IV certification notice refers to the 10 U.S. patents, covering Testim, that are listed in the Orange Book. These 10 patents are owned by FCB and are exclusively licensed to Auxilium and will expire between 2023 and 2025. Upsher-Smith may seek to have any drug approved under the Upsher-Smith NDA as a generic or branded generic version of Testim. On January 28, 2013, Auxilium and FCB filed a lawsuit in the United States District Court for the District of Delaware against Upsher-Smith for infringement of FCB's 10 patents listed in the Orange Book as covering Testim testosterone gel ("Delaware Upsher-Smith 505(b)(2) NDA Litigation"). On December 4, 2013, the Court granted Upsher-Smith's motion for summary judgment, and the Court entered a final judgment of non-infringement in favor of Upsher-Smith on December 30, 2013. On January 24, 2014, Auxilium filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit in Washington, D.C. appealing the final judgment of non-infringement entered by the United States District Court for the District of Delaware.

        The Upsher-Smith NDA was granted final approval by the FDA on June 4, 2014 with a brand name Vogelxo. On June 2, 2014, the FDA finally approved Vogelxo, and, on or about July 2, 2014, Upsher-Smith launched Vogelxo and an authorized generic version of Vogelxo, known as testosterone gel.

        On March 26, 2013, Auxilium submitted a Citizen's Petition to the FDA with respect to the Upsher-Smith NDA referencing Testim in particular, and generic testosterone gels in general. Auxilium requested that, in the event of FDA approval of the Upsher-Smith NDA, the FDA: (i) refrain from designating Upsher-Smith's testosterone gel as therapeutically equivalent to Testim and (ii) require that the label for the Upsher-Smith testosterone gel state that the product is not interchangeable with other testosterone transdermal gels. Since any such approval by the FDA was pursuant to a 505(b)(2) NDA and not pursuant to an ANDA, it remains unclear at this time whether Vogelxo or its authorized generic will receive a therapeutically equivalent rating to Testim or a different rating. Auxilium also submitted a supplement to its Citizen's Petition earlier in 2014.

        Although the FDA has not yet substantively replied to this Citizen Petition, the FDA did communicate to Auxilium that it has not yet resolved the issues raised in the Citizen Petition. The therapeutic equivalence rating may determine whether the Upsher-Smith product, Vogelxo, or its authorized generic would qualify as a generic, a branded generic, or simply another branded competitor in the TRT gel market.

        It is unclear whether the Upsher-Smith product will receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it will receive a different rating to, and perhaps not be freely substitutable for, Testim. These Upsher-Smith products, Vogelxo or its recently launched authorized generic, whatever the rating, could have a materially adverse impact on Auxilium's Testim revenues, but Auxilium believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on Auxilium's Testim revenues. The introduction of a generic or different version of Testim at any time, such as the Upsher-Smith product, whatever the rating could significantly and potentially permanently reduce the revenue Auxilium derives from Testim. Auxilium's strategies to mitigate the effects of such a generic or different version of Testim may not be effective. A significant reduction in Auxilium's TRT gel revenue could have a material adverse effect on Auxilium's business, results of operations and financial condition, including without limitation, its liquidity and net working capital and could materially and adversely affect Auxilium's ability to execute on its short and long-term business plans.

  Upsher-Smith ANDA Litigation

        Separate from the Delaware Upsher-Smith 505(b)(2) NDA Litigation described above, Auxilium is also currently engaged in litigation with Upsher-Smith in Federal court in Delaware regarding Upsher-Smith's attempts to bring a testosterone gel product to market via an ANDA using Testim as its reference listed drug. Upsher-Smith will not be able to lawfully launch a generic or branded generic version of Testim via an ANDA in the U.S. without the necessary approval from the FDA.

        In October 2008, Auxilium and its licensor, CPEX Pharmaceuticals, Inc. (FCB's predecessor in interest to Testim), received notice that Upsher-Smith filed an ANDA containing a paragraph IV certification seeking approval from the FDA to market a generic version of Testim prior to the January 2025 expiration of the '968 Patent. Shortly after, Auxilium sued Upsher-Smith in the U.S. District Court of Delaware (the "Delaware Upsher-Smith ANDA Litigation"). Although it would seem unlikely based on (i) the FDA's public statements in its responses to the Citizen's Petitions submitted by each of Auxilium and AbbVie and (ii) Upsher-Smith's public stance that its generic product has different penetration enhancers than Testim, the FDA could approve the generic product proposed in Upsher-Smith's ANDA. Although administratively closed in December 2011, the Delaware Upsher-Smith ANDA Litigation has not been dismissed or finally resolved and could also result in a finding that Upsher-Smith's proposed testosterone product does not infringe the '968 Patent or that the '968 Patent is invalid and/or unenforceable. All discovery obligations of the parties continue to be in effect. In April 2012, Auxilium and FCB received a notice from Upsher-Smith in connection with its ANDA advising Auxilium and FCB of Upsher-Smith's Paragraph IV certification relating to the eight additional patents listed in the Orange Book in addition to the '968 patent-in-suit, and asserting that Upsher-Smith does not believe that the product for which it is seeking approval infringes any of the Orange Book listed Testim patents and that those patents are invalid. A 10th U.S. patent issued to FCB on May 15, 2012 and was listed in the Orange Book.

  ANDA Litigation with Actavis

        On May 24, 2012, Auxilium and FCB filed a lawsuit against Actavis (then known as Watson Pharmaceuticals, Inc.) for infringement of FCB's 10 patents listed in the Orange Book as covering Testim testosterone gel (the "Actavis Litigation"). The lawsuit was filed in the United States District Court for the District of New Jersey on May 23, 2012 in response to a notice letter, dated April 12, 2012, sent by Actavis Laboratories, Inc. (NV) regarding its filing with the FDA of an ANDA for a generic 1% testosterone gel product. This letter also stated that the ANDA contained Paragraph IV certifications with respect to the nine patents listed in the Orange Book on that date as covering Testim. Auxilium's lawsuit filed against Actavis involves those nine patents, as well as a 10th patent covering Testim that was issued on May 15, 2012 and is listed in the Orange Book. The trial now has been currently scheduled to commence in September 2014.

        An adverse outcome in the Delaware Upsher-Smith ANDA Litigation, the Actavis Litigation, or any other such legal action, could result in one or more additional generic or branded generic versions of Testim being launched in the U.S. immediately after such adverse outcome and before the expiration of the last to expire of the 10 Orange Book patents relating to Testim in January 2025.

  TRT Products Civil Litigation

        As of July 31, 2014, Auxilium was involved in 37 individual civil actions related to its TRT products, Testim and TESTOPEL, wherein the plaintiffs allege, among other things, bodily injury and, in some cases, wrongful death, based on theories of strict liability, fraud and inadequacy of the product warning labels. The first complaint was served on Auxilium on February 27, 2014, shortly after the FDA announced that it had commenced a safety investigation into TRT products. These lawsuits have been filed in certain federal and state courts. In several of the complaints filed against Auxilium, Auxilium is named as a co-defendant with certain of its competitors who also sell TRT products such as AbbVie, Lilly, Endo and Pfizer and, in one complaint, with its former co-promotion partner, GSK. In four of the lawsuits in which Auxilium is a co-defendant, DPT and CPL, both contract manufacturers of Testim, have also been named as co-defendants. Pursuant to the terms of Auxilium's respective manufacturing agreements with DPT and CPL, Auxilium has acknowledged a duty to indemnify and defend DPT and CPL in these matters. Auxilium has timely notified the carriers of those of its insurance policies with coverage it believes is applicable to the liability of the litigation related to its TRT products. Auxilium's primary insurer has acknowledged that it has a duty to defend and indemnify Auxilium with respect to the allegations made in plaintiffs' complaints as originally filed with the relevant courts; it has, however, reserved its rights to deny coverage on the basis of certain allegations in the relevant complaints related to dishonest, fraudulent, malicious or intentionally wrongful acts.

        Additionally, similar lawsuits have been filed against other manufacturers of TRT products. In some of these lawsuits, certain parties have moved to request consolidation of various of the existing lawsuits into a multi-district litigation or MDL. On June 6, 2014, a Transfer Order was issued by the United States Judicial Panel on Multidistrict Litigation which created an industry-wide MDL in the Northern District of Illinois with Judge Kennelly presiding and captioned as In re: Testosterone Replacement Therapy Products Liability Litigation ("TRT MDL"). The Transfer Order further ordered that certain lawsuits be transferred to the TRT MDL, upon consent of the transferring court, for coordination or consolidation of pre-trial proceedings.

        Based upon the number of similar complaints served on other manufacturers of TRT products, Auxilium believes it is reasonable to expect that Auxilium will be named as a defendant and/or co-defendant in additional complaints.

        The TRT-related complaints against Auxilium have only been filed recently by the respective plaintiffs. None of the complaints alleges specific damage amounts. Auxilium is investigating the underlying causes of actions upon which the complaints are based. Auxilium filed a Motion to Dismiss in the first-filed case, in the U.S. District Court for the Central District of California. Subsequently, the plaintiff in that case voluntarily withdrew his lawsuit. Auxilium filed similar motions in other matters and are in the process of preparing responses to the additional suits.

        Auxilium intends to vigorously defend against the civil actions. These pending matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable Auxilium to determine a loss, if any, is probable. Auxilium is unable to estimate the possible loss or range of loss for the legal proceedings described above. Litigation is unpredictable and, while it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these items currently pending could have a material adverse effect on Auxilium's consolidated results of operations, financial position or cash flows. Auxilium has incurred and expect to continue to incur significant legal fees in the defense of these actions, which legal fees Auxilium currently expenses as incurred.

  Slate Indemnification Litigation

        Prior to Auxilium's acquisition of our wholly-owned subsidiary Actient in April of 2013, Actient entered into a merger agreement (the "Slate Merger Agreement"), dated December 19, 2011, by and among Slate Pharmaceuticals, Inc. ("Slate"), Slate Pharmaceuticals Acquisition Corp., a wholly-owned subsidiary of Actient, and Douglas E. Eckert, solely in his capacity as the representative of the former Slate stockholders and warrant holders (the "Slate Representative"). The Slate Merger Agreement provided for, among other things, indemnification of Actient in the event that Slate breached certain of its representations and warranties in the Slate Merger Agreement. The Slate Merger Agreement also provided for, among other things, certain earn-out payments to be made to the former Slate stockholders on a quarterly basis based upon the revenue generated by sales of TESTOPEL (the "Slate Earn-Out Payments"). Pursuant to the terms of the Slate Merger Agreement, the Slate Earn-Out Payments are subject to offset in order to satisfy amounts that may be due Actient under the relevant indemnification provisions of the Slate Merger Agreement. The Slate Earn-Out Payment due for the quarter ended March 31, 2014, was approximately $3.8 million (the "2014 Q1 Slate Earn-Out").

        On or about April 16, 2014, a complaint was filed against Auxilium alleging, among other things, that the development, design, testing, labeling, packaging, promoting, advertising, marketing, distribution and selling of certain prescription medications, including TESTOPEL, directly and proximately resulted in damages suffered by the plaintiffs (the "Amerson Action"). Auxilium believes that certain costs, including amounts in respect of defense, settlement, or court awarded damages, related to the matters alleged in the Amerson Action, as well as any complaints filed against Auxilium, or any of its affiliates or business partners that may have recourse against Auxilium for costs related to such complaints, properly would entitle Auxilium, as the ultimate parent of Actient, to indemnification pursuant to relevant provisions of the Slate Merger Agreement. Consequently, Actient withheld the 2014 Q1 Slate Earn-Out from the former Slate stockholders and paid such amounts into a third party escrow account to be held until the matters set forth in the Amerson Action, and any complaints making similar allegations that may be filed against Auxilium, any of its affiliates or business partners that may have recourse against Auxilium for costs related to such complaints, are resolved. Since the time of the Amerson Action, Auxilium has been named in three additional complaints related to TESTOPEL alleging causes of actions similar to those set forth in the Amerson Action.

        On July 24, 2014, the Slate Representative filed a lawsuit in the Delaware Chancery Court, in the State of Delaware docketed as CA9940 against Auxilium alleging that the withholding and payment into escrow of the 2014 Q1 Earn-Out was a breach of the Slate Merger Agreement and seeking immediate payment of these funds to the Slate stockholders, declaratory judgment that Auxilium is not permitted to withhold future payments, and unspecified other damages.

  Merger-Related Litigation

        On July 21, 2014, James Novak, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas, Chester County, Pennsylvania, against Auxilium's Board of Directors, seeking to enjoin the proposed merger between Auxilium and OLT on the grounds that the Board of Directors of Auxilium breached their fiduciary duties by approving a proposed transaction with OLT that purportedly does not reflect the true value of Auxilium. The complaint also names as defendants Auxilium, OLT, Holdco and Merger Sub for allegedly aiding and abetting the Board of Directors' purported breach of fiduciary duty. On July 25, 2014, Raymon Hall, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas, seeking to enjoin the proposed merger with OLT on the grounds that the Board of Directors of Auxilium breached their fiduciary duties by approving a proposed transaction that purportedly does not reflect the true value of Auxilium. Plaintiff has also brought suit against OLT, Holdco and Merger Sub for allegedly aiding and abetting the Auxilium directors' purported breach of fiduciary duty. On July 28, 2014, James Wernicke, an alleged shareholder of Auxilium, filed suit in the Court of Common Pleas against the Auxilium Board of Directors, seeking to enjoin the proposed merger between Auxilium and QLT on the grounds that the Auxilium Board of Directors breached their fiduciary duties by approving a proposed transaction with QLT that purportedly does not reflect the true value of the Auxilium. The complaint also names as defendants Auxilium and QLT for allegedly aiding and abetting the Auxilium Board of Directors' purported breach of fiduciary duty. Auxilium and OLT intend to vigorously defend against these lawsuits.

  Other Matters

        Auxilium is also party to various other actions and claims arising in the normal course of business that it does not believe are material. Auxilium believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on Auxilium's financial position or the manner in which Auxilium conducts its business. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While Auxilium does not believe that the amount of such excess loss could be material to its financial position, any such loss could have a material adverse effect on Auxilium's results of operations or the manner in which Auxilium conducts its business in the period(s) during which the underlying matters are resolved.

THE BUSINESS OF QLT

Overview

  Strategic Restructuring

        QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by QLT's Board of Directors, QLT announced a new corporate strategy and plans to restructure its operations in order to concentrate its resources on its clinical development programs related to its synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring of QLT, over the course of 2012 and 2013 QLT completed the sale of its Visudyne® business to Valeant Pharmaceuticals International, Inc. ("Valeant") and the sale of its punctal plug drug delivery system to Mati Therapeutics Inc. ("Mati"), and, as a result, significantly reduced QLT's workforce by approximately 180 employees. QLT's remaining employees are focused on the development of QLT091001.

        In connection with the restructuring, following the departure of Robert Butchofsky, QLT's former President and Chief Executive Officer, on August 2, 2012, the QLT Board of Directors formed an Executive Transition Committee currently composed of Directors Jeffrey Meckler and Dr. John Kozarich to perform the function of the Chief Executive Officer on an interim basis while the QLT Board of Directors determines the resources and management necessary to pursue QLT's new strategy. Jeffrey Meckler serves as Chairman of the Executive Transition Committee.

        In 2013, QLT met with the U.S. Food and Drug Administration ("FDA") and the European Medicines Agency ("EMA"), including an end-of-phase II meeting with the FDA, in order to progress QLT091001 for the treatment of certain inherited retinal diseases toward pivotal trials. Further submissions were made to the FDA in 2014 to refine the proposed pivotal trial protocol and the company currently awaits regulatory feedback. QLT also initiated a Phase IIa trial of QLT091001 for the treatment of impaired dark adaptation (IDA) to investigate the safety and efficacy of the drug in a larger patient population. In parallel with QLT's continued development efforts on QLT091001, in November 2013 QLT announced that it had commenced a review of strategic alternatives for QLT.

  Sales of Assets and Discontinued Operations

  Eligard

        On October 1, 2009, QLT divested the Eligard line of products to TOLMAR Holding, Inc. ("Tolmar") as part of the sale of all of the shares of its U.S. subsidiary, QLT USA, Inc. ("QLT USA"). Pursuant to the stock purchase agreement, QLT is entitled to future consideration payable quarterly in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. ("Sanofi") for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft ("MediGene"), which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd. ("Astellas"), for the commercial marketing of Eligard in Europe. In accordance with the terms of the 2009 Stock Purchase Agreement, QLT is entitled to these payments until the earlier of its receipt of $200.0 million of such royalties or October 1, 2024.

        Effective March 17, 2014, QLT entered into a consent and amendment agreement (the "Consent and Amendment Agreement") to the 2009 Stock Purchase Agreement with Tolmar, under which Tolmar obtained QLT's consent to consummate certain transactions that would affect the Sanofi License described above. Pursuant to the terms of the Consent and Amendment Agreement, in exchange for its consent, QLT received $17.0 million (the "Sanofi Prepayment") on March 17, 2014 as pre-payment and full satisfaction of the remaining contingent consideration owing with respect to potential royalties under the Sanofi License. Among other things, Tolmar and its parent corporation,

Dodley International Ltd ("Dodley"), also guaranteed payment of the remaining contingent consideration owing under the 2009 Stock Purchase Agreement with respect to the Astellas License on or before November 30, 2014.

        As of March 31, 2014, QLT received an aggregate of $190.0 million of contingent consideration. Given that Tolmar and Dodley have guaranteed payment of the remaining contingent consideration balance on or before November 30, 2014, the $10.0 million face value of the expected payment has been reclassified from contingent consideration to accounts receivable on the condensed consolidated balance sheet as at March 31, 2014.

  Visudyne®

        In September 2012, in connection with the strategic restructuring, QLT sold its only commercial product, Visudyne, to Valeant Pharmaceuticals International, Inc. ("Valeant"). Pursuant to the asset purchase agreement between QLT and Valeant (the "Valeant Agreement"), QLT sold all of its assets related to its Visudyne business, including the Qcellus™ laser then under development by QLT, for $112.5 million in upfront consideration, contingent payments up to $20.0 million, and a royalty on net sales of new indications for Visudyne, if any should be approved. QLT is entitled to the contingent payments upon the achievement of certain milestones, including: (i) $5.0 million if receipt of the registration required for commercial sale of the Qcellus lasers in the United States (the "Laser Registration") is obtained by December 31, 2013, $2.5 million if the Laser Registration is obtained after December 31, 2013 but before January 1, 2015 and $0 if the Laser Registration is obtained thereafter (the "Laser Earn-Out Payment") and (ii) up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million received by Valeant under the license agreement with Novartis Pharma AG ("Novartis"), which QLT transferred to Valeant in connection with the sale, or from other third-party sales of Visudyne outside of the United States.

        On September 26, 2013, the FDA approved the premarket approval application ("PMA") supplement for the Qcellus laser and on October 10, 2013, QLT invoiced Valeant for the $5.0 million Laser Earn-Out Payment. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with respect to the Qcellus laser. While QLT believes that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and QLT may have difficulty collecting the Laser Earn-Out Payment in full.

  Punctal Plug Delivery Program

        On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology (the "PPDS Technology") to Mati Therapeutics Inc. ("Mati"), a development company founded by Robert L. Butchofsky, QLT's former President and Chief Executive Officer. Mr. Butchofsky's employment with QLT was terminated on August 2, 2012 as part of the strategic restructuring described above. Under the terms of QLT's asset purchase agreement with Mati (the "Mati Agreement"), QLT is eligible to receive potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales.

  Return of Capital

        On June 27, 2013, QLT completed a special cash distribution to shareholders in the amount of $200.0 million, by way of a reduction of the paid-up capital of the common shares, resulting in the return of approximately $3.92 per share (the "Cash Distribution"). The Cash Distribution was made to shareholders without Canadian withholding taxes of up to 25% being payable, pursuant to an Advance Tax Ruling received from Canadian tax authorities. The Cash Distribution was approved by shareholders at QLT's 2013 annual general and special meeting of shareholders on June 14, 2013 and was paid to shareholders of record as of June 24, 2013.

        Previously, from October 2012 through March 2013, QLT conducted a normal course issuer bid to repurchase 3,438,683 of QLT common shares, being 10% of QLT's public float as of September 26, 2012, the maximum amount permitted under the Toronto Stock Exchange normal course issuer bid rules, at an average price of $7.86 per share, for a total cost of $27.0 million. The share repurchase program was implemented pursuant to an automatic share purchase plan, in accordance with applicable Canadian and U.S. securities legislation. All purchases were effected in the open market through the facilities of the NASDAQ Stock Market, and in accordance with regulatory requirements. All common shares repurchased were cancelled.

  Research and Development

        QLT's research and development efforts are currently focused solely on QLT091001.

        QLT091001 orphan drug program for the treatment of Leber Congenital Amaurosis and Retinitis Pigmentosa. QLT is currently evaluating QLT091001 for the treatment of Leber Congenital Amaurosis ("LCA") and Retinitis Pigmentosa ("RP"). Results from QLT's initial Phase Ib clinical proof-of-concept study in patients with LCA and RP were reported for the 14 subject cohort of LCA patients in 2011 and for the 18 subject cohort of early-onset RP patients in March 2012. QLT also reported positive preliminary results from the Phase Ib retreatment study in these subjects on February 27, 2014 and expects to report final clinical data in the third quarter of 2014. QLT believes it has gained further insight into QLT091001 from the analysis of these preliminary results and recently made submissions to the FDA to further refine its proposed pivotal trial design for the orphan drug program. See "—Products in Development—QLT091001–Synthetic Retinoid Program" below.

        QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in lecithin:retinol acyltransferase ("LRAT") or retinal pigment epithelium protein 65 ("RPE65") genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also cover QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT or RPE65 mutations ("IRD"), including severe early childhood onset retinal dystrophy ("SECORD"), which disease/condition QLT believes subsumes both LCA due to inherited mutations in LRAT or RPE65 genes and RP. The drug has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the LRAT and RPE65 genes. QLT continues its dialogue with the regulatory authorities in the U.S. and EU related to pivotal trial design, indication, protocol requirements and development plans to determine whether future clinical trials could pursue the IRD indication (subsuming both LCA and RP patients at once), or separate LCA or RP indications.

        QLT has begun a compassionate use program for QLT091001 on a named-patient basis. Under the compassionate use program, QLT091001 may be made available to patients who participated in QLT's completed Phase Ib clinical trial of QLT091001 for the treatment of LCA and RP. The program commenced in Ireland and participation for other patients will be determined on a case-by-case basis in accordance with applicable regulatory laws. Compassionate use programs provide experimental therapeutics to patients with serious or life-threatening diseases that cannot be treated satisfactorily with authorized therapies prior to final FDA, EMA or other applicable regulatory approval.

        Given the ultra orphan nature of its indications under investigation, QLT has also been working toward establishing a central patient registry either independently or in conjunction with one or more third parties to identify and characterize patient status and then follow disease progression to track the natural history of the disease.

        In May 2011, the United States Patent and Trademark Office issued Patent No. 7,951,841, a key patent related to this program, covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency, expiring on July 27, 2027, including the period of patent term adjustment. Outside of the US, counterpart patents and patent applications to US Patent No. 7,951,841 with varying scope of protection are pending or have been granted, including European Patent No. 1765322 which was granted on November 6, 2013 and subsequently validated into national patents in 35 European countries, all of which are set to expire in 2025.

        QLT091001 for the treatment of Impaired Dark Adaptation.    In late 2013, QLT initiated a Phase IIa proof-of-concept randomized, multi-center, parallel-group, placebo-controlled trial of QLT091001 in adult subjects with Impaired Dark Adaptation ("IDA"), a condition that results in decreased ability to recover visual sensitivity in the dark after exposure to bright lights. The trial is designed to evaluate the safety profile and effects of QLT091001 on impaired dark adaptation time, glare recovery time and low luminance low contrast best corrected visual acuity. QLT expects that an analysis of the data from the trial will be completed in the second half of 2014.

Products in Development

        QLT commits significant resources to research and development opportunities in the field of ophthalmology. The following table sets forth the stage of development of QLT's technology:

Product/Indication	Status/Development Stage
QLT091001
Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP)	Phase Ib study completed in 2012. Phase Ib retreatment study treatment phase completed and data analysis ongoing.
Retinitis Pigmentosa (RP) with autosomal dominant mutation in RPE65	Phase Ib study treatment phase completed and follow-up ongoing.
Impaired Dark Adaptation (IDA)	Phase IIa study treatment phase completed and data analysis ongoing.

  QLT091001—Synthetic Retinoid Program

        QLT is developing QLT091001, a synthetic retinoid compound for the potential treatment of certain age-related and inherited retinal degenerative diseases.

        Under the terms of a co-development agreement QLT entered into with Retinagenix LLC ("Retinagenix") in April 2006, QLT obtained an exclusive, worldwide license and sub-license under certain intellectual property rights owned by Retinagenix or licensed to Retinagenix by the University of Washington, related to the synthetic retinoid compound under development, and is responsible for using commercially reasonable and diligent efforts to develop and commercialize, in certain major markets and other markets as QLT reasonably determines, one or more products covered by the licensed rights or developed using such licensed rights for use in diagnosing, treating or preventing certain human diseases and conditions. QLT is also responsible for committing certain annual funding to support research and development of such products.

  Milestone and Royalty Obligations; Term

        Pursuant to the co-development agreement, Retinagenix is eligible to receive, in the case of the first target indication for such products, $1.0 million upon initiation of the first pivotal trial and up to a total of an additional $11.5 million upon the achievement of other specified development or regulatory milestones and, for each of up to two additional indications, up to a total of $9.0 million upon achievement of specified development or regulatory milestones. If QLT commercializes such products, it will also pay Retinagenix royalties of between 4% and 6% of net sales, subject to reduction under certain specified circumstances. Retinagenix is also eligible to receive up to a total of $15.0 million upon achievement of specified cumulative sales milestones for such products. The term of QLT's co-development agreement with Retinagenix expires on the later of the expiration of 10 years after first commercial sale of licensed products, or the expiration, lapse or abandonment of all licensed patents. Retinagenix can terminate the agreement earlier if QLT fails in any material respect to meet its diligence requirements, and QLT may terminate the agreement for convenience. Each party may terminate the agreement for uncured material breach by the other party.

  Initial Target Indications (Orphan Program)

        Leber Congenital Amaurosis and Retinitis Pigmentosa.    LCA and RP are inherited, progressive, retinal degenerative diseases that arise from genetic mutations of enzymes or proteins required in the biochemistry of vision. LCA is characterized by abnormalities such as roving eye movements and sensitivity to light, and manifests in severe vision loss from birth. Both rod and cone photoreceptors are affected in LCA. Eye examinations of infants with LCA reveal normal appearing retinas; however, low level of retinal activity, measured by electroretinography, indicates very little visual function. RP is a set of hereditary retinal diseases demonstrating clinical features similar to LCA. RP is also characterized by degeneration of rod and cone photoreceptors, but it presents with a more variable loss of vision in late childhood to adulthood. Deficits in dark adaptation and peripheral vision are particular hallmarks of RP. LCA and RP diseases result from genetic mutations, including retinal pigment epithelium protein 65 (RPE65) or lecithin:retinol acyltransferase (LRAT), which result in an inadequate production of 11-cis-retinal, an essential component of the visual retinoid cycle. QLT091001 is a replacement therapy for 11-cis-retinal.

        QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also cover QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT or RPE65 mutations ("IRD"), including severe early childhood onset retinal dystrophy ("SECORD"), which disease/condition QLT believes subsumes both LCA due to inherited mutations in LRAT or RPE65 genes and RP. These designations provide market exclusivity in the applicable jurisdiction after a product is approved for 10 years in the EU and seven years in the U.S., respectively. Orphan drug designation in the EU can also provide an additional two years of market exclusivity for pediatric orphan drug designated drug products. The clinical characteristics and progression of disease in LCA and RP overlap as do some of their genetic causes. At least 7 of the known LCA disease genes, including LRAT and RPE65, have also been linked to the clinical appearance of RP. Despite disease heterogeneity and terminology, there is an overlap in the genetic mechanisms underlying some forms of LCA and RP such as those caused by LRAT and RPE65 mutations where 11-cis-retinal production is either severely or completely compromised. RP is the most common inherited retinal disease, and is generally the diagnosis given to patients who begin to lose vision after the first decade of life, whereas the diagnosis of LCA is given to patients who have central vision loss soon after birth. There is no universally accepted diagnostic term for patients with characteristics in between; clinicians have considered such cases as either LCA or severe RP.

        QLT091001 has also been granted two Fast Track designations by the FDA for the treatment of the LRAT and RPE65 genetic mutations in both LCA and RP. The FDA's Fast Track is a process designed to facilitate the development and expedite the review of drugs that are intended for the treatment of serious diseases and fill an unmet medical need. See "—Government Regulation—Orphan Drug Regulation" and "—Government Regulation—Fast Track Designation" below.

        Current Treatment.    There are no FDA or EMA approved therapeutic treatments for LCA or RP.

        Potential Patient Populations.    Given the very low prevalence in these ultra-orphan drug indications, there is limited epidemiological data available to determine definitively the potential patient population for treatment with QLT091001. According to epidemiological estimates, LCA affects approximately one in 81,000 newborns worldwide, of which approximately 10% carry the inherited deficiencies of either RPE65 or LRAT. Based on market research, QLT estimates the treatment-eligible LCA patient population for QLT091001 at 1,000 to 2,000 patients worldwide. RP is currently estimated to affect at least 300,000 individuals worldwide, of which approximately 20% - 30% are autosomal recessive (arRP). It is currently estimated that less than 3% of autosomal recessive RP patients carry the inherited deficiencies of either RPE65 or LRAT. Thus, the potential RP patient population eligible for treatment with QLT091001 is currently estimated to be 2,000 to 3,000 patients worldwide.

        LCA and RP Phase Ib Study.    QLT has completed a Phase Ib multi-center, open-label clinical proof-of-concept trial to evaluate the safety profile and effects of a single seven-day course of treatment with QLT091001 on various parameters of retinal function and quality of life in patients with LCA and RP due to inherited deficiency of RPE65 (autosomal recessive) or LRAT. In the study, LCA and RP subjects received daily oral doses of QLT091001 for seven days with post-treatment follow-up at regular intervals for as long as visual function or subjective improvements were observed or until the patient was enrolled in QLT's retreatment study (see below).

        The study evaluated changes in several visual function parameters, including best-corrected visual acuity ("VA") and visual field ("VF") over the duration of the treatment and post-treatment follow-up. Visual acuity measures the acuteness or clearness of an individual's central vision, expressed in the study as number of letters or number of lines read on a visual acuity eye chart. Visual field measures an individual's entire scope or width of (central + peripheral) vision, expressed in the study as retinal areas. Peripheral vision is important in day-to-day mobility, whereas central vision reflects the ability to read and do fine vision work. Various medical conditions such as LCA, RP and glaucoma are characterized by debilitating loss of visual field. Positive results from QLT's Phase Ib clinical proof-of-concept study were reported for the 14 subject cohort of LCA patients in May and October 2011 and for the 18 subject cohort of early-onset RP patients in March 2012.

        LCA and RP Phase Ib Retreatment Study.    QLT is conducting a Phase Ib multi-center, open-label clinical trial of repeated treatments of QLT091001 in patients with LCA and RP due to mutations in LRAT or RPE65. In this study, subjects that were treated with a single course of QLT091001 in QLT's previously completed Phase Ib clinical trial received up to three 7-day courses of QLT091001 to assess visual outcomes and safety following retreatment. Visual field (VF) was assessed using Goldmann Visual Field (GVF) and visual acuity (VA) was assessed using best-corrected visual acuity (BCVA) at baseline and days 7, 14, 30 and 60 after each treatment course, then bimonthly until the next treatment course. Subjects received treatment with QLT091001 at doses of 10, 40 or 60 mg/m2, with the majority of subjects receiving 40 mg/m2. Retreatment was initially determined based on established retreatment criteria or at Investigator discretion. This was later amended to allow retreatment to occur as early as 30 days but no later than 60 days after a previous treatment course to maintain dosing within a fixed interval. For these reasons, the time between each treatment course in this trial varied between subjects for each course and also varied between courses for each subject (1-13 months). There was also a wide range in time (7-32 months) per subject that elapsed between the single course treatment in the previously completed Phase Ib trial and treatment in this trial. Subject dosing and follow-up has been completed.

        Preliminary results of the Phase 1b retreatment study reported on February 27, 2014 showed clinically meaningful improvements in VF and VA. To date, 19 of 27 subjects (70%) had an increase in VF retinal area from baseline of greater than or equal to 20% in at least 1 eye at 2 consecutive visits within 6 months from the start of any QLT091001 treatment course. In addition, 70% of subjects had an increase in VA from baseline of greater than or equal to 5 letters in at least 1 eye at 2 consecutive visits within 6 months from the start of any treatment course. The percentage of VF and VA responders identified by disease and mutation is summarized below.

Table: Preliminary Results for Visual Field and Visual Acuity Responders

	N	Visual Field Responders(a) Number (%) of Subjects	Visual Acuity Responders(b) Number (%) of Subjects
All Subjects	27	19 (70)%	19 (70)%
All LCA	13	7 (54)%	10 (77)%
All RP	14	12 (86)%	9 (64)%
All RPE65	15	11 (73)%	8 (53)%
All LRAT	12	8 (67)%	11 (92)%

(a)
>20% change in retinal area from baseline at 2 consecutive visits in at least 1 eye within 6 months of any treatment course.

(b)
>5 letter increase from baseline at 2 consecutive visits in at least 1 eye within 6 months of any treatment course.

        All adverse events reported in the trial were consistent with the retinoid class of medications and were transient and/or reversible. One serious adverse drug reaction (intracranial hypertension (ICH), a known class effect of retinoids), was reported in the study and it was resolved. The final clinical data, including duration of response and other evaluations, are anticipated for release in the third quarter of 2014.

        Study in RP subjects with autosomal dominant RPE65 mutation.    RP is genetically heterogeneous and can be inherited in an autosomal recessive (AR), autosomal dominant (AD), or X-linked manner, with rare digenic and mitochondrial forms. Previously, all reported mutations in RPE65 were associated with recessive RP or LCA. Recently, however, a dominant-acting mutation in RPE65 was reported. In order to investigate the safety, tolerability and efficacy of oral QLT091001 as a novel treatment for RP subjects with an autosomal dominant mutation in RPE65, an open-label, Phase 1b, proof-of-concept study was initiated. This study evaluates the safety and treatment effects of a single course (once-daily for seven days) of oral 40 mg/m2 QLT091001 in five RP subjects with an autosomal dominant mutation in RPE65. Dosing of subjects has been completed and patient follow up is ongoing. QLT expects an analysis of the data from the trial will be available in the second half of 2014.

        Orphan Program Development Status.    Studies are ongoing to further evaluate the safety and tolerability of QLT091001 for the treatment of inherited retinal disease caused by mutations in LRAT or RPE65 genes in subjects with LCA and RP. QLT's clinical team, led by Dr. Sushanta Mallick, continues to further evaluate current study designs, dose ranging and safety of the drug, and met with FDA and EMA over the course of 2013, including an end-of-Phase II meeting with the FDA, to discuss proposed pivotal trial design, indication, protocol requirements and development plans. Further submissions were made to the FDA in 2014 to further refine the proposed pivotal trial protocol and the company currently awaits regulatory feedback.

        Impaired Dark Adaptation.    Impaired Dark Adaptation (IDA) is a condition that results in decreased ability of the eye to recover visual sensitivity in the dark following exposure to bright lights (photobleaching) that gets worse with age. Profoundly impaired dark adaptation is commonly associated with inherited retinal degenerations. More recently, mild to moderate impaired dark adaptation has been associated with AMD and is proportionate to the severity of the disease. IDA (and/or impaired low luminance vision) may occur due to age-related inefficiencies in the retinoid cycle which results in slower regeneration of the light sensing pigment 11-cis-retinal in the eye and increased levels of free unbound opsin that lead to delayed dark adaptation and reduced retinal sensitivity. Ultimately, these factors impair vision in low light or dark environments. The kinetics of the rod function have also been reported to be age-related, with the rod-mediated portion of the dark adaptation function significantly slower in older patients with normal retinal function than in younger adults. This rod-mediated dark adaptation time is further slowed down in patients with early signs of AMD but with good visual acuity.

        IDA in this population causes symptomatic difficulties for functioning in dim light, especially after exposure to bright ambient light, and can hamper daily living activities such as driving, mobility, and workplace tasks. Impaired mobility, in the form of falling, is one of the most common problems of old age. IDA is not a disease but a condition that can arise as a result of a number of pathologic or physiologic factors. Improving this condition has the potential to not only improve a subject's quality of life but also delay the development of degenerative retinal conditions with more severe visual outcomes.

        Current Treatment.    There are currently no approved treatments for improving impaired dark adaptation.

        IDA Phase IIa Proof-of-Concept Study.    In late 2013, QLT initiated a Phase IIa proof-of-concept randomized, multi-center, parallel-group, placebo-controlled study of QLT091001 in adult (age 60 or older) subjects with IDA or impaired low luminance low contrast best corrected visual acuity ("LLLC BCVA") in at least one eye and having no known ophthalmic pathologies to explain their condition other than early age-related macular degeneration (AMD). In the study, 43 subjects were enrolled at sites in the U.S. and randomized to receive placebo or one of two different doses (10 or 40 mg/m2) of QLT091001 once per week for three consecutive weeks with one additional dose the day after the third dose. The trial is designed to evaluate the safety profile and effects of QLT091001 on impaired dark adaptation time, glare recovery time and LLLC BCVA. Subject dosing and follow-up has been completed. QLT expects that an analysis of the data from the trial will be completed in the second half of 2014.

Manufacturing

        As a result of the sale of Visudyne, QLT's only commercial product, to Valeant in September 2012, QLT no longer contracts with third parties to manufacture and supply any commercial products. Pursuant to the transition services agreement QLT entered into with Valeant, it manufactured a small number of prototype Qcellus lasers for use in connection with obtaining regulatory approval of such laser during 2013. QLT has since completed all of its obligations under the transition services agreement.

        In connection with the development of QLT091001, QLT utilizes a small number of third party contractors to manufacture and supply certain materials, API and drug product and expect to continue to do so for its commercial needs.

        QLT and its contract manufacturers are subject to the FDA's current Good Manufacturing Practices ("cGMP") regulations and other rules and regulations prescribed by regulatory authorities outside the U.S.

Product Sales, Marketing and Distribution

        Prior to the sale of Visudyne in September 2012, QLT operated a small U.S.-based marketing, sales and distribution organization through its wholly-owned U.S. subsidiary, QLT Ophthalmics, Inc. ("QOI"). With the completion of QLT's transition services related to the commercial sale of Visudyne in January 2013, it no longer employs sales or marketing personnel.

Financial Information about Segments and Geographic Areas

        QLT operates in one segment and the geographic information required herein is contained in Note 16—Segment Information in Notes to the Consolidated Financial Statements and is incorporated by reference herein.

Patents, Trademarks and Proprietary Rights

        QLT seeks to protect its proprietary technology by obtaining patents to the extent QLT considers it advisable, and by taking contractual measures and other safeguards to protect its trade secrets and innovative ideas. QLT currently owns or has acquired rights to a number of patents and patent applications for the technologies utilized in its products in development in the U.S., Canada and other jurisdictions.

        QLT's policy is to file patent applications on a worldwide basis in those jurisdictions where QLT considers it beneficial, depending on the subject matter and QLT's commercialization strategy. The most significant patents owned or licensed by QLT are described below.

  QLT091001—Synthetic Retinoid

        Pursuant to QLT's co-development agreement with Retinagenix, QLT has an exclusive, worldwide sub-license to patents and patent applications relating to various synthetic retinoids and uses thereof, including in the treatment of LCA and RP. These patents and patent applications are owned by the University of Washington, which has licensed the patents and patent applications to Retinagenix, and are sub-licensed to QLT by Retinagenix. On May 31, 2011, the United States Patent and Trademark Office issued Patent No. 7,951,841, a key patent related to this program, covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency, expiring on July 7, 2027, including the period of patent term adjustment. This patent is owned by the University of Washington and is exclusively sub-licensed to QLT through QLT's co-development agreement with Retinagenix. Outside of the US, counterpart foreign patents and patent applications to US Patent No. 7,951,841, with varying scope of protection, are pending or have been granted, including European Patent No. 1765322 which was granted on November 6, 2013 and subsequently validated into national patents in 35 European countries, all of which are set to expire in 2025.

        Additional patents and patent applications exclusively sub-licensed to QLT through QLT's co-development agreement with Retinagenix will expire between 2024 and 2029, not including any possible patent term extensions or adjustments that may be available. These patents and patent applications include additional methods of use patents and patent applications, directed to uses of synthetic retinoids, including QLT091001.

        The molecule in QLT091001 is not eligible for composition of matter protection per se, as it was previously known in the scientific community. To further expand and strengthen QLT's intellectual property portfolio, QLT has filed and continues to file additional patent applications on synthetic retinoids, pharmaceutical formulations thereof, methods of using and dosing synthetic retinoids, including QLT091001, in those jurisdictions where QLT considers it beneficial, depending on the subject matter and QLT's commercialization strategy. Those patent applications, if issued, will expire between 2029 and 2034, not including any possible patent term extensions or adjustments that may be available. If QLT091001 is approved by the FDA and the EMA for marketing in the U.S. and EU, QLT plans to apply for any patent term extensions and regulatory exclusivities that are available to it under applicable law. See "—Government Regulation—Market Exclusivity" and "—Government Regulation—Additional Regulatory Issues" below.

        In addition to any protection QLT's patent portfolio may offer, QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT or RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. If a drug is ultimately approved as an orphan drug, it receives an extended period of market exclusivity, subject to certain limitations based on the jurisdiction. See "—Government Regulation—Orphan Drug Regulation" below.

  Other Patents, Trademarks and Proprietary Rights

        In addition to patent protection, QLT also relies on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in QLT's product areas.

        QLT requires its potential business collaborators, investigators, employees and consultants who might have access to or be provided with proprietary information to sign confidentiality agreements.

        QLT has included information about risks and uncertainties relating to protection of its proprietary information under "Risk Factors" in QLT's Annual Report on Form 10-K filed on February 28, 2014.

        QLT owns registered trademarks in the U.S. and Canada and in other jurisdictions.

Competition

        The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. QLT's competitors include major pharmaceutical and biopharmaceutical companies, many of which have financial, technical and marketing resources significantly greater than ours and have substantially greater experience in developing products, conducting preclinical and clinical testing, obtaining regulatory approvals, manufacturing and marketing. In addition, many biopharmaceutical companies have formed collaborations with large, established pharmaceutical companies to support research, development and commercialization of products that may be competitive with QLT's products. Academic institutions, government agencies and other public and private research organizations also are conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. The existence of these products, or other products or treatments of which QLT is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by QLT. For example, QLT is aware of a retinal implant developed by Second Sight Medical Products Inc. to treat late stage RP, which received FDA approval under a Humanitarian Device Exemption in February 2013. In addition, QLT is aware of a gene therapy product in Phase III in the U.S. for treatment of inherited retinal dystrophies caused by mutations in the RPE65 gene.

Government Regulation

        The research and development, preclinical studies and clinical trials, and ultimately, the manufacturing, marketing and labelling of QLT's products, are subject to extensive regulation by the FDA and other regulatory authorities in the U.S. and other countries. The U.S. Food, Drug and Cosmetic Act and its regulations govern, among other things, the testing, manufacturing, safety, efficacy, labelling, packaging, storage, record keeping, approval, clearance, distribution, export and import, advertising and promotion of QLT's products. Preclinical studies, clinical trials and the regulatory approval process can take years and may require the expenditure of substantial resources.

Regulatory approval of a product may occur much later than expected, at much greater cost than expected, or never. If granted, the approval may include significant limitations on the indications, dosing, distribution, packaging, labeling and sale of the product, including "black box" warnings and Risk Evaluation and Mitigation Strategy ("REMS") requirements.

  FDA Regulation—Approval of Drug Products

        Under U.S. law, QLT's QLT091001 product in development will be regulated as a drug. The steps ordinarily required before a drug may be marketed in the U.S. include:

  •
  preclinical testing;

  •
  submission of an Investigation New Drug application ("IND") to the FDA, which must become effective before human clinical trials may commence;

  •
  adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its proposed intended use;

  •
  validation and approval of the manufacturing facilities and process;

  •
  submission of a new drug application ("NDA") or abbreviated new drug application ("ANDA") to the FDA; and

  •
  FDA approval of the application, including approval of all labelling.

        The testing and approval process requires substantial time, effort and financial resources and QLT cannot be certain that any approvals of QLT's product candidates will be granted on a timely basis, if at all.

        Preclinical tests include evaluation of product chemistry and formulation as well as in vitro and animal studies to assess the potential safety and efficacy of the product. The results of preclinical testing are submitted as part of an IND to the FDA. A 30-day waiting period after the filing of each new IND is required prior to the commencement of clinical testing in humans. In addition, the FDA may, at any time during this 30-day period, or anytime thereafter, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization.

        Clinical trials to support NDAs are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, drug interaction, bioavailability and bioequivalence, pharmacodynamics and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

  •
  assess the efficacy of the drug in specific, targeted indications;

  •
  assess dosage tolerance and optimal dosage; and

  •
  identify possible adverse effects and safety risks.

        If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at multiple study sites.

        After successful completion of the required clinical testing, the results of preclinical studies and clinical studies, along with descriptions of the manufacturing process, proposed labelling and other relevant information, are submitted to the FDA as part of an NDA. Under the Prescription Drug User Fee Act, the FDA aims to review the NDA within 10 months if it is a standard application, or within six months if it is a priority review application. If the FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or a "complete response letter" that identifies the deficiencies in the NDA that must be corrected in order to secure final FDA approval of the NDA. When, and if, those deficiencies have been addressed to the FDA's satisfaction, the FDA will issue an approval letter. Approval may be conditioned on the sponsor's agreement to undertake Phase IV post-approval studies to further assess the drug's safety and effectiveness, or on the development of a REMS that limits the labelling, distribution or promotion of a drug product.

  FDA Regulation—Post-Approval Requirements

        Even if regulatory clearances or approvals for QLT's products are obtained, QLT's products and the facilities manufacturing such products are subject to continued review and periodic inspections by the FDA. Each U.S. drug-manufacturing establishment must be registered with the FDA. U.S. manufacturing establishments are subject to biennial inspections by the FDA and must comply with the FDA's current good manufacturing practices ("cGMPs"). In complying with cGMPs, manufacturers must expend funds, time and effort in the area of production and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

        The FDA also regulates labelling and promotional activities. Further, QLT must report adverse events involving its drugs to the FDA under regulations issued by the FDA. Failure to maintain compliance with regulatory requirements may result in administrative or judicial actions, such as fines, warning letters, holds on clinical studies, product recalls or seizures, product detention or refusal to permit the import or export of products, refusal to approve pending applications or supplements, restrictions on marketing or manufacturing, injunctions, or civil or criminal penalties.

        Any of these actions could result in, among other things, substantial modifications to QLT's business operations; a total or partial shutdown of production while the alleged violation is remedied; repayments, recoupments or refunds; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt QLT's business and have a material adverse effect on its business, financial condition and results of operations.

  EU Regulation—Approval of Medicinal Products

        QLT's products in development will be regulated as medicinal products in the EU. In the European Economic Area ("EEA") (which comprises the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a marketing authorization (or "MA"). There are two types of marketing authorizations:

        The Community MA, which is issued by the European Commission through the Centralised Procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP") of the EMA, and which is valid throughout the entire territory of the EEA. The Centralised Procedure is compulsory for medicinal products that contain a new active substance and are indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases, as well as for orphan medicinal products and products developed through certain biotechnological processes. The Centralised Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation, or whose approval is in the interest of public health in the EU. In the Centralised Procedure applications are submitted directly to the EMA. The EMA's CHMP then has 210 days (not including stop-clocks) to adopt an opinion on whether the medicine should be marketed or not. The CHMP's opinion is then transmitted to the European Commission, which has the ultimate authority for granting the Community MA.

        National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralised Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the so-called Reference Member State), this National MA can be recognized in other Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralised Procedure.

        Under the Mutual Recognition Procedure, within 90 days of receipt of a valid application, the Reference Member State provides an updated assessment report together with the approved summary of product characteristics ("SPC"), labelling and package leaflet to the Member States where the applicant seeks recognition of its original MA (the Concerned Member States). After receipt of these documents, the Concerned Member States have another 90 days to recognise the decision of the Reference Member State and the approved SPC, package leaflet and labelling and grant a harmonised National MA. The Concerned Member States may, however, refuse to recognize the Reference Member States MA on grounds of a potential serious risk to public health, in which case the points of disagreement are referred to the Coordination Group for Mutual Recognition and Decentralised Procedures—Human (the "CMDh"). The CMDh will try to reach a consensus between the Reference Member State and the objecting Concerned Member States within 60 days, and if an agreement is not reached the matter will be referred to the EMA's CHMP for arbitration.

        Under the Decentralised Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State. The competent authority of the Reference Member State has 120 days to prepare a draft assessment report, a draft SPC, and a draft of the labelling and package leaflet, which are sent to the other Member States (i.e., the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labelling or packaging proposed by the Reference Member State, the product is subsequently granted a National MA in all the Member States (i.e., in the Reference Member State and the Concerned Member States). In case of disagreement, a procedure before the CMDh and/or the CHMP similar to the one described above must be followed.

        Under all the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

        Further, under EU Regulation No. 1901/2006 on medicinal products for pediatric use, as amended, companies that wish to market their products in the EEA are required to submit the results of pediatric studies with their marketing authorization application. These studies must be undertaken in compliance with a pediatric investigation plan ("PIP") that must be approved in advance by the EMA's Pediatric Committee ("PDCO"). The obligation to provide the results of pediatric studies with the marketing authorization application can be waived for certain products or product classes if: (i) they are likely to be ineffective or unsafe in part or all of the pediatric population; (ii) the disease or condition for which they are intended occurs only in adult populations; or (iii) the specific product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. If justified, applicants can obtain a deferral of the obligation to conduct pediatric studies until a time after the submission of the marketing authorization application, for instance, because it is appropriate to conduct studies in adults prior to initiating studies in children or when studies in children will take longer to conduct than studies in adults. A marketing authorization holder whose application incorporated the results of pediatric studies conducted in compliance with an approved PIP can be eligible for a six-month extension to the patent protection afforded to its product. This extended patent protection period does not apply to orphan medicinal products, which can benefit instead from a twelve-year period of marketing exclusivity.

  Market Exclusivity

        In the U.S., the Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the Hatch-Waxman Act) established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process. Approval to market and distribute generic drugs is obtained by filing an abbreviated new drug application, or ANDA, with the FDA, which must demonstrate that the product is bioequivalent to the innovator drug, rather than independently demonstrating the safety and effectiveness of the product through the submission of preclinical and clinical data. Innovator drugs are protected from generic competition through patent exclusivity, and the holder of an NDA for an innovator drug may also be entitled to a period of non-patent market exclusivity, during which the FDA cannot approve an ANDA or application filed under the Food, Drug and Cosmetic Act §505(b)(2) ("505(b)(2) Application"). If the innovator drug is a New Chemical Entity, the FDA may not accept an ANDA or 505(b)(2) Application for a drug that contains the same active moiety as in the New Chemical Entity for five years following approval of the NDA for the New Chemical Entity, except that an ANDA or 505(b)(2) application may be submitted after 4 years if it contains a Paragraph IV certification. The FDA may, however, approve a full NDA submitted by another company for the same drug product during this period. A drug can be classified as a New Chemical Entity if the FDA has not previously approved any other drug containing the same active moiety. If the innovator drug is not a New Chemical Entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA or 505(b)(2) Application for a bioequivalent product before expiration of three years. Additionally, a six-month period of market exclusivity may be added to existing patent and market exclusivity periods if the innovator drug is studied for pediatric indications.

        In the EEA, Regulation (EC) No. 726/2004/EC and Directive 2001/83/EC (each as amended) have established a harmonized approach to data and marketing exclusivity (known as the 8 + 2 + 1 formula). The approach permits eight years of data exclusivity and 10 years of marketing exclusivity. An additional non-cumulative one-year period of marketing exclusivity is possible if during the data exclusivity period (the first eight years of the 10-year marketing exclusivity period), the MA holder obtains an authorization for one or more new therapeutic indications that are deemed to bring a significant clinical benefit compared to existing therapies.

        The data exclusivity period begins on the date of the product's first MA in the EU and prevents generics from relying on the marketing authorization holder's pharmacological, toxicological, and clinical data for a period of eight years. After eight years, a generic product application may be submitted and generic companies may rely on the marketing authorization holder's data. However, a generic cannot launch until two years later (or a total of 10 years after the first marketing authorization in the EU of the innovator product), or three years later (or a total of 11 years after the first MA in the EU of the innovator product) if the MA holder obtains marketing authorization for a new indication with significant clinical benefit within the eight-year data exclusivity period.

        The 8 + 2 + 1 exclusivity scheme applies to products that have been authorized in the EU by either the EMA through the Centralized Procedure or the competent authorities of the Member States of the EEA (under the Decentralised, or Mutual Recognition procedures).

        Upon FDA approval, QLT believes that the active pharmaceutical ingredient in QLT091001 may qualify as a New Chemical Entity, which provides for five years of exclusivity following approval. QLT intends to seek New Chemical Entity exclusivity; however, there is no assurance that QLT091001 will qualify and gain the additional five-year exclusivity period, even if QLT091001 is approved. QLT also plans to seek regulatory exclusivity for QLT091001 in the EU; however, there can be no assurance that QLT will be successful in securing approval or regulatory exclusivity in the EU.

  Orphan Drug Regulation

        Since the extent and scope of QLT's patent protection for QLT091001 is limited, orphan drug designation is especially important for this product candidate. QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT and RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also cover QLT091001 for the treatment of Inherited Retinal Disease caused by LRAT or RPE65 mutations ("IRD"), including severe early childhood onset retinal dystrophy ("SECORD"), which disease/condition QLT believes subsumes both LCA due to inherited mutations in LRAT or RPE65 genes and RP.

        In the U.S., the Orphan Drug Act provides financial incentives to drug manufacturers to develop and manufacture drugs for the treatment of rare diseases, currently defined as a disease or condition that affects fewer than 200,000 individuals in the U.S. If a product that has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years following marketing approval, except in certain very limited circumstances, such as if the later product is shown to be clinically superior to the orphan product or a market shortage occurs. The market exclusivity granted by the FDA would not, however, prevent other drug manufacturers from obtaining approval of the same compound for other indications, including another orphan indication, or the use of other types of drugs for the same orphan indication. The Orphan Drug Act also allows for other financial incentives to promote the development of these orphan designated drugs, including regulatory guidance, FDA fee reductions and tax credits related to the development expenses. Orphan drug designation generally does not confer any special or preferential treatment in the regulatory review process. Moreover, if a drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Further, although obtaining orphan drug designation can be advantageous, there is no assurance that QLT will successfully develop or receive regulatory approval to market the product, nor can there be any assurance that QLT will be granted orphan drug designation for additional diseases or that orphan drug exclusivity will provide QLT with a material commercial advantage.

        Legislation similar to the Orphan Drug Act has been enacted in other countries outside of the U.S., including the EU. The orphan legislation in the EU is available for products that are (i) intended for the diagnosis, prevention or treatment of chronic debilitating or life-threatening conditions that affect five or fewer out of 10,000 persons in the EU, or (ii) that are intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU, and without incentives it is unlikely that their commercialization in the EU would generate sufficient return, provided that (iii) there is no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. The EU market exclusivity period is for ten years, although that period can be reduced to six years if, at the end of the fifth year, available evidence establishes that the requirements for orphan drug designation are no longer fulfilled, e.g., because the product is sufficiently profitable not to justify maintenance of market exclusivity. The market exclusivity may be extended to 12 years if sponsors complete a pediatric investigation plan agreed upon with the EMA's PDCO. Marketing authorization applicants for orphan designated drugs can benefit from protocol assistance and significant fee reductions in the EMA authorization procedure.

  Fast Track Designation

        QLT091001 has also been granted two Fast Track designations by the FDA for the treatment of LCA and RP due to inherited mutations in the LRAT and RPE65 genes. The FDA's Fast Track program is intended to facilitate the development and review of drugs that are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Under the program, the sponsor of a new drug may request that the FDA designate the drug for a specific indication as a Fast Track product concurrent with or after the IND is filed for the product candidate. A drug that receives Fast Track designation may be eligible for more frequent meetings with the FDA to discuss the drug's development; more frequent written correspondence from the FDA about the design of the proposed clinical trials; eligibility for accelerated approval, i.e., approval of an effect on a surrogate or substitute endpoint; and rolling review, meaning the sponsor may submit its NDA in sections rather than wait until the entire NDA is complete. Most drugs with Fast Track designation are likely to become eligible for a Priority Review, which provides for FDA review of an NDA within a six-month time frame from the time the complete NDA is accepted for filing, as opposed to the ten-month time frame for a Standard Review. The FDA grants Priority Review for products that offer major advances in treatment, or provide a treatment where no adequate therapy exists.

  Additional Regulatory Issues

        QLT remains subject to various U.S. federal and state laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws with respect to prior sales of and marketing activities for Visudyne in the U.S. and, if any of its product candidates are approved for commercial sale, will be subject to such laws with respect to any sales of those product candidates. For example, anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. Additionally, false claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. The healthcare fraud statute prohibits knowingly and wilfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and wilfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal and state health care programs (including Medicare and Medicaid).

        Recent health reform legislation has also enhanced the government's ability to pursue actions against potential violators, by expanding the government's investigative authority, expanding criminal and administrative penalties, and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, the U.S. Patient Protection and Affordable Care Act ("ACA") narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. The ACA also requires providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. QLT's internal policies mandate compliance with these anti-corruption laws and QLT relies on its management structure, regulatory and legal resources and effective operation of its compliance program to direct, manage and monitor the activities of its employees. Despite its training, oversight and compliance programs, QLT cannot ensure that its internal control policies and procedures always will protect it from deliberate, reckless or inadvertent acts of QLT's employees or agents that contravene its compliance policies or violate applicable laws. Violations of these laws, or allegations of such violations, could disrupt QLT's business and result in a material adverse effect on QLT's results of operations or financial condition.

        Under the Drug Price Competition and Patent Term Restoration Act of 1984, under certain conditions, a patent that claims a product, use or method of manufacture covering drugs and certain other products may be eligible for limited patent term extension for a period of up to five years as a compensation for patent term lost during drug development and the FDA regulatory review process. However, this extension cannot be extended beyond 14 years from the drug's approval date. The scope of rights during this period of extension is generally limited to the product that was subject to regulatory delay. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extensions. QLT intends to seek the benefits of this statute, but there can be no assurance that it will be able to obtain any such benefits. Analogous protection in the majority of EU countries may also be available to QLT to provide periods of patent term extensions in various EU countries.

        Various aspects of QLT's business and operations are regulated by a number of other governmental agencies, including the U.S. Occupational Safety and Health Administration.

Third-Party Coverage and Reimbursement

        U.S. governmental and private insurance programs, such as Medicare, Medicaid, health maintenance organizations and private insurers, known collectively as third-party payors, fund the cost of a significant portion of medical care in the U.S. Under certain U.S. governmental insurance programs, a healthcare provider is reimbursed a fixed sum for services and products, including drugs used during the course of rendering healthcare services to patients, and governmental imposed limits on reimbursement to hospitals, physicians and other health care providers have significantly impacted spending budgets and purchasing patterns. Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs through re-design of benefits and exploration of more cost-effective methods of delivering health care. In general, these governmental and private measures have caused health care providers to be more selective in the purchase of medical products.

        Both within and outside the U.S., significant uncertainty exists as to the reimbursement status of newly approved health care products, and QLT cannot provide assurance that adequate third-party reimbursement will be available. There have been, and QLT expects there will continue to be, proposed and adopted healthcare reform measures that impacted or may impact QLT's business. For example, the ACA provides for significant changes in the way healthcare is financed by both governmental and private insurers. Key provisions of the ACA specific to the pharmaceutical industry, among others, include the following:

  •
  An annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents into the U.S., apportioned among these entities according to their market share in certain federal government healthcare programs (excluding sales of any drug or biologic product marketed for an orphan indication), that began in 2011;

  •
  An increase, from 15.1% to 23.1%, in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010;

  •
  Extension of manufacturers' Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, effective March 23, 2010; and

  •
  Expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program, effective January 2010.

        The ACA also contains the Physician Payment Sunshine Act (section 6002) ("PPSA"). On February 8, 2013, CMS issued final regulations under the PPSA that require applicable pharmaceutical, medical device, biological, and medical supply manufacturers to report annually to the Secretary of Health and Human Services (HHS) certain "payments or other transfers of value" to physicians and teaching hospitals. The PPSA also requires applicable manufacturers to report certain information regarding the ownership or investment interests held by physicians or the immediate family members of physicians in such entities. The first reports were due March 31, 2014 for the initial reporting period (August - December 2013), and thereafter will be due for each calendar year. The report must include, among other things, information about the amount of the payment, the date on which the payment was made, the form of payment, and the nature of the payment (e.g., consulting fees, compensation for services, gifts, entertainment or research). CMS and the Department of Health and Human Services have not yet finalized all of the rules and regulations implementing the provisions of the ACA. As a result, further regulations may be promulgated in the future that could have materially adverse effects on QLT's business and results.

        Although QLT cannot predict their full impact, QLT anticipates that the ACA, as it is implemented, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage and reimbursement criteria that may negatively impact product price potential and could adversely affect QLT's profits and its business generally.

Research and Development Costs

        A significant portion of QLT's operating expenses are related to research and development. During the years ended December 31, 2013, 2012 and 2011, QLT's total company-sponsored research and development expenses were $18.5 million, $24.6 million, and $23.0 million respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of QLT".

Human Resources

        As of June 30, 2014, QLT had approximately 34 employees, 21 of whom were engaged in research, development, clinical and regulatory affairs, quality control and assurance, and 13 of whom were engaged in finance, information technology, human resources, intellectual property and legal. None of QLT's employees belong to a labour union.

Properties

        QLT currently leases 20,000 square feet of space in Vancouver, British Columbia, where its head office and certain research facilities are located. The lease term expires on August 31, 2015 and QLT has an option to renew the lease for one additional year.

        Effective July 31, 2013, QLT terminated the lease related to its former Menlo Park, California operating facility. As at December 31, 2013, QLT no longer operates in the U.S. or has any leased properties in the U.S.

Legal Proceedings

        From time to time QLT is involved in legal proceedings arising in the ordinary course of business. There are currently no material pending legal proceedings.

Corporate Information

        QLT was formed in 1981 under the laws of the Province of British Columbia. QLT's principal executive office is located at 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, and its telephone number is 604-707-7000.

        QLT makes available free of charge on or through its Internet website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. QLT's internet address is www.qltinc.com. This website address is intended to be an inactive, textual reference only; none of the material on this website is part of this joint proxy statement/prospectus. Copies of QLT's annual reports on Form 10-K will be furnished without charge to any person who submits a written request directed to the attention of QLT's Secretary, at its offices located at 887 Great Northern Way, Suite 250, Vancouver, B.C., Canada V5T 4T5. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

EXECUTIVE COMPENSATION OF QLT

2013 Independent Director Compensation Program

  Overview

        The compensation program for independent directors is intended to fairly compensate them for the time and effort required of a director based upon the size and complexity of the business, as well as, through an equity component of the program, to further align the interests of the independent directors with those of QLT's shareholders. The amount and form of director compensation is reviewed periodically by the Compensation Committee, with any resulting recommendations made to the QLT Board of Directors to ensure that such compensation realistically reflects the responsibilities and risks of being an effective director. To assist in its evaluation of director compensation, the Compensation Committee has the authority to retain independent compensation consultants. During 2013, the QLT Board of Directors worked with Radford, an Aon Hewitt company ("Radford") to review QLT's director compensation programs.

        In connection with the strategic restructuring of QLT that began in 2012, the QLT Board of Directors formed an executive transition committee (the "Executive Transition Committee"), currently composed of Jeffrey Meckler and Dr. John Kozarich, to perform the function of the Chief Executive Officer on an interim basis. Since the departure of QLT's former President and Chief Executive Officer in August 2012, QLT has not had a permanent President or Chief Executive Officer and, as a result, both the members of the Executive Transition Committee and the directors generally have been more heavily involved in overseeing the day-to-day management of QLT than would normally be required. QLT believes that the amount of time and effort that each of the directors has dedicated to the oversight of QLT is significantly higher than the amount of time and effort required of directors of other public companies.

        While the compensation paid to the directors during 2013 may be higher than compensation paid to directors at other public companies of similar size, QLT believes that it fairly reflects the amount of time and effort required of its directors in light of the strategic and other initiatives undertaken by QLT and the fact that QLT does not have an employee President or Chief Executive Officer.

        The independent directors will receive cash and equity-based compensation for their services on the QLT Board of Directors as described below.

  Cash Compensation

        The cash compensation component of QLT's program includes annual Board and Committee member or Chairman position retainers, meeting attendance fees, and fees paid for attending to Board or Committee business other than for attendance at a meeting. Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board meetings in accordance with QLT's policies. Director retainers and fees are paid to the QLT Board of Directors monthly in arrears.

        In 2013, the fees paid to members of the QLT Board of Directors, all of whom are independent directors, were as follows:

Nature of Board Duty	Fee (US$)
Annual Board Retainer Fee:
• for all Directors	$30,000
• additional retainer for Chairman of the QLT Board of Directors	$45,000
Additional Annual Retainer Fee for Chairman of the Audit and Risk Committee	$12,500
Additional Annual Retainer Fee for Chairman of the Scientific Review Committee	$10,000
Additional Annual Retainer Fee for Chairman of the Compensation Committee	$10,000
Additional Annual Retainer Fee for Chairman of the Corporate Governance and Nominating Committee	None
Additional Annual Retainer Fee for non-Chairman committee members of Audit and Risk Committee, Scientific Review Committee, Compensation Committee and Corporate Governance and Nominating Committee	$5,000
Additional Quarterly Retainer Fee for Chairman of the Strategic Action Committee	$15,000
Additional Quarterly Retainer Fee for non-Chairman committee members of the Strategic Action Committee	$10,000
Additional Annual Retainer Fee for Chairman and non-Chairman committee members of the Executive Transition Committee	None
Fee for each QLT Board of Directors meeting attended:
• by telephone	$1,500
• in person	$3,000
Fee for each meeting of the Audit and Risk Committee, Scientific Review Committee, Compensation Committee and Corporate Governance and Nominating Committee attended:
• by telephone	$1,500
• in person	$3,000
Fee for each meeting of the Strategic Action Committee attended:
• by telephone	None
• in person	$3,000	(1)
• per diem fee for out-of-town business	$3,000	(1)
Fee to perform Executive Transition Committee business:
• per diem fee for conducting business where no out-of-town travel is required	$1,500
• per diem fee for out-of-town business	$3,000
Fee to perform Board or committee business (other than attendance at a Board or committee meeting) at the specific request of the QLT Board of Directors or relevant committee:
• per diem fee for conducting business where no out-of-town travel is required	$1,500
• per diem fee for out-of-town business	$3,000

(1)
During the first three quarters of 2013, the aggregate additional meeting fees per member were capped at $10,000 per quarter.

  Equity Based Compensation

        In addition to cash compensation, the independent directors also receive equity-based compensation to ensure that their interests are fully aligned with those of QLT's shareholders.

        QLT maintains a Directors' Deferred Share Unit Plan, which it refers to as the "DDSU Plan". Under the DDSU Plan, at the discretion of the QLT Board of Directors, directors have received a portion of their equity-based compensation in the form of deferred share units, or "DSUs", each of which has a value equal to the price of QLT's common shares on the TSX. A DSU is convertible only into cash (no shares are issued), and can only be converted after the director ceases to be a member of the QLT Board of Directors. The DSUs vest monthly over 36 months from the date of grant.

        The value of a DSU, when converted to cash, will be equivalent to the market value of a QLT common share at the time the conversion takes place. QLT does not have a history of paying dividends on its common shares; however, if dividends ever are paid on QLT's common shares, a director's DSU account will be credited with dividends at the same rate.

        In addition, directors are eligible to receive grants of options and restricted stock units ("RSUs") under QLT's equity compensation plan, the QLT 2000 Incentive Stock Option Plan, as amended and restated effective April 25, 2013 (the "2000 Plan"). The Compensation Committee's objective in recommending the grant of equity awards to independent directors is to provide a reasonable, market-based incentive for directors to deliver increased value to shareholders. Based in part on advice received from Radford, the Compensation Committee and the QLT Board of Directors have concluded that, going forward, stock options and RSUs are an effective way to align the interests of the independent directors with those of the shareholders.

        Equity grants to the directors typically occur annually, following each annual general meeting of shareholders. For 2013, consistent with the equity grant to executive officers and staff, as a result of the $200 million special cash distribution to QLT's shareholders in June 2013 and the approximate 50% decrease in QLT's stock price that was anticipated to occur as a result, the annual equity grant to the QLT Board of Directors was authorized by the QLT Board of Directors, upon the recommendation of the Compensation Committee, in June, 2013, to be granted effective after the close of the market on the 12th trading day after the completion of the special cash distribution.

        As a result, on July 15, 2013, each member of the QLT Board of Directors was granted 12,500 stock options and 6,000 RSUs, except Jason Aryeh, the Chairman of the QLT Board of Directors, who received 25,000 stock options and 12,000 RSUs. In addition, in order to address the approximate 50% loss in value of the DSUs granted to the independent directors in 2012 as a result of the special cash distribution to shareholders in 2013, on July 15, 2013 each member of the QLT Board of Directors was granted 11,000 DSUs, except Mr. Aryeh, who was granted 22,000 DSUs as the Chairman of the QLT Board of Directors.

        On November 22, 2013, Mr. Meckler was granted an additional 225,000 stock options for his service as Chairman of the Executive Transition Committee in light of QLT's initiation of a review of strategic alternatives.

        On June 25, 2014, the Board of Directors determined to accelerate the vesting of all outstanding stock options held by directors, named executive officers and employees effective upon closing of the merger.

        The following table provides information regarding compensation of the independent directors for 2013:

Name	Fees Earned or Paid in Cash ($) USD	Stock Awards ($) USD(3)		Option Awards ($) USD(4)		Total ($) USD
Jason M. Aryeh(1)	$311,500	$149,864	(5)	$52,913	(5)	$514,277
Vicente Anido(2)	79,777	74,932	(6)	26,456	(6)	181,165
Geoffrey F. Cox	86,208	74,932	(7)	26,456	(7)	187,596
John Kozarich	171,140	74,932	(7)	26,456	(7)	272,528
Jeffrey A. Meckler(1)	364,100	74,932	(8)	583,495	(8)	1,022,527
Stephen Sabba	151,109	74,932	(7)	26,456	(7)	252,497
John C. Thomas, Jr.	79,708	74,932	(7)	26,456	(7)	181,096

	$1,243,542	$599,456		$768,688		$2,611,686

*
Stock and option awards were granted/priced in Canadian dollars and have been converted to U.S. dollars for disclosure purposes using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(1)
Effective February 16, 2013, Mr. Aryeh ceased his role as Chairman of the Executive Transition Committee and Mr. Meckler assumed the position of Chairman of the Executive Transition Committee.

(2)
Mr. Anido resigned as a director on November 9, 2013.

(3)
Stock awards consist of DSUs and RSUs. Details of the DSUs and RSUs are set out above under the heading "—2013 Independent Director Compensation Program—Equity Based Compensation". This column represents the aggregate grant date fair value of DSUs and RSUs granted in 2013 in accordance with ASC Topic 718. On July 15, 2013, Mr. Aryeh, Chairman of the QLT Board of Directors, was granted 22,000 DSUs and 12,000 RSUs and each other director was granted 11,000 DSUs and 6,000 RSUs for their service as members of the QLT Board of Directors. In accordance with ASC Topic 718, DSUs and RSUs are reflected at fair value. The fair value of RSUs is measured based on the closing price of QLT's shares on the TSX on the date of grant. In accordance with the DDSU Plan, the fair value of DSUs is measured based on the closing price of QLT's shares on the TSX on the trading day immediately preceding the date of grant. The estimated fair value of each DSU and RSU as at the grant date was C$4.54 (US$4.41), the closing price of QLT's shares on the TSX on July 14, 2013 and July 15, 2013, respectively.

(4)
On July 15, 2013, Mr. Aryeh, Chairman of the QLT Board of Directors, was granted 25,000 stock options and each other director was granted 12,500 stock options for their service as members of the QLT Board of Directors. These stock options vest and become exercisable in 36 successive and equal monthly installments from the grant date and expire 10 years from the grant date. The grant date fair value of the aggregate 100,000 stock options granted to directors on July 15, 2013 was estimated to be $211,650. On November 22, 2013, Mr. Meckler was granted 225,000 stock options for his service as Chairman of the Executive Transition Committee in light of QLT's initiation of a review of strategic alternatives. These stock options vest and become exercisable in six successive and equal monthly installments from the grant date and expire 10 years from the grant date. The grant date fair value of these stock options was estimated to be $557,039. The grant date fair values of options granted was calculated using the Black-Scholes option pricing model, in accordance with ASC Topic 718 for share-based payment transactions and excludes the impact of estimated forfeitures related to service based vesting conditions. For a discussion of the assumptions used in the valuation of the options granted in each respective year, refer to QLT's Form 10-K under Note 8 to the Consolidated Financial Statements for 2013.

(5)
As at December 31, 2013, Mr. Aryeh held: (i) 44,000 DSUs, of which 13,444 were vested; (ii) 12,000 RSUs, of which none were vested; and (iii) 25,000 stock options, of which 3,472 were vested.

(6)
Following Mr. Anido's resignation on November 9, 2013, $28,242 was paid to Mr. Anido in settlement of his vested DSUs as at that date. The settlement amount was determined by multiplying the 6,111 outstanding and vested DSUs by the C$4.76 (US $4.62) closing price of QLT's shares on the TSX on the trading day immediately preceding his resignation date. On November 9, 2013, Mr. Anido's 15,889 unvested DSUs, 6,000 unvested RSUs, and 11,458 unvested stock options were cancelled. The remaining 1,042 vested stock options expired unexercised on February 7, 2014, being 90 days following Mr. Anido's resignation.

(7)
As at December 31, 2013, Drs. Cox, Kozarich and Sabba and Mr. Thomas each held: (i) 22,000 DSUs, of which 6,722 were vested; (ii) 6,000 RSUs, of which none were vested; and (iii) 12,500 stock options, of which 1,736 were vested.

(8)
As at December 31, 2013, Mr. Meckler held: (i) 22,000 DSUs, of which 6,722 were vested; (ii) 6,000 RSUs, of which none were vested; and (iii) 237,500 stock options, of which 39,236 were vested.

Executive Compensation

        The following sets forth information about QLT's employed named executive officers as of June 30, 2014. The executive officers listed below serve in their respective capabilities at the discretion of the QLT Board of Directors.

Sukhi Jagpal

  Chief Financial Officer

        Mr. Jagpal, age 40, is the Chief Financial Officer of QLT (since February 2013). Previously, since 2003, Mr. Jagpal has held positions of increasing responsibility in Finance at QLT, including Corporate Controller (January 2006 to December 2008), Director, Finance and Corporate Controller (January 2009 to December 2010) and Senior Director, Finance and Corporate Controller (2011 to 2012), until his appointment as Interim Chief Financial Officer in July 2012. Prior to joining QLT, Mr. Jagpal held finance and accounting positions with Pivotal Corporation, 360networks inc., and KPMG LLP. Mr. Jagpal is a Chartered Accountant, a Chartered Business Valuator, and holds a Masters of Business Administration from Cornell University—S.C. Johnson Graduate School of Management and a Masters of Business Administration from Queens University.

Compensation Discussion and Analysis

        On July 9, 2012, as a result of a comprehensive business and portfolio review by the QLT Board of Directors, QLT announced a new corporate strategy and plans to restructure its operations in order to concentrate its resources on the clinical development programs related to its synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring of QLT, over the course of 2012 and 2013, QLT completed the sale of its Visudyne® business to Valeant Pharmaceuticals International, Inc. and the sale of its punctal plug drug delivery system to Mati Therapeutics Inc., and, as a result, significantly reduced its workforce by approximately 180 employees.

        In connection with the restructuring and following the departure of QLT's former President and Chief Executive Officer, the QLT Board of Directors formed the Executive Transition Committee to perform the function of the Chief Executive Officer on an interim basis while the QLT Board of Directors determined the resources and management necessary to pursue QLT's new strategy.

Jeffrey Meckler and Dr. John Kozarich currently comprise the Executive Transition Committee, with Jeffrey Meckler serving as Chairman. Prior to Mr. Meckler's appointment as Chairman of the Executive Transition Committee on February 16, 2013, Jason Aryeh served as the Chairman of the Executive Transition Committee. While neither of Messrs. Meckler or Aryeh was ever employed as an officer or employee, compensated other than as a director or considered by the QLT Board of Directors to be an executive officer of QLT, both are included in the compensation disclosure schedules below as a Principal Executive Officer of QLT. See information provided in this Proxy Statement under the heading "Corporate Governance of QLT—Independence of Directors" for further information.

        The Compensation Committee administers the compensation policies and programs for QLT's named executive officers. A summary discussion of the 2013 named executive officer compensation actions taken by the Compensation Committee follows in this Compensation Discussion and Analysis report.

        At QLT's 2013 annual general meeting, its shareholders approved, in a non-binding advisory vote, the compensation of QLT's named executive officers as disclosed in QLT's proxy statement for the 2013 annual general and special meeting. The compensation of QLT's named executive officers for 2013 will also be put for a shareholder advisory vote on executive compensation (see "QLT Proposal 4: Advisory Vote on the Compensation of QLT's Named Executive Officers for 2013 ("Say-on-Pay Vote")).

  Objectives of Compensation Program

        The Compensation Committee evaluates and sets executive compensation consistent with QLT's stated philosophy to provide a compensation package that attracts, retains and motivates executives and rewards business successes that have the potential to increase shareholder value. More specifically, the Compensation Committee seeks to:

  •
  provide a total compensation program that is competitive with other companies in the pharmaceutical and biotechnology industries with which QLT competes for executive talent;

  •
  place a significant portion of executive compensation at risk by linking cash incentive compensation to the achievement of pre-established corporate financial and operational performance objectives and other individual key objectives within the executive's area of responsibility and by using equity as a key component of the compensation program;

  •
  provide long-term incentive compensation that focuses executives' efforts on building shareholder value by aligning their interests with those of the shareholders; and

  •
  promote stability and retention of the management team.

        Consistent with QLT's performance-based philosophy, a significant portion of potential compensation is based upon performance and equity programs. These programs include awards that are based on operational and financial performance and provide compensation in the form of cash, and equity-based incentive awards that are tied to both short-term and long-term performance and the achievement of goals. The performance-based bonus program rewards short-term performance; while the equity awards, coupled with the stock ownership guidelines, reward long-term performance and align the interests of management with those of the shareholders.

  Compensation Governance and Advisers

        QLT is committed to having strong governance standards with respect to its compensation programs, procedures and practices. Radford, the Compensation Committee's independent compensation consultant, reports directly to the Compensation Committee. The Compensation Committee has assessed the independence of Radford and has concluded that no conflict of interest exists with respect to the services that Radford performs for its Compensation Committee. Radford did not provide any services to QLT other than with respect to the services provided to the Compensation Committee as described below. Radford also informed the Compensation Committee that it was not aware of any conflict of interest with respect to the services that it provides to the Compensation Committee and the services that it provides to other clients.

  Compensation Philosophy

        QLT is engaged in a highly specialized and competitive industry. Success in this environment requires talented and motivated executives. The goal of QLT's named executive officer compensation program is to attract, retain and motivate executives and reward business successes that have the potential to increase shareholder value. The Compensation Committee, which is composed of independent members of the QLT Board of Directors, is responsible for implementing the executive compensation program and establishing corporate performance objectives and reviewing individual performance objectives that reward QLT's named executive officers when those objectives are met. In considering executive compensation, the Compensation Committee ensures that the total compensation program is competitive within the industry in which QLT operates, supports its overall strategy and objectives, reflects both risk and reward for QLT's named executive officers and aligns its executive officers' interests with those of QLT's shareholders. The combination of base salary, annual incentives and long-term incentives that QLT provides to its named executive officers is designed to accomplish this.

        The Compensation Committee obtains information from a number of sources, including North American surveys and reports on executive compensation in the biotechnology industry, as well as internally generated reports of executive compensation practices of a sub-group of biotechnology companies of similar size and market capitalization. To assist with its evaluation of executive compensation, the Compensation Committee has the authority to retain independent compensation consultants. The Compensation Committee has engaged Radford to provide director and executive compensation assessments and recommendations to the Compensation Committee. Radford provides data on the compensation and relative performance of peer companies, provides opinions on the degree to which the compensation arrangements are consistent with market practices and QLT's objectives, consults on other compensation matters as needed and, if applicable, recommends compensation guidelines and program designs. Additionally, a representative from Radford attends Compensation Committee meetings when requested by the Compensation Committee.

  Components of Compensation Package

        At the foundation of the Compensation Committee's strategy is the principle that there should be both consequences for underperformance and incentives for outstanding performance. This is achieved through a compensation program that emphasizes fixed and variable components which make up the "pay mix" for each executive officer.

        There are three major elements to the executive compensation:

  •
  Base salary;

  •
  Variable performance-based compensation, consisting of annual cash bonuses based on a comparison of individual and corporate performance to pre-set goals and objectives; and

  •
  Long-term incentives, consisting of annual grants of long-term stock options.

        In addition, QLT's executives are eligible to participate in the benefit plans generally available to all of its employees (as described in "—Health and Life Benefits" below).

        The executive officers are paid in Canadian dollars but, for reporting purposes only, their compensation is set out below in U.S. dollars.

  Determining Compensation

  Compensation Consultant and Peer Group

        In March 2013, the Compensation Committee engaged Radford to review QLT's equity and director compensation programs, in light of the previous year's restructuring and reduction in workforce, in order to align the compensation programs with QLT's current business profile, while being competitive and consistent with best practices. Radford reviewed data from a group of companies considered comparable to QLT in size (under 100 employees), market capitalization (generally between $200 million and $1 billion), and stage of product pipeline (phase II/III companies conducting late stage clinical trials). The following 14 public biotechnology companies located in North America, comprised QLT's 2013 comparator group for the director and equity compensation review:

Canadian Peer Company	U.S. Peer Companies
Nymox Pharmaceuticals	Achillion Pharmaceuticals
ChemoCentryx
Clovis Oncology
Keryx Biopharmaceuticals
Neurocrine Biosciences
NewLink Genetics
Osiris Therapeutics
Sangamo BioSciences
Sarepta Therapeutics
Sunesis Pharmaceuticals
Threshold Pharmaceuticals
Trius Therapeutics
ZIOPHARM Oncology

        In light of the reduction in the number of employees and the scope of QLT's operations as a result of QLT's strategic restructuring, as well as the fact that QLT does not have a Chief Executive Officer, the Compensation Committee did not request Radford to provide comparator or group data with respect to its executive officers' cash compensation assessment in 2013. In establishing executive officer base salaries and non-equity incentive compensation for 2013, the Compensation Committee considered non-comparator group market data provided by Radford and other factors consistent with QLT's compensation philosophy.

  Base Salary

        Annual base salary is designed to provide a competitive fixed rate of pay recognizing different levels of responsibility and performance within QLT. Actual salaries reflect the Compensation Committee's consideration of numerous factors, including the individual named executive officer's experience, length of service, position criticality, scope of responsibilities and performance. In determining whether to increase the base salary for a particular executive officer, the Compensation Committee considers a variety of factors, including the results of each executive officer's individual goal achievement and overall performance, comparative survey data, along with the other elements of compensation received by its executive officers.

  Annual Cash Incentive Compensation

        The Compensation Committee's compensation philosophy for 2013 included a pay-at-risk component under the annual cash incentive compensation program. The annual cash incentive award represents income at risk—it is only paid if and to the extent certain goals and objectives are met. The annual cash incentive compensation that each executive officer is eligible to receive is based on a pre-determined target percentage of his or her base salary, determined in accordance with market data and taking into account scope and level of responsibility. The Compensation Committee also believes that the success of QLT is based in part on the achievements of the executive officers as a group and, therefore, the target annual award percentage is determined by considering competitive rates of incentive compensation for the executive officers as a group and not just on a position-specific basis.

        When combined with base salaries, cash incentive awards are intended to provide the opportunity for an executive officer to achieve total cash compensation, when targeted levels of performance are achieved or exceeded, that is competitive with total compensation paid by other companies that are similarly situated. QLT defines "total cash compensation" as base salary plus annual target bonus under its annual cash incentive compensation program. The Compensation Committee believes that, given the competitive industry, this pay-for-performance compensation strategy allows a biotechnology company in QLT's position and size to competitively attract and retain talented executives while aligning the strategic interests of its executives and shareholders.

        The amount of annual cash incentive compensation that the executive officers were eligible to receive for 2013 was as follows:

Level	Target Bonus (as a % of base salary)	Range of Possible Bonus Payment (as a % of base salary)	Weighting between Corporate and Individual Goals
Sukhi Jagpal, Chief Financial Officer	35%	0 - 70%	75% Corporate / 25% Individual
Alexander Lussow, Senior Vice President—Business Development and Commercial Operations	50%	0 - 100%	75% Corporate / 25% Individual

        For 2013 and previous years, executive officers with individual goals could attain between 0% and 200% of their individual goals depending on their performance, although the Compensation Committee had the discretion to recognize additional factors and award bonuses outside of this range. Similarly, executive officers with corporate goals could attain between 0% and 200% of a corporate goal depending on the extent to which the goal was achieved. For 2014, the QLT Board of Directors, following the recommendation of the Compensation Committee, has determined that executive officers can generally attain between 0% and 100% of corporate and individual goals depending on their performance, with the potential to attain up to 125% under exceptional circumstances.

  Annual Cash Compensation Review

        On February 27, 2013, Mr. Jagpal was appointed as the Chief Financial Officer of QLT ("interim" was removed from his title). In connection with his appointment, the QLT Board of Directors, following the recommendation of the Compensation Committee, increased Mr. Jagpal's salary from C$192,500 (US $186,893) to C$250,000 (US $242,718) and increased his target annual award percentage from 25% to 35% of his base salary. According to survey data of comparable positions within Radford's Global Life Sciences Survey for organizations with fewer than 50 employees, Mr. Jagpal's increase put his base salary and his target bonus percentage at the 50th percentile and the 75th percentile of the survey data, respectively.

        In reviewing the annual compensation of Dr. Lussow, QLT's Senior Vice President, Business Development and Commercial Operations, in February 2013, the Compensation Committee reviewed Radford's Global Life Sciences Survey, focusing on the data for organizations with fewer than 50 employees (comparable to QLT's current size) and also data for organizations with 50 to 149 employees and data across all organizations within the survey (comparables to QLT's larger size prior to the strategic restructuring when Dr. Lussow's compensation was originally established). Based on this review, the Compensation Committee determined that Dr. Lussow's base salary of C$320,433 (US$311,100) and target annual award percentage of 50% were above the 75th percentile of the survey data and, therefore, no adjustment was made to Dr. Lussow's cash compensation for 2013.

  Establishing Goals

        Individual Goals.    Each year, the criteria for assessing an individual named executive officer's performance are developed and reviewed by the Compensation Committee in consultation with the particular named executive officer. The individual goals are primarily objective and measurable, relate to the individual named executive officer's area of responsibility and are designed to facilitate the achievement of QLT's corporate goals.

        Corporate Goals.    Each year, the criteria for assessing QLT's performance are: (i) developed by the Compensation Committee, (ii) approved by the QLT Board of Directors, and (iii) communicated to the participants. In early 2013, on the recommendation of the Compensation Committee, the QLT Board of Directors approved specific corporate goals for QLT to achieve. QLT's corporate goals are described below and are weighted from 0-100% in relative allocation. For 2013 and previous years, however, the Compensation Committee had the discretion to recognize additional factors and assess QLT's corporate goal achievement up to a maximum 200%. In determining whether QLT's corporate goals have been achieved beyond 100% and up to a possible 200%, the Compensation Committee considers factors and achievements it considers appropriate.

        The following is a description of the 2013 corporate goals:

  •
  Synthetic Retinoid Program: Achieve specific milestones related to the regulatory and clinical development progress for the synthetic retinoid program, including the objective of initiating a pivotal trial for the Leber Congenital Amaurosis (LCA) indication.

  •
  Transitional and Restructuring Activities: (a) complete activities related to the corporate restructuring announced in 2012, including (i) the transition services agreement entered into in connection with the divestment of the Visudyne business to Valeant; and (ii) the potential divestment of the punctal plug program to Mati Therapeutics Inc.; and (b) manage staffing and infrastructure needs to achieve 2013 corporate objectives.

  •
  Enhancing Shareholder Value: Evaluate and implement various options to enhance shareholder value through corporate and tax efficiencies, capital return and other opportunities.

  Evaluating Goal Achievement

        The Compensation Committee determines performance bonus payments based on the results achieved as compared to targets established for a particular fiscal year. The Compensation Committee has the discretion to award the amount corresponding to that level of achievement, or to modify the award payable if it believes a modification would be in the best interests of QLT and its shareholders. In performing its assessment, the Compensation Committee may also consider market, business or organizational factors that may have impacted achievement of a specific goal.

        Achievement of Corporate Goals.    In early 2014, the Compensation Committee considered the performance of QLT relative to the corporate objectives set in early 2013. Based on the achievement of QLT against the corporate goals, the Compensation Committee determined that QLT achieved

104.25% of its 2013 corporate objectives. The following chart illustrates the weighting and level of achievement of the 2013 corporate goals:

Goal	Weighting	Achievement
Synthetic Retinoid Program	60%	80%
Transitional and Restructuring Activities	25%	150%
Enhancing Shareholder Value	15%	125%

        In evaluating QLT's performance against its goals established for 2013, and determining the extent to which those goals were successfully achieved, the Compensation Committee recognized the following factors:

  •
  Synthetic Retinoid Program: The following principal clinical and regulatory development objectives to advance QLT's synthetic retinoid program were achieved in 2013:

  (a)
  conducted meetings with the U.S. Food and Drug Administration and the European Medicines Agency to discuss pivotal trials and develop protocols;

  (b)
  reassessed key opinion leaders and consultants engaged in the program;

  (c)
  completed dosing in its Phase Ib retreatment study of QLT091001 for the treatment of Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP); and

  (d)
  initiated a Phase II study of QLT091001 for the treatment of Impaired Dark Adaptation.

        The Compensation Committee assigned 60% to the Synthetic Retinoid Program goal. Despite its efforts to advance the program noted above, QLT did not initiate a pivotal trial of QLT091001 for the treatment of LCA in the United States in 2013. As a result, the Compensation Committee determined that QLT achieved 48% out of a possible 60% with respect to this goal.

        Transitional and Restructuring Activities: The following principal transitional and restructuring objectives were achieved in 2013:

  •
  completed the transition services agreement with Valeant related to the sale of Visudyne and the Qcellus™ laser;

  •
  completed the sale of punctal plug delivery system assets to Mati Therapeutics Inc. and completed the related transitional services;

  •
  successfully managed staffing following employee departures in connection with the reduction in force in 2012;

  •
  filled the permanent Chief Financial Officer position; and

  •
  relocated its operations into a smaller office and laboratory space.

        The Compensation Committee assigned 25% to the Transitional and Restructuring Activities goal and, as a result of these accomplishments, assessed achievement at 37.5% on the basis that QLT had exceeded expectations with respect to this goal.

        Enhancing Shareholder Value: In 2013, QLT completed the following transactions to return capital to QLT's shareholders:

  •
  on June 27, 2013, after obtaining a favorable Advance Tax Ruling from the Canadian tax authorities and shareholder approval, QLT completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of QLT's common shares, whereby all shareholders of record as at June 24, 2013 received a payment of approximately $3.92 per share; and

  •
  QLT repurchased 1,691,479 common shares in the open market pursuant to a normal course issuer bid commenced in October 2012.

        The Compensation Committee assigned 15% to the Enhancing Shareholder Value goal and, as a result of these accomplishments, assessed achievement at 18.75% on the basis that QLT had also exceeded expectations with respect to this goal.

        Achievement of Individual Goals and Total Cash Incentive Compensation.    The extent to which individual goals have been achieved or exceeded is determined largely from the annual performance recommendations for each of the other named executive officers prepared by the CEO or, currently, the Chairman of the Executive Transition Committee, and approved by the Compensation Committee.

        Chief Financial Officer.    In 2013, individual goals were established for Mr. Jagpal, including goals related to (i) supporting potential strategic activities and return of capital to shareholders and (ii) effectively managing financial reporting and internal controls. Mr. Jagpal was assessed as having met or exceeded each of these goals, to achieve, overall by percentage, 140% of his individual goals for 2013. Based upon the achievement of the corporate goals and his individual goals, and the relative weighting between them, Mr. Jagpal was awarded a cash incentive compensation amount for 2013 equal to $90,049, which represented approximately 39% of his base salary for 2013.

        Senior Vice President, Business Development and Commercial Operations.    In 2013, individual goals were established for Dr. Lussow, including goals related to (i) managing transition of divested assets, (ii) managing product supply chain and (iii) coordinating internal support efforts on certain strategic matters. Dr. Lussow was assessed as having met, partially met or exceeded each of these goals, to achieve, overall by percentage, 100% of his individual goals for 2013. Based upon the achievement of the corporate goals and his individual goals, and the relative weighting between them, Dr. Lussow was awarded a cash incentive compensation amount for 2013 equal to $160,508, which represented approximately 52% of his base salary for 2013.

  Equity Awards

        Equity compensation represents a significant portion of named executive officer total compensation at QLT. The amount and type of equity awards are intended to align QLT's named executive officers' interests with shareholder interests by increasing named executive officer compensation through sustained increases in the value of its common shares. These equity-based awards also serve as a retention incentive. In setting the equity compensation levels of the named executive officers, the Compensation Committee considers numerous factors, including market data, the prior grants of stock options to the named executive officer, the level of responsibility and expected future contributions of the named executive officer, the performance of the named executive officer in the year, the total cash compensation level of the named executive officer, the fair value of long-term incentives awarded to executives in similar positions in a comparator group, and the ability of stock options to retain named executive officers.

        QLT currently maintains one equity compensation plan, the 2000 Plan, as discussed under "Corporate Governance of QLT—QLT Securities Authorized for Issuance under Equity Compensation Plans" below in this Proxy Statement, which provides for the issuance of stock options to directors, officers, employees and key consultants of QLT and its affiliates. Option grants are meant to directly link executive compensation to value creation for shareholders, and the amount (if any) each executive ultimately realizes from the options depends solely on the increase in value of common shares from the date of grant through the date of exercise. The 2000 Plan also provides for the issuance of RSUs.

        The 2000 Plan is administered by the Compensation Committee. The Compensation Committee or the QLT Board of Directors (upon the recommendation of the Compensation Committee) is authorized to grant equity awards. Generally, except in the case of awards for new hires and as described below, equity awards are decided once a year at a regularly scheduled meeting. With respect to certain new hires, the Chairman of the Executive Transition Committee has limited authority to make a limited number of awards to new hires consistent with guidelines specified by the QLT Board of Directors. Under the 2000 Plan, awards are deemed to be granted on the date that the Compensation Committee or the QLT Board of Directors, as applicable, authorizes the grant or such later date as may be determined by the Compensation Committee or the QLT Board of Directors, as applicable, at the time that the grant is authorized. All awards are granted after the market close on the date of grant and the exercise price of stock options will not be less than the closing price on the TSX on the date of grant. RSUs may be granted pursuant to the 2000 Plan with no consideration from the participant. RSUs may be subject to vesting conditions, including continued employment. The QLT Board of Directors did not grant any RSUs to employees during 2013.

        Except as described below, all currently outstanding options granted to QLT's named executive officers are exercisable for a term of ten years and vest in 36 equal monthly installments. In QLT's view, monthly vesting over three years facilitates retention while also providing a program that is consistent with market practices to attract and retain talent. In addition, in the event of a change of control, the QLT Board of Directors may, in its discretion, accelerate the vesting of all or a portion of any unvested options. These terms provide executives with certain financial security that enhances the ability to attract and retain key employees.

        With the exception of new hires, the QLT Board of Directors typically grants stock options to its executive officers annually, following each annual general meeting of shareholders. For 2013, as a result of the $200 million special cash distribution to QLT's shareholders in June 2013 and the approximate 50% decrease in QLT's stock price that was anticipated to occur as a result, the annual grant of equity awards was authorized by the QLT Board of Directors, upon the recommendation of the Compensation Committee, in June, 2013, to be granted effective after the close of the market on the 12th trading day after the completion of the special cash distribution.

        For 2013, the QLT Board of Directors, upon the recommendation of the Compensation Committee and following consultation with Radford, approved stock option grants to most of QLT's employees at re-engagement level grants, in order to enhance motivation and retention in light of the reduced size and streamlined nature of QLT's operations following the strategic restructuring that occurred in 2012 and 2013. Mr. Jagpal was granted an option to purchase 100,000 common shares, which grant reflects two times the size of grant made at the 50th percentile of a comparator group after taking into account the reduction in the market capitalization resulting from the special cash distribution made to shareholders in June 2013.

        On November 22, 2013, in light of the fact that the QLT Board of Directors did not approve an annual equity award to Dr. Lussow in July 2013 and in connection with the initiation of QLT's strategic alternatives process, the Compensation Committee recommended, and the QLT Board of Directors approved, the award to Dr. Lussow of an option to purchase 100,000 common shares. Unlike the other options to QLT's executive officers, Dr. Lussow's option vested in six monthly instalments beginning on the first monthly anniversary of the date of grant and will expire on the earlier of ten years from the grant date or 90 days after termination of service.

  Chairman of Executive Transition Committee (Principal Executive Officer)

        Mr. Aryeh served as the Chairman of the Executive Transition Committee from August 2, 2012 to February 16, 2013. Mr. Meckler has served as the Chairman of the Executive Transition Committee since February 16, 2013. No goals were set for Messrs. Aryeh or Meckler and neither director was awarded a bonus in connection with his role as Chairman of the Executive Transition Committee. It is the QLT Board of Directors' view that each of Mr. Aryeh and Mr. Meckler has been since his initial appointment to the QLT Board of Directors on June 4, 2012 and continues to be as of the date of this Proxy Statement an "independent" member of the QLT Board of Directors and does not consider Mr. Aryeh or Mr. Meckler to be an executive officer of QLT. However, the designation for compensation reporting purposes of each of Mr. Aryeh and Mr. Meckler as "Principal Executive Officer" of QLT during the period in 2013 in which he served as Chairman of the Executive Transition Committee may create the appearance that Mr. Aryeh or Mr. Meckler performed as executive officers on behalf of QLT during such time. The inclusion of Mr. Aryeh and Mr. Meckler as named executive officers is not intended to imply that they were at any time an executive officer of QLT, and should not be construed as such. See information in this Proxy Statement under the heading "Corporate Governance of QLT—Independence of Directors".

  Minimum Share Ownership Guidelines for Executive Officers

        To further align the executives' financial interests with those of QLT's shareholders, the QLT Board of Directors, on the recommendation of the Compensation Committee, has approved share ownership guidelines for executive officers, encouraging share ownership as follows within five years after the latest of: (i) September, 2009 (the date of the implementation of the share ownership guidelines by the previous Board); (ii) the date the executive officer is hired; and (iii) the date the executive officer assumes a new position as an executive officer:

  •
  Chief Executive Officer: an amount equal to 1.5 times the CEO's annual base salary; and

  •
  Other named executive officers: an amount equal to 0.5 times the named executive officer's annual base salary.

        The value of QLT in-the-money vested stock options held by the executives is counted towards fulfilling the share ownership guidelines. The value of the shares owned for the purposes of fulfilling the share ownership guidelines is determined as the greater of the acquisition cost or the market value at the time of the determination. Compliance with the share ownership guidelines is evaluated on an annual basis by the Corporate Governance and Nominating Committee. These guidelines have not been applied to Messrs. Aryeh and Meckler as Chairman of the Executive Transition Committee. Given Mr. Jagpal's appointment as an executive officer in 2013, he is not yet required to meet the guidelines but is progressing toward meeting them.

  Health and Life Benefits

        QLT's named executive officers receive medical, dental, life insurance and other benefits generally made available to all of its employees.

  Registered Retirement Savings Plan (RRSP) Matching Program

        QLT's named executive officers resident in Canada is eligible, along with all other QLT employees resident in Canada, to participate in QLT's registered retirement savings plan ("RRSP") matching program. Under this program, QLT matches the amount contributed by the named executive officer into his or her RRSP annually (or into QLT's group RRSP Plan) up to 50% of the annual maximum amount allowable by the Canada Revenue Agency, less any applicable tax withholdings.

  Tax and Accounting Consideration

        The QLT Board of Directors and the Compensation Committee generally consider the financial accounting and tax implications of their named executive officer compensation decisions. While generally QLT is not subject to tax in the United States, when applicable, the Compensation Committee and the QLT Board of Directors will consider the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to QLT's named executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for the CEO and each of the other named executive officers (other than the Chief Financial Officer), unless compensation is performance-based. The Compensation Committee, where it determines that Section 162(m) is applicable and it is reasonably practicable, will seek to qualify the variable compensation paid to QLT's named executive officers for an exemption from the deductibility limitations of Section 162(m).

Compensation of Executive Officers

2013 SUMMARY COMPENSATION TABLE

        The following table summarizes total compensation for the 2013, 2012, and 2011 fiscal years earned by QLT's named executive officers. As discussed below under "Corporate Governance of QLT—Independence of Directors", Mr. Aryeh, as Chairman of the Executive Transition Committee from June 4, 2012 through February 16, 2013 and Mr. Meckler, as Chairman of the Executive Transition Committee from February 16, 2013, are included in this table because the Executive Transition Committee served the function of QLT's CEO during such time. Because of this and solely for the reason of providing QLT's shareholders with comprehensive disclosure in accordance with principles of transparency and good corporate governance, QLT has included Messrs. Aryeh and Meckler as named executive officers in the following tables. Neither Mr. Aryeh nor Mr. Meckler was employed by QLT nor compensated by QLT other than as a director.

Name	Principal Position	Year	Salary(4)	Stock Awards(5)		Option Awards(9)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Jason M. Aryeh	Former Chairman—	2013	$—	$149,864	(6)	$52,913	$—	$311,500	(10)	$514,277
	Executive Transition	2012	$—	$169,265	(7)	$—	$—	$206,434	(10)	$375,699
	Committee (Principal Executive Officer)(1)
Jeffery A. Meckler	Current Chairman—	2013	$—	$74,932	(8)	$583,495	$—	$364,100	(10)	$1,022,527
	Executive Transition Committee (Principal Executive Officer)(2)
Sukhi Jagpal	Chief Financial Officer	2013	$233,844	$—		$211,650	$90,049	$18,919	(11)	$554,462
	(Principal Financial and	2012	$182,922	$—		$25,108	$66,205	$31,867	(12)	$306,102
	Accounting Officer)(3)
Alexander Lussow	Senior VP, Business	2013	$311,100	$—		$247,573	$160,508	$11,563	(13)	$730,744
	Development and	2012	$320,593	$—		$—	$180,334	$90,064	(14)	$590,991
	Commercial Operations	2011	$324,095	$—		$253,087	$129,436	$11,353		$717,971

*
Note: Where amounts shown were paid or priced in Canadian dollars, amounts for 2013 set out in the Summary Compensation Table represent the U.S. dollar equivalent to those amounts converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York US$1.00 = C$1.0300. Amounts for 2012 were converted using an average of 2012 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$0.9995. Amounts for 2011 were converted using an average of 2011 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$0.9887.

(1)
Mr. Aryeh was appointed Chairman of the QLT Board of Directors on June 4, 2012, Chairman of the Executive Transition Committee on August 2, 2012 and resigned from the Executive Transition Committee on February 16, 2013.

(2)
Mr. Meckler was appointed Chairman of the Executive Transition Committee on February 16, 2013.

(3)
Mr. Jagpal was appointed Interim Chief Financial Officer on July 20, 2012 and Chief Financial Officer on February 27, 2013.

(4)
Annual salaries were paid in Canadian dollars but are stated here in U.S. dollars for reporting purposes only. The declines in Dr. Lussow's annual base salary for the years 2013 and 2012 are due to the change in the Canadian to U.S. dollar exchange rates during each year. Following Mr. Jagpal's appointment to Chief Financial Officer on February 27, 2013, the QLT Board of Directors increased his annual base salary from C$192,500 (US $186,893) to C$250,000 (US $242,718).

(5)
Stock awards consist of DSUs and RSUs. Details of the DSUs and RSUs are set out above under the heading "—2013 Independent Director Compensation Program—Equity Based Compensation". DSUs vest in 36 successive and equal monthly installments beginning on the first day of the first month after the grant date. A vested DSU can be settled only by conversion to cash and is automatically converted after a director ceases to be a member of the QLT Board of Directors unless the director is removed for just cause. RSUs vest in three successive and equal annual installments on the date of each of the first three annual general meetings of QLT held after the date of grant. Upon vesting, each RSU represents the right to receive one common share of QLT. In accordance with ASC Topic 718, RSUs and DSUs are reflected at fair value. The fair value of RSUs is measured based on the closing price of QLT's shares on the TSX on the date of grant. In accordance with the DDSU

  Plan, the fair value of DSUs is measured based on the closing price of QLT's shares on the TSX on the trading day immediately preceding the date of grant. For a discussion of the assumptions used in the valuation of the stock awards granted in each respective year, refer to QLT's Form 10-K under Note 8 to the Consolidated Financial Statements for 2013.

(6)
On July 15, 2013, Mr. Aryeh was granted 22,000 DSUs and 12,000 RSUs for his service Chairman of the QLT Board of Directors. The estimated fair value of each DSU and RSU as at the grant date C$4.54 (US$ 4.41), which represents the closing price of QLT's shares on the TSX on July 14, 2013 and July 15, 2013, respectively (see note 5 above for the applicable fair value measurements).

(7)
On July 10, 2012, Mr. Aryeh was granted 22,000 DSUs for his service as Chairman of the QLT Board of Directors. The estimated fair value of each DSU as at the grant date C$7.69 (US$ 7.69), which represents the closing price of QLT's shares on the TSX on July 9, 2012.

(8)
On July 15, 2013, Mr. Meckler was granted 11,000 DSUs and 6,000 RSUs for his service as a member of the QLT Board of Directors. The estimated fair value of each DSU and RSU as at the grant date was C$4.54 (US$ 4.41), which represents the closing price of QLT's shares on the TSX on July 14, 2013 and July 15, 2013, respectively (see note 5 above for the applicable fair value measurements).

(9)
Represents the grant date fair value of options granted, calculated using the Black-Scholes option pricing model, in accordance with ASC Topic 718 for share-based payment transactions and excludes the impact of estimated forfeitures related to service based vesting conditions. For a discussion of the assumptions used in the valuation of the options granted in each respective year, refer to QLT's Form 10-K under Note 8 to the Consolidated Financial Statements for 2013.

(10)
Represents director fees earned or paid in cash in 2013. For a breakdown of these director fees, see the "Management and Other Information of New Auxilium—Director Compensation of Auxilium Directors" section above.

(11)
Amount reported consists of (i) contribution matching under QLT's RRSP matching program of $11,563 and (ii) a payment of $7,356 for accrued vacation.

(12)
Amount reported consists of (i) contribution matching under QLT's RRSP matching program of $11,491 and (ii) the value of the acceleration of vesting of all of Mr. Jagpal's stock options due to the change in control resulting from the election of the QLT Board of Directors at the 2012 annual general meeting, which was $20,377.

(13)
Amount reported consists of (i) contribution matching under QLT's RRSP matching program of $11,563.

(14)
Amount reported consists of (i) contribution matching under QLT's RRSP matching program of $11,491 and (ii) the value of the acceleration of vesting of all of Dr. Lussow's stock options due to the change in control resulting from the election of the QLT Board of Directors at the 2012 annual general meeting, which was $78,573.

Grants of Plan-Based Awards for the Fiscal Year Ended December 31, 2013

        The following table provides certain information concerning each grant of an award made to a named executive officer in 2013.

		Estimated Future Payouts Under Non-Equity Incentives Plan Awards				All Other Option Awards: Number of Securities Underlying Options
					All Other Stock Awards: Number of Shares of Stock or Units(4)			Grant Date Fair Value of Stock and Option Awards(4)(6)
							Exercise or Base Price of Option Awards ($/Sh)(5)
Name	Grant Date	Target(1)	Maximum(1)
Jason M. Aryeh	July 15, 2013	—	—		34,000	25,000	$4.41	$202,777
Jeffery A. Meckler	July 15, 2013	—	—		17,000	12,500	$4.41	$101,388
	November 22, 2013	—	—		—	225,000	$5.22	$557,039
Sukhi Jagpal	—	$78,730	$157,461	(2)	—	—	$—	$—
	July 15, 2013	—	—		—	100,000	$4.41	$211,650
Alexander Lussow	—	$155,550	$311,100	(3)	—	—	$—	$—
	November 22, 2013	—	—		—	100,000	$5.22	$247,573

(1)
Amounts represent the Target and Maximum for QLT's cash incentive compensation program for 2013. See the section entitled "—Compensation Discussion and Analysis—Evaluating Goal Achievement" above for a discussion of non-equity incentive plan payouts. There is no threshold minimum amount that could be paid as a bonus under QLT's cash incentive compensation program for 2013.

(2)
The amount actually paid under QLT's cash incentive compensation program to Mr. Jagpal for 2013 was $90,049.

(3)
The amount actually paid under QLT's cash incentive compensation program to Dr. Lussow for 2013 was $160,508.

(4)
Stock awards consist of DSUs and RSUs. DSUs and RSUs were fair valued at C$4.54 (US$ 4.41) per unit on the July 15, 2013 grant date and have been converted to U.S. dollars for disclosure purposes using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300. On July 15, 2013, Mr. Aryeh was granted 22,000 DSUs and 12,000 RSUs and Mr. Meckler was granted 11,000 DSUs and 6,000 RSUs.

(5)
Stock options granted on July 15, 2013 were priced at C$4.54 (US$ 4.41). These stock options vest and become exercisable in 36 successive and equal monthly installments from the grant date and have an expiration term of 10 years from the grant date. Stock options granted on November 22, 2013 were priced at C$5.38 (US$ 5.22). These stock options vest and become exercisable in 6 successive and equal monthly installments from the grant date and have an expiration term of 10 years from the grant date. The above noted Canadian dollar exercise prices have been converted to U.S. dollars for disclosure purposes using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$ 1.0300.

(6)
The grant date fair value of options granted was calculated using the Black-Scholes option pricing model in accordance with ASC Topic 718 for share-based payment transactions and excludes the impact of estimated forfeitures related to service based vesting conditions. For a discussion of the assumptions made in the valuations reflected in this column, see QLT's Annual Report on Form 10-K under Note 8 to the Consolidated Financial Statements for 2013.

Outstanding Equity Awards at 2013 Fiscal Year-End Table

        The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer outstanding as of December 31, 2013.

	OPTION AWARDS				STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)(2)	Option expiration date(1)	Number of shares or units of stock that have not vested (#)(3)	Market value of shares of units of stock that have not vested ($)(4)
Jason M. Aryeh	3,472	21,528	$4.41	July 14, 2023	42,556	$247,070
Jeffery A. Meckler	1,736	10,764	$4.41	July 14, 2023	21,278	$123,535
	37,500	187,500	$5.22	November 21, 2023	—	—
Sukhi Jagpal	13,889	86,111	$4.41	July 14, 2023	—	—
Alexander Lussow	16,667	83,333	$5.22	November 21, 2023	—	—

(1)
Stock options expiring on July 14, 2023 were granted on July 15, 2013 and vest and become exercisable in 36 successive and equal monthly installments from the grant date. Stock options expiring on November 21, 2023 were granted on November 22, 2013 and vest and become exercisable in six successive and equal monthly installments from the grant date.

(2)
All stock options were granted with an exercise price denominated in Canadian dollars. Exercise prices have been converted to U.S. dollars for disclosure purposes using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(3)
Represents the number of DSUs and RSUs that have not vested as at December 31, 2013. Details of the DSUs and RSUs are described under the "Management and Other Information of New Auxilium—Director Compensation of Auxilium Directors" section below. The DSUs vest in 36 successive and equal monthly installments beginning on the first day of the first month after the grant date. On July 15, 2013, Mr. Aryeh was granted 22,000 DSUs and Mr. Meckler was granted 11,000 DSUs. The RSUs vest in 3 successive and equal annual installments on the date of each of the first three annual general meetings of QLT held after the date of grant. Upon vesting, each RSU represents the right to receive one common share of QLT. On July 15, 2013, Mr. Aryeh was granted 12,000 RSUs and Mr. Meckler was granted 6,000 RSUs.

(4)
Amounts reflect the market value of unvested DSUs and RSUs calculated by multiplying the number of such unvested DSUs and RSUs by the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

Option Exercises and Stock Vested Table

        The following table provides information with respect to vested stock awards and option exercises during 2013 by QLT's named executive officers.

	OPTIONS AWARDS		STOCK AWARDS(2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)(5)
Jason M. Aryeh	—	—	10,387	(3)	$60,708
Jeffery A. Meckler	—	—	5,197	(4)	$30,380
Sukhi Jagpal	10,000	$8,155	—		—
Alexander Lussow	90,000	$65,010	—		—

(1)
The value realized upon exercise is determined by multiplying (i) the closing price on the date of exercise, less the option exercise price, by (ii) the number of options exercised. All stock options were granted with an exercise price denominated in Canadian dollars. Exercise prices and sale prices have been converted to U.S. dollars for disclosure purposes using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(2)
Stock awards consist of DSUs and RSUs. Details of the DSUs and RSUs are set out below under the "Management and Other Information of New Auxilium—Director Compensation of Auxilium Directors" section. The DSUs vest in 36 successive and equal monthly installments beginning on the first day of the first month after the grant date. The RSUs vest in three successive and equal annual installments on the date of each of the first three annual general meetings of QLT held after the date of grant.

(3)
In July 2013, Mr. Aryeh was granted 22,000 DSUs for his service as Chairman of the QLT Board of Directors. During 2013, 3,055 of these DSUs vested. In July 2012, Mr. Aryeh was granted 22,000 DSUs for his service as Chairman of the QLT Board of Directors, of which 7,332 vested during 2013. In July 2013, Mr. Aryeh was also granted 12,000 RSUs. None of these RSUs were vested as at December 31, 2013.

(4)
In July 2013, Mr. Meckler was granted 11,000 DSUs for his service as a member of the QLT Board of Directors. During 2013, 1,525 of these DSUs vested. In July 2012, Mr. Meckler was granted 11,000 DSUs for his service as a member of the QLT Board of Directors, of which 3,672 vested during 2013. In July 2013, Mr. Meckler was also granted 6,000 RSUs. None of these RSUs were vested as at December 31, 2013.

(5)
The value realized upon vesting is determined by multiplying the closing price of QLT's common shares at each month's vesting date, by the number of shares vested.

Pension Benefits and Non-Qualified Deferred Compensation

        QLT does not have any pension plans or non-qualified deferred compensation plans for its named executive officers.

Post-Employment Compensation and Change in Control Arrangements

        QLT has entered into the agreements summarized below with its named executive officers.

        Letter Agreement with Alexander R. Lussow, Ph.D.    Effective December 18, 2013, QLT entered into a letter agreement with Dr. Lussow, in which QLT, among other things, agreed to terminate Dr. Lussow on either March 31, 2014, April 30, 2014 or May 31, 2014, at QLT's discretion and confirmed that, upon such termination, Dr. Lussow would be entitled to severance benefits under his change of control agreement dated June 30, 2006 between QLT and Dr. Lussow (the "2006 Change of Control

Agreement") as a result of the change of control that occurred at QLT's 2012 annual general meeting of shareholders. Dr. Lussow agreed not to resign prior to such termination date and to perform his duties up to his termination in a manner consistent with his then current performance. Dr. Lussow was terminated pursuant to the letter agreement effective May 31, 2014, and received the severance benefits below. He will not collect any additional compensation as a result of the merger.

Compensation:
18 Months' Base Salary(1)	$466,650
Cash Bonus
2013 Performance Period(2)	—
2014 Performance Period(3)	64,813
18 Months' Bonus Entitlement(4)	233,325
Benefits and Perquisites:
18 Months' RRSP Contributions(5)	14,810
Benefits Compensation(6)	44,073
Outplacement Counselling	4,854
Moving Expenses(7)	48,544

Total	$877,069

Note: The table above reflects the U.S. dollar equivalent of amounts that were paid in Canadian dollars. These amounts were converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York US$1.00 = C$1.0300.

(1)
Upon termination, Dr. Lussow became entitled to a lump-sum severance payment of C$480,650 (US $466,650), which is equivalent to 18 months of base salary.

(2)
On March 14, 2014, Dr. Lussow received a lump-sum payment of C$165,323 (US $160,508) pertaining to his 2013 bonus amount payable under QLT's cash incentive compensation plan. Nil was therefore owed with respect to the 2013 bonus amount at his termination date.

(3)
Upon termination, Dr. Lussow received a lump-sum payment of C$66,757 (US $64,813) pertaining to his 2014 bonus amount payable under QLT's cash incentive compensation plan for the 2014 performance period. The payment was calculated as if all corporate and individual goals were achieved but not exceeded (pro-rated for actual months worked by Dr. Lussow during the 2014 calendar year).

(4)
Upon termination, Dr. Lussow received a lump-sum payment of C$240,325 (US $233,325), which represents an 18 month bonus entitlement following his termination date (calculated at the maximum cash incentive compensation entitlement that would otherwise have been paid during the severance period as if all corporate and individual goals for that year have been achieved but not exceeded).

(5)
Upon termination, Dr. Lussow received RRSP matching contributions for the 18 month period following his termination date. As he participated in QLT's RRSP program, the payment reflected above does not include his contributions up to the termination date, which were already paid prior to his termination date.

(6)
In accordance with the terms of the 2006 Change of Control Agreement, Dr. Lussow was entitled to continued benefit plan coverage with the exception of short-term disability, long-term disability and out of country travel coverage for a period of 30 days and, at his election, until a date not to exceed the 18 month severance period, to either continued benefit coverage or to compensation of 10% of base salary or any combination of the two. Upon termination, Dr. Lussow elected to receive the payment equivalent to 10% of his base salary following the initial 30 day period. He received a lump-sum payment of CAD $45,395 (US $44,073) in respect of this amount.

(7)
Upon termination, Dr. Lussow received a lump-sum payment of C$50,000 (US $48,544) for moving expenses.

        Employment Agreement with Sukhi Jagpal.    On November 5, 2012, Mr. Jagpal entered into an amended and restated employment agreement with QLT, which was further amended on February 27, 2013. Under the terms of the employment agreement, as amended, Mr. Jagpal is entitled, while he is employed by QLT, to base salary, cash incentive compensation under QLT's cash incentive compensation plan, participation in QLT's 2000 Plan, and other health-related benefits and registered retirement savings plan employer matching contributions. In the event that QLT terminates the employment of Mr. Jagpal without cause or Mr. Jagpal terminates his employment upon at least 60 days' prior written notice, the employment agreement provides that he is entitled to (a) 12 months' base salary in a lump sum payment at the time of termination, (b) payment of salary and bonus earned to the date of termination as if all individual goals for that year have been achieved but not exceeded and all corporate goals, if any, will be calculated using the average percentage of the 3 years immediately preceding the year in which Mr. Jagpal's employment is terminated, (c) provided that such continuation is approved by QLT's insurance provider, continuation of health benefits with the exception of short-term disability, long-term disability and out of country travel coverage for up to 12 months, or such earlier time as Mr. Jagpal commences an employment or consulting relationship with a third party, and (d) an amount equal to the RRSP matching payments Mr. Jagpal would otherwise have been eligible to receive until his termination date and from his termination date to the last day of his 12 month severance period. Following termination of employment, Mr. Jagpal will be bound by the terms of a non-competition and non-solicitation agreement, which prohibits him from participating in a competitive business or soliciting QLT's customers or employees for a period of two years following the termination of his employment. On July 17, 2014, QLT entered into a letter agreement with Mr. Jagpal providing for a retention bonus of $100,000, payable to Mr. Jagpal on the later of 90 days following completion of the merger or February 28, 2015, provided that (i) if the merger agreement is terminated by either Auxilium or QLT, the retention bonus will be payable to Mr. Jagpal on the later of 30 days from the termination date or February 28, 2015, and (ii) if Mr. Jagpal's employment is terminated without cause, the retention bonus will be payable to Mr. Jagpal within 30 days from his termination of employment.

  Deferred Share Units and Restricted Stock Units.

        As noted above, under QLT DDSU Plan, directors may receive a portion of their equity-based compensation in the form of a DSU, which has a value equal to the price of QLT's common shares on the TSX. A DSU is convertible only into cash (no shares are issued). Upon a change in control of QLT, all outstanding unvested DSUs automatically vest. However, notwithstanding a change in control, DSUs can only be converted to cash after the director ceases to be a member of the QLT Board of Directors.

        RSUs may be subject to vesting conditions, including continued employment or service as a director. Upon a change in control of QLT, all unvested RSUs automatically vest. Upon vesting, each RSU represents the right to receive one common share of QLT.

        Stock Options.    Stock options that have been awarded to a named executive officer are to be dealt with pursuant to the terms of the stock option agreements entered into between QLT and its named executive officers, which provide:

  •
  In the event of retirement, unless otherwise determined by the Compensation Committee, (1) if the executive officer has worked with QLT for at least 20 years, or (2) is at least 60 years of age and has worked continuously on behalf of QLT for at least five years, then all of his previously unvested stock options will vest, and all stock options will remain exercisable until the expiration date of the stock options. In the event of retirement where neither (1) or (2) above is applicable, and the retiree has received the consent of the Compensation Committee, then the retiree's stock options will immediately vest and will terminate upon the earlier of (a) 90 days following the retirement date, or (b) the expiration date of the stock option.

  •
  In the event of death or termination due to disability, all previously unvested stock options of the named executive officer will vest, and all stock options will remain exercisable until the earlier of (a) twelve months following the date of death or termination due to disability of the named executive officer, or (b) the expiration date of the stock option.

  •
  In the event of a termination of the named executive officer's employment other than for cause, all vested stock options will remain exercisable until the earlier of (a) 90 days following his termination of employment, or (b) the expiration date of the stock option.

        With the exception of the stock options granted to Mr. Meckler on November 22, 2013 which provide for automatic acceleration upon a change of control, any accelerated vesting of stock options granted to named executive officers following a change of control will be at the QLT Board of Directors' discretion. On June 25, 2014, the Board of Directors determined to accelerate the vesting of all outstanding stock options held by directors, named executive officers and employees effective upon closing of the merger.

        Potential Payments upon Termination or Change in Control. The amount of compensation payable to QLT's named executive officers in the event of a termination of employment or a change in control is set forth in the tables below. The amounts in the tables below were calculated assuming the termination of the named executive officer's employment occurred as of December 31, 2013.

Jason M. Aryeh

Benefits and Payments upon Termination	Resignation	Retirement	Termination for Cause	Termination other than for Cause	Termination due to Inability to Act		Death		Termination upon a Change in Control of QLT
Compensation:
Base Salary	$—	$—	$—	$—	$—		$—		$—
Cash Bonus
2013 Performance Period	$—	$—	$—	$—	$—		$—		$—
Subsequent Performance Periods	$—	$—	$—	$—	$—		$—		$—
Option Awards
Vested(1)	$4,854	$4,854	$4,854	$4,854	$4,854		$4,854		$4,854
Unvested and Accelerated	$—	$—	$—	$—	$30,097	(2)	$30,097	(2)	$—	(3)
Stock Awards(4)
Vested(5)	$78,056	$78,056	$78,056	$78,056	$78,056		$78,056		$78,056
Unvested and Accelerated(6)	$—	$—	$—	$—	$247,070		$247,070		$247,070
Benefits and Perquisites:
RRSP Contributions	$—	$—	$—	$—	$—		$—		$—
Benefits Compensation	$—	$—	$—	$—	$—		$—		$—
Out Placement Counseling	$—	$—	$—	$—	$—		$—		$—
Moving Expenses	$—	$—	$—	$—	$—		$—		$—

Total	$82,910	$82,910	$82,910	$82,910	$360,077		$360,077		$329,980

*
Note: Where amounts were agreed upon under the applicable agreements in Canadian dollars, the amounts for 2013 set out above represent the U.S. dollar equivalent to those amounts converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(1)
On July 15, 2013, Mr. Aryeh was granted 25,000 stock options for his service as the Chairman of the Board. These stock options vest and become exercisable in 36 successive and equal monthly installments from the grant date and expire 10 years from the grant date. As at December 31, 2013, 3,472 of these stock options were vested and exercisable. The value of the vested stock options was determined by multiplying the number of vested stock options by the difference between the exercise price and the C$5.98 (US$ 5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(2)
In the event of death and termination due to the inability to act, all unvested stock options are subject to immediate accelerated vesting. The $30,097 value of such accelerated vested stock options was determined by multiplying the 21,528 of unvested stock options as at December 31, 2013 by the difference between the exercise price and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(3)
In the event of termination upon a change of control, the vesting provisions applicable to unvested options may be accelerated at the Board's discretion. Consequently, the $30,097 value of Mr. Aryeh's unvested options has not been reflected under the Termination upon a Change in Control of QLT column above. The $30,097 value of such stock options was determined by multiplying the 21,528 of unvested stock options as at December 31, 2013 by the difference between the exercise price and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(4)
Stock awards consist of DSUs and RSUs. Details of the DSUs and RSUs are set out above under the heading
"—2013 Independent Director Compensation Program—Equity Based Compensation". The DSUs vest in 36 successive and equal monthly installments beginning on the first day of the first month after the grant date. The RSUs vest in three successive and equal annual installments on the date of each of the first three annual general meetings of QLT held after the date of grant. In July 2013, Mr. Aryeh was granted 22,000 DSUs and 12,000 RSUs for his service as Chairman of the Board. In July 2012, Mr. Aryeh was granted 22,000 DSUs for his service as Chairman of the Board. As of December 31, 2013, 13,444 DSUs were vested, 30,556 DSUs were unvested, no RSUs were vested and 12,000 RSUs were unvested.

(5)
As at December 31, 2013, the value of Mr. Aryeh's vested stock awards were determined by multiplying the number of vested DSUs and RSUs by the closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013, which was C$5.98 (US$5.81).

(6)
In the event of a change in control, Mr. Aryeh's unvested stock awards are subject to immediate accelerated vesting. The value of such accelerated vested awards was determined by multiplying the number of unvested DSUs and RSUs by the C$5.98 (US$ 5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

Jeffery A. Meckler

Benefits and Payments upon Termination	Resignation	Retirement	Termination for Cause	Termination other than for Cause	Termination due to Inability to Act		Death		Termination upon a Change in Control of QLT
Compensation:
Base Salary	$—	$—	$—	$—	$—		$—		$—
Cash Bonus
2013 Performance Period	$—	$—	$—	$—	$—		$—		$—
Subsequent Performance Periods	$—	$—	$—	$—	$—		$—		$—
Option Awards
Vested(1)	$24,272	$24,272	$24,272	$24,272	$24,272		$24,272		$24,272
Unvested and Accelerated	$—	$—	$—	$—	$124,272	(2)	$124,272	(2)	$109,223	(3)
Stock Awards(4)
Vested(5)	$39,028	$39,028	$39,028	$39,028	$39,028		$39,028		$39,028
Unvested and Accelerated(6)	$—	$—	$—	$—	$123,535		$123,535		$123,535
Benefits and Perquisites:
RRSP Contributions	$—	$—	$—	$—	$—		$—		$—
Benefits Compensation	$—	$—	$—	$—	$—		$—		$—
Out Placement Counseling	$—	$—	$—	$—	$—		$—		$—
Moving Expenses	$—	$—	$—	$—	$—		$—		$—

Total	$63,300	$63,300	$63,300	$63,300	$311,107		$311,107		$296,058

*
Note: Where amounts were agreed upon under the applicable agreements in Canadian dollars, the amounts for 2013 set out above represent the U.S. dollar equivalent to those amounts converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(1)
On July 15, 2013, Mr. Meckler was granted 12,500 stock options for his service as a member of the Board. These stock options vest and become exercisable in 36 successive and equal monthly installments from the grant date and expire 10 years from the grant date. On November 22, 2013, Mr. Meckler was granted 225,000 stock options for his service as Chairman of the Executive Transition Committee. These stock options vest and become exercisable in

  6 successive and equal monthly installments from the grant date and expire 10 years from the grant date. As at December 31, 2013, 39,236 of Mr. Meckler's stock options were vested and exercisable. The value of the vested stock options was determined by multiplying the number of vested stock options by the difference between the applicable exercise prices and the C$5.98 (US$ 5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(2)
In the event of death and termination due to the inability to act, all unvested stock options are subject to immediate accelerated vesting. The $124,272 value of such accelerated vested stock options was determined by multiplying the 198,264 unvested stock options as at December 31, 2013 by the difference between the applicable exercise prices and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(3)
In the event of a change of control, the unvested portion of the 225,000 options granted to Mr. Meckler on November 22, 2013 is subject to immediate accelerated vesting. As at December 31, 2013, the estimated value of these 187,500 unvested options is $109,223 determined by multiplying the number of unvested stock options by QLT's difference between the exercise price (CAD $5.38 (US $5.22)) and the C$5.98 (US $5.81) closing price of our shares on the TSX on December 31, 2013, the last trading day in 2013. The vesting provisions applicable to the unvested portion of the options granted to Mr. Meckler on July 15, 2013 are subject to accelerated vesting in the Board's discretion. Consequently, the $15,049 value of these 10,764 unvested options is not included in this figure.

(4)
Stock awards consist of DSUs and RSUs. Details of the DSUs and RSUs are set out above under the heading
"—2013 Independent Director Compensation Program—Equity Based Compensation". The DSUs vest in 36 successive and equal monthly installments beginning on the first day of the first month after the grant date. The RSUs vest in three successive and equal annual installments on the date of each of the first three annual general meetings of QLT held after the date of grant. In July 2013, Mr. Meckler was granted 11,000 DSUs and 6,000 RSUs for his services as member of the Board. In July 2012, Mr. Meckler was granted 11,000 DSUs for his services as a member of the Board. As of December 31, 2013, 6,722 DSUs were vested, 15,278 DSUs were unvested, no RSUs were vested and 6,000 RSUs were unvested.

(5)
As at December 31, 2013, the value of Mr. Meckler's vested stock awards were determined by multiplying the number of vested DSUs and RSUs by the closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013, which was C$5.98 (US$5.81).

(6)
In the event of a change in control, Mr. Meckler's unvested stock awards are subject to immediate accelerated vesting. The value of such accelerated vested awards was determined by multiplying the number of unvested DSUs and RSUs by the closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013, which was C$5.98 (US$5.81).

Alexander Lussow

Benefits and Payments upon Termination	Resignation	Retirement	Termination for Cause	Termination other than for Cause(1)		Termination due to Inability to Act		Death		Termination upon a Change in Control of QLT
Compensation:
Base Salary	$—	$—	$—	$466,650	(2)	$492,575	(3)	$—		$466,650	(2)
Cash Bonus
2013 Performance Period(4)	$—	$—	$—	$155,550		$155,550		$155,550		$155,550
2014 Performance Period(5)	$—	$—	$—	$233,325		$—		$—		$233,325
18 Months' Bonus Entitlement(6)	$—	$—	$—	$—		$—		$—		$—
Stock Options
Vested(7)	$9,709	$9,709	$9,709	$9,709		$9,709		$9,709		$9,709
Unvested and Accelerated(8)	$—	$—	$—	$—		$48,543		$48,543		$—	(9)
Benefits and Perquisites:
RRSP Contributions	$—	$—	$—	$23,883	(10)	$—	(11)	$—	(11)	$23,883	(10)
Benefits Compensation	$—	$—	$—	$46,665	(12)	$31,110	(13)	$31,110	(14)	$46,665	(12)
Out Placement Counseling	$—	$—	$—	$4,854		$4,854	(15)	$—		$4,854
Moving Expenses	$—	$—	$—	$48,544		$—		$—		$48,544

Total	$9,709	$9,709	$9,709	$989,180		$742,341		$244,912		$989,180

*
Note: Where amounts were agreed upon under the applicable agreements in Canadian dollars, the amounts for 2013 set out above represent the U.S. dollar equivalent to those amounts converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(1)
In connection with the change of control that occurred at QLT's 2012 annual general meeting, Dr. Lussow became entitled to certain severance benefits. Effective December 18, 2013, QLT entered into a letter agreement with Dr. Lussow in which QLT agreed to, among other things, terminate Dr. Lussow on either March 31, 2014, April 30, 2014 or May 31, 2014 at QLT's discretion. Assuming Dr. Lussow was terminated without cause on December 31, 2013 for the purposes of this analysis, his severance benefits would have been the same as the severance payable in connection with a change in control. Dr. Lussow was terminated effective May 31, 2014 pursuant to the letter agreement entered into between Dr. Lussow and QLT effective December 18, 2013. He received the severance benefits discussed above under "—Letter Agreement with Alexander R. Lussow, Ph.D." and will not collect any additional compensation as a result of the merger

(2)
The 18 months of base salary compensation would have been payable to Dr. Lussow in one lump-sum payment.

(3)
The 19 months of base salary compensation would have been payable to Dr. Lussow in either bi-weekly or monthly instalments or as a lump-sum payment, at the option of QLT.

(4)
As this analysis assumes that the termination occurs on December 31, 2013, the amount shown represents the full year 2013 bonus as if all goals were achieved but not exceeded.

(5)
As this analysis assumes that the termination occurs on December 31, 2013, the cash bonus associated with 2014 is nil.

(6)
In accordance with the terms of his 2006 Change of Control Agreement, Dr. Lussow was entitled to an annual cash incentive compensation bonus payment for an 18 month severance period.

(7)
On November 22, 2013, Dr. Lussow was granted 100,000 stock options. These stock options vested and became exercisable in six successive and equal monthly installments from the grant date and expire 10 years from the grant date. As at December 31, 2013, 16,667 of these stock options were vested and exercisable. The value of the vested stock options was determined by multiplying the number of vested stock options by the difference between the exercise price and the C$5.98 (US$ 5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(8)
In the event of death and termination due to the inability to act, all unvested stock options are subject to immediate accelerated vesting. The $48,543 value of such accelerated vested stock options was determined by multiplying the

  83,333 of unvested stock options as at December 31, 2013 by the difference between the exercise price and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(9)
In the event of termination upon a change of control, the vesting provisions applicable to unvested options may be accelerated in the Board's discretion. As such, the $48,543 value of Dr. Lussow's 83,333 unvested options is not stated. The $48,543 estimated value of such accelerated vested stock options was determined by multiplying the 83,333 of unvested stock options as at December 31, 2013 by the difference between the exercise price and the CAD $5.98 (US$5.81) closing price of our shares on the TSX on December 31, 2013, the last trading day in 2013.

(10)
In the event of termination other than for cause and termination upon change in control, Dr. Lussow would have been entitled to 18 months of matching RRSP contributions.

(11)
In the event of death or termination due to the inability to act, the executive is entitled to any outstanding RRSP matching contributions owing at that date. However, given that Dr. Lussow participates in QLT's RRSP program, no payments were outstanding as at December 31, 2013. The outstanding RRSP matching contributions under these scenarios were therefore nil as at December 31, 2013.

(12)
With the exception of short-term disability, long-term disability, and out-of-country travel coverage, the executive would have been entitled to continued benefit plan coverage for 30 days and, at the election of the executive until a date not to exceed the severance period, to either continued benefit coverage or to compensation of 10% of base salary or any combination of the two.

(13)
With the exception of short-term disability, long-term disability, and out-of-country travel coverage, the executive was entitled to continued benefit plan coverage for 30 days and to compensation of 10% of base salary for the balance of the severance period.

(14)
The executive would have been entitled to 10% of his annual base salary.

(15)
The executive would only have become entitled to this amount if his employment was terminated if he became permanently disabled and was unable to perform his duties for a period exceeding six consecutive months or for a period of 180 days (not necessarily consecutive) during any period of 365 consecutive days, and thereafter he ceased to be disabled.

(16)
The amount reflected for moving expenses would have been paid out at the time of termination.

Sukhi Jagpal

Benefits and Payments upon Termination	Resignation		Retirement	Termination for Cause	Termination other than for Cause		Termination due to Inability to Act	Death	Termination upon a Change in Control of QLT(2)
Compensation:
Base Salary	$242,718	(3)	$—	$—	$242,718	(3)	$—	$—	$242,718
Cash Bonus
2013 Performance Period(4)	$69,247		$—	$—	$69,247		$—	$—	$69,247
Subsequent Performance Periods	$—		$—	$—	$—		$—	$—	$—
Stock Options
Vested(5)	$19,418		$19,418	$19,418	$19,418		$19,418	$19,418	$19,418
Unvested and Accelerated(6)	$—		$—	$—	$—		$120,388	$120,388		$(7)
Benefits and Perquisites:
RRSP Contributions	$11,782	(8)	$—	$—	$11,782	(8)	$—	$—	$11,782
Benefits Compensation	$7,532	(9)	$—	$—	$7,532	(9)	$—	$—	$7,532
Out Placement Counseling	$4,854		$—	$—	$4,854		$—	$—	$4,854
Moving Expenses	$—		$—	$—	$—		$—	$—	$—

Total	$355,551		$19,418	$19,418	$355,551		$139,806	$139,806	$355,551

*
Note: Where amounts were agreed upon under the applicable agreements in Canadian dollars, the amounts for 2013 set out above represent the U.S. dollar equivalent to those amounts converted using an average of 2013 noon buying rates published by the Federal Reserve Bank of New York: US$1.00 = C$1.0300.

(1)
Mr. Jagpal may terminate his employment upon giving 60 days' notice of his resignation and will receive his severance as if terminated without cause.

(2)
The executive does not have a change of control agreement with QLT. However, in the event that Mr. Jagpal was terminated following a change in control or he provided 60 days' notice of his resignation, the severance benefits specified under the Termination other than for Cause circumstance would apply.

(3)
The 12 months of base salary compensation is payable to Mr. Jagpal in one lump-sum payment.

(4)
As this analysis assumes that the termination occurs on December 31, 2013, the amount shown represents the full year 2013 bonus that would be payable under Mr. Jagpal's Employment Agreement as if all individual goals were achieved but not exceeded and all corporate goals were achieved at a percentage equal to the average of the three years preceding the year of termination.

(5)
On July 15, 2013, Mr. Jagpal was granted 100,000 stock options. These stock options vest and become exercisable in 36 successive and equal monthly installments from the grant date and expire 10 years from the grant date. As at December 31, 2013, 13,889 of these stock options were vested and exercisable. The value of the vested stock options was determined by multiplying the number of vested stock options by the difference between the exercise price and the C$5.98 (US$ 5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(6)
In the event of death and termination due to the inability to act, all unvested stock options are subject to immediate accelerated vesting. The $120,388 value of such accelerated vested stock options was determined by multiplying the 86,111 of unvested stock options as at December 31, 2013 by the difference between the exercise price and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(7)
In the event of a change of control, the vesting provisions applicable to unvested options may be accelerated in the Board's discretion. As such, the $120,388 value of Mr. Jagpal's 86,111 of unvested options is not stated. The $120,388 estimated value of such accelerated vested stock options was determined by multiplying the 86,111 unvested stock options as at December 31, 2013 by the difference between the exercise price and the C$5.98 (US$5.81) closing price of QLT's shares on the TSX on December 31, 2013, the last trading day in 2013.

(8)
The executive is entitled to 12 months of RRSP matching contributions.

(9)
With the exception of short-term disability, long-term disability, and out-of-country travel coverage, the executive is entitled to 12 months of benefits.

Review, Approval or Ratification of Transactions with Related Persons

        It is QLT's policy that each director and nominee for election as director delivers to QLT annually a questionnaire that includes, among other things, a request for information relating to any transactions in which both the director or nominee, or their family members, and QLT participates, and in which the director or nominee, or such family member, has a material interest. The QLT Board of Directors is requested to review all such transactions reported to it by a director or nominee in response to the questionnaire, or that are brought to its attention by management or otherwise. After the review, the disinterested directors approve, ratify or disapprove such transactions. Management also updates the QLT Board of Directors as to any material changes to proposed transactions as they occur. This policy is not in writing but is followed consistently by the QLT Board of Directors.

        During 2013, QLT was not a party to any transaction where the amount involved exceeded $120,000 and in which an executive officer, director, director nominee or 5% shareholder (or their immediate family members) had a material direct or indirect interest, and no such person was indebted to QLT.

Compensation Policies and Practices as They Relate to Risk Management

        In determining if QLT has any compensation policies and practices that could create risks that would be reasonably likely to have a material adverse effect on QLT, the Compensation Committee reviewed its compensation policies and practices, and the mix of compensation elements made available to the executive officers and employees, which generally includes a base salary component and a pay-at-risk component. The pay-at-risk component comprises: (i) variable performance-based compensation, consisting of short-term incentives such as annual cash bonuses based on individual and corporate performance compared to pre-set goals and objectives; and (ii) long-term incentives, consisting of annual grants of long-term stock options.

        As a result of its review, the Compensation Committee believes that QLT's compensation policies and practices are not reasonably likely to have a material adverse effect on QLT, and that the compensation policies and practices do not create any incentives for employees to take inappropriate risks for the following reasons, among others:

  •
  QLT's compensation is balanced among base salary, annual bonus opportunity and long-term equity;

  •
  QLT's annual cash bonus incentive compensation is directly linked to specific performance metrics identified by the Compensation Committee with input from management, such as achieving specific milestones related to the regulatory and clinical development progress for the synthetic retinoid program; completing specific transitional and restructuring activities; and evaluating and implementing shareholder value enhancing initiatives;

  •
  the Compensation Committee annually designs and assesses performance-based compensation, thereby allowing the Compensation Committee to assess risk management and consequences annually; and

  •
  QLT's annual equity incentive awards to employees to date have had a term of 10 years and typically vest over three years, encouraging its employees to focus on sustained growth and stockholder value.

CORPORATE GOVERNANCE OF QLT

Overview of the Corporate Governance Principles

        QLT believes that effective and transparent corporate governance is critical to its long-term success and its ability to create value for QLT shareholders. QLT reviews its corporate governance policies, monitor emerging developments in corporate governance and updates its policies and procedures when the QLT Board of Directors determines that it would benefit QLT and its shareholders to do so.

        QLT maintains a corporate governance page on its website that includes key information about its corporate governance, including the Code of Ethics and Code of Exemplary Conduct and the charters for the Audit and Risk, Corporate Governance and Nominating, Compensation, and Scientific Review Committees of the QLT Board of Directors, all of which can be found at www.qltinc.com by clicking on "Corporate Governance" under "Investors". The charter of the Audit and Risk Committee is also available on SEDAR at www.sedar.com. The documents noted above will also be provided, without charge, to any shareholder who requests them. Any changes to these documents, and any waivers granted by QLT with respect to its Code of Ethics, will be posted on QLT's website.

        QLT also monitors its corporate governance policies and practices to maintain compliance with the provisions of the Sarbanes-Oxley Act of 2002, rules of the SEC, National Instrument 58-101—Disclosure of Corporate Governance Guidelines, National Policy 58-201—Corporate Governance Guidelines, Multilateral Instrument 52-110—Audit Committees, the Marketplace Rules of NASDAQ, and the policies of the TSX (collectively, the "Governance Guidelines"). QLT's policies and practices meet or exceed the Governance Guidelines.

Disclosure Practices

        QLT has in place disclosure controls and procedures to ensure it meets its information disclosure obligations on a timely basis. These disclosure controls and procedures are evaluated on an ongoing basis, not less than quarterly, to ensure the controls and procedures allow QLT to accomplish this objective. To implement and review the disclosure controls and procedures, current management of QLT established a Disclosure Practices Committee. The disclosure controls and procedures include procedures for ensuring prompt and effective communication of any material or reportable event to the appropriate executives, and also for designating those individuals within QLT responsible for preparing, reviewing and approving the content of any disclosure.

Corporate Code of Ethics and Code of Exemplary Conduct

        QLT has adopted a Code of Ethics which is applicable to all directors, officers and employees of QLT, as well as a Code of Exemplary Conduct which applies to the Chairman and all executive officers and all senior financial managers, internal legal counsel and human resources managers of QLT. As further described in the charter of the Audit and Risk Committee (available on QLT's website at www.qltinc.com), the Audit and Risk Committee is responsible for monitoring compliance with the Code of Ethics and Code of Exemplary Conduct, and, together with the QLT Board of Directors, reviewing and, if determined appropriate, updating the Codes annually.

        QLT's Audit and Risk Committee and its management review and discuss with the QLT Board of Directors from time to time the effectiveness of its Code of Ethics and its Code of Exemplary Conduct and any areas or systems that may be further improved. QLT has not been required to, and has not, filed a material change report that pertains to any conduct of any of its directors or executive officers that constitutes a departure from these codes.

        QLT complies with the provisions of the Business Corporations Act (British Columbia) (the "BCA") that deal with conflict of interest situations. QLT, through directors' and officers'

questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

        The Code of Ethics and Code of Exemplary Conduct are available on QLT's website at www.qltinc.com. QLT will also post on its website any amendments to those codes or waivers of compliance by directors or executive officers. In 2013, there were no such amendments made or waivers granted.

Mandate of the QLT Board of Directors and the Chairman of the QLT Board of Directors

        The QLT Board of Directors is responsible for the supervision of the management of the business and affairs of QLT, the stewardship of QLT and the enhancement of shareholder value. The QLT Board of Directors has adopted a written Mandate, which is applicable to all directors, and which has formalized its position on corporate governance. The QLT Board of Directors has also developed a written position description for the Chairman of the QLT Board of Directors, which is detailed in the Mandate of the Chairman of the QLT Board of Directors and described below under the heading "Board Leadership Structure". The Mandate of the QLT Board of Directors and the Mandate of the Chairman of the QLT Board of Directors are incorporated herein by reference and are available on QLT's website at www.qltinc.com and on SEDAR at www.sedar.com or copies will be provided without charge to any shareholder who requests them by writing to "QLT Investor Relations", 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. The Corporate Governance and Nominating Committee of the QLT Board of Directors is charged with reviewing and ensuring that good corporate governance practices and the Mandate of the QLT Board of Directors are followed. The Corporate Governance and Nominating Committee is also responsible for reviewing and, if determined appropriate, updating the Mandate of the QLT Board of Directors.

        The QLT Board of Directors has not developed a written description of the Chief Executive Officer or the Executive Transition Committee, which is currently performing the function of the CEO on an interim basis. Under the QLT Board of Directors' written Mandate it is responsible for developing a succession plan for the CEO, and for discussing with the CEO succession plans for other senior management personnel. The CEO, or until a permanent CEO is appointed, the Executive Transition Committee, is responsible for recommending and then implementing the corporate strategy approved by the QLT Board of Directors and for managing QLT's business with the objective of meeting the corporate goals. At such times as QLT has a permanent CEO, the QLT Board of Directors reviews, approves and documents in writing the annual corporate goals and objectives that the CEO is responsible for meeting each year, and the QLT Board of Directors, together with the Compensation Committee, will assess the CEO's performance against those goals.

        The QLT Board of Directors is currently kept informed of the business through open discussions with members of the Executive Transition Committee and key members of management. The QLT Board of Directors also keeps itself informed by reviewing documents, such as detailed periodic management reports and quarterly financial statements, by attending presentations made during Board meetings and through periodic reports given to the full Board from each of QLT's committees. QLT's directors have access to all books, records and reports upon request, and members of its management are available at all times to answer any questions.

Role of the QLT Board of Directors in Risk Oversight

        The QLT Board of Directors is actively involved in overseeing risk management for QLT. In accordance with the Mandate of the QLT Board of Directors, the QLT Board of Directors, as a whole, oversees the development and application of policies regarding corporate governance, and is responsible for adopting the corporate strategies and plans for QLT's business, identifying the principal risks of QLT's business and ensuring the implementation of the appropriate systems to manage these risks, overseeing the integrity of QLT's internal controls and management information systems and maintaining a continuing dialogue with senior management in order to ensure QLT's ability to respond to changes, both internal and external, which may affect its business operations from time to time. This oversight is also conducted through committees of the QLT Board of Directors. The QLT Board of Directors receives full reports from each committee Chairman regarding the committee's consideration and actions. The oversight responsibility of the QLT Board of Directors and its committees is enabled by management reporting processes that are designed to provide visibility to the QLT Board of Directors about the identification, assessment and management of critical risks. These areas of focus include financial reporting, compliance, compensation and operations, as summarized below.

        The Audit and Risk Committee reviews and discusses with management significant financial risks and the actions management has taken to monitor and mitigate potential exposures. The Audit and Risk Committee also assesses other areas of enterprise risk exposure as determined by the QLT Board of Directors from time to time, and QLT's policies with respect to risk assessment and risk management.

        The Corporate Governance and Nominating Committee oversees risk management as it relates to, among other things, the development and assessment of QLT's corporate governance framework, board and Chairman succession, including board and committee nominations, membership and standards, and potential conflicts of interest.

        The Compensation Committee oversees risk management as it relates to QLT's compensation plans, policies and practices in connection with structuring its executive compensation programs and reviewing of incentive compensation programs for other employees. This includes a review of the material compensation policies and practices under which the Compensation Committee concluded that these policies and practices are not reasonably likely to have a material adverse effect on QLT.

        The Scientific Review Committee reviews management's direction and investment in QLT's research, development and technology initiatives to ensure that the scientific strategy and its implementation are consistent with and support the strategic and business objectives of QLT. The Scientific Review Committee works with management to identify operational risks with respect to current and future research and development programs and products and technology in which QLT is investing its research and development efforts.

        The Strategic Action Committee participates in the planning process with QLT's executive officers and the Executive Transition Committee, and provides guidance to management and the QLT Board of Directors with respect to the strategic direction of QLT and potential strategic transactions. The Strategic Action Committee and the Executive Transition Committee work with management to identify and evaluate risks with respect to the strategic direction of QLT and potential strategic transactions.

Board Leadership Structure

        QLT operates under a corporate governance structure where the Chairman of the QLT Board of Directors and the CEO are separate positions held by different individuals. Due to the demands of each position, QLT believes separating these roles enhances the ability of each to discharge his duties and fosters more accountability. In August 2012, following the departure of QLT's former President and CEO, the QLT Board of Directors formed the Executive Transition Committee to perform the function of a CEO on an interim basis while the QLT Board of Directors determined the resources and management necessary to pursue QLT's new strategy.

        The Executive Transition Committee was initially composed of Directors Jason M. Aryeh (Chairman of the QLT Board of Directors and the Executive Transition Committee), Dr. Vicente Anido, Jr., Dr. John W. Kozarich and Jeffrey A. Meckler. On February 16, 2013, the Executive Transition Committee was reconstituted to be composed of Dr. Kozarich and Mr. Meckler, with

Mr. Meckler serving as Chairman of the Executive Transition Committee. Mr. Aryeh continues to serve as Chairman of the QLT Board of Directors. Under this revised committee structure, the Chairman of the QLT Board of Directors ceased to be a member of the Executive Transition Committee. The QLT Board of Directors believes that all of its members, including past and current members of the Executive Transition Committee, are independent.

        QLT expects to maintain separate positions for the Chairman and the CEO once it has appointed a permanent CEO, because QLT believes that having the QLT Board of Directors operate under the leadership and direction of a Board member who is independent from management provides the QLT Board of Directors with the most appropriate mechanism to fulfill its oversight responsibilities.

Board Attendance at Annual Meeting

        It is a policy of the QLT Board of Directors to encourage directors to attend regular Board meetings, Board committee meetings on which they serve and each annual general meeting of the shareholders. In 2013, all of the members of the QLT Board of Directors attended the annual general meeting. It is anticipated that all director nominees (other than the conditional nominees from the Auxilium Board of Directors that will serve on the Board of Directors of the combined company effective upon completion of the merger) will attend QLT's 2014 Annual Meeting.

Decisions Requiring Prior Approval of the QLT Board of Directors

        In addition to matters that must, by law or by the Articles of QLT, be approved by the QLT Board of Directors, management is required to seek approval from the QLT Board of Directors for major transactions, for any single expense that exceeds certain specified dollar values, and for certain transactions with related persons. Additional information relating to transactions with related persons is set forth above in this joint proxy statement/prospectus under the heading "—Executive Compensation of QLT—Review, Approval or Ratification of Transactions with Related Persons".

Orientation and Continuing Education Programs

        It is the intention of the QLT Board of Directors that as and when a new Board nominee is appointed, the QLT Board of Directors will ensure that a full program of orientation and education is provided for the nominee, including, but not limited to, provision of a complete corporate history, copies of past minutes of meetings of the QLT Board of Directors and the Mandate of the QLT Board of Directors, and information regarding QLT's business and operations. The Corporate Governance and Nominating Committee is responsible for reviewing the current orientation and education program and recommending and initiating improvements to this program as warranted. As part of the ongoing commitment of the QLT Board of Directors to effective governance and director continuing education, the directors are encouraged to periodically attend accredited courses on current trends in corporate governance and other relevant areas.

Outside Advice

        Each of the Audit and Risk Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Strategic Action Committee has the authority to engage external advisors as set forth in each of their respective charters. The Scientific Review Committee is also authorized to engage independent consultants with the approval of the Chairman of the QLT Board of Directors.

Director and Officer Liability Insurance

        QLT maintains directors' and officers' liability insurance coverage through a policy covering it and its subsidiaries. This insurance provides coverage for indemnity payments made by QLT to its directors and officers as required or permitted by law for losses, including legal costs, incurred by the directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by QLT. The insurance coverage for QLT's directors and officers has customary exclusions, including those acts determined to be uninsurable under law, deliberately fraudulent or dishonest, or that have resulted in personal profit or advantage.

Minimum Share Ownership Guidelines for Directors

        The QLT Board of Directors believes it to be in the best interests of its shareholders to specify a minimum level of equity holdings in QLT by each independent director to further align the interests of the QLT Board of Directors and the shareholders. As a result, following consultation with Radford the independent compensation advisor to the QLT Compensation Committee, QLT adopted share ownership guidelines for its independent directors. Under these guidelines, independent directors are encouraged to acquire (if not already held) common shares of QLT as follows:

  •
  Chairman: an amount equal to three times the Chairman's annual retainer, satisfied within five years from the date he or she assumes the office of Chairman;

  •
  Directors other than the Chairman: an amount equal to three times the director's annual Board retainer, satisfied within five years from the date the director joined the QLT Board of Directors.

        Holdings of vested in-the-money stock options and vested deferred share units (referred to as "DSUs") are counted towards fulfilling the guidelines. According to Radford, the implementation of share ownership guidelines instituted by the QLT Board of Directors is consistent with Institutional Shareholder Services' best practices.

        The value of the shares owned for the purposes of fulfilling the share ownership guidelines is determined as the greater of the acquisition cost or the market value at the time of the determination. Compliance with the share ownership guidelines is evaluated on an annual basis by the Corporate Governance and Nominating Committee. As all of the members of the QLT Board of Directors were initially elected or appointed to serve as directors of QLT on or after its annual general meeting held on June 4, 2012 (the "2012 AGM"), only Jason M. Aryeh and have Jeffrey A. Meckler satisfied the guidelines to date. All of the members of the QLT Board of Directors intend to satisfy the ownership guideline within five years from their respective initial appointments.

        QLT's share ownership guidelines for executive officers are described below in this joint proxy statement/prospectus under the heading "Management and Other Information of New Auxilium—Compensation Discussion and Analysis".

Director Nomination Process

        To assist with director nominations, the QLT Board of Directors has designated a standing committee, the Corporate Governance and Nominating Committee, as being responsible for reviewing and recommending nominees to the QLT Board of Directors. In evaluating prospective nominees, the Corporate Governance and Nominating Committee looks for the following minimum qualifications: strong business acumen, previous experience as an executive or director with successful companies, the highest standards of integrity and ethics, and a willingness and ability to make the necessary time commitment to diligently perform the duties of a director. In evaluating prospective nominees, the Corporate Governance and Nominating Committee also takes into account shareholder support of prospective nominees in previous director elections of QLT. Nominees are selected with a view to the best interests of QLT as a whole. All nominations proposed by the Corporate Governance and Nominating Committee must receive the approval of the QLT Board of Directors.

        The QLT Board of Directors prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that the QLT Board of Directors can achieve its objectives. In searching for a new director, the Corporate Governance and Nominating Committee identifies particular areas of specialization that it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of the QLT Board of Directors.

        Although QLT does not have a formal diversity policy, to foster and maintain a diversity of viewpoints, backgrounds and experience on the QLT Board of Directors, the Corporate Governance and Nominating Committee evaluates the mix of skills and experience of the directors and assesses nominees and potential candidates in the context of the current composition of the QLT Board of Directors and the requirements of QLT. In accordance with its charter, the Corporate Governance and Nominating Committee considers, among other things, the following in recommending candidates for election to the QLT Board of Directors: (i) personal and professional integrity, ethics and values, (ii) experience in corporate management, such as serving as an officer or former officer of a publicly-held company, and a general understanding of marketing, finance, product development and other elements relevant to the success of a publicly-traded company in today's business environment, (iii) experience in the biotechnology industry in Canada and the United States, (iv) experience as a board member of another publicly-held company, (v) academic or therapeutic expertise in an area of QLT's operations and (vi) practical and mature business judgment, including the ability to make independent and analytical inquiries.

        The Corporate Governance and Nominating Committee may retain the assistance of a recruiting firm to assist it in identifying and recruiting candidates that possess the desired qualifications. The Corporate Governance and Nominating Committee may also involve other members of the QLT Board of Directors or other Board committees to assist it with the recruitment of new directors. Potential nominees and their respective references are interviewed extensively in person before any nomination is endorsed by that Board committee.

        The QLT Board of Directors will also consider any director nominees proposed by shareholders. Shareholders may submit nominations to the QLT Board of Directors by addressing a communication to the Chairman of the Corporate Governance and Nominating Committee and providing sufficient information to the Corporate Governance and Nominating Committee to permit it to conduct an assessment of the qualifications of the proposed nominee, including biographical information about the candidate and his or her professional experience, confirmation of the candidate's willingness to serve as a director, and complete contact information for the candidate and the nominating shareholder. The methods by which a shareholder may communicate with the Corporate Governance and Nominating Committee are set out on QLT's website at www.qltinc.com. As a matter of policy, the Corporate Governance and Nominating Committee is committed to giving due and fair consideration to proposed nominations submitted by shareholders using the same criteria and processes as other nominations that come before it.

Independence of Directors

        To ensure QLT maintains good and objective governance, the QLT Board of Directors strives to maintain strong independence from management. In determining whether directors are independent, each year the QLT Board of Directors considers and discusses the nature and materiality of all direct or indirect relationships between each director nominee and QLT, including any family or business relationships. Under the applicable Canadian and United States securities laws, a relationship is considered material where that relationship could, in the view of the QLT Board of Directors, reasonably interfere with the exercise of the director's independent judgment. A director who also serves as CEO of a company would be considered a non-independent director of that company under applicable Canadian and United States securities laws.

        Jason M. Aryeh resigned as Chairman of the Executive Transition Committee on February 16, 2013, and Jeffrey A. Meckler was appointed as Chairman of the Executive Transition Committee on the same date. The QLT Board of Directors has carefully considered whether serving as Chairman or a member of the Executive Transition Committee, the mandate of which is to perform the function of the CEO of QLT on an interim basis while the QLT Board of Directors determines the resources and management necessary to pursue QLT's new strategy, would interfere with the exercise of such director's independent judgment. The QLT Board of Directors has determined that neither serving as a member of or Chairman of the Executive Transition Committee has, at any time, interfered with the exercise of independent judgment by either any of the members of the Executive Transition Committee or any Chairman of the Executive Transition Committee, and that, as a result, the relevant "independence" test under the applicable Canadian and United States securities laws has been met. In making this determination, the QLT Board of Directors, among other things, considered the role of the Executive Transition Committee and the division of responsibility among the members, the role of the Chairman of the Executive Transition Committee, the means and amounts by which the Chairman and the other members of the Executive Transition Committee are remunerated for serving as such, the lack of agreements with QLT or terms of service regarding service on the Executive Transition Committee, the fact that all of the members of the Executive Transition Committee are subject to annual election as directors, and the distinction in manner and degree of compensation and benefits between the Executive Transition Committee and QLT's past and current employed executive officers, among other factors.

        As a result, and in connection with a review of the nature and materiality of all direct or indirect relationships between each director and QLT, the QLT Board of Directors has determined that all current members of the QLT Board of Directors are "independent", and have been since their respective appointments to the QLT Board of Directors.

        QLT has determined that all current QLT board member nominees for election as director effective at the annual general and special meeting will be independent under the independence standards of the NASDAQ Marketplace Rules. In addition, based upon information provided by the Auxilium Board of Directors, QLT believes that all of the current Auxilium nominees for election as director effective upon completion of the merger will be independent under the independence standards of the NASDAQ Marketplace Rules, except for Mr. Adams, who it is anticipated will serve as the chief executive officer of the combined company.

        The Chairman of the Executive Transition Committee is considered the Principal Executive Officer of QLT solely for SEC reporting purposes and the purposes of certifying certain SEC disclosure documents. While, as described above, it is the QLT Board of Directors' view that Mr. Meckler qualified as an independent director of QLT under Canadian and U.S. securities laws, his designation as "Principal Executive Officer" of QLT solely for SEC reporting purposes during 2013, may create the appearance that Mr. Meckler was an executive officer of QLT during such time. Mr. Meckler was not an executive officer of QLT, but rather the Executive Transition Committee as a whole served the function of the principal executive of QLT. QLT does not believe that listing all members of the Executive Transition Committee during 2013 as executive officers in this joint proxy statement/prospectus would provide useful disclosure to shareholders. Therefore, QLT has included only Mr. Aryeh and Mr. Meckler as named executive officer in this joint proxy statement/prospectus.

        In addition, each director who served as a member on each of QLT's Audit and Risk Committee, Compensation Committee, and Corporate Governance and Nominating Committee during 2013 was "independent" within the meaning ascribed to that term in Multilateral Instrument 52-110—Audit Committees and the Marketplace Rules of NASDAQ. In addition, each director who served on the Audit and Risk Committee during 2013 is "independent", as independence for audit committee members is defined in Multilateral Instrument 52-110—Audit Committees, the Marketplace Rules of NASDAQ and the rules of the SEC.

Executive Session of Independent Directors

        The independent members of the QLT Board of Directors meet without management and non-independent directors (if any) present during a session of periodic Board meetings (unless the independent directors determine such a session is not required).

Audit Committee Financial Expert

        Each member of the Audit and Risk Committee is financially sophisticated, as defined by the Marketplace Rules of NASDAQ, and is financially literate, as defined by Canadian securities regulations, and as required by such rules, able to read and understand fundamental financial statements, including QLT's consolidated balance sheet, consolidated statement of income and consolidated statement of cash flows. The QLT Board of Directors has determined that John Thomas is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act, and that all of the Audit and Risk Committee members are "independent," as independence for audit committee members is defined by the NASDAQ, TSX and applicable U.S. and Canadian securities rules.

Compensation Committee Interlocks and Insider Participation

        None of the members of QLT's Compensation Committee during 2013 is or was previously an officer or employee of QLT or has any relationships requiring disclosure under Item 404 of Regulation S-K promulgated by the SEC.

        Except as described below, none of QLT's executive officers served during 2013 as members of the compensation committee or Board of Directors of any entity that had one or more executive officers serving as a member of the QLT Compensation Committee or QLT Board of Directors. John Thomas is a director and a member of the Compensation, Audit and Risk and Corporate Governance and Nominating Committees of QLT. Mr. Thomas is also a director and Chief Financial Officer of CorMatrix. Jason M. Aryeh is a member of the Board of Directors of CorMatrix and as such, participates in compensation decisions about Mr. Thomas and CorMatrix's other executive officers. Mr. Aryeh is the Chairman of the QLT Board of Directors and until February 2013 served as Chairman of the Executive Transition Committee. Mr. Aryeh receives no compensation from QLT other than for his service as a director of QLT.

        The director nominees are also directors of the following publicly traded companies:

Name of Director	Publicly Traded Companies
Jason M. Aryeh	Ligand Pharmaceuticals Incorporated
Dr. Stephen L. Sabba	Ligand Pharmaceuticals Incorporated
John C. Thomas, Jr.	None
Dr. John W. Kozarich	Ligand Pharmaceuticals Incorporated and Corium International, Inc.
Dr. Geoffrey F. Cox	Biota Pharmaceuticals, Inc.
Jeffrey A. Meckler	None

Communicating with the QLT Board of Directors

        Any shareholder or interested party, who wishes to communicate with the QLT Board of Directors or any specific director, the Chairman of the QLT Board of Directors, or committee members, may write to:

QLT Inc.
Attn: Board of Directors
887 Great Northern Way, Suite 250
Vancouver, British Columbia, V5T 4T5
Canada

        Depending on the subject matter of the communication, the corporate secretary will:

  •
  forward the communication to the director or directors to whom it is addressed (matters addressed to the CEO will be forwarded unopened directly to the CEO (or in the absence of a permanent CEO, the Chairman of the Executive Transition Committee));

  •
  attempt to handle the inquiry directly where the communication does not appear to require direct attention by the QLT Board of Directors, or an individual member (e.g., the communication is a request for information about QLT or is a stock-related matter); or

  •
  not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

        Shareholders and other interested persons may submit concerns regarding accounting matters by following the instructions for making a report published in the Corporate Governance subsection of the Investor Relations section of QLT's website.

Board of Directors and Board Committees

        The QLT Board of Directors held 12 meetings (in person or by teleconference) during 2013. Since all of the members of the QLT Board of Directors are independent, all of the meetings held by the QLT Board of Directors in 2013 were meetings at which only independent directors were present.

        Each director of the QLT Board of Directors attended at least 75% of the aggregate of (1) the total number of meetings of the QLT Board of Directors, and (2) the total number of meetings held by all committees of the QLT Board of Directors on which such director served during 2013.

        Set forth below is a summary of Board attendance during 2013:

Committee Meetings Attended in 2013
Summary of Attendance of Directors in 2013:	Board Meetings Attended in 2013	Audit and Risk Committee	Corporate Governance and Nominating Committee	Compensation Committee
Jason M. Aryeh	12/12		2/2
Dr. Stephen Sabba(1)	12/12	4/4		1/11
John C. Thomas, Jr.(2)	11/12	4/4		11/11
Dr. John Kozarich	12/12
Dr. Geoffrey F. Cox(3)	12/12		2/2	11/11
Jeffrey Meckler	12/12
Dr. Vicente Anido, Jr.(4)	9/12	3/4	2/2	8/11

(1)
Appointed to Compensation Committee effective November 9, 2013.

(2)
Appointed to Corporate Governance and Nominating Committee effective November 9, 2013.

(3)
Appointed to Audit & Risk Committee effective November 9, 2013.

(4)
Ceased to be a director on November 9, 2013.

        The QLT Board of Directors has a standing Audit and Risk Committee, Corporate Governance and Nominating Committee, Compensation Committee, and Scientific Review Committee. In addition, from time to time, the QLT Board of Directors establishes special committees to assist the QLT Board of Directors in respect of certain matters. In 2012, the QLT Board of Directors established the Transition Committee and its successor committee, the Strategic Action Committee, as well as the Executive Transition Committee, to assist the QLT Board of Directors during the transition period from the previous Board to the current Board, and the change in composition of the executive officers of QLT, following the 2012 AGM. Set forth below is a chart indicating, by committee, each committee's members as at the end of the 2013 fiscal year, and key functions and the total number of committee meetings held in 2013:

Committee	Members (as at December 31, 2013)	Key Functions
Executive Transition	Jeffrey A. Meckler(1) Dr. John W. Kozarich	functions as the CEO of QLT until a permanent CEO is appointed on an interim basis while the QLT Board of Directors determines the resources and management necessary to pursue QLT's new strategy
Audit and Risk(2),(3)	Dr. Stephen L. Sabba(4) Dr. Geoffrey F. Cox John C. Thomas, Jr.

•

monitors QLT's internal accounting controls and business conduct

•

oversees QLT's accounting and financial reporting practices

•

reviews the adequacy of the system of internal controls, reviews any relevant accounting, financial and securities regulatory matters

•

reviews the management of corporate financial and compliance risks

•

monitors compliance with QLT's Code of Ethics and Code of Exemplary Conduct

•

recommends the appointment of external auditor, engages the external auditor, and receives the reports of the CEO and the Chief Financial Officer with respect to their assessment of internal controls

•

provides a mechanism for communication between the QLT Board of Directors and QLT's external auditor

•

meets regularly with QLT's external auditors without management present

Committee	Members (as at December 31, 2013)	Key Functions
Corporate Governance and Nominating(3),(5)	Jason M. Aryeh(6) Dr. Geoffrey F. Cox John C. Thomas, Jr.

•

develops and oversees Board governance principles

•

assesses the effectiveness of corporate governance and makes recommendations to the full Board

•

makes recommendations to the QLT Board of Directors regarding the size and composition of the QLT Board of Directors and Board committees

•

develops and oversees Board continuing education program

• conducts an annual process to assess the effectiveness of the QLT Board of Directors and individual members of the QLT Board of Directors
• reviews and considers nominations to the QLT Board of Directors
• reviews annually the credentials of nominees for re-election and ensures qualifications are maintained
• reviews compliance with QLT share ownership guidelines by members of the QLT Board of Directors and executive officers
Compensation(7)	Dr. Geoffrey F. Cox* Dr. Stephen L. Sabba John C. Thomas, Jr.

•

makes recommendations to the QLT Board of Directors regarding the compensation of all executive officers

•

reviews and makes recommendations with respect to compensation policy and programs generally and determines and recommends option grants under QLT's incentive stock option plan

•

reviews and recommends to the QLT Board of Directors the manner in which executive compensation should be tied to both short-term and long-term corporate goals of QLT and completes the disclosure regarding executive compensation contained in QLT's Proxy Statement

•

assists the QLT Board of Directors in ensuring that QLT has a plan for continuity of its officers and an executive compensation plan that is competitive to attract, retain and motivate high performance of its executive management and other key personnel

•

establishes QLT share ownership guidelines for members of the QLT Board of Directors and executive officers

Committee	Members (as at December 31, 2013)	Key Functions
Scientific Review(3)	Dr. John W. Kozarich* Dr. Stephen L. Sabba	• reviews management's direction and investment in QLT's research, development and technology initiatives
Strategic Action(8)	Jason M. Aryeh Dr. Stephen L. Sabba Jeffrey A. Meckler

•

maintain an on-going, cooperative, interactive strategic planning process with QLT's executive management, including the review, identification, establishment and maintenance of QLT's strategic goals and business strategies for QLT's existing and potential new businesses

•

review, explore and consider potential strategic acquisitions, divestitures, joint ventures, alliances, licensing transactions, mergers and other strategic transactions and alternatives, make recommendations to the full Board of Directors with respect to the foregoing

•

meet and work with the current management and employees of QLT to learn about QLT, its organization and day-to-day business, for the purpose of ensuring an efficient and effective transitioning process for all stakeholders involved, and report its findings to the QLT Board of Directors

*
Chairman

(1)
Jeffrey A. Meckler was appointed Chairman, effective February 16, 2013.

(2)
The Audit and Risk Committee held four meetings in 2013.

(3)
Vicente Anido resigned from the QLT Board of Directors and the Audit and Risk, Compensation and Scientific Review committees on November 9, 2013.

(4)
Jeffrey A. Meckler resigned as a committee member and Dr. Stephen L. Sabba was appointed as Chairman and a member of the Audit and Risk Committee, effective February 16, 2013.

(5)
The Corporate Governance and Nominating Committee held two meetings in 2013.

(6)
Jason M. Aryeh was appointed Chairman, effective February 16, 2013.

(7)
The Compensation Committee held 11 meetings in 2013.

(8)
Dr. Stephen L. Sabba resigned as Chairman and Jason M. Aryeh was appointed Chairman, effective February 16, 2013.

Committee Chairmen

        The QLT Board of Directors has not developed written position descriptions for the Chairman of each of the committees of the QLT Board of Directors. The Chairman of each committee has accepted leadership responsibilities of the committee including setting the agenda for and chairing the meetings, liaising with management as appropriate, as well as for ensuring fulfillment of the mandate set out in the charters of the committees.

QLT Securities Authorized for Issuance under Equity Compensation Plans

        QLT currently maintains one equity compensation plan, the 2000 Plan. The shareholders and directors of QLT have previously approved the 2000 Plan, pursuant to which directors, officers, employees and consultants of QLT and its affiliates may be granted RSUs and stock options to acquire common shares.

        The following table sets out information regarding QLT's common shares that may be issued upon the exercise of options, warrants and other rights granted to employees, consultants or directors under QLT's equity compensation plans, as of December 31, 2013:

Plan Category	Number of securities to be issued up on exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by security holders (2000 Plan)	$1,407,529	4.80	(1)	$3,655,185
Equity compensation plans not approved by security holders	—	—		—

Total	$1,407,529	4.80	(1)	$3,655,185

(1)
Options were granted/priced in Canadian dollars at a weighted average exercise price of CAD$4.94 but have been converted to U.S. dollars for disclosure purposes using the December 31, 2013 period end rate published by the Federal Reserve Bank of New York: U.S.$1.00 = C$1.0300.

 REPORT OF THE AUDIT AND RISK COMMITTEE

        Notwithstanding anything to the contrary set forth in any of QLT's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate this joint proxy statement/prospectus or future filings with the Securities and Exchange Commission, in whole or part, the following report shall not be deemed to be incorporated by reference into any such filing.

        The Audit and Risk Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2013 with the management of QLT and Deloitte LLP, QLT's independent registered public accounting firm. Each member of the Audit and Risk Committee is "independent" as defined by the rules of NASDAQ.

        The Audit and Risk Committee has discussed with Deloitte LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended. In addition, the Audit and Risk Committee has received the written disclosures and the letter from Deloitte LLP required by the Independence Standards Board Standard No. 1 regarding their independence, and has discussed with Deloitte LLP their independence relative to us, including whether the provision of their services is compatible with maintaining Deloitte LLP's independence.

        Based on the review and discussions referred to above, the Audit and Risk Committee recommended to QLT's Board that the audited consolidated financial statements for the year ended December 31, 2013 be included in QLT's Annual Report on Form 10-K for 2013 filed with the SEC.

AUDIT AND RISK COMMITTEE
Dr. Stephen L. Sabba, Chairman
Dr. Geoffrey F. Cox
John Thomas, Jr.

Audit Fees

        The following table sets forth the aggregate fees billed by Deloitte LLP (formerly Deloitte & Touche LLP), the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") for the following services during 2013 and 2012.

Description of Service	2013 (US$)(2)	2012 (US$)(2)
Audit Fees(1)	$348,544	$616,192
Audit-Related Fees.	—	—
Tax Fees (Tax compliance, tax advice and planning)	—	—
All Other Fees	—	—

Total Fees	$348,544	$616,192

(1)
Audit Fees consist of fees for audit of QLT's annual financial statements for the respective year, reviews of QLT's quarterly financial statements, services provided in connection with statutory and regulatory filings and audit of QLT's internal controls over financial reporting.

(2)
Where amounts shown were paid in Canadian funds, the amounts set out in the above table represent the US dollar equivalent of those payments converted using the following weighted average exchange rates: USD$1.00 = C$1.0300 for 2013 and US$1.00 = C$0.9995 for 2012.

Pre-Approval Policies and Procedures

        The charter of the Audit and Risk Committee provides that the Audit and Risk Committee is responsible for the pre-approval of all audit and permitted non-audit services to be performed for QLT by the independent auditor. The fees paid to the independent registered public accounting firm that are shown in the chart above for 2013 and 2012 were approved by the Audit and Risk Committee in accordance with the procedures described below.

        The Audit and Risk Committee reviews and approves audit and non-audit services proposed to be provided by the external registered public accounting firm. The Audit and Risk Committee has delegated to the Chairman, or an alternate member of the Audit and Risk Committee, the authority to grant pre-approvals if either deems it necessary or appropriate to consider a pre-approval request without approval and/or meeting of the full Audit and Risk Committee. Pre-approvals by the Chairman of the Audit and Risk Committee or an alternate member are reviewed with the Audit and Risk Committee at its next regularly scheduled meeting.

        In considering the pre-approval of proposed audit or non-audit services by the independent registered public accounting firm, management reviews with the Audit and Risk Committee or its delegate a description of and the budget for the proposed service and the reasons that the independent registered public accounting firm are being requested to provide the services, including any possible impact on the independence of the independent registered public accounting firm. Additional Audit and Risk Committee approval is required if the pre-approved services exceed the pre-approved budgeted amount for the services.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

        Unless otherwise disclosed in this joint proxy statement/prospectus, none of the directors, director nominees, executive officers, persons who have been directors or executive officers at any time since the beginning of QLT's last completed financial year, or any beneficial owner of more than 5% of the outstanding common shares of QLT or any associate or affiliate of such person, had any material interest, direct or indirect, in any transaction or proceeding during the past fiscal year or in any proposed transaction or pending proceeding which has materially affected or will materially affect QLT or its subsidiaries. In the event that a director is determined to have any material interest, direct or indirect, in any transaction or proceeding or in any proposed transaction or pending proceeding of QLT, only those directors not having a material interest would be permitted to consider and evaluate any such transaction or any agreements relating to that transaction, or any actions to be undertaken by QLT relating to such proceeding.

        QLT has entered into indemnity agreements with its directors and all other officers which provide, among other things, that, subject to any requirements that may exist under the BCA or the Articles of QLT, QLT will indemnify such officer or director, under the circumstances and to the extent specified, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director or officer of QLT.

 AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

        A copy of QLT's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, together with amendment no. 1 on Form 10-KA, was mailed to all registered and beneficial shareholders of QLT on or about May 12, 2014. The Audited Consolidated Financial Statements of QLT for its most recently completed fiscal year ended December 31, 2013, together with the Report of Independent Registered Public Accounting Firm thereon, which are included in the Annual Report for Canadian regulatory purposes, will be presented at the QLT annual general and special meeting. Copies of the Audited Consolidated Financial Statements, including management discussion and analysis, are available from QLT's website at www.qltinc.com or upon request directly to QLT to the attention of "QLT Investor Relations", 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5 (Phone: 604-707-7000; Fax: 604-707-7001; e-mail: ir@qltinc.com).

Additional information relating to QLT has been filed and is available on SEDAR at www.sedar.com and from the SEC's website at www.sec.gov.

CORPORATE GOVERNANCE OF AUXILIUM

Code of Conduct

        Auxilium has adopted a Code of Conduct that applies to all of its directors, officers and employees. Auxilium's Code of Conduct contains written standards designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct by its directors, officers and employees, including the ethical handling of actual or apparent conflicts of interest;

  •
  full, fair, accurate, timely, and understandable disclosure in reports and documents that Auxilium submits to the SEC and in its other public communications;

  •
  compliance with applicable governmental laws, rules and regulations;

  •
  the prompt internal reporting of violations of its Code of Conduct to appropriate persons or through its hotline; and

  •
  accountability for adherence to its Code of Conduct.

        Auxilium's Code of Conduct is posted on its website at www.auxilium.com under the heading "For Investors—Corporate Governance." Auxilium intends to satisfy the disclosure requirements regarding any amendment to, or waiver from, a provision of the Code of Conduct by making disclosures concerning such matters available on Auxilium's web site under the heading "For Investors—Corporate Governance".

Committees and Meetings of Auxilium's Board of Directors

        Board of Directors.    Auxilium's Corporate Governance Guidelines provide that directors are expected to prepare for, attend and participate in all Board meetings, meetings of committees on which they serve and Auxilium's Annual Meeting of Stockholders. The Auxilium Board of Directors held 19 meetings during fiscal 2013. Throughout this period, each member of the Board of Directors attended or participated in at least 75% of the aggregate of the total number of duly constituted meetings of the Board of Directors held during the period for which such person had been a director, and the total number of meetings held by all committees of the Board of Directors on which each such director served during the periods the director served. The Board of Directors has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Corporate Governance Committee, each of which operates under a charter that has been approved by the Board of Directors. Each of these charters is posted on Auxilium's website at www.auxilium.com under the heading "For Investors—Corporate Governance." All of Auxilium's current directors attended the 2013 annual meeting of stockholders.

        Compensation Committee.    Auxilium's Compensation Committee Charter is posted on its website at www.auxilium.com under the heading "Investors—Corporate Governance." Specific responsibilities of Auxilium's Compensation Committee include:

  •
  establishing and periodically reviewing Auxilium's compensation philosophy and the adequacy of Auxilium's compensation plans and programs;

  •
  preparing its report on executive compensation for inclusion in Auxilium's annual proxy statement in accordance with SEC rules and regulations;

  •
  reviewing and approving compensation of Auxilium's executive officers and directors;

  •
  administering Auxilium's stock incentive and employee stock purchase plans;

  •
  reviewing and making recommendations to the Auxilium Board of Directors with respect to incentive compensation and equity plans; and

  •
  developing succession planning for Auxilium's Chief Executive Officer and overseeing the development of succession planning for such other key positions, as the Board may direct, and, in all cases, recommending such succession planning to the Board.

        Auxilium's Compensation Committee is composed solely of "independent directors" under applicable NASDAQ listing standards. The members of Auxilium's Compensation Committee are Dr. Fetzer (Chairman), Mr. Classon and Dr. Friedman. Auxilium's Compensation Committee held eight (8) meetings during fiscal 2013.

        The Compensation Committee retained Radford as an independent compensation consulting firm during 2013. Radford reported directly to the Compensation Committee. The executive compensation consulting services provided by Radford with respect to 2013 totaled $74,187.50. During this time, neither Radford nor its parent AON Hewitt has provided any other services to Auxilium. The Compensation Committee has a standing directive that management may not engage Radford for any other services without Compensation Committee consent.

        Additional information about the processes and procedures the Compensation Committee follows in considering and setting executive compensation is provided under "Management and Other Information of New Auxilium—Compensation Discussion and Analysis."

        Audit Committee.    Auxilium's Audit and Compliance Committee Charter is posted on Auxilium's website at www.auxilium.com under the heading "Investors—Corporate Governance." Auxilium's Audit and Compliance Committee (the "Audit Committee") assists the Auxilium Board of Directors in its oversight and review of:

  •
  Auxilium's accounting and financial reporting processes;

  •
  the audits of Auxilium's financial statements, including the integrity of Auxilium's financial statements;

  •
  Auxilium's critical accounting policies and estimates;

  •
  the effects and appropriateness of reporting non-GAAP financial measures;

  •
  risk management;

  •
  compliance;

  •
  the preparation of the report required to be included in Auxilium's annual proxy statement in accordance with SEC rules and regulations;

  •
  the adequacy and effectiveness of Auxilium's internal controls;

  •
  Auxilium's independent auditors' qualifications and independence; and

  •
  the performance of Auxilium's independent auditors.

        The Audit Committee has the sole and direct responsibility for appointing, evaluating and retaining Auxilium's independent auditors, overseeing their work and monitoring the rotation of partners on Auxilium's engagement team, as required by law. All audit services and all non-audit services to be provided to Auxilium by its independent auditors must be approved in advance by the Audit Committee. The Audit Committee also discusses with management and Auxilium's independent auditors the results of the annual audit and review of Auxilium's quarterly financial statements.

        The current members of the Audit Committee are Mr. McKee (Chairman), Mr. Brandt, and Ms. Lurker, each of whom is an "independent director" under applicable NASDAQ listing standards. The Auxilium Board of Directors has determined that Mr. McKee is an "audit committee financial expert" as required by Section 407 of the Sarbanes-Oxley Act of 2002. The Audit Committee held fourteen (14) meetings during fiscal 2013.

        Nominating and Corporate Governance Committee.    Auxilium's Nominating and Corporate Governance Committee Charter is posted on Auxilium's website at www.auxilium.com under the heading "Investors—Corporate Governance." Specific responsibilities of Auxilium's Nominating and Corporate Governance Committee include:

  •
  identify and recommend nominees for election to Auxilium's Board;

  •
  consider resignations of directors that are tendered pursuant to certain provisions of Auxilium's Bylaws and determine whether to recommend to Auxilium's Board that any such resignation be accepted;

  •
  develop and recommend to Auxilium's Board Auxilium's corporate governance principles; and

  •
  oversee the evaluation of Auxilium's Board and management.

        Auxilium's Nominating and Corporate Governance Committee is composed solely of "independent directors" under applicable NASDAQ listing standards. The members of Auxilium's Nominating and Corporate Governance Committee are Mr. Classon (Chairman), Dr. Fetzer, and Mr. McKee. Auxilium's Nominating and Corporate Governance Committee held three (3) meetings during fiscal 2013.

Board Leadership Structure

        Auxilium has a board leadership structure under which the roles of Chairman of the Board and Chief Executive Officer are separate. The Auxilium Board of Directors believes that it is prudent governance to separate these two functions so that the Chairman of the Board can serve as a check and balance to the Chief Executive Officer and so that the Board can exercise a strong, independent oversight function.

        The Auxilium Board of Directors is currently comprised of six independent directors and one management director, who is also Auxilium's Chief Executive Officer and President. All of Auxilium's independent directors are highly accomplished and experienced business people in their respective fields, who have demonstrated leadership and are familiar with board processes. For additional information about the backgrounds and qualifications of Auxilium's directors, see "QLT Proposal 2: Election of QLT Directors" in this joint proxy statement/prospectus.

        Auxilium's Board has three standing committees—Audit, Compensation, and Nominating and Corporate Governance. Each of the committees is comprised solely of independent directors and has a separate, independent chair. The chair of each of these committees is responsible for directing the work of the committee in fulfilling its responsibilities, see "—Committees and Meetings of Auxilium's Board of Directors" in this joint proxy statement/prospectus.

The Board's Role in Risk Oversight

        The Board has primary responsibility for overseeing Auxilium's risk management and administers its oversight responsibility for risk management directly and through its committees, as follows:

  •
  The Audit Committee periodically discusses with management Auxilium's policies and guidelines regarding risk assessment and risk management, including Auxilium's enterprise-wide risk assessments, as well as its major financial risk exposures and the policies and procedures that management has put into place to monitor and control such exposures. In addition, the Audit Committee periodically receives reports from Auxilium's Chief Compliance Officer and Auxilium's Director of Internal Audit on their assessments of Auxilium's risk management process and the effectiveness of Auxilium's systems of internal control. The Audit Committee also annually reviews Auxilium's Code of Conduct. The Audit Committee meets regularly with the senior personnel performing Auxilium's internal audit, Auxilium's General Counsel, Chief

    Compliance Officer, Auxilium's independent auditors and outside counsel to review Auxilium's policies and procedures regarding disclosures that may impact the financial statements and compliance with applicable laws and regulations and Auxilium's Code of Conduct. The Audit Committee oversees disclosure controls and procedures, including applicable internal control over financial reporting. In addition, the Audit Committee reviews and discusses the annual report of management on the effectiveness of Auxilium's internal control over financial reporting. The Audit Committee periodically reviews the monitoring systems that Auxilium has implemented with respect to compliance with applicable laws and regulations in order to assess the adequacy and proper operation of Auxilium's monitoring systems and controls and procedures in bringing to the attention of the Board of Directors material compliance risks that Auxilium faces as it executes on corporate strategy. The Audit Committee meets periodically with Auxilium's General Counsel and Chief Compliance Officer, and other senior personnel responsible for compliance with the applicable legal and regulatory requirements.

  •
  The Compensation and Nominating and Corporate Governance Committees oversee risks associated with their respective areas of responsibility, including, without limitation, the risks associated with Auxilium's compensation policies and practices with respect to both executive compensation and compensation generally.

  •
  The Board is kept apprised of each committee's risk oversight and other activities through a report from each committee Chairman to the full Board. These reports are presented at regular Board meetings and include discussions of committee agenda topics, including matters involving risk oversight.

  •
  The Board considers specific risk topics, including risks associated with Auxilium's strategic plan, capital structure, financing, marketing and development activities, operations, litigation, and business affairs. Management routinely informs the Board of, and the Board routinely queries management with respect to, developments that could materially affect Auxilium's risk profile or other aspects of its business.

Director Candidates

        The process followed by Auxilium's Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, retention for a fee of search firms, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board of Directors.

        In considering whether to recommend any particular candidate for inclusion on the Board of Directors' slate of recommended director nominees, Auxilium's Nominating and Corporate Governance Committee will apply the criteria contained in the Nominating and Corporate Governance Committee's charter. These criteria include the candidate's understanding of, and experience in, the pharmaceutical industry, understanding of, and experience in, accounting oversight and governance, finance and marketing and leadership experience with public companies or other significant organizations. While Auxilium does not have a formal policy regarding the consideration of diversity in identifying director candidates, the Nominating and Corporate Governance Committee also considers how the candidate can contribute to the Board of Directors in a way that can enhance perspective and experiences through diversity in gender, ethnic background, geographic origin, and professional experience (public, private and non-profit sectors). Auxilium believes that the backgrounds and qualifications of Auxilium's directors as a whole should collectively represent a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of Auxilium's business.

        Stockholders may recommend individuals to Auxilium's Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate information about the candidate that would be required to be included in a proxy statement under the rules of the SEC, information about the relationship between the candidate and the recommending stockholder, the consent of the candidate to serve as a director and proof of the number of shares of Auxilium's common stock that the recommending stockholder owns and the length of time the shares have been owned to the Nominating and Corporate Governance Committee via U.S. Mail (including courier or expedited delivery service) to the address set forth below. Assuming that appropriate material has been provided on a timely basis, the Nominating and Corporate Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. Candidate and related information should be sent to the address listed below:

Nominating and Corporate Governance Committee
c/o Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087

        Stockholders also have the right to nominate director candidates themselves, without any prior review or recommendation by the Nominating and Corporate Governance Committee or the Board of Directors, by following the procedures set forth herein under the heading "Procedure for Shareholder Proposals" beginning on page 480.

Orientation and Continuing Education Programs

        As and when a new director is elected or appointed to the Auxilium Board of Directors, Auxilium's practice is to provide the new director with, among other things, an overview of Auxilium Corporate Governance Guidelines and committee charters, its Code of Conduct, policies applicable to directors, including Auxilium's Insider Trading Policy and Related Party Transaction Policy, and an overview of Auxilium's business. As part of the ongoing commitment of the Auxilium Board of Directors to effective governance and director continuing education, Auxilium regularly assesses whether there is a need for updates on key or developing issues that affect Auxilium, its industry or its Board of Directors. Opportunities and topics for director education are sourced from directors, management and outside advisors.

Communicating with Auxilium's Directors

        The Auxilium Board of Directors will give appropriate attention to written communications that are submitted by Stockholders and will respond if and as appropriate. The Chairman of the Board is primarily responsible for monitoring communications from Auxilium's stockholders and for providing copies or summaries of such correspondence to the other directors as he considers appropriate.

        Stockholders who wish to send communications on any topic to the Board of Directors as a whole should send such communication to the attention of the Chairman of the Board of Directors via U.S. Mail (including courier or expedited delivery service) to the address set forth below or by facsimile at 484-321-5996.

        Stockholders who wish to send communications on any topic to an individual director in his or her capacity as a member of the Board, may send such communications to the attention of the individual director via U.S. Mail (including courier or expedited delivery service) to the address set forth below or by facsimile at 484-321-5996.

Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087

Report of the Audit and Compliance Committee

        The Audit and Compliance Committee (the "Audit Committee") of the Auxilium Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board of Directors.

        Management is responsible for Auxilium's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Auxilium's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

        In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm regarding Auxilium's audited consolidated financial statements. Management represented to the Audit Committee that Auxilium's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with management the critical accounting policies applied by management in the preparation of Auxilium's consolidated financial statements, as well as management's assessment of the effectiveness of Auxilium's internal controls over financial accounting. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant that firm's independence.

        The Audit Committee met with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss their respective evaluations of Auxilium's internal controls, the overall quality of Auxilium's financial reporting and the scope and plans for their respective audits.

        Based upon the Audit Committee's discussions with management and the independent registered public accounting firm and the Audit Committee's review of the representations of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in Auxilium's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC.

        The members of the Audit Committee are William T. McKee (Chairman), Peter C. Brandt, and Nancy S. Lurker.

Certain Relationships and Related Party Transactions

        Review, Approval or Ratification of Transactions with Related Parties.    Auxilium engages in a process whereby it identifies and reviews all relationships and transactions in which Auxilium and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Auxilium's legal department is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether the company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to Auxilium or a related party are disclosed in Auxilium's annual proxy statement. The process for the review of all potential related party transactions is documented in Auxilium's written corporate policies. In addition, the Audit Committee reviews and approves or ratifies any related party transaction that is required to be disclosed. In the course of its review and approval or ratification of a disclosable related party transaction, Auxilium's legal department and the Audit Committee consider, among other factors:

  •
  the nature of the related party's interest in the transaction;

  •
  the material terms of the transaction, including, without limitation, the amount and type of transaction;

  •
  the importance of the transaction to the related party;

  •
  the importance of the transaction to Auxilium;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in the best interest of Auxilium; and

  •
  any other matters the Audit Committee deems appropriate.

        Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

        Director Independence.    The Auxilium Board of Directors has determined that each of Auxilium's current directors, except for Mr. Adams, is an "independent director" as such term is defined under the applicable NASDAQ listing standards and in Auxilium's Corporate Governance Guidelines. The Auxilium Board of Directors also has determined that each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee meets the independence requirements applicable to those committees as prescribed by NASDAQ, the SEC, the Internal Revenue Service, Auxilium's Corporate Governance Guidelines and applicable Committee charters. Auxilium's Corporate Governance Guidelines are posted on its web site at www.auxilium.com under the heading "For Investors—Corporate Governance."

 MANAGEMENT AND OTHER INFORMATION OF NEW AUXILIUM

Overview

        Upon completion of the merger, New Auxilium will continue to be a corporation existing under the Business Corporations Act and the former Auxilium stockholders will become shareholders of New Auxilium. The business and operations of Auxilium and QLT will be consolidated and the principal executive office of the combined company will be located at Auxilium's current head office being 640 Lee Road, Chesterbrook, Pennsylvania 19087.

Organization Chart

        A chart showing the corporate relationship between QLT and its material subsidiaries following the completion of the merger is set forth under "The Companies—Intercorporate Relationships of the Companies—New Auxilium".

Description of Share Capital

        The authorized share capital of QLT will remain unchanged as a result of the completion of the merger, other than for the issuance of QLT common shares necessary to complete the merger and the issuance of such other QLT common shares as contemplated by the merger agreement. For a description of the share capital of QLT and the rights attached to the QLT common shares, see "Comparison of Rights of Auxilium Stockholders and QLT Shareholders".

Post-Arrangement Shareholdings and Principal Shareholders

        It is expected that pursuant to the merger, Auxilium stockholders will receive approximately                QLT common shares in exchange for all of the outstanding Auxilium stock. Immediately following completion of the merger, current QLT shareholders will hold approximately 24% of the New Auxilium common shares issued and outstanding, while former Auxilium stockholders will hold approximately 76% of the New Auxilium common shares issued and outstanding (on a non-diluted basis).

        To the knowledge of the directors and executive officers of QLT, following completion of the merger, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of QLT carrying 10% or more of the voting rights attached to any class of voting securities of New Auxilium.

Directors of New Auxilium

        Pursuant to the merger agreement and the transactions contemplated thereunder, upon effectiveness of the merger and subject to the voting results of the conditional nominees as directors of QLT, the directors of New Auxilium shall be seven directors who were nominated by Auxilium and two directors who were nominated by QLT. For more information regarding such directors, see "QLT Proposal 2: Election of QLT Directors" beginning on page 216.

Executive Officers of New Auxilium

        It is anticipated that upon completion of the merger, the executive officers of New Auxilium will consist of the executive officers of Auxilium immediately prior to completion of the merger. Auxilium's executive officers are elected by Auxilium's Board of Directors and serve until their successors are duly elected and qualified. The following table identifies Auxilium's current executive officers as of June 30, 2014:

Name	Age	Position	Executive Officer Since
Adrian Adams(1)	63	Chief Executive Officer, President and Director	December 2011
James E. Fickenscher(2)	50	Chief Financial Officer	May 2005
Andrew I. Koven(3)	56	Chief Administrative Officer and General Counsel	February 2012
Benjamin J. Del Tito, Jr., Ph.D.(4)	58	Executive Vice President, Regulatory Affairs and Project Management	March 2010
Alan J. Wills(5)	50	Executive Vice President, Corporate Development	October 2010
Mark A. Glickman(6)	48	Executive Vice President, Sales and Marketing	February 2012
James P. Tursi, M.D.(7)	49	Chief Medical Officer	August 2011
Jennifer L. Armstrong(8)	44	Senior Vice President, Human Resources	November 2011
Elizabeth V. Jobes(9)	47	Chief Compliance Officer	May 2012

(1)
Adrian Adams has served as Auxilium's President and Chief Executive Officer and as a director since December 2011. Prior to joining Auxilium, he served as Chief Executive Officer and Chairman of the Board of Directors of Neurologix, Inc. from September 2011 until November 2011. Previously, he served as President and Chief Executive Officer and as a director of Inspire Pharmaceuticals, Inc. from February 2010 until May 2011, at which time Inspire was acquired by Merck & Co., Inc. Prior to joining Inspire, Mr. Adams served as President and Chief Executive Officer of Sepracor Inc. from March 2007 until February 2010, at which time Sepracor was acquired by Dainippon Sumitomo Pharma Co., Ltd. Prior to joining Sepracor, Mr. Adams was President and Chief Executive Officer of Kos Pharmaceuticals, Inc. from 2002 until its acquisition by Abbott Laboratories in December 2006. Mr. Adams was appointed Chairman of the Board of Directors of AcelRx Pharmaceuticals, Inc. in February 2013 and recently served on the Board of Directors of Amylin Pharmaceuticals, Inc., from October 2007 to August 2012.

With over 30 years' experience in the pharmaceutical industry, including extensive prior experience as a public company chief executive, Mr. Adams brings vision, leadership and proven experience in growing organizations, driving corporate development activities and successfully building pipelines to create value for stockholders.

(2)
James E. Fickenscher has served as Auxilium's Chief Financial Officer since May 2005. From January 2000 until April 2004, Mr. Fickenscher served as Senior Vice President, Chief Financial Officer of Aventis Behring L.L.C., a wholly owned subsidiary of Aventis, predecessor to Sanofi-Aventis. Mr. Fickenscher joined Aventis Behring L.L.C. in 1995 as Vice President, Business Development and Strategic Planning and, from that time until 2000, also held the positions of General Manager, Japan and Vice President & General Manager, Hemophilia Business Unit. Throughout his tenure at Aventis Behring L.L.C., he was also responsible for strategic planning. Prior to Aventis Behring L.L.C., Mr. Fickenscher worked at Rhone-Poulenc Rorer, predecessor to Sanofi-Aventis, in its Collegeville, Pennsylvania and Paris, France offices and at

  Deloitte-Haskins & Sells, predecessor to Deloitte & Touche LLP. Mr. Fickenscher received his B.S. at Bloomsburg University of Pennsylvania. He is a member of the American Institute of Certified Public Accountants. On June 2, 2014, Auxilium announced that Mr. Fickenscher will be leaving Auxilium and that his employment will end on August 15, 2014.

(3)
Andrew I. Koven has served as Auxilium's Chief Administrative Officer and General Counsel since February 2012. Before joining Auxilium, he served as President and Chief Administrative Officer of Neurologix, Inc. from September 2011 to November 2011. Prior to that, Mr. Koven was Executive Vice President and Chief Administrative and Legal Officer at Inspire Pharmaceuticals, Inc. from July 2010 until May 2011 when it was acquired by Merck & Co., Inc. From March 2007, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary at Sepracor Inc. (now Sunovion) until February 2010 when it was acquired by Dainippon Sumitomo Pharma Co., Ltd. Before joining Sepracor, Mr. Koven was Executive Vice President, General Counsel and Corporate Secretary at Kos Pharmaceuticals, Inc. from August 2003 until its sale to Abbott Laboratories in December 2006. Mr. Koven began his career in the pharmaceutical industry first as an Assistant General Counsel and then as Associate General Counsel at Warner-Lambert Company from 1993 to 2000, followed by his role as Senior Vice President and General Counsel at Lavipharm Corporation from 2000 to 2003. From 1986 to 1992 he was a corporate associate at Cahill, Gordon & Reindel in New York. From 1992 to 1993 he served as Counsel, Corporate and Investment Division, at The Equitable Life Assurance Society of the U.S. Mr. Koven received a B.A. in Political Science from Dalhousie University, in Halifax, Nova Scotia, Canada, an LL.B. from Dalhousie University Law School and an LL.M. from Columbia University School of Law in New York, NY, USA.

(4)
Benjamin J. Del Tito, Jr. has served as Executive Vice President of Regulatory Affairs and Project Management since March 2010. He joined Auxilium as Senior Vice President of Regulatory Affairs and Quality Assurance in October 2005. Prior to Auxilium, Dr. Del Tito served as Vice President, Analytical and QC Operations at Neose Technologies, Inc. from 2003 to 2005. From 1999 to 2003, Dr. Del Tito served as Senior Director, QC Operations at MedImmune Vaccines, Inc. (formerly Aviron, Inc.). From 1998 to 1999, Dr. Del Tito was director of biotechnology and microbiology at AAI, Inc. Dr. Del Tito has also held various positions at North American Vaccine, Inc., SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline), and Centocor, Inc. Dr. Del Tito graduated with a B.A. in Biology from Millersville University, a M.S. in Biochemistry from Western Kentucky University and a Ph.D. in Molecular Biology from Lehigh University.

(5)
Alan J. Wills joined Auxilium as Executive Vice President of Corporate Development in October 2010. Prior to Auxilium, Mr. Wills served as Vice President, Worldwide Strategy at Pfizer, Inc. from 2009 to 2010. Before joining Pfizer, Mr. Wills served as Vice President of Corporate Strategy at Bristol-Myers Squibb from 2001 to 2009. From 2000 to 2001, Mr. Wills served as Senior Vice President, Strategy, for United Behavioral Health and prior to that he was Vice President, Strategy, Business Development and Marketing for Lucile Packard Children's Hospital at Stanford Medical. From 1993 to 1998, Mr. Wills held various positions at Boston Consulting Group. Mr. Wills graduated with a bachelor's degree from the University of Oxford and earned his M.B.A. from Harvard Graduate School of Business Administration.

(6)
Mark A. Glickman joined Auxilium as Senior Vice President of Sales in February 2012 and was promoted to Executive Vice President, Sales and Marketing in July 2012. Prior to Auxilium, Mr. Glickman most recently served as Vice President of the medical device division of Otsuka America Pharmaceutical, Inc., a U.S. division of the Tokyo-based Otsuka Pharmaceutical Company. Before joining Otsuka, Mr. Glickman served as Senior Vice President of Sales and Marketing at Oscient Pharmaceuticals Corp., from 2007 to 2009. Before joining Oscient, Mr. Glickman served as Vice President of Sales at Bayer Healthcare's Diabetes Care Division. From 2001 to 2007 he held various positions including Director of Marketing, Regional Sales Director and Vice President of

  Sales at Kos Pharmaceuticals, Inc. Mr. Glickman received a B.A. in Political Science from the State University of New York, and earned his M.B.A. from New York University.

(7)
James P. Tursi has served as Auxilium's Chief Medical Officer since August 2011 and joined Auxilium as Auxilium's Vice President of Clinical Research and Development in March 2009. Prior to Auxilium, he served as Director of Medical Affairs at GlaxoSmithKline Biologicals from 2006 to 2009. Dr. Tursi entered the pharmaceutical industry serving as a Medical Director for Procter and Gamble Pharmaceuticals from 2004 to 2006. He practiced Medicine for over 10 years and created a medical education company, I Will Pass®, which assisted physicians in the process of board certification. Dr. Tursi received his Doctor of Medicine degree from the Medical College of Pennsylvania and completed his residency fellowship training at The Johns Hopkins Hospital.

(8)
Jennifer L. Armstrong joined Auxilium as Auxilium's Senior Vice President of Human Resources in July 2009 and joined the Executive Leadership Team in November 2011. Prior to Auxilium, Ms. Armstrong served as Senior Vice President, Human Resources and Corporate Communications at Genaera Corporation where she held various positions of increasing responsibility from January 1998 to June 2009. Ms. Armstrong holds a B.S in Corporate Communications and a M.S. in Arts Administration, both from Drexel University.

(9)
Elizabeth V. Jobes has served as Auxilium's Chief Compliance Officer since May 2012. Prior to Auxilium, she most recently served as Vice President and Chief Compliance Officer of Adolor Corporation from December 2008 until April 2012. Prior to that, Ms. Jobes served as Senior Director of Global Compliance at Cephalon, Inc., where she held various positions of increasing responsibility from April 2006 to December 2008. From September 1991 to March 2006, Ms. Jobes served as Assistant District Attorney for the Philadelphia District Attorney's Office. Ms. Jobes received a B.A. in International Politics from Pennsylvania State University and a J.D. from Rutgers University School of Law.

Director Compensation of Auxilium Directors

        The following table provides information concerning the compensation of Auxilium's non-employee directors for 2013. Directors who are employees of Auxilium receive no compensation for their services as directors or as members of Board committees.

2013 Director Compensation

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2)(3) ($)	Option Awards(4)(5) ($)	Total ($)
Mr. Brandt	72,500	71,850	35,949	180,299
Mr. Classon	95,698	103,652	35,949	235,299
Dr. Fetzer	80,000	71,850	35,949	187,799
Dr. Friedman	30,066	101,784	35,949	167,799
Ms. Lurker	65,000	71,850	35,949	172,799
Mr. McKee	92,500	71,850	35,949	200,299

(1)
Pursuant to the Board Compensation Program, which was amended and effective as of June 21, 2012 and described more fully below, each of the non-employee members of the Board (Mr. Brandt, Mr. Classon, Dr. Fetzer, Dr. Friedman, Ms. Lurker, and Mr. McKee) received an annual retainer of $50,000 for all services rendered as directors during 2013. The Chairman of the Board, Mr. Classon, received an additional retainer in the amount of $50,000, for a total annual retainer of $100,000. The retainer amount was paid in quarterly installments as of the last day of each calendar quarter. As described in footnote 2 below, directors may elect to receive some or all of their annual retainer in Auxilium common stock, so any such portion received in the form of Auxilium common stock is reflected in the "Stock Awards" column of this table. For Fiscal 2013, Mr. Classon elected to receive 25% of his annual retainers in Auxilium common stock and Dr. Friedman elected to receive 50% of his annual retainers in Auxilium common stock.

  For Fiscal 2013, each non-employee director serving as a chairperson or a member of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee or any Special Ad Hoc Committee received additional cash compensation as follows:

Committee	Retainer ($)
Audit and Compliance Committee
Chairman	30,000
Non-Chairman	15,000
Compensation Committee
Chairman	25,000
Non-Chairman	10,000
Nominating and Corporate Governance Committee
Chairman	10,000
Non-Chairman	5,000

Committee	Fee per Meeting ($)
Special or Ad Hoc Committee	1,500

(1)
Pursuant to the Board Compensation Program, as amended on June 21, 2012 and further amended on February 8, 2013 (the "Board Compensation Program"), each director may elect to receive shares of Auxilium common stock under Auxilium's Equity Compensation Plan in lieu of cash for all or a specified portion of the retainer and attendance fees earned each year. Each director must make the election prior to December 31 of the year preceding the year in which the fees will be earned, and no changes can be made to the election during the year for which the election has been made. For Fiscal 2013, Mr. Classon elected to receive 25% of his annual retainers in Auxilium common stock and Dr. Friedman elected to receive 50% of his annual retainers in Auxilium common stock. Retainer and attendance fees are paid quarterly in arrears. The number of shares to be issued to a director who has elected to receive a portion of his fees in common stock is determined by calculating the total fees owed for a given quarter and dividing that amount by the closing price of a share of Auxilium common stock on the last trading day of the quarter in which the fees were earned. In addition, also pursuant to the Board Compensation Program, as amended on June 21, 2012, each director received a grant of 5,000 shares of restricted stock on May 1, 2013, which vested on the date of the 2014 annual meeting. The value of this restricted stock grant, made in accordance with footnote 3 below, is $71,850 for each director. Directors may irrevocably elect to defer receipt of their annual stock grant until the end of their Board of Directors service. For the 2013 grants reflected in this column, Messrs. Classon, Fetzer, and McKee and Ms. Lurker elected to defer their 2013 stock grants.

(2)
This column shows the aggregate grant date fair value, computed in accordance with FASB ASC 718 for shares of Auxilium common stock issued in lieu of directors' fees in cash in 2013 and 5,000 restricted shares issued to each director. The grant date fair values of the stock awards have been determined based on the assumptions set forth in Auxilium's 2013 Consolidated Financial Statements (Note 16(g), Page 165) in Auxilium's Form 10-K as filed with the SEC.

(3)
This column shows the aggregate grant date fair value, computed in accordance with FASB ASC 718 for all stock option awards granted in 2013. The grant date fair values of the stock option awards have been determined based on the assumptions set forth in our 2013 Consolidated Financial Statements (Note 16(g), Page 165) in Auxilium's Form 10-K as filed with the SEC.

(4)
In Fiscal 2013, pursuant to the Board Compensation Program Auxilium also granted nonqualified stock options to purchase 5,000 shares of Auxilium common stock to each of Mr. Brandt, Mr. Classon, Dr. Fetzer, Dr. Friedman, Ms. Lurker, and Mr. McKee. The options have an exercise price of $14.37 per share, the closing market price of a share of Auxilium common stock on the date of grant, May 1, 2013. The options vest 100% on the date of Meeting. The total option awards outstanding and exercisable for each director as of December 31, 2013 are as follows: Mr. Brandt, 35,000; Mr. Classon, 315,000; Dr. Fetzer, 110,000; Dr. Friedman, 35,000; Ms. Lurker, 20,000; and Mr. McKee, 65,000.

        Auxilium implemented stock ownership guidelines and holding requirements for its directors as part of the Board Compensation Program such that each director must hold a number of shares equal to three times the retainer amount for directors until he or she ceases to be a director. The stock ownership requirement described in the preceding sentence must be satisfied by June 21, 2015 by non-employee directors elected to the Board of Directors at the Annual Meeting of Stockholders on June 21, 2012. For non-employee directors newly elected or appointed after June 21, 2012, such non-employee director will have three years from the date of their election or appointment to satisfy this stock ownership requirement.

        As described above under the heading "The Merger—Interests of Certain Persons in the Merger—Auxilium—Golden Parachute Compensation", to the extent that as a result of the merger described herein, those individuals who were Auxilium's directors during the twelve month period commencing six months before the consummation of the merger are subject to excise tax under Section 4985 of the Code, on the value of certain stock compensation held by them, Auxilium will provide such individuals with a payment with respect to such excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied.

        Auxilium does not currently anticipate any material change to the compensation of Auxilium directors once they become directors of New Auxilium.

Corporate Governance Principles and Policies

        Auxilium currently anticipates that following the completion of the merger, the corporate governance policies and practices of Auxilium will be adopted by the New Auxilium Board of Directors and will apply to New Auxilium, except as required by applicable law.

Executive Compensation of Auxilium Executive Officers

Compensation Discussion and Analysis

Introduction

        This Compensation Discussion and Analysis describes the material elements of Auxilium's executive compensation program for 2013 and explains how and why the Compensation Committee of the Board of Directors of Auxilium (the "Compensation Committee") made its compensation decisions for Auxilium's named executive officers for 2013. Auxilium's named executive officers are identified in the Summary Compensation Table that immediately follows this discussion and consist of Auxilium's Chief Executive Officer and President ("CEO"), Adrian Adams; Auxilium's Chief Financial Officer, James E. Fickenscher; and Auxilium's three other most highly compensated executive officers in 2013: Andrew I. Koven, Chief Administrative Officer and General Counsel; Alan J. Wills, Executive Vice President, Corporate Development; and James P. Tursi, M.D., Chief Medical Officer. On June 2, 2014, Auxilium announced that Mr. Fickenscher is leaving Auxilium and that his employment will end on August 15, 2014.

Executive Summary

        In 2012, Auxilium defined its corporate vision, strategic objectives and core values in order to create a performance and people-centric culture that Auxilium believed would be a foundation for growth as well as a solid platform for achieving the defined strategic corporate objectives. In defining Auxilium's strategic objectives and core values, Auxilium's goal was to align Auxilium's compensation program to reinforce Auxilium's pay-for-performance philosophy and reward high-performing employees with a focus on quantitative (the "what") and qualitative (the "how") performance metrics. For 2013, Auxilium continued to articulate performance metrics for incentive compensation consistent with Auxilium's strategic objectives to advance, as well as reinforce and build upon Auxilium's core values. Specifically, the Compensation Committee set goals for management designed to promote corporate growth through financial, R&D and CD&L objectives. Auxilium achieved significant strategic business successes during 2013 that furthered Auxilium's objectives to grow, including:

  •
  Issuing convertible debt and term loans, raising an aggregate of $625 million on favorable terms;

  •
  Completing the acquisition of Actient Holdings LLC ("Actient") in April 2013 which significantly diversified Auxilium's product portfolio by adding TESTOPEL, the only long-acting implantable testosterone replacement therapy, Edex , the leading branded non-oral drug for erectile dysfunction, Striant a buccal system for testosterone delivery, and Osbon ErecAid, a device for aiding erectile dysfunction, as well as a non-promoted respiratory franchise, including Theo-24 and Semprex -D, along with three other non-promoted products;

  •
  Completing an in-licensing transaction with VIVUS, Inc. ("Vivus") for the marketing rights to STENDRA, a new erectile dysfunction therapy, in the United States and Canada;

  •
  Obtaining approval for XIAFLEX for the treatment of Peyronie's disease ("Peyronie's") from the U.S. Food and Drug Administration ("FDA");

  •
  Completing a transaction with Sobi for the development, supply and commercialization of Xiapex in certain Eurasian countries;

  •
  Increasing stock price by 12% from December 31, 2012 and by 54% since the consummation of the Actient acquisition (measured as of January 17, 2014); and

  •
  Successfully integrating Actient and tracking well against the synergy goal of $20 million by the end of 2014.

        As a consequence of the foregoing achievements, Auxilium exceeded its corporate performance objectives for 2013. In determining named executive officer compensation for 2013, the Compensation Committee considered this performance against Auxilium's corporate objectives, as well as each named executive officer's individual performance, macroeconomic conditions generally, Auxilium's stock price appreciation and data from peer group companies compiled by Auxilium's independent compensation consultant, Radford. After reviewing the statistical data available to Auxilium, consulting Radford, and considering the objective and subjective metrics of management's performance, the Compensation Committee made the following decisions regarding named executive officer compensation for 2013:

  •
  In keeping with Auxilium's pay-for-performance philosophy: (i) the portion of the performance-based RSUs granted to Auxilium's named executive officers at the beginning of 2013 that could have been earned if Auxilium achieved a specified net income target (as adjusted following the Actient acquisition) were awarded at 100% of target; and (ii) the portion of the performance-based RSUs granted to Auxilium's named executive officers at the beginning of 2013 that could have been earned relating to the timing of the FDA approval of XIAFLEX for the treatment of Peyronie's were awarded at 50% of target based on the Compensation Committee's assessment of the quality and timing of the final label;

  •
  The Compensation Committee determined that 120% performance had been achieved with respect to the corporate achievement factor under the 2013 bonus plan, contributing in large part to bonus payouts to named executive officers ranging from 95% to 145% of target, as discussed in more detail under "—Short-Term Incentive Awards" below; and

  •
  Merit-based salary increases and stock option and RSU grants were awarded to the named executive officers based on each named executive officer's 2013 performance as discussed in more detail under "—Salary" and "—Long-Term Incentive Awards" below.

        The Compensation Committee also continued to evaluate Auxilium's executive compensation program and adopted stock ownership guidelines in 2013 and for 2014, the Compensation Committee adopted relative total shareholder return as a performance metric and moved to a three-year performance measurement period, as discussed in more detail under "—Long-Term Incentive Awards" below.

        On June 2, 2014, Auxilium announced that Mr. Fickenscher will be leaving Auxilium and that his employment will end on August 15, 2014. Generally, upon his termination Mr. Fickenscher is entitled to the severance benefits described below with respect to termination without cause. In addition to the previously disclosed severance benefits, Mr. Fickenscher and Auxilium reached an agreement with respect to his continued employment through August 15, 2014, whereby he will also receive a payment in an amount equal to 75% of his target bonus for fiscal year 2014 under Auxilium's 2014 incentive bonus plan, payable within 30 days of his termination date.

Results of 2014 Stockholder Advisory Vote on the Compensation of Named Executive Officers

        In May 2014, Auxilium held a stockholder advisory vote on the compensation of Auxilium's named executive officers, commonly referred to as a say-on-pay vote. Approximately 91% of stockholder votes cast in favor of Auxilium's say-on-pay resolution, in connection with the submission of Auxilium's 2014 annual proxy statement. Auxilium received feedback from proxy advisory firms and solicited feedback from select significant institutional investors with regard to Auxilium's compensation practices. Auxilium reviewed this feedback with Radford. As it did in 2013, the Compensation Committee reviewed Auxilium's peer group, employing a methodology the Compensation Committee has consistently applied, that aligns with Auxilium's strategic corporate objectives and core values for growing Auxilium. The Compensation Committee believes that the selection of the companies in the peer group is appropriate given Auxilium's stage of development, headcount, and market value and, especially with respect to the larger companies in Auxilium's peer group, reflects Auxilium's commitment to drive performance to the next level and the market in which Auxilium competes for the talent needed to achieve Auxilium's strategic objectives.

Compensation Philosophy

        Auxilium's compensation philosophy, which is set by the Compensation Committee, is designed to meet Auxilium's objectives of:

  •
  Creating a compensation structure that links a meaningful portion of total compensation to Auxilium's actual long-term performance against Auxilium's strategic objectives, and named executive officer individual performance and behavior consistent with, and in furtherance of, Auxilium's core values.

  •
  Providing competitive target levels of compensation for executive officers, taking into account the compensation paid in the marketplace at comparable companies and the compensation paid by members of Auxilium's peer group.

  •
  Encouraging the accumulation and maintenance of meaningful equity ownership, and alignment of executive and stockholder interests, by providing compensation that ties the interests of named executive officers to those of the Auxilium's stockholders by linking a significant portion of executive compensation directly to changes in stockholder value over time.

  •
  Providing compensation that will enable Auxilium to attract, motivate and retain superior talent over the long-term.

        Auxilium believes that providing a competitive compensation package to Auxilium's named executive officers is critical to achieving the foregoing objectives and delivering Auxilium's best results to Auxilium's stockholders.

Administration of Auxilium's Executive Compensation Program and Determination of Competitive Compensation

        The Compensation Committee administers Auxilium's executive compensation program. The Compensation Committee annually retains an independent compensation consulting firm. Since November 2006, the Compensation Committee has retained Radford as its independent compensation consultant. Radford reports to the Compensation Committee directly. To assist the Compensation Committee in its determination of whether the overall compensation packages for each of Auxilium's named executive officers are competitive, Radford provides the Compensation Committee with design alternatives for compensation programs, data regarding the compensation of named executive officers at companies in Auxilium's peer group, and proprietary survey data Radford collects annually regarding compensation paid to executives at similarly situated public life sciences companies. This data includes:

  •
  an analysis of each component of compensation as well as total cash compensation and total overall compensation;

  •
  a valuation of outstanding vested and unvested long-term incentive holdings;

  •
  a detailed analysis of the overall compensation programs and incentive programs Auxilium's peer group companies make available to their executives; and

  •
  a detailed total stockholder return analysis including a "CEO pay for performance analysis" to assure pay alignment with performance, both individually and as benchmarked against the peer group data.

        While the peer group data provided by Radford provides useful comparisons, the Compensation Committee uses the data as a guide, not as a rule, when establishing the compensation packages Auxilium provides to Auxilium's named executive officers and takes into account other factors as it deems appropriate. The list of peer companies used in the executive compensation analysis is annually reviewed and updated if deemed appropriate and approved by the Compensation Committee.

        In addition, Radford supplemented peer group data with broader life science market data from the Radford Global Life Sciences Survey for 2012 targeting public life sciences companies with headcount of 250 to 1,000 employees as well as only those members of Auxilium's peer group that participated in the survey, in each case, as a separate survey source, to further ensure comprehensive and competitive market data was evaluated. Radford ultimately selected companies most similar to Auxilium in terms of financial profile, stage of development and business focus.

        In late 2012, the Compensation Committee undertook a review of Auxilium's peer group and, with Radford's input, updated Auxilium's peer group companies to reflect industry consolidations and changes in Auxilium's projected headcount, financial profile and business focus. After the update, Auxilium's peer group companies consisted of the following:

• Acorda Therapeutics Inc.	• Isis Pharmaceuticals, Inc.
• Alkermes, Inc.	• Jazz Pharmaceuticals, Inc.
• Amylin Pharmaceuticals, Inc.	• Medicis Pharmaceutical Corporation
• BioMarin Pharmaceutical, Inc.	• Nektar Therapeutics
• Cubist Pharmaceuticals, Inc.	• Onyx Pharmaceuticals Inc.
• Dendreon Corporation	• Salix Pharmaceuticals, Ltd.
• Emergent BioSolutions, Inc.	• Seattle Genetics, Inc.
• Exelixis, Inc.	• The Medicines Company
• Human Genome Sciences Inc.	• United Therapeutics Corporation
• Incyte Corporation	• ViroPharma Incorporated

        At its February 7 and 8, 2013 meetings, the Compensation Committee made final decisions regarding merit-based salary increases for 2013 based on 2012 performance (as well as decisions regarding the bonus awards and long-term incentive awards granted in 2013 based on 2012 performance that were previously disclosed in last year's proxy) taking into account the comparative compensation data prepared by Radford using this late 2012 updated group of peer companies.

        In October 2013, Radford and the Compensation Committee again worked to update Auxilium's peer group companies to take into account comments from proxy advisory firms and direct feedback from certain of Auxilium's institutional stockholders as well as industry consolidations and changes in Auxilium's projected financial profile and business focus. This update allowed Radford to provide a report on executive compensation using the updated peer group list in preparation for a February 2014 meeting of the Compensation Committee at which time final decisions would be made regarding salary increases, bonus awards and long-term incentive awards for 2013 performance.

        Consistent with its practice in prior years, the Compensation Committee made its final compensation determinations for 2013 at its February 18, 2014 meeting. The Compensation Committee had reviewed progress with respect to the applicable performance metrics regularly throughout 2013 and its final determination followed several preliminary discussions of the Compensation Committee regarding 2013 compensation that were held during 2013 and early in 2014. At its February 18, 2014 meeting, the Compensation Committee determined 2013 short and long-term incentive awards and set base salaries and targets for bonus and long-term incentive awards for 2014.

        In order to update the companies in Auxilium's peer group, Radford first identified all publicly traded, U.S.-headquartered companies in the biotechnology and pharmaceutical industries with the following criteria, based on the relevant Auxilium data at the time Radford conducted its research and the Compensation Committee approved the peer group:

  •
  Biotechnology and specialty pharmaceutical companies;

  •
  Commercialized state of development;

  •
  Employee Size: ~ 1/3x (240) to ~ 3x (2,150);

  •
  Revenue: ~ 1/3x ($200M) to ~ 3x ($1,900M); and

  •
  Market Value: ~ 1/3x ($300M) to ~ 5x ($5B).

        In the past, market capitalization criteria ranged from ~ 1/3x to ~ 3x. However, Radford extended this filter for up to ~ 5x to provide for a more robust peer group. Auxilium believes that using a broad range of criteria to select Auxilium's peer group companies allows Auxilium's Compensation Committee to compare Auxilium to companies that represent a broader swath of the development and commercialization spectrum, since Auxilium's activities, products and product candidates comprise developmental, promotional, manufacturing, franchise development, out- and in-licensing and potential acquisition activities. The Compensation Committee believes that the selection of the companies in the peer group is appropriate given Auxilium's stage of development, headcount, and market value and, especially with respect to the larger companies in Auxilium's peer group, reflects Auxilium's commitment to drive performance to the next level and the market in which Auxilium competes for the talent needed to achieve Auxilium's strategic objectives.

        Radford next qualitatively evaluated and refined the comparator pool to identify each company's business focus and corporate strategy. Radford targeted commercial biotechnology and pharmaceutical companies that have a similar business profile to Auxilium, taking into account the number of employees, integrated sales and marketing functions, revenue, market value and strategy. In addition, Radford supplemented peer group data with broader life science market data from the Radford Global Life Sciences Survey for 2013, targeting public life sciences companies with revenues between $200 million and $2.5 billion as well as only those members of Auxilium's peer group that participated in the survey, in each case, as a separate survey source, to further ensure comprehensive and competitive market data was evaluated. Radford ultimately selected companies most similar to Auxilium in terms of financial profile, stage of development and business focus.

        After reviewing the methodology and individual peer group companies with Radford, the Compensation Committee approved the following changes to the peer group set forth above:

  •
  as a result of acquisitions, Amylin Pharmaceuticals, Inc., Human Genome Sciences Inc., and Medicis Pharmaceutical Corporation were removed for 2013;

  •
  Ironwood Pharmaceuticals, Inc., Myriad Genetics, Inc., Questcor Pharmaceuticals Inc., Santarus, Inc., Spectrum Pharmaceuticals, Inc. and Impax Laboratories, Inc. were added because of their close alignment with the selection criteria set forth above.

        This updated group of peer companies was used by Radford to prepare the comparative compensation data considered by the Compensation Committee in connection with its compensation decisions made regarding 2013 performance of Auxilium's named executive officers at its February 18, 2014 meeting and discussed below under "—Salary," "—Short-Term Incentive Awards" and "—Long-Term Incentive Awards".

        In addition to peer group data, "tally sheets" are created for each named executive officer in order to analyze the total opportunity for wealth accumulation that is available to each of Auxilium's named executive officers as supplemental data to the Radford report. Periodically, the tally sheets are provided to the Compensation Committee with the following information for each of Auxilium's named executive officers to the extent applicable to each named executive officer:

  •
  base salary;

  •
  bonus target;

  •
  options granted and vesting schedule;

  •
  sign on bonus;

  •
  relocation bonus;

  •
  restricted stock;

  •
  medical benefits;

  •
  retirement benefits;

  •
  car allowance;

  •
  individual disability benefit policy;

  •
  vacation/personal days/Auxilium holidays;

  •
  severance benefits; and

  •
  change of control benefits.

        Auxilium's Human Resources Department provided necessary information to Radford to match Auxilium positions against similar positions reported in the results for Radford's annual proprietary compensation survey to compile the annual compensation data for each named executive officer. Auxilium's Human Resources Department does not direct or oversee the activities of the compensation consultant retained by the Compensation Committee.

Independence of Compensation Consultant

        During its March 13, 2014 meeting, the Compensation Committee considered the independence of Radford in light of new SEC rules and proposed NASDAQ listing standards. The Compensation Committee requested and received a letter from Radford addressing Radford's independence and the independence of Radford's senior advisor involved in the engagement, including the following factors: (1) other services provided to Auxilium by Radford; (2) fees paid by Auxilium as a percentage of Radford's total revenue; (3) policies or procedures maintained by Radford that are designed to prevent a conflict of interest; (4) any business or personal relationships between the Radford senior advisor and a member of the Compensation Committee; (5) any Auxilium stock owned by the senior advisor; and (6) any business or personal relationships between Auxilium's executive officers and the senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by Radford and Radford's senior advisor involved in the engagement did not raise any conflict of interest.

Timing and Role of Named Executive Officers in Compensation Decisions

        Early in the calendar year, Auxilium's Board of Directors approves Auxilium's financial and operational objectives for that current year, which are used as the basis of the bonus plan that is approved by the Compensation Committee. The CEO sets individual objectives for each named executive officer for that current year. Each named executive officer's individual objectives relate to the corporate function for which such named executive officer is responsible and are intended to align with the financial and operational objectives set by Auxilium's Board of Directors so that each function is providing the support necessary to achieve such objectives. Generally, the Compensation Committee meets each February to determine the overall compensation package for each of Auxilium's named executive officers. In doing so, the Compensation Committee reviews the degree to which Auxilium achieved the goals set by Auxilium's Board for the prior year and the degree to which each of the named executive officers achieved their individual objectives for the prior year and their respective contributions to Auxilium's financial and operational objectives for the prior year. As part of this review, Auxilium's CEO provides a review of each named executive officer's performance as well as compensation recommendations to the Compensation Committee. He also provides his self-evaluation. The CEO does not make recommendations with respect to his own compensation. While the Compensation Committee utilizes this information, and values the CEO's observations with regard to the named executive officers other than himself, the ultimate decisions regarding executive compensation are made by the Compensation Committee.

        The Compensation Committee may review named executive officer compensation at such other times during the year as it deems appropriate, such as in connection with new appointments or promotions during the year.

Elements of Compensation

  General

        Auxilium's compensation package for Auxilium's named executive officers focuses on four principal elements:

  •
  salary;

  •
  short-term incentive awards;

  •
  long-term incentive awards; and

  •
  severance and change of control agreements.

        In administering the compensation program for Auxilium's named executive officers, the Compensation Committee attempts to strike what it believes to be an appropriate balance among the elements of Auxilium's compensation program to achieve the compensation objectives listed above. Each of the elements of the program is discussed in greater detail below.

        The Compensation Committee does not apply fixed weighting or formulas when it considers the criteria applied to each component of an individual named executive officer's overall compensation. Rather, the Compensation Committee exercises its judgment in determining the appropriate amount of each component of each named executive officer's overall compensation to align with Auxilium's pay-for-performance philosophy. With respect to compensation decisions based on 2013 performance, the Compensation Committee reviewed the compensation packages provided by Auxilium's peer companies when determining the components and levels of Auxilium's compensation packages for Auxilium's named executive officers in order to retain executives given the competitive environment of Auxilium's industry.

        In addition, in determining the overall levels of salary, short-term incentive awards and long-term incentive awards for named executive officers, the Compensation Committee also considers Auxilium's overall performance, talent management (including the recruitment and development of a diverse and superior talent pool), morale, and productivity of management. Unless Auxilium discloses otherwise in the future, the Compensation Committee intends to employ the methodologies described below when considering future grants of short-term and long-term incentive awards.

Salary

        The salary level for each named executive officer is based principally on the named executive officer's responsibilities. Auxilium generally seeks to position salaries for Auxilium's named executive officers so that the salary corresponds to the 50th percentile of salaries for comparable executive officers at Auxilium's peer companies as reflected in the data provided by Radford. In setting base salaries and determining whether a merit increase is warranted, the Compensation Committee also gives consideration to:

  •
  the named executive officer's experience and skill set;

  •
  the named executive officer's individual performance, which includes the overall performance of the department(s) for which such named executive officer is responsible as well as the named executive officer's level of achievement of his or her pre-determined individual performance objectives;

  •
  the degree to which the named executive officer's behavior was consistent with and enhanced Auxilium's core values;

  •
  prevailing economic conditions, both nationally and within the local region in which the individual works; and

  •
  internal pay equity.

        Taking these considerations into account, the Compensation Committee may vary the salary of a named executive officer from the 50th percentile. Auxilium believes that base salary is competitive if it is within a range of 10 percent above or 10 percent below the base salary amounts at the 50th percentile for comparable executives at Auxilium's peer companies; however, Auxilium may establish base salary at a level outside this range due to differences in experience, as well as variations in responsibilities, performance and capabilities. Most of Auxilium's named executive officers are below the 50th percentile but are within the 10 percent range described above.

        In determining whether to provide a merit-based salary increase to Auxilium's named executive officers for 2013 based on 2012 performance, the Compensation Committee considered the following factors: (i) the overall responsibilities of each named executive officer; (ii) the named executive officer's individual performance, which includes the overall performance of the department(s) for which such named executive officer is responsible as well as the named executive officer's level of achievement of his or her pre-determined individual performance objectives for 2012 discussed in detail under the "Short-Term Incentive Awards" section of the proxy statement for the 2012 annual meeting; and (iii) the named executive officer's overall compensation as compared with that paid to comparably positioned executive officers based on the late 2012 peer group data provided by Radford. Based on those considerations, the Compensation Committee approved merit-based salary increases in February 2013 to the named executive officers as indicated in the chart below.

Name	2012 Salary	2013 Merit Percentage Increase	2013 Salary
Adrian Adams	$650,000	3.0%	$670,000
James E. Fickenscher	$375,000	3.0%	$386,000
Andrew I. Koven	$425,000	3.5%	$440,000
Alan J. Wills	$355,000	3.1%	$366,000
James P. Tursi, M.D.	$385,000	3.1%	$397,000

        In determining whether to provide a merit-based salary increase to Auxilium's named executive officers for 2014 based on 2013 performance, the Compensation Committee considered the following factors:

  •
  the overall responsibilities, experience and skill set of each named executive officer;

  •
  the named executive officer's individual performance, which includes the overall performance of the department(s) for which such named executive officer is responsible as well as the named executive officer's level of achievement of his or her pre-determined individual performance objectives and contribution to the achievement of Auxilium's corporate objectives discussed in more detail under "—Short-Term Incentive Awards" below; and

  •
  the named executive officer's overall compensation as set forth on the tally sheets compared with that paid to comparably positioned executive officers based on the late 2013 peer group data provided by Radford and internal pay equity.

        Based on those considerations, the Compensation Committee approved merit-based salary increases in February 2014 to the named executive officers ranging from 3.0% to 9.0% as indicated in the chart below.

        In addressing Mr. Adams' base salary for 2014 the Committee noted he was substantially below the 25th percentile and considered his experience as a well-seasoned CEO and his strong performance in 2013.

Name	2013 Salary	2014 Merit Percentage Increase	2014 Salary
Adrian Adams	$670,000	9.0%	$730,000
James E. Fickenscher	$386,000	4.1%	$402,000
Andrew I. Koven	$440,000	4.1%	$458,000
Alan J. Wills	$366,000	3.8%	$380,000
James P. Tursi, M.D.	$397,000	3.0%	$409,000

  Short-Term Incentive Awards

        Auxilium's short-term incentive awards, or bonuses, are cash payments based upon:

  •
  Auxilium's annual financial and operational performance; and

  •
  each named executive officer's individual performance, which includes the overall performance of the department(s) for which such named executive officer is responsible as well as the named executive officer's level of achievement of his or her pre-determined individual performance objectives. Auxilium believes that Auxilium's short-term incentive program motivates Auxilium's named executive officers to meet and exceed the individual objectives defined by Auxilium's CEO and linked to the annual corporate goals which are established by Auxilium's Board of Directors.

        To determine bonuses for performance in fiscal 2013, the Compensation Committee reviewed peer group data and Radford's industry data regarding the percentage of salary payable as annual bonuses upon achievement of target goals for comparable executives at Auxilium's peer companies in order to establish compensation that rewards performance and serves to retain key contributors. Auxilium targets total cash (base salary plus target bonus) at the 50th percentile with the opportunity to earn up to the 75th percentile based upon significant companywide and individual performance. Auxilium accrues short-term incentive awards for each named executive officer at 100% target bonus, so those amounts are reflected in Auxilium's financial statements for the year ended December 31, 2013, although the actual awards are paid in the first quarter of 2014.

        In January 2013, the Compensation Committee approved the 2013 bonus plan (in which all employees are eligible to participate). The plan was intended to motivate employees to achieve business goals in 2013, allow Auxilium to attract and retain quality employees by remaining competitive in the local employment market and reinforce a pay-for-performance culture.

        An employee's target bonus is calculated by multiplying the employee's base salary in 2013 by the specified percentage that is the employee's target bonus percentage. Each named executive officer's bonus potential is based upon the percent achievement of performance on both corporate and individual objectives that are weighted based upon their individual ability to impact the corporate objectives due to their role and responsibilities within the organization. The percent achievement of corporate objectives is determined by the Compensation Committee based on its review of achievements under the 2013 bonus plan which is factored into the overall percent of achievement of objectives for each named executive officer. The CEO recommends an overall percent achievement of performance for named executive officers, other than the CEO, which is then determined and approved by the Compensation Committee based on performance against individual objectives established at the beginning of each year. The corporate achievement percentage can range from 0% to 200% and overall achievement percentage for each named executive officer can range from 0% to 200%, both based on evaluation of performance. Moreover, the Compensation Committee has the discretion to determine and approve all bonus payments. The 2013 bonus plan was initially established in January 2013. The corporate achievement percentage under the initial 2013 bonus plan was based on the following weighted metrics, reflecting financial and operational objectives approved by Auxilium's Board of Directors and designed to yield increased stockholder value:

  •
  15% weighting attributed to the XIAFLEX U.S. revenues;

  •
  15% weighting attributed to the Testim global revenues;

  •
  10% weighting attributed to the net income (excluding FASB ASC 718 expense) in fiscal 2013;

  •
  20% weighting attributed to FDA approval of XIAFLEX for the treatment of Peyronie's;

  •
  10% weighting attributed to all other R&D goals; and

  •
  30% weighting attributed to CD&L goals.

        During July 2013, changes were made to the initial 2013 bonus plan to add a target related to TESTOPEL revenues (a key product acquired through the Actient acquisition), adjust the net income targets to account for the impact of the acquisition of Actient, and add a target related to the achievement of 2013 run rate synergies achieved subsequent to the Actient acquisition. As a result of these changes the revised 2013 corporate objectives were as follows:

  •
  10% weighting attributed to the XIAFLEX U.S. revenues with a 70% performance payout resulting from the threshold for payout being met in fiscal 2013;

  •
  10% weighting attributed to the Testim global revenues with a 0% performance payout resulting from the threshold target not being met in fiscal 2013;

  •
  15% weighting attributed to TESTOPEL revenues with a 127% performance payout resulting from exceeding the target in fiscal 2013;

  •
  10% weighting attributed to the net income (excluding FASB ASC 718 expense) in fiscal 2013 with a 100% performance payout resulting from the target being met in fiscal 2013;

  •
  15% weighting attributed to achieving certain run rate synergies and cost savings following the Actient acquisition with a 167% performance payout resulting from exceeding the target in fiscal 2013;

  •
  20% weighting attributed to FDA approval of XIAFLEX for the treatment of Peyronie's with a 100% performance payout resulting from a December filing; and

  •
  20% weighting attributed to execution of one or more CD&L transactions that can contribute specified dollar amounts in revenues over time, with a 200% performance payout resulting from significantly exceeding the target in fiscal 2013.

        For purposes of the 2013 bonus plan, net income is calculated as follows:

        Net income is calculated in accordance with GAAP subject to the following adjustments: (i) any amortization and contingent consideration expense resulting from the application of purchase accounting with respect to an acquisition were excluded; (ii) the amounts of non-cash stock based compensation expense included in the profit and loss statement were excluded; (iii) any non-cash interest expense associated with outstanding convertible debt and $275 million in term loans were excluded from the profit and loss statement; (iv) any non-cash purchase accounting entries related to any step up in inventory values were excluded from the profit and loss statement; (v) any one-time costs associated with the acquisition of Actient and its subsidiary entities, including severance, holdback, transaction costs and integration costs were excluded from the profit and loss statement; (vi) any non-cash income tax benefit recorded at the time of the acquisition of Actient and its subsidiary entities were excluded from the profit and loss statement; and (vii) the impact of any other corporate development and licensing transactions consummated during the 2013 calendar were excluded.

        In order to determine the total short-term incentive award to each named executive officer for performance in 2013, the Compensation Committee, at its February 18, 2014 meeting, reviewed and considered:

  •
  the CEO's review of each named executive officer's performance in 2013 against individual objectives;

  •
  the complexity of a named executive officer's position;

  •
  new product development;

  •
  contributions to the achievement of strategically important goals;

  •
  improvements in operational efficiencies;

  •
  the degree to which behavior was consistent with and enhanced Auxilium's core values; and

  •
  other considerations that the Compensation Committee deemed relevant with respect to a particular named executive officer in its discretion.

        Other than for the CEO, the individual achievement percentage for each named executive officer under the 2013 bonus plan was based on the overall performance of the department(s) for which such named executive officer is responsible as well as the named executive officer's level of achievement of his or her pre-determined individual performance objectives agreed with the CEO at the beginning of 2013. These individual objectives were intended to align with the financial and operational objectives set forth in the 2013 bonus plan so that each function is providing the support necessary to achieve such objectives.

        Mr. Fickenscher is responsible for Finance and Information Technology. His 2013 individual objectives related to:

  •
  achieving fiscal year financial goals and ensuring cash requirements are maintained throughout the year;

  •
  developing and supporting IT solutions to increase efficiencies across the organization;

  •
  evaluating and implementing cost savings plans and processes across the organization; and

  •
  supporting the CD&L function to evaluate potential transactions.

        On June 2, 2014, Auxilium announced that Mr. Fickenscher is leaving Auxilium and that his employment will end on August 15, 2014.

        Mr. Koven is responsible for Legal, Government Affairs, Technical Operations and Quality. His 2013 individual objectives related to:

  •
  ensuring compliance with all legal and ethical standards as Auxilium executes Auxilium's business plan;

  •
  supporting the CD&L function by providing necessary legal support, guidance and advice on potential transactions;

  •
  overseeing the efficient, worldwide supply of development and commercial products; and

  •
  managing and monitoring any and all corporate litigation as well as developing contingency plans.

        Mr. Wills is responsible for Corporate Development and Licensing. His 2013 individual objectives related to:

  •
  conducting value-building business development transactions;

  •
  developing short, medium and long-term plans for business development activities;

  •
  evaluating new products for potential in-licensing and M&A opportunities; and

  •
  managing the process for potential out-licensing or co-promotion opportunities, as appropriate.

        Dr. Tursi is responsible for Clinical Development, Medical Affairs and Drug Safety. His 2013 individual objectives related to:

  •
  ensuring successful implementation of key R&D and Medical Affairs projects;

  •
  leading all clinical activities to successfully achieve approval of XIAFLEX in Peyronie's from the U.S. Food and Drug Administration;

  •
  expanding the Medical Affairs function to support Auxilium's product portfolio; and

  •
  maintaining progress on all clinical development studies within agreed upon timelines.

        In February 2014, the Compensation Committee determined that 120% performance had been achieved with respect to the corporate achievement factor and reviewed the overall individual achievement of objectives for each named executive officer. After considering overall Auxilium and individual performance, as well as stock price performance, the Compensation Committee awarded cash bonuses to Auxilium's named executive officers for performance in 2013 as set forth below:

Officer	2013 Target Bonus %	2013 % Achievement of Objectives	2013 Cash Bonus	2013 Cash Bonus (as % of 2013 Base Salary)	2013 Actual Bonus as % of Target Bonus
Adrian Adams	100%	130%	871,000	130%	130%
James E. Fickenscher	50%	126%	242,698	63%	126%
Andrew I. Koven	50%	130%	287,100	65%	130%
Alan J. Wills	45%	145%	238,815	65%	145%
James P. Tursi, M.D.	45%	124%	221,883	56%	124%

  Long-Term Incentive Awards

        In accordance with Auxilium's pay-for-performance philosophy, the long-term incentive awards are equity grants, historically in the form of grants of stock options, restricted stock units (RSUs) and performance-based RSUs that are based directly upon both corporate performance and the individual performance of the named executive officer. Auxilium believes that providing Auxilium's named executive officers with equity awards aligns their interest with those of Auxilium's stockholders. For 2013, the Compensation Committee continued using a combination of stock options and time-based RSUs that are awarded based directly upon both corporate performance and the individual performance of the named executive officer, as well as separate performance-based RSUs that vest based on attainment of corporate performance goals to reduce the share overhang and dilution associated with the use of stock options as the primary equity compensation vehicle.

        The 2013 equity grants to Auxilium's named executive officers were based on 2013 performance and were comprised of three components:

  •
  The first component was a grant of performance-based RSUs issued at the beginning of 2013, that were to be earned based upon attainment of two performance goals, weighted as follows: 50% weighting on attaining a specific net income number for the year ending December 31, 2013, and 50% weighting based on FDA approval of XIAFLEX for treatment of Peyronie's with a quality label. The performance goals had been established by the Compensation Committee at its February 7, 2013 meeting. The net income target was adjusted at the Compensation Committee's July 2013 meeting to account for the impact of the Actient acquisition. Net income for this purpose is calculated in the same manner as described under the "—Short-Term Incentive Awards" section above.

        Based on Auxilium's 2013 results, at its meeting in February 2014, the Compensation Committee determined that the performance goal for the 2013 performance-based RSU awards for Auxilium's named executive officers relating to net income had been met at target. The Compensation Committee determined that the performance goal relating to FDA approval of XIAFLEX for treatment of Peyronie's with a quality label had also been partially met. As a consequence, the Compensation Committee awarded the number of shares to each named executive officer at 100% of the target number of shares attributable to the net income goal and 50% of the target number of shares attributable to FDA approval of XIAFLEX for treatment of Peyronie's with a quality label goal for completing the filing prior to December 31, 2013 but later than certain earlier target dates. The following table shows for each named executive officer the target number of performance-based shares that could have been earned, the maximum number of performance-based shares that could have been earned, and the number of performance-based shares actually granted to the named executive officers for 2013 performance.

Officer	2013 Target Number of Performance- Based Shares— Net Income	2013 Maximum Number of Performance- Based Shares— Net Income	2013 Actual Number of Performance- Based Shares Granted— Net Income	2013 Target Number of Performance- Based Shares— FDA Approval of XIAFLEX for treatment of Peyronie's and quality label	2013 Maximum Number of Performance- Based Shares— FDA Approval of XIAFLEX for treatment of Peyronie's and quality label	2013 Actual Number of Performance- Based Shares Granted—FDA Approval of XIAFLEX for treatment of Peyronie's and quality label
Adrian Adams	15,850	23,775	15,850	15,850	23,775	7,925
James E. Fickenscher	4,250	6,375	4,250	4,250	6,375	2,125
Andrew I. Koven	4,250	6,375	4,250	4,250	6,375	2,125
Alan J. Wills	4,250	6,375	4,250	4,250	6,375	2,125
James P. Tursi, M.D.	4,250	6,375	4,250	4,250	6,375	2,125

        In keeping with Auxilium's pay-for-performance philosophy, Auxilium's named executive officers forfeited the unearned shares comprising the remainder of the maximum possible award as a result of not achieving certain aspects of the stretch performance criteria.

        The shares of Auxilium's common stock issued with respect to the above performance-based RSU awards: (i) vest 33% on February 18, 2014 with the balance vesting 33% on February 18, 2015 and 34% on February 18, 2016; and (ii) are governed by Auxilium's 2004 Equity Compensation Plan, as amended and restated (the "Equity Compensation Plan") and standard form performance-based RSU grant agreement. Auxilium's Compensation Committee believes that three-year vesting of performance-based restricted stock helps keep Auxilium's named executive officers aligned with the long-term performance of Auxilium and the long-term interests of Auxilium's stockholders.

  •
  The second and third components of Auxilium's long-term incentive awards consisted of a combination of a grant of stock options and a grant of RSUs that was determined and approved by the Compensation Committee in early 2014 based on the Committee's evaluation of the corporate and each individual named executive officer's performance during 2013. The stock option and RSU grants based on 2013 performance were issued to each named executive officer at a meeting in February 2014. Stock options will vest 25% per year over the next four years while RSUs will vest 331/3% per year over the next three years. As with performance-based RSUs, Auxilium's Compensation Committee believes that multi-year vesting of stock options and RSUs helps keep Auxilium's named executive officers aligned with the long-term performance of Auxilium and the long-term interests of Auxilium's stockholders. The Compensation Committee determined to grant a combination of stock options and time-based RSUs in 2014 with respect to 2013 performance, in addition to performance based RSUs for 2014, as described in more detail below, to address overhang and dilution issues associated with the use of stock options.

        To determine long-term incentive awards for 2013 performance, Auxilium's Compensation Committee reviewed peer group data regarding long-term incentive awards to comparable executives at Auxilium's peer companies. The Compensation Committee generally seeks to position long-term incentive awards, based on performance for Auxilium's named executive officers, so that the stock option awards correspond to the 50% percentile with the opportunity to earn up to between the 60th and 75th percentiles of long-term incentive awards for comparable executives in Auxilium's peer group based on the data provided by Auxilium's Radford, through performance share awards which are earned contingent upon significant individual and corporate performance.

        Long-term incentive awards are considered an important complement to the elements of Auxilium's named executive officers' compensation because they align the named executive officers' interests with stockholders' interests. A principal factor influencing the market price of Auxilium's stock is Auxilium's performance as reflected in Auxilium's sales, earnings, cash flow and other results. By granting stock options and RSUs to Auxilium's named executive officers, Auxilium believes Auxilium's named executive officers are encouraged to increase stockholder value because the value of the stock options and RSUs is dependent on the market performance of Auxilium's common stock following the date of grant. The decision as to whether to grant options, restricted stock and/or RSUs is made after an evaluation of what form or mix of equity instruments is needed as a retention/incentive tool for the individual named executive officer based upon industry practice, market conditions and the nature of the individual named executive officer's expertise at the time the award is considered. Auxilium's stockholders have approved the plan under which such awards are made. The exercise price of Auxilium's option grants equals the closing market price of Auxilium's stock on the date of such grant, or if there were no trades on that date, the latest preceding date upon which a sale was reported. The effective date of the grant is the date of the meeting of the Compensation Committee at which the grants are approved.

        With respect to a newly hired named executive officer, his or her employment agreement, which is approved by the Compensation Committee, specifies that any grant of stock options, restricted stock and/or RSUs is effective on the later of the effective date of the employment agreement or the date on which the named executive officer commences employment with Auxilium and that the exercise price of any option grant equals the closing market price of Auxilium's stock on the date of such grant. The standard options granted by the Compensation Committee to named executive officers generally vest at a rate of 25% per year over the first four years and restricted stock and time-based RSUs generally vest at a rate of 331/3% per year over the first three years. If Auxilium experiences a change of control, unless the acquiror in such change of control transaction assumes outstanding options in connection with such transaction (or replaces such options with comparable options), the options will vest and become fully exercisable upon the consummation of such change of control transaction. Vesting is based solely on the passage of time and is not performance based. Auxilium believes that this vesting period provides a meaningful incentive to Auxilium's named executive officers to continue their employment with Auxilium.

        Options will only yield income to the named executive officer if the market price of Auxilium's stock is greater at the time of exercise than it was on the date of grant. Awards of time-based RSUs vest based on satisfaction of the service-based vesting requirements specified by the Compensation Committee. In addition, if Auxilium experiences a change of control, unless the acquiror in such change of control transaction assumes outstanding RSUs in connection with such transaction (or replaces such RSUs with comparable RSUs), the RSUs will vest upon the consummation of such change of control transaction. In addition, awards of time based RSUs for Auxilium's named executive officers contain a deferral feature that allow Auxilium's named executive officers to elect to defer the receipt of shares underlying the award in accordance with the requirements of section 409A of the Internal Revenue

Code to the earliest of a future fixed date, separation from service or a change of control. The Committee determined to include this deferral feature to assist Auxilium's named executive officers in meeting the new ownership guidelines described in more detail below. Awards of performance-based RSU awards are not earned and do not vest until one or more performance metrics specified by the Compensation Committee are achieved, and subsequent service based vesting requirements set by the Compensation Committee are satisfied or if Auxilium experiences a change of control and Auxilium's Compensation Committee determines that the applicable performance metrics would otherwise have been met as described in more detail below. Auxilium selects goals that are closely linked to creation of stockholder value as performance metrics, thereby aligning the goals of the executive with Auxilium's goals. Auxilium has historically chosen to use performance metrics linked to product and revenue based goals, as Auxilium believes they are directly linked to increasing value to Auxilium's stockholders by driving stock price. Grants of options and awards of restricted stock and RSUs provide inducements to the named executive officers to remain over the long-term, enhance corporate performance and, correspondingly, enhance stockholder value.

        When determining whether to make grants of stock options or awards of restricted stock or RSUs (or a combination), as well as the size of such grants or awards, for fiscal 2013 the Compensation Committee considered:

  •
  peer group data;

  •
  the compensation consultant's recommendation of a blend of market competitive equity awards as a percent of Auxilium's outstanding share ownership to evaluate the total potential executive ownership levels;

  •
  the Compensation Committee's assessment of each individual named executive officer's contribution to the long-term health and growth of Auxilium during fiscal 2013;

  •
  retention considerations;

  •
  the Compensation Committee's experience with the competitive labor market in Auxilium's industry;

  •
  overhang and dilution associated with the use of a particular equity award type; and

  •
  any other considerations that the Compensation Committee deemed relevant with respect to a particular individual named executive officer, including the accomplishment of operational missions, new product development, improvements in operational efficiencies and contributions to strategically important goals.

        At its February 18, 2014 meeting, based upon the Compensation Committee's assessment of Auxilium's performance and the performance of the named executive officers for 2013 taking into account input from Auxilium's CEO, the Compensation Committee approved the nonqualified stock option awards ("2014 Stock Option Award") and RSU awards ("2014 RSU Award") to Auxilium's named executive officers as listed below. The Compensation Committee determined the size of the awards for each of Auxilium's named executive officers based on their performance for 2013 and to continue to align incentives with delivery of value to stockholders in the future.

Named Executive Officer	Title	# of Shares Underlying Standard Nonqualified Stock Option Award(1)	# of Shares Underlying Standard Restricted Stock Unit Award(2)
Adrian Adams	Chief Executive Officer and President	156,500	62,500
James E. Fickenscher	Chief Financial Officer	37,000	15,000
Andrew I. Koven	Chief Administrative Officer and General Counsel	40,600	16,300
Alan J. Wills	Executive Vice President, Corporate Development	35,000	14,500
James P. Tursi, M.D.	Chief Medical Officer	35,000	14,500

(1)
Each 2014 Stock Option Award (i) has an exercise price of $28.30 per share for all stock option awards. In each case, the exercise price per share is the closing price of a share of Auxilium's common stock on the date of grant (February 18, 2014 for all named executive officers) and (ii) vests 25% one year after the date of grant with the balance vesting in three equal annual installments thereafter. The nonqualified stock option awards are governed by Auxilium's Equity Compensation Plan, standard form nonqualified stock option agreement, including provision for immediate vesting upon a change of control, unless the acquiror in such change of control transaction assumes outstanding options in connection with such transaction (or replaces such options with comparable options) and/or pursuant to the terms of the executive's employment agreement, a copy of which was previously filed with the SEC.

(2)
Each 2014 RSU Award, vests 331/3% 13 months after the date of grant with the balance vesting in two equal annual installments on each anniversary of the date of grant thereafter. The 2014 RSU Awards are governed by Auxilium's Equity Compensation Plan, standard form RSU agreement for executive officers, including provision for deferral if elected by the executive and provision for immediate vesting upon a change of control, unless the acquiror in such change of control transaction assumes outstanding RSUs in connection with such transaction (or replaces such RSUs with comparable RSUs) and/or pursuant to the terms of the executive's employment agreement, a copy of which was previously filed with the SEC.

        In addition, at its February 18, 2014 meeting, the Compensation Committee approved performance-based RSU awards for Auxilium's named executive officers to provide an incentive for Auxilium's named executive officers to drive future performance. The Compensation Committee approved a performance share long-term incentive award program based on a 3-Year Relative Total Shareholder Return (the "2014 TSR Program"). The 2014 TSR Program is designed to be an outperformance program by benchmarking Auxilium's relative total shareholder return against that of the 75th percentile of the S&P Composite 1500- Pharmaceuticals, Biotechnology & Life Sciences Index (the "Reference Index"). The Compensation Committee believes that the 2014 TSR Program enhances and refines the performance incentives provided to the named executive officers by incenting management to promote long-term shareholder return that is above that of the Reference Index on a relative basis. Grants under the 2014 TSR Program consist of RSUs under the Equity Compensation Plan. The RSUs vest on the earlier of December 31, 2016 and a Change of Control, as defined in the Equity Compensation Plan. The number of shares of Auxilium's common stock contained in each RSU actually earned pursuant to the respective grant is based upon Auxilium achieving a total shareholder return relative to the Reference Index equal to that of the 75th percentile of the Reference Index for the period from January 1, 2014 to the earlier of December 31, 2016, or a Change of Control. Depending upon the level of achievement of the performance goal, Mr. Adams can receive from 29,000 to 87,000 shares, and the other named executive officers from 12,000 to 36,000 shares; provided that if the threshold level for the performance goal, as set by the Compensation Committee is not achieved, no shares of Auxilium's common stock can be earned under the foregoing performance-based RSU awards. These performance-based RSU awards are part of each executive's 2014 compensation. In connection with the change from a performance-based RSU grant program that measures performance over one-year to a long-term incentive program that measures performance over three years, Auxilium's named executive officers lost the opportunity to earn annual grants during the first two years of the program. In order to at least partially compensate the named executive officers for the two years of potential lost opportunity to be awarded performance-based RSUs, the Compensation Committee awarded a larger target number of shares under the initial awards. The Compensation Committee believes that a longer term measurement period helps further align management with stockholders and also helps incentivize management to focus on long-term value creation.

        Upon achievement of the performance goal, as determined by the Compensation Committee at its meeting, expected to be held in the first quarter of 2017, the amount of the award would be approved and shares of Auxilium's common stock would be issued within sixty days following the end of the performance period. Auxilium's ability to achieve the targets is difficult to predict. While Auxilium believes the targets are achievable, they represent a significant stretch over 2013 performance and are subject to the continually changing dynamics associated with the overall volatility of the market, as well as the other risks associated with Auxilium as disclosed in Item 1A of Auxilium's 2013 Form 10-K as filed with the SEC on February 28, 2014. The performance-based RSU awards are governed by Auxilium's Equity Compensation Plan and the standard form performance-based RSU grant agreement evidencing the 2014 performance-based RSU awards.

Special Cash and Stock Grants and Perquisites

        Auxilium generally does not provide Auxilium's named executive officers with perquisites. However, in connection with the arm's length negotiation of Mr. Koven's employment agreement at the time he commenced employment with Auxilium in February 2012, Auxilium agreed to provide him with a housing stipend, as well as reimbursement for commuting expenses, and to gross him up on the taxes owed on each of the foregoing items. Auxilium agreed to provide these benefits to Mr. Koven as Auxilium viewed his role as more strategic in nature and greater than that of general counsel and critical to the future success of Auxilium. For further detail on these amounts, see "All Other Compensation" in the Summary Compensation Table.

Stock Ownership Guidelines

        Effective February 1, 2013, Auxilium adopted formal stock ownership guidelines for Auxilium's named executive officers that require each named executive officer to hold a number of shares equal to one times his or her annual base salary (three times annual base salary for Auxilium's Chief Executive Officer) by the fifth anniversary of the effective date of such ownership guidelines or, in the case of newly appointed named executive officers, of the date upon which a named executive officer is first hired or appointed and shares must be held until separation from service. Each existing named executive officer must satisfy this stock ownership requirement by January 31, 2018. To the extent that a named executive officer fails to satisfy the equity ownership requirements provided above, the named executive officer will be required to retain all shares of Auxilium stock received as a result of any awards granted to him or her, in either case, net of any shares sold or withheld in order to pay the exercise price of an option, if applicable, and any applicable tax withholding, until the date on which the named executive officer ceases to be an employee. See the table entitled "Security Ownership of Certain Beneficial Owners and Management" for information regarding the holdings of common stock of Auxilium's current named executive officers.

        In addition, Auxilium implemented stock ownership guidelines and holding requirements for Auxilium's non-employee directors in June 2012 that require each non-employee director to hold a number of shares equal to three times the annual retainer for non-employee directors (the annual retainer is currently $100,000 for the Chairman of the Board of Directors and $50,000 for all other non-employee directors) by June 2015 or, for newly appointed or elected non-employee directors, the third anniversary of the date upon which a director is first appointed or elected.

Clawback Policy

        Auxilium has not yet adopted a formal clawback policy for equity awards because Auxilium awaits the issuance of clarifying regulations by the SEC regarding required elements of any such clawback policy. As required by section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Auxilium does intend to adopt a clawback policy upon issuance by the SEC of final rules regarding clawbacks. All newly granted equity award agreements include reference to the requirement that such awards will be subject to any compensation, clawback and recoupment policies that may be applicable to the grantee as an employee, as in effect from time to time and as approved by Auxilium's Board or a duly authorized committee thereof, whether or not approved before or after the date such equity award was granted.

Employment Agreements and Potential Payments Upon Termination or a Change of Control

  Employment Agreements

        Auxilium has entered into employment agreements with each of Auxilium's named executive officers. These agreements set forth the terms of the named executive officer's employment and provide severance benefits upon certain types of termination of employment. These agreements are designed to be a part of a competitive compensation package. Auxilium believes that entering into employment agreements with Auxilium's named executive officers that provide severance benefits upon an involuntary termination of employment provides financial security in the event of a termination without cause, or by the executive with "Good Reason". Each named executive officer's employment agreement also provides for certain payments and benefits upon a change of control. Auxilium believes that the change of control severance benefits under the employment agreements with Auxilium's named executive officers promote management stability. Absent such arrangements, there is an increased risk that Auxilium's named executive officers may be encouraged to seek other employment opportunities if they become concerned about their employment security following a potential or actual change of control. See "—Potential Payments Upon Termination or Change of Control" below for detailed descriptions of the provisions in the employment agreements of Auxilium's named executive officers related to severance payments and payments made in the event of a change of control. Additionally, the employment agreements include non-competition, confidentiality, development, assignment, and non-solicitation covenants.

        In December 2013, Auxilium amended Mr. Adams employment agreement to provide the following new terms:

  •
  The requirement to comply with Auxilium's code of conduct and Auxilium's insider trading policy and any Auxilium policies was explicitly incorporated into the agreement.

  •
  In involuntary termination situations (including resignation for good reason and failure by Auxilium to renew the term of the agreement), the post-termination exercise period for options was extended to 12 months in order to accommodate the new 90-day trading prohibition in Auxilium's insider trading policy.

  •
  Unless an acquiror in a change of control transaction assumes outstanding equity awards in connection with such transaction (or replaces them with comparable equity awards), all outstanding equity awards will vest (and become fully exercisable if applicable) upon the consummation of such change of control transaction. Vesting of performance awards will be dictated by the terms of the performance award agreements.

  •
  The non-competition covenant was expanded to accommodate the geographic expansion of Auxilium's business.

        In addition, also in December 2013, Auxilium amended the employment agreements in place for Auxilium's other named executive officers to provide for the new terms described above with respect to Mr. Adams employment agreement as well as the following additional new terms:

  •
  Resignation due to good reason both before and after a change of control will trigger the right to receive severance benefits.

  •
  The definition of good reason was amended to include the failure to renew the employment agreement.

  •
  A contractual right to indemnification is included.

  •
  Attaches to the agreement the form of release that must be signed on involuntary termination (including resignation for good reason and failure by Auxilium to renew the term of the agreement) in order to receive severance.

  Potential Payments Upon Termination or Change of Control

        All of Auxilium's outstanding equity award agreements that vest based on the passage of time have been amended to provide that unless an acquiror in a change of control transaction assumes outstanding equity awards in connection with such transaction (or replaces them with comparable equity awards), all outstanding equity awards will vest (and become fully exercisable if applicable) upon the consummation of such change of control transaction. Vesting of performance awards will be dictated by the terms of the performance award agreements.

        The employment agreements with Auxilium's named executive officers provide for payments and other benefits if Auxilium terminates their employment without cause, if Auxilium fails to renew the term of the employment agreements, or they resign from employment for "good reason". None of the employment agreements provides for a gross-up of excess parachute payments within the meaning of section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). The employment agreements include a modified cutback so that any parachute payments to the named executive officers are reduced in the event the named executive officer would be subject to an excise tax under section 4999 of the Code if such reduction would provide a greater net after-tax amount, after taking into account all taxes, including the excise tax. See below for detailed descriptions of the provisions in the employment agreements of Auxilium's named executive officers related to severance payments and payments made in the event of a change of control.

        Each of the named executive officer's employment agreements may be terminated by Auxilium at any time for cause or upon 30 days written notice (or pay in lieu of notice) without cause. Under the agreements, if a named executive officer's employment ends for any reason, or if Auxilium fails to renew an executive employment agreement at the end of the current term, Auxilium will pay compensation and benefits that are earned, accrued and due as of the date of termination. If Auxilium terminates the employment of any of the named executive officers other than Mr. Adams without cause or the named executive officer resigns for good reason, or if Auxilium fails to renew the term of the employment agreements, Auxilium will be obligated to pay to that named executive officer severance equal to twelve months of the named executive officer's base salary plus the average of the annual bonus paid to that named executive officer for the two fiscal years preceding the fiscal year in which that named executive officer's termination of employment occurred. If Auxilium terminates the employment of Mr. Adams without cause or if he resigns for good reason, or if Auxilium fails to renew the term of his employment agreement, Auxilium will be obligated to pay to Mr. Adams severance equal to 1.5 times his base salary plus the greater of (i) the average annual bonus paid to Mr. Adams for the two fiscal years preceding the fiscal year in which Mr. Adams's termination of employment occurs or (ii) the annual bonus paid by Auxilium to Mr. Adams for the fiscal year preceding the fiscal year in which his termination of employment occurs, in each case, payable in equal monthly installments. In addition, provided that the named executive officer is eligible for and elects COBRA continuation coverage, Auxilium will reimburse the named executive officer for the monthly COBRA costs of continued coverage for the named executive officer (including where applicable his or her spouse and dependents) during the applicable twelve-month (for executives other than Mr. Adams) or eighteen-month period (for Mr. Adams), less the amount the named executive officer would be required to contribute for such health coverage if an active employee. All outstanding stock options and stock awards held by Mr. Adams at the date of termination of employment that would have otherwise become vested and exercisable during the severance period will become vested and exercisable as if he had remained employed during the severance period. Absent a change of control, all other named executive officers forfeit any stock option and awards that are unvested as of their date of termination. For all named executive officers, the vested portion of any stock options is exercisable for 12 months from the date of termination.

        For purposes of the employment agreements, cause is defined generally to mean:

  •
  conviction of, or a plea of guilty to, a felony;

  •
  intentional and continual failure by the named executive officer to perform his or her material duties, which failure has continued for 30 days after written notice is given to the named executive officer;

  •
  willful misconduct; or

  •
  material breach by the named executive officer of the non-competition, non-disclosure, development assignment or non-solicitation covenants in the agreement.

        In addition, in the case of Mr. Adams, if a termination without cause or resignation for good reason were to occur within three months prior to a change of control and such termination is in contemplation of such change of control, Mr. Adams would additionally receive a lump sum severance payment in an amount equal to the difference between the payments he would be entitled to under a termination before a change of control and the severance payment as a result of a change of control, as described below. Additionally, all outstanding stock options and stock awards held by Mr. Adams at the date of termination of employment that would have otherwise become vested (and exercisable to the extent applicable) during the severance period will become vested and exercisable as of the date of the change of control, as if Mr. Adams had remained employed. The employment agreements also provide for payments and other benefits if Auxilium terminates the named executive officers' employment without cause, or if the named executive officer terminates employment for "good reason," in each case during the one-year period after a change of control of Auxilium occurs. In such event, the named executive officer will be entitled to the following change of control severance benefits:

  •
  a lump sum payment equal to:

  •
  2.5 times base salary plus 2.5 times average annual bonus in the case of Auxilium's CEO, Mr. Adams; or

  •
  1.5 times the named executive officer's base salary plus 1.5 times the named executive officer's average annual bonus in the case of Auxilium's other named executive officers;

  •
  provided that the named executive officer is eligible for and elects COBRA continuation coverage, Auxilium will reimburse the named executive officer for the monthly COBRA costs of continued coverage for the named executive officer (including where applicable his or her spouse and dependents) during the applicable eighteen-month period, less the amount the named executive officer would be required to contribute for such health coverage if an active employee; provided, however, that for Auxilium's CEO, following the eighteen-month period, if he secures an individual policy for health coverage for himself (including where applicable his spouse and dependents), Auxilium will reimburse him for the monthly cost of such coverage for the period commencing on the first day following the eighteen-month period and ending six months thereafter; and

    •
    immediate vesting of all outstanding options and stock awards, other than awards that vest based on attainment of performance criteria, which awards will vest in connection with a change of control on the terms set forth in the grant agreement evidencing such awards, as described in more detail above under the section entitled "—Long-Term Incentive Awards".

        For purposes of the employment agreements, good reason generally includes Auxilium's failure to renew the employment agreement, a substantial reduction of the named executive officer's duties and responsibilities, relocation to a place of employment more than 50 miles from the named executive officer's previous place of employment or material reduction in the named executive officer's base salary.

        In general, a change of control includes:

  •
  the acquisition of more than 50% of Auxilium's outstanding voting securities by any person, entity or group;

  •
  a merger, unless the holders of Auxilium's voting shares immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

  •
  a sale of all or substantially all of Auxilium's assets; and

  •
  if, after the date on which the agreements are entered into, directors are elected to Auxilium's Board of Directors such that a majority of the members of Auxilium's Board will have been members of Auxilium's Board for less than two years, unless the election or nomination of each new director was approved by at least two-thirds of the directors then in office at the beginning of the two-year period.

        The merger with QLT described herein will not constitute a change in control under any Auxilium employment agreements, equity incentive plans or other compensation arrangements.

Tax Considerations

        Under section 162(m) of the Code, a publicly held corporation may not deduct more than $1 million in a taxable year for compensation paid to the CEO and other named executive officers listed on the Summary Compensation Table. Auxilium's policy is generally to preserve the federal income tax deductibility of compensation paid to Auxilium's named executive officers, and certain of Auxilium's equity awards have been structured to preserve deductibility under section 162(m) of the Code. Nevertheless, Auxilium retains the flexibility to authorize compensation that may not be deductible if Auxilium believes it is in Auxilium's best interests. While Auxilium believes that all compensation paid to Auxilium's executives in 2013 was deductible, some portion of compensation paid in future years may not be deductible as a result of section 162(m) of the Code. In the event of a change of control, payments to a named executive officer may be subject to an excise tax, and may not be deductible by Auxilium, under sections 280G and 4999 of the Code. Effective in December 2010, all named executive officers who joined Auxilium prior to November 2008 executed amended employment agreements to remove the provisions related to the gross-up of excess parachute payments within the meaning of section 280G of the Code. The amended employment agreements now include a modified cutback so that any parachute payments to the named executive officers are reduced in the event the named executive officer would be subject to an excise tax under section 4999 of the Code if such reduction would provide a greater net after-tax amount, after taking into account all taxes, including the excise tax. As described above under heading "The Merger—Interests of Certain Persons in the Merger—Auxilium—Golden Parachute Compensation", to the extent that as a result of the merger described in this prospectus, those individuals who were Auxilium's executive officers during the twelve month period commencing six months before the consummation of the merger are subject to excise tax under Section 4985 of the Code, on the value of certain stock compensation held by them, Auxilium will provide such individuals with a payment with respect to such excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied. Furthermore, these gross-up payments will not cover any capital gains tax imposed on the exchange of any Auxilium shares held by its directors or executive officers, and such directors and executive officers will be responsible for paying such capital gains tax just like all other Auxilium shareholders.

Compensation of Executive Officers

  Summary Compensation Table

        The table below summarizes the total compensation paid to or earned by each of the named executive officers for the fiscal years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards(2) ($)		Option Awards(3) ($)		Non-Equity Incentive Plan Compensation(4) ($)		All Other Compensation(5) ($)	Total ($)
Adrian Adams	2013	666,154		—		1,496,068	(14)	1,109,787		871,000		5,151	4,148,160
Chief Executive Officer and President	2012	650,000		—		628,612	(6)	— (7)		650,000		7,411	1,936,023
	2011	20,000		—		—		4,752,660		—		—	4,772,660
James Fickenscher	2013	383,885		—		433,710	(15)	328,718		242,698		5,449	1,394,460
Chief Financial Officer	2012	372,115		7,500	(1)	110,942	(8)	546,903		168,750		8,795	1,215,005
	2011	357,254		—		92,568		452,996		145,650		5,566	1,054,034
Andrew I. Koven	2013	437,115		—		433,710	(15)	328,718		287,100		138,275	1,624,918
Chief Administrative Officer,	2012	369,423	(9)	10,000	(1)	204,892	(10)	2,467,550	(11)	194,800	(12)	116,705	3,363,370
General Counsel and Secretary
James P. Tursi, M.D.	2013	394,693		—		397,110	(16)	289,271		221,883		3,912	1,306,869
Chief Medical Officer	2012	368,039		—		92,477	(6)	546,903		173,250		1,813	1,182,482
	2011	297,894		—		28,652		458,213		89,230		4,242	878,231
Alan J. Wills	2013	363,885		—		433,710	(15)	328,718		238,815		5,536	1,370,664
Executive Vice President,	2012	352,500		25,000	(1)	129,407	(13)	546,903		135,150		19,399	1,208,359
Corporate Development	2011	341,608		—		92,568		452,996		134,660		4,112	1,025,944

(1)
This amount reflects a special cash award approved by the Compensation Committee in June 2012 in connection with the execution of a co-promotion agreement with GlaxoSmithKline LLC and, in addition, for Mr. Wills, the execution of a collaboration agreement with Actelion Pharmaceuticals, Inc.

(2)
This column shows the aggregate grant date fair value, computed in accordance with Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718") for all restricted stock and performance-based restricted stock awards granted in Fiscal 2013, 2012 and 2011. The grant date fair values of the performance-based restricted stock awards were determined based on the probable (i.e., the target) number of shares that could be awarded to each named executive officer as determined by the Compensation Committee based on its evaluation of the achievement of applicable certain performance criteria for such year. The following table shows what the aggregate grant date fair value of the performance-based restricted stock awards granted in 2013 would have been assuming that the highest level of performance had been achieved:

(3)
This column shows the aggregate grant date fair value, computed in accordance with FASB ASC 718 for all outstanding stock option awards granted in Fiscal 2013, 2012 and 2011. The grant date fair values of the stock option awards have been determined based on the assumptions set forth in Auxilium's 2013 Consolidated Financial Statements (Note 16(g), Page 165) in Auxilium's Form 10-K as filed with the SEC.

(4)
This column shows the payments for 2013 performance that were approved by the Compensation Committee in February 2014 and made in March 2014 under Auxilium's 2011 Bonus Plan described in the section titled "—Short-Term Incentive Awards" in "—Compensation Discussion and Analysis".

(5)
The amounts in this column include Auxilium matching contributions under Auxilium's 401(k) Plan, term life and disability insurance premiums and, if applicable, gross ups for the payment of taxes paid by Auxilium for the benefit of each officer. Also included in the amounts in this column are the following perquisites provided to Mr. Koven, in accordance with his employment agreement: (i) housing expenses of $42,000, (ii) tax gross-up payments of $36,417 in relation to housing expenses, (iii) commuting expenses of $29,123, and (iv) tax gross-up payments of $25,252 in relation to commuting expenses. The amounts for 2013 are shown in the following table:

(6)
Represents the aggregate grant date fair value for performance-based restricted stock awards.

(7)
Because Mr. Adams' employment commenced effective December 7, 2011, no stock options for 2011 performance were approved by the Compensation Committee in February 2012.

(8)
Represents the aggregate grant date fair value of $92,477 for performance-based restricted stock awards and $18,465 for restricted stock awards.

(9)
Mr. Koven's employment commenced effective February 3, 2012. His 2012 salary was $425,000, but the figure in this column is the amount of salary Mr. Koven was actually paid during 2012.

(10)
Represents the aggregate grant date fair value of $180,272 for performance-based restricted stock awards and $24,620 for restricted stock awards.

(11)
Represents the aggregate grant date fair value of a grant of 250,000 stock options to Mr. Koven as part of his offer of employment in February 2012, which was previously disclosed. Because Mr. Koven's employment commenced effective February 3, 2012, no stock options for 2011 performance were approved by the Compensation Committee in February 2012.

(12)
Because Mr. Koven's employment commenced effective February 3, 2012, this is a pro-rated amount.

(13)
Represents the aggregate grant date fair value of $92,477 for performance-based restricted stock awards and $36,930 for restricted stock awards.

(14)
Represents the aggregate grant date fair value of $569,332 for performance-based restricted stock awards and $926,736 for restricted stock awards.

(15)
Represents the aggregate grant date fair value of $155,550 for performance-based restricted stock awards and $278,160 for restricted stock awards.

(16)
Represents the aggregate grant date fair value of $155,550 for performance-based restricted stock awards and $241,560 for restricted stock awards.

Name	Number of Shares Assuming Maximum Performance (#)	Grant Date Fair Value Assuming Maximum Performance ($)
Adams	47,550	853,998
Fickenscher	12,750	233,325
Koven	12,750	233,325
Tursi	12,750	233,325
Wills	12,750	233,325

Name	401(k) Plan Auxilium Match ($)	Life Insurance Premiums ($)	Disability Insurance Premiums ($)	Perquisites ($)	Gross Ups for the Payment of Taxes ($)
Adams	2,796	576	1,779	—	—
Fickenscher	3,675	576	1,198	—	—
Koven	3,450	576	1,457	71,123	61,669
Tursi	2,100	576	1,237	—	—
Wills	3,675	576	1,285	—	—

  Grants of Plan-Based Awards

        The table below sets forth certain information with respect to non-equity incentive plan awards, stock awards and options granted during Fiscal 2013 to each of Auxilium's named executive officers listed in the Summary Compensation Table above.

  Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					All Other Stock Awards Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)
														Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Name	Grant Date	Threshold ($)	Target(4) ($)	Maximum(5) ($)	Threshold (#)	Target (#)		Maximum (#)
Adams	2/8/2013	—	—	—	—	—		—		—		129,000		17.96	1,109,787
	2/8/2013	—	—	—	—	—		—		51,600	(7)	—		—	926,736
	2/8/2013	—	—	—	0	31,700	(6)	47,550	(6)	—		—		—	569,332
	—	0	670,000	1,340,000	—	—		—		—		—		—	—
Fickenscher	2/7/2013	—	—	—	—	—		—		—		37,500	(8)	18.30	328,718
	2/7/2013	—	—	—	0	—		—		15,200	(7)	—		—	278,160
	2/7/2013	—	—	—	0	8,500	(6)	12,750	(6)	—		—		—	155,550
	—	—	193,000	289,500	—	—		—		—		—		—	—
Koven	2/7/2013	—	—	—	—	—		—		—		37,500	(8)	18.30	328,718
	2/7/2013	—	—	—	0	—		—		15,200	(7)	—		—	278,160
	2/7/2013	—	—	—	0	8,500	(6)	12,750	(6)	—		—		—	155,550
	—	—	220,000	330,000	—	—		—		—		—		—	—
Tursi	2/7/2013	—	—	—	—	—		—		—		33,000	(8)	18.30	289,271
	2/7/2013	—	—	—	0	—		—		13,200	(7)	—		—	241,560
	2/7/2013	—	—	—	0	8,500	(6)	12,750	(6)	—		—		—	155,550
	—	—	178,650	267,975	—	—		—		—		—		—	—
Wills	2/7/2013	—	—	—	—	—		—		—		37,500	(8)	18.30	328,718
	2/7/2013	—	—	—	0	—		—		15,200	(7)	—		—	278,160
	2/7/2013	—	—	—	0	8,500	(6)	12,750	(6)	—		—		—	155,550
	—	—	164,700	247,650	—	—		—		—		—		—	—

(1)
These columns show the threshold, target and maximum payouts for 2013 performance under Auxilium's 2013 Bonus Plan.

(2)
The awards shown in these columns are the number of shares of performance-based restricted stock awards granted under Auxilium's Equity Compensation Plan in February 2013.

(3)
This column shows the aggregate grant date fair value of restricted stock unit awards and stock option awards computed in accordance with FASB ASC 718 granted to all named executive officers in 2013.

(4)
The amounts in this column were calculated by multiplying each executive's base salary in 2013 by that executive's bonus target percentage as described in the section titled "Short-Term Incentive Awards" in "—Compensation Discussion and Analysis".

(5)
The amounts shown in this column were calculated by multiplying the executive's target payout by 150% in the case of Mr. Fickenscher, Mr. Koven, Mr. Wills, and Dr. Tursi; and by 200% in the case of Mr. Adams, as described in the section titled "Short-Term Incentive Awards" in "—Compensation Discussion and Analysis".

(6)
In February 2013, Mr. Adams, Mr. Fickenscher, Mr. Koven, Mr. Wills and Dr. Tursi were each granted a performance-based restricted stock unit (RSU) award, with the amount of shares to be determined based upon attainment of two performance goals, weighted as follows: 50% weighting based on the timing of the FDA approval of XIAFLEX for the treatment of Peyronie's and the Compensation Committee's assessment of the quality and timing of the final label and 50% weighting based on Auxilium earning a level of net income for 2013 determined by the Compensation Committee. Based on Auxilium's 2013 results, at its meeting in February 2014, the Compensation Committee determined that the performance goal for the 2013 performance-based RSU awards for Auxilium's named executive officers relating to net income had been met at target. The Compensation Committee determined that the performance goal relating to FDA approval of XIAFLEX for treatment of Peyronie's with a quality label had also been partially met at 50%. As a consequence, the Compensation Committee awarded the number of shares to each named executive officer at 100% of the target number of shares attributable to the net income goal and 50% of the target number of shares attributable to FDA approval of XIAFLEX for treatment of Peyronie's with a quality label goal for completing the filing prior to December 31, 2013 but later than certain earlier target dates. The following table shows the number of shares awarded to the named executive officers for 2013 performance.

(7)
The amounts shown are the number of restricted stock units granted to the named executive officers in February 2013 under Auxilium's Equity Compensation Plan. The RSUs vested 33.33% on March 8, 2014 with the balance vesting in two installments of 33.33% each on February 8, 2015 and February 8, 2016.

(8)
The amounts shown are the number of stock options granted to the named executive officers under Auxilium's Equity Compensation Plan. The options vested 25% on the first anniversary of the date of grant with the balance vesting in three equal annual installments thereafter.

Officer	2013 Actual Number of Performance- Based Shares Granted
Adrian Adams	23,775
James E. Fickenscher	6,375
Andrew I. Koven	6,375
James P. Tursi, M.D.	6,375
Alan J. Wills	6,375

  Outstanding Equity Awards at Fiscal Year-End

        The following table provides information regarding outstanding awards of stock options and restricted stock held by the named executive officers at December 31, 2013.

	Option Awards							Stock Awards
Name	Grant Date*	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Adams	12/7/2011	275,000	275,000	—	17.40	12/6/2021	(2)	—		—	—		—
	2/14/2012	—	—	—	—	—		—		—	14,391	(3)	298,325
	2/8/2013	—	—	—	—	—		—		—	23,775	(5)	492,856
	2/8/2013	0	129,000	—	17.96	2/7/2023	(6)	—		—	—		—
	2/8/2013	—	—	—	—	—		51,600	(7)	1,069,668	—		—
Fickenscher	6/6/2006	60,000	0	—	9.15	6/6/2016	(8)	—		—	—		—
	2/23/2007	40,000	0	—	13.16	2/23/2017	(9)	—		—	—		—
	2/23/2007	10,000	0	—	13.16	2/23/2017	(10)	—		—	—		—
	2/22/2008	30,000	0	—	32.72	2/22/2018	(11)	—		—	—		—
	2/22/2008	30,000	0	—	32.72	2/22/2018	(12)	—		—	—		—
	2/25/2009	30,900	0	—	28.50	2/25/2019	(13)	—		—	—		—
	2/28/2010	26,250	8,750	—	30.20	2/28/2020	(14)	—		—	—		—
	2/17/2011	20,000	20,000	—	22.04	2/17/2021	(15)	—		—	—		—
	2/14/2012	14,250	42,750	—	19.51	2/13/2022	(16)	—		—	—		—
	2/14/2012	—	—	—	—	—		—		—	2,640	(4)	54,727
	6/21/2012	—	—	—	—	—		500	(17)	10,365	—		—
	2/7/2013	0	37,500	—	18.30	2/6/2023	(18)	—		—	—		—
	2/7/2013	—	—	—	—	—		15,200	(19)	315,096	—		—
	2/7/2013	—	—	—	—	—		—		—	6,375	(5)	132,154
Koven	2/3/2012	62,500	187,500	—	20.07	2/2/2022	(20)	—		—	—		—
	2/14/2012	—	—	—	—	—		—		—	5,159	(4)	106,946
	6/21/2012	—	—	—	—	—		666	(17)	13,806	—		—
	2/7/2013	0	37,500	—	18.30	2/6/2023	(18)	—		—	—		—
	2/7/2013	—	—	—	—	—		15,200	(19)	315,096	—		—
	2/7/2013	—	—	—	—	—		—		—	6,375	(5)	132,154
Tursi	3/23/2009	25,000	0	—	30.15	3/23/2019	(21)	—		—	—		—
	2/28/2010	9,750	3,250	—	30.20	2/28/2020	(14)	—		—	—		—
	2/17/2011	4,874	4,876	—	22.04	2/17/2011	(15)	—		—	—		—
	2/17/2011	—	—	—	—	—		650	(22)	13,475	—		—
	8/8/2011	25,000	25,000	—	14.10	8/8/2021	(23)	—		—	—		—
	2/14/2012	14,250	42,750	—	19.51	2/13/2022	(16)	—		—	—		—
	2/14/2012 2/14/2012	—	—	—	—	—		—		—	2,640	(4)	54,727
	2/7/2013	0	33,000	—	18.30	2/6/2023	(18)	—		—	—		—
	2/7/2013	—	—	—	—	—		13,200	(19)	273,636	—		—
	2/7/2013	—	—	—	—	—		—		—	6,375	(5)	132,154
Wills	10/25/2010	56,250	18,750	—	25.90	10/25/2020	(24)	—		—	—		—
	10/25/2010	—	—	—	—	—		2,500	(25)	51,825	—		—
	2/17/2011	20,000	20,000	—	22.04	2/17/2021	(15)	—		—	—		—
	2/14/2012	14,250	42,750	—	19.51	2/13/2022	(16)	—		—	—		—
	2/14/2012	—	—	—	—	—		—		—	2,640	(4)	54,727
	6/21/2012	—	—	—	—	—		1,000	(17)	20,730	—		—
	2/7/2013	0	37,500	—	18.30	2/6/2023	(18)	—		—	—		—
	2/7/2013	—	—	—	—	—		15,200	(19)	315,096	—		—
	2/7/2013	—	—	—	—	—		—		—	6,375	(5)	132,154

*
For better understanding of this table, Auxilium has included an additional column showing the grant date of the stock options and restricted stock awards.

(1)
For purposes of this calculation, Auxilium used the closing price of a share of Auxilium's common stock on December 31, 2013, the last trading day of Fiscal 2013, which closing price was $20.73.

(2)
The shares underlying this option vested 25% each on December 7, 2012 and December 7, 2013 with the balance vesting in two equal annual installments thereafter.

(3)
These performance restricted stock units vested 33% each on February 8, 2013 and February 8, 2014 with the remainder vesting on February 8, 2015.

(4)
These performance restricted stock units vested 33% each on February 7, 2013 and February 7, 2014 with the remainder vesting on February 7, 2015.

(5)
These performance restricted stock units vested 33% on February 18, 2014 with the remaining balance to vest 33% on February 18, 2015 and 34% on February 18, 2016.

(6)
The shares underlying this option vested 25% on February 8, 2014 with the remaining balance to vest in three equal annual installments thereafter.

(7)
These restricted stock units vested 33.33% shares on February 8, 2014 with the remaining balance to vest in two installments of 33.33% each on February 8, 2015 and on February 8, 2016.

(8)
The shares underlying this option fully vested on June 6, 2010.

(9)
The shares underlying this option fully vested February 23, 2011.

(10)
The shares underlying this option fully vested on September 19, 2010.

(11)
The shares underlying this option fully vested on February 22, 2012.

(12)
The shares underlying this option fully vested on August 27, 2011.

(13)
The shares underlying this option fully vested on February 25, 2013.

(14)
The shares underlying this option fully vested on February 28, 2014.

(15)
The shares underlying this option vested 25% each on February 17, 2012, February 17, 2013, and February 17, 2014 with the balance vesting on February 17, 2015.

(16)
The shares underlying this option vested 25% on February 14, 2013 and 25% on February 14, 2014 with the remaining balance vesting in two equal annual installments thereafter.

(17)
These restricted shares will vest in two equal annual installments beginning on June 21, 2014.

(18)
The shares underlying this option vested 25% on February 7, 2014 with the remaining balance to vest in three equal annual installments thereafter.

(19)
These restricted stock units vested 33.33% on February 7, 2014 with the remaining balance to vest in two installments of 33.33% each on February 7, 2015 and on February 7, 2016.

(20)
The shares underlying this option vested 25% each on February 2, 2013 and February 2, 2014 with the remaining balance vesting in two equal annual installments thereafter.

(21)
The shares underlying this option fully vested on March 23, 2013.

(22)
These restricted stock units vested 25% each on February 17, 2012; February 17, 2013; and February 17, 2014 with the remaining balance to vest on February 17, 2015.

(23)
The shares underlying this option vested 25% each on August 8, 2012 and August 8, 2013 with the remaining balance to vest in two equal annual installments thereafter.

(24)
The shares underlying this option vested 25% each on October 25, 2011; October 25, 2012; and October 25, 2013 with the remaining balance to vest on October 25, 2014.

(25)
These restricted shares will vest on October 25, 2014.

  Option Exercises and Stock Vested

        The following table provides information regarding option exercises by the named executive officers during Fiscal 2013 and vesting of restricted stock held by the named executive officers during Fiscal 2013.

	Option Awards		Stock Awards(1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Adams	0	—	7,088	(2)	129,710
Fickenscher	71,067	1,107,750	1,550	(3)	28,078
Koven	0	—	2,874	(4)	52,211
Tursi	0	—	1,625	(5)	29,367
Wills	0	—	4,300	(6)	75,540

(1)
Amounts reflect the market value of the stock on the day the restricted stock vested.

(2)
These shares vested on February 8, 2013.

(3)
Includes: 1,300 shares (representing $23,790) vested on February 7, 2013, with 482 shares (representing $8,821) withheld to satisfy tax withholding requirements; and 250 shares (representing $4,288) vested on June 21, 2013, with 80 shares (representing $1,372) withheld to satisfy tax withholding requirements.

(4)
Includes: 2,541 shares (representing $46,500) vested on February 7, 2013, with 910 shares (representing $16,653) withheld to satisfy tax withholding requirements; and 333 shares (representing $5,711) vested on June 21, 2013, with 102 shares (representing $1,749) withheld to satisfy tax withholding requirements.

(5)
Includes: 1,300 shares (representing $23,790) vested on February 7, 2013, with 426 shares (representing $7,796) withheld to satisfy tax withholding requirements; and 325 shares (representing $5,577) vested on February 17, 2013.

(6)
Includes: 1,300 shares (representing $23,790) vested on February 7, 2013, with 426 shares (representing $7,796) withheld to satisfy tax withholding requirements; 500 shares (representing $8,575) vested on June 21, 2013, with 187 shares (representing $3,207) withheld to satisfy tax withholding requirements; and 2,500 shares (representing $43,175) vested on October 25, 2013, with 813 shares (representing $14,041) withheld to satisfy tax withholding requirements.

  Potential Payments Upon Termination or Change of Control

        The table below reflects the amount of compensation to each of the named executive officers pursuant to each executive's employment agreement in the event of termination of such executive's employment without cause or in the event of a change of control, described in detail in "Employment Agreements and Potential Payments Upon Termination or a Change of Control," in "—Compensation Discussion and Analysis". The amount of compensation payable to each named executive officer upon termination without cause and upon termination without cause or good reason following a change of control is shown below. The amounts shown assume that such termination was effective as of December 31, 2013, and thus are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from Auxilium. The merger will not constitute a change in control under any Auxilium employment agreements, equity incentive plans or other compensation arrangements.

	Termination without Cause					Change of Control
Name	Severance ($)(1)	Healthcare Benefits ($)(2)	Stock Award Acceleration ($)(3)	Total ($)	Severance ($)(4)	Healthcare Benefits ($)(5)	Stock Award Acceleration ($)(6)	Total ($)
Adams	1,980,000	33,985	1,978,191	3,992,176	3,300,000	42,274	3,133,929	6,476,203
Fickenscher(7)	543,200	22,656	0	565,856	814,800	42,274	655,622	1,512,696
Koven	634,800	22,656	0	657,456	978,750	42,274	784,183	1,805,207
Tursi	528,240	22,656	0	550,896	792,360	42,274	772,086	1,606,720
Wills	500,905	24,351	0	525,256	751,358	40,942	720,403	1,512,703

(1)
Mr. Adams would be entitled to receive 18 months of base salary plus an amount equal to one and one half times the higher of the average of his bonus for the last two years or his most recent bonus in the event of termination without cause, resignation for good reason or non-renewal of his employment agreement, pursuant to his employment agreement. Each of Mr. Fickenscher, Mr. Koven, Dr. Tursi, and Mr. Wills would be entitled to receive 12 months of base salary plus a bonus payment equal to the average of his bonus for the last two years in the event of termination without cause or non-renewal of his employment agreement, pursuant to his employment agreement. Severance payments would be made in equal monthly installments over an 18-month severance period for Mr. Adams and over a 12-month severance period for Mr. Fickenscher, Mr. Koven, Dr. Tursi, and Mr. Wills.

(2)
Each of Mr. Adams, Mr. Fickenscher, Mr. Koven, Dr. Tursi and Mr. Wills would be entitled to receive health benefits during his respective severance period. For purposes of health benefits in the event of termination without cause, resignation for good reason or non-renewal, the severance period for Mr. Adams would be 18 months and the severance period for each of Mr. Fickenscher, Mr. Koven, Dr. Tursi and Mr. Wills would be 12 months.

(3)
Mr. Adams' employment agreement states that all outstanding stock options and stock awards held on the date of termination of employment that would have otherwise become vested and exercisable during the severance period will become vested and exercisable as if the executive had remained employed during the severance period. For this purpose, Mr. Adams' severance period is 18 months. For purposes of this calculation, Auxilium used the closing price of a share of Auxilium's common stock on December 31, 2013, the last trading day of Fiscal 2013, which closing price was $20.73.

(4)
Mr. Adams would receive a lump sum severance payment in an amount equal to 2.5 times his base salary plus 2.5 times the higher of his average annual bonus paid for the two preceding fiscal years or his most recent bonus in the event of termination without cause, resignation for good reason, or non-renewal of his employment agreement, upon or during the one year period following a change of control. Each of Mr. Fickenscher, Mr. Koven, Dr. Tursi, and Mr. Wills would receive a lump sum severance payment in an amount equal to 1.5 times base salary plus 1.5 times the average annual bonus paid for the two preceding fiscal years in the event of termination without cause, resignation for good reason, or non-renewal of his employment agreement, upon or during the one year period following a change of control. None of the named executive officers' employment agreements provides for a gross-up of excess parachute payments within the meaning of section 280G of the Code. The employment agreements include a modified cutback so that any parachute payments to the named executive officers are reduced in the event the named executive officer would be subject to an excise tax under section 4999 of the Code if such reduction would provide a greater net after-tax amount, after taking into account all taxes, including the excise tax. The amounts in this column do not include any modified cutback.

(5)
Each of Mr. Adams, Mr. Fickenscher, Mr. Koven, Dr. Tursi and Mr. Wills would be entitled to receive health benefits during his respective severance period. For purposes of health benefits in the event of termination after a change of control, the severance period for Mr. Adams would be 30 months and the severance period for each of Mr. Fickenscher, Mr. Koven, Dr. Tursi and Mr. Wills would be 18 months. The amounts in this column reflect payments by Auxilium of COBRA premiums for 18 months. In addition, for Mr. Adams, Auxilium will reimburse him for the costs of his privately obtained health insurance for the remaining 12 months of his 30-month severance period.

(6)
For purposes of this calculation, Auxilium used the closing price of a share of Auxilium's common stock on December 31, 2013, the last trading day of Fiscal 2013, which closing price was $20.73. All of Auxilium's outstanding equity award agreements that vest based on the passage of time have been amended to provide that unless an acquiror in a change of control transaction assumes outstanding equity awards in connection with such transaction (or replaces them with comparable equity awards), all outstanding equity awards will vest (and become fully exercisable if applicable) upon the consummation of such change of control transaction. Vesting of performance awards will be dictated by the terms of the performance award agreements.

(7)
On June 2, 2014, Auxilium announced that Mr. Fickenscher will be leaving Auxilium and that his employment will end on August 15, 2014. Generally, upon his termination Mr. Fickernscher is entitled to the severance benefits described above with respect to termination without cause. In addition to the previously disclosed severance benefits, Mr. Fickenscher and Auxilium reached an agreement with respect to his continued employment through August 15, 2014, whereby he will also receive a payment in an amount equal to 75% of his target bonus for fiscal year 2014 under the Auxilium's 2014 incentive bonus plan, payable within 30 days of his termination date.

Auxilium's Outstanding Stock Options

        Each option to purchase Auxilium shares under the Auxilium equity incentive plans, whether vested or unvested, that is outstanding immediately prior to the merger effective time will be converted, on substantially the same terms and conditions as were applicable under such option before the merger effective time, into an option to acquire QLT shares equal to the number of shares subject to the Auxilium option immediately prior to the merger effective time multiplied by the equity exchange ratio (as defined in the merger agreement), at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the merger effective time divided by the equity exchange ratio.

        The following table sets out the aggregate number of options to purchase Auxilium shares outstanding as at July 30, 2014:

Category	Number of Options
All executive officers and past executive officers of Auxilium as a group (9 in total)	2,510,050
All directors and past directors of Auxilium as a group (excluding directors who are also executive officers) (10 in total)	840,000
All other employees and past employees of Auxilium as a group (1,257 in total)	4,363,774

Compensation Committee Interlocks and Insider Participation

        During Fiscal 2013, the members of Auxilium's Compensation Committee were Dr. Fetzer (Chairman), Mr. Classon and Dr. Friedman. None of Auxilium's executive officers served as (i) a member of the compensation committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on Auxilium's Compensation Committee, (ii) a director of another entity, one of whose executive officers served on Auxilium's Compensation Committee or (iii) a member of the compensation committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as one of Auxilium's directors. No member of Auxilium's Compensation Committee has ever been Auxilium's employee. The issuance of options to members of Auxilium's Compensation Committee is discussed herein under the heading "—Director Compensation of Auxilium Directors."

 COMPARATIVE PER SHARE DATA

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for shares of Auxilium common stock and QLT common shares.

        The following information should be read in conjunction with the audited financial statements of Auxilium and QLT, which are included and incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the "Unaudited Pro Forma Condensed Combined Financial Statements" and "Selected Historical Consolidated Financial Data of QLT" sections of this joint proxy statement/prospectus, beginning on pages 305 and 284, respectively, of this joint proxy statement/prospectus. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
Auxilium Historical Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(1.12)	$(0.37)
Cash dividends declared per common share	$—	$—
Book value per common share	$4.18	$5.06
QLT Historical Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(0.13)	$(0.51)
Cash dividends declared per common share	$—	$—
Book value per common share	$2.97	$3.09
Combined Unaudited Pro Forma Data Per Common Share
Basic and diluted loss per common share from continuing operations	$(0.29)	$(0.24)
Cash dividends declared per common share	$—	$—
Book value per common share	$2.27
Equivalent Combined Unaudited Pro Forma Data Per Common Share(1)
Basic and diluted loss per common share from continuing operations	$(0.93)	$(0.76)
Cash dividends declared per common share	$—	$—
Book value per common share	$7.33

(1)
Combined unaudited pro forma data multiplied by exchange ratio of 3.2310

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

        Shares of Auxilium common stock are listed and traded on NASDAQ under the symbol "AUXL". QLT common shares are listed and traded on NASDAQ under the symbol "QLTI" and TSX under the symbol "QLT". The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of shares of Auxilium common stock, as reported on NASDAQ, and of QLT common shares, as reported on NASDAQ and TSX. In addition, the table also sets forth the cash dividends per share declared by Auxilium with respect to its common stock and QLT with respect to its common shares. On                , the record date for the Auxilium special meeting, there were            shares of Auxilium common stock outstanding. On                 , the record date for the QLT annual general and special meeting, there were            shares of QLT common shares outstanding. Neither Auxilium nor QLT has declared or paid any cash dividends on its common shares. On June 27, 2013, QLT distributed $3.92 per common share pursuant to a reduction in the paid-up capital of the common shares, which distribution is not considered a dividend. Under Auxilium's existing credit agreement, Auxilium is subject to certain restrictions on its ability to declare and pay dividends. Auxilium expects that similar restrictions would also apply to New Auxilium after completion of the merger.

	NASDAQ Stock Market Auxilium		NASDAQ Stock Market QLT		Toronto Stock Exchange QLT
	High (U.S. $)	Low (U.S. $)	High (U.S. $)	Low (U.S. $)	High (C $)	Low (C $)
For the quarterly period:
2012
First Quarter	21.25	18.29	8.05	6.70	8.00	6.80
Second Quarter	27.31	16.98	8.10	6.15	8.39	6.13
Third Quarter	29.37	22.58	8.60	7.45	8.62	7.27
Fourth Quarter	25.54	17.47	8.22	6.33	8.10	7.40
2013
First Quarter	19.60	16.25	8.93	7.72	9.10	7.61
Second Quarter	17.59	13.87	9.10	3.69	9.20	3.83
Third Quarter	20.95	16.58	4.79	4.06	5.08	4.06
Fourth Quarter	22.14	16.36	6.00	4.16	6.35	4.33
2014
First Quarter	32.89	19.81	7.10	5.08	7.90	5.71
Second Quarter	29.30	18.78	6.65	4.69	7.45	5.19
Third Quarter (through July 30, 2014)	21.15	18.18	6.35	5.42	6.78	5.85

        The following table sets forth, for the months indicated, the high and low sales prices per share of shares of Auxilium common stock, as reported on NASDAQ, and of QLT common shares, as reported on NASDAQ and TSX. In addition, the table also sets forth the average daily trading volume of the relevant security on such exchange.

	NASDAQ Stock Market Auxilium			NASDAQ Stock Market QLT			Toronto Stock Exchange QLT
	High (U.S. $)	Low (U.S. $)	Average Volume	High (U.S. $)	Low (U.S. $)	Average Volume	High (C$)	Low (C$)	Average Volume
For the monthly period:
2013
July	18.59	16.58	833,800	4.79	4.12	89,700	5.08	4.20	3,600
August	20.95	16.77	1,036,400	4.38	4.07	30,000	4.50	4.06	2,200
September	19.08	17.26	725,100	4.75	4.06	88,800	4.84	4.30	2,600
October	18.70	16.36	764,800	4.74	4.16	80,200	4.86	4.33	4,000
November	20.55	17.03	771,000	5.64	4.26	173,900	5.98	4.45	7,200
December	22.14	17.62	1,299,800	6.00	5.06	142,600	6.35	5.45	2,100
2014
January	27.47	19.81	1,239,300	7.10	5.47	104,500	7.90	5.75	6,100
February	32.46	23.20	2,078,700	6.87	5.93	93,400	7.53	6.50	3,400
March	32.89	26.03	1,521,700	6.25	5.08	75,600	6.95	5.71	3,800
April	29.30	21.51	1,668,500	6.54	5.49	37,000	6.95	6.01	2,300
May	23.09	18.78	1,450,100	5.93	4.69	55,100	6.44	5.19	2,100
June	22.77	19.69	2,529,500	6.65	5.06	245,200	7.45	5.47	5,500
July (through July 30, 2014)	21.15	18.18	1,033,852	6.35	5.42	162,185	6.78	5.85	4,130

Prior Sales

        During the twelve months prior to the date of this proxy statement/prospectus, except for shares issued under equity incentive plans, Auxilium has not sold any shares of its common stock or securities convertible into common stock and QLT has not sold any of its common shares or securities convertible into common shares.

CONSOLIDATED CAPITALIZATION

Consolidated Capitalization of Auxilium and New Auxilium

        The following table sets forth the consolidated unaudited capitalization and indebtedness of Auxilium and New Auxilium, prepared under U.S. GAAP, as of March 31, 2014 before and after giving effect to the merger and should be read in conjunction with the section entitled "Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 305 and the other financial information contained elsewhere in this joint proxy statement/prospectus, including the Financial Statements included elsewhere herein.

	QLT as of March 31, 2014	Auxilium as of March 31, 2014	New Auxilium as of March 31, 2014
	(in thousands US$)	(in thousands US$)	(in thousands US$)(1)
Total current debt
Unguaranteed/Unsecured	—	$13,609	$252,510
Total non-current debt (excluding current portion of long-term debt)
Unguaranteed/Unsecured		$535,533	$296,632
Shareholders' equity
Share capital	$151,874	$210,148	$484,459

Note:

(1)
Giving effect to the merger

        The financial information for Auxilium as of March 31, 2014 was extracted without material adjustment from the unaudited condensed consolidated financial statements of Auxilium for the three months ended March 31, 2014 prepared in accordance with U.S. GAAP. The financial information for QLT as of March 31, 2014 was extracted without material adjustment from the unaudited interim financial information of QLT for the three months ended March 31, 2014, prepared in accordance with U.S. GAAP.

OUTSTANDING SECURITIES OF AUXILIUM AND QLT

        As of June 30, 2014, Auxilium had an aggregate of 50,273,874 shares of common stock issued and outstanding, 14,481,950 shares of common stock issuable upon conversion of the Convertible Senior Notes, 15,731,950 shares of common stock issuable upon exercise of warrants issued by Auxilium and 8,665,736 shares of Auxilium common stock reserved for issuance pursuant to outstanding awards under various Auxilium equity plans.

        As of June 30, 2014, QLT had an aggregate of 51,081,878 common shares issued and outstanding and 3,657,182 QLT common shares reserved for issuance pursuant to outstanding awards under various QLT equity plans.

COMPARISON OF RIGHTS OF AUXILIUM STOCKHOLDERS
AND QLT SHAREHOLDERS

        If the merger is completed, stockholders of Auxilium will become shareholders of QLT. The rights of Auxilium stockholders are currently governed by the DGCL and the sixth restated certificate of incorporation (referred to herein as its "certificate of incorporation") and amended and restated bylaws of Auxilium (referred to here in as its "bylaws"). The rights of QLT shareholders are currently governed by the BCA and the articles of incorporation of QLT (referred to herein as its "articles").

        This section of the joint proxy statement/prospectus describes the material differences between the rights of Auxilium stockholders and QLT shareholders. This section does not include a complete description of all differences among the rights of Auxilium stockholders and QLT shareholders, nor does it include a complete description of the specific rights of these persons.

        The following summary is qualified in its entirety by reference to, and you are urged to read carefully, the relevant provisions of the DGCL and the BCA, as well as the sixth certificate of incorporation and amended and restated bylaws of Auxilium and the articles of QLT. This summary does not reflect any of the rules of the NASDAQ or TSX that may apply to Auxilium or QLT in connection with the merger. Copies of the sixth restated certificate of incorporation and amended and restated bylaws of Auxilium and the articles of QLT are filed as exhibits to the reports of Auxilium and QLT incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 481.

	AUXILIUM	QLT
Outstanding Capital Stock	Auxilium has outstanding only one class of common stock. Holders of Auxilium common stock are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and Auxilium's sixth restated certificate of incorporation and bylaws.	QLT has outstanding only one class of common shares. Holders of QLT common shares are entitled to all of the respective rights and obligations provided to shareholders under the BCA and QLT's articles.
	As of June 30, 2014, there were (i) 50,273,874 shares of Auxilium common stock outstanding and (ii) no shares of Auxilium preferred stock outstanding.	As of June 30, 2014, there were (i) 51,081,878 QLT common shares outstanding and (ii) no first preference shares outstanding.
Authorized Capital Stock	The authorized capital stock of Auxilium consists of (i) 150,000,000 shares of common stock, $0.01 par value, and (ii) 5,000,000 shares of preferred stock, $0.01 par value.	The authorized share capital of QLT consists of (i) 500,000,000 common shares, without par value, and (ii) 5,000,000 first preference shares, without par value.

Under Auxilium's certificate of incorporation, Auxilium's Board of Directors has the authority to issue one or more series of preferred stock with designations, voting powers, preferences and rights, and any qualifications, restrictions or limitations thereof, as the Board of Directors may determine.

Under QLT's articles, one or more classes or series of shares may be created by ordinary resolution. Special rights or restrictions may be attached to a series or class of shares by special resolution.

	AUXILIUM	QLT
Designations of Preferred Stock

Auxilium's certificate of incorporation authorizes Preferred Stock, which stock is entitled to quarterly dividends, voting rights superior to the common stock and a liquidation preference. No series of Preferred Stock have been designated and no shares of Preferred Stock are outstanding.

QLT's articles provide that, subject to the prior rights of the holders of the first preference shares (and any other shares ranking senior to the common shares with respect to priority in the payment of dividends), the holders of common shares shall be entitled to receive any dividends declared by the Board of Directors of QLT and QLT shall pay dividends thereon, as and when declared by the Board of Directors of QLT.

Voting Rights	Each holder of Auxilium common stock is entitled to one vote per share on all matters to be voted on by stockholders.

QLT's articles provide that every shareholder entitled to vote on a matter has one vote per share entitled to vote on that matter. The shareholder may exercise this voting right either in person or by proxy. Under the BCA, subsidiaries of QLT that hold shares of QLT are not entitled to vote.

Dividend Rights

The DGCL generally provides that, subject to certain restrictions, the directors of every corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year.

Under the BCA, dividends may be declared at the discretion of the Board of Directors. QLT may pay dividends unless there are reasonable grounds for believing that (a) QLT is insolvent, or (b) the payment of the dividend would render QLT insolvent.

Size of the Board of Directors	The DGCL provides that the Board of Directors of a Delaware corporation must consist of one or more directors as fixed by the corporation's certificate of incorporation or bylaws.	The BCA provides that a Board of Directors of a BCA corporation which is a public company, must have no fewer than three directors.
	Auxilium's Board of Directors currently has 7 members.	QLT's Board of Directors currently has 6 members. In connection with the merger the QLT Board of Directors will be increased to 9 members.

Auxilium's certificate of incorporation and bylaws provide that the number of directors on Auxilium's Board of Directors shall be fixed by one or more resolutions adopted by the majority of the Board of Directors.

QLT's articles provide that if QLT is a public company, the number of directors may be, in addition to the required minimum, set by the Board of Directors from time to time.

	AUXILIUM	QLT
Classification of the Board of Directors	Auxilium's certificate of incorporation does not divide Auxilium's directors into different classes.

QLT's articles provide that a director ceases to be a director when the term of office of the director expires, the director dies, the director resigns as a director by notice in writing provided to QLT or a lawyer for QLT or the director is removed from office. Additionally all directors cease to hold office immediately before the election or appointment of directors at the annual general meeting, but are eligible for re-election or re-appointment.

Election of Directors

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

The Auxilium bylaws provide that each director will be elected by the vote of the plurality of votes cast by stockholders entitled to vote on the election.

The BCA and QLT's articles provide that directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.
Removal of Directors

Under the Auxilium certificate of incorporation and bylaws, Auxilium stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all of the outstanding shares of capital stock of Auxilium entitled to vote in any annual election of directors or class of directors.

Under the BCA and QLT's articles, shareholders of QLT may remove any director before the expiration of his or her term of office by an ordinary resolution. Any director may also be removed from office before the expiration of his or her term of office by the directors if the director ceases to be qualified as a director and does not promptly resign.

	AUXILIUM	QLT
Filling of Vacancies on the Board of Directors

Under the DGCL, a majority of the directors in office can fill any vacancy or newly created directorship. Auxilium's certificate of incorporation and bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies occurring on the Auxilium Board of Directors, however caused, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum, or by a sole remaining director. Each director so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which he or she has been elected expires, or in the case of newly created directorships, will hold office until such time as determined by the directors electing such new director.

In certain circumstances, QLT's articles allow for a vacancy on the Board of Directors to be filled by directors and shareholders. Directors may appoint a qualified person to fill any vacancy occurring in the Board of Directors (1) not resulting from increase in the number of the minimum or maximum number of directors; and (2) not resulting from a failure by the shareholders to elect the numbers or minimum number of directors set or otherwise required under QLT's articles. Shareholders may elect or appoint directors to fill any vacancies on the Board of Directors at the meeting at which the vacancy was created.If the vacancy is not filled in this manner, the vacancy may be still be filled by the shareholders or the remaining directors.

In addition to the Board of Directors' ability to fill a vacancy among directors, the BCA and QLT's articles authorize the Board of Directors to appoint one or more additional directors, who shall hold office for a term expiring not later than immediately before the next election or appointment of directors at the next annual general meeting of shareholders. The total number of directors so appointed may not exceed one-third of the number of current directors elected at the previous annual meeting of shareholders.

Ability to Call Special Meetings of Stockholders/Shareholders

Under the DGCL, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the corporation's certificate of incorporation or bylaws.

Auxilium's bylaws provide that special meetings of stockholders may be called at any time only by the Board of Directors, the chairman of the Board of Directors or the chief executive officer.

Under the BCA, the holders of not less than 1/20 of the shares that carry a right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, the requisitioning shareholders, any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of the company that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

	AUXILIUM	QLT
Notice of Annual and Special Meetings of Stockholders/Shareholders

Auxilium's bylaws provide that, except as otherwise provided by law, written notice of every meeting of stockholders must be given to each stockholder of record not less than 10 nor more than 60 days before the date of the meeting.

Under the BCA, the Board of Directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. QLT may apply to the Corporate Registrar for an order extending the time for calling an annual meeting.

Pursuant to the BCA, meetings of shareholders shall be held at such place within British Columbia as determined by the directors or at a place outside British Columbia if the location is approved by directors via a directors' resolution.

Under the BCA, notice of the date, time and place of a meeting of QLT shareholders must be given not less than 21 days nor more than two months prior to the meeting to each director and to each shareholder entitled to vote at the meeting.

Under the BCA and QLT's articles, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or (by less than 21 days (less than 30 days under Canadian securities regulations)). If no record date is fixed, the record date will be at 5:00 p.m. on the day immediately preceding the day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Stockholder/Shareholder Action by Written Consent

The DGCL provides that, except as otherwise stated in the certificate of incorporation, stockholders may act by written consent without a meeting. The Auxilium certificate of incorporation and bylaws provide that no action required to be taken or that may be taken at any annual or special meeting of the stockholders of Auxilium may be taken without a meeting, and the power of the Auxilium stockholders to consent in writing to the taking of any action by written consent without a meeting is specifically denied.

Under the BCA, generally, shareholder action without a meeting may only be taken by consent resolution of shareholders wherein a written resolution is consented to by all shareholders in writing who would be entitled to vote on the resolution.

For a public company such as QLT, this effectively means that all actions requiring shareholder approval must be taken at a duly convened shareholders' meeting.

	AUXILIUM	QLT
Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/Shareholders

The Auxilium bylaws generally permit stockholders to nominate director candidates at annual and special meetings of stockholders if the stockholder intending to make such nomination gives timely notice thereof in writing in proper form. To be timely, the Auxilium bylaws require, subject to certain limited exceptions, that written notice of an intention to nominate a director candidate at an annual meeting be received by the Auxilium corporate secretary of Auxilium, not later than the later of (1) the 90th day prior to such annual meeting and (2) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. To be timely, the Auxilium bylaws require, subject to certain limited exceptions, that written notice of an intention to nominate a director candidate at a special meeting be received by the Auxilium corporate secretary of Auxilium, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (A) the 90th day prior to such special meeting and (B) the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

Under the BCA, shareholder proposals, may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders so long as the shareholder has held such shares uninterrupted for a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued shares of the company or have at least a fair market value of shares to be used in the proposal of C$2,000. Those registered or beneficial holders must alongside the proposal submit and sign a declaration providing the requisite information under the BCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year's annual reference date.

In addition, the QLT Board of Directors has adopted the Advance Notice Policy fixing a deadline prior to any shareholders' meeting calling for the election of directors by which director nominations must be submitted, and sets forth the information that the nominating shareholder must include in the notice to QLT for a nominee to be eligible for election. The Advance Notice Policy is subject to ratification and approval by the QLT shareholder at the QLT annual general and special meeting. See "QLT Proposal 6: Ratification and Approval of Advance Notice Policy."

The foregoing provisions do not preclude nominations made at meetings of shareholders.

AUXILIUM	QLT

To be in proper form, the Auxilium bylaws require that the notice include, among other things, certain disclosures about (i) the director nominee, including all information that would be required to be disclosed in a proxy filing, any agreements, arrangements and understandings between the nominee and the proposing stockholder relating to the proposed nomination or Auxilium and (ii) the stockholder making such nomination, including all ownership interests (including derivatives) and rights to vote any security of Auxilium. Such notice must also contain the written consent of the proposed nominee to be named in the proxy statement as a nominee and to serve as a director if elected.

Auxilium's bylaws allow for business to be properly brought before an annual meeting of stockholders, if the stockholder intending to propose the business gives timely notice in writing in proper form to the corporate secretary of Auxilium. To be timely, a stockholder's notice must be received by the corporate secretary, subject to certain limited exceptions, not less than 90 days nor more than 120 days in advance of the scheduled date of the annual meeting. However, if the date of an annual meeting is advanced more than 20 days, or delayed by more than 60 days, from the first anniversary of the preceding year's annual meeting, a stockholder's notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the closer of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs.

	AUXILIUM	QLT

To be in proper form, the Auxilium bylaws require that the notice include, among other things, certain disclosures about (i) the proposal, including all information that would be required to be disclosed in a proxy filing, any agreements, arrangements and understandings between the proposing stockholder and any other persons relating to the proposal or Auxilium and (ii) the stockholder making such proposal, including all ownership interests (including derivatives), rights to vote any security of Auxilium and any material interest of the stockholder in the business being proposed, as well as the text of any resolutions proposed for consideration.

Amendments to the Certificate of Incorporation

The DGCL generally provides that amendments to the certificate of incorporation must be approved by the Board of Directors and then adopted by the vote of a majority of the outstanding voting power entitled to vote thereon, unless the certificate of incorporation requires a greater vote. Under Auxilium's certificate of incorporation, amendments to Auxilium's certificate of incorporation generally may be made in accordance with the default positions of Delaware law. However, the Auxilium certificate of incorporation requires the vote of 75% of the voting power of the shares entitled to vote in the election of directors in order to amend, modify or repeal certain designated provisions (including provisions relating to the ability of stockholders to call a special meeting or act by written consent in lieu of a meeting, notice of stockholder proposals and nominations of director candidates by stockholders, the number, election or term of Auxilium directors, filling vacancies, and indemnifying directors).

Pursuant to the BCA, alteration of a notice of articles generally requires authorization by either court order, by special resolution or by the methods specified in a company's articles. Certain alterations to matters such as changes to company name or a change in directors will not require authorization by the above mentioned methods. It should be noted that specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of those in question, will entitle the affected class or series to vote on the alteration, whether or not it otherwise carries the right to vote.

	AUXILIUM	QLT
Amendments to Bylaws

Under the DGCL, stockholders of a corporation entitled to vote and, if so provided in the certificate of incorporation, the directors of the corporation, each have the power, separately, to adopt, amend and repeal the bylaws of a corporation.

Depending on the alteration sought, QLT may resolve to alter its articles, by the type of resolution specified in the BCA, if not specified in the BCA, by the type of resolution specified in the company's articles or if neither the BCA or the company's articles specify the type of resolution, by a special resolution. An alteration to articles that does not affect the accuracy of the notice of articles takes effect on the date and time the resolution authorizing the alteration is received for deposit at the company's record office or on any later date and time specified in the resolution.

If upon becoming effective an alteration to QLT's articles would render any information in the notice of articles incorrect or incomplete or would alter special rights or restrictions attached to shares, QLT must note on the resolution authorizing the alteration that the alteration does not take effect until the notice of articles is altered to reflect the alteration to the articles, the resolution is deposited at the company's records office and then alters its notice of articles. Following this, the alteration to the articles takes effect when the alteration to the notice of articles takes effect.

State Anti-Takeover Statutes

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation's outstanding voting stock for three years following the time that person becomes an "interested stockholder," unless prior to such date the Board of Directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the Board of Directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The BCA does not contain a comparable provision with respect to business combinations. Under the BCA, within four months after an acquisition offer is submitted, the holders of not less than 9/10 of the shares of any class other than the shares already held by the acquiror to which the acquisition offer relates, accept the acquisition offer, the offeror is entitled to acquire the shares held by shareholders who did not accept the acquisition offer. Under the BCA, an acquisition offer for more than one class of shares is deemed to be a separate offer for shares of each class of shares.

Auxilium is governed by Section 203 of the DGCL.

AUXILIUM	QLT
Mergers, Consolidations and Other Transactions	Under the DGCL, the approval of the Board of Directors and the holders of a majority of the shares entitled to vote is required for a merger, consolidation or sale of all of substantially all of a corporation's assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•

the merger agreement does not amend the constituent corporation's certificate of incorporation;

•

each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

Under the BCA, certain corporate actions, such as:

•

amalgamations (other than with certain affiliated corporations);

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continuances;

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sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business;

•

reductions of stated capital for any purpose, e.g. in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests) that does not render the articles or notice of articles incorrect; and

•

other actions such as liquidations, or arrangements, are required to be approved by "special resolution."

A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

	AUXILIUM	QLT
Rules or policies of certain Canadian securities regulatory authorities including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Administrators contains requirements in connection with "related party transactions." A related party transaction means, generally, any transaction by which an issuer, directly or indirectly: (i) acquires, sells, leases or transfers an asset; (ii) acquires or issues securities; (iii) assumes or becomes subject to a liability; or (iv) borrows money or lends money from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" (as defined in MI 61-101) includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

MI 61-101 provides that, in connection with a "related party transaction" (in addition to any other required shareholder approval), QLT is required, subject to the availability of certain exceptions, to: (i) provide specific disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required; (ii) obtain a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith and provide a summary thereof in the proxy circular; and (iii) obtain the approval of a majority of the votes cast by shareholders other than the related party involved in the transaction
Preemptive Rights of Stockholders/Shareholders	Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe to an additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation. Because the Auxilium certificate of incorporation does not include any provision in this regard, holders of shares of Auxilium common stock do not have preemptive rights.	Under the BCA, holders of QLT common shares are not entitled to pre-emptive or subscription rights.

AUXILIUM	QLT
Directors' and Officers' Liability and Indemnification	Auxilium's certificate of incorporation provides that no director of Auxilium will be personally liable to Auxilium or any of its stockholders for monetary damages for breach of fiduciary duty as a director of Auxilium. However, personal liability of a director will not be eliminated or limited (i) for any breach of a director's duty of loyalty to Auxilium or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividend or unlawful stock purchases or redemptions or (iv) for any transactions from which such director derived an improper personal benefit.

The Auxilium certificate of incorporation and bylaws provide for indemnification of Auxilium's directors to the full extent permitted by law.

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and (ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.	Under the BCA, QLT may indemnify an eligible party such as a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity of another entity (whom is referred to in this summary as an "indemnifiable person") against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which a party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, to which the such party is or may be liable. Under the BCA, QLT may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Prior to the final disposition, QLT may pay, as they are incurred, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCA, the eligible party will repay the amounts advanced.

Indemnification under the BCA is prohibited if:

•

the indemnity or payment is made under an earlier agreement and at the time the agreement to indemnify or pay expenses was made the company was or is prohibited in doing so under its memorandum or articles

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if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation

•

in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

	AUXILIUM	QLT
Additionally, in the case of a derivative action on behalf of the company or on behalf of an associated corporation, QLT must not indemnify the eligible party for any penalties the eligible party is or may be liable for and QLT must not pay the expenses of the eligible party after the final disposition whether mandatory or not, nor advance expenses to the eligible party.

Pursuant to the BCA and QLT's articles, QLT may purchase and maintain insurance against liability asserted against or incurred by any of the eligible persons.
Delaware law also permits a corporation to indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.
To the extent that a current or former director or officer is successful on the merits or otherwise in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for expenses actually and reasonably incurred thereby.
Stockholder/Shareholder Rights Agreement	Auxilium currently has no stockholder rights plan. Notwithstanding the expiration of the stockholder rights plan and subject to the restrictions contained in the merger agreement, the Auxilium Board of Directors could, pursuant to its authority to issue preferred stock, adopt a stockholder rights plan without stockholder approval at any future time.	QLT currently has no shareholder rights plan in place. Subject to the restrictions contained in the merger agreement, the QLT Board of Directors could adopt a shareholder rights plan at any future time, which plan must be approved by shareholders within six months of its adoption.

	AUXILIUM	QLT
Oppression Remedy	The DGCL does not provide for a similar remedy.	The BCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any beneficial owner of a share of the company or any person whom the court considers to be an appropriate person. This includes among others:

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a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

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a present or former officer or director of the corporation or any of its affiliates; and

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any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants.

Quorum of Shareholders	Auxilium's bylaws provide that a majority of the voting power of the issued and outstanding stock of Auxilium entitled to vote thereat, present in person, by remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, constitutes a quorum.	Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 1/3 of the issued shares entitled to be voted on the meeting.

AUXILIUM	QLT
Inspection of Corporate Records	Under the DGCL, any stockholder may inspect Auxilium's stock ledger, a list of its stockholders, and its other books and records for a proper purpose during usual business hours. Moreover, under the DGCL and Auxilium's bylaws, Auxilium must make available, before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, showing the address of each stockholder and the number of registered shares in the name of each stockholder. The list must be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting on a reasonably accessible electronic network (provided that the information required to gain access to such list is provided with notice of the meeting) or during normal business hours, at the principal place of business of the corporation. The list must also be produced at the time and place of the meeting during the whole time thereof.	Under the BCA, directors of QLT have the right to examine all of the corporate records. Shareholders have the right to examine certain corporate records such as QLT's minutes of meetings and resolutions, during the usual business hours of QLT.

Upon the receipt of an affidavit by an applicant, under the BCA, QLT is required to allow the applicant access to the securities register of QLT during normal business hours and to provide a list of shareholders of QLT setting out the names, number of shares owned and addresses of QLT's registered shareholders provided the applicant agrees to certain restrictions to the use of that information.

LEGAL MATTERS

        McCullough O'Connor Irwin LLP, British Columbia counsel for QLT, will provide an opinion regarding the validity of the New Auxilium common shares to be issued in the transactions.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        As at the date of this joint proxy/prospectus, no directors, executive officers or employees of Auxilium or any subsidiary thereof, or any associates of the foregoing, and no former directors, executive officers or employees of Auxilium or any subsidiary thereof, were indebted to Auxilium or any of its subsidiaries.

        As at the date of this joint proxy/prospectus, no current or former directors, executive officers or employees of QLT or any subsidiary thereof, or proposed nominees for election as a director of QLT, or any associates of the foregoing, and no former directors, executive officers or employees of QLT or any subsidiary thereof, are currently indebted to QLT or any of its subsidiaries other than routine indebtedness (as defined under Canadian securities rules) of certain employees.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

        The auditors of Auxilium are PricewaterhouseCoopers LLP, at their principal office in Philadelphia, PA which is located at 2001 Market St., Suite 1700, Philadelphia, PA 19103. The auditors are independent of Auxilium in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States). The transfer agent and registrar for the Auxilium common stock is Broadridge Corporate Issuers Solutions, Inc. through its principal offices in Philadelphia, PA.

        The auditors of QLT are Deloitte LLP, at their principal office in Vancouver, British Columbia which is located at 2800-1055 Dunsmuir Street, 4 Bentall Centre, P.O. Box 49279, Vancouver, British Columbia V7X 1P4 Canada. Deloitte LLP is independent of QLT within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the Securities and Exchange Commission. The transfer agent and registrar for QLT common shares is Computershare Trust Company of Canada, Stock and Bond Transfer Department through its principal offices in Vancouver, British Columbia. Upon consummation of the merger, the auditors of QLT are expected to be PricewaterhouseCoopers LLP.

EXPERTS

        The consolidated financial statements of QLT Inc. as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included and incorporated by reference in this joint proxy statement/prospectus, and the related financial statement schedule included elsewhere in the Registration Statement and the effectiveness of QLT's internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Auxilium Pharmaceuticals, Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 (included in this joint proxy statement/prospectus) and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013) have been so included or incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Actient Holdings, LLC business Auxilium Pharmaceuticals, Inc. acquired as of April 25, 2013) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Actient Holdings LLC as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, appearing in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        CERTAIN OF THE PERSONS WHO MAY BE DIRECTORS AND EXECUTIVE OFFICERS OF QLT MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF QLT MAY BE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR QLT, OR TO ENFORCE AGAINST SUCH PERSONS OR QLT IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. QLT HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN CANADA, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

        The SEC has adopted rules that permit companies and intermediaries (such as brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

        A number of brokers with account holders who are Auxilium stockholders or QLT shareholders will be "householding" this joint proxy statement/prospectus. A single joint proxy statement/prospectus may be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Each of Auxilium and QLT will promptly deliver, upon written or oral request to the address or telephone number below, a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single joint proxy statement/prospectus was delivered. Requests for additional copies and/or notice that a shareholder wishes to receive a separate annual report or proxy statement in the future should be directed to: Auxilium Pharmaceuticals, Inc., Attention: Investor Relations, at 640 Lee Road, Chesterbrook, Pennsylvania 19087, or by telephone to Auxilium's Investor Relations department at (484) 321-5900 or to QLT Inc., Attention: Investor Relations, at 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada V5T 4T5, or by telephone to QLT's Investor Relations department at (604) 707-7000. Shareholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their communications should contact their broker.

 OTHER BUSINESS

        The QLT Board of Directors is not aware of any other matter that will be presented at the QLT annual general and special meeting. If other matters properly come before the QLT annual general and special meeting, both the Chairman of the Executive Transition Committee and the Chairman of the QLT Board of Directors intend to vote the common shares represented by proxy for which either of them is appointed in accordance with their best judgment on such matters.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires QLT's executive officers and directors and beneficial owners of more than 10% of a registered class of equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such executive officers, directors and 10% beneficial owners are also required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

        To QLT's knowledge, based solely on its review of the copies of such reports received by them or written representations from certain reporting persons that no Form 5s were required for such persons, QLT believes that during 2013 all Section 16(a) filing requirements applicable to its executive officers, directors and 10% beneficial owners were complied with.

        To the knowledge of QLT's executive officers and the directors, as of June 30, 2014, the only persons or companies that beneficially own, control or direct, directly or indirectly, 10% or more of QLT's common shares are Axial Capital Management, LLC which, as evidenced by public filings, own 8,865,036 common shares, representing approximately 17.3% of the issued and outstanding common shares and NB Public Equity K/S which, as evidenced by public filings, own 6,447,626 common shares, representing approximately 12.6% of the issued and outstanding common shares.

 PROCEDURE FOR SHAREHOLDER PROPOSALS

Auxilium

        Auxilium does not intend to hold an annual meeting of stockholders in 2015 if the merger is completed. In the event that the merger is not completed and Auxilium does hold an annual meeting of stockholders in 2015, proposals of stockholders intended to be presented at the 2015 annual meeting of stockholders of Auxilium pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, must be received by Auxilium no later than the close of business on December 11, 2014 in order that they may be included in the proxy statement and form of proxy relating to that meeting. Proposals should be addressed to Andrew I. Koven, Secretary of Auxilium, at the address set forth below.

        In addition, Auxilium's bylaws require that it be given advance notice of stockholder nominations for election to the Board of Directors and of other business that stockholders wish to present for action at an annual meeting of stockholders of Auxilium (other than matters included in Auxilium's proxy statement in accordance with Rule 14a-8 as described above). Such nominations and proposals, other than those made by or on behalf of the Board of Directors, must be made by notice in writing delivered to the Secretary at the address set forth below, and received no earlier than January 21, 2015 and no later than February 20, 2015, assuming that the 2015 annual meeting of stockholders is to be held between May 6, 2015 and July 19, 2015. In the event that the 2015 annual meeting of stockholders is not held between May 6, 2015 and July 19, 2015, notice of stockholder nominees or proposals must be received no earlier than 120 days before the date of the 2015 annual meeting of stockholders and no later than 90 days before the date of the 2015 annual meeting of stockholders or the 10th day following Auxilium's first public announcement of the date of such meeting, whichever is later. Auxilium's bylaws also require that such notice contain certain additional information. Copies of Auxilium's bylaws can be obtained without charge from the Secretary of Auxilium.

        Proposals and notices mailed should be addressed to Andrew I. Koven, Secretary, Auxilium Pharmaceuticals, Inc., 640 Lee Road, Chesterbrook, PA 19087.

QLT

        QLT will hold an annual general meeting of shareholders in 2015 regardless of whether the merger is completed.

        A shareholder who is entitled to vote at the annual general meeting of shareholders of QLT to be held in 2015, may raise a proposal for consideration at such annual meeting. Under the U.S. securities laws, the deadline for submitting shareholder proposals for inclusion in QLT's proxy statement and form of proxy for QLT 2015 annual meeting of shareholders is the date which is at least 120 days prior to the anniversary of the date on which this joint proxy statement/prospectus was released to shareholders. However if QLT's 2015 annual general meeting is more than 30 days before or after the anniversary of the annual general and special meeting to which this joint proxy statement/prospectus relates, then the proposal must be received a reasonable time before QLT begins to print and send its proxy materials for the 2015 annual meeting of shareholders. Proposals must be sent to QLT's registered office at 2600 Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

        Under the BCA, a proposal for a matter for consideration at QLT's annual general meeting must be received at QLT's registered office at the address above on or before the date which is at least three months before the anniversary of the 2014 annual meeting. For a proposal under the BCA to be valid, it must be in writing, accompanied by the requisite declarations and signed by the submitter and qualified shareholders who at the time of signing are the registered or beneficial owners of shares that, in the aggregate, (i) constitute at least 1% of the issued shares of QLT that have the right to vote at general meetings, or (ii) have a fair market value in excess of $2,000. For the submitter or a qualified shareholder to be eligible to sign the proposal, that shareholder must have been the registered or beneficial owner of QLT common shares that carry the right to vote at general meetings for an uninterrupted period of at least two years before the date the proposal is signed, among other requirements.

WHERE YOU CAN FIND MORE INFORMATION

        Auxilium and QLT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including Auxilium and QLT. The SEC's Internet site can be found at http://www.sec.gov. The information contained on the SEC's website is expressly not incorporated by reference into this joint proxy statement/prospectus.

        QLT has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the QLT common shares to be issued or that are issuable in connection with the merger. The registration statement, including the attached exhibits, contains additional relevant information about QLT and QLT common shares. The rules and regulations of the SEC allow Auxilium and QLT to omit certain information included in the registration statement from this joint proxy statement/prospectus. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above.

        The SEC and CSA allow Auxilium and QLT to incorporate by reference the information Auxilium and QLT file with it, which means that Auxilium and QLT can disclose important information to you by referring you to other documents filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this joint proxy statement/ prospectus.

        The following documents, which have been filed with the SEC by Auxilium (SEC File No. 000-50855) and QLT (SEC File No. 000-17082), are hereby incorporated by reference into this joint proxy statement/prospectus. However, in accordance with Canadian securities laws, the documents filed by Auxilium with the SEC are not incorporated by reference into the management proxy circular of QLT that is included as part of this joint proxy statement/prospectus.

Auxilium

  •
  Auxilium's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014;

  •
  Auxilium's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on May 5, 2014; and

  •
  Auxilium's Current Reports on Form 8-K, filed with the SEC on February 24, 2014, February 28, 2014, May 22, 2014, June 2, 2014 June 5, 2014 June 11, 2014 and June 26, 2014.

QLT

  •
  QLT's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 28, 2014, as amended by the amendment to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2013, filed with the SEC on April 30, 2014;

  •
  QLT's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, filed with the SEC on April 30, 2014;

  •
  QLT's Current Reports on Form 8-K, filed with the SEC on February 27, 2014, February 28, 2014, March 21, 2014, April 4, 2014, April 30, 2014, June 5, 2014, June 26, 2014, July 14, 2014 and July 23, 2014; and

  •
  The description of QLT's common shares as set forth in the prospectus contained in QLT's registration statement on Form F-1 filed on September 25, 1989.

        Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this joint proxy statement/prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

        Any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC by Auxilium or QLT pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the earlier of the effective time and the termination of the merger agreement, shall also be deemed incorporated by reference. Information in such future filings updates and supplements the information provided in this joint proxy statement/prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document previously filed with the SEC by Auxilium or QLT, as applicable, that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

        You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus through QLT or Auxilium, as the case may be, or from the SEC through the SEC's Internet Web site at the address described above or from the Canadian provincial regulatory authorities through the SEDAR Internet Web site at the address described above. Documents incorporated by reference are available from Auxilium or QLT without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus.

        Auxilium and QLT will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

Auxilium Pharmaceuticals, Inc.	QLT Inc.
640 Lee Road	887 Great Northern Way, Suite 250
Chesterbrook, PA 19087	Vancouver, British Columbia
(484) 321-5900	Canada V5T 4T5
Attn: Investor Relations	(604) 707-7000
Attn: Investor Relations

        If you would like to request documents, please do so by                , 2014, in order to receive them before the Auxilium special meeting and the QLT annual general and special meeting.

Approval by QLT Board of Directors

        The contents and the sending of this proxy statement/prospectus were approved by the QLT Board of Directors on July 30, 2014.

DATED at Vancouver, British Columbia this                        , 2014.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements of Auxilium Pharmaceuticals, Inc. and Subsidiaries
1.	Report of Independent Registered Public Accounting Firm	F-3
2.	Consolidated Balance Sheets as of December 31, 2013 and 2012	F-5
3.	Consolidated Statements of Operations for the Years Ended December 31, 2013, 2012 and 2011	F-6
4.	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2013, 2012 and 2011	F-7
5.	Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2013, 2012 and 2011	F-8
6.	Consolidated Statements of Cash Flow for the Years Ended December 31, 2013, 2012 and 2011	F-11
7.	Notes to Consolidated Financial Statements	F-12
Unaudited Interim Consolidated Financial Statements of Auxilium Pharmaceuticals, Inc and Subsidiaries
8.	Unaudited Consolidated Balance Sheets as of March 31, 2014 and December 31, 2013	F-65
9.	Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2014 and 2013	F-66
10.	Unaudited Consolidated Statements of Comprehensive Loss for the Three Months Ended March 31, 2014 and 2013	F-67
11.	Unaudited Consolidated Statements of Stockholders' Equity for the Three Months Ended March 31, 2014	F-68
12.	Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2013	F-69
13.	Notes to Unaudited Consolidated Financial Statements	F-70
Audited Consolidated Financial Statements of Actient Holdings LLC
14.	Report of Independent Auditors	F-89
15.	Consolidated Balance Sheets as of December 31, 2012 and 2011	F-90
16.	Consolidated Statements of Operations and Comprehensive (Loss) Income for the Years Ended December 31, 2012, 2011 and 2010	F-91
17.	Consolidated Statements of Changes In Members' Equity for the Years Ended December 31, 2012, 2011 and 2010	F-92
18.	Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	F-93
19.	Notes to Consolidated Financial Statements	F-94
Unaudited Interim Condensed Consolidated Financial Statements of Actient Holdings LLC

20.	Unaudited Condensed Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012	F-121
21.	Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2013 and 2012	F-122
22.	Unaudited Condensed Consolidated Statements of Members' Equity for the Three Months Ended March 31, 2013	F-123
23.	Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012	F-124
24.	Notes to Unaudited Condensed Consolidated Financial Statements	F-125
Audited Consolidated Financial Statements of QLT Inc.
25.	Report of Independent Registered Public Accounting Firm	F-145
26.	Consolidated Balance Sheets as of December 31, 2013 and 2012	F-147
27.	Consolidated Statements of Income for the Years Ended December 31, 2013, 2012 and 2011	F-148
28.	Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011	F-149
29.	Notes to Consolidated Financial Statements	F-151
Unaudited Interim Consolidated Financial Statements of QLT Inc.
30.	Unaudited Consolidated Balance Sheets as of March 31, 2014 and December 31, 2013	F-176
31.	Unaudited Consolidated Statements of Income for the Three Months Ended March 31, 2014 and 2013	F-177
32.	Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2013	F-178
33.	Notes to Unaudited Consolidated Financial Statements	F-180

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of Auxilium Pharmaceuticals, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Auxilium Pharmaceuticals, Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As described in Item 9A Controls and Procedures, management has excluded Actient Holdings, LLC ("Actient") from its assessment of internal control over financial reporting as of December 31, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded Actient from our audit of internal control over financial reporting. Actient is a wholly-owned subsidiary of Auxilium Pharmaceuticals, Inc., whose total assets and total revenues represent approximately 66% and 27%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2014

Consolidated Balance Sheets as of December 31, 2013 and 2012

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$47,749	$35,857
Short-term investments	23,437	121,573
Accounts receivable, trade, net	89,407	55,859
Accounts receivable, other	7,050	1,685
Inventories, current	42,498	22,134
Prepaid expenses and other current assets	13,714	3,762
Deferred tax asset	14,737	530

Total current assets	238,592	241,400
Inventories, non-current	54,561	49,697
Property and equipment, net	35,270	29,220
Intangible assets, net	749,452	0
Goodwill	104,146	0
Other assets	19,155	7,605

Total assets	$1,201,176	$327,922

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$940	$3,565
Accrued expenses	121,964	80,740
Deferred revenue, current portion	2,059	11,835
Deferred rent, current portion	1,185	936
Current portion of term loan	13,609	0
Contingent consideration, current	56,741	0

Total current liabilities	196,498	97,076
Term loan, long-term portion	241,536	0
Senior Convertible Notes	293,747	0
Deferred revenue, long-term portion	24,678	26,288
Deferred rent, long-term portion	7,528	4,140
Contingent consideration, long-term portion	161,903	0
Deferred tax liability	23,821	530

Total liabilities	949,711	128,034

Commitments and contingencies	—	—
Stockholders' equity:
Preferred stock, $0.01 par value per share, 5,000,000 shares authorized, no shares issued or outstanding	0	0
Common stock, $0.01 par value per share; authorized 120,000,000 shares; issued 49,744,521 and 49,419,104 shares at December 31, 2013 and December 31, 2012, respectively	497	494
Additional paid-in capital	594,970	525,354
Accumulated deficit	(340,180)	(322,115)
Treasury stock at cost: 145,058 and 136,405 shares at December 31, 2013 and December 31, 2012, respectively	(3,490)	(3,337)
Accumulated other comprehensive loss	(332)	(508)

Total stockholders' equity	251,465	199,888

Total liabilities and stockholders' equity	$1,201,176	$327,922

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2013	2012	2011
Net revenues	$400,715	$395,281	$264,315

Operating expenses*:
Cost of goods sold	112,015	78,337	55,662
Research and development	50,211	45,932	61,948
Selling, general and administrative	250,190	185,535	179,887
Amortization of purchased intangibles	44,988	0	0
Contingent consideration	11,396	0	0

Total operating expenses	468,800	309,804	297,497

Income (loss) from operations	(68,085)	85,477	(33,182)
Interest expense	(28,655)	(39)	(236)
Other income, net	378	506	502

Income (loss) before income taxes	(96,362)	85,944	(32,916)
Income tax benefit	78,297	0	0

Net income (loss)	$(18,065)	$85,944	$(32,916)

Net income (loss) per common share:
Basic	$(0.37)	$1.76	$(0.69)

Diluted	$(0.37)	$1.74	$(0.69)

Shares used to compute net income (loss) per common share:
Basic	49,337,724	48,770,229	47,886,672

Diluted	49,337,724	49,277,570	47,886,672

*
includes the following amounts of stock-based compensation expense:

Cost of goods sold	$154	$84	$65
Research and development	2,757	2,919	3,184
Selling, general and administrative	12,611	12,004	14,029

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income for the Years Ended December 31, 2013, 2012 and 2011

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2013	2012	2011
Net income (loss)	$(18,065)	$85,944	$(32,916)

Other comprehensive income (loss):
Unrealized gains (losses) on investments, net of tax	105	249	(237)
Foreign currency translation adjustment	71	(22)	(5)

Total	176	227	(242)

Comprehensive income (loss)	$(17,889)	$86,171	$(33,158)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

Year Ended December 31, 2013

(In thousands, except share amounts)

	Common stock				Treasury Stock		Accumulated other comprehensive loss
			Additional paid-in capital	Accumulated deficit
	Shares	Amount			Shares	Cost		Total
Balance, January 1, 2013	49,419,104	$494	$525,354	$(322,115)	136,405	$(3,337)	$(508)	$199,888
Equity component of Senior Convertible Notes	0	0	64,361	0	0	0	0	64,361
Deferred tax benefit related to issuance of Senior Convertible Notes	0	0	1,253	0	0	0	0	1,253
Convertible Note Hedge	0	0	(70,000)	0	0	0	0	(70,000)
Sale of warrants	0	0	41,475	0	0	0	0	41,475
Issuance of warrants in business acquisition	0	0	12,000	0	0	0	0	12,000
Exercise of common stock options	149,304	1	1,319	0	0	0	0	1,320
Employee Stock Plan Purchases	129,755	1	1,877	0	0	0	0	1,878
Issuance of restricted stock	10,000	0	0	0	0	0	0	—
Cancellation of restricted stock	(250)	0	0	0	0	0	0	—
Stock-based compensation	33,190	0	17,269	0	0	0	0	17,269
Proceeds from Board of Directors stock purchases	3,418	0	62	0	0	0	0	62
Treasury stock acquisition	0	0	0	0	8,653	(153)	0	(153)
Comprehensive income	0	0	0	0	0	0	176	176
Net loss	0	0	0	(18,065)	0	0	0	(18,065)

Balance, December 31, 2013	49,744,521	$497	$594,970	$(340,180)	145,058	$(3,490)	$(332)	$251,465

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity (Continued)

Year Ended December 31, 2012

(In thousands, except share amounts)

	Common stock				Treasury stock		Accumulated other comprehensive loss
			Additional paid-in capital	Accumulated deficit
	Shares	Amount			Shares	Cost		Total
Balance, December 31, 2011	48,236,137	$482	$495,949	$(408,059)	131,591	$(3,239)	$(735)	84,398
Exercise of common stock options	960,864	10	10,497	0	0	0	0	10,507
Employee Stock Purchase Plan purchases	153,260	2	2,522	0	0	0	0	2,524
Issuance of restricted stock	43,700	0	0	0	0	0	0	0
Proceeds from Board of Directors stock purchases	4,956	0	106	0	0	0	0	106
Stock based compensation	20,187	0	16,280	0	0	0	0	16,280
Treasury stock acquisition	0	0	0	0	4,814	(98)	0	(98)
Other comprehensive income	0	0	0	0	0	0	227	227
Net income	0	0	0	85,944	0	0	0	85,944

Balance, December 31, 2012	49,419,104	494	525,354	(322,115)	136,405	(3,337)	(508)	199,888

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity (Continued)

Year Ended December 31, 2011

(In thousands, except share amounts)

	Common stock				Treasury stock		Accumulated other comprehensive loss
			Additional paid-in capital	Accumulated deficit
	Shares	Amount			Shares	Cost		Total
Balance, December 31, 2010	47,904,563	$479	$472,665	$(375,143)	123,539	$(3,065)	$(493)	$94,443
Exercise of common stock options	270,453	3	2,907	0	0	0	0	2,910
Employee Stock Purchase Plan purchases	55,292	1	921	0	0	0	0	922
Proceeds from Board of Directors stock purchases	7,205	0	134	0	0	0	0	134
Stock based compensation	1,750	0	19,322	0	0	0	0	19,322
Cancellation of restricted shares	(3,126)	0	0	0	0	0	0	0
Treasury stock acquisition	0	0	0	0	8,052	(174)	0	(174)
Other comprehensive loss	0	0	0	0	0	0	(242)	(242)
Net loss	0	0	0	(32,916)	0	0	0	(32,916)

Balance, December 31, 2011	48,236,137	$482	495,949	(408,059)	131,591	(3,239)	$(735)	$84,398

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flow

(in thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income (loss)	$(18,065)	$85,944	$(32,916)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10,873	18,089	8,002
Stock-based compensation	15,522	15,007	17,278
Amoritization of purchased intangibles	44,988	0	0
Amoritization of debt discount and issuance costs	13,618	0	0
Contingent consideration	11,396	0	0
Release of valuation allowance for deferred tax assets	(77,919)	0	0
Changes in operating assets and liabilities:
Increase in accounts receivable	(13,276)	(12,404)	(11,607)
Increase in inventories	(1,890)	(17,455)	(12,256)
Decrease (increase) in prepaid expenses, other current assets and other assets	2,340	(2,372)	(4,926)
Increase in accounts payable and accrued expenses	11,509	2,185	25,754
Increase (decrease) in deferred revenue	(11,385)	(89,814)	42,220
Increase (decrease) in deferred rent	433	(1,461)	(850)

Net cash provided by (used in) operating activities	(11,856)	(2,281)	30,699

Cash flows from investing activities:
Business acquisitions, net of cash acquired	(620,493)	0	0
Purchases of property and equipment	(10,386)	(8,762)	(6,644)
Purchases of short-term investments	(76,995)	(191,496)	(156,370)
Redemptions of short-term investments	175,078	186,723	39,372
Sales and Redemptions of long-term investments	1,600	1,100	400
Purchases of other assets	0	0	(1,900)

Net cash used in investing activities	(531,196)	(12,435)	(125,142)

Cash flows from financing activities:
Proceeds from issuance of term loan, net of issuance costs	262,852	0	0
Repayment of term loan	(9,617)	0	0
Proceeds from issuance of convertible debt, net of issuance costs	338,921	0	0
Payments of contingent consideration	(11,762)	0	0
Purchase of convertible note hedge	(70,000)	0	0
Proceeds from sale of warrants	41,475	0	0
Employee Stock Purchase Plan purchases	1,878	2,524	922
Proceeds from exercise of common stock options	1,320	10,507	2,910
Proceeds from Board of Directors stock purchases	62	106	134
Purchases of treasury stock	(153)	(98)	(174)

Net cash provided by financing activities	554,976	13,039	3,792

Effect of exchange rate changes on cash	(32)	(1)	(21)

Decrease in cash and cash equivalents	11,892	(1,678)	(90,672)
Cash and cash equivalents, beginning of period	35,857	37,535	128,207

Cash and cash equivalents, end of period	$47,749	$35,857	$37,535

Supplemental data:
Business acquisitions:
Fair value of assets acquired, net of cash acquired	$958,158	0	0
Purchase consideration representing compensation	8,309	0	0
Fair value of liabilities assumed and contingent consideration	(333,974)	0	0
Fair value of warrants isssued	(12,000)	0	0

Net cash paid for acquisitions	$620,493	0	0

Interest paid	$12,582	0	0

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(1) Organization and Description of Business

  (a)
  The Company

        Auxilium Pharmaceuticals, Inc. along with its subsidiaries, or the "Company" is a specialty biopharmaceutical company with a focus on developing and marketing products to predominantly specialist audiences.

        The Company currently markets 12 products (including one product with two indications) in the urology, orthopedic, respiratory and other areas in the U.S. and, where indicated below, internationally through our respective collaborators:

  •
  Testim 1% (testosterone gel), a topical TRT for the treatment of hypogonadism

  •
  Ferring International Center S.A. ("Ferring") markets Testim in certain countries of the EU and Paladin Labs Inc. ("Paladin") (which is in the process of being acquired by Endo Health Solutions Inc. ("Endo")) markets Testim in Canada

  •
  TESTOPEL, a long-acting implantable TRT product

  •
  STENDRA, a new first-line oral therapy for ED, for which the Company has Canadian marketing rights, launched in the U.S. in January 2014,

  •
  Edex the leading branded non-oral drug for ED

  •
  Osbon ErecAid, the leading vacuum device for treating ED

  •
  Striant®, a buccal TRT

  •
  XIAFLEX for the treatment of adult DC patients with a palpable cord

  •
  Swedish Orphan Biovitrium AB ("Sobi") has marketing rights for XIAPEX® (the European Union ("EU") tradename for collagenase clostridium histolyticum) in 71 Eurasian and African countries;

  •
  Asahi Kasei Pharma Corporation ("Asahi Kasei") has development and commercial rights for XIAFLEX in Japan; and

  •
  Actelion Pharmaceuticals Ltd ("Actelion") has development and commercial rights for XIAFLEX in Canada, Australia and Brazil

  •
  XIAFLEX for the treatment of PD in men with a palpable plaque and a curvature deformity of thirty degrees or greater at the start of therapy which was launched in the U.S. in January 2014 and is the first and only FDA-approved non-surgical treatment for PD

  •
  Five non-promoted products, including the following two respiratory products:

  •
  Theo-24® for the treatment of COPD and asthma; and

  •
  Semprex-D® for the treatment of seasonal allergic rhinitis.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(1) Organization and Description of Business (Continued)

        For the period covered by this Report, our pipeline included:

  Regulatory Review:

    •
    The Company submitted in December 2013 a supplemental Biologics License Application ("sBLA") to the FDA approval of XIAFLEX for the treatment of multiple DC cords concurrently.

    •
    The Company's strategic partner, VIVUS, Inc. ("VIVUS") submitted in November 2013 a request for a label expansion for an approximately 15-minute onset of action efficacy claim for STENDRA.

  Phase 2:

    •
    XIAFLEX for the treatment of edematous fibrosclerotic panniculopathy ("EFP"), commonly known as cellulite, with a Phase 2a trial having commenced in October 2013.

    •
    XIAFLEX for the treatment of Adhesive Capsulitis, commonly known as Frozen Shoulder syndrome, with a Phase 2b trial having commenced in December 2013.

  Testosterone

    •
    In 2013, the Company conducted initial clinical studies for a potential high concentration testosterone gel product. However, the Company does not believe that the clinical results from such studies and current market conditions warrant further development for this product candidate at this time.

  (b)
  Liquidity

        The Company commenced operations in the fourth quarter of 1999. The Company has been dependent upon external financing, including primarily bank borrowings and private and public sales of securities, to fund operations. As of December 31, 2013, the Company had an accumulated deficit of approximately $340,180.

        While the Company believes that its current investment balances, the proceeds from the term loan borrowings and convertible notes offering discussed in Note 12 and 13, respectively, and expected future operating cash inflows are sufficient for the Company to fund operations for the next twelve months, the Company may require additional financing in the future to execute its intended business strategy. There can be no assurances that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, when and if needed. Failure to raise needed funds on satisfactory terms could have a material impact on the Company's business, operating results or financial condition.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies

  (a)
  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Auxilium Pharmaceuticals, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts in the consolidated financial statements for prior periods have been reclassified to conform to current presentation.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  (c)
  Translation of Foreign Financial Statements

        The Company established a foreign subsidiary in the United Kingdom in 2000, which uses the pound sterling as its functional currency. Assets and liabilities of the Company's foreign subsidiary are translated at the year-end rate of exchange. The statements of operations and cash flows for this subsidiary are translated at the average rate of exchange for the year. Gains or losses from translating foreign currency financial statements are accumulated in other comprehensive income (loss) in stockholders' equity.

  (d)
  Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, including cash, cash equivalents, short-term investments, restricted cash deposits and long-term investments are stated at fair value. Due to their short-term maturity, the carrying amounts of accounts receivable, accounts payable and accrued expenses approximate fair value.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (e)
  Revenue Recognition

        Net revenues for the three years ended December 31, 2013 comprise the following:

	Years ended December 31,
	2013	2012	2011
Testim revenues—
Net U.S. product sales	$206,240	$233,441	$205,061
International revenues	4,933	4,039	2,842

	211,173	237,480	207,903

XIAFLEX revenues—
Net U.S. product sales	62,535	55,174	44,009
International revenues	17,605	102,627	12,403

	80,140	157,801	56,412

Other net U.S. revenue
TESTOPEL	59,975	0	0
Edex	21,884	0	0
Other	27,543	0	0

	109,402	0	0

Total net revenues	$400,715	$395,281	$264,315

        Net U.S. revenues shown in the above table represent the product sales of the Company within the U.S., net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments the Company has received on its out-licensing agreements, together with royalties earned on product sales by the licensees.

        Revenue is recognized when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured.

  U.S. product sales—

        In the U.S., the Company's products are sold to wholesalers, which are provided fees for service based on shipment activity. The product return policies of the Company permit product returns during a specified period, dependent on the specific product, prior to the product's expiration date until a certain number of months subsequent to the expiration date. Future product returns are estimated based on historical experience of the Company. The Company accrues the contractual rebates per unit of product for each individual payor plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction. In addition, the Company provides coupons to physicians for use with Testim prescriptions as promotional incentives and the Company established in September 2011 a co-pay assistance program for XIAFLEX prescriptions. A contract service provider is utilized to process and pay claims to patients for actual coupon usage. All revenue from product sales are recorded net of the applicable provisions for

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

wholesaler management fees, returns, rebates, and discounts in the same period the related sales are recorded. As products of the Company become more widely used and as the Company continues to add managed care and PBMs, actual results may differ from the Company's previous estimates. To date, differences between Company estimates and actual experience have not resulted in any material adjustments to its operating results.

        In the first quarter of 2012, the Company recorded a correction of an error in its financial statements for the year ended December 31, 2011 that resulted from an understatement of the accrual for government health plan charge-backs. This correction reduced Net revenues and Net income reported for the year ended December 31, 2012 in the amount of $820. Management believes this adjustment is not material to the Company's results of operations for 2012 and 2011.

        In the first quarter of 2011, the Company began recognizing revenue for XIAFLEX product shipments at the time of delivery of XIAFLEX to the Company's U.S. customers, which are primarily a limited number of wholesalers, specialty pharmacies and specialty distributors who ship the product on an as needed basis to individual healthcare providers. In contrast, prior to 2011 the recognition of revenue and related product costs for XIAFLEX product shipments was deferred until those wholesalers, specialty pharmacies and specialty distributors shipped product to physicians for administration to patients because the Company could not initially assess the flow of XIAFLEX through its distribution channel as it was new to the marketplace. As a result of this change in revenue recognition, net revenues for the year ended December 31, 2011 include a benefit of $1,804 (representing revenue previously deferred, net of allowances of $59) and the net loss for the year ended December 31, 2011 includes a benefit of $1,743, or $0.04 per share (representing the net revenue benefit partially offset by the related cost of goods sold).

  Collaboration and out-license agreements—

        International contract revenues shown in the above table represent the amortization of deferred up-front, milestone payments and royalty payments previously received under the collaboration and out-licensing agreements. These agreements contain multiple elements. The Company evaluates all deliverables within an arrangement to determine whether or not each deliverable has stand-alone value to its partners. Based on this evaluation, deliverables are separated into units of accounting. Several deliverables may be combined into a single unit of accounting in order to establish stand-alone value. Arrangement consideration is allocated to each unit of accounting based on estimated selling price. For units of accounting for which delivery has been made and there is no further performance obligations, revenue is recognized when the related consideration is fixed and determinable and collectability is reasonably assured. Where the Company has continuing performance obligations, revenue is recognized over the performance period. In the case of license, development and marketing deliverables, such deliverables are normally combined into a single unit of accounting. The related consideration is recognized as revenue over the term of the arrangement. In addition, unless evidence suggests otherwise, revenue from consideration received is recognized on a straight-line basis over the expected period of the arrangement during which continuing performance obligations exist. If the estimated term of the arrangement changes, a cumulative catch-up adjustment on the date of such change is recorded under the contingency-adjusted performance model of accounting in order to reflect the revised contract term.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

        As part of the Pfizer Agreement, the Company received up front and milestone cash payments from Pfizer. The agreement with the Company's licensor for XIAFLEX, BioSpecifics, required that the Company pay a portion of this amount to them. These amounts were recorded as deferred revenues and deferred costs, respectively, on the Company's balance sheet at the time paid and the Company was required under U.S. generally accepted accounting principles ("GAAP") to amortize the deferred revenues and deferred costs into its income statement over the course of the Pfizer collaboration agreement. The Company originally estimated that the life of the Pfizer Agreement would be 20 years. When the agreement to mutually terminate the collaboration was reached, with a termination date of April 24, 2013, the balance of the deferred revenues and costs that existed at that time on the Company's balance sheet was required to be adjusted to record the cumulative impact of the revised, shorter life of the agreement.

        At September 30, 2012 the balance of deferred revenues related to the Pfizer Agreement was $103,404 and the balance of the deferred costs was $9,311. In the fourth quarter of 2012 the Company recorded $93,601 in revenue and $8,429 in cost of goods sold as the amortization of these deferred revenues and costs, respectively. Had the Company not reached agreement with Pfizer to mutually terminate the Pfizer Agreement, it would have recognized $1,593 and $143 of revenue and costs, respectively. Therefore, the impact of this change in estimate of the life of the Pfizer Agreement was an increase in 2012 revenues of $92,008, cost of goods sold of $8,285 and net income of $83,723, or $1.70 per share, fully diluted (representing the incremental $92,008 in deferred revenues less the incremental $8,285 in deferred costs). The remaining deferred revenue and deferred cost balances of $9,803 and $883, respectively, were amortized into the Company's income statement in 2013.

        In addition, in the case of contingent consideration related to this single unit of accounting is earned during the performance period, the Company will record as revenue a cumulative catch-up adjustment on the date the contingent consideration is earned for the period of time since contract commencement through the date the milestone.

  Customer concentration—

        The following individual customers each accounted for at least 10% of total product shipments for any of the respective periods:

	Years Ended December 31,
	2013	2012	2011
AmerisourceBergen Corporation	29%	23%	23%
Cardinal Health, Inc.	25%	34%	35%
McKesson Corporaton	27%	34%	33%

	81%	91%	91%

  (f)
  Cash Equivalents, Short-term and Long-term Investments

        Investments classified as Cash equivalents, Short-term investments and Long-term investments are considered to be "available for sale". Cash equivalents include only securities having a maturity of three months or less at the time of purchase. These investments are carried at fair value and unrealized

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

gains and losses on them are recorded as a separate component of Stockholders' equity in Accumulated other comprehensive loss. All realized gains and losses on these investments are recognized in results of operations.

  (g)
  Accounts Receivable

        Accounts receivable, trade consist of amounts due from wholesalers for the purchase of products. Ongoing credit evaluations of customers are performed and collateral is generally not required.

        Accounts receivable, trade are net of allowances for cash discounts, actual returns and bad debts of $2,985 and $1,384 at December 31, 2013 and 2012, respectively.

        The following individual customers each accounted for at least 10% of accounts receivable, trade on either of the respective dates:

	December 31,
	2013	2012
AmerisourceBergen Corporation	47%	35%
Cardinal Health, Inc.	15%	23%
McKesson Corporaton	24%	34%

	86%	92%

  (h)
  Inventories

        The Company operates production facilities for XIAFLEX and TESTOPEL. All other products are supplied to the Company under agreements with various contract manufacturers. Inventories are stated at the lower of cost or market using the first-in, first-out method. Inventory costs for the Company's internal manufacturing operations assume full absorption of direct and indirect manufacturing costs and normal capacity utilization. Excess or idle capacity costs, resulting from the plant utilization below normal capacity, if incurred, are recognized as Cost of goods sold in the period incurred. To date, there have been no excess or idle capacity charges.

        Inventory costs are based on the Company's judgment of net realizable value considering probable future commercial use and net realizable value. Inventories produced prior to approval are expensed unless management believes it is probable that the inventory will be salable. The Company continually evaluates and provides reserves for inventory on hand that is in excess of expected future demand or that is not expected to meet approved or anticipated specifications. Inventories expected to be utilized in the next 12-month period are classified as current, and inventories expected to be utilized beyond that period are classified as non-current. In determining the classification of inventory, the Company considers a number of factors, including historical sales experience and trends, wholesaler inventory levels, estimates of future sales growth and forecasts of demand provided by the Company's collaboration partners.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (i)
  Concentration of Supply

        The Company has limited sources of supply for raw materials for its products. The Company attempts to mitigate the risk of supply interruption by maintaining adequate safety stock of raw materials and by scheduling production runs to create safety stock of finished goods. The Company evaluates secondary sources of supply for all its raw materials and finished goods. The Company does not have any long-term minimum commitments for finished goods production or raw materials (see Note 14).

  (j)
  Property and Equipment

        Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, and costs of improvements are capitalized. Depreciation is recognized using the straight-line method based on the estimated useful life of the related assets. Amortization of leasehold improvements is recognized using the straight-line method based on the shorter of the estimated useful life of the related assets or the remaining lease term.

  (k)
  Valuation of Long-Lived Assets and Goodwill

        Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or its useful life has declined, the Company assesses the impairment of long-lived assets for potential impairment or its remaining useful life. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

        Goodwill is tested annually or more frequently if changes in circumstance or the occurrence of events suggests impairment may exist. To determine if there is goodwill impairment, the fair value of the reporting unit is compared to its carrying amount. If the fair value of a reporting unit is less than its carrying amount, an impairment loss is recorded to the extent that the fair value of the goodwill is less than the carrying amount of the goodwill. In the Company's specific circumstances, the balance of Goodwill has been assigned to the Company's single reporting unit, which is the single operating segment by which the chief decision maker manages the Company. For purposes of assessing the impairment of goodwill, the Company has selected the date of November 30 for its annual testing and uses its market capitalization as an input to its determination of fair value.

        Included in Other assets as of December 31, 2013 and 2012 is the unamortized balance of the license agreement payment to BioSpecifics, associated with the up-front and milestone payments received under the out-licensing agreements with Actelion, Asahi Kasei, and, for 2012, Pfizer (see Note 10). These payments are being amortized over the estimated life of the related agreement. In addition, as discussed Note 2(e) above and Note 10, the Company recorded in 2012 a change in estimate of the Pfizer Agreement deferred cost to reflect its revised term.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

  (l)
  Contingent Consideration

        Contingent consideration was recorded on the balance sheet at the acquisition date fair value based on the consideration expected to be transferred, discounted to present value of such payments. The discount rate is determined at the time of measurement in accordance with accepted valuation methods. Each period thereafter, the fair value of contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense in operating income. Increases or decreases in fair value of contingent consideration can result from updates to assumptions such as the expected timing or probability of achieving the specified milestones, changes in projected revenues and related royalty payments or changes in discount rates. Significant judgment is employed in determining these assumptions as of the acquisition date and for each subsequent period. Updates to assumptions could have a significant impact on Company's results of operations in any given period. Actual results may differ from estimates.

  (m)
  Research and Development Costs

        Research and development costs include salaries and related expenses for development personnel and fees and costs paid to external service providers. These costs also include certain costs of operation of the Horsham manufacturing facilities for development of a larger scale manufacturing process and other projects. Costs of external service providers include both clinical trial costs and the costs associated with non-clinical support activities such as toxicology testing, manufacturing process development and regulatory affairs. External service providers include contract research organizations, contract manufacturers, toxicology laboratories, physician investigators and academic collaborators. Research and development costs, including the cost of product licenses prior to regulatory approval, are charged to expense as incurred.

  (n)
  Income Taxes

        Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted. Interest and penalties related to uncertain tax positions are classified as income tax expense.

  (o)
  Stock-Based Compensation

        The Company measures the compensation costs for all share-based awards made to the Company's employees and directors, including stock options and employee stock purchases under the Company's employee stock purchase plan, based on fair values on the date of grant. The fair value of stock options is estimated using the Black-Scholes option-pricing model. Pre-vesting forfeitures are estimated in the determination of total stock-based compensation cost based on Company experience. The value

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

of the portion of the award that is ultimately expected to vest is expensed ratably over the requisite service period as compensation expense in the consolidated statement of operations. For awards that limit performance requirements to continuing service, the Company uses the straight-line method to amortize compensation cost for the full award to expense over their vesting period. For awards with other performance requirements, the graded vesting method of amortization is utilized under which the cost of each vesting tranche of an award is amortized to expense over the period from grant to vesting date.

  (p)
  Comprehensive Income (Loss)

        Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on marketable securities. The Company's comprehensive income (loss) is presented in Consolidated Statements of Comprehensive Income (Loss).

  (q)
  Net Income (Loss) Per Common Share

        Basic income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed based on the weighted average number of common shares outstanding and, if there is net income during the period, the dilutive impact of common stock equivalents outstanding during the period. Common stock equivalents are measured using the treasury stock method.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

        The following is a reconciliation of net income and weighted average common shares outstanding for purposes of calculating basic and diluted income per common share.

	Years Ended December 31,
Basic income (loss) per share:	2013	2012	2011
Numerator:
Net income (loss)	$(18,065)	$85,944	$(32,916)

Denominator:
Weighted-average common shares outstanding	49,369,405	48,802,870	47,913,012
Weighted-average unvested restricted common shares	31,681	32,641	26,340

Shares used in calculating basic net income (loss) per common share	49,337,724	48,770,229	47,886,672

Basic net income (loss) per common share	$(0.37)	$1.76	$(0.69)

	Years Ended December 31,
Diluted income (loss) per share:	2013	2012	2011
Numerator:
Net income (loss)	$(18,065)	$85,944	$(32,916)

Denominator:
Weighted-average common shares outstanding	49,369,405	48,802,870	47,913,012
Weighted-average unvested restricted common shares	31,681	32,641	26,340
Incremental shares from assumed conversions of stock compensations plans	0	507,341	0

Shares used in calculating diluted net income (loss) per common share	49,337,724	49,277,570	47,886,672

Diluted net income (loss) per common share	$(0.37)	$1.74	$(0.69)

        Diluted net income per common share is computed giving effect to all potentially dilutive securities. The potentially dilutive shares include outstanding stock options and awards, outstanding warrants, and incremental shares issuable upon conversion of the 2018 Convertible Notes (See Note 13, Senior Convertible Notes). The following weighted-average number of stock options and awards were antidilutive and, therefore, excluded from the computation of diluted net income per common share for the year ended December 31, 2013, 2012 and 2011: 6,488,298; 5,983,597 and 5,180,266, respectively.

        The Company has 1,250,000 warrants outstanding issued in connection with the acquisition of Actient as discussed in Note (3) and 14,481,950 warrants sold in connection with the issuance of convertible debt as discussed in Note (13). The warrants are not considered in calculating the total dilutive weighted average shares outstanding until the price of the Company's common stock exceeds the strike price of the warrants. When the market price of the Company's common stock exceeds the strike price of the warrants, the effect of the additional shares that may be issued upon exercise of the warrants will be included in total dilutive weighted average shares outstanding using the treasury stock method if the impact of their inclusion is dilutive.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

        It is the current intent and policy of the Company to settle conversions of the 2018 Convertible Notes through combination settlement, which involves repayment of the principal amount in cash and any excess of the conversion value over the principle amount (the "conversion spread") in shares of common stock. Therefore, only the impact of the conversion spread will be included in total dilutive weighted average shares outstanding using the treasury stock method. As such, the 2018 Convertible Notes will have no impact on diluted per share results until the price of the Company's common stock exceeds the conversion price.

        The call options to purchase the Company's common stock, which were purchased to hedge against potential dilution upon conversion of the 2018 Convertible Notes, as discussed in Note (13), are not considered in calculating the total dilutive weighted average shares outstanding, as their effect would be anti-dilutive. Upon exercise, the call options will mitigate the dilutive effect of the 2018 Convertible Notes.

  (r)
  Segment Information

        The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its product candidates. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas and does not have separately reportable segments.

  (s)
  Advertising Costs

        Advertising costs, included in selling, general and administrative expenses, are charged to expense as incurred. Advertising expenses for the years ended December 31, 2013, 2012 and 2011 were $10,746, $16,877, and $17,669, respectively.

  (t)
  Reclassifications

        Certain reclassifications of prior years' data have been made to conform to the current year presentation.

  (u)
  New Accounting Pronouncements

        In July 2013, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on income taxes, which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This guidance is effective for the Company beginning January 1, 2014. The Company does not anticipate the adoption of this guidance will have a material effect on its consolidated financial statements.

        In February 2013, the FASB issued an ASU on reporting of amounts reclassified out of accumulated other comprehensive income. This guidance, which is effective for fiscal years beginning after December 15, 2012, requires companies to provide information about amounts reclassified out of accumulated other comprehensive income by component (the respective line items of the income

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(2) Summary of Significant Accounting Policies (Continued)

statement). The Company adopted this guidance as of January 1, 2013 and its adoption did not have a material effect on the Company's consolidated financial statements.

        In December 2011, the FASB issued an amendment to the accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose both gross and net information about financial instruments and derivative instruments that are eligible for offset in the consolidated balance sheet or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB clarified that this guidance applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the accounting guidance or subject to a master netting arrangement or similar agreement. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company adopted this guidance as of January 1, 2013 and its adoption did not have a material effect on the Company's consolidated financial statements.

(3) Business Acquisitions

  (a)
  Actient

        The Company completed the acquisition of Actient on April 26, 2013 to expand its specialty therapeutic offerings and expects to benefit from greater leverage in its commercial infrastructure and significant cross-selling opportunities. The total consideration for Actient included base cash consideration of $585,000 plus adjustments for working capital and cash acquired, contingent consideration based on future sales of certain acquired products, and the issuance of 1,250,000 warrants to purchase the Company common stock. The Company funded the cash payments with cash on hand and a $225,000 senior secured term loan (the "Term Loan") (see Note 12).

        The following table summarizes the fair value of the total consideration at April 26, 2013:

Total Acquisition- Date Fair value
Base cash consideration	$585,000
Cash and working capital adjustment	14,863
Contingent consideration	40,969
Warrants	12,000

Total consideration	652,832
Consideration representing compensation	(8,309)

Consideration assigned to net assets acquired	$644,523

        The above consideration representing compensation is the amount payable to former management of Actient upon completion of their retention period with the Company. This amount was amortized to expense by the Company as compensation cost over such retention period which ended during 2013.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

        The above contingent consideration represents a risk adjusted net present value relating to the following cash payments on achievement of the following sales milestones for Actient urology products as defined in the purchase agreement:

  •
  $15 million if cumulative net sales of Actient's urology products from and after the closing equal $150 million;

  •
  $10 million if cumulative net sales of Actient's urology products during the twelve-month period commencing May 1, 2013 exceed $150 million; and

  •
  $25 million if cumulative net sales of Actient's urology products during the twenty four month-period commencing May 1, 2013 exceed $300 million.

        The warrants issued in the acquisition have a strike price of $17.80 and a 10 year life. The fair value assigned to the warrants was determined using the Black-Scholes valuation model, applying an expected term of 10 years equal to the life of the warrants, the Company's historical volatility of 50% as the expected volatility, a 10 year risk-free interest of 1.70% and an expected zero percent dividend yield. In accordance with governing accounting guidance, the Company concluded that the warrants were indexed to our stock and therefore they have been classified as an equity instrument.

        The transaction was accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

        As of December 31, 2013, except for certain tax matters, the Company has finalized the valuation of the acquired assets and liabilities of Actient. These fair values included in the balance sheet as of December 31, 2013 are based on the best estimates of management. The completion and filing of federal and state tax returns for the various purchased entities of Actient may result in adjustments to the carrying value of Actient's assets and liabilities. Any adjustments to the preliminary fair values will

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

be made as soon as practicable but no later than one year from the April 26, 2013 acquisition date. The following table summarizes the estimated fair values of the net assets acquired.

	Amounts Recognized as of Acquisition Date (as previously reported)(a)	Measurement Period Adjustments(b)	Amounts Recognized as of December 31, 2013 (as adjusted)
Cash	$11,514	$—	$11,514
Accounts recievable, trade	25,631	(120)	25,511
Inventory	21,704	—	21,704
Prepaid expenses and other current assets	4,061	(488)	3,573
Property and equipment	3,028	(652)	2,376
Purchased intangibles	667,000	—	667,000
Goodwill	113,369	(9,223)	104,146
Other long-term assets	6,116	(768)	5,348

Total assets acquired	852,423	(11,251)	841,172
Contingent consideration assumed	(72,900)	(8,785)	(81,685)
Other liabilities assumed	(27,306)	1,305	(26,001)
Deferred tax liabilities	(104,537)	15,574	(88,963)

Total net assets acquired	$647,680	$(3,157)	$644,523

(a)
As previously reported in the Company's Quarterly Report on Form 10Q for the quarter ended June 30, 2013.

(b)
The measurement period adjustments primarily reflect revisions of the fair value of the contingent consideration, the valuation of deferred tax liabilities and and the residual amount assignable to goodwill.

        As discussed in Note 11, the deferred tax liabilities as shown in the table above will serve as reversible temporary differences that give rise to future taxable income and, therefore, they serve as a source of income that permits the recognition of certain existing deferred tax assets of the Company. As a result the valuation period adjustments of these amounts, the Company revised its original estimates of the associated tax benefit. The resulting revisions of tax benefits and the net income reported for the quarters ended June 30 and September 30, 2013 are presented in Note 18.

        The purchased intangibles represent acquired product rights. The costs of these purchased product rights are being amortized to income on a straight-line basis over the below disclosed estimated lives and are tested for impairment whenever events or circumstances indicate that the carrying amount may

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

not be recovered. The following is a summary of the fair value assigned to the product rights acquired and the amortization period assigned to these rights.

	Fair value	Estimated life in years
TESTOPEL	$491,000	12
Edex	70,000	11
Timm Medical	23,000	10
Striant	8,000	10
Theo-24	39,000	9
Semprex-D	32,000	10
Other products	4,000	2

Total	$667,000

        The contingent consideration assumed is earn-out consideration relating to acquisitions that were previously undertaken by Actient and principally represent royalties on future sales of certain Actient products. Of the amount shown in the above summary of net assets, $60,848 and $15,752 represent royalties payable on future sales of TESTOPEL and Edex, respectively. The TESTOPEL obligation is a 12% royalty payable on net sales of TESTOPEL through December 31, 2017, at which time such royalty obligation ceases. The Edex obligation is a 15% royalty payable on annual net sales in excess of $20,000. The Edex obligation will cease upon a generic market launch of a competitive product. The remaining amount of contingent consideration represent 6% to 15% royalty obligations on various Actient products, of which approximately $4,000 of such royalty obligation ceased in July 2013 and were paid, and certain milestone obligations associated with the Company launch of implantable TRT products defined in Actient's purchase agreements.

        The difference between the total consideration and the fair value of the net assets acquired was recorded to Goodwill in the Consolidated balance sheet. This goodwill represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed, principally representing the tax attributes of the acquisition and certain operational synergies. Approximately $430,000 of the intangibles and Goodwill are expected to be deductible for tax purposes.

        In accordance with the relevant accounting guidance, goodwill is not amortized. However, it must be assessed for impairment using fair value measurement techniques on an annual basis or more frequently if facts and circumstances warrant such a review. The balance of Goodwill has been assigned to the Company's single reporting unit, which is the single operating segment by which the chief decision maker manages the Company. For purposes of assessing the impairment of goodwill, the Company uses its market capitalization as an input to its determination of fair value. If the carrying amount of the net assets of the Company exceeds the fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any.

        The operating results of Actient are reported in the Company's financial statements beginning on April 26, 2013. The following table provides pro forma results of operations for 2013 and 2012, as if Actient had been acquired as of January 1, 2012, and both the initial Term Loan borrowing of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

$225,000, and the 2018 Convertible Notes, used to fund the transaction had also occurred on January 1, 2012. The pro forma results include certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the integration of Actient. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

	Unaudited pro forma consolidated results
	Year ended December 31,
	2013	2012
Net revenues	$449,854	$510,165
Net income (loss) attributable to the Company	$(71,544)	$41,948
Net income (loss) per common share—
Basic	$(1.45)	$0.86
Diluted	$(1.45)	$0.85
  (b)
  STENDRA

        On October 10, 2013, the Company and VIVUS entered into a license and commercialization agreement (the "STENDRA License Agreement") and commercial supply agreement (the "STENDRA Supply Agreement"). Under the STENDRA License Agreement, the Company was granted the exclusive right to commercialize VIVUS's pharmaceutical product STENDRA for the treatment of any urological disease or condition in humans, including male erectile dysfunction, in the US and Canada and their respective territories (the "STENDRA Territory"). The Company paid to VIVUS a one-time license fee of $30,000 and $2,144 reimbursement of certain expenditures previously incurred. As discussed below, the STENDRA License Agreement also provides for a regulatory milestone payment and sales-based royalty and milestones payments to be made by the Company. Subject to each party's termination rights, the STENDRA License Agreement will remain in effect until the later of, on a country by country basis, (i) 10 years from the date STENDRA launches in such country, and (ii) the expiration of the last to expire patent covering the Product in such country. Upon the expiration of the term of the STENDRA License Agreement, the license grant by VIVUS to the Company will become fully paid-up, royalty-free, perpetual and irrevocable.

        Under the STENDRA Supply Agreement, VIVUS will be the exclusive supplier to the Company for STENDRA under the terms of the STENDRA License Agreement. Under the STENDRA Supply Agreement, VIVUS transferred certain of its inventory of STENDRA to the Company at no charge to be used solely for sampling purposes. The Company will pay to VIVUS its manufacturing cost plus a certain percentage mark up for each unit of STENDRA. Subject to each party's termination rights, the term of the STENDRA Supply Agreement will remain until December 31, 2018. At a time selected by the Company, but no later than the third anniversary of the effective date of the STENDRA License Agreement, the Company may elect to transfer control of the supply chain for STENDRA to itself or its designee (the "Supply Chain Transfer"). The STENDRA Supply Agreement will automatically terminate upon the completion of the Supply Chain Transfer. A summary of certain terms of the STENDRA Supply Agreement is provided below.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

        These agreements were accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired under the STENDRA License Agreement and the related STENDRA Supply Agreement were recorded at fair value. The valuation of consideration and the assets acquired was completed as of December 31, 2013. The following table summarizes the fair value of the total consideration and the estimated fair values of the net assets acquired at October 10, 2013.

Total Acquisition- Date Fair value
Consideration:
Base cash consideration	$32,144
Contingent consideration	96,356

Total consideration allocated to net assets acquired	$128,500

Assets acquired:
Sample inventory	$1,060
STENDRA product rights	127,440

Total assets acquired	$128,500

        STENDRA product rights are being amortized to income on a straight-line basis over a seven year estimated life. The unamortized cost of this asset is tested for impairment whenever events or circumstances indicate that the carrying amount may not be recovered. The STENDRA sample inventory is being expensed as used.

        The above contingent consideration represents a risk adjusted net present value relating to the following cash payments on achievement of the following milestones and royalty payments as defined in the STENDRA License Agreement:

  •
  $15,000 regulatory milestone payment to VIVUS if the FDA approves the STENDRA label expansion discussed below;

  •
  $255,000 in potential milestone payments to VIVUS based on the achievement of certain net sales targets by the Company; and

  •
  royalty payments to VIVUS based on tiered percentages of the aggregate annual net sales of the Product in the Territory on a quarterly basis.

        VIVUS will be responsible for conducting any post-regulatory approval studies that are required by the FDA. The costs of conducting such studies shall be shared equally, up to a maximum additional aggregate payment by the Company of $1,856, and once such maximum is reached, VIVUS will be solely responsible for such costs. Any additional post-regulatory approval studies that the Company determines to conduct with respect to the Product will be conducted by the Company at its sole expense. At VIVUS's sole cost and expense, VIVUS shall be responsible for preparing and filing with the FDA the appropriate documents to obtain a label expansion for the Product referencing a specific time of onset. VIVUS shall use its commercially reasonable efforts to obtain approval of such label expansion filing. The Company will be solely responsible for commercializing STENDRA in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(3) Business Acquisitions (Continued)

STENDRA Territory during the term of the STENDRA License Agreement, subject to its annual marketing plans, and will be solely responsible for all costs and expenses associated with such commercialization activities.

        The Company will make royalty payments to VIVUS based on tiered percentages of the aggregate annual net sales of STENDRA in the STENDRA Territory on a quarterly basis. The percentage of the Company's aggregate annual net sales to be paid to VIVUS increases in accordance with the achievement of specified thresholds of aggregate annual net sales of the Product in the Territory. At the lowest tier, the royalty payable is in the range of 5% to 10% and, at the highest tier, the royalty payable is in the range of 15% to 20%. If the Company's net sales of STENDRA in a country are reduced by certain amounts following the entry of a generic product to the market, royalty payments will be reduced by an amount that will be a function of the degree to which the VIVUS and the Company agree the market for STENDRA has been reduced. The Company may also make royalty payments and, if a certain annual sales threshold is met, a milestone payment to VIVUS in satisfaction of VIVUS's payment obligations to Mitsubishi Tanabe Pharma Corporation ("MTPC") set forth in an agreement between MTPC and VIVUS, as amended, pursuant to which MTPC granted VIVUS certain intellectual property rights relating to the Product in exchange for certain royalty and milestone payments to MTPC. Should any royalties be payable to MTPC, they will be in a range of 4% to 7%. The maximum amount payable for the future milestone (assuming there are no sales anywhere outside of the United States) is $6,000 and is payable only if annual sales exceed a certain threshold.

  STENDRA Commercial Supply—

        Under the STENDRA Supply Agreement, VIVUS will manufacture STENDRA, directly or through one or more third party subcontractors. VIVUS currently obtains STENDRA solely from MTPC and will continue to obtain product supply solely from MTPC (who will have an obligation to supply VIVUS until June 30, 2015) unless and until VIVUS qualifies with the FDA a third party manufacturer who is able to manufacture STENDRA in accordance with required specifications and applicable laws. The Company will purchase all of its requirements for the Product from VIVUS, subject to the supply chain transfer described above. For 2015 and each subsequent year during the term, should the Company fail to purchase an agreed minimum amount of the Product from VIVUS, it will reimburse VIVUS for the shortfall as it relates to VIVUS's out-of-pocket costs to acquire certain raw materials needed to manufacture STENDRA.

        On a pro forma basis assuming the Company had acquired STENDRA as of the April 27, 2012 (the date of its FDA approval), the Company would have recorded additional expenses for the accretion of contingent consideration and amortization of STENDRA product rights amounting to $25,440 and $19,937 for the year ended December 31, 2013 and 2012, respectively.

(4) Merger, Transition and Restructuring Costs

        As discussed in Note (2), $8,309 of the Actient purchase consideration represents compensation payable to former Actient management upon completion of their retention period with the Company. This amount was recorded as a prepaid asset as of the date of the acquisition and was amortized to expense as compensation cost in selling, general and administrative expenses over such retention period which ended in 2013. As of December 31, 2013, all of this merger consideration has been expensed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(4) Merger, Transition and Restructuring Costs (Continued)

        In connection with the acquisition of Actient, the Company undertook actions to realign its sales, sales support, and management activities and staffing which included severance benefits to former Actient employees. For former Actient employees that have agreed to continue employment with the Company for a merger transition period, the severance payable upon completion of their retention period is being expensed in selling, general and administrative expenses over their respective retention period. All severance obligations are expected to amount to $6,060, of which $5,584 has been expensed and $2,267 had been paid during 2013. These actions are expected to be completed by March 31, 2014.

        The Company incurred a total of $15,714 in transaction and integration costs to complete its 2013 business acquisitions, of which $15,489 is included in selling, general and administrative expenses and $225 is included in cost of goods sold.

(5) Fair Value Measurement

        As of December 31, 2013, the Company held certain investments that are required to be measured at fair value on a recurring basis. The following tables present the Company's fair value hierarchy for these financial assets as of December 31, 2013 and 2012:

	December 31, 2013
	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$47,749	$47,749	$0	$0
Short-term investments	23,437	8,430	15,007	0

Total financial assets	$71,186	$56,179	$15,007	—

Liabilities
Contingent consideration	$218,644	$0	$0	$218,644

	December 31, 2012
	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$35,857	$35,857	$0	$0
Short-term investments	121,573	31,459	90,114	0
Long-term investments:
Auction rate securities	1,442	0	0	1,442

Total financial assets	$158,872	$67,316	$90,114	$1,442

Liabilities
Contingent consideration	$0	$0	$0	$0

  Financial assets

        The Company considers its short-term investments to be "available for sale" and accordingly classifies them as current, as management can sell these investments at any time at their option. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(5) Fair Value Measurement (Continued)

cost basis of short-term investments held at September 30, 2013 approximated the fair value of these securities. Related unrealized gains and losses are recorded as a component of accumulated other comprehensive income (loss) in the equity section of the accompanying balance sheet. The amount of unrealized loss on short-term investments amounted to $250 as of December 31, 2013.

        Fair value for Level 1 is based on quoted market prices. Fair value for Level 2 is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets. Inputs are obtained from various sources including market participants, dealers and brokers. The securities classified as Level 3 are auction rate securities that are not actively traded. The Company determined the fair value of these securities based on a discounted cash flow model which incorporated a discount period, coupon rate, liquidity discount and coupon history. In determining the fair value, the Company also considered the rating of the securities by investment rating agencies and whether the securities were backed by the United States government.

        The following table summarizes the changes in the financial assets measured at fair value using Level 3 inputs for the years ended December 31, 2013 and 2012 (in thousands):

	Years ended December 31,
Long-term investments	2013	2012
Beginning balance	$1,442	$2,371
Transfers into Level 3	0	0
Redemption of securities by issurer	(1,528)	(1,100)
Unrealized gain- included in other comprehensive income	86	171

Ending balance	$0	$1,442

Total realized loss on sale of securities included in Investment income (loss), net for the period	$(72)	$0

        Long-term investments at December 31, 2012 consisted of auction-rate securities ("ARS") with original maturities ranging up to 40 years. ARS have interest reset dates of 28 or 35 days. The reset date is the date in which the underlying interest rate is revised based on a Dutch auction and the underlying security may be sold. Since February 2008, the auctions for these securities have failed. Since the Company is unable to predict when the market for these securities will recover, these investments are classified as long-term. These investments are carried at fair value which was below cost. The unrealized loss on these investments at December 31, 2012 was included in Accumulated other comprehensive loss since the Company had concluded that such losses are temporary in nature. In 2013, the Company sold these assets at a loss of $72.

        There were no transfers between Level 1 and 2 during the years ended December 31, 2013 and 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(5) Fair Value Measurement (Continued)

  Contingent consideration

        The Level 3 liability is contingent consideration related to the acquisition of Actient and STENDRA described in Note 3. The range of the undiscounted amounts of contingent consideration ultimately payable is principally dependent on future sales of the products acquired. Fair value is determined based on assumptions and projections relevant to revenues and discounted cash flow model using a risk-adjusted discount rate of 14% and 18% for Actient and STENDRA, respectively. Assumptions include the expected value of royalties and milestone payments due on estimated settlement dates, volatility of product supply, demand and prices, and the Company's cost of money. The Company assesses these assumptions on an ongoing basis as additional information impacting the assumptions is obtained. A 1% change in this discount rate would have a $4.5 million change in the contingent consideration liability. Changes in the fair value of contingent consideration related to the updated assumptions and estimates are recognized in the consolidated statements of operations.

        The table below provides a roll forward of the fair value of contingent consideration since the Actient and STENDRA acquisition dates.

Contingent consideration	Actient	STENDRA	Total
Fair value at date of Actient acquisition, April 26, 2013	$122,654		$122,654
Fair value at date of STENDRA acquisition, October 10, 2013		$96,356	96,356
Change in contingent consideration charged to operations	9,552	1,844	11,396
Payments of contingent consideration	(11,762)	0	(11,762)

Ending balance, December 31, 2013	$120,444	$98,200	$218,644

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(6) Cash, Cash Equivalents and Short-term Investments

        Cash and cash equivalents include only securities having a maturity of three months or less at the time of purchase. At December 31, 2013 and 2012, the composition and duration of cash, cash equivalents and short-term investments was as follows:

	December 31, 2013
	Fair value	Duration of one year or less	Duration of one year to two years
Cash and cash equilvalents:
Demand deposits	$29,822	$29,822	$0
Money market accounts	17,927	17,927	0

	$47,749	$47,749	$0

Short-term investments:
U.S. Treasury securities	$8,430	$6,928	$1,502
Commercial paper	3,200	3,200	0
Corporate notes	8,738	7,891	847
U.S. government agency obligations	3,069	2,287	782

	$23,437	$20,306	$3,131

	December 31, 2012
	Fair value	Duration of one year or less	Duration of one year to two years
Cash and cash equilvalents:
Demand deposits	$980	$980	$0
Money market accounts	34,877	34,877	0

	$35,857	$35,857	$0

Short-term investments:
U.S. Treasury securities	$31,459	$23,360	$8,099
Commercial paper	39,185	39,185	0
Corporate notes	23,040	22,558	482
U.S. government agency obligations	26,489	24,214	2,275
Certificate of deposit	1,400	1,400	0

	$121,573	$110,717	$10,856

        The Company considers its short-term investments to be "available for sale" and accordingly classifies them as current, as management can sell these investments at any time at their option. The cost basis of short-term investments held at December 31, 2013 and 2012 approximated the fair value of these securities. Related unrealized gains and losses are recorded as a component of Accumulated other comprehensive income loss in the equity section of the accompanying balance sheet. The amount of unrealized loss on short-term investments amounted to $250 and $197 as of December 31, 2013 and 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(7) Inventories

        Inventories consist of the following:

	December 31,
	2013	2012
Raw materials	$6,680	$8,183
Work-in-process	71,890	53,037
Finished goods	18,489	10,611

	97,059	71,831
Inventories, current	42,498	22,134

Inventories, non-current	$54,561	$49,697

(8) Property and Equipment

        Property and equipment consists of the following:

		December 31,
	Estimated useful life
		2013	2012
Office furniture, computer equipment and software	3 to 5 years	$22,017	$20,565
Manufacturing equipment	3 to 10 years	7,270	5,996
Laboratory equipment	7 years	8,556	8,062
Leasehold improvements	lease term	22,895	17,824

		60,738	52,447
Less accumulated depreciation and amortization		(30,510)	(30,833)

		30,228	21,614
Construction-in-progress		5,042	7,606

		$35,270	$29,220

        Depreciation expense was $9,180, $9,165, and $6,957 for the years ended December 31, 2013, 2012 and 2011, respectively.

(9) Intangible assets

        Intangible assets as of December 31, 2013 represent the product rights received in the Actient and STENDRA acquisitions described in Note (3). The accumulated amortization as of December 31, 2013 and the amortization expense for the year ended December 31, 2013 of these assets amounted to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(9) Intangible assets (Continued)

$44,988. Future estimated amortization expense related to these purchased intangibles for the next five years is expected to be as follows.

Years ending December 31,	Amortization expense
2014	$78,547
2015	77,186
2016	76,547
2017	76,547
2018	76,547

(10) Collaboration and License Agreements

  (a)
  BioSpecifics

        In June 2004, the Company entered into a development and license agreement with BioSpecifics and amended such agreement in May 2005, December 2005, December 2008 and August 2011 (the "BioSpecifics Agreement"). Under the BioSpecifics Agreement, the Company was granted exclusive worldwide rights to develop, market and sell certain products containing BioSpecifics's enzyme XIAFLEX. The Company's licensed rights concern the development and commercialization of products, other than dermal formulations labeled for topical administration, and currently, the Company's licensed rights cover the indications of Dupuytren's, Peyronie's, Frozen Shoulder syndrome and cellulite. The Company may further expand the BioSpecifics Agreement, at its option, to cover other indications as they are developed by the Company or BioSpecifics.

        The BioSpecifics Agreement extends, on a country-by-country and product-by-product basis, for the longer of the patent life, the expiration of any regulatory exclusivity period or 12 years. Either party may terminate the BioSpecifics Agreement as a result of the other party's breach or bankruptcy. The Company may terminate the BioSpecifics Agreement with 90 days written notice.

        The Company is responsible, at its own cost and expense, for developing the formulation and finished dosage form of products and arranging for the clinical supply of products.

        The Company must pay BioSpecifics on a country-by-country and product-by-product basis a specified percentage within a range of 5% to 15% of net sales for products covered by the BioSpecifics Agreement. This royalty applies to net sales of the Company or its sublicensees, including Actelion, Asahi Kasei, Pfizer and Sobi. Under the December 2008 amendment to the license with BioSpecifics, which became effective upon execution of the Pfizer Agreement, the Company has paid BioSpecifics 8.5% of the up-front and regulatory milestone payments received from Pfizer. The Company will also owe BioSpecifics 8.5% of any future regulatory or commercial milestone payments received from Sobi (or any successor or subsequent licensee). In addition, the Company has paid BioSpecifics 5.0% of the payments received from Actelion and Asahi Kasei during 2012 and 2011 and will owe BioSpecifics a specified percentage within a range of 5% to 15%, dependent on the licensed indication, of any future regulatory or commercial milestone payments received from Actelion and Asahi Kasei. In addition, the Company must pay BioSpecifics an amount equal to a specified mark-up on the cost of goods related to supply of XIAFLEX (which mark-up is capped at a specified percentage within the range of 5% to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

15% of the cost of goods of XIAFLEX for the applicable country) for products sold by the Company or its sublicensees, including Actelion, Asahi Kasei, Pfizer and Sobi.

        Royalties paid to BioSpecifics on the up-front and milestones payments received under the Actelion Agreement, the Asahi Agreement, the Pfizer Agreement and the Sobi Agreement (all described below) are being amortized on a straight-line basis to Cost of goods sold over the estimated life of each respective contract. When contingent milestones are earned, the Company records as Cost of goods sold a cumulative catch-up adjustment for the amount payable to BioSpecifics on the date each milestone is earned for the period of time since contract commencement through the date the milestone. In addition, as discussed in Notes 2(e) and 10(d), the Company and Pfizer mutually terminated the Pfizer Agreement, effective April 24, 2013. As a result, the Company recorded in the fourth quarter of 2012 a change in estimate of the unamortized payments related to the Pfizer Agreement in order to reflect its revised term as described in Note 2(e). At December 31, 2013 and 2012, the unamortized balance of $1,210 and $2,138, respectively, is included in Other assets.

        Finally, the Company is obligated to make contingent milestone payments upon the filing of regulatory applications and receipt of regulatory approval. As a result of the U.S. approval of XIAFLEX for Dupuytren's on February 2, 2010, the Company paid BioSpecifics $1,000. In January 2013, the Company exercised its option to include cellulite as an additional indication by making a license fee payment to BioSpecifics of $500. Also in January 2013, the Company paid BioSpecifics $1,000 upon the acceptance by the FDA of our sBLA for XIAFLEX for the treatment of PD. As a result of the U.S. approval of XIAFLEX for Peyronie's on December 6, 2013, the Company paid BioSpecifics $2,000. Each of these payments was recorded as research and development expense. Additional contingent milestones payments that the Company may be obligated to pay BioSpecifics for product currently in development amount to $3,000. The option exercise fee for each additional medical indication is $500.

  (b)
  Actelion

        On February 22, 2012, the Company entered into a collaboration agreement (the "Actelion Agreement") with Actelion. Under the Actelion Agreement, the Company granted Actelion exclusive rights to develop and commercialize XIAFLEX for the treatment of Dupuytren's contracture and Peyronie's disease in Canada, Australia, Brazil and Mexico (the "Actelion Territory") upon receipt of the applicable regulatory approvals. Actelion was also granted the right of first negotiation to obtain exclusive rights to commercialize any new XIAFLEX indications in the Actelion Territory during the term of the Actelion Agreement. Actelion is primarily responsible for the applicable regulatory and commercialization activities for XIAFLEX in these countries. The Company will be responsible for all clinical and commercial drug manufacturing and supply. Actelion is responsible for clinical development activities and associated costs corresponding to any additional trials required for the Actelion Territory. In 2013, Actelion notified the Company that it intended to no longer pursue commercialization of XIAFLEX in Mexico. The Company has agreed to waive any further milestone payments in connection with Mexico as the Company and Actelion formulate a transition arrangement with respect to Mexico.

        The Company received an up-front payment of $10,000 from Actelion upon contract signing. The Company has been granted approval of XIAFLEX for the treatment of Dupuytren's contracture in adults with a palpable cord in Canada and Australia in July 2012 and 2013, respectively. As a result of

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(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

these approval milestones, Actelion paid the Company $500 for each approval milestone. In addition to these payments, Actelion may also make up to $53,500 in potential payments, with $11,000 tied to regulatory, pricing, and reimbursement milestone payments and $42,500 tied to achievement of aggregate annual sales thresholds. Actelion will obtain the product exclusively from the Company at a supply price equal to the Company's prevailing manufacturing cost at the time of the applicable order, plus a specified, tiered mark-up, provided that Actelion's cost is subject to a specified cap. In addition, the Actelion Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in these countries. The royalty percentage tiers feature royalty percentages within the ranges of 15-25%, 20-30%, and 25-35%. The applicable royalty percentage increases upon the achievement of a specified threshold of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in these countries.

        Subject to each party's termination rights, the term of the Actelion Agreement extends on a product-by-product and country-by-country basis from the date of the Actelion Agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent or patent application controlled by the Company in such country, (ii) the 15th anniversary of the first commercial sale of the product in such country after receipt of required regulatory approvals, (iii) the achievement of a specified market share of generic versions of the product in such country or (iv) the loss of certain marketing rights or data exclusivity in such country.

        For accounting purposes, the Company has determined that the Actelion Agreement requires several deliverables, including development and commercialization rights, and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the Actelion Agreement meets the criteria for separation. Therefore, it will be treated as a single unit of accounting and, accordingly, the supply price of product shipped to Actelion, together with associated royalties on net sales of the product, will be recognized as revenue for the supply element when earned. All other deliverables under the contract are being accounted for as one unit of accounting since each of these elements does not have stand-alone value to Actelion. The up-front payment and milestone payments received from Actelion and all potential future milestone payments are considered to relate to this one combined unit of accounting and will be amortized to revenue on a straight-line basis over the life of the Actelion Agreement, which is estimated to be 18 years. When milestones are earned, the Company will record as revenue a cumulative catch-up adjustment on the date each milestone is earned for the period of time since contract commencement through the date of the milestone. The resulting amortization of the payments received from Actelion included in Net revenues for the years ended December 31, 2013 and 2012 were $634 and $486, respectively.

        The Company paid BioSpecifics $599 for its share of the up-front and milestone payments received from Actelion.

  (c)
  Asahi Kasei

        In March 2011, the Company entered into a development, commercialization and supply agreement with Asahi Kasei (the "Asahi Agreement"). Under the Asahi Agreement, the Company granted Asahi Kasei the exclusive right to develop and commercialize XIAFLEX for the treatment of Dupuytren's and Peyronie's in Japan. Asahi Kasei also was granted the right of first negotiation to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

obtain exclusive rights to commercialize any new XIAFLEX indications in Japan during the term of the Agreement. In addition to an up-front payment of $15,000 that the Company received in March 2011, Asahi Kasei may make up to $247,000 in potential payments, with $37,000 tied to development and regulatory milestones and $210,000 tied to in achievement of aggregate annual net sales thresholds. In addition, the Asahi Agreement provides for quarterly royalty payments based on tiered, double-digit percentages of the aggregate annual net sales of XIAFLEX in Japan. Subject to the requirement that Asahi Kasei make certain specified minimum royalty payments, the royalty percentage tiers feature royalty percentages within the ranges of 30-40% and 35-45%. The applicable royalty percentage increases from tier to tier upon the achievement of a specified threshold of aggregate annual net sales of XIAFLEX and decreases if a generic to XIAFLEX is marketed in Japan.

        Under the Asahi Agreement, Asahi Kasei is responsible for the all clinical development, regulatory and commercialization activities for the Japanese market and the Company will be reimbursed for all costs it may incur in connection with these activities. The Company is responsible for all clinical and commercial manufacturing and supply of XIAFLEX for the Japanese market. Subject to each party's termination rights, the term of the Asahi Agreement extends on a product-by-product basis from the date of the agreement until the last to occur of (i) the date on which the product is no longer covered by a valid claim of a patent, (ii) the 15th anniversary of the first commercial sale of the product, or (iii) the entry of a generic to XIAFLEX in the Japanese market.

        For accounting purposes, the Company has determined that the Asahi Agreement includes multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the Asahi Agreement meets the criteria for separation. Therefore, it is being treated as a single unit of accounting and, accordingly, the associated royalties on net sales of the product will be recognized as revenue when earned. All other deliverables under the contract are being accounted for as one unit of accounting since each of these elements does not have stand-alone value to Asahi Kasei. The up-front payment received from Asahi Kasei and all potential future milestone payments are considered to relate to this one combined unit of accounting and will be amortized to revenue on a straight-line basis over the life of the Asahi Agreement, which is estimated to be 20 years. When future milestones are earned, the Company will record as revenue a cumulative catch-up adjustment on the date each milestone is earned for the period of time since contract commencement through the date the milestone. The resulting amortization of the up-front payment received from Asahi Kasei included in Net revenues for the year ended December 31, 2013, 2012 and 2011 was $750, $750 and $563, respectively.

        The Company paid BioSpecifics $750 for its share of the up-front payment received from Asahi Kasei.

  (d)
  Pfizer

        In December 2008, the Company entered into a development, commercialization and supply agreement with Pfizer. Under the Pfizer Agreement, the Company granted to Pfizer the right to develop and commercialize, with the right to sublicense, XIAPEX (EU tradename for XIAFLEX) for the treatment of Peyronie's and Dupuytren's in the 27 member countries of the EU as it existed as of the effective date of the Pfizer Agreement (Austria, Belgium, Bulgaria, Cyprus, Czech Republic,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the U.K.), as well as Albania, Armenia, Azerbaijan, Belarus, Bosnia & Herzegovina, Croatia, Georgia, Iceland, Kazakhstan, Kirghiz Republic, Macedonia, Moldova, Montenegro, Norway, Serbia, Switzerland, Tajikistan, Turkey and Uzbekistan (the "Pfizer Territory"). As of December 31, 2012, Pfizer received marketing authorization by the European Commission on February 28, 2011 and XIAPEX is now available in Austria, Denmark, Finland, Norway, Spain, Switzerland, Sweden, and the UK.

        On November 6, 2012, the Company and Pfizer (together with the Company, the "Parties") entered into an amendment (the "Pfizer Amendment") to the Pfizer Agreement in which the Parties agreed to mutually terminate the Pfizer Agreement, effective April 23, 2013 (the "Termination Date"). On March 28, 2013, the Company and Pfizer entered into a transition services agreement (the "Transition Services Agreement") relating to the transition from Pfizer to the Company of the development and commercialization activities related to XIAPEX for the treatment of Dupuytren's and, if approved, for the treatment of Peyronie's. Notwithstanding the Pfizer Amendment, the Transition Services Agreement provided, and set out schedules, for, among other matters, an orderly transition of regulatory approvals and licenses, packaging and labeling responsibilities, distribution activities, pharmacovigilance obligations, recall obligations, product testing activities, ongoing clinical trial activities and redesign of packaging.

        A summary of certain terms of the Transition Services Agreement is set forth below:

  •
  Pfizer assigned to the Company the ongoing management and continued performance of certain clinical trials for XIAPEX, including the transfer of data, effective May 31, 2013.

  •
  Until July 31, 2013, Pfizer continued to sell in the Territory any of its XIAPEX inventories that remained on hand and paid to the Company any commercialization payments due under the original Pfizer Agreement.

  •
  Pfizer and the Company cooperated in working toward the transfer of the EU and the Swiss marketing authorizations to the Company. The EU marketing authorization has now been transferred to the Company and the Swiss marketing authorization has now been transferred to Medius AG on our behalf. In addition to Pfizer's selling of its own inventory, Pfizer distributed XIAPEX on behalf of the Company until July 31, 2013.

  •
  Pfizer agreed to package and label XIAPEX bulk product, manufactured by the Company, for the Company's distribution in the Territory to the extent ordered by the Company by April 5, 2013. (Such order was placed with Pfizer.) The Company has packaging and labeling responsibility for all subsequent production of XIAPEX.

  •
  After February 28, 2014, Pfizer will not provide any further support to the Company with respect to the supply of XIAPEX.

  •
  The term of the Transition Services Agreement commenced on March 28, 2013 and ends on April 24, 2014; provided that the rights and obligations of Pfizer and the Company that expressly terminate on a date prior to April 24, 2014, will terminate on such date.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

        For accounting purposes, the Company determined that the Pfizer Agreement includes multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the Pfizer Agreement meets the criteria for separation. Therefore, it was treated as a single unit of accounting and, accordingly, the associated royalties on net sales of the product were recognized as revenue when earned. All other deliverables under the contract are being accounted for as one unit of accounting since each of these elements does not have stand-alone value to Pfizer. The up-front payment of $75,000 under the Pfizer Agreement and milestones earned which amounted to $60,000 were considered to relate to this one combined unit of accounting and were being amortized to revenue on a straight-line basis over the life of the Pfizer agreement, which was estimated to be 20 years prior to the Pfizer Amendment. When milestones were earned, the Company recorded as revenue a cumulative catch-up adjustment on the date each milestone was earned for the period of time since contract commencement through the date the milestone.

        For purposes of recording deferred revenue, the up-front payment from Pfizer received in December 2008 was reduced by initial transaction costs of $3,656 and the milestone earned in April 2011 was reduced by certain development and regulatory costs of $3,909 that Pfizer was contractually allowed to recoup upon achievement of the milestone. The resulting amortization of the up-front and milestone payments received from Pfizer Agreement for the years ended December 31, 2013, 2012 and 2011 were as follows $9,803, $98,380 (including the cumulative catch-up adjustment resulting from the Pfizer Amendment), and $11,191 (including $4,810 of cumulative catch-up adjustments on milestone earned), respectively.

  (e)
  Sobi

        On July 15, 2013, the Company and Sobi announced that they had entered into a collaboration agreement (the "Sobi Agreement"). Under the Sobi Agreement, Sobi was granted the right to develop and commercialize XIAPEX (the European Union tradename for XIAFLEX) for the treatment in humans of Peyronie's disease, if approved, and Dupuytren's contracture in 28 European Union member countries, Switzerland, Norway, Iceland, 18 Central Eastern Europe/Commonwealth of Independent countries, including Russia and Turkey, and 22 Middle Eastern & North African countries (the "Sobi Territory"). Under the Sobi Agreement, Sobi is responsible for the all development costs specific to the Sobi Territory and the Company will be responsible for development costs not specific to the Sobi Territory. In addition, Sobi is solely responsible for costs associated with obtaining and maintaining regulatory approval for XIAPEX in the Sobi Territory as well as post-regulatory approval filing date development activities. The Company is responsible for all clinical and commercial manufacturing and supply of XIAPEX for the Sobi Territory.

        Under the terms of the Sobi Agreement, the Company expects to receive significant tiered royalties, within the range of 55-65%, 50-60% and 45-55% based on sales of XIAPEX in the Sobi Territory, which include payment for product supply. The tiered royalty percentages will decrease by approximately 10% upon the occurrence of certain manufacturing milestones or July 1, 2016, whichever is earlier. Additionally, Sobi could make up to $40 million in potential sales milestone payments to the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

        Subject to each party's termination rights, the term of the Sobi Agreement extends on a product-by-product basis from the date of the Sobi Agreement until the 10th anniversary of the date of the Sobi Agreement. The term of the Sobi Agreement will be automatically extended for sequential two year periods unless a notice of non-renewal is provided in writing to the other party at least six months prior to expiration of the then current term.

        For accounting purposes, the Company has determined that the Sobi Agreement includes multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the product supply element of the Sobi Agreement meets the criteria for separation. Therefore, it is being treated as a single unit of accounting and, accordingly, the associated royalties on net sales of the product will be recognized as revenue when earned. All other deliverables under the contract are being accounted for as one unit of accounting since each of these elements does not have stand-alone value to Sobi. All potential future milestone payments are considered to relate to this one combined unit of accounting and will be amortized to revenue on a straight-line basis over the life of the Sobi Agreement. When future milestones are earned, the Company will record as revenue a cumulative catch-up adjustment on the date each milestone is earned for the period of time since contract commencement through the date of the milestone.

  (f)
  FCB

        In May 2000, Bentley Pharmaceuticals, Inc. ("Bentley") granted the Company an exclusive, worldwide, royalty-bearing license to make and sell products incorporating its patented transdermal gel formulation technology that contains testosterone (the "May 2000 License"). The Company produces Testim under the May 2000 License. The term of the May 2000 License is determined on a country-by-country basis and extends until the later of patent right expiration in a country or 10 years from the date of first commercial sale. Under this agreement, the Company was required to make up-front and milestone payments upon contract signing, the decision to develop the underlying product, and the receipt of FDA approval. In June 2008, CPEX Pharmaceuticals, Inc. ("CPEX") was spun out of Bentley and became the assignee of certain Bentley assets, including the license agreement governing the May 2000 License and patents we licensed under that agreement. In April 2011, CPEX was acquired by FCB I Holdings Inc. ("FCB"), a newly formed company which is controlled by Footstar Corporation, and the licensed patents were assigned to FCB. The rights and obligations under the license agreement described above inure to FCB and continue to be effective, as will the Company's rights and obligations thereunder.

        Under the May 2000 License, the Company is obligated to make quarterly royalty payments to FCB based on tiered percentages of the annual net sales of Testim. For net sales of Testim in countries in which FCB holds an applicable enforceable patent, the royalty percentage is within the range of 5-15% for annual net sales per country in the U.S. and Canada and, in all other countries, is equal to a single digit percentage plus a portion of certain additional payments received by us for the sale of Testim. For net sales of Testim in countries in which FCB does not hold an applicable enforceable patent, the royalty percentage is a single digit percentage, the precise value of which is dependent upon whether FCB holds any applicable enforceable patents in other countries at the applicable time of sale.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

        Each party may terminate the May 2000 License as a result of the other party's bankruptcy, provided that FCB may not so terminate the May 2000 License so long as it continues to receive royalty payments from us under the May 2000 License. The Company may terminate the May 2000 License as a result of FCB's breach or dissolution or cessation of operations. FCB may terminate the May 2000 License as a result of material non-payment by us that continues for thirty days after FCB provides notice of such non-payment.

  (g)
  Ferring

        In November 2008, the Company entered into a distribution and license agreement with Ferring. Pursuant to the agreement, the Company appointed Ferring as its exclusive distributor of Testim in certain European countries. The Company also granted Ferring an exclusive, royalty-bearing license to import, market, sell and distribute Testim in these countries. The exclusive appointment and license commenced on a country-by-country basis upon the transfer of the relevant marketing authorizations from Ipsen. Ferring is required to purchase all Testim supply from us and to make certain sales milestone and quarterly royalty payments. Such royalty payments are based on a single digit percentage of net sales of Testim on a country-by-country basis. The precise applicable royalty percentage is greater for net sales in countries where Testim is covered by an applicable valid patent. In addition, Ferring made to the Company up-front and milestone payments upon the transfer to it of the marketing authorizations in each European country within the territory which totaled $6,200, and may make up to an aggregate of $30,000 in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones. The payments received from Ferring were deferred and are being recognized as revenue on a straight-line basis over the contract term which is estimated to be 120 months. When earned by the Company in future periods, additional milestone payments achieved will be amortized over the estimated life of the contract. The resulting amortization included in Net revenues for years ended December 31, 2013, 2012 and 2011 were $636, $636, and $636, respectively.

  (h)
  Paladin

        The Company entered into a license and distribution agreement with Paladin in December 2006. Under this agreement, Paladin was granted an exclusive license to use and sell Testim in Canada. The terms of this agreement require Paladin to purchase all Testim supply from the Company. Paladin has made payments amounting to $1,000 and may pay the Company up to an aggregate of $5,000 in additional milestone payments based on the initial achievement of specified increasing annual net sales milestones. In addition, under the Paladin Agreement, Paladin is obligated to make quarterly royalty payments to the Company on net sales in Canada in an amount equal to the royalty payments the Company is obligated to make to FCB under the terms of the May 2000 License. The payments received from Paladin are being recognized as revenue on a straight-line basis over the contract term which is estimated to be 192 months. When earned by the Company in future periods, additional milestone payments achieved will be amortized over the life of the contract. The resulting amortization included in Net revenues for years ended December 31, 2013, 2012 and 2011 amounted to $62, $62, and $177, respectively.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(10) Collaboration and License Agreements (Continued)

  (i)
  Co-promotion Agreement with GlaxoSmithKline LLC

        On May 18, 2012, the Company and GlaxoSmithKline LLC ("GSK") entered into a co-promotion agreement (the "GSK Agreement"). Under the GSK Agreement, the Company granted to GSK the exclusive right to co-promote the sale of Testim in the U.S. and its territories and possessions (the "GSK Territory"). Subject to certain rights of early termination, the GSK Agreement would terminate on September 30, 2015. GSK began promoting Testim using a sizeable established field sales force in the U.S. in mid-July 2012.

        On a quarterly basis, the Company agreed to pay GSK a promotional payment equal to 65% of incremental net sales above a baseline established under the GSK Agreement. If the GSK Agreement is not terminated prior to September 30, 2015, then, in addition to the promotional payments, the Company was, under certain circumstances, make post-expiration payments to GSK for up to the following two years. The Company believed that the GSK Agreement would extend to its full term through September 30, 2015 and, in such case, it would be obligated to make post-expiration payments to GSK. Such post-expiration payments were estimated and accrued in Selling, general and administrative expenses on a straight-line basis over the term of the GSK Agreement. The amount of this expense recorded during the year ended December 31, 2012 was $815. On July 31, 2013, the Company and GSK agreed to mutually terminate their co-promotion agreement for the sale of Testim. As a result, the Company reversed to income in 2013 the accrual recorded in 2012 for post-expiration obligations to GSK.

  (g)
  STENDRA

        On October 10, 2013, the Company and VIVUS entered into STENDRA License Agreement. This license and commercialization agreement for STENDRA is described in Note (3)(b).

(11) Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2013	2012
Payroll and related expenses	$20,435	$15,048
Royalty expenses	11,638	10,949
Research and development expenses	6,206	2,972
Sales and marketing expenses	15,283	8,017
Rebates, discounts and returns accrual	52,044	38,066
Interest	2,406	0
Other	13,952	5,688

	$121,964	$80,740

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(12) Term Loan

        In order to partially fund a portion of the costs and related expenses of the acquisition of Actient described in Note (3), the Company entered into a Term Loan agreement with a syndicate of banks to borrow $225,000 in principal value. In September 2013, the Company borrowed an additional $50,000 under the Term Loan agreement. The original issue discount together with issuance costs of the Term Loan, amounting to $12,148, is being accreted to Interest expense over the stated term of the Term Loan agreement and the unamortized balance has been deducted from the Term Loan balance shown in the Balance Sheet.

        The Term Loan is collateralized by a first priority security interest on certain real and all personal property of the Company and certain of its subsidiaries including (i) a pledge of all of the equity interests held by the Company and such subsidiaries and (ii) a lien encumbering all intellectual property owned by the Company and such subsidiaries. The obligations of the Company and such subsidiaries under the Term Loan agreement are unconditionally cross guaranteed by the Company and such subsidiaries.

        The Term Loan principal must be repaid in equal quarterly installments of 1.25% per quarter commencing on June 30, 2013, with the remainder of the borrowings to be paid on the maturity date of April 26, 2017, unless otherwise prepaid prior to such date in accordance with the terms of the Term Loan. The principal amount outstanding is subject to mandatory prepayment from excess positive cash flow and upon the happening of certain events including: (i) receipt of net cash proceeds from dispositions; (ii) receipt of net cash proceeds from the sale or issuance of debt or equity; and (iii) receipt of proceeds from casualty and condemnation events, in each case subject to certain limitations and conditions set forth in the Term Loan. The Company can elect loans to bear interest at a rate equal to either Base Rate (as defined in the agreement) or LIBOR, plus a margin. The Base Rate interest rate margin is 4.00% and the LIBOR interest rate margin is 5.00%. The Term Loan agreement also establishes a floor rate for both the Base Rate and LIBOR options. As of the date hereof, the Company has elected to base the interest rate of the borrowings on LIBOR. As of December 31, 2013, the total interest rate on the Term Loan principal was 6.25%.

        The Term Loan contains no financial covenants but contains usual and customary operating and restrictive covenants for a facility of this type. Events of default under the Term Loan are also usual and customary for transactions of this type. As of December 31, 2013, the Company was in compliance with Term Loan covenants.

        Aggregate maturities of the Term Loan as of December 31, 2013 are as follows:

2014	$13,609
2015	13,609
2016	13,609
2017	224,555
2018	—
Thereafter	—

$265,383

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(13) Senior Convertible Notes

        In January 2013, the Company issued $350 million aggregate principal amount of the 2018 Convertible Notes, in a registered public offering. Interest is payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2013.

        The 2018 Convertible Notes are senior unsecured obligations that will rank senior in right of payment to any future indebtedness of the Company that is expressly subordinated in right of payment, will rank equal in right of payment to any unsecured indebtedness that is not so subordinated, will rank effectively junior in right of payment to any future secured indebtedness to the extent of the value of the assets securing such indebtedness, and will rank structurally junior to any indebtedness and other liabilities (including trade payables) of the Company's subsidiaries. Prior to July 15, 2018, the 2018 Convertible Notes are convertible only upon certain specified events. The initial conversion rate for the 2018 Convertible Notes is 41.3770 shares of common stock per $1,000 principal amount of the 2018 Convertible Notes, representing an initial effective conversion price of approximately $24.17 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the 2018 Convertible Notes, but will not be adjusted for accrued and unpaid interest.

        The Company received net proceeds of $310,396 from issuance of the 2018 Convertible Notes, net of $11,079 debt issuance costs and net payments of $28,525 related to its hedge transactions. The debt issuance costs have been allocated on a pro-rata basis to the debt ($8,975) and equity ($2,104) components of the transaction. The debt component of the issuance costs is included in Other assets and is being accreted to interest expense over the stated term of the 2018 Convertible Notes. The equity component was netted against the proceeds and included in additional paid-in capital.

        The Company may not redeem the 2018 Convertible Notes prior to maturity. However, in the event of a fundamental change, as defined in the indenture, the holders of the 2018 Convertible Notes may require us to purchase all or a portion of their 2018 Convertible Notes at a purchase price equal to 100% of the principal amount of the 2018 Convertible Notes, plus accrued and unpaid interest, if any, to the repurchase date. Holders who convert their 2018 Convertible Notes in connection with a make-whole fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate.

        Prior to July 15, 2018, the 2018 Convertible Notes are convertible only under the following circumstances: (1) during any fiscal quarter commencing after March 31, 2013 (and only during such fiscal quarter), if the last reported sale price of the Company common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the "2018 Convertible Notes Measurement Period") in which, for each trading day of such 2018 Convertible Notes Measurement Period, the trading price per $1,000 principal amount of 2018 Convertible Notes on such trading day was less than 98% of the product of the last reported sale price of the Company's common stock on such trading day and the applicable conversion rate on such trading day; or (3) upon the occurrence of specified distributions and corporate events. As of December 31, 2013, none of the conditions allowing holders of the 2018 Convertible Notes to convert had been met.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(13) Senior Convertible Notes (Continued)

        In accordance with the governing accounting guidance, the Company determined that the embedded conversion option in the 2018 Convertible Notes is not required to be separately accounted for as a derivative. However, since the 2018 Convertible Notes are within the scope of the accounting guidance for debt with conversion and other options, the Company is required to separate the 2018 Convertible Notes into a liability component and equity component. The carrying amount of the liability component is calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option is determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 2018 Convertible Notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest cost over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in the accounting guidance for contracts in an entity's own equity.

        The Company has determined that a 5.0% effective interest rate is appropriate to calculate the accretion of the bond discount, which is being recorded as interest expense over the stated term of the 2018 Convertible Notes. (The amount by which interest expense, calculated using the effective interest rate of 5.0%, exceeds the interest expense related to the coupon rate of 1.5% is non-cash interest expense.) The effective rate is based on the interest rate for a similar instrument that does not have a conversion feature. The Company may be required to pay additional interest upon occurrence of certain events as outlined in the indenture governing the 2018 Convertible Notes. As of December 31, 2013, the remaining term of the 2018 Convertible Notes is 4.5 years.

        Upon conversion of a note, holders of the 2018 Convertible Notes will receive up to the principal amount of the converted note in cash and any excess conversion value (conversion spread) in shares of the Company's common stock. The amount of cash and the number of shares of our common stock, if any, will be based on a 60 trading day observation period as described in the indenture. As described in Note (1), Summary of Significant Accounting Policies, the conversion spread will be included in the denominator for the computation of diluted net income per common share, using the treasury stock method, if the effect is dilutive.

        As discussed above, to hedge against potential dilution upon conversion of the 2018 Convertible Notes, the Company purchased call options on its common stock. The call options give the Company the right to purchase up to 14,481,950 shares of its common stock at $24.17 per share subject to certain adjustments that correspond to the potential adjustments to the conversion rate for the 2018 Convertible Notes. The Company paid an aggregate of $70,000 to purchase these call options. The call options will expire on July 15, 2018, unless earlier terminated or exercised. To reduce the cost of the hedge, in a separate transaction, the Company sold warrants. These warrants give the holder the right to purchase up to 14,481,950 shares of common stock of the Company at $27.36 per share, subject to certain adjustments. These warrants will be exercisable and will expire in equal installments for a period of 140 trading days beginning on October 15, 2018. The Company received an aggregate of $41,475 from the sale of these warrants. In accordance with governing accounting guidance, the Company concluded that the call options and warrants were indexed to our stock. Therefore, the call options and warrants were classified as equity instruments and will not be marked to market

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(13) Senior Convertible Notes (Continued)

prospectively unless certain conditions occur. The net amount of $28,525 was recorded as a reduction to additional paid-in capital. The settlement terms of the call options provide for net share settlement and the settlement terms of the warrants provide for net share or cash settlement at the option of the Company.

(14) Commitments and Contingencies

  (a)
  Leases

        On January 1, 2013, the Company commenced the lease of a new corporate headquarters in Chesterbrook, Pennsylvania. The initial term of the lease is 132 months. The Company has an option to extend the lease term for two additional five-year periods at fair market rental value determined in accordance with the provisions of the lease. The lease provides, for the first year of the lease, the abatement of rent payments (subject to the Company's obligation to repay the unamortized portion of the abated amounts on terms specified in the lease in the event of early termination or an uncured default by the Company) and, thereafter, escalating minimum monthly rent payments. In addition to rent obligations, the Company will be responsible for certain costs and charges specified in the lease, including certain operating expenses, utility expenses, and maintenance and repair costs relating to the facility, taxes, and insurance. The Company, subject to certain limitations described in the lease, has the right of first offer commencing on and after January 1, 2016, to lease all or a part of the approximately 10,000 rentable square feet in a building adjacent to the leased facility. The landlord provided a tenant improvement allowance of $3,204 for improvements to the facility. The Company will record the cost of the improvements as a fixed asset and the allowance as a deferred rent credit.

        The Company also leased office space in Malvern, Pennsylvania (its previously headquarters) under noncancellable operating leases that expired in 2013 and its Horsham, Pennsylvania manufacturing facility under noncancellable operating leases that expires in 2017, respectively. As a result of the decision to move to the new Chesterbrook headquarters facility, the Company accrued in 2012 an abandonment charge totaling $1,905, representing the remaining rent obligations under the Malvern lease and the advancement of amortization of the Malvern leasehold improvements. The lease agreement for the manufacturing facility in Horsham, Pennsylvania has an initial term ending January 1, 2017 and may be extended for two consecutive five-year periods. Supporting warehouse, laboratory and office space in Horsham are also leased under noncancellable operating leases that will expire in 2017 and 2022, respectively. These leases include periods of free rent and escalating minimum rent payments, and provide allowances to improve the leased facility and other lease incentives.

        The Company records rent expense for the minimum lease payments on a straight-line basis over the noncancellable lease term. The Company has recorded the cost of the improvements as a fixed asset and the allowance as a deferred rent credit. The Company amortizes the leasehold improvement asset over the shorter of the life of the improvements or the remaining life of the lease. The Company amortizes the deferred rent credit as a reduction of rent expense on a straight-line basis over the life of the lease. The Company also leases office equipment and automobiles. Rent expense was $5,732, $6,063, and $4,924 for the years ended December 31, 2013, 2012, and 2011, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(14) Commitments and Contingencies (Continued)

        As security deposits for the leases of the new corporate headquarters and the Horsham manufacturing facility, the Company maintains bank letters of credit in the amount of $456 and $1,900, respectively. These bank deposits are included in Other long-term assets at December 31, 2013.

        Future minimum lease payments under noncancellable operating leases for manufacturing facilities, office space, equipment and automobiles as of January 1, 2014, together with the obligations under the lease of new corporate headquarters, are as follows:

January 1, 2014 to December 31, 2014	$7,739
January 1, 2015 to December 31, 2015	$7,557
January 1, 2016 to December 31, 2016	$7,519
January 1, 2017 to December 31, 2017	$3,497
January 1, 2018 to December 31, 2018	$2,918
January 1, 2019 and thereafter	$12,916
  (b)
  Supply Agreements

  Testim

        The Company has supply agreements for the production of Testim with Contract Pharmaceuticals Limited Canada ("CPL") and with DPT Laboratories, Ltd. ("DPT") which expire on July 31, 2014 and December 31, 2015, respectively. Under the agreement, DPT is required to manufacture, and the Company is required to purchase, a specified percentage of the Company's annual requirements for Testim. The Company owns packaging equipment that is used by DPT in Testim production and was placed in service at the end of 2003. The equipment is being amortized over its expected future life. With the Company's consent, the packaging equipment may be used by DPT to produce products for other customers of DPT, provided DPT pays the Company a royalty and gives the Company manufacturing priority.

  XIAFLEX

        On June 26, 2008, the Company entered into a supply agreement with Jubilant HollisterStier Laboratories LLC ("JHS"), pursuant to which JHS fills and lyophilizes the XIAFLEX bulk drug substance manufactured by the Company and produces sterile diluent. The agreement sets forth specifications, specific services, timelines, pricing, and responsibilities of the parties. It was effective for an initial term of three years and is automatically renewed thereafter for subsequent two year terms, unless or until either party provides notification prior to expiration of the then current term of the contract.

        The Company is required to purchase a specified percentage of its total forecasted volume of XIAFLEX from JHS each year. This purchase obligation is only relieved in the event that JHS is not able to supply XIAFLEX within the timeframe established under such forecasts. In the event the Company does not order forecasted batches, it is responsible for the aggregate amounts of components and raw materials purchased by JHS to manufacture XIAFLEX for the first twelve (12) months in each forecast, unless JHS is unable to supply XIAFLEX in a timely manner. The Supply Agreement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(14) Commitments and Contingencies (Continued)

provides for cross-indemnification of the parties with JHS's indemnification obligation to the Company for third party claims being limited to $5,000.

        The Company currently is the sole supplier of the active pharmaceutical ingredient for commercial supply of XIAFLEX, but it is currently in the process of qualifying a new secondary manufacturer for XIAFLEX.

  STENDRA

        On October 10, 2013, the Company and VIVUS entered into STENDRA Supply Agreement. This supply agreement for STENDRA is described in Note (3)(b).

  (c)
  Litigation

  Hatch-Waxman Litigation

        Testim, XIAFLEX, TESTOPEL, Edex®, and the Company's other marketed pharmaceutical products are approved under the provisions of the U.S. Food, Drug and Cosmetic Act that renders each susceptible to potential competition from generic manufacturers via the Abbreviated New Drug Application ("ANDA") procedure or the 505(b)(2) New Drug Application ("505(b)(2) NDA") procedure. Generic manufacturers can sell their products at prices much lower than those charged by the innovative pharmaceutical companies who have incurred substantial expenses associated with the research and development of the drug product.

        The ANDA procedure and the 505(b)(2) NDA procedure include provisions allowing generic manufacturers to challenge the effectiveness of the innovator's patent protection long before the generic manufacturer actually commercializes their products through the paragraph IV certification procedure. In recent years, generic manufacturers have used paragraph IV certifications extensively to challenge patents on a wide array of innovative pharmaceuticals, and the Company expects this trend to continue and to implicate drug products with even relatively small total revenues.

        TESTOPEL and Edex and certain other of the Company's products do not currently have any patent protection and, as a result, potential competitors face fewer barriers in introducing competing products. Therefore, the Company must rely on trade secrets and other unpatented proprietary information in order to obtain a competitive advantage, which the Company may be unable to do. While the Company attempts to protect its proprietary information as trade secrets effectively, it cannot guarantee that the measures it has taken will provide effective protection for its proprietary information. It is possible that the Company's competitors will independently develop products that compete with TESTOPEL and Edex and certain other of the Company's products.

  Upsher-Smith Litigations

        On or about December 28, 2012, the Company and FCB became aware of a notice from Upsher-Smith that advised us and FCB of Upsher-Smith's filing of the Upsher-Smith NDA. This Paragraph IV certification notice refers to the 10 U.S. patents, covering Testim, that are listed in the Orange Book. These 10 patents are owned by FCB and are exclusively licensed to Auxilium and will expire between 2023 and 2025. Upsher-Smith may seek to have any drug approved under the Upsher-Smith NDA as a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(14) Commitments and Contingencies (Continued)

generic or branded generic version of Testim. On January 28, 2013, the Company and FCB filed a lawsuit in the United States District Court for the District of Delaware against Upsher-Smith for infringement of FCB's 10 patents listed in the Orange Book as covering Testim® 1% testosterone gel ("Delaware Upsher-Smith 505(b)(2) NDA Litigation"). A hearing on Upsher-Smith's previously filed motion for summary judgment was held on June 28, 2013, and by request of the Court, the parties submitted additional briefing in the weeks following the hearing. On December 4, 2013, the Court granted Upsher-Smith's motion for summary judgment, and the Court entered a final judgment of non-infringement in favor of Upsher-Smith on December 30, 2013. On January 24, 2014, the Company filed a Notice of Appeal to the United States Court of Appeals for the Federal Circuit in Washington, D.C. appealing the final judgment of non-infringement entered by the United States District Court for the District of Delaware.

        The Upsher-Smith NDA was granted tentative approval by the FDA on August 16, 2013 with a brand name VogelxoTM. With the granting of Upsher-Smith's summary judgment motion and the finding of non-infringement, the FDA may now make the approval final, at which time Upsher-Smith will be permitted to launch its testosterone gel product, whether or not such final approval is accompanied by a therapeutic equivalence rating.

        On March 26, 2013, the Company submitted a Citizen's Petition to the FDA with respect to the Upsher-Smith NDA referencing Testim in particular, and generic testosterone gels in general. The Company requested that, in the event of FDA approval of the Upsher-Smith NDA, the FDA: (i) refrain from designating Upsher-Smith's testosterone gel as therapeutically equivalent to Testim and (ii) require that the label for the Upsher-Smith testosterone gel state that the product is not interchangeable with other testosterone transdermal gels. Since any such approval by the FDA would be pursuant to a 505(b)(2) NDA and not pursuant to an ANDA, it is unclear at this time whether such an Upsher-Smith product would receive a therapeutically equivalent rating to Testim or a different rating.

        Although the FDA has not yet substantively replied to this Citizen Petition, the FDA did communicate to us that it has not yet resolved the issues raised in the Citizen Petition. The therapeutic equivalence rating may determine whether the Upsher-Smith product, Vogelxo, if launched, would be launched as a generic, a branded generic, or simply another branded competitor in the TRT gel market. It is unclear at this time when the FDA will substantively respond to the Company's Citizen Petition. The Company is exploring options to respond to the threat posed to Testim and its revenue by any launch of Upsher-Smith's testosterone gel product, whatever the therapeutic equivalence rating. The effect of any such product is not yet known.

        Now that Upsher-Smith has prevailed in the Delaware Upsher-Smith 505(b)(2) NDA Litigation, it could launch a 1% testosterone gel product using Testim as the reference drug immediately, if finally approved by the FDA. It is unclear whether any such potentially approved Upsher-Smith product would receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it would receive a different rating to, and perhaps not be freely substitutable for, Testim. Any such Upsher-Smith product, whatever the rating, could have a materially adverse impact on the Company's Testim revenues, but the Company believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on its Testim revenues. The introduction of a generic or different version of Testim at any time, whatever the rating could significantly and potentially

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(14) Commitments and Contingencies (Continued)

permanently reduce the revenue the Company derives from Testim. The Company's strategies to mitigate the effects of such a generic or different version of Testim may not be effective. A significant reduction in the Company's Testim revenue could have a material adverse effect on the Company's business, results of operations and financial condition, including without limitation, the Company's liquidity and net working capital and could materially and adversely affect its ability to execute on its short and long-term business plans.

  Upsher-Smith ANDA Litigation

        Separate from the Delaware Upsher-Smith 505(b)(2) NDA Litigation described above, the Company is also currently engaged in litigation with Upsher-Smith in Federal court in Delaware regarding Upsher-Smith's attempts to bring a testosterone gel product to market via an ANDA using Testim as its reference listed drug. Upsher-Smith will not be able to lawfully launch a generic or branded generic version of Testim via an ANDA in the U.S. without the necessary approval from the FDA.

        In October 2008, the Company and its licensor, CPEX Pharmaceuticals, Inc. (FCB's predecessor in interest to Testim), received notice that Upsher-Smith filed an ANDA containing a paragraph IV certification seeking approval from the FDA to market a generic version of Testim prior to the January 2025 expiration of the '968 Patent. Shortly after, the Company sued Upsher-Smith in the U.S. District Court of Delaware (the "Delaware Upsher-Smith ANDA Litigation"). Although it would seem unlikely based on (i) the FDA's public statements in its responses to the Citizen's Petitions submitted by each of us and AbbVie and (ii) Upsher-Smith's public stance that its generic product has different penetration enhancers than Testim, the FDA could approve the generic product proposed in Upsher-Smith's ANDA. Although administratively closed in December 2011, the Delaware Upsher-Smith ANDA Litigation has not been dismissed or finally resolved and could also result in a finding that Upsher-Smith's proposed testosterone product does not infringe the '968 Patent or that the '968 Patent is invalid and/or unenforceable. All discovery obligations of the parties continue to be in effect. In April 2012, The Company and FCB received a notice from Upsher-Smith in connection with its ANDA advising us and FCB of Upsher-Smith's Paragraph IV certification relating to the eight additional patents listed in the Orange Book in addition to the '968 patent-in-suit, and asserting that Upsher-Smith does not believe that the product for which it is seeking approval infringes any of the Orange Book listed Testim patents and that those patents are invalid. A 10th U.S. patent issued to FCB on May 15, 2012 and was listed in the Orange Book.

  ANDA Litigation with Actavis

        On May 24, 2012, the Company and FCB filed a lawsuit against Actavis (then known as Watson Pharmaceuticals, Inc.) for infringement of FCB's 10 patents listed in the Orange Book as covering Testim® 1% testosterone gel (the "Actavis Litigation"). The lawsuit was filed in the United States District Court for the District of New Jersey on May 23, 2012 in response to a notice letter, dated April 12, 2012, sent by Actavis Laboratories, Inc. (NV) regarding its filing with the FDA of an ANDA for a generic 1% testosterone gel product. This letter also stated that the ANDA contained Paragraph IV certifications with respect to the nine patents listed in the Orange Book on that date as covering Testim. The Company's lawsuit filed against Actavis involves those nine patents, as well as a 10th patent covering Testim that was issued on May 15, 2012 and is listed in the Orange Book.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(14) Commitments and Contingencies (Continued)

        An adverse outcome in the Delaware Upsher-Smith ANDA Litigation, the Actavis Litigation, or any other such legal action, could result in one or more generic or branded generic versions of Testim being launched in the U.S. immediately after such adverse outcome and before the expiration of the last to expire of the 10 Orange Book patents relating to Testim in January 2025. Now that Upsher-Smith has prevailed in the Delaware Upsher-Smith 505(b)(2) NDA Litigation, it could launch a 1% testosterone gel product using Testim as the reference drug immediately, if approved by the FDA. It is unclear whether any such potentially approved Upsher-Smith product would receive a therapeutically equivalent rating to, and thus be freely substitutable for, Testim, or if it would receive a different rating to, and perhaps not be freely substitutable for, Testim. Any such Upsher-Smith product, whatever the rating, could have a materially adverse impact on the Company's Testim revenues, but the Company believes that a product with a therapeutically equivalent rating could likely have a more severe materially adverse impact on its Testim revenues. The introduction of a generic or different version of Testim at any time, whatever the rating, or the introduction of a generic or different version of AbbVie's AndroGel franchise (which could be on or before August 2015) or of any other branded TRT gel could significantly and potentially permanently reduce the revenue the Company derives from Testim. A significant reduction in the Company's Testim revenue could have a material adverse effect on its business, results of operations and financial condition, including without limitation, its liquidity and net working capital and could materially and adversely affect its ability to execute on its short and long-term business plans.

  Other Matters

        The Company is party to various actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or the manner in which the Company conducts its business. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on Company's results of operations or the manner in which the Company conducts its business in the period(s) during which the underlying matters are resolved.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(15) Income Taxes

        The income tax benefit (expense) is as follows.

	Years Ended December 31,
	2013	2012	2011
Current:
Federal	$0	$0	$0
State	(270)
Foreign	(84)

	(354)	0	0

Deferred
Federal	76,411
State	2,020
Foreign	220.0

	78,651	0	0

Valuation allowance

Income tax benefit (expense)	$78,297	$0.0	$0.0

        A reconciliation of the United States Federal statutory rate to the Company's effective tax rate is as follows.

	Years Ended December 31,
	2013	2012	2011
Federal income tax statutory rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	1.91%	1.21%	4.78%
Permanent Items	-2.20%	1.56%	-4.59%
Contingent consideration	-2.54%	0.00%	0.00%
Tax Credits	3.05%	-4.28%	21.42%
Other	-0.51%	-1.07%	-0.74%
Valuation allowance	47.54%	-31.42%	-54.87%

Effective income tax rate	81.25%	0.0%	0.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(15) Income Taxes (Continued)

        The components of the net deferred tax assets (liabilities) are as follows:

	December 31,
	2013	2012
Gross deferred tax assets—
Net operating losses	$36,208	$33,013
Orphan Drug Credit	55,888	52,330
Research and development credit	2,091	1,103
Depreciation and amortization	2,894	523
Accruals and reserves	32,031	19,266
Deferred revenue	9,320	10,730
Stock compensation	21,511	16,588
Other temporary differences	1,219	1,034

	161,162	134,587
Gross deferred tax liabilities—Outside basis difference	(77,761)	0
Deferred tax assets valuation allowance	(92,460)	(134,587)

Net deferred tax liability	$(9,059)	$0

        Since inception through March 31, 2013, the Company has maintained a full valuation allowance equal to its cumulative net deferred tax assets given its history of operating losses. During 2013, in conjunction with the accounting associated with the Actient acquisition described in Note (3)(a), the Company recorded deferred tax liabilities related principally to outside tax basis differences in acquired subsidiaries. These deferred tax liabilities will serve as reversible temporary differences that give rise to future taxable income and, therefore, they serve as a source of income that permits the recognition of certain existing deferred tax assets of the Company. Solely on this basis, management determined that it is more likely than not that a portion of its valuation allowance was no longer required. As a result of the release of the valuation allowance, the Company recorded a tax benefit of $77,919 in the consolidated statement of operations for the year ended December 31, 2013 and an additional tax benefit of $1,253 in Additional paid-in capital related to the 2018 Convertible Notes. In addition to the benefit of the release of the valuation allowance, the Company recorded for the year ended December 31, 2013 a current provision of $270 for income taxes on current income and a benefit of $512 related to the realization of current year losses in certain state jurisdictions. Also, the Company recorded an $84 expense on current income and a benefit of $220 related to the recognition of deferred tax items the UK.

        Additionally, as a result of the purchase accounting adjustments discussed above, the Company established deferred tax liabilities of $9,279 for certain state jurisdictions. These deferred tax liabilities relate principally to outside tax basis differences in acquired subsidiaries in jurisdictions in which there are no offsetting deferred tax assets. In addition, the Company has a deferred tax asset in the amount of $220 in the UK.

        Because the Actient acquisition deferred tax liabilities are provisional amounts that are subject to the finalization of the purchase accounting, this tax benefit may be revised during the acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(15) Income Taxes (Continued)

measurement period as explained in Note (3). Since the Company has only looked to reversible taxable differences and feasible tax-planning strategies in assessing the need for the valuation allowance, a portion of its deferred tax assets are not more likely than not to be utilized and remain offset by a valuation allowance. On a quarterly basis, management assesses whether it remains more likely than not that the deferred tax assets will not be realized. In the event the Company determines at a future time that it would realize additional deferred tax assets, the Company will decrease its deferred tax asset valuation allowance and record an income tax benefit in the period when the Company makes such determination.

        At December 31, 2013, the Company had Federal tax return net operating loss carryforwards of approximately $135,924 which will expire in 2020 through 2031, if not utilized, and of which $42,881 is a result of windfall stock compensation deductions. Included in this number is $14,467 of Federal net operating losses from the Actient acquisition. Similar to the Auxilium net operating losses, these losses are subject to potential limitation due to ownership changes. The recorded deferred tax asset for net operating losses shown in the above table is net of these windfall stock compensation deductions which, when realized, will be recorded directly to Additional paid-in capital. The Federal Orphan Drug and research and development credits of $57,979 at December 31, 2013 shown in the above table will expire in 2020 through 2033, if not utilized.

        In addition, the Company had overall state tax return net operating loss carryforwards of approximately $136,213, of which $86,324 relate to Pennsylvania, which expire in 2013 through 2033 if not utilized, and which include windfall stock compensation deductions. Included in the state operating loss amount is approximately $3,013 of losses from the Actient acquisition, a portion of which has been used during the year. Future utilization of Pennsylvania net operating loss carryforwards is limited to the greater of 25% of Pennsylvania taxable income or $4,000 per year for tax years ending before January 1, 2015. Thereafter, future utilization of Pennsylvania net operating loss carryforwards is limited to the greater of 30% of Pennsylvania taxable income or $5,000 per year.

        The Tax Reform Act of 1986 (the "Act") provides for a limitation on the annual use of net operating loss and tax credit carryforwards following certain ownership changes (as defined by the Act) that could limit the Company's ability to utilize these carryforwards. Generally, a change in ownership of a company of greater than 50% within a three-year period results in an annual limitation on that company's ability to utilize its carryforwards from the tax periods prior to the ownership change. The Company has conducted a study to determine whether it has experienced any ownership changes, as defined by the Act. As a result of the study, the Company has concluded that it has undergone multiple ownership changes in previous years. Accordingly, the Company's ability to utilize the aforementioned carryforwards will be limited on an annual basis. The Company believes that such limitations may result in approximately $10,700 and $9,400 of Federal and state net operating loss carryforwards, respectively, expiring prior to utilization. Additionally, the Company believes $521 of its Federal research and development credits will be limited.

        The Company and its subsidiaries file income tax returns in the U.S., local tax jurisdictions in the U.S. and the U.K. During the current year, the IRS opened and closed an audit of the 2010 tax year that resulted in no changes. Presently, the Company has not been contacted by any state tax jurisdictions for examination of its income tax returns for open periods. As the Company has generated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(15) Income Taxes (Continued)

losses for each tax year since inception (except for 2009, 2011, 2012 and 2013), all of its prior tax years are open to examination.

        As of December 31, 2013, the total amount of gross unrecognized tax benefits was $6,499. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2013 is $0. Any increase or decrease to the gross unrecognized tax benefit would result in a corresponding increase or decrease to the valuation allowance against deferred tax assets.

        Unrecognized tax benefits for the three years ended December 31, 2013 were:

	Years Ended December 31,
	2013	2012	2011
Unrecognized Tax benefits beginning of year	$3,443	$3,372	$3,196
Gross change for current year positions	331	71	75
Increase for prior period positions associated business combinations	2,725	0	101
Decrease for prior period positions	0	0	0
Decrease due to settlements and payments	0	0	0
Decrease due to statute expirations	0	0	0

Unrecognized tax benefits end of year	$6,499	$3,443	$3,372

        The Company does not believe the total amount of unrecognized tax benefits will increase or decrease significantly over the next twelve months.

        In connection with the adoption of stock-based compensation guidance in 2006, the Company elected to follow the with-and-without approach to determine the sequence in which deductions and NOL carryforwards are utilized. Accordingly, no tax benefit related to stock options was recognized in any year as a result of the utilization of NOL carryforwards to offset any taxable income. The table of deferred tax assets shown above does not include certain deferred tax assets at December 31, 2013 and 2012 that arose directly from tax deductions related to equity compensation in excess of compensation recognized for book purposes. Additionally, paid in capital will be increased by approximately $15,165 if and when such deferred tax assets are ultimately realized.

(16) Employee Stock Benefit Plans

  (a)
  Employee Stock Purchase Plan

        Under the Company's 2006 Employee Stock Purchase Plan ("ESPP"), as approved by the stockholders of the Company, employees may purchase shares of the Company's common stock at a 15% discount through payroll deductions. Employees may contribute up to 10% of their compensation to the ESPP. The purchase price is 85% of the fair value per share of common stock on the date the purchase period begins or the date on which the purchase period ends, whichever is lower. The ESPP restricts the maximum number of shares that an employee may purchase to 15,000 shares during each semi-annual purchase period and to $25,000 worth of common stock during each year. In June 2011, January 2012, June 2012, December 2012, July 2013 and December 2103, employees purchased 55,292, 47,210, 55,015, 51,035, 47,210, 66,458 and 63,297 shares of common stock at a price of $16.6600,

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(16) Employee Stock Benefit Plans (Continued)

$16.8215, $16.8300, $15.7585, $14.4755, and $14.4755 per share, respectively. As of December 31, 2013, there were 148,153 shares available for future grant under the ESPP.

  (b)
  Stock Options and Stock Awards

        Under the Company's 2004 Equity Compensation Plan, amended and restated December 1, 2009, (the "2004 Plan"), as approved by the stockholders of the Company, qualified and nonqualified stock options and stock awards may be granted to employees, non-employee directors and service providers. In June 2012, the stockholders approved the increase of shares authorized for issuance under the 2004 Plan to 15,800,000. The Compensation Committee of the Board of Directors (the "Compensation Committee") administers the 2004 Plan and has delegated to each of the Company's Chief Executive Officer and Chief Financial Officer the authority to grant stock options to newly hired employees and promoted employees below the Vice President level within specified parameters. The members of the Board of Directors may annually elect to receive all, or a designated portion, of their fees in the form of common stock instead of cash. The shares issued pursuant to such elections by Board members are issued under the 2004 Plan. During the years ended December 31, 2013, 2012 and 2011, such issuances amounted to 3,418, 4,956 and 7,205 shares having an aggregate fair value of $62, $106, and $134, respectively, on the dates of issuance. Otherwise, the Company has, to date, granted only nonqualified stock options and restricted stock awards under the 2004 Plan. The Company issues new shares of common stock upon exercise of stock options or vesting of stack awards. At December 31, 2013, there were 2,956,403 shares available for future grants under the 2004 Plan.

  (c)
  General Stock Option Information

        Stock options are granted with an exercise price equal to 100% of the market value of the common stock on the date of grant, and generally have a 10-year contractual term and vest no later than four years from the date of grant (with some providing for automatic vesting upon a change of

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(16) Employee Stock Benefit Plans (Continued)

control of the Company). The following tables summarize stock option activity for the three years ended December 31, 2013:

	2013	2012	2011
Options outstanding:
Outstanding at beginning of period	6,626,176	7,262,718	6,136,249
Granted	1,245,069	1,829,884	2,157,689
Exercised	(149,304)	(960,864)	(270,453)
Cancelled	(376,406)	(1,505,562)	(760,767)

Outstanding at end of period	7,345,535	6,626,176	7,262,718

Exercisable at end of period	4,090,046	3,258,010	3,873,844

Weighted average exercise prices:
Outstanding at beginning of period	$22.50	$22.53	$23.46
Granted	17.70	20.07	20.07
Exercised	8.85	10.93	10.76
Cancelled	25.18	27.10	27.18
Outstanding at end of period	21.82	22.50	22.53
Exercisable at end of period	23.60	23.42	21.34

        During the year ended December 31, 2013, the Company granted standard non-qualified stock options to employees and directors to purchase shares of the Company's common stock pursuant to the 2004 Plan. The options expire ten years from date of grant and their exercise prices represent the closing price of the common stock of the Company on the respective dates that the options were granted. The standard non-qualified stock options granted to employees vest no later than four years from the grant date, assuming continued employment of the grantee.

        Of the options cancelled during 2013, 191,190 represented unvested options forfeited with an average exercise price of $22.37 and 185,216 represented vested options cancelled with a weighted average exercise price of $28.07. The aggregate intrinsic value of options outstanding and of exercisable options as of December 31, 2013 was $14,589 and $8,303, respectively. These aggregate intrinsic values represent the total pretax intrinsic value, based on the Company's stock closing price of $20.73 as of December 31, 2013, that would have been received by the option holders had all option holders exercised their options as of that date.

        The total intrinsic value of options exercised in 2013, 2012 and 2011 was $2,923, $9,287 and $2,368, respectively. As of December 31, 2013, the weighted average remaining contractual life of outstanding options and of exercisable options was 6.82 and 5.61 years, respectively.

        The total number of in-the-money options exercisable as of December 31, 2013 was 1,893,570.

  (d)
  Performance-Based Restricted Stock Units ("PRSUs")

        During 2013, the Company granted a total of 140,550 PRSUs to certain officers. The average grant date fair value of these awards is $17.59. The right to receive shares of common stock will be earned

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(16) Employee Stock Benefit Plans (Continued)

(subject to vesting) upon attainment of two performance goals, weighted as follows: 50% weighting on attaining a specified level of net income for the year ending December 31, 2013 and 50% weighting based upon the timing of approval, and labelling required, by the U.S. Food and Drug Administration (the "FDA") for the supplemental Biologic License Application ("sBLA") for XIAFLEX for Peyronie's. Upon ultimate vesting, each PSRU is converted into one share of the common stock of the Company. The number of PRSUs earned amounted to 70,225 that vested 33% on February 18, 2014 with an equal amount vesting on the first anniversary and the remainder of the units vesting on the second anniversary of this date. The remainder of the original awards has been cancelled.

        The following table summarizes the PSRU activity for the year ended December 31, 2013:

Nonvested PSRU's:
At beginning of period	140,400
Granted	140,550
Vested	(16,637)
Cancelled	(89,980)

At end of period	174,333

Weighted average grant date fair value:
At beginning of period	$19.51
Granted	18.18
Vested	19.51
Cancelled	19.51
At end of period	18.44
  (e)
  Restricted Stock Units ("RSUs")

        In addition stock options, the Company grants RSUs to directors and employees. These RSUs generally vest ratably over three years at one year intervals from the grant date. Upon vesting, RSU is converted into one share of the common stock of the Company. The following table summarizes the restricted common stock activity for the year ended December 31, 2013:

Nonvested shares:
At beginning of period	45,661
Granted	308,810
Vested	(16,553)
Cancelled	(19,030)

At end of period	318,888

Weighted average grant date fair value:
At beginning of period	$22.40
Granted	17.65
Vested	23.58
Cancelled	19.22
At end of period	17.93

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(16) Employee Stock Benefit Plans (Continued)

  (f)
  Restricted Stock

        The compensation cost of restricted stock awards is determined by their intrinsic value on the grant date. The following table summarizes the restricted common stock activity for the three years ended December 31, 2013:

	Years Ended December 31,
	2013	2012	2011
Nonvested shares:
At beginning of period	48,700	13,752	50,828
Granted	10,000	43,700	0
Vested	(36,990)	(8,752)	(33,950)
Cancelled	(250)	0	(3,126)

At end of period	21,460	48,700	13,752

Weighted average grant date fair value:
At beginning of period	$23.76	$27.08	$26.21
Granted	14.37	23.76	0
Vested	24.27	27.76	25.91
Cancelled	24.62	0.00	28.50
At end of period	18.50	23.76	27.08
  (g)
  Valuation and Expense Information

        Total stock-based compensation expense recorded for the year ended December 31, 2013, 2012 and 2011 amounted to $15,522, $15,007 and $17,278 respectively. Stock-based compensation costs capitalized as part of inventory amounted to $6,613 and $4,866 at December 31, 2013 and 2012, respectively.

        The Company measures the cost of share-based compensation awards at fair value on the date of grant using the Black-Scholes model and applying the assumptions in the following table. For awards granted during the three years ended December 31, 2013, the expected volatility is based on the historical volatility of the Company. The Company uses the simplified calculation of expected option life prescribed in the guidance issued by the Securities and Exchange Commission because the Company's history is inadequate to determine a reasonable estimate of the option life. The dividend yield is determined based on the Company's history to date and management's estimate of dividends

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(16) Employee Stock Benefit Plans (Continued)

over the option life. The risk-free interest rate is based on the U.S. treasury yield curve in effect at the time of the grant.

	Years Ended December 31,
	2013	2012	2011
Weighted average assumptions:
Expected life of options (in years)	6.27	6.26	6.28
Risk-free interest rate	1.24%	1.05%	2.00%
Expected volatility	48.69%	50.66%	50.68%
Expected dividend yield	0.00%	0.00%	0.00%

        The weighted-average grant date fair value of the options issued in 2013, 2012 and 2011 was $8.47, $9.85 and $10.20, respectively. As of December 31, 2013, there was approximately $23,029 of total unrecognized stock-based compensation cost related to all share-based payments that will be recognized over the weighted-average period of 2.23 years. Future grants will add to this total, whereas future amortization and the vesting of existing grants will reduce this total.

(17) Common Stock and Redeemable Convertible Preferred Stock

  (a)
  Common Stock

        The Company is authorized to issue 120,000,000 shares of common stock, with a par value of $0.01 per share.

  (b)
  Common stock reserved for future issuance

        The following table summarizes common shares reserved for issuance at December 31, 2013 on the exercise or conversion of:

Common stock options—
Issued and outstanding	7,345,535
Available for future grant	2,956,404
Available for issuance under ESPP	148,153
Issued and outstanding RSUs and PRSUs	493,221
Senior convertible notes	19,188,575
Senior convertible note warrants	28,963,900
Actient warrants	1,250,000

Total shares reserved for future issuance	60,345,788

  (c)
  Preferred Stock

        The Company is authorized to issue 5,000,000 shares of preferred stock, with a par value of $0.01 per share. No preferred stock is issued or outstanding.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(18) Unaudited Quarterly Financial Information:

	2013
	1st Qtr	2nd Qtr**	3rd Qtr**	4th Qtr
Net revenues	$66,172	$100,519	$108,140	$125,884
Cost of goods sold*	15,089	27,216	33,553	36,157
Research and development expenses*	11,858	13,626	11,816	12,911
Selling, general and administrative expenses*	44,310	74,894	62,809	68,177
Amortization of purchased intangibles	0	10,895	15,085	19,007
Contingent consideration	0	2,258	4,671	4,467
Income (loss) from operations	(5,085)	(28,370)	(19,794)	(14,835)
Income (loss) before income taxes	(8,160)	(35,270)	(28,602)	(24,330)
Income tax benefit	0	77,919	0	378
Net income (loss)	(8,160)	42,650	(28,602)	(23,952)
Net income (loss) per common share(1):
Basic	(0.17)	0.87	(0.58)	(0.48)
Diluted	(0.17)	0.86	(0.58)	(0.48)
Shares used to compute net income (loss) per common share:
Basic	49,247,332	49,280,151	49,384,637	49,422,505
Diluted	49,247,332	49,583,377	49,384,637	49,422,505

*
includes the following amounts of stock-based compensation expense:

Cost of goods sold	$30	$38	$39	$47
Research and development	698	704	675	680
Selling, general and administrative	3,031	3,475	2,656	3,449
**
As discussed in Note (3)(a), the amounts of income tax benefit, net income (loss) and net income (loss) per common share have been revised from those reported in the Company's Quarterly Report on Form 10-Q for the quarters ended June 30 and September 30, 2013 to retroactively reflect changes to the Actient business combination accounting during the measurement period.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share and per share data)

(18) Unaudited Quarterly Financial Information: (Continued)

	2012
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Net revenues	$73,606	$78,171	$71,043	$172,461
Cost of goods sold*	16,602	17,804	15,849	28,081
Research and development expenses*	11,993	10,186	10,591	13,161
Selling, general and administrative expenses*	46,946	42,585	55,344	40,660
Income (loss) from operations	(1,935)	7,596	(10,741)	90,509
Income (loss) before income taxes	(1,748)	7,724	(10,488)	90,456
Income tax benefit (expense)	0	0	0	0
Net income (loss)	(1,748)	7,724	(10,488)	90,456
Net income (loss) per common share(1):
Basic	(0.04)	0.16	(0.21)	1.84
Diluted	(0.04)	0.16	(0.21)	1.83
Shares used to compute net income (loss) per common share:
Basic	48,250,572	48,575,418	49,078,321	49,168,676
Diluted	48,250,572	49,172,212	49,078,321	49,543,039

*
includes the following amounts of stock-based compensation expense:

Cost of goods sold	$20	$14	$15	$27
Research and development	607	767	836	874
Selling, general and administrative	3,051	3,174	2,989	2,994
(1)
The sum of the quarterly loss per share amounts may differ from the full year amount due to changes in the number of shares outstanding during the year.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

(Unaudited)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$56,426	$47,749
Short-term investments	20,239	23,437
Accounts receivable, trade, net	95,183	89,407
Accounts receivable, other	815	7,050
Inventories, current	47,101	42,498
Prepaid expenses and other current assets	9,513	13,714
Deferred tax asset	14,737	14,737

Total current assets	244,014	238,592
Inventories, non-current	62,980	54,561
Property and equipment, net	36,220	35,270
Intangible assets, net	729,691	749,452
Goodwill	104,146	104,146
Other assets	18,835	19,155

Total assets	$1,195,886	$1,201,176

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$18,783	$940
Accrued expenses	135,088	121,964
Deferred revenue, current portion	2,122	2,059
Deferred rent, current portion	1,371	1,185
Current portion of term loan	13,609	13,609
Contingent consideration, current	68,799	56,741

Total current liabilities	239,772	196,498
Term loan, long-term portion	238,901	241,536
Senior Convertible Notes	296,632	293,747
Deferred revenue, long-term portion	24,668	24,678
Deferred rent, long-term portion	7,166	7,528
Contingent consideration, long-term portion	154,562	161,903
Deferred tax liability	24,037	23,821

Total liabilities	985,738	949,711

Commitments and contingencies	0	0
Stockholders' equity:
Preferred stock, $0.01 par value per share; 5,000,000 shares authorized; no shares issued or outstanding	0	0
Common stock, $0.01 par value per share; 120,000,000 shares authorized; 50,433,754 and 49,744,521 shares issued; 50,253,317 and 49,599,463 shares outstanding at March 31, 2014 and December 31, 2013, respectively	504	497
Additional paid-in capital	610,543	594,970
Accumulated deficit	(396,157)	(340,180)
Treasury stock at cost, 180,437 and 145,058 shares at March 31, 2014 and December 31, 2013, respectively	(4,471)	(3,490)
Accumulated other comprehensive loss	(271)	(332)

Total stockholders' equity	210,148	251,465

Total liabilities and stockholders' equity	$1,195,886	$1,201,176

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months ended March 31,
	2014	2013
Net revenues	$88,519	$66,172

Operating expenses
Cost of goods sold	18,094	15,089
Research and development	10,994	11,858
Selling, general and administrative	78,016	44,310
Amortization of purchased intangibles	19,761	0
Contingent consideration	7,717	0

Total operating expenses	134,582	71,257

Loss from operations	(46,063)	(5,085)
Interest expense	(9,520)	(3,004)
Other expense, net	(56)	(71)

Loss before income taxes	(55,639)	(8,160)
Income tax expense	(338)	0

Net loss	$(55,977)	$(8,160)

Basic and diluted net loss per common share	$(1.12)	$(0.17)

Shares used to compute basic and diluted net loss per common share	49,798,485	49,247,332

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(In thousands)

(Unaudited)

	Three Months ended March 31,
	2014	2013
Net loss	$(55,977)	$(8,160)
Other comprehensive income:
Unrealized gains on investments, net of tax	61	292
Foreign currency translation adjustment	0	(32)

Total	61	260

Comprehensive loss	$(55,916)	$(7,900)

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity

(In thousands, except share amounts)

(Unaudited)

	Common stock				Treasury stock		Accumulated other comprehensive loss
			Additional paid-in capital	Accumulated deficit
	Shares	Amount			Shares	Cost		Total
Balance, January 1, 2014	49,744,521	$497	$594,970	$(340,180)	145,058	$(3,490)	$(332)	$251,465
Exercise of common stock options	552,259	6	10,983	0	0	0	0	10,989
Cancellation of restricted stock	(66)	0	0	0	0	0	0	0
Stock-based compensation	136,752	1	4,582	0	0	0	0	4,583
Proceeds from Board of Directors stock purchases	288	0	8	0	0	0	0	8
Treasury stock acquisition	0	0	0	0	35,379	(981)	0	(981)
Comprehensive income	0	0	0	0	0	0	61	61
Net loss	0	0	0	(55,977)	0	0	0	(55,977)

Balance, March 31, 2014	50,433,754	$504	$610,543	$(396,157)	180,437	$(4,471)	$(271)	$210,148

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months ended March 31,
	2014	2013
Cash flows from operating activities:
Net loss	$(55,977)	$(8,160)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,525	2,846
Stock-based compensation	4,123	3,759
Amortization of purchased intangibles	19,761	0
Amortization of debt discount and issuance costs	4,060	2,129
Contingent consideration	7,717	0
Payment of contingent consideration	(303)	0
Changes in operating assets and liabilities:
Decrease in accounts receivable	459	7,487
Increase in inventory	(12,562)	(733)
Decrease (increase) in prepaid expenses, other current assets and other assets	4,094	(34)
Increase in accounts payable and accrued expenses	30,148	2,429
Increase (decrease) in deferred revenue	53	(7,860)
Decrease in deferred rent	(176)	0

Net cash provided by operating activities	3,922	1,863

Cash flows from investing activities:
Purchases of property and equipment	(2,421)	(3,476)
Purchases of short-term investments	(8,569)	(51,107)
Redemptions of short-term investments	11,828	40,594
Sales and redemptions of long-term investments	0	1,600

Net cash provided by (used in) investing activities	838	(12,389)

Cash flows from financing activities:
Repayment of term loan	(3,402)	0
Proceeds from issuance of convertible debt, net of issuance costs	0	338,921
Payments of contingent consideration	(2,697)	0
Purchase of convertible note hedge	0	(70,000)
Proceeds from sale of warrants	0	41,475
Proceeds from exercise of common stock options	10,989	22
Proceeds from Board of Directors stock purchases	8	17
Purchases of treasury stock	(981)	(125)

Net cash provided by financing activities	3,917	310,310

Effect of exchange rate changes on cash	0	(49)
Increase in cash and cash equivalents	8,677	299,735
Cash and cash equivalents, beginning of period	47,749	35,857

Cash and cash equivalents, end of period	$56,426	$335,592

Supplemental disclosure of cash flow information:
Interest paid	$6,772	$0

See accompanying notes to consolidated financial statements.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of Presentation and Consolidation

        The accompanying unaudited consolidated financial statements include the accounts of Auxilium Pharmaceuticals, Inc. and its wholly owned subsidiaries (the "Company"), and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") pertaining to this Quarterly Report on Form 10-Q (this "Report"). Certain disclosures required for complete annual financial statements are not included herein. All significant intercompany accounts and transactions have been eliminated in consolidation. The information at March 31, 2014 and for the three month periods ended March 31, 2014 and 2013 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of the Company's management, are necessary to state fairly the financial information set forth herein. The December 31, 2013 balance sheet amounts and disclosures included herein have been derived from the Company's December 31, 2013 audited consolidated financial statements. The interim results are not necessarily indicative of results to be expected for the full fiscal year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013 included in the Company's Annual Report on Form 10-K ("Form 10-K") filed with the SEC.

  (b)
  Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (c)
  Revenue Recognition

        Net revenues for the three months ended March 31, 2014 and 2013 comprise the following:

	Three Months ended March 31,
	2014	2013
Testim revenues—
Net U.S. product sales	$10,919	$45,280
International revenues	890	174

	11,809	45,454

XIAFLEX revenues—
Net U.S. product sales	16,612	11,966
International revenues	3,216	8,752

	19,828	20,718

Other net U.S. revenue—
TESTOPEL	31,964	0
STENDRA	11,587	0
Edex	5,476	0
Other	7,855	0

Total net revenues	$88,519	$66,172

        Net U.S. revenues shown in the above table represent the product sales of the Company within the U.S., net of allowances provided on such sales. International revenues represent the amortization of deferred up-front and milestone payments the Company has received on its out-licensing agreements, together with royalties earned on product sales by the licensees.

        Revenue is recognized when the following revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured.

        In the U.S., the Company's products are sold to wholesalers, which are provided fees for service based on shipment activity. The product return policies of the Company permit product returns during a specified period, dependent on the specific product, prior to the product's expiration date until a certain number of months subsequent to the expiration date. Future product returns are estimated based on historical experience of the Company. The Company accrues the contractual rebates per unit of product for each individual payor plan using the most recent historically invoiced plan prescription volumes, adjusted for each individual plan's prescription growth or contraction. In addition, the Company provides coupons to physicians for use with Testim and STENDRA prescriptions as promotional incentives and the Company established in September 2011 a co-pay assistance program for XIAFLEX (collagenase clostridium histolyticum or "CCH") prescriptions. A contract service

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

provider is utilized to process and pay claims to patients for actual coupon usage. All revenue from product sales are recorded net of the applicable provisions for wholesaler management fees, returns, rebates, and discounts in the same period the related sales are recorded. As products of the Company become more widely used and as the Company continues to add managed care and pharmacy benefit managers, actual results may differ from the Company's previous estimates. Any adjustment resulting from differences between the Company's estimates and actual results will be recorded as a charge or credit to revenue, as appropriate.

        XIAFLEX for the treatment of Peyronie's Disease ("PD") is the first and only FDA-approved non-surgical treatment for PD in men with a palpable plaque and a curvature deformity of ≥30° at the start of therapy and was approved by the U.S. Food and Drug Administration ("FDA") in December 2013. The Company launched XIAFLEX for PD in January 2014 and revenue from sales is recognized when title and risk of loss transfers to the customers, who are specialty distributors, specialty pharmacies and wholesalers. The Company has determined that it has the ability to make reasonable estimates of product returns in order to recognize revenue at the time that title and risk of loss transfers to the customer based on the following factors: (i) the Company has sufficient historical experience with XIAFLEX for Dupuytren's contracture ("DC"), which is the same drug and is distributed through the same distribution channels as XIAFLEX for PD; (ii) due to the price of XIAFLEX for PD and a limited patient population, the Company's customers have not built up significant levels of inventory; and (iii) the Company believes there is limited risk of return of inventory in the channel due to expiration based on the shelf life of inventory in the channel.

        STENDRA, a new first-line oral therapy for erectile dysfunction ("ED") approved by the FDA in April 2012, was in-licensed from VIVUS, Inc. ("VIVUS") in October 2013. The Company launched STENDRA in the U.S. in January 2014 and revenue from sales is recognized when title and risk of loss transfers to the customers, who are wholesalers. The Company has determined that it has the ability to make reasonable estimates of STENDRA product returns in order to recognize revenue at the time that title and risk of loss transfers to the customer based on the following factors: (i) the Company has sufficient historical experience with its other products, including Testim, which the Company distributes through the same distribution channels and which is prescribed by a similar physician customer base (i.e. primarily urologists and primary care physicians); (ii) the fact that STENDRA is entering a well-established market and has experienced strong initial demand; (iii) the efficacy and label of STENDRA, which the Company believes provides a competitive advantage over the other products in the ED market and (iv) the Company believes there is limited risk of return of inventory in the channel due to expiration based on forecast demand and the shelf life of inventory in the channel.

  (d)
  Net Loss Per Common Share

        Basic loss per common share is computed based on the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed based on the weighted average number of common shares outstanding and dilutive potential common stock equivalents then outstanding. Common stock equivalents are measured under the treasury stock

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

method. Because the inclusion of potential common stock would be anti-dilutive for all periods presented as a result of the net losses, diluted net loss per share is the same as basic net loss per share.

        The following is a reconciliation of net loss and weighted average common shares outstanding for purposes of calculating basic and diluted net loss per common share.

	Three Months ended March 31,
	2014	2013
Numerator:
Net loss	$(55,977)	$(8,160)

Denominator:
Weighted-average common shares outstanding	49,819,258	49,295,399
Weighted-average unvested restricted common shares subject to forfeiture	(20,773)	(48,067)

Shares used in calculating net loss per common share	49,798,485	49,247,332

Basic and diluted net loss per common share	$(1.12)	$(0.17)

        Diluted net loss per common share is computed giving effect to all potentially dilutive securities. Potentially dilutive shares include outstanding stock options and awards, outstanding warrants, and incremental shares issuable upon conversion of 1.50% Convertible Senior Notes due 2018 (the "2018 Convertible Notes") as described in Note (7). The following number of stock options and awards were antidilutive and, therefore, excluded from the computation of diluted net income per common share as of March 31, 2014 and 2013: 8,688,153 and 7,908,681, respectively.

        The Company has 1,250,000 warrants outstanding issued in connection with the acquisition of Actient as discussed in Note (2) and 14,481,950 warrants sold in connection with the issuance of convertible debt as discussed in Note (7). The warrants are not considered in calculating the total dilutive weighted average shares outstanding until the price of the Company's common stock exceeds the strike price of the warrants. When the market price of the Company's common stock exceeds the strike price of the warrants, the effect of the additional shares that may be issued upon exercise of the warrants will be included in total dilutive weighted average shares outstanding using the treasury stock method if the impact of their inclusion is dilutive. For the three months ended March 31, 2014, the Company's average stock price, which was $26.55, exceeded the strike price of the 1,250,000 warrants issued in connection with the acquisition of Actient; however, these potentially dilutive shares were anti-dilutive as a result of a net loss for the period. The Company's average stock price for the three months ended March 31, 2014 did not exceed the strike price of the 14,481,950 warrants sold in connection with the issuance of the convertible debt.

        It is the current intention of the Company to settle conversions of the 2018 Convertible Notes through combination settlement, which involves repayment of the principal amount in cash and any excess of the conversion value over the principle amount (the "conversion spread") in shares of

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

common stock. Therefore, only the impact of the conversion spread will be included in total dilutive weighted average shares outstanding using the treasury stock method. For the three months ended March 31, 2014, the Company's average stock price exceeded the conversion price of the 2018 Convertible Notes, which would have resulted in approximately 1,297,000 potentially dilutive shares if the Company had net income for the period.

        The call options to purchase the Company's common stock, which were purchased to hedge against potential dilution upon conversion of the 2018 Convertible Notes, as discussed in Note (7), are not considered in calculating the total dilutive weighted average shares outstanding, as their effect would be anti-dilutive. Upon exercise, the call options will mitigate the dilutive effect of the 2018 Convertible Notes.

  (e)
  Change in Functional Currency

        Effective January 1, 2014, the Company changed the functional currency of its Auxilium UK Ltd subsidiary from pounds sterling to the U.S. Dollar ("USD"). Significant changes in economic facts and circumstances supported this change, including the Company's recent collaboration agreement with Swedish Orphan Biovitrium AB ("Sobi"), whereby transactions are settled in USD. In accordance with Accounting Standards Codification 830, Foreign Currency Matters, this change was applied on a prospective basis and translation adjustments for prior periods will not be removed from equity. In addition, translated amounts for nonmonetary assets at December 31, 2013 became the accounting basis for those assets in the period of the change.

  (f)
  New Accounting Pronouncements

        In July 2013, the Financial Accounting Standards Board issued an Accounting Standards Update on income taxes, which provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This guidance is effective for the Company beginning January 1, 2014. The Company adopted this guidance as of January 1, 2014 and its adoption did not have a material effect on the Company's consolidated financial statements.

  (g)
  Revision to previously issued financial statements

        In connection with the preparation of the consolidated financial statements for the third quarter of 2013, an incorrect classification was identified with respect to the manner in which the Company classified the tenant improvement allowance of $3,204 provided by the lessor in the lease for its new corporate headquarters which commenced on January 1, 2013. At recognition of the tenant improvement allowance provided, the Company properly recorded on its Consolidated Balance Sheets the cost of the improvements as a fixed asset and the tenant improvement allowance as a deferred rent credit. In the Company's Consolidated Statement of Cash Flows provided in its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, the tenant improvements were incorrectly classified as cash used in investing activities and the offsetting increase

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

in deferred rent was incorrectly classified as an adjustment of cash flows provided by operating activities. The Company has now determined that the tenant improvement allowance should have been netted against the Purchases of property and equipment to reflect the non-cash nature of these transactions in the periods presented. The effect of the misclassification in the Consolidated Statement of Cash Flows for the three months ended March 31, 2013 and the six months ended June 30, 2013 was a $3,204 overstatement of both net cash provided by operating activities and net cash used in investing activities. The Company assessed this misclassification and concluded that it was not material to the Company's previously issued financial statements. The Company has properly presented the tenant improvement transaction in the Consolidated Statement of Cash Flows for the nine months ended September 30, 2013 and year ended December 31, 2013. The revision of the three month period ended March 31, 2013 is reflected in this Report and the revision to the six month period ended June 30, 2013 will be reflected in the Company's second quarter filing of fiscal 2014. The Company's Consolidated Statements of Operations for first and second quarters of 2013 and the Consolidated Balance Sheets as of March 31, 2013 and June 30, 2013 were not affected by this misclassification and remain unchanged.

2. BUSINESS ACQUISITIONS

  (a)
  Actient

        The Company completed the acquisition of Actient Holdings, LLC ("Actient") on April 26, 2013 to expand its specialty therapeutic offerings and expects to benefit from greater leverage in its commercial infrastructure and significant cross-selling opportunities. The total consideration for Actient included base cash consideration of $585,000 plus adjustments for working capital and cash acquired, contingent consideration based on future sales of certain acquired products, and the issuance of 1,250,000 warrants to purchase the Company common stock. The Company funded the cash payments with cash on hand and a $225,000 senior secured term loan (the "Term Loan") (see Note 7).

        The following table summarizes the fair value of the total consideration at April 26, 2013:

Total Acquisition- Date Fair value
Base cash consideration	$585,000
Cash and working capital adjustment	14,863
Contingent consideration	40,969
Warrants	12,000

Total consideration	652,832
Consideration representing compensation	(8,309)

Consideration assigned to net assets acquired	$644,523

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

2. BUSINESS ACQUISITIONS (Continued)

        The above consideration representing compensation is the amount payable to former management of Actient upon completion of their retention period with the Company. This amount was amortized to expense by the Company as compensation cost over such retention period which ended during 2013.

        The above contingent consideration represents a risk adjusted net present value relating to cash payments on achievement of certain sales milestones for Actient urology products as defined in the purchase agreement.

        The warrants issued in the acquisition have a strike price of $17.80 and a 10 year life. In accordance with governing accounting guidance, the Company concluded that the warrants were indexed to its stock and therefore they have been classified as an equity instrument.

        The transaction was accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

        As of March 31, 2014, except for certain tax matters, the Company had finalized the valuation of the acquired assets and liabilities of Actient. Any adjustments, if necessary, to the preliminary fair values will be made no later than one year from the April 26, 2013 acquisition date and will be reported in the Company's Form 10-Q for the quarter ended June 30, 2014. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

April 26, 2013
Cash	$11,514
Accounts receivable, trade	25,511
Inventory	21,704
Prepaid expenses and other current assets	3,573
Property and equipment	2,376
Purchased intangibles	667,000
Goodwill	104,146
Other long-term assets	5,348

Total assets acquired	841,172
Contingent consideration assumed	(81,685)
Other liabilities assumed	(26,001)
Deferred tax liabilities	(88,963)

Total net assets acquired	$644,523

        The difference between the total consideration and the fair value of the net assets acquired was recorded to goodwill in the consolidated balance sheet. This goodwill represents the excess of the purchase price over the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed, principally representing the tax attributes of the acquisition and certain operational

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

2. BUSINESS ACQUISITIONS (Continued)

synergies. Approximately $430,000 of the intangibles and goodwill are expected to be deductible for tax purposes.

  (b)
  STENDRA

        On October 10, 2013, the Company and VIVUS entered into a license and commercialization agreement (the "STENDRA License Agreement") and commercial supply agreement (the "STENDRA Supply Agreement"). Under the STENDRA License Agreement, the Company was granted the exclusive right to commercialize VIVUS's pharmaceutical product, STENDRA, for the treatment of any urological disease or condition in humans, including male ED, in the US and Canada and their respective territories. The Company paid to VIVUS a one-time license fee of $30,000 and $2,144 reimbursement of certain expenditures previously incurred. The STENDRA License Agreement also provides for a regulatory milestone payment and sales-based royalty and milestones payments to be made by the Company. Under the STENDRA Supply Agreement, VIVUS will be the exclusive supplier to the Company for STENDRA under the terms of the STENDRA License Agreement.

        These agreements were accounted for as a business combination under the acquisition method of accounting. Accordingly, the assets acquired under the STENDRA License Agreement and the related STENDRA Supply Agreement were recorded at fair value. The valuation of consideration and the assets acquired was completed as of December 31, 2013. The following table summarizes the fair value of the total consideration and the estimated fair values of the net assets acquired at October 10, 2013.

Total Acquisition- Date Fair value
Consideration:
Base cash consideration	$32,144
Contingent consideration	96,356

Total consideration allocated to net assets acquired	$128,500

Assets acquired:
Sample inventory	$1,060
STENDRA product rights	127,440

Total assets acquired	$128,500

        STENDRA product rights are being amortized to income on a straight-line basis over a seven year estimated life. The unamortized cost of this asset is tested for impairment whenever events or circumstances indicate that the carrying amount may not be recovered. The STENDRA sample inventory is being expensed as used.

        The above contingent consideration represents a risk adjusted net present value relating to cash payments on achievement of certain milestones and royalty payments as defined in the STENDRA License Agreement.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

3. RESTRUCTURING ACTIVITIES

        In connection with the acquisition of Actient, the Company undertook actions to realign its sales, sales support, and management activities and staffing, which included severance benefits to former Actient employees. For former Actient employees that agreed to continue employment with the Company for a merger transition period, the severance payable upon completion of their retention period is being expensed over their respective retention period. All severance obligations are expected to amount to $5,710, of which $5,584 was recorded to selling, general and administrative expense during the year ended December 31, 2013. The remaining severance payments will be made through the first quarter of 2015.

        The following table summarizes the activity within the restructuring liability:

Employee- Related Severance
Balance at December 31, 2013	$3,728
Plus: Restructuring charge	126
Less: payments made during the period	(2,234)

Balance at March 31, 2014	$1,620

4. FAIR VALUE MEASUREMENTS

        As of March 31, 2014, the Company held certain investments that are required to be measured at fair value on a recurring basis. The following tables present the Company's fair value hierarchy for these financial assets as of March 31, 2014 and December 31, 2013:

	March 31, 2014
	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$56,426	$56,426	$0	$0
Short-term investments	20,239	3,720	16,519	0

Total financial assets	$76,665	$60,146	$16,519	0

Liabilities
Contingent consideration	$223,361	$0	$0	$223,361

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

4. FAIR VALUE MEASUREMENTS (Continued)

	December 31, 2013
	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$47,749	$47,749	$0	$0
Short-term investments	23,437	8,430	15,007	0

Total financial assets	$71,186	$56,179	$15,007	0

Liabilities
Contingent consideration	$218,644	$0	$0	$218,644

  Financial assets

        The Company considers its short-term investments to be "available for sale" and accordingly classifies them as current, as management can sell these investments at any time at their option. The cost basis of short-term investments held at March 31, 2014 approximated the fair value of these securities. Related unrealized gains and losses are recorded as a component of accumulated other comprehensive income (loss) in the equity section of the accompanying balance sheet. The amount of unrealized loss on short-term investments amounted to $191 as of March 31, 2014.

        Fair value for Level 1 is based on quoted market prices. Fair value for Level 2 is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets. Inputs are obtained from various sources including market participants, dealers and brokers.

        There were no transfers between Level 1 and 2 during the three months ended March 31, 2014.

  Contingent consideration

        The Level 3 liability is contingent consideration related to the acquisition of Actient and STENDRA described in Note 2. The range of the undiscounted amounts of contingent consideration ultimately payable is principally dependent on future sales of the products acquired. Fair value is determined based on assumptions and projections relevant to revenues and a discounted cash flow model using a risk-adjusted discount rate of 14% and 18% for Actient and STENDRA, respectively. Assumptions include the expected value of royalties and milestone payments due on estimated settlement dates, volatility of product supply, demand and prices, and the Company's cost of money. The Company assesses these assumptions on an ongoing basis as additional information impacting the assumptions is obtained. A 1% change in this discount rate would have a $4.4 million change in the contingent consideration liability. Changes in the fair value of contingent consideration related to the updated assumptions and estimates are recognized in the consolidated statements of operations.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

4. FAIR VALUE MEASUREMENTS (Continued)

        The table below provides a roll forward of the fair value of contingent consideration since the Actient and STENDRA acquisition dates.

Contingent consideration	Actient	STENDRA	Total
Ending balance, December 31, 2013	$120,444	$98,200	$218,644
Change in contingent consideration charged to operations	(17,683)	25,400	7,717
Payments of contingent consideration	(3,000)	0	(3,000)

Ending balance, March 31, 2014	$99,761	$123,600	$223,361

  Debt outstanding

        The Company's Term Loan and 2018 Convertible Notes are measured at amortized cost in the Company's Consolidated balance sheets and not fair value.

        Management estimates that the fair value of the Term Loan outstanding at March 31, 2014 approximates its principal value of $261,981 based upon market interest rates (a Level 2 fair value measurement). As of March 31, 2014, the principal balance outstanding of the Company's 2018 Convertible Notes is $350,000 with a carrying value of $296,632 and a fair value of approximately $462,277, based on active trading activity in this security (a Level 1 fair value measurement).

5. INVENTORIES

        Inventories consist of the following:

	March 31, 2014	December 31, 2013
Raw materials	$7,383	$6,680
Work-in-process	83,120	71,890
Finished goods	19,578	18,489

	110,081	97,059
Inventories, current	47,101	42,498

Inventories, non-current	$62,980	$54,561

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

6. ACCRUED EXPENSES

        Accrued expenses consist of the following:

	March 31, 2014	December 31, 2013
Payroll and related expenses	$13,653	$20,435
Royalty expenses	6,470	11,638
Research and development expenses	5,295	6,206
Sales and marketing expenses	23,907	15,283
Rebates, discounts and returns accrual	67,501	52,044
Interest	1,094	2,406
Other	17,168	13,952

	$135,088	$121,964

7. LONG-TERM DEBT

  Term Loan

        In order to partially fund a portion of the costs and related expenses of the acquisition of Actient described in Note (2), the Company entered into a Term Loan agreement in April 2013 with a syndicate of banks to borrow $225,000 in principal value. In September 2013, the Company borrowed an additional $50,000 under the Term Loan agreement. The original issue discount together with issuance costs of the Term Loan, amounting to $12,148, is being accreted to Interest expense over the stated term of the Term Loan agreement and the unamortized balance has been deducted from the Term Loan balance shown in the Balance Sheet. The net carrying amount of the Term Loan as of March 31, 2014 and December 31, 2013, was $252,510 and $255,145, respectively.

        The Term Loan principal must be repaid in equal quarterly installments of 1.25% per quarter commencing on June 30, 2013, with the remainder of the borrowings to be paid on the maturity date of April 26, 2017, unless otherwise prepaid prior to such date in accordance with the terms of the Term Loan. The Company can elect loans to bear interest at a rate equal to either Base Rate (as defined in the agreement) or LIBOR, plus a margin. The Base Rate interest rate margin is 4.00% and the LIBOR interest rate margin is 5.00%. The Term Loan agreement also establishes a floor rate for both the Base Rate and LIBOR options. As of the date hereof, the Company has elected to base the interest rate of the borrowings on LIBOR. As of March 31, 2014, the total interest rate on the Term Loan principal was 6.25%.

        The Term Loan contains no financial covenants but contains usual and customary operating and restrictive covenants for a facility of this type. Events of default under the Term Loan are also usual and customary for transactions of this type. As of March 31, 2014, the Company was in compliance with Term Loan covenants.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

7. LONG-TERM DEBT (Continued)

  Senior Convertible Notes

        In January 2013, the Company issued $350 million aggregate principal amount of the 2018 Convertible Notes, in a registered public offering. Interest is payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2013. The Company received net proceeds of $310,396 from issuance of the 2018 Convertible Notes, which amount is net of $11,079 debt issuance costs and net payments of $28,525 related to its hedge transactions. The net carrying amount of the 2018 Convertible Notes as of March 31, 2014 and December 31, 2013, was $296,632 and $293,747, respectively.

        The initial conversion rate for the 2018 Convertible Notes is 41.3770 shares of common stock per $1,000 principal amount of the 2018 Convertible Notes, representing an initial effective conversion price of approximately $24.17 per share of common stock. The conversion rate is subject to adjustment for certain events as outlined in the indenture governing the 2018 Convertible Notes, but will not be adjusted for accrued and unpaid interest. Prior to July 15, 2018, the 2018 Convertible Notes are convertible by the holders only under the following circumstances: (1) during any fiscal quarter commencing after March 31, 2013 (and only during such fiscal quarter), if the last reported sale price of the Company common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the "2018 Convertible Notes Measurement Period") in which, for each trading day of such 2018 Convertible Notes Measurement Period, the trading price per $1,000 principal amount of 2018 Convertible Notes on such trading day was less than 98% of the product of the last reported sale price of the Company's common stock on such trading day and the applicable conversion rate on such trading day; or (3) upon the occurrence of specified distributions and corporate events. As of March 31, 2014, none of the conditions allowing holders of the 2018 Convertible Notes to convert had been met.

        The Company may not redeem the 2018 Convertible Notes prior to maturity. However, in the event of a fundamental change, as defined in the indenture, the holders of the 2018 Convertible Notes may require the Company to purchase all or a portion of its 2018 Convertible Notes at a purchase price equal to 100% of the principal amount of the 2018 Convertible Notes, plus accrued and unpaid interest, if any, to the repurchase date. Holders who convert their 2018 Convertible Notes in connection with a make-whole fundamental change, as defined in the indenture, may be entitled to a make-whole premium in the form of an increase in the conversion rate.

        In accordance with the governing accounting guidance, the Company determined that the embedded conversion option in the 2018 Convertible Notes is not required to be separately accounted for as a derivative. However, since the 2018 Convertible Notes are within the scope of the accounting guidance for debt with conversion and other options, the Company is required to separate the 2018 Convertible Notes into a liability component and equity component. The carrying amount of the liability component is calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

7. LONG-TERM DEBT (Continued)

component. The carrying amount of the equity component representing the embedded conversion option is determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 2018 Convertible Notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest cost over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in the accounting guidance for contracts in an entity's own equity.

        Upon conversion of a note, holders of the 2018 Convertible Notes will receive up to the principal amount of the converted note in cash and any excess conversion value (conversion spread) in shares of its common stock. The amount of cash and the number of shares of the Company's common stock, if any, will be based on a 60 trading day observation period as described in the indenture. As described in Note (1), the conversion spread will be included in the denominator for the computation of diluted net income per common share, using the treasury stock method, if the effect is dilutive.

        To hedge against potential dilution upon conversion of the 2018 Convertible Notes, the Company purchased call options on its common stock. The call options give the Company the right to purchase up to 14,481,950 shares of its common stock at $24.17 per share subject to certain adjustments that correspond to the potential adjustments to the conversion rate for the 2018 Convertible Notes. The Company paid an aggregate of $70,000 to purchase these call options. The call options will expire on July 15, 2018, unless earlier terminated or exercised. To reduce the cost of the hedge, in a separate transaction, the Company sold warrants. These warrants give the holder the right to purchase up to 14,481,950 shares of common stock of the Company at $27.36 per share, subject to certain adjustments. These warrants will be exercisable and will expire in equal installments for a period of 140 trading days beginning on October 15, 2018. The Company received an aggregate of $41,475 from the sale of these warrants. In accordance with governing accounting guidance, the Company concluded that the call options and warrants were indexed to its stock. Therefore, the call options and warrants were classified as equity instruments and will not be marked to market prospectively unless certain conditions occur. The net amount of $28,525 was recorded as a reduction to additional paid-in capital. The settlement terms of the call options provide for net share settlement and the settlement terms of the warrants provide for net share or cash settlement at the option of the Company.

8. STOCK OPTIONS AND STOCK AWARDS

        Under the Company's 2004 Equity Compensation Plan, as amended and restated, and as approved by the stockholders of the Company (the "2004 Plan"), qualified and nonqualified stock options and stock awards may be granted to employees, non-employee directors and service providers. As of March 31, 2014, the Company had granted non-qualified stock options and stock awards under the 2004 Plan and as of March 31, 2014, there were 1,208,179 shares available for future grants under the 2004 Plan.

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

8. STOCK OPTIONS AND STOCK AWARDS (Continued)

  (a)
  Stock Options

        During the three months ended March 31, 2014, the Company granted non-qualified stock options to purchase shares of the Company's common stock pursuant to the 2004 Plan. Stock options are granted with an exercise price equal to 100% of the market value of the common stock on the date of grant, and generally have a 10-year contractual term and vest no later than four years from the date of grant (with some providing for automatic vesting upon a change of control of the Company unless an acquirer in a change of control transaction assumes such outstanding option).

        The following tables summarize stock option activity for the three month period ended March 31, 2014:

	Three Months Ended March 31, 2014
Stock options	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Options outstanding:
Outstanding at December 31, 2013	7,345,535	$21.82
Granted	1,043,315	29.64
Exercised	(552,259)	19.90
Cancelled	(94,254)	21.76

Outstanding at March 31, 2014	7,742,337	23.01	7.07	$41,523

Exercisable at March 31, 2014	4,336,970	23.68	5.75	21,824

        The aggregate intrinsic values in the preceding table represent the total pre-tax intrinsic value, based on the Company's stock closing price of $27.18 as of March 31, 2014, that would have been received by the option holders had all option holders exercised their options as of that date. During the three months ended March 31, 2014, total intrinsic value of options exercised was $5,884. As of March 31, 2014, exercisable options to purchase 2,608,064 shares of the Company's common stock were in-the-money.

        Of the options cancelled during the three months ended March 31, 2014, 80,616 represented unvested options forfeited with an average exercise price of $20.65 and 14,138 represented vested options cancelled with a weighted average exercise price of $28.13.

  (b)
  Performance-Based Restricted Stock Units ("PRSUs")

        During the three months ended March 31, 2014, the Company granted a total 205,600 PRSUs to certain senior management employees. The PRSUs will be earned based on the Company's total shareholder return ("TSR") as compared to a peer group of companies at the end of the performance period, which performance period is January 1, 2014 to December 31, 2016. These PRSUs were granted with a grant date fair value of $30.77 and the number of PRSUs reflected as granted

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

8. STOCK OPTIONS AND STOCK AWARDS (Continued)

represents the target number of shares that are eligible to vest subject to the attainment of the performance goal. Depending on the outcome of the performance goal, a recipient may ultimately earn a number of shares greater or less than their target number of shares granted, ranging from 0% to 150% of the PRSUs granted. Shares of the Company's common stock are issued on a one-for-one basis for each PRSU earned and participants vest in their PRSUs at the end of the performance period.

        The fair value of the TSR PRSUs granted during the three months ended March 31, 2014 was determined using a Monte Carlo simulation and utilized the following inputs and assumptions:

Closing stock price on grant date	$28.30
Performance period starting price	$20.36
Term of award (in years)	2.87
Volatility	38.10%
Risk-free interest rate	0.62%
Expected dividend yield	0.00%
Fair value per TSR PSU	$30.77

        The performance period starting price is measured as the average closing price over the last 20 trading days prior to the performance period start. The Monte Carlo simulation model also assumed correlations of returns of the prices of the Company's common stock and the common stocks of the comparator group of companies and stock price volatilities of the comparator group of companies.

        Compensation expense for the PRSUs is based upon the number and value of shares expected to vest and compensation expense is recognized over the applicable vesting period. All compensation cost for the PRSUs will be recognized if the requisite service period is fulfilled, even if the market condition is never satisfied. The following table summarizes the PSRU activity for the three months ended March 31, 2014:

	PRSUs	Weighted-average grant date fair value
Balance at December 31, 2013	174,333	$18.44
Granted	205,600	30.77
Vested	(39,826)	18.74
Cancelled	(70,275)	18.18

Balance at March 31, 2014	269,832	$27.77

  (c)
  Restricted Stock Unit ("RSUs")

        During the three months ended March 31, 2014, the Company also granted RSUs to employees. These RSUs generally vest ratably over three years at one year intervals from the grant date. Upon

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

8. STOCK OPTIONS AND STOCK AWARDS (Continued)

vesting, a RSU is converted into one share of the common stock of the Company. The following table summarizes the RSU activity for the three months ended March 31, 2014:

	RSUs	Weighted-average grant date fair value
Balance at December 31, 2013	318,888	$17.93
Granted	344,473	29.62
Vested	(96,926)	18.35
Cancelled	(9,408)	22.31

Balance at March 31, 2014	557,027	$25.04

  (d)
  Restricted Stock Awards ("RSAs")

        RSAs are considered issued and outstanding at the time of grant, but are still subject to vesting and forfeiture. The compensation cost of restricted stock awards is determined by their intrinsic value on the grant date. The following table summarizes the restricted common stock activity for the three months ended March 31, 2014:

	Restricted Stock	Weighted-average grant date fair value
Balance at December 31, 2013	21,460	$18.50
Granted	0	—
Vested	(1,000)	20.07
Cancelled	(66)	24.62

Balance at March 31, 2014	20,394	$18.40

  (e)
  Valuation and Expense Information

        The following aggregate stock-based compensation was included in the Company's consolidated statements of operations:

	Three Months Ended March 31,
(in thousands)	2014	2013
Cost of goods sold	$40	$30
Research and development	669	698
Selling, general and administrative	3,414	3,031

Total	$4,123	$3,759

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

8. STOCK OPTIONS AND STOCK AWARDS (Continued)

Stock-based compensation costs capitalized as part of inventory amounted to $7,072 at March 31, 2014 and $6,613 at December 31, 2013.

        The fair value of each stock option award was estimated on the date of grant using the Black-Scholes model and applying the assumptions in the following table.

	Three Months Ended March 31,
	2014	2013
Weighted average assumptions:
Expected life of options (in years)	5.50	6.25
Risk-free interest rate	1.77%	1.14%
Expected volatility	46.13%	49.01%
Expected dividend yield	0.00%	0.00%

        Prior to the first quarter of 2014, the Company had used the simplified calculation of expected option life prescribed in the guidance issued by the Securities and Exchange Commission because the Company's history was inadequate to determine a reasonable estimate of the option life. Effective the first quarter of 2014, the Company determined that it had sufficient historical data to develop an expected option life to be used in its Black Scholes calculation. During the three months ended March 31, 2014, the weighted-average grant-date fair value of options granted was $13.04. As of March 31, 2014, there was approximately $44,600 of total unrecognized stock-based compensation cost related to all share-based payments that will be recognized over the weighted-average period of 2.6 years.

9. LITIGATION

        The Company is currently involved in 13 individual civil actions related to its TRT products, Testim and TESTOPEL, wherein the plaintiffs allege, among other things, bodily injury and, in some cases, wrongful death, based on theories of strict liability, fraud and inadequacy of the product warning labels. The first complaint was served on the Company on February 27, 2014, shortly after the FDA announced that it had commenced a safety investigation into TRT products. These lawsuits have been filed in certain federal and state courts. In several of the complaints filed against the Company, the Company is named as a co-defendant with its previous co-promotion partner, GlaxoSmithKline LLC, and, in some instances, with certain of its competitors who also sell TRT products such as AbbVie Inc. ("AbbVie" and, together with its predecessor in interest, Abbott Laboratories Inc., "Abbott/AbbVie"), Eli Lilly and Company ("Lilly") and Pfizer, Inc. ("Pfizer"). The Company has timely notified the carriers of those of its insurance policies with coverage the Company believes is applicable to the liability of the litigation related to its TRT products. The Company's primary insurer has acknowledged that it has a duty to defend and indemnify the Company with respect to the allegations made in plaintiffs' complaints as originally filed with the relevant courts; it has, however, reserved its rights to

AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(In thousands, except share and per share data)

March 31, 2014

(Unaudited)

9. LITIGATION (Continued)

deny coverage on the basis of certain allegations in the relevant complaints related to dishonest, fraudulent, malicious or intentionally wrongful acts.

        Based upon the number of similar complaints served on other manufacturers of TRT products, the Company believes it is reasonable to expect that the Company will be named as a defendant and/or co-defendant in additional complaints.

        The TRT-related complaints against the Company have only been filed recently by the respective plaintiffs. None of the complaints alleges specific damage amounts. The Company is investigating the underlying causes of actions upon which the complaints are based. The Company filed a Motion to Dismiss the first-filed case, in the U.S. District Court for the Central District of California. Subsequently, the plaintiff in that case voluntarily withdrew his lawsuit. The Company filed similar motions in other matters and is in the process of preparing responses to the additional suits.

        The Company intends to vigorously defend against the civil actions. These pending matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to determine or estimate a range of possible loss, if any. The Company is unable to estimate the possible loss or range of loss for the legal proceedings described above. Litigation is unpredictable and, while it is not possible to accurately predict or determine the eventual outcomes of these items, an adverse determination in one or more of these items currently pending could have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows. The Company has incurred and expects to continue to incur significant legal fees in the defense of these actions, which legal fees the Company currently expenses as incurred.

Other Matters

        The Company is party to various other actions and claims arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with all such matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or the manner in which the Company conducts its business. However, there exists a reasonable possibility of loss in excess of the amounts accrued, the amount of which cannot currently be estimated. While the Company does not believe that the amount of such excess loss could be material to the Company's financial position, any such loss could have a material adverse effect on Company's results of operations or the manner in which the Company conducts its business in the period(s) during which the underlying matters are resolved.

CONSOLIDATED FINANCIAL STATEMENTS

Actient Holdings LLC
Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

Report of Independent Auditors

The Board of Directors
Actient Holdings LLC

        We have audited the accompanying consolidated financial statements of Actient Holdings LLC, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive (loss) income, changes in members' equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Actient Holdings LLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

March 18, 2013

Actient Holdings LLC

Consolidated Balance Sheets

(In Thousands)

	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$15,513	$10,396
Accounts receivable, net	8,042	12,535
Inventories, net	8,902	11,135
Prepaid expenses and other current assets	2,294	2,144

Total current assets	34,751	36,210
Property and equipment, net	20,447	1,477
Goodwill	57,741	52,731
Intangible assets, net	177,040	203,444
Deferred financing costs, net	2,565	2,529
Other assets	3,297	4,013

Total assets	$295,841	$300,404

Liabilities and members' equity
Current liabilities:
Accounts payable	$4,821	$5,836
Accrued product returns	6,675	6,174
Accrued compensation and benefits	3,124	2,652
Other accrued expenses and liabilities	2,373	2,973
Current portion of term loan	4,832	3,500
Current portion of royalty obligations	19,106	13,005

Total current liabilities	40,931	34,140
Term loan, net of current portion and discount	84,853	64,386
Senior subordinated debt	20,309	20,000
Royalty obligations, net of current portion	38,554	35,794
Income tax payable	2,873	2,657
Deferred taxes	43,458	45,147

Total liabilities	230,978	202,124
Commitments and contingencies
Members' equity:
Class A preferred units: $1,000 per unit	121,721	112,282
Common units: $1.00 per unit	2,954	2,938
Receivable from common unitholders	—	(698)
Accumulated deficit	(59,812)	(16,242)

Total members' equity	64,863	98,280
Total liabilities and members' equity	$295,841	$300,404

See accompanying notes to consolidated financial statements.

Actient Holdings LLC

Consolidated Statements of Operations and Comprehensive (Loss) Income

(In Thousands)

	Year Ended December 31
	2012	2011	2010
Net revenues	$114,884	$58,587	$16,738
Cost of sales (exclusive of items shown separately below)	29,899	14,241	4,320

Gross profit	84,985	44,346	12,418
Operating expenses:
Regulatory and medical affairs	1,203	370	132
Research and development	1,906	—	—
Selling, general, and administrative	42,143	18,008	4,350
GTCR management fee—related party	500	500	208
Depreciation and amortization	28,885	9,461	3,627
Change in fair value of contingent consideration	20,278	2,456	—
Intangible assets impairment	—	3,198	—

Total operating expenses	94,915	33,993	8,317

(Loss) income from operations	(9,930)	10,353	4,101
Other (expense) income:
Transaction-related expenses and fees	(209)	(2,388)	(4,386)
Change in fair value of interest rate cap	(16)	(146)	41
Change in fair value of interest rate swap	(225)	—	—
Realized loss on interest rate swap	(126)	—	—
Loss on extinguishment of debt	—	(1,358)	—
Interest expense, net	(14,042)	(5,256)	(2,588)
Other, net	(205)	—	—

(Loss) income before income taxes	(24,753)	1,205	(2,832)
Income tax benefit	589	62	50

Net (loss) income	$(24,164)	$1,267	$(2,782)

The Company has no additional items to disclose that are necessary to arrive at comprehensive (loss) income.
See accompanying notes to consolidated financial statements.

Actient Holdings LLC

Consolidated Statements of Changes in Members' Equity

(In Thousands)

	Class A Preferred Units
			Common Units		Receivable From Common Unitholders
						Accumulated Deficit
	Units	Amount	Units	Amount			Total
Balance at January 1, 2010	—	$—	1,192,536	$1,182	$(192)	$(1,391)	$(401)
Issuance of Class A preferred units	42,107	41,693	—	—	—	—	41,693
Issuance of common units	—	—	1,736,966	1,722	—	—	1,722
Issuance of receivable from common unitholders	—	—	—	—	192	—	192
Accumulated yield due on Class A preferred units	—	1,452	—	—	—	(1,452)	—
Net loss	—		—	—	—	(2,782)	(2,782)

Balance at January 1, 2011	42,107	43,145	2,929,502	2,904	—	(5,625)	40,424
Issuance of Class A preferred units	65,481	64,842	—	—	—	—	64,842
Issuance of common units	—	—	34,217	34	—	—	34
Issuance of receivable from common unitholders	—	—	—	—	(698)	—	(698)
Accumulated yield due on Class A preferred units	—	4,295	—	—	—	(4,295)	—
Cash distributions	—	—	—	—	—	(7,589)	(7,589)
Net income	—	—	—	—	—	1,267	1,267

Balance at December 31, 2011	107,588	112,282	2,963,719	2,938	(698)	(16,242)	98,280
Issuance of Class A preferred units	91	91	—	—	—	—	91
Issuance of common units	—	—	16,278	16	—	—	16
Payment of receivable from common unitholders	—	—	—	—	698	—	698
Accumulated yield due on Class A preferred units	—	9,348	—	—	—	(9,348)	—
Cash distributions	—	—	—	—	—	(10,058)	(10,058)
Net loss	—	—	—	—	—	(24,164)	(24,164)

Balance at December 31, 2012	107,679	$121,721	2,979,997	$2,954	$—	$(59,812)	$64,863

See accompanying notes to consolidated financial statements.

Actient Holdings LLC

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31
	2012	2011	2010
Operating activities
Net (loss) income	$(24,164)	$1,267	$(2,782)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	28,885	9,461	3,627
Loss on disposal of fixed assets	217	—	—
Intangible assets impairment	—	3,198
Amortization of debt issuance costs	1,125	829	206
Loss on debt extinguishment	—	1,358	—
Non-cash interest expense on contingent consideration	5,907	1,450	1,366
Change in fair value of interest rate cap	16	146	(41)
Change in fair value of interest rate swap	225	—	—
Change in fair value of contingent consideration	20,278	2,456	—
Changes in deferred taxes	(2,282)	(637)	(173)
Changes in operating assets and liabilities:
Accounts receivable, net	4,493	(2,987)	(4,240)
Inventories, net	1,801	(1,618)	(2,755)
Prepaid expenses and other assets	530	(2,277)	(565)
Accounts payable	(870)	(2,044)	3,635
Accrued product returns	501	4,295	1,879
Accrued compensation and benefits	472	652	268
Other accrued expenses and liabilities	(478)	(1,740)	2,223
Accrued paid-in-kind interest	309	—	—
Accrued management fee due to GTCR-related party	—	(875)	500

Net cash provided by operating activities	36,965	12,934	3,148
Investing activities
Equipment and furniture purchases	(1,411)	(691)	(74)
Acquisitions, net of cash acquired	(24,498)	(120,209)	(61,292)
UCB Transaction option purchase price payment	(6,802)	—	(875)

Net cash used in investing activities	(32,711)	(120,900)	(62,241)
Financing activities
Proceeds from revolving loan	$—	$3,000	$—
Payments on revolving loan	—	(3,000)	—
Proceeds from term loan	26,300	45,000	30,000
Payments on term loan	(4,499)	(3,125)	(1,875)
Proceeds from senior subordinated loan	—	20,000	—
Deferred financing costs	(1,163)	(4,901)	(2,136)
Royalty payments—contingent consideration on acquisition	(10,522)	(5,842)	—
Capital contributions, net of issuance costs	107	64,178	43,415
Cash distributions	(10,058)	(7,589)	—
Payment of receivable from common unitholders	698	—	192

	863	107,721	69,596

Net cash provided by financing activities
Net increase (decrease) in cash and cash equivalents	5,117	(245)	10,503
Cash and cash equivalents at beginning of year	10,396	10,641	138

	$15,513	$10,396	$10,641

Cash and cash equivalents at end of year
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest expense	$6,881	$3,050	$1,057
Income taxes	1,678	882	—
Non-cash investing and financing activities:
Equipment and furniture purchases included in accounts payable	—	144	—
Issuance of receivable from common unitholders	—	698	—
Final adjustments to allocation of purchase price for Slate Pharmaceuticals, Inc.	942	—	—

See accompanying notes to consolidated financial statements.

Actient Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2012

1. Description of Business

        Actient Holdings LLC and its wholly owned subsidiaries (collectively, Actient or the Company) is a specialty pharmaceutical company focused on therapeutics to improve patient outcomes. Actient Holdings LLC was formed pursuant to a certificate of formation filed in the state of Delaware on February 27, 2009, with the business purpose to acquire companies and products with a focus on select physician specialties. The Company is majority-owned by affiliates of GTCR Golder Rauner II LLC (collectively, GTCR). The Company operates in the United States with corporate headquarters located in Lake Forest, Illinois; offices in Eden Prairie, Minnesota, and Raleigh, North Carolina; and a manufacturing facility in Rye, New York.

        On July 22, 2010, Actient Pharmaceuticals, Inc. was merged into Actient Pharmaceuticals LLC. The Company commenced commercial operations in July 2010, with the completion of a transaction to license and acquire six pharmaceutical products from UCB, Inc. (UCB). On January 20, 2011, the Company acquired all the membership interests of Timm Medical Holdings, LLC and its wholly owned subsidiary, Timm Medical Technologies, Inc., a recognized leader in products and services for the diagnosis and treatment of urological disorders. On April 20, 2011, the Company acquired the U.S. rights to the pharmaceutical product Striant®, from Columbia Laboratories, Inc. On December 29, 2011, the Company acquired all of the capital stock of Slate Pharmaceuticals, Inc. (Slate) through a reverse subsidiary merger transaction. Slate is a urology specialty therapeutics company that markets Testopel®, the only long-acting implantable testosterone product on the market in the U.S.

        The Company established Actient Therapeutics LLC on April 1, 2012. Actient Pharmaceuticals LLC and Slate entered into an intercompany contribution agreement with Actient Therapeutics LLC on April 1, 2012, whereby substantially all of Slate's assets and liabilities were contributed to Actient Therapeutics LLC in exchange for 100 preferred units and 5 common units.

        On June 20, 2012, the Company acquired the assets of Bartor Pharmacal (Bartor), the manufacturer of Testopel. See Note 3 for additional information on the Company's acquisitions.

        As a result of the acquisitions, the Company has aligned its internal management reporting to reflect a total of three reportable segments. These segments reflect the level at which executive management regularly reviews financial information to assess performance and to make decisions about resources to be allocated. The three reportable business segments in which the Company operates are the Branded Pharmaceuticals segment, the Non-Drug Medical Devices and Services segment, and the Testosterone Replacement Therapy (TRT) segment.

        The branded pharmaceutical segment includes the following products:

  •
  Edex® is indicated for the treatment of erectile dysfunction due to neurogenic, vasculogenic, psychogenic, or mixed etiology.

  •
  Theo-24® is indicated for the treatment of the symptoms and reversible airflow obstruction associated with chronic asthma and other chronic lung diseases.

  •
  Dilatrate®-SR sustained release capsules are indicated for the prevention of angina pectoris due to coronary artery disease.

  •
  Levatol® is indicated in the treatment of mild to moderate arterial hypertension.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

1. Description of Business (Continued)

  •
  Robaxin® and Robaxin®750 are indicated as an adjunct to rest, physical therapy, and other measures for the relief of discomfort associated with acute, painful musculoskeletal conditions.

  •
  Semprex®-D Capsules are indicated for relief of symptoms associated with seasonal allergic rhinitis.

  •
  Striant is indicated for men who require testosterone replacement therapy for a deficiency or absence of endogenous testosterone associated with hypogonadism.

        The non-drug medical device segment includes the Osbon ErecAid® vacuum therapy system that is indicated for the treatment of erectile dysfunction.

        The TRT segment includes Testopel (implantable hormones) that is indicated for treatment of male testosterone deficiency as well as androgen (steroid) deficiency.

        The Company primarily sells its branded pharmaceutical products through wholesalers in the United States who in turn supply products to pharmacies, hospitals, governmental agencies, and physicians. The Company utilizes an outsourcing business model for these branded pharmaceutical products, relying on third parties to manufacture, warehouse, and provide logistics, order management, sales invoicing, and accounts receivable management services. Testopel and non-drug medical devices are sold via a direct sales force in the United States. The Company sells non-drug medical devices through distributors for international markets. Overall, the Company is focused on growth through sales of acquired marketed products and through potential acquisition or licensing of products or acquisition of companies.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the assets, liabilities, and results of operations of Actient Holdings LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

        The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). Certain previously reported amounts presented have been reclassified to conform to current-year presentation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Company recognizes revenue for its branded pharmaceutical products upon the delivery of goods, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company provides for chargebacks (primarily related to its sales to government entities, such as the U.S. Veterans Administration), rebates, returns, and other adjustments in the same period the related product sales are recorded (as more fully described in Note 9). Reserves for these government chargebacks, rebates, returns, and other adjustments are based upon analysis of historical data. Each period, the Company reviews its reserves for government chargebacks, rebates, returns, and other adjustments based on data available at that time. Any adjustment to these reserves results in charges to revenue.

        For non-drug medical devices, revenue is recognized upon the shipment of goods or upon the delivery of goods, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company records estimated sales returns and discounts as a reduction of net sales in the period revenue is recognized. The Company maintains an allowance for these returns and reduces reported revenue for expected returns from shipments each reporting period. This allowance is not significant and is based on historical and current trends in product returns.

        Testopel is sold under a buy-and-bill model. Under this model, the TRT customers are health care providers who maintain a stock of Testopel for future patient procedures. Revenue is recognized for the TRT products upon the delivery, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company offers volume discounts and discounts for credit card payments when customer orders are received, and these discounts are recognized when the related product sales are recorded.

        Shipping and handling fees billed to customers are recognized in net revenues. Other shipping and handling costs are included in the cost of sales.

Cost of Sales

        Cost of sales includes all costs directly related to bringing both purchased and manufactured products to their final selling destination. It includes purchasing and receiving costs and direct and indirect costs to manufacture products, including direct materials, direct labor, and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods.

Cash and Cash Equivalents

        The Company considers all highly liquid money market instruments with an original maturity of three months or less when purchased to be cash equivalents. These amounts are stated at cost, which approximates fair value. At December 31, 2012, cash equivalents were deposited in a financial institution and consisted of immediately available fund balances. The Company maintains its cash deposits and cash equivalents with one well-known and stable financial institution. However, it has a significant amount of cash and cash equivalents in excess of federally insured limits. This represents a concentration of credit risk. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        In connection with its Credit Agreement, as more fully described in Note 5, the Company has entered into Blocked Account Control Agreements by and among the Company, the Lenders' Agent (Agent), and a depository bank to grant the Agent a security interest in the Company's primary depository account.

Inventories

        Inventories consist primarily of finished goods currently approved for marketing. Inventories are stated at the lower of cost (first-in, first-out basis) or market value. Market value for raw materials is stated at cost. The components of inventories, net of valuation reserves, are as follows (in thousands):

	2012	2011
Raw materials	$1,650	$214
Work-in-process	169
Finished goods	7,083	10,921

	$8,902	$11,135

        The Company establishes reserves for its inventory to reflect situations in which the cost of the inventory is not expected to be recovered. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life, and current expected market conditions, including level of competition. The Company records provisions for inventory to cost of sales. The reserve for inventory obsolescence at December 31, 2012 and 2011, was $4.1 million and $3.2 million, respectively. The increase in the inventory valuation reserve relates to products received under the UCB supply agreement as discussed further in Note 7.

Property and Equipment, net

        Property and equipment are stated at cost, less accumulated depreciation. The cost of repairs and maintenance is expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

        Provisions for depreciation are computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset as follows:

Office furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 5 years
Computer software and hardware	3 years
Leasehold and building improvements	Shorter of 4.5 to 7 years or remaining lease term

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        A summary of property and equipment at December 31, 2012 and 2011, is as follows (in thousands):

	2012	2011
Land	$430	$—
Office furniture and fixtures	478	299
Machinery and equipment	20,612	384
Computer software and hardware	302	182
Leasehold and building improvements	551	139

	22,373	1,004
Less allowance for depreciation	(2,633)	(145)
	19,740	859
Construction in process	707	618

	$20,447	$1,477

        Depreciation expense was $2.5 million, $0.1 million, and less than $0.1 million for 2012, 2011, and 2010, respectively.

        During 2012, the Company acquired certain assets of Bartor (see Note 3), including machinery and equipment with a fair value of $20 million. For the year ended December 31, 2012, the Company incurred construction in process costs of less than $0.1 million. This spending relates to improvements made to the Bartor facility. For the year ended December 31, 2011, the Company incurred construction in process costs of $0.6 million. This spending supports the relocation of the Theo-24 manufacturing process to Georgia.

        Upon sale or retirement of assets, the cost of the assets and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the statements of operations and comprehensive (loss) income. During 2012, the Company disposed of furniture and equipment at Slate, resulting in a loss on disposal of $0.2 million. There were no sales or retirements of property and equipment during 2011 or 2010.

Goodwill

        Goodwill represents the assets acquired in a business combination or product line acquisition that are not individually identified and separately recognized. Goodwill is carried at its initial value, subject to annual evaluation for impairment.

        Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest that impairment may exist. The Company estimated the fair value of its reporting units used in its annual goodwill impairment analysis based on projected earnings and cash flows of the reporting units. The Company's valuation is primarily based on qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company performed its annual goodwill impairment tests as of September 30, 2012, and determined that no impairment charges were necessary.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        None of the goodwill related to the Slate and Timm acquisitions will be deductible for tax purposes. The goodwill associated with the Bartor asset acquisition and the UCB product line acquisitions will be deductible for tax purposes.

        A rollforward of goodwill from December 31, 2011, to December 31, 2012, is as follows (in thousands):

Beginning balance	$52,731
Acquisitions (see Note 3)	4,570
Slate purchase price allocation adjustments	440

Ending balance	$57,741

        The purchase price allocation for Slate was preliminary as of December 31, 2011, and was finalized during 2012 as additional information about the fair value of assets and liabilities became available. See Note 3.

Intangible Assets

        Intangible assets that are acquired either individually or with groups of other assets are initially recognized and measured based on fair value. Intangible assets consist primarily of acquired product rights, customer relationships, and trade names. Costs for intangible assets are capitalized as incurred and are amortized on a straight-line basis over their estimated useful lives, which range from 5 years to 15 years. Amortization begins once approval by the Food and Drug Administration (FDA)l has been obtained and commercialization of the product begins. Amortization expense was $26.4 million, $9.4 million, and $3.6 million for the years ended December 31, 2012, 2011, and 2010, respectively.

        The following represents the balance of the intangible assets at December 31, 2012 (dollar amounts in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Amortization Period
Acquired product rights	$200,577	$(35,765)	$164,812	7 years
Customer relationships	9,700	(1,887)	7,813	8 years
Trade names	4,400	(570)	3,830	13 years
Licensed technology	702	(117)	585	8 years
Manufacturing agreement	1,500	(1,500)	—	0 years

	$216,879	$(39,839)	$177,040

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

        The following represents the balance of the intangible assets at December 31, 2011 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired product rights	$200,577	$(10,695)	$189,882
Customer relationships	9,700	(916)	8,784
Trade names	4,400	(277)	4,123
Licensed technology	702	(47)	655
Manufacturing agreement	1,500	(1,500)	—

	$216,879	$(13,435)	$203,444

        During 2010, the Company acquired the product rights for Dilatrate and Levatol from UCB. These are late-stage product lines, and the Company had experienced a more significant rate of sales decline than originally estimated for these two products. During 2011, the Company determined that an indicator of impairment existed and performed further analysis to measure the impairment.

        The Company estimated the fair value of these two products as of December 31, 2011, based on a discounted cash flow model. Based on these estimates, the carrying value of these products exceeded their fair value by $2.8 million.

        In addition, the Company reduced its estimated useful lives for these products during 2011 based on the dates that cash flows for these products are expected to become negative.

Acquired Product Rights	Original Estimates Useful Life	Revised Estimated Useful Life
Dilatrate	10 years	4.5 years
Levatol	8 years	7.5 years

        For the year ended December 31, 2011, the Company recognized a gross impairment loss of $3.2 million related to the Dilatrate and Levatol acquired product rights. This impairment loss was comprised of a $2.8 million reduction in estimated fair value for these products and a $0.4 million loss resulting from the reduction in estimated useful lives for these products.

        The amortization expense of acquired intangible assets for each of the following five years is estimated to be as follows (in thousands):

Year Ended December 31:
2013	26,376
2014	26,121
2015	25,865
2016	25,865
2017	25,657

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets

        The Company evaluates other long-lived assets, including intangible assets with definite lives, for impairment periodically or whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows, in addition to other quantitative and qualitative analyses. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. In addition, the Company regularly evaluates its other long-lived assets and may accelerate depreciation or amortization over the revised useful life if the asset has limited future value.

Deferred Financing Costs, Net

        Deferred financing costs related to the issuance of debt are amortized using the effective interest method over the term of the related debt instrument. Deferred financing fees, net of accumulated amortization, were $2.6 million and $2.5 million at December 31, 2012 and 2011, respectively. See Note 5 for further background on transactions affecting deferred financing costs during 2012 and 2011.

Derivative Instruments

        The Company entered into an interest rate swap agreement during February 2012, the objective of which is to fix the rate of interest owed on a loan with a variable rate. The interest rate swap has a notional amount of $25 million at December 31, 2012. The interest rate swap matures in February 2016. The Company pays to the counterparty a monthly fixed rate of 0.895% of the notional amount of the interest rate swap. The difference between the total payment to the counterparty and the floating rate owed to the lender is included in realized loss on interest rate swap on the accompanying consolidated statements of operations and comprehensive (loss) income. The floating rate owed to the lender is based on LIBOR and this amount is included in interest expense on the accompanying consolidated statements of operations and comprehensive (loss) income. The swap does not qualify for hedge accounting treatment. Therefore, the change in fair value of the remaining swap is recorded as an unrealized non-operating loss in the accompanying consolidated statements of operations and comprehensive (loss) income. The $0.2 million fair value of the interest rate swap is recorded in other accrued expenses and liabilities in the consolidated balance sheets.

        In addition, the Company has an interest rate cap that matures on September 30, 2014. The Company maintains this instrument on its term loan for the sole purpose of cash flow risk management. This term note exposes the Company to variability in interest payments due to changes in interest rates. The derivative instrument does not meet hedge accounting treatment criteria. The Company's interest rate cap is recorded in other assets on the consolidated balance sheets at fair value. The change in fair value of the derivative instrument is recorded as change in fair value of interest rate cap in the accompanying consolidated statements of operations and comprehensive (loss) income.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        Provisions for income taxes (when applicable) are calculated on reported pre-tax income based on current tax laws, statutory tax rates and available tax incentives, and planning opportunities in various jurisdictions in which the Company operates. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. The Company recognizes deferred taxes based on the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the consolidated financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse.

        Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The factors used to assess the likelihood of realization are the Company's earnings history, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

        The Company evaluates its uncertain tax positions in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest amount of benefit determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Details regarding uncertain tax positions are provided in Note 10.

Product Warranty Costs

        The Company provides a warranty allowance to cover estimated costs of its non-drug medical devices over the related warranty period. Warranty costs are included as part of cost of sales. On an ongoing basis, the product warranty accrual is adjusted for current trends or specific warranty obligations.

3. Acquisitions

        Effective July 29, 2010, the Company completed a transaction to license and acquire six pharmaceutical products (the Products) from UCB, Inc., a subsidiary of UCB SA, an international biopharmaceutical company based in Brussels, Belgium (UCB Transaction). In the UCB Transaction, the Company acquired (a) rights to manufacture, distribute, promote, market, and sell the Products in the United States of America and all of its territories and possessions; (b) UCB's inventory of the Products; and (c) the option to purchase the Products licensed hereunder at the designated option closing date of November 30, 2012. The Company acquired substantially all the rights to the Products upon closing of the UCB Transaction, and the Company exercised the option to purchase the Products on November 30, 2012 for $14 million. The total consideration for the UCB Transaction includes

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Acquisitions (Continued)

contingent consideration due to UCB based on net sales of the Products during the license period. The fair value of the contingent consideration was $24.1 million as of December 31, 2012. The UCB Transaction was accounted for as a purchase of a business.

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition are as follows (in thousands):

Inventories	$5,986
Acquired product rights	76,520
Receivable from seller related to product expiry	2,114
Manufacturing and supply agreement	1,500
Goodwill, non-deductible Total assets	474

86,594
Accrued loss on purchase commitment	(3,044)
Contingent consideration:
Payments during the license period	(16,717)
Option purchase price Total acquisition price	(5,541)

$61,292

        Effective January 20, 2011, the Company acquired all the membership interests of Timm Medical Holdings, LLC (Timm) and its wholly owned subsidiary, Timm Medical Technologies, Inc. for a purchase price of $17.1 million, net of cash acquired. Total consideration for this acquisition also included contingent earn-out payments totaling $0.5 million, dependent on Timm exceeding future net sales thresholds. Based on current forecasts, the Company believes that Timm will fail to achieve these sales thresholds, so the Company has reversed the $0.5 million earn-out liability during 2012. If Timm were to exceed certain sales thresholds, the earn-out payments could be as high as $2 million. The direct acquisition-related fees and expenses on this acquisition approximated $0.7 million. These fees were recorded in transaction-related expenses and fees in the accompanying consolidated statements of operations and comprehensive (loss) income. Timm Medical is a recognized leader in products and services for the diagnosis and treatment of urological disorders. The Timm transaction was accounted for as a purchase of a business, and consequently, results of operations reflect the new basis of accounting from the date of the acquisition. Goodwill represents both the assembled workforce and intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Acquisitions (Continued)

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition were as follows (in thousands):

Accounts receivable, net	$1,385
Inventories, net	412
Prepaid expenses and other current assets	326
Property and equipment	131
Goodwill, non-deductible	10,547
Trade name	4,400
Customer relationships	9,700

Total assets	26,901
Accounts payable	(452)
Other current liabilities	(3,853)
Contingent consideration	(486)
Deferred income taxes	(5,043)

Total acquisition price	$17,067

        The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values.

        Effective April 20, 2011, the Company completed a transaction to license and acquire the U.S. rights to Striant (testosterone buccal system) from Columbia Laboratories, Inc. Striant utilizes a novel mucoadhesive technology that allows for oral administration of testosterone using buccal absorption. Striant is the only testosterone replacement therapy that features this unique delivery option. Total consideration for the Striant acquisition included a cash payment of $3.1 million. The Company acquired substantially all the U.S. rights to the Products upon closing of the Striant acquisition. The transaction was accounted for as a purchase of a business, and consequently, results of operations reflect the new basis of accounting from the date of the acquisition. The direct acquisition-related fees and expenses on this acquisition approximated $0.1 million and were recorded in transaction-related expenses and fees in the accompanying consolidated statements of operations and comprehensive (loss) income. Goodwill represents intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition are as follows (in thousands):

Inventories	$192
Acquired product rights	2,076
Technology/intellectual property	702
Goodwill, non-deductible	123

Total assets and acquisition price	$3,093

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Acquisitions (Continued)

        The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values.

        Effective December 29, 2011, the Company acquired all of the capital stock of Slate through a reverse subsidiary merger transaction for a purchase price of $100 million, net of cash acquired. Total consideration for this acquisition also includes contingent earn-out payments of approximately $33.5 million. Earn-out payments during 2012 were 8% of Slate's net sales, and earn-out payments from 2013 to 2017 will equal 12% of Slate's net sales. The earn-out period ends on December 31, 2017, and could be terminated earlier if a competitive implantable product is introduced into the market.

        There is no limit on the royalties that can be earned from 2013 to 2017. If Slate launches the pipeline product defined in the Agreement and Plan of Merger between Slate and the Company, the Company will owe a one-time lump-sum payment ranging from $10 million to $20 million. In addition, earn-out payments on the pipeline product would equal 8% of sales from the date of the pipeline product's launch through the date of patent expiration of the pipeline product. The direct acquisition-related fees and expenses on this acquisition approximated $2.0 million and were recorded in transaction-related expenses and fees in the accompanying consolidated statements of operations and comprehensive (loss) income. Slate is focused on the acquisition, development, and commercialization of products for the treatment of selected diseases and conditions of maturing men and owns the product rights and markets Testopel in the U.S. Testopel is used for the treatment of testosterone deficiency in aging men as well as androgen deficiency caused by other conditions. The Slate transaction was accounted for as a purchase of a business, and consequently, results of operations reflect the new basis of accounting from the date of the acquisition. The purchase consideration was reduced by $0.8 million during the measurement period resulting from the resolution of preliminary working capital estimates.

        Goodwill represents both the assembled workforce and intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Acquisitions (Continued)

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition were as follows (in thousands):

Accounts receivable, net	$3,923
Inventories, net	1,175
Prepaid expenses and other current assets	317
Property and equipment	513
Goodwill, non-deductible	42,027
Acquired product rights	124,700

Total assets	172,655
Accounts payable	(3,909)
Other current liabilities	(1,034)
Contingent consideration	(27,500)
Deferred income taxes	(40,926)

Total acquisition price	$99,286

        The purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values, which were preliminary as of December 31, 2011. Accordingly, there were final adjustments to the purchase price allocation during 2012, including revised fair value estimates for inventory, accounts payable, other current liabilities, and deferred income taxes.

        On June 20, 2012, the Company acquired the assets of Bartor for an estimated total consideration of $25 million. The direct acquisition-related fees and expenses on this acquisition approximated $0.2 million and were recorded in transaction-related expenses and fees in the accompanying consolidated statements of operations and comprehensive (loss) income. Bartor was the sole supplier of Testopel, and as such, the acquisition allowed the Company to vertically integrate. Bartor's manufacturing facility in New York and related fixed assets have been fair-valued in the aggregate. The Bartor transaction was accounted for as a purchase of a business, and consequently, results of operations reflect the new basis of accounting from the date of the acquisition. Goodwill represents intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition were as follows (in thousands):

Land	$430
Fixed assets	20,000
Goodwill, deductible	4,570

Total assets and acquisition price	$25,000

        The purchase price was allocated to identifiable assets acquired based upon their estimated fair values.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

3. Acquisitions (Continued)

        The Company applied the accounting requirements of the Financial Accounting Standards Board's ASC 805, Business Combinations, for all acquisitions.

        The Company made provisional estimates for historical tax positions taken by Slate and for certain other assets acquired and liabilities assumed. The Company has retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date.

4. Accounts Receivable and Concentration of Credit Risk

        A significant percentage of the Company's branded pharmaceutical products are sold to end users through a relatively small number of pharmaceutical wholesalers, which make up the primary pharmaceutical distribution chain in the United States. AmerisourceBergen Health Corporation (Amerisource), Cardinal Health, Inc. (Cardinal), and McKesson Drug Company (McKesson) are all distributors of the Company's products. Aside from these three wholesale drug distributors, no other customers accounted for more than 10% of sales or trade receivables for the indicated dates and periods.

        The following table sets forth the percentage of the Company's sales and accounts receivable attributable to these three distributors for the years ended December 31, 2012, 2011, and 2010:

	2012		2011		2010
	Sales	Accounts	Sales	Accounts	Sales	Accounts
Amerisource	6%	10%	9%	8%	14%	15%
Cardinal	14	26	21	21	28	28
McKesson	28	37	43	30	50	46

Total	48%	73%	73%	59%	92%	89%

        Revenues from these customers are included within the Company's branded pharmaceuticals segment. No customers within the Company's non-drug medical device segment or TRT segment accounted for greater than 10% of the Company's sales or accounts receivable for 2012, 2011, or 2010.

        The Company derives a majority of its total revenues from a limited number of products. Products that accounted for 10% or more of the Company's total revenues during the years ended December 31, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Testopel	39%
Edex	26%	39%	47%
Theo-24	13%	23%	32%
Osbon ErecAid	8%	16%	—
        The Company is generally dependent on single-source suppliers for the manufacture and supply of a substantial portion of its branded pharmaceutical products and medical device products. In addition,

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

4. Accounts Receivable and Concentration of Credit Risk (Continued)

the Company utilizes DDN Pharmaceutical Logistics for business processing outsourcing, warehouse, and distribution services.

        No bad debt reserve for branded pharmaceutical receivables has been established as of December 31, 2012 and 2011. The consolidated bad debt reserve was $0.3 million and $0.2 million as of December 31, 2012 and 2011, respectively.

        The Company estimates the allowance for doubtful accounts by analyzing those accounts receivable that have reached their due date and by applying rates based upon historical write-off trends and specific reserves. Accounts are written off sooner in the event of a bankruptcy or other circumstances that make further collection unlikely. When deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

        To help control its credit exposure, the Company routinely monitors the creditworthiness of customers, reviews outstanding customer balances, and records allowances for bad debts as necessary. Historical credit loss has not been significant. The Company does not require collateral from its customers.

5. Debt

Loan Agreements

        On July 29, 2010, the Company entered into a Credit Agreement (the Original Credit Agreement) with General Electric Capital Corporation (GE Capital) as agent for several financial institutions (the Lenders) to fund a portion of the acquisition of the license and purchase of the Products under the UCB Transaction, provide for working capital, capital expenditures and other general corporate purposes of the Company and fund certain fees and expenses associated with the funding of the Original Credit Agreement and consummation of the UCB Transaction. The Original Credit Agreement was amended January 20, 2011, increasing the borrowing capacity by an additional $10 million to finance a portion of the Timm acquisition that is described in Note 3.

        On December 29, 2011, the Company amended the Original Credit Agreement to establish a $70 million, five-year senior secured term loan facility and a $20 million, five-year senior secured revolving credit facility (the Amended Credit Agreement) with GE Capital as agent for the Lenders. The Amended Credit Agreement was established primarily to finance the acquisition of Slate (as described in Note 3) and is available for working capital and general corporate purposes. The Amended Credit Agreement also permits additional capacity for swingline loans subject to certain conditions and up to $30 million of additional revolving or term loan commitments from one or more of the existing lenders or other lenders with the consent of GE Capital, without the need for consent from any of the other existing lenders under the Amended Credit Agreement.

        On June 20, 2012, the Company borrowed an additional $26.3 million under the Amended Credit Agreement to finance the acquisition of Bartor.

        At the Company's election, borrowings under the Amended Credit Agreement bear interest at a rate equal to either (i) the Base Rate (defined as the highest of the Wall Street Journal prime rate, the federal funds rate plus 3%, or LIBOR) plus an applicable margin equal to 3.75% or (ii) LIBOR plus an applicable margin equal to 4.75%.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

5. Debt (Continued)

        On December 29, 2011, the Company also established a $20 million, six-year senior subordinated term loan facility (the Subordinated Facility) with Fifth Street Finance Corp. as Agent and Lender. This term loan is specifically subordinate to the Amended Credit Agreement. The Subordinated Facility was established primarily to finance the acquisition of Slate and is available for working capital and general corporate purposes. Borrowings under the Subordinated Agreement bear interest at an aggregate rate of 13.5% per annum that consists of 12% payable in cash and 1.5% payable in cash or, at the option of the Company, added to the outstanding term loan. During 2012, the Company elected to add the 1.5% of additional interest to the outstanding term loan, resulting in $0.3 million of additional debt principal. The Subordinated Facility shall terminate, and all amounts outstanding thereunder shall be due and payable on December 29, 2017, as specified in the Subordinated Agreement.

Outstanding Balances

        Total debt consists of the following at December 31, 2012 and 2011 (in thousands):

	2012	2011
Term debt—Amended Credit Agreement	$91,801	$70,000
Subordinated facility	20,309	20,000
Less current portion	(4,832)	(3,500)

Total long-term debt	107,278	86,500
Less discount, net	(2,116)	(2,114)

Total debt—long-term	$105,162	$84,386

        The effective interest rate for the term debt was approximately 5.8% at December 31, 2012, and 6.2% at December 31, 2011. The effective rate for the Subordinated Facility was 13.5% at December 31, 2012 and 2011. The loan balance on the revolving credit facility was zero at December 31, 2012 and 2011.

        Future minimum principal payments of the debt as of December 31, 2012, are as follows (in thousands):

2013	$4,832
2014	9,663
2015	12,079
2016	65,227
2017	20,309

Total	$112,110

Debt Discounts and Deferred Financing Costs

        A discount of $0.7 million associated with the Original Credit Agreement was recorded at the date of the agreement in 2010. During 2011, the Company paid debt discount fees of $0.2 million for an

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

5. Debt (Continued)

amendment of the Original Credit Agreement, $1.8 million related to the Amended Credit Agreement, and $0.7 million in conjunction with the Subordinated Facility. During 2012, the Company paid debt discount fees of $0.5 million in conjunction with the additional $26.3 million of term debt to finance the Bartor acquisition. The debt discount fees are amortized to interest expense over the term of the related loans using the effective interest method.

        During the year ended December 31, 2011, the Company capitalized deferred financing costs of $0.2 million associated with the Original Credit Agreement. The Company paid $2.0 million in deferred financing costs related to the Amended Credit Agreement and Subordinated Facility during 2011. During 2012, the Company paid $0.6 million in deferred financing costs in conjunction with the additional $26.3 million of term debt to finance the Bartor acquisition.

        In conjunction with the execution of the Amended Credit Agreement during 2011, certain Lenders exited the lending group, and certain Lenders substantially modified their lending terms as defined in ASC 470-50, Debt—Modifications and Extinguishment. The Company recorded a loss on debt extinguishment for these lenders of $1.4 million during 2011, which was comprised of $0.4 million of deferred financing fee write-offs and $1.0 million of debt discount write-offs.

        The following table provides a rollforward of the deferred financing costs and debt discount fees from December 31, 2011 to December 31, 2012 (in thousands):

	Balance, Net December 31, 2011	Additions	Amortization	Balance, Net December 31, 2012
Deferred financing costs	$2,529	$637	$(601)	$2,565

Debt discount fees	$2,114	$526	$(524)	$2,116

Covenants

        Both the Amended Credit Agreement and Subordinated Facility (collectively, the Agreements) contain affirmative, negative, and financial covenants. In addition, the Company's obligations under the Agreements could be accelerated upon the occurrence of an event of default under the Agreements, which includes events of default, including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency-related defaults, defaults relating to judgments, defaults relating to certain governmental enforcement actions, and a change of control default. Upon the occurrence of any event of default under the Agreements, the Company is to pay interest equal to an additional 2.0% per annum. The Amended Credit Agreement is secured by substantially all of the Company's assets.

6. Fair Value Measurements

        The Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level inputs are defined as follows:

        Level 1—Quoted prices in active markets for identical assets or liabilities on the reporting date.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Fair Value Measurements (Continued)

        Level 2—Inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

        Level 3—Inputs that are unobservable for the asset or liability.

        Assets and liabilities measured at fair values on a recurring basis are summarized as follows (in thousands):

	December 31, 2012				December 31, 2011
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$15,513	$15,513	$—	$—	$10,396	$10,396	$—	$—
Interest rate cap	1	—	1	—	18	—	18	—

Total assets	$15,514	$15,513	$1	$—	$10,414	$10,396	$18	$—

Liabilities
Interest rate swap	$225	$—	$225	$—	$—	$—	$—	$—
Contingent considerations	57,660	—	—	57,660	48,799	—	—	48,799

Total Liabilities	$57,885	$—	$225	$57,660	$48,799	$—	$—	$48,799

        The Level 2 asset is an interest rate cap whose fair value is derived from discounted cash flows adjusted for nonperformance risk. The Level 2 liability is an interest rate swap whose fair value is derived from discounted cash flows using LIBOR interest rates.

        The Level 3 liability is contingent consideration related to the acquisition of product lines, as described in Notes 3 and 7. Fair value is determined using a discounted cash flow model based on assumptions and projections relevant to revenues. Assumptions include the expected value of the options and royalties due on the settlement dates, volatility of product supply, demand and prices, and the Company's cost of debt. The fair value calculation of the UCB contingent consideration resulted in a $15.8 million and a $2.5 million reduction in operating income and net income during 2012 and 2011, respectively. The fair value calculation of the Slate contingent consideration resulted in a $5 million reduction in operating income and net income during 2012. The revised estimate of the Timm contingent consideration resulted in a $0.5 million increase in operating income and net income during 2012. The changes in estimates are recorded as change in fair value of contingent considerations in the accompanying consolidated statements of operations and comprehensive (loss) income.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

6. Fair Value Measurements (Continued)

        The activity in the accounts related to the liability measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2012, is as follows (in thousands):

Contingent Consideration
Beginning balance	$48,799
Change in estimate	20,278
Accretion of discounted liability to fair value	5,907
UCB Transaction option purchase price payment	(6,802)
Royalty payments	(10,522)

Ending balance	$57,660

        As discussed in Note 2, the Company acquired the product rights to various products during 2010, including Dilatrate and Levatol. The Company determined that indicators of impairment existed for these two product rights during 2011, and the Company estimated the fair value of these intangible assets using a discounted cash flow model (a Level 3 measurement within the fair value hierarchy). This change in estimate resulted in an impairment loss that reduced both operating income and net income by $3.2 million. The impairment loss is recorded in intangible assets impairment in the accompanying consolidated statements of operations and comprehensive (loss) income.

        As of December 31, 2012 and 2011, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current assets and liabilities approximates fair value due to the short maturities of these instruments. The carrying value of the note payable approximates fair value due to the financing being a recent transaction with a third party.

7. Leases and Commitments

        The Company has entered into various operating lease agreements for office space. Rental expense amounted to $0.6 million, $0.3 million, and less than $0.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

        As of December 31, 2012, total future annual minimum lease payments related to noncancelable operating leases are as follows (in thousands):

2013	$667
2014	558
2015	335
2016	343
2017	352
Thereafter	825

$3,080

        On December 29, 2011, the Company executed a sublease of Slate's corporate offices to Sprout Pharmaceuticals, Inc. (Sprout). Pursuant to the terms of the sublease, Sprout leased a small portion of the office through June 29, 2012, and began to lease the entire corporate office space thereafter. Total

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

7. Leases and Commitments (Continued)

minimum rentals to be received from Sprout under the noncancelable sublease are approximately $1.6 million over a remaining period of approximately 6.5 years.

        In conjunction with the UCB Transaction, the Company entered into a Manufacturing and Supply Agreement (Supply Agreement) with an affiliate of UCB to supply several of the Products. Under the Supply Agreement, the applicable Products are charged to the Company at a supply price of historical cost plus a 10% markup fee. During 2012, the Company exercised the option to extend the Supply Agreement to 2016. There are no minimum purchase commitments in this Supply Agreement.

        Also in conjunction with the UCB Transaction, the Company assumed another of UCB's supply agreements for one of the Products that contains minimum purchase commitments in excess of quantities expected to be sold and consumed by end users in the normal course of business prior to product expiry. UCB is required under the License and Asset Purchase Agreement to reimburse the Company for (a) the incremental product returns of Short-Dated Product (has at least 6 months' but less than 12 months' remaining shelf life prior to expiration) as attributable to dating or expiration over and above the Company's accrual for product returns with respect to the Product that is not Short-Dated Product, up to the total amount of such Short-Dated Product actually sold by the Company, and (b) to the extent that the Company is unable to sell any Product, supplied after the closing date of the UCB Transaction, before it expires or otherwise becomes unsalable in the normal course, then UCB shall reimburse the Company for the book value of all such expired or unsalable Product, to be determined in accordance with GAAP, provided that the aggregate amount that UCB shall be obligated to pay the Company shall not exceed $3 million.

        The Company recorded a $3 million liability for the estimated loss on this purchase commitment as part of the purchase accounting in 2010. This liability is included in other accrued expenses and liabilities on the consolidated balance sheets. During 2012, 2011, and 2010, the Company received approximately $1 million, $2 million, and $2 million, respectively, of unusable product pursuant to this arrangement, resulting in a reduction in the recorded liability and an increase in inventory valuation reserves. The reimbursement due from UCB was $2.4 million, $1.8 million, and $1.8 million as of December 31, 2012, 2011, and 2010, respectively.

        As part of the consideration for the UCB, Timm, and Slate acquisitions (as described in Note 3), the Company could be contractually obligated to pay additional purchase price consideration upon the achievement of certain revenue milestones. The Company updates its assumptions each reporting period, based on new developments, and records such amounts at fair value until such consideration is satisfied. The table below summarizes management's estimate for contingent consideration payments

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

7. Leases and Commitments (Continued)

related to the UCB, Timm, and Slate acquisitions for the years ended December 31, 2012, and beyond assuming all contingent consideration payments occur (in thousands):

2013	$23,211
2014	14,554
2015	18,217
2016	15,355
2017	9,971
Thereafter	21,859

103,167
Less interest discount to fair value	(45,507)

$57,660

8. Equity Membership

        The Limited Liability Company Agreement (the LLC Agreement) created three classes of shares: common units, Class A preferred units, and Class B preferred units. The number of preferred and common units are authorized as the Board determines from time to time. The members' liability under the LLC Agreement is limited to their capital contributions.

Common Units

        Subject to the terms of the LLC Agreement, the Unit Purchase Agreement, and the Securityholders Agreement, the Company is permitted to issue an unlimited number of units designated as common units. As of December 31, 2012, there are 2,979,997 common units issued and outstanding. Each common unit is entitled to one vote (subject to vesting restrictions). To the extent the Board makes distributions, common unitholders participate only after distributions equal to any unpaid yield and unreturned capital, with respect to both the Class A and Class B preferred units, are made. To the extent that certain common units are subject to vesting periods, the Company is required to reserve the portion of the distribution that otherwise would be made with respect to the unvested unit until the unit either vests, in which case the reserved amount is distributed to the holder, or expires or is canceled, acquired, or repurchased by the Company, in which case the amount is distributed among the remaining holders of common units. The common unitholders would also be entitled to certain tax distributions.

Class A Preferred Units

        The Company may issue an unlimited number of Class A preferred units. As of December 31, 2012, there are 107,679 Class A preferred units issued and outstanding. The LLC Agreement provides that any unreturned capital invested in exchange for Class A preferred units is entitled to a preferred yield on such unreturned capital (and unpaid preferred yield), which is accrued on a daily basis at the rate of 8% per annum, compounded on a quarterly basis. As of December 31, 2012, the accrued dividends on Class A preferred units were $15.1 million. After issuance, each Class A preferred unit would be entitled to one vote on matters submitted to the holders of Class A preferred units.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

8. Equity Membership (Continued)

        To the extent the Board makes distributions, holders of Class A preferred units would have priority over all other unitholders, first, with respect to unpaid yield and, second, with respect to unreturned capital applicable to the Class A preferred units. The Class A preferred unitholders would also be entitled to certain tax distributions.

Class B Preferred Units

        The Company may issue an unlimited number of Class B preferred units. As of December 31, 2012, there are no Class B preferred units issued and outstanding. The LLC Agreement provides that any unreturned capital invested in exchange for Class B preferred units is entitled to a preferred yield on such unreturned capital (and unpaid preferred yield), which is accrued on a daily basis at the rate of 8% per annum, compounded on a quarterly basis.

        After issuance, each Class B preferred unit would be entitled to one vote on matters submitted to the unitholders.

        To the extent the Board makes distributions, holders of Class B preferred units are paid only after distributions equal to any unpaid yield and unreturned capital with respect to the Class A preferred units, but have priority over all common unitholders, first, with respect to unpaid yield and, second, with respect to unreturned capital applicable to the Class B preferred units. The Class B preferred unitholders would also be entitled to certain tax distributions.

        The Company, GTCR, and certain other securityholders of the Company are party to a Securityholders Agreement dated March 2, 2009 (the Securityholders Agreement). The parties to the Securityholders Agreement are generally prohibited from transferring any of the Company's securities without consent by holders of a majority of the Company's securities held by GTCR. The Securityholders Agreement also provides, among other things, (i) customary tag-along rights to other securityholders in the event GTCR intends to transfer its company securities; (ii) first refusal rights in the event of a permitted sale; (iii) customary drag-along rights in the event the Required Interest, as defined (currently, a majority of the common units), approves a sale of the Company; and (iv) an obligation to cooperate in an initial public offering approved by the Board or GTCR. The Company, GTCR, and certain other securityholders of the Company have also entered into a registration rights agreement providing demand and piggyback registration rights with respect to the Company's equity.

9. Revenue Deductions

Government Chargebacks

        The majority of the Company's branded pharmaceuticals products are distributed through independent pharmaceutical wholesalers. In accordance with industry practice, sales to wholesalers are initially transacted at wholesale list price. The wholesalers then generally sell to an end user, primarily federal government organizations, including the Veterans Administration, at a lower price previously contractually established between the end user and the Company.

        When the Company initially records a sale to a wholesaler, the sale and resulting receivable are recorded at the Company's list price. However, experience indicates that most of these selling prices will eventually be reduced to a lower, end-user contract price. Therefore, at the time of the sale, a

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

9. Revenue Deductions (Continued)

contra asset is recorded for, and revenue is reduced by, the difference between the list price and the estimated average end-user contract price. This contra asset is calculated by product code, taking the expected number of outstanding wholesale units sold that will ultimately be sold under end-user contracts multiplied by the anticipated, weighted-average contract price.

        When the wholesaler ultimately sells the product, the wholesaler charges the Company, or issues a chargeback, for the difference between the list price and the end-user contract price, and such chargeback is offset against the initial estimated contra asset.

        The significant estimates inherent in the initial chargeback provision relate to wholesale units pending chargeback and to the ultimate end-user contract-selling price. The Company bases the estimate for these factors on internal, product-specific sales and chargeback processing experience, estimated wholesaler inventory stocking levels, current contract pricing, expectation for future contract pricing changes, and information management systems (IMS) data. The Company's chargeback provision is potentially affected by a number of market conditions, including competitive pricing, competitive products, and other changes affecting demand in both the distribution channel and with health care providers.

        The Company relies on internal data, external IMS data, and management estimates in order to estimate the amount of inventory in the channel subject to future chargeback. The amount of product in the channel comprises product at the distributor and product that the distributor has yet to report as end-user sales. Physical inventory in the channel is estimated by evaluation of the Company's monthly sales to the wholesalers and the Company's knowledge of inventory turnover at these major wholesalers. The Company estimates yet-to-be-reported end-user sales based on a historical average number of days to process chargeback activities from the date of the end-user sale. A 1% decrease in estimated end-user contract-selling prices would reduce net revenue for the 12 months ended December 31, 2012, by less than $0.1 million, and a 1% increase in wholesale units pending chargeback for the 12 months ended December 31, 2012, would reduce net revenue by less than $0.1 million.

        The provision for chargebacks is presented in the consolidated financial statements as a reduction of revenues. The activity in the accounts related to accrued chargebacks for the years ended December 31, 2012 and 2011, is as follows (in thousands):

	2012	2011	2010
Balance at beginning of year	$989	$1,780	$—
Provision for chargebacks	12,559	8,901	4,116
Actual chargebacks	(12,537)	(9,692)	(2,336)

Balance at end of year	$1,011	$989	$1,780

Cash Discounts

        For branded pharmaceutical products, the Company offers cash discounts, approximating 2% of the gross sales price, as an incentive for prompt payment and occasionally may offer greater discounts and extended payment terms in support of product launches or other promotional programs. The Company's wholesale customers typically pay within terms, and the Company accounts for cash

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

9. Revenue Deductions (Continued)

discounts by reducing net sales and accounts receivable by the full amount of the discount offered at the time of sale. The Company considers payment performance and adjusts the accrual to reflect actual experience.

Sales Returns

        The Company's return policy permits customers to return products within a window of time before and after the expiration of product dating. The Company reserves for product returns and other customer credits at the time of sale by applying historical experience factors. The Company reserves specifically for known outstanding returns and credits. The effect of any changes in estimated returns is taken in the current period's income.

        For returns of established products, the Company determines its estimate of the sales return accrual primarily based on historical experience but also considers other factors that could affect sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, and introductions of competitive new products.

Contractual Allowances

        Contractual allowances, generally rebates or administrative fees, are offered to certain branded pharmaceuticals wholesale customers, group purchasing organization, and end-user customers. Settlement of rebates and fees may generally occur from one to five months from date of sale. The Company reserves for contractual allowances at the time of sale based on the historical relationship between sales and such allowances. Contractual allowances are reflected in the consolidated financial statements as a reduction of revenues and as a current accrued liability.

Testopel Volume Discounts

        The Company offers discounts ranging from 10% to 20% for each Testopel sales order that exceeds specified volume thresholds. These discounts are offered on an individual order basis. In addition, the Company offers credit card discounts, approximating 5% of the gross sales price, as an incentive for payments at the time of sale.

10. Income Taxes

        Included in the consolidated operations and financial position of the Company are various tax entities, including limited liability companies (treated as partnerships for income tax purposes) and two Subchapter C corporations: Slate Pharmaceuticals, Inc. and Timm Medical Technologies, Inc. Generally, limited liability companies taxed as partnerships for income tax purposes do not pay federal or state income taxes at the partnership level. Instead, the owners of LLC interests (Members) are liable for income taxes on their respective share of the LLC's taxable income. There are a limited number of states that impose an entity-level tax on LLCs. Subchapter C corporations do pay federal and state income taxes on taxable income, including their share of taxable income from investments in LLCs.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Income Taxes (Continued)

        The Company's income tax (benefit) provision for the years ended December 31, 2012, 2011, and 2010 are as follows (in thousands):

	2012	2011	2010
Current	$1,693	$575	$237
Deferred	(2,282)	(637)	(287)

Total income tax benefit	$(589)	$(62)	$(50)

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. With respect to Slate's investment in Actient Therapeutics LLC, the Company has excluded non-deductible goodwill from the basis differential used to calculate deferred taxes.

        Significant components of the deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2011, are as follows (in thousands):

	2012	2011
Deferred tax assets:
Inventory valuation	$111	$102
Accruals and reserves	390	460
Contingent consideration	1,155	890
UCB Transaction option purchase price payment	735	930
Net operating loss carryforwards	4,138	4,654
Other	543	433
	7,072	7,469
Valuation allowance	—	(372)
Net deferred tax assets after valuation allowance	7,072	7,097
Deferred tax liabilities:
Amortization of intangible assets	(5,642)	(50,700)
Royalties	(394)	(270)
Investment in Actient Therapeutics LLC	(43,290)	—
Other	(128)	(166)
	(49,454)	(51,136)

Net deferred tax liabilities	$(42,382)	$(44,039)

        The total current and non-current deferred tax assets at December 31, 2012, were $0.6 million and $0.5 million, respectively. The total current and non-current deferred tax assets at December 31, 2011, were $0.8 million and $0.3 million, respectively. Current deferred tax assets are recorded in prepaid expenses and other current assets on the consolidated balance sheets, and non-current deferred tax assets are recorded in other assets on the consolidated balance sheets. Non-current deferred tax liabilities were $43.5 million and $45.1 at December 31, 2012 and 2011, respectively. The Company's effective tax rate for the year ended December 31, 2012, was 6.98% for the Subchapter C corporation entities and (1.84)% for the limited liability companies.

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

10. Income Taxes (Continued)

        The difference between the tax provision computed by applying the statutory federal income tax rate of 34% to income before taxes and the actual income tax provision is due primarily to LLC income (loss) not subject to federal or state income tax, permanent timing differences related to contingent consideration adjustments, and state and local taxes, as well as interest expense accrued on uncertain tax positions.

        The Company accounts for uncertainties in income tax positions under the provisions of ASC 740-10. The standard utilizes a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the consolidated financial statements. The provisions apply to all material tax positions in all tax jurisdictions for all open tax years. The standard establishes a two-step process for evaluating tax positions. Step 1—Recognition, requires the Company to determine whether a tax position, based solely on its technical merits, has a likelihood of more than 50% (more likely than not) to be sustained upon examination. Step 2—Measurement, which is addressed only if Step 1 has been satisfied, requires the Company to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement.

        The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by authorities for years before 2009.

        As of December 31, 2012, the Company has federal net operating loss carryforwards of approximately $10.9 million for tax purposes, which will expire in 2031, and state net operating loss carryforwards of approximately $5.6 million, which will begin to expire between 2014 and 2031.

        The Company records accrued interest and penalties related to unrecognized tax benefits in income tax expense. The Company recognized less than $0.1 million in interest and penalties for the year ended December 31, 2012, and $0.2 million for the year ended December 31, 2011. There were no penalties or interest for the year ended December 31, 2010. The Company expects a significant decrease in the amount of unrecognized tax benefits, of $2.7 million, in the next year due to the expiration of the 2009 federal statute of limitations related to a position taken with respect to cancellation of debt income.

11. Related-Party Transactions

        The Company has entered into a Professional Services Agreement with GTCR, principal financial investor in the Company, whereby GTCR provides management and financial consulting services to the Company for an annual management fee equal to $0.5 million. Such management fee began to accrue at the inception of the Company and is payable in advance on a quarterly basis following the EBITDA trigger date. The Company achieved the EBITDA requirements during 2011, resulting in a payment of $1.4 million in settlement of management fees due from inception through December 31, 2011. The Company paid $0.5 million of management fees to GTCR during 2012.

        In addition, the Company shall concurrently pay to GTCR a placement fee in immediately available funds in an amount equal to 1.0% of the gross amount of any equity and/or debt financings, excluding amounts contributed by employees of the Company. The cost of placement fees paid to

Actient Holdings LLC

Notes to Consolidated Financial Statements (Continued)

December 31, 2012

11. Related-Party Transactions (Continued)

GTCR is recorded as a reduction in the amount of the equity and/or debt financing. Amounts paid to GTCR related to the placement fee were $0.3 million, $1.8 million, and $0.8 million during 2012, 2011, and 2010, respectively.

12. Regulatory Matters

        The Company is subject to regulatory oversight by the FDA and other regulatory authorities with respect to the development and manufacturing of its products. Failure to comply with regulatory requirements could have a significant adverse effect on the Company's business and operations.

13. Litigation

        The Company is from time to time subject to claims and litigation arising in the ordinary course of business. These claims may include patent infringement assertions and, product liability assertions, and also that the use of the Company's products has caused personal injuries. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to the Company. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general, and administrative expenses. Contingent accruals are recorded when the Company determines that a loss is both probable and reasonably estimable. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows. Because legal proceedings and other contingencies are inherently unpredictable, the Company's assessments involve significant judgment regarding future events.

14. Subsequent Events

        The Company evaluated events and transactions occurring subsequent to December 31, 2012, through March 18, 2013, the date the consolidated financial statements were available to be issued. During this period, there were no subsequent events requiring recognition in the consolidated financial statements that have not been recorded. In addition, there were no unrecognized events requiring disclosure.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Actient Holdings LLC

Condensed Consolidated Financial Statements

Three-Month Period Ended March 31, 2013

Actient Holdings LLC

Condensed Consolidated Balance Sheets

(In Thousands, Except Share and per Share Amounts)

	March 31, 2013	December 31, 2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,741	$15,513
Accounts receivable, trade, net	20,109	8,042
Inventories, current	8,600	8,902
Prepaid expenses and other current assets	4,033	2,294

Total current assets	42,483	34,751
Property and equipment, net	19,262	20,447
Goodwill	57,741	57,741
Intangible assets, net	170,447	177,040
Other assets	5,909	5,862

Total assets	$295,842	$295,841
Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$4,644	$4,821
Accrued product returns	6,820	6,675
Other accrued expenses and liabilities	6,923	5,497
Current portion of term loan	6,040	4,832
Current portion of royalty obligations	18,826	19,106

Total current liabilities	43,253	40,931
Term loan, net of current portion and discount	82,581	84,853
Senior subordinated debt	20,385	20,309
Royalty obligations, net of current portion	39,284	38,554
Income taxes payable	2,800	2,873
	42,020	43,458

Deferred taxes Total liabilities	230,323	230,978
Commitments and contingencies
Members' equity:
Class A preferred units: $1,000 per unit	124,136	121,721
Common units: $1.00 per unit	2,954	2,954
Accumulated deficit	(61,571)	(59,812)

Total members' equity	65,519	64,863

Total liabilities and members' equity	$295,842	$295,841

See accompanying notes to condensed consolidated financial statements.

Actient Holdings LLC

Condensed Consolidated Statements of Operations and Comprehensive Income

(In Thousands, Except Share Amounts)

(Unaudited)

Three-Month Period Ended March 31, 2012

	Three Months Ended March 31
	2013	2012
Net revenues	$34,545	$29,902
Cost of sales (exclusive of items shown separately below)	7,791	7,627

Gross profit	26,754	22,275
Operating expenses:
Selling, general, and administrative	13,395	10,887
GTCR management fee—related party	125	125
Depreciation and amortization	7,872	6,625
Other operating expenses	1,094	1,128

Total operating expenses	22,486	18,765
Income from operations	4,268	3,510
Other (expense) income:
Interest expense, net	(5,097)	(3,215)

(Loss) income before income taxes	(829)	295
Income tax benefit	1,485	336

Net income	$656	$631

The Company has no additional items to disclose that are necessary to arrive at comprehensive income.
See accompanying notes to condensed consolidated financial statements.

Actient Holdings LLC

Condensed Consolidated Statements of Members' Equity and Comprehensive Income

(In Thousands, Except Share Amounts)

(Unaudited)

Three-Month Period Ended March 31, 2012

	Class A Preferred Units
			Common Units		Receivable From Common Unitholders
						Accumulated Deficit
	Units	Amount	Units	Amount			Total
Balance, January 1, 2013	107,679	$121,721	2,979,997	$2,954	—	$(59,812)	$64,863
Accumulated yield due on Class A preferred units	—	2,415	—	—	—	(2,415)	—
Net income	—	—	—	—	—	656	656

Balance, March 31, 2013	107,679	$124,136	2,979,997	$2,954	—	$(61,571)	$65,519

See accompanying notes to condensed consolidated financial statements.

Actient Holdings LLC

Condensed Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Three Months Ended March 31
	2013	2012
Net cash (used in) provided by operating activities	$(2,080)	$9,536
Cash flows from investing activities
Purchases of property and equipment	(94)	(30)
UCB transaction option purchase price payment	(177)	—

Net cash used in investing activities	(271)	(30)
Cash flows from financing activities
Payments on term loan	(1,208)	(875)
Royalty payments—contingent consideration on acquisition	(2,213)	(1,629)
Capital contributions, net of issuance costs	—	110
Cash distributions	—	(1,965)
Payment of receivable from common unitholders	—	698

Net cash used in financing activities	(3,421)	(3,661)
(Decrease) increase in cash and cash equivalents	(5,772)	5,845
Cash and cash equivalents, beginning of period	15,513	10,396

Cash and cash equivalents, end of period	$9,741	$16,241

See accompanying notes to condensed consolidated financial statements.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements

March 31, 2013

1. Description of Business

        Actient Holdings LLC and its wholly owned subsidiaries (collectively, Actient or the Company) is a specialty pharmaceutical company focused on therapeutics to improve patient outcomes. Actient Holdings LLC was formed pursuant to a certificate of formation filed in the state of Delaware on February 27, 2009, with the business purpose to acquire companies and products with a focus on select physician specialties. The Company is majority-owned by affiliates of GTCR Golder Rauner II LLC (collectively, GTCR). The Company operates in the United States with corporate headquarters located in Lake Forest, Illinois; offices in Eden Prairie, Minnesota, and Raleigh, North Carolina; and a manufacturing facility in Rye, New York.

        On July 22, 2010, Actient Pharmaceuticals, Inc. was merged into Actient Pharmaceuticals LLC. The Company commenced commercial operations in July 2010, with the completion of a transaction to license and acquire six pharmaceutical products from UCB, Inc. (UCB). On January 20, 2011, the Company acquired all the membership interests of Timm Medical Holdings, LLC and its wholly owned subsidiary, Timm Medical Technologies, Inc. (collectively, Timm), a recognized leader in products and services for the diagnosis and treatment of urological disorders. On April 20, 2011, the Company acquired the U.S. rights to the pharmaceutical product Striant® from Columbia Laboratories, Inc. On December 29, 2011, the Company acquired all of the capital stock of Slate Pharmaceuticals, Inc. (Slate) through a reverse subsidiary merger transaction. Slate is a urology specialty therapeutics company that markets Testopel® , the only long-acting implantable testosterone product on the market in the U.S.

        The Company established Actient Therapeutics LLC on April 1, 2012. Actient Pharmaceuticals LLC and Slate entered into an intercompany contribution agreement with Actient Therapeutics LLC on April 1, 2012, whereby substantially all of Slate's assets and liabilities were contributed to Actient Therapeutics LLC in exchange for 100 preferred units and 5 common units.

        On June 20, 2012, the Company acquired the assets of Bartor Pharmacal (Bartor), the manufacturer of Testopel. See Note 3 for additional information on the Company's acquisitions.

        As a result of the acquisitions, the Company has aligned its internal management reporting to reflect a total of three reportable segments. These segments reflect the level at which executive management regularly reviews financial information to assess performance and to make decisions about resources to be allocated. The three reportable business segments in which the Company operates are the Branded Pharmaceuticals segment, the Non-Drug Medical Devices and Services segment, and the Testosterone Replacement Therapy (TRT) segment.

        The Branded Pharmaceuticals segment includes the following products:

  •
  Edex® is indicated for the treatment of erectile dysfunction due to neurogenic, vasculogenic, psychogenic, or mixed etiology.

  •
  Theo-24® is indicated for the treatment of the symptoms and reversible airflow obstruction associated with chronic asthma and other chronic lung diseases.

  •
  Dilatrate®-SR sustained release capsules are indicated for the prevention of angina pectoris due to coronary artery disease.

  •
  Levatol® is indicated in the treatment of mild to moderate arterial hypertension.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

1. Description of Business (Continued)

  •
  Robaxin® and Robaxin® 750 are indicated as an adjunct to rest, physical therapy, and other measures for the relief of discomfort associated with acute, painful musculoskeletal conditions.

  •
  Semprex®-D capsules are indicated for relief of symptoms associated with seasonal allergic rhinitis.

  •
  Striant is indicated for men who require testosterone replacement therapy for a deficiency or absence of endogenous testosterone associated with hypogonadism.

        The Non-Drug Medical Devices and Services segment includes the Osbon ErecAid® vacuum therapy system that is indicated for the treatment of erectile dysfunction.

        The TRT segment includes Testopel (implantable hormones) that is indicated for treatment of male testosterone deficiency and androgen (steroid) deficiency.

        The Company primarily sells its branded pharmaceutical products through wholesalers in the United States who in turn supply products to pharmacies, hospitals, governmental agencies, and physicians. The Company uses an outsourcing business model for these branded pharmaceutical products, relying on third parties to manufacture, warehouse, and provide logistics, order management, sales invoicing, and accounts receivable management services. Testopel and non-drug medical devices are sold via a direct sales force in the United States. The Company sells non-drug medical devices through distributors for international markets. Overall, the Company is focused on growth through sales of acquired marketed products and through potential acquisition or licensing of products or acquisition of companies.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The condensed consolidated financial statements include the assets, liabilities, and results of operations of Actient Holdings LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation

        The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). Certain previously reported amounts presented have been reclassified to conform to current-year presentation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

        The Company recognizes revenue for its branded pharmaceutical products upon the delivery of goods, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company provides for chargebacks (primarily related to its sales to government entities, such as the U.S. Veterans Administration), rebates, returns, and other adjustments in the same period the related product sales are recorded (as more fully described in Note 9). Reserves for these government chargebacks, rebates, returns, and other adjustments are based upon analysis of historical data. Each period, the Company reviews its reserves for government chargebacks, rebates, returns, and other adjustments based on data available at that time. Any adjustment to these reserves results in charges to revenue.

        For non-drug medical devices, revenue is recognized upon the shipment of goods or upon the delivery of goods, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company records estimated sales returns and discounts as a reduction of net sales in the period revenue is recognized. The Company maintains an allowance for these returns and reduces reported revenue for expected returns from shipments each reporting period. This allowance is not significant and is based on historical and current trends in product returns.

        Testopel is sold under a buy-and-bill model. Under this model, the TRT customers are health care providers who maintain a stock of Testopel for future patient procedures. Revenue is recognized for the TRT products upon the delivery, whereupon title passes, all obligations have been fulfilled, and collection of the related receivable is fixed, determinable, probable, and reasonably assured. The Company offers volume discounts and discounts for credit card payments when customer orders are received, and these discounts are recognized when the related product sales are recorded.

        Shipping and handling fees billed to customers are recognized in net revenues. Other shipping and handling costs are included in cost of sales.

Cost of Sales

        Cost of sales includes all costs directly related to bringing both purchased and manufactured products to their final selling destination. It includes purchasing and receiving costs and direct and indirect costs to manufacture products, including direct materials, direct labor, and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods.

Cash and Cash Equivalents

        The Company considers all highly liquid money market instruments with an original maturity of three months or less when purchased to be cash equivalents. These amounts are stated at cost, which approximates fair value. At March 31, 2013, cash equivalents were deposited in a financial institution and consisted of immediately available fund balances. The Company maintains its cash deposits and cash equivalents with one well-known and stable financial institution. However, it has a significant amount of cash and cash equivalents in excess of federally insured limits. This represents a concentration of credit risk. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

        In connection with its Credit Agreement, as more fully described in Note 5, the Company has entered into Blocked Account Control Agreements by and among the Company, the Lenders' Agent (Agent), and a depository bank to grant the Agent a security interest in the Company's primary depository account.

Inventories

        Inventories consist primarily of finished goods currently approved for marketing. Inventories are stated at the lower of cost (first-in, first-out basis) or market value. Market value for raw materials is stated at cost. The components of inventories, net of valuation reserves, are as follows (in thousands):

	March 31, 2013	December 31, 2012
Raw materials	$1,308	$1,650
Work-in-process	234	169
Finished goods	7,058	7,083

	$8,600	$8,902

        The Company establishes reserves for its inventory to reflect situations in which the cost of the inventory is not expected to be recovered. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, estimated time required to sell such inventory, remaining shelf life, and current expected market conditions, including level of competition. The Company records provisions for inventory to cost of sales. The reserve for inventory obsolescence was $4.1 million at both March 31, 2013 and December 31, 2012.

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation. The cost of repairs and maintenance is expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

        Provisions for depreciation are computed for financial reporting purposes using the straight-line method over the estimated useful life of the related asset as follows:

Office furniture and fixtures	3 to 7 years
Machinery and equipment	3 to 5 years
Computer software and hardware	3 years
Leasehold and building improvements	Shorter of 4.5 to 7 years or remaining lease term

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

        A summary of property and equipment at March 31, 2013 and December 31, 2012, is as follows (in thousands):

	March 31, 2013	December 31, 2012
Land	$430	$430
Office furniture and fixtures	517	478
Machinery and equipment	20,630	20,612
Computer software and hardware	306	302
Leasehold and building improvements	590	551

	22,473	22,373
Less allowance for depreciation	(3,911)	(2,633)

	18,562	19,740
Construction-in-process	700	707

	$19,262	$20,447

        Depreciation expense was $1.3 million and $0.1 million for the three months ended March 31, 2013 and 2012, respectively.

        Construction-in-process as of March 31, 2013 and December 31, 2012, includes $0.6 million of cost associated with Bartor facility improvements and $0.1 million related to the relocation of the Theo-24 manufacturing process to Georgia.

        Upon sale or retirement of assets, the cost of the assets and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the condensed consolidated statements of operations and comprehensive income. There were no sales or retirements of property and equipment during the three months ended March 31, 2013.

Goodwill

        Goodwill represents the assets acquired in a business combination or product line acquisition that are not individually identified and separately recognized. Goodwill is carried at its initial value, subject to annual evaluation for impairment.

        Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggests that impairment may exist. The Company estimated the fair value of its reporting units used in its annual goodwill impairment analysis based on projected earnings and cash flows of the reporting units. The Company's valuation is primarily based on qualitative and quantitative assessments regarding the fair value of goodwill relative to its carrying value. The Company performed its annual goodwill impairment tests as of September 30, 2012, and determined that no impairment charges were necessary. There were no additions to goodwill during the three months ended March 31, 2013.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

Intangible Assets

        Intangible assets that are acquired either individually or with groups of other assets are initially recognized and measured based on fair value. Intangible assets consist primarily of acquired product rights, customer relationships, and trade names. Costs for intangible assets are capitalized as incurred and are amortized on a straight-line basis over their estimated useful lives, which range from 5 years to 15 years. Amortization begins once approval by the Food and Drug Administration (FDA) has been obtained and commercialization of the product begins. Amortization expense was $6.6 million and $6.5 million for the three months ended March 31, 2013 and 2012, respectively.

        The following represents the balance of the intangible assets at March 31, 2013 (dollar amounts in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Amortization Period
Acquired product rights	$200,577	$(42,024)	$158,553	7 years
Customer relationships	9,700	(2,129)	7,571	8 years
Trade names	4,400	(644)	3,756	13 years
Licensed technology	702	(135)	567	8 years
Manufacturing agreement	1,500	(1,500)	—	0 years

	$216,879	$(46,432)	$170,447

        The following represents the balance of the intangible assets at December 31, 2012 (dollar amounts in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted- Average Remaining Amortization Period
Acquired product rights	$200,577	$(35,765)	$164,812	7 years
Customer relationships	9,700	(1,887)	7,813	8 years
Trade names	4,400	(570)	3,830	13 years
Licensed technology	702	(117)	585	8 years
Manufacturing agreement	1,500	(1,500)	—	0 years

	$216,879	$(39,839)	$177,040

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

        The amortization expense of acquired intangible assets for each of the following five years is estimated to be as follows (in thousands):

2013	$19,782
2014	26,121
2015	25,865
2016	25,865
2017	25,657

Impairment of Long-Lived Assets

        The Company evaluates other long-lived assets, including intangible assets with definite lives, for impairment periodically or whenever events or other changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. An evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows, in addition to other quantitative and qualitative analyses. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Judgments made by the Company related to the expected useful lives of long-lived assets and the ability of the Company to realize undiscounted cash flows in excess of the carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. In addition, the Company regularly evaluates its other long-lived assets and may accelerate depreciation or amortization over the revised useful life if the asset has limited future value.

Deferred Financing Costs, Net

        Deferred financing costs related to the issuance of debt are amortized using the effective interest method over the term of the related debt instrument. Deferred financing fees, net of accumulated amortization, were $2.4 million and $2.6 million at March 31, 2013 and December 31, 2012, respectively, and are included in other assets on the accompanying condensed consolidated balance sheets. See Note 5 for further background on transactions affecting deferred financing costs.

Derivative Instruments

        The Company entered into an interest rate swap agreement during February 2012, the objective of which is to fix the rate of interest owed on a loan with a variable rate. The interest rate swap has a notional amount of $25 million at March 31, 2013. The interest rate swap matures in February 2016. The Company pays to the counterparty a monthly fixed rate of 0.895% of the notional amount of the interest rate swap. The difference between the total payment to the counterparty and the floating rate owed to the lender is included in interest expense on the accompanying condensed consolidated statements of operations and comprehensive income. The floating rate owed to the lender is based on London Interbank Offered Rate (LIBOR), and this amount is included in interest expense on the accompanying condensed consolidated statements of operations and comprehensive income. The swap does not qualify for hedge accounting treatment. Therefore, the change in fair value of the remaining swap is recorded as an unrealized non-operating loss in the accompanying condensed consolidated statements of operations and comprehensive income. The $0.3 million fair value of the interest rate

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

2. Summary of Significant Accounting Policies (Continued)

swap as of March 31, 2013, is recorded in other accrued expenses and liabilities in the condensed consolidated balance sheets.

        In addition, the Company has an interest rate cap that matures on September 30, 2014. The Company maintains this instrument on its term loan for the sole purpose of cash flow risk management. This term note exposes the Company to variability in interest payments due to changes in interest rates. The derivative instrument does not meet hedge accounting treatment criteria. The Company's interest rate cap is recorded in other assets on the condensed consolidated balance sheets at fair value. The change in fair value of the derivative instrument is recorded as interest expense in the accompanying condensed consolidated statements of operations and comprehensive income.

Income Taxes

        Provisions for income taxes (when applicable) are calculated on reported pretax income based on current tax laws, statutory tax rates and available tax incentives, and planning opportunities in various jurisdictions in which the Company operates. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. The Company recognizes deferred taxes based on the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the condensed consolidated financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse.

        Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The factors used to assess the likelihood of realization are the Company's earnings history, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date.

        The Company evaluates its uncertain tax positions in accordance with Accounting Standards Codification (ASC) 740, Income Taxes. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the condensed consolidated financial statements is the largest amount of benefit determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. Details regarding uncertain tax positions are provided in Note 10.

Product Warranty Costs

        The Company provides a warranty allowance to cover estimated costs of its non-drug medical devices over the related warranty period. Warranty costs are included as part of cost of sales. On an ongoing basis, the product warranty accrual is adjusted for current trends or specific warranty obligations.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

3. Acquisitions

        On June 20, 2012, the Company acquired the assets of Bartor for an estimated total consideration of $25 million. Bartor was the sole supplier of Testopel, and as such, the acquisition allowed the Company to vertically integrate. Bartor's manufacturing facility in New York and related fixed assets have been fair-valued in the aggregate. The Bartor transaction was accounted for as a purchase of a business, and consequently, results of operations reflect the new basis of accounting from the date of the acquisition. Goodwill represents intangible assets that do not qualify for separate recognition and equals the excess of purchase price over the value of the identifiable tangible and intangible assets acquired.

        The components of the acquisition price and allocation to the assets and liabilities based on their estimated fair values at the date of the acquisition were as follows (in thousands):

Land	$430
Fixed assets	20,000
Goodwill, deductible	4,570
Total assets and acquisition price	$25,000

        The purchase price was allocated to identifiable assets acquired based upon their estimated fair values.

        The Company applied the accounting requirements of ASC 805, Business Combinations, for this acquisition.

4. Accounts Receivable and Concentration of Credit Risk

        A significant percentage of the Company's branded pharmaceutical products are sold to end users through a relatively small number of pharmaceutical wholesalers, which make up the primary pharmaceutical distribution chain in the United States. AmerisourceBergen Health Corporation (Amerisource), Cardinal Health, Inc. (Cardinal), and McKesson Drug Company (McKesson) are all distributors of the Company's products. Aside from these three wholesale drug distributors, no other customers accounted for more than 10% of sales or trade receivables for the indicated dates and periods.

        The following table sets forth the percentage of the Company's sales and accounts receivable attributable to these three distributors for the three months ended March 31, 2013 and 2012:

	March 31, 2013		March 31, 2012
	Sales	Accounts Receivable	Sales	Accounts Receivable
Amerisource	4%	3%	6%	8%
Cardinal	11	10	14	14
McKesson	8	17	25	29
Total	23%	30%	45%	51%

        Revenues from these customers are included within the Company's Branded Pharmaceuticals segment. No customers within the Company's Non-drug Medical Devices and Services segment or TRT

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

4. Accounts Receivable and Concentration of Credit Risk (Continued)

segment accounted for greater than 10% of the Company's sales or accounts receivable for the three months ended March 31, 2013 and 2012.

        The Company derives a majority of its revenue from a limited number of products. Products that accounted for 10% or more of the Company's revenue during the three months ended March 31, 2013 and 2012, were as follows:

	March 31, 2013	March 31, 2012
Testopel	52%	42%
Edex	19	22
Theo-24	11	13

        The Company is generally dependent on single-source suppliers for the manufacture and supply of a substantial portion of its branded pharmaceutical products and medical device products. In addition, the Company uses DDN Pharmaceutical Logistics for business processing outsourcing, warehouse, and distribution services.

        No bad debt reserve for branded pharmaceutical receivables has been established as of March 31, 2013 and December 31, 2012. The bad debt reserve was $0.3 million at both March 31, 2013 and December 31, 2012.

        The Company estimates the allowance for doubtful accounts by analyzing those accounts receivable that have reached their due date and by applying rates based upon historical write-off trends and specific reserves. Accounts are written off sooner in the event of a bankruptcy or other circumstances that make further collection unlikely. When deemed probable that a customer account is uncollectible, that balance is written off against the existing allowance.

        To help control its credit exposure, the Company routinely monitors the creditworthiness of customers, reviews outstanding customer balances, and records allowances for bad debts as necessary. Historical credit loss has not been significant. The Company does not require collateral from its customers.

5. Debt

Loan Agreements

        On July 29, 2010, the Company entered into a Credit Agreement (the Original Credit Agreement) with General Electric Capital Corporation (GE Capital) as agent for several financial institutions (the Lenders) to fund a portion of the acquisition of the license and purchase of the products under the UCB Transaction; provide for working capital, capital expenditures, and other general corporate purposes of the Company and fund certain fees and expenses associated with the funding of the Original Credit Agreement; and consummation of the UCB Transaction. The Original Credit Agreement was amended January 20, 2011, increasing the borrowing capacity by an additional $10 million to finance a portion of the Timm acquisition.

        On December 29, 2011, the Company amended the Original Credit Agreement to establish a $70 million, five-year senior secured term loan facility and a $20 million, five-year senior secured

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

5. Debt (Continued)

revolving credit facility (the Amended Credit Agreement) with GE Capital as agent for the Lenders. The Amended Credit Agreement was established primarily to finance the acquisition of Slate and is available for working capital and general corporate purposes. The Amended Credit Agreement also permits additional capacity for swingline loans subject to certain conditions and up to $30 million of additional revolving or term loan commitments from one or more of the existing lenders or other lenders with the consent of GE Capital, without the need for consent from any of the other existing lenders under the Amended Credit Agreement.

        On June 20, 2012, the Company borrowed an additional $26.3 million under the Amended Credit Agreement to finance the acquisition of Bartor.

        At the Company's election, borrowings under the Amended Credit Agreement bear interest at a rate equal to either (i) the base rate (defined as the highest of the Wall Street Journal prime rate, the federal funds rate plus 3%, or LIBOR) plus an applicable margin equal to 3.75% or (ii) LIBOR plus an applicable margin equal to 4.75%.

        On December 29, 2011, the Company also established a $20 million, six-year senior subordinated term loan facility (the Subordinated Facility) with Fifth Street Finance Corp. as Agent and Lender. This term loan is specifically subordinate to the Amended Credit Agreement. The Subordinated Facility was established primarily to finance the acquisition of Slate and is available for working capital and general corporate purposes. Borrowings under the Subordinated Agreement bear interest at an aggregate rate of 13.5% per annum that consists of 12% payable in cash and 1.5% payable in cash or, at the option of the Company, added to the outstanding term loan. During 2012, the Company elected to add the 1.5% of additional interest to the outstanding term loan, resulting in $0.3 million of additional debt principal. The Subordinated Facility shall terminate, and all amounts outstanding thereunder shall be due and payable on December 29, 2017, as specified in the Subordinated Agreement.

Outstanding Balances

        Total debt consists of the following at March 31, 2013 and December 31, 2012 (in thousands):

	March 31, 2013	December 31, 2012
Term debt—Amended Credit Agreement	$90,593	$91,801
Subordinated facility	20,385	20,309
Less current portion	(6,040)	(4,832)

Total long-term debt	104,938	107,278
Less discount, net	(1,972)	(2,116)

Total debt—long-term	$102,966	$105,162

        The effective interest rate of the Company's term debt was approximately 5.8% at March 31, 2013 and December 31, 2012. The effective rate for the subordinated facility was 13.5% at March 31, 2013 and December 31, 2012.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

5. Debt (Continued)

        Future minimum principal payments of the debt as of March 31, 2013, are as follows (in thousands):

2013	$3,700
2014	9,663
2015	12,079
2016	65,227
2017	20,309

Total	$110,978

Covenants

        Both the Amended Credit Agreement and Subordinated Facility (collectively, the Agreements) contain affirmative, negative, and financial covenants. In addition, the Company's obligations under the Agreements could be accelerated upon the occurrence of an event of default under the Agreements, which includes events of default, including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency-related defaults, defaults relating to judgments, defaults relating to certain governmental enforcement actions, and a change of control default. Upon the occurrence of any event of default under the Agreements, the Company is to pay interest equal to an additional 2.0% per annum. The Amended Credit Agreement is secured by substantially all of the Company's assets.

6. Fair Value Measurements

        The Company held certain assets and liabilities that are required to be measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value. Level inputs are defined as follows:

          Level 1—Quoted prices in active markets for identical assets or liabilities on the reporting date.

          Level 2—Inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

          Level 3—Inputs that are unobservable for the asset or liability.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

6. Fair Value Measurements (Continued)

        Assets and liabilities measured at fair values on a recurring basis are summarized as follows (in thousands):

	March 31, 2013				December 31, 2012
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$9,741	$9,741	$—	$—	$15,513	$15,513	$—	$—
Interest rate cap	1	—	1	—	1		1

Total assets	$9,742	$9,741	$1	$—	$15,514	$15,513	$1	$—
Liabilities
Interest rate swap	$349	$—	$349	$—	$225	$—	$225	$—
Contingent considerations	58,110	—	—	58,110	57,660	—	—	57,660

Total liabilities	$58,459	$—	$349	$58,110	$57,885	$—	$225	$57,660

        The Level 2 asset is an interest rate cap whose fair value is derived from discounted cash flows adjusted for nonperformance risk. The Level 2 liability is an interest rate swap whose fair value is derived from discounted cash flows using LIBOR.

        The Level 3 liability is contingent consideration related to the acquisition of product lines, as described in Notes 3 and 7. Fair value is determined using a discounted cash flow model based on assumptions and projections relevant to revenues. Assumptions include the expected value of the options and royalties due on the settlement dates, volatility of product supply, demand and prices, and the Company's cost of debt.

        The activity in the accounts related to the liability measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2013, is as follows (in thousands):

Contingent Consideration
Beginning balance	$57,660
Accretion of discounted liability to fair value	2,840
UCB Transaction option purchase price payment	(177)
Royalty payments	(2,213)

Ending balance	$58,110

        As of March 31, 2013 and December 31, 2012, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and other current assets and liabilities approximates fair value due to the short maturities of these instruments. The carrying value of the note payable approximates fair value due to the financing being a recent transaction with a third party.

7. Leases and Commitments

        The Company has entered into various operating lease agreements for office space. Rental expense amounted to $0.1 million for both the three months ended March 31, 2013 and 2012.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

7. Leases and Commitments (Continued)

        As of March 31, 2013, total future annual minimum lease payments related to noncancelable operating leases are as follows (in thousands):

2013	$560
2014	558
2015	335
2016	343
2017	352
Thereafter	825

$2,973

        On December 29, 2011, the Company executed a sublease of Slate's corporate offices to Sprout Pharmaceuticals, Inc. (Sprout). Pursuant to the terms of the sublease, Sprout leased a small portion of the office through June 29, 2012, and began to lease the entire corporate office space thereafter. Total minimum rentals to be received from Sprout under the noncancelable sublease are $1.6 million over a remaining period of 6.25 years.

        Effective July 29, 2010, the Company completed a transaction to license and acquire six pharmaceutical products from UCB, Inc. (UCB Transaction). In conjunction with the UCB Transaction, the Company entered into a Manufacturing and Supply Agreement (Supply Agreement) with an affiliate of UCB to supply several of the products. Under the Supply Agreement, the applicable products are charged to the Company at a supply price of historical cost plus a 10% markup fee. During 2012, the Company exercised the option to extend the Supply Agreement to 2016. There are no minimum purchase commitments in this Supply Agreement.

        Also in conjunction with the UCB Transaction, the Company assumed another of UCB's supply agreements for one of the products that contains minimum purchase commitments in excess of quantities expected to be sold and consumed by end users in the normal course of business prior to product expiry. UCB is required under the License and Asset Purchase Agreement to reimburse the Company for (a) the incremental product returns of short-dated product (has at least 6 months' but less than 12 months' remaining shelf life prior to expiration) as attributable to dating or expiration over and above the Company's accrual for product returns with respect to the product that is not short-dated product, up to the total amount of such short-dated product actually sold by the Company, and (b) to the extent that the Company is unable to sell any product, supplied after the closing date of the UCB Transaction, before it expires or otherwise becomes unsalable in the normal course, then UCB shall reimburse the Company for the book value of all such expired or unsalable product, to be determined in accordance with GAAP, provided that the aggregate amount that UCB shall be obligated to pay the Company shall not exceed $3 million. The reimbursement due from UCB was $2.4 million at both March 31, 2013 and December 31, 2012.

        As part of the consideration for the UCB, Timm, and Slate acquisitions, the Company could be contractually obligated to pay additional purchase price consideration upon the achievement of certain revenue milestones. The Company updates its assumptions each reporting period, based on new developments, and records such amounts at fair value until such consideration is satisfied.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

7. Leases and Commitments (Continued)

        The table below summarizes management's estimate for contingent consideration payments related to the UCB, Timm, and Slate acquisitions for the years ended December 31, 2013, and beyond assuming all contingent consideration payments occur (in thousands):

2013	$20,821
2014	14,554
2015	18,217
2016	15,355
2017	9,971
Thereafter	21,859

100,777
Less interest discount to fair value	(42,667)

$58,110

8. Equity Membership

        The Limited Liability Company Agreement (the LLC Agreement) created three classes of shares: common units, Class A preferred units, and Class B preferred units. The number of preferred and common units is authorized as the Board determines from time to time. The members' liability under the LLC Agreement is limited to their capital contributions.

Common Units

        Subject to the terms of the LLC Agreement, the Unit Purchase Agreement, and the Securityholders Agreement, the Company is permitted to issue an unlimited number of units designated as common units. As of March 31, 2013, there are 2,979,997 common units issued and outstanding. Each common unit is entitled to one vote (subject to vesting restrictions). To the extent the Board makes distributions, common unitholders participate only after distributions equal to any unpaid yield and unreturned capital, with respect to both the Class A and Class B preferred units, are made. To the extent that certain common units are subject to vesting periods, the Company is required to reserve the portion of the distribution that otherwise would be made with respect to the unvested unit until the unit either vests, in which case the reserved amount is distributed to the holder, or expires or is canceled, acquired, or repurchased by the Company, in which case the amount is distributed among the remaining holders of common units. The common unitholders would also be entitled to certain tax distributions.

Class A Preferred Units

        The Company may issue an unlimited number of Class A preferred units. As of March 31, 2013, there are 107,679 Class A preferred units issued and outstanding. The LLC Agreement provides that any unreturned capital invested in exchange for Class A preferred units is entitled to a preferred yield on such unreturned capital (and unpaid preferred yield), which is accrued on a daily basis at the rate of 8% per annum, compounded quarterly. As of March 31, 2013, the accrued dividends on Class A

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

8. Equity Membership (Continued)

preferred units were $17.5 million. After issuance, each Class A preferred unit would be entitled to one vote on matters submitted to the holders of Class A preferred units.

        To the extent the Board makes distributions, holders of Class A preferred units would have priority over all other unitholders, first, with respect to unpaid yield and, second, with respect to unreturned capital applicable to the Class A preferred units. The Class A preferred unitholders would also be entitled to certain tax distributions.

Class B Preferred Units

        The Company may issue an unlimited number of Class B preferred units. As of March 31, 2013, there are no Class B preferred units issued and outstanding. The LLC Agreement provides that any unreturned capital invested in exchange for Class B preferred units is entitled to a preferred yield on such unreturned capital (and unpaid preferred yield), which is accrued on a daily basis at the rate of 8% per annum, compounded quarterly.

        After issuance, each Class B preferred unit would be entitled to one vote on matters submitted to the unitholders. To the extent the Board makes distributions, holders of Class B preferred units are paid only after distributions equal to any unpaid yield and unreturned capital with respect to the Class A preferred units, but have priority over all common unitholders, first, with respect to unpaid yield and, second, with respect to unreturned capital applicable to the Class B preferred units. The Class B preferred unitholders would also be entitled to certain tax distributions.

        The Company, GTCR, and certain other securityholders of the Company are party to a Securityholders Agreement dated March 2, 2009 (the Securityholders Agreement). The parties to the Securityholders Agreement are generally prohibited from transferring any of the Company's securities without consent by holders of a majority of the Company's securities held by GTCR. The Securityholders Agreement also provides, among other things, (i) customary tag-along rights to other securityholders in the event GTCR intends to transfer its company securities; (ii) first refusal rights in the event of a permitted sale; (iii) customary drag-along rights in the event the Required Interest, as defined (currently, a majority of the common units), approves a sale of the Company; and (iv) an obligation to cooperate in an initial public offering approved by the Board or GTCR. The Company, GTCR, and certain other securityholders of the Company have also entered into a registration rights agreement providing demand and piggyback registration rights with respect to the Company's equity.

9. Revenue Deductions Government Chargebacks

        The majority of the Company's branded pharmaceuticals products are distributed through independent pharmaceutical wholesalers. In accordance with industry practice, sales to wholesalers are initially transacted at wholesale list price. The wholesalers then generally sell to an end user, primarily federal government organizations, including the Veterans Administration, at a lower price previously contractually established between the end user and the Company.

        When the Company initially records a sale to a wholesaler, the sale and resulting receivable are recorded at the Company's list price. However, experience indicates that most of these selling prices will eventually be reduced to a lower, end-user contract price. Therefore, at the time of the sale, a contra asset is recorded for, and revenue is reduced by, the difference between the list price and the

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

9. Revenue Deductions Government Chargebacks (Continued)

estimated average end-user contract price. This contra asset is calculated by product code, taking the expected number of outstanding wholesale units sold that will ultimately be sold under end-user contracts multiplied by the anticipated, weighted-average contract price.

        When the wholesaler ultimately sells the product, the wholesaler charges the Company, or issues a chargeback, for the difference between the list price and the end-user contract price, and such chargeback is offset against the initial estimated contra asset.

        The significant estimates inherent in the initial chargeback provision relate to wholesale units pending chargeback and to the ultimate end-user contract-selling price. The Company bases the estimate for these factors on internal, product-specific sales and chargeback processing experience; estimated wholesaler inventory stocking levels; current contract pricing; expectation for future contract pricing changes; and information management systems (IMS) data. The Company's chargeback provision is potentially affected by a number of market conditions, including competitive pricing, competitive products, and other changes affecting demand in both the distribution channel and with health care providers.

        The Company relies on internal data, external IMS data, and management estimates in order to estimate the amount of inventory in the channel subject to future chargeback. The amount of product in the channel comprises product at the distributor and product that the distributor has yet to report as end-user sales. Physical inventory in the channel is estimated by evaluation of the Company's monthly sales to the wholesalers and the Company's knowledge of inventory turnover at these major wholesalers. The Company estimates yet-to-be-reported end-user sales based on a historical average number of days to process chargeback activities from the date of the end-user sale.

        The provision for chargebacks is presented in the condensed consolidated financial statements as a reduction of revenues. The activity in the accounts related to accrued chargebacks for the three months ended March 31, 2013 and 2012, is as follows (in thousands):

	2013	2012
Balance at January 1	$1,011	$989
Provision for chargebacks	2,365	967
Actual chargebacks	(2,311)	(945)
Balance at March 31	$1,065	$1,011

Cash Discounts

        For branded pharmaceutical products, the Company offers cash discounts, approximating 2% of the gross sales price, as an incentive for prompt payment and occasionally may offer greater discounts and extended payment terms in support of product launches or other promotional programs. The Company's wholesale customers typically pay within terms, and the Company accounts for cash discounts by reducing net sales and accounts receivable by the full amount of the discount offered at the time of sale. The Company considers payment performance and adjusts the accrual to reflect actual experience.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

9. Revenue Deductions Government Chargebacks (Continued)

Sales Returns

        The Company's return policy permits customers to return products within a window of time before and after the expiration of product dating. The Company reserves for product returns and other customer credits at the time of sale by applying historical experience factors. The Company reserves specifically for known outstanding returns and credits. The effect of any changes in estimated returns is taken in the current period's income.

        For returns of established products, the Company determines its estimate of the sales return accrual primarily based on historical experience but also considers other factors that could affect sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, and introductions of competitive new products.

Contractual Allowances

        Contractual allowances, generally rebates or administrative fees, are offered to certain branded pharmaceuticals wholesale customers, group purchasing organizations, and end-user customers. Settlement of rebates and fees may generally occur from one to five months from date of sale. The Company reserves for contractual allowances at the time of sale based on the historical relationship between sales and such allowances. Contractual allowances are reflected in the condensed consolidated financial statements as a reduction of revenues and as a current accrued liability.

Testopel Volume Discounts

        The Company offers discounts ranging from 10% to 20% for each Testopel sales order that exceeds specified volume thresholds. These discounts are offered on an individual order basis. In addition, the Company offers credit card discounts, approximating 5% of the gross sales price, as an incentive for payments at the time of sale.

10. Income Taxes

        Included in the condensed consolidated statements of operations and comprehensive income of the Company are various tax entities, including limited liability companies (treated as partnerships for income tax purposes) and two subchapter C corporations: Slate and Timm. Generally, LLCs taxed as partnerships for income tax purposes do not pay federal or state income taxes at the partnership level. Instead, the owners of LLC interests (members) are liable for income taxes on their respective share of the LLC's taxable income. There are a limited number of states that impose an entity-level tax on LLCs.

        Subchapter C corporations do pay federal and state income taxes on taxable income, including their share of taxable income from investments in LLCs.

        Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. With respect to Slate's investment in Actient Therapeutics LLC, the Company has excluded nondeductible goodwill from the basis differential used to calculate deferred taxes.

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

10. Income Taxes (Continued)

        The Company's effective tax rate for the three months ended March 31, 2013 and 2012, was 179% and (114)%, respectively. The difference between the tax provision computed by applying the statutory federal income tax rate of 34% to income before taxes and the actual income tax provision is due primarily to LLC income (loss) not subject to federal or state income tax, permanent timing differences related to contingent consideration adjustments, state and local taxes, and interest expense accrued on uncertain tax positions.

        The Company accounts for uncertainties in income tax positions under the provisions of ASC 740. The standard utilizes a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the condensed consolidated financial statements. The provisions apply to all material tax positions in all tax jurisdictions for all open tax years. The standard establishes a two-step process for evaluating tax positions. Step 1, Recognition, requires the Company to determine whether a tax position, based solely on its technical merits, has a likelihood of more than 50% (more likely than not) to be sustained upon examination. Step 2, Measurement, which is addressed only if Step 1 has been satisfied, requires the Company to measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon ultimate settlement.

        The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. With certain exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by authorities for years before 2009.

11. Related-Party Transactions

        The Company entered into a professional services agreement with GTCR, principal financial investor in the Company, whereby GTCR provides management and financial consulting services to the Company for an annual management fee equal to $0.5 million. For both the three months ended March 31, 2013 and 2012, the Company paid $0.1 million of management fees to GTCR.

12. Regulatory Matters

        The Company is subject to regulatory oversight by the FDA and other regulatory authorities with respect to the development and manufacturing of its products. Failure to comply with regulatory requirements could have a significant, adverse effect on the Company's business and operations.

13. Litigation

        The Company is from time to time subject to claims and litigation arising in the ordinary course of business. These claims may include patent infringement assertions, product liability assertions, and assertions that the use of the Company's products has caused personal injuries. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to the Company. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general, and administrative expenses. Contingent accruals are recorded when the Company determines that a loss is both probable and reasonably estimable. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse

Actient Holdings LLC

Notes to Condensed Consolidated Financial Statements (Continued)

March 31, 2013

13. Litigation (Continued)

effect on the Company's condensed consolidated financial position, results of operations, or cash flows. Because legal proceedings and other contingencies are inherently unpredictable, the Company's assessments involve significant judgment regarding future events.

14. Subsequent Events

        The Company evaluated events and transactions occurring subsequent to March 31, 2013, through July 10, 2013, the date the condensed consolidated financial statements were available to be issued. During this period, there were no subsequent events requiring recognition in the condensed consolidated financial statements that have not been recorded.

        On April 26, 2013, the Company was acquired by Auxilium Pharmaceuticals, Inc. (Auxilium) for $585 million in cash, warrants to purchase Auxilium common stock, and certain contingent consideration. Regarding the warrants, unitholders will receive 1.25 million of shares of Auxilium common stock with an exercise price of $17.80 per share. Contingent consideration is based upon the achievement of future revenue targets.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of QLT Inc.

        We have audited the accompanying consolidated balance sheets of QLT Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive (loss) income, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of QLT Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE LLP
Chartered Accountants
Vancouver, Canada
February 28, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of QLT Inc.

        We have audited the internal control over financial reporting of QLT Inc. and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 28, 2014 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE LLP
Chartered Accountants
Vancouver, Canada
February 28, 2014

CONSOLIDATED BALANCE SHEETS OF QLT INC.

As at December 31, (In thousands of U.S. dollars)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$118,521	$307,384
Restricted cash (Notes 10, 12, 13)	—	7,500
Accounts receivable, net of allowances for doubtful accounts (Note 4)	4,590	3,960
Contingent consideration—current (Notes 10, 13)	36,582	41,255
Income taxes receivable	77	554
Deferred income tax assets—current (Note 11)	191	644
Assets held for sale (Note 12)	—	300
Prepaid and other assets	1,863	1,442

Total current assets	161,824	363,039
Property, plant and equipment (Note 5)	1,866	2,655
Deferred income tax assets—non-current (Note 11)	177	370
Contingent consideration—non-current (Notes 10, 13)	—	35,154

Total assets	163,867	401,218

LIABILITIES
Current liabilities
Accounts payable	$2,609	$6,121
Accrued liabilities (Note 6)	1,498	2,515
Accrued restructuring charge (Note 9)	130	1,933
Deferred income (Note 12)	—	456

Total current liabilities	4,237	11,025
Uncertain tax position liabilities (Note 11)	1,846	1,875

Total liabilities	6,083	12,900

SHAREHOLDERS' EQUITY
Share capital (Note 8)
Authorized
500,000,000 common shares without par value
5,000,000 first preference shares without par value, issuable in series
Issued and outstanding
Common shares	$466,229	$471,712
December 31, 2013—51,081,878 shares
December 31, 2012—51,589,405 shares
Additional paid-in capital	95,844	296,024
Accumulated deficit	(507,258)	(482,387)
Accumulated other comprehensive income	102,969	102,969

Total shareholders' equity	157,784	388,318

Total shareholders' equity and liabilities	$163,867	$401,218

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

Year ended December 31, (In thousands of U.S. dollars except share and per share information)	2013	2012	2011
Expenses
Research and development	$18,509	$24,578	$23,043
Selling, general and administrative	6,986	15,082	17,059
Depreciation	964	1,165	1,292
Restructuring charges (Note 9)	2,031	13,850	0

	28,490	54,675	41,394

Operating loss	(28,490)	(54,675)	(41,394)
Investment and other income
Net foreign exchange (losses) gains	(32)	(8)	(148)
Interest income	211	244	673
Fair value change in contingent consideration (Notes 10, 13)	2,865	8,215	10,078
Other gains	207	60	613

	3,251	8,511	11,216

Loss from continuing operations before income taxes	(25,239)	(46,164)	(30,178)
(Provision for) recovery of income taxes (Note 11)	(599)	3,900	(1,201)

Loss from continuing operations	(25,838)	(42,264)	(31,379)

Income from discontinued operations, net of income taxes (Note 12)	967	87,962	963

Net (loss) income and comprehensive (loss) income	$(24,871)	$45,698	$(30,416)

Basic and diluted net (loss) income per common share (Note 14)
Continuing operations	$(0.51)	$(0.84)	$(0.63)
Discontinued operations	0.02	1.75	0.02

Net (loss) income per common share	$(0.49)	$0.91	$(0.61)

Weighted average number of common shares outstanding (in thousands) (Note 14)
Basic and diluted	50,909	50,112	50,105

See the accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, (In thousands of U.S. dollars)	2013	2012	2011
Cash used in operating activities
Net (loss) income and comprehensive (loss) income	$(24,871)	$45,698	$(30,416)
Adjustments to reconcile net (loss) income to net cash used in operating activities
Depreciation	964	1,254	1,433
Stock-based compensation and restricted stock based compensation	599	5,751	2,973
Unrealized foreign exchange losses	254	166	131
Deferred income taxes	730	1,779	3,661
Impairment of long-lived assets	64	1,056	—
Recovery on assets held for sale	(153)	—	—
Gain on sale of discontinued operations (Note 12)	(1,053)	(101,412)	—
Gain on sale of long-lived assets	(221)	(45)	(269)
Fair value change in contingent consideration (Notes 10, 13)	1,273	—	—
Changes in non-cash operating assets and liabilities
Accounts receivable	2,306	6,777	1,029
Inventories	—	361	2,118
Prepaid and other assets	(421)	888	2,139
Accounts payable	(2,916)	310	236
Income taxes receivable / payable	478	(265)	(937)
Accrued liabilities	(1,047)	(5,852)	1,324
Accrued restructuring	(1,803)	1,954	—

	(25,817)	(41,580)	(16,578)

Cash provided by investing activities
Net proceeds from sale of long-lived assets	102	767	19
Net proceeds from sale of discontinued operations (Note 12)	8,486	101,461	—
Purchase of property, plant and equipment	(223)	(892)	(3,317)
Proceeds from mortgage receivable	—	5,874	2,004
Proceeds from contingent consideration (Notes 10, 13)	34,599	28,845	30,641
Other	66	—	—

	43,030	136,055	29,347

Cash (used in) provided by financing activities
Common shares repurchased, including fees	(14,079)	(13,096)	(18,839)
Cash distribution paid to common shareholders (Note 8 (b))	(200,000)	—	—
Issuance of common shares	8,317	20,417	2,182

	(205,762)	7,321	(16,657)

Effect of exchange rate changes on cash and cash equivalents	(314)	(9)	7
Net (decrease) increase in cash and cash equivalents	(188,863)	101,787	(3,881)
Cash and cash equivalents, beginning of year	307,384	205,597	209,478
Cash and cash equivalents, end of year	$118,521	$307,384	$205,597

Supplementary cash flow information:
Income taxes paid	$—	$392	$994

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares				Accumulated Other Comprehensive Income(1)
(All amounts except share and per share information are expressed in thousands of U.S. dollars)			Additional Paid-in Capital	Accumulated Deficit		Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2011	51,154,392	$479,998	$287,646	$(497,669)	$102,969	$372,944
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.20 per share	451,867	3,226	(931)			2,295
Stock-based compensation			3,021			3,021
Common share repurchase	(2,678,517)	(25,106)	6,267			(18,839)
Net loss and comprehensive loss				(30,416)		(30,416)

Balance at December 31, 2011	48,927,742	$458,118	$296,003	$(528,085)	$102,969	$329,005
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.23 per share	4,408,867	29,666	(8,257)			21,409
Stock-based compensation			5,902			5,902
Common share repurchase	(1,747,204)	(16,072)	2,376			(13,696)
Net income and comprehensive income				45,698		45,698

Balance at December 31, 2012	51,589,405	$471,712	$296,024	$(482,387)	$102,969	$388,318
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.23 per share	1,183,952	9,978	(2,761)			7,217
Stock-based compensation			567			567
Restricted stock compensation			32			32
Common share repurchase	(1,691,479)	(15,461)	1,982			(13,479)
Cash distribution to common shareholders at $3.92 per share (Note 8 (b))			(200,000)			(200,000)
Net loss and comprehensive loss				(24,871)		(24,871)

Balance at December 31, 2013	51,081,878	$466,229	$95,844	$(507,258)	$102,969	$157,784

(1)
At December 31, 2013, our accumulated other comprehensive income is entirely related to historical cumulative translation adjustments from the application of U.S. dollar reporting when the functional currency of QLT Inc. was the Canadian dollar. See Note 3—Significant Accounting Policies .

See the accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        Throughout this joint proxy statement/prospectus, the words "we," "us," "our," "the Company" and "QLT" refer to QLT Inc. and its wholly owned subsidiaries, QLT Plug Delivery, Inc., QLT Therapeutics, Inc. and QLT Ophthalmics, Inc., unless stated otherwise.

        QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. On July 9, 2012, as a result of a comprehensive business and portfolio review by our Board of Directors, we announced a new corporate strategy and plans to restructure our operations in order to concentrate our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. In connection with the strategic restructuring, on September 24, 2012, we completed the sale of our Visudyne business to Valeant Pharmaceuticals International, Inc. ("Valeant") pursuant to the terms of an asset purchase agreement (the "Valeant Agreement"). On April 3, 2013, we completed the sale of our punctual plug drug delivery system technology (the "PPDS Technology") to Mati Therapeutics Inc. ("Mati") pursuant to the terms of an asset purchase agreement (the "Mati Agreement"). See Note 12—Discontinued Operations and Assets Held for Sale. In parallel with our continued development efforts on QLT091001, in November 2013, we announced that we commenced a review of strategic alternatives for the Company and engaged Credit Suisse to act as our financial advisor.

1. BASIS OF PRESENTATION

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All amounts herein are expressed in U.S. dollars unless otherwise noted.

        In accordance with Accounting Standards Codification ("ASC") No. 205-20—Discontinued Operations, the results of operations relating to our PPDS Technology and Visudyne business have been excluded from continuing operations and are reported as discontinued operations for the current and prior periods. See Note 12—Discontinued Operations and Assets Held for Sale.

        In management's opinion, the audited consolidated financial statements reflect all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position of QLT as at December 31, 2013 and the result of operations and cash flows for all periods presented.

2. PRINCIPLES OF CONSOLIDATION

        These consolidated financial statements include the accounts of QLT and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods presented. Significant estimates include, but are not limited to, accounts receivable valuation provisions, contingent consideration measured at fair value, allocation of overhead expenses to research and development, stock-based compensation, restructuring costs and provisions for taxes, tax assets and liabilities. Actual results may differ from estimates made by management.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reporting Currency

        QLT's functional and reporting currency is the U.S. dollar. Given that the Company has significant U.S. denominated expenditures and cash flows, the U.S. dollar functional currency is reflective of the primary currency in which QLT operates. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. The resulting foreign exchange gains (losses) are included in income or loss for the period. Foreign denominated expenses are translated at the approximate exchange rate in effect at the time of the transaction. The resulting foreign exchange gains and losses are included in income or loss for the period.

Segment Information

        We operate in one industry segment, which is the business of developing, manufacturing, and commercializing opportunities in ophthalmology. As at the date of this joint proxy statement/prospectus, our clinical development programs are solely focused on our synthetic retinoid, QLT091001. Our chief operating decision maker reviews our operating results and manages our operations as a single operating segment.

Discontinued Operations and Assets Held for Sale

        We consider assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale. Upon designation as held for sale, the carrying value of the assets is recorded at the lower of their carrying value and their estimated fair value. We cease to record depreciation or amortization expense at that time.

        The results of operations, including the gain on disposal for businesses that are classified as held for sale, are excluded from continuing operations and reported as discontinued operations for all periods presented. Other than the provision of certain transition services described in Note 12—Discontinued Operations and Assets Held for Sale, we have not had any significant continued involvement with the Visudyne business or the PPDS Technology following their sale. Amounts billed to Valeant and Mati in connection with the provision of these transition services are included within discontinued operations.

Cash and Cash Equivalents and Restricted Cash

        Cash and cash equivalents and restricted cash include highly liquid investments with insignificant interest rate risk and original maturities of three months or less from the date of purchase. Cash and cash equivalents and restricted cash are considered available-for-sale. They are recorded at fair value and include any unrealized holding gains and losses.

Property, Plant and Equipment

        We depreciate property, plant and equipment using the straight-line method over their estimated economic lives, which range from three to five years. Determining the economic lives of property, plant and equipment requires us to make significant judgments that may materially impact our operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Property, plant and equipment are recorded at cost and are amortized as follows:

Years
Office furnishings, fixtures and other assets	5
Research equipment	5
Commercial manufacturing equipment	5
Computer hardware and operating system	3 - 5

        Leasehold improvements are depreciated over their expected useful lives, which are limited by the lease term, except where the lease renewal is determined to be reasonably assured and failure to renew the lease would impose a significant penalty on the Company.

        We evaluate our long-lived assets annually for potential impairment at year end. However, whenever specific events or changes in circumstances suggest that the carrying amount of an asset or group of assets is not recoverable, we will perform these evaluations more frequently. An estimate of undiscounted future cash flows generated by the long-lived asset is compared to the carrying value to determine whether impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written-down to their estimated fair values. See Note 9—Restructuring Charges.

Stock-Based Compensation

        ASC topic 718 requires stock-based compensation expense, which is measured at fair value on the grant date, to be recognized in the statement of operations over the period in which a grantee is required to provide services in exchange for the stock award. Compensation expense recognition provisions are applicable to new awards as well as previously granted awards which are modified, repurchased or cancelled after the adoption date. We recognize stock-based compensation expense based on the estimated grant date fair value using the Black-Scholes valuation model, adjusted for estimated forfeitures. When estimating forfeitures, we consider voluntary terminations and trends of actual stock option forfeitures.

        The Company has a Directors' Deferred Share Unit Plan ("DDSU Plan") for our directors. We recognize compensation expense for Deferred Share Units ("DSU's") based on the market price of the Company's stock. A vested DSU is convertible to cash only. The financial obligations related to the future settlement of these DSU's are recognized as compensation expense and accrued liabilities as the DSU's vest. Each reporting period, these obligations are revalued for changes in the market value of QLT's common shares.

        During 2013, the Company issued Restricted Stock Units ("RSU's") to its directors as consideration for their provision of future services as directors (see Note 8(f)). Restricted stock-based compensation expense is measured based on the fair value market price of QLT's common shares on the grant date and is recognized over the requisite service period, which coincides with the vesting period. RSU's can only be exchanged and settled for QLT's common shares, on a one-to-one basis, upon vesting.

Research and Development

        Research and development costs, including certain acquired in-process research and development related to acquired assets or groups of assets that do not meet the definition of a business under

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

applicable accounting standards, are expensed as incurred. These costs generally consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with our various research and development programs. Overhead expenses comprise general and administrative costs incurred to support research and development programs such as rent, facility maintenance, utilities, office services, information technology, legal, accounting and human resources. Patent application, filing and defense costs are expensed as incurred.

Income Taxes

        Income taxes are reported using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (i) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (ii) operating loss and tax credit carry forwards using applicable enacted tax rates. An increase or decrease in these tax rates will increase or decrease the carrying value of deferred net tax assets resulting in an increase or decrease to net income. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes. The realization of our deferred tax assets is primarily dependent on generating sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset may not be realized. Changes in valuation allowances are included in our tax provision, or included within discontinued operations in the period of change.

Contingent Consideration

        Contingent consideration arising from the sale of QLT USA and our Visudyne business is measured at fair value. Contingent consideration is revalued at each reporting period and changes are included in continuing operations. See Notes 10 and 13—Contingent Consideration.

Contingencies Related to Legal Proceedings

        We record a liability in the consolidated financial statements for litigation related matters when a loss is considered probable and the amount can be reasonably estimated. If the loss is not probable or a range cannot reasonably be estimated, no liability is recorded in the consolidated financial statements.

Net (Loss) Income Per Common Share

        Basic net (loss) income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of common shares potentially issuable from outstanding stock options.

Fair Value of Financial Assets and Liabilities

        The carrying values of cash and cash equivalents, trade receivables and payables, and contingent consideration approximate fair value. We estimate the fair value of our financial instruments using the market approach. The fair values of our financial instruments reflect the amounts that would be received in connection with the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Pronouncements

        In October 2012, the Financial Accounting Standards Board ("FASB") issued ASU No. 2012-04, Technical Corrections and Improvements. This update features certain technical corrections and conforming amendments to a wide range of fair value topics in the Accounting Standards Codification. The guidance was issued to correct and clarify prevailing fair value measurement and disclosure requirements in order to ensure that they conform to the current definition of fair value. The amendments in this update are effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 did not have a material impact on our financial position or results of operations.

Recently Issued Accounting Pronouncements

        In July 2013, the FASB issued ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 requires companies to present an unrecognized tax benefit or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward, unless certain conditions exist. This update is effective for public entities for years, and interim periods within those years, beginning after December 15, 2013. Management is currently assessing the impact of ASU No. 2013-11 on the Company's consolidated financial statements.

4. ACCOUNTS RECEIVABLE

(In thousands of U.S. dollars)	2013	2012
Accounts receivable—Laser Earn-Out Payment(i)	$4,000	$—
Accounts receivable—Transition Services(ii)	—	2,259
Accounts receivable—Other	590	1,701

	$4,590	$3,960

(i)
Accounts receivable relates to a milestone payment owing from Valeant related to the receipt of the premarket approval application ("PMA") supplement for the Qcellus laser from the U.S. Food and Drug Administration ("FDA") on September 26, 2013. Refer to Note 10—Contingent Consideration and Note 12—Discontinued Operations and Assets Held for Sale for more information.

(ii)
Accounts receivable relates to amounts owing from Valeant and Mati for services provided pursuant to respective transition services agreements in connection with the sale of our Visudyne business in 2012 and our PPDS Technology in 2013. Refer to Note 12 Discontinued Operations and Assets Held for Sale for more information. During the year ended December 31, 2013, we recorded a $0.1 million allowance for doubtful accounts provision against these accounts receivable balances (December 31, 2012—nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2013
(In thousands of U.S. dollars)	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$464	$292	$172
Office furnishings, fixtures, and other	258	192	66
Research equipment	3,461	2,184	1,277
Computer hardware and operating system	11,408	11,057	351

	$15,591	$13,725	$1,866

	December 31, 2012
(In thousands of U.S. dollars)	Cost	Accumulated Depreciation	Net Book Value
Leasehold improvements	$244	$212	$32
Office furnishings, fixtures, and other	297	169	128
Research equipment	3,767	1,844	1,923
Commercial manufacturing equipment	8	8	—
Computer hardware and operating system	11,411	10,839	572

	$15,727	$13,072	$2,655

        During the year ended December 31, 2013, we recorded an impairment charge of $0.1 million related to certain property, plant and equipment that was no longer in use.

        In connection with our 2012 restructuring, we impaired $1.1 million of property, plant, and equipment used for activities which were eliminated pursuant to our restructuring. This impairment charge has been included within the restructuring charges line. See Note 9—Restructuring Charges.

6. ACCRUED LIABILITIES

(In thousands of U.S. dollars)	December 31, 2013	December 31, 2012
Compensation	$1,211	$2,270
Directors' Deferred Share Units compensation ("DSU")	265	96
Royalties	—	149
Other	22	—

	$1,498	$2,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. FOREIGN EXCHANGE FACILITY

        We have a foreign exchange facility (the "Facility") with HSBC Bank of Canada for the sole purpose of entering into foreign exchange contracts. The Facility previously allowed us to enter into a maximum of $50.0 million in spot or forward foreign exchange contracts for terms up to fifteen months. Effective April 23, 2013, we entered into an amendment with HSBC Bank of Canada (the "Amendment") which reduced the limit applicable to forward foreign exchange contracts to $12.5 million for terms up to one month. The Amendment also reduced the limit applicable to spot foreign exchange contracts to $10.0 million. All other terms and conditions governing the Facility remain the same.

        The Facility requires security in the form of cash or money market instruments based on the contingent credit exposure for any outstanding foreign exchange transactions. At December 31, 2013 and December 31, 2012, no collateral has been pledged as security for this facility given that we do not have any foreign exchange contracts outstanding.

8. SHARE CAPITAL

(a)    Authorized Shares

        There were no changes to the authorized share capital of QLT for the years ended December 31, 2013 and 2012.

(b)    Cash Distribution

        On June 27, 2013, we completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of the Company's common shares (the "Cash Distribution"). The Cash Distribution was approved by the Company's shareholders at QLT's annual and special shareholders' meeting on June 14, 2013. All shareholders of record as at June 24, 2013 (the "Record Date") were eligible to participate in the Cash Distribution and received a payment of approximately $3.92 per share based upon the 51,081,878 common shares issued and outstanding on the Record Date.

(c)    Share Repurchase Program

        On October 2, 2012, we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, which represented 10% of our public float as of September 26, 2012. All purchases were effected in the open market through the facilities of the NASDAQ Stock Market in accordance with all applicable regulatory requirements. During the years ended December 31, 2013 and 2012, we repurchased 1,691,479 and 1,747,204 common shares under the terms of this bid at a cost of $13.5 million (average price of $7.97 per common share) and $13.7 million (average price of $7.84 per common share), respectively. The bid was completed on March 12, 2013. We retired all of these shares as they were acquired. In connection with this retirement, we recorded an increase in additional paid-in capital of $2.0 million in 2013 and $2.4 million in 2012.

        On December 16, 2010, we commenced a normal course issuer bid to repurchase of up to 3,615,285 of our common shares, which represented 10% of our public float as of December 9, 2010. All purchases were effected in the open market through the facilities of the NASDAQ Stock Market, and in accordance with all applicable regulatory requirements. Under the terms of the bid, we repurchased 2,678,517 common shares during the year ended December 31, 2011 at a cost of $18.8 million (average price of $7.03 per common share). This bid expired on December 15, 2011. We

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

retired all of these shares as they were acquired. In connection with this retirement, we recorded an increase in additional paid-in-capital of $6.3 million in 2011.

(d)    Stock Options

        We currently have one equity compensation plan, the QLT 2000 Incentive Stock Plan (as amended, the "Plan"), which provides for the issuance of common shares to directors, officers, employees and consultants of QLT and its affiliates. Effective on April 25, 2013, the Company's Board of Directors amended and restated the Plan to increase the number of the Company's common shares, without par value, available for grant under the Plan from 7,800,000 to 11,800,000 and make certain other amendments to the Plan. The amendment and restatement of the Plan was subject to shareholder approval, which was obtained on June 14, 2013. On July 29, 2013, the Company filed a registration statement to register the issuance of up to 4,000,000 additional common shares that may be issued under the Plan as a result of the amendment to the Plan. No financial assistance is provided by us to the participants under the Plan. Below is a summary of the principal terms of the Plan:

        Awards.    The Plan provides for grants of stock options (both incentive stock options and nonqualified stock options) and RSUs to eligible persons. Each award must be evidenced by a written award agreement with terms and conditions consistent with the Plan.

        Share Reserve.    We have reserved an aggregate of 11,800,000 common shares for issuance under the Plan. Common shares subject to an award of stock options or RSUs that terminates, expires or lapses for any reason are made available under subsequent awards under the Plan. The number of common shares with respect to one or more stock options that can be granted to any one individual in any one calendar year is 2,000,000 common shares.

        Administration.    The Compensation Committee of the Board of Directors administers the Plan.

        Eligibility.    The directors, officers, employees and consultants of QLT or its affiliates who are or will be considered important to our success, as determined by the Compensation Committee, are eligible to participate in the Plan.

        Grant of Awards.    Subject to the terms of the Plan, the Compensation Committee may grant to any eligible person one or more options or RSUs as it deems appropriate. The Compensation Committee may also impose such limitations or conditions on the exercise or vesting of any award as it deems appropriate.

        Options expire automatically on the earlier of (i) the date on which such option is exercised in respect of all of the common shares that may be purchased under the Plan, and (ii) the expiration date fixed by the Compensation Committee at the granting of such options, which date will not be more than ten years from the date of grant. Options that would otherwise expire within, or within two business days after the end of, a "black-out" period established by QLT will not expire until the tenth business day after the earlier of the end of such black-out period or, provided the black-out period has ended, the expiry date. Early termination of stock options or RSUs in the event of termination of service, death or disability are subject to the specific terms of each applicable award agreement. Generally, unvested options cease to vest immediately on termination of service and vested options terminate 90 days after termination of service. Unvested RSUs are automatically forfeited, terminated and cancelled immediately on termination of service without payment of any consideration by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

        Exercise Price.    The exercise price of options granted is determined by the Compensation Committee, but is in no event less than the closing price of our common shares on the Toronto Stock Exchange ("TSX") on the date of grant. RSUs may be granted pursuant to the Plan with no consideration from the participant.

        Vesting.    Vesting of awards is determined on the grant date in the discretion of the Compensation Committee. With certain exceptions, our general practice has been to grant options that vest over thirty-six (36) months. RSU grants to date have been awarded only to our directors and vest in three (3) successive and equal yearly installments on the date of each of the first three annual general meetings of the Company held after the date of grant. Upon vesting, each RSU represents the right to receive one common share of the Company. In certain circumstances, such as a change of control, the vesting provisions applicable to unvested options and RSUs may be accelerated subject to the Compensation Committee and/or board's discretion and approval.

        Transferability.    No award may be transferred or assigned except by will or by operation of the laws of devolution or distribution and descent or pursuant to a qualified domestic relations order, as defined by the U.S. Internal Revenue Code of 1986, and may be exercised only by a grantee during his or her lifetime.

        Amendments or Terminations.    The Plan will terminate on April 25, 2023. The Compensation Committee, subject to approval of the Board of Directors, may terminate, amend or modify the Plan at any time prior to this; provided, however, that shareholder approval will be obtained (i) to increase the number of common shares available under the Plan, (ii) to amend the terms of any outstanding option to reduce the per share exercise price, (iii) to cancel any outstanding option in exchange for cash or another option or award having an exercise price that is less than the exercise price of the original option, (iv) to extend the term of any option beyond the original expiration date, (v) to permit the transfer or assignment of any award in any manner other than as permitted by the Plan, (vi) to grant any award under the Plan if the Plan has been suspended or terminated, and (vii) to make any amendments to the powers of the Compensation Committee to suspend, amend or terminate the Plan as specified in the Plan. Any other amendments can be made to the Plan by the Compensation Committee without shareholder approval.

        Valuation.    We use the Black-Scholes option pricing model to estimate the value of the options at each grant date. The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We project expected volatility and expected life of our stock options based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of our stock options.

        As at December 31, 2013, options to purchase an aggregate total of 1,407,529 million common shares were outstanding under the Plan and exercisable in the future at prices ranging between CAD $4.54 and CAD $7.23 per common share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

        Stock option activity with respect to our Plan is presented below:

(In CAD dollars)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2011	6,100,101	$5.49
Granted	1,430,900	7.19
Exercised	(451,867)	4.98
Forfeited and expired	(1,030,937)	8.36

Outstanding at December 31, 2011	6,048,197	5.44
Granted	889,250	7.06
Exercised	(4,408,867)	4.82
Forfeited and expired	(1,112,564)	8.12

Outstanding at December 31, 2012	1,416,016	6.25
Granted	1,312,000	4.76
Exercised	(1,183,952)	7.99
Forfeited and expired	(136,535)	6.28

Outstanding at December 31, 2013	1,407,529	4.94	9.10
Exercisable at December 31, 2013	257,332	$5.37	7.79
        As of December 31, 2013, the number of options issued and outstanding under the Plan represents 2.8% (2012—2.7%, 2011—12%) of the issued and outstanding common shares.

        On November 22, 2013 the Board of Directors granted an aggregate of 350,000 stock options. Of these stock options, 325,000 vest and become exercisable in six (6) successive and equal monthly installments from the grant date and 25,000 vest and become exercisable in thirty-six (36) successive and equal monthly installments from the grant date. Furthermore, the options have an exercise price of CAD$5.38 per common share, which is equal to the closing price of the Company's common shares on the TSX on the date of grant.

        On July 15, 2013, the Board of Directors granted an aggregate of 962,000 stock options. These stock options vest and become exercisable in thirty-six (36) successive and equal monthly installments from the grant date. Furthermore, they have an exercise price of CAD $4.54 per common share, which is equal to the closing price of the Company's common shares on the TSX on the date of grant.

        The following weighted average assumptions (no dividends are assumed) were used to value stock options granted in each of the following years:

	2013	2012	2011
Annualized volatility	46.0%	46.8%	48.8%
Risk-free interest rate	2.0%	1.0%	2.1%
Expected life (years)	6.5	3.8	3.7

        The weighted average grant date fair value of stock options granted during the year ended December 31, 2013 was CAD $2.28 (year ended December 31, 2012—$2.55; year ended December 31, 2011—CAD $2.78).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

        The impact on our results of operations of recording stock option compensation for the years ended December 31, 2013, 2012, and 2011 is as follows:

(In thousands of U.S. dollars)	2013	2012(1)	2011
Research and development	$358	$1,537	$708
Selling, general and administrative	209	1,783	1,316
Discontinued operations	—	2,431	949

Stock-based compensation expense before income taxes	567	5,751	2,973
Related income tax benefits	—	(539)	(162)

Stock-based compensation, net of income taxes(2)	$567	$5,212	$2,811

(1)
Approximately $4.3 million of the 2012 stock-based compensation expense relates to the accelerated vesting of 1,670,306 stock options in connection with the change in control resulting from the election of a new Board of the Directors at the Company's annual meeting of shareholders on June 4, 2012.

(2)
The total share-based compensation capitalized as part of inventory and the related tax benefits recorded were negligible for all periods presented.

        As at December 31, 2013, 1,150,197 stock options were unvested (2012—143,965, 2011—1,801,803). As at December 31, 2013, the total estimated unrecognized compensation cost related to unvested stock options and the expected weighted average periods over which such costs are expected to be recognized is as follows:

December 31, 2013
Unrecognized estimated compensation costs (in thousands of U.S. dollars)	$2,527
Expected weighted average period of recognition of compensation cost (in months)	29
Expected weighted average period of compensation cost to be recognized (in years)	1.99

        The aggregate intrinsic values of options outstanding and exercisable as at December 31, 2013, 2012 and 2011 are as follows:

(In thousands of CAD dollars)	2013	2012	2011
Aggregate intrinsic value of options outstanding	$1,572	$2,192	$12,406
Aggregate intrinsic value of options exercisable	224	2,083	10,903

        New common shares are issued upon exercise of stock options. The intrinsic value of stock options exercised and the related cash from exercise of stock options during the years ended December 31, 2013, 2012 and 2011 are as follows:

(In thousands of U.S. dollars)	2013	2012	2011
Intrinsic value of stock options exercised	$2,171	$13,184	$1,022
Cash from exercise of stock options	7,217	21,409	2,295

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

(e)    Deferred Share Units

        Under the DDSU Plan, at the discretion of the Board of Directors, directors can receive all or a percentage of their equity-based compensation in the form of DSU's. DSU's vest in thirty-six (36) successive and equal monthly installments beginning on the first day of the first month after the grant date. A vested DSU can only be settled by conversion to cash (no share is issued), and is automatically converted after the director ceases to be a member of the Board unless the director is removed from the Board for just cause. Prior to conversion, the value of each DSU, at any point in time, is equivalent to the latest closing price of QLT's common shares on the TSX on that trading day. When converted to cash, the value of a vested DSU is equivalent to the closing price of a QLT common share on the trading day immediately prior to the conversion date. On July 15, 2013, 88,000 DSU's were issued to directors in accordance with the terms of the DDSU Plan.

        DSU activity is presented below.

Number of DSUs
Outstanding at January 1, 2011	270,000
Granted	60,000
Redeemed	—
Cancelled	—

Outstanding at December 31, 2011	330,000
Granted	88,000
Redeemed	(330,000)
Cancelled	—

Outstanding at December 31, 2012	88,000
Granted	88,000
Redeemed	(6,111)
Cancelled	(15,889)

Outstanding at December 31, 2013	154,000
Vested at December 31, 2013	47,056

        The obligation to pay the cash amount is recorded as a liability in our financial statements and is marked-to-market in each reporting period. See Note 6—Accrued Liabilities. Cash payments under the DDSU Plan during the years ended December 31, 2013, 2012 and 2011 were as follows:

(In thousands of U.S. dollars)	2013(2)	2012(1)	2011
Cash payments under the DDSU plan	$28	$2,523	$0

(1)
On June 4, 2012, a new Board of Directors was elected at the Company's annual shareholders' meeting. As a result, upon departure of the previous Board of Directors, $2.5 million was paid out to these former directors in accordance with the terms of the DDSU Plan.

(2)
In connection with Vicente Anido Jr.'s resignation from the Board of Directors effective November 9, 2013, the Company paid $0.03 million to Mr. Anido in accordance with the terms of the DDSU Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. SHARE CAPITAL (Continued)

        The impact on our results of operations of recording DSU compensation for the years ended December 31, 2013, 2012 and 2011 is as follows:

(In thousands of U.S. dollars)	2013	2012(1)	2011
Research and development	$77	$246	$120
Selling, general and administrative	129	580	322

Deferred share unit compensation expense	$206	$826	$442

(1)
The DSU compensation for the year ended December 31, 2012 includes $0.3 million related to accelerated vesting of 42,500 DSU's held by the previous Board of Directors in connection with the election of a new Board of Directors at the Company's annual meeting of shareholders on June 4, 2012 and consequent departure of the previous Board of Directors.

(f)    Restricted Stock Units

        On July 15, 2013, 48,000 RSU's were issued to directors under the Plan in consideration of their provision of future services as directors. The RSU's vest in three (3) successive and equal yearly installments on the date of each of the first three annual general meetings of the Company held after the date of grant. Upon vesting, each RSU represents the right to receive one common share of the Company.

        Restricted stock-based compensation expense was measured at fair value based on the CAD $4.54 market price of QLT's common shares on the July 15, 2013 grant date. The weighted average grant date fair value of the RSU's during the year ended December 31, 2013 was therefore CAD $4.54. The full cost of the restricted stock-based compensation expense will be recognized over the three year vesting period, which is the requisite service period. During the year ended December 31, 2013, we recognized $0.01 million and $0.02 million of restricted stock based compensation expense in research and development expense and selling, general and administrative expense, respectively.

        On November 9, 2013, 6,000 RSU's were cancelled in connection with Vicente Anido Jr.'s resignation from the Board of Directors. As at December 31, 2013, 42,000 RSU's remain unvested. As at December 31, 2013, the total estimated unrecognized compensation cost related to RSU's was $0.2 million and the weighted average period over which such costs are expected to be recognized is 2.54 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. RESTRUCTURING CHARGES

        In July 2012 we restructured our operations in order to focus our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. Following the sale of Visudyne to Valeant, we further reduced our workforce to better align the Company's resources with our corporate objectives. Approximately 180 employees have been affected by the restructuring to date. Severance and support provisions have been made to assist these employees with outplacement. During the year ended December 31, 2012, we recorded $16.9 million of restructuring charges of which $3.1 million was included in discontinued operations. Restructuring charges in 2012 include impairment charges on property, plant, and equipment of $1.1 million related to equipment used for activities which were eliminated pursuant to our restructuring and $1.0 million of lease costs related to excess office space. During the year ended December 31, 2013, we recorded further restructuring charges of $2.0 million.

        Effective December 18, 2013, we entered into a letter agreement with Alexander R. Lussow, the Company's Senior Vice President, Business Development and Commercial Operations, in which we, among other things, agreed to terminate him on either March 31, 2014, April 30, 2014 or May 31, 2014, at the Company's discretion.

        The letter agreement also confirmed that, upon such termination, Mr. Lussow would be entitled to severance benefits under the change of control letter, dated June 30, 2006, between the Company and Mr. Lussow as a result of the change of control that occurred at the Company's 2012 Annual General Meeting. Mr. Lussow has agreed not to resign prior to such termination date and to perform his duties up to his termination in a manner consistent with his current performance.

        Depending on Mr. Lussow's future termination date, the estimated cost of his severance and termination benefits are expected to range between $1.0 million to $1.1 million. In accordance with ASC No. 420—Exit or Disposal Cost Obligations, we are ratably recognizing the cost of Mr. Lussow's estimated severance and termination benefits over the expected service period. As at December 31, 2013, we have recognized $0.1 million of this expected obligation in our restructuring accrual.

        The details of our restructuring accrual and activity are as follows:

(In thousands of U.S. dollars)	Employee Termination Costs(1)	Asset Write-downs	Contract Termination Costs(2)	Other	Total
Restructuring charge	$13,016		$834		$13,850
Foreign exchange	20				20
Cash payments	(13,243)		(718)		(13,961)
Discontinued operations	1,561	1,056	463		3,080
Non-cash portion		(1,056)			(1,056)

Balance at December 31, 2012	1,354	—	579	—	1,933
Restructuring charge	1,542		266	223	2,031
Foreign exchange	—				—
Cash payments	(2,880)		(942)	(223)	(4,045)
Discontinued operations	114	(304)	97		(93)
Non-cash portion		304			304

Balance at December 31, 2013	$130	$—	$—	$—	$130

(1)
Costs include severance, termination benefits, and outplacement support.

(2)
Costs include lease costs related to excess office space.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. CONTINGENT CONSIDERATION

Related to the Sale of QLT USA, Inc.

        On October 1, 2009, we divested the Eligard® product line as part of the sale of all of the shares of our U.S. subsidiary, QLT USA, to Tolmar for up to an aggregate $230.0 million plus cash on hand of $118.3 million. Pursuant to the stock purchase agreement with Tolmar, we received $20.0 million on closing and $10.0 million on October 1, 2010 and we are entitled to future consideration payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license agreement with Sanofi Synthelabo Inc. for the commercial marketing of Eligard in the U.S. and Canada, and the license agreement with MediGene Aktiengesellschaft which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd., for the commercial marketing of Eligard in Europe. The estimated fair value of these expected future quarterly payments is reflected as contingent consideration on our consolidated balance sheet and represents a non-cash investing activity. We are entitled to these payments until the earlier of our receipt of $200.0 million of such royalties or October 1, 2024.

        During the year ended December 31, 2013, proceeds received from the collection of the contingent consideration totaled $38.7 million (2012—$37.1 million, 2011—$40.7 million). Approximately $34.6 million of these proceeds have been reflected as cash provided by investing activities in the consolidated statements of cash flows (2012—$28.9 million, 2011—$30.6 million). The remaining $4.1 million of proceeds (2012—$8.4 million, 2011—$10.1 million) was recognized as the fair value increase in contingent consideration on the consolidated statement of operations and comprehensive (loss) income and is therefore reflected in the net (loss) income and comprehensive (loss) income line as part of the cash used in operating activities in the consolidated statements of cash flows.

        As of December 31, 2013, we have received an aggregate of $162.0 million (2012—$123.3 million, 2011—$86.1 million) of Eligard related contingent consideration and expect to receive the remaining $38.0 million (2012—$76.7 million, 2011—$113.9 million) over the next four quarters in 2014. Our continued receipt of contingent consideration under the terms of the stock purchase agreement is dependent upon the level of sales of Eligard by Sanofi and Astellas, which could vary significantly due to competition, manufacturing difficulties and other factors.

Related to the Sale of Visudyne

        On September 24, 2012, we completed the sale of our Visudyne business to Valeant. Pursuant to the Valeant Agreement, we received a payment of $112.5 million at closing, of which $7.5 million (previously held in escrow) was released to us on September 26, 2013. These funds were held in escrow for one year following the closing date to satisfy any potential indemnification claims that Valeant may have had. Subject to the achievement of certain future milestones, we are also eligible to receive the following additional consideration: (i) a milestone payment of $5.0 million if receipt of the registration required for commercial sale of the Qcellus laser in the United States (the "Laser Registration") is obtained by December 31, 2013, $2.5 million if the Laser Registration is obtained after December 31, 2013 but before January 1, 2015, and $0 if the Laser Registration is obtained thereafter (the "Laser Earn-Out Payment"); (ii) up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million pursuant to the Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement with Novartis Pharma AG (the "Novartis Agreement") or from other third-party sales of Visudyne outside of the United States; and (iii) a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the United States Food and Drug Administration (the "FDA").

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. CONTINGENT CONSIDERATION (Continued)

        On September 26, 2013, the FDA approved the premarket approval application ("PMA") supplement for the Qcellus laser and on October 10, 2013, we invoiced Valeant for the $5.0 million Laser Earn-Out Payment. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with regard to the Qcellus laser. While we believe that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and we may have difficulty collecting the Laser Earn-Out Payment in full.

        As a result of the dispute, during the year ended December 31, 2013, we recorded a $0.8 million decrease in the fair value of our contingent consideration pertaining to the Laser Earn-Out Payment to reflect the increased uncertainty related to collection risk. As at December 31, 2013, the $5.0 million Laser Earn-Out Payment is recorded in accounts receivable on our consolidated balance sheet net of $1.0 million of estimated collection costs to account for the increased uncertainty related to collection risk. The remaining estimated fair value of the contingent consideration, which relates to estimated future net royalties pursuant to the Novartis Agreement, is currently valued at nil.

        We received no proceeds related to the collection of the contingent consideration for the sale of Visudyne during the year ended December 31, 2013. In addition to the $0.8 million fair value decrease described above, we also recorded a net $0.5 million decrease in the fair value of our contingent consideration related to a revision in our estimate of potential future net royalties owing and a negligible fair value increase related to accretion. The total net $1.2 million fair value decrease has been reflected in the net loss and comprehensive loss line as part of the cash used in operating activities in the consolidated statements of cash flows (2012—fair value decrease $0.2 million).

        The above contingent consideration payments related to the sale of QLT USA and our Visudyne business are not generated from a migration or continuation of activities and therefore are not direct cash flows of the divested business. See Note 12—Discontinued Operations and Assets Held for Sale and Note 13—Financial Instruments and Concentration of Credit Risk.

11. INCOME TAXES

        Loss from continuing operations before income taxes is as follows:

(In thousands of U.S. dollars)	2013	2012	2011
Canada	$(25,239)	$(46,272)	$(30,414)
United States	—	108	236

Loss from continuing operations before income taxes	$(25,239)	$(46,164)	$(30,178)

        The components of the (provision for) recovery of income taxes were as follows:

(In thousands of U.S. dollars)	2013	2012	2011
Canada	$(599)	$4,205	$(1,421)
United States	—	(305)	220

(Provision for) recovery of income taxes	$(599)	$3,900	$(1,201)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES (Continued)

(In thousands of U.S. dollars)	2013	2012	2011
Current income taxes	$—	$5,347	$218
Deferred income taxes	(599)	(1,447)	(1,419)

(Provision for) recovery of income taxes	$(599)	$3,900	$(1,201)

        Differences between our statutory income tax rates and our effective income tax rates applied to the pre-tax loss consists of the following:

(In thousands of U.S. dollars)	2013	2012	2011
Loss from continuing operations before income taxes	$(25,239)	$(46,164)	$(30,178)
Canadian statutory tax rates	25.75%	25.00%	26.50%

Expected income tax recovery	6,499	11,541	7,997
Net increase in valuation allowance	(6,717)	(10,127)	(12,509)
Non-taxable portion of capital gains	608	1,083	1,401
Tax recovery of undistributed earnings of affiliates	—	2	—
Foreign tax rate differences	—	(16)	(31)
Investment tax credits	990	2,249	3,245
Stock-based compensation	(154)	(794)	(564)
Changes in tax rates	145	1	(583)
Non-deductible expenditures	(1,828)	—	—
Other	(142)	(39)	(157)

(Provision for) recovery of income taxes	$(599)	$3,900	$(1,201)

        During the year ended December 31, 2013, the provision for income taxes from continuing operations was $0.6 million. The provision primarily relates to the current period gain on the fair value change of our Eligard related contingent consideration.

        During the year ended December 31, 2012, we recorded a net income tax recovery from continuing operations of $3.9 million. The recovery primarily related to the recognition of the tax benefit of our operating losses from continuing operations. As a result of the sale of Visudyne to Valeant, we benefited from a portion of our operating losses from continuing operations.

        During the year ended December 31, 2011, the provision for income taxes from continuing operations was $1.2 million and primarily relates to the drawdown of a tax asset associated with the 2011 gain on the fair value change of the contingent consideration.

        As insufficient evidence exists to support current or future realization of the tax benefits associated with the vast majority of our current and prior period operating expenditures, the benefit of certain tax assets was not recognized in the years ended December 31, 2013, 2012 and 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES (Continued)

Deferred tax assets and liabilities

        The tax effects of temporary differences that give rise to significant components of the deferred income tax assets and deferred income tax liabilities are presented as follows:

(In thousands of U.S. dollars)	2013	2012
Deferred tax assets
Net operating loss carryforwards	$40,730	$32,376
Contingent consideration	190	693
Research and development tax credit carryforwards	10,356	9,219
Capital loss carryforwards	37,153	35,615
Depreciable and amortizable assets	7,410	2,294
Other temporary differences	355	651

Total gross deferred income tax assets	96,194	80,848
Less: valuation allowance	(95,826)	(78,590)

Total deferred income tax assets	368	2,258
Less: current portion	(191)	(644)

Net long-term portion of deferred income tax assets	177	1,614

Deferred tax liabilities
Tax cost of undistributed earnings	(22)	(22)
Contingent consideration	—	(1,244)

Total deferred income tax liabilities	(22)	(1,266)

Net deferred income tax assets	$346	$992

        As at December 31, 2013, our valuation allowance increased primarily due to ongoing development of our synthetic retinoid resulting in operating losses from continuing operations. The valuation allowance is reviewed periodically and if the assessment of the "more likely than not" criterion changes, the valuation allowance is adjusted accordingly.

        At December 31, 2013, we had approximately $136.6 million of total operating loss carryforwards, of which $102.9 million relates to Canada and $33.7 million, relates to our U.S. subsidiaries. The loss carryforwards expire at various dates through 2033. We also had approximately $10.4 million of federal and state research and development credits available for carryforward of which approximately $1.3 million were generated by our U.S. subsidiaries. The research and development credit carryforwards expire at various dates through 2033. We also had approximately $284.6 million of capital loss carryforwards which carryforward indefinitely. The deferred tax benefit of these loss carryforwards and research and development credits is ultimately subject to final determination by taxation authorities.

        At December 31, 2013, we have determined that substantially all of the U.S. accumulated operating loss carryforwards of $33.7 million and research and development credits of $1.3 million are subject to utilization limitations due to changes in ownership during 2012. As a result of this limitation, it is expected that substantially all of these deferred tax assets will expire before they can be utilized by the U.S. subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. INCOME TAXES (Continued)

        The following table summarizes the activity related to our uncertain tax position liabilities:

(In thousands of U.S. dollars)	2013	2012	2011
Balance as at January 1	$1,875	$1,732	$1,687
Increases related to current year tax positions	—	—	—
Changes in tax positions of a prior period	(29)	143	45
Settlements	—	—	—
Lapse of statute of limitations	—	—	—

Balance as at December 31	$1,846	$1,875	$1,732

        As at December 31, 2013, our provision for uncertain tax positions was $1.8 million. If recognized in future periods, the provision for uncertain tax positions would not affect our effective tax rate. In addition, we recognize potential accrued interest and penalties related to uncertain tax position liabilities within our income tax provision. During the year ended December 31, 2013, there were no significant changes to our provision for uncertain tax positions. In 2014, our provision for uncertain tax positions may decrease significantly due to the expiration of the statute of limitations for certain years and will primarily result in a balance sheet reclassification adjustment.

        QLT Inc. and its subsidiaries file income tax returns and pay income taxes in jurisdictions where we determine we are subject to tax. In jurisdictions in which QLT Inc. and its subsidiaries determine that we are not subject to tax and do not file income tax returns, we cannot provide assurance that tax authorities in those jurisdictions will not select one or more tax years for examination. While the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carryforwards, the limitation period for examination does not generally expire until several years after the loss carryforwards are utilized. We are subject to routine tax credit, tax refund and tax return audits by tax authorities. Our major tax jurisdictions are Canada and the U.S. With few exceptions, QLT Inc. and its subsidiaries should not be subject to Canadian income tax examinations in respect of taxation years before 2009 and U.S. income tax examinations in respect of taxation years before 2010.

12. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

        On September 24, 2012, we completed the sale of our Visudyne® business to Valeant pursuant to the Valeant Agreement. Under the terms of the Valeant Agreement, we received a payment of $112.5 million at closing and are also eligible to receive additional contingent consideration as follows: (i) up to $5.0 million for the Laser Earn-Out Payment relating to the receipt of the Laser Registration (see Note 10—Contingent Consideration for further information); (ii) up to $15.0 million in contingent payments relating to royalties on sales of Visudyne under the Novartis Agreement or from other third party sales of Visudyne outside of the U.S.; and (iii) a royalty on net sales of new indications for Visudyne, if any should be approved. In accordance with the terms of the Valeant Agreement, $7.5 million of the purchase price was held in escrow for one year following the closing date to satisfy any potential indemnification claims that Valeant may have had. These funds were released from escrow to us on September 26, 2013. As such, the $7.5 million has been reclassified from Restricted Cash to Cash and Cash Equivalents on our consolidated balance sheet as at December 31, 2013. Following the divestiture, we did not have significant continuing involvement in the operations or cash flows of the Visudyne business other than the provision of certain transition services to Valeant pursuant to the transition services agreement. The activities related to transition services were complete as at August 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

        On April 3, 2013, we completed the sale of our PPDS Technology to Mati pursuant to the terms of the Mati Agreement. On December 24, 2012, we entered into an exclusive option agreement with Mati, under which we granted Mati a 90-day option to acquire assets related to our PPDS technology in exchange for $0.5 million. Upon receipt of this payment, we recorded it as deferred income and recognized the $0.5 million ratably into income over the 90 day option term in accordance with our obligation to maintain the related intellectual property during that period. In accordance with the terms of the Mati Agreement, we received an additional payment of approximately $0.8 million upon closing. Furthermore, we are eligible to receive future potential payments upon completion of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales. Under the terms of the Mati Agreement, we do not have any significant ongoing involvement in the operations or cash flows related to the PPDS Technology other than minor transition services which we agreed to provide. The activities related to transition services were complete as at September 30, 2013.

        The results of operations relating to both our PPDS Technology and Visudyne business have been excluded from continuing operations and reported as discontinued operations for all periods presented. In addition, as at December 31, 2012, approximately $0.3 million of property, plant and equipment related to our former PPDS Technology and Visudyne business were reclassified as held for sale for disclosure purposes in the consolidated balance sheets. As at December 31, 2013, these assets have been sold.

        Operating results of our PPDS Technology and Visudyne business, which are included in discontinued operations, have been summarized as follows:

(In thousands of U.S. dollars)	2013		2012		2011
Total revenues	$—		$25,475		$42,228
Recovery on (write-down of) assets held for sale	153		(1,056)	(1)	—
Operating pre-tax income (loss)	149		(7,643)		2,576
Gain on sale of discontinued operations	1,053	(2)	101,412	(3)	—

Pre-tax income(4)	1,202		93,769		2,576

Provision for income taxes	(235)	(5)	(5,807)	(6)	(1,613)	(7)

Net income from discontinued operations	$967		$87,962		$963

(1)
During the year ended December 31, 2012, we recorded a $1.1 million impairment charge on certain property, plant and equipment that was eliminated pursuant to our restructuring (see Note 9—Restructuring Charges).

(2)
During the year ended December 3 1, 2013, the net gain on sale of discontinued operations of $1.1 million represents total proceeds of $1.2 million related to the sale of our PPDS Technology to Mati in April 2013; net of the $0.2 million carrying value of certain equipment sold, which was previously classified as held for sale, and a negligible amount of transaction fees.

(3)
During the year ended December 31, 2012, the net gain of $101.4 million relates to the gain on the sale of our Visudyne business to Valeant in September 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

(4)
The results for the years ended December 31, 2013, 2012 and 2011 include operating pre-tax losses of $0.4 million, $18.8 million and $19.1 million, respectively, related to our PPDS Technology. The remaining amounts of pre-tax operating income (losses) relate to Visudyne.

(5)
During the year ended December 31, 2013, the provision for income taxes related to discontinued operations was $0.2 million. The provision primarily relates to the drawdown of a prepaid tax asset that was recorded in a prior year in connection with the intercompany transfer of certain intellectual property and the subsequent sale of such technology to Mati in April 2013. The provision for income taxes on discontinued operations also reflects our position of having insufficient evidence to support current or future realization of the tax benefits associated with expenditures related to our discontinued operations.

(6)
During the year ended December 31, 2012, the provision for income taxes related to discontinued operations was $5.8 million. The provision primarily relates to the recognition of the tax cost of utilizing the tax shield associated with our operating losses realized from continuing operations. The provision also reflected that substantially all of the remaining balance of the tax impact of the gain on sale from discontinued operations was offset by tax basis and other tax attributes (e.g. loss carryforwards) which previously had a valuation allowance.

(7)
During the year ended December 31, 2011, the provision for income taxes related to discontinued operations was $1.6 million. The provision primarily related to income taxes associated with our mix of income allocable to our activities in the U.S., as well as the reversal of a prepaid tax asset set up in 2010 in connection with certain profits on intercompany sales of inventory that had not been sold to third parties at that time.

13. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

        We have various financial instruments that are measured at fair value including cash and cash equivalents, contingent consideration and, from time to time, forward currency contracts. Our financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy as defined by ASC No. 820—Fair Value Measurements and Disclosure.

        The following tables provide information about our assets and liabilities as at December 31, 2013 and 2012 that are measured at fair value on a recurring basis:

	As at December 31, 2013
(In thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$118,521	$—	$—	$118,521
Accounts receivable—Laser Earn-Out Payment(2)	—	—	4,000	4,000
Contingent consideration(1)	—	—	36,582	36,582

Total	$118,521	$—	$40,582	$159,103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (Continued)

	As at December 31, 2012
(In thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$307,384	$—	$—	$307,384
Restricted cash	7,500	—	—	7,500
Contingent consideration(1)	—	—	76,409	76,409

Total	$314,884	$—	$76,409	$391,293

(1)
To estimate the fair value of contingent consideration we use a discounted cash flow model based on estimated timing and amount of future cash flows.

As at December 31, 2013 and December 31, 2012, we discounted the future cash flows using cost of capital rates of 9% and 8%, respectively, for the contingent consideration related to Eligard. Cost of capital rates were selected based on available market and industry information. Future cash flows were estimated by utilizing external market research to estimate market size, to which we applied market share, pricing and foreign exchange assumptions based on historical sales data, expected competition and current exchange rates. If the discount rate were to increase by 1%, the contingent consideration related to the sale of QLT USA would decrease by $0.2 million, from $36.6 million to $36.4 million. If estimated future sales of Eligard were to decrease by 10%, the contingent consideration related to the sale of QLT USA would decrease by $0.3 million, from $36.6 million to $36.3 million.

(2)
In 2013, the estimated $4.0 million fair value of the Laser Earn-Out Payment was reclassified from contingent consideration to accounts receivable. For the year ended December 31, 2012, the fair value of the Laser Earn-Out Payment was determined by discounting the expected future cash flows at a cost of capital rate of 3.5%. For additional discussion, refer to Note 10—Contingent Consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (Continued)

        The following table represents a reconciliation of our contingent consideration assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

	Level 3
(In thousands of U.S. dollars)	Related to Sale of QLT USA	Related to Sale of Visudyne	Total
Balance at January 1, 2012	$99,947	$—	$99,947
Transfers / Additions to Level 3	—	5,364	5,364
Settlements	(37,117)	—	(37,117)
Fair value change in contingent consideration	8,365	(150)	8,215

Balance at December 31, 2012	71,195	5,214	76,409
Transfers / Additions to Level 3	—	—	—
Transfer to Accounts Receivable	—	(3,956)	(3,956)
Settlements	(38,693)	—	(38,693)
Fair value change in contingent consideration	4,080	(1,258)	2,822

Balance at December 31, 2013	$36,582	$—	$36,582 (1)

(1)
Comprised of $36.6 million as current portion of contingent consideration and nil as the long-term portion of contingent consideration on the Consolidated Balance Sheet.

        As of each of December 31, 2013 and 2012, we had no outstanding forward foreign currency contracts. Other financial instruments that may be subject to credit risk include our cash and cash equivalents, accounts receivable and contingent consideration. To limit our credit exposure, we deposit our cash and cash equivalents with high quality financial institutions in accordance with our treasury policy goal to preserve capital and maintain liquidity. Our treasury policy limits investments to certain money market securities issued by governments, financial institutions and corporations with investment-grade credit ratings, and places restrictions on maturities and concentration by issuer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. NET (LOSS) INCOME PER SHARE

        The following table sets out the computation of basic and diluted net (loss) income per common share:

(In thousands of U.S. dollars, except share and per share data)	2013	2012	2011
Numerator:
Loss from continuing operations	$(25,838)	$(42,264)	$(31,379)
Income from discontinued operations, net of income taxes	967	87,962	963

Net (loss) income	$(24,871)	$45,698	$(30,416)

Denominator: (thousands)
Weighted average common shares outstanding	50,909	50,112	50,105
Effect of dilutive securities:
Stock options	—	—	—

Diluted weighted average common shares outstanding	50,909	50,112	50,105

Basic and diluted net (loss) income per common share
Continuing operations	$(0.51)	$(0.84)	$(0.63)
Discontinued operations	0.02	1.75	0.02

Net (loss) income per common share	$(0.49)	$0.91	$(0.61)

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES

(a)    Contingencies

        From time to time we are subject to legal proceedings that arise in the ordinary course of business. There are currently no material pending legal proceedings.

(b)    Commitments and Guarantees

Lease Obligations

        We currently have a two year operating lease commitment for office space, under which we are obligated to pay a portion of the actual operating expenses. These operating expenses are not included in the table below. Estimated operating lease payments for office space and office equipment over the next five years are summarized as follows:

(In thousands of U.S. dollars) Year ending December 31,
2014	$632
2015	430
2016	—
2017	—
2018 and thereafter	—

Total	$1,062

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. CONTINGENCIES, COMMITMENTS AND GUARANTEES (Continued)

        Rent expense was $1.5 million in 2013, $2.9 million in 2012, and $2.2 million in 2011.

Milestone and Royalty Obligations

        We are committed to make potential future milestone payments to third parties as part of our various licensing, development and purchase agreements. Payments under these arrangements generally become due and payable upon achievement of certain development, regulatory or commercial milestones. As at December 31, 2013, no amounts have been accrued in connection with such milestones.

        QLT091001.    Under the terms of a co-development agreement we entered into with Retinagenix LLC ("Retinagenix") in April 2006, we obtained an exclusive, worldwide license and sub-license to certain intellectual property rights owned or controlled by Retinagenix related to the synthetic retinoid compound under development. Under the terms of this agreement, we are responsible for using commercially reasonable and diligent efforts to develop and commercialize in certain major markets and other markets as we reasonably determine, one or more products covered by the licensed rights or developed using such licensed rights for use in diagnosing, treating or preventing certain human diseases and conditions. Pursuant to the agreement, we have agreed to pay, in the case of the first target indication for such products, $1.0 million upon initiation of the first pivotal trial and up to a total of an additional $11.5 million upon the achievement of other specified development or regulatory milestones and, for each of up to two additional indications, up to a total of $9.0 million upon achievement of specified development or regulatory milestones. If we commercialize such products, we will also pay Retinagenix royalties between 4% and 6% of net sales, subject to reduction under certain specified circumstances. Retinagenix is also eligible to receive up to a total of $15.0 million upon achievement of certain specified cumulative sales milestones for such products.

        In connection with the sale of assets and businesses, we provided indemnities with respect to certain matters, including product liability, patent infringement, contractual breaches and misrepresentations, and we provide other indemnities to third parties under the clinical trial, license, service, supply and other agreements that we enter into in the normal course of our business. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claims periods and other restrictions and limitations. As at December 31, 2013, no amounts have been accrued in connection with such indemnities.

Restructuring Related Obligations

        As discussed under Note 9—Restructuring Charges, effective December 18, 2013 we entered into a letter agreement with Alexander R. Lussow, the Company's Senior Vice President Business Development and Commercial Operations, in which we, among other things, agreed to terminate him on either March 31, 2014, April 30, 2014 or May 31, 2014, at the Company's discretion. The estimated cost of Mr. Lussow's severance and termination benefits are expected to range between $1.0 million to $1.1 million depending on his actual termination date.

16. SEGMENT INFORMATION

        We operate in one industry segment, which is the business of developing, manufacturing, and commercializing opportunities in ophthalmology. Our chief operating decision makers review our operating results on a company-wide basis and manage our operations as a single operating segment. As at December 31, 2013, all of our property, plant and equipment is located in Canada.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF QLT INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited) (In thousands of U.S. dollars except share amounts)	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$139,909	$118,521
Accounts receivable, net of allowances for doubtful accounts (Notes 2, 3)	14,374	4,590
Contingent consideration—current (Note 2)	—	36,582
Income taxes receivable	68	77
Deferred income tax assets—current	—	191
Prepaid and other assets	1,627	1,863

Total current assets	155,978	161,824
Property, plant and equipment	1,637	1,866
Deferred income tax assets—non-current	—	177

Total assets	157,615	163,867

LIABILITIES
Current liabilities
Accounts payable	$2,645	$2,609
Accrued liabilities (Note 4)	859	1,498
Accrued restructuring charges (Note 7)	610	130

Total current liabilities	4,114	4,237
Uncertain tax position liabilities	1,627	1,846

Total liabilities	5,741	6,083

SHAREHOLDERS' EQUITY
Share capital (Note 6)
Authorized
500,000,000 common shares without par value
5,000,000 first preference shares without par value, issuable in series
Issued and outstanding
Common shares	$466,229	$466,229
March 31, 2014—51,081,878 shares
December 31, 2013—51,081,878 shares
Additional paid-in capital	96,396	95,844
Accumulated deficit	(513,720)	(507,258)
Accumulated other comprehensive income	102,969	102,969

Total shareholders' equity	151,874	157,784

Total shareholders' equity and liabilities	$157,615	$163,867

See the accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

QLT Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

(Unaudited)

Three months ended March 31, (In thousands of U.S. dollars except share and per share amounts)	2014	2013
Expenses
Research and development	$4,813	$4,080
Selling, general and administrative	2,156	2,082
Depreciation	229	235
Restructuring charges (Note 7)	571	822

	7,769	7,219

Operating loss	(7,769)	(7,219)
Investment and other income
Net foreign exchange losses	(21)	(66)
Interest income	22	57
Fair value change in contingent consideration (Note 2)	1,466	795
Other	55	—

	1,522	786

Loss from continuing operations before income taxes	(6,247)	(6,433)
Provision for income taxes (Note 8)	(215)	(183)

Loss from continuing operations	(6,462)	(6,616)

Income from discontinued operations, net of income taxes (Note 9)	—	189
Net loss and comprehensive loss	$(6,462)	$(6,427)

Basic and diluted net loss per common share (Note 11)
Continuing operations	$(0.13)	$(0.13)
Discontinued operations	—	0.00

Net loss per common share	$(0.13)	$(0.13)

Weighted average number of common shares outstanding (thousands)
Basic and diluted	51,082	50,589

See the accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

QLT Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Three months ended March 31, (In thousands of U.S. dollars)	2014	2013
Cash used in operating activities
Net loss and comprehensive loss	$(6,462)	$(6,427)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	229	235
Stock-based compensation and restricted stock based compensation	552	48
Unrealized foreign exchange losses	58	209
Deferred income taxes	214	269
Recovery on assets held for sale	—	(153)
Gain on sale of discontinued operations (Note 9)	—	(456)
Fair value change in contingent consideration (Note 2)	—	512
Changes in non-cash operating assets and liabilities
Accounts receivable	184	1,021
Prepaid and other assets	236	(924)
Accounts payable	65	(2,230)
Income taxes receivable / payable	9	(15)
Accrued liabilities	(624)	(1,345)
Accrued restructuring charges	485	(30)

	(5,054)	(9,286)
Cash provided by investing activities
Net proceeds from sale of long-lived assets	—	190
Proceeds from contingent consideration (Note 2)	26,593	9,557

	26,593	9,747
Cash used in financing activities
Common shares repurchased, including fees	—	(14,079)
Issuance of common shares	—	4,761

	—	(9,318)

Effect of exchange rate changes on cash and cash equivalents	(151)	(182)

Net increase (decrease) in cash and cash equivalents	21,388	(9,039)
Cash and cash equivalents, beginning of period	118,521	307,384

Cash and cash equivalents, end of period	$139,909	$298,345

See the accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

QLT Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited)

	Common Shares				Accumulated Other Comprehensive Income(1)
(All amounts except share and per share information are expressed in thousands of U.S. dollars)			Additional Paid-in Capital	Accumulated Deficit		Total Shareholders' Equity
	Shares	Amount
Balance at January 1, 2013	51,589,405	$471,712	$296,024	$(482,387)	$102,969	$388,318
Exercise of stock options, for cash, at prices ranging from CAD $2.44 to CAD $7.23 per share	1,183,952	9,978	(2,761)	—	—	7,217
Stock-based compensation	—	—	567	—	—	567
Restricted stock based compensation	—	—	32	—	—	32
Common share repurchase (Note 6 (b))	(1,691,479)	(15,461)	1,982	—	—	(13,479)
Cash distribution to common shareholders at $3.92 per share (Note 6 (a))	—	—	(200,000)	—	—	(200,000)
Net loss and comprehensive loss	—	—	—	(24,871)	—	(24,871)

Balance at December 31, 2013	51,081,878	$466,229	$95,844	$(507,258)	$102,969	$157,784
Stock-based compensation	—	$—	538	—	$—	538
Restricted stock compensation	—	—	14	—	$—	14
Net loss and comprehensive loss	—	$—		(6,462)	$—	(6,462)

Balance at March 31, 2014	51,081,878	466,229	96,396	(513,720)	102,969	$151,874

(1)
At March 31, 2014 our accumulated other comprehensive income is entirely related to historical cumulative translation adjustments resulting from the application of U.S. dollar reporting when the functional currency of QLT Inc. was the Canadian dollar.

See the accompanying Notes to the Unaudited Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        Throughout this joint proxy statement/prospectus, the words "we," "us," "our," "the Company" and "QLT" refer to QLT Inc. and its wholly owned subsidiaries, QLT Plug Delivery, Inc., QLT Therapeutics, Inc. and QLT Ophthalmics, Inc., unless stated otherwise.

Business

        QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. Our core operations currently consist of clinical development programs dedicated to the development of our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases.

        In parallel with our continued development efforts on QLT091001, in November 2013 we announced that we commenced a review of strategic alternatives for the Company and engaged Credit Suisse to act as our financial advisor.

1. CONDENSED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for the presentation of interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed, or omitted, pursuant to such rules and regulations. These financial statements do not include all disclosures required for the annual financial statements and should be read in conjunction with our audited consolidated financial statements and notes thereto included as part of our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2013. All amounts herein are expressed in United States dollars unless otherwise noted.

        In management's opinion, the condensed consolidated financial statements reflect all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position at March 31, 2014, and results of operations and cash flows for all periods presented. The interim results presented are not necessarily indicative of results that can be expected for a full year.

        The results of operations relating to our former punctal plug delivery system technology (the "PPDS Technology"), which we sold on April 3, 2013 to Mati Therapeutics, Inc. ("Mati"), and Visudyne® business, which we sold on September 24, 2012 to Valeant Pharmaceuticals, Inc. ("Valeant"), have been excluded from continuing operations and are reported as discontinued operations for all periods presented. See Note 9—Discontinued Operations for more information.

Principles of Consolidation

        These condensed consolidated financial statements include the accounts of QLT and its subsidiaries, all of which are wholly owned. All intercompany transactions have been eliminated.

Use of Estimates

        The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods presented. Significant estimates include but are not limited to

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. CONDENSED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounts receivable valuation provisions contingent consideration measured at fair value, allocation of overhead expenses to research and development, stock-based compensation, restructuring costs and provisions for taxes, tax assets and liabilities. Actual results may differ from estimates made by management.

Segment Information

        We operate in one industry segment, which is the business of developing, manufacturing, and commercializing opportunities in ophthalmology. As at the date of this joint proxy statement/prospectus, our clinical development programs are solely focused on our synthetic retinoid, QLT091001. Our chief operating decision maker reviews our operating results and manages our operations as a single operating segment.

Discontinued Operations and Assets Held for Sale

        We consider assets to be held for sale when management approves and commits to a formal plan to actively market the assets for sale. Upon designation as held for sale, the carrying value of the assets is recorded at the lower of their carrying value and their estimated fair value. We cease to record depreciation or amortization expense at that time.

        The results of operations, including the gain on disposal for businesses that are classified as held for sale, are excluded from continuing operations and reported as discontinued operations for all periods presented. Other than the provision of certain transition services, we have not had any significant continued involvement with the Visudyne business or the PPDS Technology following their sales. Amounts billed to Valeant and Mati in connection with the provision of these transition services were included within discontinued operations.

Stock-Based Compensation

        ASC topic 718 requires stock-based compensation expense, which is measured at fair value on the grant date, to be recognized in the statement of operations over the period in which a grantee is required to provide services in exchange for the stock award. Compensation expense recognition provisions are applicable to new awards as well as previously granted awards which are modified, repurchased or cancelled after the adoption date. We recognize stock-based compensation expense based on the estimated grant date fair value using the Black-Scholes valuation model, adjusted for estimated forfeitures. When estimating forfeitures, we consider attrition rates and trends of actual stock option forfeitures.

        The Company has a Deferred Share Unit Plan ("DSU Plan") for our directors. We recognize compensation expense for Deferred Share Units ("DSUs") based on the market price of the Company's stock. A vested DSU is convertible to cash only. The financial obligations related to the future settlement of these DSUs are recognized as compensation expense and accrued liabilities as the DSUs vest. Each reporting period, these obligations are revalued for changes in the market value of QLT's common shares.

        During 2013, the Company issued Restricted Stock Units ("RSUs") to its directors as consideration for their provision of future services as directors (see Note 6(e)). Restricted stock-based compensation expense is measured based on the fair value market price of QLT's common shares on the grant date and is recognized over the requisite service period, which coincides with the vesting

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. CONDENSED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period. RSUs can only be exchanged and settled for QLT's common shares, on a one-to-one basis, upon vesting.

Income Taxes

        Income taxes are reported using the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (i) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and (ii) operating loss and tax credit carry forwards using applicable enacted tax rates. An increase or decrease in these tax rates will increase or decrease the carrying value of deferred net tax assets resulting in an increase or decrease to net income. Income tax credits, such as investment tax credits, are included as part of the provision for income taxes. The realization of our deferred tax assets is primarily dependent on generating sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset may not be realized. Changes in valuation allowances are included in our tax provision, or included within discontinued operations in the period of change.

Contingent Consideration

        Contingent consideration arising from the sale of QLT USA and our Visudyne business is measured at fair value. The contingent consideration is revalued at each reporting period and changes are included in continuing operations. See Note 2—Contingent Consideration.

Net (Loss) Income Per Common Share

        Basic net (loss) income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net (loss) income per common share is computed in accordance with the treasury stock method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of common shares potentially issuable from outstanding stock options.

Fair Value of Financial Assets and Liabilities

        The carrying values of cash and cash equivalents, trade receivables and payables, and contingent consideration approximate fair value. For cash and cash equivalents, trade receivables and trade payables, we estimate fair value using the market approach. For contingent consideration, we estimate fair value using the income approach. The fair values of our financial instruments reflect the amounts that would be received in connection with the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Recently Adopted Accounting Standards

        In July 2013, the FASB issued ASU No. 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU No. 2013-11 requires companies to present an unrecognized tax benefit; or a portion of an unrecognized tax benefit; as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward, unless certain conditions exist. This update is effective prospectively for interim and annual periods beginning after December 31, 2013, with early adoption

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. CONDENSED SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

permitted. The adoption of this standard in the first quarter of 2014 did not have a significant impact on the Company's financial position or results of operations.

Recently Issued Accounting Standards

        In December 2013, the FASB issued ASU No. 2013-12—Definition of a Public Business Entity—An Addition to the Master Glossary. This update provides a clearer definition of what a public business entity is in order to minimize inconsistencies or diversity in practice when applying U.S. GAAP. The update specifies that an entity that is required by the SEC to file or furnish financial statements is defined as public business entity. There is no effective date for this update; however, the revised definition will be utilized in future accounting pronouncements. Adoption of ASU No. 2013-12 will not impact the Company's consolidated financial statements.

2. CONTINGENT CONSIDERATION

Related to the Sale of QLT USA, Inc.

        On October 1, 2009, we divested the Eligard® product line as part of the sale of all of the shares of our U.S. subsidiary, QLT USA, Inc. ("QLT USA") to TOLMAR Holding, Inc. ("Tolmar") for up to an aggregate $230.0 million plus cash on hand of $118.3 million. Pursuant to the stock purchase agreement with Tolmar dated October 1, 2009 (the "2009 Stock Purchase Agreement"), we received $20.0 million on closing and $10.0 million on October 1, 2010 and we are entitled to future consideration payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license with Sanofi Synthelabo Inc. for the commercial marketing of Eligard in the U.S. and Canada (the "Sanofi License"), and the license with MediGene Aktiengesellschaft which, effective March 1, 2011, was assigned to Astellas Pharma Europe Ltd., for the commercial marketing of Eligard in Europe (the "Astellas License"). In accordance with the terms of the 2009 Stock Purchase Agreement, we are entitled to these payments until the earlier of our receipt of $200.0 million of such royalties or October 1, 2024.

        Effective March 17, 2014, QLT entered into a consent and amendment agreement (the "Consent and Amendment Agreement") to the 2009 Stock Purchase Agreement with Tolmar, under which Tolmar obtained our consent to consummate certain transactions that would affect the Sanofi License described above. Pursuant to the terms of the Consent and Amendment Agreement, in exchange for our consent, we received $17.0 million (the "Sanofi Prepayment") on March 17, 2014 as pre-payment and full satisfaction of the remaining contingent consideration owing with respect to potential royalties under the Sanofi License. Among other things, Tolmar and its parent corporation, Dodley International Ltd ("Dodley"), also guaranteed payment of the remaining contingent consideration owing under the 2009 Stock Purchase Agreement with respect to the Astellas License on or before November 30, 2014.

        During the three months ended March 31, 2014, proceeds received from the collection of the contingent consideration, including the Sanofi Prepayment, totaled $28.1 million (three months ended March 31, 2013—$10.9 million). Approximately $26.6 million of these proceeds have been reflected as cash provided by investing activities in the condensed consolidated statements of cash flows (three months ended March 31, 2013—$9.6 million). The remaining $1.5 million of proceeds (three months ended March 31, 2013—$1.3 million) was recognized as the fair value increase in contingent consideration on the condensed consolidated statement of operations and comprehensive loss and is

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. CONTINGENT CONSIDERATION (Continued)

therefore reflected in the net loss and comprehensive loss line as part of the cash used in operating activities in the condensed consolidated statements of cash flows.

        As at March 31, 2014, we have received an aggregate $190.0 million (December 31, 2013—$162.0 million) of Eligard related contingent consideration. Given that Tolmar and Dodley have guaranteed payment of the remaining contingent consideration balance on or before November 30, 2014, the $10.0 million face value of the expected payment has been reclassified from contingent consideration to accounts receivable on the condensed consolidated balance sheet as at March 31, 2014.

Related to the Sale of Visudyne

        On September 24, 2012, we completed the sale of our Visudyne business to Valeant. Pursuant to the Valeant Agreement, we received a payment of $112.5 million at closing, of which $7.5 million (previously held in escrow) was released to us on September 26, 2013. These funds were held in escrow for one year following the closing date to satisfy any potential indemnification claims that Valeant may have had. Subject to the achievement of certain future milestones, we are also eligible to receive the following additional consideration: (i) a milestone payment of $5.0 million if receipt of the registration required for commercial sale of the Qcellus lasers in the United States (the "Laser Registration") is obtained by December 31, 2013, $2.5 million if the Laser Registration is obtained after December 31, 2013 but before January 1, 2015, and $0 if the Laser Registration is obtained thereafter (the "Laser Earn-Out Payment"); (ii) up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million pursuant to the Amended and Restated PDT Product Development, Manufacturing and Distribution Agreement with Novartis Pharma AG (the "Novartis Agreement") or from other third-party sales of Visudyne outside of the United States; and (iii) a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the United States Food and Drug Administration (the "FDA"). Following this divestiture, we did not have significant continuing involvement in the operations or cash flows of the Visudyne business other than the provision of certain transition services to Valeant pursuant to the transition services agreement. The activities related to transition services were complete as at August 31, 2013.

        On September 26, 2013, the FDA approved the premarket approval application ("PMA") supplement for the Qcellus laser and on October 10, 2013, we invoiced Valeant for the $5.0 million Laser Earn-Out Payment. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with regard to the Qcellus laser. While we believe that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and we may have difficulty collecting the Laser Earn-Out Payment in full.

        As at March 31, 2014, the $5.0 million Laser Earn-Out Payment is recorded in accounts receivable on our condensed consolidated balance sheet net of $1.0 million of estimated collection costs to account for the increased uncertainty related to collection risk. The remaining estimated fair value of the contingent consideration, which relates to estimated future net royalties pursuant to the Novartis Agreement, is currently valued at nil.

        The above contingent consideration payments related to the sale of QLT USA and our Visudyne business are not generated from a migration or continuation of activities and therefore are not direct cash flows of the divested business. See Note 9—Discontinued Operations and Note 10—Financial Instruments and Concentration of Credit Risk.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ACCOUNTS RECEIVABLE

(In thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Accounts receivable—Consideration related to sale of QLT USA(a)	$9,989	$—
Accounts receivable—Laser Earn-Out Payment(b)	4,000	4,000
Accounts receivable—Other	385	590

	$14,374	$4,590

(a)
Accounts receivable relates to the remaining amount of consideration owing from Tolmar in connection with our former divestiture of our Eligard product line in 2009. Under the terms of the Consent and Amendment Agreement, Tolmar and Dodley have guaranteed payment of this balance on or before November 30, 2014. Refer to Note 2—Contingent Consideration for more information.

(b)
Accounts receivable relates to a milestone payment owing from Valeant related to the receipt of the PMA supplement for the Qcellus laser from the U.S. FDA on September 26, 2013. Refer to Note 2—Contingent Consideration and Note 9—Discontinued Operations for more information.

4. ACCRUED LIABILITIES

(In thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Compensation	$504	$1,211
Directors' Deferred Share Units compensation ("DSU")	333	265
Other	22	22

	$859	$1,498

5. FOREIGN EXCHANGE FACILITY

        We have a foreign exchange facility (as amended, the "Facility") with HSBC Bank of Canada for the sole purpose of entering into foreign exchange contracts. The Facility allows us to enter into maximum of $12.5 million in forward foreign exchange contracts for terms up to one month and a maximum of $10.0 million for spot foreign exchange contracts.

        The Facility requires security in the form of cash or money market instruments based on the contingent credit exposure for any outstanding foreign exchange transactions. At March 31, 2014 and December 31, 2013, no collateral was pledged as security for this facility given that we did not have any foreign exchange transactions outstanding.

6. SHARE CAPITAL

(a)    Cash Distribution

        On June 27, 2013, we completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of the Company's common shares (the "Cash Distribution"). The Cash Distribution was approved by the Company's shareholders at QLT's annual and special shareholder's meeting on June 14, 2013. All shareholders of record as at June 24, 2013 (the "Record Date") were

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. SHARE CAPITAL (Continued)

eligible to participate in the Cash Distribution and received a payment of approximately $3.92 per share based upon the 51,081,878 common shares issued and outstanding on the Record Date.

(b)    Share Repurchase Program

        On October 2, 2012, we commenced a normal course issuer bid to repurchase up to 3,438,683 of our common shares, which represented 10% of our public float as of September 26, 2012. All purchases were effected in the open market through the facilities of the NASDAQ Stock Market in accordance with all applicable regulatory requirements. During the year ended December 31, 2013, we repurchased 1,691,479 (year ended December 31, 2012—1,747,204) common shares under the terms of this bid at a cost of $13.5 million, which represents an average price of $7.97 per common share (year ended December 31, 2012—$13.7 million at an average price of $7.84 per common share). The bid was completed on March 12, 2013. We retired all of these shares as they were acquired. In connection with this retirement, we recorded an increase in additional paid-in capital of $2.0 million in 2013 (year ended December 31, 2012—$2.4 million).

(c)    Stock Options

        On April 25, 2013, the Company's board of directors amended and restated the QLT 2000 Incentive Stock Plan (the "Plan") to increase the number of shares of the Company's common stock, without par value, available for grant under the Plan from 7,800,000 to 11,800,000 and to make certain other amendments to the Plan. The amendment and restatement of the Plan was subject to shareholder approval, which was obtained on June 14, 2013. On July 29, 2013, the Company filed a registration statement to register the issuance of up to 4,000,000 additional common shares that may be issued under the Plan as a result of the amendment to the Plan.

        We use the Black-Scholes option pricing model to estimate the value of the options at each grant date. The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We project expected volatility and expected life of our stock options based upon historical and other economic data trended into future years. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of our stock options. There were no stock options granted during the three months ended March 31, 2014 or March 31, 2013.

        The impact on our results of operations of recording stock-based compensation for the three months ended March 31, 2014 and March 31, 2013 was as follows:

	Three months ended March 31,
(In thousands of U.S. dollars)	2014	2013
Research and development	$335	$30
Selling, general and administrative	203	15
Discontinued operations	—	3

Stock-based compensation expense before income taxes	538	48
Related income tax benefits	—	—

Stock-based compensation, net of income taxes	$538	$48

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. SHARE CAPITAL (Continued)

        As at March 31, 2014, 507,350 stock options were exercisable (December 31, 2013—257,332) and 898,321 stock options were unvested (December 31, 2013—1,150,197). As at March 31, 2014, the total estimated unrecognized compensation cost related to unvested stock options and the expected weighted average periods over which such costs are expected to be recognized is as follows:

March 31, 2014
Unrecognized estimated compensation costs (in thousands of U.S. dollars)	$1,718
Expected weighted average period of recognition of compensation cost (in months)	29
Expected remaining weighted average period of compensation cost to be recognized (in years)	1.99

        We issue new common shares upon exercise of stock options. The intrinsic values of stock options exercised and the related cash from exercise of stock options during the three months ended March 31, 2014 and March 31, 2013 were follows:

	Three months ended March 31,
(In thousands of U.S. dollars)	2014	2013
Intrinsic value of stock options exercised	$—	$1,336
Cash from exercise of stock options	—	3,661

(d)    Deferred Share Units

        DSUs have only been issued to our directors. DSUs vest in thirty-six (36) successive and equal monthly installments beginning on the first day of the first month after the date of grant. A vested DSU can only be settled by conversion to cash (i.e. no share is issued), and is automatically converted after the director ceases to be member of the Board unless the director is removed from the Board for just cause.

        The impact on our results of operations of recording DSU compensation expense for the three months ended March 31, 2014 and 2013 was as follows:

	Three months ended March 31,
(In thousands of U.S. dollars)	2014	2013
Research and development	$24	$24
Selling, general and administrative	54	55

Deferred share unit compensation expense	$78	$79

        No cash payments were made under the DSU Plan during the three months ended March 31, 2014 and March 31, 2013.

        As at March 31, 2014, 59,889 DSUs were vested (December 31, 2013—47,056) and 94,111 DSUs were unvested (December 31, 2013—106,944).

(e)    Restricted Stock Units

        RSUs vest in three (3) successive and equal yearly installments on the date of each of the first three annual general meetings of the Company held after the date of grant. Upon vesting, each RSU represents the right to receive one common share of the Company.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. SHARE CAPITAL (Continued)

        The impact on our results of operations of recording RSU compensation expense for the three months ended March 31, 2014 and 2013 was as follows:

	Three months ended March 31,
(In thousands of U.S. dollars)	2014	2013
Research and development	$5	$—
Selling, general and administrative	9	—

Restricted stock unit compensation expense	$14	$—

        As at March 31, 2014, nil RSUs were vested (December 31, 2013—nil) and 42,000 RSUs were unvested (December 31, 2013—42,000). In addition, the total estimated unrecognized compensation cost related to RSUs was $0.1 million (December 31, 2013—$0.2 million) and the weighted average period over which such costs are expected to be recognized is 2.29 years (December 31, 2013—2.54 years).

7. RESTRUCTURING CHARGE

        In July 2012 we restructured our operations in order to focus our resources on our clinical development programs related to our synthetic retinoid, QLT091001, for the treatment of certain inherited retinal diseases. Following the sale of Visudyne to Valeant, we further reduced our workforce to better align the Company's resources with our corporate objectives. Approximately 180 employees have been affected by the restructuring to date. Severance and support provisions were made to assist these employees with outplacement. During the three months ended March 31, 2014, we recorded charges of $0.6 million (three months ended March 31, 2013—$0.8 million) related to this restructuring. The cumulative cost of the restructuring to date is $19.5 million (December 31, 2013—$18.9 million).

        Effective December 18, 2013, we entered into a letter agreement with Alexander R. Lussow, the Company's Senior Vice President, Business Development and Commercial Operations, in which we, among other things, agreed to terminate him on either March 31, 2014, April 30, 2014 or May 31, 2014, at the Company's discretion.

        The letter agreement also confirmed that, upon such termination, Mr. Lussow would be entitled to severance benefits under the change of control letter, dated June 30, 2006, between the Company and Mr. Lussow as a result of the change of control that occurred at the Company's 2012 Annual General Meeting. Mr. Lussow has agreed not to resign prior to such termination date and to perform his duties up to his termination in a manner consistent with his current performance.

        Depending on Mr. Lussow's future termination date, the estimated cost of his remaining severance and termination benefits is expected to be approximately $0.9 million (December 31, 2013—$1.0 million to $1.1 million). In accordance with ASC No. 420—Exit or Disposal Cost Obligations, we are ratably recognizing the cost of Mr. Lussow's estimated severance and termination benefits over the expected service period. As at March 31, 2014, we have recognized $0.7 million (December 31, 2013—$0.1 million) of this expected obligation in our restructuring accrual.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. RESTRUCTURING CHARGE (Continued)

        The details of our restructuring accrual and activity are as follows:

(In thousands of U. S. dollars)	Employee Termination Costs(1)	Asset Write-downs	Contract Termination Costs(2)	Other	Total
Balance at January 1, 2013	$1,354	$—	$579	$—	$1,933
Restructuring charge	1,542	—	266	223	2,031
Foreign exchange	—	—	—	—	—
Cash payments	(2,880)	—	(942)	(223)	(4,045)
Discontinued operations	114	(304)	97	—	(93)
Non-cash portion		304	—	—	304

Balance at December 31, 2013	130	—	—	—	130
Restructuring charge	494	—	78	—	572
Foreign exchange	(5)	—	—	—	(5)
Cash payments	(9)	—	(78)	—	(87)

Balance at March 31, 2014	$610	$—	$—	$—	$610

(1)
Costs include severance, termination benefits, and outplacement support.

(2)
Costs include lease costs related to excess office space and certain property, plant and equipment.

8. INCOME TAXES

        During the three months ended March 31, 2014 and March 31, 2013, the provision for income taxes was $0.2 million for both periods. The provision in each period primarily relates to the gain on the fair value change of our Eligard related contingent consideration. The provisions also reflected that we have insufficient evidence to support current or future realization of the tax benefits associated with our development expenditures.

        During the three months ended March 31, 2014, our net deferred tax asset was reduced to nil as a result of the fair value change, which was primarily due to the receipt of the $17.0 million Sanofi Prepayment and the reclassification of the $10.0 million remaining Eligard related contingent consideration to accounts receivable. Refer to Note 2—Contingent Consideration for more information.

        As insufficient evidence exists to support current or future realization of the tax benefits associated with the vast majority of our current and prior period operating expenditures, the benefit of certain tax assets was not recognized during the three months ended March 31, 2014 and March 31, 2013.

9. DISCONTINUED OPERATIONS

        On September 24, 2012, we completed the sale of our Visudyne business to Valeant pursuant to the Valeant Agreement. Under the terms of the Valeant Agreement, we received a payment of $112.5 million at closing and are also eligible to receive certain other contingent consideration, which is described under Note 2—Contingent Consideration.

        On April 3, 2013, we completed the sale of our PPDS Technology to Mati pursuant to the terms of an asset purchase agreement (the "Mati Agreement"). On December 24, 2012, we entered into an exclusive option agreement with Mati, under which we granted Mati a 90-day option to acquire assets related to our PPDS technology in exchange for $0.5 million. Upon receipt of this payment, we recorded it as deferred income and recognized the $0.5 million ratably into income over the 90 day

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. DISCONTINUED OPERATIONS (Continued)

option term in accordance with our obligation to maintain the related intellectual property during that period. In accordance with the terms of the Mati Agreement, we received an additional payment of approximately $0.8 million upon closing. Under the Mati Agreement, we are eligible to receive future potential payments upon completion of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales. Under the terms of the Mati Agreement, we do not have any significant ongoing involvement in the operations or cash flows related to the PPDS Technology other than minor transition services which we agreed to provide. The activities related to transition services were complete as at September 30, 2013.

        The operating results related to our PPDS Technology and Visudyne business have been excluded from continuing operations and reported as discontinued operations for all periods presented:

	Three months ended March 31,
(In thousands of U.S. dollars)	2014	2013
Total revenues	$—	$—
Recovery on assets held for sale(1)	—	153
Operating pre-tax loss	—	(194)
Gain on sale of discontinued operations(2)	—	456

Pre-tax income	—	262

Provision for income taxes	—	(73)

Net income from discontinued operations	$—	$189

(1)
Relates to recoveries on equipment that was previously written down in connection with the sale of our PPDS Technology to Mati.

(2)
Relates to the revenue recognition of funds received from Mati at the end of 2012, which were initially recorded as deferred income, for the 90-day option to acquire assets related to our former PPDS Technology.

10. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

        We have various financial instruments that must be measured under the fair value standard including cash and cash equivalents, accounts receivable, contingent consideration and, from time to time, forward currency contracts. Our financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (Continued)

        The following tables provide information about our assets and liabilities that are measured at fair value on a recurring basis at March 31, 2014 and December 31, 2013 and indicate the fair value hierarchy of the valuation techniques we utilized to determine such fair value:

	As at March 31, 2014
(In thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$139,909	$—	$—	$139,909
Accounts receivable—Laser Earn-Out Payment(1)	—	—	4,000	4,000

Total	$139,909	$—	$4,000	$143,909

	As at December 31, 2013
(In thousands of U.S. dollars)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$118,521	$—	$—	$118,521
Accounts receivable—Laser Earn-Out Payment(1)	—	—	4,000	4,000
Contingent consideration(2)	—	—	36,582	36,582

Total	$118,521	$—	$40,582	$159,103

(1)
In 2013, the estimated $4.0 million fair value of the Laser Earn-Out Payment was reclassified from contingent consideration to accounts receivable. For additional discussion, refer to Note 2—Contingent Consideration.

(2)
To estimate the fair value of contingent consideration we use a discounted cash flow model based on estimated timing and amount of future cash flows.

        As at December 31, 2013, we discounted the future cash flows using a cost of capital rate of 9% for the contingent consideration related to Eligard. The cost of capital rate was selected based on available market and industry information. Future cash flows were estimated by utilizing external market research to estimate market size, to which we applied market share, pricing and foreign exchange assumptions based on historical sales data, expected competition and current exchange rates.

        The following table represents a reconciliation of our contingent consideration assets measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3):

(In thousands of U.S. dollars)	Related to Sale of QLT USA	Related to Sale of Visudyne	Total
Balance at January 1, 2013	$71,195	$5,214	$76,409
Transfer to Accounts Receivable (Note 2)	—	(3,956)	(3,956)
Settlements	(38,693)	—	(38,693)
Fair value change in contingent consideration	4,080	(1,258)	2,822

Balance at December 31, 2013	36,582	(0)	36,582
Transfer to Accounts Receivable (Note 2)	(9,989)	—	(9,989)
Settlements	(28,059)	—	(28,059)
Fair value change in contingent consideration	1,466	—	1,466

Balance at March 31, 2014	$—	$—	$—

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK (Continued)

        As at March 31, 2014 and December 31, 2013 we had no outstanding forward foreign currency contracts. Other financial instruments that may be subject to credit risk include our cash and cash equivalents, accounts receivable and contingent consideration. To limit our credit exposure, we deposit our cash and cash equivalents with high quality financial institutions in accordance with our treasury policy goal to preserve capital and maintain liquidity. Our treasury policy limits investments to certain money market securities issued by governments, financial institutions and corporations with investment-grade credit ratings, and places restrictions on maturities and concentration by issuer.

11. NET LOSS PER SHARE

        The following table sets out the computation of basic and diluted net (loss) income per common share:

	Three months ended March 31,
(In thousands of U.S. dollars, except share and per share amounts)	2014	2013
Numerator:
Loss from continuing operations	$(6,462)	$(6,616)
Income from discontinued operations, net of income taxes	—	189

Net loss	$(6,462)	$(6,427)

Denominator: (thousands)
Weighted average common shares outstanding	51,082	50,589
Effect of dilutive securities:
Stock options	—	—

Diluted weighted average common shares outstanding	51,082	50,589

Basic and diluted net loss per common share
Continuing operations	$(0.13)	$(0.13)
Discontinued operations	—	—

Net loss per common share	$(0.13)	$(0.13)

        For the three months ended March 31, 2014, 1,405,671 stock options and 42,000 RSUs (three months ended March 31, 2013—678,745 stock options and nil RSUs) were excluded from the calculation of diluted net loss per common share because their effect was anti-dilutive.

Annex A

AGREEMENT AND PLAN OF MERGER

AMONG

AUXILIUM PHARMACEUTICALS, INC.

AND

QLT INC.

AND

QLT HOLDING CORP.

AND

QLT ACQUISITION CORP.

June 25, 2014

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT is made as of June 25, 2014 among Auxilium Pharmaceuticals, Inc. a corporation incorporated under the laws of the State of Delaware ("Auxilium"), QLT Inc., a corporation incorporated under the laws of British Columbia ("QLT"), QLT Holding Corp., a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of QLT ("HoldCo"), and QLT Acquisition Corp., a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of HoldCo ("AcquireCo").

        WHEREAS, the Parties intend that AcquireCo be merged with and into Auxilium with Auxilium surviving such merger on the terms and conditions of this Agreement (the "Merger").

        WHEREAS, certain shareholders of QLT (the "Specified Shareholders") intend to enter into Voting Agreements, in substantially the form set forth on Schedule II, concurrently with the execution of this Agreement, providing that, among other things, the Specified Shareholders will support the QLT Shareholder Resolution and the other transactions contemplated by this Agreement (each, a "Voting Agreement").

        NOW THEREFORE in consideration of the premises and the covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

INTERPRETATION

1.1   Definitions

        In this Agreement, unless otherwise defined or expressly stated herein or something in the subject matter or the context is clearly inconsistent therewith:

        "1933 Securities Act" means the United States Securities Act of 1933.

        "1934 Exchange Act" means the United States Securities Exchange Act of 1934.

        "AcquireCo" shall have the meaning ascribed to it in the Recitals.

        "Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the Transaction.

        "Affiliate" shall have the meaning ascribed to it in Rule 405 promulgated under the 1933 Securities Act.

        "Agreement" means this agreement and plan of merger (including the Schedules attached hereto) as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

        "Auxilium" shall have the meaning ascribed to it in the Recitals.

        "Auxilium Acquisition Agreement" means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, an Auxilium Acquisition Proposal.

        "Auxilium Acquisition Proposal" means, at any time, whether or not in writing, any proposal or offer (including any modification or proposed modification thereto), with respect to:

  (a)
  the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any Auxilium Shares or other voting securities of Auxilium or any of its Subsidiaries representing 20% or more of the outstanding voting securities of Auxilium or such Subsidiary; or

  (b)
  the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of Auxilium and/or one or more of its Subsidiaries (including equity interests of any Subsidiary of Auxilium) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of Auxilium and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of Auxilium most recently filed prior to such time as part of the Auxilium Public Disclosure Record) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect); or

  (c)
  a merger, amalgamation, recapitalization, reorganization, or other business combination (including by way of plan of arrangement) involving Auxilium or any of its Subsidiaries whether in a single transaction or a series of related transactions, in each case excluding the Transaction and excluding any transaction between only Auxilium and/or one or more of its Subsidiaries.

        "Auxilium Annual Financial Statements" means the audited consolidated financial statements of Auxilium as of and for the years ending December 31, 2013, 2012 and 2011, together with the notes thereto.

        "Auxilium Board of Directors" means the board of directors of Auxilium.

        "Auxilium Call Options" means any outstanding call options purchased by Auxilium from Goldman, Sachs & Co., JP Morgan Chase Bank, National Association, Royal Bank of Canada and Deutsche Bank AG, London Branch to purchase Auxilium Shares.

        "Auxilium Change of Recommendation" means any of the following:

  (a)
  the Auxilium Board of Directors fails to publicly make the Auxilium Recommendation or withholds, withdraws, modifies, changes or qualifies in a manner adverse to QLT its approval of this Agreement or the Auxilium Recommendation;

  (b)
  QLT requests in writing that the Auxilium Board of Directors publicly reaffirm the Auxilium Recommendation and/or publicly reject any Auxilium Acquisition Proposal and the Auxilium Board of Directors shall not have done so within five Business Days following receipt of such request;

  (c)
  the Auxilium Board of Directors accepts, approves, endorses or recommends any Auxilium Acquisition Proposal;

  (d)
  Auxilium enters into an Auxilium Acquisition Agreement related to or that is intended to or is reasonably expected to lead to any Auxilium Acquisition Proposal; or

  (e)
  Auxilium or the Auxilium Board of Directors publicly proposes or announces its intention to do any of the foregoing,

it being understood that publicly taking a neutral position or no position with respect to any Auxilium Acquisition Proposal until five Business Days following the public announcement of such Auxilium Acquisition Proposal shall not be considered an Auxilium Change of Recommendation (it being further understood that after five Business Days following the public announcement of such Auxilium Acquisition Proposal, continuing to take a neutral position or no position will be deemed to be an Auxilium Change of Recommendation).

        "Auxilium Convertible Notes" means the 1.50% Convertible Senior Notes due 2018 of Auxilium.

        "Auxilium Debt Instruments" means (i) the Auxilium Convertible Notes and the base and supplemental indentures, each dated January 30, 2013 between the Company and Wells Fargo Bank, National Association, and (ii) a credit agreement dated April 26, 2013, with Morgan Stanley Senior Fund, Inc., as administrative and collateral agent and various term lenders, as amended on June 3, 2013, June 7, 2013, and an incremental assumption agreement dated September 19, 2013, in each as may be amended.

        "Auxilium Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by Auxilium and delivered to QLT prior to the execution of this Agreement.

        "Auxilium Fairness Opinion" means the opinion of Auxilium's financial advisors to the effect that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, as of the date of such opinion, the Equity Exchange Ratio was fair, from a financial point of view, to the Auxilium Stockholders.

        "Auxilium Financial Statements" means Auxilium Annual Financial Statements and Auxilium Interim Financial Statements.

        "Auxilium Indemnified Party" shall have the meaning ascribed to that term in Section 5.6(a).

        "Auxilium Interim Financial Statements" means the unaudited consolidated financial statement as of and for the three months ended March 31, 2014, together with the notes thereto.

        "Auxilium Material Contracts" means each Contract listed in Section 3.2(o)(i) of the Auxilium Disclosure Letter, including the Auxilium Debt Instruments.

        "Auxilium Material Subsidiaries" means each Auxilium Subsidiary set forth in Section 3.2(f) of the Auxilium Disclosure Letter.

        "Auxilium Meeting" means the special meeting of Auxilium Stockholders, including any adjournment or postponement thereof to be called and held in accordance with this Agreement for the purpose of obtaining the Auxilium Stockholder Approval.

        "Auxilium Option" means an option issued by Auxilium to purchase Auxilium Shares, other than the Auxilium Call Options.

        "Auxilium Product" shall have the meaning ascribed to it in Section 3.2(r)(viii).

        "Auxilium Public Disclosure Record" "Auxilium Public Disclosure Record" means all documents filed by or on behalf of Auxilium on the Electronic Data-Gathering, Analysis and Retrieval (EDGAR) system in the period from December 31, 2011 to the date hereof; provided, that, for the purposes of the representations and warranties contained in Section 3.2(g)(vi) and Section 3.2(x), "Auxilium Public Disclosure Record" shall mean all documents filed by or on behalf of Auxilium on EDGAR since December 31, 2011.

        "Auxilium Recommendation" means the unanimous recommendation of the Auxilium Board of Directors that Auxilium Stockholders adopt this Agreement.

        "Auxilium Senior Management" means the individuals set forth in Section 1.4 of the Auxilium Disclosure Letter.

        "Auxilium Share" means a share of common stock, par value $0.01 per share, of Auxilium.

        "Auxilium Share Awards" shall have the meaning ascribed to it in Section 2.1(n)(iii).

        "Auxilium Share Plans" means the 2006 Employee Stock Purchase Plan and the 2004 Equity Compensation Plan of Auxilium, each as amended and/or restated.

        "Auxilium Stockholder" means a holder of one or more Auxilium Shares.

        "Auxilium Stockholder Approval" means adoption of this Agreement by affirmative vote or consent of Auxilium Stockholders holding a majority of the outstanding shares of Auxilium Shares.

        "Auxilium Superior Proposal" means a bona fide written Auxilium Acquisition Proposal (provided, however, that, for the purposes of this definition, all references to "20%" in the definition of "Auxilium Acquisition Proposal" shall be changed to "50%") made by a Person or Persons acting jointly or in concert (other than QLT, HoldCo, AcquireCo and any of their respective Affiliates) which is either unsolicited or solicited in accordance with Section 6.3 and which, or in respect of which:

  (a)
  the Auxilium Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel:

  (i)
  would, if consummated taking into account all of the terms and conditions of such Auxilium Acquisition Proposal (but not assuming away any risk of non-completion), result in a transaction which is more favourable to Auxilium Stockholders from a financial point of view than the Transaction;

  (ii)
  is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Auxilium Acquisition Proposal and the Person or Persons making such Auxilium Acquisition Proposal; and

  (iii)
  that funds, securities or other consideration necessary for Auxilium Acquisition Proposal are or are reasonably likely to be available; and

  (b)
  in the case of an Auxilium Acquisition Proposal involving Auxilium Shares, is made available to all of the Auxilium Stockholders on the same terms and conditions.

        "Auxilium Termination Fee" shall have the meaning ascribed to it in Section 7.2(a).

        "Auxilium Termination Fee Event" shall have the meaning ascribed to it in Section 7.2(c).

        "Auxilium Warrants" means any outstanding warrants issued by Auxilium to purchase Auxilium Shares.

        "BC Act" means the Business Corporations Act (British Columbia), as amended, and the regulations thereunder.

        "Business Day" means a day other than a Saturday, a Sunday or any other day on which major commercial banking institutions in Vancouver, British Columbia, Canada, or New York, New York are closed for business.

        "Canadian Securities Laws" means the Securities Act and all other applicable Canadian provincial securities Laws and, in each case, the rules, regulations and published policies made thereunder.

        "Certificate" shall have the meaning ascribed to it in Section 2.1(g)(iii).

        "Certificate of Merger" means the certificate of merger relating to the Merger.

        "CFDA" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "Chancery Court" shall have the meaning ascribed to it in Section 9.6(a).

        "Circular" means the notice of meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to QLT Shareholders in connection with the QLT Meeting, including any amendments or supplements thereto.

        "Closing" shall have the meaning ascribed to it in Section 2.2.

        "Closing Date" shall have the meaning ascribed to it in Section 2.2.

        "Code" means the United States Internal Revenue Code of 1986.

        "Combined Group" means Auxilium, its Subsidiaries and QLT's Subsidiaries.

        "Commissioner" means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act and includes any person designated by the Commissioner to act on his behalf.

        "Competition Act" means the Competition Act (Canada).

        "Competition Act Approval" means:

  (a)
  the issuance of an Advance Ruling Certificate and such Advance Ruling Certificate has not been modified or withdrawn prior to Closing; or

  (b)
  QLT has given the notice required under section 114 of the Competition Act with respect to the Transaction and the applicable waiting periods under section 123 of the Competition Act have expired or have been terminated in accordance with the Competition Act; or

  (c)
  the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act,

and, in the case of either (b) or (c), QLT has been advised in writing on terms agreeable to the Parties by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction (a "no-action letter"), and such no-action letter has not been withdrawn prior to Closing.

        "Contract" means any legally binding contract, agreement, indenture, note, instrument, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which QLT or any of its Subsidiaries, on the one hand, or Auxilium or any Auxilium Material Subsidiary, on the other hand, is a party or by which QLT or any of its Subsidiaries, on the one hand, or Auxilium or any Auxilium Material Subsidiary, on the other hand, is bound or affected or to which any of their respective properties or assets is subject.

        "DGCL" means the General Corporation Law of the State of Delaware.

        "EDGAR" shall have the meaning ascribed to it under "Auxilium Public Disclosure Record" in this Section 1.1.

        "Employment Agreement" shall have the meaning ascribed to it in Section 3.1(q)(i).

        "Environment" means the natural or man-made environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter, living organisms, and any other environmental-related medium or resource, natural or otherwise).

        "Environmental Claims" means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any person or entity alleging actual or potential liability (including, without limitation, actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys' fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, or Release or threatened Release into the Environment, of, or exposure to, any Hazardous Substances at any location, whether or not owned or operated by QLT or any of its Subsidiaries, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

        "Environmental Laws" means any Laws governing or relating to pollution or protection of human health or safety or the Environment, including, without limitation, Laws relating to (i) emissions, discharges, Releases or threatened Releases of, or exposure to, Hazardous Substances, (ii) the manufacture, processing, distribution, use, treatment, generation, control, storage, containment (whether above ground or underground), disposal, transport or handling of Hazardous Substances, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Hazardous Substances, (iv) endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, (v) reclamation or restoration of property, or the preservation of the environment or mitigation of adverse effects on or to human health or the Environment, or (vi) emissions or control of greenhouse gases.

        "Equity Exchange Ratio" means 3.1359 provided that if, subject to Section 5.13(b)(ii), at or immediately after the Merger Effective Time QLT or its Subsidiary receives an aggregate cash consideration pursuant to the Retinoid Transaction, which is:

  (a)
  less than $25 million but equal to or greater than $20 million then, the Equity Exchange Ratio shall be increased by 0.0192;

  (b)
  less than $20 million but equal to or greater than $15 million, then the Equity Exchange Ratio shall be increased by 0.0385;

  (c)
  less than $15 million but equal to or greater than $10 million, then the Equity Exchange Ratio shall be increased by 0.0577;

  (d)
  less than $10 million but equal to or greater than $5 million, then the Equity Exchange Ratio shall be increased by 0.0770; or

  (e)
  less than $5 million, or in the event that no Retinoid Transaction is consummated at or immediately after the Merger Effective Time, then the Equity Exchange Ratio shall be increased by 0.0962.

        "ERISA" shall have the meaning ascribed to it in Section 3.1(r)(vi).

        "ESPP" shall have the meaning ascribed to it in Section 2.1(o).

        "ESPP Option" shall have the meaning ascribed to it in Section 2.1(o).

        "Exchange Agent" shall have the meaning ascribed to it in Section 2.1(k)(i).

        "FDA" means the United States Food and Drug Administration or any successor entity.

        "FDA Regulations" shall have the meaning ascribed to it in Section 3.1(t)(iii).

        "FDCA" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "Financing Commitment Letter" means the Commitment Letter, dated as of June 25, 2014, by and among Auxilium, Deutsche Bank AG New York Branch and Deutsche Bank Securities, Inc., a copy of which has previously been provided to QLT.

        "Financing Source" means each of Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., as well as any other financial institution that becomes party to the Financing Commitment Letter, together with each former, current, and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such person, and the heirs, executors, successors and assigns of any of the foregoing.

        "Form S-4" shall have the meaning ascribed to it in Section 2.3(a).

        "Form S-8" shall have the meaning ascribed to it in Section 2.3(i).

        "Fraud Policy" shall have the meaning ascribed to it in Section 3.1(t)(iv).

        "Governmental Authority" means any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any ministry, department, division, bureau, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body (including the TSX, NASDAQ, or any other stock exchange), domestic or foreign, exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel, arbitrator or arbitral body acting under the authority of any of the foregoing.

        "Hazardous Substances" means any chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, materials or wastes, petroleum and petroleum derivatives or products, or synthetic or alternate substitutes therefor, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, hydrogen sulfide, arsenic, cadmium, mercury, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins, urea-formaldehyde, or other substances that may have an adverse effect on human health or the environment, and including any other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, mutation or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any Law relating to pollution, waste, human health or the Environment, or may impair the Environment, the health of any Person, property, or plant or animal life.

        "HIPAA" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "HoldCo" shall have the meaning ascribed to it in the Recitals.

        "HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "Indemnified Party" and "Indemnified Parties" have the meanings ascribed thereto in Section 5.6(a).

        "Intellectual Property" means all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all United States, Canadian and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof ("Patents"), (ii) registered or unregistered trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing ("Trademarks"), (iii) copyrights and copyrightable subject matter ("Copyrights"), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing ("Software"), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies, (vi) rights of publicity, privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets and (ix) all applications and registrations for the foregoing.

        "Joint Proxy Statement/Circular" shall have the meaning ascribed to it in Section 2.3(a).

        "Joint Venture" means a joint venture, partnership or other similar arrangement, whether in corporate, partnership, contractual or other legal form, in which QLT or any of its Subsidiaries holds voting shares, equity interests or other rights of participation but which is not a Subsidiary of QLT, and any Subsidiary or downstream Affiliate of any such entity.

        "Laws" means any and all laws, statutes, codes, ordinances (including zoning), approvals, rules, regulations, instruments, by-laws, notices, policies, protocols, guidelines, guidance, manuals, treaties or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity.

        "Letter of Transmittal" shall have the meaning ascribed to it in Section 2.1(k)(ii).

        "Liens" means any pledge, claim, lien, charge, option, hypothec, mortgage, security interest, restriction, adverse right, prior assignment, lease, sublease, license, sublicense, right to possession or any other encumbrance, right or restriction of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

        "Material Adverse Effect", when used in connection with Auxilium or QLT, means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or in the aggregate with all other adverse results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have, a material and adverse effect on (i) the business, operations, results of operations or condition (whether financial or otherwise) of such Party and its Subsidiaries, taken as a whole or (ii) the ability of Auxilium, QLT or either Party's Subsidiaries to perform their covenants or obligations under this Agreement or to consummate the Transaction; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect to the extent that such result, fact, change, effect, event, circumstance, occurrence or development arises out of or results from:

  (a)
  changes, developments or conditions in or relating to general international, political, economic or financial or capital market conditions, or political, economic or financial or capital market conditions in any jurisdiction in which such Party or any of its Subsidiaries operates or carries on business;

  (b)
  changes, developments or conditions resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

  (c)
  any natural disaster;

  (d)
  changes or developments in or relating to currency exchange or interest rates;

  (e)
  changes or developments affecting the pharmaceutical industry in general;

  (f)
  any change in applicable Laws (other than Orders against a Party or a Subsidiary thereof) or U.S. GAAP;

  (g)
  except for purposes of Sections 3.1(c), 3.1(d), 3.2(c) and 3.2(d), the announcement of the execution of this Agreement or the Transaction;

  (h)
  any actions taken (or omitted to be taken) by QLT or Auxilium upon the express written request of the other;

  (i)
  with respect to QLT, any of the matters described on Section 1.1 of the QLT Disclosure Letter;

  (j)
  (A) any changes in the share price or trading volume of Auxilium Shares or QLT Shares, as applicable, or the credit rating or in any analyst's recommendation with respect to Auxilium or QLT, as applicable, or (B) any failure of Auxilium or QLT, as applicable, to meet projections, guidance, milestones, forecasts or published financial or operating predictions or measures (it being agreed that the facts and circumstances giving rise to any of the foregoing events or failures, unless expressly excluded by another clause of this definition, may constitute and/or may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably likely to occur); or

  (k)
  with respect to Auxilium, any of the matters described on Section 1.1 of the Auxilium Disclosure Letter;

provided, however, that the effect of the changes or developments described in clauses (a) through (f) above shall not be excluded to the extent that any of the changes or developments referred to therein disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, in comparison to other Persons who operate in the same industry as such Party and its Subsidiaries.

        "Merger" shall have the meaning ascribed to it in the Recitals.

        "Merger Consideration" shall have the meaning ascribed to it in Section 2.1(g)(iii).

        "Merger Effective Time" means the time at which the Merger becomes effective in accordance with Section 2.1(d) and the DGCL.

        "MI 61-101"means Multilateral Instrument 61-101 "Protection of Minority Security Holders In Special Transactions" issued by the Canadian Securities Administrators.

        "NASDAQ" means the NASDAQ Global Market.

        "National Instrument 52-109" means National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" issued by the Canadian Securities Administrators.

        "Non-Disclosure Agreement" means the non-disclosure agreement dated as of November 5, 2013 between QLT and Auxilium, as it may be amended, restated, supplemented or otherwise modified from time to time.

        "Order" means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees or similar actions taken by, or applied by, any Governmental Authority (in each case, whether temporary, preliminary or permanent).

        "ordinary course of business", or any similar reference, means, with respect to an action taken or to be taken by any Person, that such action is consistent with the past practices of such Person (including with respect to amount and frequency) and is taken in the ordinary course of the normal day-to-day business and operations of such Person.

        "Orphan Act" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "Other Auxilium Share-Based Awards" shall have the meaning ascribed to it in Section 2.1(n)(iii).

        "Outside Date" means December 31, 2014 or such later date as may be agreed to in writing by the Parties.

        "Parties" means the parties to this Agreement and "Party" means any one of them.

        "Permit" means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

        "Permitted Liens" means, for QLT or any of its Subsidiaries, or Auxilium or any of its Subsidiaries, as the context requires: (i) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in conformity with U.S. GAAP, as applicable; (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Liens; (iii) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation; (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value or the use of the property subject thereto; (v) statutory landlords' Liens and Liens granted to landlords under any lease, (vi) licenses of non-material Intellectual Property in the ordinary course of business; (vii) any purchase money security interests, equipment leases or similar financing arrangements; (viii) any Liens which are disclosed on the most recent consolidated balance sheet of QLT or Auxilium, as applicable, or the notes thereto; and (ix) any Liens that are not material to QLT, its Subsidiaries or their businesses, taken as a whole or Auxilium, its Subsidiaries or their businesses, taken as a whole, as applicable.

        "Person" includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

        "PHSA" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "PMPRB" shall have the meaning ascribed to it in Section 3.1(t)(i).

        "Pre-Acquisition Reorganization" shall have the meaning ascribed to it in Section 5.14(a).

        "Proceeding" means a court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding.

        "QLT" shall have the meaning ascribed to it in the Recitals.

        "QLT Acquisition Agreement" shall have the meaning ascribed to it in Section 6.1(a)(iv).

        "QLT Acquisition Proposal" means, at any time, whether or not in writing, any proposal or offer (including any modification or proposed modification thereto), with respect to:

  (a)
  the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any QLT Shares or other voting securities of QLT or any of its Subsidiaries representing 20% or more of the outstanding voting securities of QLT or such Subsidiary; or

  (b)
  the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any assets of QLT and/or one or more of its Subsidiaries (including equity interests of any Subsidiary of QLT) which assets individually or in the aggregate contribute 20% or more of the consolidated revenue or represent 20% or more of the total asset value of QLT and its Subsidiaries taken as a whole (in each case based on the consolidated financial statements of QLT most recently filed prior to such time as part of the QLT Public Disclosure Record) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect), except pursuant to the Retinoid Transaction; or

  (c)
  a merger, amalgamation, recapitalization, reorganization, or other business combination (including by way of plan of arrangement) involving QLT or any of its Subsidiaries whether in a single transaction or a series of related transactions, in each case excluding the Transaction and excluding any transaction between only QLT and/or one or more of its Subsidiaries.

        "QLT Annual Financial Statements" means the audited consolidated financial statements of QLT as of and for the years ending December 31, 2013, 2012 and 2011, together with the notes thereto.

        "QLT Board of Directors" means the board of directors of QLT.

        "QLT Change of Recommendation" means any of the following:

  (a)
  the QLT Board of Directors fails to publicly make the QLT Recommendation or withholds, withdraws, modifies, changes or qualifies in a manner adverse to Auxilium its approval of the Merger or the QLT Recommendation;

  (b)
  Auxilium requests in writing that the QLT Board of Directors publicly reaffirm the QLT Recommendation and/or publicly reject any QLT Acquisition Proposal and the QLT Board of Directors, in each case, shall not have done so within five Business Days following receipt of such request;

  (c)
  the QLT Board of Directors accepts, approves, endorses or recommends any QLT Acquisition Proposal;

  (d)
  QLT enters into a QLT Acquisition Agreement related to, or that is intended to or is reasonably expected to lead to, any QLT Acquisition Proposal; or

  (e)
  QLT or the QLT Board of Directors publicly proposes or announces its intention to do any of the foregoing,

it being understood that publicly taking a neutral position or no position with respect to any QLT Acquisition Proposal until five Business Days following the public announcement of such QLT Acquisition Proposal shall not be considered a QLT Change of Recommendation (it being further understood that after five Business Days following the public announcement of such QLT Acquisition Proposal, continuing to take no position or a neutral position will be deemed to be a QLT Change of Recommendation).

        "QLT Data Room" means QLT's electronic data room maintained by QLT as it existed at 11:59 pm (Vancouver time) as of the day immediately prior to the date hereof.

        "QLT Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been executed by QLT and delivered to Auxilium concurrently with the execution of this Agreement.

        "QLT DSU" means a deferred share unit issued under the QLT DSU Plan.

        "QLT DSU Plan" means the Directors' Deferred Share Unit Plan for Non-Employee Directors of QLT.

        "QLT Financial Advisor Opinion" means the opinion of QLT's financial advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications and limitations set forth therein, the Equity Exchange Ratio is fair, from a financial point of view, to QLT.

        "QLT Financial Statements" means the QLT Annual Financial Statements and the QLT Interim Financial Statements.

        "QLT Indemnified Party" shall have the meaning ascribed to that term in Section 5.6(a).

        "QLT Intellectual Property" shall have the meaning ascribed to that term in Section 3.1(s)(i).

        "QLT Interim Financial Statements" means the unaudited interim consolidated financial statements of QLT for the three months ended March 31, 2014, together with the notes thereto.

        "QLT Material Contract" shall have the meaning ascribed to that term in Section 3.1(o)(i) of the QLT Disclosure Letter.

        "QLT Meeting" means the special meeting of the QLT Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement for the purpose of considering and, if thought fit, approving the QLT Shareholder Resolution.

        "QLT Option" means an option to purchase QLT Shares granted under the QLT Stock Option Plan.

        "QLT Parties" means collectively QLT, HoldCo and AcquireCo and "QLT Party" means any one of them.

        "QLT Plan" shall have the meaning ascribed to that term in Section 3.1(r)(i).

        "QLT Product" shall have the meaning ascribed to it in Section 3.1(t)(viii).

        "QLT Public Disclosure Record" means all documents filed by or on behalf of QLT on SEDAR or EDGAR in the period from December 31, 2011 to the date hereof; provided, that, for the purposes of the representations and warranties contained in Section 3.1(g)(vi) and Section 3.1(x), "QLT Public Disclosure Record" shall mean all documents filed by or on behalf of QLT on SEDAR or EDGAR since December 31, 2011.

        "QLT Recommendation" means the unanimous recommendation of the QLT Board of Directors that the QLT Shareholders vote in favour of the QLT Shareholder Resolution.

        "QLT RSU" means a restricted stock unit issued under the QLT Stock Option Plan.

        "QLT Senior Management" means the individuals set forth in Section 1.4 of the QLT Disclosure Letter.

        "QLT Shareholder" means a holder of one or more QLT Shares.

        "QLT Shareholder Approval" means the affirmative vote of a majority of the votes cast on the QLT Shareholder Resolution by the QLT Shareholders present in person or represented by proxy at the QLT Meeting.

        "QLT Shareholder Resolution" means the ordinary resolution of QLT Shareholders approving the issuance of QLT Shares pursuant to the Merger to be considered and, if thought fit, passed with or without variation at the QLT Meeting.

        "QLT Shares" means the common shares without par value in the authorized share structure of QLT.

        "QLT Stock Option Plan" means the QLT 2000 Incentive Stock Plan as amended and restated April 25, 2013.

        "QLT Subsidiary" means a Subsidiary of QLT.

        "QLT Superior Proposal" means an unsolicited bona fide written Acquisition Proposal (provided, however, that, for the purposes of this definition, all references to "20%" in the definition of "Acquisition Proposal" as it relates to securities of QLT shall be changed to "100%" and references to "20%", as regards the assets of QLT, shall be changed to "all or substantially all") made by a Person or Persons acting jointly or in concert (other than Auxilium and any of its Affiliates) and which, or in respect of which:

  (a)
  the QLT Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel:

  (i)
  would, if consummated taking into account all of the terms and conditions of such QLT Acquisition Proposal (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the QLT Shareholders from a financial point of view than the Transaction (including any adjustment to the terms and conditions of the Transaction proposed by Auxilium pursuant to Section 6.2);

    (ii)
    is reasonably capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such QLT Acquisition Proposal and the Person or Persons making such QLT Acquisition Proposal; and

    (iii)
    that funds, securities or other consideration necessary for the QLT Acquisition Proposal are or are reasonably likely to be available; and

  (b)
  in the case of a QLT Acquisition Proposal involving the QLT Shares, is made available to all of the QLT Shareholders on the same terms and conditions.

        "QLT Superior Proposal Notice" means a written notice provided by QLT to Auxilium delivered promptly (and in any event, within 24 hours) after the determination by the QLT Board of Directors that a QLT Superior Proposal exists, advising Auxilium that QLT has received a QLT Superior Proposal and specifying the information with respect thereto required by the definition of QLT Superior Proposal and including written notice of the determination of the QLT Board of Directors that such QLT Acquisition Proposal constitutes a QLT Superior Proposal.

        "QLT Termination Fee" shall have the meaning ascribed to it in Section 7.2(a).

        "QLT Termination Fee Event" shall have the meaning ascribed to it in Section 7.2(b).

        "Regulatory Authority" means Health Canada, the FDA and any other federal, state, provincial, local or foreign Governmental Authority with jurisdiction over the authorization, approval, marketing, advertising, sale, pricing, storage, distribution, use, handling and control, safety, efficacy, reliability or manufacturing of pharmaceutical products, including but not limited to human drugs, biologics, and drug combination products.

        "Regulatory Authorization" means any registration, authorization, approval, clearance, license, permit, certificate or exemption issued by any Regulatory Authority or Governmental Authority (including new drug applications, new drug submissions, investigational new drug applications, clinical trial applications, manufacturing approvals and authorizations, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the products of QLT or Auxilium and their respective Subsidiaries.

        "Regulatory Guidelines" means applicable rules, guidance, manuals, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Regulatory Authority to the extent that the foregoing do not have the force of law.

        "Release" means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, or sudden, intermittent, inadvertent or gradual, into, onto, through, above or under the Environment.

        "Relevant Laws" shall have the meaning ascribed to it in Section 5.2(b).

        "Replacement Auxilium Options" means the options to acquire QLT Shares to be issued in exchange for Auxilium Options (including ESPP Options) pursuant to this Agreement.

        "Replacement Auxilium Restricted Stock" means restricted stock in QLT to be issued in exchange for Auxilium Restricted Stock pursuant to the Merger and the terms of this Agreement.

        "Replacement Auxilium RSUs" means restricted stock units and performance-based restricted stock units in QLT to be issued in exchange for the Other Auxilium Share-Based Awards pursuant to the Merger and the terms of this Agreement.

        "Representatives" means, collectively, with respect to a Person, any officers, directors, employees, consultants, advisors, agents or other representatives (including legal counsel, accountants, investment bankers and financial advisors) of that Person or any Subsidiary of that Person.

        "Required Regulatory Approvals" means those certificates, no-action letters, notices, sanctions, rulings, consents, orders, exemptions, permits, licenses, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities as set forth in Schedule I hereto.

        "Restraint" shall have the meaning ascribed to it in Section 5.2(e).

        "Restricted Auxilium Share" shall have the meaning ascribed to it in Section 2.1(n)(ii).

        "Retinoid Closing Payment" shall have the meaning ascribed to it in Section 4.1(c)(xxiii)(A) of the QLT Disclosure Letter.

        "Retinoid Transaction" means any sale, license, sublicense or similar transaction involving any or all of the QLT Intellectual Property, Contracts and other assets related to its proprietary synthetic retinoid product in development known as "QLT091001", but excluding the Pre-Acquisition Reorganization.

        "Returns" means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed with any Governmental Authority in connection with, any Taxes and including any other filings relating to Taxes, including all returns in respect of Taxes and other material reports and information under the Tax Act, the income tax or corporation capital tax legislation of any province of Canada or any foreign country or political subdivision thereof in which the relevant Person carries on business or to a jurisdiction of which it is otherwise subject, any sales or excise tax legislation of a province of Canada or any foreign country, or political subdivision thereof or legislation affecting any other Taxes, applicable to such Person pursuant to which it is liable or required to pay or remit Taxes (including any schedules or attachments thereto or amendments thereof).

        "Right to Match Period" shall have the meaning ascribed to it in Section 6.2(a)(iv).

        "SEC" means the United States Securities and Exchange Commission or any successor entity.

        "Securities Act" means the Securities Act (British Columbia).

        "SEDAR" means the System for Electronic Document Analysis Retrieval.

        "Social Security Act" shall have the meaning ascribed to it in Section 3.1(t)(vii).

        "Specified Shareholders" shall have the meaning ascribed to it in the Recitals.

        "Subscription Price" shall have the meaning ascribed to it in Section 2.1(b).

        "Subsidiary" means, with respect to a specified entity, any:

  (a)
  corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at all times owned by such specified entity;

  (b)
  partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

  (c)
  Subsidiary (as defined in clauses (a) and (b) above) of any Subsidiary (as so defined) of such specified entity.

        "Surviving Company" shall have the meaning ascribed to it in Section 2.1(c).

        "Tax" or "Taxes" means all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including (i) all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings gross receipts, capital, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valorem taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, land transfer taxes, severance taxes, capital stock taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker's compensation premiums and pension (including Canada Pension Plan) payments, surtaxes, harmonized sales tax, abandoned or unclaimed property liabilities (escheat) and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof; (ii) any tax imposed, assessed, collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee; and (iii) any liability for any of the foregoing of a transferee, successor, guarantor, or by contract, or by operation of law, as a result of being a member of a consolidated, combined or unitary tax group.

        "Tax Act" means the Income Tax Act (Canada) or any successor act.

        "Termination Fee" means the Auxilium Termination Fee or the QLT Termination Fee, as the context requires.

        "Transaction" means, collectively, all the transactions contemplated by this Agreement, including the Merger but excluding the Retinoid Transaction.

        "TSX" means the Toronto Stock Exchange.

        "U.S. GAAP" means accounting principles generally accepted in the United States, consistently applied.

        "U.S. Securities Laws" means the 1933 Securities Act, the 1934 Exchange Act and all other state and federal securities Laws and the rules, regulations and published policies made thereunder.

        "Voting Agreement" shall have the meaning ascribed to it in the Recitals.

1.2   Currency

        Except where otherwise specified, all references to currency herein are to lawful money of the United States of America and "$" refers to U.S. dollars.

1.3   Interpretation Not Affected by Headings

        The division of this Agreement into Articles and sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, section or other portion hereof. Unless something in the subject matter or context is clearly inconsistent therewith, references herein to an Article, section or schedule by number or letter or both are to that Article, section or schedule in this Agreement.

1.4   Knowledge and Disclosure

        Any reference in this Agreement to the "knowledge" or the "awareness" of QLT means to the best of the actual knowledge, information and belief of the QLT Senior Management, in their capacities as officers or directors of QLT and not in their personal capacities or in any other capacity, after making reasonable inquiry regarding the relevant matter, and does not include any knowledge or awareness of any other individual. Any reference in this Agreement to the "knowledge" or the "awareness" of Auxilium means to the best of the actual knowledge, information and belief of Auxilium Senior Management, in their capacities as officers or directors of Auxilium and not in their personal capacities or in any other capacity, after making reasonable inquiry regarding the relevant matter, and does not include any knowledge or awareness of any other individual.

1.5   Extended Meanings, Etc.

        Unless the context otherwise requires, words implying only the singular number also include the plural and vice versa; words importing any gender include all genders. The terms "including" or "includes" and similar terms of inclusion, unless expressly modified by the words "only" or "solely", mean "including without limiting the generality of the foregoing" and "includes without limiting the generality of the foregoing". Any Contract, instrument, Law or Order defined or referred to herein means such Contract, instrument, Law or Order as from time to time amended, restated, supplemented or otherwise modified, including, in the case of Contracts or instruments, by waiver or consent and, in the case of Laws, by succession of comparable successor Laws, and all attachments thereto and instruments incorporated therein and, in the case of statutory Laws, all rules and regulations made thereunder.

1.6   Date of Any Action

        If the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action will be required to be taken on the next succeeding day which is a Business Day.

1.7   Schedules

        The following are the Schedules to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

        Schedule I—Required Regulatory Approvals

        Schedule II—Form of Voting Agreement

ARTICLE II

THE MERGER

2.1   The Merger

  (a)
  QLT, HoldCo, AcquireCo and Auxilium agree that the Merger shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement.

  (b)
  Immediately prior to the Merger Effective Time, QLT will subscribe for a number of shares of common stock of HoldCo that is equal to the number of Auxilium Shares issued and outstanding immediately prior to the Merger Effective Time multiplied by the Equity

    Exchange Ratio, for a purchase price in cash equal to the fair market value of such shares (the "Subscription Price"). HoldCo will subscribe for a number of common shares of QLT that is equal to the number of Auxilium Shares issued and outstanding immediately prior to the Merger Effective Time multiplied by the Equity Exchange Ratio for a purchase price in cash equal to the Subscription Price.

  (c)
  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, on the Closing Date, AcquireCo shall be merged with and into Auxilium. At the Merger Effective Time, the separate corporate existence of AcquireCo shall cease and Auxilium shall continue as the surviving company in the Merger (the "Surviving Company").

  (d)
  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties to the Merger shall file with the Secretary of State of the State of Delaware the Certificate of Merger, executed and acknowledged in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the DGCL or by the Secretary of State of the State of Delaware in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as QLT and Auxilium shall agree and specify in the Certificate of Merger. At and immediately after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger and the DGCL.

  (e)
  The certificate of incorporation of AcquireCo, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The by-laws of AcquireCo, as in effect immediately prior to the Merger Effective Time, shall be the by-laws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

  (f)
  The directors of the Surviving Company upon completion of the Merger shall, until the earlier of their resignation or removal or until their respective successors are duly appointed, elected and qualified, as the case may be, consist of individuals designated by the Auxilium Board of Directors prior to the Merger Effective Time. The officers of Auxilium immediately prior to the Merger Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

  (g)
  At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

  (i)
  Each share of common stock of AcquireCo issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and non-assessable share of redeemable preferred stock of the Surviving Company, such redeemable preferred stock to have an aggregate redemption amount and fair market value equal to the fair market value of the issued and outstanding shares of common stock of AcquireCo immediately prior to the Merger Effective Time.

  (ii)
  Each Auxilium Share that is owned by Auxilium as treasury stock and each Auxilium Share that is owned directly by Auxilium immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

  (iii)
  Subject to Section 2.1(k), each Auxilium Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into the right to receive such number of

      QLT Shares as is equal to the Equity Exchange Ratio (the "Merger Consideration") from HoldCo, on behalf of AcquireCo. All such Auxilium Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Merger Effective Time represented any such Auxilium Share (each, a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Merger Effective Time, the outstanding QLT Shares or Auxilium Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of QLT Shares or Auxilium Shares, as the case may be, will be appropriately adjusted to provide to Auxilium and the holders of Auxilium Shares the same economic effect as contemplated by this Agreement prior to such event.

    (iv)
    The Surviving Company, as successor to AcquireCo, shall issue such number of shares of common stock to HoldCo equal to the number of Auxilium Shares issued and outstanding immediately prior to the Merger Effective Time multiplied by the Equity Exchange Ratio in consideration for HoldCo delivering (on behalf of AcquireCo) common shares of QLT to the former Auxilium Stockholders.

  (h)
  Subject to compliance with all applicable Laws and the receipt of all required consents, the Parties will take such commercially reasonable steps so as to restructure the terms of each Auxilium Warrant issued and outstanding immediately prior to the Merger to reflect the fact that after giving effect to the terms of this Agreement, QLT will become the holding company of the Combined Group.

  (i)
  Subject to compliance with all applicable Laws and the receipt of all required consents, the Parties will take such actions as are required under the terms of each Auxilium Convertible Note issued and outstanding immediately prior to the Merger to reflect the fact that after giving effect to the terms of this Agreement, QLT will become the holding company of the Combined Group.

  (j)
  Subject to compliance with all applicable Laws and the receipt of all required consents, the Parties will take such commercially reasonable steps so as to ensure that the Auxilium Call Options issued and outstanding immediately prior to the Merger are not terminated as a result of the Merger.

  (k)
  The exchange of Certificates shall be effected as follows:

  (i)
  Prior to the Merger Effective Time, QLT shall appoint a bank or trust company reasonably acceptable to Auxilium to act as exchange agent (the "Exchange Agent") for the payment and delivery of the Merger Consideration. At or prior to the Merger Effective Time, HoldCo shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II through the Exchange Agent, on behalf of itself, certificates representing the QLT Shares to be delivered as Merger Consideration (or, if uncertificated QLT Shares will be delivered, QLT shall make appropriate alternative arrangements).

  (ii)
  As promptly as reasonably practicable after the Merger Effective Time (and in any event within four Business Days after the Merger Effective Time), QLT shall cause the Exchange Agent to mail to each holder of record of Auxilium Shares a form of letter of transmittal (the "Letter of Transmittal") which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an "agent's message" with respect to shares held in book-entry form) as Auxilium may specify acting reasonably, and shall be prepared prior to the Closing, together with instructions thereto.

    (iii)
    Upon (i) in the case of Auxilium Shares represented by a Certificate, the surrender of such Certificate for cancellation to the Exchange Agent, or (ii) in the case of Auxilium Shares held in book-entry form, the receipt of an "agent's message" by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor the QLT Shares into which such Auxilium Shares have been converted pursuant to Section 2.1(g). In the event of a transfer of ownership of Auxilium Shares that is not registered in the transfer records of Auxilium, the QLT Shares may be delivered to a transferee if the Certificate representing such Auxilium Share (or, if such Auxilium Share is held in book-entry form, proper evidence of such transfer) is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.1(k), each Auxilium Share, and any Certificate with respect thereto, shall be deemed at any time from and after the Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of Auxilium Shares are entitled to receive in respect of such shares pursuant to Section 2.1(g).

    (iv)
    The QLT Shares delivered and credited as fully paid in accordance with the terms of this ARTICLE II upon conversion of any Auxilium Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Auxilium Shares. From and after the Merger Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Auxilium Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, any Certificates formerly representing Auxilium Shares (or Auxilium Shares held in book-entry form) are presented to QLT or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this ARTICLE II.

    (v)
    Any portion of the Merger Consideration that remains undistributed to the holders of Auxilium Shares for one year after the Merger Effective Time shall be delivered to QLT or its designee, and any holder of Auxilium Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to QLT for its claim for QLT Shares.

    (vi)
    None of Auxilium, QLT, AcquireCo, the Surviving Company or the Exchange Agent or any of their respective Affiliates shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

  (l)
  Each of QLT, HoldCo and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Auxilium Shares pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated as having been paid to the holder of Auxilium Shares in respect of which such deduction or withholding was made.

  (m)
  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by QLT, the posting by such Person of a bond, in such reasonable and customary amount as QLT may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Certificate, issue the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

  (n)
  As soon as practicable following the date of this Agreement and, in any event, prior to the Closing Date, the Auxilium Board of Directors or an appropriate committee thereof shall adopt such resolutions or take such other actions (including obtaining any required consents and making any required amendments to the Auxilium Share Plans) as may be required to effect and/or procure the following:

  (i)
  Each Auxilium Option (that is not an ESPP Option) that as of the Merger Effective Time is outstanding, shall cease to represent an option or other right to acquire Auxilium Shares and shall be converted on substantially the same terms and conditions as were applicable under the Auxilium Option (including vesting conditions, but taking into account any changes thereto provided for in the applicable Auxilium Share Plan, in any applicable award agreement, in such option or deemed necessary to comply with applicable Laws (including appropriate adjustments to performance vesting metrics, as applicable)) as of the Merger Effective Time into a stock option to acquire a number of QLT Shares (rounded down to the nearest whole share) equal to the product of (i) the total number of Auxilium Shares subject to such Auxilium Option immediately prior to the Merger Effective Time multiplied by (ii) the Equity Exchange Ratio, at an exercise price per QLT Share (rounded up to the nearest whole cent) equal to (x) the exercise price per Auxilium Share applicable to such Auxilium Option immediately prior to the Merger Effective Time divided by (y) the Equity Exchange Ratio;

  (ii)
  Each issued and outstanding Auxilium Share subject to vesting or other lapse restrictions pursuant to Auxilium Share Plans immediately prior to the Merger Effective Time (a "Restricted Auxilium Share") shall, as of the Merger Effective Time, cease to represent a right to acquire an Auxilium Share and shall be converted into the right to receive such number of QLT Shares as is equal to the number of shares subject to such Restricted Auxilium Share multiplied by the Equity Exchange Ratio, subject to substantially the same terms and conditions (including vesting and other lapse restrictions, but taking into account any changes thereto provided for in the applicable Auxilium Share Plan or in any applicable award agreement (including appropriate adjustments to performance vesting metrics, as applicable)); and

  (iii)
  Each stock-based award (including any restricted stock unit and deferred stock unit awards), other than an Auxilium Option or Restricted Auxilium Share ("Other Auxilium Share-Based Awards" and together with Restricted Auxilium Shares, the "Auxilium Share Awards"), granted under any Auxilium Share Plan and outstanding immediately prior to the Merger Effective Time shall, as of the Merger Effective Time, cease to represent an award based on Auxilium Shares and shall be converted into an award based on a number of QLT Shares equal to the number of Auxilium Shares covered by such Other Auxilium Share-Based Award multiplied by the Equity Exchange Ratio, provided that such a converted stock-based right or award shall be subject to substantially the same terms and conditions (including the vesting conditions, but taking into account any changes thereto provided for in the applicable Auxilium Share Plan, in any applicable award agreement or deemed necessary to comply with applicable Laws (including appropriate adjustments to performance vesting metrics, as applicable)).

  (o)
  As soon as practicable following the date of this Agreement, and in any event, prior to the Closing Date, the Auxilium Board of Directors or an appropriate committee thereof shall adopt such resolutions or take such other actions as may be required to effect the following: each Auxilium Option under Auxilium Employee Stock Purchase Program (the "ESPP") that is outstanding as of the Merger Effective Time (an "ESPP Option") shall cease to represent an option to acquire Auxilium Shares and shall be converted on substantially the same terms and conditions as were applicable under the ESPP as of the Merger Effective Time into an option to acquire a number of QLT Shares equal to the product of (i) the total number of Auxilium Shares subject to the ESPP Option immediately prior to the Merger Effective Time multiplied by (ii) the Equity Exchange Ratio (rounded down to the nearest whole share), at a purchase price per QLT Share equal to (i) the purchase price per Auxilium Share immediately prior to the Merger Effective Time divided by (ii) the Equity Exchange Ratio (rounded up to the nearest whole cent).

  (p)
  The treatment of Auxilium Share Plans and ESPP shall be as follows:

  (i)
  It is the intent of the Parties hereto that the treatment of Auxilium Share Awards and Auxilium Options contemplated herein be in a manner that is consistent with the requirements of Section 409A of the Code, including all guidance and regulations issued thereunder.

  (ii)
  QLT shall, prior to Closing, take all corporate action necessary to reserve for issuance a sufficient number of QLT Shares as is equal to the aggregate number of QLT Shares issuable after the Merger Effective Time (i) upon exercise of the Replacement Auxilium Options, (ii) in respect of each share of Replacement Auxilium Restricted Stock and Replacement Auxilium RSU, (iii) upon exercise of Auxilium Warrants and (iv) upon conversion of Auxilium Convertible Notes.

  (iii)
  As of the Merger Effective Time, QLT will assume Auxilium Share Plans, the ESPP and any other equity plans that have been approved by the board of directors and stockholders of Auxilium prior to the Merger Effective Time. As of the Merger Effective Time, QLT will be able to grant stock awards and options to purchase QLT Shares, to the extent permissible by applicable Laws and NASDAQ regulations, under the terms of Auxilium Share Plans and the ESPP and issue the reserved but unissued Auxilium Shares (including shares subject to the unexercised or unissued portions of any Auxilium Option, Auxilium Share Award or ESPP Option that expire, terminate or are canceled and shares subject to any Auxilium Option and Auxilium Share Award that are reacquired pursuant to the terms of the agreements under which such shares were issued that return to Auxilium Share Plans or the ESPP pursuant to their terms), except that (i) Auxilium Shares covered by such awards will be QLT Shares and (ii) all references to a number of Auxilium Shares will be (A) changed to reference QLT Shares and (B) converted to a number of QLT Shares equal to the applicable number of Auxilium Shares multiplied by the Equity Exchange Ratio, rounded down to the nearest whole number of QLT Shares. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Merger Effective Time, the board of directors of QLT (or, if appropriate, any committee administering employee, individual consultant and director compensation plans) shall adopt such resolutions and take such other actions as may be reasonably required to assume Auxilium Share Plans and the ESPP or to adopt share plans having terms substantially identical to Auxilium Share Plans and the ESPP and covering the awards of QLT Shares resulting from Section 2.1(n) and options to purchase QLT Shares under the ESPP, subject to any adjustments that may be required by applicable Laws. QLT Stock Option Plan (and all QLT securities issued thereunder) and QLT DSU Plan shall continue in full force and effect in accordance with their respective terms.

  (q)
  It is intended that, for U.S. federal income tax purposes, (i) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) this Agreement is hereby adopted as a "plan of reorganization" for purposes of Sections 354 and 361 of the Code.

2.2   The Closing

        The closing (the "Closing") of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York, at 11:00 a.m., New York City time, on the date (the "Closing Date") which shall be (i) the earlier of: (A) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in ARTICLE VIII (other than the satisfaction of those conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions); and (B) the date that is the day prior to the Outside Date; provided that the conditions set forth in ARTICLE VIII have been satisfied or waived as of such date; or (ii) such date as mutually agreed in writing by Auxilium and QLT. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in ARTICLE VIII, the Merger shall, from and after the Merger Effective Time, have all of the effects provided under applicable Laws.

2.3   Preparation of Joint Proxy Statement/Circular and Registration Statements

  (a)
  As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the SEC (and, if applicable, any other Governmental Authority) (i) mutually acceptable proxy materials which shall constitute (A) the Circular, which shall also constitute the proxy statement relating to the matters to be submitted to the QLT Shareholders at the QLT Meeting, together with any other documents required by the BC Act or applicable Laws in connection with the QLT Meeting and (B) the proxy statement relating to the matters to be submitted to Auxilium Stockholders at the Auxilium Meeting (such joint proxy statement, and any amendments or supplements thereto, the "Joint Proxy Statement/Circular") and (ii) a registration statement on Form S-4 (of which the Joint Proxy Statement/Circular will form a part) with respect to the issuance of QLT Shares in respect of the Merger (the "Form S-4").

  (b)
  Each Party will provide legal counsel to the other Party with a reasonable opportunity to review and comment on drafts of the Joint Proxy Statement/Circular, Form S-4 and other documents related to the QLT Meeting or Auxilium Meeting, as applicable, prior to filing such documents with applicable Governmental Authorities and mailing such documents to the QLT Shareholders or Auxilium Stockholders, as applicable. Each Party will include in the Joint Proxy Statement/Circular, Form S-4 or such other documents all comments reasonably and promptly proposed by the other Party or its legal counsel, provided, however, that all information relating to Auxilium and its Subsidiaries included in the Joint Proxy Statement/Circular shall be in form and content satisfactory to Auxilium, acting reasonably, and all information relating to QLT and its Subsidiaries included in the Joint Proxy Statement/Circular shall be in form and content satisfactory to QLT, acting reasonably.

  (c)
  Each Party shall use all commercially reasonable efforts to have the Joint Proxy Statement/Circular cleared by the SEC (and, if applicable, any other Governmental Authority), the Form S-4 to be declared effective by the SEC (and, if applicable, any other Governmental Authority) and to keep the Form S-4 effective as long as is necessary to consummate the Merger. As promptly as practicable after such clearance, QLT and Auxilium shall, unless otherwise agreed to by the Parties, cause the Joint Proxy Statement/Circular and other documentation required in connection with the QLT Meeting and the Auxilium Meeting to be sent contemporaneously to (x) in the case of QLT, each QLT Shareholder and (y) in the case of Auxilium, each Auxilium Stockholder, as required by applicable Laws. Each Party shall, as promptly as practicable after receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Circular or the Form S-4 received from the SEC.

  (d)
  Each Party shall use its commercially reasonable efforts to ensure that the Joint Proxy Statement/Circular complies in all material respects with applicable Laws. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Circular or the Form S-4 prior to filing such documents with the SEC.

  (e)
  Each Party shall use all commercially reasonable efforts to take any action required to be taken by it under any applicable Laws as may be necessary or desirable in order to complete the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock and options as may be reasonably requested in connection with any such action. QLT shall advise the other Parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the QLT Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC (or, if applicable, any other Governmental Authority) for amendment of the Joint Proxy Statement/Circular or the Form S-4.

  (f)
  If, at any time prior to the Closing, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by any Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement/Circular or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by Law an appropriate amendment or supplement describing such information shall be promptly filed by QLT and Auxilium with the SEC and by QLT with the Canadian securities regulators (or, if applicable, any other Governmental Authority) and, to the extent required by Law, disseminated to the QLT Shareholders and Auxilium Stockholders, as applicable.

  (g)
  The Joint Proxy Statement/Circular shall include:

  (i)
  unless QLT shall have effected a QLT Change of Recommendation in accordance with the terms of this Agreement, the QLT Recommendation, a copy of the QLT Financial Advisor Opinion, the rationale for the QLT Recommendation and a statement that, to the knowledge of QLT, each director and executive officer of QLT intends to vote all QLT Shares held by him or her in favour of the QLT Shareholder Resolution at the QLT Meeting; and

  (ii)
  unless Auxilium shall have effected an Auxilium Change of Recommendation in accordance with the terms of this Agreement, Auxilium Recommendation, the Auxilium Fairness Opinion, the rationale for Auxilium Recommendation and a statement that, to the knowledge of Auxilium, each director and executive officer of Auxilium intends to vote all Auxilium Shares held by him or her in favour of the Auxilium Stockholder Approval at the Auxilium Meeting.

  (h)
  Notwithstanding Sections 2.3(a) to 2.3(g), each of Auxilium and QLT may, with the written consent of the other party, acting reasonably, prepare and submit separate circulars and proxy statements in respect of the QLT Meeting and the Auxilium Meeting, as applicable, and, in such event, the rights of the respective parties to review and comment on the other party's circular or proxy statement, as applicable, shall apply accordingly.

  (i)
  As promptly as practicable after the Closing Date, but in any event within 30 days thereafter, QLT shall file with the SEC a registration statement on Form S-8 (or other applicable form) (the "Form S-8") in order to register under the 1933 Securities Act the QLT Shares to be issued, offered and/or sold, as applicable, from time to time after the Effective Time upon exercise of the QLT Options and Replacement Auxilium Options and the QLT Shares to be issuable in respect of Replacement Auxilium Restricted Stock and Replacement Auxilium RSUs. QLT shall ensure that the Form S-8 filed with the SEC pursuant to this Agreement complies with all applicable Laws.

2.4   Shareholder Meetings

  (a)
  Auxilium shall duly take all lawful action to call, give notice of, convene and hold Auxilium Meeting in accordance the constating documents of Auxilium and applicable Law as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining Auxilium Stockholder Approval as required by the DGCL and this Agreement.

  (b)
  QLT shall duly take all lawful action to call, give notice of, convene and hold the QLT Meeting in accordance the constating documents of QLT and applicable Law, as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the QLT Shareholder Approval in accordance with the applicable Laws and this Agreement.

  (c)
  Subject to the terms of this Agreement, unless Auxilium shall have effected an Auxilium Change of Recommendation in accordance with the terms of this Agreement, Auxilium shall use its commercially reasonable efforts to solicit from Auxilium Stockholders proxies in favour of the Auxilium Stockholder Approval and take all other actions that are reasonably necessary or desirable to obtain the approval of the Merger and this Agreement by Auxilium Stockholders including using the services of investment dealers and proxy solicitation agents, and take all other actions reasonably requested by QLT that are reasonably necessary to obtain Auxilium Stockholder Approval and permit QLT to assist, and consult with QLT and keep QLT apprised, with respect to such solicitation and other actions. Unless this Agreement has been terminated in accordance with ARTICLE VII, subject to Section 2.4(a) this Agreement shall be submitted to Auxilium Stockholders at the Auxilium Meeting for the purpose of obtaining Auxilium Stockholder Approval, and nothing contained herein shall be deemed to relieve Auxilium of such obligation.

  (d)
  Subject to the terms of this Agreement (including Section 6.2), QLT shall use its commercially reasonable efforts to solicit from the QLT Shareholders proxies in favour of the approval of the QLT Shareholder Resolution including, if reasonably requested by Auxilium, using the services of investment dealers and proxy solicitation agents, and cooperating with any Persons engaged by Auxilium, to solicit proxies in favour of the approval of the QLT Shareholder Resolution and take all other actions that are reasonably necessary to obtain the QLT Shareholder Approval and permit Auxilium to assist, and consult with Auxilium and keep Auxilium apprised, with respect to such solicitation and other actions. Unless this Agreement has been terminated in accordance with ARTICLE VII, subject to Section 2.4(b), this Agreement shall be submitted to the QLT Shareholders at the QLT Meeting for the purpose of obtaining the QLT Shareholder Approval, and nothing contained herein shall be deemed to relieve QLT of such obligation.

  (e)
  Unless there has been a QLT Change of Recommendation in accordance with Section 6.2, neither the QLT Board of Directors nor any committee thereof shall withdraw (or modify in any manner adverse to Auxilium), or propose publicly to withdraw (or modify in any manner adverse to Auxilium), the QLT Recommendation.

  (f)
  Unless there has been an Auxilium Change of Recommendation in accordance with Section 6.4, neither the Auxilium Board of Directors nor any committee thereof shall withdraw (or modify in any manner adverse to QLT), or propose publicly to withdraw (or modify in any manner adverse to QLT), Auxilium Recommendation.

  (g)
  Auxilium shall, prior to the Auxilium Meeting, keep QLT reasonably informed of the number of proxy votes received in respect of matters to be acted upon at Auxilium Meeting, and in any event shall provide such number promptly upon the request of QLT or its Representatives.

  (h)
  QLT shall, prior to the QLT Meeting, keep Auxilium reasonably informed of the number of proxy votes received in respect of matters to be acted upon at the QLT Meeting, and in any event shall provide such number promptly upon the request of Auxilium or its Representatives.

  (i)
  Subject to the terms of this Agreement, Auxilium shall use commercially reasonable efforts to ensure that the Auxilium Meeting will occur no more than two Business Days following the QLT Meeting. Each of QLT and Auxilium shall not adjourn, postpone, delay or cancel (or propose for adjournment, postponement, delay or cancellation) the QLT Meeting or the Auxilium Meeting, as applicable, without the other Party's prior written consent, in each case; provided, that:

  (i)
  Auxilium shall be permitted to adjourn, delay or postpone convening the Auxilium Meeting if in the good faith judgment of the Auxilium Board of Directors (after consultation with its outside legal advisors) the failure to adjourn, delay or postpone the Auxilium Meeting could be reasonably likely to be inconsistent with the fiduciary duties of the Auxilium Board of Directors under applicable Laws or not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Joint Proxy Statement/Circular or Form S-4; and

  (ii)
  QLT shall be permitted to adjourn, delay or postpone convening the QLT Meeting if in the good faith judgment of the QLT Board of Directors (after consultation with its outside legal advisors) the failure to adjourn, delay or postpone the QLT Meeting could be reasonably likely to be inconsistent with the fiduciary duties of the QLT Board of Directors under applicable Laws or not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Joint Proxy Statement/Circular or Form S-4.

  (j)
  Auxilium and QLT will each provide notice to the other of the Auxilium Meeting or the QLT Meeting, respectively, and shall allow Representatives of the other and its counsel to attend the applicable meeting.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of QLT

        Except as disclosed in the applicable section or subsection of the QLT Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the QLT Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the QLT Disclosure Letter only to the extent the relevance of such item to such other section or subsection is reasonably apparent on its face) or the QLT Public Disclosure Record (other than any disclosure contained under the captions "Risk Factors" or "Forward Looking Statements" or similar captions and any other disclosure contained therein that is predictive, cautionary or forward-looking in nature), QLT represents and warrants to and in favour of Auxilium as follows and acknowledges that Auxilium is relying upon such representations and warranties in entering into this Agreement:

  (a)
  Organization and Qualification.    QLT has been duly incorporated, validly exists and is in good standing under the BC Act and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of the QLT Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate, legal or other power and authority to own its assets as now owned and to carry on its business as it is now being carried on. QLT and each of the QLT Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to be material to QLT and the QLT Subsidiaries, taken as a whole. QLT has provided to Auxilium true, complete and correct copies of the constating documents of each of QLT and QLT's Subsidiaries, in each case as amended.

  (b)
  Authority Relative to this Agreement.    Each QLT Party has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the approval of QLT Shareholders of the QLT Shareholder Resolution and the Required Regulatory Approvals, all as contemplated in this Agreement) to perform its obligations hereunder and to complete the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the completion by each QLT Party of the Transaction has been duly authorized by its respective board of directors and no other corporate proceedings on the part of any QLT Party are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the approval of the QLT Shareholders of the QLT Shareholder Resolution as contemplated in this Agreement, the completion by any QLT Party of the Transaction. This Agreement has been duly executed and delivered by each QLT Party and constitutes a legal, valid and binding obligation of each QLT Party enforceable against such QLT Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity.

  (c)
  Required Approvals.    No authorization, license, Permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery of this Agreement, the performance by any QLT Party of its obligations hereunder, the completion by the QLT Parties of the Transaction, other than:

    (i)
    such filings and other actions required under applicable Canadian Securities Laws and U.S. Securities Laws and the rules and policies of the TSX and NASDAQ, in each case, as are contemplated by this Agreement;

    (ii)
    the Required Regulatory Approvals; and

    (iii)
    any other authorizations, licenses, Permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make the same would not reasonably be expected to have a Material Adverse Effect on QLT, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger.

  (d)
  No Violation.    Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.1(c) and complying with applicable Laws and Orders, the execution and delivery by each QLT Party of this Agreement, the performance by such QLT Party of its obligations hereunder and the completion of the Transaction do not and will not (nor will they with the giving of notice or the lapse of time or both):

  (i)
  result in a contravention, breach, violation or default under any Law or Order applicable to QLT or any of the QLT Subsidiaries or any of its or their respective properties or assets;

  (ii)
  result in a contravention, conflict, violation, breach or default under the constating documents of QLT or any of the QLT Subsidiaries;

  (iii)
  result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, any QLT Material Contract or material Permit to which it or any of the QLT Subsidiaries is a party or by which it or any of the QLT Subsidiaries is bound or to which any of its or any of the QLT Subsidiaries' properties or assets is subject or give to any Person any interest, benefit or right, including any right of purchase or sale, termination, payment, modification, reimbursement, penalty, cancellation or acceleration, under any such Material Contract or material Permit; or

  (iv)
  result in the suspension or alteration in the terms of any material Permit held by QLT or any of the QLT Subsidiaries or in the creation of any Lien upon any of their properties or assets;

    except, in the case of each of clauses (i), (iii) and (iv) above, as would not reasonably be expected to have a Material Adverse Effect on QLT.

  (e)
  Capitalization of QLT.    The authorized capital of QLT consists of 500,000,000 QLT Shares without par value and 5,000,000 first preference shares without par value. As at the date of this Agreement, there are (i) 51,081,878 QLT Shares issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable and there are no preferred shares outstanding, (ii) 1,405,671 QLT Options outstanding under the QLT Stock Option Plan providing for the issuance of an aggregate of 1,405,671 QLT Shares upon the exercise thereof in accordance with their respective terms and 3,657,043 additional QLT Shares reserved for issuance under the Stock Option Plan (iii) 42,000 QLT Shares reserved for issuance pursuant to 42,000 QLT RSUs; and (iv) 154,000 QLT DSUs. None of such 51,081,878 QLT Shares, 1,405,671 QLT Options, 42,000 QLT RSUs or 154,000 QLT DSUs is owned by QLT or any Subsidiary of QLT. There is no outstanding contractual obligation of QLT or any of its Subsidiaries to repurchase, redeem or otherwise acquire any QLT Shares. Except for the

    QLT Options and QLT RSUs, QLT has no outstanding agreement, subscription, warrant, option, conversion or exchange privilege right, arrangement or commitment (nor has it granted any right or privilege (contingent or otherwise) capable of becoming an agreement, subscription, warrant, option, conversion or exchange privilege, right, arrangement or commitment) obligating it to issue or sell any QLT Shares or other securities of QLT, including any security or obligation of any kind convertible into or exchangeable or exercisable for any QLT Shares or other security of QLT. Except for the QLT Options, the QLT RSUs and the QLT DSUs, neither QLT nor any of the QLT Subsidiaries has outstanding any stock appreciation right, phantom equity, restricted share unit, deferred share unit or similar right, agreement, arrangement or commitment based on the book value, QLT Share price, income or any other attribute of or related to QLT or any of its Subsidiaries. The QLT Shares are listed on the TSX and NASDAQ and, except for such listings, no securities of QLT or any of the QLT Subsidiaries are listed on any other stock or securities exchange or market or registered under any securities Laws. There are no outstanding bonds, debentures or other evidences of indebtedness of QLT or any of the QLT Subsidiaries having the right to vote (or that are convertible into or exchangeable or exercisable for securities having the right to vote) with the holders of QLT Shares on any matter. Section 3.1(e) of the QLT Disclosure Letter sets out a true, complete and correct list of all QLT Options, QLT DSUs and the QLT RSUs, the names of the holders thereof and the grant date of such securities. A true, correct and complete copy of the QLT Stock Option Plan and the QLT DSU Plan has been provided or otherwise made available to Auxilium. All QLT Shares issuable in connection with the Merger in accordance with the terms of this Agreement will, prior to the Closing Date, be duly authorized and, as of Closing, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All QLT Shares issuable upon exercise of the Replacement Auxilium Options, upon exercise of Auxilium Warrants or upon conversion of Auxilium Convertible Notes, or issuable in respect of each share of Replacement Auxilium Restricted Stock and Replacement Auxilium RSU, will, prior to the Closing Date or as soon as practicable thereafter, be duly authorized and reserved for issuance and will, upon exercise of such securities or delivery of underlying QLT Shares, as applicable, in accordance with their respective terms, be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

  (f)
  QLT Subsidiaries.    Section 3.1(f) of the QLT Disclosure Letter sets forth a true, complete and correct list of each of the QLT Subsidiaries, its jurisdiction and form of organization. QLT or a QLT Subsidiary is the sole registered and beneficial owner of all of the outstanding shares in the capital of or outstanding shares of capital stock or other ownership, equity or voting interests of the QLT Subsidiaries free and clear of any Liens (other than Permitted Liens), and no other Person has any option, right, entitlement, understanding or commitment (contingent or otherwise) regarding the right to acquire any such share or interest in any of the QLT Subsidiaries and no outstanding option, warrant, conversion or exchange privilege or other right, agreement, arrangement or commitment obligating any such entity to issue or sell any share or ownership, equity or voting interest of such entity or security or obligation of any kind convertible into or exchangeable or exercisable for any shares or ownership, equity or voting interests of any such entity. Neither QLT nor any of the QLT Subsidiaries own any interest or investment (whether equity or debt) in any other Person, other than a Subsidiary of QLT, which interest or investment is material to QLT and the QLT Subsidiaries, taken as a whole.

  (g)
  Securities Laws Matters.

  (i)
  The QLT Shares are registered pursuant to Section 12(b) of the 1934 Exchange Act and QLT is a "reporting issuer" in each Province of Canada within the meaning of applicable

      Canadian Securities Laws and not on the list of reporting issuers in default under applicable Canadian Securities Laws, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of QLT, and QLT is in compliance in all material respects with applicable Canadian Securities Laws and U.S. Securities Laws.

    (ii)
    QLT is in compliance in all material respects with the requirements of the TSX and NASDAQ for continued listing of the QLT Shares thereon. QLT has not taken any action designed to terminate, or likely to have the effect of terminating, the registration of the QLT Shares under the 1933 Securities Act, the 1934 Exchange Act or, except as contemplated by this Agreement, the listing of such shares on the TSX or NASDAQ.

    (iii)
    Trading in QLT Shares on the TSX and NASDAQ is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of QLT is pending or, to the knowledge of QLT, threatened. To the knowledge of QLT, as of the date of this Agreement, no inquiry, review or investigation (formal or informal) of QLT by any securities commission or similar regulatory authority under applicable U.S. Securities Laws, Canadian Securities Laws, the TSX or NASDAQ is in effect or ongoing or expected to be implemented or undertaken.

    (iv)
    Except as set forth above in this Section 3.1(g), neither QLT nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws.

    (v)
    Since December 31, 2011, QLT has timely filed all forms, reports, statements and documents, including financial statements and management's discussion and analysis required to be filed by QLT under applicable Canadian Securities Laws and U.S. Securities Laws and the rules and policies of the TSX and NASDAQ. The documents in the QLT Public Disclosure Record, as at the respective dates filed, were in compliance in all material respects with applicable Canadian Securities Laws and U.S. Securities Laws and, where applicable, the rules and policies of the TSX and NASDAQ.

    (vi)
    None of the documents in the QLT Public Disclosure Record, as of their respective dates (and, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (vii)
    QLT has not filed any confidential material change report that at the date hereof remains confidential.

  (h)
  Financial Statements.

  (i)
  The QLT Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except as otherwise stated in the notes to such statements or in the auditor's report thereon and subject, in the case of the QLT unaudited Interim Financial Statements, to normal year end audit adjustments, which are not material to QLT and the QLT Subsidiaries, taken as a whole, individually or in the aggregate, and may omit notes which are not material and are not required by applicable Laws or U.S. GAAP. The QLT Financial Statements present fairly, in all material respects, the consolidated financial position and consolidated results of operations, changes in shareholders' equity and cash flows of QLT and the QLT Subsidiaries as of the respective dates thereof and for the respective periods set forth therein. There are no outstanding loans made by QLT or any of the QLT Subsidiaries to any director or officer of QLT. All of such documents in the

      QLT Public Disclosure Record (including any financial statements included or incorporated by reference therein), as of the respective dates (and as of the date of any amendment to the respective document in the QLT Public Disclosure Record), complied as to form in all material respects with the applicable requirements of the 1933 Securities Act and the 1934 Exchange Act.

    (ii)
    QLT has designed such disclosure controls and procedures, or caused them to be designed under the supervision of the Chairman of the QLT Executive Transition Committee and Chief Financial Officer of QLT, to provide reasonable assurance that material information relating to QLT is made known to such officers by others within QLT and the QLT Subsidiaries, particularly during the period in which the "annual filings" or "interim filings" (as defined in National Instrument 52-109) are being prepared.

    (iii)
    QLT has designed such internal controls over financial reporting, or caused them to be designed under the supervision of the Chairman of the QLT Executive Transition Committee and Chief Financial Officer of QLT, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To the knowledge of QLT, since December 31, 2011: (i) there have been no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of QLT that are reasonably likely to adversely affect QLT's ability to record, process, summarize and report financial information, and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of QLT. To the knowledge of QLT, since December 31, 2011, QLT has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) written reports from employees of QLT regarding questionable accounting or auditing matters.

  (i)
  No Undisclosed Liabilities.    QLT and the QLT Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with U.S. GAAP, other than (i) liabilities and obligations disclosed in the QLT Public Disclosure Record, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the most recent QLT Annual Financial Statements (other than those specifically disclosed in the QLT Public Disclosure Record) that have not had and would not reasonably be expected to have, individually or in aggregate with all other liabilities and obligations of QLT and the QLT Subsidiaries (other than those disclosed in QLT Public Disclosure Record), a Material Adverse Effect on QLT, and (iii) liabilities and obligations incurred in connection with this Agreement and the Transaction. Without limiting anything set forth herein, the QLT Financial Statements reflected and continued to reflect, in each case as of the date filed, appropriate reserves under U.S. GAAP for contingent liabilities relating to pending or anticipated litigation and other contingent obligations of QLT and the QLT Subsidiaries.

  (j)
  Absence of Certain Changes.    From the date of the most recent QLT Annual Financial Statements to the date of this Agreement, (i) no result, fact, change, effect, event, circumstance, occurrence or development has occurred or arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on QLT, and (ii) QLT and each of the QLT Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice.

  (k)
  Compliance with Laws.    Since December 31, 2011, the business of QLT and of each of the QLT Subsidiaries has been and is currently being conducted in material compliance with all applicable Laws, Orders and Regulatory Guidelines and neither QLT nor any QLT Subsidiary has received any written notice of any alleged material non-compliance or violation of any such Laws, Orders or Regulatory Guidelines. Neither QLT nor any of the QLT Subsidiaries has taken or committed to take any action which would cause QLT or any of the QLT Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect, and, to the knowledge of QLT, no such action has been taken by any Person acting on behalf of QLT or any of the QLT Subsidiaries.

  (l)
  Litigation.    There is no Proceeding against or involving QLT or any of the QLT Subsidiaries (whether in progress, pending or, to the knowledge of QLT, threatened) that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on QLT or would prevent or significantly impede or materially delay the completion of the Merger and, to the knowledge of QLT, no event or circumstance has occurred which would reasonably be expected to give rise to any such Proceeding. Neither QLT nor any of the QLT Subsidiaries nor any of their respective properties or assets is subject to any outstanding Order that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger or have a Material Adverse Effect on QLT.

  (m)
  Real Property.    Section 3.1(m) of the QLT Disclosure Letter contains a list of all leases pursuant to which QLT or any QLT Subsidiary currently leases real property as tenant. Neither QLT nor any of the QLT Subsidiaries owns any real property.

  (n)
  Assets.    QLT or the QLT Subsidiaries own or otherwise hold good and valid legal title to, and, where their interests are registrable, are the sole record owners, or hold a valid leasehold interest in, all tangible assets and tangible properties that are material or required to conduct the business and operations of QLT and the QLT Subsidiaries as presently conducted and there are no Liens (other than Permitted Liens) on any such assets or properties that could individually or in the aggregate, have a Material Adverse Effect on QLT. The assets owned or leased by QLT and the QLT Subsidiaries constitute all material assets used or held for use in the operation and conduct of the business of QLT and the QLT Subsidiaries as it is currently conducted.

  (o)
  Contracts.

  (i)
  Except as set forth in Section 3.1(o) of the QLT Disclosure Letter, as of the date of this Agreement, none of QLT or any of the QLT Subsidiaries is a party to or bound by any of the following types of Contract (each of the following types of Contracts, a "QLT Material Contract"):

  (A)
  any collective bargaining agreement, or similar Contract with any labor union or association, with respect to its employees, and any Contract with any officer, employee, consultant or director that provides annual payments in excess of $250,000;

  (B)
  any Contract entered into outside of the ordinary course of business which is both (i) reasonably expected to involve the payment or receipt in 2014 or any subsequent year of an amount in excess of $250,000, and (ii) not terminable by QLT or any of the QLT Subsidiaries on three months' notice or less;

  (C)
  any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment or other Contract relating to the indebtedness of QLT or any QLT Subsidiary in an amount in excess of $250,000;

      (D)
      any Contract granting to any Person a right of first refusal or option to purchase or acquire any assets of QLT or any QLT Subsidiary valued at an amount in excess of $250,000;

      (E)
      any real property lease, rental or occupancy agreement under which QLT or any QLT Subsidiary continues to have obligations or rights;

      (F)
      any Contract entered into outside of the ordinary course of business pursuant to which QLT or any QLT Subsidiary (i) is granted or obtains or agrees to obtain any right to use any material Intellectual Property (excluding commercially available software), (ii) is restricted in its right to use or register any material Intellectual Property owned by QLT or any of the QLT Subsidiaries, or (iii) permits or agrees to permit any other Person, to use, obtain, enforce or register any material Intellectual Property owned by QLT or any of the QLT Subsidiaries, including any license agreements, option agreements, and covenants not to sue;

      (G)
      except for any non-solicit obligations, any Contract that obligates QLT or any QLT Subsidiary or its Affiliates not to compete with another Person, requires QLT or any QLT Subsidiary to acquire any product, assets or service exclusively from any other Person, or otherwise contractually restricts QLT or any QLT Subsidiary or its Affiliates from acquiring any material product, asset or service from any other Person, or providing products, assets or services to any other Person, or developing or distributing any product to any Person or in any geographic location;

      (H)
      any Contract entered into since December 31, 2011: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar extraordinary transaction with respect to QLT or any QLT Subsidiary, (ii) relating to a material acquisition or disposition by a QLT or any QLT Subsidiary, (iii) relating to the acquisition, issuance or transfer of any securities of QLT or any QLT Subsidiary or (iv) relating to any partnership, strategic alliance or joint venture agreement; and

      (I)
      except for Contracts entered into in the ordinary course of business with any employee, director or officer of QLT or any QLT Subsidiary, any Contract with any shareholder of QLT or any QLT Subsidiary entered into since December 31, 2011.

    (ii)
    True, correct and complete copies of each QLT Material Contract in effect on the date hereof that has not been part of the QLT Public Disclosure Record has been provided or otherwise made available to Auxilium.

    (iii)
    Except as would not reasonably be expected to have a Material Adverse Effect on QLT, none of QLT, the QLT Subsidiaries or, to the knowledge of QLT, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under, (in each case, with or without notice or lapse of time or both) any QLT Material Contract in any material respect, and none of QLT or any of the QLT Subsidiaries has received or given any notice of default under any QLT Material Contract which remains uncured. To the knowledge of QLT, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any QLT Material Contract or the inability of a party to any QLT Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Material Adverse Effect on QLT. To the knowledge of QLT, no Person has challenged in writing the validity or enforceability of any QLT Material Contract.

    (iv)
    Other than pursuant to Voting Agreements with Specified Shareholders, there are no shareholders or stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which QLT or any of the QLT Subsidiaries is a party or, to the knowledge of QLT, with respect to any shares or other equity interests of QLT or any of the QLT Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of QLT or any of the QLT Subsidiaries.

    (v)
    As of the date of this Agreement, neither QLT nor any of the QLT Subsidiaries has received written notice of the termination of, or intent to terminate or otherwise fail to materially perform any QLT Material Contract.

    (vi)
    As of the date of this Agreement, QLT expects to receive during 2014 the contingent consideration listed on Section 3.1(o)(vi) of the QLT Disclosure Letter.

  (p)
  Taxes.

  (i)
  QLT and each of its Subsidiaries has duly and timely made or prepared all material Returns required to be made or prepared by it, has duly and timely filed all material Returns required to be filed by it with the appropriate Governmental Authority and has completely and correctly reported all material income and all other amounts or information required to be reported thereon. All material Returns provided or otherwise made available to Auxilium are true, complete and correct copies of such Returns.

  (ii)
  QLT and each of the QLT Subsidiaries has: (A) duly and timely paid all material Taxes due and payable by it other than those that are being contested in good faith pursuant to applicable Laws and in respect of which adequate reserves have been established in accordance with U.S. GAAP in QLT Interim Financial Statements; (B) duly and timely withheld all material Taxes and other material amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such material Taxes and other material amounts required by applicable Laws to be remitted by it; and (C) duly and timely collected all material amounts on account of sales or transfer taxes, including goods and services, harmonized, sales, value added and federal, provincial, state or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such material amounts required by applicable Laws to be remitted by it.

  (iii)
  No audit, action, investigation, deficiency, litigation, proposed adjustment or other Proceeding exists or has been asserted or, to the knowledge of QLT, threatened with respect to material Taxes or material Returns of QLT or any of its Subsidiaries, and neither QLT nor any of its Subsidiaries is a party to any Proceeding for assessment, reassessment, or collection of material Taxes and no such Proceeding has been asserted or, to the knowledge of QLT, threatened against QLT or any of its Subsidiaries or any of their respective assets, and there are no matters of dispute or matters under discussion with any Governmental Authority relating to material Taxes assessed by any Governmental Authority against QLT or any of its Subsidiaries or relating to Returns or any other matters which could result in claims for material Taxes.

  (iv)
  There are no currently effective or pending material elections, agreements, or waivers extending the limitation period or providing for an extension of time with respect to the assessment or reassessment of any material Taxes, the filing of any material Return, or the payment of any material Taxes by QLT or any of its Subsidiaries.

  (v)
  There are no Liens for material Taxes on the property or assets of QLT or any of its Subsidiaries, except for Permitted Liens.

    (vi)
    Neither QLT nor any of its Subsidiaries has acquired property from a non-arm's length Person (within the meaning of the Tax Act) (A) for consideration the value of which is less than the fair market value of the property or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

    (vii)
    QLT is a taxable Canadian corporation as defined in the Tax Act. Each Subsidiary of QLT is resident in the jurisdiction of its formation and is not resident in any other country. Neither QLT nor any of its Subsidiaries is required to file any Return in respect of income taxes in any jurisdiction other than the jurisdiction of its formation.

    (viii)
    Neither QLT nor any of its Subsidiaries is subject to liability for Taxes of any other Person. Neither the Company nor any of its Subsidiaries has acquired property from any Person in circumstances where the Company or Subsidiary did or could become liable for any Taxes of such Person that are currently due or may become due in the future. Neither the Company nor any of its Subsidiaries has entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of income Taxes owing by such person that are currently due or may become due in the future.

    (ix)
    No private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to QLT or any of the QLT Subsidiaries for any taxable year for which the limitation period has not yet expired.

    (x)
    No facts, circumstances, or events exist or have existed that have resulted in or may result in the application of any of sections 79 to 80.04 of the Tax Act to QLT or any of the QLT Subsidiaries.

    (xi)
    Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by QLT and each of the QLT Subsidiaries with respect to all material transactions between the relevant entity and any Person not resident in Canada with whom such entity was not dealing at arm's length within the meaning of the Tax Act, during a Tax year commencing after 2005 and ending on or before the Closing Date.

    (xii)
    The charges, accruals, and reserves for Taxes reflected on the QLT Interim Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income taxes) are adequate under GAAP to cover Taxes with respect to QLT and each of its Subsidiaries accruing through the date hereof.

    (xiii)
    Other than the Transaction, QLT has not taken or agreed to take any action or is aware of any fact or circumstance that would cause, or could reasonably be expected to cause QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes from and after the Closing Date.

    (xiv)
    QLT is, and at all times since its formation has been, treated as a foreign corporation for U.S. federal income tax purposes.

  (q)
  Employment Agreements and Collective Agreements.    None of QLT or any of the QLT Subsidiaries is a party to or bound or governed by (or currently negotiating in connection with entering into), or subject to, or has any liability with respect to:

  (i)
  any employment, retention or change of control agreement with, or any written or oral agreement, commitment, obligation, arrangement, plan or understanding providing for any retention, bonus, severance, change of control, retirement or termination payments to any current or, to the extent remaining outstanding, former director, officer or employee of

      QLT or any of QLT's Subsidiaries (each, an "Employment Agreement") in excess of $250,000;

    (ii)
    any collective bargaining or union agreements or other Contract with a labor union, labor organization or employee association, or any actual or, to the knowledge of QLT, threatened application for certification, recognition or bargaining rights in respect of QLT or any of the QLT Subsidiaries, or any Proceeding seeking to compel QLT or any of the QLT Subsidiaries to bargain with any labour organization as to wages or conditions of employment;

    (iii)
    any organized labour dispute, work stoppage or slowdown, strike or lock-out relating to or involving any employees of QLT or any of the QLT Subsidiaries; or

    (iv)
    any actual or, to the knowledge of QLT, threatened grievance, claim or other Proceeding arising out of or in connection with any labour or employment matter by QLT or any of the QLT Subsidiaries or the termination thereof except as would not be expected to have a Material Adverse Effect on QLT.

True, complete and correct copies of the agreements, arrangements, plans and understandings referred to in paragraphs (i) and (ii) of this Section 3.1(q) have been provided or otherwise made available to Auxilium. Except as would not be expected to have a Material Adverse Effect on QLT, each of QLT and the QLT Subsidiaries is in material compliance with all applicable Laws (domestic and foreign), Orders, Contracts and QLT material policies relating to employment, employment practices, wages, hours and terms and conditions of employment.

  (r)
  Pension and Employee Benefits.

  (i)
  Section 3.1(r)(i) of the QLT Disclosure Letter sets forth a true, complete and correct list of each employee benefit and compensation plan, agreement, program or arrangement, whether written or unwritten, including without limitation, any option, restricted share unit, deferred share unit, stock purchase, or other stock or stock-based incentive plan, cash bonus or incentive compensation arrangement, retirement or deferred compensation plan, profit sharing plan, unemployment or severance compensation plan or health and welfare plan, or Employment Agreement, for any current or former employee or director, to the extent the potential liability remains outstanding, of, or other service provider to, QLT or any of its Subsidiaries participates in, is a party or contributes to, or with respect to which QLT or any of its Subsidiaries could reasonably be expected to have any liability (each, a "QLT Plan").

  (ii)
  With respect to each QLT Plan, QLT has provided or otherwise made available to Auxilium in the QLT Data Room or in the QLT Public Disclosure Record (A) a true and complete copy of each QLT Plan, including any amendments thereto and all material supporting documents; (B) latest annual report, if any; (C) copies of all material communications received in the last three years with applicable Government Authority; (D) each trust or other funding arrangement, (E) each summary plan description (if applicable) and (F) where applicable, the most recent financial statements and actuarial or other valuation reports prepared with respect thereto.

  (iii)
  The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any current or former employee or officer of QLT to termination or severance pay, unemployment compensation or any other payment, (B) accelerate the time of funding (through a grantor trust or otherwise), payment or vesting, or increase the amount of compensation or benefit due any such employee or officer, or (C) cause amounts payable under the Employee Plans to fail to be deductible for U.S. federal income tax purposes by virtue of Section 280G of the

      Code. No employee or individual consultant or independent contractor is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed upon such person.

    (iv)
    Each QLT Plan has been established, registered, qualified, funded, invested, operated and administered in all material respects in accordance with its terms and applicable Law (including Section 409A of the Code). There are no pending, or to the knowledge of QLT, threatened actions, suits, disputes or claims by or on behalf of any QLT Plan, by any employee or beneficiary covered under any such QLT Plan, as applicable, or otherwise involving any such QLT Plan (other than routine claims for benefits).

    (v)
    No QLT Plan provides welfare or post-retirement benefits, including without limitation, death or medical benefits (whether or not insured), beyond retirement or termination of service to employees or former employees or to the beneficiaries or dependents of such employees, other than coverage mandated solely by applicable Law.

    (vi)
    No QLT Plan is governed by, and QLT has no liability under, Section 401(a) of the Code or US Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Neither QLT, nor any Person that is a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group", with QLT, in each case as defined in Sections 414(b), (c), (m) or (o) of the Code sponsors, contributes to or has any liability under, and in the past six years sponsored, contributed to or had liability under, a plan subject to Title IV or Section 302 of ERISA.

    (vii)
    No QLT Plan is a "registered pension plan" as defined in s. 248(1) of the Tax Act.

    (viii)
    There has been no amendment to, written interpretation or announcement (whether or not written) by QLT or any of its Subsidiaries relating to, or change in employee participation or coverage under, a QLT Plan which would increase materially the expense of maintaining such QLT Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2013. There has been no termination of any material QLT Plan since January 1, 2014.

    (ix)
    All contributions, premiums or Taxes required to be made or paid by QLT or any of its Subsidiaries, as the case may be, under or in connection with the QLT Plans have been made in a timely fashion in accordance with Laws and the terms of the applicable QLT Plan. There are no unfunded liabilities in respect of any QLT Plan and have been properly reflected in the QLT Financial Statements.

  (s)
  Intellectual Property.

  (i)
  Section 3.1(s)(i) of the QLT Disclosure Letter sets forth a correct and complete list of all (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by QLT and the QLT Subsidiaries in any jurisdiction in the world (collectively, "QLT Intellectual Property"). QLT or one of the QLT Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations (including Patents), record owner or exclusive licensee of the record owner of each item of QLT Intellectual Property set forth in Section 3.1(s)(i) of the QLT Disclosure Letter, and, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on QLT, to the knowledge of QLT, all such Intellectual Property is subsisting, valid, and enforceable.

  (ii)
  QLT or one of the QLT Subsidiaries owns, or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property (A) related to the products or product candidates presently used in the conduct of the business of QLT or one of the QLT Subsidiaries and (B) used or held for use in, or necessary to conduct, the business and operations of QLT and the QLT Subsidiaries as presently conducted.

    (iii)
    There are no Orders, writs, injunctions or decrees to which QLT or any of the QLT Subsidiaries is subject with respect to any material QLT Intellectual Property.

    (iv)
    To the knowledge of QLT, there is no valid basis for a claim of infringement, misappropriation or other violation of material Intellectual Property rights against QLT or any of the QLT Subsidiaries in respect of the conduct of their businesses as currently conducted.

    (v)
    To the knowledge of QLT, no Person is infringing, misappropriating or otherwise violating any material QLT Intellectual Property owned, used or held for use by QLT and the QLT Subsidiaries in the conduct of the business of QLT and the QLT Subsidiaries as presently conducted, and no such claims have been asserted or threatened against any Person by QLT or the QLT Subsidiaries or, to the knowledge of QLT, any other Person, in the past six years.

    (vi)
    To the knowledge of QLT, there has been no claim asserted or threatened, or Proceedings of any kind pending or in progress, challenging the scope, validity or enforceability of any material QLT Intellectual Property applications or registrations (including Patents) owned by or licensed to QLT or any of the QLT Subsidiaries.

  (t)
  Regulatory Matters.

  (i)
  Since December 31, 2011, the businesses of each of QLT and the QLT Subsidiaries have been and are being conducted in material compliance with all Laws governing the quality, identity, strength, purity, safety, efficacy, investigation, development, record keeping, reporting, testing, development, manufacturing, processing, packaging, labeling, storage, transportation, importation, exportation and distribution of pharmaceutical drugs, including, to the extent applicable (A) the Federal Food, Drug, and Cosmetic Act of 1938, 21 U.S.C. § 301 et seq. ("FDCA"); (B) the Public Health Service Act of 1944 (the "PHSA"); (C) Canada's Food and Drugs Act ("CFDA"); (D) United States federal Medicare and Medicaid statutes and related state or local statutes or regulations; (E) United States federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b))), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729, et seq.), the Physician Payments Sunshine Act, the Prescription Drug Marketing Act of 1987, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, "HIPAA"), and any comparable state, provincial or local Laws; (F) the Canadian Patent Act and Patented Medicines Regulations and the guidelines of the Patent Medicines Pricing Review Board ("PMPRB"); (G) the Orphan Drug Act of 1983, 96 Stat. 2049 (the "Orphan Act"), (H) state or provincial licensing, disclosure and reporting requirements; (I) all Laws similar to the foregoing in all other jurisdictions; and (J) all binding rules and regulations issued under such Laws.

  (ii)
  Each of QLT and the QLT Subsidiaries holds all Regulatory Authorizations necessary for the lawful operating of their businesses and the import, testing, handling, storage, or transportation, as applicable, of each of their products. All such Regulatory Authorizations are valid and in full force and effect, or in the process of being obtained in the ordinary course of business. Since December 31, 2011, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Regulatory Authorization, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on QLT. QLT and each of the QLT Subsidiaries are in material compliance with the terms of all Regulatory Authorizations, and no event has occurred that, to the knowledge of QLT, would reasonably be expected to result in the suspension, revocation, cancellation, nonrenewal or adverse modification of any Regulatory Authorization.

    (iii)
    All pre-clinical and clinical investigations conducted or sponsored by QLT or any of QLT Subsidiaries have been since December 31, 2011 and are being conducted in compliance in all material respects with all applicable Laws and Regulatory Guidelines administered or issued by the applicable Regulatory Authorities, including where applicable (A) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (B) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (C) Division 5 of the Food and Drug Regulations regarding Drugs for Clinical Trials Involving Human Subjects (collectively, the "FDA Regulations"), and (D) federal, state and provincial Laws and Regulatory Guidelines restricting the collection, use and disclosure of individually identifiable health information and personal information. Neither QLT nor the QLT Subsidiaries have received any written notice, correspondence or other communication from any Regulatory Authority, including the FDA or Health Canada, since December 31, 2011 initiating or requiring, and are not aware of any facts which are reasonably likely to cause, the termination, suspension or materially adverse modification of any clinical trial conducted or sponsored by QLT or the QLT Subsidiaries.

    (iv)
    All material reports, documents, claims, permits, applications, accreditations and notices required to be filed, maintained or furnished to the FDA, Health Canada, PMPRB or any other Regulatory Authority by QLT and its Subsidiaries have been so filed, maintained or furnished. All such reports, documents, claims, permits, applications, and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing. Neither QLT nor any of its Subsidiaries, nor, to the knowledge of QLT, any officer, employee, agent or distributor of QLT or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA, Health Canada, PMPRB or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA, Health Canada, PMPRB or any other Regulatory Authority, or, to the knowledge of QLT, committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities", set forth in 56 Fed. Reg. 46191 (September 10, 1991) (the "Fraud Policy") or for Health Canada or any other Regulatory Authority to invoke any similar policy.

    (v)
    Neither QLT nor any of its Subsidiaries has received any written information from the FDA, Health Canada, or any other Regulatory Authority that would reasonably be expected to lead to the denial of any application for marketing approval currently pending before the FDA, Health Canada, or such other Regulatory Authority.

    (vi)
    QLT and any of QLT Subsidiaries (A) is not a party to and does not have any obligations under any settlement agreement entered into with any Regulatory Authority and (B) since

      December 31, 2011, has not been the subject of any Regulatory Authority or medical reimbursement investigation other than routine audits and reviews, in either case that would not be expected to have a Material Adverse Effect on QLT.

    (vii)
    Neither QLT nor any of QLT Subsidiaries, nor, to the knowledge of QLT, any officer, employee, agent or distributor of QLT or any of QLT Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither QLT nor any of its Subsidiaries, nor, to the knowledge of QLT, any officer, employee, agent or distributor of QLT or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the United States federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the "Social Security Act"), or any similar Law or program.

    (viii)
    Each product or product candidate currently under development or being sold by QLT and which is subject to the CFDA, FDCA, or any similar Law or Regulatory Guidelines in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed and/or marketed by or on behalf of QLT or any of the QLT Subsidiaries (each a "QLT Product") is being or has been developed, imported, tested, manufactured, handled, stored, transported, sold, distributed, marketed, promoted, or exported in material compliance with all applicable requirements under the CFDA, FDCA, and applicable state, provincial and similar Laws and Regulatory Guidelines, including those relating to investigational use, special access, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping, filing of reports and security except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on QLT. To QLT's knowledge, no employee of QLT or a QLT Subsidiary responsible for management of the import, testing, manufacturing, handling, storage, transportation, sale, distribution, marketing, promotion, or export of the QLT Products has been sanctioned by a Governmental Authority for non-compliance with applicable Laws or Regulatory Guidelines.

    (ix)
    (A) Neither QLT nor any of the QLT Subsidiaries nor, to QLT's knowledge to the extent it relates to any QLT Products, any subcontractors, contract manufacturers or other vendors has, since December 31, 2011, received any FDA Form 483, notice of adverse finding, notice of violation, untitled letter, warning letter, or other similar correspondence or notice from the FDA, Health Canada, state, provincial or any other Regulatory Authority, and (B) there is no action or proceeding pending or, to the knowledge of QLT, threatened, in the case of either (A) or (B): (I) contesting the premarket clearance or approval of, the uses of, the reimbursement of, or the labeling or promotion of any QLT Product (II) contesting the compliance with Law or Regulatory Guidelines of any facility where a QLT Product is developed, tested, manufactured, handled, stored, distributed or transported or (III) otherwise alleging any violation applicable to any QLT Product or manufacturing process of any Law or Regulatory Guidelines by QLT or QLT's Subsidiaries.

    (x)
    Since December 31, 2011, QLT and QLT's Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal or replacement, warning, "dear doctor" letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, lack of efficacy, adulteration, misbranding or lack of regulatory compliance of any QLT Product. QLT and QLT's Subsidiaries are not aware of any facts which are reasonably likely to cause, and neither QLT nor any of the QLT Subsidiaries has received any written notice that the FDA, Health Canada, or any other Regulatory Authority or Governmental Authority has commenced, or threatened to initiate, any action to cause (A) the seizure, recall, market withdrawal or replacement of any QLT Product, (B) a change in the marketing classification or a material change in the labeling or advertising of any QLT Product, or (C) a termination, suspension, or injunction of the manufacture, marketing, storage or distribution of any QLT Products. QLT and QLT's Subsidiaries have complied in all material respects with all recalls, market withdrawals or other corrective action and have no obligation or liability with respect to any recall, market withdrawal or corrective action.

  (u)
  Books and Records.    The corporate records and minute books of QLT and the QLT Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including, but not limited to the fact that, the minute books contain the minutes of all meetings of the boards of directors, committees of the board and shareholders and all resolutions passed by the boards of directors, committees of the boards and the shareholders except that minutes of certain recent meetings of the QLT Board of Directors or committees thereof have not been finalized as of the date hereof. The financial books, records and accounts of QLT and the QLT Subsidiaries (i) have in all material respects been maintained in accordance with good business practices and in accordance with U.S. GAAP and with the accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years, and (ii) accurately and fairly reflect the basis for the consolidated financial statements of QLT. All such corporate records and minute books of QLT and the QLT Subsidiaries have been provided or otherwise made available to Auxilium.

  (v)
  Opinion of QLT Financial Advisor.    The QLT Board of Directors has received the opinion of QLT's financial advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications and limitations set forth therein, the Equity Exchange Ratio is fair, from a financial point of view, to QLT. A true, correct and complete copy of such written opinion will be provided by QLT to Auxilium, solely for informational purposes, not later than two Business Days after the date hereof.

  (w)
  Board of Directors Approval.    The QLT Board of Directors has unanimously determined that the Transaction is fair, from a financial point of view, to QLT and is in the best interests of QLT, has unanimously approved the execution and delivery of this Agreement and the entering into of the Transaction, and has unanimously resolved to recommend that QLT Shareholders vote in favour of the QLT Shareholder Resolution. As of the date of this Agreement, each director and executive officer of QLT intends, to the knowledge of QLT, to vote all of the QLT Shares held by him or her in favour of the QLT Shareholder Resolution and has agreed that references to such intention may be made in the Joint Proxy Statement/Circular and other documents relating to the Transaction.

  (x)
  Full Disclosure.    No representation or warranty of QLT contained in this Agreement, no statement of QLT contained in the QLT Disclosure Letter or in any certificate furnished to Auxilium pursuant to any provision of this Agreement and no information included in the QLT Public Disclosure Record contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

  (y)
  Environmental Matters.    Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) QLT and the QLT Subsidiaries are now and have been in compliance with all, and have not violated any, applicable Environmental Laws; (ii) there is no Environmental Claim pending or, to the knowledge of QLT, threatened against QLT, any of its Subsidiaries or, to the knowledge of QLT, against any Person whose liability for such Environmental Claims QLT or any of its Subsidiaries has retained or assumed either contractually or by operation of law, and to the knowledge of QLT there are no actions, activities, circumstances, facts, conditions, events or incidents that would reasonably be expected to give rise to such Environmental Claims; (iii) no property currently or formerly owned, leased or operated by QLT and the QLT Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location, is contaminated with any Hazardous Substance in a manner that would reasonably be expected to require remedial, investigation or cleanup activities by QLT or any of the QLT Subsidiaries or by any Person whose liability for such Environmental Claims QLT or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law; (iv) neither QLT nor any QLT Subsidiary is subject to any order, decree, injunction or agreement with any Governmental Authority, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; (v) each of QLT and the QLT Subsidiaries has all of the environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such environmental Permits are in good standing; and (vi) QLT has delivered or otherwise made available copies of any Phase I or II environmental site assessments (or similar reports), or material documents relating to any alleged or actual non-compliance with applicable Environmental Laws by QLT and the QLT Subsidiaries, in each case received or commissioned by QLT since December 31, 2008.

  (z)
  Insurance.    Section 3.1(z) of the QLT Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all policies of fire, liability, workmen's compensation and other forms of insurance owned by QLT or any QLT Subsidiary. All current insurance policies and contracts of QLT and the QLT Subsidiaries are in full force and effect and are valid and enforceable, and all premiums due thereunder have been paid. None of QLT nor any of the QLT Subsidiaries has received notice of cancellation or termination with respect to any material insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) nor, to the knowledge of QLT, have any claims been denied under any current insurance policies, and, to the knowledge of QLT, no threat has been made to cancel any insurance policy or contract of QLT or any QLT Subsidiary as of the date of this Agreement, or to deny any claim under current insurance policies or contract.

  (aa)
  No Collateral Benefits.    To the knowledge of QLT, no related party of QLT:

  (i)
  is a party to any connected transaction to the Merger or the Transaction; or

  (ii)
  is entitled to receive as a consequence of the Merger or the other transactions contemplated by this Agreement any benefit, other than a benefit described in paragraph (c) of the definition of collateral benefit where either (A) the related party, together with its associated entities beneficially owns or exercises control or direction over less than one percent or more of the outstanding QLT Shares or (B) the requirements of clause (c)(iv)(B)(I) and (II) of the definition of collateral benefit have been satisfied with respect to that benefit and QLT will provide the disclosure contemplated by clause (c)(iv)(B)(III) in the Joint Proxy Statement/Circular.

    The terms "related party", "connected transaction", "associated entity" and "collateral benefit" are used in this paragraph as defined in MI 61-101.

  (bb)
  Shareholder Approval.    The only vote of the QLT Shareholders required to approve the QLT Shareholder Resolution in accordance with applicable Law is the QLT Shareholder Approval. No other vote of the securityholders of QLT is required by Laws, the constating documents of QLT or otherwise to adopt this Agreement and approve the Transaction.

  (cc)
  Brokers and Finders.    Neither QLT nor any of its Subsidiaries has used any broker or finder in connection with the transactions contemplated hereby, and no other broker, finder or investment banker is entitled to any fee or commission from QLT or any of its Subsidiaries in connection with the transactions contemplated hereby, and no Person is or may become entitled to receive any fee or other amount from QLT or any of its Subsidiaries in connection with the transactions contemplated hereby. A true and correct copy of the engagement letter with QLT's financial advisor in connection with the transactions contemplated hereby has been provided to Auxilium and has not been subsequently amended, waived or supplemented. Set forth on Section 3.1(cc) of the QLT Disclosure Letter is a good faith estimate, as of the date of this Agreement, of all fees and expenses incurred or payable, or to be incurred or payable, by QLT or its Subsidiaries in connection with this Agreement and the consummation of the transactions contemplated hereby (including all financial, legal and accounting fees and expenses).

  (dd)
  Investment Canada Act.    QLT is a Canadian within the meaning of the Investment Canada Act.

  (ee)
  No Other Representations and Warranties.    Except for the representations and warranties made by QLT in this Section 3.1, neither QLT nor any other Person makes any express or implied representation or warranty with respect to QLT or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and QLT hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by QLT in this Section 3.1, neither QLT nor any other Person makes or has made any representation or warranty to Auxilium or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to QLT, any of the QLT Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to Auxilium or any of its Representatives in the course of their due diligence investigation of QLT, the negotiation of this Agreement or the consummation of the Transaction, including the accuracy, completeness or currency thereof, and neither QLT nor any other Person will have any liability to Auxilium or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, QLT acknowledges and agrees that none of Auxilium or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Auxilium in Section 3.2, including any implied representation or warranty as to the accuracy or completeness of any information regarding Auxilium furnished or made available to QLT, or any of its Representatives.

3.2   Representations and Warranties of Auxilium

        Except as disclosed in the applicable section or subsection of the Auxilium Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Auxilium Disclosure Letter shall only be deemed disclosure with respect to any other section or subsection of the Auxilium Disclosure Letter only to the extent the relevance of such item is reasonably apparent on its face) or Auxilium Public Disclosure Record (other than any disclosure contained under the captions "Risk Factors" or "Forward Looking Statements" or similar captions and any other disclosure contained therein that is predictive, cautionary or forward-looking in nature), Auxilium represents and warrants to and in favour of QLT as follows and acknowledges that QLT is relying upon such representations and warranties in entering into this Agreement:

  (a)
  Organization and Qualification. Auxilium has been duly incorporated, validly exists and is in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate and legal power and capacity to own its assets as now owned and to carry on its business as it is now being carried on. Each of the Auxilium Material Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation and has the requisite corporate, legal or other power and authority to own its assets as now owned and to carry on its business as it is now being carried on. Auxilium and each of the Auxilium Material Subsidiaries is duly qualified to carry on business in each jurisdiction in which the nature or character of the respective properties and assets, owned, leased or operated by it, or the nature of its business or activities, makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to be material to Auxilium and the Auxilium Material Subsidiaries, taken as a whole. Auxilium has provided to QLT true, complete and correct copies of the constating documents of each of Auxilium and Auxilium's Material Subsidiaries, in each case as amended.

  (b)
  Authority Relative to this Agreement. Auxilium has the requisite corporate power, authority and capacity to enter into this Agreement and (subject to obtaining the Auxilium Stockholder Approval and the Required Regulatory Approvals, all as contemplated in this Agreement) to perform its obligations hereunder and to complete the Transaction. The execution and delivery of this Agreement and the completion by Auxilium of the Transaction have been duly authorized by the Auxilium Board of Directors and no other corporate proceedings on the part of Auxilium are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the Auxilium Stockholder Approval as contemplated in this Agreement, the completion by Auxilium of the Transaction. This Agreement has been duly executed and delivered by Auxilium and constitutes a legal, valid and binding obligation of Auxilium enforceable against Auxilium in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to limitations of actions or affecting the availability of equitable remedies and the enforcement of creditors' rights generally and general principles of equity.

  (c)
  Required Approvals. No authorization, licence, Permit, certificate, registration, consent or approval of, or filing with, or notification to, any Governmental Authority is necessary for the execution and delivery by Auxilium of this Agreement, the performance by Auxilium of its obligations hereunder and the completion by Auxilium of the Transaction, other than:

  (i)
  such filings and other actions required under applicable U.S. Securities Laws and the rules and policies of NASDAQ, in each case, as are contemplated by this Agreement;

  (ii)
  the Required Regulatory Approvals; and

  (iii)
  any other authorizations, licences, Permits, certificates, registrations, consents, approvals and filings and notifications with respect to which the failure to obtain or make same would not reasonably be expected to have a Material Adverse Effect on Auxilium, or could not reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger.

  (d)
  No Violation. Subject to obtaining the authorizations, consents and approvals and making the filings referred to in Section 3.2(c) and complying with applicable Laws and Orders, the execution and delivery by Auxilium of this Agreement, the performance by Auxilium of its obligations hereunder and the completion of the Merger do not and will not (nor will they with the giving of notice or the lapse of time or both):

  (i)
  result in a contravention, breach, violation or default under any Law or Order applicable to Auxilium or any of the Auxilium Material Subsidiaries or any of its or their respective properties or assets;

    (ii)
    result in a contravention, conflict, violation, breach or default under the constating documents of Auxilium or any of the Auxilium Material Subsidiaries;

    (iii)
    result in a contravention, breach or default under or termination of, or acceleration or permit the acceleration of the performance required by, or loss of any benefit under, any Auxilium Material Contract or material Permit to which it or any of the Auxilium Material Subsidiaries is a party or by which it or any of the Auxilium Material Subsidiaries is bound or to which any of its or any of the Auxilium Material Subsidiaries' properties or assets is subject or give to any Person any interest, benefit or right, including any right of purchase or sale, termination, payment, modification, reimbursement, penalty, cancellation or acceleration, under any such Material Contract or material Permit; or

    (iv)
    result in the suspension or alteration in the terms of any material Permit held by Auxilium or any of the Auxilium Material Subsidiaries or in the creation of any Lien upon any of their properties or assets;

    except, in the case of each of clauses (i), (iii) and (iv) above, as would not reasonably be expected to have a Material Adverse Effect on Auxilium.

  (e)
  Capitalization of Auxilium. As of the date of this Agreement, the authorized capital of Auxilium consists of 150,000,000 shares of common stock, of which 50,272,009 shares are issued and outstanding, all of which have been duly authorized and validly issued and are fully paid and non-assessable. As of the date of this Agreement, 61,745,728 shares were reserved for issuance pursuant to the (i) Auxilium Share Plans and (ii) (x) Auxilium Convertible Notes and (y) Auxilium Warrants. As of the date of this Agreement, 148,153 shares were reserved for issuance pursuant to the ESPP. Except for ESPP, Auxilium Share Plans, Auxilium Convertible Notes and Auxilium Warrants, as of the date of this Agreement, there are no outstanding agreements, subscriptions, warrants, options, rights or commitments (nor has Auxilium granted any other right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating Auxilium to issue or sell any shares of common stock or other securities of Auxilium, including any security or obligation of any kind convertible into or exchangeable or exercisable for any shares of common stock or other security of Auxilium.

  (f)
  Auxilium Material Subsidiaries. Section 3.2(f) of the Auxilium Disclosure Letter sets forth a true, complete and correct list of each of Auxilium Subsidiaries, its jurisdiction and form of organization. Auxilium or an Auxilium Material Subsidiary is the sole registered and beneficial owner of all of the outstanding shares in the capital of or outstanding shares of capital stock or other ownership, equity or voting interests of Auxilium Subsidiaries free and clear of any Liens (other than Permitted Liens), and no other Person has any option, right, entitlement, understanding or commitment (contingent or otherwise) regarding the right to acquire any such share or interest in any of the Auxilium Subsidiaries and no outstanding option, warrant, conversion or exchange privilege or other right, agreement, arrangement or commitment obligating any such entity to issue or sell any share or ownership, equity or voting interest of such entity or security or obligation of any kind convertible into or exchangeable or exercisable for any shares or ownership, equity or voting interests of any such entity. Neither Auxilium nor any of the Auxilium Material Subsidiaries own any interest or investment (whether equity or debt) in any other Person, other than an Auxilium Material Subsidiary, which interest or investment is material to Auxilium and its Subsidiaries, taken as a whole.

  (g)
  Securities Laws Matters.

  (i)
  Auxilium's Shares are registered pursuant to Section 12(b) of the 1934 Exchange Act and with NASDAQ. Neither the SEC nor any state regulatory authority has issued any order preventing or suspending trading of any securities of Auxilium, and Auxilium is in compliance in all material respects with applicable U.S. Securities Laws.

  (ii)
  Auxilium is in compliance in all material respects with the requirements of NASDAQ for continued listing of its shares of common stock thereon. Auxilium has not taken any action designed to terminate, or likely to have the effect of terminating, the registration of its shares of common stock under the 1934 Exchange Act or the listing of such shares on NASDAQ.

  (iii)
  Trading in Auxilium's Shares on NASDAQ is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of Auxilium is pending or, to the knowledge of Auxilium, threatened. To the knowledge of Auxilium, as of the date of this Agreement, no inquiry, review or investigation (formal or informal) of Auxilium by the SEC or similar regulatory authority and NASDAQ is in effect or ongoing or expected to be implemented or undertaken.

  (iv)
  Except as set forth above in this Section 3.2(g), neither Auxilium nor any of its Subsidiaries is subject to continuous disclosure or other public reporting requirements under any securities Laws.

  (v)
  Since December 31, 2011, Auxilium has timely filed all forms, reports, statements and documents, including financial statements and management's discussion and analysis required to be filed by Auxilium under applicable U.S. Securities Laws and the rules and policies of NASDAQ. The documents in Auxilium Public Disclosure Record, as at the respective dates filed, were in compliance in all material respects with applicable U.S. Securities Laws and, where applicable, the rules and policies of NASDAQ.

  (vi)
  None of the documents in the Auxilium Public Disclosure Record, as of their respective dates (and, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (h)
  Financial Statements.

  (i)
  The Auxilium Financial Statements have been prepared in accordance with U.S. GAAP applied on a basis consistent with those of previous periods and in accordance with applicable Laws except as otherwise stated in the notes to such statements or in the auditor's report thereon and subject, in the case of the Auxilium Interim Financial Statements, to year-end audit adjustments, which are not material individually or in the aggregate, and may omit notes which are not material and are not required by applicable Laws or U.S. GAAP. The Auxilium Annual Financial Statements present fairly, in all material respects, the consolidated balance sheets and consolidated statements of operations, consolidated statements of shareholders' equity and consolidated statements of cash flows of Auxilium and the Auxilium Subsidiaries as of the respective dates thereof and for the respective periods set forth therein. There are no outstanding loans made by Auxilium or any of the Auxilium Material Subsidiaries to any director or officer of Auxilium. All of such documents in the Auxilium Public Disclosure Record (including any financial statements included or incorporated by reference therein), as of their respective dates (and as of the date of any amendment to the respective document in the Auxilium

      Public Disclosure Record), complied as to form in all material respects with the applicable requirements of the 1933 Securities Act and the 1934 Exchange Act.

    (ii)
    Auxilium has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to Auxilium is made known to the Chief Executive Officer and Chief Financial Officer by others within Auxilium and the Auxilium Material Subsidiaries.

    (iii)
    Auxilium has designed such internal controls over financial reporting, or caused them to be designed under the supervision of the Chief Executive Officer and Chief Financial Officer of Auxilium, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To the knowledge of Auxilium, since December 31, 2012: (i) except as set forth on Section 3.2(h)(iii) of the Auxilium Disclosure Letter, there have been no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Auxilium that are reasonably likely to adversely affect Auxilium's ability to record, process, summarize and report financial information, and (ii) there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Auxilium. To the knowledge of Auxilium, since December 31, 2011, Auxilium has received no (x) complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) written reports from employees of Auxilium regarding questionable accounting or auditing matters.

  (i)
  No Undisclosed Liabilities. Auxilium and the Auxilium Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be disclosed on a balance sheet (or the footnotes thereto) prepared in accordance with U.S. GAAP, other than (i) liabilities and obligations disclosed in the Auxilium Public Disclosure Record, (ii) liabilities and obligations incurred in the ordinary course of business since the date of the Auxilium Annual Financial Statements that have not had and would not reasonably be expected to have, individually or in aggregate with all other liabilities and obligations of Auxilium and the Auxilium Subsidiaries (other than those disclosed in the Auxilium Public Disclosure Record), a Material Adverse Effect on Auxilium, and (iii) liabilities and obligations incurred in connection with this Agreement and the Transaction. Without limiting anything set forth herein, the Auxilium Financial Statements reflected and continued to reflect, in each case as of the date filed, appropriate reserves under U.S. GAAP for contingent liabilities relating to pending or anticipated litigation and other contingent obligations of Auxilium and the Auxilium Subsidiaries.

  (j)
  Absence of Certain Changes. From the most recent date of Auxilium Annual Financial Statements to the date of this Agreement: (i) no result, fact, change, effect, event, circumstance, occurrence or development has occurred or arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Auxilium, and (ii) Auxilium and each of the Auxilium Material Subsidiaries has conducted its business in all material respects in the ordinary course of business consistent with past practice.

  (k)
  Compliance with Laws. Since December 31, 2011, the business of Auxilium and of each of the Auxilium Material Subsidiaries and to the knowledge of Auxilium, each other Auxilium Subsidiary, has been and is currently being conducted in material compliance with all applicable Laws, Orders and Regulatory Guidelines and neither Auxilium nor any Auxilium Material Subsidiary nor, to the knowledge of Auxilium, any other Auxilium Subsidiary, has received any written notice of any alleged material non-compliance or violation of any such Laws, Orders or Regulatory Guidelines. Neither Auxilium nor any of the Auxilium Material Subsidiaries nor, to the knowledge of Auxilium, any other Auxilium Subsidiary, has taken or committed to take any action which would cause Auxilium or any of the Auxilium Material Subsidiaries or, to the knowledge of Auxilium, any other Auxilium Subsidiary, to be in violation of the United States Foreign Corrupt Practices Act, the Corruption of Foreign Public Officials Act (Canada) or any applicable Laws of similar effect, and, to the knowledge of Auxilium, no such action has been taken by any Person acting on behalf of Auxilium or any of the Auxilium Subsidiaries.

  (l)
  Litigation. There is no Proceeding against or involving Auxilium or any of the Auxilium Material Subsidiaries (whether in progress, pending or, to the knowledge of Auxilium, threatened) that, if adversely determined would have a Material Adverse Effect on Auxilium or would prevent or significantly impede or materially delay the completion of the Merger and, to the knowledge of Auxilium, no event or circumstance has occurred which would reasonably be expected to give rise to any such Proceeding. Neither Auxilium nor any of the Auxilium Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding Order that that would reasonably be expected to (i) prevent or significantly impede or materially delay the completion of the Merger or (ii) have a Material Adverse Effect on Auxilium.

  (m)
  Real Property. Section 3.2(m) of the Auxilium Disclosure Letter contains a list of all leases pursuant to which Auxilium or any Auxilium Subsidiary currently leases real property as tenant. Neither Auxilium nor any of the Auxilium Subsidiaries owns any real property.

  (n)
  Assets. Auxilium or its Subsidiaries own or otherwise hold good and valid legal title to, and, where their interests are registrable, are the sole record owners, or hold a valid leasehold interest or license in, all material tangible assets and tangible properties that are required to conduct the business and operations of Auxilium and the Auxilium Material Subsidiaries as presently conducted and there are no Liens (other than Permitted Liens) on any such assets or properties.

  (o)
  Contracts.

  (i)
  Except as set forth in Section 3.2(o)(i) of the Auxilium Disclosure Letter, as of the date of this Agreement, none of Auxilium or any of the Auxilium Subsidiaries is a party to or bound by any "material contract", as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC.

  (ii)
  Except as set forth in Section 3.2(o)(ii) of the Auxilium Disclosure Letter, as of the date of this Agreement, none of Auxilium or any of the Auxilium Subsidiaries is a party to or bound by any of the following types of Contracts:

  (A)
  any Contact entered into outside of the ordinary course of business pursuant to which Auxilium or any Auxilium Material Subsidiary (i) is granted or obtains or agrees to obtain any right to use any material Intellectual Property (excluding commercially available software), (ii) is restricted in its right to use or register any material Intellectual Property owned by Auxilium or any of the Auxilium Material Subsidiaries, or (iii) permits or agrees to permit any other Person, to use, obtain, enforce or register any material Intellectual Property owned by Auxilium or any of the Auxilium Material Subsidiaries, including any license agreements, option agreements, and covenants not to sue;

  (B)
  except for any non-solicit obligations, any material Contract that obligates Auxilium or any Auxilium Material Subsidiary or its Affiliates not to compete with another

        Person or otherwise contractually restricts Auxilium or any Auxilium Material Subsidiary from acquiring any material products, assets or services to any other Person, or developing or distributing any material product to any Person or in any geographic location;

      (C)
      any Contract entered into since December 31, 2011: (i) relating to the merger, consolidation, reorganization, liquidation, dissolution or any similar extraordinary transaction with respect to Auxilium or any Auxilium Material Subsidiary, (ii) relating to a material acquisition or disposition by Auxilium or any Auxilium Material Subsidiary, (iii) relating to the acquisition, issuance or transfer of any securities of Auxilium or any Auxilium Material Subsidiary or (iv) relating to any partnership, strategic alliance or joint venture agreement;

      (D)
      except for Contracts entered into in the ordinary course of business with any employee, director or officer of Auxilium or any Auxilium Subsidiary, any Contract with any shareholder of Auxilium or any Auxilium Material Subsidiary entered into since December 31, 2011; and

      (E)
      any credit agreement, loan agreement, indenture, note, mortgage, security agreement, loan commitment or other Contract relating to the indebtedness of Auxilium or any Auxilium Material Subsidiary in an amount in excess of $250,000.

    (iii)
    True, correct and complete copies of each Auxilium Material Contract in effect on the date hereof that has not been part of the Auxilium Public Disclosure Record has been provided or otherwise made available to QLT.

    (iv)
    Except as would not reasonably be expected to have a Material Adverse Effect on Auxilium, none of Auxilium, the Auxilium Material Subsidiaries or, to the knowledge of Auxilium, any of the other parties thereto, is in breach or violation of or in default under, or committed or failed to perform any act which would result in a default under, (in each case, with or without notice or lapse of time or both) any Auxilium Material Contract in any material respect, and none of Auxilium or any of the Auxilium Material Subsidiaries has received or given any notice of default under any Auxilium Material Contract which remains uncured. To the knowledge of Auxilium, there exists no state of facts which after notice or lapse of time or both would constitute a default under or breach or violation of any Auxilium Material Contract or the inability of a party to any Auxilium Material Contract to perform its obligations thereunder where, in any such case, such default, breach, violation or non-performance has had or would reasonably be expected to have a Material Adverse Effect on Auxilium. To the knowledge of Auxilium, no Person has challenged in writing the validity or enforceability of any Auxilium Material Contract.

    (v)
    As of the date of this Agreement, neither Auxilium nor any of the Auxilium Material Subsidiaries has received written notice of the termination of, or intent to terminate or otherwise fail to materially perform any Auxilium Material Contract.

  (p)
  Taxes.

  (i)
  Auxilium and each of its Subsidiaries has duly and timely made or prepared all material Returns required to be made or prepared by it, has duly and timely filed all material Returns required to be filed by it with the appropriate Governmental Authority and has completely and correctly reported all material income and all other amounts or information required to be reported thereon.

  (ii)
  Auxilium and each of its Subsidiaries has (A) duly and timely paid all material Taxes due and payable by it other than those that are being contested in good faith pursuant to applicable Laws and in respect of which adequate reserves have been established in accordance with U.S. GAAP; and (B) duly and timely withheld all material Taxes and other material amounts required by applicable Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Authority such material Taxes and other material amounts required by applicable Laws to be remitted by it.

    (iii)
    No audit, action, investigation, deficiency, litigation, proposed adjustment or other Proceeding exists or has been asserted or, to the knowledge of Auxilium, threatened with respect to material Taxes or material Returns of Auxilium or any of its Subsidiaries, and neither Auxilium nor any of its Subsidiaries is a party to any Proceeding for assessment, reassessment, or collection of material Taxes and no such Proceeding has been asserted or, to the knowledge of Auxilium, threatened against Auxilium or any of its Subsidiaries or any of their respective assets, and there are no matters of dispute or matters under discussion with any Governmental Authority relating to material Taxes assessed by any Governmental Authority against Auxilium or any of its Subsidiaries or relating to material Returns or any other matters which could result in claims for material Taxes.

    (iv)
    Neither Auxilium nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-US. law) in the two years prior to the date of this Agreement.

    (v)
    None of Auxilium or any of its Subsidiaries has any liability for material Taxes of any Person (other than Auxilium or any of its Subsidiaries) under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-US. law), as transferee or successor, by contract or otherwise.

    (vi)
    There are no Liens for material Taxes on the property or assets of Auxilium or any of its Subsidiaries other than Permitted Liens.

  (q)
  Intellectual Property.

  (i)
  Section 3.2(q)(i) of the Auxilium Disclosure Letter sets forth a correct and complete list of all (A) issued Patents and Patent applications, (B) Trademark registrations and applications and material unregistered Trademarks, (C) Copyright registrations and applications, and (D) material Software, in each case which is owned or exclusively licensed by Auxilium and the Auxilium Material Subsidiaries in any jurisdiction in the world. Auxilium or one of the Auxilium Material Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations (including Patents), record owner or exclusive licensee of the Intellectual Property set forth in Section 3.2(q)(i) of the Auxilium Disclosure Letter, and, except as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Auxilium, to the knowledge of Auxilium and the Auxilium Material Subsidiaries, all such Intellectual Property is subsisting, valid, and enforceable.

  (ii)
  Auxilium or one of the Auxilium Material Subsidiaries owns, or has a valid right to use, free and clear of all Liens (other than Permitted Liens), all Intellectual Property (A) related to the products or product candidates presently used in the conduct of the business of Auxilium or one of the Auxilium Material Subsidiaries and (B) used or held for use in, or necessary to conduct, the business and operations of Auxilium and the Auxilium Material Subsidiaries as presently conducted.

  (iii)
  There are no Orders, writs, injunctions or decrees to which Auxilium or any of the Auxilium Material Subsidiaries is subject with respect to any material Intellectual Property.

    (iv)
    To the knowledge of Auxilium and the Auxilium Material Subsidiaries, there is no valid basis for a claim of infringement, misappropriation or other violation of material Intellectual Property rights against Auxilium or any of the Auxilium Material Subsidiaries in respect of the conduct of their businesses as currently conducted.

    (v)
    To the knowledge of Auxilium and the Auxilium Material Subsidiaries, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned, used or held for use by Auxilium and any of the Auxilium Material Subsidiaries in the conduct of the business of Auxilium and any of the Auxilium Material Subsidiaries as presently conducted, and no such claims have been asserted or, to the knowledge of Auxilium and the Auxilium Material Subsidiaries, threatened against any Person by Auxilium or any of the Auxilium Material Subsidiaries or, to the knowledge of Auxilium and the Auxilium Material Subsidiaries, any other Person, in the past six years.

    (vi)
    To the knowledge of Auxilium, there has been no claim asserted or threatened, or Proceedings of any kind pending or in progress, challenging the scope, validity or enforceability of any material Intellectual Property applications or registrations (including Patents) owned by or licensed to Auxilium or any of the Auxilium Material Subsidiaries.

  (r)
  Regulatory Matters.

  (i)
  Since December 31, 2011, the businesses of each of Auxilium and the Auxilium Material Subsidiaries have been and are being conducted in material compliance with all Laws governing the quality, identity, strength, purity, safety, efficacy, investigation, development, record keeping, reporting, testing, development, manufacturing, processing, packaging, labeling, storage, transportation, importation, exportation and distribution of pharmaceutical drugs, including, to the extent applicable (A) FDCA; (B) the PHSA; (C) the CFDA; (D) United States federal Medicare and Medicaid statutes and related state or local statutes or regulations; (E) United States federal or state criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b))), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729, et seq.), the Physician Payments Sunshine Act, the Prescription Drug Marketing Act of 1987, HIPAA, and any comparable state, provincial or local Laws; (F) the PMPRB; (G) the Orphan Act; (H) state or provincial licensing, disclosure and reporting requirements; (I) all Laws similar to the foregoing in all other jurisdictions; and (J) all binding rules and regulations issued under such Laws.

  (ii)
  Each of Auxilium and the Auxilium Material Subsidiaries holds all material Regulatory Authorizations necessary for the lawful operating of their businesses and the import, testing, manufacturing, handling, storage, transportation, sale, distribution, marketing, promotion, or export, as applicable, of each of their products. All such material Regulatory Authorizations are valid and in full force and effect or in the process of being obtained in the ordinary course of business. Since December 31, 2011, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Regulatory Authorization, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Auxilium. Auxilium and each of the Auxilium Material Subsidiaries are in material compliance with the terms of all Regulatory Authorizations, and no event has occurred that, to the knowledge of Auxilium, would reasonably be expected to result in the suspension, revocation, cancellation, non-renewal or adverse modification of any Regulatory Authorization.

    (iii)
    All pre-clinical and clinical investigations conducted or sponsored by Auxilium or any of its Subsidiaries have been since December 31, 2011, and are being conducted in compliance in all material respects with all applicable Laws and Regulatory Guidelines administered or issued by the applicable Regulatory Authorities, including where applicable the FDA Regulations and the federal, state and provincial Laws and Regulatory Guidelines restricting the collection, use and disclosure of individually identifiable health information and personal information, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Auxilium. Neither Auxilium nor any Auxilium Material Subsidiary has received any written notice, correspondence or other communication from the FDA, Health Canada, or any other Regulatory Authority since December 31, 2011 initiating or requiring, and are not aware of any facts which are reasonably likely to cause, the termination, suspension or materially adverse modification of any clinical trial conducted or sponsored by Auxilium or Auxilium Material Subsidiaries.

    (iv)
    All material reports, documents, claims, permits, applications, accreditations and notices required to be filed, maintained or furnished to the FDA, Health Canada, PMPRB or any other Regulatory Authority by Auxilium and any Auxilium Material Subsidiary have been so filed, maintained or furnished. To the knowledge of Auxilium, all such reports, documents, claims, permits, applications, and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no liability exists with respect to such filing. Neither Auxilium nor any Auxilium Material Subsidiaries, nor, to the knowledge of Auxilium, any officer, employee, agent or distributor of Auxilium or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA, Health Canada, PMPRB or any other Regulatory Authority, failed to disclose a material fact required to be disclosed to the FDA, Health Canada, PMPRB or any other Regulatory Authority, or, to the knowledge of Auxilium, committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke the Fraud Policy or for Health Canada or any other Regulatory Authority to invoke any similar policy.

    (v)
    Neither Auxilium nor any of the Auxilium Material Subsidiaries has received any written information from the FDA, Health Canada, or any other Regulatory Authority that would reasonably be expected to lead to the denial of any application for marketing approval currently pending before the FDA, Health Canada, or such other Regulatory Authority.

    (vi)
    Neither Auxilium nor any of the Auxilium Material Subsidiaries (A) is party to or has any obligations under any settlement agreement entered into with any Regulatory Authority or (B) since December 31, 2011, has been the subject of any Regulatory Authority or medical reimbursement investigation other than routine audits and reviews, in each case that would be expected to have a Material Adverse Effect on Auxilium.

    (vii)
    Neither Auxilium nor any of the Auxilium Material Subsidiaries, nor, to the knowledge of Auxilium, any officer, employee, agent or distributor of Auxilium or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither Auxilium nor any of its Subsidiaries, nor, to the knowledge of Auxilium, any officer, employee, agent or distributor of Auxilium or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the United States federal health care programs under Section 1128 of the Social Security Act or any similar Law or program.

    (viii)
    To the knowledge of Auxilium, each product or product candidate currently under development or being sold by Auxilium and which is subject to the CFDA, FDCA, or any similar Law or Regulatory Guidelines in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed and/or marketed by or on behalf of Auxilium or any of the Auxilium Material Subsidiaries (each a "Auxilium Product") is being or has been developed, imported, tested, manufactured, handled, stored, transported, sold, distributed, marketed, promoted, or exported in material compliance with all applicable requirements under the CFDA, FDCA, and applicable state, provincial and similar Laws and Regulatory Guidelines, including those relating to investigational use, special access, premarket clearance or marketing approval, good manufacturing practices, good clinical practices, good laboratory practices, labeling, advertising, record keeping, filing of reports and security except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Auxilium. To Auxilium's knowledge, since December 31, 2011 no employee of Auxilium or an Auxilium Material Subsidiary responsible for management of the import, testing, manufacturing, handling, storage, transportation, sale, distribution, marketing, promotion, or export of Auxilium Products has been sanctioned by a Governmental Authority for non-compliance with applicable Laws or Regulatory Guidelines.

    (ix)
    Neither Auxilium nor any Auxilium Material Subsidiary has, since December 31, 2011 received any FDA Form 483, notice of adverse finding, notice of violation, untitled letter, warning letter, or other similar correspondence or notice from the FDA, Health Canada, state, provincial or any other Regulatory Authority and there is no action or proceeding pending or, to the knowledge of Auxilium, threatened (A) contesting the premarket clearance or approval of, the uses of, the reimbursement of, or the labeling or promotion of any Auxilium Product (B) contesting the compliance with Law or Regulatory Guidelines of any facility where a Auxilium Product is developed, tested, manufactured, handled, stored, distributed or transported or (C) otherwise alleging any violation applicable to any Auxilium Product or manufacturing process of any Law or Regulatory Guidelines by Auxilium or Auxilium's Subsidiaries.

    (x)
    Since December 31, 2011, Auxilium and Auxilium's Subsidiaries have not either voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notification, field correction, market withdrawal or replacement, warning, "dear doctor" letter, investigator notice, safety alert or other notice or action relating to an alleged lack of safety, lack of efficacy, adulteration, misbranding or lack of regulatory compliance of any Auxilium Product. Auxilium and Auxilium Subsidiaries are not aware of any facts which are reasonably likely to cause, and neither Auxilium nor any of the Auxilium Material Subsidiaries has received any written notice that the FDA, Health Canada, or any other Regulatory Authority or Governmental Authority has commenced, or threatened to initiate, any action to cause (A) the seizure, recall, market withdrawal or replacement of any Auxilium Product, (B) a change in the marketing classification or a material change in the labeling or advertising of any Auxilium Products, or (C) a termination, suspension, or injunction of the manufacture, marketing, storage or distribution of any Auxilium Products. Auxilium and the Auxilium Material Subsidiaries have complied in all material respects with all recalls, market withdrawals or other corrective action and have no obligation or liability with respect to any recall, market withdrawal or corrective action

  (s)
  Insurance. Section 3.2(s) of the Auxilium Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all insurance policies owned by Auxilium or any Auxilium Material Subsidiary. All current insurance policies and contracts of Auxilium and the

    Auxilium Material Subsidiaries are in full force and effect and are valid and enforceable, and all premiums due thereunder have been paid. None of Auxilium nor any of the Auxilium Material Subsidiaries has received notice of cancellation or termination with respect to any material insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) nor, to the knowledge of Auxilium, have any claims been denied under any current insurance policies, and, to the knowledge of Auxilium, no threat has been made to cancel any insurance policy or contract of Auxilium or any Auxilium Material Subsidiary as of the date of this Agreement, or to deny any claim under current insurance policies or contract.

  (t)
  Stockholder Approval. The only vote of the stockholders of Auxilium required to adopt this Agreement and approve the Merger is Auxilium Stockholder Approval. No other vote of the stockholders of Auxilium is required by Law, the constating documents of Auxilium or otherwise to adopt this Agreement and approve the Merger.

  (u)
  Investment Canada. Auxilium is not a Canadian within the meaning of the Investment Canada Act.

  (v)
  Fairness Opinion. The Auxilium Board of Directors has received the Auxilium Fairness Opinion to the effect that, subject to the assumptions, limitations and qualifications set forth therein, as of the date of such opinion, the Equity Exchange Ratio was fair, from a financial point of view, to the Auxilium Shareholders. A true, correct and complete copy of the Auxilium Fairness Opinion will be provided by Auxilium to QLT solely for informational purposes not later than two Business Days after the date hereof.

  (w)
  Board of Directors Approval. The Auxilium Board of Directors has unanimously determined that this Agreement, and the Merger are fair to Auxilium Stockholders and are in the best interests of Auxilium, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and, subject to Section 6.4, has unanimously resolved to recommend that Auxilium Stockholders vote in favour of the adoption of this Agreement. As of the date of this Agreement, each director and executive officer of Auxilium intends, to the knowledge of Auxilium, to vote all of Auxilium Shares held by him or her in favour of the adoption of the Auxilium Shareholder Resolution and has agreed that, unless there has been an Auxilium Change of Recommendation, references to such intention may be made in the Joint Proxy Statement/Circular and other documents relating to the Transaction.

  (x)
  Full Disclosure. No representation or warranty of Auxilium contained in this Agreement, no statement of Auxilium contained in the Auxilium Disclosure Letter or in any certificate furnished to QLT pursuant to any provision of this Agreement and no information included in Auxilium Public Disclosure Record, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

  (y)
  Brokers and Finders. Neither Auxilium nor any of its Subsidiaries has used any broker or finder in connection with the transactions contemplated hereby, and no other broker, finder or investment banker is entitled to any fee or commission from Auxilium or any of its Subsidiaries in connection with the transactions contemplated hereby, and no Person is or may become entitled to receive any fee or other amount from Auxilium or any of its Subsidiaries in connection with the transactions contemplated hereby. A true and correct copy of the engagement letter with Auxilium's financial advisor in connection with the transactions contemplated hereby has been provided to QLT and has not been subsequently amended, waived or supplemented.

  (z)
  No Other Representations and Warranties. Except for the representations and warranties made by Auxilium in this Section 3.2, neither Auxilium or any other Person makes any express or implied representation or warranty with respect to Auxilium or any Auxilium Material Subsidiary or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and Auxilium hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Auxilium in this Section 3.2, neither Auxilium nor any other Person makes or has made any representation or warranty to QLT or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Auxilium, any Auxilium Material Subsidiary or their respective businesses or operations or (ii) any oral or written information furnished or made available to QLT or any of its Representatives in the course of its due diligence investigation of Auxilium, the negotiation of this Agreement or the consummation of the Transaction, including the accuracy, completeness or currency thereof, and neither Auxilium nor any other Person will have any liability to QLT or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, Auxilium acknowledges and agrees that none of QLT or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by QLT in Section 3.1, including any implied representation or warranty as to the accuracy or completeness of any information regarding QLT furnished or made available to Auxilium, or any of its Representatives.

3.3   Survival of Representations and Warranties

        The representations and warranties of the Parties contained in this Agreement will not survive the completion of the Merger and will expire and be terminated on the earlier of the Merger Effective Time and, subject to the obligation to make any payment hereunder pursuant to Section 7.2, the date on which this Agreement is terminated in accordance with its terms. This Section 3.3 will not limit any covenant or agreement of any of the Parties, which, by its terms, contemplates performance after the Closing or the date on which this Agreement is terminated, as the case may be.

ARTICLE IV

COVENANTS REGARDING THE CONDUCT OF BUSINESS

4.1   Covenants of QLT

        Except as disclosed in Section 4.1 of the QLT Disclosure Letter, QLT covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless Auxilium otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent shall not be unreasonably withheld, conditioned or delayed (except in the case of clauses (c)(i) and (xxiii) below, for which Auxilium's consent may be withheld, conditioned or delayed in its sole discretion), or expressly permitted or specifically contemplated by this Agreement or as is required by applicable Law or Order:

  (a)
  the respective businesses of QLT and its Subsidiaries will be conducted, their respective facilities will be maintained, and QLT and its Subsidiaries will continue to operate their respective businesses only in the ordinary course of business;

  (b)
  QLT and its Subsidiaries will comply in all material respects with the terms of all QLT Material Contracts and QLT will use its commercially reasonable efforts to maintain and preserve intact its and its Subsidiaries' respective business organizations, assets, Permits, properties, rights, goodwill and business relationships and keep available the services of its and its Subsidiaries' respective officers and employees as a group;

  (c)
  QLT will not, and will cause its Subsidiaries not to, directly or indirectly:

  (i)
  alter or amend its notice of articles, articles, charter, by-laws or other constating documents, except to alter or amend by-laws or other constating documents of HoldCo or AcquireCo as may be required to effect the Transaction;

  (ii)
  declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of the QLT Shares (whether in cash or property);

  (iii)
  split, divide, consolidate, combine or reclassify the QLT Shares or any other securities of QLT;

  (iv)
  issue, grant, sell or pledge or authorize or agree to issue, grant, sell or pledge any QLT Shares or other securities of QLT or its Subsidiaries (including options or any equity-based or equity-linked awards such as restricted or deferred share units or phantom share plans), which are convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, the QLT Shares, other than the issuance of the QLT Shares issuable pursuant to (A) the Merger; (B) the issuance of Replacement Auxilium Options, Replacement Auxilium Restricted Stock and Replacement Auxilium RSUs as provided in Section 2.1(n), (o) and (p); (C) the exercise of the QLT Options outstanding on the date hereof; or (D) otherwise to a holder of the QLT RSUs in accordance with the QLT Stock Option Plan;

  (v)
  (A) grant any increases in the compensation or benefits of any of its directors, individual independent contractors, executive officers, employees or consultants, except for increases in the compensation of employees in the ordinary course of business consistent with past practice whose annual compensation is less than $100,000; or (B) except as contemplated by this Agreement or as required by applicable Law or the terms of any QLT Plan in effect as of the date hereof (i) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, individual independent contractor, officer or employee, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation (including bonuses) or benefits under any QLT Plan; (iii) enter into, terminate or materially amend any QLT Plan (or, except as provided in Section 2.1(n), (o) and (p), any plan, program, agreement, or arrangement that would constitute a QLT Plan if in effect on the date hereof) or make any loans to employees; (iv) grant any equity or equity-based awards except for the issuance of Replacement Auxilium Options, Replacement Auxilium Restricted Stock and Replacement Auxilium RSUs, as provided in Section 2.1(n), (o) and (p); (v) terminate any person who is, or hire any person to be, employed by or a consultant of QLT or any of its Subsidiaries other than the hiring or termination of employees or consultants with total annual compensation not in excess of $200,000 in the ordinary course of business consistent with past practice, and in the case of hiring of employees, is solely to replace employees or consultants who are essential to QLT; and (vi) loan or advance any money to any employee or individual independent contractor of QLT or any of its Subsidiaries;

  (vi)
  redeem, purchase or otherwise acquire any outstanding QLT Shares or other securities convertible into or exchangeable or exercisable for QLT Shares, other than in transactions between two or more QLT wholly-owned Subsidiaries or between QLT and a QLT wholly-owned Subsidiary;

  (vii)
  amend the terms of any securities of QLT or any of its Subsidiaries;

  (viii)
  adopt a plan of liquidation or resolution providing for the liquidation or dissolution of QLT or any of its Subsidiaries;

    (ix)
    reorganize, amalgamate or merge with any other Person other than pursuant to the Merger;

    (x)
    make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures) or as contemplated hereby or in connection with any transactions contemplated hereby, except as required by applicable Laws or U.S. GAAP;

    (xi)
    except for sales in the ordinary course of business, or as contemplated hereby or in connection with any transactions contemplated hereby, sell, pledge, lease, license, abandon or dispose of any assets or properties of QLT (including the shares or other equity securities of any Subsidiary of QLT) or of any of its Subsidiaries having a value greater than $150,000 in the aggregate;

    (xii)
    (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities (other than investments made in accordance with the QLT Treasury Policy, a copy of which has been provided to Auxilium), contribution of capital, property transfer, or purchase of any property or assets of any other Person that, together with all other such acquisitions, investments, contributions, transfers or purchases, has a value greater than $150,000 in the aggregate other than pursuant to the Merger; or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

    (xiii)
    incur any indebtedness, other than trade payables in the ordinary course of business, enter into any hedging, derivative or swap transaction or Contract, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances;

    (xiv)
    pay, discharge or satisfy any material claim, liability or obligation prior to the same being due, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the QLT Financial Statements, or voluntarily waive, release, assign, settle or compromise any Proceeding where such waivers, releases, assignments, settlements or compromises exceed $150,000 in the aggregate or in any case would entail any non-monetary damages;

    (xv)
    settle or compromise any action, claim or other Proceeding brought by any present, former or purported holder of its securities in connection with the Transaction;

    (xvi)
    enter into any material new line of business, enterprise or other activity;

    (xvii)
    expend or commit to expend any amounts with respect to capital expenses, where such expenditures or commitments exceed $100,000 in the aggregate;

    (xviii)
    (x) other than in the ordinary course of business, enter into any contract that would, if entered into prior to the date hereof, be a QLT Material Contract, or (y) materially modify, materially amend or terminate any QLT Material Contract or waive, release or assign any material rights or claims thereunder;

    (xix)
    make, change, revoke or rescind in any manner that is material and adverse to QLT any election relating to Taxes, settle or compromise any Tax controversy, or make any material amendment with respect to any Return, change any method of Tax accounting or change in annual Tax accounting period, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, or surrender any right to claim a material Tax refund;

    (xx)
    other than pursuant to the Transaction, take any action, or knowingly fail to take any action, which action or failure to act causes, or could reasonably be expected to cause, QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes from and after the Closing Date;

    (xxi)
    take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger;

    (xxii)
    make, or permit any of QLT's Subsidiaries to, make, any loan to any officer or director of QLT or any of its Subsidiaries;

    (xxiii)
    (A) subject to Section 5.13, negotiate or enter into any contract, letter of intent, agreement in principle, agreement or understanding with respect to the Retinoid Transaction; or (B) except to the extent required under a Material Contract, commence any Phase III clinical trials unless a development plan with respect thereto has been mutually agreed to by Auxilium and QLT, each acting reasonably, and such trials are conducted substantially in accordance with such development plan;

    (xxiv)
    in any two contiguous three month periods commencing July 1, 2014 average more than $5,000,000 in quarterly cash expenditures except for expenditures (A) related to advisory fees and expenses for the negotiation and completion of the Transaction and a Retinoid Transaction, (B) incurred with respect to severance of employees, (C) with respect to premiums for insurance purchased in accordance with Section 5.6(b), or (D) as otherwise approved or directed by Auxilium (including pursuant to Section 5.1(b) and Section 5.14);

    (xxv)
    negotiate or enter into any collective bargaining agreement, collective agreement or other contract with any labor organization or union or other employee association; or

    (xxvi)
    enter into, modify or terminate any Contract with respect to any of the foregoing or otherwise agree or announce an intention to do any of the foregoing; and

  (d)
  QLT will promptly notify Auxilium in writing of the occurrence of any event which would have a Material Adverse Effect with respect to QLT.

    Nothing in this Section 4.1 shall give Auxilium or any Auxilium Subsidiary the right to control, directly or indirectly, the operations or the business of QLT or any of its Subsidiaries at any time prior to the Closing.

4.2   Covenants of Auxilium

        Auxilium covenants and agrees that, until the earlier of the Closing and the time that this Agreement is terminated in accordance with its terms, unless QLT otherwise consents in writing (to the extent that such consent is permitted by applicable Law), which consent shall not be unreasonably withheld, conditioned or delayed, or as is otherwise disclosed in Section 4.2 of the Auxilium Disclosure Letter or expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law or Order:

  (a)
  the respective businesses of Auxilium and the Auxilium Material Subsidiaries will be conducted, their respective facilities will be maintained, and Auxilium and the Auxilium Material Subsidiaries will continue to operate their respective businesses, on an aggregate basis in all material respects only in the ordinary course of business; it being understood that the foregoing shall not apply to any of the specific actions contemplated by Section 4.2(b) below;

  (b)
  Auxilium will not and will not permit any of the Auxilium Material Subsidiaries to, directly or indirectly:

  (i)
  alter or amend its articles, charter, by-laws or other constating documents in a manner adverse to the QLT Shareholders or inconsistent with this Agreement;

  (ii)
  declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any of its equity securities except (A) the payment of interest or other amounts as and when due pursuant to the terms of Auxilium Convertible Notes and (B) in the case of any of Auxilium's wholly-owned Subsidiaries, for dividends payable to Auxilium or among wholly owned Subsidiaries of Auxilium;

  (iii)
  split, divide, consolidate, combine or reclassify Auxilium Shares;

  (iv)
  issue any Auxilium equity securities or securities convertible into Auxilium equity securities other than pursuant to the ESPP or upon conversion of Auxilium Convertible Notes or exercise of any Auxilium Warrants in accordance with their terms or in settlement of any outstanding equity compensation awards or grants of new equity compensation awards in the ordinary course of business (including to new hires or in connection with promotions) or issuing warrants in connection with a debt financing by Auxilium;

  (v)
  redeem, purchase or otherwise acquire any outstanding Auxilium Shares or other securities convertible into or exchangeable for Auxilium Shares, other than (A) in transactions between two or more Auxilium wholly-owned Subsidiaries or between Auxilium and an Auxilium wholly-owned Subsidiary, (B) pursuant to the terms of employee or director equity awards, including any awards issued under Auxilium Share Plans or (C) upon conversion of Auxilium Convertible Notes or exercise of Auxilium Call Options in accordance with their respective terms;

  (vi)
  amend the material terms of any equity securities of Auxilium or securities convertible into Auxilium equity securities;

  (vii)
  adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Auxilium;

  (viii)
  amalgamate or merge with any other Person other than pursuant to the Merger and other than any amalgamation or merger solely involving wholly-owned Subsidiaries of Auxilium;

  (ix)
  (A) acquire (by merger, amalgamation, consolidation, arrangement or acquisition of shares or other equity securities or interests or assets or otherwise) any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other Person that, together with all other such acquisitions, investments, contributions, transfers or purchases, has guaranteed cash payments of $60 million or greater in the aggregate; or (B) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to such a transaction;

  (x)
  (A) enter into any contract that would, if entered into prior to the date hereof, be an Auxilium Material Contract and which is reasonably expected to involve payment in the amount of $60 million or greater, or (B) materially modify, materially amend or terminate any such Auxilium Material Contract or waive, release or assign any material rights or claims thereunder;

    (xi)
    take any action that would reasonably be expected to prevent or significantly impede or materially delay the completion of the Merger; or

    (xii)
    enter into, modify or terminate any Contract with respect to any of the foregoing or otherwise agreed or announce an intention to do any of the foregoing.

  (c)
  Auxilium will promptly notify QLT in writing of the occurrence of any event which would have a Material Adverse Effect with respect to Auxilium.

ARTICLE V

ADDITIONAL COVENANTS

5.1   Access to Information; Cooperation

  (a)
  Subject to compliance with applicable Laws and Orders and the terms of any existing Contracts, each Party shall, and shall cause its respective wholly-owned Subsidiaries to, afford to the other Parties and their respective Representatives, until the earlier of the Closing or the termination of this Agreement in accordance with its terms, continuing access to the other parties' virtual data rooms, and reasonable access, during normal business hours and upon reasonable notice, to its businesses, properties, books and records and such other data and information as a Party may reasonably request, as well as to the other Party's and its Subsidiaries' personnel, subject, however, to such access not interfering with the ordinary conduct of its businesses. Notwithstanding the foregoing, if the terms of any Law, Order or Contract shall limit a Party's right to access the information pursuant to this Section 5.1, the other Party shall use its commercially reasonable efforts to (i) obtain any consents from a third party to provide such access or information or (ii) develop an alternative to providing such access or information to a Party so as to address such lack of access or information in a manner reasonably acceptable to the receiving Party. Notwithstanding anything herein to the contrary, the foregoing shall not require any disclosure that would reasonably be expected, as a result of such disclosure, to have the effect of causing the waiver of any privilege (including the attorney-client and work product privileges). Without limiting the generality of the provisions of the Non-Disclosure Agreement, each of the Parties acknowledges that all information provided to it under this Section 5.1, or otherwise pursuant to this Agreement or in connection with the Transaction, is subject to the Non-Disclosure Agreement, which will remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement otherwise conflicts or is inconsistent with any provision of the Non-Disclosure Agreement, the provisions of this Agreement will supersede those of the Non-Disclosure Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Non-Disclosure Agreement will remain in full force and effect.

  (b)
  Prior to Closing, QLT shall provide reasonable cooperation and shall cause its respective wholly-owned Subsidiaries and its and their representatives, including management, officers, employees, directors, legal, non-legal and accounting advisors and auditors to provide reasonable cooperation to Auxilium in obtaining any financing with respect to the Transaction (including, without limitation, any amendment required to any Auxilium Debt Instrument), including:

  (i)
  promptly furnishing Auxilium with any information and documentation required under applicable "know your customer" and anti-money laundering rules and regulations;

  (ii)
  promptly furnishing Auxilium with financial and other pertinent information regarding QLT and its Subsidiaries as may be required in writing by Auxilium, including all financial statements and financial and other data of the type required by Regulation S-X and

      Regulation S-K under the 1933 Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the 1933 Securities Act (including pro forma financial information), and other documents required to satisfy any customary negative assurance opinion, to consummate such financing at Closing, including all information and data necessary to satisfy any conditions set forth in any commitment letter, credit agreement or other similar documentation related to such financing;

    (iii)
    participating in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and cooperating with marketing or solicitation efforts of Auxilium, in each case in connection with the arrangement of any such financing, including by consenting to the use of QLT's and its Subsidiaries' logos in connection therewith; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage QLT or any of its Subsidiaries;

    (iv)
    assisting with the timely preparation of materials for rating agency and lender presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with such financing;

    (v)
    obtaining a certificate of the chief financial officer of QLT with respect to solvency matters of QLT or its Subsidiaries to the extent required by any financing source, customary authorization letters with respect to the bank information memoranda and consents of accountants for use of their reports in any materials relating to any financing;

    (vi)
    using reasonable commercial efforts to obtain accountants' comfort letters and legal opinions at the expense of and as reasonably requested by Auxilium; and

    (vii)
    taking all corporate or other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of any such financing and to permit the proceeds thereof to be made available to QLT, including assisting in the preparation of and executing one or more credit agreements (or amendments thereto), indentures, purchase agreements, currency or interest hedging agreements and other definitive documentation, certificates and related deliverables relating to any financing and reasonably facilitating the provision of guarantees, the grant (and perfection) of a security interest in collateral and provision of related lender protections.

    Notwithstanding the foregoing, no obligation of QLT or its Subsidiaries under any such financing arrangements or other arrangements required to be undertaken by QLT or its Subsidiaries pursuant to this Section 5.1(b), shall be effective until the Closing. None of QLT, its Subsidiaries or their respective Affiliates shall be required to bear any cost or expense or to pay any commitment or other similar fee or incur any other liability in connection with such financing prior to the Closing. Auxilium shall upon request by QLT advance all material, reasonable out-of-pocket expenses incurred by QLT or any QLT Subsidiary in connection with any actions taken by QLT or a QLT Subsidiary or, promptly upon request by QLT, reimburse QLT or the QLT Subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and Taxes incurred by QLT and the QLT Subsidiaries in connection with any such financing. Auxilium shall indemnify QLT and the QLT Subsidiaries and their respective Representatives for any and all Taxes, liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of their co-operation or assistance with or participation in any matter under this Section 5.1(b). No director, officer, employee or agent of QLT or any QLT Subsidiaries shall be required, in connection with any such matter, to take any action in any capacity other than as a director, officer, employee or agent of QLT or the QLT Subsidiaries, as the case may be. The covenants contained in this Section 5.1(b) are intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Representatives and their respective heirs, executors, administrators and other legal representatives and shall not be deemed exclusive of any other rights which a Representative has under Law, Contract or otherwise, and shall be binding on Auxilium and its successors and assigns. QLT will act as agent and trustee for each such person for the covenants of Auxilium under this Section 5.1(b), and QLT agrees to accept such appointment and to hold and enforce the obligations and covenants on behalf of each such person.

  (c)
  Notwithstanding the provisions of Section 5.1(b), none of QLT, the QLT Subsidiaries or their respective Representatives shall be required to take any action which would, in the opinion of QLT, acting reasonably:

  (i)
  create enforceable obligations of any of QLT or its Subsidiaries under any financing arrangements, or other arrangements required to be undertaken by QLT or its Subsidiaries pursuant to Section 5.1(b) prior to the Closing;

  (ii)
  require QLT to obtain the approval of the QLT Shareholders (other than at the QLT Meeting);

  (iii)
  unreasonably interfere in the operations of QLT or any of its Subsidiaries prior to the Merger Effective Time; or

  (iv)
  require QLT or any Subsidiary to contravene any applicable Laws or their respective organizational documents or breach any contract of QLT or its Subsidiaries,

    and no such action will be considered in determining whether a representation, warranty or covenant of QLT hereunder has been breached or whether a condition precedent to the Merger has been satisfied, it being acknowledged by Auxilium that any such actions could require the consent of third parties under applicable contracts of QLT or its Subsidiaries.

5.2   Consents and Approvals

  (a)
  Subject to the terms and conditions of this Agreement (including Section 5.2(e)), each Party shall, and shall cause its wholly-owned Subsidiaries to, use commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things required or reasonably necessary to consummate and make effective the Transaction as promptly as practicable, including:

  (i)
  as promptly as practicable, obtain from any Governmental Authority all waivers, consents, clearances and approvals, including the Required Regulatory Approvals, required or reasonably necessary to consummate the Transaction;

  (ii)
  as promptly as reasonably practicable, make all filings and submissions that are required or reasonably necessary to consummate the Transaction and thereafter make any other required or appropriate submissions including, without limiting the foregoing, (A) all filings and submissions required in connection with the Required Regulatory Approvals, and (B) an application by QLT for an Advance Ruling Certificate or no-action letter under the Competition Act (to the extent the Competition Act Approval is required under applicable Law in respect of the Transaction); and

  (iii)
  as promptly as reasonably practicable, take reasonable actions to provide notice to any third party, or obtain from any third party any waivers, consents and approvals required or reasonably necessary to consummate the Transaction; provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall QLT and Auxilium or any of their respective Subsidiaries be required to pay, prior to the Closing, any fee, penalty or other consideration to any third party for any waiver, consent or approval required in connection with the consummation of the Transaction.

  (b)
  Subject to the terms and conditions hereof, including Section 5.2(e), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use commercially reasonable efforts to (i) provide such notices and obtain such waivers, consents, clearances and approvals as are required or reasonably necessary to consummate the Transaction under the HSR Act, the Competition Act (to the extent the Competition Act Approval is required under applicable Law in respect of the Transaction) and any other federal, provincial, state or foreign Law designed to prohibit, restrict or regulate actions relating to monopolization or restraint of trade or foreign investment (collectively, "Relevant Laws"), and (ii) respond to any requests of any Governmental Authority for information or documentary material under any Relevant Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transaction under any Relevant Law. The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Relevant Law prior to their submission.

  (c)
  Each of QLT and Auxilium shall, other than in respect of routine correspondence and dealings with the TSX and NASDAQ regarding the Transaction: (i) promptly advise each other of any written or oral communication (including communications received by their respective Subsidiaries) from any Governmental Authority or third party from whom a waiver, consent or approval is required or reasonably necessary to consummate the Transaction; (ii) not participate in any meeting or discussion with any Governmental Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the Transaction unless it consults with the other Party in advance, and, unless prohibited by such Governmental Authority, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Governmental Authority or its staff, on the other hand, with respect to this Agreement and the Transaction, except that materials may be redacted as necessary to address reasonable privilege, competitively sensitive information, or confidentiality concerns.

  (d)
  Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Governmental Authority following any such filing or notification.

  (e)
  In furtherance and not in limitation of the other covenants contained in this Section 5.2, but subject to the last sentence of this Section 5.2(e), each of QLT and Auxilium agrees to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Governmental Authority may assert under any Relevant Law with respect to the Merger, and to avoid or eliminate each and every impediment under any Relevant Law that may be asserted by any Governmental Authority with respect to the Merger, so as to enable the Merger Effective Time to occur as promptly as practicable and in any event no later than the Outside Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of QLT or Auxilium (or any of their respective Subsidiaries) or any equity interest in any Joint Venture held by QLT or Auxilium (or any of their respective Subsidiaries), (ii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of QLT or Auxilium or their respective Subsidiaries and (iii) otherwise taking or committing to take any action that would limit Auxilium's or QLT's freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of QLT or Auxilium (including any of their respective Subsidiaries), in each case as may be required in order to obtain all waivers, consents, clearances or approvals required directly or indirectly under any Relevant Law or to avoid the commencement of any action by a Governmental Authority to prohibit the Merger under any Relevant Law, or to avoid the entry of, or to effect the dissolution of, any Order in any Proceeding seeking to prohibit the Merger or delay the Merger Effective Time beyond the Outside Date. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be deemed to require, QLT or Auxilium (or any of their Subsidiaries) to take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or their Subsidiaries) business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on either QLT or Auxilium (a "Restraint").

5.3   Covenants of QLT Regarding the Transaction

        Subject to the terms and conditions of this Agreement (including Section 5.2), QLT will perform all obligations required to be performed by QLT under this Agreement, cooperate with Auxilium in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Transaction including:

  (a)
  subject to Section 9.5, publicly announcing the entering into of this Agreement, the support of the QLT Board of Directors of the Transaction and the QLT Recommendation;

  (b)
  using commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other Proceedings against QLT challenging or affecting this Agreement or the completion of the Transaction;

  (c)
  taking all necessary actions and causing HoldCo and AcquireCo to take all necessary actions to give effect to the Merger, including to provide the Exchange Agent with sufficient Merger Consideration to complete the Merger as provided herein.

5.4   Covenants of Auxilium Regarding the Transaction

        Subject to the terms and conditions of this Agreement (including Section 5.2), Auxilium shall and shall cause each of its Subsidiaries to, perform all obligations required to be performed by it under this Agreement, cooperate with QLT in connection therewith, and use commercially reasonable efforts to do such other acts and things as may be necessary or desirable in order to complete the Transaction including:

  (a)
  subject to Section 9.5, publicly announcing the entering into of this Agreement, the support of the Auxilium Board of Directors of the Transaction and the Auxilium Recommendation;

  (b)
  using commercially reasonably efforts to defend all lawsuits or other legal, regulatory or other Proceedings against or relating to Auxilium challenging or affecting this Agreement or the completion of the Transaction; and

  (c)
  taking all necessary actions to give effect to the Merger.

5.5   QLT Guarantee

        QLT hereby unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with HoldCo and AcquireCo for the due and punctual performance of each and every obligation of HoldCo and AcquireCo arising under this Agreement and the Transaction.

5.6   Indemnification and Insurance

  (a)
  Each of QLT, Auxilium and Auxilium's Subsidiaries agree that all rights to indemnification or exculpation now existing in favour of the present and former directors and officers of QLT, Auxilium or of any of their respective Subsidiaries (each such present or former director or officer (i) of Auxilium being referred to as an "Auxilium Indemnified Party", and (ii) of QLT being herein referred to as a "QLT Indemnified Party" and each Auxilium Indemnified Party and QLT Indemnified Party being an "Indemnified Party" and such Persons collectively being referred to as the "Indemnified Parties") as provided in the constating documents of QLT, Auxilium or any of their respective Subsidiaries or any Contract by which QLT, Auxilium or any of their respective Subsidiaries is bound and which is in effect as of the date hereof, will survive the completion of the Transaction and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Closing, for the period currently contemplated therein.

  (b)
  QLT, Auxilium and their respective Subsidiaries will maintain in effect without any reduction in scope or coverage for seven years from the Closing Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by QLT, Auxilium and their respective Subsidiaries, which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date; provided, however, that each of QLT and Auxilium may, prior to the Closing Date, purchase prepaid non-cancellable run-off directors' and officers' liability insurance on terms substantially similar to the directors' and officers' liability policies currently maintained by QLT or Auxilium, as applicable, but providing coverage for a period of seven years from the Closing Date with respect to claims arising from or related to facts or events which occurred on or prior to the Closing Date; provided, further, however, that in no event shall either QLT, Auxilium or their respective Subsidiaries spend premiums for any of the insurance referenced in this Section 5.6(b) to the extent it would exceed 300% of the relevant party's current annual premium for directors' and officers' liability insurance, as applicable.

  (c)
  The covenants contained in this Section 5.6 are intended to be for the irrevocable benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs, executors, administrators and other legal representatives and shall not be deemed exclusive of any other rights which an Indemnified Party has under Law, Contract or otherwise, and shall be binding on QLT and its successors and assigns. QLT will act as agent and trustee for the QLT Indemnified Parties not a party to this Agreement for the covenants of Auxilium and QLT under this Section 5.6, and QLT agrees to accept such appointment and to hold and enforce the obligations and covenants on behalf of each such person. Auxilium will act as agent and trustee for Auxilium Indemnified Parties not a party to this Agreement for the covenants of QLT under this Section 5.6, and Auxilium agrees to accept such trust and to hold and enforce the obligations and covenants on behalf of each such person.

  (d)
  If QLT, Auxilium, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, QLT shall ensure that any such successor or assign assumes all of the obligations set forth in this Section 5.6.

5.7   Rule 16b-3 Actions

        Prior to the Closing, QLT and Auxilium shall take all such steps as may be required to cause (a) any dispositions of Auxilium Shares (including derivative securities with respect to Auxilium Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to Auxilium immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act and (b) any acquisitions of QLT Shares (including derivative securities with respect to QLT Shares) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the 1934 Exchange Act with respect to QLT to be exempt under Rule 16b-3 promulgated under the 1934 Exchange Act.

5.8   Stock Exchange Listing

  (a)
  QLT shall use all commercially reasonable efforts to cause the QLT Shares (i) issued as Merger Consideration, (ii) issuable on exercise of Replacement Auxilium Options, (iii) issuable in respect of each share of Replacement Auxilium Restricted Stock and Replacement Auxilium RSU, (iv) issuable upon exercise of Auxilium Warrants and (v) issuable upon conversion of Auxilium Convertible Notes, to be approved for listing on NASDAQ, subject only to official notice of issuance, prior to the Closing.

  (b)
  Each of the Parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist (i) Auxilium Shares from NASDAQ and terminate the registration of Auxilium Shares under the 1934 Exchange Act, and (ii) QLT Shares from the TSX provided, that in each case, such delisting or termination shall not be effective until after the Merger Effective Time.

5.9   Takeover Statutes

        If any anti-takeover statute or similar statute or regulation is or may become applicable to the Transaction, each of the Parties and its respective Affiliates shall (a) grant such approvals and take all such actions as are legally permissible so that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the Transaction.

5.10 Board of Directors

        QLT and Auxilium shall take all actions necessary so that, as of the Merger Effective Time, the board of directors of QLT shall consist of seven individuals designated by Auxilium prior to Closing and two individuals designated by QLT and acceptable to Auxilium prior to Closing.

5.11 Tax Election

        The Parties agree that QLT (or any successor thereof) shall elect (and file such election as soon as practicable) under subsection 110(1.1) of the Tax Act that neither QLT nor any person not dealing at arm's length with QLT will deduct in computing its income for a taxation year any amount in respect of the QLT Options.

5.12 Tax Representation Letters

        The Parties shall use their respective reasonable best efforts to cooperate to deliver to Auxilium's tax counsel and tax advisors certificates containing representations reasonably requested by such counsel and/or advisors in connection with the rendering of the tax opinions to be issued by such counsel pursuant to Section 8.3(e).

5.13 Retinoid Transaction

  (a)
  QLT and Auxilium agree, and shall cause their respective Subsidiaries, to cooperate with each other in connection with the arrangement of the Retinoid Transaction, as may reasonably be requested by either party, including participation in meetings, due diligence sessions, preparation of disclosure and similar documents. Neither QLT nor Auxilium shall (i) participate in any meeting or discussion (other than non-substantive calls) with any third party concerning a Retinoid Transaction unless it consults with the other party in advance, and gives the other party the opportunity to attend, and, to the extent that the other party determines not to attend, provide a summary of such meeting or discussion; and (ii) promptly furnish the other party with copies of all material correspondence and written communications between them and their Subsidiaries and Representatives, on the one hand, and any third party, on the other hand, with respect to the Retinoid Transaction.

  (b)
  Notwithstanding any other provision of this Agreement:

  (i)
  No agreement regarding the Retinoid Transaction that may be entered into on or before the Closing shall require the consummation of the Retinoid Transaction prior to Closing; and

  (ii)
  If Auxilium pursuant to Section 4.1(c)(xxiii) withholds its consent, for any reason, with respect to negotiations of, or entering into, a Retinoid Transaction providing for economic terms substantially no less favourable, in aggregate, to QLT (with the exception of the amount of the Retinoid Closing Payment which may be nil or less than the amount set out in Section 4.1(c)(xxiii) of the QLT Disclosure Letter) than those terms set out in Section 4.1(c)(xxiii) of the QLT Disclosure Letter, then the adjustments to the Equity Exchange Ratio set out in Section 1.1, paragraph (b) of the definition of "Equity Exchange Ratio", shall no longer apply.

  (c)
  Auxilium acknowledges and agrees that the consummation of a Retinoid Transaction shall not be considered in determining whether a representation, warranty or covenant of QLT hereunder has been breached or whether a condition precedent to the Merger has been satisfied, it being acknowledged by Auxilium that the consummation of a Retinoid Transaction will require the consent of third parties set forth in Section 5.13(c) of the QLT Disclosure Letter.

5.14 Pre-Acquisition Reorganization

  (a)
  QLT agrees that, upon the reasonable request of Auxilium, QLT will and will cause its Subsidiaries to use its and their commercially reasonable efforts to effect such reorganizations of QLT or its Subsidiaries' business, operations and assets and the integration of other affiliated businesses of QLT as Auxilium may reasonably request (each a "Pre-Acquisition Reorganization") and cooperate with Auxilium and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively could be undertaken. Auxilium acknowledges and agrees that all elements of such Pre-Acquisition Reorganizations shall, in the opinion of QLT acting reasonably:

  (i)
  not impede, delay or prevent completion of the Merger or the Retinoid Transaction or the ability of Auxilium to obtain any financing required by it in connection with the transactions contemplated by this Agreement;

  (ii)
  be effective as close as reasonably practical to the Closing Date and, in any event, after all Regulatory Approvals are obtained;

  (iii)
  not prejudice QLT or the QLT Shareholders in any material respect;

  (iv)
  not require QLT to obtain the approval of the QLT Shareholders;

  (v)
  not unreasonably interfere in the operations of QLT or any of its subsidiaries prior to the Merger Effective Time;

    (vi)
    not be considered in determining whether a representation, warranty or covenant of QLT hereunder has been breached or whether a condition precedent to the Merger has been satisfied, it being acknowledged by Auxilium that actions taken pursuant to any Pre-Acquisition Reorganization could require the consent of third parties under applicable contracts of QLT or its subsidiaries;

    (vii)
    not require QLT or any QLT Subsidiary to contravene any applicable Laws, their respective organizational documents or any contract of QLT or its Subsidiaries;

    (viii)
    not result in any Taxes being imposed on, or any adverse Tax or other consequences to, any security holder of QLT incrementally greater than the Taxes or other consequences to such security holder in connection with the consummation of the Merger in the absence of any Pre-Acquisition Reorganization; and

    (ix)
    not become effective unless Auxilium and QLT shall have confirmed in writing that they are prepared promptly and without condition to proceed with the Merger.

  (b)
  Auxilium will use its commercially reasonable efforts to provide written notice to QLT of any proposed Pre-Acquisition Reorganization as soon as possible and in any event no less than 30 days prior to the Closing Date. Subject to Section 5.14(a) and Section 5.14(c), QLT and Auxilium will, at the expense of Auxilium, work cooperatively and use commercially reasonable efforts to prepare prior to the Merger Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Parties will seek to have the steps and transactions contemplated under any such Pre-Acquisition Reorganization made effective at such times (as directed by Auxilium) prior to or on the Closing Date prior to the Merger Effective Time, but in any event after all Regulatory Approvals are obtained (but if before the Merger Effective Time, after the Parties have waived or confirmed that all conditions referred to in Section 8.1, 8.2 and 8.3 have been satisfied, and the Parties have confirmed in writing that they are prepared to promptly proceed to effect the Merger), Auxilium shall upon request by QLT advance all reasonable out-of-pocket expenses incurred by QLT or any QLT Subsidiaries in connection with any actions taken by QLT or any QLT Subsidiaries or, promptly upon request by QLT, reimburse QLT or the QLT Subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and Taxes incurred by QLT and the QLT Subsidiaries in connection with any Pre-Acquisition Reorganization and shall indemnify QLT for any costs, Taxes, loss of opportunity or otherwise of QLT and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of this Agreement in accordance with its terms.

  (c)
  Auxilium shall indemnify QLT and the QLT Subsidiaries and their respective Representatives for any and all Taxes, liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of their co-operation or assistance with or participation in any Pre-Acquisition Reorganization. No director, officer, employee or agent of QLT or any QLT Subsidiaries shall be required, in connection with a Pre-Acquisition Reorganization, to take any action in any capacity other than as a director, officer, employee or agent of QLT or the QLT Subsidiaries, as the case may be. The covenants contained in this Section 5.14 are intended to be for the irrevocable benefit of, and shall be enforceable by, each of the Representatives and their respective heirs, executors, administrators and other legal representatives and shall not be deemed exclusive of any other rights which a Representative has under Law, Contract or otherwise, and shall be binding on Auxilium and its successors and assigns. QLT will act as agent and trustee for each such person for the covenants of Auxilium under this Section 5.14, and QLT agrees to accept such appointment and to hold and enforce the obligations and covenants on behalf of each such person.

  (d)
  Notwithstanding anything to the contrary in this Agreement, in no event will completion of any Pre-Acquisition Reorganization be a condition to completion of the Merger.

ARTICLE VI

ACQUISITION PROPOSALS

6.1   QLT Non-Solicitation

  (a)
  Subject to Section 6.2, until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, QLT shall not, and QLT shall cause its Subsidiaries and each of its and their respective Representatives not to, directly or indirectly through any other Person:

  (i)
  initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information), or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to a QLT Acquisition Proposal or potential QLT Acquisition Proposal;

  (ii)
  participate or engage in any discussions or negotiations regarding, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other Person (other than Auxilium and its Affiliates) to make or complete a QLT Acquisition Proposal;

  (iii)
  effect any QLT Change of Recommendation; or

  (iv)
  accept or enter into, or publicly propose to accept or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement, arrangement or undertaking constituting or related to, or that would reasonably be expected to lead to, any QLT Acquisition Proposal (a "QLT Acquisition Agreement").

  (b)
  QLT shall, and shall cause its Subsidiaries and each of its and their respective Representatives to, immediately upon execution of this Agreement cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Auxilium and its Affiliates) conducted heretofore by QLT or its Subsidiaries, or any of its or their respective Representatives, with respect to any QLT Acquisition Proposal or which could reasonably be expected to lead to a QLT Acquisition Proposal and, in connection therewith, QLT will immediately discontinue access by any Person (other than Auxilium and its Affiliates) to any data room (virtual or otherwise) established by QLT or its Representatives for such purpose. QLT agrees not to release any third party (other than Auxilium and its Affiliates) from any "standstill" agreement to which it is a party (it being acknowledged and agreed that (A) the automatic termination of any "standstill" or similar provisions of any agreement as the result of the entering into and announcement of this Agreement pursuant to the express terms of any such agreement shall not itself be a violation of this Section 6.1(b); and (B) the foregoing shall not prevent the QLT Board of Directors from considering a QLT Acquisition Proposal and accepting a QLT Superior Proposal that might be made by any such Person if the remaining provisions of this Section 6.1 have been complied with). Within ten Business Days from the date hereof, QLT shall request the return or destruction of all confidential non-public information provided to any third parties who have entered into a confidentiality agreement with QLT since September 1, 2013 relating to any potential QLT Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

  (c)
  QLT shall promptly (and in any event within 24 hours of receipt) notify Auxilium, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting a QLT Acquisition Proposal, or which could reasonably be expected to lead to a QLT Acquisition Proposal, in each case, received on or after the date hereof, of which QLT, any of its Subsidiaries or any of their respective Representatives is or becomes aware, or any request received by QLT or any of its Subsidiaries or any of their respective Representatives for non-public information relating to QLT or any of its Subsidiaries in connection with a potential or actual QLT Acquisition Proposal or for access to the properties, books and records or a list of securityholders of QLT or any of its Subsidiaries in connection with a potential or actual QLT Acquisition Proposal. Such notice shall include the identity of the Person making such QLT Acquisition Proposal or proposal, inquiry, offer or request and a description of the material terms and conditions of such QLT Acquisition Proposal or proposal, inquiry, offer or request. QLT will keep Auxilium promptly and fully informed of the status, including any change to the material terms and conditions, of any such QLT Acquisition Proposal, proposal, inquiry, offer or request.

  (d)
  Following receipt by QLT of any proposal, inquiry, offer or request (or any amendment thereto) that is not a QLT Acquisition Proposal but which QLT reasonably believes could lead to a QLT Acquisition Proposal, QLT may respond to the proponent to advise it that QLT can only enter into discussions or negotiations with a party in accordance with this Agreement.

  (e)
  Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, if after the date hereof and before the QLT Meeting, QLT or any of its Subsidiaries, or any of its or their respective Representatives, receives a written QLT Acquisition Proposal (including, an amendment, change or modification to a QLT Acquisition Proposal made prior to the date hereof) that was not solicited after the date hereof in contravention of this Section 6.1, QLT and its Representatives may:

  (i)
  contact the Person making such QLT Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such QLT Acquisition Proposal and the likelihood of its consummation so as to determine whether such QLT Acquisition Proposal is, or could reasonably be expected to lead to, a QLT Superior Proposal; and

  (ii)
  if the QLT Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that such QLT Acquisition Proposal is, or could reasonably be expected to lead to, a QLT Superior Proposal and, after consultation with its outside legal counsel, that the failure to take the relevant action would be reasonably likely to be inconsistent with the fiduciary duties of the QLT Board of Directors under applicable Law:

  (A)
  furnish information with respect to QLT and its Subsidiaries to the Person making such QLT Acquisition Proposal and its Representatives, provided that (i) QLT first enters into a confidentiality agreement with such Person that is no less favourable (including with respect to any "standstill" and similar provisions) to QLT than the Non-Disclosure Agreement, and sends a copy of such agreement to Auxilium promptly following its execution and (ii) QLT contemporaneously provides to Auxilium any non-public information concerning QLT and its Subsidiaries that is provided to such Person which was not previously provided to Auxilium or its Representatives; and

  (B)
  engage in discussions and negotiations with respect to a QLT Acquisition Proposal with the Person making such QLT Acquisition Proposal and its Representatives.

6.2   Auxilium Right to Match

  (a)
  Notwithstanding Section 6.1(a) or any other provision of this Agreement to the contrary, QLT may, at any time after the date of this Agreement and prior to the QLT Meeting, (x) accept, approve or enter into any agreement, understanding or arrangement in respect of a QLT Acquisition Proposal (with the exception of a confidentiality agreement described in Section 6.1(e)(ii)(A), the execution of which shall not be subject to the conditions of this Section 6.2(a) and shall be governed by Section 6.1(e)) or (y) effect a QLT Change of Recommendation with respect to any QLT Acquisition Proposal, if and only if:

  (i)
  such QLT Acquisition Proposal did not result from a breach of Section 6.1 and QLT has complied with the other terms of this Section 6.2;

  (ii)
  the QLT Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such QLT Acquisition Proposal constitutes a QLT Superior Proposal and, after consultation with its outside legal counsel, that the failure to take the relevant action would be reasonably likely to be inconsistent with its fiduciary duties to the QLT Shareholders under applicable Laws;

  (iii)
  QLT has (A) delivered a QLT Superior Proposal Notice to Auxilium and (B) provided Auxilium with a copy of the document(s) containing such QLT Acquisition Proposal;

  (iv)
  a period of at least five full Business Days (such five Business Day period, the "Right to Match Period") shall have elapsed from the later of the date on which Auxilium received the QLT Superior Proposal Notice and the date on which Auxilium received a copy of the documents referred to in clause (B) of Section 6.2(a)(iii), it being understood that the Right to Match Period shall expire at 11:59 p.m. (Vancouver time) at the end of the fifth full Business Day following such later date; provided, that the Right to Match Period shall be subject to Section 6.2(d);

  (v)
  if Auxilium has offered to amend the terms of this Agreement and the Merger during the Right to Match Period pursuant to Section 6.2(b), the QLT Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such QLT Acquisition Proposal continues to be a QLT Superior Proposal when assessed against this Agreement and the Transaction as they are proposed to be amended as at the termination of the Right to Match Period and, after consultation with its outside legal counsel, that the failure to take the relevant action would be reasonably likely to be inconsistent with the fiduciary duties of the QLT Board of Directors under applicable Laws; and

  (vi)
  QLT has previously or concurrently will have terminated this Agreement pursuant to Section 7.1(d)(ii) and paid the QLT Termination Fee pursuant to Section 7.2.

  (b)
  During the Right to Match Period, Auxilium will have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Transaction. QLT agrees that, if requested by Auxilium, it will negotiate with Auxilium in good faith to make such amendments to the terms of this Agreement and the Transaction as would enable it to proceed with the Transaction on such amended terms. The QLT Board of Directors will review in good faith any such offer made by Auxilium to amend the terms of this Agreement and the Transaction in order to determine, in consultation with its financial advisors and outside legal counsel, whether such offer to amend the terms of this Agreement and the Transaction would, if accepted, result in the applicable QLT Acquisition Proposal ceasing to be a QLT Superior Proposal when assessed against this Agreement and the Transaction as they are proposed to be amended as at the termination of the Right to Match Period. If the QLT Board of Directors so determines, QLT will forthwith so advise Auxilium and will promptly thereafter accept the offer by Auxilium to amend the terms of this Agreement and the Transaction, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the QLT Board of Directors continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such QLT Acquisition Proposal remains a QLT Superior Proposal and therefore rejects Auxilium's amended proposal, QLT may terminate this Agreement pursuant to Section 7.1(d)(ii); provided, however, that QLT must concurrently therewith pay to Auxilium the Termination Fee, if any, payable to Auxilium under Section 7.2 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such QLT Acquisition Proposal.

  (c)
  The QLT Board of Directors shall reaffirm the QLT Recommendation by news release as soon as reasonably practicable after (i) the QLT Board of Directors determines that a QLT Acquisition Proposal which has been publicly announced or made is not a QLT Superior Proposal; or (ii) the QLT Board of Directors determines that a QLT Acquisition Proposal which previously constituted a QLT Superior Proposal would cease to be a QLT Superior Proposal when assessed against this Agreement and the Transaction as they are proposed to be amended as at the termination of the Right to Match Period. Auxilium shall be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release shall state that the QLT Board of Directors has determined that the applicable QLT Acquisition Proposal is not a QLT Superior Proposal.

  (d)
  Each successive amendment, change or modification to any QLT Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the QLT Shareholders or other amendment, change or modification to any other material terms and conditions thereof shall constitute a new QLT Acquisition Proposal for the purposes of this Section 6.2 and shall require the delivery of a new QLT Superior Proposal Notice and result in the commencement of a new Right to Match Period from the date specified in Section 6.2(a)(iv) with respect to such new Acquisition Proposal provided that each such new Right to Match Period will be three Business Days in length.

  (e)
  If QLT provides Auxilium with a QLT Superior Proposal Notice on a date that is less than five Business Days prior to the QLT Meeting, QLT shall adjourn the QLT Meeting to a date that is not later than the tenth Business Day following the first day of the Right to Match Period.

  (f)
  Nothing contained in this Section 6.2 shall prohibit the QLT Board of Directors from:

  (i)
  responding through a directors' circular or otherwise as required by applicable Laws to a QLT Acquisition Proposal that it determines is not a QLT Superior Proposal, provided that QLT shall provide Auxilium and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and provided that such circular or other disclosure recommends that the QLT Shareholders reject such QLT Acquisition Proposal; or

  (ii)
  calling and/or holding a meeting of the QLT Shareholders requisitioned by the QLT Shareholders in accordance with the BC Act or taking any other action with respect to a QLT Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Laws and provided that any information circular or other document required in connection with such meeting recommends that the QLT Shareholders vote against any proposed resolution in favour of or necessary to complete such QLT Acquisition Proposal.

  (g)
  QLT shall ensure that each of its Subsidiaries, and each of its and their respective Representatives, is aware of the provisions of Section 6.1 and this Section 6.2 and QLT shall be responsible for any breach of Section 6.1 or this Section 6.2 by such Persons.

6.3   Auxilium Non-Solicitation

  (a)
  Until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, neither the Auxilium Board of Directors nor Auxilium shall, and Auxilium shall cause its Subsidiaries and each of its and their respective Representatives not to, directly or indirectly through any other Person:

  (i)
  initiate, solicit, facilitate or knowingly encourage (including by way of furnishing or affording access to information), or take any other action that promotes, directly or indirectly, or may reasonably cause, any inquiries or the making of any proposal or offer with respect to an Auxilium Acquisition Proposal or potential Auxilium Acquisition Proposal;

  (ii)
  participate or engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate in any way with, or assist or participate in, knowingly encourage or otherwise facilitate, any effort or attempt by any other Person (other than QLT and its Affiliates) to make or complete an Auxilium Acquisition Proposal;

  (iii)
  effect any Auxilium Change of Recommendation; or

  (iv)
  except in accordance with Section 6.4, accept or enter into, or publicly propose to accept or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement, arrangement or undertaking constituting or related to, or would reasonably be expected to lead to, any Auxilium Acquisition Proposal (an "Auxilium Acquisition Agreement").

  (b)
  Auxilium shall, and shall cause its Subsidiaries and each of its and their respective Representatives to, immediately upon execution of this Agreement cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than QLT and its Affiliates) conducted heretofore by Auxilium or its Subsidiaries, or any of its or their respective Representatives, with respect to any Auxilium Acquisition Proposal or which could reasonably be expected to lead to an Auxilium Acquisition Proposal and, in connection therewith, Auxilium will immediately discontinue access by any Person (other than QLT and its Affiliates) to any data room (virtual or otherwise) established by Auxilium or its Representatives for such purpose. Auxilium agrees not to release any third party (other than QLT and its Affiliates) from any "standstill" agreement to which it is a party (it being acknowledged and agreed that (A) the automatic termination of any "standstill" or similar provisions of any agreement as the result of the entering into and announcement of this Agreement pursuant to the express terms of any such agreement shall not itself be a violation of this Section 6.3(b); and (B) the foregoing shall not prevent the Auxilium Board of Directors from considering an Auxilium Acquisition Proposal and accepting an Auxilium Superior Proposal that might be made by any such Person if the remaining provisions of this Section 6.3 have been complied with). Within ten Business Days from the date hereof, Auxilium shall request the return or destruction of all confidential non-public information provided to any third parties who have entered into a confidentiality agreement with Auxilium since September 1, 2013 relating to any potential Auxilium Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

  (c)
  Auxilium shall promptly (and, in any event, within 24 hours of receipt by Auxilium) notify QLT, at first orally and then in writing, of any proposal, inquiry, offer or request relating to or constituting an Auxilium Acquisition Proposal, or which could reasonably be expected to lead to an Auxilium Acquisition Proposal, in each case, received after the date hereof, of which Auxilium, any of its Subsidiaries or any of their respective Representatives is or becomes aware, or any request received by Auxilium or any of its Subsidiaries or any of their respective Representatives for non-public information relating to Auxilium or any of its Subsidiaries in connection with a potential or actual Auxilium Acquisition Proposal or for access to the properties, books and records or a list of securityholders of Auxilium or any of its Subsidiaries in connection with a potential or actual Auxilium Acquisition Proposal. Such notice shall include the identity of the Person making such Auxilium Acquisition Proposal or proposal, inquiry, offer or request and a description of the material terms and conditions of such Auxilium Acquisition Proposal or proposal, inquiry, offer or request, including a copy of any written materials submitted to Auxilium, any of its Subsidiaries or their Representatives. Auxilium will keep QLT promptly and fully informed of the status, including any change to the material terms and conditions, of any such Auxilium Acquisition Proposal, proposal, inquiry, offer or request.

  (d)
  Notwithstanding Section 6.3(a) or any other provision of this Agreement to the contrary, if after the date hereof and before obtaining Auxilium Stockholder Approval, Auxilium or any of its Subsidiaries, or any of its or their respective Representatives, receives a written Auxilium Acquisition Proposal that was not solicited after the date hereof in contravention of this Section 6.3, Auxilium and its Representatives may:

  (i)
  contact the Person making such Auxilium Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Auxilium Acquisition Proposal and the likelihood of its consummation;

  (ii)
  contact any other Person for the purpose of initiating, soliciting, facilitating or encouraging an Auxilium Acquisition Proposal or the making of any proposal or offer with respect to an Auxilium Acquisition Proposal;

  (iii)
  furnish information with respect to Auxilium and its Subsidiaries to any Person who has expressed interest in making an Auxilium Acquisition Proposal and its Representatives provided that Auxilium first enters into a confidentiality agreement with such Person that is no less favourable (including with respect to any "standstill" or similar provisions) to Auxilium than the Non-Disclosure Agreement and sends a copy of such agreement to QLT promptly following its execution; and

  (iv)
  engage in discussions and negotiations with respect to an Auxilium Acquisition Proposal with any Person who has expressed interest in making an Auxilium Acquisition Proposal and its Representatives.

6.4   Auxilium Superior Proposal

  (a)
  Notwithstanding Section 6.3(a) or any other provision of this Agreement to the contrary, Auxilium may, at any time after the date of this Agreement and prior to obtaining Auxilium Stockholder Approval, (i) accept, approve or enter into any agreement, understanding or arrangement in respect of an Auxilium Acquisition Proposal (with the exception of a confidentiality agreement described in Section 6.3(d)(iii), the execution of which shall not be subject to the conditions of this Section 6.4 and shall be governed by Section 6.3(d)(iii)) or (ii) effect an Auxilium Change of Recommendation with respect to any Auxilium Acquisition Proposal, if and only if:

  (i)
  such Auxilium Acquisition Proposal did not result from a breach of Section 6.3 and Auxilium has complied with the other terms of this Section 6.4;

  (ii)
  the Auxilium Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Auxilium Acquisition Proposal constitutes an Auxilium Superior Proposal and that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Auxilium Stockholders under applicable Law; and

    (iii)
    Auxilium has previously or concurrently will have terminated this Agreement pursuant to Section 7.1(c)(ii) and paid the Auxilium Termination Fee pursuant to Section 7.2.

  (b)
  Unless there has been an Auxilium Change of Recommendation in accordance with Section 6.4(a), the Auxilium Board of Directors shall reaffirm Auxilium Recommendation by news release as soon as reasonably practicable following the Auxilium Board of Directors determining that an Auxilium Acquisition Proposal which has been publicly announced or made is not an Auxilium Superior Proposal. QLT shall be given a reasonable opportunity to review and comment on the form and content of any such news release. Such news release shall state that the Auxilium Board of Directors has determined that the applicable Auxilium Acquisition Proposal is not an Auxilium Superior Proposal.

  (c)
  If Auxilium provides QLT with notice that is has received an Auxilium Superior Proposal on a date that is less than five Business Days prior to the Auxilium Meeting, Auxilium shall adjourn the Auxilium Meeting to a date that is not later than the tenth Business Day following such notice.

  (d)
  Nothing contained in this Agreement shall prohibit Auxilium from complying with its disclosure obligations under applicable Law; provided that Auxilium shall not make any disclosure to the Auxilium Stockholders or otherwise take any action that constitutes an Auxilium Change of Recommendation other than in compliance with this Section 6.4.

  (e)
  Auxilium shall ensure that each of its Subsidiaries, and each of its and their respective Representatives, is aware of the provisions of Section 6.3 and this Section 6.4 and Auxilium shall be responsible for any breach of Section 6.3 or this Section 6.4 by such Persons.

ARTICLE VII

TERMINATION

7.1   Termination

  (a)
  This Agreement may be terminated at any time prior to the Closing by mutual written consent of QLT and Auxilium.

  (b)
  This Agreement may be terminated by either QLT or Auxilium at any time prior to the Closing:

  (i)
  if the Closing does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a Party if the failure of that Party or its Affiliate to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been a principal cause of, or resulted in, the failure of the Closing to occur by the Outside Date;

  (ii)
  if the QLT Shareholder Resolution is not adopted by the QLT Shareholders in accordance with applicable Laws at the QLT Meeting or any adjournment or postponement thereof;

  (iii)
  if the Auxilium Stockholder Approval is not obtained at the Auxilium Meeting or any adjournment or postponement thereof; or

  (iv)
  there shall be passed any Law that makes consummation of the Transaction illegal or otherwise prohibited or if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such Order or other action is or shall have become final and non-appealable.

  (c)
  This Agreement may be terminated by Auxilium at any time prior to the Closing if:

  (i)
  QLT shall have effected a QLT Change of Recommendation;

  (ii)
  subject to Auxilium complying with the terms of Sections 6.3 and 6.4 and paying the Auxilium Termination Fee to QLT in accordance with Section 7.2, to concurrently enter into an Auxilium Acquisition Agreement that constitutes an Auxilium Superior Proposal; provided that the Auxilium Board of Directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the applicable Auxilium Acquisition Proposal constitutes an Auxilium Superior Proposal and that the failure to terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties to Auxilium Stockholders under applicable Laws;

  (iii)
  QLT materially breaches any of the provisions of Section 6.1 or Section 6.2;

  (iv)
  QLT breaches any of its representations, warranties, covenants or agreements contained in this Agreement (other than as provided in Section 7.1(c)(i) or (iii) above), which breach would cause any of the conditions set forth in Section 8.3 not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time;

  (v)
  a Material Adverse Effect on QLT shall have occurred since the date of this Agreement; or

  (vi)
  any of the conditions to Auxilium's obligations to complete the Merger under Section 8.1 or Section 8.3 shall have become incapable of being satisfied on or prior to the Outside Date other than as a result of breach by Auxilium of any of its covenants or agreements contained in this Agreement or as a result of any representation or warranty of Auxilium in this Agreement being untrue or incorrect.

  (d)
  This Agreement may be terminated by QLT at any time prior to the Closing if:

  (i)
  Auxilium shall have effected an Auxilium Change of Recommendation;

  (ii)
  Subject to QLT complying with the terms of Section 6.1 and 6.2 and paying the QLT Termination Fee in accordance with Section 7.2, to concurrently enter into a QLT Acquisition Agreement that constitutes a QLT Superior Proposal;

  (iii)
  Auxilium materially breaches any of the provisions of Sections 6.3 or Section 6.4;

  (iv)
  Auxilium breaches any of its representations, warranties, covenants or agreements contained in this Agreement (other than as provided in Section 7.1(d)(i) or (iii) above), which breach would cause any of the conditions set forth in Section 8.2 not to be satisfied and which breach is not cured within 30 days following written notice of such breach or by its nature or timing cannot be cured within that time;

  (v)
  Material Adverse Effect on Auxilium shall have occurred since the date of this Agreement; or

  (vi)
  any of the conditions to QLT's obligations to complete the Merger under Section 8.1 or Section 8.2 shall have become incapable of being satisfied on or prior to the Outside Date other than as a result of breach by QLT of any of its covenants or agreements contained in this Agreement or as a result of any representation or warranty of QLT in this Agreement being untrue or incorrect.

7.2   Termination Fee

  (a)
  If a QLT Termination Fee Event occurs, QLT shall pay to Auxilium a termination fee of $14.2 million (the "QLT Termination Fee") by wire transfer in immediately available funds to an account specified by Auxilium. If an Auxilium Termination Fee Event occurs, Auxilium shall pay to QLT a termination fee of $28.4 million (the "Auxilium Termination Fee") by wire transfer in immediately available funds to an account specified by QLT. The QLT Termination Fee shall be payable at the time specified in Section 7.2(b). The Auxilium Termination Fee shall be payable at the time specified in Section 7.2(c).

  (b)
  "QLT Termination Fee Event" means:

  (i)
  the termination of this Agreement by QLT pursuant to Section 7.1(d)(ii), in which case the QLT Termination Fee shall be paid by QLT concurrent with the QLT Termination Fee Event;

  (ii)
  the termination of this Agreement by Auxilium pursuant to Section 7.1(c)(i), in which case the QLT Termination Fee shall be paid by QLT within two Business Days of the QLT Termination Fee Event; or

  (iii)
  the termination of this Agreement by either QLT or Auxilium pursuant to Section 7.1(b)(i) or 7.1(b)(ii) or by Auxilium pursuant to Section 7.1(c)(iii), if, in any of the foregoing cases, (x) prior to such termination, a QLT Acquisition Proposal shall have been publicly announced or made to QLT or the QLT Shareholders and has not been publicly withdrawn prior to the QLT Meeting and (y) within twelve months following such termination, QLT or one or more of QLT's Subsidiaries shall have consummated any transaction in respect of such QLT Acquisition Proposal, in which case the QLT Termination Fee shall be paid by QLT on the date of consummation of such transaction.

  (c)
  "Auxilium Termination Fee Event" means:

  (i)
  the termination of this Agreement by Auxilium pursuant to Section 7.1(c)(ii), in which case the Auxilium Termination Fee shall be paid by Auxilium concurrent with the Auxilium Termination Event;

  (ii)
  the termination of this Agreement by QLT pursuant to Section 7.1(d)(i), in which case the Auxilium Termination Fee shall be paid by Auxilium within two Business Days of the Auxilium Termination Fee Event; provided, however, that such Termination Fee shall not be payable in the event of an Auxilium Change of Recommendation in any way related to a change in applicable Law on or before October 31, 2014 (whether or not such change in Law is effective) with respect to Section 7874 of the Code (or any other U.S. Tax Law), or official interpretation thereof as set forth in published guidance by the IRS (other than News Releases) (whether or not such change in official interpretation is yet effective), or on or before October 31, 2014 there shall have been bills that would implement such a change passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes;

  (iii)
  the termination of this Agreement by either QLT or Auxilium pursuant to Sections 7.1(b)(i) or 7.1(b)(iii) or by QLT pursuant to Section 7.1(d)(iii), if, in any of the foregoing cases, (x) prior to such termination, an Auxilium Acquisition Proposal shall have been made public or proposed publicly to Auxilium or Auxilium Stockholders and has not been publicly withdrawn prior to the Auxilium Meeting and (y) within twelve months following such termination, Auxilium or one or more of Auxilium's Subsidiaries shall have consummated any transaction in respect of such Auxilium Acquisition Proposal, in which case the Auxilium Termination Fee shall be paid by Auxilium on the date of consummation of such transaction; or

    (iv)
    (A) the termination of this Agreement by either QLT or Auxilium pursuant to Section 7.1(b)(i), if all of the conditions in Section 8.1 and 8.3 shall have been satisfied or waived by the applicable Party (except for conditions that by their terms must be satisfied at Closing and which are otherwise capable of being satisfied on such date) other than the condition set forth in Section 8.1(i), or (B) the termination of this Agreement by Auxilium or QLT pursuant to Section 7.1(c)(vi) or Section 7.1(d)(vi) with respect solely to the condition set forth in Section 8.1(i) and provided that all other conditions in Section 8.1 and 8.3 have been satisfied or are capable of being satisfied on such date, in either which case the Auxilium Termination Fee shall be paid by Auxilium within two Business Days of the Auxilium Termination Event.

  (d)
  Each Party acknowledges that the payment amounts set out in this Section 7.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which QLT or Auxilium, as applicable, will suffer or incur as a result of the event giving rise to such payment and are not penalties. Each of QLT and Auxilium irrevocably waives any right that it may have to raise as a defense that any such liquidated damages are excessive or punitive. The Parties agree that the payment of an amount pursuant to this Section 7.2 in the manner provided herein is the sole and exclusive remedy of QLT or Auxilium, as applicable, in respect of the event giving rise to such payment; provided, however, that nothing contained in this Section 7.2, and no payment of any such amount, shall relieve or have the effect of relieving a Party in any way from liability for damages incurred or suffered by the other Party as a result of an intentional or willful breach of this Agreement.

  (e)
  Notwithstanding any other provision in this Agreement, in no event shall either Party be required to pay the Termination Fee more than once.

  (f)
  In the case of payment by QLT of the QLT Termination Fee pursuant to Section 7.2, QLT confirms that as of the date of this Agreement it does not expect withholding Tax is required with respect to such QLT Termination Fee.

  (g)
  In the case of payment by Auxilium of the Auxilium Termination Fee pursuant to Section 7.2, Auxilium confirms that as of the date of this Agreement it does not expect withholding Tax is required with respect to such Auxilium Termination Fee, provided that QLT provides Auxilium with a properly completed original Internal Revenue Service Form W-8BEN claiming an exemption from U.S. withholding tax pursuant to the "Other Income" article of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital.

7.3   Effect of Termination Payment

        For greater certainty, the Parties agree that the payment of the amount pursuant to this Section 7.2 is the sole monetary remedy as a result of the occurrence of any of the events referred to in this Section 7.2(b) or Section 7.2(c); provided that neither the termination of this Agreement nor anything contained in Section 7.2(b) or Section 7.2(c) shall relieve any Party from any liability for any intentional or willful breach by it of this Agreement. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Non-Disclosure Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1   Mutual Conditions Precedent

        The respective obligations of the Parties to complete the Merger are subject to the satisfaction, or mutual waiver by Auxilium and QLT, on or before the Closing Date, of each of the following conditions, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by Auxilium and QLT at any time:

  (a)
  the QLT Shareholder Approval shall have been obtained at the QLT Meeting in accordance with applicable Laws;

  (b)
  the Auxilium Stockholder Approval shall have been obtained at the Auxilium Meeting in accordance with applicable Laws;

  (c)
  the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall be in effect;

  (d)
  the QLT Shares (i) to be issued as Merger Consideration, (ii) issuable on exercise of Replacement Auxilium Options, (iii) issuable in respect of each share of Replacement Auxilium Restricted Stock and Replacement Auxilium RSU, (iv) issuable upon exercise of Auxilium Warrants and (v) issuable upon conversion of Auxilium Convertible Notes shall have been approved for listing on NASDAQ, subject only to official notice of issuance;

  (e)
  QLT shall have received notice from the TSX approving the delisting of the QLT Shares from the TSX effective on the date on which the Merger becomes effective;

  (f)
  the Required Regulatory Approvals shall have been obtained or concluded and shall be in full force and effect and any waiting or suspensory periods related to the Required Regulatory Approvals shall have expired or been terminated, in each case, without the imposition of any Restraint;

  (g)
  no applicable Law or Order shall be and remain in effect which imposes, and no suit, action, claim, proceeding or investigation shall be pending or threatened by any Governmental Authority which seeks to impose, any material limitations on QLT's ownership of Auxilium or any Subsidiary of Auxilium or any requirement that Auxilium, HoldCo and AcquireCo or QLT or any of their respective Subsidiaries agree to or implement any Restraint;

  (h)
  (i) No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any of the other transactions contemplated in this Agreement and (ii) no Governmental Authority shall have instituted any Proceeding (which remains outstanding at what would otherwise be the Closing Date) before any Governmental Authority of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the Transaction;

  (i)
  Auxilium shall have obtained all necessary third party and lender consents under, or all necessary amendments to, the Auxilium Debt Instruments in connection with the Transaction, or shall have consummated a suitable refinancing of some or all Auxilium Debt Instruments on the terms and conditions substantially set forth in the Financing Commitment Letter; and

  (j)
  this Agreement shall not have been terminated in accordance with its terms.

8.2   Additional Conditions Precedent to the Obligations of QLT

        The obligation of QLT to complete the Merger shall be subject to the satisfaction, or waiver by QLT, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of QLT and which may be waived by QLT at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that QLT may have:

  (a)
  Auxilium shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing Date;

  (b)
  (i) the representations and warranties of Auxilium in Sections 3.2(a), 3.2(b), 3.2(e) 3.2(t), 3.2(w) and 3.2(y) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as if made on such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date); and (ii) the representations and warranties of Auxilium set forth in Section 3.2 (other than those referenced in clause (i) above) shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Auxilium;

  (c)
  since the date of this Agreement, no Material Adverse Effect with respect to Auxilium shall have occurred and be continuing, and there shall not have occurred any result, fact, change, effect, event, circumstance, occurrence or development that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Auxilium; and

  (d)
  QLT shall have received a certificate of Auxilium signed by a senior officer of Auxilium for and on behalf of Auxilium and dated the Closing Date certifying that the conditions set out in Section 8.1(i), Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3   Additional Conditions Precedent to the Obligations of Auxilium

        The obligation of Auxilium to complete the Merger shall be subject to the satisfaction, or waiver by Auxilium, on or before the Closing Date, of each of the following conditions, each of which is for the exclusive benefit of Auxilium and which may be waived by Auxilium at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Auxilium may have:

  (a)
  QLT shall have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Closing Date;

  (b)
  (i) the representations and warranties of QLT set forth in Sections 3.1(a), 3.1(b), 3.1(e) 3.1(w), 3.1(bb) and 3.1(cc) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as if made on such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date); and (ii) the representations and warranties of QLT set forth in Section 3.1 (other than those referenced in clause (i) above) shall be true and correct (disregarding for this purpose all materiality or Material Adverse Effect qualifications contained therein) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date), except for breaches of representations and warranties which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to QLT;

  (c)
  since the date of this Agreement, no Material Adverse Effect with respect to QLT shall have occurred and be continuing, and there shall not have occurred any result, fact, change, effect, event, circumstance, occurrence or development that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to QLT;

  (d)
  Auxilium shall have received a certificate of QLT signed by the Chairman of the Board or a senior officer of QLT for and on behalf of QLT and dated the Closing Date certifying that the conditions set out in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied; and

  (e)
  (i) Auxilium shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, tax advisor to Auxilium, an opinion dated as of the Closing Date to the effect that Section 7874 of the Code (or any other U.S. Tax law), existing regulations promulgated thereunder, and official interpretation thereof as set forth in published guidance should not apply in such a manner so as to cause QLT to be treated as a domestic corporation for U.S. federal income tax purposes from and after the Closing Date, provided that such opinion shall only take into account the Law in effect on the earlier of the Closing Date and October 31, 2014 and (ii) on or before October 31, 2014, there shall have been no change in applicable Law (whether or not such change in Law is yet effective) with respect to Section 7874 of the Code (or any other U.S. Tax Law), or official interpretation thereof as set forth in published guidance by the IRS (other than News Releases) (whether or not such change in official interpretation is yet effective), and there shall have been no bills that would implement such a change passed by the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bills has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause QLT to be treated as a United States domestic corporation for U.S. federal income tax purposes. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP will be entitled to receive and rely upon certificates containing representations, warranties, and covenants of officers of QLT, Auxilium, HoldCo and AcquireCo, reasonably satisfactory in form and substance to such counsel and reasonably necessary to the giving of such opinion.

8.4   Notice and Cure Provisions

        Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

  (a)
  cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate between the date hereof and the Effective Date such that the condition set forth in Section 8.2(b) or Section 8.3(b) would fail to be satisfied; or

  (b)
  result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Date such that the condition set forth in Section 8.2(a) or Section 8.3(a) would fail to be satisfied.

        Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 8.1, 8.2 and 8.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the

Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the QLT Meeting or Auxilium Meeting, such meeting or meetings shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

8.5   Satisfaction of Conditions

        The conditions precedent set out in Sections 8.1, 8.2 and 8.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of Auxilium and QLT, the Merger is completed.

ARTICLE IX

GENERAL

9.1   Notices

        Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by facsimile or electronic transmission, addressed to the recipient as follows:

  (a)
  if to Auxilium:

  Auxilium Pharmaceuticals, Inc.
  640 Lee Road
  Chesterbrook, PA 19087
  Attention:       Andrew I. Koven
  Facsimile No.: (484) 321-5996
  E-mail: akoven@auxilium.com

  with a copy (which will not constitute notice) to:

  Skadden, Arps, Slate, Meagher & Flom LLP
  Four Times Square
  New York, NY 10036
  Attention:       Paul T. Schnell, Esq.
                            Thomas W. Greenberg, Esq.
  Facsimile No.: (212) 735-2000
  E-mail: paul.schnell@skadden.com
               thomas.greenberg@skadden.com

  (b)
  if to QLT:

  QLT Inc.
  887 Great Northern Way, Suite 250
  Vancouver, BC V5T 4T5
  Canada
  Attention:       Dori Assaly
  Facsimile No.: (604) 873-0816
  E-mail: dassaly@qltinc.com

    with copies (which will not constitute notice) to:
    McCullough O'Connor Irwin LLP
    Suite 2600, Oceanic Plaza
    1066 West Hastings Street
    Vancouver, BC V6E 3X1
    Attention:       Mia Bacic
                              James Beeby
    Facsimile No.: (604) 687-7099
    E-mail: mbacic@moisolicitors.com
                 jbeeby@moisolicitors.com
    and:
    Nutter McClennen & Fish, LLP
    155 Seaport Boulevard
    Boston, MA 02210
    Attention:       James E. Dawson, Esq.
    Facsimile No.: (617) 310-9632
    E-mail: jdawson@nutter.com

or to such other street address, individual or electronic communication number or address as may be designated by written notice given by either Party to the other in any manner stated in this Section 9.1. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

9.2   Expenses

        Except as otherwise specified herein and except in respect of any filing fees associated with any filings made pursuant to Relevant Laws, which fees shall be split evenly between Auxilium and QLT, each Party will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred, and will indemnify and save harmless the others from and against any claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions hereunder.

9.3   No Assignment

        Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties.

9.4   Benefit of Agreement

        Subject to Section 9.8, this Agreement will inure solely to the benefit of and be binding upon each Party hereto.

9.5   Public Announcements

  (a)
  Auxilium and QLT shall each publicly announce the Transaction promptly following the execution of this Agreement, the text and timing of each Party's announcement to be approved by the other Party in advance, acting reasonably.

  (b)
  No Party shall issue any press release or otherwise make any written public statement with respect to the Merger or this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed).

  (c)
  QLT, HoldCo and AcquireCo shall not make any filing with any Governmental Authority with respect to the Transaction without prior consultation with Auxilium, and Auxilium shall not make any filing with any Governmental Authority with respect to the Transaction without prior consultation with QLT.

        The provisions of Section 9.5(b) and 9.5(c) shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give notice immediately following the making of any such disclosure or filing, and provided further, however, that, except as otherwise required pursuant to this Agreement (other than this Section 9.5), neither QLT nor Auxilium shall have any obligation to obtain the consent of or consult with the other Party prior to any press release, public statement, disclosure or filing with regard to any Acquisition Proposal, Auxilium Acquisition Proposal, QLT Change of Recommendation or Auxilium Change of Recommendation.

9.6   Governing Law; Attornment; Service of Process; Waiver of Jury

  (a)
  This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the "Chancery Court") or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, in any federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

  (b)
  Each Party hereby agrees that any service of process, summons, notice or document by registered mail addressed to such Person at its address set forth in Section 9.1 shall be effective service of process for any suit, action or proceeding relating to any dispute arising out of this Agreement or the transactions contemplated by this Agreement.

  (c)
  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUIT, ACTION, OR OTHER PROCEEDING AGAINST OR INVOLVING ANY FINANCING SOURCE, including their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this section 9.6(c), ARISING OUT OF THIS AGREEMENT OR THE FINANCING COMMITMENT LETTER).

  (d)
  Notwithstanding anything in this Section 9.6 to the contrary, and without limiting anything set forth in Section 9.14, each of the Parties agrees that it will not bring or support (and it will not support any of its Affiliates to bring or support) any claim, suit, action or other proceeding (whether at law, in equity, in contract, in tort or otherwise) against or involving any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement (including any related financing), including any dispute arising out of or relating in any way to the Financing Commitment Letter or the performance thereof, in any forum other than any New York State court or federal court sitting in the County of New York and the Borough of Manhattan (and appellate courts thereof). The Parties further agree that all of the provisions of this Section 9.6 relating to waiver of jury trial shall apply to any suit, action or other proceeding referenced in this Section 9.6(d), including any such Financing Source's respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 9.6(d).

9.7   Entire Agreement

        This Agreement, together with the Non-Disclosure Agreement and the Voting Agreements, and any documents delivered hereunder, constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter thereof.

9.8   Third Party Beneficiaries

        Except as provided in Sections 5.1, 5.6, 5.14, and as provided for the Financing Sources pursuant to this Section 9.8, Sections 9.6(a), 9.6(c), 9.6(d), 9.9 and 9.14 (who are intended third party beneficiaries thereunder and are intended to be the only third party beneficiaries thereunder) this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.9   Amendment

        This Agreement may, at any time and from time to time but not later than the Closing, be amended by written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the QLT Shareholders or Auxilium Stockholders; provided, however, that the provisions of Sections 9.6(a), 9.6(c), 9.6(d), 9.8, 9.9 and 9.14 shall not be amended, modified or waived (with respect to the rights of the Financing Sources) without the respective Financing Source's prior written consent.

9.10 Waiver and Modifications

        Any Party may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to it hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Parties (c) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other Parties hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. No waiver or consent to the modifications of any of the provisions of this Agreement will be effective or binding unless made in writing and signed by the Party or Parties purporting to give the same and, unless otherwise provided, will be limited to the specific breach or condition waived. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at Law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects any further exercise of such right or remedy or the exercise of any other right or remedy to which that Party may be entitled. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.

9.11 Severability

        Upon such determination that any provision is illegal, invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

9.12 Further Assurances

        Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Closing, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.13 Injunctive Relief

        The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.14 No Recourse

        Without limiting any other provision in this Agreement, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties hereto, and no Financing Source shall have any liability for any obligations or liabilities of the Parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event, shall QLT or any of its Affiliates, and QLT agrees not to and to cause its Affiliates not to, (A) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (B) seek to enforce the commitments against, make any claims for breach of the Financing Commitment Letter commitments against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Financing Commitment Letter commitments or the obligations of Financing Sources thereunder. Nothing in this Section 9.14 shall in any way limit or qualify the obligations and liabilities of the parties to the Financing Commitment Letter to each other or in connection therewith.

9.15 Counterparts

        This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by personal delivery, facsimile, electronic transmission or otherwise).

        [The remainder of this page is left intentionally blank—Signature page follows]

        IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

AUXILIUM PHARMACEUTICALS, INC.
By:	/s/ ADRIAN ADAMS Authorized Signatory
	Name:	Adrian Adams
	Title:	Chief Executive Officer and President
QLT INC.
By:	/s/ JEFFREY MECKLER Authorized Signatory
	Name:	Jeffrey Meckler
	Title:	Director and Chairman of Executive Transition Committee
QLT HOLDING CORP.
By:	/s/ JEFFREY MECKLER Authorized Signatory
	Name:	Jeffrey Meckler
	Title:	President
QLT ACQUISITION CORP.
By:	/s/ JEFFREY MECKLER Authorized Signatory
	Name:	Jeffrey Meckler
	Title:	President

SCHEDULE I—REQUIRED REGULATORY APPROVALS

        1.     Competition Act Approval (to the extent required under applicable Law in respect of the Transaction)

        2.     The applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated

I-1

SCHEDULE II—FORM OF VOTING AGREEMENT

VOTING AGREEMENT

        THIS AGREEMENT is dated as of June     , 2014 (this "Agreement")

        BETWEEN:

THE PERSONS NAMED ON THE SIGNATURE PAGE HERETO

(each such person a "Company Shareholder")

        AND:

Auxilium Pharmaceuticals, Inc., a corporation incorporated under the laws of Delaware

("Auxilium").

        WHEREAS:

          A.    QLT Inc., a corporation incorporated under the laws of British Columbia (the "Company"), Auxilium, QLT Holding Corp., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of the Company ("Holdco") and QLT Acquisition Corp., a corporation incorporated under the laws of Delaware ("AcquireCo"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of AcquireCo with and into Auxilium, with Auxilium being the surviving corporation, pursuant to which the shares of Auxilium will be converted into the right to receive common shares of the Company (such transactions, together with any other transaction contemplated by the Merger Agreement, the "Transaction");

          B.    The Company Shareholders or their Affiliates (which includes for the purposes of this Agreement, any entity controlled by a Company Shareholder or an Affiliate of any entity controlled by a Company Shareholder) are the record or beneficial owners (as defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or have voting or dispositive power over the number of common shares without par value of the Company (the "Shares"), set forth next to each Company Shareholder's name in Schedule A of this Agreement;

          C.    Auxilium requires the Company Shareholders to enter into this Agreement with respect to the Shares in order to set out the terms and conditions of the agreement of the Company Shareholders to support the Transaction and to vote the Shares in favour of the Transaction at any meeting of the Company's shareholders called to consider such Transaction; and

          D.    Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms by the Merger Agreement.

        NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

  1.
  Agreement to Vote Securities.    At any meeting of the shareholders of the Company, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, each Company Shareholder shall vote (or cause to be voted) all of such Company Shareholder's Shares and any other shares of capital stock of the Company owned, beneficially or of record as set forth next to its name in Schedule A of this Agreement (with respect to each Company Shareholder, its "Owned Securities"):

    (a)
    in favor of approval of the Transaction, including without limitation in favor of approval of the QLT Shareholder Resolution, and any actions required in furtherance thereof; and

    (b)
    against the following actions (other than the issuance of the Company Shares in connection with the Merger): (i) any acquisition proposal or merger, takeover bid, amalgamation, plan of arrangement, business combination or similar transaction involving the Company, other than the Transaction (an "Alternative Transaction"); (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (iii) any amendment of the Company's notice of articles or articles that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction; (iv) any action or transaction that would result in a breach of any representation, warranty covenant or agreement of the Company under the Merger Agreement; or (v) any other action or transaction that would reasonably be regarded as being directed towards or likely to prevent, delay or impede the consummation of the Transaction.

  2.
  Representations of the Company Shareholder.    Each Company Shareholder, severally and not jointly, represents and warrants to Auxilium (and acknowledges that Auxilium is relying upon such representations and warranties) as follows:

  (a)
  It or one of its Affiliates is the record or beneficial owner of the Owned Securities with good and marketable title thereto free and clear of any liens, pledges, mortgages, charges, restrictions, security interests, adverse claims and demands or rights of others of any nature or kind whatsoever (including without limitation any restriction on the right to vote, tender or otherwise transfer such Owned Securities).

  (b)
  No person has any agreement or option, or any right or privilege, whether by law, pre-emptive or contractual, capable of becoming an agreement or option, for the exchange, acquisition or transfer from the Company Shareholder or any of its Affiliates of any of its Owned Securities or any interest therein or right thereto.

  (c)
  It or one of its Affiliates has sole voting power and exclusive right of disposition with respect to its Owned Securities and sole power to agree to all matters set forth in this Agreement and neither the Company Shareholder nor any of its Affiliates has previously granted or agreed to grant a proxy or other right to vote in respect of such Owned Securities or entered into any voting trust, nor pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to such Owned Securities except those which are no longer of force or effect.

  (d)
  Neither it nor any of its Affiliates beneficially owns or controls any securities of the Company other than its Owned Securities.

  (e)
  It has the legal capacity, power and authority to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly executed and delivered by the Company Shareholder and, assuming the due authorization, execution and delivery by Auxilium, this Agreement constitutes the legal, valid and binding obligation of the Company Shareholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors' rights generally and general principles of equity.

  (f)
  Except as may be set forth in the Merger Agreement or as otherwise required by law (including, without limitation, filings as may be required under applicable securities laws),

      no filing with, and no permit, authorization, consent, or approval of, any Governmental Authority is necessary for the execution of this Agreement by the Company Shareholder and the performance by the Company Shareholder of its obligations under this Agreement, and (ii) none of the execution and delivery of this Agreement by the Company Shareholder, the performance by the Company Shareholder of its obligations under this Agreement or compliance by the Company Shareholder with any of the provisions of this Agreement shall (A) conflict with or result in any breach of the organizational documents, if applicable, of the Company Shareholder, (B) result in a material violation or material breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to any third party right of termination, cancellation, amendment, or acceleration) under any of the terms, conditions, or provisions of any material note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which the Company Shareholder is a party, or (C) violate any order, writ, injunction, decree, judgment, statute, rule, or regulation applicable to the Company Shareholder, except in each case under clauses (B) and (C), where the absence of filing or authorization, conflict, violation, breach, or default would not materially impair or materially adversely affect the ability of such Company Shareholder to perform such Company Shareholder's obligations hereunder on a timely basis.

    (g)
    To the knowledge of the Company Shareholder, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or threatened against the Company Shareholder, any of its Affiliates or any of their respective properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Company Shareholder's ability to perform its obligations under this Agreement. To the knowledge of the Company Shareholder, there is no judgment, decree or order against the Company Shareholder or any of its Affiliates that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the Company Shareholder's ability to perform its obligations under this Agreement.

  3.
  Representations of Auxilium.    Auxilium represents and warrants to the Company Shareholders that (and acknowledges that the Company Shareholders are relying upon such representations and warranties):

  (a)
  Auxilium is, and will be as at the Effective Time, validly existing under the laws of Delaware;

  (b)
  it has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder;

  (c)
  it has full power and authority to make, enter into and carry out the terms of this Agreement;

  (d)
  no consent, approval or authorization of, or declaration or filing with, or notice to, any governmental entity or stock exchange which has not been received or made is required by Auxilium in connection with the execution and delivery of this Agreement;

  (e)
  there are no legal proceedings in progress or pending before any governmental entity, or to the knowledge of Auxilium, threatened against Auxilium or its Affiliates that would adversely affect in any manner the ability of Auxilium to enter into this Agreement or the Merger Agreement and to perform its obligations hereunder or thereunder.

  4.
  No Action to Reduce Likelihood of Success or Delay.    Each Company Shareholder will not, and will not permit any of its Affiliates to:

  (a)
  solicit proxies or become a participant in a solicitation of proxies for any Alternative Transaction;

  (b)
  assist any person, entity or group in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit Auxilium in connection with the Transaction;

  (c)
  solicit, initiate, knowingly encourage or knowingly facilitate a stockholders' vote with respect to any Alternative Transaction;

  (d)
  become a member of a "group" (as defined by the Securities Exchange Act of 1934, as amended) or act jointly or in concert (as "acting jointly or in concert" is interpreted under applicable Canadian securities Laws) with respect to any voting securities of the Company with respect to any Alternative Transaction;

  (e)
  take any other action of any kind that might reasonably be regarded as likely to reduce the success of, or delay or interfere or compete with the completion of, the proposed Transaction or any other transaction contemplated by the Merger Agreement;

  (f)
  solicit, initiate, encourage or facilitate any QLT Acquisition Proposal;

  (g)
  participate in any discussions, conversations, negotiations or other communications with any person with respect to a QLT Acquisition Proposal; or

  (h)
  furnish any information to any person in connection with a proposed QLT Acquisition Proposal or otherwise assist, facilitate or encourage the making of, or cooperate in any way regarding, any QLT Acquisition Proposal.

  5.
  Covenants of Company Shareholders.    Except with the prior written consent of Auxilium, each Company Shareholder and/or any of its Affiliates agrees as follows:

  (a)
  No later than one (1) Business Day before the date of any meeting of the shareholders of the Company, each Company Shareholder shall deliver or cause to be delivered to the Company, with a copy to Auxilium concurrently, a duly executed proxy or proxies in respect of the Owned Securities directing those individuals as may be designated by the Company in the Joint Proxy Statement/Circular to vote the Owned Securities in accordance with paragraph 1, and each such proxy or proxies shall not be revoked without the written consent of Auxilium.

  (b)
  Each Company Shareholder shall not (i) directly or indirectly, sell, transfer, tender, pledge, hedge, encumber, gift, assign or otherwise dispose of or exchange any or all of its Owned Securities or enter into any contract, option, agreement, arrangement or understanding (including any profit sharing agreement) in connection therewith (whether by actual disposition, derivative transaction or effective economic disposition through cash settlement), (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Company Shareholder's Owned Securities or (iii) deposit any of such Company Shareholder's Owned Securities into a voting trust or enter into a voting agreement with respect to any of such Company Shareholder's Owned Securities; provided that, the Company Shareholder may transfer Shares to another Company Shareholder or to a corporation or other entity wholly owned or controlled by a Company Shareholder or an Affiliate of a Company Shareholder, provided that (1) such transfer shall not relieve or release the Company Shareholder of or from its obligations under this Agreement, including, without limitation the obligation of the Company

      Shareholder to vote or cause to be voted all its Owned Securities in favour of the Transaction, (2) prompt written notice of such transfer is provided to Auxilium, (3) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Auxilium in advance of such transfer and (4) the transferee continues to be a Company Shareholder or a corporation or other entity wholly owned or controlled by a Company Shareholder or an Affiliate of a Company Shareholder, at all times prior to the Effective Time.

    (c)
    Each Company Shareholder agrees with, and covenants to, Auxilium that (i) this Agreement and the obligations hereunder shall attach to the Company Shareholder's Owned Securities and shall be binding upon any person or entity to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including, without limitation, such Company Shareholder's successors or assigns and (ii) the Company Shareholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any or all of the Company Shareholder's Owned Securities, unless such transfer is made in compliance with this Agreement and such Company Shareholder shall promptly following the date hereof authorize and instruct the Company to instruct its transfer agent to enter a stop transfer order with respect to all of its Owned Securities with respect to any transfer not permitted hereunder.

    (d)
    Each Company Shareholder hereby covenants and agrees that it will not exercise any rights of appraisal or rights of dissent provided under any applicable laws or otherwise in connection with the Transaction at any shareholder meeting in connection therewith.

    (e)
    Each Company Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class, in any proceeding asserting a claim, derivative or otherwise, against Auxilium, Holdco, AcquireCo, or the Company or any of their respective successors or Affiliates (x) challenging the validity of, or seeking to enjoin in whole or in part the operation of this Agreement or the Merger Agreement or (y) alleging oppression or a breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

    (f)
    In the event any Company Shareholder becomes the record or beneficial owner of (i) any common shares of the Company or any other securities of the Company, (ii) any securities which may be converted into or exchanged for such shares or other securities or (iii) any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or other securities (collectively, "Additional Securities"), the terms of this Agreement shall apply to any of such Additional Securities as though owned by such Company Shareholder on the date of this Agreement.

    (g)
    Each Company Shareholder is entering into this Agreement solely in its capacity as the record or beneficial owner of its Owned Securities. Nothing contained in this Agreement shall limit the rights and obligations of any Company Shareholder, any of its Affiliates, representatives or any employee of any of its Affiliates in his or her capacity as a director or officer of the Company, and the agreements set forth herein shall in no way restrict any director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company in his or her capacity as such. Each Company Shareholder shall have no liability to Auxilium or any of its Affiliates under this Agreement as a result of any action or inaction by such Company Shareholder acting in his capacity as a director or officer of the Company.

  6.
  Other Covenants.    The Company Shareholder also agrees, severally and not jointly to the details of this Agreement being set out in any information circular or disclosure document produced by the Company or Auxilium in connection with the Transaction and to this Agreement being available for public inspection to the extent required by law.

  7.
  Auxilium Acknowledgements.    Auxilium acknowledges that, if any Company Shareholder is also a director, officer or employee of the Company or any of its subsidiaries, that the provisions of this Agreement shall bind such Company Shareholder solely in his or her capacity as a shareholder of the Company and shall not be deemed or interpreted to bind any such Company Shareholder in his or her capacity as a director, officer or employee of the Company or any of its subsidiaries.

  8.
  Termination.    Unless otherwise provided for herein, this Agreement shall terminate on the earlier of: (i) the consummation of the Transaction and (ii) termination of the Merger Agreement.

  9.
  Termination by the Company Shareholder or Auxilium.    This Agreement may be terminated by notice in writing:

  (a)
  at any time prior to the Effective Time, by the mutual agreement of the parties;

  (b)
  by the Company Shareholder, if the Merger Effective Time has not occurred by December 31, 2014; or

  (c)
  by the Company Shareholder, if the Merger Agreement is amended by the parties thereto in a manner that results in an increase in the Equity Exchange Ratio.

  10.
  Specific Performance.    The parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at Law. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

  11.
  No Ownership Interest.    Nothing contained in this Agreement shall be deemed to vest in Auxilium any direct or indirect ownership or incidence of ownership at law or in equity with respect to any of the Owned Securities or any right or entitlement to acquire or become the owner at law or in equity of the Owned Securities. Except as otherwise set forth in this Agreement, any rights, ownership and economic benefits of and relating to the Owned Securities shall remain vested in and belong to the Company Shareholders and their Affiliates, as the case may be. Auxilium shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Company Shareholder or his or her Affiliates in the voting of any of the Owned Securities, except as otherwise provided herein, or in the performance of the Company Shareholder's and its Affiliates' duties or responsibilities as a Company Shareholder of the Company.

  12.
  Successors and Assigns.    The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its or his rights, interests or obligations under this Agreement without the prior written consent of the other party, except that Auxilium may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a direct or indirect subsidiary, without reducing its own obligations hereunder, without the prior consent of the Company Shareholders.

  13.
  Confidentiality.    Each Company Shareholder shall maintain in confidence the matters referred to in this Agreement and shall not make any public disclosure, except to the extent required by applicable law or the requirements of any securities regulatory authority or stock exchange, of the terms of this Agreement without the consent of Auxilium, such consent not to be unreasonably withheld.

  14.
  Entire Agreement.    This Agreement supersedes all prior agreements among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be modified or waived, except expressly by an instrument in writing signed by all the parties hereto. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

  15.
  Notice.    Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

if to any Company Shareholder:	The addresses set out on the last page of this Agreement
if to Auxilium:	The addresses set out for Auxilium in the Merger Agreement

    Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

  16.
  Further Assurances.    Each of the parties hereto agrees to execute such further and other deeds, documents and assurances and to do such further and other acts as may be necessary to carry out the true intent and meaning of this Agreement fully and effectually.

  17.
  Severability.    Each of the covenants, provisions, sections, subsections and other subdivisions hereof is severable from every other covenant, provision, section, subsection and subdivision and the invalidity or unenforceability of any one or more covenants, provisions, sections, subsections and other subdivisions hereof shall not affect the validity or enforceability of the remaining covenants, provisions, sections, subsections or subdivisions hereof.

  18.
  Governing Law.    This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (the "Chancery Court") or, if, but only if, the Chancery Court lacks subject matter jurisdiction, any Federal court located in the State of Delaware with respect to any dispute arising out of, relating to or in connection with this Agreement or any transaction contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action arising out of, relating to or in connection with this Agreement or any transaction contemplated by this Agreement, in any court other than any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chancery Court or, if, but only if, the Chancery Court lacks subject matter jurisdiction, in any Federal court located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

  19.
  Counterparts.    This Agreement may be executed and delivered in any number of counterparts (including by facsimile or electronic transmission), each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and each party may enter into this Agreement by executing a counterpart and delivering it to the other party (by personal delivery, facsimile, electronic transmission or otherwise).

  20.
  Interpretation Not Affected by Headings.    The division of this Agreement into articles, sections, paragraphs and subparagraphs and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, and not to any particular article, section or other portion hereof. Unless something in the subject matter or context is clearly inconsistent therewith, references herein to an article, section, subsection, paragraph, clause, subclause or schedule by number or letter or both are to that article, section, subsection, paragraph, clause or subclause in this Agreement.

        IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

AUXILIUM Pharmaceuticals, Inc.

Name:
Title:

COMPANY SHAREHOLDER:

Name:
Title:

Address:

SCHEDULE A
OWNERSHIP OF SECURITIES

Name of Company Shareholder	Number of Shares

Annex B

Deutsche Bank Corporate Banking & Securities

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005

June 25, 2014

Board of Directors
Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087

Lady and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Auxilium Pharmaceuticals, Inc. ("Auxilium") in connection with the Agreement and Plan of Merger, dated as of June 25, 2014 (the "Merger Agreement"), among Auxilium, QLT Inc. ("QLT"), QLT Holding Corp., a wholly-owned subsidiary of QLT, and QLT Acquisition Corp, a wholly-owned subsidiary of QLT ("AcquireCo"), which provides, among other things, for the merger of AcquireCo with and into Auxilium, as a result of which Auxilium will become a wholly owned subsidiary of QLT (the "Transaction"). As set forth more fully in the Merger Agreement, as a result of the Transaction, each issued and outstanding share of common stock, par value $0.01 per share (the "Auxilium Common Stock"), of Auxilium, other than shares of Auxilium Common Stock owned by Auxilium as treasury stock and shares of Auxilium Common Stock owned directly by Auxilium, will be converted into the right to receive 3.1359 common shares (the "Equity Exchange Ratio"), without par value (the "QLT Common Shares"), of QLT; provided, that the Equity Exchange Ratio may be increased by varying amounts up to a maximum of 3.2321 QLT Common Shares per share of Auxilium Common Stock under certain circumstances described in the Merger Agreement relating to a Retinoid Transaction (as defined in the Merger Agreement), as to which adjustments we express no opinion (except in the case where the Exchange Ratio is increased to 3.2321 because there has not been a Retinoid Transaction). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion, as investment bankers, as to the fairness of the Equity Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Auxilium Common Stock.

In connection with our role as financial advisor to Auxilium, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning QLT and Auxilium. We also reviewed certain internal analyses, financial forecasts and other information relating to QLT prepared by management of QLT and approved for our use by Auxilium. In addition, we reviewed certain internal analyses, financial forecasts and other information relating to QLT, Auxilium and the combined company prepared by management of Auxilium, including financial forecasts for QLT prepared by management of Auxilium both assuming that QLT does not complete a Retinoid Transaction and assuming that QLT completes a Retinoid

B-

Deutsche Bank

Board of Directors Auxilium Pharmaceuticals, Inc. June 25, 2014 Page 2

Transaction on terms and conditions provided to us by Auxilium. We have also held discussions with certain senior officers and other representatives and advisors of QLT regarding the businesses and prospects of QLT and with certain senior officers and other representatives and advisors of Auxilium regarding the businesses and prospects of QLT, Auxilium and the combined company (including with respect to a potential Retinoid Transaction) and the strategic rationale for, and benefits of, the Transaction. In addition, we have (i) reviewed the reported prices and trading activity for the QLT Common Shares and Auxilium Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for Auxilium with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed the Merger Agreement, and (iv) performed such other studies and analyses and considered such other factors as we deemed appropriate.

We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning QLT, Auxilium or the combined company, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of QLT, Auxilium or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of QLT, Auxilium or the combined company (or the impact of the Transaction thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts, including, without limitation, the analyses and forecasts of the amount and timing of certain tax benefits, cost savings and other strategic and financial benefits projected by Auxilium to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Auxilium as to the matters covered thereby under each of the cases included in such forecasts, and that the financial results, including the Synergies, reflected in such forecasts will be realized in the amounts and at the times projected and have relied on such forecasts in arriving at our opinion. At the direction of Auxilium, we have further assumed, with your knowledge and permission, that the Transaction will have the tax effects that we have discussed with Auxilium. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections, including, without limitation, the Synergies, or the assumptions on which they are based, including with respect to the terms of any Retinoid Transaction. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking

Deutsche Bank

Board of Directors Auxilium Pharmaceuticals, Inc. June 25, 2014 Page 3

or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement, and no adjustments or modifications to the structure of the Transaction will be made, in each case that would be material to our analysis, and without any adjustment to the Equity Exchange Ratio attributable to changes in the outstanding shares of capital stock of QLT or Auxilium, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment or shares, or any stock dividend thereon. To the extent relevant to our analysis, we have further assumed that the final terms of any Retinoid Transaction will be consistent with the terms provided to us by Auxilium in all respects material to our analysis. We also have assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction (or, if applicable, a Retinoid Transaction) will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by Auxilium and its other advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and for the use and benefit of, the Board of Directors of Auxilium in connection with and for the purpose of its evaluation of the Transaction. This opinion is limited to the fairness of the Equity Exchange Ratio, from a financial point of view, to the holders of Auxilium Common Stock as of the date hereof. This opinion does not address any other terms of the Transaction or the Merger Agreement (or any Pre-Acquisition Reorganization (as defined in the Merger Agreement)) nor does it address the terms of any Retinoid Transaction or any other agreement entered into in connection with the Transaction. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of Auxilium, nor does it address the fairness of the contemplated benefits of the Transaction. We express no opinion as to the merits of the underlying decision by Auxilium to engage in the Transaction or the relative merits of the Transaction as compared to any alternative transactions or business strategies. Further, we express no opinion with respect to the decision by the Auxilium or QLT to pursue a Retinoid Transaction, whether prior to or after the consummation of the Merger, or any Pre-Acquisition Reorganization. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how any holder of Auxilium Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any the officers, directors, or employee of any parties to the Transaction, or any class of such

Deutsche Bank

Board of Directors Auxilium Pharmaceuticals, Inc. June 25, 2014 Page 4

persons, in connection with the Transaction relative to the Equity Exchange Ratio or otherwise. This opinion does not in any manner address the prices at which the QLT Common Shares, the Auxilium Common Stock or any other securities will trade following the announcement or consummation of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to Auxilium in connection with the Transaction, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Board of Directors that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. Auxilium has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided and are currently providing investment banking, commercial banking (including extension of credit) or other financial services to Auxilium or its affiliates for which they have received and in the future may receive compensation, including acting as one of several counterparties to a convertible note hedge transaction with Auxilium in connection with Auxilium's offering of 1.50% Convertible Senior Notes due 2018 in January 2013 and pursuant to which a member of the DB Group received warrants issued by Auxilium. In addition, one or more members of the DB Group have agreed to provide backstop financing to Auxilium in connection with the Transaction, for which we expect members of the DB Group will receive compensation. The DB Group may also provide investment and commercial banking services to QLT, Auxilium and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of QLT and Auxilium (or their respective affiliates) for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Equity Exchange Ratio is fair, from a financial point of view, to the holders of outstanding shares of Auxilium Common Stock.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Annex C

[Houlihan Letterhead]

June 25, 2014
Auxilium Pharmaceuticals, Inc.
640 Lee Road
Chesterbrook, PA 19087
Attn: Board of Directors
Dear Board of Directors:

        We understand that Auxilium Pharmaceuticals, Inc. (the "Company") intends to enter into an agreement and plan of merger (the "Merger Agreement") with QLT Inc. ("QLT"), a newly formed wholly-owned subsidiary of QLT ("HoldCo") and a newly formed wholly-owned subsidiary of HoldCo ("AcquireCo"), pursuant to which AcquireCo will merge with and into the Company, each outstanding share of common stock, par value US$0.01, of the Company ("Company Common Stock"), will be converted into the right to receive at least 3.1359 common shares, without par value ("QLT Common Shares"), of QLT (the "Equity Exchange Ratio"), and the Company will become a wholly-owned subsidiary of HoldCo (the "Transaction").

        The Board of Directors of the Company (the "Board") has requested that Houlihan Lokey Financial Advisors, Inc. ("Houlihan Lokey", with all references to "we" or "our" herein being references to Houlihan Lokey) provide an opinion (the "Opinion") to the Board as to whether, as of the date hereof, taking into account the Transaction, the Equity Exchange Ratio provided for in the Transaction pursuant to the Merger Agreement is fair to the holders of the Company Common Stock immediately prior to the Transaction (the "Covered Stockholders") from a financial point of view.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed the following agreements and documents:

  a.
  a draft of the Merger Agreement dated as of June 25, 2014, but not including any schedules attached thereto; and

  b.
  "Project Bond—Acquisition Structure, IP Migration and Leverage Insertion" memorandum, prepared by Ernst & Young LLP, dated June 3, 2014;

  2.
  reviewed certain publicly available business and financial information relating to the Company and QLT that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of each of the Company and QLT;

  3.
  reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and QLT made available to us by the Company, including (a) financial projections prepared by and discussed with the management of the Company relating to the Company for the fiscal years ending 2014 through 2018, (b) financial projections prepared by and discussed with the management of the Company relating to worldwide net sales of QLT's proprietary synthetic retinoid product in development known as "QLT091001" (the "Product") for the fiscal years ending 2014 through 2026 (the "Product Sales Projections"), and (c) certain forecasts and estimates of potential tax benefits expected to result from the Transaction, all as prepared by or at the direction of the management of the Company (the "Tax Benefits");

  4.
  reviewed the Co-Development Agreement, dated as of April 4, 2006, between QLT and Retinagenix, LLC (the "Retinagenix Agreement");

  5.
  reviewed proposed non-binding terms (the "Proposed Terms") of an agreement between QLT and a third party regarding the sale or license of the Product (the "Product Agreement");

  6.
  spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the business of the Company and QLT, operations, financial condition and prospects of the Company and QLT, the Transaction and related matters;

  7.
  spoken with certain members of the management of QLT regarding the business, operations, financial condition and prospects of QLT and related matters;

  8.
  compared the financial and operating performance of the Company and QLT with that of other public companies that we deemed to be relevant;

  9.
  considered the publicly available financial terms of certain transactions that we deemed to be relevant;

  10.
  reviewed the current and historical market prices and trading volume for certain of the Company's and QLT's publicly-traded securities, and the current and historical market prices and trading volume of the publicly-traded securities of certain other companies that we deemed to be relevant; and

  11.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and QLT, and we express no opinion with respect to such projections or the assumptions on which they are based. Furthermore, upon the advice of the management of the Company, we have relied upon and assumed that the Tax Benefits reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company and that the Tax Benefits will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Tax Benefits or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company and QLT since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, we understand that the terms of the Product Agreement are currently being negotiated. We have relied upon and assumed, without independent verification and with your consent, that (a) the Product Agreement will be entered into prior to the consummation of the Transaction on terms that will not have a material effect on our analysis or this Opinion, (b) a $25,000,000 upfront payment will be paid to QLT (the "Upfront Payment") under the Product Agreement concurrently with or immediately after the consummation of the Transaction, (c) the payment by QLT of the royalties and milestone payments that would become payable under the Retinagenix Agreement based on the Product Sales Projections, and (d) the payment to QLT of the royalties and milestone payments under the Product Agreement based on the Proposed Terms and the Product Sales Projections. Management of the Company has advised us, and we have assumed, that (i) QLT's existing capital losses will be applicable and sufficient to fully offset any income or capital gains taxes that might be owed by QLT as a result of receipt of the Upfront Payment, and (ii) QLT's net operating loss carryforwards in Canada and the United States will be inapplicable following the consummation of the Transaction. In addition, management of the Company has advised us, and we have assumed, that following consummation of the Transaction, rights relating to the Product will be sold or licensed to a newly-formed Bermuda entity.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the draft Merger Agreement identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to such Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in such Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or QLT, or otherwise have an effect on the Transaction, the Company, QLT or HoldCo or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Equity Exchange Ratio pursuant to the Merger Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents that we reviewed.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, QLT or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or QLT is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or QLT is or may be a party or is or may be subject.

        We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company, QLT, HoldCo or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board, the Company, QLT or any other party with respect to alternatives to the Transaction. This Opinion necessarily assumes the absence of further material changes in the financial, economic and market conditions from those prevailing on the date hereof. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. Subsequent events that could materially affect the conclusion set forth in this Opinion include, without limitation, changes in industry performance or market conditions, changes to the business, financial condition or results of operations of the Company or QLT, changes in the terms of the Transaction, and the failure to consummate the Transaction within a reasonable period of time.

        We are not expressing any opinion as to what the value of the Company Common Stock actually will be when exchanged pursuant to the Merger Agreement or the price or range of prices at which the Company Common Stock may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the QLT Common Shares to be issued in the Transaction to Covered Stockholders will be listed on the NASDAQ Global Market. In addition, we are not expressing any opinion as to the terms of any refinancing of convertible notes or other debt of the Company.

        This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Covered Stockholders or any other party as to how to act, vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

        In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, QLT or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

        Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, QLT, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

        Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

        This Opinion only addresses the matters set forth below as of the date hereof, and does not in any manner address any other aspect of the Transaction or any part thereof or any agreement, arrangement or understanding entered into in connection therewith or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (a) the underlying business decision of the Company, its affiliates, their respective security holders or any other party to proceed with or effect any portion or aspect of the Transaction, (b) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (except if and only to the extent expressly specified herein), (c) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or its affiliates, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (d) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, QLT, their affiliates or any other party or the effect of any other transaction in which any party might engage, (e) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders or other constituents vis-à-vis any other class or group of the Company's or such other party's security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (f) how the Board, any Covered Stockholder or any other securityholder of the Company, or any other party should act with respect to any portion or aspect of the Transaction (including, without limitation, how to vote with respect to the Transaction) or any investment decision, (g) the solvency, creditworthiness or fair value of the Company, QLT, HoldCo, their affiliates or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (h) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Equity Exchange Ratio or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, QLT, HoldCo, AcquireCo and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, taking into account the Transaction, the Equity Exchange Ratio provided for in the Transaction pursuant to the Merger Agreement is fair to the Covered Stockholders from a financial point of view.

Very truly yours,
HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

Annex D

[CREDIT SUISSE SECURITIES (USA) LLC LETTERHEAD]

June 25, 2014

Board of Directors
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, BC V5T 415
Canada

Board of Directors:

        You have asked us to advise you with respect to the fairness, from a financial point of view, to QLT Inc. ("QLT") of the Equity Exchange Ratio (as defined below) provided for pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") to be entered into among Auxilium Pharmaceuticals, Inc., QLT, QLT Holding Corp., a wholly owned subsidiary of QLT ("HoldCo"), and QLT Acquisition Corp., a wholly owned subsidiary of HoldCo ("AcquireCo"). As more fully described in the Merger Agreement, (i) AcquireCo will be merged with and into Auxilium (the "Merger") and (ii) each outstanding share of the common stock, par value $0.01 per share, of Auxilium ("Auxilium Common Stock") will be converted in the Merger into the right to receive 3.1359 common shares, without par value, of QLT ("QLT Common Shares"), subject to adjustment as specified in the Merger Agreement based on the aggregate cash consideration received by QLT at or immediately after the effective time of the Merger pursuant to a proposed licensing arrangement relating to QLT's product, Retinoid (the "Retinoid Transaction"), up to a maximum of 3.2321 QLT Common Shares (such number of QLT Common Shares so issuable in the Merger, the "Equity Exchange Ratio"). The Merger Agreement also provides that, prior to the effective time of the Merger, QLT will subscribe for a number of shares of the common stock of HoldCo, and HoldCo will subscribe for a number of QLT Common Shares, equal to the number of shares of Auxilium Common Stock outstanding prior to such effective time multiplied by the Equity Exchange Ratio for a cash purchase price equal to the fair market value of such shares (the "Subscription").

        In arriving at our opinion, we have reviewed a draft, dated June 25, 2014, of the Merger Agreement and certain publicly available business and financial information relating to QLT and Auxilium. We also have reviewed certain other information relating to QLT and Auxilium provided to or discussed with us by QLT and Auxilium, including financial forecasts and estimates relating to QLT and Auxilium prepared by the managements of QLT and Auxilium, and we have met with the managements of QLT and Auxilium to discuss the businesses and prospects of QLT and Auxilium. We also have considered certain financial and stock market data of QLT and Auxilium, and we have considered that data with similar data for publicly held companies in businesses we deemed similar to those of Auxilium. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have not, for purposes of our analyses and opinion, evaluated QLT or the Merger relative to selected companies or selected precedent transactions given that QLT is a development stage biotechnology company with insufficient near-term or historical financial data for comparative purposes.

        In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts and estimates for QLT and Auxilium that we have utilized in our analyses, including estimates of the managements of QLT and Auxilium as to potential net operating loss carryforwards expected to be utilized by each of QLT and Auxilium on a standalone basis, QLT and Auxilium have advised us, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared on bases reflecting the best currently

Board of Directors
QLT Inc.
June 25, 2014

available estimates and judgments of the managements of QLT and Auxilium as to the future financial performance of QLT and Auxilium and the other matters covered thereby. We also have assumed, with your consent, that the potential net operating loss carryforwards expected to be utilized by each of QLT and Auxilium will be realized in the amounts and at the times projected. We have relied, with your consent and without, independent verification, upon the assessments of the managements of QLT and Auxilium as to (i) the proposed Retinoid Transaction, including the timing and financial and other terms thereof, (ii) the potential impact on QLT and Auxilium of market and other trends and prospects for, including governmental .and regulatory policies relating to or affecting, the healthcare industry and (iii) the validity of, and risks associated with, the products, product candidates and related indications of QLT and Auxilium (including, without limitation, the timing and probability of successful development and commercialization of such products, product candidates and related indications, approval thereof by appropriate governmental authorities, the validity of patents or other intellectual property and the potential impact of generic competition). We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful to our analyses or opinion.

        We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger or related transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on QLT, Auxilium, the Merger or related transactions (including the contemplated benefits thereof) and that the Merger and related transactions will be consummated in accordance with the terms of the Merger Agreement and related documents without waiver, modification or amendment of any material term, condition or agreement, thereof. Representatives of QLT have advised us, and we also have assumed, that the terms of the Merger Agreement when executed, will conform in all material respects to the terms reflected in the draft reviewed by us. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of QLT or Auxilium, nor have we been furnished with any such evaluations or appraisals and we have assumed, with your consent, that appropriate reserves and other provisions have been made with respect to, and that there are no undisclosed, liabilities of or relating to QLT or Auxilium. With respect to outstanding litigation involving Auxilium for which significant damages are alleged, you have directed us to assume that the outcome of such litigation will not have a material adverse effect on the financial condition or results of operations of Auxilium, the combined company, the Merger or related transactions (including the contemplated benefits thereof) or otherwise be meaningful in any respect to our analyses or opinion. We are not expressing any opinion with respect to accounting, tax, regulatory, legal or similar matters and we have relied, with your consent, upon the assessments of representatives of QLT as to such matters.

        Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Equity Exchange Ratio and does not address any other aspect or implication of the Merger or related transactions, including, without limitation, the terms for determining the adjustments to the Equity Exchange Ratio, the form or structure of the Merger, the Subscription or the Retinoid Transaction, any reorganizations or other related transactions or any voting or other agreement, arrangement or understanding entered into in connection with the Merger, any related transactions or otherwise. Our opinion also does not address the fairness of the amount or nature of, for any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger or related transactions, or class of such persons, relative to the Equity Exchange Ratio or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Board of Directors
QLT Inc.
June 25, 2014

        Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of QLT Common Shares actually will be when issued pursuant to the Merger or the prices at which QLT Common Shares or Auxilium Common Stock will trade at any time. Our opinion also does not address the relative merits of the Merger or related transactions as compared to alternative transactions or strategies that might be available to QLT, nor does it address the underlying business decision of QLT to proceed with the Merger or related transactions.

        We have acted as financial advisor to QLT in connection with the Merger and will receive a fee for our services, a portion of which was payable during the course of our engagement and the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, QLT has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of QLT, Auxilium and their respective affiliates and any other company that may be involved in the Merger or related transactions, as well as provide investment banking and other financial services to such companies.

        It is understood that this letter is for the information of the Board of Directors of QLT (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger, any related transactions or otherwise.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Equity Exchange Ratio provided for in the Merger is fair, from a financial point of view, to QLT.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC

Annex E

ADVANCE NOTICE POLICY
(Adopted by the Board of Directors with immediate effect on July 30, 2014)

QLT INC.
(the "Company")

INTRODUCTION

        The Company is committed to: (a) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (b) ensuring that all shareholders receive adequate notice of nominations for election as directors and sufficient information with respect to all nominees; and (c) allowing shareholders to make an informed vote having been afforded reasonable time for appropriate deliberation.

        The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit nominations for election as directors to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of shareholders.

        It is the position of the board of directors (the "Board") of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to review by the Board from time to time, and may be amended by majority vote of the Board for purposes of, among other things, complying with the requirements of applicable securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, may be made:

(a)
by or at the direction of the Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the Business Corporations Act (British Columbia) (the "Act"), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)
by any person (a "Nominating Shareholder"): (i) who, at the close of business on the date on which the Nominating Shareholder gives the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who otherwise complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must deliver notice ("Notice") thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.
To be timely, the Notice must be delivered to the Corporate Secretary at the principal executive offices of the Company:

(a)
in the case of an annual meeting of shareholders, not less than 35 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, the Notice may be delivered not later than the close of business on the tenth day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

  The time periods for the giving of Notice set forth above shall in all cases be determined based on the original date of the applicable meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of Notice.

4.
To be in proper written form, a Notice must set forth:

(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; (E) confirmation that the person meets the qualifications of directors set out in the Act; and (F) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)
as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

  The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if any proposed nomination is not in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.
For purposes of this Policy:

(a)
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and under its profile under the Electronic Data Gathering and Retrieval system at www.sec.gov;

(b)
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable securities laws in the United States; and

(c)
"business day" means a day other than a Saturday, Sunday or statutory holiday in British Columbia.

7.
Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.
Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

        This Policy was approved and adopted by the Board on July 30, 2014 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

        This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

*    *    *

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Under Section 160 of British Columbia's Business Corporations Act (the "BCA"), QLT may indemnify an eligible party including but not limited to a director or officer of QLT, a former director or officer of QLT or another individual who acts or acted at QLT's request as a director or officer, or an individual acting in a similar capacity, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which a party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, to which the such party is or may be liable. Indemnification will be prohibited if (i) giving indemnity or paying expenses is or was prohibited in the memorandum or articles, (ii) if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of QLT or, (iii) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful. The BCA also provides, under Section 162, that QLT may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; however, the individual must agree in writing to undertake that if it is ultimately determined that the payment of expenses is prohibited by either conditions (i), (ii) or (iii) above, the eligible party will repay the amounts advanced.

        QLT's articles provide that QLT shall indemnify, and pay expenses in advance of the final disposition of a proceeding of, a director or officer, a former director or officer or a person who acts or acted at QLT's requests as a director or officer, or in a similar capacity of another entity, and the heirs and person or other legal representatives of such a person, in accordance, and to the fullest extent and in all circumstances permitted by the BCA.

        QLT has entered into indemnification agreements with its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of QLT or QLT's subsidiaries in accordance with applicable law. These agreements include bearing the reasonable cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as QLT's officers and directors. Pursuant to such indemnities, QLT bears the cost of the representation of certain officers and directors.

        QLT maintains insurance for certain liabilities incurred by its directors and officers in their capacity with QLT or its subsidiaries.

II-1

Item 21.    Exhibits and Financial Statements.

        (a)   The exhibits listed below in the "Exhibit Index" are filed as part of, or are incorporated by reference in, the joint proxy statement/prospectus included in this registration statement.

Exhibit No.	Title
2.1	Agreement and Plan of Merger, dated as of June 25, 2014, among Auxilium Pharmaceuticals, Inc., QLT Inc., QLT Holding Corp. and QLT Acquisition Corp. (included as Annex A to the joint proxy statement/prospectus that is part of this registration statement)
3.1	Articles of QLT Inc. dated May 25, 2005 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by QLT Inc. on May 25, 2005)
5.1	Opinion of McCullough O'Connor Irwin LLP as to the validity of the QLT common shares
10.1
Voting Agreement, dated as of June 25, 2014, between Auxilium Pharmaceuticals, Inc. and Axial Capital Management, LLC (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D of Auxilium Pharmaceuticals, Inc,. filed with the Commission on July 7, 2014)
10.2
Voting Agreement, dated as of June 25, 2014, between Auxilium Pharmaceuticals, Inc. and Kingstown Capital Management LP (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D of Auxilium Pharmaceuticals, Inc,. filed with the Commission on July 7, 2014)
10.3
Voting Agreement, dated as of June 25, 2014, between Auxilium Pharmaceuticals, Inc. and Visium Balanced Master Fund, Ltd. (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D of Auxilium Pharmaceuticals, Inc,. filed with the Commission on July 7, 2014)
21.1	Subsidiaries of QLT (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K of QLT Inc. filed on February 28, 2014)
23.1	Consent of Deloitte LLP with respect to QLT Inc.
23.2	Consent of PricewaterhouseCoopers LLP with respect to Auxilium Pharmaceuticals, Inc.
23.3	Consent of Ernst & Young LLP with respect to Actient Holdings, LLC
24.1	Power of Attorney of Officers and Directors (included on the signature page of this registration statement)
99.1	Consent of Deutsche Bank Securities Inc.
99.2	Consent of Houlihan Lokey Financial Advisors, Inc.
99.3	Consent of Credit Suisse Securities (USA) LLC
99.4	Consent of McCulloch O'Connor Irwin LLP (included within Exhibit 5.1)
99.4	Form of Proxy Card for QLT Inc. annual general and special meeting of shareholders
99.5	Form of Proxy Card for Auxilium Pharmaceuticals, Inc. special meeting of stockholders
101
The following financial statements from the QLT Inc. Annual Report on Form 10-K for the year ended December 31, 2013 and QLT Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, formatted in Extensible Business Reporting Language ("XBRL"):
• consolidated balance sheets;
• consolidated statements of operations;
• consolidated statements of comprehensive loss;

II-2

Exhibit No.	Title
• consolidated statements of cash flows;
• consolidated statements of changes in shareholders' equity; and notes to consolidated financial statements

(incorporated herein by reference to Exhibit 101 to the QLT Inc. Annual Report on Form 10-K for the year ended December 31, 2013 and Exhibit 101 to the QLT Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2014)

*
Previously filed.

**
To be filed by amendment.

        (b)   All required financial statement schedules are presented within the financial statements included in the prospectus that is part of the joint proxy statement/prospectus included in this registration statement, beginning on page F-1.

II-3

Item 22.    Undertakings.

The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-4

        (6)   That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (8)   That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (9)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

II-5

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 4th of August, 2014.

QLT INC.
By:	/s/ JEFFREY MECKLER
	Name:	Jeffrey Meckler
	Title:	Chairman of the Executive Transition Committee

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Jeffrey Meckler, Chairman of the Executive Transition Committee and Director and Sukhi Jagpal, Chief Financial Officer, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JEFFREY MECKLER Jeffrey Meckler	Chairman of the Executive Transition Committee and Director (Principal Executive Officer)	August 4, 2014
/s/ SUKHI JAGPAL Sukhi Jagpal	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	August 4, 2014
/s/ JASON M. ARYEH Jason M. Aryeh	Chairman of the Board of Directors and Director	August 4, 2014
/s/ GEOFFREY F. COX Geoffrey F. Cox	Director	August 4, 2014

Name	Title	Date

/s/ JOHN KOZARICH John Kozarich	Director	August 4, 2014
/s/ STEPHEN SABBA Stephen Sabba	Director	August 4, 2014
/s/ JOHN C. THOMAS, JR. John C. Thomas, Jr.	Director	August 4, 2014

EXHIBIT INDEX

Exhibit No.	Title
2.1	Agreement and Plan of Merger, dated as of June 25, 2014, among Auxilium Pharmaceuticals, Inc., QLT Inc., QLT Holding Corp. and QLT Acquisition Corp. (included as Annex A to the joint proxy statement/prospectus that is part of this registration statement)
3.1	Articles of QLT Inc. dated May 25, 2005 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by QLT Inc. on May 25, 2005)
5.1	Form of Opinion of McCullough O'Connor Irwin LLP as to the validity of the QLT common shares
10.1	Voting Agreement, dated as of June 25, 2014, between Auxilium and Axial Capital Management, LLC (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D of Auxilium Pharmaceuticals, Inc,. filed with the Commission on July 7, 2014)
10.2	Voting Agreement, dated as of June 25, 2014, between Auxilium and Kingstown Capital Management LP (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D of Auxilium Pharmaceuticals, Inc, .. filed with the Commission on July 7, 2014)
10.3	Voting Agreement, dated as of June 25, 2014, between Auxilium and Visium Balanced Master Fund, Ltd.(incorporated herein by reference to Exhibit 99.3 to the Schedule 13D of Auxilium Pharmaceuticals, Inc, .. filed with the Commission on July 7, 2014)
21.1	Subsidiaries of QLT (incorporated herein by reference to Exhibit 21 to the Annual Report on Form 10-K of QLT Inc. filed on February 28, 2014)
23.1	Consent of Deloitte LLP with respect to QLT Inc.
23.2	Consent of PricewaterhouseCoopers LLP with respect to Auxilium Pharmaceuticals, Inc.
23.3	Consent of Ernst & Young LLP with respect to Actient Holdings, LLC
24.1	Power of Attorney of Officers and Directors (included on the signature page of this registration statement)
99.1	Consent of Deutsche Bank Securities Inc.
99.2	Consent of Houlihan Lokey Financial Advisors, Inc.
99.3	Consent of Credit Suisse Securities (USA) LLC
99.4	Consent of McCullough O'Connor Irwin LLP (included within Exhibit 5.1)
99.5	Form of Proxy Card for QLT Inc. annual general and special meeting of shareholders
99.6	Form of Proxy Card for Auxilium Pharmaceuticals, Inc. special meeting of stockholders
101	The following financial statements from the QLT Inc. Annual Report on Form 10-K for the year ended December 31, 2013 and QLT Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, formatted in Extensible Business Reporting Language ("XBRL"):
• consolidated balance sheets;
• consolidated statements of operations;
• consolidated statements of comprehensive loss;
• consolidated statements of cash flows;
• consolidated statements of changes in shareholders' equity; and notes to consolidated financial statements
(incorporated herein by reference to Exhibit 101 to the QLT Inc. Annual Report on Form 10-K for the year ended December 31, 2013 and Exhibit 101 to the QLT Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2014)

*
Previously filed.

**
To be filed by amendment.

QuickLinks

ADDITIONAL INFORMATION
ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETINGS
SUMMARY
COMPARATIVE PER SHARE DATA
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE MERGER
Golden Parachute Compensation
Golden Parachute Compensation
CERTAIN TAX CONSEQUENCES OF THE MERGER
AUXILIUM PROPOSAL 1: VOTE OF AUXILIUM STOCKHOLDERS REQUIRED TO ADOPT THE MERGER AGREEMENT AND APPROVE THE TRANSACTIONS CONTEMPLATED THEREBY; BOARD RECOMMENDATION
QLT PROPOSAL 1: VOTE OF QLT SHAREHOLDERS REQUIRED TO APPROVE THE ISSUANCE OF QLT COMMON SHARES NECESSARY TO COMPLETE THE MERGER AND THE ISSUANCE OF SUCH OTHER QLT COMMON SHARES AS CONTEMPLATED BY THE MERGER AGREEMENT; BOARD RECOMMENDATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
THE COMPANIES
THE MERGER AGREEMENT
THE VOTING AGREEMENTS
QLT PROPOSAL 2: ELECTION OF QLT DIRECTORS
MAJORITY VOTING POLICY
QLT PROPOSAL 3: APPROVAL OF QLT AUDITORS
QLT PROPOSAL 4: ADVISORY VOTE ON THE COMPENSATION OF QLT'S NAMED EXECUTIVE OFFICERS FOR 2013 ("SAY-ON-PAY VOTE")
QLT PROPOSAL 5: ADVISORY VOTE ON MERGER-RELATED COMPENSATION OF QLT'S NAMED EXECUTIVE OFFICERS
QLT PROPOSAL 6: RATIFICATION AND APPROVAL OF ADVANCE NOTICE POLICY
AUXILIUM PROPOSAL 2: ADVISORY VOTE ON CERTAIN COMPENSATORY ARRANGEMENTS BETWEEN AUXILIUM AND ITS NAMED EXECUTIVE OFFICERS RELATING TO THE MERGER
AUXILIUM PROPOSAL 3: POSSIBLE ADJOURNMENT OF THE AUXILIUM SPECIAL MEETING
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AUXILIUM
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AUXILIUM
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QLT
SELECTED QUARTERLY HISTORICAL FINANCIAL DATA OF QLT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF QLT
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF AUXILIUM PHARMACEUTICALS, INC. & QLT INC MARCH 31, 2014 (in thousands)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF AUXILIUM PHARMACEUTICALS, INC. & QLT INC. FOR THE THREE MONTHS ENDED MARCH 31, 2014 (in thousands, except share and per share data)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF AUXILIUM PHARMACEUTICALS, INC. & ACTIENT HOLDINGS LLC & QLT INC. FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2013 (in thousands, except share and per share data)
THE BUSINESS OF AUXILIUM
THE BUSINESS OF QLT
EXECUTIVE COMPENSATION OF QLT
2013 SUMMARY COMPENSATION TABLE
Jason M. Aryeh
Jeffery A. Meckler
Alexander Lussow
Sukhi Jagpal
CORPORATE GOVERNANCE OF QLT
REPORT OF THE AUDIT AND RISK COMMITTEE
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS
AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
CORPORATE GOVERNANCE OF AUXILIUM
MANAGEMENT AND OTHER INFORMATION OF NEW AUXILIUM
2013 Director Compensation
COMPARATIVE PER SHARE DATA
COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
CONSOLIDATED CAPITALIZATION
OUTSTANDING SECURITIES OF AUXILIUM AND QLT
COMPARISON OF RIGHTS OF AUXILIUM STOCKHOLDERS AND QLT SHAREHOLDERS
LEGAL MATTERS
INDEBTEDNESS OF DIRECTORS AND OFFICERS
AUDITORS, TRANSFER AGENTS AND REGISTRARS
EXPERTS
ENFORCEABILITY OF CIVIL LIABILITIES
HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS
OTHER BUSINESS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
PROCEDURE FOR SHAREHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2013 and 2012 AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except share and per share amounts)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except share and per share amounts)
Consolidated Statements of Income for the Years Ended December 31, 2013, 2012 and 2011 AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income (Loss) (In thousands)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statement of Stockholders' Equity Year Ended December 31, 2013 (In thousands, except share amounts)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statement of Stockholders' Equity (Continued) Year Ended December 31, 2012 (In thousands, except share amounts)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statement of Stockholders' Equity (Continued) Year Ended December 31, 2011 (In thousands, except share amounts)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011 AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flow (in thousands)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except share and per share amounts) (Unaudited)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except share and per share amounts) (Unaudited)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Comprehensive Loss (In thousands) (Unaudited)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statement of Stockholders' Equity (In thousands, except share amounts) (Unaudited)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands) (Unaudited)
AUXILIUM PHARMACEUTICALS, INC. AND SUBSIDIARIES Notes to Consolidated Financial Statements (In thousands, except share and per share data) March 31, 2014 (Unaudited)
CONSOLIDATED FINANCIAL STATEMENTS
Actient Holdings LLC Consolidated Financial Statements Years Ended December 31, 2012 and 2011
Report of Independent Auditors
Actient Holdings LLC Consolidated Balance Sheets (In Thousands)
Actient Holdings LLC Consolidated Statements of Operations and Comprehensive (Loss) Income (In Thousands)
Actient Holdings LLC Consolidated Statements of Changes in Members' Equity (In Thousands)
Actient Holdings LLC Consolidated Statements of Cash Flows (In Thousands)
Actient Holdings LLC Notes to Consolidated Financial Statements December 31, 2012
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Actient Holdings LLC Condensed Consolidated Financial Statements Three-Month Period Ended March 31, 2013 Actient Holdings LLC Condensed Consolidated Balance Sheets (In Thousands, Except Share and per Share Amounts)
Actient Holdings LLC Condensed Consolidated Statements of Operations and Comprehensive Income (In Thousands, Except Share Amounts) (Unaudited) Three-Month Period Ended March 31, 2012
Actient Holdings LLC Condensed Consolidated Statements of Members' Equity and Comprehensive Income (In Thousands, Except Share Amounts) (Unaudited) Three-Month Period Ended March 31, 2012
Actient Holdings LLC Condensed Consolidated Statements of Cash Flows (In Thousands) (Unaudited)
Actient Holdings LLC Notes to Condensed Consolidated Financial Statements March 31, 2013
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
CONSOLIDATED BALANCE SHEETS OF QLT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF QLT INC. CONDENSED CONSOLIDATED BALANCE SHEETS
QLT Inc. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
QLT Inc. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
QLT Inc. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  Annex A
AGREEMENT AND PLAN OF MERGER AMONG AUXILIUM PHARMACEUTICALS, INC. AND QLT INC. AND QLT HOLDING CORP. AND QLT ACQUISITION CORP.

AGREEMENT AND PLAN OF MERGER
ARTICLE I
INTERPRETATION
ARTICLE II THE MERGER
ARTICLE III
REPRESENTATIONS AND WARRANTIES
ARTICLE IV COVENANTS REGARDING THE CONDUCT OF BUSINESS
ARTICLE V ADDITIONAL COVENANTS
ARTICLE VI ACQUISITION PROPOSALS
ARTICLE VII TERMINATION
ARTICLE VIII CONDITIONS PRECEDENT
ARTICLE IX GENERAL
SCHEDULE I—REQUIRED REGULATORY APPROVALS
SCHEDULE II—FORM OF VOTING AGREEMENT
VOTING AGREEMENT
THE PERSONS NAMED ON THE SIGNATURE PAGE HERETO
Auxilium Pharmaceuticals, Inc. , a corporation incorporated under the laws of Delaware
  ("Auxilium") .
SCHEDULE A OWNERSHIP OF SECURITIES
  Annex B
  Annex C
[Houlihan Letterhead]
  Annex D
[CREDIT SUISSE SECURITIES (USA) LLC LETTERHEAD]
  Annex E
ADVANCE NOTICE POLICY (Adopted by the Board of Directors with immediate effect on July 30, 2014)
QLT INC. (the " Company ")
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statements.
  Item 22. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX